Form 20-F
period 2021-12-31
D-MARKET Electronic Services & Trading
filed 2022-05-02
CIK 1850235

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading

(Translation of Registrant’s Name into English)

Turkey

(Jurisdiction of Incorporation or Organization)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cad. no: 12 Kule 2 K2

Şişli-Istanbul, Turkey

(Address of principal executive office)

Korhan Öz

+90 212 7056866

korhan.oz@hepsiburada.com

Kuştepe Mahallesi Mecidiyeköy Yolu

Cad. no: 12 Kule 2 K2 Şişli-Istanbul, Turkey

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares	HEPS	The Nasdaq Stock Market

Class B ordinary shares, nominal value TRY 0.20 per share*		The Nasdaq Stock Market

* Not for trading, but only in connection with the listing of the American Depositary Shares on The NASDAQ Stock Market LLC. The American Depositary Shares represent the right to receive the Class B ordinary shares and registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6. Accordingly, the American Depositary Shares are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.285,998,290 Class B ordinary shares and 40,000,000 Class A shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated, the terms “Hepsiburada,” the “Company,” the “Group,” “our company,” “our,” “ours” “us,” and “we” or similar terms are to the registrant, D-MARKET Electronic Services & Trading, a joint-stock company incorporated under the laws of Turkey, together with its consolidated subsidiaries.

All references in this annual report to “TRY” and “Turkish Lira” are to the legal currency of Turkey, to “U.S. dollars,” “US$” and “$” are to the legal currency of the United States, and to “euro” or “EUR” are to the currency of the member states of the European Union (the “EU”) participating in the European Economic and Monetary Union.

All references in this annual report to “Turkstat” are to the Turkish Statistics Institute and to “BKM” are to the Turkish Interbank Card Center.

All references in this annual report to the “Commission” or to the “SEC” are to the United States Securities and Exchange Commission, to the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended, and to the “Securities Act” are to the U.S. Securities Act of 1933, as amended. All references to the “Turkey” are to the Republic of Turkey.

With respect our business and operations:

•	all references to “users” are to all persons accessing our online platform (either through website or mobile application), with or without a registered account;
•	all references to “members” are to users that have registered on our online platform by creating an account (either through website or mobile application), excluding cancelled memberships;
•

all references to “customers” are to users (both unregistered users and members) that have purchased at least one item listed on our online platform (either through website or mobile application), including returns and cancellations;

•

all references to “Active Customers” are to users (both unregistered users and members) who purchased an item within the 12-month period preceding the relevant date, including returns and cancellations;

•	all references to “Loyalty Club” are to our customer loyalty club titled “Efsaneler Kulübü” in Turkish;
•	all references to “Loyalty Club customers” are to our customers admitted to our Loyalty Club, excluding customers that have dropped from the Loyalty Club as of the relevant date;
•	all references to “merchants” are to legal entities who listed at least one item on our Marketplace within the 12-month period preceding the relevant date;
•	all references to “Active Merchants” are to merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;
•	all references to “Marketplace” are to the “3P” or “third party” model marketplace that we operate on our online platform, where merchants list and sell items to customers;
•

all references to “Direct Sales” are to “1P” or “first party” model direct sales operations that we perform on our online platform, where suppliers directly sell products to us on a wholesale basis, and we then store and sell such products to the customers;

•	all references to “frequency” are to the average number of orders per Active Customer over a 12-month period preceding the relevant date;
•	all references to “FBM” are to our fulfilled-by-merchant fulfillment model, where merchants perform fulfillment by their own means (FBM is only applicable to our 3P-based Marketplace operations);

•

all references to “fulfillment” are to our logistical processes relating to the placement of an order, including accepting goods, of picking and storing products, consolidating them into batches and packing them into parcels for delivery as well as return operations, as described in greater detail under “Business — Order Fulfillment;”

•

all references to the “HepsiLojistik model” are to our fulfilled-by-Hepsiburada fulfillment model, where we, in case of 1P-based Direct Sales, or merchants, in case of 3P-based Marketplace operations, perform fulfillment through HepsiLojistik, thereby performing fulfillment through our logistics infrastructure;

•	all references to the “Hepsipay Wallet” are to our embedded wallet within our online platform that we launched as part of our Hepsipay strategic asset in June 2021;
•

all references to the “Drop-shipping model” are to our drop-shipping fulfillment model, where we accept customer orders in our 1P-based Direct Sales and transfer orders to our suppliers and our suppliers in turn perform fulfillment by their own means (only applicable to 1P-based Direct Sales operations); and

•	all references to “SKU” are to stock keeping units including variants (color, size, etc.).

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Turkish Lira.

On July 1, 2021, we issued 41,670,000 Class B ordinary shares (with a nominal value of TRY 0.20 per share) represented by American Depositary Shares, with each ADS representing one Class B ordinary share (the “ADSs”), as part of our initial public offering (the “IPO”).

Use of Non-IFRS Financial Measures

Certain parts of this annual report contain non-IFRS financial measures, including, among others, EBITDA, Net Working Capital and Free Cash Flow. We define:

•	“EBITDA” as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization;
•	“Free Cash Flow” as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and
•	“Net Working Capital” as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

The non-IFRS financial measures included in this annual report are unaudited supplementary measures that are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. See Item 5. “Operating and Financial Review and Prospects—Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures” for a reconciliation of certain of these non-IFRS measures to the closest IFRS measure set forth in the consolidated financial statements.

These measures have limitations as analytical tools, and you should not consider them as: (a) an alternative to operating profit or net profit as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles. See “Item 5. Operating and Financial Review and Prospects —Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-

IFRS Measures” for more detail on these limitations of EBITDA, Free Cash Flow and Net Working Capital. Accordingly, investors should not place undue reliance on these non-IFRS financial measures contained in this annual report.

Key Operating Performance Indicators

Certain parts of this annual report contain a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this annual report as follows:

•

“GMV” as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•

“Marketplace GMV” as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	“Share of Marketplace GMV” as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;
•	“EBITDA as a percentage of GMV” as EBITDA represented as a percentage of our GMV;
•	“Number of orders” as the number of orders we received through our platform including returns and cancellations;
•	“Active Customers” as the users (both unregistered users and members) who purchased an item within the 12-month period preceding the relevant date, including returns and cancellations;
•	“Active Merchants” are to merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;
•	“Gross Contribution” as revenues less cost of inventory sold;
•	“Gross Contribution Margin” as Gross Contribution represented as a percentage of GMV; and
•	“frequency” as the average number of orders per Active Customer over a 12-month period preceding the relevant date.

Rounding Adjustments

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, the figures shown for the same item presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

MARKET AND INDUSTRY DATA

The industry, market and competitive position data included in this annual report is derived from our own internal estimates and research, our management’s understanding of our business and the market in which we operate, as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, such as Arthur D. Little Danışmanlık Hizmetleri Anonim Şirketi (“ADL”), App Annie Inc. (“App Annie”) and FutureBright Research. We commissioned and ADL prepared a research report dated March 15, 2021 in preparation for our initial public offering (the “2020 ADL Report”).

Due to the evolving nature of our industry and competitors, we believe that it is difficult for any market participant, including us, to provide precise data on the market or our industry (see “Risk Factors—Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation”). Unless otherwise indicated, information contained in this annual report concerning our industry and the markets in which we operate, including our general expectation, market position, market size and growth rate of the markets in which we participate is based on information from various sources noted above, including ADL, App Annie, and FutureBright Research, and on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. Although we are not aware of any misstatements regarding the industry data that we present in this annual report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and Item 5. “Operating and Financial Review and Prospects” in this annual report.

Some market data and statistical information contained in this annual report are also based on management’s estimates and calculations, which are derived from our internal market and brand research and our knowledge of our industry. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as other forward looking statements in this annual report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking” statements as defined in Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Key Information—Risk Factors,” Item 5. “Operating and Financial Review and Prospects” and Item 4.B. “Information on the Company—Business Overview,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “intend,” “plan,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

•	our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability;
•	our expectations regarding the development of our industry and the competitive environment in which we operate;
•	the growth of our brand awareness and overall business;
●	our ability to successfully remediate the material weaknesses in our internal control over financial reporting;
•	the outcome of material litigation; and
•	our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	our lack of historical profitability and risks in achieving profitability in the future;
•	our ability to effectively manage our growth;
•	our ability to maintain and enhance our brand;
•	significant competition in our markets;
•	logistics issues;
•	our ability to improve our user experience, customer and merchant value propositions and technology to attract and retain customers and merchants;
•	any significant fluctuations in our results of operations and growth rate;
•	further impacts of the COVID-19 pandemic or other health crises affecting our customers, as well as any governmental or international response measures;
•	undetected software errors or hacking;
•	unauthorized disclosure of sensitive or confidential customer information;

•	credit and payment related risks;
•	reliance on third-party service providers, users and open-source code providers;
•	global or Turkish political and economic stability;
•	inflation in Turkey, including implications for the presentation of our financial statements;
•	the possible impact of the Russia-Ukraine conflict on our business;
•	regulatory concerns;
•	our ability to implement and maintain an effective system of internal control over financial reporting;
•	our ability to retain and motivate our personnel and attract new talent; and
•

as a foreign private issuer, an emerging growth company and a controlled company, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of the ADSs.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have filed as exhibits hereto completely and with the understanding that our actual future results or performance may be materially different from what we expect.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, prospects, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of the ADSs could decline due to any of these risks, and you may lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. You should carefully review the “Cautionary Statements Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this annual report.

Risks Relating to Our Business and Industry

We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve profitability going forward.

We have historically incurred net losses, including net losses of TRY 700.1 million, TRY 474.5 million and TRY 131.6 million for the years ended December 31, 2021, 2020 and 2019, respectively, as we invested in the expansion of our core businesses and in growing our strategic assets including our on-demand grocery delivery service, particularly in the second half of the year 2021. We will need to generate and sustain increased revenue levels to outpace growing operating expenses and capital expenditures in future periods to achieve profitability in our core businesses, and even if we do, we may not be able to maintain or increase profitability. We anticipate that we will continue to incur losses in the near term as a result of expected increases in our operating expenses particularly in advertising and continued capital expenditures, including investments to expand fulfillment centers, logistics operations, our strategic assets and our core businesses, as we continue to invest in our business in order to grow.

We believe that our ability to generate future profits mainly depends on our strategy of attracting more customers to our platform, increasing the frequency of our customers’ transactions on our platform, attracting more merchants to our platform, expanding our product selection, investing further into and leveraging logistics and technology as enablers, continued expansion of strategic assets as well as new services on the platform and opportunistic mergers and acquisitions. See Item 4.B. “Information on the Company—Business Overview—Our Strategy.” These, in turn, depend on our success in improving the customer and merchant experiences through expanded logistics and fulfillment capabilities, developing and improving our platform and offering new products and services that complement our existing offering and preserve and foster further network effects. These efforts may prove more expensive than we anticipate, particularly since some of our ongoing revenue generation initiatives remain unproven (for example, our investments in complementary services, see Item 4.B. “Information on the Company—Business Overview—Strategic Assets”). As a result, any failure to adequately increase our revenue or manage the costs related to our expansion could prevent us from attaining or increasing profitability. Additionally, if we introduce new services in connection with our ongoing expansion, including in international markets, this could result in an unexpected increase in costs or divert our senior management’s attention, which could negatively impact our goal of achieving and maintaining profitability. As we expand our services to additional customers and merchants in various regions and add new categories of products, our offerings in such markets and categories may be less profitable than those in which we currently operate, which may not offset the costs required to expand into such markets or categories and could impact our ability to achieve or sustain profitability.

As a result of the preceding factors, we may not be able to achieve, maintain or increase profitability in the near term or at all.

Our expansion into new products, services and markets subjects us to additional risks and we may not be able to manage our growth and expansion efficiently or effectively scale and adapt our existing infrastructure.

Our growth strategy depends, in part, on our expansion into new product or service offerings, such as our new complementary and value-added services (see Item 4.B. “Information on the Company—Business Overview—Our Strategic Assets”). If we experience significant future growth, we may be required not only to make additional investments in our platform and workforce, but also to expand our fulfillment infrastructure and consumer support or expand our relationships with various partners and other third parties with whom we do business.

Growth of our business places significant demands on our management and key employees, as expansion has increased, and will continue to increase, the complexity of our business and place a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations. If our expansion in offerings outpaces our development of fulfillment infrastructure, our performance may be adversely affected, such as our on-time dispatch performance or average time from order to ready-for-dispatch. If we are unable to successfully manage future growth, consumer satisfaction and our reputation may be negatively and materially affected.

As we expand our relationships with third-parties, such as third-party carriers for deliveries or national and local retailers that provide groceries, water, flowers or other goods for HepsiExpress sales, we will need to expend time and money to integrate such parties into our operations. The expansion of our business could exceed the capacities of our partners and other third parties willing to do business with us. For example, retail suppliers for HepsiExpress may not have sufficient supply to keep pace with our growth and alternative or additional retailers may not be available or willing to do business with us. If third-party partners cannot keep pace, our growth may be constrained and our operations could be adversely and materially affected.

Expansion of the new services we are offering, such as our expected expansion of payment solutions, and any future expansion into cross-border sales through HepsiGlobal, may result in increased or new exposure to regulatory scrutiny and compliance requirements. See “—We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.”

We may fail to maintain or improve our technology infrastructure, which could materially and adversely affect our business, results of operation and financial condition.

Our success depends, in part, on our ability to continue to innovate and provide a platform for products and services that is attractive to existing or new customers, and in turn attracts merchants and suppliers to our customer base. We are frequently upgrading our technology to provide improved performance, increased scale and better integration among our core businesses and complementary value-added services (see Item 4.B. “Information on the Company—Business Overview—Strategic Assets”). Adopting new technologies, upgrading our website and mobile app infrastructure and maintaining and improving our technology infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Adverse consequences for the failure to do so may include unanticipated system disruptions, security breaches, computer virus attacks, slower response times, impaired quality of experiences for our users and delays in reporting accurate operating and financial information. In addition, many of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs and ensure a consistent and acceptable level of service for our customers and merchants, our business, financial condition, and results of operation, as well as our reputation, could be materially and adversely affected.

If we fail to maintain and enhance our brand or network effects from our established Marketplace, our business, results of operations and financial condition may be materially and adversely affected.

We believe that our “Hepsiburada” brand is fundamentally important to the success of our business and that our brand, as well as the interaction between our customer and merchant value propositions, create significant network effects. Failure to maintain and enhance our brand or the network effects that have contributed to our past growth may materially and adversely affect our business, results of operations and financial condition.

We invest in brand building, marketing and expanding our offering of value-added services with the aim of attracting new, and retaining existing, customers and merchants and increasing their level of engagement. From this, we hope to benefit from network effects whereby our larger consumer base attracts more merchants and our broader spectrum of products and services offered by merchants attracts more customers. Over the long-term, our brand development or the benefits to our customer and merchant value propositions may not achieve the promotional benefits or network effects that we expect. Benefits may not outpace expenses. For example, the value of our brand awareness may not outpace marketing and brand building expenses. In addition, our existing competitors or potentially new entrants may increase the intensity of their marketing campaigns or value-added services, which may force us to increase our spending to maintain our brand awareness and competitive advantages.

The extent to which we are able to maintain or strengthen these network effects depends on our ability to execute a number of challenging tasks. See “—If we fail to attract new and retain current customers or grow or maintain the level of their engagement, our business, financial condition, prospects and results of operations could be materially and adversely affected.” Any failure to meet such challenges may lead to an increased risk of disruptions to our customer base or merchant base and our customer and merchant value propositions, which could adversely affect our profitability, and could have a material adverse effect on our business, financial condition and results of operations. In addition, any changes we make to enhance and improve our platform to meet the needs and interests of certain users or merchants or other third-parties may have a negative impact upon others. If we fail to balance the interests of all users and merchants, users may stop visiting our website and using our mobile app and customers may conduct fewer transactions or use alternative e-commerce services, any of which could have a material adverse effect on our business, financial condition and results of operations.

In the event that our brand is subject to persistent and material negative publicity, complaints from customers, merchants, suppliers or business partners, or exposure as a result of our own actions or as a result of events outside of our control, such as our inability to attract users and merchants, to protect private information of our users and merchants against security breaches, any undetected errors, defects or bugs in software underlying our products and services, or disruption in our IT systems, we may have difficulty in retaining our existing users or merchants or attracting new users or merchants. If such negative publicity about us arises or if users or consumers otherwise perceive that content on our online platform is no longer reliable, our reputation, the value of our brand and our user traffic could decline. If our brand is harmed or we are forced to increase our marketing expenses, our business, prospects, financial condition and results of operations could be materially and adversely affected.

To maintain good customer relations, we need prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help customer service representatives carry out their functions. These expenses, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence.

In addition, from time to time in the past we have executed, and may in future execute, advertisement contracts with celebrities to promote our sites and brands in marketing campaigns. Harm to those celebrities’ reputations, even if not associated with our sites and brands, could also harm our brand image and result in a material decrease in our revenues, which could have a material adverse effect on our business, results of operations and financial condition.

We operate in competitive markets, and in the future we may not be able to compete effectively.

The markets for our products and services are competitive and rapidly evolving. The successful execution of our strategy depends on our ability to continuously attract and retain merchants and customers, expand the market for our products and services, continue technological innovation and offer new capabilities.

We have many competitors in our e-commerce business. We compete with other e-commerce companies, including online third-party marketplaces and online hybrid marketplaces that, like us, combine a third-party marketplace with their own first party sales. We also face competition from offline retailers, including traditional brick-and-mortar retailers with omni-channel capabilities. Some of those omni-channel retailers have advanced their online sales capabilities to meet the increased demand for online retail as a result of COVID-19. Furthermore, competition may increase further with instant (within one hour) grocery or food delivery companies also tapping into the e-commerce market. We compete with these current and potential competitors for customers, merchants and suppliers. From time to time, our customers may decide not to continue purchasing products on our platform for various reasons, including competition. Our merchants may also decide to switch to our competitors’ services. Some of our existing or potential competitors may have greater resources including funding, more customers, and/or greater brand recognition to develop stronger capabilities and expertise in management, technology, finance, product development, sales, marketing, logistics and other areas. Further, the internet facilitates competitive entry and comparison-shopping, which enhances the ability of new, smaller or lesser-known businesses, including businesses from outside of Turkey, to compete against us. We will also face e-commerce competition in markets outside of Turkey that we plan to serve via HepsiGlobal.

In addition, we face competition across sectors where we operate strategic assets. The on-demand delivery market, in which HepsiExpress operates, is competitive and rapidly evolving. We face intense competition with several well-funded players investing heavily in growth, across the parts of the country and in the verticals we serve our customers. In the last-mile delivery services market, in which HepsiJet operates, small, emerging delivery companies are challenging us, particularly in large cities, by offering their delivery services at relatively lower delivery fees. If competition continues to intensify, we may fail to grow our third-party delivery businesses. In the fulfillment as a service market, in which HepsiLojistik operates, other players have announced their plans to invest in such services. Additionally, competition has intensified in the financial services industry, in which Hepsipay operates, spurred by significant investment into fintech space and new regulations such as open banking regulation in Turkey, and as a result we may not achieve our goal of becoming one of the leading players in the financial technologies market in Turkey. Other marketplaces may also obtain an e-money license or start digital banking operations and extend their operations off-platform, challenging our plans to extend our online and off-platform partnerships, and as a result, we may fail to reach our goals.

As a result of these various types of current and potential competitors, we may not be able to maintain our leading position or level of traffic on our online platform, we may fail to retain or may lose our current market position, we may fail to continue to attract new and retain our existing customers and merchants, and we may be required to increase our advertising spending, offer additional customer discounts, or maintain lower prices, which could materially and adversely affect our business, prospects, financial condition and results of operations.

Failed deliveries, excessive returns and other logistics issues may adversely affect our business, results of operation and financial condition.

We offer customers a selection of delivery options, including delivery by courier or collection from our offline network of pick-up and drop-off (“PUDO”) points. If a delivery fails to reach the customer, we may continue bearing the inventory costs or be required to engage with the merchant for the return of the undelivered product. Even if the product is successfully delivered to the customer and delivery is verified, we and our merchants are required either by local regulations or by our operating standards, in most cases, to allow customers to return undamaged products within a certain period of time after delivery, depending on the product. We also face the risk that inventory might be misappropriated or packages mishandled, and we may struggle to verify delivery if the packages are delivered without verification of the customer’s identity via customer signature, confirmation code sent to customer’s mobile phone or otherwise. When products are delivered without verification, we may be required to obtain reimbursement from the courier company for the cost of delivery of a duplicate product to the customer or a refund of the purchase price.

A significant increase in failed deliveries, excessive or mistaken returns or other logistics issues may force us to allocate additional resources to mitigating these issues and may adversely affect our business, prospects, financial condition and results of operations.

If we fail to attract new and retain current customers or grow or maintain the level of their engagement, our business, financial condition, prospects and results of operations could be materially and adversely affected.

The size and engagement of our Active Customer base, including order frequency and customer loyalty, are critical to our success. A significant component of our value proposition to merchants is their ability to access our 41.8 million members. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining, and engaging Active Customers. We continue to invest significant resources to grow our Active Customers base and increase engagement, whether through innovation, providing new or improved goods or services, marketing efforts or other means. While our customer base has expanded significantly since 2016, our customer base and engagement levels may fail to continue to grow at satisfactory rates, or at all, or may decline. Our user base growth and engagement could be adversely affected if, among other things:

•	we are unable to maintain the quality of our existing products and services;
•	we are unsuccessful in innovating or introducing new products and services;
•	we fail to adapt to changes in user preferences, market trends or advancements in technology;
•	we fail to compete with the current competitors or the potential new entrants in the market;
•	technical or other problems prevent us from delivering our products or services in a timely and reliable manner or otherwise affect the user experience;
•	there are user concerns related to privacy, safety, security or reputational factors;
•	there are adverse changes to our platform that are mandated by, or that we elect to make in response to, legislation, regulation, or litigation, including settlements or consent decrees;
•	we fail to maintain the brand image of our platform or our reputation is damaged;
•	we fail to maintain the competitive advantage of our platform with respect to pricing;
•	there are unexpected changes to the demographic trends, competitive landscape or economic development of the markets in which we operate; or
•	there is political instability in the markets that we operate in.

Our efforts to avoid or address any of these events could require us to make substantial expenditures to modify or adapt our services or platform. If we fail to retain or grow our Active Customers base, or if customers, merchants or suppliers reduce their engagement with our platform, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We may need to raise additional funds to finance our future capital needs including investing in growth and technology, which may prevent us from growing our business.

Our growth strategy and technological infrastructure require significant and continuous investment. We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies and ongoing operating expenses, such as our efforts to launch and develop new initiatives such as Hepsipay and other payment solutions, cross-border expansion of HepsiGlobal and HepsiAd, and expansion of our existing services which will require significant increases in shipping and packaging costs, advertising costs and general and administrative costs. Raising additional funds through financing arrangements may not be possible at the required amounts or on sufficiently advantageous terms, including as the result of the current macroeconomic conditions or due to our continued losses. Any debt financing would increase our level of indebtedness and could negatively and materially affect our liquidity and restrict our operations, including increasing our vulnerability to general economic and industry conditions, limit our ability to plan and react to changes in our business and industry and place us at a disadvantage compared to competitors that have less indebtedness. We also can provide no assurance that the funds we raise will be sufficient to finance our indebtedness.

While we primarily have been financed by equity investments from our shareholders, the proceeds of our initial public offering and cash flows from operations, we also have entered into short-term financing arrangements with several major Turkish banks (see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources” and Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing”). Any breach of our financing arrangements or the inability to service our debt through internally generated cash flow or other sources of liquidity would lead to default, which could have a material adverse effect on our business, results of operations and financial condition.

Under the terms of our indebtedness, we may be limited from distributing dividends and changes in our share ownership could result in our inability to draw loans or cause acceleration or events of default under our indebtedness.

The terms and conditions of substantially all of our credit facility arrangements with Turkish banks, including loans under our supplier and merchant financing where the Company is the borrower (see Item 4.B. “Information on the Company—Business Overview— Supplier and Merchant Financing”) and amount to TRY 193.2 million and TRY 347.4 million as of December 31, 2021 and December 31, 2020, respectively (see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources”), include clauses relating to the control or ownership of our issued ordinary shares. Under the terms of such credit facility arrangements, the exact terms of which vary, a transfer of our shares or change in our issued share capital structure, provide our lenders with the right to accelerate the outstanding debt facilities and may result in events of default that provide our lenders the right to terminate our arrangements. The terms of some of these credit facility arrangements with Turkish banks and the arrangement relating to the loans under our supplier and merchant financing, where the Company is the borrower, include our undertaking not to distribute dividends during the duration of the agreement, or not to distribute dividends in a manner to negatively impact our debt ratios such as debt to equity.

Based on our discussions with certain of such banks and based on their prior practice, we do not believe it likely that the banks would exercise their rights to acceleration or termination under such clauses or otherwise limit the Company’s ability to distribute dividends. However, any future sale of the Company’s shares or future distribution of dividends may result in the termination of our general loan agreements or acceleration of our outstanding debt thereunder. If any of the banks were to terminate a loan agreement or accelerate the debt outstanding thereunder, management believes that we have adequate credit lines under our other loan agreements and that the liquidity position of the Company would not require additional financing.

However, if one or more of such banks terminate their agreements, or if all of such banks were to terminate their agreements, our access to debt financing may be limited, which would have a material impact on our ability to fund our business.

A significant disruption in internet access, telecommunications networks or our IT platform may cause slow response times or otherwise impair our customers’ experience, which may in turn reduce traffic to our mobile apps and websites and significantly harm our business, financial condition and results of operations.

Our e-commerce business is critically dependent on the performance and reliability of Turkey’s internet infrastructure, accessibility of bandwidth and servers to our service providers’ networks and the continuing performance, reliability and availability of our platform.

We are heavily reliant on Turkey’s internet infrastructure to operate our business. As our data centers and all of our backup centers, along with our headquarters, are located on the European and Asian sides of the city of Istanbul, our operations may also be negatively impacted by disruptions to the power grid, natural disasters, such as fires, floods, earthquakes, telecommunication failures, sabotage, vandalism, terrorist attacks, extreme weather or other events affecting the region. Similarly, if there were any system outages due to any internet delays, disruptions, natural disasters or any other issues with the infrastructure in Turkey more generally, this would have a material adverse impact on our business and results of operations depending on the length and severity of the issue.

We may experience slow response times or system failures due to a failure of our information storage, retrieval, processing and management capabilities, human errors or capacity constraints. Slow response times or system failures may make our platform less attractive to merchants or customers. If we experience technical problems in delivering our services over the internet, we could experience reduced demand for our services and lower revenue. Also, when too many customers access our sites within a short period of time due to increased demand, such as during our seasonal sales, or any other reason, we have in the past experienced system interruptions that make our platform unavailable or prevent us from efficiently fulfilling orders, which reduces the volume of goods we sell and the attractiveness of our products and services. We cannot assure you that such events will not occur again in the future and while we have backup systems and contingency plans for certain aspects of our operations and business processes, our planning may not account for all possible scenarios.

Significant disruptions in internet access or in the internet generally could significantly harm our business, prospects, financial condition and results of operations.

We may experience significant fluctuations in our results of operations and growth rate.

We have grown significantly in recent years, and we intend to continue to expand the scope and geographic reach of the services we provide. Revenue growth may slow down or decline for any number of reasons, including our inability to attract or retain merchants and customers, decreased customer order frequency and spending, increased competition, slowing overall growth of the e-commerce market, the emergence of alternative business models, changes in government policies or regulations and general economic conditions. We may also lose customers and merchants for other reasons, such as a failure to deliver a satisfactory customer or transaction experience or high-quality services at a level that our customers expect. If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be significantly harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, a disproportionate amount of sales on our platform historically took place during our fourth quarter, and we expect this to continue, subject to exceptional circumstances in any given year or material future changes in customer behavior, the competitive landscape or the macroeconomic environment. As a result of peak seasonal sales, as of December 31 of each year, our cash and cash equivalents balances typically reach an elevated level (other than as a result of cash flows provided by or used in investing and financing activities). As of December 31 each year, this operating cycle typically results in a corresponding increase in accounts payable, combined with a decrease in inventories. However, contrary to our usual trend our inventories as of December 31, 2021 were higher than as of September 30, 2021 to mitigate the effects of global supply chain shortages and to secure adequate supply levels for the first quarter of 2022. Our accounts payable balance generally declines during the first month of each year, resulting in a corresponding decline in our cash and cash equivalents balances. We typical experience our lowest sales during the months of July and August due to decreased frequency and traffic on our platform during the summer vacation months.

Our results of operations and cash flows may fluctuate significantly as a result of a variety of factors, including those described above. As a result, historical period-to-period comparisons of our results of operations and cash flows are not necessarily indicative of future period-to-period results of operations or cash flows. You should not rely on the results of a single quarterly period as an indication of our annual results of operations, cash flows or future performance.

The COVID-19 pandemic has affected and may continue to negatively affect certain of our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also materially and adversely affect our business, results of operations or financial condition.

The World Health Organization characterized COVID-19 as a pandemic in March 2020. As of the date hereof, COVID-19 has spread widely around the world and new variants of the virus have emerged, resulting in the implementation of significant governmental measures in Turkey and globally, including lockdowns of manufacturing and logistics facilities, closures of businesses and offices, quarantines of individuals, and travel bans.

COVID-19 and the measures taken to limit its spread have impacted consumer behavior, including e-commerce shopping trends. During the early months of the COVID-19 pandemic, increased numbers of consumers in the Turkish market shifted to e-commerce as a result of social distancing and other government restrictions, which resulted in growing demand for our products and services. With the lifting of Turkey’s lock down measures in July 2021, we observed a slow-down in online consumer activity which had a negative impact on our operational and financial performance and prospects. It remains uncertain whether or to what extent the shift in Turkish consumers’ behavior in favor of e-commerce will continue as the pandemic recedes, or whether Turkish consumers may generally return to pre-pandemic behavior. Further reversal in the trend toward e-commerce would have a material adverse impact on our results of operations, financial performance and prospects.

Furthermore, there remain a number of risks which have arisen from operating our businesses during the pandemic. The virus and the measures to contain its spread have resulted in business and manufacturing disruptions in our markets; impacted the business activities of e-commerce merchants, and other ecosystem participants (such as logistics networks and payment channels in the affected markets) and disrupted the global supply chain. Particularly, a significant number of industries have been and continue to be impacted by global supply shortage of semiconductors, which has led to major delays in the production and delivery of some goods including consumer electronics and appliances that we sell on our platform. Some of our merchants and partners have reduced or suspended, or may in the future reduce or suspend, their selling activities due to operational constraints or global supply chain disruptions. In addition, the combined impact of COVID-19, the semiconductor crisis and the Russia-Ukraine conflict may generate further pressure on the supply to our Direct Sales operation and to our merchants. See “—Risks from events affecting Turkey’s relationship with Russia”.

In addition, throughout 2021, we undertook numerous precautionary measures to ensure the wellbeing of our employees, including supporting remote working practices. As we gradually shift away from pandemic-related practices, we expect to evolve towards a hybrid-working model, which may introduce new challenges to our business performance, operational efficiency, ability to attract and retain talent, and our organizational culture. If there is a new wave of the COVID-19 pandemic or of a new more deadly or contagious variant, despite increasing vaccination rates, our measures to address health and safety across our business operations may not always be sufficient to prevent further spread of COVID-19 amongst our employees. Our operations would be disrupted if any of our key employees or employees of our suppliers or merchants are suspected of contracting COVID-19, as this could require us or our suppliers or merchants to quarantine some or all of these employees and implement disinfection measures to the facilities and premises used for our operations. Relevant authorities could also order a complete suspension or closure of business generally, including our operations.

The above developments have materially affected, and may continue to materially and negatively affect, certain of our business activities and results. As the COVID-19 situation continues to remain fluid and continues to evolve as new variants develop and spread, the ultimate impact of COVID-19 on our business, financial condition and results of operations cannot be reasonably estimated at this time. However, at this time, we do not expect the Turkish government to enact new lockdown measures unless there is a dramatic shift in the current public health environment. We will continue to monitor the situation and the effects on our business and operations closely. The extent of the impact of COVID-19 on our operational and financial performance will depend on many factors, including the duration and spread of the pandemic and actions taken by authorities and other parties in our ecosystem, as well as the overall size and duration of the impact on the economies of the markets in which we operate. If the pandemic continues to worsen, and measures put in place to curb its spread and to stabilize the economy are not effective, or if we are ordered by any authorities to suspend or close our material operations, there could be a material adverse impact on our business, results of operations and financial condition.

Similarly, our business, financial condition and results of operations could be adversely affected by severe weather conditions, natural disasters, geopolitical events, wars, terrorist attacks, the occurrence or re-occurrence of other outbreaks of widespread health epidemics or pandemics, and other similar catastrophic events. The occurrence of a disaster or similar event could materially disrupt our business and operations, adversely affect our markets or the economy generally, or adversely affect our employees, third-party service providers, business partners or a significant portion of our users. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of the countries where we operate. Our operations could also be severely disrupted if our customers, merchants or other participants were affected by such natural disasters, health epidemics or other major events.

Undetected software errors and hacking may cause delays or interruptions on our systems and may reduce the use of our services and damage our brand reputation.

Our online systems, including our websites, mobile apps and our other software applications, products and systems, could contain undetected errors, or “bugs,” that could adversely affect their performance. While we regularly update and enhance our websites and IT platform and introduce new versions of our mobile apps, the occurrence of errors in any such updates or enhancements may cause disruptions in the provision of our services and may, as a result, cause us to lose market share, and our reputation and brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, computer viruses and cyber security breaches may in the future cause delays or other service interruptions on our systems. We may also be subject to cybersecurity threats or attempts by malicious actors who seek to gain unauthorized access to our information or systems or to cause intentional malfunctions, loss or corruption of data or leakages of our customers’ and merchants’ sensitive or personal data. While we employ various antivirus and computer protection software in our operations, we cannot provide any assurance that such protections will successfully prevent all cybersecurity incidents (whether through the use of “denial of service” attacks or otherwise) or the transmission of any computer viruses which, if not prevented, could significantly damage our software systems and databases, cause disruptions to our business activities (including to our e-mail, short message service (“SMS”), push and other communications systems), result in security breaches or inadvertent disclosure of confidential, sensitive or personal information and hinder access to our platform.

We use artificial intelligence solutions to inform our Direct Sales pricing and in the future our prices for Direct Sales may be informed in real-time by machine learning algorithms, any of which may, as the result of a bug or other error, result in unforeseen or disadvantageous pricing for our goods.

We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses, hacking or other cybersecurity incidents. These costs, which could be material, could adversely impact our results of operations in the period in which they are incurred and may not meaningfully limit the success of future attempts to breach our information technology systems. Moreover, if a computer virus or other compromise of our systems becomes publicized, or if we are perceived to have failed to respond to security breaches of our systems or networks, our business, reputation and brand could be materially damaged, resulting in a decrease in the use of our platform, products and services.

Such failure to properly respond to cybersecurity incidents could also result in private consumer, business partner, or securities litigation and governmental investigations and proceedings, any of which could result in our exposure to material civil or criminal liability, and may adversely affect our business, financial condition and results of operations.

Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.

We collect, store, process, transmit and use certain personal information and other user data in our business. A significant risk associated with e-commerce and communications is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may adversely affect our business and results of operations. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible complies with relevant data protection and privacy laws, including Turkish data protection and privacy laws as well as other data protection and privacy laws, such as the European Union General Data Protection Regulation (“GDPR”), particularly due to the launch and development of cross-border sales through HepsiGlobal. The protection of our user, employee and company data is critical to us. Currently, a number of our users authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide encryption, secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. We began collecting and processing an increased amount of personal information following the launch of Hepsipay, which may further increase as Hepsipay launches new financial services. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our merchants, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business. We cannot assure you that our security measures will prevent security breaches or that failure to prevent them will not have a material adverse effect on our business. Further, we do not require our vendors to carry cybersecurity insurance to compensate for any losses that may result from any breach of security and our cybersecurity insurance does not cover any breach of security occurring at our vendors. Therefore, our results of operations or financial condition may be materially adversely affected if our existing general liability policies did not cover a security breach.

Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our goal of leading the financial technologies market in Turkey.

Hepsipay conducts a significant amount of payments on our platform. In the fourth quarter of 2021, approximately 37% of the GMV were settled through Hepsipay’s wallet services and we expect that proportion to grow as Hepsipay Wallet expands. Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our goal of leading the financial technologies market in Turkey, including, but not limited to:

•	low penetration of Hepsipay to customers and merchants due to lack of value-add and/or new services compared to alternative payment methods;
•	increasing competition, including from other established companies, e-money companies, companies engaged in other financial technology services and potential new entrants;
•	changes to rules or practices applicable to Hepsipay as well as regulatory changes that may impact our Hepsipay operations;
•	breach of customers’ privacy and concerns over the use and security of information collected from customers and any related negative publicity or liability relating thereto;
•	service outages, system failures, or failure to effectively scale the system to handle large and growing transaction volumes;
•	increasing costs to Hepsipay, including fees charged by banks to process transactions through Hepsipay, which would also increase our related costs;
•	negative news about and social media coverage on Hepsipay, its business, its service offerings, or matters relating to Hepsipay’s data security and privacy; and
•	failure to manage customer funds accurately or loss of customer funds, whether due to employee fraud, security breaches, technical errors, or otherwise.

We are subject to credit risk of our borrowers and counterparties in relation to our Buy Now Pay Later solution.

We launched our first buy-now-pay-later (“BNPL”) solution in early 2022, which provides customers the opportunity to complete their purchase and submit payment a month later or in up to six monthly installments. We expect to develop additional finance services, first by offering lending to our customers and potentially in the future to other third parties, in line with the scope of our newly acquired consumer financing licence held through Doruk Finansman A.Ş. (“Doruk Finansman”). As we expand our financing activities, we anticipate we will be increasingly subject to inherent risks concerning the credit quality of borrowers and counterparties, which affects the value of our finance-related assets.  Systemic risks and macroeconomic factors in Turkey and surrounding markets, discussed under “—Risks Relating to Turkey” below, can affect the credit quality of our customers, merchants and other counterparties and their ability to make payments on such financing. We do not yet have a reliable track-record of providing financial services and our credit review procedures may be insufficient at evaluating and measuring credit risks such that our costs and financial liabilities from borrowings used to fund our financing activities may exceed the value of our financing assets and returns from financing activities, which could negatively impact our financial condition. We are subject to the risk that customers using the BNPL solution may be unable or unwilling to provide payment when due and we may incur greater than expected financing costs or legal costs as a result.

Furthermore, we anticipate extending our financing activities over time, including our BNPL solution, to address new growth opportunities such as “unbanked” or “underbanked” populations (i.e., persons without access to a bank or with insufficient access to a bank). While we will closely monitor non-performing loans (“NPL”), the credit risk of such “unbanked” and “underbanked” populations may increase and could place additional pressure on the quality of our financial assets.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit and debit cards, money transfers. For certain payment methods, including credit and debit cards, we pay bank interchange and other fees. These fees may increase over time, which would increase our operating costs and adversely affect our results of operations. We use third parties to provide payment processing services, including the processing of credit and debit cards. Our business may be disrupted for an extended period of time if any of these companies becomes unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from customers and merchants or facilitate other types of online payments, and our business could be harmed. Moreover, although the payment gateways we use are contractually obligated to indemnify us with respect to liability arising from fraudulent payment transactions, if such fraudulent transactions are related to credit card transactions and become excessive, they could potentially result in our losing the right to accept credit cards for payment. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.

We, like our platforms, are susceptible to potentially illegal or improper uses, including, fraudulent and illicit sales on the payment methods accepted by us and bank fraud. In addition, our services could be subject to unauthorized credit card use, identity theft, employee fraud or other internal security breaches. We may incur significant costs to protect against the threat of information security breaches or to respond to or alleviate problems caused by any breaches. Laws may require notification to regulators, users or employees and we may be required to reimburse customers, merchants or credit card companies for any funds stolen as a result of any breaches or to provide credit monitoring or identity theft protection in the event of a privacy breach. These requirements, as well as any additional restrictions that may be imposed by credit card companies, could raise our costs significantly and reduce our attractiveness. In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive they could result in us losing the right to accept credit cards for payment. If we are unable to accept credit cards, our business will be adversely affected given that credit cards are the most widely used method for our customers to pay for the products we sell.

We may suffer losses relating to the products we sell through our Direct Sales business.

In connection with our Direct Sales and certain value-added services, we purchase products from manufacturers and third parties and subsequently sell such products on our platform. This subjects us to risks relating to managing our inventory turnover. We depend on our forecasts of demand and popularity for a variety of products to make decisions regarding product purchases. Our customers may not order products at the levels expected by us due to our failure to forecast accurately, unfavorable market conditions or changes in consumer trends. This may result in disruptions in our cash conversion cycle or we may suffer losses due to sales below inventory cost or lower than expected price levels. In addition, if the supply of products from manufacturers and third parties deteriorates, we may be unable to obtain the products that customers want to purchase. Manufacturers and third parties may discontinue selling products due to factors that may or may not be within our control. Our inability to secure timely and sufficient supplies of products would negatively affect inventory levels and may have an adverse effect on our financial performance and reputation.

We rely on many service providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation, or otherwise, could adversely affect our operations.

We are party to agreements with third-party companies in various aspects of our business model, including the lessors of our fulfillment centers and various logistics providers and IT and data center service providers (domestically and from outside of Turkey). For example, if we are unable to maintain or renew leases, or lease other suitable premises on acceptable terms, or if our existing leases are terminated for any reason (including in connection with a lessor’s loss of its ownership rights to such premises), or if a lease’s terms (including rental charges) are revised to our detriment, such matters could have a material adverse effect on our business, financial condition and results of operations.

If these third parties do not comply with applicable legal or administrative requirements, were to default on their obligations, or if we lose a significant provider through bankruptcy, consolidation or otherwise, we may be subject to litigation with these third-party providers, fail to renew the respective agreements on commercially acceptable terms, or at all, and, therefore, face the need of switching to new third-party providers, who may provide services to us at higher prices. While we have backup systems and contingency plans for certain aspects of our operations and business processes (see Item 4.B. “Business Overview — Technology — Technology Infrastructure”) and we have capacity to scale our fulfillment centers when extra capacity is required (see Item 4.B. “Business Overview

— Logistics Infrastructure — Fulfillment Center Network”), our planning may not account for all possible scenarios and we may have limited access to alternative sites for our fulfillment operations, logistics services, IT and data center services, or other services and may not be able to timely replace these third parties, or find a replacement on a cost-efficient basis, in the event of disruptions, failures to provide services or other issues with them that may adversely affect our business. Any of these consequences could have a material adverse effect on our business financial condition and results of operations.

We operate platforms that include third parties over whose actions we have no control.

Our e-commerce services business, other than our Direct Sales, requires the participation of third parties such as merchants who own the products offered through our Marketplace. We cannot control the actions of these third parties and if they do not perform their functions to our satisfaction or the satisfaction of our users, it may damage the reputation of our platform. Our e-commerce business relies upon merchants to provide and post their products on our platform, and we cannot be certain that the products that they sell will all be legitimate, of a sufficiently high quality or that they will accurately represent the products in their postings. Though we take efforts to conduct security and know-your-customer procedures with respect to our merchants and carefully screen the listings placed by our merchants periodically and upon receipt of complaints (see Item 4.B. “Information on the Company—Business Overview—Marketplace—Merchants”), we cannot be certain that we will detect every improper third-party action before it reaches our users. Further, while we have no liability for the content provided by third parties or illegal or unlawful activity related to goods or services provided by such third parties on our website as a “hosting service provider” and “intermediary service provider” under Article 5 of the Law on Internet Crimes and the E-Commerce Law (as each is defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”), respectively, we may nevertheless face compensation claims, administrative fines or even criminal complaints under Turkish laws for counterfeit products, content or products blocked or prohibited in Turkey or content or products infringing trademarks or other intellectual property rights if we receive a notification of the unlawful or illegal content and do not take any action (including removing the unlawful content). While we have agreements with each of our merchants that obligate them to carry out their respective businesses in a professional manner and while we are not liable under Turkish law for such merchants’ content or products, except in the circumstances described above, any legal protections we might have could be insufficient to compensate us for our losses and would not be able to repair the damage to our reputation.

Our strategic acquisitions may result in operational challenges, and the failure of an acquisition or investment to produce the anticipated results or the inability to fully integrate an acquired company could have an adverse impact on our business, results of operation and financial condition.

We may decide to enter into strategic partnerships or to acquire complementary businesses or technologies in order to expand our operations, products and services and to adjust our business portfolio in response to changing market conditions. The success of acquisitions or investments is based on our ability to make accurate assumptions regarding the valuation of these operations, growth potential, integration and other factors related to the respective businesses. Our acquisitions or investments may not produce the results that we expect at the time we enter into or complete a given transaction. Such acquisitions and investments can be time-consuming and costly, could create unforeseen operational challenges and expenditures or may not meet our expectations. Furthermore, we may not be able to successfully integrate operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to successfully integrate acquisitions, our business results of operation and financial condition could suffer. In addition, the integration of any acquired business and their financial results may adversely affect our business, operating results and financial condition.

We may use open source code in a manner that could be harmful to our business.

We use open source code, which is subject to licensing, in connection with our technology and services. Original developers of open source code do not provide warranties for the use of their source code. The use of such open source code may ultimately require us to replace certain code used in our platform, pay a royalty to use certain open source code, disclose and freely license all or a portion of our proprietary software code, or discontinue certain aspects of our platform. As a result, the use of open source code could have a material adverse effect on our business financial condition and results of operations.

Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation.

Most of our operating metrics included in this annual report and which we regularly communicate to the market are calculated by us internally. We also provide industry, market and competitive information (including market share data) in this annual report based on studies and reports of third parties (see “Market and Industry Data”).

Our methods of calculating operating metrics such as Active Customers, number of orders and GMV and those of third parties in calculating industry, market and competitive information (including market share data) may differ from estimates published by third parties or from similarly titled metrics published by our competitors or other parties due to differences in methodology. For instance, we calculate GMV as the total value of orders/products sold through our platform over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants. Other companies or third parties may calculate GMV differently, for instance, by excluding returns and cancellations, VAT or cargo income, or including other service revenues. They may also calculate Active Customers or the number of orders differently based on differences in the technology used or technical methods used to record such metrics. We believe our calculation of GMV, as well as other metrics and third- party information, in this annual report provides investors with a useful tool to understand the value of transactions processed through our platforms. However, if customers, merchants or investors do not perceive our operating metrics or the information on our industry, market and competitive information (including market share data) included in this annual report to be accurate, our reputation could be materially and adversely affected.

For further information on our operating metrics, their calculation and assumptions relating thereto, see Item 5. “Operating and Financial Review and Prospects—Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures.”

We may not be able to, or may choose not to, insure against all risks we face and may incur losses not covered by insurance, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on insurance coverage to insure against damage and loss to our IT infrastructure and operational assets, including the server hardware, fulfillment centers, network, and storage devices and back-up facilities in our data centers. We maintain insurance coverage for our employees, executives and investment properties. We expect to continue to maintain our existing insurance coverage and to purchase any additional insurance coverage as necessary for our operations, including social security and health insurance coverage for our employees and executive officers and liability insurance for our directors and executive committee. However, we cannot assure you that our insurance coverage provides us with sufficient coverage for all losses, events or incidents. We also may choose not to insure against all risks we face. Therefore, should an uninsured loss or a loss in excess of our insured limits occur, we would lose the capital invested in, and the anticipated revenue from, the affected assets, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend upon our Founder, our senior management, our IT specialists and other talented employees to grow, operate and improve our business; if we fail to retain our Founder as a result of ongoing litigation or if we fail to attract, retain and motivate key personnel, our business could be adversely affected.

We depend upon the continued services and performance of our senior management team and other key personnel, many of whom have a level of experience and local knowledge that would be difficult to replicate. The unexpected departure of any of them from the Company could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that we will be able to attract or retain suitable replacements for such personnel in a timely manner or at all.

We benefit from the input of our founder and chairwoman, Hanzade Vasfiye Doğan Boyner (our “Founder”). As discussed in Item 6. “Directors and Senior Management—Legal Proceedings Relating to Directors,” our Founder formerly served on the board of directors of Petrol Ofisi A.Ş., a major Turkish fuel company. In 2016, she was one of 47 executives subject to an indictment alleging that illegal activity was committed by Petrol Ofisi between 2004 and 2007. As of the date of this annual report, the criminal proceeding stemming from the 2016 indictment has not progressed beyond the initial stage. In the event of an adverse outcome to this legal proceeding, our Founder could be required to step down from her position as a board member of any entity, including the Company, which could have an adverse impact on our business. Further, although this lawsuit has been in the public domain over the past five years and has received considerable publicity, any negative public opinion relating to the allegations forming the basis of the proceeding, regardless of the legal outcome, may affect our brand and reputation and therefore may have an adverse impact on our business in the future. As of the date of this annual report, we have not experienced any negative impact from these standing allegations. For more information, see Item 6. “Directors, Senior Management and Employees—Directors and Senior Management—Legal Proceedings Relating to Directors.”

Our success and growth strategy also depend on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees. Competition for senior management and key IT personnel is intense, and the pool of qualified candidates is relatively limited.

From time to time, some of our key personnel may choose to leave our Company for various reasons, including personal career development plans or alternative compensation packages. An inability to retain the services of our key personnel or properly manage the working relationship among our management and employees may expose us to legal or administrative action or adverse publicity, which could adversely affect our reputation, business, prospects, financial condition and results of operations. For example, other leading technology platforms also operate in Turkey and compete directly with us for the same talent pool, which has a limited number of skilled IT or other professionals.

Training new employees with no prior relevant experience could be time consuming and require a significant amount of resources. We may also need to increase the compensation we pay to our employees from time to time in order to retain them. If competition in our industry intensifies, it may be increasingly difficult for us to hire, motivate and retain highly skilled personnel due to significant market demand. If we fail to attract additional highly skilled personnel or retain or motivate our existing personnel, we may be unable to pursue growth, and our business, financial condition and results of operations could be materially and adversely affected.

An inability to retain and replace existing personnel or to attract new personnel could have a material adverse effect on our business, financial condition and results of operations.

Employee misconduct is difficult to determine and detect and could harm our reputation and business.

We face risks that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets and personal information), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us, as well as cause us serious reputational or financial harm. We have experienced fraudulent misconduct by employees in the past, which to date has not caused any material harm to our business. However, any such further misconduct in the future may result in unknown and unmanaged risks and losses. We have internal audit, security and other procedures in place that are designed to monitor our employees’ conduct. However, despite these controls and procedures, there can be no assurance that we will discover employee misconduct in a timely and effective manner, if at all. It is not always possible to guard against employee misconduct and ensure full compliance with our risk management and information policies. The direct and indirect costs of employee misconduct can be substantial, and our business, financial condition and results of operations could be materially and adversely affected.

We face uncertainties relating to the growth and profitability of the e-commerce industry in our region and we may face challenges and uncertainties in implementing our e-commerce strategy.

Our future sales depend substantially on consumers’ widespread acceptance and use of e-commerce. While e-commerce has existed in our region for decades, only recently have certain regional e-commerce companies become sizeable. Our future results of operations will depend on numerous factors affecting the development of the e-commerce retail industry in our region, which may be beyond our control. These factors include:

•	the growth rate of internet, broadband, personal computer, and smartphone penetration and usage in our region;
•	the trust and confidence level of e-commerce consumers, as well as changes in customer demographics and consumer tastes and preferences;
•	the selection, pricing and popularity of products that online merchants offer;
•	whether alternative retail channels or business models that better address the needs of consumers emerge;
•	regulatory changes that may hinder the development of the e-commerce sector; and
•	the development of logistics, payment and other ancillary services associated with e-commerce.

Our business would be adversely affected if last mile delivery service carriers were classified as employees instead of independent contractors and we may incur significant additional expenses if the employees of subcontractors carrying out delivery services are considered our employees.

For our HepsiJet operations, we (i) retain the services of self-employed last mile delivery service carriers and (ii) subcontract last mile delivery services from third-party service providers.

The classification of self-employed last mile delivery service carriers as independent contractors has been challenged in courts and by government agencies in various non-Turkish jurisdictions. We believe that our carriers are independent contractors, as they decide for themselves how best to perform their services and they provide a vehicle to perform the delivery services, and they are under no exclusive commitment to us other than not providing delivery services to our competitors.

We also subcontract last mile delivery services from third-party service providers, and such providers may or may not have employees of their own. Turkish law allows for employees of third-party subcontractors to bring certain claims against us directly, due to our indirect relationship. From time to time in the ordinary course of our operations we have been involved in legal proceedings initiated by employees of third-party subcontractors, such as employment related claims arising out of termination of our relationship with their employer. While we do not believe the employees of our subcontractors are our employees, as of April 26, 2022, two such employment-related claims are pending against us before courts specializing in employment law. We do not believe that the outcome of these cases will have a material impact to our financial position.

If courts or government agencies of competent jurisdictions reclassify our self-employed carriers as our employees instead of independent contractors, or establish an employment relationship between us and the employees of subcontractors, or otherwise find us to be in violation of any Turkish labor law or regulation, we may incur significant additional expenses to compensate those carriers or employees of third-party subcontractors, potentially becoming liable for monetary obligations such as employee benefits, social security contributions, taxes, and penalties in addition to the costs associated with defending, settling, or resolving these matters. Further, any such reclassification of our carriers as employees may require us to make certain operational changes going forward, and as a result, our growth, operations, financial condition and operating results could be adversely and materially affected.

Legal and Regulatory Risks

We are subject to tax audits that may result in additional tax liabilities and are exposed to changes in tax laws and regulations as well as their interpretation and implementation, including Turkey’s digital service tax.

We are subject to a variety of taxes in Turkey including but not limited to corporate income tax, withholding tax, value added tax (“VAT”), payroll taxes and social security taxes, among others. The estimated net results of our business are based on tax rates which are currently applicable, as well as current tax regulations and interpretations by tax authorities. A change in applicable corporate tax rates or in general of any tax rule or interpretation made by tax authorities may impact our net results of operations. From time to time, we may be subject to tax audits by the Turkish tax authority. In July 2020, we received a request from the Turkish tax authority for the initiation of a tax audit for the years 2019 and 2018 with regards to corporate income tax and VAT. For the years ended December 31, 2021, 2020 and 2019, we did not pay any corporate income tax, as we recorded losses for such periods. We submitted our books and records to the Turkish tax authority in August 2020, and as of the date of this annual report, we had not received any further specific request or notification. Although our management believes this to be a routine and ordinary tax audit and the management does not consider the recognition of any provision is necessary in relation to this investigation, we may divert our efforts and resources and we may be subject to additional tax liabilities and penalties as a result of such investigation. In addition to our results of operations, any dividends or other distributions paid in respect of any of our ordinary shares may also be adversely affected in case of any changes to the applicable double taxation treaties or any increase in the level of withholding tax, which is currently 15.0%.

In March 2020, a digital service tax (the “DST”) took effect in Turkey imposing a 7.5% tax on revenue generated from a broad range of digital services, including digital advertising, digital content sales, and digital platform services. The DST only applies to companies that generate revenues from covered digital services of at least: (i) TRY 20 million in Turkey and (ii) €750 million globally. As of the date of this annual report, we are not subject to the DST as our global revenues are below the threshold. However, as a result of our growth, we may in the future exceed such threshold if it is not increased, or we may exceed such threshold if it is reduced, at which time our operations may become subject to the DST. In addition, the Organization for Economic Cooperation and Development has published proposals to advance international negotiations to ensure large and highly profitable multinational enterprises, including digital companies, pay tax wherever they have significant consumer-facing activities and generate their profits. Certain jurisdictions in the European Union and Latin America have already enacted or are discussing new tax laws, rules and regulations directed at the digital economy and multi-national businesses

If existing tax laws, rules or regulations in our markets are amended, or if new tax laws, rules or regulations are enacted, including with respect to the DST, sales tax, value-added taxes, withholding taxes, revenue based taxes, or other similar taxes applicable to the digital economy or multi-national businesses, the results of these changes could increase our effective tax rate, tax liabilities and/or associated costs. Possible implications may include double taxation, multiple levels of taxation, additional obligations, prospectively or retrospectively, as well as imposition of interest and penalties if non-compliance is determined. Potential heightened tax law enforcement against us could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to administrative fines and our reputation may be harmed if the Turkish Competition Authority were to determine that we did not comply with Turkish competition laws and regulations.

Our business is subject to Turkish competition laws and regulations. We have been, and may continue to be, subject to investigations by the Turkish Competition Authority (the “TCA”) for compliance with these laws and regulations. In February 2019, the TCA initiated a preliminary inquiry against us and Anka Mobil Tedarik A.Ş., one of our suppliers, in response to one of our merchant’s complaint that we and Anka Mobil Tedarik A.Ş. violated Turkish competition laws, including the most favored customer clause that applies to all transactions performed with our merchants in our Marketplace operations, price discrimination, restriction of intra-brand competition, refusal to deal, and resale price maintenance in the mobile accessories business. In June 2019, the TCA decided to proceed with a full investigation of the matter. On April 15, 2021, the Competition Board, the executive body of the TCA, concluded its investigation and issued its decision in our favor, indicating that we do not hold a dominant position in the relevant market and that we did not breach the Turkish competition law. No fines were imposed on Hepsiburada as a result of this investigation. The TCA issued its reasoned decision on October 11, 2021. Following the issuance of the reasoned decision of the TCA, any third party (including the party who initially raised the complaint) has the right to object to such decision within 60 days at the Ankara administrative courts. To the best of management’s knowledge, no third party objected to the written reasoned decision.

We believe that our operations are in material compliance with Turkish competition laws. However, any successful objection to the TCA’s decision, or any investigations that may be conducted by the TCA in the future into our operations or transactions, and the imposition of related fines, sanctions or conditions on us, could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

In April 2021, the TCA initiated an investigation against 32 companies regarding anti-competitive agreements in the labor markets (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding us) to determine whether those entities have violated the Law on the Protection of Competition (the “Competition Law”) which prohibits anti-competitive agreements in the labor markets. The TCA’s public announcement makes it clear that the allegations that led to the investigation solely relate to direct or indirect agreements regarding non-solicitation of employees, thus potentially restricting the competition in the labor markets in Turkey. On June 15, 2021, without notice, TCA officials visited our headquarters and reviewed the digital correspondence of a limited number of senior managers and human resources employees. On August 18, 2021, we received a notification from the TCA stating that the Competition Board, the executive body of the TCA, had decided to initiate an investigation on August 5, 2021 against 11 companies including Hepsiburada the subject of which was the same as the existing April 2021 investigation, and to merge these two investigations. On April 18, 2022, we received notice that the rapporteurs completed an investigation report stating their opinion that we violated the Competition Law that prohibits anti-competitive agreements in the labor markets and an administrative fine should be imposed. The Competition Board will make the final decision, which we expect in approximately November 2022. If the Competition Board agrees with the rapporteurs that there is a violation, according to the “Regulation on Fines to Apply in Cases of Agreements, Concerted Practices and Decisions Limiting Competition, and Abuse of Dominant Position”, we expect that a ratio between 2% and 4% of our annual net revenue as per statutory financial statements of the previous year shall be imposed as a penalty. We will have an opportunity to appeal an adverse decision of the Competition Board. We have recognized a provision of TRY 127,525 thousand in our consolidated financial statements for the financial year ended December 31, 2021, representing 2% of our annual net revenues as reported in our statutory financial statements for 2021.

In addition, the TCA from time to time may modify regulations or adopt new regulations in response to developments of new markets and market behaviors in different sectors or industries. In order to better understand these developing markets such as the emerging e-marketplace platform sector, the market forces and behaviors, as well as to ensure their operational efficiency and identify any potential competition problems, the TCA undertakes routine inquiries and information gathering processes with various stakeholders within these developing markets. For example, the TCA launched a sector inquiry in relation to the online advertisement market, which is a developing market in Turkey. Similarly, in June 2020, the TCA commenced a sector inquiry on the e-marketplace platforms sector. The preliminary report relating to the inquiry process was published by the TCA in May 2021, which raised a number of findings related to (i) competition between platforms, (ii) competition with respect to products sold within a platform and (iii) certain privacy or data protection matters with respect to platform customers. We submitted an interested party opinion to provide the TCA further information about our business' role and operations in the e-marketplace platform sector and our view about the operation and regulation of the sector in general. The TCA conducted a workshop in July 2021 to obtain the opinions of the market players and stakeholders, customers, lawyers and academics regarding the findings, assessments and proposed policies within the preliminary report. The TCA issued its final report on April 14, 2022, which may result in additional regulations for the e-marketplace platform sector with which we may be required to comply in the future. Such sector inquiries are not company specific investigations and do not result in company specific administrative fines and penalties. If the TCA adopts new rules and regulation which we may need to comply with in the future, the additional regulatory burden may have a negative impact on our operations and financial results.

We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.

Our business is impacted by laws and regulations in Turkey that affect the industries our businesses operate in, and their scope has increased significantly in recent years. We are subject to a variety of regulations, including those relating to e-commerce, internet applications or content services, privacy and data protection, labor and employment laws, intellectual property, virtual items, national security, content restrictions, consumer protection, prevention of money laundering and financing criminal activity and terrorism, digital financial services regulation, electronic payment services regulation, traffic and transportation regulation and travel regulations.

We are required under Turkish law to obtain a workplace opening and operation permit from the relevant authorities before beginning operations at each of our facilities. These permits are subject to examination or verification by the relevant authorities. We have not obtained, and in the future may fail to obtain, such permits for some of our facilities before beginning to operate them, which may result in administrative fines or penalties or even sanctions such as the temporary suspension of our operations at those facilities lacking valid permits, which could materially and adversely affect our business, results of operations and financial condition. Although we have not been subject to any administrative fines, sanctions (such as the temporary suspension of our operations at such facilities) or investigations, or received any administrative warnings as of the date of this annual report, the absence of these permits could result in administrative fines or sanctions such as the temporary suspension of operations of such facilities until such permits are received, which could have a material adverse effect on our business, results of operations and financial condition.

Recent and future expansion in terms of our services and geographic coverage, including our ramp-up of Hepsipay and other payment solutions, our planned consumer finance loans through Doruk Finansman, any future expansion into cross-border sales through HepsiGlobal and the expansion of our ticketing services through HepsiFly have recently subjected us to, and could further subject us to increased or new regulatory scrutiny and compliance requirements and other risks that may be costly or difficult to comply with, such as travel agencies regulations, payment services regulations, consumer finance services regulations, compliance with privacy laws and data security laws, including the GDPR, and compliance costs across different legal systems, including customs laws. We may have to come up with, adapt and implement different operating practices and protocols depending on the requirements of new regulators, which may require us to expend substantial resources. In certain cases, such regulatory changes may adversely affect our growth plans and we may not be able to achieve our targets in those areas.

We are required to hold, and do currently hold, licenses in order to offer such solutions, but since legislation around these offerings is continuously evolving and may be subject to different interpretation by the relevant regulatory authorities in the future, there can be no assurance that we will not be required to obtain any additional permits or licenses in the future with respect to any of our current or future solutions. If we fail to obtain such permits or licenses in the future, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Regulators may periodically re-examine and increase enforcement of compliance obligations, which may require us or our business partners to further revise or expand the compliance program. Such compliance requirements may also make it more burdensome to use our services and products, which could potentially discourage users from using our services and products.

The provision of financial services through Hepsipay, such as e-wallet and payment facilitation services, are particularly more regulated and subject to a broad range of complex laws and regulations that are rapidly changing. For example, after we obtained licenses from the Banking Regulation and Supervision Agency (“BRSA”) to operate financial services through Hepsipay, in 2019 an amendment to the relevant legislation changed the competent authority regulating payment companies to the Central Bank of Turkey (the “Central Bank”). The Central Bank has in the past and may in the future impose new or additional licensing requirements, capital commitments, governance standards, reporting obligations or other regulatory requirements, requiring us to devote substantial operational and financial resources to comply with such requirements. For example, in December 2021, the Central Bank published the Regulation on Payment Services and Electronic Money Issuance and Payment Service Providers (the “Payment Services Regulation”) and the Communiqué on Information Systems of Payment and Electronic Money Institutions and Data Sharing Services in the Field of Payment Services Providers (the “Payment Services Communiqué”), in Turkey’s Official Gazette, requiring compliance within one year with the following new requirements, among others, on e-commerce payment services such as Hepsipay’s wallet service: (i) to keep collateral at the Central Bank, in accordance with the number of customers, volume of transactions and other conditions specified therein, (ii) increased the amount of minimum equity requirement, and (iii) additional obligations such as remote know-your-customer diligence have been imposed. Failure to comply with these or other regulations may result in the limitation, suspension or termination of services or the imposition of penalties, including fines which could have a material adverse effect on our business, results of operations and financial condition. Moreover, Hepsiburada acts as a commercial representative of merchants and these funds are transferred to the merchants through Hepsiburada. According to the Payment Services Regulation and the Payment Services Communiqué, a report must be filed to the Central Bank in January of each year in which the amount of intermediary service provider activities exceed TRY 50 million within the prior twelve-month period. As a consequence of this provision, intermediary service providers, including Hepsiburada, submitted reports in January 2022 and the Central Bank is expected to evaluate our report to determine whether our reported activity qualifies instead as a payment service, within the scope of the Payment Services Regulation and the Payment Services Communiqué. If the Central Bank were to conclude that our reported activity is a payment service, we expect to restructure our service such that we transfer funds to merchants through Hepsipay instead of Hepsiburada. We anticipate devoting substantial operational and financial resources to comply with the requirements of the Payment Services Regulation and the Payment Services Communiqué and change our internal rules and procedures in accordance with the Payment Services Regulation and Payment Services Communiqué. We have in the past, and may in the future face, additional audits and investigations by regulators for alleged violations of such requirements. For example, the Financial Crimes Investigation Board (“MASAK”) completed an audit of our Hepsipay services in February 2021, and we paid TRY 1.9 million in administrative fines for various breaches (particularly relating to know-your-client procedures required by MASAK regulations) between 2016 and 2018. We amended our internal rules and procedures as a result of the investigation and, as of the date of this annual report, our management believes that we conduct know-your-client procedures in compliance with MASAK regulations. However, any further investigations may require resources to respond to and could result in further penalties or fines if it is determined that we violated any regulatory requirements, which may impact our business and financial condition.

If we fail to obtain intellectual property rights protection or adequately protect our intellectual property rights, or if we infringe third-party intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected.

Our trademarks, service marks, copyrights, trade dress, trade secrets, proprietary technology, domain names and other intellectual property rights are valuable assets that are critical to our success. We principally rely on trademarks (including by applying to register our trademarks in respect of key jurisdictions based on our business assessment) and confidentiality agreements to protect our intellectual property rights. We have a portfolio of registered trademarks in Turkey in respect of many of our core brands, such as our “hepsiburada” and “hepsiglobal” brands. However, we may in some circumstances be unable to (or may be delayed in our ability to) apply for or register our trademarks (including where third parties allege pre- existing rights or have made earlier applications) or acquire our desired domain names or prevent third parties from acquiring trademarks or domain names that are identical or similar to, infringe or diminish the value of our trademarks and other proprietary rights. There is also a risk that third parties will claim that our products, trademarks or brands infringe their intellectual property rights — for instance, if a third-party claims that it has obtained prior rights or a pre-existing trademark application or registration for an identical or similar trademark. These third parties may bring infringement claims against us or may oppose the registration and protection of our brands and/or trademark rights.

These risks are further exacerbated by our growth and the expansion of our business into new geographies, including the European Union and the United States. For example, our application filed with the European Union Intellectual Property Office (“EUIPO”) in August 2020 for a figurative EU trademark for our “hepsiglobal” brand (EU trademark application no. 18292598) is currently opposed by PepsiCo, Inc. (“PepsiCo”), on the basis of certain claimed prior rights in respect of its “Pepsi” brand. Discussions with PepsiCo are ongoing and, as we regard the beverages business of PepsiCo as clearly distinct from our business under our brands, we believe that a negotiated resolution with PepsiCo will be achieved that should allow our foregoing EU trademark application to proceed in respect of certain classes of goods and services. There is, however, no certainty that a negotiated resolution will be achieved, or that it will be achieved without delay, or as to the final terms of any such outcome. Monetary damages or injunctive relief are not possible outcomes with respect to this matter.

Similarly, our application filed with the EUIPO in August 2018 for the word mark “hepsiburada.com” (EU trademark application no. 17941312) is currently opposed by Alpak B.V. (“Alpak”), on the basis of certain claimed prior rights in respect of the “hepsiburada” brand including its EU trademark for the word “hepsiburada” registered in December 2017 under trademark no. 17151796. We believe Alpak applied for and registered the foregoing trademark in bad faith in an effort to copy our well-known brands and/or to frustrate or delay (or extract compensation for) our protection of these brands in the EU. We are not aware of any commercialization by Alpak of any goods or services under the “hepsiburada” brand, and we are currently pursuing a declaration of invalidity against Alpak’s trademark so that our foregoing trademark for “hepsiburada.com” may proceed to grant. Our initial application for declaration of invalidity was rejected by the Cancellation Division of the EUIPO in March 2021 on grounds with which we do not agree, and we have appealed this decision and plan to appeal it to the highest court available, a process that may take up to four years. While monetary damages or injunctive relief are not possible outcomes with respect to this matter, in the event of an adverse outcome, we may have to bear the costs of both of the parties related to the process.

If we are unable to prevent third parties from acquiring trademarks or domain names that are identical or similar to ours or that infringe or diminish the value of our brands, trademarks and/or other proprietary rights, or if we are not able to defend our brands and/or trademarks from infringement claims or from oppositions to registration, our market recognition may be diluted, third-parties may be free to use our brands and/or trademarks in respect of the same or similar goods or services, our expansion into new markets could be stifled and our business, financial conditions, customer relationships, reputation and results of operation could be adversely affected.

We are not always able to discover or determine the extent of any unauthorized use of our proprietary rights. Actions taken by third parties that license our proprietary rights may materially diminish the value of our proprietary rights or reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property may be unsuccessful, may not always adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights.

The validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving, which may make it more difficult for us to protect our intellectual property, and our business, prospects, financial condition and results of operations could be adversely affected.

We may be subject to intellectual property infringement claims brought against us by others, which are costly to defend and could result in significant damage awards.

We rely, to some extent, on third-party intellectual property, such as licenses to use software to operate our business and certain other copyrighted works. Due to the nature of our business operations, we may from time to time be subject to claims and legal proceedings regarding alleged infringement by us of the intellectual property of third parties. We also expect to be exposed to a greater risk of being subject to such claims in light of growing competition in the market. A number of internet, technology, media and patent-holding companies own or are actively developing patents covering e-commerce and other internet-related technologies, as well as a variety of online business models and methods. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection in certain jurisdictions. As a result, disputes regarding the ownership of technologies and rights associated with e-commerce and other online activities are likely to arise in the future. In addition, we use certain open source code, and the use of open source code is often subject to compliance with certain license terms, which we may inadvertently breach. See “—We may use open source code in a manner that could be harmful to our business.”

Although our employees are instructed to avoid acts that would infringe the intellectual property of others, we cannot be certain that our products, services and brand identifiers do not or will not infringe on valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may incur substantial expenses in responding to and defending against infringement claims, regardless of their veracity. Such diversion of management time and expenses, and the potential liability associated with any lawsuit, may cause significant harm to our business, prospects, financial condition and operations. A successful infringement claim against us could result in significant monetary liability, such as being liable for license fees, royalty payments, lost profits or other damages, or material disruption of our business. Similarly, the owner of the intellectual property may obtain injunctive relief to prevent us from making further use of certain technology, software or brand identifiers. If the amount of such payments is significant or if we are prevented from incorporating certain technology or software into our products or services or using our brand identifiers without hindrance, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may be subject to material litigation.

We have been involved in litigation relating principally to contract disputes, employment, consumer, intellectual property and tax related cases and other matters in the ordinary course of our business, which have also included legal proceedings initiated by employees of third-party subcontractors, such as employment related claims arising out of termination of our relationship with their employer. As our business expands, we may face an increasing number of such claims or claims relating to product liability, including those involving high amounts of damages. As we became a publicly listed company with a higher profile and as our public profile is expected to continue to grow in the future though any expansion of our cross-border business by HepsiGlobal, we may face additional exposure to claims and lawsuits inside and outside Turkey.

In September 2021 and October 2021, alleged holders of our ADSs filed putative class action lawsuits in the state and federal courts of the State of New York, respectively. For more information about such legal proceedings, see Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

The outcome of any claims, investigations and proceedings is inherently uncertain, and regardless of the outcome, defending against these claims could be both costly and time consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could result in damages as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be impacted by fraudulent or unlawful activities of merchants, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability.

Despite measures we have taken and continue to take, our e-commerce services remain susceptible to potentially illegal or improper uses, which could damage our reputation and subject us to liability. Our standard agreement with the merchants on our Marketplace provides for monthly payments to merchants for the products sold rather than immediate payment after the sale of a product. Our standard form agreement with our merchants and suppliers provides that we will directly compensate a customer for the purchase price if a customer returns a product and the merchant or supplier must refund us the price of the returned product. These provisions are designed to prevent merchants or suppliers from collecting payments, fraudulently or otherwise, in the event that a customer does not receive the products they ordered or when the products received are materially different from the merchant’s or supplier’s descriptions, to prevent merchants on our Marketplace from selling unlawful, counterfeit, pirated, or stolen goods, selling goods in an unlawful or unethical manner, and to prevent our merchants or suppliers from violating the proprietary rights of others or otherwise violating our product requirements. If our merchants or suppliers circumvent or otherwise fail to comply with these provisions, it could harm our business or damage our reputation and, while we have no liability for the content provided by third parties or illegal or unlawful activity related to goods or services provided by such third parties on our website as a “hosting service provider” and “intermediary service provider” under Article 5 of the Law on Internet Crimes and the E-Commerce Law (as each is defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”), respectively, we may nevertheless face compensation claims, administrative fines or even criminal complaints under Turkish laws for content related to counterfeit products, content or products blocked or prohibited in Turkey or content or products infringing trademarks or other intellectual property rights if we receive a notification of the unlawful or illegal content and do not take any action (including removing the unlawful content) and may be involved in civil or criminal claims against our merchants or suppliers for any such unlawful activities.

We may be subject to product liability claims when people or property are harmed or damaged by the products that are sold on our platform.

We are exposed to product liability or food safety claims relating to personal injury or illness, death or environmental or property damage caused by the products that are sold by us or through our Marketplace or through our strategic assets, and we do not maintain any insurance with respect to such product liability. As the products offered by us or through our Marketplace are manufactured by third parties, we have only limited control over the quality of these products. In addition, we cannot always effectively prevent our merchants from selling harmful or defective products on our Marketplace, which could cause death, disease or injury to our customers or damage their property. We may be seen as having facilitated the sale of such products and may be forced to recall such products. Under our Direct Sales model, where we act directly as seller, we may also have to recall harmful products.

Although we require that our merchants only offer products that comply with the existing product safety rules and monitor such compliance, we may not be able to detect, enforce or collect sufficient damages for breaches of such agreements. In addition, any negative publicity resulting from product recalls or the assertion that we sold defective products could damage our brand and reputation. Any material product liability, food safety or other claim could have an adverse effect on our business, prospects, results of operations and financial condition.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to implement and maintain an effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud and investor confidence in our company and the market price of our ADSs may decline.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) our management will be required to report up on the effectiveness of our internal control over financial reporting, starting with our annual report for the fiscal year ending December 31, 2022.  Although Section 404(b) of the Sarbanes-Oxley Act requires our Independent Registered Public Accounting Firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an emerging growth company.  Under the current rules of the SEC, starting with our annual report for the fiscal year ending December 31, 2022, we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses and render our internal controls over financial reporting ineffective or may reveal significant deficiencies.  We expect to incur additional expenses and to spend significant management time in complying with these requirements.

Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, and neither we nor our Independent Registered Public Accounting Firm have performed, or are obligated to perform, a full assessment and evaluation of our internal control environment, in the course of preparing our financial statements for the year ended December 31, 2021, we and our independent registered public accounting firm identified two material weaknesses in our internal controls over financial reporting.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified in our internal control over financial reporting were related to (i) not effectively performing controls with respect to the review of complex and unusual transactions in accordance with IFRS due to our having less experience in the complex and unusual applications of IFRS and our lacking a dedicated IFRS reporting team and (ii) not effectively performing information technology general controls (“ITGCs”) for one of our recently developed IT products.

Specifically, the material weakness regarding controls over complex and unusual transactions related to (i) an overstatement of the fair value determination of our stock-based compensation through an inappropriate application of IFRS 2 – Share-based Payments, resulting in an adjustment of TRY 54 million to our audited consolidated financial statements as of and for the year ended December 31, 2021, and (ii) the classification of certain time deposits as cash and cash equivalents rather than classifying them as financial investments, as required in accordance with IAS 7 – Statement of Cash Flows, resulting in the reclassification of TRY 133.6 million from cash and cash equivalents to financial investments on our balance sheet as of December 31, 2021, and an impact on the net cash used in investing activities within the consolidated cash flow statements for the year ended December 31, 2021.  Management resolved these errors prior to issuance of the consolidated financial statements.

The material weakness regarding ITGCs related to a lack of segregation of duty controls and testing documentation over managing changes in our IT software and lack of documentation in provision of access rights.

The material weaknesses did not result in material adjustments, or restatements, of our audited consolidated financial statements or disclosures for any prior period previously reported by us.  Under the supervision of management and the oversight of our Audit Committee, we are in the process of taking remedial actions to address these material weaknesses, such as: (i) forming a dedicated IFRS reporting team, (ii) arranging IFRS trainings, (iii) engaging a third-party consultant to provide input on the review of complex and unusual applications of IFRS, (iv) expanding our internal control staffing by forming a new internal control and compliance team with skills in internal control over financial reporting, (v) improving controls over access rights management, (vi) implementing new control procedures for managing changes in our information systems and (vii) expanding the internal audit team with a dedicated IT internal audit team.

If our remedial measures are insufficient to address the material weaknesses, we may not be able to timely or accurately report our financial position, results of operations or cash flows or maintain effective disclosure controls and procedures. If additional material weaknesses are discovered, or if significant deficiencies are discovered, or if we otherwise fail to maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. Investors’ loss of confidence in our reported financial information could in turn limit our access to capital markets, harm our results of operations, and lead to a reduction in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

The requirements of being a public company will continue to require significant resources and management attention, which could make it difficult to manage our business.

As a public company with ADSs traded on an exchange located in the United States, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations has increased and may continue to increase our legal, financial and other compliance costs and increase the demands on our legal, compliance and financial reporting personnel as well as our systems and other resources, particularly after we are no longer an “emerging growth company.”

The Exchange Act requires that we file annual reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures over our financial reporting. Furthermore, establishing and maintaining the corporate infrastructure demanded of a public company may divert our management’s time and attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures over our financial reporting and accounting systems to meet our reporting obligations as a public company. However, we have previously relied on experts and the measures we take may not be sufficient to satisfy our obligations as a public company. These obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

As a public company with ADSs traded on an exchange located in the United States, we are subject to a broader scope of laws, regulations and standards, and therefore, potentially subject to a broader scope of fines, penalties and liability under U.S. securities laws. In September 2021 and October 2021, alleged holders of our ADSs filed putative class action lawsuits in the state and federal courts of the State of New York, respectively. For more information about our legal proceedings, see Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We cannot reliably predict the future developments of these matters or the expenses arising from them, including rates and costs in resolving the disputes. We may be named as a defendant in other legal actions.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increase legal and financial compliance costs and make some activities more time consuming.

As a public company, these rules and regulations make it more difficult and expensive for us to maintain insurance, such as director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same, so our assets are at risk in the event of successful claims against us or our officers and directors. Our assets may not be sufficient to satisfy judgments against us and our officers and directors in the event of such successful claims.  For these reasons, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, and to maintain insurance at reasonable rates, or at all.

For as long as we are an “emerging growth company”, our Independent Registered Public Accounting Firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. Furthermore, after the date we are no longer an emerging growth company, our Independent Registered Public Accounting Firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our Independent Registered Public Accounting Firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404.

Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the price of our ADSs.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of ADSs.

We will be classified as a passive foreign investment company, or PFIC, in any taxable year if either: (1) 50% or more of the fair market value of our gross assets (generally determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (2) 75% or more of our gross income for the taxable year is passive income. Based on the market price of our ADSs and the composition of our Group’s income, assets and operations, we do not believe we were a PFIC for the 2021 taxable year or expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things the composition of the income and assets, and the market value of the assets, of us and our subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the market value of the assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Therefore there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If contrary to our belief, we were characterized as a PFIC for any year, certain adverse U.S. federal income tax consequences could apply to a U.S. investor who holds ADSs with respect to any “excess distribution” received from us and any gain from a sale or other disposition of ADSs, and U.S. investors also may be subject to additional reporting obligations with respect to ADSs. In such case, we do not intend to provide the information necessary for a U.S. investor to make a qualified electing fund election with respect to the ADSs. See Item 10.E. “Additional Information—Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules.”

Implementation of IAS 29 standard may have a significant impact on the presentation of our financial statements.

Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not establish an absolute rate when hyperinflation is deemed to arise and the International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that assist companies in exercising their judgment as to when restatement of financial statements becomes necessary.  These guidelines consist of (i) analyzing the behavior of the population regarding preservation of wealth in non-monetary assets or in relatively stable foreign currency, prices being quoted in terms of a relatively stable currency, interest rates and wages being linked to a price index, and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. In March 2022, the International Practices Task Force of the Centre for Audit Quality (“IPTF”), which monitors countries experiencing high inflation, categorized Turkey as a country with projected 36 months’ cumulative inflation rate greater than 100% as of February 28, 2022. Therefore, Turkish companies reporting under IFRS, including us, will be required to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022. Under IAS 29, financial statements of an entity that reports in the currency of a hyperinflationary economy should be stated in terms of the measuring unit current balance sheet date. Non-monetary items which are not already expressed in terms of the measuring unit current at the end of the reporting period and components of owners’ equity in the statement of financial position, and all items in the statement of profit or loss and other comprehensive income would be restated by applying a general price index. In addition, gains or losses arising from net monetary position would be included in net income under a separate line item and other comprehensive income.

We cannot predict the impact that the application of IAS 29 and related adjustments will have on our financial statements, results of operations and financial condition. We anticipate that we will apply IAS 29 to our financial statements for the reporting periods starting from January 1, 2020. Our margins may be impacted as a result of the application of this standard and therefore, the visibility in our past performance will be limited which may make it more difficult for our investors to analyze our other historical results. Further, we may need to allocate additional resources in preparation of our IFRS financials including but not limited to requiring a third-party consultant to help conduct the initial analysis and expecting a lengthier auditor review process, all of which may result in higher associated expenses. In addition, compared to prior reporting periods, we may need more time to publish our interim financial statements for the year 2022 compared to our performance in 2021.

Risks Relating to Turkey

We are subject to risks associated with doing business in an emerging market.

We mainly operate in Turkey and derive substantially all of our revenue from activities in Turkey, which is an emerging market. As a result, our business, results of operations, financial condition and prospects are significantly affected by the overall level of economic activity and political stability in Turkey. External events and financial turmoil in any emerging market could disrupt the business environment in Turkey. Moreover, financial turmoil in one or more emerging market(s) tends to adversely affect prices for securities in other emerging market countries. An increase in the perceived risks associated with investing in emerging economies could dampen capital flows to Turkey and adversely affect the Turkish economy. Investors’ interest in Turkey might be negatively affected by events in other emerging markets or the global economy in general, which could adversely affect the value of our business and/or stock price could have a material adverse effect on our business, results of operations and prospects.

Our headquarters and other operations and facilities are located in Turkey and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Turkey.

Substantially all of our revenue is derived from our operations in Turkey. Accordingly, political uncertainty, instability and economic conditions in Turkey may directly affect our business.

Political uncertainty has affected certain investors’ perception of Turkey and the attractiveness of the Turkish economy. If new developments that are considered to contribute to instability in Turkey emerge, the value of our ADSs could decline.

As a result of a trend of inflation in Turkey, the Turkish Lira is to be treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.

Inflationary pressures affect our business and financial performance. The Turkish economy has experienced significant inflationary pressures with year-over-year consumer price inflation rates rising as high as 69.7% in the early 2000s. The annual consumer price index (“CPI”) increased by 11.8%, 14.6% and 36.1% in 2019, 2020 and 2021, respectively as published by Turkstat. Inflation indicators continued to rise in the first months of 2022 and the annual CPI inflation reached 61.1% in March 2022. Elevated inflation is expected to continue in the first half of 2022 with the year-end inflation forecast being around 46%, according to the results of a monthly survey by the Central Bank of the Republic of Turkey announced on April 8, 2022.

Following the categorization of Turkey as a country with a three-year cumulative inflation rate greater than 100% in March 2022, Turkey will be considered as a hyperinflationary economy pursuant to IFRS rules (IAS 29 Financial Reporting in Hyperinflationary Economies), requiring us to restate the results of our operations for periods ending on and after June 30, 2022.  We cannot predict the impact that the application of IAS 29 and related adjustments will have on our financial statements, results of operations and financial condition.  See “—Legal and Regulatory Risks—Implementation of IAS 29 standard may have a significant impact on the presentation of our financial statements”

In the event of continued inflation, we may not be able to and/or our merchants may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure, which may adversely affect our business, profitability and results of operations. Inflation and government measures to combat inflation that impact macroeconomic stability in Turkey have and may continue to impact supply as well as general demand for our products and services. Inflation may impact consumer behavior and may lead to further reductions in purchasing power of our users, consumer confidence, consumer spending, which may have a material adverse effect on our business and results of operations. For example, as at the date of this annual report, we have observed the impact of inflation in the increased average price of products on our platform. We have also observed a shift in consumer purchases towards more affordable alternatives (i.e., towards lower-priced brands) regardless of whether sales are of essentials or non-essentials. In addition, we have observed a trend of consumers postponing the purchase of high-priced electronics, particularly TVs, smartphones and laptops. If the high inflation environment worsens or if new economic developments emerge that have a similar effect, the resulting trends in consumer behavior may continue to negatively impact our GMV growth, revenue, profitability and financial position.

Turkey’s economy has been facing risks related to its current account deficit, which could have a material adverse effect on our business and results of operations.

Macroeconomic developments in Turkey, including those related to Turkey’s net trade and current account deficit, affect our business and financial performance.

Turkey’s volatile current account deficit may reflect both Turkey’s long-standing structural economic problems and current economic and market conditions. Structural economic problems include dependence on imported energy and a high proportion of imports for manufacturing and domestic consumption and a low savings rate. To date, Turkey’s current account deficit has been funded largely through short-term foreign capital borrowings and foreign portfolio investments. Increased uncertainty in the global financial markets could make it more difficult for Turkey to finance its current account deficit, leading to increased volatility in the Turkish economy, which could have a material adverse effect on our business and results of operations.

We are exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations and other similar laws and regulations.

We have policies and procedures designed to assist with compliance with applicable laws and regulations in Turkey, and as a public company in the United States, we are subject to U.S. anti-money laundering and anti-terrorist financing laws and regulations, including the U.S. Bank Secrecy Act of 1970, the U.S. Money Laundering Control Act of 1986, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and U.S. anti-bribery and anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, our operations may be subject to economic sanctions laws and regulations imposed by the United States, the European Union, the United Kingdom, or any other relevant jurisdiction. Such laws and regulations may prohibit transactions in, with, involving, or relating to certain countries or regions or certain persons or entities. For example, in February 2022, the United States and a number of other countries around the world began imposing sanctions and export controls against Russia over its invasion of Ukraine including, regional trade bans, designations of entities (including Russian banks and state-owned entities) and individuals as Specially Designated Nationals and Blocked Parties, and restrictions on access by Russia to financial systems.

We maintain internal compliance policies and procedures, but we cannot provide any assurance that these policies and procedures will be complied with or that they will prevent all violations of the applicable laws and regulations and every instance of fraud, money laundering, terrorist financing, bribery and corruption. We also cannot provide any assurance that potential violations of our internal compliance procedures will be uncovered through our procedures or that violations of the applicable anti-bribery or money laundering, anti-terrorist financing and economic sanctions laws and regulations will not occur. We have internal audit, security and other procedures in place, which are designed to prevent instances of fraud, money laundering, terrorist financing, bribery and corruption. However, despite these controls and procedures, there can be no assurance that through these and other procedures we use we will timely and effectively catch any violations of our internal compliance procedures or any violations of laws and regulations, including those related to fraud, money laundering, terrorist financing, bribery, corruption and economic sanctions. Moreover, although in connection with our initial public offering we adopted an internal anti-money laundering policy, we may still be exposed to potential civil or criminal penalties or associated investigations under the relevant applicable laws and regulations which may, if not successfully avoided or defended, have an adverse impact on our business, prospects, financial condition or results of operations. Similarly, actual findings or mere allegations of such violations could negatively impact our reputation and limit our future business opportunities, which may cause our reputation, financial condition and results of operations to be materially and adversely affected.

Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.

We are exposed to foreign exchange rate risks between Turkish Lira, U.S. dollars and Euros. Although our income, expenses, assets and liabilities are primarily denominated in Turkish Lira, we also maintain some non-Turkish Lira denominated assets and liabilities, primarily in U.S. dollars. As of December 31, 2021, 2020 and 2019, we maintained Turkish Lira equivalent assets in U.S. dollars of TRY 4,911.7 million, TRY 280.4 million and TRY 245.4 million, respectively, primarily consisting of cash, cash equivalents and financial investments. As of the same periods, we maintained Turkish Lira equivalent liabilities in U.S. dollars of TRY 649.7 million,

TRY 246.7 million and TRY 155.6 million, respectively, primarily consisting of trade payables and payables to merchants and due to related parties. The variety of currencies that we work with may increase if and when HepsiGlobal expands its cross-border operations.

As of December 31, 2021, if the U.S. dollar had strengthened or weakened by 10% against the Turkish Lira, with all other variables held constant, our loss before income taxes would have been TRY 426.2 million lower or higher, mainly as a result of foreign exchange gains or losses on the translation of U.S. dollar assets and liabilities. We do not currently undertake any currency hedging to manage our exposure in Turkey to changes in foreign exchange rates. Consequently, any sudden and significant changes in foreign exchange rates may have an adverse impact on our financial condition, revenue and results of operations.

Because we are incorporated in Turkey, and because we are subject to Turkish accounting rules, we are bound to calculate and declare dividends, if any, in Turkish Lira, which will then be payable in U.S. dollars to the holders of ADSs. The depreciation of Turkish Lira against the U.S. dollar could cause fewer U.S. dollars to be obtained from the conversion of Turkish Lira at any time dividend payments are made to ADS holders.

According to the Central Bank, the Turkish Lira depreciated by 76.8% against the U.S. dollar as of December 31, 2021, 23.6% in 2020 and 12.9% in 2019. The Turkish Lira experienced high volatility in 2021 against hard currencies during the fourth quarter of 2021. Despite lower depreciation and reduced volatility in 2022 through the date of this annual report, negative real interest rates and limited foreign exchange reserves, among other factors, have continued to exert pressure on the Turkish Lira. Any further significant fluctuations in the value of the Turkish Lira relative to U.S. dollars could have an adverse effect on our business, and results of operations.

Turkey is subject to internal and external unrest and the threat of future terrorist acts, which may adversely affect us.

Turkey is located in a region that has been subject to ongoing political and security concerns. Turkey has been subject to a number of terrorist attacks, resulting in a number of fatalities and casualties. Such incidents have had, and could continue to have, a material adverse effect on the Turkish economy. This, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Turkey has been subject to a number of bombings, including tourist-focused centers in Istanbul and the city center in Ankara, which have resulted in a number of fatalities. Such incidents may continue to occur periodically, the most recent incident to result in fatalities in a major town occurred in January 2017. Such internal and external unrest and the threat of future terrorist acts may lead to reductions in purchasing power of our customers, consumer confidence, consumer spending, general demand for e-commerce goods and services, display advertising and marketing spending of our advertisers and, therefore, also a reduction in demand for our products and services, which would have a material adverse effect on our business and results of operations.

Conflict and uncertainty in neighboring and nearby countries may have a material adverse effect on the Group’s business, financial condition, results of operations or prospects.

Turkey is located in a region that has been subject to ongoing political and security concerns. Political uncertainty in and tensions regarding certain neighboring and nearby countries has from time to time had an impact on the political and economic environment in Turkey and may affect investors’ perceptions of the risks of investing in the securities of Turkish companies. Any material adverse impact on the Turkish economy or political stability as a result of deteriorations of Turkey’s international relations, especially resulting from the events which affect Turkey’s relationship with the countries or regions described below, could result in a reduction in the purchasing power of our customers, consumer confidence, consumer spending, general demand for e-commerce goods and services, display advertising and marketing spending of our advertisers and, therefore, also a reduction in demand for our products and services, which would have a material adverse effect on our business and results of operations.

Risks from events affecting Turkey’s relationship with Syria and Iraq.

The impact on Turkey of political instability in the Middle East is exemplified by the internal conflict in the region. Turkey has conducted a number of cross-border operations in Iraq and Syria targeting organizations deemed to be terrorist organizations in order to prevent terrorist activities against Turkey. Given the continuing hostilities in Syria and the number of parties involved, it is very difficult to predict the impact of the continuing tensions on the geopolitical stability in the broader region, including Turkey.

Risks from events affecting Turkey’s relationship with Russia and Ukraine.

Russia has become Turkey’s second largest trading partner and the largest supplier of natural gas to Turkey, whereas tourism from Russia to Turkey constitutes another important aspect of Turkey’s relationship with Russia. However, tensions between Turkey and Russia have arisen from time to time, most recently in 2022. On February 21, 2022, Russia recognized the independence of two separatist regions within Ukraine, and ordered Russian troops into these regions with a purported mission to maintain peace in the area. On February 24, 2022, Russia commenced a full scale military invasion of Ukraine. Peace negotiations between Russia and Ukraine took place on February 28, March 3, and March 7, 2022, on the Belarus–Ukraine border, in an undisclosed location in the Gomel region of Belarus. Further negotiations between Russia and Ukraine were held on March 10, 2022 in Turkey with the attendance of Turkish foreign minister Mevlüt Çavuşoğlu as mediator. On March 28, 2022, Ukrainian president, Zelensky confirmed that a renewal of peace talk negotiations with Russia would start in Istanbul on March 29, 2022 with the intention of discussing Ukrainian neutrality, along with the repudiation of any claims for Ukrainian NATO membership in the future. Turkey’s role as a NATO member and a host to ceasefire negotiations between Ukrainian and Russian negotiators may materially affect the Turkey’s global diplomatic position as well as its economy and financial condition.

Following the invasion of Ukraine, the United States, the EU, Canada, Japan and Australia have imposed sanctions on Russia, select Russian companies and select Russian nationals. For example, on March 8, 2022, President Biden announced that the United States would ban imports of Russian's crude oil and certain petroleum products, liquefied gas, and coal. Furthermore, other sanctions that have been imposed by other countries including, United Kingdom, Canada and European countries, includes, among other, freeze of the assets of the central bank of Russia, banning of all transactions with the central bank of Russia and removal of the certain Russian banks from the swift messaging system, restrictions on access to financing by Russian entities, controls on exports to Russia’s energy and defense sectors. Following these sanctions, thousands of Russians and Ukrainians have fled to Turkey to stay, invest, and hold assets because Turkey has not imposed any sanctions on Russia except for the closure of the Bosporus and Dardanelles straits to warships. Turkey may reconsider its current sanction-free policy in light of international pressure and any further sanctions that may be imposed by the aforementioned countries, which in turn would require Turkey to impose sanctions on Russia. If Turkey were to impose such sanctions, they may have a material adverse effect on Turkey’s economy and financial condition due to Turkey’s significant trade, natural gas supply and tourism relationships with Russia. Heightened tensions, if any, between Turkey and Russia or the U.S. over events in Ukraine could materially negatively affect global macroeconomic conditions and the Turkish economy. Heightened tensions between Turkey and other international trading partners, who condemn Russia's war in Ukraine, or heightened tensions for any other reason between Turkey and Russia or disruption of their trading, natural gas supply and tourism relationships could materially negatively affect the Turkish economy, and directly or indirectly have a negative impact on our business and results of operations.

Additionally, Turkey also has an important trading and tourism relationship with Ukraine. Heightened tensions between Turkey and Ukraine due to Turkey’s role as a NATO member and a host to ceasefire negotiations between Ukrainian and Russian negotiators may adversely affect the relationship between Turkey and Ukraine and could lead to a disruption of their trading and tourism relationships, which could have an adverse effect on Turkey’s economy and indirectly have a negative impact on our business and results of operations.

Risks from events affecting Turkey’s relationship with the European Union.

In recent years, several important natural gas reserves have been discovered in the eastern Mediterranean.

The European Union (“EU”) and Turkey have supported conflicting claims to the gas in these waters. On November 11, 2019, the EU adopted a framework for imposing sanctions on individuals or entities responsible for, or involved in, drilling and exploration activities. In October 2020, both France and Greece asked the EU to consider suspending the bloc’s customs union agreement with Turkey. Any decision by the EU to abolish the customs union with Turkey, end Turkey’s EU accession bid or impose additional sanctions on Turkey might cause a deterioration of the relationship between Turkey and the EU, impede Turkey’s access to EU funding and have a material adverse impact on Turkey’s economy. These actions could also increase duties for cross-border sales and therefore increase the effective price of products imported from, or exported to, the EU, including products sold on our platform, such as those imported (or, once outbound services are launched, exported) through HepsiGlobal.

Risks from events affecting Turkey’s relationship with the United States.

The relationship between the US and Turkey has been strained by recent developments in the region, and also by Turkey’s agreement to acquire an air and missile defense system from Russia in December 2017. In response to these events, the United States Congress has considered potential sanctions on Turkey and limited Turkey’s ability to acquire fighter jets from the United States. In December 2020, the United States imposed sanctions that targeted the Presidency of Defense Industries (SSB) of Turkey, its chairman and three other employees.

In 2018, a New York federal court found a former executive at Turkey’s majority state-owned bank Türkiye Halk Bankası A.Ş. guilty on charges that included bank fraud and conspiracies to evade U.S. sanctions against Iran and sentenced him to prison. He was released in July 2019, but the US Department of Justice brought similar allegations against Türkiye Halk Bankası A.Ş., which are ongoing as of the date of this annual report. As of the date of this annual report, the final outcome in relation to the judicial process, or whether any sanction, fine or penalty will be imposed by the Office of Foreign Assets Control (“OFAC”) or any other U.S. regulatory body on Türkiye Halk Bankası A.Ş. or any other Turkish bank or person in connection with those matters, as well as the possible reaction of the Turkish Government or the financial markets to any such events, is unknown.

Actual or perceived political instability in Turkey, escalating diplomatic and political tensions with the United States or other countries, and/or other political circumstances could have a material adverse effect on the Group’s business, financial condition or results of operations or on the market price of the ADSs.

Turkey’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.

Since the mid-1980s, the Turkish economy has moved from a highly protected state-directed system to a market-oriented free enterprise system. Reforms have, among other things, largely removed price controls and reduced subsidies, reduced the role of the public sector in the economy, emphasized growth in the industrial and service sectors, liberalized foreign trade, reduced tariffs, promoted export growth, eased capital transfer and exchange controls, encouraged foreign investment, strengthened the independence of the Central Bank, led to full convertibility of the Turkish Lira by accepting Article VIII of the International Monetary Fund’s (the “IMF”) Articles of Agreement and overhauled the tax system.

However, the Turkish economy has also experienced a succession of financial crises and severe macroeconomic imbalances. These include substantial budget deficits, significant current account deficits, high rates of inflation and high real rates of interest.

In March 2019, the United States announced that imports from Turkey would no longer be eligible for tariff relief under the “Generalized System of Preferences” program, which seeks to promote economic growth in countries identified as developing countries. The United States cited Turkey’s rapid economic development since its entry into the program and that it thus no longer qualified to benefit from these tariff preferences. Regulatory changes such as these reflect increasing challenges faced by some exporters, which might have a material adverse effect on Turkey’s economy and/or the financial condition or one or more industries within Turkey.

The Turkish Treasury and Finance Minister announces GDP growth estimates and inflation rate with a 3-year horizon on an annual basis. There can be no assurance that those targets indicated will be reached, that the Turkish government will continue to implement its current and proposed economic and fiscal policies successfully or that the economic growth achieved in recent years will continue considering external and internal circumstances, including the Central Bank’s efforts to curtail inflation and simplify monetary policy while maintaining a lower funding rate, the current account deficit and macroeconomic and political factors, such as changes in oil prices and uncertainty related with conflicts in Iraq and Syria (See “— Conflict and uncertainty in neighboring and nearby countries may have a material adverse effect on the Group’s business, financial condition, results of operations or prospects”) and political developments in Turkey (see “— Our headquarters and other operations and facilities are located in Turkey and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Turkey”). Any of these developments might cause Turkey’s economy to experience macro-economic imbalances, which might impair our business strategies and/or have a material adverse effect on our business, financial condition and/or results of operations.

Internet and e-commerce regulation in Turkey is recent and is subject to further development.

In 2007, Turkey enacted a law setting forth obligations and liabilities of content, access and hosting providers as well as certain requirements specific to online content (the “Internet Law”). A number of laws and regulations impacting e-commerce and digital businesses in Turkey have been enacted since 2007, including amendments to the Internet Law, a law on regulation of e-commerce stipulating the obligations of e-commerce operators (the “E-commerce Law”), various laws to protect personal data and laws on electronic payments, among others. However, unlike in the United States, little case law exists around the Internet Law and E-commerce Law and existing jurisprudence has not been consistent and may not reflect the latest amendments or additional legislation. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This allows for legal uncertainty and could set adverse precedents, which individually or in the aggregate could have a material adverse effect on our business, results of operations and financial condition. In addition, legal uncertainty may negatively affect our customers’ perception and use of our services.

In March, 2022, the Turkish Ministry of Trade announced that it had started working on amendments to the E-commerce Law. No written draft of such amendments has been publicly released; however, based on public statements made by the government officials in public media, such amendments may include, among other things, the following limitations on the operations of e-commerce platforms: (i) restrictions on payments and logistics operations provided through their subsidiaries; (ii) limits on the total amount of advertising and marketing expenditures and customer discounts; (iii) limits on the sale of private label products; and (iv) obligation to pay a contribution for those whose turnover exceed certain thresholds. If Parliament were to approve such amendments or similar amendments to the E-commerce Law, they would impose substantial additional regulatory requirements for us, and we would need to devote substantial operational and financial resources to comply with such requirements in our core operations as well as our strategic assets. We believe that such amendments may have a significant impact on our business and the industry as a whole.

Risks Relating to Ownership of our ADSs

Our Founder and chairwoman has significant influence and voting control and, as a principal shareholder, her interests might conflict with or differ from your interests as a shareholder.

As of December 31, 2021, our Founder beneficially owned all of our issued Class A shares and 10.4% of our Class B ordinary shares, representing 71.1% of the voting power of all of our Class A shares and Class B ordinary shares when considered together as a single class. As a result, our Founder has a continuing ability to effectively control our affairs, including with respect to the nomination and election of directors, payment of dividends and consummation of significant corporate transactions.

In certain circumstances, the interests of our Founder may conflict with the interests of other shareholders, including interests of the holders of the ADSs. In addition, this concentration of ownership may negatively affect the market price of the ADSs by, among other things, as a result of any action:

•	delaying, defending or preventing a change of control, even at a per-share price that is in excess of the then-current price of the ADSs;
•	impeding a merger, consolidation, takeover or other business combination involving us, even at a per- share price that is in excess of the then-current price of the ADSs;
•

forcing a merger, consolidation, takeover or other business combination involving us that increases the amount of indebtedness or outstanding ordinary shares, or the sale of revenue-generating assets; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per-share price that is in excess of the then-current price of the ADSs.

The dual class structure of our ordinary shares concentrates voting control with certain shareholders, in particular our Founder, which limits your ability to influence corporate matters.

Our Class A shares have fifteen votes per share and our Class B ordinary shares have one vote per share. As of December 31, 2021, our Founder beneficially owned all of our issued Class A shares and 10.4% of our issued Class B ordinary shares, representing 71.1% of the voting power of all of our Class A shares and Class B ordinary shares when considered together as a single class.

Because of the fifteen-to-one voting ratio between our Class A and Class B ordinary shares, holders of our Class A shares (the “Class A Shareholders”), which, as of December 31, 2021, only includes our Founder, will continue to control a majority of the combined voting power of our ordinary shares, and therefore will have the ability to control the management and affairs of our company and materially all matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or its assets, so long as the Class A Shareholders hold the majority of the voting rights at any general assembly of shareholders. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and certain other requirements of the Sarbanes-Oxley Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. We would cease to be a foreign private issuer at such time if (i) more than 50% of our outstanding voting securities are held by U.S. residents and (ii) any of the following three circumstances applies: (1) the majority of our executive officers or members of our board of directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States. If we lose our foreign private issuer status on that date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2023, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

We are a “controlled company” within the meaning of the Nasdaq listing rules. As a result, we qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements.

Our Founder controls a majority of our voting power. Under Nasdaq listing rules, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company,” and such a company may elect not to comply with certain Nasdaq corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the corporate governance and nominations committee making decisions on compensation and nominations be composed entirely of independent directors and (iii) the requirements to have a compensation committee and that such committee be composed entirely of independent directors. As a result, investors in our ADSs will not have the same protection as they would if we were not a controlled company.

We intend to continue to rely on these and other exemptions described in more detail under Item 16G. “Corporate Governance.” Accordingly, our board of directors and applicable committees will include fewer independent members than would be required if we were subject to all Nasdaq listing rules. As such, their approach may be different from that of a board with a majority of independent directors or a committee with only independent directors and, as a result, our management oversight may be more limited than if we were subject to all Nasdaq listing rules.

As a foreign private issuer we rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs.

The Nasdaq corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Therefore, our Board of Directors approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the Nasdaq corporate governance standards.

We intend to continue to rely on these and other exemptions described in more detail under Item 16G. “Corporate Governance.” We may in the future elect to follow home country practices in Turkey with regard to other matters. Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our ADSs less attractive because we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs, and the price of our ADSs may be more volatile.

While we currently qualify as an “emerging growth company” under the JOBS Act, if we cease to be an emerging growth company, our costs and the demands placed upon our management will increase.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of the IPO occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ADSs that are held by nonaffiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we will be required to comply with additional disclosure and accounting requirements. In addition, management time and attention, as well as the engagement of our auditors and/or other consultants, will be required in order for us to prepare to comply with the increased disclosure and accounting standards required of companies who are not emerging growth companies, most notably compliance with Section 404 of the Sarbanes-Oxley Act and related auditor attestation requirements.

An active trading market for our ADSs may not be sustained to provide adequate liquidity.

We cannot predict the extent to which investor interest in us will sustain an active trading market for our ADSs on Nasdaq or how liquid that market might remain. If an active trading market is not sustained, holders may have difficulty selling the ADSs that they purchase, and the value of such ADSs might be materially impaired.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs.

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ADSs. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to our ADSs. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance our existing indebtedness. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

The price of our ADSs might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for such securities. The trading price of our ADSs has been and may continue to be volatile and subject to wide price fluctuations in response to various factors, including:

•	the overall performance of the equity markets;
•	issuance of new or changed securities analysts’ reports or recommendations;
•	negative market perception of our performance as compared to our competitors;
•	additions or departures of key personnel;
•	sale of our ADSs by us or our principal shareholders;
•	litigation and regulatory allegations or proceedings that involve us or our subsidiaries;
•	general economic and geo-political conditions, both globally and in Turkey;
•	continuing impact of the COVID-19 pandemic and future occurrences of natural disasters, epidemics, other catastrophic events, including acts of war;
•	changes in interest rates; and
•	availability of capital.

These and other factors might cause the market price of our ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our ADSs could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. We were named as a defendant in certain purported shareholder class action lawsuits described in Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” The litigation process may utilize a material portion of our cash resources and divert management’s attention from our day-to-day operations, all of which could harm our business. If adversely determined, the class action suits may have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, the price of our ADSs and trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us, our business or our industry. If one or more of the analysts who covers us downgrades our stock, the price of our ADSs will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our ADSs could decrease, which could cause the price of our ADSs or trading volume to decline.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by their ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of  any meeting of holders of  our ordinary shares, including any general meeting of our shareholders, if we so request, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights and distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us, (ii) a statement that such holder will be entitled to give the depositary instructions and (iii) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Shareholders and ADS holders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.

In the event of an issuance of ordinary shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of a general meeting of shareholders or by the board of directors, which is authorized to restrict preemptive rights under a registered capital system. This could cause existing shareholders and ADS holders to experience substantial dilution of their interest in us. In the United States, we may be required to file a registration statement under the Securities Act to implement preemptive rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares or holders of ADSs to exercise such preemptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares or holders of ADSs to rely on it. Accordingly, you may not be able to exercise preemptive rights on future issuances of ordinary shares, and, as a result, your percentage ownership interest in us would be diluted. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so through a rights offering in the United States.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

It is unlikely that we will declare any dividends on our ordinary shares represented by our ADSs and therefore, you must rely on price appreciation of our ordinary shares for a return on your investment; also, to the extent that we declare dividends, we will pay those dividends solely in Turkish Lira.

We do not currently anticipate paying any dividends. Instead, we intend to retain earnings, if any, for future operations and expansion. Any decision to declare and pay dividends in the future will be made at the discretion of our general assembly of shareholders, acting pursuant to a proposal by our board of directors, and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our general meeting of shareholders or board of directors may deem relevant. Accordingly, investors will most likely have to rely on sales of their ADSs, which may increase or decrease in value, as the only way to realize cash from their investment. There is no guarantee that the price of our ADSs will ever exceed the price that you paid.

Dividends may also be subject to limitations in the terms of our credit facility arrangements and any dividends paid may provide our lenders with the right to accelerate outstanding amounts thereunder or result in an event of default. See “—Under the terms of our indebtedness, we may be limited from distributing dividends and changes in our share ownership could result in our inability to draw loans or cause acceleration or events of default under our indebtedness.”

To the extent we declare cash dividends in the future, we will pay those dividends solely in Turkish Lira. As the value of the Turkish Lira fluctuates continuously, a holder of our ADSs will be exposed to currency fluctuations generally and particularly between the date on which a dividend is declared and the date on which dividends are paid.

You may not receive distributions on the ordinary shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it receives on our ordinary shares after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution to any holders of our ADSs or ordinary shares. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

Dividends paid to holders of the ADSs who are not tax resident in Turkey will be subject to a 15% withholding tax.

Dividends payable by a joint stock company that has its legal and/or business center in Turkey to shareholders (both individual and corporate) who are not tax residents of Turkey (i.e., non residents), and who do not have a permanent establishment constituted in Turkey through a permanent representative or place of business therein are subject to a 15% withholding tax to be deducted by the Turkish corporation from the gross amount of dividend distribution to its shareholders. Dividends distributed to a legal entity in Turkey (which should be already registered for corporate tax in Turkey) are exempt from such withholding tax. There is a presumption that ADSs representing our Class B ordinary shares are being held by non-resident holders that do not have a taxable presence in Turkey such as a permanent establishment constituted through a representative or place of business therein. Therefore, any dividends that we may decide to distribute in the future in respect of the ADSs will be subject to this 15% withholding tax based on the corresponding gross amount of distribution, which could adversely affect the value of your investment. Turkey’s tax treaties with different countries may provide reduced dividend withholding taxes such as 5% or 10%; however such reduced tax rates are not usually applicable to portfolio type investments because of minimum shareholding ratio requirements stipulated in most of Turkey’s tax treaties. Therefore, final withholding tax burden for ADS holders should be determined by considering their tax residency status as well as other conditions in the respective tax treaties. See Item 10.E. “Additional Information—Taxation—Material Turkey Tax Considerations.”

You may be subject to limitations on the transfer of your ADSs.

Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary.

However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Turkey based on United States or other foreign laws against us and our management.

We are incorporated and conduct a substantial portion of our business and have substantial assets located in Turkey. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal or state securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States. The liability of our directors and executives towards us and our shareholders will be governed by Turkish laws as well as the shareholding rights of investors before the Turkish courts. Further, it is unclear whether an original lawsuit against us or our directors or executive officers based on U.S. federal or state securities laws can be enforced in Turkish courts. Moreover, Turkey does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts. Therefore, even if a judgment were obtained against us or our management for matters arising under U.S. federal or state securities laws or other applicable U.S. federal or state law, it may not be possible to enforce such a judgment in Turkey.

Furthermore, any claim against us which is denominated in a foreign currency would, upon pronouncement of our bankruptcy, only be payable in Turkish Lira, thereby shifting the currency exchange risk to you. The relevant exchange rate for determining the Turkish Lira amount of any such claim would be the Central Bank’s exchange rate for the purchase of the relevant currency, which is effective on the date when the relevant court’s decision on the bankruptcy is rendered in accordance with Turkish law. Such exchange rate may be less favorable to you than the rate of exchange prevailing at the relevant time.

We are a Turkish joint stock company. The rights of our shareholders under Turkish law may be different from the rights of shareholders under the laws of U.S. jurisdictions.

We are a Turkish joint stock company. Our corporate affairs are governed by our articles of association and by the Turkish Commercial Code No. 6102, (the “TCC”). The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. See Item 16G. “Corporate Governance.” The rights of our shareholders and the fiduciary responsibilities of our directors under Turkish law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Turkey has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as the State of Delaware, have more fulsome and judicially interpreted bodies of corporate law than Turkey. For example, we are not aware of any reported class actions having been brought in Turkish courts. Such actions are ordinarily available in respect of United States corporations in United States courts. As a result, the holders of our ADSs could face different considerations in and have more difficulty protecting their interests in actions against our management, directors or controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our own interests may be limited if we are harmed in a manner that would otherwise give rise to jurisdiction in a United States federal or state court.

From time to time we may grant share based compensation to our management and employees, which may cause their interests to become excessively tied to the trading price of our Class B ordinary shares.

From time to time, we may grant share options to our management and employees. We may introduce new share option plans for our senior management and employees in order to increase their efficiency, align their interests with the interests of our shareholders and retain executives who commit to long-term earnings and short-term performance. If our shareholders or board of directors approve the issuance of new share option plans, you may be diluted in the event that the exercise price under such share option plan is lower than the trading price of our ordinary shares. In addition, new share option plans may cause the interests of our management to become excessively tied to the trading price of our ordinary shares, which may have an adverse impact on our business and financial condition. In March 2021 we adopted an Incentive Plan (as defined under Item 6.B. “Directors, Senior Management and Employees—Compensation— Incentive Plan”) for key executives and employees that took effect upon the company’s IPO.

Under the Incentive Plan, such key executives and employees have been granted cash-based awards and in the near-term, may be issued restricted stock units and performance stock units that are conditional on meeting certain vesting conditions. For more information about our Incentive Plan, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan.”

We may not maintain our listing on Nasdaq which could limit investors’ ability to make transactions in our ADSs and subject us to additional trading restrictions.

Our ADSs are listed on Nasdaq. We cannot assure you that our ADSs will continue to be listed on Nasdaq in the future. In order to continue listing our ADSs on Nasdaq, we must maintain certain financial, distribution and share price levels, including that our ADSs cannot have a bid price of less than $1.00. We intend to fully comply with these requirements, but we may not continue to be able to meet these requirements in the future.

If Nasdaq delists our ADSs from trading on its exchange and we are not able to list our ADSs on another national securities exchange, we expect our ADSs could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our ADSs;
•	reduced liquidity for our ADSs;
•

a determination that our ADSs represent a “penny stock” which will require brokers trading in our ADSs adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ADSs;

•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional ADSs or obtain additional financing in the future.

If we were no longer listed on Nasdaq, our ADSs would be subject to regulations in each state in which we offer our securities which will add additional complexity, time and expense to ensure compliance with the applicable state’s securities laws with respect to ADRs being purchased or sold in that state.

ITEM 4. INFORMATION ON THE COMPANY

A.      History and Development of the Company

Corporate Information

We were incorporated in İstanbul as a joint stock company on April 11, 2000 under the Turkish Commercial Code as D-MARKET Elektronik Hizmetler ve Ticaret A.Ş. and we operate primarily under our “Hepsiburada” brand name.

In July 2021, we completed our initial public offering and listed our ADSs on the Nasdaq Global Select Market under the symbol “HEPS.”

Our registered office is located at Kuştepe Mahallesi Mecidiyeköy Yolu Cadde no: 12 Kule 2 K2 Şişli Istanbul, Turkey. Our telephone number is +90 212 304 20 00. Our corporate website address is https://www.hepsiburada.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report. The SEC maintains a website at www.sec.gov that contains in electronic form, reports and other information that we have filed electronically with the SEC. Our agent for service of process in the United States for U.S. federal security law purposes is Cogency Global Inc. located at 122 East 42nd Street. 18th Floor, New York, NY 10168 and the telephone number at this address is +1 800-221-0102.

Company History and Brand Development

In 2000, Hanzade Vasfiye Doğan Boyner founded our company as a 1P-based e-commerce platform. We grew rapidly by adding new categories of products between 2000 and 2010.

In 2000, we became the first e-commerce platform in Turkey to collect customers’ reviews, which enabled us to pursue a more customer-oriented approach. Although our story began with a focus on the sale of electronic devices, starting in 2010, we increased our offerings of non-electronics products (still through our 1P-based Direct Sales model) and started widening the range of products we offer by not only introducing new categories such as home textile, cosmetics and gardening, but also by increasing product range in non- electronics categories such as fast moving consumer goods (FMCG), fashion and home and garden. See Item 4.B. “—Business Overview—Our Business.” In the same year, we introduced the first “one click shopping” feature in Turkey by becoming the first on-site audited and Payment Card Industry Data Security Standard (PCI DSS) certified firm in the Turkish e-commerce market.

At Hepsiburada, we have always followed new trends closely. We identified at an early stage the migration of Internet usage and e-commerce consumption to mobile platforms. In 2011, we launched a mobile application for Hepsiburada for iOS and Android platforms, which were among the first mobile applications in the Turkish e-commerce market.

In 2015, we launched our 3P-based Marketplace and established our fulfillment center in Gebze, Kocaeli, which became the main logistics hub of our operations as well as the first dedicated e-commerce fulfillment center operating 24/7 in Turkey. Our Gebze fulfillment center has significantly expanded since 2015 to a total area of approximately 85 thousand square meters as of December 31, 2021. Following the launch of our Marketplace, we reached more than 4,000 Active Merchants in 2016. In order to maintain and improve the quality of our services and infrastructure, we established our first licensed technology research and development center, which became operational in 2017.

In 2017, we also launched HepsiJet, our own delivery service, after noticing the need to provide efficient, fast and reliable delivery services to our customers. From the outset, HepsiJet was established as a dedicated delivery service for e-commerce customers, which was one of the market firsts in Turkey. With the launch of HepsiJet, we began providing last-mile delivery services (inclusive of scheduled same day and next day delivery). In the same year, Hepsiburada took leading steps in the Turkish e-commerce market to establish Turkey’s first scalable customer financing services followed in 2018 by merchant and supplier financing services provided by an e-commerce platform. Along with these initiatives, in order to strengthen the place of women in business, Hepsiburada initiated the Women Entrepreneurs Program, through which we offer our experience and technology infrastructure to the service of women entrepreneurs by collaborating with non-governmental organizations to strengthen the standing of women in business.

In 2018, we achieved in-house product search capability on our online platform. In the same year, to further our vision of expanding the e-commerce market, we launched our “click & collect” services enabling our customers to collect purchases from the collection points located throughout Turkey, which was rebranded to “HepsiMat” in 2020.

We launched HepsiExpress and HepsiGlobal (only for inbound sales, i.e., from other countries into Turkey) in 2020. In the same year, we also launched HepsiLojistik while expanding our logistics infrastructure with five new fulfillment centers in the provinces of Ankara, İzmir, Adana, Diyarbakır and Erzurum. In 2020, we also became the first shipment and sourcing partner of Apple products in Turkey, which enables us to directly source Apple products and sell them on-line to our customers. This strategic partnership was followed by agreements with other leading global and local brands, suppliers and banks.

In 2021, we acquired the requisite travel agency license to launch HepsiFly and began our efforts to leverage our online platform for enhanced advertisement capabilities by launching HepsiAd. In June 2021, we launched Hepsipay Cüzdanım (Hepsipay Wallet), an embedded digital wallet product on the Hepsiburada platform and also completed expansion of HepsiJet services across the 81 cities in Turkey. Furthermore, HepsiJet rolled-out its two-man cargo handling service called HepsiJet XL, in 13 cities.  As of December 31, 2021, we had seven fulfillment centers.

On July 1, 2021, we became the first-ever Nasdaq-listed Turkish company.

In December 2021, we signed a Share Purchase Agreement to acquire Doruk Finansman, a consumer finance company in Turkey, to enable us to offer our customers diversified consumer financing solutions matching their needs, enhancing our value proposition by providing financial flexibility. The transaction was completed in February 2022 for a total transaction value of TRY 20 million.

In January 2022, Hepsipay established a partnership with the Istanbul Metropolitan Municipality's Istanbulkart (a contactless prepaid card for public transportation payment) to bring an e-commerce experience to a broader audience. In February 2022, we launched the first end-to-end digital “Buy Now Pay Later” (“BNPL”) solution for e-commerce in the Turkish market embedded within Hepsipay Wallet. Additionally, in February 2022, HepsiJet XL completed expansion to all 81 cities in Turkey.

As of the date of this annual report, the principal market in which we operate is Turkey and for the years ended December 31, 2021, 2020 and 2019, respectively, almost all of our revenue was generated from our e-commerce operations performed in Turkey.

During the last three financial years, ended December 31, 2021, we ended the operations of two subsidiaries, Altıncı Cadde Elektronik Ticaret A.Ş. (“Altıncı Cadde”) and Evimiz Dekorasyon İnternet Hizmetleri ve Danışmanlık Ticaret A.Ş. (“Evimiz”), which we then merged into our fully owned subsidiary, D-Fast, in August 2021.  We had acquired Altıncı Cadde on June 1, 2012 and operated Altıncı Cadde as a vertical e-commerce website (www.altincicadde.com) until terminating its operations in October 2019. We had acquired Evimiz on March 31, 2012 and operated Evimiz as a vertical e-commerce website (www.evmanya.com) offering a variety of products to its customers mainly in furniture, home textile, house decoration, kitchen appliances, and garden and bathroom categories, until terminating its operations in September 2018.

Capital Expenditures

Please refer to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for a description of our capital expenditures.  See Item 5. “Key Factors Affecting Our Financial Condition and Results of Operations—Our Ability to Leverage our Growing Scale” and Item 4.B. “Information on the Company—Business Overview—Our Strategy—Expand Strategic Assets” for principal projects recently developed, in progress and anticipated.  See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Anticipated Sources of Funds” for our methods of financing.

B.	Business Overview

We are a leading commerce platform in Turkey and as of December 31, 2021, we connected 41.8 million members, 11.3 million Active Customers and a fast growing base of approximately 75 thousand Active Merchants. We strive to provide high-quality customer experience by relentlessly focusing on selection, price and delivery:

•

Selection: As of December 31, 2021 we had over 90.3 million SKUs, including variants (color, size, etc.) across 32 different product categories offered through a hybrid model combining a first-party Direct Sales model (1P model) and a third-party Marketplace model (3P model);

•	Price: We seek to provide the best value for our customers by offering products at highly competitive prices; and
•	Delivery: We operate a large, fast and scalable in-house logistics network with robust last-mile delivery capabilities based on a proprietary technology platform.

Founded in 2000, Hepsiburada has been one of the early pioneers of digitalization of commerce in Turkey and has become a household brand in the country. Our brand, which corresponds to “Everything is Here”, is synonymous with a seamless online shopping experience and benefits from very strong brand awareness, with Hepsiburada scoring 99% for aided brand awareness according to a FutureBright Research Brand Health Report in 2021 comissioned by Hepsiburada. Additionally, our brand had a market leading net promoter score (“NPS”) of 68 for the year ended December 31, 2021 according to the market research conducted by FutureBright on our behalf.

We believe that our commitment to five central pillars of our business culture is the reason we have risen to become a leader of e-commerce in Turkey as evidenced by the track record of our brand awareness. The five pillars of our business culture are:

•	customer-first mentality;

•	entrepreneurial business acumen;
•	meticulous execution;
•	relentless innovation; and
•	social consciousness, diversity and inclusion.

Our aim is for customers of Hepsiburada to come to the platform and be able to do the following:

•	Hepsiburada: Shop a wide range of products online;
•	HepsiExpress: Order groceries and essentials on-demand with instant (within one hour) and slotted delivery options in a localized experience through a multi-store model;
•	HepsiGlobal: Discover and purchase products from international merchants online in Turkey and, in the future, enable customers outside of Turkey to access products sold by Turkish merchants;
•

Hepsipay: Benefit from Hepsipay’s wallet, Buy Now Pay Later product and other payment solutions both on our platform and, eventually, off-platform while still accessing payment options, such as debit and credit cards; and

•	HepsiFly: Buy airline tickets online.

We have more than 20 years of e-commerce experience in Turkey, and our local know-how allows us to better tackle the needs of our community of customers, merchants and suppliers across the country. Our leadership team’s commitment to our vision, mission and culture is one of our main differentiators and is the foundation on which our ecosystem continues to build in order to accelerate digitalization of Turkish commerce. We have grown together with our merchants located across the entire country and have contributed to the local economy and employment. Furthermore, Hepsiburada is one of the few female founded technology companies globally, and we have been actively promoting and empowering women entrepreneurship in Turkey.

Since the launch of our Marketplace in 2015, Hepsiburada has become a trustworthy partner for merchants in Turkey by providing access to 41.8 million members and 11.3 million Active Customers (as of December 31, 2021) and comprehensive end-to-end solutions to empower merchants to thrive digitally. In 2021, our 3P-based Marketplace model accounted for approximately 68% of our GMV, following the successful transformation of Hepsiburada from a 1P-based Direct Sales only business to its current hybrid 1P and 3P-based model. Our aim is for Hepsiburada’s merchants to enjoy a seamless set of integrated e-commerce solutions which include:

•	HepsiLojistik: Fulfillment options across Turkey;
•	HepsiJet: Last-mile delivery services; and
•	HepsiAd: Advertising service and data driven insights.

We believe powerful network effects are created by our leading brand, hybrid commerce model rooted in a unified 1P and 3P-based catalogue, and strong customer and merchant value propositions. Our expanding selection of products and services, as well as price competitiveness, has allowed us to attract a growing Active Customer base of 11.3 million in 2021, compared to 9 million in 2020 and 6.5 million in 2019, and increase the frequency of orders on our platform to 4.7 in 2021, up from 3.9 in 2020 and 3.5 in 2019, which in turn draws more merchants and further enhances our customer value proposition. In addition, our proprietary data and insights collected over more than 20 years enable us to understand the needs of our customers and merchants and help us develop new services, expand into new verticals, and continuously innovate and strengthen our value proposition, reinforcing the network effect.

Our large, fast and scalable logistics network has been critical to our success and we have been continuously focusing on improving our logistics capabilities and offerings. We have a robust operational footprint enabling fast delivery and merchant integration. As of December 2021, we operate:

•	a nationwide infrastructure including seven fulfillment centers in strategic locations that encompass a total area of more than 143 thousand square meters;
•	one of the fastest growing logistics companies in Turkey, HepsiJet, with an on-time delivery performance of 89% in 2021, operating in 81 cities with 165 cross-docks; and
•	a pick-up & drop-off (PUDO) network through HepsiMat, with more than 2,690 branded parcel lockers and pick-up points in partnership with local stores, gas stations and retailers.

We are a technology-driven company and have invested heavily in developing our own highly scalable proprietary technology to support the large and rapidly growing order volumes generated on our platform. Our in-house developed IT infrastructure is central to our ability to execute our business strategy and provide a seamless experience for our merchants and customers with our single mobile app that connects our offerings and services.

Our business has experienced a long history of strong growth. Our revenues increased by 18.5% to TRY 7.6 billion in the year ended December 31, 2021 from TRY 6.4 billion in 2020 and our total GMV increased by 54% to TRY 26.2 billion in the year ended December 31, 2021 from TRY 17.0 billion in 2020, fueled by increased order frequency, greater customer loyalty and an expanding pool of Active Customers of 11.3 million in 2021, up from 9.0 million in 2020 at a compound annual growth rate (“CAGR”) of 32% from 2019 to 2021. For the year ended December 31, 2021 our net loss increased by 47.5% to TRY 700,078 thousand from TRY 474,516 thousand for the year ended December 31, 2020 in a market environment which was unfavorably impacted mainly by the slowdown in market growth rate following the lift-off of COVID-19 restrictions in July and intensified competition resulting in higher customer discounts and advertising expenses during when we continued to expand across both our core business and strategic assets. We had Free Cash Flow of negative TRY 124.1 million, TRY 341.4 million and TRY 310.4 million for fiscal years 2021, 2020 and 2019, respectively.

Industry Overview

The retail market is one of the largest and fastest growing industries in Turkey. According to the 2020 ADL Report, the Turkish retail market grew at a CAGR of 15.3% from 2015 to 2020 and reached TRY 866 billion in 2020. The market is projected to grow at a similar CAGR of 15.7% from 2020 to 2025 to approximately TRY 1,798 billion based on the forecast from ADL.

Turkey’s e-commerce market (exclusive of services, travel and betting) has grown significantly faster than the broader retail market, at a CAGR of 46.1% from 2015 to 2020, reaching a total market size of TRY 88 billion in 2020 (in terms of gross merchandise value, excluding cross-border sales, B2B sales, VAT and services (e.g., food delivery); not excluding returns), according to ADL and information published by the Turkish Ministry of Trade through the E-Commerce Info Platform, ETBIS. E-commerce penetration has more than tripled during the same period to 10.1% of the overall retail market in 2020 from 3.1% in 2015, according to ADL.

The strong historical and projected growth of the e-commerce sector is underpinned by a: (1) nationwide internet infrastructure with approximately 83% internet penetration among the population between the ages of 16 and 74 in 2021, according to Turkstat; (2) high credit & debit card usage with 99% credit card penetration and 245% debit card penetration in 2021 according to BKM (where penetration is calculated by dividing the number of credit and debit cards, respectively by the population of Turkey); and (3) well-established logistics infrastructure with high quality highways, railway networks, airports and seaports enabling nationwide delivery of orders.

As internet penetration and proliferation of smartphones increase, the e-commerce market is expected to grow at a CAGR of 35% to TRY 397 billion and e-commerce penetration of 22.1% by 2025 based on ADL’s forecast. The growth of the Turkish e-commerce market in the period from 2020 to 2025 is expected to outpace the growth of the offline retail market during the same period by 2.7 times, which demonstrates the offline-to-online shift in the Turkish retail market with e-commerce players expected to capture market share from offline competitors.

Over the last twenty-five years, the Turkish e-commerce market has developed with the adoption by traditional brick-and-mortar merchants of online sales channels, the establishment of new local e-commerce businesses and the entrance, either organically or via acquisition, of global e-commerce companies.

Hepsiburada was among the first e-commerce businesses in Turkey, starting operations in 2000. Since, Hepsiburada has grown to become one of the market leaders in the space, while its competitors either adopted alternative business models or were acquired. For example, Gittigidiyor was launched in 2001 and was subsequently acquired by eBay in 2011.

Hepsiburada’s main e-commerce competitors in Turkey include Trendyol, N11 and Amazon. Trendyol was founded in 2010, initially as an online fashion web-store, but after Alibaba acquired a majority stake in the company in 2018, it has increasingly focused on expanding its product offering across a broader set of categories. In August 2021, Trendyol completed a round of fundraising activity. N11 (partially owned by SK Group) has operated a competing marketplace business model since its launch in 2012. In 2022, Getir, a Turkey-based quick delivery player, acquired a stake in N11 and became a shareholder of N11. Amazon entered the Turkish market in 2018 and remains focused on implementing its global model. The majority of the Turkish retail market, however, remains offline meaning, we continue to compete with offline retailers and omni-channel retailers for business.

Hepsiburada’s main competitors in the on-demand grocery delivery market include the online marketplaces such as Trendyol, Getir, Yemeksepeti as well as online channels of large grocery retailers such as Migros, A101, Carrefour and Şok.

Currently, competition in the fintech sector in Turkey is fragmented. Different companies are specialized in wallet services, consumer financing, digital banking etc.

Our Strategy

Our vision is to lead digitalization of commerce and our mission is to be the reliable, innovative, sincere companion in people’s daily lives and to make each and every member of our community feel ‘I am so happy I have Hepsiburada’. To this end, we aim to build on our leading position across existing product categories and services, launch new products and initiatives, and continue to scale our business. We plan to achieve this goal by pursuing the following objectives in our strategy:

Accelerating Growth Drivers

We believe our growth drivers consist of four key components: (1) Active Customers, (2) order frequency, (3) Active Merchants and (4) number of SKUs. We are committed to achieving strong growth in each of these components

During 2021, we successfully attracted more customers to our platform, with 11.3 million Active Customers as of December 31, 2021, up from 9 million in 2020. Going forward, we plan to continue attracting more customers to our platform, particularly by targeting two specific customer segments, women and youth, and reactivating our existing customer base by continuing to enhance our value proposition through an expanded product catalogue as well as added convenient and affordable delivery options. In addition, we expect HepsiExpress, HepsiFly and the anticipated off-platform expansion of Hepsipay to further support our customer growth, and contribute to the overall customer experience. We believe the main drivers for our customer attraction will be increasing our focus on hyper-personalization and hyper-localization while scaling our Loyalty Club.

During 2021, we increased order frequency of our customers on our platform, with an order frequency of 4.7 in 2021, up from 3.9 in 2020. We aim to further leverage a deep understanding of our customers’ preferences which we have been building over the years as well as our advanced in-house lifecycle management engines powered by AI and deep-learning technologies to drive higher engagement, retention and frequency on our platform.

We believe HepsiExpress has enabled us to penetrate a wider range of customers through our grocery offerings, to increase order frequency and engaging strategic segments such as women.

We believe we attract new merchants to our platform by offering access to a growing Active Customer base, expanding and continuously improving our fulfillment services, extending merchant financing and launching new tools to facilitate their businesses, alongside HepsiAd solutions. Our Active Merchants number had increased to 75 thousand as of December 31, 2021, up from 45 thousand as of December 31, 2020. We are working towards growing our merchant base by improving merchant life-cycle management and enhancing our value proposition for merchants.

We expanded our product offers to 90.3 million SKUs as of December 31, 2021, as compared to 44 million SKUs as of December 31, 2020. SKU growth was driven primarily by the increase in the number of Active Merchants on our platform. We will continue to broaden our SKU selection, particularly in non-electronics and long-tail products (i.e., a large variety of hard-to-find items offered to many customers, each in small quantities, as opposed to bulk sales of popular products).

Differentiate via Logistics and Technology

We remain focused on differentiating with a best-in-class experience for both customers and merchants on our platform via logistics, technology and value-added services. Accordingly, continued investment in our last-mile delivery service, two-man handling cargo service, fulfillment services and advertising platform are integral parts of our current execution strategy.

We have built a logistics footprint which, as of December 31, 2021, included seven fulfillment centers, 14 transfer hubs and 165 cross-docks, covering a total of 190 thousand square meters, up from 135 thousand square meters as of December 31, 2020. While doing so, we prioritized providing our customers and merchants with the highest level of logistics services across the country.

In 2021, we achieved coverage of all cities in Turkey for HepsiJet and rolled out two-man handling cargo services as HepsiJet XL. We aim to continue to differentiate our customer experience with our nationwide logistics network and our merchant experience with our fulfilment services across Turkey. We plan to invest further in our nationwide logistics network to maintain and consistently improve our service levels to our customers and merchants.

Our unified and in-house technology platform has been a major enabler of scalable and reliable operations to support our growth. We plan to continuously innovate and develop new capabilities to improve the experience for merchants and customers and the operational performance of our platform.

Expand Strategic Assets

We have been building and expanding our ecosystem of strategic assets that includes HepsiExpress, Hepsipay, HepsiJet, HepsiLojistik, HepsiMat, HepsiAd, HepsiGlobal and HepsiFly as of the date of this annual report. We aim to take advantage of the natural synergies that exist between our services and increase adoption amongst our customer base. We believe that greater utilization of our resources will drive further improvements in our unit economics.

We are committed to closely monitoring the market and innovating to further address the daily needs of customers. For example, we launched Hepsipay Wallet in June 2021 as an embedded wallet that enables payments on our online platform. It is designed to be a “companion wallet” to spend, transfer and save money in a flexible manner, allowing easy returns and refunds. In the first quarter of 2022, we launched the first end-to-end digital “Buy Now Pay Later” solution for e-commerce in the Turkish market. By expanding our capabilities across online and off-platform payment options, we will continue to add value to the overall ecosystem.

Another example is our launch of HepsiExpress in 2020 to penetrate and take our share from the fast-growing grocery delivery market through our robust model combining rapid (within one hour) and slotted delivery options in a hyper-local fashion. Water and flower delivery services were launched in 2021 as complementary products to provide a one-stop-shop solution to our customers.

In order to further increase our product selection and network effects regionally, we also started to offer an international shopping experience to our customers located in Turkey through HepsiGlobal, which allows them to discover and purchase products listed by merchants around the world. Starting in 2022, HepsiGlobal plans to gradually expand its cross-border operations by enabling sellers from various countries (including Turkey) to sell in the targeted countries through the HepsiGlobal platform. HepsiGlobal will primarily utilize our access to the vast number of product categories where Turkey has a competitive advantage, such as apparel, fashion, home textile, accessories, kitchenware, small domestic appliances and will establish exclusive partnerships with global players for logistics solutions.

In addition, we acquired a travel agency license in February 2021 and have launched online airline tickets services through HepsiFly. HepsiFly is designed to provide our customers with an option to buy airline tickets with competitive prices. We aim to further develop HepsiFly by providing our customers with other travel products, such as bus tickets.

Our Business

We operate on a hybrid business model which combines 3P and 1P models. Our core business, sales of products on our online platform, is primarily run on the “3P” or “third-party” model marketplace (the “Marketplace”) that we launched in late 2015 (see “—Marketplace”). Alongside the Marketplace, we list and sell products on our platform where “Hepsiburada” is the seller also known as a “1P” or “first party” model, where suppliers (vendors) directly sell products to us on a wholesale basis, and we then store and sell such products to customers (“Direct Sales”) (see “—Direct Sales”). For the year ended December 31, 2021, we generated TRY 26.2 billion GMV of which 3P accounted for approximately 68% of our GMV. For the year ended December 31, 2021, we generated a total of TRY 7.6 billion in revenue, up from TRY 6.4 billion and TRY 1.2 billion for the years ended December 31, 2020 and 2019, respectively.  Of our total revenues for the year ended December 31, 2021, TRY 6.1 billion (81.2% of total revenue) were derived from Direct Sales, TRY 601 million (8.0% of total revenue) from Marketplace sales, TRY 740 million (9.8% of total revenue) from delivery services and TRY 82 million (1.1% of total revenue) from other services, compared to TRY 5.3 billion and TRY 2.0 billion from Direct Sales, TRY 603 million and TRY 350 million from Marketplace sales, TRY 446 and TRY 176 million from delivery services and TRY 25 million and TRY 29 million from other services, in the years ended December 31 2020 and 2019, respectively.

We believe we are one of the leading commerce platforms in Turkey, with 99% aided brand awareness in 2021 (source: FutureBright Research Brand Health Report). Through our website and shopping app, as of December 31, 2021, we brought together 41.8 million members, 11.3 million Active Customers and approximately 75 thousand Active Merchants. In 2021, we had over 246 million average monthly visits and as of December 31, 2021, offered a wide selection of over 90.3 million SKUs across 32 different product categories, combining 1P and 3P models. This is all enabled by our logistics network, which is one of the largest, fastest and most reliable in Turkey supported by in-house last-mile delivery capabilities and a platform built on proprietary technology.

Marketplace

Overview

Our Marketplace enables us to connect users seeking to buy products with merchants offering a wide assortment of products. In our Marketplace, merchants who register on our online platform set up their own stores, list and sell their products. As of December 31, 2021, we had approximately 75 thousand Active Merchants operating in our Marketplace. As of December 31, 2021, 2020 and 2019, our Marketplace represented approximately 68%, 59% and 66% of our total GMV, respectively.

In our Marketplace operations, merchants remain the owners of the products that they list on our platform and are responsible for pricing and managing their inventory and sales and other activities. This model allows us to dedicate our resources to enrich our platform, enhance customer experience, increase customer lifecycle through customer relationship management activities and improve our logistics infrastructure capacity towards providing high quality fulfillment and delivery services to a larger number of merchants and managing our Direct Sales business, for which we maintain inventory and manage the geographical reach and customer experience for key product categories.

Merchants

We classify legal entities setting up their own stores, listing their products and selling through our marketplace platform as merchants, and further classify them as Active Merchants as described above. As of December 31, 2021, 2020 and 2019 we had approximately 75 thousand, 45 thousand and 21 thousand Active Merchants, respectively. As of December 31, 2021, of our approximately 75 thousand Active Merchants, approximately 71 thousand were small and medium enterprises (“SMEs”) and the remaining approximately 4 thousand Active Merchants were key account merchants. Key account merchants enable us to provide products from top brands at high volumes and quality, while SMEs provide us with product assortment and variety.

Under our merchant agreements, we collect payment from customers on behalf of our merchants, which is then payable by us to our merchants after deducting relevant commissions, fees and other charges within a certain period (21 days, on average as of December 31, 2021). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Merchants may also elect to finance the amount payable by using our supplier and merchant financing services to receive payment in a shorter timeframe. See “—Supplier and Merchant Financing.”

Legal entities seeking to set up a storefront in our Marketplace are required to follow a registration process that can be completed directly on our online platform (see “—Merchant Portal”) with their official legal documents. Becoming a merchant on our Marketplace is designed to be as straightforward as possible, without compromising our security and know-your-customer procedures, or our standard terms and conditions typically applicable to our merchants. Once the merchant’s application process is complete and approved, it can immediately start listing its products on our platform. Our typical engagements with merchants, subject to our standard terms and conditions of the engagement, are for indefinite periods. We may unilaterally terminate the agreement without cause or compensation with 15-days’ notice. Our merchants may terminate the agreement with 15 days’ notice in the event that Hepsiburada amends the terms and conditions of the agreement unilaterally. However, there is no obligation for a merchant to actually offer and sell products using our platform. Our typical agreements include customary representations and warranties from our merchants. From time to time in the ordinary course of our operations, we may negotiate deviations from, or we may enter into addendums to, our standard agreements with merchants that expand on or amend our standard terms and conditions.

We may unilaterally suspend a merchant’s account under certain circumstances, including when the merchant’s service quality (based on customer feedback and delivery performance) has fallen to a level that we determine warrants suspension, the merchant is in default in respect of its payments to us, or their product listings are found to be misleading or inaccurate. We detect misleading or inaccurate listings through our periodic reviews or receipt of complaints from our customers or trademark/brand owners, as well as through review requests from official authorities. We also examine and evaluate any claims that a merchant is engaged in unlawful or illegal activity or has posted unlawful or illegal content. If it appears that there has been a violation of law or our terms of services we stop the sale and remove the unlawful content or goods and services from our platform. We also have the right to immediately terminate our agreement with any merchant without giving any notice in case of any breach of our terms of services, including infringements of third-party intellectual property rights and the sale of counterfeit products.

In our Marketplace, each merchant is individually rated, based on an algorithm combining customer feedback, timely dispatch of products sold, and fulfillment of the merchant’s obligations towards us. Each merchant’s ratings are displayed publicly along with the products they list. In addition, the merchant’s individual store can be viewed and all products listed by such merchant can be separately viewed by our users and customers, along with the complete tradename, Turkish central commercial registration system (MERSİS) number and the city where their headquarters are located.

We have taken steps to support women entrepreneurs in our Marketplace since 2017, and followed separate procedures, our Technology Empowerment for Women Entrepreneurs program, for legal entities with 51% or more ownership held by women to incentivize and promote participation and success. These incentives include, among others, (i) free online trainings, (ii) free studio shoots for marketing materials, and (iii) discounted rates, digital advertisement support and banner placement on our platform. Since the launch of our Technology Empowerment for Women Entrepreneurs program, we have reached 28,781 woman entrepreneurs from all across Turkey (as of December 31, 2021) enabling more than 23,000 entities within the program to make sales through our platform. As of December 31, 2021, more than 24 million products had been listed on our platform within this program. Our Technology Empowerment for Women Entrepreneurs program has been awarded two national (Felis Media Cat 2020 Social Responsibility Award; “Women Empowerment” category winner in Sustainable Business Awards 2021) and six international awards (U.K. Communicate Magazine’s “Gold Award” within the “Best Execution” category, Global Business Excellence Awards winner of 2021, Communitas Awards, Excellence of Community Service Winner of 2021 & Global Communitas Awards Excellence in Corporate Social Responsibility in Women Empowerment 2021, The Stevies Award PR Campaign of the Year: Covid 19 Related Information in ‘The International Business’, The Stevies Award PR Campaign of the Year: Covid 19 Related Information in ‘For Women in Business’). In August 2021, we launched the ‘Women Entrepreneurs Breaking Financial Difficulties’ Project to facilitate easier access to funding alternatives for women entrepreneurs in collaboration with seven major banks in Turkey.

We also support our merchants that are non-governmental organizations (NGOs) with incentives including free shipping and a 75% commission discount indefinitely.  As of December 31, 2021, we supported forty of these NGOs.

In addition to our highly-attractive online platform, Marketplace merchants benefit from our “integrated ecosystem”, which provides the merchants with a wide range of value-added services, namely,

(i)	supplier and merchant financing options, see “—Supplier and Merchant Financing”;

(ii)	advanced targeting and onsite advertisement solutions (i.e., HepsiAd), see “—Strategic Assets—HepsiAd”;
(iii)	economical and seamless last-mile delivery (i.e., HepsiJet), see “—Strategic Assets—HepsiJet”; and
(iv)	fulfillment solutions (i.e., HepsiLojistik), see “—Strategic Assets—HepsiLojistik.”

In addition, merchants in our Marketplace have access to our “Merchant Portal,” which offers automated campaign management, a merchant support center, business intelligence and support, proprietary merchant store management, and online courses features as well as our merchant-specific application, HepsiPartner. See “—Merchant Portal”.

Merchant Portal

Our merchant portal is an interface through which our merchants control their listings and pricings, manage orders and sales, manage campaigns, track receivables, and benefit from online training courses on how to use our platform and increase their e-commerce sales (through our training portal, HepsiAkademi). During 2021, over 68 thousand training sessions were completed at HepsiAkademi and we believe those training programs were instrumental in accelerating the integration of our merchants to our platform. Our merchant portal is designed to provide our merchants with a fast and efficient tool to manage their operations on our Marketplace to ensure an improved merchant experience and promote a highly engaged merchant base.

In line with our strategy to maximize our merchants’ success on our platform, we continued to introduce and advance our toolsets and solutions for them. The deployment of our new merchant app, HepsiPartner in November 2021, has enabled merchants to operate more efficiently and has enhanced our interaction with them. Through HepsiPartner, our merchants can view their transaction summary, handle inventory management, respond to customer questions, review their financial summary, connect to customer services and access our training portal.

Direct Sales

We began our operations with 1P model Direct Sales in 2000. As of December 31, 2021, 2020 and 2019, Direct Sales represented 32%, 41% and 34% of our total GMV, respectively.

For our Direct Sales business, we purchase, and usually hold, inventory for a selection of products in our fulfillment centers or suppliers’ warehouses to be sold directly to customers. We have dedicated sales teams that identify and track demand for products in each product category on our platform. As our platform offers a competitive market for products, the same products may be sold by us on a Direct Sales basis and by our merchants on the Marketplace at the same time on a single catalogue (Buy Box) basis. Our single catalogue operates on an impartial basis and it ranks both Hepsiburada (as a merchant) and third-party merchants using the same criteria.

We source products in bulk and aim to leverage our bargaining power as a leading and trustworthy Turkish e-commerce platform to obtain competitive prices. We purchase inventory for our Direct Sales with one of three general types of payment terms: a purchase basis, consignment basis or “sell and pay” (i.e., similar to the consignment basis but with payment due within 15 to 90 days after the inventory is sold) basis. Generally, we pay for inventory purchased on a purchase basis within a period of time after the inventory arrives at our fulfillment centers. We pay for inventory purchased on a consignment basis or “sell and pay” basis only after the products have been sold on our platform. The acquisition of inventory on a consignment or “sell and pay” basis allows us to use the proceeds of the sale of products to pay for the inventory of the products. Having a mix of the purchase basis, consignment basis and “sell and pay” basis for acquiring inventory gives us additional financial headroom for better cash management. In our online platform, Hepsiburada appears as the merchant for products sold via Direct Sales.

We generally engage cargo companies in Turkey to provide long-haul transportation of products between our seven fulfillment centers and our 14 sorting (transfer) hubs on an annual basis, which is renewable for further periods. Like all products sold through our Marketplace, products sold through Direct Sales are fulfilled at our fulfillment centers or suppliers’ warehouses and channeled to the relevant sorting hubs. From our seven fulfillment centers, parcels are delivered to customers through our various last-mile delivery channels (i.e., HepsiJet and other cargo firms).

Direct Sales Pricing Strategy

We aim to provide our customers with a strong value proposition by offering products at competitive prices on our platform. We track available pricing information to level our prices for products sold through Direct Sales, against the most competitive prices offered for the same or similar products that can be found in the wider Turkish e-commerce market. We also leverage our direct business relationship with our suppliers to ensure our competitive pricing.

Suppliers

In our Direct Sales business, we benefit from long-lasting relationships (i.e., more than three years of business relationship with approximately 75% of our suppliers as of December 31, 2021) that we have built with a wide range of our suppliers, who are either owners or distributors of global and local brands. We source directly from owners or licencees of these brands. These relationships enable us to offer a differentiated selection of products, including private label and exclusive products. We make strategic procurements based on seasonality and competition. In addition, we enjoy direct procurement from key brands such as Apple, Casper, Oppo, Tefal, Rowenta, Eczacıbaşı, Spigen, Delta, Ülker Group, Phillips, Vestel, both for new launches and existing products, enabling us to offer high-demand products through our Direct Sales simultaneously with the original equipment manufacturers as well as the ability to partner to offer value-added services, such as trade-in options for Apple and Samsung products, among others, delivery by appointment for Vestel products and chat support from live agents from over 40 well-known brands, including Colgate-Palmolive, Apple and L’Oréal.

In our Direct Sales business, we aim to maintain a cash generating and profitable inventory of products and use forecasting tools to ensure efficient demand planning.

Supplier and Merchant Financing

We facilitate financing to our merchants (in the case of Marketplace) and suppliers (in the case of Direct Sales) enabling them to optimize their cash flow management. Through our supplier and merchant financing service, merchants and suppliers can collect their receivables on a discounted basis (i.e., reduced to account for commission and interest relating to the service) at a date earlier than their original collection date. To enable this, the suppliers and merchants use our service to access and collect funds equivalent to their receivables (with a discount subtracted), either from us, in which case we coordinate with our partner banks to borrow short-term financing, or directly from one of our partner banks under outstanding lines of credit. Concomitantly, our platform submits the respective suppliers’ or merchants’ invoices to the relevant bank as evidence of receivables. Until the due dates of the supplier/merchant receivables, we either incur a short-term borrowing liability or a trade payable, depending on whether we borrow funds on the supplier’s or merchant’s behalf or such supplier or merchant borrows directly from one of our partner banks, respectively. We then repay the principal amount pertaining to the short-term financing on their original collection date. We generate commission income from merchant and supplier financing transactions. Such commission is embedded in the interest rate that is charged by the bank to the relevant suppliers and/or the merchants. We receive our commission based on the amount of the loan from the banks once the loan is drawn by our suppliers or merchants.

The phases of merchant financing are illustrated in the graphics below.

For the years ended December 31, 2021, 2020 and 2019, total financing volume of merchant and supplier financing amounted to TRY 1,837 million, TRY 1,349 million and TRY 236 million, each on a revolving basis.

Product Assortment

We offer a wide assortment of products on our platform and intend to continue expanding our catalog to strengthen our position as a one-stop shop for all of our customers’ shopping needs. We organize the listings in our Marketplace in what we believe is an intuitive and easy-to-use directory that facilitates browsing and viewing of listings.

For our Direct Sales, our commercial team decides on the content of the Direct Sales inventory based on certain strategic and financial criteria including profitability, ease of procurement, competitiveness, as well as operational capability.

As of December 31, 2021, there were over 90.3 million SKUs across 32 different product categories grouped under seven major domains on our platform. We categorize our GMV by domains. In 2021, we made a number of changes to the reporting of some of these categories, namely: a) mother and baby products have been reclassified under Books and Hobbies; b) consumer electronics has been split into two categories: TV remains under Appliances and non-TV items have been reclassified under Books and Hobbies; c) home improvement has been reclassified under Technology; and d) tablets have been reclassified under Technology. As of the date of this annual report, listings on our platform cover the following selection domains:

●	Mobile: This domain includes mobile phones.
●	Supermarket: This domain includes fast moving consumer goods (FMCG), health and beauty, pet shop, and cosmetics.
●	Appliances: This domain includes consumer electronics (TV), major domestic appliances (MDA) and small domestic appliances (SDA).
●	Home and Garden: This domain includes home textile, furniture, kitchenware, and more.

●	Technology: This domain includes computers, camera, PC and automobile accessories and parts, tablets, and home improvement products.
●	Fashion and Lifestyle: This domain includes apparel, shoes and bags, outdoor wear, sports equipment and watches, accessories, sunglasses, and jewelry.
●	Books and Hobbies: This domain includes books, toys, stationery, consumer electronics and mobile devices accessories, consumer electronics (non-TV) gaming consoles, games and mother and baby products more.

The following table sets forth our GMV breakdown by product domain for the year ended December 31, 2021:

	GMV
	(TRY billion)	% to total
Mobile	6.1	23
Appliances	5.0	19
Technology	4.7	18
Books and Hobbies	2.7	10
Supermarket	2.6	10
Home and Garden	2.6	10
Fashion and Lifestyle	2.0	8
HepsiExpress, HepsiGlobal and HepsiFly	0.5	2
Total	26.2	100

Single Catalogue (Buy Box)

To provide our customers with the best possible quality and value for their money, we established a “Single Catalogue” system for our platform where we list and rank all merchants (including Hepsiburada in relation to its Direct Sales business) in the Buy Box. Our Buy Box ranking criteria comprise the sales price of the product, difference between the price of the same product with the lowest price, estimated and actual dispatch time, sales performance based on volume and merchant rating based on customer satisfaction score, cancellation performance (by merchant), merchant’s dispatch performance and customer service feedback from customers.

Our customers have easy access to the Buy Box section, which is located on the right hand side of each product’s own page. When a customer proceeds to buy the product through this section, the merchant which is highest ranked by an algorithm at that time will appear as the first choice seller.

Customers

We define all persons accessing our online platform (either through our website or mobile application) as users. Users are able to view all the content of our online platform and buy products without the need to register. If users choose to register, we define such registered users as members. We classify users (either registered or unregistered) who purchased an item on our Marketplace or through Direct Sales within the 12-month period preceding the relevant date, as Active Customers.

As of December 31, 2021, 2020 and 2019 we had approximately 41.8 million, 33 million and 25.1 million members, respectively, and had 11.3 million, 9 million and 6.5 million Active Customers for each respective period.

For December 2021, we had an NPS, an index ranging from (100) to 100 that measures the willingness of customers to recommend a company’s products or services to others, of 68 (according to the results of the market research conducted by FutureBright, a local research company, on behalf of Hepsiburada). Our NPS score was the highest in the Turkish e-commerce space, evidencing strong customer satisfaction on our platform.

Loyalty Club

In August 2020, we launched our Loyalty Club. As of December 31, 2021, we had more than 291 thousand Active Customers admitted to our Loyalty Club since its launch. The purpose of our Loyalty Club is to promote sustainable and recurring revenue, by increasing the frequency of purchases of our customers. In 2021, members of our Loyalty Club shopped approximately 2.6 times more frequently on a monthly basis on average compared to our non-Loyalty Club customers.

As of December 31, 2021, customers whose purchases (i) exceed TRY 2,000 within the last 90 days (except the last 15 days) and (ii) consist of at least 20 products are automatically admitted to the Loyalty Club free-of-charge. Loyalty Club members are enrolled in the program for 90 days and existing Loyalty Club members who wish to retain their memberships must fulfil these conditions on an ongoing basis. Admission criteria parameters could change as the Loyalty Club program evolves.

Our Loyalty Club benefits include, free delivery for orders exceeding TRY 25, free same day and next-day delivery, Loyalty Club specific campaigns and discounts and call center priority.

As at the date of this annual report, we are exploring how to further differentiate and scale our loyalty program by assessing and analyzing new program models.

Growth-Engine

We developed our own "growth-engine" in-house, which is a personalized customer marketing and growth infrastructure, that makes it possible for us to reach our target audience with customer-specific campaigns and customized messages. It is fully integrated into all of the Company’s communication channels, allowing customers to receive the most suitable offers according to their propensities via sms, push notification or e-mail. It is an efficiency focused, machine learning driven, user centric personalization tool. Our growth-engine uses machine-learning models such as lifetime value (“LTV”) prediction, micro and macro segmentations, category, brand or product recommendations developed by our data science team to understand each customer and engage with each customer in a personalized way. The growth engine constantly tracks and evaluates every campaign against a control group to determine the incremental return it provides and to increase efficiency through optimization. With the help of the advanced prediction and segmentation models and abilities of the engine, we created automated, measurable, ever-growing customer campaign and communication pipelines with relevant, well-timed and tailor-made offers.

Customer Payment Methods

Customers can pay for their purchases by credit card, debit card, wire-money-transfer, instant money-transfer (enabling transfers through the interfaces of selected banks), digital wallets of selected banks, and Google Pay (for customers using apps on their Android-based mobile phones). Customers purchasing with credit cards are able to pay in installments depending on the bank issuing their credit cards. In addition, customers are able to pay via multiple credit cards in case their credit limits are insufficient to place an order with a single credit card.

We also facilitate online consumer loans to our customers, where we act as the intermediary between leading Turkish banks that we have agreements with and the customers. We have agreements with major Turkish banks to act as an intermediary between our customers and such banks. Using this facility, customers instantly apply for consumer loans on our payment screen and once the bank approves lending, an amount equal to the purchase price of the relevant product is transferred to our accounts and our customers’ orders are placed. This method is available only for baskets between TRY 250 and TRY 50,000 and up to a maturity of 36 months. We receive commission based on the amount of the loan from the banks once the loan is drawn by our customers. During 2021, approximately 68 thousand customers benefitted from consumer loans that we facilitated.

To offer a wider range of payment options for our customers, we launched Hepsipay Cüzdanım (Hepsipay Wallet) as an embedded wallet in June 2021 and Hepsipay Wallet has become another payment method for Hepsiburada cash sales.

Platform

Our online platform can be accessed via our website and our mobile applications providing our users constant real time access to our unified catalogue and tools at any time and in any place (except for HepsiExpress which is available only on mobile application). All of our access channels offer the same listings ensuring a consistent offering and user experience.

Our users can browse and search within our catalogue and retrieve specific listings without having to register for an account. We aim to offer our users a simple and precise searching and browsing experience. Our users are able to access a product’s details by (i) browsing from the content categories menu placed on top of the main page or the opening screen in mobile applications and then refining the search with further filtering options, (ii) conducting text searches in the header menu, (iii) conducting detailed searches within each category, (iv) scanning the specific barcode of the product through our mobile application, (v) taking and/or uploading a picture of the product through our mobile application, and (vi) using speech-to-text feature to search products on our mobile app. In 2021, we received approximately 825 thousand distinct queries on our search engine on a daily average basis.

For the years ended December 31, 2021, 2020 and 2019, we received 89%, 86% and 83%, respectively, of total user traffic through mobile access channels (mobile application and mobile website) with the remainder through the desktop website.

We have teams of IT engineers (developers, testers and architects), designers, data analysts and product managers who are dedicated to enhancing the shopping experience. Our data science and machine learning teams embedded across product function teams analyze the data to identify trends in shopping patterns to tailor the shopping experience on our platform and make more relevant product recommendations. This, in turn, facilitates enhanced shopping experiences on our platform.

Website

Our online platform is designed to be accessed through web browsers on desktops, feature phones (phones with basic internet capabilities), smartphones and tablet computers, to provide a smooth user experience, with listings grouped in clear content categories and subcategories.

Below is a screenshot illustrating our website experience in 2022 at www.hepsiburada.com.

Mobile Channels

In 2011, along with our custom mobile website, we launched our iOS application and Android application. In anticipation of mobile access channels gaining popularity and surpassing our web platform in terms of traffic and page views, we established dedicated in-house teams for mobile application development in 2014. We released our first in-house developed mobile applications in 2014, and since then our internal mobile application teams have developed and released all application versions in both iOS and Android platforms. We have enjoyed significant growth in our mobile traffic over the past several years.

In 2021, 89% of all sessions originated from mobile channels (i.e., mobile application and mobile website). For the years ended December 2021, 2020 and 2019 our mobile applications were downloaded 40.8 million, 22.4 million and 9.1 million times, respectively and we were recognized by App Annie as the number 1 application among “Turkey Top 10 Headquartered Non-Gaming Apps” in the third quarter of 2021 by monthly average users (rankings are based on App Annie intelligence estimates and calculations).

Below are screenshots from Hepsiburada and HepsiExpress main pages on our iOS application:

Pricing

In our Direct Sales business, we charge to our customers the purchase value of the goods, which we define as “sales of goods” revenues. In addition, we charge our Direct Sales customers for delivery services, which we define as “charges for delivery services.”

In our Marketplace, we do not charge merchants for setting up an online storefront on our Marketplace, but receive a Marketplace commission and transaction fee if the merchants’ sales are successful and depending on the type of service we provide. In addition, we charge our Marketplace customers for delivery services, which we also define as “charges for delivery services.”

We also generate revenues from other services including advertisement and fulfillment services and define them as “other services revenues.” Specifically, for services provided under the HepsiLojistik model, we also charge merchants fees related to the storage and handling of products.

See Item 5. “Operating and Financial Review and Prospects—Components of our Results of Operations—Revenue.”

Order Fulfillment

The fulfillment process includes accepting goods, picking and storing products, consolidating them into batches and packing them into parcels for delivery as well as return operations. We operate on the basis of three fulfillment models, namely,

(i)	fulfilled-by-merchant (“FBM”) model, where merchants perform fulfillment by their own means (only applicable to our 3P-based Marketplace operations);
(ii)

fulfilled-by-Hepsiburada (the “HepsiLojistik model”), where we, in case of 1P-based Direct Sales, or merchants, in case of 3P-based Marketplace operations, perform fulfillment through HepsiLojistik, using our logistics infrastructure; and

(iii)

drop-shipping (the “Drop-shipping model”), where we accept customer orders in our 1P-based Direct Sales and transfer orders to our suppliers, who in turn perform fulfillment by their own means (only applicable to 1P-based Direct Sales operations).

Accordingly, our Marketplace operations use either the HepsiLojistik model or FBM model and our Direct Sales operations use either the HepsiLojistik model or Drop-shipping model.

In our Marketplace operations, our FBM and HepsiLojistik models provide our merchants with the flexibility to choose a fulfillment and delivery method that best suits their business. With our FBM model, a merchant’s products are listed on our Marketplace but are stored and fulfilled at the merchant’s own warehouse facilities. Upon purchase, the parcel is transferred to the appropriate delivery channel, and either we carry out the “last-mile” delivery of the parcel to the customer or the merchant procures logistics services through third-party Turkish cargo companies.

We launched the HepsiLojistik model in late 2020 and continue to steadily on-board merchants into this model. Through the HepsiLojistik model, we provide fulfillment services on behalf of merchants through our fulfillment and logistics infrastructure, using our seven fulfillment centers across Turkey which provide 24/7 fulfillment operations capability. See “—Strategic Assets — HepsiLojistik.”

Our HepsiLojistik model is typically preferred by merchants who do not have their own storage facilities or who are seeking a higher service level at competitive prices or do not want to fulfill orders by themselves. With our HepsiLojistik model, merchants deliver their products to one or more of our fulfillment centers to be stored and, after a customer orders a merchant’s product, we manage the packaging of the product into a parcel and the delivery of the parcel to the customer through either HepsiJet or other cargo companies. In our HepsiLojistik model, merchants are not under an obligation to commit a certain amount of inventory to us and customers are able to purchase through our platform or from the merchants’ own website or other online platforms where merchants have stores. In addition, merchants making sales through other e-commerce platforms are able to fulfill such orders through our HepsiLojistik services. We only charge the merchants for the fulfillment services that we provided. Our HepsiLojistik model provides merchants with the ability to fulfil orders in a faster, more reliable and cost-efficient manner and with increased quality standardization.

The phases of the FBM model and HepsiLojistik model are illustrated in the graphics below.

1. In case merchant has store on our platform

Both in our FBM model and HepsiLojistik model (excluding third parties using HepsiLojistik for their operations on other e-commerce platforms), throughout the entire order fulfillment process, from the moment the customer’s order is confirmed on our platform to the time the parcel arrives at its destination, our customer support team manages customer requests and inquiries relating to their orders, along with aftersales services.

Delivery

We offer our customers a comprehensive selection of delivery options, including:

(i)

standard delivery by (a) our last-mile services (through HepsiJet) see “— Strategic Assets — HepsiJet”, which is generally within two calendar days (and on the same-day in metropolitan areas), or (b) through other cargo companies;

(ii)

same day/next day scheduled delivery through HepsiJet, where our customers (except for Loyalty Club members) pay additional delivery fees and schedule delivery for the same day or next day (in the case of FBM), the merchant must be a member to our HepsiJet services); and

(iii)	collection from our offline network of pick-up and drop-off (PUDO) points for customers (through HepsiMat), see “—Strategic Assets—HepsiMat”.

We also offer scheduled return pickup services from the customer’s address across the country at no additional fee (subject to certain exceptions) by HepsiJet, a differentiating service for our customers to facilitate returns. To our knowledge, we are the only e-commerce business that offers this service in Turkey. With this service, we were awarded with the Golden Stevie at the International Business Awards in the “Best User Experience” category in October 2021.

We also offer two-man cargo handling service through HepsiJet, which we refer to as HepsiJet XL, addressing the need for high quality and reliable service in that segment. As of December 31, 2021, HepsiJet provided this service in 13 cities out of 81, which became available in all 81 cities as of February 2022. HepsiJet also offers scheduled return pick-up for such oversized products. HepsiJet’s two-man cargo handling service is highly appreciated by customers, evidenced by an approximately 98% customer satisfaction score in the fourth quarter of 2021 according to our internal reporting. We initially rolled out HepsiJet XL for our Direct Sales. We intend to expand HepsiJet XL to serve merchants on our platform, which is expected to contribute further to customer satisfaction given its service quality and easy return option.

For the years ended December 31, 2021 2020 and 2019 we, as Hepsiburada, delivered approximately 74 million, 62 million and 37 million packages, respectively. This represented a year-to-year increase of 21% from 2020 to 2021 and 67% from 2019 to 2020.

The delivery fee charged to a customer depends on the delivery method, product volume and transaction amount. As of December 31, 2021, delivery fees were waived for orders above TRY 100 (except mobile phones, tablets and computer products) for non-Loyalty Club customers and above TRY 25 for Loyalty Club members. See “— Loyalty Club.”

Marketing

We have dedicated marketing teams that cover our advertising and marketing needs across all product categories and channels. Our marketing is designed to explicitly address brand marketing, growth and data, commercial marketing and influencer marketing functions across teams. Accordingly, our key marketing functions include the following:

(i)	Brand marketing: Our brand marketing capabilities include our efforts across marketing communications, corporate communications, PR, in-house creative production and an agency network.
(ii)

Growth and data marketing: We benefit from our centralized data science and growth units which help us constantly improve customer experience and growth decisions. Our growth and data capabilities include performance and mobile growth marketing, data and analytics, user experience, loyalty and lifecycle marketing.

(iii)

Commercial marketing: Our commercial marketing capabilities are deeply integrated into daily sales operations and include campaign management, trade marketing and influencer marketing efforts. Our sales team comprises individual units each dedicated to specific product categories and operate on tailored incentive programs based on key performance indicators driving growth.

(iv)

Influencer marketing:  We work with more than three thousand influencers under a revenue share model where our influencers generate commission income based on our sales generated through them. We also make use of a “social commerce” model through various campaigns. For example, in 2021, we launched the “share your favorites/shopping list and win cash back” campaign, through which any of our platform members could share their own list of favorite items to earn cash points if other customers purchased products through their lists. Cash points could be redeemed on our platform to pay for items in lieu of cash.

We allocate a majority of our marketing budget to online marketing channels. For the year ended December 31, 2021, approximately 76% of our marketing budget was allocated to online marketing channels (e.g., website advertisements), the remainder being allocated to offline marketing channels (e.g., billboards).

Seasonality

For a discussion of the impact of seasonality on our business see Item 5. “Operating and Financial Review and Prospects—Key Factors Affecting our Financial Condition and Results of Operations—Seasonality.”

Strategic Assets

In addition to our core business comprising Marketplace and Direct Sales, we offer value-added services to our customers and merchants. We consider these services our “strategic assets”.

HepsiExpress

HepsiExpress is an app-in-app initiative and on-demand delivery service focusing on delivering everyday needs for our customers with instant (within one hour) and slotted delivery models.

HepsiExpress serves as a one-stop shop for daily needs of our customers. HepsiExpress verticals include (i) groceries from major nationwide retail grocery chains, local independent stores and our Direct Sales for relevant products (ii) water delivery from Turkey’s major bottled water companies and (iii) flower delivery through flower and gift shop networks in Turkey (each of which we refer to as a “partner”).

For its partners, HepsiExpress provides a unified delivery marketplace platform, through three different service models. A summary of such service models by vertical are as follows:

(i)Groceries: We offer three different service models for our partners including a) HepsiExpress through its platform acts only as an intermediary and is not involved in any kind of operations except customer interaction (i.e., picking and delivery are done by the partner), b) Picking is done by the partner and HepsiExpress is responsible for delivery operations and c) HepsiExpress conducts the picking and delivery operations through its own resources.

(ii)Water delivery: HepsiExpress only acts as an intermediary between partners and customers and is not involved in any kind of operations except for customer interaction.

(ii)Flower delivery: HepsiExpress only acts as intermediary between partner and customer and is not involved in any kind of operations except for customer interaction.

As of December 31, 2021, HepsiExpress was available in 54 cities throughout Turkey covering a population of over 70 million. As of the same date, we had over 60 business partners from both leading national and regional retailers across roughly 2,100 stores.

HepsiExpress remains focused on enhancing the end-to end customer experience and excelling in the customer journey by maintaining our perfect order ratio performance (measured as the number of orders delivered on time, in full and with no return request to the total number of orders of HepsiExpress) which was around 70% in the fourth quarter of 2021. Starting in early 2022, HepsiExpress has been in the process of optimizing its service models in groceries where its partners execute most of the picking and delivery operations. This has resulted in minimal dependency on our own delivery resources, helping us reach a cost-effective balance between acting as an intermediary versus delivering through our own resources. We will continue to seek to better achieve the value proposition of verticals and explore different service models in this business on an ongoing basis with the target of achieving more sustainable business model in the long term.

HepsiJet

See “Logistics Infrastructure — Last-mile Delivery.”

HepsiLojistik

We believe fulfillment-as-a-service is one of our key assets and a strong proposition to strategic merchants. We launched HepsiLojistik in 2020 and we provided fulfillment services to 191 companies as of December 31, 2021. While expanding our merchant base, we also aim to expand our fulfillment service to offer fulfillment in almost every product category. See “Logistics Infrastructure”.

HepsiMat

As part of our delivery services, we established a network of customer collection points from which our customers are able to pick-up their purchases. As of December 2021, we have 2,690 HepsiMat points located in 49 cities, including the largest cities in Turkey. Our HepsiMat points are generally located in small local businesses, which provide additional income for these establishments, prominent shopping centers and gas stations.

These collection points are Hepsiburada branded, and are available as long as the local business, shopping center and gas station where such points are located are open for business.

HepsiAd

We offer advertisement services and technologies through banners, rich content, search monetization and 1st party data targeting options placed on our main page and certain sub-sections of our online platform and application with high traffic for our merchants and strategic partners seeking to place advertisements. We also have an Adtech solution which we partnered with Google to create using their Ad infrastructure (DV360 – DSP product) to utilize Hepsiburada’s 1st party cookie data to create collaborative campaigns with brands to maximize their efficiency and new customer approach. To provide an enhanced advertisement offering to our merchants, we are developing our HepsiAd service as an advertisement platform with search monetization capabilities and Facebook Performance Ads (which it calls MPA – Managed Partner Ads) for our merchants on our HepsiPartner platform. We launched five products in 2021 and HepsiAd operated as an integrated function of our core business also through the HepsiPartner Portal, providing our strategic partners and merchants with control over their advertisement expenditure with advanced targeting and reporting capabilities.

Our priorities for HepsiAd in 2022 include expanding merchants ads on search monetization and social media platforms (i.e., advertisements within the Hepsiburada platform to users of our app, desktop site or mobile site) and offsite (i.e., advertisements relayed by external digital advertising platforms) advertising and brand onsite and offsite display features, as well as providing a reporting dashboard analytics and insights offering for merchants and data sharing and monetization abilities for brand partners.

Hepsipay

Hepsipay acquired its license as an e-money and payment services provider in Turkey on February 20, 2016 and was the sole e-commerce platform holding such license as of December 31, 2021 (according to the Central Bank’s list of such providers). Hepsipay’s growth is managed by a dedicated commercial and technology team within Hepsiburada.

We launched Hepsipay Wallet in June 2021 as an embedded wallet that enables payments on our platform. Hepsipay Wallet offers customers innovative payment solutions and services such as one-click check-out, multi-credit card payment, store credit, charge to billing and secure payments. Consumers also can receive cashback from purchases on our platform when promotional campaigns are run. Since its debut, Hepsipay Wallet has continued its rapid penetration within our platform, recording 5.2 million Hepsipay Wallet customers (representing those users who have opened their wallet account by giving the required consent to Hepsipay) as of December 31, 2021. Hepsipay entered an agreement with Turkcell in November 2021 to launch an alternative top-up channel; i.e. customers are able to shop on our platform without a credit or debit card by topping up Hepsipay Wallet via their mobile phone invoices (up to a certain limit each month). Additionally, Hepsipay has established a partnership with the Istanbul Metropolitan Municipality's Istanbulkart to bring an e-commerce experience to a broader audience. Istanbulkart is a contactless prepaid card for public transportation payment with which the holders will be able to shop at Hepsiburada later in 2022.

In the first quarter of 2022, Hepsiburada launched the first end-to-end digital “Buy Now Pay Later” (“BNPL”) solution for e-commerce in the Turkish market. BNPL limits are defined based on the financial history of consumers based on their record at the Credit Bureau of Turkey and shopping track record at Hepsiburada. The early demand for this BNPL store credit product has been encouraging and our plan is to scale gradually and roll out new features in the remainder of 2022.

In February 2022, Hepsiburada began preparations to enter the consumer finance sector by acquiring a consumer finance company, Doruk Finansman. Once fully implemented, we expect to be able to offer our customers consumer financing solutions matching their needs, in addition to those offered by leading banks already available through our platform.

Hepsipay remains focused on developing new use cases linked with the Hepsipay Wallet as well as increasing its user base during 2022. By expanding its capabilities across online and off-platform, Hepsipay will continue to grow its payment volume and add value to the overall ecosystem.

HepsiGlobal

HepsiGlobal is designed as an international platform to enable cross-border sales operations and it is based on the Hepsiburada marketplace model. In 2021, we focused on reinforcing the inbound arm of the HepsiGlobal offering, where customers in Turkey are able to access international merchandise offered by a large merchant base located outside of Turkey through a platform in the Turkish language, operating in Turkish Lira and integrated with logistics partners for faster delivery.

With the increased number of international merchants actively selling on Hepsiburada, we aim to grow this business by enabling merchants in Turkey to make sales outside the country. As we replicate this model in those countries that we selected for expansion, through the HepsiGlobal platform, merchants from various countries (including Turkey) will be able to sell their products. We have already tapped the Azerbaijan market in 2022 and expansion to more markets is expected to follow later this year, either through HepsiGlobal or through integrations into other marketplaces.

With our HepsiGlobal offering, we aim to offer to our customers (i) long-tail selection (i.e., offer a large variety of hard-to-find items to many customers, each in small quantities, as opposed to focusing on bulk sales of popular items), (ii) faster delivery with 80% of orders placed in 2021 delivered in Turkey within 10 days, with a goal of further decreasing the delivery time, (iii) transparent order costs with customs and shipment fees disclosed to customers at the time of order, (iv) cheaper prices with higher quality, compared to substitute goods that are already available in Turkey (and possibly in other expansion markets) and (v) local customer service with multi-language customer and merchant support features.

HepsiFly

HepsiFly operates through a travel agency license granted in February 2021. HepsiFly offers airline tickets of major local and global airlines with competitive prices. As a future further development of this product, we are planning to provide our customers with other travel products such as bus tickets.

Logistics Infrastructure

Fulfillment Center Network

Our logistics infrastructure comprises a network of seven fulfillment centers across Turkey, including our Gebze fulfillment center which is one of the largest dedicated e-commerce operation centers in the region. Our fulfillment centers, including regional warehouses encompass a total area of more than 143 thousand square meters. As of December 31, 2021, we have fourteen transfer centers which are central to our infrastructure.

Our logistics infrastructure serves both our Marketplace and Direct Sales functions. By means of our HepsiLojistik model, we enabled merchants to benefit from our nationwide logistics infrastructure. For merchants selecting the HepsiLojistik model, we provide storage and fulfillment services. The fulfillment process involves the acceptance, storage, picking, consolidation and packaging of ordered products into parcels at our fulfillment centers. With our HepsiLojistik model, merchants deliver their products to one or more of our fulfillment centers to be stored and after a customer orders a merchant’s product, we manage the fulfillment of the product into a parcel. This is performed by our HepsiLojistik service. See “—Strategic Assets—HepsiLojistik.”

For the year ended December 31, 2021, our logistics infrastructure has enabled us to reach over 94% on time dispatch performance for orders coming from our Gebze fulfillment center. For the year ended December 31, 2021, we had 463 full time equivalent (“FTE”) employee (which is an employees’ scheduled hours divided by the employer’s hours for a full time workweek) including employees on our payroll as well as outsourced employees, on average (and 900 FTEs in the peak time), working in our fulfillment centers enabling 24/7 operations with fulfillment, shipment and same day, weekend and evening deliveries.

In 2021, our fulfillment centers enabled us to dispatch four times the volume of products at peak times (calculated as the ratio of products handled on Legendary Friday (which takes place in November) to the average daily number of products handled in 2021). Our fulfillment centers and the ability to quickly setup new temporary fulfillment centers for short periods enabled us to store more than 5.5 million items at peak times, as of November 2021, with storage at peak times of 1.4 times more than the usual number of items, based on peak volumes in November 2021 compared to the 2021 on average.

For additional information on our fulfillment center network see Item 4.D. “—Property, Plant and Equipment” below.

Last-mile Delivery

To complement our logistics infrastructure responsible for delivery and fulfillment, we also provide last- mile delivery services, which is the delivery of the products to their final destination from our fulfillment centers (for Direct Sales and Marketplace operations run on a HepsiLojistik model basis) or from our merchants’ warehouses (for Marketplace operations run on a FBM basis). We also serve external third parties (i.e., parties that are not merchants or customers) as a last-mile delivery service (which represented approximately 19% of the total volume handled by HepsiJet in 2021).

Our last-mile delivery service is based on an asset-light business model where we do not incur substantial capital expenditure but instead benefit from our cross-docks (parcel transfer centers) throughout Turkey and a crowd-sourced model where we subcontract carriers who use their own vehicles for this service. HepsiJet also subcontracts independent contractors to operate its business on a crowd-sourced basis. While HepsiJet does not employ such persons, it enables creation of new jobs for families and individuals who wish to join our operations, indirectly supporting the Turkish economy.

During 2021, HepsiJet continued its focus on increasing its geographical coverage, its Marketplace penetration and its average delivery time. Accordingly, as of December 31, 2021, HepsiJet operated in all 81 cities in Turkey with 165 cross-docks. For the year ended December 31, 2021, HepsiJet’s average penetration in Marketplace reached 43% from 16% in 2020. Furthermore, average delivery times for the years ended December 31, 2021, 2020 and 2019 were 2.0, 2.2 and 3.1 days respectively, as compared to the average delivery time of 2.1 days for 2021 among third-party last mile delivery services providers. As a result of these developments, HepsiJet recorded 89% on-time delivery performance in 2021.

For the same period, HepsiJet’s average penetration in Direct Sales was 81% and delivered approximately 79% of its orders from Direct Sales by the next day during 2021. Our 2,150 carriers (i.e., motorcycle and truck carriers) as of December 31, 2021 are independent contractors and we also subcontract additional carriers as necessary through several delivery services providers.

Through HepsiJet, we provide a return pick-up service at customer’s address by appointment across the country at no additional fee (subject to certain exceptions). HepsiJet also enables us to offer same-day and next-day delivery by appointment services for an extra delivery fee.

In 2021, HepsiJet launched a two-man cargo handling service, which we refer to as “HepsiJet XL”, addressing the need for high quality and reliable service in that segment. As of December 31, 2021, HepsiJet provided this service in 13 cities out of 81 and in all 81 cities as of February 2022. HepsiJet also offers scheduled return pick-up for such oversized products.

Technology

Organization and Culture

Our business has been driven by technology and data since its inception and we aim to leverage data and technology to provide the best experience to our users. Our engineering and technology teams focus on security, availability, scalability and performance of our technology infrastructure while preparing new product features across our website and mobile applications. Our technology department is essential to our ability to implement our strategy and maintain our leading position in the Turkish e-commerce market.

We have dedicated and aligned our technology teams across core product functions and features of our online platform, such as product catalogue, search, order management system, shipping, one click payment, and fulfillment center management system. Our technology team is a data driven and cross functional team comprising developers, testers, product owners working as a single team to maintain an “agile” technology culture with product mindset at the core of our business.

As part of our technology organization, we design functions by operation with a “fast delivery cycle” and “minimal viable product” mindset, meaning that we optimize our technology infrastructure with continuous improvements supported by data and user experience tests (i.e., A/B tests, also called split tests, which involve comparing two versions of a webpage or app to determine which one performs better).

As of December 31, 2021, we had approximately 750 employees dedicated to technology operations (approximately 600 of which are part of the “Hepsiburada technology” team and the remaining are part of the “Hepsiburada operations” team which partly comprises the HepsiJet technology team). In addition, as of the same date, we had more than 40 product function teams dedicated to a particular technology product. Our technology operations are directly supported by our two state-registered research and development centers in strong cooperation with Turkish universities, which position us as one of main destinations for top engineering and product talent.

Technology Infrastructure

We rely on two separate and synchronized data centers located in Istanbul and Koceli, Turkey which help ensure operational continuity. We own and operate the server hardware, network, storage devices and backup systems in both data centers. We employ redundancy architectures, outage procedures and data protection practices on all our technology systems which enabled us to reach 99.9% availability in 2021, 2020 and 2019. As part of our technology infrastructure, we established an incident management team that monitors, documents and addresses all incidents and alerts across the online platform on a 24/7 basis. In order to maintain capacity management flexibility, we have established access to cloud systems allowing us to utilize cloud services whenever extra capacity is needed. Within the last five years, we upgraded our technology infrastructure through our in-house product function teams to ensure high customer experience on our platform. For example, we replaced the search and navigation system with an in-house system, implemented a new recommendation engine, replaced our central order management system and improved customer checkout systems.

In connection with the operation of our data centers and backup systems we work directly with the two major internet service providers of Turkey. We receive data center service from Superonline İletişim Hizmetleri A.Ş. (“Turkcell Superonline”) and Türk Telekomünikasyon A.Ş. (“Türk Telekom”), who together provide over 80% of Turkey’s internet services. If services were to be disrupted with one of these two providers, we would rely on the other to continue our operations. We entered into a framework agreement with Turkcell Superonline dated May 24, 2021 under which we may from time to time contract for services, such as for necessary infrastructure and devices. We entered into a server hosting service agreement with Türk Telekom dated June 19, 2017 with an indefinite term that we may terminate at any time upon written notice to Türk Telekom.

Product

Our technology teams develop almost all key functions and features of our online platform with in-house capabilities. From time to time, such teams use selected third-party tools and technologies such as SAP (system application and products in data processing).

We design and build products with an emphasis on security, scalability and ability to provide uninterrupted services. We also develop new capabilities based on machine learning and in-house data algorithms with search, recommendation and demand forecasting features. We adopted various open source technologies and have invested in quality assurance, test automation, micro-services, micro-front end architecture, software development and delivery lifecycle improvements. To ensure quality of service, we perform extensive monitoring ranging from application-level metrics to operating system and hardware- level metrics subsequent to new product releases and bug fixes.

Our technology infrastructure’s ability to scale quickly and efficiently has been tested and showed strong performance in peak seasons such as Legendary Friday and unexpected demand shifts such as the COVID-19 pandemic, and provides sufficient scalability for us to direct fulfillment operations among our fulfillment centers in case of a disruption.

Cybersecurity

We have a dedicated Information Security department performing application security, cyber defense, security operations, data protection, network security, access security and governance risk compliance functions. Our cybersecurity team uses various technical means and procedures to protect our technology systems from cyber threats, such as perimeter protection tools, perimeter scanning, user rights restrictions on workstations, antivirus protection, software update controls, code review and anomaly detections. Our technology infrastructure is also protected from multilayered external denial-of-service attacks by malicious traffic filtering systems.

Our data processing operations are in compliance with the Turkish data privacy laws and are regularly screened to avoid or detect data leakages. The changes in the applicable regulatory regimes are constantly monitored to keep our data processing policies and procedures up to date.

We are the first on-site audited and PCI DSS (Payment Card Industry Data Security Standard) certified firm in the Turkish e-commerce market and we maintain the ISO 27001 (Information Security Management System) certificate. We have developed a multi-level data security framework and secure data with a mix of analytical processes and development tools. As of the date of this annual report, we have not experienced any material security incidents involving data held by us or our technology infrastructure.

Intellectual Property

Our intellectual property, including trademarks, is an important component of our business. We protect our intellectual property rights by relying on a combination of Turkish intellectual property laws and regulations in addition to contractual restrictions that protect our rights in our brands, technology, products and services. We enter into confidentiality and invention assignment agreements with our employees, and require other third parties with whom we do business to maintain the confidentiality of our proprietary information. In addition, we require all customers and merchants with access to our online platform to accept our terms and conditions, which contain specific provisions in connection with protection of intellectual property, and confidentiality. We seek to control access to, and distribution of, our proprietary information in a commercially reasonable manner.

We rely on our trademark to protect our brand name and logo, which is used on our online platform, internal and external communications, corporate identity and invoices. Our “hepsiburada” and “hepsiburada.com”, as well as our “hepsiglobal”, “hepsijet”, “hepsipay”, “hepsiexpress”, “hepsimat”, and “hepsifly” brands and logos are protected as registered trademarks with the Turkish Patent and Trademark Office (“TPTO”) under various classes and forms, and we own the “hepsiburada.com”, “hepsipay.com.tr”, “hepsipay.com”, “hepsijet.com.tr”, “hepsijet.com”, “hepsiexpress.com.tr”, “hepsiexpress.com”,” hepsifly.com.tr”, “hepsifly.com”, “hepsiglobal.com”, “hepsiglobal.com.tr”, and “hepsiad.com” domain names.

To protect our intellectual property rights, we register trademarks that have adjacent orthography or are related to our business operations. As of December 31, 2021, we had 224 registered trademarks with the TPTO (excluding our subsidiaries’ trademarks). In addition, our “Hepsiburada.com” trademark is registered with the TPTO as a well-known trademark providing us with enhanced protection in other business activity classes in Turkey. If we detect any breach of our intellectual property rights by third parties, in particular breaches related to our trademark, we actively seek to take appropriate protective measures.

Along with our existing trademarks and pending trademark filings, certain components of our website and mobile applications, including the design, codes, website and mobile application contents, images, software integrations and interfaces are under copyright protection under Turkish copyright regulations. As of December 31, 2021, we hold one patent in Turkey and also had a total of ten pending patent application, six of which are of our subsidiary, HepsiJet.

Regulatory Overview

Various aspects of our business are subject to Turkish laws and regulations, including the following:

(i)

The Law on Protection of Personal Data (Law No. 6698) published in the Official Gazette dated April 7, 2016 and numbered 29677 (the “Law on Protection of Personal Data”) is applicable to all of our online services that involve the retrieval of personal data from our users.  We are required to retrieve, process, store, and destroy personal data in accordance with the relevant provisions of the Law on Protection of Personal Data.  For additional information on the impact on our business of the Law on Protection of Personal Data, and of similar laws in other jurisdictions, see Item 3.D. “Key Information—Risk Factors—Risks Relating to our Business and Industry—Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our users that we failed to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.”

(ii)

The Law on Protection of Consumers (Law No. 6502) published in the Official Gazette dated November 28, 2013 and numbered 28835 (the “Law on Protection of Consumers”) is applicable to all of our online services to the extent our users are qualified as consumers under Turkish law.  We are required to protect our users’ rights in accordance with the relevant provisions of the Law on Protection of Consumers, which regulates consumer rights, from delivery of products or services, to the establishment of contractual agreements.  Pursuant to the Law on Protection of Consumers, consumer disputes can be raised at a consumer arbitral tribunal, at a provincial consumer arbitral tribunal or at a consumer court, depending on the amount at issue in the dispute.

(iii)

The Regulation of Broadcasts via Internet and Combating Crimes Committed by Means of Such Publications (Law No. 5651) published in the Official Gazette dated May 4, 2007 and numbered 26530 (the “Law on Internet Crimes”) is applicable to all of our online services.  As a “hosting services provider” under the Law on Internet Crimes, we are required to comply with the relevant provisions in relation to illegal content that might be posted on our online platform and notification requirements envisaged under the Law on Internet Crimes. The Information and Communication Technologies Authority of Turkey (“ICTA”) oversees implementation of the Law on Internet Crimes.

(iv)

the Law on Regulation of E-Commerce (Law No. 6563) published in the Official Gazette dated November 5, 2014 and numbered 29166 (the “E-Commerce Law”) which is applicable to all of our online services to the extent we provide commercial services to our users through our online platform.  We are classified as an “intermediary service provider” according to the E-Commerce Law, subjecting us to various obligations in relation to notifications, commercial communications, and other e-communications envisaged under the E-Commerce Law.

According to the Law on Internet Crimes and the E-Commerce Law, we, as a hosting service provider and as intermediary service provider, respectively, have no liability in relation to the content listed by third parties or any illegality related to goods listed or services provided by such third parties on our platform, unless we receive a notification of the unlawful or illegal content and do not take any action (including removing unlawful content). If we receive a complaint related to an illegal activity and/or content (including intellectual property infringement or sale of counterfeit product), we request information and documents from the relevant third-party that is subject to the mentioned complaint. As a result of our examination and evaluation process, if we detect a violation, we remove the relevant content from our platform. We may also unilaterally suspend a merchant’s account or terminate a merchant’s agreement if we receive a claim and detect that such merchant has engaged in unlawful or illegal activity or posted unlawful or illegal content (including by infringing third-party intellectual property rights or selling counterfeit products). See “—Merchants,” Item 3.D. “Key Information—Risk Factors—Legal and Regulatory Risks—We may be impacted by fraudulent or unlawful activities of merchants, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability,” and Item 3.D. “Key Information—Risk Factors—Risks Relating to our Business and Industry—We operate platforms that include third parties over whose actions we have no control.”  See also Item 3.D. “Key Information—Risk Factors—Risks Relating to Turkey—Internet and e-commerce regulation in Turkey is recent and is subject to further development.”

(v)

The Regulation on Commercial Communication and Commercial Electronic Communications published in the Official Gazette dated July 15, 2015 and numbered 29417 (the “Regulation on Commercial Communication”) is applicable to all our online services.  We are subject to various obligations in relation to notifications, commercial communications, complaints, and e-mails under the Regulation on Commercial Communication.

(vi)

The Regulation on Service Providers and Intermediary Service Providers in E-Commerce published in the Official Gazette dated August 26, 2015 and numbered 29457 (the “Regulation on Service Providers”) is applicable to our online services.  We are required to comply with various provisions under the Regulation on Service Provides.

(vii)

The Regulation on Distance Contracts published in the Official Gazette dated November 27, 2014 and numbered 29188 (the “Regulation on Distance Contracts”) is applicable to our operations to the extent we execute distance contracts with our users (that are defined as consumers under Turkish law) while we are providing services.  We are required to comply with various obligations under the Regulation on Distance Contracts.

The Customs and Trade Ministry is the competent authority for imposing fines on service providers and intermediary service providers under the E-Commerce Law and issued the Regulation on Commercial Communication, the Regulation on Service Providers and the Regulation on Distance Contracts.

All regulations that are applicable to Hepsiburada are also applicable for HepsiExpress, as HepsiExpress is a function of our platform.

In addition,

(a)

HepsiJet carries out its activities under the licenses issued by the Turkish Information Technologies Authority and the Ministry of Transportation, and is under the regulatory oversight of such governmental authorities;

(b)

Hepsipay carries out its activities under the license issued by the Turkish Banking Regulation and Supervision Agency, and is under the regulatory oversight of Central Bank, which published the Payment Services Regulation and the Payment Services Communiqué in December 2021, which requires Hepsipay to comply with certain minimum levels of collateral, equity and diligence within one year of its publishing;

(c)	HepsiFly carries out its activities under the license issued by the Turkish Ministry of Culture and Tourism and is under the regulatory oversight of such governmental authority;
(d)	HepsiGlobal is subject to consumer protection regulations as well as relevant customs regulations:
•	for inbound and outbound operations in Turkey, Turkish customs regulations are applied, and

•

for operations in other markets (which we aim to launch in 2022) applicable customs and VAT regulations of the relevant country will be applicable. For instance, considering that the current expansion focus also includes EU markets, HepsiGlobal’s planned operations in the EU are expected to be subject to new regulations such as the “Import One-Stop-Shop” (allows suppliers and electronic interfaces selling imported goods to buyers in the EU to collect, declare and pay VAT to the tax authorities, rather than requiring buyers to pay VAT at the time the goods are imported into the EU (for products over €22)) and the “Union One-Stop-Shop” (central processing of all VAT reporting and payment obligations arising from trade in goods with consumers in the EU-27 in a single tax declaration);  and

(e)	Doruk Finansman carries out its activities under the permission by the Turkish Banking Regulation and Supervision Agency, and is under the regulatory oversight of such governmental authorities.

Accordingly, Hepsipay, HepsiJet, HepsiFly and HepsiGlobal are under an obligation to comply with the regulations issued by the abovementioned authorities as well as the Law on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions No: 6493 (Hepsipay), Highway Transportation Law No. 4925 and Law on Postal Services No: 6475 (HepsiJet), and Law on Travel Agencies and the Association of Travel Agencies No: 1618 (HepsiFly) and Law On Financial Leasing, Factoring, Financing and Saving Financing Companies No: 6361- (Doruk Finansman). HepsiPay, Doruk Finansman and HepsiJet are also subject to the Turkish Financial Crimes Investigation Board (MASAK) rules and regulations.

Failure to comply with regulations may result in the limitation, suspension or termination of services and/or the imposition of civil and criminal penalties, including fines. In addition, as we conduct our business operations through a hosting provider certificate (yer sağlayıcılığı faaliyet belgesi) issued by the ICTA which grants us the right to provide content and services in our online platform, failure to comply with the applicable provisions may result in the suspension of our internet access services upon a decision of ICTA.

See also Item 3.D. “Key Information—Risk Factors—Legal and Regulatory Risks—We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.”

C. Organizational Structure

We are a joint stock company incorporated under the laws of Turkey. Our operating subsidiaries include D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. (“D-Ödeme”), D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. (“D-Fast”) and Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”), all of which are incorporated in Turkey and wholly owned by us. Upon completion of the acquisition of 100% of the equity of Doruk Finansman A.Ş. (“Doruk Finansman”) by Hepsi Finansal on February 28, 2022, Doruk Finansman became our indirect wholly-owned subsidiary.

D-Ödeme

D-Ödeme was founded on June 4, 2015 and operates as a payment services provider offering payment gateway and e-money services, mainly to e-commerce companies, insurance brokers and tourism companies. D-Ödeme obtained its operational licence from the BRSA on February 20, 2016. D-Ödeme commenced its first payment service transaction on June 15, 2016. We have developed our payment tool, Hepsipay, through D-Ödeme.

D-Fast

D-Fast was founded on February 26 2016 and operates as a cargo and logistic firm which provides last mile delivery services to the customers of Hepsiburada and other e-commerce websites. D-Fast is the operating company for our last-mile delivery service business, HepsiJet.

Hepsi Finansal

Hepsi Finansal was incorporated on December 1, 2021 and is the parent company of Doruk Finansman which was acquired in February 2022.

Doruk Finansman

Doruk Finansman was founded on April 24, 2006 and obtained its operational license from the BRSA in 2008. Doruk Finansman operates as a consumer financing company in Turkey.

On December 16, 2021, Hepsiburada, through Hepsi Finansal, entered into a Share Sale and Purchase Agreement (see Exhibit 4.17 hereto) with the holders of 100% of the equity interest in Doruk Finansman: Doğan Şirketler Grubu Holding A.Ş. (“Doğan Holding”), the holder of 97% equity interest in Doruk Finansman, Doğan Dış Ticaret ve Mümessillik A.Ş. and Doğan family individuals (collectively, the "Sellers"), to acquire a 100% stake in Doruk Finansman, for a total transaction value of TRY 20 million (equivalent to US$1.3 million as of December 16, 2021) (the "Transaction Value"). After obtaining regulatory approval, the transaction closed on February 28, 2022 (“Closing Date”).  At closing, we paid the Sellers an aggregate of TRY 5 million in cash on a pro rata basis and we agreed to pay Doğan Holding TRY 15 million (the "Conditional Amount") in cash upon its collection of certain receivables identified in the financial statements of Doruk Finansman as of the Closing Date. The Conditional Amount will be paid to Doğan Holding depending on the collection of receivables starting three months after the Closing Date. If on the tenth anniversary of the Closing date, the collections do not reach the total Conditional Amount, DoHol will no longer be entitled to the remaining portion of the Conditional Amount. The Sellers are all related parties and the transaction, including the Share Sale and Purchase Agreement, was approved by the Company’s Audit Committee and the Corporate Governance Committee, as well as the board of directors.

D. Property, Plant and Equipment

Our principal office is located at Kuştepe Mah. Mecidiyeköy Yolu Cad. Kule 2 Kat:2 No:12 34387 Şişli/ Istanbul and is leased.

We lease and operate a network of fulfillment centers across Turkey with a total footprint of approximately 143 thousand square meters. Our fulfillment centers located in Gebze/Kocaeli, Tuzla, İzmir, Ankara, Adana, Diyarbakır and Erzurum are leased from third parties.  The following table provides an overview of our fulfillment centers:

Approximate size of total area as of
December 31, 2021
(in thousand square meters)
Gebze/Kocaeli	85.0
Tuzla	12.0
İzmir	15.4
Ankara	11.5
Adana	12.6
Diyarbakır	4.3
Erzurum	2.6
Total	143.5

We operate the Gebze/Kocaeli’s approximately 85 thousand square meters of fulfillment center space under a lease agreement dated April 2014 with Megeye Lojistik Anonim Şirketi for a ten-year extendable term from May 2015.

We operate Tuzla’s approximately 12 thousand square meters of fulfillment center space under a lease agreement dated October 2021 with Rabia Cizmeci for a three-year term, which is automatically renewed for successive one-year periods unless we terminate at the end of two years with 90-days’ notice (although we agreed to operate the warehouse as lessee for a minimum of three-year term).

We operate İzmir’s approximately 15.4 thousand square meters of fulfillment center space under a lease agreement dated August 28, 2020 (effective as of September 1, 2020) with Üstünkarlı Makine A.Ş. for a two-year term, which is automatically renewed for successive additional one-year terms unless we terminate with 15- days’ notice and which we can terminate unilaterally during the effective period with three months’ written notice.

We operate Ankara’s approximately 11.5 thousand square meters of fulfillment center space under a lease agreement dated August 10, 2020 (effective as of September 1, 2020) with A. Vedat Yakupoğlu Gayrimenkul Yatırımcılığı for a five-year term, which is automatically renewed for successive additional one-year terms and which we can terminate unilaterally with three months’ written notice.

We operate Adana’s approximately 12.6 thousand square meters of fulfillment center space under a lease agreement dated August 2020 with Emrenes Orman Ürünleri Sanayi ve Ticaret Ltd. Şti for a five-year term, which we may terminate at any time with 60-days’ notice (although we agreed to operate the warehouse as lessee for a minimum five-year term) and is automatically renewed for successive one-year terms.

We operate Diyarbakır’s approximately 4.3 thousand square meters of fulfillment center space under a lease agreement dated August 18, 2020 with a two-year term, which is automatically renewed for successive one-year terms unless we terminate with one-month notice.

We operate Erzurum’s approximately 2.6 thousand square meters of fulfillment center space under a lease agreement dated August 7, 2020 with Murat Ozan, Tugba Ozan, Muhterem Ozan, Fatih Ozan for a one-year term, which is automatically renewed for successive one-year periods with rent increased with inflation.

The terms of our leases for our fulfillment center facilities in İzmir, Adana, Erzurum and Gebze/ Kocaeli permit us to sub-lease these fulfillment warehouse facilities to related parties owned by our Founder, Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı and Arzuhan Doğan Yalçındağ and Işıl Doğan.

We own the warehouse equipment used in our leased fulfillment centers, such as mezzanines, sorting machines and conveyor lines. We also own the computer equipment and hardware that we use in our warehouses, used to automate fulfillment and sorting processes, as well as the computer equipment and hardware in our call centers and offices.

As of December 31, 2021, we also had 22 owned and 418 leased vehicles, used for operational purposes and provided as benefits to a number of our employees.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this annual report. Actual results and the timing of certain events could differ materially from those contained in any forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” for more information.

The discussion below relates to our consolidated financial condition and results of operations for the years ended December 31, 2021 and 2020, and year-to-year comparisons between 2021 and 2020. For a discussion of our results of operations and financial condition, for the year ended December 31, 2019, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our final prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(4) on July 1, 2021.

Overview

We are a leading commerce platform in Turkey and in 2021 we connected 41.8 million members, 11.3 million Active Customers and a fast growing base of approximately 75 thousand Active Merchants. We strive to provide high-quality customer experience by relentlessly focusing on selection, price and delivery.

Since the launch of our Marketplace in 2015, Hepsiburada has become a trustworthy partner for merchants in Turkey by providing access to 41.8 million members and 11.3 million Active Customers (as of December 31, 2021) and comprehensive end-to-end solutions to empower merchants to thrive digitally. In 2021, our 3P-based Marketplace model accounted for approximately 68% of our GMV, following the successful transformation of Hepsiburada from a 1P-based Direct Sales only business to its current hybrid 1P and 3P-based model.

We believe powerful network effects are created by our leading brand, hybrid commerce model with a unified 1P and 3P-based catalogue, and strong customer and merchant value propositions. Our expanding selection of products and services, as well as price competitiveness, has allowed us to attract a growing Active Customer base of 11.3 million in 2021, compared to 9 million in 2020 and 6.5 million in 2019, and increase the frequency of orders on our platform to 4.7 in 2021 from 3.9 in 2020 and 3.5 in 2019, which in turn draws more merchants and further enhances our customer value proposition. In addition, our proprietary data and insights collected over more than 20 years enable us to understand the needs of our customers and merchants and help us develop new services, expand into new verticals, and continuously innovate and strengthen our value proposition reinforcing the network effect.

Our large, fast and scalable logistics network has been critical to our success and we have been continuously focusing on improving our logistics capabilities and offerings. We have a robust operational footprint enabling fast delivery and merchant integration. As of December 2021, we operate:

•	a nationwide infrastructure including seven fulfillment centers in strategic locations that encompass a total area of more than 143 thousand square meters;
•	one of the fastest growing logistics companies in Turkey, HepsiJet, with an on-time delivery performance of 89% in 2021, operating in 81 cities with 165 cross-docks; and
•	a pick-up & drop-off (PUDO) network through HepsiMat, with more than 2,690 branded parcel lockers and pick-up points in partnership with local stores, gas stations and retailers.

We are a technology-driven company and have invested heavily in developing our own highly scalable proprietary technology to support the large and rapidly growing order volumes generated on our platform. Our in-house developed IT infrastructure is central to our ability to execute our business strategy and provide a seamless experience for our merchants and customers with our single mobile app that connects our offerings and services.

Our business has experienced a long history of strong growth. Our revenues increased by 18.5% to TRY 7.6 billion in the year ended December 31, 2021 from TRY 6.4 billion in 2020 and our total GMV increased by 54% to TRY 26.2 billion in the year ended December 31, 2021 from TRY 17.0 billion in 2020, fueled by increased order frequency and an expanding pool of Active Customers of 11.3 million in 2021, up from 9.0 million in 2020 at a compound annual growth rate (“CAGR”) of 32% from 2019 to 2021.

For the year ended December 31, 2021 our net loss increased by 47.5% to TRY 700,078 thousand from TRY 474,516 for the year ended December 31, 2020 in a market environment which was unfavorably impacted mainly by the slowdown in market growth rate following the lift-off of COVID-19 restrictions in July and intensified competition resulting in higher customer discounts and advertising expenses during when we continued to expand across both our core business and strategic assets. We had Free Cash Flow of negative TRY 124.1 million and TRY 341.4 million for fiscal years 2021 and 2020, respectively.

Key Factors Affecting Our Financial Condition and Results of Operations

General

Our performance and results of operations have been, and we believe will continue to be, affected by a number of key factors, including but not limited to the following:

•	market landscape in Turkey, including macroeconomics and demographics and competition;
•	growth and engagement of our customers;
•	number of our merchants and the product assortment offered on our platform;
•	efficiency of our logistics infrastructure;
•	our ability to leverage our growing scale;

•	COVID-19 impact;
•	seasonality;
•	inflation; and
•	exchange rate volatility.

Market landscape in Turkey including macroeconomics, demographics and competition

Turkey, a member of the G20, is the 11th largest economy in the world by GDP based on purchasing power parity in 2020 according to the IMF World Economic Outlook report dated October 2021 and had a total GDP of USD 803 billion in current prices for 2021 according to Turkstat, which is projected to grow 3.3% in 2022 by the IMF. Turkey is one of the fastest growing economies in the world, with real GDP CAGR of 5.7% from 2010 to 2021 based on Turkstat. In 2020, a year marked by the COVID-19 pandemic, Turkey was one of only two G20 member countries with real GDP growth (1.8% year on year according to Turkstat), along with China, according to the IMF World Economic Outlook. In 2021, the Turkish economy grew by 11% according to Turkstat. In 2022, heightened tensions across Russia, Ukraine, the U.S., NATO and the EU over the events in Ukraine could significantly negatively affect global macroeconomic conditions and the Turkish economy, such as disruption of trading relationships, affecting Turkey’s anticipated tourism income, energy prices and agricultural commodity prices.

According to the IMF, Turkey is the second most populous country in Europe with a population of 85 million as of December 31, 2021 and a CAGR 1.3% from 2010 to 2021. Turkey benefits from attractive demographics, the second youngest in Europe (after Kosovo) with 45% of the population under the age of 30 according to Turkstat, and an increasing urban population share of approximately 77% based on UN data as of 2021, which is comparable to Germany.

Turkey has been facing elevated inflation, reaching double digits in each of the last five years. Annual consumer price index (CPI) increased by 11.8%, 14.6% and 36.1% in 2019, 2020 and 2021, respectively as published by Turkstat.  In 2022, significant inflationary pressures have continued with the year over year CPI increase as of March 31, 2022 reaching 61.1%. See “—Inflation” and Item 3.D. “Key Information—Risk Factors—Legal and Regulatory Risks—Implementation of IAS 29 standard may have a significant impact on the presentation of our financial statements”.

The consumer confidence index (seasonal and calendar adjusted) in Turkey was down to 68.9% in December 2021. It fell further down to 67.3% in April 2022, the lowest rate recorded since 2004, when Turkstat started keeping the index. The consumer confidence index calculated from the survey results is evaluated within the range of 0-200 and indicates a pessimistic outlook when it is below 100.  As consumer confidence is an important factor affecting consumer willingness to spend in the next 12 months, this pessimistic outlook indicates that we may face lower than anticipated consumer demand, particularly for non-essential products. See “—Inflation”.

The retail market is one of the largest and fastest growing industries in Turkey. According to the 2020 ADL Report, the Turkish retail market grew at a CAGR of 15.3% from 2015 to 2020 and reached TRY 866 billion in 2020. The market is projected to grow at a CAGR of 15.7% in the period 2020 to 2025 to approximately TRY 1,798 billion based on a forecast from ADL.

The strong historical and projected growth of the e-commerce sector is underpinned by: (1) nationwide internet infrastructure with 83% internet penetration among the population between the ages of 16 and 74, according to Turkstat, (2) high credit and debit card penetration with 99% credit card penetration and 225% debit card penetration in 2021 according to BKM (where penetration is calculated by dividing the number of credit and debit cards, respectively, by the population of Turkey) and (3) well-established logistics infrastructure with high quality highways, railway networks, airports and seaports enabling nationwide delivery of orders. Based on ADL projections in its 2020 ADL Report, online e-commerce is projected to grow at a 35% CAGR from 2020 to 2025, with offline retail projected to grow by only 13% in the same period. Accordingly, the e-commerce sector, which has grown to 10.1% of total retail commerce in Turkey as of 2020, is expected to continue to grow as a share of total retail through 2025, reaching 22.1% by 2025.

Hepsiburada has been in operation in Turkey’s e-commerce market since 2000. In 2001, an early competitor, Gittigidiyor, was launched and was subsequently acquired by eBay in 2011. Another competitor, Trendyol was founded in 2010 initially as an online fashion web-store, but after Alibaba acquired a majority stake in the company in 2018, has increasingly focused on expanding its product offering across a broader set of categories. N11 (partially owned by SK Group) has been third party marketplace player since its launch in 2012. In 2022, Getir, a Turkey-based quick delivery player, acquired a stake in N11 and became a shareholder of N11. Amazon entered the Turkish market in 2018 and remains focused on implementing its global model. A majority of retail continues to be offline in Turkey. As a result, offline retailers and omni-channel retailers are regarded as other players in the market. Hepsiburada’s main competitors in the on-demand grocery delivery market include the online marketplaces such as Trendyol, Getir, Yemeksepeti as well as online channels of large grocery retailers such as Migros, A101, Carrefour and Şok. Currently, competition in the fintech sector in Turkey is fragmented. Different companies are specialized in wallet services, consumer financing, digital banking etc.

Our results of operations, in particular our GMV, sales of goods revenue and services revenue, as well as our profitability are dependent on the growth in GDP and GDP per capita growth in Turkey in addition to the growth in the Turkish retail market, e-commerce market penetration and the dynamics of the competitive environment. Elevated inflation and a hyperinflationary operating environment may adversely impact private consumption induced by rising living costs.

Growth and Engagement of our Customers

Our ability to generate revenues and profits mainly depends on increasing order frequency, customer loyalty and expanding our Active Customer base, which, in turn, depend on our success in improving the customer experience through expanded logistics and fulfillment capabilities, developing and improving our platform and offering new products and services. We believe our Hepsiburada brand, hybrid commerce model with a unified 1P and 3P catalogue, and strong customer and merchant value propositions create powerful network effects. As of December 31, 2021, we had 11.3 million Active Customers (compared to 9 million in 2020).

Our increasing selection of products and services, as well as price competitiveness are other factors that contribute to attracting a growing total Active Customer base and increasing the frequency of orders on our platform, which in turn draws more merchants and further enhances our customer value proposition. As of December 31, 2021, there were over 90.3 million SKUs on our platform (compared to 44 million SKUs in 2020) across 32 different product categories, including appliances, books & hobbies, fashion & lifestyle, home & garden, supermarket, mobile and technology products.

One of the main drivers of our GMV growth has been the increase in our customers’ frequency of orders. As a result of a larger customer base and wider selection of products coupled with the availability of our instant grocery delivery service (HepsiExpress), in the period under review, we increased the frequency of orders on our platform to 4.7 in 2021, from 3.9 in 2020 and 3.5 in 2019. This increase drove an increase in our GMV, which in turn, contributed to an increase in our revenue. In 2021, we observed a frequency increase of 23% which contributed to the increase in our revenues of 18.5% as compared to 2020. Similarly, in 2020, we observed a frequency increase of 11% which contributed to the increase in our revenues of 144.9% as compared to 2019.

Our Loyalty Club aims to promote increased customer retention, and create sustainable and recurring revenue by increasing the order frequency of our customers. In 2021 and as of the date of this annual report, our Loyalty Club offered free delivery for orders exceeding TRY 25, free same day and next-day delivery, Loyalty Club specific campaigns and discounts and call center priority. On average, for the year ended December 31, 2021, members of our Loyalty Club shopped approximately 2.6 times more frequently on a monthly basis compared to our non-Loyalty Club customers. We are exploring how to further differentiate and scale our loyalty program by assessing and analyzing new program models. Moreover, we aim to leverage the deep understanding of our customers’ preferences, which we have developed over our more than 20 years of operation, and our advanced in-house lifecycle management engines powered by artificial intelligence and deep-learning technologies, to drive higher engagement and retention of customers and frequency of transactions on our platform. Approximately 10% of orders in 2021 included products that were recommended by our in-house machine-learning based smart product recommendation engine. Adopting new technologies, upgrading our online platform and technology infrastructure and maintaining and improving our technology infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel, resulted in increased capital expenditure and operational expenses. On the other hand, these initiatives also enable us to grow our customer base and in turn increase order frequency, which has resulted in an increase in our GMV in 2021, and we believe will continue to result in an increase in our GMV, as well as revenues and accordingly our results of operations in 2022.

To track customer growth and engagement, we perform cohort analysis, where we group our Active Customers based on the year of their first purchase through our platform and track GMV generated per cohort customer as well as their order frequency. Since 2013, we observed a growing trend in GMV per cohort Active Customer. In the first year that a customer makes a purchase, our GMV per cohort customer in 2021 increased by 7% as compared to 2020. The average GMV growth per cohort customer of our older cohorts in 2021 was approximately 26% compared to 2020. Going forward, we expect that improving the breadth and depth of our offerings, and further strengthening our brand awareness, will increase our cohort retention and order frequency across Active Customers, which we expect to drive improvements in our GMV.

Since 2013, we have also observed a growing trend in order frequency per cohort Active Customer. In the first year that a customer purchase, frequency per cohort customer in 2021 increased by approximately 19% compared to 2020. The continued increase in frequency is also supported by HepsiExpress which we believe has been instrumental in attracting and engaging customers to shop on our platform.

The figures below indicate the GMV per cohort Active Customer and the average number of orders placed by cohort customer per year:

Increasing Customer Loyalty Reflected in Growing GMV per Cohort…	…and Order Frequency(2)
Average Number of Orders Placed by Cohort Active
GMV per Cohort Active Customer, TL(1)	Customer per Year

(1)Refers to GMV for a particular Active Customer cohort (2013-2021) in the respective year (Years 0-8), divided by the total number of Active Customers in that cohort.

(2)Order frequency denotes the total number of orders placed by the Active Customer cohort (2013-2021) placed in the respective year (Years 0-8) divided by the total number of Active Customers in that cohort.

(3)Year 0 is the year in which the Active Customers of each cohort made their first order, while Year 1, Year 2, Year 3, Year 4, Year 5, Year 6, Year 7 and Year 8 refer to the relevant subsequent years of each Active Customer cohort’s life.

Our results of operations, in particular our GMV, sales of goods revenue and services revenue, as well as our profitability are dependent on our ability to retain and grow our customer base, in addition to our ability to increase our customers’ order frequency. We continuously work to grow our customer base while also increasing customer retention and frequency to maintain our leading position in Turkey.

Number of Merchants and the Assortment Offered on our Platform

We believe we are an attractive digital platform for merchants to access consumers across Turkey. We offer an online platform that had 41.8 million members and 11.3 million Active Customers as of December 31, 2021. Within our Marketplace operations, we believe we have one of the largest merchant bases in Turkey, with approximately 75 thousand Active Merchants as of December 31, 2021. As of the years ended December 31, 2021, 2020 and 2019, our Marketplace, which is based on a 3P model of merchants selling on our platform, represented approximately 68%, 59% and 66% of our total GMV, respectively.

As of December 31, 2021, of our approximately 75 thousand Active Merchants, approximately 71 thousand were SMEs and the remaining approximately 4 thousand were key account merchants. Key account merchants enable us to provide products from top brands, high volumes and quality while SMEs provide us with product assortment and variety. In order to ensure high quality standards, we have strict policies that allow us to monitor merchants’ end-to-end operations and performance on our platform.

From 2019 to 2021, our Active Merchant base grew at a CAGR of approximately 90%. The growth in our Active Merchant base enabled us to increase our product selection with competitive pricing. In our Marketplace, we offer a wide assortment of products and intend to continue expanding our catalog to strengthen our position as a one-stop shop for all of our customers’ shopping needs. We organize the listings in our platform in what we believe is an intuitive and easy-to-use directory that facilitates the browsing and viewing of listings. As of December 31, 2021, there were over 90.3 million SKUs on our platform (compared to 44 million SKUs in 2020) across 32 different product categories.

In line with our strategy of maximizing our merchants’ success on our platform, we continued to introduce and advance our toolsets and solutions for them in 2021. The deployment of our new merchant app, HepsiPartner in the fourth quarter of 2021, has enhanced our interaction with our merchant base. Through HepsiPartner, our merchants can view their transaction summary, handle inventory management, respond to any customer questions, review their financial summary and connect to customer services as well as our training portal (HepsiAkademi). During 2021, over 68 thousand training sessions were completed at HepsiAkademi and we believe those trainings were instrumental in accelerating the integration of our merchants into our platform. In addition, average onboarding speed reduced by half from January 2021 to February 2022, and we believe it will further improve in the remainder of 2022.

We are continuously upgrading our technology to provide improved performance, increased scale and better integration among our core businesses and complementary value-added services to our merchants. Such value-added services mainly include fulfillment services, last-mile delivery services and advertisement solutions (see Item 4.B. “Business Overview — Strategic Assets”). In addition, we facilitate financing to our merchants (in the case of Marketplace) and suppliers (in the case of Direct Sales) enabling them to optimize their cash flow management. Through our supplier and merchant financing service, merchants and suppliers can collect their receivables on a discounted basis (i.e., reduced to account for commission and interest relating to the service) at a date earlier than their original collection date. For the years ended December 31, 2021 and 2020, total financing volume of merchant and supplier financing amounted to TRY 1,837 million, and TRY 1,349 million, each on a revolving basis.

The below illustration indicates our Marketplace GMV growth by Active Merchant cohort indexed to their first year of sales by Active Merchant cohort from 2016 to 2021.

Marketplace GMV growth by Active Merchant Cohort(1)

Marketplace GMV growth by Active Merchant Cohort per Year(2), indexed to Year 0(3)

(1)Refers to Marketplace GMV for a particular Active Merchant cohort (2016 – 2020) in respective year (Years 0 – 5), divided by the total number of Active Merchants in that cohort, indexed to Year 0.

(2)2015 cohort members are added to 2016 cohort members since Marketplace only launched by the end of 2015.

(3)Year 0 is the year in which the active merchants of each cohort made sold their first order, while Year 1, Year 2, Year 3, Year 4 and Year 5 refer to the relevant subsequent years of each active merchant’s cohort’s life.

Efficiency of our Logistics Infrastructure

We offer an end-to-end ecosystem with full in-house capabilities across fulfillment, logistics and last mile delivery in Turkey.

Our logistics infrastructure comprises a network of seven fulfillment centers across Turkey, including our Gebze fulfillment center which is one of the largest dedicated e-commerce operation centers in the region in terms of square meters. Our fulfillment centers, including regional warehouses, encompass a total area of approximately 143 thousand square meters.

We provide last-mile delivery services through HepsiJet. Launched in 2016, HepsiJet provides last-mile delivery logistics across 81 cities in Turkey as of December 31, 2021, through our seven fulfillment centers, 14 transfer hubs, 165 cross-docks encompassing an area of 190 thousand square-meters. In 2021, HepsiJet expanded its service offering to include two-man cargo handling under the brand HepsiJet XL. As of December 31, 2021, HepsiJet services were available with around 2,150 carriers (carriers increased by 32% from December 2020 to December 2021). Our carriers (i.e., motorcycle and truck carriers) are independent third parties (i.e., we subcontract carriers who use their own vehicles for this service rather than using our employees or vehicles) and we also subcontract additional carriers as necessary through several delivery services providers. We also have a pick-up & drop-off (PUDO) network of more than 2,690 branded parcel lockers and pick-up points in partnership with local stores, gas stations and retailers, complementing our logistics services.

In 2021, HepsiJet delivered 81% of Direct Sales and 43% of total Marketplace parcels. 79% of Direct Sales delivered by HepsiJet arrived the next day (calculated from acceptance of parcel by HepsiJet to delivery).  HepsiJet’s average delivery times for the years ended December 31, 2021 and 2020 were 2.0, and 2.2 days respectively, as compared to the average delivery time of 2.1 days for 2021 among third-party last mile delivery services providers.

We believe that our logistics infrastructure is an important pillar of our success and enables us to improve the customer experience. HepsiJet’s return pickup services from a customer’s address at their preferred time across the country at no additional fee (subject to certain exceptions) is a differentiating service for our customers, facilitating returns at their convenience. We further enhance this infrastructure advantage by applying technology to increase operational and cost efficiency, with examples such as AI-driven route optimization capabilities for HepsiJet drivers and advanced fulfillment center automation.

Our operating expenses are, in part, dependent on our shipping and packaging expenses, which are correlated with a number of factors, including volume of orders and levels of utilization of our fulfillment centers. Additionally, availability and efficiency of our HepsiJet services are amongst the key factors affecting our ability for last-mile delivery services. We believe further expansion of our HepsiJet last-mile services which is supported by our existing logistics infrastructure, will give us an ability to provide fulfillment and delivery services in a more efficient and cost-effective manner, resulting in decreased operational expenses and therefore increased profits.

Our Ability to Leverage our Growing Scale

Our ability to retain our position in the Turkish e-commerce market is dependent on our ability to retain, grow and expand our core e-commerce business, as well on our ability to expand our services to adjacent services. In our Marketplace and Direct Sales operations, we believe our ability to retain (i) our leading position based on aided brand awareness of 99% in 2021 (FutureBright Research Brand Health Report), (ii) high levels of traffic (246 million average monthly visits in 2021), and (iii) our wide selection of product offering (over 90.3 million SKUs across 32 different product categories in 2021) has driven our results of operations, in particular our GMV, revenue and profitability. To enable this, we have dedicated marketing teams that cover our advertising and marketing needs across all product categories and channels. Our marketing organization is designed to explicitly address brand marketing, growth and data marketing, commercial marketing and influencer marketing functions across teams. In addition, as our business has been driven by technology and data since its inception, we aim to leverage data and technology to provide the best experience to our users. For this purpose, our engineering and technology teams focus on security, availability, scalability and performance of our technology infrastructure while preparing new product features across our website and mobile applications. Our technology department is essential to our ability to implement our strategy and maintain our leading position in the Turkish e-commerce market.

In addition, we expanded our commerce platform during 2020 and 2021, and developed an ecosystem of services. The ecosystem we have been building includes HepsiExpress, Hepsipay, HepsiJet, HepsiLojistik, HepsiMat, HepsiAd, HepsiGlobal and HepsiFly as of the date of this annual report. We have taken advantage of the natural synergies that exist between our services to increase adoption amongst our customer and merchant base. We believe a greater utilization of our resources will drive further improvements in our unit economics.

In 2021, HepsiExpress, embedded within the Hepsiburada application, provided a platform for about 60 business partners (local and national retailers) to offer our customers (i) groceries from major nationwide retail grocery chains, local independent stores and our Direct Sales for relevant products (ii) water delivery from Turkey’s major bottled water companies and (iii) flower delivery through flower shop networks in Turkey, HepsiExpress operates through three different service models (i) HepsiExpress acts only as an intermediary connecting customers to business partners, (ii) the products are picked (the process of locating and retrieving the requested items) by the business partner and HepsiExpress delivers to the end-user and (iii) the products are picked and delivered by HepsiExpress. We believe HepsiExpress has contributed, and expect it to continue to contribute, to our platform by driving new customer acquisition and increasing order frequency as well as by engaging our target customer segments, such as women. HepsiExpress remains focused on enhancing the end-to end customer experience and excelling in the customer journey by maintaining our perfect order ratio performance (measured as the number of orders delivered on time, in full and with no return request to the total number of orders of HepsiExpress) which was around 70% in the fourth quarter of 2021. Starting in early 2022, HepsiExpress has been in the process of optimizing its service models in groceries where its partners execute most of the picking and delivery operations. This has resulted in reduced dependency on our own delivery resources for HepsiExpress, helping us reach a cost-effective balance between acting as an intermediary and delivering through our own resources. We will continue to seek to better execute on the value proposition of verticals and explore different service models in this business on an on-going basis with the target of achieving more sustainable business model for HepsiExpress in the long term.

Launched in 2016, HepsiJet provides last-mile delivery logistics across 81 cities in Turkey through our seven fulfillment centers, 14 transfer hubs, 165 cross-docks encompassing an area of 190 thousand square-meters as December 31, 2021. In 2021, HepsiJet expanded its service offering to include two-man cargo handling under the brand HepsiJet XL. Similar to HepsiJet last-mile delivery services, we expect HepsiJet XL to become the primary delivery service provided for two-man cargo handling operations required for deliveries of products purchased through the Hepsiburada platform. We aim to continue to differentiate our customer experience with our nationwide logistics network.

Our 24/7 fulfillment service, HepsiLojistik, has been available to merchants in our Marketplace operations for a fee since 2020. HepsiLojistik provided fulfillment services to 191 merchants as of December 31, 2021. We aim to scale up HepsiLojistik by increasing merchant penetration of the service and enhancing efficiency at our fulfillment centers.

In 2020, we launched HepsiGlobal, our international infrastructure that enables cross-border (both inbound and outbound) sales operations. The inbound arm is integrated within the Hepsiburada application, so that customers in Turkey are able to purchase long-tail products (i.e., a large variety of hard-to-find items offered to many customers, each in small quantities, as opposed to bulk sales of popular items) that are sold by merchants located outside of Turkey. As of December 31, 2021, we offered 700 thousand SKU through HepsiGlobal on our platform. We aim to gradually roll-out the outbound arm of this service to enable merchants in Turkey to sell abroad, starting with Azerbaijan.

In addition, we launched HepsiFly in 2020, which is designed to provide travel agency services to our customers with major local and global airlines. In 2021, we acquired the requisite travel agency license and following the easing of Covid-19 related travel restrictions, HepsiFly began offering our customers airline tickets. We aim to expand our travel services offering to include bus tickets in 2022.

Since March 2021, we have provided self-service advertising solutions for our merchants as a service to promote their products on our platform through HepsiAd. In 2021, over 25 thousand merchants used HepsiAd’s adtech solutions. We aim to scale HepsiAd by increasing its penetration in our merchant base and diversifying its solutions.

In June 2021, we launched Hepsipay Wallet, that enables instant return and cancellation credit and cashback. It is designed to be a “companion wallet” to mobilize, spend, transfer and save money in a flexible manner across online and offline channels. In 2021, we also took a key step to tapping into the consumer finance by acquiring Doruk Finansman, which holds a consumer financing license. We aim to offer our customers diversified consumer financing solutions matching their affordability needs, enhancing our value proposition by providing financial flexibility. In the first quarter of 2022, Hepsiburada launched the first end-to-end digital “Buy Now Pay Later” solution for e-commerce in the Turkish market. During 2022, we plan to roll out additional capabilities, including payment alternatives in off-platform channels.

While our Company is comprised of one reportable segment, namely e-commerce operations, and therefore we do not present any segmental information in our financial statements, we are able to monitor some part of our operating expenses as well as our capital expenditure, for our strategic assets separately. Accordingly, our operating expenses incurred related to the development of these strategic assets, excluding HepsiExpress, in 2021 have not been material in the context of our overall business and financial position. HepsiExpress service had a negative impact on our margins and cash flow generation in 2021 as we invested in building a service network and brand recognition through offering customer discounts for this service. For the year ended December 31, 2021, HepsiJet accounted for approximately 15% of our total capital expenditures.

Given their levels of maturity, growth rates, and scale, in the long term we believe these investments will enhance our market leading position and positively impact our total revenue, Gross Contribution and Free Cash Flow. For the year ended December 31, 2022, we anticipate that HepsiJet will again account for approximately 15% of total capital expenditure and Hepsipay will account for approximately 12% of total capital expenditure (compared to approximately 2% in 2021)). For HepsiExpress, we have set a target of achieving more sustainable business model, and accordingly, we have revisited our service models as discussed above in early 2022.

Accordingly, we expect this change to have a positive impact on our margins for the full year in 2022. HepsiExpress’s share in total capital expenditure will remain not material in 2022. For further discussion on our total capital expenditure in 2022, see “—Capital Expenditure”. Several factors, including demand and competitive landscape and internal capabilities, may impact our decision to ultimately reconsider, change, or delay our original plans related to these assets. For a discussion of risks related to our strategic assets, including risks related to future costs, please see “Risk Factors — We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve profitability going forward.”

COVID-19 Impact

During the COVID-19 pandemic, increased numbers of consumers in the Turkish market shifted to e-commerce as a result of social distancing and other government restrictions, which led to increased demand for our products and services. Social distancing also led to a significant increase in e-commerce orders for groceries and other essential products. In July 2021, with the lifting of Turkey’s lock down measures, including but not limited to the ending of the weekend curfew and the restrictions on intercity travel, we observed lower than anticipated online consumer activity, particularly in the third quarter of 2021. Turkstat’s public reports marked the lowest quarter-on-quarter growth during the third quarter of 2021 for mail orders and internet retail sales index over the last 4 years (decreasing by 2%, with indexed to 2015). Meanwhile, Turkey has pursued a sustained vaccination program since the beginning of 2021, with approximately 85% of the adult population (over age 18 and above) having received at least two doses of the vaccine as of the date of this annual report. Accordingly, in March 2022, the Turkish government announced further lifting of COVID-19 measures, including but not limited to lifting of HES code (a 10 or 12 digit code that each citizen was assigned by the Ministry of Health indicating that individual’s COVID-19 risk status) requirements in all institutions and entities, and lifting mask requirements outdoors and indoors if air circulation and social distancing are adequate, facilitating a normalization of the daily lives of a considerable portion of the population. We expect that as the COVID-19 pandemic further recedes, some, but not all, of the online customer activity seen during the pandemic is likely to shift back to offline channels.

In 2021, we continued the numerous precautionary measures that we implemented in 2020 to ensure the wellbeing of our employees, including supporting remote working practices. Beginning in 2022, we are implementing a hybrid working model with continued measures to ensure a healthy and safe working environment for our employees.

The pandemic and the measures to contain its spread have resulted in business and manufacturing disruptions in Turkey, impacted the business activities of our e-commerce suppliers, merchants, and other ecosystem participants (such as logistics networks and payment channels in the affected markets), and disrupted the global supply chain. In particular, a significant number of industries have been and continue to be impacted by the global supply shortage of semiconductors, which has led to major delays in the production and delivery of some goods, including consumer electronics and appliances, that we sell on our platform. Some of our merchants and partners have reduced or suspended, or may in the future reduce or suspend, their selling activities due to operational constraints or such global supply chain disruptions. While the government-instituted measures in Turkey and in many countries globally, including lockdowns of manufacturing and logistics facilities, closures of businesses and offices, quarantines of individuals, and travel bans have been lifted, the spill-over effect of the pandemic on supply chains continues.

We continue to monitor the impact of COVID-19 on our business and operations. Although to a lesser degree compared to 2021 and 2020, COVID-19 continues to be a factor impacting our operations and, the extent of its impact on our business in future periods remains uncertain. For a further discussion of COVID-19’s impact on our business and financial performance, see “Risk Factors — Risks Relating to Our Business and Industry — The COVID-19 pandemic has affected and may continue to negatively affect certain of our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also materially and adversely affect our business, results of operations or financial condition.”

Seasonality

Our business is affected by seasonality, which historically has resulted in higher sales volume during the fourth quarter of the year compared to the other quarters, and we expect this to continue. Higher sales during the fourth quarter of the year are mainly attributable to the increased demand for products during the peak New Year season in December, as well as sales during the month of November, which we refer to as “Legendary November”. During Legendary November in 2021, our average daily GMV was roughly 2.3 times higher than our average daily GMV for the remaining 11 months in 2021. As a result of peak seasonal sales, as of December 31 of each year, our cash and cash equivalents balances typically reach an elevated level (other than as a result of cash flows provided by or used in investing and financing activities). This operating cycle results in a corresponding increase in accounts payable, combined with a decrease in inventories, as of December 31st. However, contrary to our usual trend our inventories as of December 31, 2021 were higher than as of September 30, 2021 to mitigate the effects of global supply chain shortages and to secure adequate supply levels for the first quarter of 2022. Our accounts payable balance generally declines during the first month of each year, resulting in a corresponding decline in our cash and cash equivalents balances. We typical experience our lowest sales during the months of July and August due to decreased frequency and traffic on our platform during the summer vacation months. See “— Liquidity and Capital Resources”.

Our results of operations and cash flows may fluctuate significantly as a result of a variety of factors, including those described above.

Inflation

In December 2021, the Annual CPI in Turkey reached 36.1% according to Turkstat. Inflation indicators continued to rise in the first months of 2022 and annual CPI inflation reached 61.1% in March 2022. The rise in inflation is expected to continue in the first half of 2022 with the year-end inflation forecast being around 46.4%, according to the results of a monthly survey conducted by the Central Bank of the Republic of Turkey in April 8, 2022.

Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not establish an absolute rate when hyperinflation is deemed to arise and the International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that assist companies in exercising their judgment as to when restatement of financial statements becomes necessary.  These guidelines consist of (i) analyzing the behavior of the population regarding preservation of wealth in non-monetary assets or in relatively stable foreign currency, prices being quoted in terms of a relatively stable currency, interest rates and wages being linked to a price index, and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. In March 2022, the International Practices Task Force of the Centre for Audit Quality (“IPTF”), which monitors countries experiencing high inflation, categorized Turkey as a country with projected 36 months’ cumulative inflation rate greater than 100%. Therefore, Turkish companies reporting under IFRS, including us, will be required to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022. Under IAS 29, financial statements of an entity that reports in the currency of a hyperinflationary economy should be stated in terms of the measuring unit current balance sheet date. Non-monetary items which are not already expressed in terms of the measuring unit current at the end of the reporting period and components of owners’ equity in the statement of financial position, and all items in the statement of profit or loss and other comprehensive income would be restated by applying a general price index. In addition, gains or losses arising from net monetary position would be included in net income under a separate line item and other comprehensive income.

As the seller, we determine product prices for our Direct Sales operations. Inflation has an impact on the costs of inventories, which, if they cannot be passed on to customers through increased product prices due to competitive pressures or otherwise, may negatively impact our margins. On our Marketplace, our merchants determine their price levels. Should they prefer, for any reason, to not pass through inflation to customers in their prices, our GMV growth may be slower than the level of inflation. Furthermore, inflationary pressures may lead to a deterioration in the purchasing power of our customers. This may result in (i) a decline in customer demand, particularly for non-essentials (i.e. purchases that can be postponed), (ii) shifts towards more affordable alternatives (i.e. lower segment brands) in both essentials and non-essentials and/or (iii) reductions in quantities purchased with the aim of economizing consumption levels. Our platform offers a wide range of products with over 90.3 million SKUs as of December 31, 2021. We believe our large catalogue is an advantage in remaining relevant in our customers’ search for more affordable product alternatives. As of the date of this annual report, we have observed several of such dynamics materializing in the current high inflationary operating environment. We observe that the impact of inflation on the average price of products on our platform becoming more visible. Accordingly, there has been some shift towards more affordable alternatives (i.e. lower segment brands) in both essentials and non-essentials. In addition, we have observed that customers are now more likely to postpone their high priced electronics purchases, particularly TVs, smartphones and laptops.

Under a high inflationary environment, liquidity becomes much more important for our suppliers and merchants. As such, we may revise our agreements with our suppliers such that we commit to shorter payment terms to continue securing favorable procurement prices. Furthermore, our merchants may ask us for early payments for cash flow reasons. Accordingly, these may result in an unfavorable decrease in our negative net working capital position.

Our general business practice is to reflect the impact of inflation in our payroll and outsource staff expenses. A substantial portion of our other operating expenses are sensitive to the prevailing inflation although we negotiate and fix some of our unit costs, such as shipping expenses, at the beginning of each fiscal year. Elevated inflation beyond what we or our business partners envisage at the beginning of the year may result in additional unit cost increases for such expenses.  Our profitability remains sensitive to inflation trend throughout the year.

Exchange Rate Volatility

We are exposed to foreign exchange rate risks mainly between Turkish Lira and U.S. dollars. Although our income, expenses, assets and liabilities are primarily denominated in Turkish Lira, we also maintain non- Turkish Lira denominated assets and liabilities, primarily in U.S. dollars. As of December 31, 2021, 2020 and 2019 we maintained Turkish Lira equivalent assets in U.S. dollars of TRY 4,911.7 million, TRY 280.4 million and TRY 245.4 million, respectively, primarily consisting of cash, cash equivalents and financial investments. As of the same periods, we maintained Turkish Lira equivalent liabilities in U.S. dollars of TRY 649.7 million, TRY 246.7 million and TRY 155.6 million, respectively, primarily consisting of trade payables and payables to merchants and due to related parties.

If as of December 31, 2021 and 2020 and 2019, the U.S. dollar had strengthened or weakened by 10% against the Turkish Lira, with all other variables held constant, loss before income taxes would have been TRY 426.2 million lower/higher, TRY 3.4 million lower/higher and TRY 9.0 million lower/higher, respectively, in each case as a result of foreign exchange losses/gains on the translation of U.S. dollar assets and liabilities. We do not currently undertake any currency hedging to manage our exposure in Turkey to changes in foreign exchange rates because such hedging strategies are not available on commercially reasonable terms.

In 2021, the U.S. dollar appreciated 26.6% against the Turkish Lira, on average, as compared to 2020, with 41.5% of this happening in the fourth quarter of 2021. This has resulted in a TRY 2,014.4 million increase in foreign exchange gains from our U.S. dollar denominated bank deposits (including IPO proceeds) and financial investments. While we continue to hold considerable cash position denominated in U.S. dollars as at the date of this report and therefore any further Turkish Lira depreciation would have a positive impact on our financial statements, any sudden and significant changes in foreign exchange rates may have an adverse impact on our operating environment, and consequently our financial condition, revenue and results of operations. As in the case of inflation, the U.S. dollar appreciation has a negative impact on customers’ disposable income if increases in wages and salaries do not match such decline. Furthermore, U.S. dollar appreciation triggers a rise in oil prices, negatively impacting the costs of delivery service for merchants and in our Direct Sales.  In addition, U.S. dollar appreciation triggers a rise in prices of nearly any imported good, particularly consumer electronics almost immediately. While such price increases may suggest a cost benefit in Direct Sales over existing inventory, this may decrease consumption levels should consumers’ purchasing power not stay at the same levels.

Russia’s War in Ukraine

Russia has become Turkey’s second largest trading partner and the largest supplier of natural gas to Turkey but tensions between Turkey and Russia have arisen from time to time. Russia commenced a full-scale military invasion of Ukraine in February 2022. In response, a number of countries have imposed sanctions on Russia, select Russian companies and select Russian nationals. Heightened tensions between Turkey and Russia, the United States or any other international trading partners could lead to instability and negative macroeconomic conditions and the Turkish economy, such as disruption of trading relationships, affecting Turkey’s anticipated tourism income, energy prices and agricultural commodity prices. See Item 3.D. “Risk Factors—Risks from events affecting Turkey’s relationship with Russia.”

Segments

Our Company is comprised of one reportable segment, namely e-commerce operations, therefore we do not present any segment information in our financial statements.

Summary Consolidated Financial and Other Data

The summary consolidated statement of comprehensive loss, consolidated balance sheet and consolidated statement of cash flows as of and for the years ended December 31, 2021, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

We present our consolidated financial statements in Turkish Lira.

The summary consolidated financial and other data set forth below should be read in conjunction with the other sections of this “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Summary Consolidated Statement of Comprehensive Loss

	Year ended December 31,
	2021	2020	2019
	(audited)	(audited)	(audited)
	(thousand Turkish Lira)
Revenues	7,558,021	6,375,727	2,603,735
Cost of inventory sold	(5,709,482)	(4,849,148)	(1,847,109)
Shipping and packaging expenses	(952,565)	(540,496)	(195,352)
Payroll and outsource staff expenses	(806,063)	(325,233)	(180,787)
Advertising expenses	(1,498,240)	(646,153)	(151,517)
Technology expenses	(61,050)	(31,717)	(21,842)
Depreciation and amortization	(140,925)	(93,183)	(66,287)
Other operating expenses	(311,969)	(78,663)	(41,542)
Other operating income	78,745	7,854	1,816
Operating (loss)/income	(1,843,528)	(181,012)	101,115
Financial income	2,160,120	102,913	40,518
Financial expenses	(1,016,670)	(396,417)	(273,280)
Loss before income taxes	(700,078)	(474,516)	(131,647)
Taxation on income	—	—	—
Loss for the year	(700,078)	(474,516)	(131,647)
Actuarial losses arising on remeasurement of post-employment benefits	(3,290)	(1,984)	(1,222)
Total comprehensive loss for the year	(703,368)	(476,500)	(132,869)

Summary Consolidated Balance Sheet

	As of December 31,
	2021	2020	2019
	(audited)	(audited)	(audited)
	(thousand Turkish Lira)
Current assets	7,085,012	1,689,831	779,766
Non-current assets	796,351	275,126	176,235
Total assets	7,881,363	1,964,957	956,001
Current liabilities	5,000,549	2,656,145	1,206,805
Non-current liabilities	204,638	96,144	60,028
Equity	2,676,176	(787,332)	(310,832)
Total equity and liabilities	7,881,363	1,964,957	956,001

Summary Consolidated Statements of Cash Flows

	Year ended December 31,
	2021	2020	2019
	(audited)	(audited)	(audited)
	(thousand Turkish Lira)
Cash and cash equivalents at beginning of the year(1)	592,281	281,982	136,218
Net cash provided by operating activities	89,476	441,361	363,780
Net cash used in investing activities	(1,095,785)	(99,947)	(53,340)
Net cash provided by/ (used in) financing activities	3,291,191	(18,887)	(170,721)
Net increase in cash and cash equivalents	2,284,882	322,527	139,719
Effects of exchange rate changes on cash and cash equivalents	935,442	(12,228)	6,045
Cash and cash equivalents at end of the year(1)	3,812,605	592,281	281,982

(1) “Cash and cash equivalents at beginning of the year” and “Cash and cash equivalents at end of the year” in our consolidated statements of cash flows exclude interest accrual. For a detailed a discussion and reconciliation to “Cash and cash equivalents” in our consolidated balance sheet, see note 3 to our consolidated financial statements included elsewhere in this annual report.

Key Indicators of Operating and Financial Performance and Non-IFRS Measures

We regularly review a number of metrics, including the following key operating and financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We believe these non-IFRS and operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS. The following measures used by our management to monitor and manage operational risk and financial performance. For information regarding the definitions, calculation and use of the Non-IFRS financial measures and KPIs, see “Presentation of Financial and Other Information — Use of Non-IFRS Financial Measures” and “Presentation of Financial and Other Information — Key Operating Performance Indicators.”

	As of, and for the year ended, December 31,
	2021	2020	2019
GMV (TRY in billions)	26.2	17.0	8.0
Marketplace GMV (TRY in billions)	17.8	10.0	5.3
Share of Marketplace GMV (%)	67.9	59.0	66.0
Gross Contribution (TRY in thousands)	1,848,539	1,526,579	756,626
Gross Contribution Margin (%)	7.1	9.0	9.4
EBITDA (TRY in thousands)	(1,702,603)	(87,829)	167,401
EBITDA as a percentage of GMV (%)	(6.5)	(0.5)	2.1
Free Cash Flow (TRY in thousands)	(124,102)	341,413	310,440
Number of orders (in millions)	53.5	34.9	22.3
Active Customers (in millions)	11.3	9.0	6.5
Net Working Capital (TRY in thousands)	(2,584,564)	(1,160,310)	(663,998)
(1)

EBITDA, Free Cash Flow and Net Working Capital are supplemental measures of our performance that are not required by or presented in accordance with IFRS. See “Presentation of Financial and Other Information — Use of Non-IFRS Financial Measures” and below for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

(2)

References to “GMV” are to gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants. For a discussion of GMV and its use, see “— Components of Our Results of Operations — GMV.”

(3)

References to “Marketplace GMV” are to the total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants. For a discussion of

GMV and its use, and the significance of measuring sales through our Marketplace as distinct from our Direct Sales, see “— Components of Our Results of Operations — GMV.”

(4)

References to “Share of Marketplace GMV” are to the portion of GMV sold through our Marketplace represented as a percentage of our total GMV. Share of Marketplace GMV is a metric used to understand the relative size of our Marketplace operations compared to our other operations, such as our Direct Sales. Accordingly, we believe that Share of Marketplace GMV provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

(5)

References to “Gross Contribution” are to revenues less cost of inventory sold. Gross Contribution is an indicator of our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that Gross Contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

The following table shows the calculation of Gross Contribution for the periods presented.

	For the year ended December 31,
	2021	2020	2019

	(audited)
	(in thousands Turkish Lira)
Revenues(a)	7,558,021	6,375,727	2,603,735
Cost of inventory sold(b)	(5,709,482)	(4,849,148)	(1,847,109)
Gross Contribution	1,848,539	1,526,579	756,626

(a)	See “—Components of Our Results of Operations—Revenues.”
(b)	See “—Components of Our Results of Operations—Operating Expenses.”
(6)	References to “EBITDA” are to profit or loss for the period plus taxation on income less financial income plus financial expenses plus depreciation and amortization.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this annual report because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating expense/(income). Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;
•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and
•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to loss for the years presented.

	Year ended December 31,
	2021	2020	2019

	(thousand Turkish Lira)
Loss for the year	(700,078)	(474,516)	(131,647)
Taxation on income	—	—	—
Financial income	(2,160,120)	(102,913)	(40,518)
Financial expenses	1,016,670	396,417	273,280
Depreciation and amortization	140,925	93,183	66,287
EBITDA	(1,702,603)	(87,829)	167,401

(7)	References to “Free Cash Flow” are to net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment.

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this annual report because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by operating activities for the periods presented.

	Year ended December 31,
	2021	2020	2019

	(thousand Turkish Lira)
Net cash provided by operating activities	89,476	441,361	363,780
Capital expenditures(a)	(214,790)	(100,107)	(53,558)
Proceeds from the sale of property and equipment	1,212	160	218
Free Cash Flow	(124,102)	341,413	310,440

(a) See “— Liquidity and Capital Resources— Material Cash Requirements—Capital Expenditures.”

(8)

References to “Net Working Capital” are to current assets (excluding cash, and cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities). Net Working Capital is presented as of December 31, 2021, 2020 and 2019. Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Net Working Capital in this annual report because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

Net Working Capital has limitations as a financial measure, and you should not consider it in isolation as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies calculate Net Working Capital differently. Because of these limitations, you should consider Net Working Capital alongside other financial performance measures, including current assets, current liabilities and our other IFRS results.

See “—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources—Net Working Capital” for a reconciliation of Net Working Capital to current assets and current liabilities.

Components of Our Results of Operations

Revenue

Our revenue consists of:

(i)	sales of goods revenue generated under our 1P-model Direct Sales operations;
(ii)	marketplace revenue comprising (a) Marketplace commission, (b) transaction fees and (c) other contractual charges to merchants;
(iii)	delivery services revenue generated under both 3P-model Marketplace and 1P-model Direct Sales operations, as well as delivery services provided to third parties outside of our online platform; and
(iv)	other service revenue generated from the use of our value-added services.

Sales of goods

We generate revenue from sales of goods in our 1P-model Direct Sales operations, by which we purchase goods from our suppliers and sell them to our customers. In our Direct Sales business, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers. Our customers have a right to return goods within 14 days from delivery and we ultimately recognize our sales of goods revenues net of return and cancellation allowances. We estimate future returns for the sales and we recognize a liability for the expected returns, as necessary.

Marketplace revenue

Our marketplace revenues consists of (a) Marketplace commission, (b) transaction fees and (c) other contractual charges to the merchants where:

(a)

Marketplace commission represents commission fees charged to merchants for selling their goods on our Marketplace, where upon sale of the goods, we charge our merchants a fixed rate commission based on the transaction value. We recognize Marketplace commission, net of returns and discounts, at the completion of the order delivery.

(b)	Transaction fees are charged to our merchants for each order received by them through our platform. Such fees are recognized as revenue at completion of the order;
(c)	Other contractual charges represent the charges to the merchants for late deliveries and cancelled orders. Such fees are recognized as revenue at the time the contractual rights are established.

Delivery service revenue

The delivery services are charged to our merchants, customers and suppliers, as the case may be, in both Marketplace and Direct Sales operations. Charges for delivery services also include revenue generated from last-mile delivery services to third parties (through our HepsiJet services).

Other service revenue

Other service revenue primarily comprises advertising revenue, fulfillment revenue, and other commission revenues.

GMV

We track our gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants.

GMV is the driver of our revenue, as a majority of our revenue is a function of our GMV. From time to time, the proportion between the sales through our Direct Sales and Marketplace businesses may change, which does not impact our GMV, however, these variations impact our revenue. In our Direct Sales business, we recognize revenue on a gross basis, net of return and cancellation allowances and in our Marketplace business we recognize revenue on a net basis, representing commission fees earned.

Accordingly, we measure the volume of our operations not on the basis of revenue, but rather on the basis of our GMV, which also includes cargo income (related to the products sold over our platform) and returns and cancellations, which are correlated with the volumes of goods sold on our platform.

Operating Expenses

Our operating expenses comprise (a) cost of inventory sold, (b) shipping and packaging expenses, (c) payroll and outsource staff expenses, (d) advertising expenses, (e) technology expenses, (f) depreciation and amortization, (g) other operating expense and (h) other operating income; where:

(a)

Cost of inventory sold consists of the purchase price of products, including supplier rebates and subsidies, write-downs and losses of inventories in our Direct Sales business. The cost of inventory sold also comprises inbound shipping costs that are already embedded in the purchase price of products;

(b)	Shipping and packaging expenses primarily consist of outbound shipping, logistics and packaging costs;
(c)

Payroll and outsource staff expenses primarily consist of all payroll and related expenses in addition to costs related to our outsourced personnel, however, payroll expenses for certain employees in the technology team who are responsible for website development are capitalized in our financial statements. Therefore our payroll and outsource stuff expenses excludes costs related to such employees;

(d)

Advertising expenses primarily consist of advertising costs, including digital and performance marketing efforts through search engines and sites in order to attract customers and merchants to our platform;

(e)

Technology expenses primarily consist of costs related to our information technology infrastructure, including the costs associated with maintaining our online platform, data centers and other operational expenses pertaining to our technological infrastructure;

(f)	Depreciation and amortization primarily consist of depreciation and amortization costs incurred in relation to our property and equipment, intangible assets and right of use assets;
(g)

Other operating expenses consists of expenses related to provision for Competition Authority investigation, of which the final decision is pending, utilities, consultancy, rent expenses, credit card processing, insurance, vehicle fuel, credit card chargebacks, internet line, irrecoverable value added tax, maintenance expenses, stationary, travel, provision for doubtful receivables and other expenses; and

(h)	Other operating income consists of income related to withholding tax return, depositary service, brand promotions, services charges, released provisions and other income.

Financial income

Financial income consists of foreign currency exchange gains, interest income and other income.

Financial expenses

Financial expenses consist of commission expenses due to early collection of credit card receivables, foreign currency exchange losses, interest expenses on bank borrowings, interest expenses on purchases, interest expenses on lease liabilities, fair value losses on financial assets at fair value and other expenses.

Taxation on Income

Taxation on income consists of tax calculated at enacted tax rate, effect of disallowable expenses, deferred income tax assets not recognized. We are subject to Turkish corporate income tax, and set aside tax provisions in our financial statements for the estimated charge based on its results for the period. Corporate tax is applicable to the taxable corporate income, which is calculated based on the statutory accounting profit by adding back the non-deductible expenses, and by deducting the tax-exempt earnings, other exempt income and other deductions (e.g., losses in previous periods, investment incentives utilized, specific allowances). The corporate income tax rate in Turkey was temporarily increased by 300bps to 25% to be applicable for 2021. The corporate income tax rate in Turkey was applied at 25% in 2021 and for taxable corporate income recognized in 2022, it will be applied at a rate of 23%.

A.Operating Results

Results of Operations

Below are our results of operations for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31,
	2021	2020	2019
	(audited)	(audited)	(audited)
	(in thousands Turkish Lira)
Revenues	7,558,021	6,375,727	2,603,735
Cost of inventory sold	(5,709,482)	(4,849,148)	(1,847,109)
Shipping and packaging expenses	(952,565)	(540,496)	(195,352)
Payroll and outsource staff expenses	(806,063)	(325,233)	(180,787)
Advertising expenses	(1,498,240)	(646,153)	(151,517)
Technology expenses	(61,050)	(31,717)	(21,842)
Depreciation and amortization	(140,925)	(93,183)	(66,287)
Other operating expenses	(311,969)	(78,663)	(41,542)
Other operating income	78,745	7,854	1,816
Operating (loss)/income	(1,843,528)	(181,012)	101,115
Financial income	2,160,120	102,913	40,518
Financial expenses	(1,016,670)	(396,417)	(273,280)
Loss before income taxes	(700,078)	(474,516)	(131,647)
Taxation on income	—	—	—
Loss for the year	(700,078)	(474,516)	(131,647)
Items that will not be reclassified to profit or loss:
Actuarial losses arising on remeasurement of post-employment benefits	(3,290)	(1,984)	(1,222)
Total comprehensive loss for the year	(703,368)	(476,500)	(132,870)

Year Ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Below is our revenue, broken down by source, for the years ended December 31, 2021 and 2020 and as a percentage of total revenue:

	Year ended December 31,
	2021		2020		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Sales of goods	6,134,367	81.2	5,301,943	83.2	832,424	15.7
Marketplace revenues	601,322	8.0	603,249	9.5	(1,927)	-0.3
Delivery services revenue	740,179	9.8	445,891	7.0	294,288	66.0
Other	82,153	1.1	24,644	0.4	57,509	233.4
Revenues	7,558,021	100.0	6,375,727	100.0	1,182,295	18.5

Our revenue increased by TRY 1,182,295 thousand or 18.5%, to TRY 7,558,021 thousand in the year ended December 31, 2021 from TRY 6,375,727 thousand in the year ended December 31, 2020. This increase was primarily attributable to a TRY 832,424 thousand or 15.7% increase in our revenues generated from sales of goods and a TRY 294,288 thousand or 66.0% increase in our delivery services revenue offsetting the TRY 1,927 thousand or 0.3% decline in Marketplace revenue.

The increase in our revenue was primarily attributable to the growth in the number of Active Customers to 11.3 million as of December 31, 2021, up from 9 million as of December 31, 2020 (representing an increase of 25.6%), and the increase in the number of orders to 53.5 million for the year ended December 31, 2021 from 34.9 million for the year ended December 31, 2020 (representing an increase of 53.4%). The strong growth in Active Customers and number of orders led to 54.0% growth of GMV. Despite the GMV growth, the growth of our revenue from sales of goods and the growth of Marketplace revenue was slower at 15.7% and negative 0.3% respectively, mainly due to the 8.9 percentage points shift in GMV mix in favor of Marketplace sales and a 5.7 times more customer discounts in 2021 compared to 2020 in response to the slowdown in market growth rate and intensified competition. Having strengthened its presence in the market with coverage of 81 cities, HepsiJet gradually expanded its delivery volume for third parties to optimize its capacity utilization. This has also contributed to the growth of our delivery service revenue.

The 0.3% decline in Marketplace revenue was mainly due to higher customer discounts, particularly in the third quarter of 2021. Because customer discounts are deducted from the revenues, our annual Marketplace revenue remained almost flat compared to the last year.

The TRY 57,509 thousand increase in other revenue is mainly driven by the increase in HepsiAd (our advertising platform) and HepsiLojistik (our fulfillment services provider) revenue streams. In 2021, HepsiAd continued to penetrate our merchant base with its advertisement offering. Similarly, since its launch in early 2021, HepsiLojistik continued to expand, serving 191 merchants by the end of 2021.

The annual CPI as at the end of third quarter of 2021 was 19.6% while this increased to 19.9% in October 2021, 21.3% in November 2021 and sharply to 36.1% in December 2021. For the year ended December 31, 2021, our average sale price increase was lower than the level of announced annual CPI for the year. Despite the increase in the annual CPI in the fourth quarter of 2021, our average sale price increase was lower, mainly due to continued sale of inventory on hand, shift in customer demand for more affordable alternatives, and high campaign season during the fourth quarter.

Operating Expenses

Below are our operating expenses, broken down by category, for the years ended December 31, 2021 and 2020 and as a percentage of total revenue:

	2021		2020		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Cost of inventory sold	(5,709,482)	75.5	(4,849,148)	76.1	(860,334)	17.7
Shipping and packaging expenses	(952,565)	12.6	(540,496)	8.5	(412,069)	76.2
Payroll and outsource staff expenses	(806,063)	10.7	(325,233)	5.1	(480,830)	147.8
Advertising expenses	(1,498,240)	19.8	(646,153)	10.1	(852,087)	131.9
Technology expenses	(61,050)	0.8	(31,717)	0.5	(29,333)	92.5
Depreciation and amortization	(140,925)	1.9	(93,183)	1.5	(47,742)	51.2
Other operating expense	(311,969)	4.1	(78,663)	1.2	(233,306)	296.6
Other operating income	78,745	(1.0)	7,854	(0.1)	70,891	902.6
Operating expenses	(9,401,549)	124.4	(6,556,739)	102.8	(2,844,810)	43.4

Our operating expenses increased by TRY 2,844,810 thousand or 43.4% to TRY 9,401,549 thousand for the year ended December 31, 2021 from TRY 6,556,740 thousand for the year ended December 31, 2020.

This increase was primarily attributable to an increase of TRY 860,334 thousand (or 17.7%) in our cost of inventory sold. This increase was primarily due to TRY 832,424 thousand increase in our Direct Sales business.

The increase in our operating expenses in 2021 was also attributable to an increase in our advertising expenses. Our advertising expenses increased TRY 852,087 thousand, or 131.9%, as we continued investment in our brand and growth drivers (number of Active Customers, frequency of purchases per Active Customer, number of Active Merchant, and number of products and services offered). While we achieved strong improvement in all growth drivers, GMV growth became costlier as compared to prior years due to a more intense competitive environment, particularly in the second half of the year, as both the need for advertising and the unit cost of advertising continued to increase.

The increase in our operating expenses in 2021 was also attributable to an increase in our payroll and outsource staff expenses. Payroll and outsource staff expenses increased by TRY 480,830 thousand or 147.8% due to the 59% increase the number of full-time and outsourced employees (excluding those employees who are employed for the development of our website and whose costs are capitalized as per IFRS) hired for core operations and for our strategic assets, along with the impact of approximately 19% increase in annual salary expense and the TRY 26,190 thousand increase in annual bonus accrual. Share based payment expenses booked in 2021 at an amount of TRY 206.5 million (covering the payment for both the cash settled part and the provision for expense for share-based payment award), as compared to nil in 2020, also contributed to the total rise in payroll and outsource staff expenses.

In 2021, a TRY 412,069 thousand increase in shipping and packaging expenses also contributed to the increase in our operating expenses. The increase in shipping and packaging expenses, was mainly driven by the 53.4% increase in number of orders and approximately 25% rise delivery fee per unit applied by our delivery partners.  Due to the rising share of our own last-mile delivery service (Hepsijet) in total delivery volume in 2021, the growth of shipping and packaging expenses was slower than the compounded impact of the increase in number of orders and unit prices and the increase in delivery fee per unit.

Other operating expenses, which mainly includes insurance, provision for Competition Authority investigation, consultancy and other service costs, increased by 296.6% from TRY 78,663 thousand for the year ended December 31, 2020 to TRY 311,969 thousand for the year ended December 31, 2021. This increase was largely attributable to the provision for Competition Authority investigation, increase in rising insurance and consultancy expenses in relation to IPO process and services related to being a publicly listed company. Other operating income which mainly includes withholding tax return income and ADS depositary service income, increased by 70,891 thousand from TRY 7,854 thousand in December 31, 2020 to TRY 78,745 thousand in December 31, 2021. This increase was largely attributable to the increase in withholding tax return income and ADS depositary service income collected under the depositary service agreement for seven-year period that was signed between the Company and depositary bank and which is recognized as income on a pro-rata basis.

EBITDA

For the year ended December 31, 2021, EBITDA was negative TRY 1,702,603 thousand, compared to negative TRY 87,829 thousand in 2020. This corresponds to a 6.0 percentage points decline in EBITDA as a percentage of GMV in 2021 compared to the last year. This was driven by 1.9 percentage points decrease in Gross Contribution margin, 1.9 percentage points rise in advertising expenses, 1.2 percentage points rise in payroll and outsource staff expenses and 1.0 percentage rise in other operating expense items.

Financial Income

Our financial income increased by TRY 2,057,207 thousand, to TRY 2,160,120 thousand for the year ended December 31, 2021 from TRY 102,913 thousand for the year ended December 31, 2020. This increase was primarily attributable to the increase in foreign exchange gains as a result of the 26.6% appreciation of the U.S. dollar against the Turkish Lira as compared to 2020 from our U.S. dollar denominated bank deposits and financial investments which increased primarily as a result of the IPO proceeds of US$469.3 million.

Financial Expenses

Our financial expenses increased by TRY 620,253 thousand, or 156.5%, to TRY 1,016,670 thousand for the year ended December 31, 2021 from TRY 396,417 thousand for the year ended December 31, 2020. This increase was primarily attributable to a TRY 298,646 thousand increase in foreign exchange losses from our U.S dollar denominated trade payables due to the significant appreciation of the U.S. dollar against the Turkish Lira as compared to 2020. The increase in our financial expenses was also due to a TRY 236,028 thousand increase in commission expenses related to early collection of credit card receivables due to; (i) the rise in annual effective interest rates, (ii) the increase in our GMV and (iii) shorter collection days compared to 2020.

Net Loss for the Year

As a result of the factors discussed above, net loss for the year increased by TRY 225,562 thousand or 47.5%, to TRY 700,078 thousand in 2021 from TRY 474,516 thousand in 2020.

B.Liquidity and Capital Resources

Current Sources of Liquidity and Capital Resources

Our principal source of liquidity is the revenue generated from our Marketplace and Direct Sales operations, the cash received from IPO proceeds and uncommitted available credit limits from Turkish banking institutions.

As of December 31, 2021, we had cash and cash equivalents of TRY 3,813,469 thousand and financial investments of TRY 1,158,052  thousand, compared to cash and cash equivalents TRY 592,643 thousand as of December 31, 2020. Our cash and cash equivalents comprise cash in hand, bank deposits and highly liquid assets, whose original maturity is less than three months. Our financial investments are financial assets measured at fair value and consist of U.S. dollar based mutual funds that have mainly invested in sovereign and public sector debt instruments and time deposits denominated in U.S. dollar with a five-month maturity. See Note 4 to our annual consolidated financial statements included elsewhere in this annual report for further details. We held around 98.3% of our cash and cash equivalents (equivalent to USD 281,326 thousand) and 100% of financial investments in U.S. dollars (equivalent to USD 86,882 thousand) as of December 31, 2021. Our Registration Statement (File No. 333-256654) was declared effective by the SEC on June 30, 2021. On July 6, 2021, we completed our IPO with the delivery of 65,251,000 ADSs, each representing one Class B ordinary share, including 8,511,000 ADSs sold upon full exercise by the underwriters of their option to purchase additional ADSs, at a public offering price of $12.00 per ADS.  We issued 41,670,000 ADSs in our IPO and received approximately USD 469.3 million in net proceeds from our IPO after deducting underwriting commissions and discounts and the IPO expenses payable by us.

In order to have access to financing, we maintain credit limits with various Turkish banks. As of December 31, 2021 our total uncommitted credit limits amounted to TRY 2,567,857 thousand, available for cash and non-cash (i.e., letters of credit) utilizations as well as supplier and merchant financing operations. See Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing.” As of December 31, 2021 and December 31, 2020, our bank borrowings under these credit limits amounted to TRY 193,184 thousand and 347,436 thousand, respectively, all of which were short-term borrowings.

The following table summarizes our borrowings as of December 31, 2021, 2020 and 2019:

	As of December 31,
	2021	2020	2019

	(in thousands Turkish Lira)
Short-term bank borrowings	193,184	347,436	18,977
Long-term bank borrowings	—	—	—
Total bank borrowings	193,184	347,436	18,977

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing facilities as well as for a short-term liquidity source if and when required in the ordinary course of our operations. See Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing.” As of December 31, 2021, supplier and merchant financing facilities represented TRY 92,167 thousand of our short-term bank borrowings and the remainder pertained to other short-term bank borrowings utilized as a resource for liquidity.

Given the seasonality in our operations, historically, we would draw on short-term loans in the first quarter of the year (due to decreased sales after year-end and to provide a source of liquidity) and repay a substantial amount in the second half of the year (as we generate cash through our operations). Due to this cycle, a significant portion of the utilized amounts are not outstanding as of the relevant balance sheet date. In the second half of the year 2021, given significant IPO proceeds, we did not draw a significant amount on short-term loans. As of December 31, 2021, our short-term borrowings amounted to TRY 101.0 million (excluding supplier and merchant financing loans).

All of our bank borrowings are denominated in Turkish Lira and are utilized under Turkish law governed general credit agreements with standard terms.  As of December 31, 2021, the average annual effective interest rate for our bank borrowings was 23.25% and the average annual effective interest rate for supplier and merchant financing loans was 25.19% while these rates in 2020 were 19.89% and 19.10%.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2021, 2020 and 2019.

	For the year ended December 31,
	2021	2020	2019

	(in thousands Turkish Lira)
Cash and cash equivalents at beginning of the year	592,281	281,982	136,218
Net cash provided by operating activities	89,476	441,361	363,780
Net cash used in investing activities	(1,095,785)	(99,947)	(53,340)
Net cash provided by/(used in) financing activities	3,291,191	(18,887)	(170,721)
Net increase in cash and cash equivalents	2,284,882	322,527	139,719
Effects of exchange rate changes on cash and cash equivalents	935,442	(12,228)	6,045
Cash and cash equivalents at end of the year	3,812,605	592,281	281,982

Net cash provided by operating activities

Net cash provided by operating activities decreased by TRY 351,885 thousand, or 77%, to TRY 89,476 thousand in 2021 from TRY 441,361 thousand in 2020. This decrease was primarily due to the increase in combined effect of our loss before income tax and the operating cash adjustments in our cash flows statement; in the amount of TRY 928,649 thousand. Furthermore, the decrease in net cash provided by operating activities was also due to the increase in change in inventories of TRY 446,296 thousand, and the increase in change in other assets (mainly including VAT receivables) of TRY 337,057 thousand. The decrease in our net cash provided by operating activities is offset by (i) TRY 1,026,673 thousand increase in changes in trade payables and trade payables to merchants, (ii)

TRY 218,153 thousand increase in change in other liabilities (mainly includes American Depository Shares (“ADS”) fees), and (iii) TRY 84,807 thousand increase in change contract assets.

Net cash used in investing activities

In 2021, net cash used in investing activities increased by TRY 995,838 thousand, or 996%, to TRY 1,095,785 thousand from TRY 99,947 thousand in 2020. This increase was primarily due to the purchase of financial investments amounting to TRY 882,207 thousand and a TRY 214,790 thousand increase in our tangible and intangible assets acquisitions for our growing operations.

Net cash provided by / (used in) financing activities

In 2021, net cash provided by financing activities increased by TRY 3,310,078 thousand, to positive TRY 3,291,191 thousand from negative TRY 18,887 thousand in 2020. This increase was primarily due to proceeds at an amount of TRY 4,081,606 thousand upon the completion of our IPO in July 2021. This was partially offset by TRY 703,034 thousand net increase in relation to lease and interest payments.

Free Cash Flow

For the year ended December 31, 2021, our Free Cash Flow decreased to negative TRY 124,102 thousand in 2021 from positive TRY 341,413 thousand in 2020. This decrease was mainly driven by TRY 351,885 thousand decrease in net cash provided by operating activities. Net cash provided by operating activities decreased by TRY 351,885 thousand, or 77%, to TRY 89,476 thousand in 2021 from TRY 441,361 thousand in 2020. This decrease was primarily due to the increase in combined effect of our loss before income tax and the operating cash adjustments in our cash flows statement; in the amount of TRY 928,649 thousand. Furthermore, the decrease in net cash provided by operating activities was also due to the increase in change in inventories of TRY 446,296 thousand, and the increase in change in other assets (mainly including VAT receivables) of TRY 337,057 thousand. The decrease in our net cash provided by operating activities is offset by (i) TRY 1,026,673 thousand increase in changes in trade payables and trade payables to merchants, (ii) TRY 218,153 thousand increase in change in other liabilities (mainly includes American Depository Shares (“ADS”) fees), and (iii) TRY 84,807 thousand increase in change contract assets.

Net Working Capital

References to “Net Working Capital” are to current assets (excluding cash and cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

	As of December 31,
	2021	2020	2019

	(in thousands Turkish Lira)
Current assets	7,085,012	1,689,831	779,766
Cash and cash equivalents	(3,813,469)	(592,643)	(282,304)
Financial investments	(1,158,052)	—	—
Current liabilities	(5,000,549)	(2,656,145)	(1,206,805)
Bank borrowings, current	193,184	347,436	18,977
Lease liabilities, current	109,310	51,211	26,367
Net Working Capital	(2,584,564)	(1,160,310)	(663,998)

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. See “—Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures” and “Presentation of Financial and Other Information” for more information.

Net Working Capital increased to negative TRY 2,584,564 thousand as of December 31, 2021 from negative TRY 1,160,310 thousand as of December 31, 2020. TRY 1,424,254 thousand increase in negative net working capital was mainly driven by TRY

2,037,600 thousand increase in trade payables and payables to merchants, TRY 68,543 thousand increase in contract liabilities and merchant advances offset by TRY 869,339 thousand increase in inventories.

Our trade payables and payables to merchants mainly include trade payables to retail suppliers (for merchandise purchased for our 1P-model business) and trade payables to service providers and to merchants (representing payables related with the products delivered by our merchants to our customers). As of December 31, 2021, our trade accounts payable and payables to merchants amounted to TRY 4,062,149 thousand. Our trade payables and payables to merchants increased by TRY 2,037,600 thousand, compared to December 31, 2020, mainly due to a higher volume of inventory procurements in the fourth quarter of 2021 and increased service payables such as advertising, shipping and other operational expenses.

As of December 31, 2021, the average maturity of our outstanding trade payables and payables to merchants were 42 days for suppliers and 21 days for merchants compared to 53 days and 21 days, respectively as of December 31, 2020. The decline in the average maturity of outstanding trade payables from 53 to 42 days was mainly due to our continued inventory purchases in December 2021 with shorter payment terms for Direct Sales operations to mitigate our exposure to global supply chain shortages and to secure adequate supplies for sales on our platform in the first quarter of 2022. Therefore, our inventory balance as at December 31, 2021 is TRY 869,339 thousand higher, compared to December 31, 2020.

Our trade receivables mainly include trade receivables related to checks received through corporate sales, credit card receivables, receivables from suppliers (receivables under rebate invoices issued to the suppliers where our rebate receivables from a supplier exceed the payables owed to that specific supplier at the reporting date and the net receivable from that specific supplier is classified in trade receivables) and receivables of HepsiJet from its customers. As of December 31, 2021, our trade receivables amounted to TRY 224,691 thousand, compared to TRY 157,107 thousand as of December 31, 2020, mainly due extension of credit card receivables days with selected banks.

Also, due to increase in our daily GMV levels in the fourth quarter 2021 compared to the same period of last year, contract liabilities and merchant advances increased by TRY 68,543 thousand, contributing to the increase in our negative net working capital.

The average maturity of our trade payables exceeds the average maturity of our trade receivables and due to our high rate of inventory turnover, we maintain a negative net working capital position.

The continued negative net working capital position is mainly due to the use of cash to pay the following:

•	operating expenses such as:
o	advertising expenses (TRY 1,498,240 thousand, TRY 646,153 thousand and TRY 151,517 thousand for the years ended December 31, 2021, 2020 and 2019 respectively),
o

shipping and packaging expenses (net of delivery service revenues) (TRY 212,836 thousand, TRY 94,605 thousand and TRY 19,059 thousand for the years ended December 31, 2021, 2020 and 2019 respectively),

o	payroll and outsource staff expenses (TRY 806,063 thousand, TRY 325,233 thousand and TRY 180,787 thousand for the years ended December 31, 2021, 2020 and 2019 respectively),
•	capital expenditures (TRY 214,790 thousand, TRY 100,107 thousand and TRY 53,558 thousand for the years ended December 31, 2021, 2020 and 2019 respectively, also see “— Capital Expenditures”).

Material Cash Requirements

As of December 31, 2021 and December 31, 2020, our outstanding debt (including trade payables, bank borrowings and lease liabilities) was TRY 4,466.6 million and TRY 2,516.0 million, respectively. Our current investments mainly focus on capital expenditures, which we expect to significantly increase in 2022 due to depreciation of the Turkish Lira, increases in inflation and expansion of our strategic assets. We may also invest in our strategic assets and new business as part of our growing ecosystem. See “—Capital Expenditures” below.

Inflationary price increases impacting the cost of inventories, payroll costs, shipping costs, and other operating expenses have had, and are expected to continue to have, an increasing demand on our cash requirements. Additionally, the high inflationary environment in Turkey may result in a decline in customer demand which may lead to a decrease in our GMV compared to our targets and accordingly we may consider offering higher customer discounts to stimulate any slowdown in demand which may lead to a lower Gross Contribution. Consequently, we may require additional funding from sources other than our operations for working capital needs.

We may consider inorganic growth opportunities to expand our operations. Such acquisitions may result in additional cash requirement and funding.

Our BNPL product and our planned consumer financing product will result in additional cash requirements which we may prefer to finance through bank borrowings.

Furthermore, from time-to-time, we are required to provide financial assurance to third parties and in connection with such obligations, we obtain letters of credit for our suppliers. Such off-balance sheet commitments may result in an increase in our financial expenses.

Capital Expenditures

Our capital expenditures primarily relate to the expansion of our business and activities and include, among other things, (i) website development costs, (ii) acquisition of furniture and fixtures, (iii) costs related to the acquisition of software and rights (licenses), (iv) leasehold improvements, (v) acquisition of motor vehicles, and (vi) advances given in relation to purchase of property and equipment.

The following table summarizes our capital expenditures for the years ended December 31, 2021, 2020 and 2019:

	As of December 31,
	2021	2020	2019

	(in thousands Turkish Lira)
Website development costs	158,833	62,764	29,957
Furniture and fixtures	44,167	24,400	5,628
Acquired software and rights	14,563	9,607	13,933
Leasehold improvements	8,403	1,898	3,876
Motor vehicles	1,021	790	45
Other	1,556	—	118
Advances given	—	648	—
Total capital expenditures(1)	228,543	100,107	53,558
(1)

Total capital expenditure reported in our statements of cash flow does not reconcile with the total capital expenditure noted in this table due to the capitalization of personnel bonus provision related to direct employee costs which amounted to TRY 13,753 thousand as of December 31, 2021.

For the years ended December 31, 2021 and 2020, our capital expenditures were TRY 228,543 thousand and TRY 100,107 thousand, respectively. Of the TRY 128,436 thousand increase in 2021, the TRY 96,069 thousand increase was due to the increase in website development costs primarily consisting of the costs of employees who are employed for the development of website and whose costs are capitalized as per IFRS.  Our capital expenditures related to the development of our strategic assets in 2021 was mainly for the expansion of HepsiJet. In 2021, capital expenditures for HepsiJet amounted to approximately 15% of our total capital expenditure.

For the year 2022, we expect a significant increase in our capital expenditure mainly due to (i) our larger technology employee base working on website development and whose costs are capitalized (ii) roughly 25% of total capital expenditure being in U.S. dollar such as notebooks, PCs, other IT equipment where we expect approximately 65% appreciation of the U.S. dollar against the Turkish Lira in 2022 (iii) higher inflation level compared to 2021 which we have assumed to be at around 40% on average for the full year 2022 (iv) higher investment in our strategic assets primarily for further expansion of HepsiJet and product development of Hepsipay. For the year ended December 31, 2022, we anticipate that HepsiJet will again account for approximately 15% of total capital expenditure and Hepsipay will account for approximately 12% of total capital expenditure (compared to approximately 2% in 2021).

As at December 31, 2021, outstanding purchase commitments, primarily for the purchase of information technology equipment and other services, amounted to approximately TRY 105,954 thousand, of which TRY 96,067 thousand is payable within less than 12 months and the remaining TRY 9,887 thousand is payable within 1 to 5 years.

Anticipated Sources of Funds

As we operate with negative net working capital, we fund our payables through the cash generated from our operations.

We expect that we will maintain our negative net working capital position and we will fund our debt as well as our purchase commitments through our current cash and cash equivalents, cash generated from operations and available funds to the extent available to us under our existing debt facility.

We believe that our current cash, cash equivalents and cash expected to be generated from operations will be sufficient to meet our obligations for at least the next 18 months starting from December 31, 2021. In conjunction with evaluating our ability to continue as a going concern, we have considered factors that may significantly impact our evaluation, including the competitive environment and customer demand, our ability to defer or cancel uncommitted capital expenditures and our ability to lower our advertising spending as well as to reduce our operating expenses, and the impact of inflationary environment which may increase our costs and diminish our profitability. See also Item 3.D. “Risk Factors—As a result of a trend of inflation in Turkey, the Turkish Lira is to be treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.” Additional factors that have recently arisen and which may have an adverse impact on this going concern assessment include the following: (i) in an inflationary environment, our merchants and product suppliers may request shorter payment terms, which may result in lower negative net working capital position and (ii) any regulatory change that would limit our operational capabilities resulting in lower GMV generation may also result in lower negative net working capital.

We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Given the dynamic nature of the market we operate in, the volatility in the capital markets, the current status of our business, rising inflation and interest rates, supply chain challenges, as well as the uncertainty due to the war between Russia and Ukraine and continuing impact of COVID-19 pandemic on our business operations, we are currently unable to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macroeconomic conditions set forth above persist a sustained period of time. See also Item 3.D. “Risk Factors— Risks Relating to Our Business and Industry—We may need to raise additional funds to finance our future capital needs including investing in growth and technology, which may prevent us from growing our business.”

The current economic environment and market conditions could limit our ability to borrow funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. Additional debt would result in increased financial expenses.

In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, restructuring plans or strategic options in relation to our strategic assets, and renegotiating for more favorable payment terms with our suppliers. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. We cannot, however, assure you that any such options will materialize or be available to us on commercially acceptable terms or at all.

Indemnification Agreement

On April 11, 2022, we entered into indemnification agreements with each of our directors and executive committee members that comprise of our senior management. Such indemnification agreements represent off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that we believe are material to investors.  For more information on our indemnification agreements, see Item 7.A. “Major Shareholders and Related Party Transactions—Related Party Transactions—Directors’ and Officers’ Indemnification and Insurance Arrangements,” and Exhibit 4.16 hereto.

C.Research and Development, Patents and Licenses, etc.

We carry out our research and development activities at our two R&D Centers, both of which are located in Istanbul and certified by the Ministry of Science, Industry, and Technology. Our projects encompass a wide range including recommendation engines, search engines, customer personalization, payment systems, as well as fraud prevention.

Along with our existing trademarks and pending trademark filings, certain components of our website and mobile applications, including the design, codes, website and mobile application contents, images, software integrations and interfaces are under copyright protection under Turkish copyright regulations. As of December 31, 2021, we hold one patent in Turkey and had a total of ten pending patent applications.  See Item 4.B. “Information on the Company—Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to TCC and our articles of association.

Board of Directors

Our board of directors is composed of nine members. The following table sets forth the name, age, position, initial year of appointment and expiration of current term for the current members of our board of directors as of the date of this annual report. Unless otherwise stated, the business address of all directors is Kuştepe Mahallesi Mecidiyeköy Yolu Cadde no: 12 Kule 2 K2 Şişli Istanbul, Turkey.

Name(1)	Age	Position	Expiry of term
Hanzade Vasfiye Doğan Boyner(1)	49	Chairwoman	May 25, 2024
Erman Kalkandelen(2)	40	Deputy Chair	May 25, 2024
Mehmet Murat Emirdağ	43	Board Member, Chief Executive Officer	May 25, 2024
Halil Korhan Öz	52	Board Member, Chief Financial Officer	May 25, 2024
Mehmet Erol Çamur(3)	56	Board Member	May 25, 2024
Cemal Ahmet Bozer	61	Board Member (Independent)	May 25, 2024
Vuslat Doğan Sabancı(1)	51	Board Member	May 25, 2024
Tolga Babalı	46	Board Member	May 25, 2024
Tayfun Bayazıt	64	Board Member (Independent)	May 25, 2024
(1)	Hanzade Vasfiye Doğan Boyner and Vuslat Doğan Sabancı are siblings.
(2)

Erman Kalkandelen is the representative of Franklin Templeton Turkey, and is also a director of TurkCommerce B.V., one of our principal shareholders. His business address is Ferko Signature, Buyukdere Caddesi no: 175 Levent 34398 Istanbul, Turkey.

(3)	As disclosed in our IPO prospectus, Mehmet Erol Çamur is expected to resign from his current position on the board of directors to be replaced by an independent director.

The following is a brief summary of the business experience of our directors.

Hanzade Vasfiye Doğan Boyner

Hanzade Vasfiye Doğan Boyner is our founder and has served as the chair of our board of directors since she founded Hepsiburada in 2000. Ms. Doğan is an experienced entrepreneur and leader of e-commerce and technology businesses as well as blue-chip companies. In 2002, Ms. Doğan founded Nesine, one of Turkey’s leading sports betting platforms, and currently holds the position of chairwoman. From 2003 to 2007, Ms. Doğan was the chairwoman of Doğan Publishing, Turkey’s largest publishing company in terms of circulation at the time. From 2006 to 2010, Ms. Doğan was first a board member and then the chairwoman of Petrol Ofisi, Turkey’s main fuel-products distribution company and second largest corporation by revenue throughout that period.

Ms. Doğan is the founding board member and served as the Vice-Chairwoman of Global Relations Forum between 2009 and 2020. She has been a member of the Brookings Institute Board of Trustees since 2014. Ms. Doğan is a regular participant at the World Economic Forum and a Committee Member of the Digital Platforms and Ecosystems Initiative. Since 2012, Ms. Doğan has served as the chairwoman of the Aydın Doğan Foundation a not-for-profit organization with a social mobility mission.

Ms. Doğan holds a Bachelor’s degree in Economics from the London School of Economics and a Master of Business Administration from Columbia University where she continues to serve as a member of the Business School Board of Overseers.

Erman Kalkandelen

Erman Kalkandelen has served as a member of our board since August 2020. Mr. Kalkandelen currently serves as the CEO and Chairman of Franklin Templeton Turkey. Mr. Kalkandelen previously co-managed the Templeton Emerging Market Small Cap strategy. He is currently heading the private equity practice of Franklin Templeton in Turkey and CEE and focusing mainly on the technology industry. He is a member of the board of directors of Netlog Lojistik, Gözde Girişim and Gozde Tech Ventures, Fibabanka, Şok Marketler, Bleckmann, Penta Teknoloji and Bizim Toptan.

Mr. Kalkandelen holds a Master of Business Administration, with honors, from Sabanci University. During his MBA, he also studied strategic management at the Warrington School of Business Management, Florida University and graduated with honors from the Labor Economics Department of the Political Sciences Faculty, Ankara University.

Mehmet Murat Emirdağ

Mehmet Murat Emirdağ has served as Chief Executive Officer (CEO) since February 2019 and is a member of our board of directors. From 2017 until becoming CEO, Mr. Emirdağ served as an advisory member of our board.

Prior to Hepsiburada, Mr. Emirdağ held different executive and management roles at leading companies such as Instacart, Zynga, Microsoft and Unilever.

Mr. Emirdağ holds a Master of Business Administration from Columbia Business School and holds degrees in Chemical Engineering and Mechanical Engineering from Bosphorus University in Istanbul.

Halil Korhan Öz

Halil Korhan Öz has served as Chief Financial Officer (CFO) and member of the board of directors with Hepsiburada since 2014. Prior to Hepsiburada, Mr. Öz worked for Ernst & Young from 1994 to 2003, after which he worked as the CFO for Shell/Bechtel Joint Venture Energy Company, Nokia Networks, Real Estate Investment Fund by Merrill Lynch, Levi Strauss and Media Markt GmbH.

Mr. Öz holds an Economics (BA) degree from Istanbul University and since 2000 has been a member of the Turkish Chartered Public Accountants (CPA). Mr. Öz is the recipient of various awards including being listed as one of the 50 Most Influential CFOs in Turkey four times between 2016 and 2021.

Mehmet Erol Çamur

Mehmet Erol Çamur has been a member of our board of directors since 2015. Mr. Çamur worked for the Ministry of Finance from 1986 to 1995, and held management positions in the private sector for 5 years before joining Doğan Group in 2000. Mr. Çamur has been responsible for finance organizations at several Doğan Group companies. Currently, he serves as the Financial Affairs Coordinator for multiple entities under the Doğan Group.

Mr. Çamur holds a Bachelor’s degree in Political Science from Ankara University.

As disclosed in our IPO prospectus, Mr. Çamur is expected to resign from his current position on the board of directors to be replaced by an independent director.

Cemal Ahmet Bozer

Cemal Ahmet Bozer has been a member of our board of directors of since 2016. Mr. Bozer started his career at DeVry Institute of Technology in 1983 as an Assistant Professor. He joined the audit firm Coopers & Lybrand in Atlanta in 1985, serving in a variety of audit, consultancy and management roles. He later joined Coca-Cola and served in financial roles from 1990 to 1997. In 1994, he took a leadership role at Coca-Cola Bottlers of Turkey (now Coca-Cola Icecek) as Chief Financial Officer and became its Managing Director, reporting to a board of JV partners. Returning to Coca-Cola in 2000 as Division President, Eurasia, he soon assumed Middle East responsibilities, and in 2007 became Group President for Eurasia. In 2008 Mr. Bozer was named Group President & COO, Eurasia & Africa, where he led business activities in 90 countries and in 2012, he was named as President of Coca-Cola International in more than 200 countries/territories.

Mr. Bozer has a Bachelor’s degree in Management from the Middle East Technical University, Ankara, and a Master’s degree in Business in Information Systems from Georgia State. While at Coopers & Lybrand Mr. Bozer became a Certified Public Accountant.

Vuslat Doğan Sabancı

Vuslat Doğan Sabancı has been a member of our board of directors since 2020. Ms. Sabancı has over twenty years of experience in publishing and media. From 2004 to 2008, she served as the CEO of Hürriyet Publishing, Turkey’s foremost newspaper group, and as publisher from 2008 to 2018, during which time Hürriyet became a widely read and influential newspaper and Turkey’s largest digital content company. Prior to joining Hürriyet, Ms. Sabancı worked at The New York Times and The Wall Street Journal. Ms. Sabancı founded Hürriyet Emlak, one of Turkey’s leading real estate websites in 2016, and has been chairwoman since 2019. Ms. Sabancı sits on the board of a number of companies, including Doğan Group. Ms. Sabancı is a lifetime honorary board member of the International Press Institute (IPI) and serves on the Advisory Board of Columbia University’s Global Centers, as well as on the Columbia Global Leadership Council.

In 2006, Ms. Sabancı received UN Grand Award for outstanding achievement for her social justice campaigns. She is Vice President of the not-for-profit Aydın Doğan Foundation and a founding board member of Turkish Businesswomen Association and the not-for-profit organization Endeavor Turkey.

Ms. Sabancı holds a Bachelor’s degree in Economics from Bilkent University and completed her graduate studies in International Media and Communications at Columbia University’s School of International and Public Affairs.

Tolga Babalı

Tolga Babalı has been a member of our board of directors since May 2021. Since 2008 he has held several management roles in Doğan Holding and related companies in the Doğan Group and, since 2017, Mr. Babalı has served as a member of the executive committee of Doğan Şirketler Grubu Holding A.Ş. (“Doğan Holding”), with responsibility for financial and operational management. He has also served as board member or chairman of the board of directors of a number of Doğan Group companies.

Prior to joining the Doğan Group, Mr. Babalı worked for the Tax Inspection Board and Revenue Administration at the Ministry of Finance of Turkey from 1998 to 2008.

Mr. Babalı holds a Bachelor’s degree in Economics from Gazi University, Ankara, and is certified as a Sworn-in Certified Public Accountant and an Independent Auditor.

Tayfun Bayazıt

Tayfun Bayazıt joined our board of directors in July 2021 as an independent board member. After having received a BS degree in Mechanical Engineering (1980) and an MBA from Columbia University, New York, (Finance and International Business - 1983), Mr. Bayazıt started his banking career at Citibank in 1983.

He subsequently worked in executive positions within Cukurova Group for 13 consecutive years (Yapı Kredi as Senior EVP and Executive Committee Member, Interbank as CEO, Banque de Commerce et de Placements S.A. Switzerland as President and CEO). In 1999, he was appointed as Vice Chairman of Doğan Holding and an Executive Director of Disbank. In 2001 he assumed the CEO position at Disbank. In 2003, he was also appointed Chairman and was requested to remain as CEO of Fortis Turkey and the region in July 2005 after its acquisition. Subsequently, he was elected as Chairman of Fortis in 2006.

Mr. Bayazıt came back to Yapı Kredi in 2007 (at which time Yapı Kredi was owned by a joint venture of the UniCredit and the Koç Group) as CEO and two years later he was elected as Chairman. He served as chairman of all Yapı Kredi subsidiaries including Yapı Kredi Sigorta (property and casualty insurance) and Yapı Kredi Emeklilik (private pension and life) for 4 years. Yapı Kredi was the fourth largest high street bank in Turkey with subsidiaries in Holland, Bahrain and Russia, actively involved in mortgage lending among other individual banking activities with a strong digital focus.

Mr. Bayazıt left this post in August 2011 to set up his own firm “Bayazit Consulting Services.” He was then elected as the Country Chairman for MarshMcLennan Group (Marsh, Mercer and Oliver Wyman exist in Turkey) in September 2012 and serves on the board of directors of MLP Care (healthcare) and Coca Cola Icecek (bottling and distribution) as an independent director. He is also a board member at Aydem Enerji and Boyner companies.

He is a member of TUSIAD (Turkish Industrialists and Businessmen Association) High Advisory Board and takes an active role in other non-governmental organizations such as the World Resources Institute, Corporate Governance Association of Turkey. He is a member of the board of trustees of Bosphorus University and Turkish Education Volunteers Foundation.

Legal Proceedings Relating to Directors

Our founder and chairwoman Hanzade Vasfiye Doğan Boyner was a board member at Petrol Ofisi  A.Ş. (a major fuel company in Turkey which was listed on Borsa İstanbul until 2014) (“Petrol Ofisi”) as a representative of Doğan Holding A.Ş., a position she only held between May 2007 and December 2010. Following an investigation covering the period between 2004 and 2007, an investigation report was prepared in 2010 by inspectors of the Customs Ministry of the Republic of Turkey (“2010 Customs Investigation”) alleging that Petrol Ofisi deliberately misreported information relating to the total value of 56 import units of oil cargo imported between 2004 and 2007 in order to evade value added taxes of a total of approximately $1.2 million. This amount constituted less than 0.02% of the total taxes paid by Petrol Ofisi in the four years covered by the 2010 Customs Investigation. A total of three of the 56 import units of oil cargo within the scope of the 2010 Customs Investigation were imported during the time in which Ms. Doğan was a board member of Petrol Ofisi. The alleged tax evasion for such three units of oil cargo corresponded to less than $15,000 in alleged value added tax evasion.

Approximately six years following the conclusion of Ms. Doğan’s board membership at Petrol Ofisi, in March 2016, an Istanbul prosecutor submitted an indictment (the “2016 Indictment”), which was prepared based on the 2010 Customs Investigation. As per the 2016 Indictment, a total of 47 executives and board members, including among others, Aydın Doğan (the honorary chairman of Doğan Holding) and Ersin Özince (the former chairman of İş Bank, one of Turkey’s largest banks), neither of whom had any executive positions at Petrol Ofisi between 2004 and 2007, were accused of establishing an illegal organization for the purpose of engaging in criminal activities and violating Turkish anti-smuggling law (specifically, being involved in and financing an organization linked to claims of evasion of taxes on oil products). Doğan Holding is a family owned Turkish conglomerate, and until its full exit from the industry in May 2018, was one of Turkey’s largest media and broadcasting groups at the time of the 2016 Indictment, founded by Aydın Doğan, the father of our Founder.

In addition, according to publicly available documentation, the defendants also include various senior executives of the OMV Group (an Austrian multinational oil and gas company listed on the Austrian Stock Exchange), which purchased shares of Petrol Ofisi from Doğan Holding in 2006 and 2010.

Within the scope of the 2016 Indictment, a total of 47 executives have been accused of being members of the alleged illegal organization, including our Founder on the basis that she was a board member at Petrol Ofisi, a position she held between May 2007 and December 2010. Pursuant to Turkish law, all board members of companies allegedly involved in criminal activities can be ex officio charged with the crime despite any lack of actual or alleged personal involvement.

In addition to the 2016 Indictment prepared by the Public Prosecutor on the basis of the alleged findings in the 2010 Customs Investigation, five customs offices (at various locations in Turkey into which the 56 units of cargo were imported) notified Petrol Ofisi for the payment of the unpaid value added taxes as well as the penalties. Subsequently, Petrol Ofisi sought to cancel these payment notifications by filing five administrative lawsuits in the relevant courts (“Tax Lawsuits”). As of the date of this annual report, three of Tax Lawsuits have been completed with decisions in favor of Petrol Ofisi and are not subject to further appeal. Ms. Doğan and her legal advisors believe that the remaining two lawsuits are also likely to be resolved in favor of Petrol Ofisi, which would evidence the lack of any breach of tax or customs regulations alleged in the 2010 Customs Investigation (which was the basis of the 2016 Indictment).

As of the date of this annual report, the hearings relating to the charges contained in the 2016 Indictment continue, and although more than five years have passed since the start of the proceedings, the Istanbul 1st High Criminal Court still has not completed the taking of initial statements from all defendants. Under Turkish law, the initial statements must be taken before the court can proceed. The next hearing of the court is scheduled for May 2022. Ms. Doğan, her legal advisors and our management believe the allegations are entirely without merit. However, in case of an adverse result, she may be required to step down from her position as a director of the Company. See “Risk Factors — Risks Relating to Our Business and Industry — We depend upon our Founder, our senior management, our IT specialists and other talented employees to grow, operate and improve our business; if we fail to retain our Founder as a result of ongoing litigation or if we fail to attract, retain and motivate key personnel, our business could be adversely affected.”

Senior Management

Our executive officers are responsible for the management and representation of our company and were appointed by our board of directors.

The table below lists our senior management team, and sets forth certain information regarding each current member of our senior management as of the date of this annual report:

Name(1)	Age	Position
Mehmet Murat Emirdağ	43	Chief Executive Officer (“CEO”)
Halil Korhan Öz	52	Chief Financial Officer (“CFO”)
Murat Büyümez	36	Chief Commercial Officer (“CCO”)
Alexey Shevenkov	38	Chief Technology Officer (“CTO”)
Gürkan Çoskuner	43	Chief Information Officer (“CIO”)
Esra Beyzadeoğlu	44	Chief People & Culture Officer (“CPCO”)
Mehmethan Yallagöz(2)	51	Chief Logistics Officer (“CLO”)
Ender Özgün(2)	40	Chief Marketing Officer (“CMO”)
(1)	The business address for each of our officers is Kuştepe Mahallesi Mecidiyeköy Yolu Cadde no: 12 Kule 2 K2 Şişli Istanbul, Turkey.
(2)

As previously announced on our report on Form 6-K, furnished to the Commission on December 22, 2021, each of Mr. Galip Furkan Anarat, who served as Chief Growth & Data Officer, Ms. Mutlu Erturan, who served as Chief Business Officer, and Mr. Taner Timirci, who served as Chief Operating Officer (“COO”), resigned with effect as at December 31, 2021. Mr. Yallagöz was appointed as CLO with effect from December 31, 2021.  The role of CLO has replaced the previous role of COO and any responsibilities previously managed by the COO that are unrelated to logistics have been reallocated to other members of management.  The positions of Chief Growth & Data Officer and Chief Business Officer were eliminated and the responsibilities thereof reallocated to other members of management.

The following is a brief summary of the business experience of our executive officers.

Mehmet Murat Emirdağ

See above under “Board of Directors.”

Halil Korhan Öz

See above under “Board of Directors.”

Murat Büyümez

Murat Büyümez has served as Chief Commercial Officer (CCO) since September 2021. He served as Chief Strategy & Business Officer (CSBO) between January 2019 and August 2021. Mr. Büyümez was the Chief Investment Officer for Doğan Online in 2018. He started his career at J.P. Morgan in London and later worked for Mid Europa Partners in London and Istanbul offices. During this period, Mr. Büyümez served as a board member for several Mid Europa Partners’ portfolio companies.

Mr. Büyümez holds a Bachelor’s degree in Industrial Engineering from Bilkent University.

Alexey Shevenkov

Alexey Shevenkov joined as Chief Technology Officer (CTO) in December 2021. Mr. Shevenkov has significant experience having spent 16 years at Yandex, a leading Russian technology company, most recently as CTO of Yandex.Market, the group’s flagship online marketplace. He joined Yandex as a software developer in 2005 and went on to become head of software engineering in 2009, before assuming the role of CTO of Yandex.Market in 2016. He has overseen and participated in the launch of several e-commerce services at Yandex including Yandex.Market, Yandex.Uslugi, Yandex.Delivery, and Beru. Prior to Yandex, Mr. Shevenkov worked at Luxoft as a software developer.

Mr. Shevenkov holds a Master’s degree from Bauman Moscow State Technical University.

Gürkan Coşkuner

Gürkan Coşkuner has served as Chief Information Officer (CIO) since December 2021. He served as Chief Technology Officer (CTO) between April 2018 and December 2021. Mr. Coşkuner joined Hepsiburada in 2004, and has held various management roles since then, such as Chief Product Officer and Head of Technology and Software Development Manager.

Mr. Coşkuner has a Bachelor’s degree in Business Informatics from Marmara University.

Esra Beyzadeoğlu

Esra Beyzadeoglu has served as Chief People & Culture Officer (CPCO) since January 2021. From 2018 to 2021, Ms. Beyzadeoğlu was Chief Operating Officer, IT, Digital Banking, CRM and Operations at Alternatifbank. Ms. Beyzadeoğlu has held a number of executive and management roles at leading banks and consultancy firms, such as Alternatifbank, Akbank, Accenture, Ziraat Technology and Osmanli Bank, including roles leading the digital transformation projects for such companies.

Ms. Beyzadeoğlu holds an Executive Master of Business Administration from Sabanci University as well as a Bachelor’s degree in Industrial Engineering from Galatasaray University. She also participated in the Leadership Development Program of Koç University.

Mehmethan Yallagöz

Mehmethan Yallagöz has served as Chief Logistics Officer (CLO) since December 2021. From 2019 to 2021, he was the HepsiJet Managing Group Director. Prior to this role, he served as Logistics Group Director of Hepsiburada, having joined the Company in 2017. Prior to Hepsiburada, Mr. Yallagöz worked for Markafoni (an e-commerce company) as the logistics operations group director and for Yurtiçi Kargo (logistics firm) as the audit vice president and investigator. He advised several companies through his own logistics consultancy firm on logistics, parcel shipments and warehousing. He holds a Bachelor's degree in Business Administration from Uludağ University.

Ender Özgün

Ender Özgün has served as Chief Marketing Officer (CMO) since July 2021. Prior to Hepsiburada, Mr. Özgün worked in various positions at Vodafone Turkey, most recently as Corporate Sales Director, where his work focused on digital transformation, growth and value management, and segment strategies. He began his business career in 2005 at Procter & Gamble, where he held various managerial roles in the marketing department and focused on brand management, customer understanding, and communications strategy and execution.

He holds an MBA in Brand Management and Marketing Strategies from Bahçeşehir University in Istanbul and degrees in Industrial Engineering and Civil Engineering from Bosphorus University in Istanbul.

B.	Compensation

Cash Compensation

The compensation for each of our executive officers consists of the following elements: a base salary and a bonus based on the Company’s performance. Our current board members, with the exception of our independent non-executive board member, do not receive a fee for their service on our board. We do compensate all of our board members for all expenses incurred by them in relation to their board duties and attendance at all meetings of our board of directors. We have no service contracts with any of our directors providing for benefits upon termination of their board duties. We compensate each independent director with a fee for their attendance at board meetings and, where applicable, additional fees for their service as a committee member or a committee chairperson. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2021 was TRY 224.8 million.

Incentive Plan

In connection with our IPO, we adopted a share-based payment plan for our key management personnel as described in more detail below. This plan includes both cash and equity compensation components. The portions related to the cash components were dependent upon the occurrence of a successful IPO, which occurred in July 2021. The Company paid the cash compensation components of the plan in the fourth quarter of 2021 in the amount TRY 121.2 million.

The equity compensation components of the plan are triggered upon meeting certain “vesting” and “performance target” conditions. Settlement related to the vesting condition will be made partially on a pro rata basis in three specified vesting terms in accordance with the service period of the key management personnel considered within this program. As of December 31, 2021, the Company had recorded TRY 85.3 million as share-based payment expense.

As of December 31, 2021, no share-based payment provision has been recognized for the performance target-based payments since the relevant criteria have not yet been set.

General

On March 24, 2021, the board of directors adopted an Incentive Plan (“Incentive Plan”) for key executives and employees who contribute to our performance. The Incentive Plan took effect upon the company’s listing of its ADSs representing ordinary shares in connection with its IPO.

In accordance with the Incentive Plan, key executives and employees as determined by our board of directors, may be awarded (i) a cash based award, (ii) restricted stock units or (iii) performance stock units, as individual awards or in combination, to motivate and reward employees, attract and retain talent, and promote the success of the business.

(i) Cash Based Award:   Certain key executives and employees who are in the scope of the Incentive Plan and contributed to the works relating to the execution of this initial public offering of our ADSs were be entitled to cash award at the end of the 3rd month following the date of the IPO.

(ii) Restricted Stock Units (“RSUs”):   Key executives and employees who are in the scope of the Incentive Plan may be entitled to RSUs to encourage them to work in the Company for the periods specified below after the IPO.

(iii) Performance Stock Units (“PSUs”):   Key executives and employees who are in the scope of the Incentive Plan may be entitled to PSUs depending on their performance in the relevant period.

Plan administration

Our Incentive Plan is administered by the board of directors. Our board of directors consults with our corporate governance committee (which undertakes duties relating to remunerations) to receive their recommendations on the distribution of the awards under the Incentive Plan.

Eligibility

We may grant awards to key executives and employees (including our subsidiaries’), consisting of c-level executives, directors, managers, officers, employees, consultants and board members of our Company to be determined by the board of directors. As of March 25, 2021, we entered into individual agreements with ten of our key executives granting them the right to participate to the Incentive Plan.

Reserved Pool

As of the date of this annual report, the board of directors has reserved up to a maximum amount of 6,500,000 of our Class B ordinary shares (which may be represented by ADSs), constituting the total of RSUs and PSUs described above, to be used within the scope of the Incentive Plan. This constitutes approximately 2.3% of our share capital prior to the initial public offering, and approximately 2.0% of our share capital following the initial public offering.

The maximum amounts specified above are subject to change based on the market capitalization of the Company on the date of the initial public offering.

Vesting schedule

RSUs and PSUs will generally vest in the three-year-period as specified below, following the end of 18 months after the date of the IPO:

• First Period: In the eighteenth (18th) month following the date of the initial public offering, up to 3,250,000 Class B ordinary shares may be issued;

• Second Period: In the twelfth (12th) month following the end of the First Period, up to 1,750,000 Class B ordinary shares may be issued;

• Third Period: In the twelfth (12th) month following the end of the Second Period, up to 1,500,000 Class B ordinary shares may be issued.

If fewer shares are issued for a specific period as a result of changes in the number of the Incentive Plan participants, duration of employment of such Incentive Plan participants and the actual performance recorded for a given period, the remaining shares allocated for a specific period can be used in the following period(s).

Terms of Awards

General

Any payment under the Incentive Plan (i.e. all of the cash based award, RSUs and the PSUs) is contingent upon the IPO Condition and on the employee’s continuing employment with the Company on the date of payment.

Cash Based Awards

RSUs

The RSU award is conditioned on the employee actually working for the Company on the date of payment specified above. At the discretion of the plan administrator, eligible employees whose employment will cease, other than those terminated for cause, may continue to receive RSUs until the date of the termination of employment.

PSUs

The PSU award is conditioned on the employee actually working for the Company on the date of payment specified above and that he or she performs the KPIs as determined by the board of directors in these periods.

Transfer Restrictions

All rights relating to vesting and cash awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge except in certain situations.

Amendment, Suspension and Termination

The board of directors, which is the plan administrator, has unilateral authority to change, suspend and terminate the Incentive Plan conditions. The Incentive Plan shall automatically expire on the tenth anniversary of the date of the IPO. Our board of directors and shareholders may terminate the plan at any time, in whole or in part.

Prior Incentive Plans

We had not implemented any incentive plan for employees until March 2021. We have only signed agreements with certain executives in the prior periods, including an exit bonus for the sale of the Company, but did not make any payments thereunder since the conditions were not met. With the establishment of the Incentive Plan in March 2021, all of these prior agreements were terminated.

Termination Benefits

Under Turkish labor law, we are required to pay termination benefits to each employee who has completed one year of service and whose employment is terminated without due cause, or who is called up for military service, dies or retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men).  See note 13 to our annual financial statements included elsewhere in this annual report.

C.Board Practices

For date of expiration of the current term of office on our directors and the period during which the person has served in that office, see “—Directors and Senior Management—Board of Directors” above.

For details of our arrangements with directors providing for their board service see “—Compensation” above.

Committees of the Board of Directors

Our board of directors has established an audit committee, a risk committee and a corporate governance committee to support it in its decision-making process and has adopted a written charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our board of directors is assisted by the Audit Committee. The Audit Committee currently consists of three board members. The Audit Committee consists of Cemal Ahmet Bozer, Halil Korhan Öz and Tayfun Bayazıt.

The Audit Committee assists our board of directors in its responsibility for oversight of (i) the integrity of our financial statements, (ii) the statutory auditors’ qualification and independence, (iii) the performance of the independent audit firm and our internal audit function, and (iv) our compliance with legal and regulatory requirements and environmental and social responsibilities. The Audit Committee is entitled to review information on any point it wishes to verify, and is authorized to acquire such information from any of our employees. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent audit firm. It establishes procedures for confidential complaints regarding questionable accounting or auditing matters. It is also authorized to obtain independent advice, including legal advice, with respect to an inquiry into any matter under its responsibility. It is entitled to call on the resources that will be needed for this task. It is entitled to receive reports directly from the independent audit firm, including reports with recommendations on how to improve our control processes.

The Audit Committee holds meetings at least once every quarter. The Audit Committee’s members are appointed by the Board from among the independent directors. Nasdaq Rule 5605(c)(2) requires that the Audit Committee is comprised of at least three independent directors.  As a newly public company, we are permitted to phase-in our compliance with independent audit committee requirements set forth in Nasdaq Rule 5605(c) and Rule 10A-3 as follows: (1) at least one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing.  Our one-year anniversary of listing on Nasdaq is July 1, 2022. Our board of directors has determined that Cemal Ahmet Bozer and Tayfun Bayazıt satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and we are relying on the independence phase-in rules with respect to the third independent member of the Audit Committee. The current members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the Exchange Act and Nasdaq. Moreover, our board has determined that Cemal Ahmet Bozer is an Audit Committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. The Audit Committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq. You are able to view our Audit Committee Charter on the corporate governance section of our website.

Risk Committee

The risk committee consists of a minimum of two board members, a majority of which are required to be independent directors. The members of the risk committee shall be elected from among the members of our board of directors or persons, not necessarily a member of the board of directors, but possessing the required skills for this position. Our risk committee currently consists of three members: Cemal Ahmet Bozer, Tayfun Bayazıt and Tolga Babalı. Our board of directors has determined that Cemal Ahmet Bozer and Tayfun Bayazıt are independent. This committee is responsible for the early detection of risks that pose a threat to the existence, development and continuation of the Company. Our risk committee conducts a review of the Company’s risk management policies at least once a year.

Corporate Governance Committee

The governance committee consists of a minimum of two board members, a majority of which are required to be the independent directors. The members of the governance committee are elected from among the members of our board of directors or persons, not necessarily members of the board of directors, but possessing the required skills for this position. Our governance committee currently consists of three members: Cemal Ahmet Bozer, Tayfun Bayazıt and Tolga Babalı.  Our board of directors has determined that Cemal Ahmet Bozer and Tayfun Bayazıt are independent. In addition, our CEO, Mr. Murat Emirdağ, participates in meetings of the corporate governance committee as an observer. Our governance committee is responsible for periodically reviewing the application of corporate governance principles by our board of directors and making recommendations to the board on corporate governance matters. Our governance committee also carries out the functions of a compensation committee, advising the board on compensation policies for the board and executives.

Code of Conduct

Our board of directors updated our Code of Conduct applicable to our employees, directors and officers on June 30, 2021 to meet the listing standards of Nasdaq. A current copy of the Code of Conduct is posted on our website.

Duties of Directors

Pursuant to our articles of association and the TCC, our board of directors is responsible for our management and establishes the principles of our strategy, organization, accounting and financial control. Under Turkish law, members of the board of directors can be natural persons or legal entities and are not required to own shares to serve on the board of directors. For a legal entity to serve as a member of the board of directors, it must appoint a natural person to exercise the director’s rights and duties on behalf of the legal entity.

Under Turkish law, members of the board directors cannot attend negotiations or vote on matters in which such members of the board of directors themselves, their spouses or their relatives (up to and including second degree) have an interest or if their attendance would otherwise be contrary to objective principles of good faith. According to the TCC, members of the board of directors cannot enter into commercial relationships with us or engage in any competing activities, unless permitted by the general assembly.

Under Turkish law, our directors have a duty of loyalty to act honestly in good faith for a proper purpose and with a view to our best interests. Our directors also have a duty to exercise the skills they effectively possess and to exercise such care and diligence that a reasonably prudent person would in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association. Our company has the right to seek damages if our directors breach a duty owed to us.

Corporate Governance Differences

Nasdaq allows a foreign private issuer, such as the Company, to follow its home country practices in lieu of certain Nasdaq corporate governance standards. Similarly, as a controlled company, we are exempt from certain of the Nasdaq corporate governance standards. We rely on a number of these exemptions, including, but not limited to, our use of our corporate governance committee in lieu of a standing compensation committee and that we follow home country practice in-lieu of the requirements of Nasdaq Rule 5605(e) concerning director nominations. For additional information about the home country practices we follow in lieu of Nasdaq corporate governance standards, see Item 3.D. “Key Information—Risk Factors — Risks Relating to Ownership of the ADSs—As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements” and “Key Information—Risk Factors—We are a “controlled company” within the meaning of the Nasdaq listing rules. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements” and Item 16.G. “Corporate Governance.”

D.	Employees

As of December 31, 2021, we had 3,789 employees and more than 6,984 outsourced FTEs supporting our business. We had a month-end average of approximately 250 temporary employees supporting our business during the year 2021, ranging from approximately 16 temporary employees at the end of the early months of 2021 to over 1,500 at the end of November 2021, during our peak season.

The following table sets forth information on the number of employees by function as of the dates indicated, excluding the outsourced personnel:

	As at December 31,
	2021	2020	2019
Technology	542	385	204
Operations(1)	1,145	840	330
Call center	694	451	170
Category Management	528	356	274
Marketing	267	152	84
Other(2)	613	248	156
Total	3,789	2,432	1,218
(1)	Operations include Hepsiburada operations team and HepsiJet with its dedicated technology team.
(2)	Other includes other departments not specifically mentioned in the table as well as new businesses.

In our IFRS financial statements, we capitalize the cost of some of our employees on our technology team who are working on the development of our website.

In both 2020 and 2021, the growth in the number of our employees has been primarily attributable to growth in our sales due to the COVID-19 pandemic, which resulted in a major increase in demand for e-commerce services, as well as our expansion into new services.

We believe that a motivated and well-trained workforce is essential to our business operations. Our employees undergo a training program before their employment commences, and we conduct further training programs on a periodic basis for technical and other specific areas, such as data protection and competition law. In 2021, we provided approximately 135 thousand hours of training to our employees.

We encourage high employee performance by offering bonuses and providing other incentives generally based on their contributions to our business operations. Employee well-being and engagement is also an important component of our human resources policy.

We also believe that our future success depends on our continued ability to identify, hire, train and retain qualified personnel. Our people and culture strategy has the objectives of attraction, retention and social responsibility and sustainability. In pursuit of these objectives, we have 10 people and culture strategic programs in place with over 38 ongoing projects.  Some examples include setting up and implementing the Hepsinstitute Lifetime Learning Organisation (digital learning management systems), implementing the HepsiburadaLife internal communication and employer branding and launching a process for strategic target setting via OKR in performance management.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any labor unions.

E.	Share Ownership

See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for information about the share ownership of directors and officers.

See Item 6.B. “Directors, Senior Management and Employees—Compensation” for information about the compensation of our directors and officers and incentive plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of Class A shares and Class B ordinary shares as of April 28, 2022 for:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
•	each of our executive officers and members of our board of directors individually; and
•	all of our executive officers and members of our board of directors as a group.

For further information regarding material transactions between us and principal shareholders, see “—Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person. Holders of our Class A shares are entitled to 15 votes per share. Holders of our Class B ordinary shares, which is the class of shares that is represented by ADSs that are publicly traded and listed, are entitled to one vote per share.

The percentage of shares beneficially owned is computed on the basis of (i) 40,000,000 of our Class A shares outstanding and (ii) 285,998,290 Class B ordinary shares outstanding, each as of April 25, 2022. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group. To our knowledge, there are no U.S. holders of record of our ordinary shares. As of April 25, 2022, 65,251,000 Class B ordinary shares were held by The Bank of New York Mellon, as depositary. We have been informed by the depositary that there are no registered holders of ADSs with a U.S. address as of April 21, 2022. Unless otherwise indicated below, the address for each beneficial owner is Kuştepe Mahallesi Mecidiyeköy Yolu Cadde no: 12 Kule 2 K2 Şişli Istanbul, Turkey.

We are a controlled company and our Founder controls 71.1% of our total voting power. TurkCommerce B.V. directly holds shares representing 5.4% of our total voting power. In the table below, TurkCommerce B.V. is presented as the beneficial owner of 76.5% of our total voting power due solely to the application of certain provisions the Shareholders Agreement as explained in footnote (4) pursuant to which TurkCommerce B.V. may be deemed to share beneficial ownership of the shares held by our Founder only for the limited purpose of electing a TurkCommerce B.V. director nominee. For additional information, please refer to the table below and specifically to footnote (4).

	Shares Beneficially Owned
	Privileged Class A Shares						Class B Ordinary Shares
													% of Total Voting
	Number of shares			%			Number of shares			%			Power
Name of Shareholder	(actual)	(deemed)*		(actual)	(deemed)*		(actual)	(deemed)*		(actual)	(deemed)*		(actual)	(deemed)*
Executive Officers and Board Members
Hanzade Vasfiye Doğan Boyner(1)(2)	40,000,000	40,000,000		100.0	100.0		29,864,015	29,864,015		10.4	10.4		71.1	71.1
Erman Kalkandelen(3)(4)	—	40,000,000	(4)	—	100.0	(4)	47,501,070	77,365,085	(4)	16.6	27.1	(4)	5.4	76.5	(4)
Mehmet Murat Emirdağ	—	—		—	—		—	—		—	—		—	—
Halil Korhan Öz	—	—		—	—		—	—		—	—		—	—
Mehmet Erol Çamur	—	—		—	—		—	—		—	—		—	—
Cemal Ahmet Bozer	—	—		—	—		—	—		—	—		—	—
Vuslat Doğan Sabancı(1)	—	—		—	—		48,539,180	48,539,180		17.0	17.0		5.5	5.5
Tolga Babalı	—	—		—	—		—	—		—	—		—	—
Tayfun Bayazıt	—	—		—	—		—	—		—	—		—	—
Murat Büyümez	—	—		—	—		—	—		—	—		—	—
Alexey Shevenkov	—	—		—	—		—	—		—	—		—	—
Gürkan Çoskuner	—	—		—	—		—	—		—	—		—	—
Esra Beyzadeoğlu	—	—		—	—		—	—		—	—		—	—
Mehmethan Yallagöz	—	—		—	—		—	—		—	—		—	—
Ender Özgün	—	—		—	—		—	—		—	—		—	—
All executive officers and board members as a group (persons)	40,000,000	40,000,000		100.0	100.0		78,403,195	125,904,265		27.4	44.0		76.6	81.9
Other Principal Shareholders
Yaşar Begümhan Doğan Faralyalı (1)	—	—		—	—		48,539,170	48,539,170		17.0	17.0		5.5	5.5
Arzuhan Doğan Yalçındağ (1)	—	—		—	—		44,271,070	44,271,070		15.5	15.5		5.0	5.0
TurkCommerce B.V.(3)(4)	—	40,000,000	(4)	—	100.0	(4)	47,501,070	77,365,085	(4)	16.6	27.1	(4)	5.4	76.5	(4)
T. Rowe Price Associates, Inc.(5)	—	—		—	—		18,981,072	18,981,072		6.6	6.6		2.1	2.1
*

The “actual” column represents shares over which the holder has the power to vote or dispose of such shares; the “deemed” column also includes deemed beneficial ownership reflective solely of the provisions of the Shareholders’ Agreement discussed in footnote (4) below.

(1)

Hanzade Vasfiye Doğan Boyner, Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı and Arzuhan Doğan Yalçındağ are siblings. Each of the siblings is of legal age, is an independent adult with sole voting and dispositive control over her shares and each disclaims any beneficial ownership of the shares reported herein that are held by her relatives.

(2)

Consists of 40,000,000 Class A shares with fifteen votes per share and 29,864,015 Class B ordinary shares with one vote per share, in each case directly held by Hanzade Vasfiye Doğan Boyner.  The privileged Class A shares are convertible one-for-one into shares of our Class B ordinary shares, as described in “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, As Amended” in Exhibit 2.1 to this annual report, and, if not previously converted, automatically convert into shares of the Issuer’s Class B ordinary shares on July 1, 2041.

(3)

Includes 47,501,070 Class B ordinary shares directly held by TurkCommerce B.V. TurkCommerce B.V. is beneficially owned and controlled by Templeton Turkey Fund GP Ltd. and is managed pursuant to a limited partnership agreement among Templeton Turkey Fund GP Ltd., Templeton Turkey Fund, L.P. and Templeton Asset Management Ltd. Erman Kalkandelen and Mustafa Aydemir are each directors of TurkCommerce B.V. with the right to vote or dispose of such shares. Each of the foregoing entities and the individuals, as a result, and by virtue of the relationships described above, may be deemed to beneficially own the shares owned by TurkCommerce B.V. Each of Templeton Turkey Fund GP Ltd., Templeton Asset Management Ltd., Erman Kalkandelen and Mustafa Aydemir disclaims beneficial ownership of the shares held by TurkCommerce B.V. except to the extent, if any, of its or his pecuniary interest therein. The principal business address of TurkCommerce B.V. is Amstelveenseweg 760, 1081JK Amsterdam. The principal business address of Templeton Turkey Fund GP Ltd. and Templeton Turkey Fund, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The principal business address of Templeton Asset Management Ltd. is 7 Temasek Boulevard, Suntec Tower One, #38-01, Singapore 038987. The principal business address of Erman Kalkandelen and Mustafa Aydemir is Ferko Signature Büyükdere Caddesi No: 175, Levent 34398 Istanbul, Turkey.

(4)

In addition to the Class B ordinary shares described in footnote 3, includes for a very limited purpose, as described below, the following shares held by Hanzade Vasfiye Doğan Boyner: (A) 29,864,015 Class B ordinary shares and (B) Class B ordinary shares underlying 40,000,000 privileged Class A shares. The privileged Class A shares are convertible one-for-one into shares of the Issuer’s Class B ordinary shares as described in “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, As Amended” in Exhibit 2.1 to this annual report, and, if not previously converted, automatically convert into shares of the Issuer’s Class B ordinary shares on July 1, 2041. Pursuant to a Shareholders’ Agreement entered into in June 2021 (prior to the Issuer’s initial public offering) by and among Hanzade Vasfiye Doğan Boyner, TurkCommerce B.V. and the other parties thereto (the “Shareholders’ Agreement”), the parties thereto agreed to, among others, certain voting arrangements in favor of a director nominee of TurkCommerce B.V. As a result of this voting arrangement only, TurkCommerce B.V. may be deemed to be a member of a “group” under Section 13(d) of the Exchange Act, with respect to the Class B ordinary shares beneficially owned by TurkCommerce B.V. and Hanzade Vasfiye Doğan Boyner. Assuming such a group is deemed to exist, the members of the group are Hanzade Vasfiye Doğan Boyner and TurkCommerce B.V., and TurkCommerce B.V. may be deemed a beneficial owner (i) with voting and dispositive power over its 47,501,070 Class B ordinary shares and (ii) solely for purposes of electing a director nominee of TurkCommerce B.V., with voting power over the 29,864,015 Class B ordinary shares and the Class B ordinary shares underlying 40,000,000 privileged Class A shares, in each case, owned by Hanzade Vasfiye Doğan Boyner.

(5)

Information derived from a Schedule 13G filed by T. Rowe Price Associates, Inc. (“Price Associates”) on February 14, 2022. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. With respect to any registered investment companies sponsored by Price Associates which it also serves as investment adviser (“T. Rowe Price Funds”), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates. Withbn respect to securities owned by any one of the T. Rowe Price Funds, only the custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

To the extent known to us, the company is not directly or indirectly owned or controlled by another corporation or foreign government and there are no arrangements the operation of which may at a subsequent date result in a change of control.  To our knowledge, there is no agreement or arrangement between the shareholders other than the Shareholders’ Agreement (as defined in “—Related Party Transactions”).

B.	Related Party Transactions

The following is a description of related party transactions we have entered into during the year ended December 31, 2021 with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.

Transactions with Related Parties

During the year ended December 31, 2021, we entered into or were parties to various transactions with companies whose shareholders include (among others) our Founder, Vuslat Doğan Sabancı, a member of our board, and Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan, each of whom are our shareholders (see “—Major Shareholders”). These individuals are relatives and members of the Doğan family (collectively, the “Doğan family”). Members of the Doğan family are also the majority shareholders of Doğan Holding and related companies in the Doğan Group.

Other than as disclosed herein, these transactions consisted of sales and purchases of goods and services from entities controlled by the members of the Doğan family in the ordinary course of our business. These transactions are on terms and at prices that management believes represent market prices. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2021, we recognized no provision for expected credit losses relating to amounts owed by related parties.

In total, we engaged in sales to companies controlled by members of the Doğan family of TRY 8.6 million for the year ended December 31, 2021, and purchases from companies controlled by members of the Doğan family of TRY 89.7 million for the year ended December 31, 2021. As of December 31, 2021, TRY 2.2 million was due from related entities controlled by members of the Doğan family and TRY 9.0 million was due to related entities controlled by members of the Doğan family.

Specifically, we have purchased goods and services at market prices from Doğan Dış Ticaret ve Mümessillik A.Ş., an entity controlled by members of the Doğan family, primarily inventory and importation services in relation to our Direct Sales, in the amount of TRY 55.9 million for the year ended December 31, 2021. We leased the real estate and office space for our corporate headquarters (on an annual basis with monthly rental payments) and purchased office-related services from D Gayrimenkul Yatırımları ve Ticaret A.Ş., (“D Gayrimenkul Yatırımları”) an entity controlled by members of the Doğan family for TRY 12.7 million for the year ended December 31, 2021 under an additional protocol to the lease agreement entered into with D Gayrimenkul Yatırımları on June 14, 2019. We have purchased goods at market prices from Doğan Yayınları Yayıncılık ve Yapımcılık Ticaret A.Ş., an entity controlled by members of the Doğan family, in relation to our Direct Sales, in the amount of TRY 6.0 million for the year ended December 31, 2021. On November 11, 2020 we also entered into a financing agreement with Doruk Faktoring A.Ş., a Turkish financial institution controlled by members of the Doğan family, in connection with our supplier and merchant financing services to establish a line of credit of up to TRY 10.0 million under which an amount of TRY 4,469 million was drawn as of December 31, 2021 (see Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing”). Other transactions with entities controlled by members of the Doğan family have included sales of goods and services in our Direct Sales and through our Marketplace, consultancy services, fulfillment services and gift checks, and other purchases of inventory for our Direct Sales, vehicle lease services, advertising services and internet data services.

Starting in 2020, we have also received insurance brokerage services from Mesiar Medya Sigorta Aracılık Hizmetleri A.Ş., an insurance brokerage firm owned by the sibling of Işıl Doğan, for TRY 10.8 million for the year ended December 31, 2021.

For a discussion of the acquisition of Doruk Finansman by Hepsi Finansal from Doğan Holding, please see disclosure under Item 4.C. “Organizational Structure—Doruk Finansman” in this annual report.

For additional detail on our transactions with related parties, including tables setting forth the related parties with which we have entered into service and product sales transactions, see note 21 to our annual financial statements included elsewhere in this annual report. The related party transactions not specifically discussed in this section, represent transactions immaterial in amount.

Transaction with Executive Officer

In September 2020, we extended a non-interest bearing loan of TRY 1,500 thousand to an executive officer. The loan was fully repaid by March 5, 2021 prior to our IPO.

Directors’ and Officers’ Indemnification and Insurance Arrangements

Our board of directors determined on October 12, 2021 that all the losses that may arise due to the responsibilities of the board members and the executive committee members arising from their duties, will be indemnified primarily by us to the fullest extent permissible by law and the indemnification agreement(s) to be entered into by and between us and each board member and each executive committee member. With effect from April 11, 2022, we have entered into indemnification agreements with each of our directors and executive committee members that comprise of our senior management. The indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted by New York law for losses that may arise due to their responsibilities serving us.

Since August 23, 2021, we have maintained, on an ongoing basis, directors’ and officers’ liability insurance that insures our directors and executive committee members against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our directors and executive committee members. The aggregate coverage amount for the policy period is US$ 30 million, in addition to aggregate coverage for the policy period of US$250 thousand for claims relating to our independent directors, and there are a number of insurers, each covering a different layer of the policy. Our directors’ and officers’ liability insurance is provided by Ray Sigorta A.Ş, an insurance company based in Turkey, whereas reinsurance protection is provided by A-rated reinsurers. The current policy period began on August 23, 2021, with a retroactive cover that includes our initial public offering in July 2021 and the preparations therefore, and is valid until August 23, 2022.

We did not record any payments to indemnify directors in 2021.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pre-IPO Shareholder Agreement

In February 2015, the Abraaj Turkey Fund I acquired 25.0% of the Group. In January 2020, Franklin Templeton took over the management of Abraaj Turkey Fund I (which was renamed Templeton Turkey Fund), including the interest in the Group. As a result, on August 7, 2020, we entered into a shareholders’ agreement (the “Pre-IPO SHA”) between our Founder, Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, Işıl Doğan and TurkCommerce B.V. (which is indirectly owned by Templeton Turkey Fund GP Ltd. and is managed pursuant to a limited partnership agreement).

The Pre-IPO SHA set out rights and obligations of the parties and corporate governance regulations with regard to us and our subsidiaries. The Pre-IPO SHA contained our reporting undertakings towards the shareholders, regulations on composition of the decision-making authorities of the Group, including appointment rights of the shareholders and board level representation, veto rights, customary exit rights (such as tag-along and right of first refusal) and also provisions related to issuance and transfer of our shares. The Pre-IPO SHA terminated upon the consummation of the IPO.

Post-IPO Shareholder Agreement

In June 2021, our Founder, as holder of our Class A shares (the “Class A Shareholder”), Vuslat Doğan Sabancı, Yasar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, Isıl Doğan and TurkCommerce B.V. entered into a new Shareholders’ Agreement (the “Shareholders’ Agreement”), the form of which was filed as an exhibit to our Registration Statement on Form F-1 (File Number 333-256654), as amended, initially filed with the SEC on May 28, 2021. The Shareholders’ Agreement came into effect upon the consummation of the IPO.

With respect to Vuslat Doğan Sabancı, Yasar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Isıl Doğan, the Shareholders’ Agreement terminated five business days following the IPO.

Capital Increases and Restrictions on Share Transfers

Pursuant to the Shareholders’ Agreement, the parties agreed to exercise their statutory preemptive rights to subscribe to additional share issues such that no shares will be issued to the following restricted transferees (the “Restricted Transferees”): (i) a person all or substantially all of whose operations primarily comprise e-commerce platform activity in a Turkish market (a “Restricted Competitor”), or (ii) any non- reputable person (which includes, among others, a person who has existing links to organized crime, has a non-transparent ownership structure, or has involvement in corruption, bribery, tax evasion or other fraudulent practices).

Under the Shareholders’ Agreement, TurkCommerce B.V. is prohibited from transferring its Class B ordinary shares to any Restricted Transferee. In addition, in case of the sale of the Class A shares, the Class A Shareholder is required to give a notice of such sale to TurkCommerce B.V.

Governance and Management of the Company

The Shareholders’ Agreement provides that as long as TurkCommerce B.V. owns at least 7.5% of our issued share capital and otherwise is in compliance with the restrictions on the share transfers and non- compete obligation thereunder (see “—Capital Increases and Restrictions on Share Transfers”) the Class A Shareholder will vote in favor of one director nominee designated by TurkCommerce B.V. (the “TurkCommerce Director”). As long as TurkCommerce B.V.  has a right to designate one director, the following decisions shall not be taken unless approved affirmatively by the TurkCommerce Director:

•	acquisition of any interest of the share capital of any related party; and
•

approval, amendment or termination of any internal policies and procedures in respect of anti- bribery and corruption, or that are inconsistent with business principles and environmental and social management system of TurkCommerce B.V. as described in the Shareholders’ Agreement.

In addition, until TurkCommerce B.V. receives U.S.$400 million in the IPO or any subsequent sale, the Class A Shareholder will procure that each of the decisions listed below shall be taken if affirmatively approved by the TurkCommerce Director:

•	incurring financial indebtedness or off-balance sheet liabilities exceeding 15% of the Company’s revenues for the preceding year or creating any interest, pledge or security in relation thereto;
•

disposing of any interest in any entity or create any interest, pledge or security over the same provided that (i) the enterprise value of any such entity is equal to or exceeding 15% of the Company’s revenues for the preceding year, or (ii) the equity value of any such entity is equal to or exceeding 15% of the Company’s revenues for the preceding year;

•	issuance of any new and amendment or cancellation of current management incentive plan or other employee benefit scheme, or granting any management stock option; and
•	delegating powers to board committees and setting the quorum for such committees.

Other

Under the Shareholders’ Agreement, TurkCommerce B.V. covenants that, as long as it has a right to designate one director, TurkCommerce B.V. or any subsidiary of the Templeton Turkey Fund GP Ltd will not be engaged with or interested economically or otherwise in a Restricted Competitor. If Templeton Turkey Fund GP Ltd acts in breach of the non-compete obligation, it will automatically lose all its rights under the Shareholders’ Agreement, including the right to designate the TurkCommerce Director.

Unless terminated earlier in accordance with its terms, the Shareholders’ Agreement will terminate (i) when TurkCommerce B.V.’s Hepsiburada ownership falls below 7.5% or when Templeton Turkey Fund GP Ltd ceases to exercise more than 50% of the voting power at the board meetings of TurkCommerce B.V.; (ii) on January 1, 2026; (iii) when in relation to any party when that party no longer holds any shares in our share capital; (iv) in case of breach by Templeton Turkey Fund GP Ltd. and its subsidiaries of the restrictions on share transfers and/or non-compete covenant, upon the Class A Shareholder’s written demand, subject to certain remedy procedures provided in the Shareholders’ Agreement; (v) in case all Class A Shares are reclassified as/converted to Class B ordinary shares, and the Class A Shareholder no longer  holds any Class A Shares; or (vi) upon mutual written agreement between the Parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal Proceedings

Other than as disclosed in this section and elsewhere in this annual report, we are not currently involved in any material litigation or regulatory actions that we believe would have a material adverse effect on our financial condition or results of operation, nor are we aware of any such material litigation or regulatory actions threatened against us. From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. For further discussion, see note 12 to our annual financial statements included elsewhere in this annual report. For additional information on the TCA’s investigation into our alleged violations of Turkish Competition Law, see also “Risk Factors—Legal and Regulatory Risks—We may be subject to administrative fines and our reputation may be harmed if the Turkish Competition Authority were to determine that we did not comply with Turkish competition laws and regulations.”

Class Action Proceedings

In September 2021 a putative class action lawsuit was filed by an alleged holder of the Company’s ADSs, against the Company, board members at the time of the IPO, certain members of the Company’s senior management, the underwriters of the IPO, TurkCommerce B.V. and other defendants. The case is pending in the Supreme Court of the State of New York in the United States as case no. 655701/2021.

The complaint, filed on behalf of a putative class of investors that acquired the Company’s ADSs in the IPO and amended in December 2021, alleges claims under Sections 11 and 15 of the Securities Act. The complaint alleges that the Company’s registration statement (consisting of the prospectus and the registration statement filed with the U.S. Securities and Exchange Commission that was declared effective on June 30, 2021 in connection with the IPO (the “Registration Statement”)), contained untrue statements of material facts or omitted facts necessary to make the statements made therein not misleading, regarding the Company’s revenue and GMV growth and related matters.

In October 2021, similar claims were raised in a second putative class action lawsuit by another alleged holder of the Company’s ADSs, against the Company, board members at the time of the IPO, certain members of the Company’s senior management, the underwriters of the IPO, TurkCommerce B.V. and other defendants.  The case is pending in the United States District Court for the Southern District of New York as case no. 1:21-cv-08634.

The complaint, filed on behalf of a putative class of investors that acquired the Company’s ADSs issued in connection with the IPO and amended in February 2022, alleges claims under Sections 11, 12(a)(2) and 15 of the Securities Act. The complaint alleges that the Registration Statement contained untrue statements of material facts or omitted facts necessary to make the statements made therein not misleading, regarding the Company’s revenue and GMV growth and related matters.

The Company believes that each of the claims is without merit and plans to vigorously defend itself in the litigation.

Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

The timing and amount of any future dividend payments will depend on our existing and future financial condition, results of operations, liquidity needs and other matters that we may consider relevant from time to time, including, without limitation, capital expenditures, our financial performance and equity market conditions.

To the extent we declare cash dividends in the future, we will pay those dividends solely in Turkish Lira. Except as otherwise described under the heading “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, As Amended—American Depositary Shares” in Exhibit 2.1 to this annual report, cash dividends paid to the depositary in a currency other than U.S. dollars will be converted into U.S. dollars by the depositary and paid to holders of ADSs net of applicable fees and charges of, and expenses incurred by, the depositary and net of taxes withheld. As the value of the Turkish Lira fluctuates continuously, a holder of our ADSs will be exposed to currency fluctuations generally and particularly between the date on which a dividend is declared and the date on which dividends are paid.

For a description of the legal and regulatory framework and the provisions of our articles of association with related to the declaration and payment of dividends, see “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, As Amended—Articles of Association—Dividends” in Exhibit 2.1 to this annual report.

Under current Turkish regulations, any dividends or other repatriations that are deemed and treated as dividends for Turkish taxation purposes in respect of any of our ordinary shares will be subject to withholding taxes. The local withholding tax rate may be reduced pursuant to tax treaty provisions.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND THE LISTING

A.	Offer and Listing Details

There is no public market for our Class A shares.

ADSs representing our Class B ordinary shares are listed on the Nasdaq.  See Item 9.C. “—Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs, each representing one ordinary share, have been listed on the Nasdaq since July 1, 2021 under the symbol “HEPS.”  Prior to that date, there was no public trading market for ADSs.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

For a discussion of our articles of association, including a discussion of a comparison of Turkish Corporate Law and Delaware Corporate Law, please refer to “Description of Share Capital and Articles of Association” in our final prospectus filed pursuant to Rule 424(b)(4) on July 1, 2021. A copy of our articles of association is attached as Exhibit 1.1 to this annual report.

C.	Material Contracts

Except as otherwise disclosed in this annual report (including the Exhibits), we are not currently, nor have we been for the past two years, a party to any material contract, other than those entered into in the ordinary course of business.

D.	Exchange Controls

Banks in Turkey set their own foreign exchange rates independently of those announced by the CBRT. Pursuant to Decree No.32, the government eased and ultimately abolished restrictions on the convertibility of the Turkish Lira for current account and non-resident capital account transactions by facilitating exchange of the proceeds of transactions in Turkish securities by foreign investors, which enabled Turkish citizens to purchase securities on foreign exchanges. These changes also permitted residents and non-residents to buy foreign exchange without limitation, and to transfer such foreign exchange abroad without ministerial approval.

Turkish citizens are permitted to buy unlimited amounts of foreign currency from banks and to hold foreign exchange in commercial banks. Banks are obliged to inform authorities to be determined by the Ministry about Turkish Lira transfers abroad, excluding payments for exports, imports and invisible transactions that are above the equivalent of USD 50,000, within a 30-day period starting from the date of transfer. Any amendment to recent exchange controls provisions may affect our results of operations.

Capital Movements Circular and the Decree No. 32 have been amended and have taken effect since May 2, 2018, introducing new restrictions on Turkish corporates to utilize foreign currency loans from Turkey and outside of Turkey. While the new regime continues to maintain the existing prohibition on Turkish individuals utilizing foreign exchange loans and foreign exchange indexed loans, it introduces a strict prohibition on Turkish non-bank corporates (Corporate Borrower) from utilizing foreign currency indexed loans and also brings in new restrictions on corporate borrowers to utilize foreign currency loans (F/X Loan Restriction).

Accordingly, a corporate borrower shall be permitted to utilize foreign currency loans if (i) it generates foreign currency-denominated revenue, which is defined as ‘‘the revenue derived from export, transit trade, sales and deliveries considered as export and foreign currency generating activities (F/X Revenue Exemption)’’ in the new legislation; (ii) the purpose of the loan is to finance an activity that is exempt from the F/X Loan Restriction (Activity Exemption); (iii) if as of May 2, 2018, the unpaid outstanding balance of its total foreign currency loans and/or foreign currency indexed loans (Loan Balance) is more than USD 15 million, or (iv) if the F/X loan to be utilized by a corporate borrower falls within the scope of the exemptions determined by the Ministry of Treasury and Finance.

As far as the F/X Revenue Exemption is concerned, (i) if the loan balance of a corporate borrower is below USD 15 million, the sum of (i) the foreign currency loan to be utilized; and, (ii) the existing loan balance must not be more than the combined value of its foreign currency revenues as stated in its last three years’ financials. Otherwise, the exceeding portion of the foreign currency loan must either be cancelled or converted into Turkish Lira.

With regard to the Activity Exemption, a legal entity must qualify as a public institution, banks and factoring, financial leasing and financing companies resident in Turkey in order to utilize foreign currency loans. In the case of corporate borrowers, the Activity Exemption must relate to an activity in the context of (i) a domestic tender with an international element awarded to such corporate borrower; (ii) defense industry projects approved by the Undersecretariat of Defence Industry; (iii) public private partnership projects; (iv) an export, transit trade, sales and related deliveries subject to the relevant corporate borrower certifying the scope of its relevant activity and its potential sources of foreign currency revenues and (iv) investment incentive certificate. Note that in order for a corporate borrower to benefit from the Activity Exemption summarized in item (iv), it must not have any foreign currency revenue within the last three financial years (which otherwise, would be subject to the F/X Revenue Exemption) and the maximum amount of foreign currency loan such Corporate Borrower can utilize is limited to the amount stated in its certified sources of foreign revenue.

E.	Taxation

The following summary contains a description of the material Turkey and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of Turkey and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Turkey Tax Considerations

Tax Status of Shareholders

Under Turkish income tax laws, there are two types of tax status in determination of income tax liabilities of taxpayers. “Residents” are subject to Turkish income taxation on their worldwide income as taxpayers with full liability. “Non-Residents”, who are considered taxpayers with limited liability are subject to Turkish income taxation on their taxable income sourced from Turkey, if applicable.

Real persons are considered Residents in Turkey, if (i) they are domiciled in Turkey in accordance with the Turkish Civil Code or (ii) excluding temporary departures, they stay in Turkey for more than six months in a calendar year. If neither of the given two conditions is satisfied, real persons are considered Non Residents for Turkish tax purposes.

Legal entities are treated as Residents in Turkey if they are incorporated in Turkey under relevant Turkish laws or if their effective places of management are in Turkey despite the fact that they are incorporated outside of Turkey. If neither of the given two conditions is satisfied, legal entities are considered Non-Residents for Turkish tax purposes.

Dividend income is considered “Turkish source income” if the capital is invested in Turkey. As for capital gains, they are treated as Turkish source income if the transaction leading to the gains is concluded in Turkey, the payment for consideration is made in Turkey or the payment is accounted for in Turkey even if the payment is made outside of Turkey. The term “accounted for” means that a payment is made in Turkey, or if the payment is made abroad, it is recorded in the books in Turkey or is made from the profits of the payer or the person on whose behalf the payment is made in Turkey.

Distributions on the Shares

Dividends distributed by Turkish resident companies are subject to an income withholding tax of 15.0% if they are paid to Resident or Non-Resident individuals, either in cash terms or on account, or to Non-Resident entities which do not hold such shares through a fixed place of business or a permanent representative which constitutes a permanent establishment in Turkey (the “Permanent Establishment”). Under Turkish income tax laws, if the dividend is not distributed in cash but converted to share capital, obtaining the bonus shares issued to such effect is not subject to withholding tax.

If a double taxation treaty is in effect between Turkey and the country where the recipient or beneficial owner of the dividend is resident for fiscal purposes, and if that treaty provides a reduced rate lower than the local rate, then a treaty-reduced withholding tax rate set forth in the double taxation treaty may apply under certain conditions.

In order to benefit from lower tax rates applicable under the double tax treaties, the tax residency certificate of the recipient or beneficial owner approved and signed by the competent authorities should be provided to the company making the dividend distribution. The tax residency certificate will be valid until the fourth month of the following year and should be renewed every year for non-resident individuals and every three years for non-resident entities.

Within the framework of the taxation regime, withholding tax is the final tax for dividend income earned from Turkey by Non-Residents. Non-Residents without any Permanent Establishment in Turkey are not required to file an annual or special tax return for their Turkey-sourced dividends that are taxed   through withholding at the level of the company making the distribution.

Dividend income distributed by a Resident company and received by Resident entities and Non-Resident entities with a Permanent Establishment in Turkey is not subject to withholding tax and is also exempted from corporate income tax at the level of the recipient in Turkey. Non-Resident entities holding shares through their Permanent Establishments in Turkey will be required to apply a branch profits repatriation withholding tax at a rate of 15.0% upon remittance of such profits to their headquarters unless a lower tax rate in the relevant tax treaty is available for such income repatriation.

Resident individuals are required to file an annual tax return for their dividend income. One half of the gross amount of dividends derived by Resident individuals from Resident companies is exempt from income tax. If the remaining amount exceeds the monetary threshold (TRY 53,000 for 2021) together with other income subject to declaration, this remaining amount should be declared in the annual tax return. Withholding tax charged on the gross amount of such dividend will be credited against income tax calculated on the tax return. If the dividend is distributed as bonus shares, acquisition of such bonus is not subject to declaration.

Tax Treaty with the United States

A generally applicable tax treaty for the prevention of double taxation of income between Turkey and the United States (the “Turkey-U.S. Treaty”) applies to all types of income.

Under Article 10 of the Turkey-U.S. Treaty, withholding tax on dividends paid to a company resident in the United States which beneficially owns at least 10.0% of the voting stock of a Turkish company paying the dividend is limited to 15.0% of gross dividends paid. In all other cases, the withholding tax rate is limited to 20.0% of the gross dividend paid. However, as there is no reduced rate under the Turkey-U.S. Treaty, the local withholding tax rate will be applicable. See “— Distributions on the Shares.”

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of ADSs.

This summary applies only to U.S. Holders that hold ADSs as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States as in effect on the date of this annual report, including the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this annual report are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurances that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below.

Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all of the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	insurance companies;
•	broker-dealers;
•	traders that elect to mark to market;
•	tax-exempt entities or governmental organizations;
•	individual retirement accounts or other tax-deferred accounts;
•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;
•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding ADSs as part of a straddle, hedging or other risk reduction strategy, constructive sale, conversion or integrated transaction or investment;
•	persons that actually or constructively own 10% or more of our stock by vote or value;
•	persons subject to special tax accounting rules as a result of gross income with respect to the ADSs being taken into account in an applicable financial statement;
•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
•	persons who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation; and
•

partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities and persons holding ADSs through partnerships or other pass-through entities.

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•

a trust that (1) is subject to the supervision of a court within the United States and the control of   one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ADSs generally will depend on such partner’s status, the activities of the partnership and certain determinations made at the partner level. Partnerships that hold our ADSs and U.S. Holders that are partners in such partnership should consult their tax advisors regarding the tax consequences to them of the purchase, ownership and disposition of ADSs.

Exchange of ADSs for Ordinary Shares

Generally, holders of ADSs should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs and the following discussion assumes that such treatment will be respected. If so, no gain or loss will be recognized upon an exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares.

Dividends and Other Distributions on ADSs

As described in the section entitled “Dividend Policy,” we do not currently anticipate paying any cash dividends on our ordinary shares. If we make distributions of cash or property on our ordinary shares, subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to ADSs (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year actually or constructively received by the U.S. Holder, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as dividend income will constitute a return of capital and will first be applied to reduce a U.S. Holder’s tax basis in its ADSs, but not below zero, and then any excess will be treated as capital gain realized on a sale or other disposition of the ADSs. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that (1) either the ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Turkey (2) we are not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend was paid or the immediately preceding taxable year and (3) certain other requirements are met. In this regard, the ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Global Select Market. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs.

Because the shares are not themselves listed on a U.S. exchange, dividends received with respect to shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of shares.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Dividends on ADSs generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld at the rate applicable to the U.S. Holder on any distributions on ADSs, if any, may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of the applicable foreign jurisdiction or income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs will generally constitute “passive category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of ADSs

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs (generally the cost of such ADSs to the U.S. Holder). Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For these purposes, passive income includes interest, dividends and other investment income, with certain exceptions. For these purposes, cash and other assets readily convertible into cash generally are considered passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. The PFIC rules also contain a look-through rule whereby the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds ADSs, we would continue to be treated as a PFIC with respect to such investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the anticipated market price of the ADSs and the current and anticipated composition of the income, assets and operations of us and our subsidiaries, and we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the assets, of us and our subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the market value of the assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Therefore there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder holds ADSs, any gain recognized by the U.S. Holder on a sale or other disposition of the ADSs, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own equity in any of the foreign corporations in which we directly or indirectly own equity that are also PFICs (“lower-tier PFICs”). In such case, a U.S. Holder may also be subject to the adverse tax consequences described above with respect to any gain or “excess distribution” realized or deemed realized in respect of a lower-tier PFIC.

A U.S. Holder may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the ADSs to market, provided the ADSs are “marketable stock.” As a result of such an election, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ADSs at the end of the taxable year and such U.S. Holder’s tax basis in such ADSs at that time. Any gain under this computation, and any gain on an actual disposition of the ADSs in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ADSs in a taxable year in which we are a PFIC, would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking the ADSs to market will not be allowed, and any remaining loss from an actual disposition of the ADSs generally would be capital loss. A U.S. Holder’s tax basis in the ADSs would be adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that the ADSs will be marketable stock for these purposes. In addition, an election for mark-to-market treatment would likely not be available with respect to any lower-tier PFICs. A mark-to-market election is made on a shareholder- by-shareholder basis, applies to all of the ADSs held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ADSs no longer constitute “marketable stock”).

We do not intend to supply U.S. Holders with the information needed to make a qualified electing fund election with respect to the ADSs if we were a PFIC.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ADSs) with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this and any other information reporting requirement on their acquisition, ownership and disposition of the ADSs.

The discussion above is a general summary. It does not cover all tax matters that may be important to you. Each prospective purchaser should consult its own tax advisor about the tax consequences of an investment in ADSs under the investor’s own circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. When it comes to capital management, our goals are to protect our ability to sustain operations in order to provide returns to shareholders and benefits to other stakeholders, as well as to maintain an appropriate capital structure to lower capital costs. We are able to adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt in order to maintain or adjust the capital structure.

For a detailed discussion and sensitivity analyses of our exposure to these risks, see note 22 to our financial statements included elsewhere in this annual report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one Class B ordinary share (or a right to receive one Class B ordinary share) deposited with The Bank of New York Mellon, acting through an office located in the United Kingdom, as custodian, for the depositary. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

Fees Payable by our ADS Holders

Persons depositing or withdrawing Class B ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of Class B ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class B ordinary shares and the Class B ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

Holders will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities represented by any of such ADSs. The depositary may refuse to register any transfer of their ADSs or allow holders to withdraw the deposited securities represented by their ADSs until those taxes or other charges are paid. It may apply payments owed to such holder or sell deposited securities represented by such holder’s ADSs to pay any taxes owed and such holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;
•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;
•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and
•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

See also Item 3.D. “Key Information—Risk Factors” and Item 10.E. “Additional Information—Taxation” as regards dividend distributions. A full description of the ADSs is set out in Exhibit 2.1 to this annual report.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

Our Registration Statement (File No. 333-256654) was declared effective by the SEC on June 30, 2021.  On July 6, 2021, we completed our IPO with the delivery of 65,251,000 ADSs, each representing one Class B ordinary share, including 8,511,000 ADSs sold upon full exercise by the underwriters of their option to purchase additional ADSs, at a public offering price of $12.00 per ADS.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. LLC acted as representatives of the several underwriters for our IPO.

We issued 41,670,000 ADSs in our IPO and received approximately $469.3 million in net proceeds from our IPO after deducting underwriting commissions and discounts and the IPO expenses payable by us, and TurkCommerce B.V. sold 23,581,000 ADSs in the IPO, including the ADSs sold pursuant to the exercise in full of the underwriters’ option to purchase additional ADSs.

None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from our IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the Registration Statement through December 31, 2021, the total expenses incurred for our company’s account in connection with our IPO were approximately $ 30.7 million, which included approximately $ 25.0 million in underwriting discounts and commissions for our IPO and approximately $ 5.7 million in other costs and expenses for our IPO.

For the period from the effective date of the Registration Statement to December 31, 2021, we have used $ 148.2 million of the proceeds received from our IPO for general corporate purposes, including working capital, operating expenses, capital expenditures such as investments in the expansion of our strategic assets. As of the date of this annual report, there have been no material changes in the use of proceeds as disclosed in the Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, solely as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2021.

B.	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. This annual report also does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

Not applicable.

D.	Changes in Internal Control over Financial Reporting

As we qualify as an emerging growth company as defined in Section 2(a)(19) of the Securities Act, we are permitted to choose to follow disclosure requirements that are scaled for newly public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. The identified material weaknesses in our internal control over financial reporting related to (i) not effectively performing controls with respect to the review of complex and unusual transactions in accordance with IFRS due to our having less experience in the complex and unusual applications of IFRS and our lacking a dedicated IFRS reporting team and (ii) not effectively performing information technology general controls (“ITGCs”) for one of our recently developed IT products.

Specifically, the material weakness regarding controls over complex and unusual transactions related to (i) an overstatement of the fair value determination of our stock-based compensation through an inappropriate application of IFRS 2 – Share-based Payments, resulting in an adjustment of TRY 54 million to our audited consolidated financial statements as of and for the year ended December 31, 2021, and (ii) the classification of certain time deposits as cash and cash equivalents rather than classifying them as financial investments, as required in accordance with IAS 7 – Statement of Cash Flows, resulting in the reclassification of TRY 133.6 million from cash and cash equivalents to financial investments on our balance sheet as of December 31, 2021, and an impact on the net cash used in investing activities within the consolidated cash flow statements for the year ended December 31, 2021. Management resolved these errors prior to issuance of the consolidated financial statements.

The material weakness regarding ITGCs related to a lack of segregation of duty controls and testing documentation over managing changes in our IT software and lack of documentation in provision of access rights.

We have implemented and plan to implement a number of measures to address the material weaknesses described above. We have planned to take several actions such as:

●	expanding the reporting team by forming a dedicated IFRS team;
●	arranging IFRS trainings;
●	engaging a third-party consultant to provide input on the review of complex and unusual applications of IFRS;
●	expanding our internal control staffing by forming a new internal control and compliance team with expertise in the deployment, maintenance and ongoing monitoring of Sarbanes-Oxley Section 404 controls and skills relating to internal control over financial reporting;
●	improving controls over access rights management;
●	implementing new control procedures for managing changes in our information systems; and

●	expanding the Internal Audit team with a dedicated IT Internal Audit team.

Except as disclosed above, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Cemal Ahmet Bozer is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Our board has also determined that Cemal Ahmet Bozer satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq listing rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct that applies to all our employees, officers and directors. The Code of Conduct covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. The full text of the Code of Conduct is available on our website at https://investors.hepsiburada.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Guney Bagimsiz Denetim Ve Serbest Muhasebeci Mali Musavirlik A.S., independent registered public accounting firm, for the periods indicated. Guney Bagimsiz Denetim Ve Serbest Muhasebeci Mali Musavirlik A.S. has serviced as our independent registered public accounting firm since 2020.

(in TRY millions)	For the year ended December 31,
	2021	2020
Audit Fees (1)	8.6	4.3
Audit-related Fees (2)	1.0	3.8
Tax Fees (3)	—	—
All Other Fees (4)	—	—

Total Fees	9.6	8.1
(1)

Audit Fees for years ended December 31, 2021 and 2020 were related to professional services provided for the interim review procedures and the audit of our consolidated financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory engagements for those fiscal years.

(2)	Audit-related Fees for the years ended December 31, 2021 and 2020 relate to services in connection with our IPO.
(3)	Tax Fees consist of fees billed for professional services relating to tax compliance, tax planning and tax advice.
(4)	All Other Fees consist of fees billed for all other services.

The Company’s audit committee approves all auditing services and permitted non-audit services performed for the Company by its independent auditor in advance of an engagement. All auditing services and permitted non-audit services to be performed for the Company by its independent auditor must be approved by the Chair of the audit committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. All audit fees were approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in our certifying accountant during the year ended December 31, 2021.

ITEM 16G. CORPORATE GOVERNANCE

Matters related to corporate governance in Turkey are regulated by the Turkish Commercial Code, or the “TCC”. We are not listed on Borsa Istanbul.

Accordingly, we are not a publicly held company for purposes of the Turkish Capital Markets Laws and Regulations unless and until the number of shareholders holding our shares amounts to 500 or more and such number is confirmed by the attendance of such number of shareholders in person or by proxy at a general assembly of shareholders.

We have chosen to voluntarily adopt, by amending our articles of association and by adopting necessary resolutions of the board of directors, some of the principles to which publicly held companies are subject under Turkish Capital Markets Laws and Regulations, namely the requirements that:

•

1/3 of the members of the board of directors be independent in accordance with the requirements of Turkish Capital Markets Laws and Regulations (we plan to phase-in our voluntary compliance with such independence requirements; we have two independent directors as of the date of this annual report and, at our next ordinary general assembly we will appoint one additional independent director); and

•

The board of directors establish an Audit Committee, Risk Committee and Corporate Governance Committee for the effective functioning of the board of directors pursuant to the Turkish Capital Markets Board’s Communique on Corporate Governance Principles.

However, unless and until such time as we attain publicly held company status under Turkish Capital Markets Laws and Regulations, we will not be subject to the general provisions thereof, including the Corporate Governance Communiqué numbered II 17.1, which was published in the Official Gazette dated January 3, 2014, or the CMB Principles.

The following summarizes the main rules under the Turkish Capital Markets Laws and Regulations:

•

The number of independent members of the board of directors shall not be less than one third of the total number of the members of the board of directors. In calculating the number of independent board members, a fraction would be rounded up to the nearest integer. In any case the number of the independent board members shall not be less than two. The term of office of independent members of the board of directors is up to three years. Such members are eligible to be nominated again and re elected.

•	The CMB sets forth certain independence criteria for independent board members.
•	The following committees of the board of directors shall be established by listed companies:
•	Audit Committee;
•	Corporate Governance Committee; and
•	Risk Committee.
•

Each of the corporate governance committee and the risk committee should consist of at least two members and the audit committee should consist of at least three members. It is mandatory that both (in the case of committees with two members) or the majority of the members (in the case of committees with three or more members) of the committees be non-executive board members, provided that all of the members of the Audit Committee must be independent members. Expert people who are not board members may be elected as committee members except for the Audit Committee which must consist only of board members. The chief executive officer should not hold a position on the committees. Terms of reference, working principles and members of the committees shall be determined and disclosed to the public by the board of directors.

•	Mandatory rules relating to enhanced shareholder information:
•	There are enhanced requirements as to the contents of the General Assembly notice.
•

A written remuneration policy for board members and senior management must be prepared. This policy must be posted on the company’s website and submitted at the ordinary General Assembly as a separate agenda item for information. Payment plans, such as stock options or those based on company performance, are not used in the remuneration of independent board members. Remuneration of independent board members must safeguard their level of independence.

•	There are rules relating to mandatory tender offer, material transactions and related party transactions or guarantees to third parties, that:
•	require any person acquiring “control” of the Company within the meaning of Turkish Capital Markets Laws and Regulations to make a mandatory tender offer to the minority shareholders;
•	require any person acquiring 5%, 10%, 25%, 33%, 50% and 66 67% of our ordinary shares to notify both us and the public;
•	provide for approval by the general assembly of shareholders of any “material transactions” within the meaning of the Turkish Capital Markets Laws and Regulations;
•	require approval of material related party transactions by a majority of independent directors;
•	impose a “short-swing” profits rule on transactions in our ordinary shares by directors or senior management occurring within a six-month period;
•	require approval by the general assembly of shareholders of any transactions by a related parties in the same field activity as the field of activity of our Company or our subsidiaries;
•	require the adoption of specified policies and procedures governing the distribution of dividends; and
•	permit the squeeze-out of minority shareholders by any shareholder who holds more than 98% of our outstanding ordinary shares.

These provisions would apply to us from such time as the number of shareholders holding our ordinary shares amounts to 500 or more and such number is confirmed by the attendance of such number of shareholders in person or by proxy at a general assembly of shareholders.

As a foreign private issuer and a controlled company whose ADSs are listed on Nasdaq, we have the option to follow certain Turkish corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following in lieu thereof.

We rely on these exemptions with respect to the following Nasdaq requirements:

•

we do not comply with the requirement under Nasdaq Listing Rule 5605(b)(1) that a majority of the members of our board of directors be independent (although all of the members of the audit committee must be independent under the Exchange Act within one year of our listing);

•

we do not comply with the requirement under Nasdaq Listing Rule 5605(b)(2) to have regularly scheduled meetings at which only independent directors attend and will follow home country practice that permits us not to hold regular executive sessions where only independent directors are present;

•

we do not comply with the requirement under Nasdaq Listing Rule 5605(d) to have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum duties, subject to certain exceptional and limited circumstances (our Corporate Governance Committee carries out the functions of  a compensation committee, and consists of a majority of independent directors);

•

we do not comply with the requirement under Nasdaq Listing Rule 5605(e) that director nominees be selected or recommended by either (i) a nominations committee comprised solely of independent directors with a written charter or (ii) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate pursuant to a process adopted in a board resolution;

•

we do not comply with the requirement under Nasdaq Listing Rule 5620(b) that a company solicit proxies for all shareholder meetings and will follow home country practice that permits us not to solicit proxies;

•

we do not comply with the requirement under Nasdaq Listing Rule 5620(c) that an issuer provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than 331∕3% of the outstanding voting stock (under Turkish law one-fourth of the outstanding voting stock of a company is adequate for a meeting of the shareholders, except in specific circumstances where Turkish law requires a higher quorum);

•

we do not comply with the requirement under Nasdaq Listing Rule 5630 that the audit committee or another independent body of the board of directors review and oversee all related party transactions (Turkish law only requires approval by a majority of independent directors for material related party transactions and such rule would only apply to us from such time as the number of shareholders holding our ordinary shares amounts to 500 or more and such number is confirmed by the attendance of such number of shareholders in person or by proxy at a general assembly of shareholders); and

•

we do not comply with the requirements under Nasdaq Listing Rule 5635 relating to matters requiring shareholder approval (Turkish law and our articles of association generally permit us, with approval of our board of directors and without shareholder approval, to take the actions set out in Nasdaq Listing Rule 5635).

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other exemptions with respect to some or all of the other Nasdaq listing requirements. Accordingly, holders of our ADSs may not be afforded the same protection as provided under Nasdaq corporate governance rules to the extent Turkish law does not provide similar protections. For more information, see Item 3.D. “Key Information—Risk Factors — Risks Relating to Ownership of the ADSs—As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements” and “Key Information—Risk Factors—We are a “controlled company” within the meaning of the Nasdaq listing rules. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

Part III

ITEM 17. FINANCIAL STATEMENTS

We provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this annual report. The audit report of Guney Bagimsiz Denetim Ve Serbest Muhasebeci Mali Musavirlik A.S., an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished Herewith
1.1	Articles of Association of the Registrant	F-1	333-256654	3.1	May 28, 2021
2.1	Description of Securities					*
2.2	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon as depositary and the holders and beneficial owners from time to time of the American Depositary Shares issued thereunder	F-1/A	333-256654	4.1	June 17, 2021
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)	F-1/A	333-256654	4.2	June 17, 2021
2.4	Form of Shareholder's Agreement, between Hanzade Vasfiye Doğan Boyner, Vuslat Doğan Sabancı Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, Işıl Doğan and TurkCommerce B.V.	F-1/A	333-256654	4.3	June 17, 2021
4.1†	English translation of the Lease Agreement between Megeye Lojistik Anonim Şirketi as lessor and the Registrant, as lessee, dated April 2014	F-1	333-256654	10.1	May 28, 2021
4.2†	English translation of the Lease Agreement between A. Vedat Yakupoğlu Gayrimenkul Yatırımcılığı as lessor and the Registrant, as lessee, dated August 10, 2020	F-1	333-256654	10.2	May 28, 2021
4.3†	English translation of the Lease Agreement between Murat Ozan, Tugba Ozan, Muhterem Ozan and Fatih Ozan as lessors and the Registrant, as lessee, dated August 7, 2020	F-1	333-256654	10.3	May 28, 2021

4.4†	English translation of the Lease Agreement between AZC Hazır Beton İhtiyaç Maddeleri Tekstil Maddeleri Tekstil Turizm Petrol Ürünleri Pazarlama Sanayi ve Ticaret Ltd. Şti. as lessor and the Registrant, as lessee, dated August 18, 2020	F-1	333-256654	10.4	May 28, 2021
4.5†	English translation of the Lease Agreement between Emrenes Orman Ürünleri Sanayi ve Ticaret Ltd. Şti. as lessor and the Registrant, as lessee, dated August 2020	F-1	333-256654	10.5	May 28, 2021
4.6†	English translation of the Lease Agreement between Üstünkarlı Makine A.Ş. as lessor and the Registrant, as lessee, dated August 28, 2020	F-1	333-256654	10.6	May 28, 2021
4.7†	English translation of the Lease Agreement between Ortadoğu Otomotiv Ticaret A.Ş. as lessor and the Registrant, as lessee, dated December 24, 2014	F-1	333-256654	10.7	May 28, 2021
4.8	English translation of the financing agreement between Doruk Faktoring A.Ş. and the Registrant, dated November 11, 2020	F-1	333-256654	10.8	May 28, 2021
4.9†	English translation of the server hosting service agreement between Türk Telekomünikasyan A.Ş. and the Registrant, dated June 19, 2017	F-1	333-256654	10.9	May 28, 2021
4.10†	English translation of the framework agreement for various hosting-related services between Superonline İletişim Hizmetleri A.Ş. and the Registrant, dated May 24, 2021	F-1	333-256654	10.10	May 28, 2021
4.11	Incentive Plan dated March 24, 2021	F-1	333-256654	10.11	May 28, 2021
4.12†	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları as lessor and the Registrant, as lessee, dated June 14, 2019	F-1	333-256654	10.12	May 28, 2021
4.13	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları as lessor and the Registrant, as lessee, dated June 15, 2019	F-1	333-256654	10.13	May 28, 2021
4.14	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları as lessor and the Registrant, as lessee, dated August 21, 2019	F-1	333-256654	10.14	May 28, 2021

4.15	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi as lessor and the Registrant, as lessee, dated September 1, 2015	F-1	333-256654	10.15	May 28, 2021
4.16	Form of Director and Executive Committee Member Indemnification Agreement					*
4.17†	English translation of Share Purchase Agreement concerning the sale of shares of Doruk Finansman A.Ş. between the Sellers named therein and Hespsi Finansal Danişmanlik A.Ş. dated December 16, 2021					*
4.18	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi as lessor and the Registrant, as lessee, dated February 1, 2022					*
4.19†	English translation of the Lease Agreement between Mahmud Reşid Çizmeci , acting as agent on behalf of Rabia Çizmeci, as lessor and the Registrant, as lessee, dated October 1, 2021					*
4.20	English translation of Additional Protocol to the Lease Agreement between Emrenes Orman Ürünleri San. ve Tic. Ltd. Şti. as lessor and the Registrant, as lessee, dated April 6, 2022					*
8.1	List of subsidiaries of the Registrant					*
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document					*
101.SCH	Inline XBRL Taxonomy Extension Schema					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	*
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)	*

*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted because they are both (i) not material and (ii) the Registrant customarily and actually treats such information as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

D-MARKET ELECTRONIC SERVICES & TRADING

By:	/s/ Mehmet Murat Emirdağ

Name: Mehmet Murat Emirdağ

Title: Chief Executive Officer

Date: May 2, 2022

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

AND ITS SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS (GUNEY BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S. - PCAOB ID NUMBER 1750 AND PWC BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MUSAVİRLİK A.Ş. - PCAOB ID NUMBER 1346)

F-2 – F-3

CONSOLIDATED BALANCE SHEETS	F-4 - F-5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS	F-6

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	F-7

CONSOLIDATED STATEMENTS OF CASH FLOWS	F-8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-9 – F-58

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of D-Market Elektronik Hizmetler ve Ticaret A.Ş.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of D-Market Elektronik Hizmetler ve Ticaret A.Ş. and its subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the retrospective adjustment to basic and diluted loss per share calculation described in Note 25 for the year ended December 31, 2019. In our opinion, the adjustment is appropriate and has been properly applied. Other than the retrospective adjustment to the basic and diluted loss per share calculation disclosed in Note 25 for the year ended December 31, 2019 we were not engaged to audit, review, or apply any procedures related to the 2019 consolidated financial statements of the Company, and accordingly, we do not express an opinion or any other form of assurance on the 2019 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GUNEY BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S.

We have served as the Company’s auditor since 2020.

Istanbul, Turkey

May 2, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of D-Market Elektronik Hizmetler ve Ticaret A.Ş.

Opinion on the Financial Statements

We have audited the consolidated statements of comprehensive loss and of cash flows of D-Market Elektronik Hizmetler ve Ticaret A.Ş. and its subsidiaries (the “Company”) for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the retrospective adjustment to basic and diluted loss per share described in Note 25. In our opinion, the consolidated financial statements, before the effects of the retrospective adjustment to basic and diluted loss per share, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustment to basic and diluted loss per share described in Note 25 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustment is appropriate and has been properly applied. That adjustment was audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustment described above, based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements, before the effects of the adjustment described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Istanbul, Turkey

PwC Bağımsız Denetim ve

Serbest Muhasebeci Mali Müşavirlik A.Ş.

/s/ Cenk Uslu

Cenk Uslu

Partner

March 17, 2021

We served as the Company’s auditor from 2007 to 2021.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

	Notes	2021	2020

ASSETS

Current assets:
Cash and cash equivalents	3	3,813,469	592,643
Restricted cash		39,998	—
Financial investments	4	1,158,052	—
Trade receivables	6	224,691	157,107
Due from related parties	21	2,184	3,408
Inventories	7	1,639,480	770,141
Contract assets	8	7,351	55,737
Other current assets	14	199,787	110,795

Total current assets		7,085,012	1,689,831

Non-current assets:
Property and equipment	9	90,540	56,950
Intangible assets	10	202,798	89,387
Right of use assets	11	205,755	125,983
Other non-current assets	14	297,258	2,806

Total non-current assets		796,351	275,126

Total assets		7,881,363	1,964,957

These consolidated financial statements have been approved by Board of Directors on 2 May 2022. The General Assembly has the right to amend these consolidated financial statements.

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

	Notes	2021	2020

LIABILITIES AND EQUITY

Current liabilities:
Bank borrowings	5	193,184	347,436
Lease liabilities	11	109,310	51,211
Wallet deposits		40,924	—
Trade payables and payables to merchants	6	4,062,149	2,024,549
Due to related parties	21	9,047	3,930
Provisions	12	132,422	3,734
Employee benefit obligations	13	70,729	22,808
Contract liabilities and merchant advances	8	219,241	150,698
Other current liabilities	14	163,543	51,779

Total current liabilities		5,000,549	2,656,145

Non-current liabilities:
Lease liabilities	11	101,940	92,845
Employee benefit obligations	13	5,297	3,299
Other non-current liabilities	14	97,401	—

Total non-current liabilities		204,638	96,144

Equity:
Share capital	15	65,200	56,866
Other capital reserves	13	85,270	—
Share premium	15	4,260,737	187,465
Restricted reserves	15	1,586	1,586
Accumulated deficit		(1,736,617)	(1,033,249)

Total equity		2,676,176	(787,332)

Total equity and liabilities		7,881,363	1,964,957

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

		1 January –	1 January –	1 January –
		31 December	31 December	31 December
	Notes	2021	2020 (*)	2019 (*)

Revenues	16	7,558,021	6,375,727	2,603,735

Operating expenses
Cost of inventory sold		(5,709,482)	(4,849,148)	(1,847,109)
Shipping and packaging expenses		(952,565)	(540,496)	(195,352)
Payroll and outsource staff expenses		(806,063)	(325,233)	(180,787)
Advertising expenses		(1,498,240)	(646,153)	(151,517)
Technology expenses		(61,050)	(31,717)	(21,842)
Depreciation and amortization	9, 10, 11	(140,925)	(93,183)	(66,287)
Other operating expenses	17	(311,969)	(78,663)	(41,542)
Other operating income	17	78,745	7,854	1,816

Operating (loss) / income		(1,843,528)	(181,012)	101,115

Financial income	18	2,160,120	102,913	40,518
Financial expenses	19	(1,016,670)	(396,417)	(273,280)

Loss before income taxes		(700,078)	(474,516)	(131,647)

Taxation on income	20	—	—	—

Loss for the year		(700,078)	(474,516)	(131,647)

Basic and diluted loss per share	25	(2.30)	(1.67)	(0.46)

Other comprehensive loss: Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	13	(3,290)	(1,984)	(1,222)

Total comprehensive loss for the year		(703,368)	(476,500)	(132,869)

(*)	Certain figures are re-presented compared to the published financial statements as of 31 December 2020 and 31 December 2019. For further information, refer to note 2.5.

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

	Share	Other capital	Share	Restricted	Accumulated	Total
	capital	reserves	premiums	reserves	deficit	equity

Balance at 1 January 2021	56,866	—	187,465	1,586	(1,033,249)	(787,332)

Net loss for the year	—	—	—	—	(700,078)	(700,078)
Other comprehensive loss for the year	—	—	—	—	(3,290)	(3,290)
Capital increase (Note 15)	8,334	—	4,073,272	—	—	4,081,606
Share-based payments (Note 13)	—	85,270	—	—	—	85,270

Balance at 31 December 2021	65,200	85,270	4,260,737	1,586	(1,736,617)	2,676,176

Balance at 1 January 2020	56,866	—	187,465	1,586	(556,749)	(310,832)

Net loss for the year	—	—	—	—	(474,516)	(474,516)
Other comprehensive loss for the year	—	—	—	—	(1,984)	(1,984)

Balance at 31 December 2020	56,866	—	187,465	1,586	(1,033,249)	(787,332)

Balance at 1 January 2019	46,138	—	18,152	1,586	(423,880)	(358,004)

Net loss for the year	—	—	—	—	(131,647)	(131,647)
Other comprehensive loss for the year	—	—	—	—	(1,222)	(1,222)
Capital increase (Note 15)	10,728	—	169,313	—	—	180,041

Balance at 31 December 2019	56,866	—	187,465	1,586	(556,749)	(310,832)

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (TRY) unless otherwise indicated.)

	Note	2021	2020	2019

Loss before income taxes		(700,078)	(474,516)	(131,647)

Adjustments to reconcile loss before income taxes to cash flows from operating activities:		(248,497)	454,590	305,304

Interest and commission expenses	19	632,564	348,477	253,773
Depreciation and amortization	9, 10, 11	140,925	93,183	66,287
Interest income on time deposits	18	(42,528)	(21,016)	(10,717)
Interest income on credit sales	18	(33,381)	(18,622)	(13,545)
Provision for unused vacation liability	13	10,862	4,857	2,101
Provision for personnel bonus	13	39,276	13,464	10,433
Provision for Competition Authority investigation	12	127,525	—	—
Provision for legal cases	12	1,721	2,674	1,828
Provision for doubtful receivables	6	3,293	3,375	704
Provision for impairment of trade goods, net	7	(4,780)	14,539	(20)
Provision for post-employment benefits	13	1,713	803	557
Share-based payment expense	13	85,270	—	—
Adjustment for fair value loss of financial investments	4, 19	40,250	—	—
Net foreign exchange differences		(1,251,207)	12,856	(6,097)

Changes in net working capital
Change in trade payables and payables to merchants		2,037,600	1,010,927	353,738
Change in inventories		(864,558)	(418,262)	(163,856)
Change in trade receivables		(74,855)	(73,263)	(39,301)
Change in contract liabilities and merchant advances		68,542	39,452	50,844
Change in contract assets		48,385	(36,422)	(12,340)
Change in other liabilities		255,593	37,440	5,710
Change in other assets and receivables		(423,441)	(86,384)	3,660
Change in due from related parties		1,224	(93)	(1,658)
Change in due to related parties		5,117	1,348	1,130
Post-employment benefits paid	13	(3,005)	(1,458)	(1,135)
Payments for concluded litigation	12	(558)	(806)	(1,371)
Payments for personnel bonus	13	(13,464)	(10,433)	(4,513)
Payments for unused vacation liabilities	13	(2,506)	(791)	(798)
Collections of doubtful receivables	6	3,977	32	13

Net cash provided by operating activities		89,476	441,361	363,780

Investing activities:
Purchases of property and equipment and intangible assets	9, 10	(214,790)	(100,107)	(53,558)
Proceeds from sale of property and equipment		1,212	160	218
Purchases of financial investments	4	(882,207)	—	—

Net cash used in investing activities		(1,095,785)	(99,947)	(53,340)

Financing activities:
Proceeds from borrowings	24	1,750,046	1,619,217	903,260
Repayment of borrowings	24	(1,912,509)	(1,305,405)	(991,269)
Interest and commission paid		(598,205)	(313,932)	(235,026)
Lease payments	24	(104,829)	(58,365)	(51,893)
Interest received on time deposits		41,701	20,976	10,662
Interest received on credit sales		33,381	18,622	13,545
Proceed from share capital and share premium increase	15	4,081,606	—	180,000

Net cash provided by/ (used in) financing activities		3,291,191	(18,887)	(170,721)

Net increase in cash and cash equivalents		2,284,882	322,527	139,719

Cash and cash equivalents at beginning of the year		592,281	281,982	136,218

Effects of exchange rate changes on cash and cash equivalents		935,442	(12,228)	6,045

Cash and cash equivalents at end of the year	3	3,812,605	592,281	281,982

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 1 - ORGANISATION AND NATURE OF OPERATIONS

D-Market Elektronik Hizmetler ve Ticaret A.Ş. (“D-Market” or “Hepsiburada” or together with its subsidiaries the “Group”) was established in April 2000. D-Market currently operates as a retail website (www.hepsiburada.com) offering its retail customers a wide selection of merchandise including electronics and non-electronics (including books, sports, toys, kids and baby products, cosmetics, furniture, etc.). As of 31 December 2021, the ultimate shareholders of D-Market are the members of Doğan Family and Turk Commerce B.V. (Note 15).

On July 6, 2021, the Company completed an initial public offering (“IPO”) of 65,251,000 American Depositary Shares (“ADSs”) representing 65,251,000 Class B ordinary shares, at a price to the public of $12.00 per ADS on Nasdaq. The offering included 41,670,000 ADSs offered by the Company and 23,581,000 ADSs offered by a selling shareholder, which included 8,511,000 ADSs sold by the selling shareholder pursuant to the underwriters’ exercise in full of their over-allotment option. The ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “HEPS” on July 1, 2021.

As of 31 December 2021, the Group has 3,789 employees (2020: 2,433). The address of the registered office is as follows:

Kuştepe Mahallesi, Mecidiyeköy Yolu Caddesi No:

12 Kule 2 Kat 2

Şişli, Istanbul — Turkey

Subsidiaries

The Subsidiaries included in these consolidated financial statements are as follows:

◾	Evimiz Dekorasyon İnternet Hizmetleri ve Danışmanlık Ticaret A.Ş. (“Evimiz”)
◾	Altıncı Cadde Elektronik Ticaret A.Ş. (“Altıncı Cadde”)
◾	D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. (“D-Ödeme” or “Hepsipay”)
◾	D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. (“D-Fast” or “Hepsijet”)
◾	Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”)

Altıncı Cadde was acquired by the Group on 1 June 2012 and operated as a vertical e-commerce website (www.altincicadde.com). Altıncı Cadde ended its operations as of 11 October 2019.

Evimiz was acquired on 31 March 2012 and operated as a vertical e-commerce website (www.evmanya.com) offering a variety of products to its customers mainly in furniture, home textile, house decoration, kitchen appliances, and garden and bathroom categories. Evimiz ended its operations as of 4 September 2018.

Altıncı Cadde and Evimiz were merged under D-Fast at 27 August 2021.

D Ödeme was founded on 4 June 2015 and operates as a payment services provider offering payment gateway and e-money services. D Ödeme obtained its operational licence from Banking Regulation and Supervision Agency of Turkey (“BRSA”) on 20 February 2016. D Ödeme commenced its first payment service transaction on 15 June 2016. D Odeme launched Hepsipay Cűzdanım (Wallet) in June 2021, an embedded digital wallet product on Hepsiburada platform.

D Fast was founded on 26 February 2016 and operates as a cargo and logistic firm which provides last mile delivery services to the customers of Hepsiburada and other e-commerce websites. D Fast has reached 81 city coverage in Turkey as of 31 December 2021.

Hepsi Finansal was founded on 1 December 2021 and has not started its operations as of 31 December 2021. Hepsi Finansal aims to operate as a holding company for the fintech operations of the Group and to provide financial solutions to the customers of Hepsiburada. Hepsi Finansal is the parent company of Doruk Finansman A.Ş. which was acquired in February 2022 (Note 26).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

2.1    Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Hepsiburada and its subsidiaries maintain their books of account in Turkish Lira (“TRY”) based on the Turkish Commercial Code (“TCC”), Turkish tax legislation and the Uniform Chart of Accounts issued by the Ministry of Finance of Turkey. These consolidated financial statements are based on the statutory records, which are maintained under the historical cost convention except for the financial investments which are measured at fair value, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS issued by the International Accounting Standards Board (“IASB”).

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.2.

Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which they operate (“the functional currency”). The consolidated financial statements are presented in thousand Turkish Lira (TRY), which is both the functional currency of all entities in the Group and the presentation currency of the Group.

Going concern

The Group has recurring losses, the comprehensive loss for the year ended 31 December 2021 amounted to TRY703 million, while accumulated deficit as of 31 December 2021 amounted to TRY1,737 million. The Group generates positive operating cash flows on an annual basis and its cash and cash equivalents as of 31 December 2021 amounts to TRY3,813 million. The recurring losses mainly results from increase in operating expenses such as advertising, shipping and payroll expenses of the Group, as well as higher customer discounts in response to slowdown in market growth rate and intensified competition.

Based on its current business plan, the Group’s cash and cash equivalents will be sufficient to fund its operations for at least twelve months from the issuance date of these consolidated financial statements. Management of the Group believes that it will be in a position to cover its liquidity needs through cash on hand, cash generated from operations, available credit lines or a combination thereof, when necessary.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

2.2    Significant accounting estimates and assumptions

Estimates and assumptions are continuously evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.2    Significant accounting estimates and assumptions (Continued)

Estimates and assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing material adjustments to the carrying amount of asset and liabilities are as follows:

Recognition and measurement of share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them.

As further disclosed in Note 13, the Group granted an equity settled share-based payment plan where management personnel, other employees and directors entitled to receive Company’s shares based on the fair value at the date when the grant is made using an appropriate valuation model. Determination of estimated fair value of the Company before it consummates its initial public offering requires complex and subjective judgments. The Company’s enterprise value for purposes of recording share-based compensation is estimated using a discounted cash flow (“DCF”) methodology. For the DCF methodology, the net present value has been estimated using an appropriate discount rate.

The estimated number of stock awards that will ultimately vest based on service condition requires judgement, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

Recognition and estimated useful lives of website development costs

Costs that are directly associated with the development of website and identifiable and unique software products controlled by the Group are recognized as intangible assets as they meet the recognition criteria of IAS 38 and SIC 32 (for further information refer to Note 2.7).

The Group anticipates that its website is capable of generating revenues and satisfy the requirement of future probable economic benefit. The carrying amounts of the Group’s intangible assets are reviewed at each reporting date to determine whether there is an indication of impairment, considering future profit projections.

Website development costs recognized as assets are amortized over their estimated useful lives between 2 and 4 years. However, the actual useful life may be shorter or longer than estimated useful lives, depending on technical innovations and competitor actions. If the useful lives were increased/decreased by one year, the carrying amount would be TRY19,958 thousand higher/TRY23,693 thousand lower as at 31 December 2021 (2020: TRY12,419 thousand higher/TRY15,658 thousand lower).

The useful lives of the website development costs are estimated by management at the time the asset is capitalized and reviewed for appropriateness at each reporting date. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. Amortization starts when the asset is ready for use (Note 10).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.2    Significant accounting estimates and assumptions (Continued)

Recognition and measurement of deferred tax assets

The Group has not recognised any deferred income tax assets (except to the extent they are covered by taxable temporary differences) in regarding to its carry forward tax losses, unused tax incentives and other deductible temporary differences due to uncertainties as to the realization of such deferred tax assets in the foreseeable future. If actual events differ from the Group’s estimates, or to the extent that these estimates are adjusted in the future, changes in the amount of an unrecognized deferred tax asset could materially impact the Group’s results of operations.

IFRS 16 application and discount rates used for measurement of lease liability

The Group, as a lessee, measures the lease liability at the present value of the unpaid lease payments at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined or if that rate cannot be readily determined, the Group uses its incremental borrowing rate.

Incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value of the right of use assets in similar economic environment.

The Group determines its incremental borrowing rate with reference to its existing and historical cost of borrowing adjusted for the term and security against such borrowing. In addition, the management assesses the expected length of the leases and this assessment takes into account non-cancellation and extension options.

Recognition and measurement of provision for Competition Authority investigation

In accordance with the accounting policy in Note 2.6, provisions are recognized when the Group has a present obligation as a result of past events, and it is probable that a cash outflow will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

As further explained in Note 12, the Group recognized a provision payable to the Turkish Competition Authority (“TCA”) estimated at TRY 127,525 thousand in its consolidated financial statements as of 31 December 2021. The Group has computed the provision by applying 2% to D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with the tax legislations for the year ended 31 December 2021, based on the management’s and legal advisors’ best estimate, and reduced by 25% for early payment discount on the amount calculated, if the administration fine will be paid within 30 days, an option which the management will exercise. The TCA board, at its own discretion, may also apply a further discount between 1/4 and 3/5 of the total penalty if they decide to apply extenuating circumstances. As of the approval date of these consolidated financial statements, the TCA’s final decision is not yet rendered. If the penalty ratio differs by 1% of statutory revenue from the management’s estimate, the provision would be an estimated TRY 63,762 thousand higher or lower, accordingly.

2.3   Basis of consolidation

The consolidation principles used in the preparation of these consolidated financial statements are summarised below:

a)	These consolidated financial statements include the accounts of the parent company, D-Market and its subsidiaries (collectively referred to as the “Group”) on the basis set out in sections (a) to (b) below. The financial statements of the companies included in the consolidation are based on the accounting principles and presentation basis applied by the Group.
b)	Subsidiaries are all companies over which D-Market has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and it has the ability to affect those returns through its power over the investee. Thus, the principle of control sets out the following three elements of control:
-	Power over the investee;
-	Exposure or rights to variable returns from involvement with the investee;
-	The ability to use power over the investee to affect the amount of the investor’s returns.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.3 Basis of Consolidation (Continued)

The proportion of ownership interest represents the effective shareholding of the Group through the shares held by D-Market and indirectly by its subsidiaries.

The table below sets out the subsidiaries included in the scope of consolidation and shows the Group’s ownership interests at 31 December 2021, 2020 and 2019:

Subsidiaries	2021	2020	2019

Evimiz (*)	—	100.00%	100.00%
Altıncı Cadde (*)	—	100.00%	100.00%
D-Ödeme	100.00%	100.00%	100.00%
D-Fast	100.00%	100.00%	100.00%
Hepsi Finansal	100.00%	—	—
(*)

The operations of Evimiz and Altıncı Cadde ceased on 4 September 2018 and 11 October 2019, respectively. Evimiz and Altıncı Cadde do not represent a material separate major line of business of the Group, consequently, they were not classified as discontinued operations as of 31 December 2020 and 2019. Altıncı Cadde and Evimiz companies have been merged under D-Fast on 27 August 2021.

The balance sheet and statement of comprehensive loss of the subsidiaries are consolidated on a line- by-line basis and the carrying value of the investment held by D-Market in its subsidiaries is eliminated against equity. The intercompany transactions and balances between D-Market and its subsidiaries are eliminated on consolidation. The cost of, and the dividends arising from, shares held by D-Market in its subsidiaries are eliminated from equity and income for the period, respectively. The subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

2.4   Offsetting

Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet when there is a legally enforceable right to set-off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.5   Comparative information and reclassification of prior year consolidated financial statements

Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year. In the consolidated statement of comprehensive loss for the year ended 31 December 2021, the Group presented other operating income and other operating expenses gross in separate lines, and thus the comparatives for the years ended 31 December 2020 and 31 December 2019 have been re-presented as they were previously presented on a net basis as other operating expenses, net.

2.6   Recent accounting pronouncements

The accounting policies adopted in preparation of the consolidated financial statements as at 31 December 2021 are consistent with those of the previous financial year, except for the adoption of the following IFRS amendments effective as of 1 January 2021 and thereafter. The effects of these amendments and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6   Recent accounting pronouncements (Continued)

i)	The new standards, amendments and interpretations which are effective as at 1 January 2021 are as follows:
●	Interest Rate Benchmark Reform – Phase 2 – IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Amendments)

In August 2020, the IASB published Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, completing its work in response to IBOR reform. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). In particular, the amendments provide for a practical expedient when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities, to require the effective interest rate to be adjusted, equivalent to a movement in a market rate of interest. Also, the amendments introduce reliefs from discontinuing hedge relationships including a temporary relief from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component. There are also amendments to IFRS 7 Financial Instruments: Disclosures to enable users of financial statements to understand the effect of interest rate benchmark reform on an entity’s financial instruments and risk management strategy. While application is retrospective, an entity is not required to restate prior periods. Management has assessed that the amendment has no impact on the consolidated financial statements.

●	IFRS 16 Leases-Cοvid 19 Related Rent Concessions (Amendment)

The amendment applies, retrospectively, to annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted, including in financial statements not yet authorized for issue at 28 May 2020. IASB amended the standard to provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the covid-19 pandemic. The amendment provides a practical expedient for the lessee to account for any change in lease payments resulting from the covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change was not a lease modification, only if all of the following conditions are met:

➢	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.
➢	Any reduction in lease payments affects only payments originally due on or before 30 June 2021.
➢	There is no substantive change to other terms and conditions of the lease.

Management has assessed that the amendment has no significant impact on the consolidated financial statements.

●	Attributing Benefit to Periods of Service (IAS 19 Employee Benefits) – IFRS Interpretation Committee (IFRS IC or IFRIC) Agenda Decision issued May 2021

The International Financial Reporting Standards Interpretations Committee issued a final agenda decision in May 2021, under the title “Attributing Benefits to Periods of Service” (IAS 19), which includes explanatory material regarding the attribution of benefits in periods of service regarding a specific defined benefit plan analogous to that defined in Article 8 of Greek Law 3198/1955 regarding provision of compensation due to retirement (the “Labor Law Defined Benefit Plan”). This explanatory information differentiates the way in which the basic principles and regulations of IAS 19 have been applied in Greece in the previous years, and therefore, according to what is defined in the “IASB Due Process Handbook (par 8.6)”, entities that prepare their financial statements in accordance with IFRS are required to amend their Accounting Policy accordingly. Based on the above, the aforementioned decision is implemented in accordance with paragraphs 19-22 of IAS 8 as a change in accounting policy. Management has assessed that the amendment has no impact on the consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6   Recent accounting pronouncements (Continued)

ii)	Standards issued but not yet effective and not early adopted
●	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Management has assessed that the amendment will have no impact on the consolidated financial statements.

●	IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments)

The amendments were initially effective for annual reporting periods beginning on or after January 1, 2022 with earlier application permitted. However, in response to the covid-19 pandemic, the Board has deferred the effective date by one year, i.e. 1 January 2023, to provide companies with more time to implement any classification changes resulting from the amendments. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The amendments affect the presentation of liabilities in the statement of financial position and do not change existing requirements around measurement or timing of recognition of any asset, liability, income or expenses, nor the information that entities disclose about those items. Also, the amendments clarify the classification requirements for debt which may be settled by the company issuing own equity instruments.

In November 2021, the Board issued an exposure draft (ED), which clarifies how to treat liabilities that are subject to covenants to be complied with, at a date subsequent to the reporting period. In particular, the Board proposes narrow scope amendments to IAS 1 which effectively reverse the 2020 amendments requiring entities to classify as current, liabilities subject to covenants that must only be complied with within the next twelve months after the reporting period, if those covenants are not met at the end of the reporting period. Instead, the proposals would require entities to present separately all non-current liabilities subject to covenants to be complied with only within twelve months after the reporting period. Furthermore, if entities do not comply with such future covenants at the end of the reporting period, additional disclosures will be required. The proposals will become effective for annual reporting periods beginning on or after 1 January 2024 and will need be applied retrospectively in accordance with IAS 8, while early adoption is permitted. The Board has also proposed to delay the effective date of the 2020 amendments accordingly, such that entities will not be required to change current practice before the proposed amendments come into effect. Management has assessed that the amendment will have no impact on the consolidated financial statements.

◾	IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual Improvements 2018-2020 (Amendments)

The amendments are effective for annual periods beginning on or after 1 January 2022 with earlier application permitted. The IASB has issued narrow-scope amendments to the IFRS Standards as follows:

➢	IFRS 3 Business Combinations (Amendments) update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6   Recent accounting pronouncements (Continued)

➢	IAS 16 Property, Plant and Equipment (Amendments) prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.
➢	IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendments) specify which costs a company includes in determining the cost of fulfilling a contract for the purpose of assessing whether a contract is onerous.

Annual Improvements 2018-2020 make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases.

Management has assessed that the amendment will have no impact on the consolidated financial statements.

●	IFRS 16 Leases-Cοvid 19 Related Rent Concessions beyond 30 June 2021 (Amendment)

The Amendment applies to annual reporting periods beginning on or after 1 April 2021, with earlier application permitted, including in financial statements not yet authorized for issue at the date the amendment is issued. In March 2021, the Board amended the conditions of the practical expedient in IFRS 16 that provides relief to lessees from applying the IFRS 16 guidance on lease modifications to rent concessions arising as a direct consequence of the covid-19 pandemic. Following the amendment, the practical expedient now applies to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2022, provided the other conditions for applying the practical expedient are met. Management has assessed that the amendment will have no impact on the consolidated financial statements.

●	IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (Amendments)

The Amendments are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted. The amendments provide guidance on the application of materiality judgements to accounting policy disclosures. In particular, the amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Also, guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgements about accounting policy disclosures. Management has assessed that the amendment will have no impact on the consolidated financial statements.

●	IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (Amendments)

The amendments become effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. The amendments introduce a new definition of accounting estimates, defined as monetary amounts in financial statements that are subject to measurement uncertainty. Also, the amendments clarify what changes in accounting estimates are and how these differ from changes in accounting policies and corrections of errors. Management has assessed that the amendment will have no impact on the consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6   Recent accounting pronouncements (Continued)

●	IAS 12 Income taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments)

The amendments are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted. In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12 and specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a lease asset and lease liability (or decommissioning liability and decommissioning asset component) give rise to taxable and deductible temporary differences that are not equal. Management has assessed that the amendment will have no impact on the consolidated financial statements.

2.7    Summary of significant accounting policies

The significant accounting policies followed in the preparation of these consolidated financial statements are summarised below:

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, demand and time deposits with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Restricted cash and wallet deposits

Restricted cash represents fund deposits received from customers for the Group’s payment solution by digital wallet. These deposits are subject to regulatory restrictions and therefore are not available for use by the Group. These deposits are kept separately from the Group’s cash accounts and the Group does not earn interest income from its restricted cash accounts. A corresponding liability is recorded as wallet deposits in the consolidated balance sheet. These amounts are maintained in the digital wallet until withdrawal is requested or used by the customer. In accordance with the Law on payment and securities settlement systems, payment services and electronic money institutions, number 6493, the Group is liable to compensate for the rights of the fund holders. Considering these facts and circumstances, the Group has recognised restricted cash and the corresponding wallet deposit liability in its consolidated financial statements.

Trade receivables

A receivable is the Group’s right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured initially at the transaction price, and subsequently at amortized cost using the effective interest rate method, less provision for impairment.

Contract assets

When the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, the Group presents the contract as a contract asset, excluding any amounts presented as a receivable. Contract assets are subject to impairment assessment within the scope of expected credit loss calculation.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Contract liabilities and merchant advances

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (i.e. a receivable), before the Group transfers a good or service, the Group presents the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services).

Merchant advances consists of advances received from customers for marketplace transactions, where the Group acts as an agent. The Group earns a commission for these transactions. The amount of advances payable to a merchant, net of commissions, is credited as a payable to the merchant when delivery is complete.

Financial assets

The Group classified its financial assets in three categories; financial assets carried at amortized cost, financial assets carried at fair value through profit or loss, financial assets carried at fair value through other comprehensive income. Classification is performed in accordance with the business model determined based on the purpose of benefits from financial assets and expected cash flows. Management performs the classification of financial assets at the acquisition date. During the period the Group did not hold any financial assets in the “fair value through other comprehensive income” category.

a)	Financial assets carried at amortized cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, whose payments are fixed or predetermined, which are not actively traded and which are not derivative instruments are measured at amortized cost. They are included in current assets, except for maturities more than 12 months after the balance sheet date. Those with maturities more than 12 months are classified as non-current assets. The Group’s financial assets carried at amortized cost comprise “trade receivables”, “contract assets”, “financial investments” and “cash and cash equivalents” in the consolidated balance sheet.

Impairment

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The Group has further concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The expected loss rates are based on the payment profiles of sales over a period before reporting date and the corresponding credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. While cash and cash equivalents and financial investments carried at amortised cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

b)	Financial assets carried at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the consolidated balance sheet at fair value with net changes in fair value recognised in the consolidated statement of profit or loss. Financial assets at fair value through profit or loss consist of financial investments which are acquired to benefit from short-term price or other fluctuations in the market or which are a part of a portfolio aiming to earn profit in the short-run, irrespective of the reason of acquisition, and kept for trading purposes. Particularly, in 2021, the Group invested an amount of TRY 1,024,437 thousand for investment funds as financial asset which is valued by using Level 1 inputs. (Note 4).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Trade payables and payables to merchants

Trade payables mainly arise from the payables to retail suppliers related to the inventory purchases and services payables. It also includes payables to the marketplace merchants. Trade payables and payables to merchants are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Related parties

For the purpose of these consolidated financial statements, shareholders, key management personnel and Board members, in each case together with their families and companies controlled by or affiliated with them, investments and associated companies are considered and referred to as related parties.

Inventories

Inventories, comprising of trade goods, are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition is defined as the initial cost. An entity may purchase inventories on deferred settlement terms. When the arrangement effectively contains a financing element, that element, for example a difference between the purchase price for normal credit terms and the amount paid, is recognised as interest expense over the period of the financing. The cost of inventories is determined using the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Provision for inventories is accounted in cost of inventory sold.

Rebates

The Group periodically receives consideration from certain suppliers, representing rebates for products sold and rebates that are depending on reaching minimum purchase thresholds for a specified period. The Group considers those rebates as a reduction to costs of inventory when the amounts are reliably measurable.

Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is objective evidence that an asset is impaired. If any indication exists, the Group estimates the asset’s recoverable amount. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired. Impairment losses are recognized in statement of comprehensive loss.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (discounted cash flows an asset is expected to generate based upon management’s expectations of future economic and operating conditions). For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). An assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased.

Subsequent increase in the asset’s recoverable amount due to the reversal of a previously recognized impairment loss cannot be higher than the previous carrying value (net of depreciation and amortization).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Property and equipment and related depreciation

Property and equipment are carried at cost less accumulated depreciation and are amortized on a straight- line basis. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. Repairs and maintenance are charged to the profit or loss of the statement of comprehensive loss as incurred. The cost includes expenditure that is directly attributable to the acquisition of the items. The assets’ residual values and estimated useful economic lives are reviewed at the end of each reporting period and adjusted prospectively if appropriate. The depreciation periods for property and equipment, which approximate the useful lives of such assets, are as follows:

Furniture and fixtures	5–10 years
Leasehold improvements	5 years
Motor vehicles	5 years

An impairment loss is charged to profit and loss for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset’s net selling price and value in use.

Gains or losses on disposals of property and equipment, which is determined by comparing the proceeds with the carrying amount, are included in the related income and expense accounts, as appropriate.

Intangible assets and related amortization

Intangible assets comprise acquired software and rights. Acquired computer software licenses and rights are capitalized on the basis of costs incurred to acquire and bring to use the specific software. Software and rights costs are amortized over their estimated useful lives of 3 to 15 years.

Website development costs

Costs that are directly associated with the development of website and unique software products controlled by the Group are recognized as internally generated intangible assets when the following criteria are met:

●	it is technically feasible to complete the software so that it will be available for use or sale;
●	management intends to complete the software and use or sell it;
●	there is an ability to use or sell the software;
●	it can be demonstrated how the software will generate probable future economic benefits;
●	adequate technical, financial and other resources to complete the development and to use or sell the software are available; and
●	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the development website and software include direct employee costs, an appropriate portion of relevant overhead and service costs incurred as part of the development.

Development costs that do not meet the criteria above are recognized as expense as incurred. Development costs previously recognized as expense are not recognized as an asset in a subsequent period. Development costs recognized as an asset are amortized over their estimated useful lives between 2 and 4 years. Amortization starts when the asset is ready for use (Note 10).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Capitalized development costs, stages of website development and useful lives are assessed in accordance with the requirements of SIC 32 Intangible Assets: Web Site Costs and IAS 38 Intangible Assets.

Leases

At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys right to control the use of an identified asset for a period of time in exchange for consideration.

For a contract that is, or contains, a lease, the Group accounts for each lease component within the contract as lease separately from non-lease components of the contract.

The Group determines the lease term as the non-cancellable period of lease, together with both:

-	periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and
-	periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of lease.

The Group as a lessee

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

The relative stand-alone price of lease and non-lease components is determined on the basis of the price the lessor, or a similar supplier, would charge an entity for that component, or a similar component, separately. If an observable stand-alone price is not readily available, the Group estimates the stand-alone price, maximising the use of observable information.

The non-lease components are not accounted for within the scope of IFRS 16.

For determination of the lease term, the Group reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a change in circumstances that:

-	Is within the control of the Group,
-	Affects whether the Group is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

At the commencement date, the Group recognises a right of use asset and a lease liability under the lease contract.

Short-term lease agreements with a lease term of 12 months or less and agreements determined by the Group as low value have been determined to be within the scope of the practical expedient included in IFRS 16. For these agreements, the lease payments are recognized as an other operating expense in the period in which they are incurred. Such expenses have no significant impact on Group’s consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Lease liability

Lease liability is initially recognised at the present value of future lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

After initial recognition, the lease liability is measured by: (a) increasing the carrying amount to reflect interest on the lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in- substance fixed lease payments.

The Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate when: (a) there is a change in the lease term as a result of reassessment of the expectation to exercise a renewal option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term if that rate can be readily determined, or if not, its incremental borrowing rate at the date of reassessment.

Where: (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including changes to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects the changes in the interest rate.

The Group recognises the amount of the remeasurement of lease liability as an adjustment to the right of use asset. When the carrying amount of the right of use asset is reduced to zero and there is further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

-	The modification increases the scope of the lease by adding the right to use one or more underlying assets;
-	The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For lease modifications that are not accounted for as a separate lease, the Group, at the effective date of the lease modification; (a) allocates the consideration in the modified contract; (b) determines the lease term of the modified lease; and (c) remeasures the lease liability by discounting the revised lease payments using a revised discount rate.

The revised discount rate is determined as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or the lessee’s incremental borrowing rate at the effective date of the modification, if the interest rate implicit in the lease cannot be readily determined.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Right of use assets

The right of use asset is initially recognised at cost comprised of:

-	The amount of the initial measurement of the lease liability,
-	Any lease payments made at or before the commencement date, less any lease incentives received,
-	Any initial direct costs incurred by the Group, and
-	An estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognised as part of the cost of right of use asset when the Group incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

Right of use assets are amortized on a straight-line basis over their estimated useful lives and carried at cost less accumulated amortization and impairment losses, and adjusted for any re-measurement of lease liabilities. Useful lives are determined over the shorter of its estimated useful life and the lease term. Useful lives of right of use assets are as follows:

Useful lives

Buildings	2 – 5 years
Furniture and fixtures	4 – 5 years
Software and rights	3 – 15 years
Other	2 – 3 years

Deferred income taxes

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial statement purposes. Currently enacted or substantially enacted at period end tax rates are used to determine deferred income taxes.

Deferred income tax liabilities are recognized for all taxable temporary differences, whereas deferred tax assets resulting from deductible temporary differences, tax losses and tax incentives are recognized to the extent that it is probable that future taxable profit or taxable temporary differences will be available against which the deductible temporary difference can be utilized. Deferred income tax assets and liabilities are presented net when there is a legally enforceable right to offset current tax receivables against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same tax authority on the same taxable entity.

Provision for post-employment benefits

Under the Turkish Labour Law, the Group is required to pay post-employment benefits to each employee who has completed one year of service and achieves the retirement age (58 for women and 60 for men), or whose employment is terminated without due cause, or is called up for military service, or dies.

Provision for post-employment benefits represents the present value of the estimated total reserve of the future probable obligation of the Group arising from the retirement of the employees calculated using the “Projected Unit Credit Method” and based on factors derived using the experience of personnel terminating their services.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

The current service cost is recognized in the consolidated statement of comprehensive loss, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes curtailments and settlements. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in profit or loss of the statement of comprehensive loss.

Provisions, contingent assets and liabilities

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Contingent assets and liabilities

Contingent liabilities are not recognized in the financial statements. They are disclosed only, unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Commitments

A commitment is an enforceable, legally binding agreement to make a payment in the future for the purchase of services. Commitments are not recognized in the financial statements, only disclosed (Note 12), since the Group has not yet received the services.

Revenue recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer. The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group obtains control of the goods or services before they are transferred to the customer, the Group is the principal in the transaction. If it is unclear whether the Group obtains control, an assessment is made as to whether the Group is the primary obligor for providing the goods, whether it is subject to inventory risk and if it has discretion in establishing prices to determine whether it controls the goods. When the Group controls the goods before they are transferred to the customer, revenues are recorded on a gross basis (“Retail”). When the Group does not obtain the control of the goods before they are transferred to the customer, revenues are recorded on a net basis (“Marketplace”).

At contract inception, if the Group expects that the period between the transfer of the promised good or service and the payment is one year or less, the Group applies the practical expedient and does not make any adjustment for the effect of a significant financing component on the promised amount of consideration.

The Group launched its Loyalty Club in August 2020, which allows Loyalty Club customers to benefit from free deliveries, Loyalty Club specific campaigns, discounts and call center priority. The Group estimates the unused amount of these incentives (for example discounts) that will be redeemed and recognizes a liability, as necessary, with the corresponding reduction in revenue.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

The Group launched Hepsipay Cűzdanım (Wallet), an embedded digital wallet product in June 2021 and introduced “Hepsipapel”, a cashback points program that allows customers to earn and redeem points during purchases with the Wallet on the platform. The unused amount of cashback points provided to the customers are accounted as a liability and a revenue deduction.

i.    Sales of goods

Sales of goods relate to transactions where the Group acts directly as the seller of goods purchased from the suppliers. In these transactions, the Group acts as the principal. Collections from the customer for the goods sold are made at the time orders are placed. Revenue is recognized when the goods are delivered to the customers. The Group recognizes revenue from sales of goods, net of return and cancellation allowances.

Variable consideration is common and takes various forms, including returns and discounts. Customers have a right to return goods within 14 days from delivery of the goods. A right of return is contractual. A customer exercising its right to return a good receives a full refund. The Group estimates future returns for its sales and recognizes a liability for the expected returns, as necessary. Discounts the Group provides to customers are recognized as a reduction of revenue.

ii.    Services revenues

Service revenue includes marketplace commissions, transaction fees, charges for delivery services and other service revenues (mainly includes advertising revenues, fulfilment revenues and other commissions).

Marketplace commission

The Group offers a marketplace platform that enables third-party sellers (“merchants”) to sell their products through www.hepsiburada.com. Marketplace commission represents commission fees charged to merchants for selling their goods through this platform. In the Marketplace sales, the Group does not obtain control of the goods before delivery of the goods to the customer. Upon sale, the Group charges the merchants a fixed rate commission fee based on the order amount. The Group recognizes revenue for the commission fee at completion of the order delivery. The Group records any commission revenue recognized net of any anticipated returns of commissions that might affect the consideration the Group will retain.

The Group may, at times, provide discounts to the Marketplace customers. Any such discounts affect the amount of commission the Group will retain and are thus recognized as a reduction of revenue since they are a discount provided to a customer by the Group and therefore reduce the commission to be received.

Transaction fees

The Group also charges to its merchants a transaction fee for each order received. Such fees are recognized as revenue at the time the order is placed.

Other contractual charges

The Group charges contractual fees to its merchants mainly for late deliveries and cancellations caused by merchants. Such fees are recognized as revenue at a point in time.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Delivery service revenues

Except for some selected product categories, the Group collects shipping fees from its customers for order amounts less than a determined threshold. The Group also charges to its suppliers and merchants shipping fees based on an agreed price per order. Such shipping fees are recognized as revenue over time during the delivery period. The Group also provides cargo services to other e-commerce companies through its subsidiary, Hepsijet. Likewise, revenues generated through such cargo services are recognized over time during the delivery of the carried goods to the end customers.

Cost of inventory sold

Cost of inventory sold consists of the purchase price of consumer products, including supplier’s rebates and subsidies, write-downs and losses of inventories.

Borrowings

All bank borrowings are initially recognised at cost, being the fair value of the consideration received net of issue cost associated with the borrowing. After initial recognition, bank borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issuance costs and any discount or premium on settlement (Note 5).

Supplier and merchant financing arrangements

The Group carries out supplier and merchant financing arrangements with some of its suppliers and merchants in accordance with the agreements made between the Group, banks and those suppliers and merchants, that enable those suppliers and merchants to collect their receivables earlier than original due dates. When the original liability to a supplier or merchant has been extinguished or substantially modified (e.g. through change in original terms of the contract), the liabilities are classified as bank borrowings. Otherwise, the liabilities remain as trade payables.

Share-based payments

Share-based payment transactions are treated in accordance with IFRS 2. The standard encompasses all arrangements where an entity purchases goods and services in exchange for issue of an entity’s equity instruments, or cash payments based on the fair value of the entity’s equity instruments, unless the transaction is clearly for a purpose other than payment for goods and services supplied to the entity receiving them. In accordance with IFRS 2, the Group distinguishes between equity settled and cash settled plans. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. The cost of equity settled plans granted on grant date is allocated on a pro rata basis over the expected vesting period against equity. For equity settled share-based payments, the value of the awards is fixed at the grant date. A liability is recognised for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in payroll expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. A description of the existing share-based payment plan is disclosed in Note 13.

Capital increases and dividends

Ordinary shares are classified as equity. Pro-rata increases to existing shareholders are accounted for at par value as approved. Dividends on ordinary shares are recognized in equity in the period in which they are approved by the General Assembly Meeting.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Foreign currency transactions and balances

Foreign currency transactions during the period have been translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated into TRY at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the statement of comprehensive loss in financial income or expense.

Segment reporting of financial information

Operating segments are identified on the same basis as financial information is reported internally to the Group’s chief operating decision maker (“CODM”), the Group’s Board of Directors. The Group management determines operating segments by reference to the reports reviewed by the Board of Directors to make strategic decisions. The Board of Directors evaluates the operational results as a whole as one cash generating unit. No segmental information is presented in these consolidated financial statements, since no segmental financial information is reviewed by the CODM.

2.8    COVID-19

The World Health Organization characterized COVID-19 as a pandemic in March 2020. As of the date hereof, COVID-19 has spread widely around the world and new variants of the virus have emerged, resulting in the implementation of significant governmental measures in Turkey and globally, including lockdowns of manufacturing and logistics facilities, closures of businesses and offices, quarantines of individuals, and travel bans. COVID-19 and the measures taken to limit its spread have impacted consumer behaviour, including e-commerce shopping trends. During the COVID-19 pandemic, increased numbers of consumers in the Turkish market have shifted to e-commerce as a result of social distancing and other government restrictions, which resulted in the growth for demand for the Group’s products and services. However, with the lifting of Turkey’s lock down measures in July 2021, we observed some customer demand shifting back towards Turkish offline retailers, resulting in lower than anticipated online consumer activity and our operational and financial performance was negatively impacted. In March 2022, the Turkish government announced further lifting of Turkey’s COVID-19 measures. As the full impact of the COVID-19 pandemic continues to evolve, it is uncertain what effect the pandemic will have on consumer behaviour and the demand for various goods and services may evolve.

NOTE 3 - CASH AND CASH EQUIVALENTS

The analysis of cash and cash equivalents at 31 December 2021 and 2020 are as follows:

	2021	2020

Banks
- USD denominated time deposits	3,749,139	269,702
- TRY denominated time deposits	14,212	296,747
- TRY denominated demand deposits	49,382	20,339
- USD denominated demand deposits	652	2,705
- Other foreign currency deposits	84	3,150

	3,813,469	592,643

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 3 - CASH AND CASH EQUIVALENTS (Continued)

The weighted average interest rates of time deposits denominated in TRY and USD at 31 December 2021 are 15% per annum and 1% per annum, respectively (2020: 17% per annum for TRY, 2% per annum for USD).

At 31 December 2021, cash and cash equivalents included interest accrual amounting to TRY864 thousand (2020: TRY362 thousand); consequently, cash and cash equivalents as reported in the consolidated statement of cash flows amounted to TRY3,812,605 thousand (2020: TRY592,281 thousand).

NOTE 4 - FINANCIAL INVESTMENTS

	2021	2020

Financial assets measured at fair value through profit or loss
- Investment funds (*)	1,024,437	—
Financial assets carried at amortised cost
- Time deposits (**)	133,615	—
	1,158,052	—
(*)	Financial assets measured at fair value through profit or loss consists of investment funds which include government and private sector debt instruments.

(**) The interest rate of time deposit denominated in USD at 31 December 2021 is 1% (2020: None) per annum and its maturity is five months (2020: None).

The movements of financial assets measured at fair value through profit or loss are as follows:

Beginning of the period - 1 January 2021	—
Purchase of financial investments	792,840
Change in fair value recognized in the statement of comprehensive loss (Note 19)	(40,250)
Foreign exchange gains	271,847
31 December 2021	1,024,437

The movements of financial assets carried at amortised cost are as follows:

Beginning of the period - 1 January 2021	—
Purchase of financial investments	89,367
Foreign exchange gains	43,923
Interest accrual	325
31 December 2021	133,615

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 5 - BANK BORROWINGS

	2021	2020

Short-term bank borrowings	193,184	347,436

	193,184	347,436

As of 31 December 2021, supplier and merchant financing loans make up TRY92,167 thousand of the short-term bank borrowings (2020: supplier and merchant financing loans make up TRY39,091 thousand of the short-term bank borrowings).

All bank borrowings are denominated in Turkish Lira. As of 31 December 2021, the average annual effective interest rate for bank borrowings is 23.25% and the average annual effective interest rate for supplier and merchant financing loans is 25.19% (2020: 19.89% for bank borrowings and 19.10% for supplier and merchant financing loans.

The Group’s bank borrowings comprise fixed interest rate loans.

The movement schedule of the Group’s bank borrowings is disclosed in Note 24.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 6 - TRADE RECEIVABLES, TRADE PAYABLES and PAYABLES TO MERCHANTS

Trade receivables

The receivables of the Group mostly consist of receivables from retail suppliers and corporate customers.

	2021	2020

Trade receivables	40,566	52,885
Credit card receivables(*)	159,160	76,287
Receivables from suppliers(**)	34,137	37,791
Less: Provision for impairment of receivables	(9,172)	(9,856)

	224,691	157,107
(*)

Credit card receivables are due from banks and they are collectable in 44 days on average (2020: in 39 days on average) whereas they are collected in 21 days on average (2020: generally collected in 1-7 days, around 12% out of total, are collected in 28 days) if the Company elects to pay a commission to the banks.

(**)

The Group issues rebate invoices to its suppliers and if the Group’s rebate receivables from a supplier exceeds the payables owed to that specific supplier at the reporting date, the net receivable from that specific supplier is classified in trade receivables.

As of 31 December 2021, the Group does not have any overdue receivables except those receivables that are provided for (2020: None).

The movements in provision for impairment of receivables for the years ended 31 December 2021 and 2020 are as follows:

	2021	2020

1 January	9,856	6,513
Additions during the year	3,293	3,375
Collections	(3,977)	(32)

31 December	9,172	9,856

Trade payables and payables to merchants

	2021	2020

Payables to retail suppliers and service providers	2,978,353	1,418,912
Payables to merchants (*)	1,083,796	605,637

	4,062,149	2,024,549
(*)	Payables to merchants relate to amounts received by the Group for the products delivered by merchants to the customers, net of commissions, service charges and delivery costs.

As of 31 December 2021, supplier and merchant financing payables, included in payables to retail suppliers and service providers, amounts to TRY123,240 thousand (2020: TRY41,475 thousand).

The Group’s average maturity of its outstanding payables is 42 days for retail suppliers and 21 days for merchandise suppliers (2020: 53 days for retail suppliers and 21 days for merchandise suppliers).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 7 - INVENTORIES

The analysis of inventories at 31 December 2021 and 2020 is as follows:

	2021	2020

Trade goods	1,650,528	785,969
Less: Provision for impairment	(11,048)	(15,828)

	1,639,480	770,141

Inventories include TRY7,779 thousand of subsequently returned goods based on the Group's return policy.

The movements in provision for impairment of trade goods were as follows:

	2021	2020

1 January	15,828	1,289
Reversed	(15,828)	(1,289)
Charge for the year	11,048	15,828

31 December	11,048	15,828

NOTE 8 - CONTRACT ASSETS, CONTRACT LIABILITIES AND MERCHANT ADVANCES

	2021	2020

Contract assets	7,351	55,737

Contract assets represent earned but not invoiced commission income from merchandise sales and delivery services revenue. All contract assets are short-term and their maturities are less than 1 month (2020: less than 1 month).

	2021	2020

Contract liabilities and merchant advances	219,241	150,698

These amounts relate to undelivered orders and include contract liabilities, which will be released to revenues, as well as advances received from customers for marketplace transactions amounting to TRY 131,893 thousand (2020: TRY 94,408 thousand), where the Group acts as an agent, which are credited as a payable to the merchant when delivery is complete. Average delivery date varies between 1 –4 days.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 9 - PROPERTY AND EQUIPMENT

The movements in property and equipment and related accumulated depreciation during the years ended 31 December 2021 and 2020 were as follows:

	1 January			31 December
	2021	Additions	Disposals	2021

Cost:
Motor vehicles	1,136	1,021	(31)	2,126
Furniture and fixtures (*)	79,774	44,167	(1,419)	122,522
Leasehold improvements	26,985	8,403	—	35,388
Advances given	648	—	(648)	—

Total	108,543	53,591	(2,098)	160,036

Accumulated depreciation:
Motor vehicles	(229)	(273)	31	(471)
Furniture and fixtures	(38,720)	(14,392)	1,039	(52,073)
Leasehold improvements	(12,644)	(4,308)	—	(16,952)

Total	(51,593)	(18,973)	1,070	(69,496)

Net book value	56,950			90,540
(*)	Addition of furniture and fixtures mainly comprise of purchased computers and machine equipment investments in our operation center.

	1 January			31 December
	2020	Additions	Disposals	2020

Cost:
Motor vehicles	398	790	(52)	1,136
Furniture and fixtures	55,395	24,400	(21)	79,774
Leasehold improvements	25,087	1,898	—	26,985
Advances given	—	648	—	648

Total	80,880	27,736	(73)	108,543

Accumulated depreciation:
Motor vehicles	(135)	(132)	38	(229)
Furniture and fixtures	(29,917)	(8,818)	15	(38,720)
Leasehold improvements	(9,166)	(3,478)	—	(12,644)

Total	(39,218)	(12,428)	53	(51,593)

Net book value	41,662			56,950

There is no collateral, pledge or mortgage on tangible assets as of 31 December 2021 (2020: None).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 10 - INTANGIBLE ASSETS

	1 January				31 December
	2021	Additions(*)	Disposals	Transfer	2021

Cost:
Acquired software and rights	89,761	14,563	(833)	896	104,387
Website development costs (**)	152,777	158,833	—	—	311,610
Other	1,446	1,556	(11)	(896)	2,095

Total	243,984	174,952	(844)	—	418,092

Accumulated amortization:
Acquired software and rights	(68,118)	(12,770)	660	—	(80,228)
Website development costs	(86,479)	(48,587)	—	—	(135,066)

Total	(154,597)	(61,357)	660	—	(215,294)

Net book value	89,387				202,798
(*)	Personnel bonus provision related to direct employee costs amounting to TRY13,753 thousand is capitalized as part of the website development costs as of 31 December 2021.
(**)	Website development costs include projects under development amounting to TRY 16,417 thousand (2020: TRY 12,270 thousand) which are not amortised yet as of 31 December 2021.

	1 January			31 December
	2020	Additions	Disposals	2020

Cost:
Acquired software and rights	80,154	9,607	—	89,761
Website development costs	90,013	62,764	—	152,777
Other	1,586	—	(140)	1,446

Total	171,753	72,371	(140)	243,984

Accumulated amortization:
Acquired software and rights	(56,837)	(11,281)	—	(68,118)
Website development costs	(51,568)	(34,911)	—	(86,479)

Total	(108,405)	(46,192)	—	(154,597)

Net book value	63,348			89,387

There is no collateral, pledge or mortgage on intangible assets as of 31 December 2021 (2020: None).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 11 - LEASES

Right of use assets

	1 January				31 December
	2021	Additions	Disposals	Remeasurement	2021

Cost:
Buildings	130,504	33,996	—	14,783	179,283
Furniture and fixtures	69,876	59,164	—	—	129,040
Software and rights	24,149	12,077	—	—	36,226
Other	35,931	20,347	—	—	56,278

Total	260,460	125,584	—	14,783	400,827

Accumulated amortization:
Buildings	(84,937)	(21,404)	—	—	(106,341)
Furniture and fixtures	(21,945)	(19,722)	—	—	(41,667)
Software and rights	(12,774)	(7,354)	—	—	(20,128)
Other	(14,821)	(12,115)	—	—	(26,936)

Total	(134,477)	(60,595)	—	—	(195,072)

Net book value	125,983				205,755

	1 January				31 December
	2020	Additions	Disposals	Remeasurement	2020

Cost:
Buildings	101,274	22,098	—	7,132	130,504
Furniture and fixtures	28,529	41,347	—	—	69,876
Software and rights	21,868	2,281	—	—	24,149
Other	13,419	22,512	—	—	35,931

Total	165,090	88,238	—	7,132	260,460

Accumulated amortization:
Buildings	(71,951)	(12,986)	—	—	(84,937)
Furniture and fixtures	(11,825)	(10,120)	—	—	(21,945)
Software and rights	(7,442)	(5,332)	—	—	(12,774)
Other	(8,696)	(6,125)	—	—	(14,821)

Total	(99,914)	(34,563)	—	—	(134,477)

Net book value	65,176				125,983

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 11 - LEASES (Continued)

Lease liabilities

	2021	2020

Short-term lease liabilities	109,310	51,211
Long-term lease liabilities	101,940	92,845

	211,250	144,056

Maturity analysis of lease liabilities is disclosed in Note 22 and the movement of lease liabilities is disclosed in Note 24.

Lease liabilities are discounted using the Group’s incremental borrowing rates and implicit rate in the lease (where applicable). As of 31 December 2021, the weighted average annual incremental borrowing rates of the Group for TRY is 21% (2020: TRY 17%, Euro 4.28%).

The Group has adopted the practical expedient included in IFRS 16 for short-term lease agreements with a lease term of 12 months or less and lease agreements determined by the Group as having a low value. The Group accounts for the lease payments in other operating expenses in the period in which they are incurred. Such expenses are not material to the Group’s consolidated financial statements.

NOTE 12 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES

Short term provisions

	2021	2020

Provision for Competition Authority Investigation (Note 26)(*)	127,525	—
Provision for legal disputes(**)	4,897	3,734

	132,422	3,734

(*) In April 2021, the Turkish Competition Authority (the “TCA”) initiated an investigation against 32 companies regarding anti-competitive agreements in the labor markets (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding the Group). On 18 August 2021, the Group received a notification from the TCA stating that the Competition Board, the executive body of the TCA, had decided to initiate an investigation on 5 August 2021 against 11 companies including Hepsiburada the subject of which is same with the existing April 2021 investigation and merged these two investigations. The Group received TCA’s report on the investigation on April 18th, 2022. In the investigation report the rapporteurs are of the opinion that we are in violation of the Competition Law which prohibits anti-competitive agreements in the labor markets and administrative fine will be imposed. It is important to state that this report shows the opinion of the rapporteurs, and the Competition Board will make the final decision. The Group expects that the final decision will be rendered within the next 6 months. If the Competition Board considers that there is a violation in line with the report of the rapporteurs, according to the “Regulation on Fines to Apply in Cases of Agreements, Concerted Practices and Decisions Limiting Competition, and Abuse of Dominant Position” (Penal Regulation), a ratio between 2% and 4% of the D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with tax legislation, of the previous year (2021) shall be taken as a basis for penalty. Since the management and legal advisors concluded that the cash outflow is probable, the Group recognized a provision amounting to TRY 127,525 thousand in its consolidated financial statements, as its best estimate. The amount was calculated by applying 2% to the D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with the tax legislations for the year ended 31 December 2021 and reduced by 25% for early payment discount on the amount calculated, if the administration fine will be paid within 30 days, an option which the management will exercise.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 12 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Short term provisions (Continued)

(**) Legal disputes mainly comprise labour lawsuits claimed against the Group.

The movements in provisions for legal disputes for the years ended 31 December 2021 and 2020 are as follows:

		Current	Paid
	1 January	year	during	31 December
	2021	charge	the year	2021

Competition Authority Investigation	—	127,525	—	127,525
Legal disputes	3,734	1,721	(558)	4,897

	3,734	129,246	(558)	132,422

		Current	Paid
	1 January	year	during	31 December
	2020	charge	the year	2020

Legal disputes	1,866	2,674	(806)	3,734

	1,866	2,674	(806)	3,734

Contingent liabilities

In February 2019, the TCA initiated a preliminary inquiry in response to the claim that the Group and one of its supplier violated the Act no. 4054 by means of a most favoured customer clause, discrimination, restriction of intra-brand competition, refusal to deal and resale price maintenance. As a result of the preliminary inquiry, the TCA decided to initiate an investigation into the Group and its supplier. On 15 April 2021, the Competition Board, the executive body of the TCA, concluded its investigation and issued its decision in favour of the Group, indicating that the Group did not hold a dominant position in the relevant market and did not breach the Turkish competition law. No fines were imposed to the Group as a result of this investigation. The TCA issued its reasoned decision on 11 October 2021. Following the issuance of the reasoned decision of the TCA, any third-party (including the party who initially raised the complaint) will have to object to such decision within 60 days at the Ankara administrative courts. To the best of management’s knowledge, there has been no objection to the written reasoned decision yet. No provision has been recognised in these consolidated financial statements in relation to this investigation since a probable outflow of economic benefits is deemed to be unlikely in consideration of the conclusion of the TCA’s executive body in favour of the Group.

In July 2020, the Group received a request from the Turkish tax authority for the initiation of a tax audit for the years 2019 and 2018 with regards to corporate income tax and VAT. The Group submitted its books and records to the Turkish tax authority in August 2020 and as of the approval date of these financial statements, tax investigation and submission of the requested information to the tax authority are ongoing and the Group has not received any further specific notification from the tax authority. The Group management and its tax advisors believe that the investigation is routine and ordinary. The Group management and its tax advisors believe that there is no significant uncertain tax position of the Group for the respective years. Based on these facts, no provision has been recognized in these consolidated financial statements. Moreover, the ongoing tax audit is closed in terms of corporate income tax by increasing the CIT base within the scope of “Law regarding the Restructuring of Certain Receivables” (“Tax Amnesty Law”) numbered 7326 that has been launched in Turkey in June 2021 (Note 20).

On September 28, 2021, a shareholder filed a putative class action complaint against the Company, members of the Company’s management and Board, and various other defendants in the Supreme Court of the State of New York. The case is pending in the Supreme Court of the State of New York in the United States. The plaintiff asserts causes of action against the Company and the other defendants for alleged violations of the Securities Act of 1933, as amended, based on allegedly misleading statements in the Registration Statement and Prospectus the Company filed with the U.S. Securities and Exchange Commission in connection with its initial public offering in the U.S.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 12 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

On October 21, 2021, alleged holder of Company’s American Depository Shares’ filed a putative class action complaint against the Company, members of the Company’s management and Board, and various other defendants in the United States District Court for the Southern District of New York. The case is pending in the United States District Court for the Southern District of New York. The plaintiff asserts causes of action against the Company and the other defendants for alleged violations of the Securities Act of 1933, as amended, based on allegedly misleading statements in the Registration Statement and Prospectus the Company filed with the U.S. Securities and Exchange Commission in connection with its initial public offering in the U.S.

The cases are at a very early stage. At this time, the Company’s legal advisors are unable to form a judgment, as to whether an ultimate outcome unfavorable to the Company in the matters described above is either “probable” or “remote”. Based on these facts and due to the uncertainty as to the final outcome of the litigation, no provision has been recognized in these consolidated financial statements.

Contingent asset

The Group initiated a set of lawsuits against the tax authority in the year 2020 and 2021 for the collection of previously paid withholding tax amounts in connection with the advertising services received from digital advertising platforms. The lawsuits are driven by the uncertainties and complexities of the application of double tax treaty rules. The primary court has ruled in favour of the Group in 2021 for fifteen litigations amounting to TRY50 million out of a total claim amount of approximately TRY54 million TRY50 million has been collected and recognised as other operating income (Note 17). This decision can be appealed by the tax authority, as one of the fifteen favourable decisions was appealed by the tax authority in 2021. The remaining cases are still in judicial process. Due to the uncertainty for the final outcome, the Group management has not recognized any income accrual in respect to these claims.

Letters of guarantee given

The letters of guarantee provided to public institutions and suppliers are amounting to TRY933,444 thousand at 31 December 2021 (2020: TRY578,803 thousand).

Commitments

As at 31 December 2021, outstanding purchase commitments with respect to the acquisition of capital expenditures and purchase of technology and other services amounted to TRY105,954 thousand (2020: TRY10,479 thousand).

NOTE 13 - PROVISION FOR EMPLOYEE BENEFITS

Short term provision for employee benefits

	2021	2020

Provision for personnel bonus (*)	53,029	13,464
Provision for unused vacation	17,700	9,344

	70,729	22,808
(*)	Personnel bonus provision related to direct employee costs amounting to TRY13,753 thousand is capitalized as part of the website development costs as of 31 December 2021 (Note 10).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 13 - PROVISION FOR EMPLOYEE BENEFITS (Continued)

The movements in provisions for personnel bonus and unused vacation for the years ended 31 December 2021 and 2020 are as follows:

		Current	Paid
	1 January	year	during	31 December
	2021	charge	the year	2021

Personnel bonus	13,464	53,029	(13,464)	53,029
Unused vacation	9,344	10,862	(2,506)	17,700

	22,808	63,891	(15,970)	70,729

		Current	Paid
	1 January	year	during	31 December
	2020	charge	the year	2020

Personnel bonus	10,433	13,464	(10,433)	13,464
Unused vacation	5,278	4,857	(791)	9,344

	15,711	18,321	(11,224)	22,808

Long term provision for employee benefits

	2021	2020

Provision for post-employment benefits	5,297	3,299

	5,297	3,299

Post-employment benefits

Under the Turkish Labour Law, the Company is required to pay termination benefits to each employee who has completed one year of service and whose employment is terminated without due cause, or who is called up for military service, dies or retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). The maximum amount payable equivalent to one month’s salary for each year of service limited to a maximum of TRY8,284.51 for each year of service at 31 December 2021 (2020: TRY7,117.17).

Post-employment benefit liability is not funded and there is no legal funding requirement.

IAS 19 “Employee Benefits” requires actuarial valuation methods to be developed to estimate the Group’s obligation under the defined benefit plans. Actuarial gain/(loss) is accounted under the “Actuarial gain/(loss) on the equity”. The following actuarial assumptions are used in the calculation of the total liability:

	2021	2020

Discount rate (%)	3.93	3.89
Probability of retirement (%)	77.21	81.62

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 13 - PROVISION FOR EMPLOYEE BENEFITS (Continued)

The principal assumption is that the maximum liability for each year of service will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the anticipated effects of future inflation. The retirement pay provision ceiling TRY10,848.59 (exact) which is effective from 1 January 2022, is taken into consideration in the calculation of provision for employment termination benefits (31 December 2020: TRY7,638.96 (exact) effective from 1 January 2021).

The movements in the provision for the post-employment benefit for the years ended 31 December 2021 and 2020 are as follows:

	2021	2020

At 1 January	3,299	1,970
Charge for the year	1,306	571
Interest cost	407	232
Actuarial losses	3,290	1,984
Payments during the year	(3,005)	(1,458)

At 31 December	5,297	3,299

Share-based payments

On 25 March 2021 the Group approved a new share-based payment plan to some of its key management personnel which modified the previously created share-based payment plans. Additionally, on 31 July 2021, the Group decided to grant to some of its other executives, a share-based plan with similar terms offered to its executives. The share-based payment plans consist of a cash settlement clause (20% of the total share-based payment award) in the event that an initial public offering (“IPO”) takes place until 2021 year-end and at least 20% of the Company’s shares are sold in the IPO (non-market performance condition). Both the cash and equity settlement (which depend on the valuation of the shares during the IPO) take place only in case the valuation of the Company’s shares in the IPO achieves a certain threshold (market performance condition). The same plan has an equity settlement clause where executives will be entitled to receive Company’s shares based on the value of the shares in the IPO (20% of the share-based payment award for each year starting from 18 months after the IPO for the next 3 years). Shares are delivered to executives in the condition that they continue working for the Company in the respective payment dates (service condition). Remaining 20% of the share-based payment plan will be delivered on the above same dates to executives in terms of Company’s shares based on Company’s meeting at least 90% of its business plans as of respective years (non-market performance condition) and depending on their performance in the relevant period as determined by the Board of Directors.

With the closing of the IPO in July 2021 and because certain thresholds for the valuation of the Company’s shares in the IPO were achieved, the necessary conditions were met for the cash settlement clause and the Company paid the cash settled part of the plan in 2021 amounting to TRY 121.2 million and recognised in payroll and outsource staff expenses.

The equity settled payments are triggered upon meeting certain “vesting” and “performance target” conditions which are evaluated separately. Service-based awards will vest in three tranches until 31 January 2025. The cost of equity settled plans granted on grant date is allocated over the expected vesting period against equity on a pro rata basis. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. Fair value calculation prior to the realization of IPO was performed using a combination of income approach and market approach. For equity-settled plans granted after the realization of IPO, fair value of shares traded in NASDAQ at grant date was used.

As of 31 December 2021, no share-based payment provision has been recognized for the performance target-based awards since the relevant criteria have not yet been set.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 13 - PROVISION FOR EMPLOYEE BENEFITS (Continued)

The following table summarizes the Group’s granted share units:

		Weighted average
	Number of units	grant date fair value

Outstanding as of 31 December 2020	—	—
Units granted	2,741,112	114.66
Units vested	(743,681)	114.66
Units forfeited (not yet vested) (*)	(317,310)	114.66
Outstanding as of 31 December 2021	1,680,121	114.66

(*)	Forfeited but not yet vested units consist of granted units on 25 March 2021 and forfeited before vesting period.

During 2021, the fair value of granted share units that vested is TRY85,270 thousand included in “other capital reserves” in the statement of changes in equity and in payroll and outsource staff expenses in the statement of comprehensive loss. Scheduled vesting of outstanding restricted stock units as of 31 December 2021 is as follows:

2022	1,009,525
2023	460,676
2024	197,934
2025	11,986

Total	1,680,121

NOTE 14 - OTHER ASSETS AND LIABILITIES

The analysis of other current and non-current assets and liabilities at 31 December 2021,2020 and 2019 is as follows:

	2021	2020

Other current assets:
Value added tax (“VAT”) receivables	124,004	82,394
Prepaid expenses	63,246	14,071
Advances given	2,918	1,637
Prepaid tax	4,702	2,907
Other	4,917	9,786

	199,787	110,795

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 14 - OTHER ASSETS AND LIABILITIES (Continued)

	2021	2020

Other non-current assets:
VAT receivables (*)	292,146	—
Prepaid expenses	4,798	2,583
Other	314	223

	297,258	2,806
(*)	VAT receivables that are expected to be offset against VAT payables in more than one year have been classified as other non-current assets.

	2021	2020

Other current liabilities:
Taxes and funds payable	59,454	15,342
Payable to personnel	36,755	16,195
Expense accruals	27,118	8,532
Received upfront fee under ADS program (*)	17,617	—
Refund liability	8,505	—
Deferred income	1,163	9,684
Other liabilities (**)	12,931	2,026

	163,543	51,779

	2021	2020

Other non-current liabilities:
Received upfront fee under ADS program (*)	97,054	—
Deferred income	347	—

	97,401	—
(*)

These are American Depository Shares (“ADS”) fees collected under the depository service agreement for seven-year period that was signed between the Group and depository bank and which is recognised as other income on a pro-rata basis.

(**)	Other liabilities mainly consist of withholding tax refunds in the amount of TRY 8,526 thousands which will be paid to our digital advertising suppliers.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 15 - EQUITY

a)    Share capital

As of 31 December 2021, the Group’s authorised and paid-in share capital consists of 325,998,290 (2020:56,865,658) shares with TRY0.2 (2020: TRY1) nominal value each. As of 31 December 2021, 40,000,000 of the shares consist of A group shares (owned by Hanzade Vasfiye Doğan Boyner) and the remaining 285,998,290 shares are B group shares (owned by other shareholders).

In Ordinary and Extraordinary General Assembly meetings, each Class A share grants 15 (fifteen) votes to the shareholders who own these shares and each of Class B share grants one vote to the shareholders, provided that provisions of the Turkish Commercial Code are reserved.

Share capital as of 31 December 2021 and 2020 is as follows:

	2021	Share (%)	2020	Share (%)

Turk Commerce B.V.	9,500	14.57	14,216	25.00
Hanzade Vasfiye Doğan Boyner	13,973	21.43	13,973	24.57
Vuslat Doğan Sabancı	9,708	14.89	9,708	17.07
Yaşar Begümhan Doğan Faralyalı	9,708	14.89	9,708	17.07
Arzuhan Doğan Yalçındağ	8,854	13.58	8,854	15.57
Işıl Doğan	407	<1	407	<1
Public shares	13,050	20.02	—	—

	65,200	100	56,866	100

b)    Share premium

	2021	2020

Share premium	4,260,737	187,465

	4,260,737	187,465

Increase in share capital and share premium

During General Assembly dated 24 June 2019, the shareholders decided to increase the share capital of the Company through injection of additional capital amounting to TRY180,000,009. The shareholders paid TRY10,727,492 for 10,727,492 shares with TRY1 nominal value each as a result of issuance of new shares. TRY169,272,517 have been paid as a premium on issued shares.

In 2019, D Portal Yatırımları A.Ş. which was owned by the members of Doğan Family was merged with the Company and the shareholding structure of the Company has changed accordingly. Such merger had no significant impact on the Group's financial statements since D Portal Yatırımları A.Ş. was only acting as the parent entity of the Company with no business activity or any other investment. As a result of the merger, TRY40,002 has been accounted for as a share premium increase in 2019.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 15 - EQUITY (Continued)

At the extraordinary General Assembly meeting (“GAM”) dated 25 May 2021, it was decided that the Company adopts the registered capital system as per the provisions of the Turkish Commercial Code numbered 6102 and nominal value of each share has been determined as TRY 0.20. Upon this GAM, the issued share capital of the Company was divided into 284,328,290 registered shares each with a nominal value of TRY 0.20.

On Board of Directors meeting dated 5 July 2021, the shareholders have decided to increase the share capital of the Company by amounting to TRY 8,334 thousand reaching to TRY 65,200 thousand through injection of additional capital. In addition to the capital increase, it has been decided to undertake a share premium of TRY 4,107,870 thousand and to issue 41,670,000 class B shares with premium.

Shareholders have assigned new issued class B ordinary shares to underwriters amounting to TRY8,334 thousand for 41,670,000 shares with TRY0.2 nominal value each for IPO of American Depositary Shares.

On 6 July 2021, the Group received TRY4,116,204 thousand proceeds from the IPO in Nasdaq and TRY 8,334 thousand was accounted as a capital increase since the IPO completed through capital increase and TRY4,073,272 thousand is accounted as a share premium after deducting transaction costs. The Group incurred TRY54,178 thousand of transaction costs directly related to the offering and TRY34,598 thousand of transaction costs netted off from share premium.

The Group had a capital inadequacy matter as per the Article 376 of the Turkish Commercial Code (“TCC”) as of 31 December 2020. As of 31 December 2021, the Group does not have a capital inadequacy matter as per the Article 376 of the TCC as result of the equity increase through the IPO proceeds.

c)    Restricted reserves

	2021	2020

Restricted reserves	1,586	1,586

	1,586	1,586

The restricted (“legal”) reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”). The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 16 - REVENUE

The analysis of revenue for the years ended 31 December 2021, 2020 and 2019 is as follows:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2021	2020	2019

Sales of goods	6,134,367	5,301,943	2,048,020
Marketplace revenues(*)	601,322	603,249	350,030
Delivery service revenues	740,179	445,891	176,293
Other (**)	82,153	24,644	29,392

Revenues	7,558,021	6,375,727	2,603,735
(*)	Marketplace revenues mainly consists of marketplace commission, transaction fees and other contractual charges to the merchants.
(**)	Other revenue mainly includes advertising revenues, fulfilment revenues and other commissions.

The Group derives revenue from the sales of goods, marketplace revenues and other revenues at a point in time. Delivery service revenues are recognized over time. All contracts are for periods of the expected original duration of one year or less.

The Group’s revenues are generated in Turkey and the Board of Directors evaluates the operational results as a whole as one cash generating unit, therefore no disaggregated geographical information is presented.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 17 - OTHER OPERATING INCOME AND EXPENSES

The analysis of other operating income and expenses for the years ended 31 December 2021, 2020 and 2019 is as follows:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2021	2020	2019

Other operating expenses:
Provision for Competition Authority investigation (Note 12)	(127,525)	—	—
Consultancy (*)	(59,938)	(11,194)	(5,424)
Credit card processing	(23,718)	(18,596)	(5,279)
Insurance	(21,322)	(2,869)	(1,212)
Utilities	(18,663)	(14,396)	(7,798)
Rent expenses	(6,134)	(3,059)	(1,734)
Credit card chargebacks	(4,546)	(1,990)	(984)
Irrecoverable value added tax	(3,710)	(1,134)	(553)
Provision for doubtful receivables	(3,293)	(3,375)	(704)
Internet line	(3,189)	(1,533)	(565)
Maintenance expenses	(2,646)	(1,044)	(656)
Vehicle fuel	(2,430)	(1,140)	(1,193)
Stationary	(1,349)	(699)	(807)
Other	(33,506)	(17,634)	(14,633)

	(311,969)	(78,663)	(41,542)

Other operating income:
Withholding tax return income (**)	49,945	—	—
Depository income	8,747	—	—
Bank promotion income	2,702	1,597	1,470
Services charged	2,447	1,838	—
Grant income	2,300	952	215
Income from scrap packaging materials sales	1,420	820	—
Provisions released	1,411	—	—
Other	9,773	2,647	131

	78,745	7,854	1,816

(*)The increase is mainly related to the consultancy services received before and after the IPO process.

(**)As explained in note 12, witholding tax return income consists of collections of previously paid witholding tax amounts in connection with the advertising services received from digital advertising platforms.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 18 - FINANCIAL INCOME

The analysis of financial income for the years ended 31 December 2021, 2020 and 2019 is as follows:

Financial income:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2021	2020	2019

Foreign currency exchange gains	2,071,914	57,469	12,512
Interest income on time deposits	42,528	21,016	10,717
Interest income on credit sales	33,381	18,622	13,545
Other	12,297	5,806	3,744

	2,160,120	102,913	40,518

NOTE 19 - FINANCIAL EXPENSES

The analysis of financial expenses for the years ended 31 December 2021, 2020 and 2019 is as follows:

Financial expenses:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2021	2020	2019

Commission expenses due to early collection of credit card receivables	(461,270)	(225,242)	(185,093)
Foreign currency exchange losses	(343,450)	(44,804)	(19,358)
Interest expenses on purchases	(83,710)	(66,616)	(24,445)
Interest expenses on bank borrowings	(55,888)	(36,583)	(25,502)
Net fair value losses on financial assets at fair value (Note 4)	(40,250)	—	—
Interest expenses on lease liabilities	(31,696)	(20,036)	(18,733)
Other	(406)	(3,136)	(149)

	(1,016,670)	(396,417)	(273,280)

Interest expenses on purchases consist of interest embedded in inventories purchased on deferred settlement terms.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 20 - TAXATION ON INCOME

The tax on the Group’s loss before taxation on income differs from the theoretical amount that would arise using the weighted average tax rate applicable to loss for the years ended 31 December 2021, 2020 and 2019 as follows:

	2021	2020	2019

Loss before income taxes	(700,078)	(474,516)	(131,647)

Tax calculated at enacted tax rate of 25% (2020: 22%, 2019: 22%)	175,020	104,394	28,962
Effect of disallowable expenses	(37,552)	(6,243)	(1,377)
Deferred income tax assets not recognized	(137,468)	(98,151)	(27,585)

Income tax credit/(expense)	—	—	—

Current income tax

Turkish tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provisions for taxes, as reflected in these consolidated financial statements, have been calculated on a separate-entity basis.

Turkish Corporate Tax Law has been amended by Law No. 5520 dated 13 June 2006. Most of the articles of this new Law No. 5520 have come into force effective from 1 January 2006, setting the corporate tax rate as 20%. Within the scope of the “Law on Amendments to Certain Tax Laws and Some Other Laws” numbered 7061, which was published in the Official Gazette dated 5 December 2017, the corporate tax rate for the years 2018, 2019 and 2020 was increased from 20% to 22%. With the provisional article 13 added to the Corporate Tax Law and with the 11th article of the Law 7316 published in the Official Gazette dated April 22, 2021, the corporate tax rate, which was 20% as of 31 December 2020, will be applied at the rate of 25% for the corporate earnings in 2021 and 23% for the corporate earnings in 2022.

Corporation tax rate is applicable on the total income of the companies after adjusting for certain disallowable expenses, income tax exemptions (participation exemption etc.) and income tax deductions (for example research and development expenses deduction). No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey, or resident corporations are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as a profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporation tax quarterly at the rate of 25% on their corporate income. Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set off against other liabilities to the government.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within the 25th of the fourth month following the close of the financial year to which they relate.

Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. Tax losses cannot be carried back to offset profits from previous periods.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 20 - TAXATION ON INCOME (Continued)

Deferred income taxes

The Group recognizes deferred income tax assets and liabilities based upon temporary differences arising between their financial statements as reported under IFRS and their tax records. These differences usually result in the recognition of income and expenses in different reporting periods for IFRS and tax purposes.

As of 31 December 2021, the Group has not accounted for deferred income tax assets on its carry forward tax losses, unused tax incentives (although such incentives have no expiry date) and other deductible temporary differences amounting to TRY259,715 (2020: TRY154,245),TRY55,477 (2020: TRY23,879) and TRY20,486 (2020: TRY16,179), respectively, due to the uncertainties as to the realization of such deferred tax assets in the foreseeable future.

	Total temporary differences		Deferred income tax assets/(liabilities)
	2021	2020	2021	2020

Deferred income tax assets:
Carry forward tax losses	1,129,197	771,226	259,715	154,245
Tax incentives	241,206	119,397	55,477	23,879
Right of use assets and related lease liabilities	28,816	33,040	6,628	6,608
Provision for impairment of trade goods	10,151	10,462	2,335	2,092
Accrued expenses, contract liabilities and merchant advances	3,195	12,670	717	2,534
Property and equipment and intangible assets	55,357	23,578	11,071	4,716
Other	13,553	2,910	3,154	582

Total	1,481,475	973,283	339,097	194,656

Deferred income tax liabilities:
Prepaid expenses	(3,404)	(1,763)	(783)	(353)
Trade payables and payables to merchants	(11,461)	—	(2,636)	—

Total	(14,865)	(1,763)	(3,419)	(353)

Non recoverable deferred tax assets			335,678	194,303
Deferred income tax assets, net			—	—

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 20 - TAXATION ON INCOME (Continued)

Since the applicable tax rate will be changed to 20% for the following years beginning from 1 January 2023, 23% tax rate is used in the deferred tax calculation of 31 December 2021 for the temporary differences expected to be realized/closed within 1 years. However, since the corporate tax rate after 2022 is 20%, 20% tax rate is used for the temporary differences expected to be realized/closed after 2022.

The expiration dates of tax losses which the Group has not recognised any deferred income tax asset are as follows:

	2021	2020

2021	—	32,445
2022	53,838	59,591
2023	65,639	145,173
2024	48,458	101,937
2025	413,723	432,080
2026	547,539	—

Total	1,129,197	771,226

Within the scope of “Law regarding the Restructuring of Certain Receivables” (“Tax Amnesty Law”) numbered 7326 that has been launched in Turkey in June 2021, D-Market voluntarily increased its corporate income tax (“CIT”) base for the years ended 2018 and 2019, D-Ödeme and D-Fast for the years ended 2018, 2019 and 2020 and half of previous years’ losses related to the fiscal years in which tax bases have been increased cannot be benefitted in the following years. The Group paid TRY 146 thousand to increase its CIT base voluntarily and the Group will not be subjected to any tax investigation related to the CIT taxes for related years within the scope of tax amnesty. In addition, the ongoing tax audit is closed in terms of corporate income tax by increasing the CIT base.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 21 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES

a)    Remuneration of key management personnel:

The remuneration of key management personnel (directors and members of executive management) for the years ended 31 December 2021, 2020 and 2019 are as follows;

	2021	2020	2019

Salaries and other short-term employee benefits	310,105	63,165	36,445

Salaries and other short-term benefits include cash-settled share based payments amounting to TRY121.2 million and equity settled share based payments amounting to TRY85.3 million in 2021.

b)    Balances with related parties at 31 December 2021 and 2020:

All related parties listed below are controlled by the Doğan Family members.

Due from related parties:

	2021	2020

Doğan Dış Ticaret ve Mümessillik A.Ş. (“Doğan Dış Ticaret”)	1,822	1,404
Mutlu Erturan (*)	—	1,500
Other	362	504

	2,184	3,408
(*)	In September 2020, the Company provided non-interest bearing loan of TRY1,500 thousand to an executive officer, Mutlu Erturan. The loan was fully repaid by 5 March 2021.

Amounts due from other related parties mainly resulted from sale of trade goods and non-interest bearing loan provided to an executive officer.

Due to related parties:

	2021	2020

Doruk Faktoring A.Ş.	4,469	—
Doğan Yayınları Yayıncılık ve Yapımcılık Ticaret A.Ş. (“Doğan Yayıncılık”)	1,728	1,745
Mesiar Medya Sigorta Aracılık Hizmetleri A.Ş.	1,607	1,091
Doğan Burda Dergi Yayıncılık ve Pazarlama A.Ş.	77	259
Değer Merkezi Hizmetler ve Yönetim A.Ş.	8	492
Other	1,158	343

	9,047	3,930

Amounts due to related parties mainly resulted from purchase of inventories, advertising services, head quarter rentals and payables due to merchant financing arrangements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 21 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued)

Significant sales to and purchases from related parties for the years ended 31 December 2021, 2020 and 2019:

All related parties listed below are controlled by the Doğan Family members.

Service and product sales to related parties:

	2021	2020	2019

Nesine	1,774	1,692	1,700
Doğan Yayıncılık	1,288	1,066	1,027
Doğan Portal ve Elektronik Ticaret A.Ş. (“Doğan Portal”)	1,229	595	969
Doğan Burda Dergi Yayıncılık ve Pazarlama A.Ş.	764	248	70
Glokal Dijital Hizmetler ve Pazarlama A.Ş.	740	618	302
Değer Merkezi Hizmetler ve Yönetim A.Ş.	606	393	384
Aydın Doğan Vakfı	—	1,226	152
Other	2,166	1,999	1,004

	8,567	7,837	5,608

Service and product purchases from related parties:

	2021	2020	2019

Doğan Dış Ticaret	55,881	35,294	12,160
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	12,741	14,923	11,174
Mesiar Medya Sigorta Aracılık Hizmetleri A.Ş.	10,799	6,868	238
Doğan Yayıncılık	5,953	6,137	3,911
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	2,587	—	—
Doğan Portal	447	362	650
Other	1,321	4,276	4,104

	89,729	67,860	32,237

NOTE 22 - FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial risk management

The Group’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group’s overall risk management programmes focus on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. Risk management is carried out under policies approved by Board of Directors.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 22 - FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

Foreign currency risk

The table below summarizes the Group’s exposure to foreign exchange rate risk at 31 December 2021 and 2020 in terms of TRY equivalents of foreign currency denominated assets and liabilities.

	As of 31 December 2021
	US Dollar	Euro	GBP	CHF	Total

Assets:
Cash and cash equivalents	3,749,790	76	3	5	3,749,874
Financial investments	1,158,052	—	—	—	1,158,052
Trade receivables and due from related parties	2,990	811	—	—	3,801
Other current assets	910	—	—	—	910

Total assets	4,911,742	887	3	5	4,912,637

Liabilities:
Trade payables and payables to merchants and due to related parties	(649,680)	(4,926)	(173)	(51)	(654,830)

Total liabilities	(649,680)	(4,926)	(173)	(51)	(654,830)

Net foreign currency position	4,262,062	(4,039)	(170)	(46)	4,257,807

	As of 31 December 2020
	US Dollar	Euro	GBP	CHF	Total

Assets:
Cash and cash equivalents	272,407	3,075	12	63	275,557
Trade receivables and due from related parties	1,585	1,194	—	—	2,779
Other current assets	6,416	811	—	775	8,002

Total assets	280,408	5,080	12	838	286,338

Liabilities:
Trade payables and payables to merchants and due to related parties	(246,664)	(1,387)	—	(1,034)	(249,085)
Lease liabilities	—	(7)	—	—	(7)

Total liabilities	(246,664)	(1,394)	—	(1,034)	(249,092)

Net foreign currency position	33,744	3,686	12	(196)	37,246

The Group is exposed to foreign exchange risk through the impact of rate changes in the translation of foreign currency denominated liabilities to local currency. These risks are monitored and limited by analysing foreign currency position through obtaining positions within the approved limits.

At 31 December 2021, if the US Dollar had strengthened/weakened by 10% against the TRY with all other variables held constant, loss before income taxes would have been TRY426,206 thousand lower/higher (2020: Loss before tax would have been TRY3,374 thousand lower/higher), mainly as a result of foreign exchange losses/gains on the translation of US Dollar assets and liabilities.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 22 - FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

At 31 December 2021, if the Euro had strengthened/weakened by 10% against the TRY with all other variables held constant, loss before income taxes would have been TRY404 thousand higher/lower (2020: Loss before tax would have been TRY369 thousand higher/lower), mainly as a result of foreign exchange losses/gains on the translation of Euro assets and liabilities.

At 31 December 2021, if the GBP and CHF had strengthened/weakened by 10% against the TRY with all other variables held constant, loss before income taxes would have been TRY17 thousand and TRY5 thousand lower/ higher, mainly as a result of foreign exchange losses/gains on the translation of GBP and CHF assets and liabilities (2020: Loss before tax would have been TRY1 and TRY20 lower/higher).

Credit risk

The Group operates as an e-commerce website offering its customers a wide selection of merchandise.

The substantial portion of sales is through the customers’ credit cards. Therefore, the resulting accounts receivable balances are secured by banks, the issuers of credit cards. In this context, the credit risk of the Group is substantially mitigated.

Funding risk

The ability to fund the existing and prospective debt requirements is managed by maintaining the availability of adequate funding lines from high quality lenders and supply financing arrangements.

Liquidity risk

The Group maintains available line of credit limits with various banks that can be used in obtaining cash, letters of guarantee and cash for payments to suppliers. The Group generates positive operating cash flows as a result of its operating model. The table below shows the Group’s liquidity risk arising from financial liabilities.

		Contractual
	Carrying	undiscounted	Up to	3 – 12	1 – 5	Over
2021	value	cash flow	3 months	months	years	5 years

Non-derivative financial instruments:
Trade payables and payables to merchants	4,062,149	4,090,295	4,090,295	—	—	—
Lease liabilities	211,250	261,177	31,377	89,877	139,923
Bank borrowings	193,184	199,832	198,372	1,460	—	—
Due to related parties	9,047	9,047	9,047	—	—	—
	4,475,630	4,560,351	4,329,091	91,337	139,923

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 22 - FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

		Contractual
	Carrying	undiscounted	Up to	3 – 12	1 – 5	Over
2020	value	cash flow	3 months	months	years	5 years

Non-derivative financial instruments:
Trade payables and payables to merchants	2,024,549	2,035,688	2,035,688	—	—	—
Lease liabilities	144,056	181,997	13,526	48,360	120,111	—
Bank borrowings	347,436	368,070	368,070	—	—	—
Due to related parties	3,930	3,930	3,930	—	—	—
	2,519,971	2,589,685	2,421,214	48,360	120,111	—

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue its operations in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the net debt to equity ratio. This ratio is calculated as net debt divided by equity. Net debt is calculated as total borrowings and lease liabilities less cash and cash equivalents. Net debt to equity ratios at 31 December 2021 and 2020 were as follows:

	2021	2020

Net debt / (cash) (Note 24)	(3,409,035)	(101,151)
Total equity / (deficit)	2,676,176	(787,332)

Net debt to equity ratio	(127)%	13%

NOTE 23 - FINANCIAL INSTRUMENTS

Fair value of the financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The estimated fair values of financial instruments have been determined by the Group using available market information and appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange.

The following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimate fair value:

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 23 - FINANCIAL INSTRUMENTS (Continued)

The fair values of certain financial assets and liabilities carried at amortised cost, including cash and cash equivalents, trade payables and payables to merchants, bank borrowings and lease liabilities are considered to approximate their respective carrying values due to their short-term nature.

The carrying value of trade receivables along with the related allowances for uncollectability is estimated to be their fair values.

Fair value hierarchy

The fair values of financial assets and financial liabilities are determined as follows:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly (that is as prices) or indirectly (that is derived from prices).
-	Level 3: Inputs for the asset or liability that is not based on observable market data (that is unobservable inputs).

Based on the fair value hierarchy, the Group’s financial assets and liabilities are categorized as follows:

	As of 31 December 2021
Financial assets	Total	Level 1	Level 2	Level 3

Investment funds at fair value (Note 4)	1,024,437	1,024,437	—	—
	1,024,437	1,024,437	—	—

(2020: None).

NOTE 24 - CASH FLOW INFORMATION

Movement in net debt for the year ended 31 December 2021, 2020 and 2019 is as follows;

2021	Lease liabilities	Bank borrowings	Total

1 January	144,056	347,436	491,492

Increase in lease liabilities	140,367	—	140,367
Cash inflows	—	1,750,046	1,750,046
Cash outflows	(104,829)	(1,912,509)	(2,017,338)
Other non-cash movements(*)	31,656	8,211	39,867

31 December	211,250	193,184	404,434

Less: cash and cash equivalents			(3,813,469)

Net debt / (cash)			(3,409,035)

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 24 - CASH FLOW INFORMATION (Continued)

2020	Lease liabilities	Bank borrowings	Total

1 January	84,289	18,977	103,266

Increase in lease liabilities	97,602	—	97,602
Cash inflows	—	1,619,217	1,619,217
Cash outflows	(58,365)	(1,305,405)	(1,363,770)
Other non-cash movements(*)	20,530	14,647	35,177

31 December	144,056	347,436	491,492

Less: cash and cash equivalents			(592,643)

Net debt / (cash)			(101,151)

2019	Lease liabilities	Bank borrowings	Total

1 January	151,554	104,095	255,649

Increase in lease liabilities	17,760	—	17,760
Cash inflows	—	903,260	903,260
Cash outflows	(51,893)	(991,269)	(1,043,162)
Other non-cash movements(*)	(33,132)	2,891	(30,241)

31 December	84,289	18,977	103,266

Less: cash and cash equivalents			(282,304)

Net debt / (cash)			(179,038)
(*)	Other non-cash movements consist of interest accrual, disposals and remeasurement of contractual lease liabilities and bank borrowings.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 25 - LOSS PER SHARE

Loss per share is disclosed below:

	2021	2020	2019

Loss for the period attributable to equity holders of the Parent Company	(700,078)	(474,516)	(131,647)
Weighted average number of shares with face value of TRY0.20 each	304,764	284,328	284,328

Basic and diluted loss per share	(2.30)	(1.67)	(0.46)

As further disclosed in Note 15, the number of shares issued has increased from 56,866 thousand to 284,328 thousand via decreasing nominal value of each share from TRY 1 to TRY0.20 at the Extraordinary General Assembly meeting dated 25 May 2021. As a result, the loss per share calculation for the periods presented have been performed based on the recent number and nominal value of shares issued.

At the Extraordinary General Assembly meeting dated 5 July 2021, the number of shares issued has increased from 284,328 thousand to 325,998 thousand due to capital increase.

NOTE 26 - SUBSEQUENT EVENTS

1-	In April 2021, TCA initiated an investigation against 32 companies (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding the Group). On 18 August 2021, the Group received a notification from the TCA stating that the Competition Board, the executive body of the TCA, had decided to initiate an investigation on 5 August 2021 against 11 companies including Hepsiburada regarding anti-competitive agreements in the labor markets, and merged this investigation with the existing April 2021 investigation. The Group received TCA’s report on the on April 18th, 2022. In the investigation report the rapporteurs are of the opinion that we are in violation of the Competition Law which prohibits anti-competitive agreements in the labor markets and administrative fine will be imposed. It is important to state that this report shows the opinion of the rapporteurs, and the Competition Board will make the final decision. The Group expects that the final decision will be rendered within the next 6 months. If the Competition Board considers this violation as a cartel in line with the report of the rapporteurs, according to the “Regulation on Fines to Apply in Cases of Agreements, Concerted Practices and Decisions Limiting Competition, and Abuse of Dominant Position” (Penal Regulation), a ratio between 2% and 4% of the D-Market’s standalone annual net revenue as per statutory financial statements of the previous year (2021) shall be taken as a basis for penalty. Since the management and legal advisors concluded that the cash outflow is probable, the Group recognized a provision amounting to TRY 127,525 thousand in its consolidated financial statements by applying 2% to the D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with the tax legislations based on the management’s and legal advisors’ best estimate, and reduced by 25% for early payment discount on the amount calculated, if the administration fine will be paid within 30 days, an option which the management will exercise.
2-	On 16 December 2021, D-Market, through Hepsi Finansal Danışmanlık, entered into a Share Sale and Purchase Agreement with the holders of 100% of the equity interest in Doruk Finansman A.Ş., a Turkish consumer finance company, to acquire 100% stake in Doruk Finansman for a total transaction value of TRY 20 million. Following the regulatory approval of Banking Regulation and Supervision Agency, the transaction was closed on February 28, 2022 and the Group paid the Sellers (Doğan Şirketler Grubu Holding A.Ş. (“DoHol”), the holder of 97% equity interest in Doruk Finansman, Doğan Dış Ticaret ve Mümessillik A.Ş. and Doğan family individuals (collectively, the “Sellers”)) an aggregate of TRY 5 million in cash. Also at closing, the Group agreed to pay DoHol TRY 15 million (the “Conditional Amount”) in cash upon Doruk Finansman’s collection of certain receivables identified in its financial statements as of the closing day. The Conditional Amount will be paid to DoHol depending on the collection of receivables starting three months after the closing within a maximum of 10 year period.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2021, 2020 AND 2019

(Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.)

NOTE 26 - SUBSEQUENT EVENTS (Continued)

3-	The tension between Russia and Ukraine since January 2022 has turned into a crisis and an armed conflict as of the date of the report. The Group does not carry out any activities in these two countries that are subject to the crisis. Considering the geographies in which the Group operates, no direct impact is expected on Group operations. However, as of the date of this report, it is not possible to reasonably estimate the effects of the global developments and their potential impact on the global and regional economy, on the Group’s operations because of the uncertainty about how the crisis will evolve.
4-	Three-year cumulative increase in Consumer Price Index as of March 2022 has been 109.4% in Turkey according to inflation data published by Turkey Statistical Institute on 4 April, 2022. One of the characteristics of the hyperinflationary economy in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies is that cumulative inflation rate over three years has approached, or exceeded, 100%.It is expected that as per IAS 29 the Turkish economy would be defined as hyperinflationary economy and IAS 29 would be implemented for reporting periods ending on or after 30 June 2022. Financial statements would be expressed in terms of the measuring unit current at the end of the reporting period with the application of IAS 29. Non-monetary items which are not already expressed in terms of the measuring unit current at the end of the reporting period and components of owners’ equity in the statement of financial position, and all items in the statement of profit or loss and other comprehensive income would be restated by applying a general price index. In addition, gains or losses arising from net monetary position would be recognized in profit or loss and other comprehensive income. The Group is in the process of assessing the impact of the application of IAS 29 on financial position or performance of the Group.