Form 20-F
period 2022-12-31
D-MARKET Electronic Services & Trading
filed 2023-05-01
CIK 1850235

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Türkiye

(Jurisdiction of Incorporation or Organization)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cad. no: 12 Kule 2 K2

Şişli-Istanbul, Türkiye

(Address of principal executive office)

Korhan Öz

+90 212 7056866

korhan.oz@hepsiburada.com

Kuştepe Mahallesi Mecidiyeköy Yolu

Cad. no: 12 Kule 2 K2 Şişli-Istanbul, Türkiye

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares	HEPS	The Nasdaq Stock Market LLC

Class B ordinary shares, nominal value TRY 0.20 per share*		The Nasdaq Stock Market LLC

* Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.285,998,290 Class B ordinary shares and 40,000,000 Class A shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐ No ☒

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated, the terms “Hepsiburada,” the “Company,” the “Group,” “our company,” “our,” “ours” “us,” and “we” or similar terms are to the registrant, D-MARKET Electronic Services & Trading, a joint-stock company incorporated under the laws of Türkiye, together with its consolidated subsidiaries.

All references in this annual report to “TRY” and “Turkish Lira” are to the legal currency of Türkiye, to “U.S. dollars,” “US$”, “USD” and “$” are to the legal currency of the United States, and to “euro”, “€” or “EUR” are to the currency of the member states of the European Union (the “EU”) participating in the European Economic and Monetary Union.

All references in this annual report to “Turkstat” are to the Turkish Statistics Institute and to “BKM” are to the Turkish Interbank Card Center.

All references in this annual report to the “Commission” or to the “SEC” are to the United States Securities and Exchange Commission, to the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended, and to the “Securities Act” are to the U.S. Securities Act of 1933, as amended. All references to the “Türkiye” are to the Republic of Türkiye.

With respect to our business and operations:

●	all references to “users” are to all persons accessing our online platform (either through website or mobile application), with or without a registered account;
●	all references to “members” are to users that have registered on our online platform by creating an account (either through website or mobile application), excluding cancelled memberships;
●	all references to “customers” are to users (both unregistered users and members) that have purchased at least one item listed on our online platform (either through website or mobile application), including returns and cancellations;
●	all references to “Active Customers” are to users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations;
●	all references to “merchants” are to legal entities who listed at least one item on our Marketplace within the 12-month period preceding the relevant date;
●	all references to “Active Merchants” are to merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;
●	all references to “Marketplace” are to the “3P” or “third party” model marketplace that we operate on our online platform, where merchants list and sell items to customers;
●	all references to “Direct Sales” are to “1P” or “first party” model direct sales operations that we perform on our online platform, where suppliers directly sell products to us on a wholesale basis, and we then store and sell such products to the customers;
●	all references to “frequency” are to the average number of orders per Active Customer over a 12-month period preceding the relevant date;
●	all references to “FBM” are to our fulfilled-by-merchant fulfillment model, where merchants perform fulfillment by their own means (FBM is only applicable to our 3P-based Marketplace operations);
●	all references to “fulfillment” are to our logistical processes relating to the placement of an order, including accepting goods, of picking and storing products, consolidating them into batches and packing them into parcels for delivery as well as return operations, as described in greater detail under “Business Overview— Order Fulfillment”;

●	all references to the “HepsiLojistik model” are to our fulfilled-by-Hepsiburada fulfillment model, where we, in case of 1P-based Direct Sales, or merchants, in case of 3P-based Marketplace operations, perform fulfillment through HepsiLojistik, thereby performing fulfillment through our logistics infrastructure;
●	all references to the “Drop-shipping model” are to our drop-shipping fulfillment model, where we accept customer orders in our 1P-based Direct Sales and transfer orders to our suppliers and our suppliers in turn perform fulfillment by their own means (the Drop-shipping model is only applicable to 1P-based Direct Sales operations);
●	all references to the “Hepsipay Wallet” are to our embedded wallet within our online platform that we launched as part of our Hepsipay strategic asset in June 2021;
●	all references to “Hepsiburada Premium” are to our loyalty program launched on July 1, 2022 (which replaced our former loyalty program, the Loyalty Club);
●	all references to “Hepsiburada Premium members” are to our customers that have subscribed to Hepsiburada Premium, excluding customers that have unsubscribed from Hepsiburada Premium as of the relevant date;
●	all references to “digital products” are to non-cash games on our platform, such as sweepstakes and gamified lotteries; and
●	all references to “SKU” are to stock keeping units including variants (color, size, etc.).

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Turkish Lira.

Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not establish an absolute rate when hyperinflation is deemed to arise and IASB does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that assist companies in exercising their judgement as to when restatement of financial statements becomes necessary. These guidelines consist of (i) analyzing the behavior of the population regarding preservation of wealth in non-monetary assets or in relatively stable foreign currency, prices being quoted in terms of a relatively stable currency, interest rates and wages being linked to a price index, and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. In March 2022, the International Practices Task Force of the Centre for Audit Quality, which monitors countries experiencing high inflation, categorized Türkiye as a country with projected 36 months’ cumulative inflation rate greater than 100% as of February 28, 2022. Therefore, Turkish companies reporting under IFRS, including Hepsiburada, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated balance sheets at December 31, 2022 and 2021, and consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020, and, unless otherwise stated, the financial information included elsewhere in this annual report, including figures corresponding to the same period of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of December 31, 2022. All the amounts included in the financial statements which are not stated in terms of the measuring unit current at the end of the reporting period are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (Turkstat). Such indices used to restate the financial statements at December 31, 2022 are as follows:

Date	Index	Conversion Factor
December 31, 2022	1,128.5	1.00
December 31, 2021	687.0	1.64
December 31, 2020	504.8	2.24

On July 1, 2021, we issued 41,670,000 Class B ordinary shares (with a nominal value of TRY 0.20 per share) represented by American Depositary Shares, with each ADS representing one Class B ordinary share (the “ADSs”), as part of our initial public offering (the “IPO”).

Use of Non-IFRS Financial Measures

Certain parts of this annual report contain non-IFRS financial measures, including, among others, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

●	“EBITDA” as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization plus monetary gains/ (losses);
●	“Gross Contribution” as revenues less cost of inventory sold;
●	“Free Cash Flow” as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and
●	“Net Working Capital” as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

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

These measures have limitations as analytical tools, and you should not consider them as: (a) an alternative to operating profit or net profit as presented in our consolidated financial statements in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles. See “Item 5. Operating and Financial Review and Prospects —Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures” for more detail on the limitations of EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. Accordingly, investors should not place undue reliance on the non-IFRS financial measures contained in this annual report.

Key Operating Performance Indicators

Certain parts of this annual report contain a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this annual report as follows:

●	“GMV” as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;
●	“Marketplace GMV” as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;
●	“Share of Marketplace GMV” as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;
●	“EBITDA as a percentage of GMV” as EBITDA represented as a percentage of GMV;

●	“Number of orders” as the number of orders we received through our platform including returns and cancellations;
●	“Active Customers” as the users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations;
●	“Active Merchants” are to merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;
●	“Gross Contribution Margin” as Gross Contribution represented as a percentage of GMV; and
●	“frequency” as the average number of orders per Active Customer over a 12-month period preceding the relevant date.

Rounding Adjustments

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, the figures shown for the same item presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

MARKET AND INDUSTRY DATA

The industry, market and competitive position data included in this annual report is derived from our own internal estimates and research, our management’s understanding of our business and the market in which we operate, as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, such as Electronic Commerce Information System of Turkish Ministry of Trade (“ETBİS”), FutureBright Research, BKM and The Information and Communication Technologies Authority of Türkiye (“ICTA”).

Due to the evolving nature of our industry and competitors, we believe that it is difficult for any market participant, including us, to provide precise data on the market or our industry (see “Risk Factors—Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation”). Unless otherwise indicated, information contained in this annual report concerning our industry and the markets in which we operate, including our general expectation, market position, market size and growth rate of the markets in which we participate is based on information from various sources noted above, including ETBİS, BKM, ICTA and FutureBright Research, and on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. Although we are not aware of any misstatements regarding the industry data that we present in this annual report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and Item 5. “Operating and Financial Review and Prospects” in this annual report.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “seek,” “should,” “anticipate,” “aim,” “intend,” “plan,” “potential,” “continue,” “is/are likely to”, “target” or other similar expressions. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

●	our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability;
●	our expectations regarding the development of our industry and the competitive environment in which we operate;
●	the growth of our brand awareness and overall business;
●	our ability to successfully remediate the material weakness in our internal control over financial reporting;
●	the outcome of litigation, including the final approval of the proposed class action settlement and execution of the final class action settlement agreement;
●	our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; and
●	our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to be correct. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors”. You should refer to the “Risk Factors” section of this annual report for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date on which the statements are made, or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have filed as exhibits hereto completely and with the understanding that our actual future results or performance may be materially different from what we expect.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

You should carefully consider the risks described below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, prospects, financial condition or results of operations could be materially and adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. You should carefully review the “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this annual report.

RISK FACTOR SUMMARY

Risks Relating to Our Business and Industry

●	We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve profitability going forward.
●	Our expansion into new products, services, technologies, geographies and markets subjects us to additional risks and we may not be able to manage our growth and expansion efficiently or effectively scale and adapt our existing infrastructure.
●	We may fail to maintain or improve our technology infrastructure, which could materially and adversely affect our business, results of operation and financial condition.
●	If we fail to maintain and enhance our brand or network effects from our established Marketplace, our business, results of operations and financial condition may be materially and adversely affected.
●	We operate in competitive markets, and in the future we may not be able to compete effectively.
●	Failed deliveries, excessive returns and other logistics issues may adversely affect our business, results of operation and financial condition.

●	If we fail to retain current customers or grow or maintain the level of their engagement, our business, financial condition, prospects and results of operations could be materially and adversely affected.
●	We may need to raise additional funds to finance our future capital needs including investing in growth and technology, which may prevent us from growing our business.
●	Under the terms of our indebtedness, we may be limited from distributing dividends and changes in our share ownership could result in our inability to draw loans or cause acceleration or events of default under our indebtedness.
●	A significant disruption in internet access, telecommunications networks or our IT platform may cause slow response times or otherwise impair our customers’ experience, which may in turn reduce traffic to our mobile apps and websites and significantly harm our business, financial condition and results of operations.
●	We may experience significant fluctuations in our results of operations and growth rate.
●	The COVID-19 pandemic has negatively affected and may continue to negatively affect certain of our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also materially and adversely affect our business, results of operations or financial condition.
●	Undetected software errors and hacking may cause delays or interruptions on our systems and may reduce the use of our services and damage our brand reputation.
●	Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.
●	Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our goal of leading the financial technologies market in Türkiye.
●	We are subject to credit risk of our borrowers and counterparties in relation to our Buy-Now-Pay-Later solution.
●	We are subject to payment-related risks.
●	We may suffer losses relating to the products we sell through our Direct Sales business.
●	We rely on many service providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation, or otherwise, could adversely affect our operations.
●	We operate platforms that include third parties over whose actions we have no control.
●	Our strategic acquisitions may result in operational challenges, and the failure of an acquisition or investment to produce the anticipated results or the inability to fully integrate an acquired company could have an adverse impact on our business, results of operation and financial condition.
●	We may use open source code in a manner that could be harmful to our business.
●	Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation.
●	We may not be able to, or may choose not to, insure against all risks we face and may incur losses not covered by insurance, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

●	We depend upon our Founder, our senior management, our IT specialists and other talented employees to grow, operate and improve our business; if we fail to retain our Founder as a result of ongoing litigation or if we fail to attract, retain and motivate key personnel or if we do not successfully manage the transition associated with our new CEO, our business could be adversely affected.
●	Employee misconduct or inadvertent mistakes are difficult to determine and detect and could harm our reputation and business.
●	We face uncertainties relating to the growth and profitability of the e-commerce industry in our region and we may face challenges and uncertainties in implementing our e-commerce strategy.
●	Our business would be adversely affected if last mile delivery service carriers were classified as employees instead of independent contractors and we may incur significant additional expenses if the employees of subcontractors carrying out delivery services are considered our employees.

Legal and Regulatory Risks

●	We are subject to tax audits that may result in additional tax liabilities and are exposed to changes in tax laws and regulations as well as their interpretation and implementation, including Türkiye’s digital service tax and earthquake tax.
●	We may be subject to administrative fines and our reputation may be harmed if the Turkish Competition Authority were to determine that we did not comply with Turkish competition laws and regulations.
●	We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.
●	We may be subject to administrative fines and our reputation may be harmed if the Personal Data Protection Authority were to determine that we breached Turkish Data Protection Law No. 6698.
●	If we fail to obtain intellectual property rights protection or adequately protect our intellectual property rights, or if we infringe third-party intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected.
●	We may be subject to intellectual property infringement claims brought against us by others, which are costly to defend and could result in significant damage awards.
●	We have been and in the future may be involved in litigation, some of which is material.
●	We may be impacted by fraudulent or unlawful activities of merchants, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability.
●	We may be subject to product liability claims when people or property are harmed or damaged by the products that are sold on our platform.
●	We have identified material weaknesses in our internal control over financial reporting. If our remediation of material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to implement and maintain an effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud and investor confidence in our company and the market price of our ADSs may decline.
●	The requirements of being a public company will continue to require significant resources and management attention, which could make it difficult to manage our business.

●	We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of ADSs.

Risks Relating to Türkiye

●	We are subject to risks associated with doing business in an emerging market.
●	Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.
●	As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.
●	Türkiye’s economy has been facing risks related to its current account deficit, which could have a material adverse effect on our business and results of operations.
●	The effects of the earthquakes that hit southeastern region of Türkiye in February 2023 as well as potential similar earthquakes in the future may adversely affect our prospects, business, financial condition and results of operations.
●	We are exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations and other similar laws and regulations.
●	Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.
●	Türkiye is subject to internal and external unrest and the threat of future terrorist acts, which may adversely affect us.
●	Conflict and uncertainty in neighboring and nearby countries may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
●	Risks from events affecting Türkiye’s relationship with Syria and Iraq.
●	Risks from events affecting Türkiye’s relationship with Russia and Ukraine.
●	Risks from events affecting Türkiye’s relationship with the EU.
●	Risks from events affecting Türkiye’s relationship with the United States.
●	Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.
●	Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.

Risks Relating to Ownership of our ADSs

●	Our Founder and chairwoman has significant influence and voting control and, as a principal shareholder, her interests might conflict with or differ from your interests as a shareholder.
●	The dual class structure of our ordinary shares concentrates voting control with certain shareholders, in particular our Founder, which limits your ability to influence corporate matters.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
●	We are a “controlled company” within the meaning of the Nasdaq listing rules. As a result, we qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements.
●	As a foreign private issuer we rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs.
●	We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our ADSs less attractive to investors.
●	While we currently qualify as an “emerging growth company” under the JOBS Act, if we cease to be an emerging growth company, our costs and the demands placed upon our management will increase.
●	An active trading market for our ADSs may not be sustained to provide adequate liquidity.
●	We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs.
●	The price of our ADSs might fluctuate significantly, and you could lose all or part of your investment.
●	If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, the price of our ADSs and trading volume could decline.
●	You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.
●	Shareholders and ADS holders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
●	It is unlikely that we will declare any dividends on our ordinary shares represented by our ADSs and therefore, you must rely on price appreciation of our ordinary shares for a return on your investment; also, to the extent that we declare dividends, we will pay those dividends solely in Turkish Lira.
●	You may not receive distributions on the ordinary shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
●	Dividends paid to holders of the ADSs who are not tax resident in Türkiye will be subject to a 10% withholding tax.
●	You may be subject to limitations on the transfer of your ADSs.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Türkiye based on United States or other foreign laws against us and our management.
●	We are a Turkish joint stock company. The rights of our shareholders under Turkish law may be different from the rights of shareholders under the laws of U.S. jurisdictions.
●	We may grant share based compensation to our management and employees, which may cause your interest in the Company to be diluted and our employees’ interests to become excessively tied to the trading price of our ADSs.

●	We may not maintain our listing on Nasdaq which could limit investors’ ability to make transactions in our ADSs and subject us to additional trading restrictions.

Risks Relating to Our Business and Industry

We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve profitability going forward.

We have historically incurred net losses, including net losses of TRY 2,907.5 million, TRY 2,021.0 million and TRY 936.6 million for the years ended December 31, 2022, 2021 and 2020, respectively, as we invested in the expansion of our core businesses and in growing our strategic assets. Our net losses were also significantly impacted by inflation adjustments primarily at the Gross Contribution level as we began to implement IAS 29 inflation accounting. We will need to generate and sustain increased revenue and Gross Contribution levels to outpace growing operating expenses and capital expenditures in future periods to achieve profitability in our core businesses, and even if we do, we may not be able to maintain or increase profitability. We anticipate that we will continue to incur net losses in the near term mainly as a result of continued capital expenditures, including investments in our core businesses and the expansion of our logistics operations and financial services operations.

We believe that our ability to generate future profits mainly depends on our ability to execute our strategy and opportunistic mergers and acquisitions. See Item 4.B. “Information on the Company—Business Overview—Our Strategy.” These, in turn, depend on our success in improving the customer and merchant experiences through expanded logistics and fulfillment capabilities, developing and improving our platform and offering new products and services that complement our existing offering and preserve and foster further network effects. These efforts may prove more expensive than we anticipate, particularly since some of our ongoing revenue generation initiatives remain unproven (for example, our investments in complementary services, see Item 4.B. “Information on the Company—Business Overview—Strategic Assets” and “—Complementary Businesses”). As a result, any failure to adequately increase our revenue or manage the costs related to our expansion could prevent us from attaining or increasing profitability. Additionally, if we introduce new services in connection with our ongoing expansion, including in international markets, this could result in an unexpected increase in costs or divert our senior management’s attention, which could negatively impact our goal of achieving and maintaining profitability. As we expand our services to additional customers and merchants in various regions and add new categories of products, our offerings in such markets and categories may be less profitable than those in which we currently operate, which may not offset the costs required to expand into such markets or categories and could impact our ability to achieve or sustain profitability.

As a result of the preceding factors, we may not be able to achieve, maintain or increase profitability in the near term or at all.

Our expansion into new products, services, technologies, geographies and markets subjects us to additional risks and we may not be able to manage our growth and expansion efficiently or effectively scale and adapt our existing infrastructure.

Our growth strategy depends, in part, on our expansion into new product or service offerings, such as our complementary and value-added services (see Item 4.B. “Information on the Company—Business Overview—Strategic Assets” and “—Complementary Businesses”). If we experience significant future growth, we may be required not only to make additional investments in our platform and workforce, but also to expand our fulfillment infrastructure and consumer support or expand our relationships with various partners and other third parties with whom we do business.

Growth of our business places significant demands on our management and key employees. Expansion has increased, and will continue to increase, the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations. If our expansion in offerings outpaces our development of fulfillment infrastructure, our performance may be adversely affected, such as our on-time dispatch performance or average time from order to ready-for-dispatch. If we are unable to successfully manage future growth, consumer satisfaction and our reputation may be negatively and materially affected.

Our re-investments in the Company’s growth and certain Company initiatives may fail, which could harm us financially. For example, in the year ended December 31, 2022, we no longer consider Hepsiburada Market (formerly known as HepsiExpress) to be a strategic asset as we do not believe that this business model was likely to be economically feasible, which ran contrary to our focus on becoming a profitable company in the near term.

Expansion of the new services we are offering, such as our expected expansion of payment and lending solutions, and any future expansion of the scope of HepsiGlobal, through which we currently offer a selection of products from international merchants on our platform and aim to enable merchants in Türkiye to make cross-border sales in additional countries in the future, may result in increased or new exposure to regulatory scrutiny and compliance requirements. See “—We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.”

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

We invest in brand building, marketing and expanding our offering of value-added services with the aim of attracting new, and retaining existing, customers and merchants and increasing their level of engagement. From this, we hope to benefit from network effects whereby our larger consumer base attracts more merchants and our broader spectrum of products and services offered by merchants attracts more customers. However, our brand development or the benefits to our customer and merchant value propositions may not achieve the promotional benefits or network effects that we expect. Benefits may not outpace expenses. For example, the value of our brand awareness may not outpace marketing and brand building expenses. In addition, our existing competitors or potentially new entrants may increase the intensity of their marketing campaigns or value-added services, which may force us to increase our spending to maintain our brand awareness and competitive advantages.

The extent to which we are able to maintain or strengthen these network effects depends on our ability to execute a number of challenging tasks. See “—If we fail to retain current customers or grow or maintain the level of their engagement, our business, financial condition, prospects and results of operations could be materially and adversely affected.” Any failure to meet such challenges may lead to an increased risk of disruptions to our customer base or merchant base and our customer and merchant value propositions, which could adversely affect our profitability, and could have a material adverse effect on our business, financial condition and results of operations. In addition, any changes we make to enhance and improve our platform to meet the needs and interests of certain users or merchants or other third-parties may have a negative impact upon others. If we fail to balance the interests of all users and merchants, users may stop visiting our website and using our mobile app and customers may conduct fewer transactions or use alternative e-commerce services, any of which could have a material adverse effect on our business, financial condition and results of operations.

In the event that our brand is subject to persistent and material negative publicity, complaints from customers, merchants, suppliers or business partners, or exposure as a result of our own actions or as a result of events outside of our control, such as our inability to attract users and merchants, to protect private information of our users and merchants against security breaches, any undetected errors, defects or bugs in software underlying our products and services, or disruption in our IT systems or defamation campaigns in social media against us or e-commerce in general, we may have difficulty in retaining our existing users or merchants or attracting new users or merchants. If such negative publicity about us arises or if users or consumers otherwise perceive that content on our online platform is no longer reliable, our reputation, the value of our brand and our user traffic could decline. If our brand is harmed or we are forced to increase our marketing expenses, our business, prospects, financial condition and results of operations could be materially and adversely affected.

To maintain good customer relations, we need prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, investment in developing programs and technology infrastructure to help customer service representatives carry out their functions as well as a dedicated budget that can be used to resolve disputes and restore customer satisfaction. These expenses, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence.

In addition, from time to time in the past we have executed, and may in future execute, advertisement contracts with celebrities and social media influencers to promote our sites and brands in marketing campaigns. Harm to those celebrities’ or social media influencers’ reputations, even if not associated with our sites and brands, could also harm our brand image and result in a material decrease in our revenues, which could have a material adverse effect on our business, results of operations and financial condition.

We operate in competitive markets, and in the future we may not be able to compete effectively.

The markets for our products and services are competitive and rapidly evolving. The successful execution of our strategy depends on our ability to nurture the loyalty of our customer base, capitalize on our differentiators, promote profitability and offer our payment services, lending solutions and last-mile delivery services to third parties.

We have many competitors in our e-commerce business. We compete with other e-commerce companies, including online third-party marketplaces and online hybrid marketplaces that, like us, combine a third-party marketplace with their own first party sales. We also face competition from offline retailers, including traditional brick-and-mortar retailers with omni-channel capabilities. Some of those omni-channel retailers have advanced their online sales capabilities to meet the increased demand for online retail as a result of COVID-19. We compete with these current and potential competitors for customers, merchants and suppliers. From time to time, our customers may decide not to continue purchasing products on our platform for various reasons, including competition. Our merchants may also decide to switch to our competitors’ services. Some of our existing or potential competitors may have greater resources including funding, more customers, and/or greater brand recognition to develop stronger capabilities and expertise in management, technology, finance, product development, sales, marketing, logistics and other areas. Further, the internet facilitates competitive entry and comparison-shopping, which enhances the ability of new, smaller or lesser-known businesses, including businesses from outside of Türkiye, to compete against us. We will also face e-commerce competition in markets outside of Türkiye that we plan to serve via HepsiGlobal.

In addition, we face competition across other sectors in which we operate. We face intense competition with several well-funded players investing heavily in growth, across the parts of the country and in the verticals we serve our customers. In the last-mile delivery services market, in which HepsiJet operates, small, emerging delivery companies are challenging us, particularly in large cities, by offering their delivery services at relatively lower delivery fees. If competition continues to intensify, we may fail to grow our third-party delivery businesses. In the fulfillment as a service market, in which HepsiLojistik operates, other players have invested in such services. Additionally, competition has intensified in the financial services industry, in which Hepsipay operates, spurred by significant investment into the fintech space and new regulations such as digital banking, open banking, banking-as-a-service and Know Your Customer (“KYC”) regulations in Türkiye, and as a result we may not achieve our goal of becoming one of the leading players in the financial technologies market in Türkiye. Other retailers or marketplaces may also obtain an e-money license or start digital banking operations and extend their operations off-platform, challenging our plans to extend our off-platform partnerships, and as a result, we may fail to reach our goals.

As a result of these various types of current and potential competitors, we may not be able to maintain our level of traffic on our online platform, we may fail to retain or may lose our current market position, we may fail to continue to retain our existing customers and merchants, and we may be required to offer additional customer discounts, or maintain lower prices, which could materially and adversely affect our business, prospects, financial condition and results of operations.

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

If we fail to retain current customers or grow or maintain the level of their engagement, our business, financial condition, prospects and results of operations could be materially and adversely affected.

The size and engagement of our Active Customer base, including order frequency and customer loyalty, are critical to our success. A significant component of our value proposition to merchants is their ability to access our 55.6 million members. Our business and financial performance have been and will continue to be significantly determined by our success in engaging, retaining, as well as adding Active Customers. We continue to focus on increasing engagement, whether through our paid-subscription loyalty program, innovation, providing new or improved goods or services, marketing efforts or other means. Accordingly, while our customer base has expanded significantly since 2016, our customer base and/or engagement levels may fail to continue to grow at satisfactory rates, or at all, or may decline. Our user base growth and engagement could be adversely affected if, among other things:

•	we are unable to maintain the quality of our existing products and services;
•	we are unsuccessful in innovating or introducing new products and services;
•	we fail to adapt to changes in user preferences, market trends or advancements in technology;
•	we fail to compete with the current competitors or the potential new entrants in the market;
•	technical or other problems prevent us from delivering our products or services in a timely and reliable manner or otherwise affect the user experience;
•	there are user concerns related to privacy, safety, security or reputational factors;
•	there are adverse changes to our platform that are mandated by, or that we elect to make in response to, legislation, regulation, or litigation, including settlements or consent decrees;
•	we fail to maintain the brand image of our platform or our reputation is damaged;
•	we fail to maintain the competitive advantage of our platform with respect to pricing;
•	there are unexpected temporary or permanent changes to the demographic trends, customer sentiment, competitive landscape or economic development of the markets in which we operate; or

•	there is political instability in the markets that we operate in.

Our efforts to avoid or address any of these events could require us to make substantial expenditures to modify or adapt our services or platform. If we fail to engage with or retain our Active Customers base, or if customers, merchants or suppliers reduce their engagement with our platform, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We may need to raise additional funds to finance our future capital needs including investing in growth and technology, which may prevent us from growing our business.

Our strategy and technological infrastructure require continuous investment. We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies and ongoing operating expenses, such as our efforts to launch and develop new payment and lending solutions, the cross-border expansion of HepsiGlobal, and expansion of our existing services. Raising additional funds through financing arrangements may not be possible at the required amounts or on sufficiently advantageous terms, including as the result of the current macroeconomic conditions or due to our continued losses. Any debt financing would increase our level of indebtedness and could negatively and materially affect our liquidity and restrict our operations, including increasing our vulnerability to general economic and industry conditions, limit our ability to plan and react to changes in our business and industry and place us at a disadvantage compared to competitors that have less indebtedness. We also can provide no assurance that the funds we raise will be sufficient to finance our indebtedness.

While we primarily have been financed by equity investments from our shareholders, the proceeds of our initial public offering in 2021 and cash flows from operations, we also have entered into short-term financing arrangements with several major Turkish banks (see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources” and Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing”). Any breach of our financing arrangements or the inability to service our debt through internally generated cash flow or other sources of liquidity would lead to default, which could have a material adverse effect on our business, results of operations and financial condition.

Under the terms of our indebtedness, we may be limited from distributing dividends and changes in our share ownership could result in our inability to draw loans or cause acceleration or events of default under our indebtedness.

The terms and conditions of substantially all of our credit facility arrangements with Turkish banks, which include loans under our supplier and merchant financing where the Company is the borrower (see Item 4.B. “Information on the Company—Business Overview— Supplier and Merchant Financing”) and under which the total amount available was TRY 24.0 million and TRY 317.3 million as of December 31, 2022 and December 31, 2021, respectively (see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources”), include clauses relating to the control or ownership of our issued ordinary shares. Under the terms of such credit facility arrangements, the exact terms of which vary, a transfer of our shares or change in our issued share capital structure, provide our lenders with the right to accelerate the repayment of outstanding debt facilities and may result in events of default that provide our lenders the right to terminate our arrangements. The terms of some of these credit facility arrangements with Turkish banks and the arrangement relating to the loans under our supplier and merchant financing, where the Company is the borrower, include our undertaking not to distribute dividends during the duration of the agreement, or not to distribute dividends in a manner to negatively impact our debt ratios such as debt to equity.

Although based on such banks’ prior practice, we do not believe it is likely that they would exercise their rights to acceleration or termination under such clauses or otherwise limit the Company’s ability to distribute dividends, any future sale of the Company’s shares or future distribution of dividends may result in the termination of our general loan agreements or acceleration of our outstanding debt thereunder, in which case the Company would have to rely on credit lines under its other loan agreements to maintain its liquidity position.

If one or more banks providing such credit lines were to terminate their agreements, or if all of such banks were to terminate their agreements, our access to debt financing may be limited, which would have a material impact on our ability to fund our business.

A significant disruption in internet access, telecommunications networks or our IT platform may cause slow response times or otherwise impair our customers’ experience, which may in turn reduce traffic to our mobile apps and websites and significantly harm our business, financial condition and results of operations.

Our e-commerce business is critically dependent on the performance and reliability of Türkiye’s internet infrastructure, accessibility of bandwidth and servers to our service providers’ networks and the continuing performance, reliability and availability of our platform.

We are heavily reliant on Türkiye’s internet infrastructure to operate our business. As our data centers and all of our backup centers, along with our headquarters, are located on the European and Asian sides of the city of Istanbul, our operations may also be negatively impacted by disruptions to the power grid, natural disasters, such as fires, floods, earthquakes, telecommunication failures, sabotage, vandalism, terrorist attacks, extreme weather or other events affecting the region. Similarly, if there were any system outages due to any internet delays, disruptions, natural disasters or any other issues with the infrastructure in Türkiye more generally, this would have a material adverse impact on our business and results of operations depending on the length and severity of the issue. For example, in early February 2023, the southeastern and southern regions of Türkiye were hit by two devastating earthquakes registering 7.7 and 7.6 in magnitude and numerous aftershocks that affected primarily 11 provinces, which caused significant disruptions in the telecommunications networks and internet access in the affected regions. The earthquakes resulted in a material temporary decline in overall customer demand on our platform and in the number of orders received, particularly during the first week of the disaster compared to the prior week as well as the same week of the prior year. We believe that the decline was in part caused by the lack of, or very poor, internet connection in the affected regions. As the overall situation stabilized by mid-March, traffic to our platform recovered to almost pre-earthquake levels. If the period of destabilization had been prolonged, or if the extent or the magnitude of the earthquakes had been more detrimental, the duration of traffic loss (and hence order loss) would have materially impacted our financial performance. See “-The effects of the earthquakes that hit southeastern region of Türkiye in February 2023 as well as potential similar earthquakes in the future may adversely affect our prospects, business, financial condition and results of operations.”

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

We have grown significantly in recent years, and we intend to continue to expand the scope and geographic reach of the services we provide. Revenue growth may slow down or decline for any number of reasons, including our inability to attract or retain merchants and customers, decreased customer order frequency and spending, increased competition, a slow-down in consumption particularly in discretionary goods, slowing overall growth of the e-commerce market, the emergence of alternative business models, changes in government policies or regulations and general economic conditions. We may also lose customers and merchants for other reasons, such as a failure to deliver a satisfactory customer or transaction experience or high-quality services at a level that our customers expect. If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be significantly harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, a disproportionate amount of sales on our platform historically took place during our fourth quarter and we expect this trend to continue in 2023. Notably, the limitations introduced by amendments to the E-Commerce Law (as defined under Item 4.B. “Information on the Company-Business Overview-Regulatory Overview”) providing that capped annual marketing expenditures and customer discounts must be equally distributed among the four fiscal quarters do not apply to the Company as we expect to remain below the applicable statutory threshold of marketing expenditures for the year 2023 (see “Information on the Company-Business Overview-Regulatory Overview”).As a result of peak seasonal sales, as of December 31 of each year, our cash and cash equivalents balances typically reach an elevated level (other than as a result of cash flows provided by or used in investing and financing activities). As of December 31 each year, this operating cycle typically results in a corresponding increase in accounts payable, combined with a decrease in inventories. Our accounts payable balance generally declines during the first month of each year, resulting in a corresponding decline in our cash and cash equivalents balances. We typically experience our lowest sales during the months of July and August due to decreased frequency and traffic on our platform during the summer vacation months which may or may not continue in 2023. Our results of operations and cash flows may fluctuate significantly as a result of a variety of factors, including those described above. Additionally, we factor monthly inflation rates into our financial reporting under IAS 29. The distribution of our sales throughout the months and the level of inflation during each month have a material impact on our revenue growth calculated as per accounting standard IAS 29. See “-As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.”As a result, historical period-to-period comparisons of our results of operations and cash flows are not necessarily indicative of future period-to-period results of operations or cash flows. You should not rely on the results of a single quarterly period as an indication of our annual results of operations, cash flows or future performance.

The COVID-19 pandemic has negatively affected and may continue to negatively affect certain of our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also materially and adversely affect our business, results of operations or financial condition.

The COVID-19 pandemic and the measures taken to limit its spread during 2020 and 2021 have impacted consumer behavior, including e-commerce shopping trends. During the early months of the COVID-19 pandemic, increased numbers of consumers in the Turkish market shifted to e-commerce as a result of social distancing and other government restrictions, which resulted in growing demand for our products and services. With the lifting of Türkiye’s lock down measures in July 2021, we observed a slow-down in online consumer activity which had a negative impact on our operational and financial performance and prospects, particularly in 2021.

There remain a number of risks which have arisen from operating our businesses during the pandemic, particularly regarding disrupted global supply chains. A significant number of industries have been and continue to be impacted by a global supply shortage of semiconductors, which has led to major delays in the production and delivery of some goods including consumer electronics and appliances that we sell on our platform. Some of our merchants and partners have reduced or suspended, or may in the future reduce or suspend, their selling activities due to operational constraints or global supply chain disruptions. In addition, the combined impact of COVID-19, the semiconductor crisis, the Russia-Ukraine conflict, tensions along the border of Türkiye and Syria, the hyperinflationary environment in Türkiye and the potential for any sudden and significant changes in the value of the Turkish Lira may generate further pressure on the supply to our Direct Sales operation and to our merchants. See “—Risks from events affecting Türkiye’s relationship with Russia and Ukraine”, “—Risks from events affecting Türkiye’s relationship with Syria and Iraq”, “—As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.” and “Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.”

The above developments have materially affected, and may continue to materially and negatively affect, certain of our business activities and results.

Similarly, our business, financial condition and results of operations could be adversely affected by severe weather conditions, natural disasters, geopolitical events, wars, terrorist attacks, the occurrence or re-occurrence of other outbreaks of widespread health epidemics or pandemics, and other similar catastrophic events. The occurrence of a disaster or similar event could materially disrupt our business and operations, adversely affect our markets or the economy generally, or adversely affect our employees, third-party service providers, business partners or a significant portion of our users. For example, in early February 2023, the southeastern and southern regions of Türkiye were hit by two devastating earthquakes registering 7.7 and 7.6 in magnitude and numerous aftershocks that affected primarily eleven provinces. We observed a temporary decline in overall customer demand on our platform and in the number of orders received, particularly during the week of February 6, compared to the previous week and the same week of the prior year. See “—The effects of the earthquakes that hit southeastern region of Türkiye in February 2023 as well as potential similar earthquakes in the future may adversely affect our prospects, business, financial condition and results of operations.” These types of events could also cause us to close some or all of our operating facilities temporarily or disrupt our logistics and last-mile delivery capabilities, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of the countries where we operate. Our operations could also be severely disrupted if our customers, merchants or other participants were affected by such natural disasters, health epidemics or other major events.

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

In addition, computer viruses and cyber security breaches may in the future cause delays or other service interruptions on our systems. We may also be subject to cybersecurity threats or attempts by malicious actors who seek to gain unauthorized access to our information or systems or to cause intentional malfunctions, loss or corruption of data or leakages of our customers’ and merchants’ sensitive or personal data. We cannot provide any assurance that the various antivirus and computer protection software that we employ in our operations will successfully prevent all cybersecurity incidents (whether through the use of “denial of service” attacks or otherwise) or the transmission of any computer viruses which, if not prevented, could significantly damage our software systems and databases, cause disruptions to our business activities (including to our e-mail, short message service (“SMS”), push and other communications systems), result in security breaches or inadvertent disclosure of confidential, sensitive or personal information and hinder access to our platform.

We may in the future use artificial intelligence solutions to inform our Direct Sales pricing and our prices for Direct Sales may be informed in real-time by machine learning algorithms, any of which may, as the result of a bug or other error, result in unforeseen or disadvantageous pricing for our goods.

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

We collect, store, process, transmit and use certain personal information and other user data in our business. A significant risk associated with e-commerce, financial services and communications is the secure transmission of confidential information and personal data over public networks. The perception of privacy concerns, whether or not valid, may adversely affect our business and results of operations. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible complies with relevant data protection and privacy laws, including Turkish data protection and privacy laws (along with the decisions, publications and good practice examples of the relevant authorities, such as the Turkish Personal Data Protection Authority) as well as other data protection and privacy laws, such as the European Union General Data Protection Regulation (“GDPR”) particularly due to the launch and development of cross-border sales through HepsiGlobal. The protection of our user, employee and company data is critical to us. Currently, a number of our users authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide encryption, secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. We collect and process personal data in connection with the services of Hepsiburada Seyahat and HepsiJet and began collecting and processing more such data with the launch of Hepsipay. We expect we will continue to do so following the launch of lending solutions through Hepsifinans and that the amount of personal data may further increase as Hepsipay and Hepsifinans launch new financial services and expand their coverage beyond Hepsiburada. Our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our merchants, could damage our reputation, expose us to litigation risk, regulatory investigations and liability, subject us to negative publicity, disrupt our operations and harm our business. See “—We may be subject to administrative fines and our reputation may be harmed if the Turkish Competition Authority were to determine that we did not comply with Turkish competition laws and regulations.” We cannot assure you that our security measures will prevent security breaches or that failure to prevent them will not have a material adverse effect on our business. Further, we do not require our vendors to carry cybersecurity insurance to compensate for any losses that may result from any breach of security and our cybersecurity insurance does not cover any breach of security occurring at our vendors. Therefore, our results of operations or financial condition may be materially adversely affected if our existing general liability policies did not cover a security breach.

Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our goal of leading the financial technologies market in Türkiye.

Hepsipay conducts a significant amount of payments on our platform. In the fourth quarter of 2022, customers with a Hepsipay wallet generated 84% of GMV compared to 66% in the fourth quarter of 2021, reflecting strong performance in migrating Hepsiburada clients to Hepsipay. The share of GMV generated by customers who used their Hepsipay wallet to settle their transactions was largely unchanged at 36% in the fourth quarter of 2022 compared to 37% in the fourth quarter of 2021. Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our goal of leading the financial technologies market in Türkiye, including, but not limited to:

•	low penetration of Hepsipay to customers and merchants due to lack of value-add and/or new services compared to alternative payment methods;
•	increasing competition, including from other established companies, e-money companies, companies engaged in other financial technology services and potential new entrants;
•

changes to laws and regulations applicable to Hepsipay that may impact our Hepsipay operations’ feasibility or profitability, including increased KYC requirements or severe restrictions on digital banking, open banking and banking-as-a-service;

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

We are subject to credit risk of our borrowers and counterparties in relation to our Buy-Now-Pay-Later solution.

We launched our first “Buy-Now-Pay-Later” (“BNPL”) solution in early 2022, which provides customers the opportunity to complete their purchase and submit payment a month later or in up to twelve monthly installments. We expect to develop additional finance services, first by offering lending to our customers and potentially in the future to other third parties, in line with the scope of our consumer financing license held through Hepsi Finansman A.Ş. (former trade name “Doruk Finansman A.Ş.”). As we expand our financing activities, we anticipate we will be increasingly subject to inherent risks concerning the credit quality of borrowers and counterparties, which affects the value of our finance-related assets. Systemic risks and macroeconomic factors in Türkiye and surrounding markets, discussed under “-Risks Relating to Türkiye” below, can affect the credit quality of our customers, merchants and other counterparties and their ability to make payments on such financing. As this is a new service offering, we do not yet have a track-record of providing financial services and our credit review procedures may be insufficient at evaluating and measuring credit risks such that our costs and financial liabilities from borrowings used to fund our financing activities may exceed the value of our financing assets and returns from financing activities, which could negatively impact our financial condition. We are subject to the risk that customers using the BNPL solution may be unable or unwilling to provide payment when due and we may incur greater than expected financing costs or legal costs as a result.

Furthermore, we anticipate extending our financing activities over time, including our BNPL solution, to address new growth opportunities such as “underbanked” populations (i.e., persons with insufficient access to a bank). While we closely monitor non-performing loans, the credit risk of such “underbanked” population may increase and could place additional pressure on the quality of our financial assets.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit and debit cards, and money transfers. For certain payment methods, including credit and debit cards, we pay various fees to banks and payment companies. These fees may increase over time, which would increase our operating costs and adversely affect our results of operations. We use third parties to provide payment processing services, including the processing of credit and debit cards. Our business may be disrupted for an extended period of time if any of these companies becomes unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from customers and merchants or facilitate other types of online payments, and our business could be harmed. Moreover, although the payment gateways we use are contractually obligated to indemnify us with respect to liability arising from fraudulent payment transactions, if such fraudulent transactions are related to credit card transactions and become excessive, they could potentially result in our losing the right to accept credit cards for payment. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.

We, like our platforms, are susceptible to potentially illegal or improper uses, including fraudulent and illicit sales on the payment methods accepted by us and bank fraud. In addition, our services could be subject to unauthorized credit card use, identity theft, employee fraud or other internal security breaches. We may incur significant costs to protect against the threat of information security breaches or to respond to or alleviate problems caused by any breaches. Laws may require notification to regulators, users or employees and we may be required to reimburse customers, merchants or credit card companies for any funds stolen as a result of any breaches or to provide credit monitoring or identity theft protection in the event of a privacy breach. These requirements, as well as any additional restrictions that may be imposed by credit card companies, could raise our costs significantly and reduce our attractiveness. In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive they could result in us losing the right to accept credit cards for payment. If we are unable to accept credit cards, our business will be adversely affected given that credit cards are the most widely used method for our customers to pay for the products we sell.

We may suffer losses relating to the products we sell through our Direct Sales business.

In connection with our Direct Sales, we purchase products from manufacturers and third parties and subsequently sell such products on our platform. This subjects us to risks relating to managing our inventory turnover. We depend on our forecasts of demand and popularity for a variety of products to make decisions regarding product purchases. Our customers may not order products at the levels expected by us due to our failure to forecast accurately unfavorable market conditions or changes in consumer trends or to anticipate and adequately respond to events such as adverse global or local economic conditions, including recessionary fears or rising inflation, natural or human-caused disasters (including public health crises) or extreme weather (including as a result of climate change), or geopolitical events. This may result in disruptions in our cash conversion cycle or we may suffer losses due to sales below inventory cost or lower than expected price levels. Furthermore, such disruptions may result in overstock and when we overstock products, we may be required to take significant inventory markdowns or write-offs and incur commitment costs, which could materially reduce our profitability. In addition, if the supply of products from manufacturers and third parties deteriorates, we may be unable to obtain the products that customers want to purchase. Manufacturers and third parties may discontinue selling products due to factors that may or may not be within our control. Our inability to secure timely and sufficient supplies of products would negatively affect inventory levels and may have an adverse effect on our financial performance and reputation.

We rely on many service providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation, or otherwise, could adversely affect our operations.

We are party to agreements with third-party companies in various aspects of our business model, including the lessors of our fulfillment centers and various logistics providers and IT and data center service providers (domestically and from outside of Türkiye). For example, if we are unable to maintain or renew leases, or lease other suitable premises on acceptable terms, or if our existing leases are terminated for any reason (including in connection with a lessor’s loss of its ownership rights to such premises), or if a lease’s terms (including rental charges) are revised to our detriment, such matters could have a material adverse effect on our business, financial condition and results of operations.

If these third parties do not comply with applicable legal or administrative requirements, were to default on their obligations, or if we lose a significant provider through bankruptcy, consolidation or otherwise, we may be subject to litigation with these third-party providers, fail to renew the respective agreements on commercially acceptable terms, or at all, and, therefore, face the need of switching to new third-party providers, who may provide services to us at higher prices. Our backup systems and contingency planning may not account for all possible scenarios and we may have limited access to alternative sites for our fulfillment operations, logistics services, IT and data center services, or other services and may not be able to timely replace these third parties, or find a replacement on a cost-efficient basis, in the event of disruptions, failures to provide services or other issues with them that may adversely affect our business. In early 2023, we began the migration of one of our data centers in Istanbul to a new location. The migration is expected to be completed over the course of a few months. Any failure or loss of data during this migration may have a material adverse effect on our operations. Any of these consequences could have a material adverse effect on our business financial condition and results of operations.

We operate platforms that include third parties over whose actions we have no control.

Our e-commerce services business, other than our Direct Sales, requires the participation of third parties such as merchants who own the products offered through our Marketplace. We cannot control the actions of these third parties and if they do not perform their functions to our satisfaction or the satisfaction of our users, it may damage the reputation of our platform. Our e-commerce business relies upon merchants to provide and post their products on our platform, and we cannot be certain that the products that they sell will all be legitimate, of a sufficiently high quality or that they will accurately represent the products in their postings. We cannot be certain that efforts to conduct security and know-your-customer procedures with respect to our merchants and screen the listings placed by our merchants periodically and upon receipt of complaints (see Item 4.B. “Information on the Company—Business Overview—Marketplace—Merchants”) will detect every improper third-party action before it reaches our users. Further, while we have no liability for the content provided by third parties or illegal or unlawful activity related to goods or services provided by such third parties on our website as a “hosting service provider” and “intermediary service provider” under Article 5 of the Law on Internet Crimes (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”) and Article 9 of the E-Commerce Law, respectively, we may nevertheless face compensation claims, administrative fines or even criminal complaints under Turkish laws for counterfeit products, content or products blocked or prohibited in Türkiye or content or products infringing trademarks or other intellectual property rights if we receive a notification of the unlawful or illegal content and do not take any action (including removing the unlawful content). While we have agreements with each of our merchants that obligate them to carry out their respective businesses in a professional manner and while we are not liable under Turkish law for such merchants’ content or products, except in the circumstances described above, any legal protections we might have could be insufficient to compensate us for our losses and would not be able to repair the damage to our reputation.

Our strategic acquisitions may result in operational challenges, and the failure of an acquisition or investment to produce the anticipated results or the inability to fully integrate an acquired company could have an adverse impact on our business, results of operation and financial condition.

We may decide to enter into strategic partnerships or to acquire complementary businesses or technologies in order to expand our operations, products and services and to adjust our business portfolio in response to changing market conditions. For example, in 2022, we completed the acquisition of Hepsifinans, through which we expect to enter the consumer finance sector. The success of acquisitions or investments is based on our ability to make accurate assumptions regarding the valuation of these operations, growth potential, integration and other factors related to the respective businesses. Our acquisitions or investments may not produce the results that we expect at the time we enter into or complete a given transaction. Such acquisitions and investments can be time-consuming and costly, could create unforeseen operational challenges and expenditures or may not meet our expectations. Furthermore, we may not be able to successfully integrate operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to successfully integrate acquisitions, our business results of operation and financial condition could suffer. In addition, the integration of any acquired business and their financial results may adversely affect our business, operating results and financial condition.

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

We rely on insurance coverage to insure against damage and loss to our IT infrastructure and operational assets, including the server hardware, fulfillment centers, network, and storage devices and back-up facilities in our data centers. We maintain insurance coverage for our employees, executives and properties. We expect to continue to maintain our existing insurance coverage and to purchase any additional insurance coverage as necessary for our operations, including social security and health insurance coverage for our employees and executive officers and liability insurance for our directors and executive committee. However, we cannot assure you that our insurance coverage provides us with sufficient coverage for all losses, events or incidents. We also may choose not to insure against all risks we face. For example, we do not require our vendors to carry cybersecurity insurance to compensate for any losses that may result from any breach of security and our cybersecurity insurance does not cover any breach of security occurring at our vendors. See “—Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.” Therefore, should an uninsured loss or a loss in excess of our insured limits occur, we would lose the capital invested in, and the anticipated revenue from, the affected assets, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend upon our Founder, our senior management, our IT specialists and other talented employees to grow, operate and improve our business; if we fail to retain our Founder as a result of ongoing litigation or if we fail to attract, retain and motivate key personnel or if we do not successfully manage the transition associated with our new CEO, our business could be adversely affected.

We depend upon the continued services and performance of our senior management team and other key personnel, many of whom have a level of experience and local knowledge that is difficult to replicate. The unexpected departure of any of them from the Company could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that we will be able to attract or retain suitable replacements for such personnel in a timely manner or at all.

We benefit from the input of our founder and chairwoman, Hanzade Vasfiye Doğan Boyner (our “Founder”). As discussed in Item 6. “Directors, Senior Management and Employees-Directors and Senior Management—Legal Proceedings Relating to Directors,” our Founder formerly served on the board of directors of Petrol Ofisi A.Ş., a major Turkish fuel company. In 2016, she was one of 47 executives subject to an indictment alleging that illegal activity was committed by Petrol Ofisi between 2004 and 2007. As of the date of this annual report, the criminal proceeding stemming from the 2016 indictment has not progressed beyond the initial stage. In the event of an adverse outcome to this legal proceeding, our Founder could be required to step down from her position as a board member of any entity, including the Company, which could have an adverse impact on our business. Further, although this lawsuit has been in the public domain over the past seven years and has received considerable publicity, any negative public opinion relating to the allegations forming the basis of the proceeding, regardless of the legal outcome, may affect our brand and reputation and therefore may have an adverse impact on our business in the future. As of the date of this annual report, we have not experienced any negative impact from these standing allegations. For more information, see Item 6. “Directors, Senior Management and Employees—Directors and Senior Management—Legal Proceedings Relating to Directors.”

Our success and growth strategy also depend on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees. Competition for senior management and key IT personnel is intense, and the pool of qualified candidates is relatively limited.

From time to time, some of our key personnel have chosen to leave our Company for various reasons, including personal career development plans or alternative compensation packages. An inability to retain the services of our key personnel or properly manage the working relationship among our management and employees may expose us to legal or administrative action or adverse publicity, which could adversely affect our reputation, business, prospects, financial condition and results of operations. For example, other leading technology platforms also operate in Türkiye and compete directly with us for the same talent pool, which has a limited number of skilled IT or other professionals.

We continue to focus on becoming a profitable company in the near term, which has involved, and may continue to involve, cuts to personnel costs, such as salary reductions and downsizing efforts. Additionally, our new CEO as of January 2, 2023 has made, and may continue to make, certain organizational changes, which may include changes to our management team, our structure, our business strategy and our strategic priorities. These efforts to manage costs and to effect other changes may not succeed or may result in disruption, which could adversely affect our business, employee morale and our ability to compete effectively, and in turn impact our revenues, operations, and results of operations.

If we lose key employees, training new ones with no prior relevant experience could be time consuming and require a significant amount of resources. We may also need to increase the compensation we pay to our employees from time to time in order to retain them. If competition in our industry intensifies, it may be increasingly difficult for us to hire, motivate and retain highly skilled personnel due to significant market demand. If we fail to attract additional highly skilled personnel or retain or motivate our existing personnel, we may be unable to pursue our targets, and our business, financial condition and results of operations could be materially and adversely affected.

An inability to retain and replace existing personnel or to attract new personnel could have a material adverse effect on our business, financial condition and results of operations.

Employee misconduct or inadvertent mistakes are difficult to determine and detect and could harm our reputation and business.

We face risks that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets and personal information), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us, as well as cause us serious reputational or financial harm. We have experienced fraudulent misconduct by employees in the past, which to date has not caused any material harm to our business. However, any such further misconduct may result in unknown and unmanaged risks and losses. Moreover, our employees may make inadvertent mistakes while carrying out their duties, including where data is compiled manually. There can be no assurance that our internal audits, compliance procedures, security departments, ethics hotline, codes of conduct and other procedures in place that are designed to monitor our employees’ conduct will allow us to discover employee misconduct or mistakes in a timely and effective manner, if at all. It is not always possible to guard against employee misconduct or mistakes and ensure full compliance with our risk management and information policies. The direct and indirect costs of employee misconduct or mistakes can be substantial, and our business, financial condition and results of operations could be materially and adversely affected.

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

Our future sales depend substantially on consumers’ widespread acceptance and use of e-commerce. While e-commerce has existed in our region for decades, only recently have certain regional e-commerce companies become sizeable. Our future results of operations will depend on numerous factors affecting the development of the e-commerce retail industry in our region, which may be beyond our control. These factors include:

●	the growth of the overall retail sector in a hyperinflationary environment where consumers may face pressure with respect to their purchasing power;
●	the growth rate of internet, broadband, personal computer, and smartphone penetration and usage in our region;
●	the trust and confidence level of e-commerce consumers, as well as changes in customer demographics and consumer tastes and preferences;
●	the selection, pricing and popularity of products that online merchants offer;
●	whether alternative retail channels or business models that better address the needs of consumers emerge;
●	regulatory changes that may hinder the development of the e-commerce sector; and
●	the development of logistics, payment and other ancillary services associated with e-commerce.

Low rates of growth and profitability in the local e-commerce industry as a result of any of these other factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The classification of self-employed last mile delivery service carriers as independent contractors has been challenged in courts and by government agencies in various non-Turkish jurisdictions. We believe that our carriers are independent contractors, as they decide for themselves how best to perform their services, they provide a vehicle to perform the delivery services, and they are under no exclusive commitment to us other than not providing delivery services to our competitors.

We also subcontract last mile delivery services from third-party service providers, and such providers may or may not have employees of their own. Turkish law allows for employees of third-party subcontractors to bring certain claims against us directly, due to our indirect relationship. From time to time in the ordinary course of our operations we have been involved in legal proceedings initiated by employees of third-party subcontractors, such as employment related claims arising out of termination of our relationship with their employer. While we do not believe the employees of our subcontractors are our employees, several employment-related claims are pending against us before courts specializing in employment law. We do not currently believe that the outcome of these cases will have a material adverse impact to our financial position, either individually or in the aggregate.

If courts or government agencies of competent jurisdictions reclassify our self-employed carriers as our employees instead of independent contractors, or establish an employment relationship between us and the employees of subcontractors, or otherwise find us to be in violation of any Turkish labor law or regulation, we may incur significant additional expenses to compensate those carriers or employees of third-party subcontractors, potentially becoming liable for monetary obligations such as employee benefits, social security contributions, taxes, and penalties in addition to the costs associated with defending, settling, or resolving these matters. Moreover, the government or government agencies may introduce new legislations or regulations setting forth a minimum percentage of carriers as our employees and restricting the proportion of self-employed carriers used as subcontractors in our operations. Further, any such reclassification of our carriers as employees or such legislative or regulatory restrictions on our ability to contract with self-employed carriers may require us to make certain operational changes going forward, and as a result, our growth, operations, financial condition and operating results could be adversely and materially affected.

Legal and Regulatory Risks

We are subject to tax audits that may result in additional tax liabilities and are exposed to changes in tax laws and regulations as well as their interpretation and implementation, including Türkiye’s digital service tax and earthquake tax.

We are subject to a variety of taxes in Türkiye including but not limited to corporate income tax, withholding tax, value added tax (“VAT”), payroll taxes and social security taxes, among others. The estimated net results of our business are based on tax rates which are currently applicable, as well as current tax regulations and interpretations by tax authorities. A change in applicable corporate tax rates or in general of any tax rule or interpretation made by tax authorities may impact our net results of operations. From time to time, we may be subject to tax audits by the Turkish tax authority, which can result in additional charges or fines. For example, in July 2020, we received a request from the Turkish tax authority for the initiation of a tax audit for the years 2019 and 2018 with regards to corporate income tax and VAT. This tax audit resulted in the Company having to pay an additional TRY 305 thousand tax liability in September 2022. Audits may be time-consuming and divert efforts and resources of management and may sometimes result in material tax penalties that would have an adverse impact on our financial condition. In addition to our results of operations, any dividends or other distributions paid in respect of any of our ordinary shares may also be adversely affected in case of any changes to the applicable double taxation treaties or any increase in the level of withholding tax, which is currently 10%.

In March 2020, a digital service tax (the “DST”) took effect in Türkiye imposing a 7.5% tax on revenue generated from a broad range of digital services, including digital advertising, digital content sales, and digital platform services. The DST only applies to companies that generate revenues from covered digital services of at least: (i) TRY 20 million in Türkiye and (ii) €750 million globally. As of the date of this annual report, we are not subject to the DST as our global revenues are below the threshold. However, as a result of our growth, we may in the future exceed such threshold if it is not increased, or we may exceed such threshold if it is reduced, at which time our operations may become subject to the DST. In addition, the Organization for Economic Cooperation and Development has published proposals to advance international negotiations to ensure large and highly profitable multinational enterprises, including digital companies, pay tax wherever they have significant consumer-facing activities and generate their profits. Certain jurisdictions in the EU and Latin America have already enacted or are discussing new tax laws, rules and regulations directed at the digital economy and multi-national businesses.

In February 2023, two earthquakes hit the southeastern region of Türkiye. In response to the effects of these earthquakes, in March 2023, an earthquake tax took effect as a one-time tax aimed at generating funds. It is introduced with Article 10(27) of the Law No. 7440 on Restructuring of Certain Receivables and Amendments to Certain Laws (the “Law No. 7440”). The rate of the earthquake tax is set at 10% on exemption and deduction amounts applied on income under the applicable laws, and on the tax base within the reduced corporate tax rate under Article 32/A of the Corporate Income Tax Law, without being associated with the business income of the period and at 5% on income subject to the participation income exemption under Article 5/1-a of the Corporate Income Tax Law and on exempt income obtained from abroad and certified to bear a tax burden of at least 15%. The earthquake tax pertains to the accounting period ended on December 31, 2022 as a one-time tax and excludes certain taxpayers, exemptions and deductions as specified in the Law No. 7440. We are not subject to this one-time earthquake tax. However, any amendments to the tax legislation or subsequent practice of tax authorities may require us to pay an earthquake tax in the future, including retroactively for the accounting period ended on December 31, 2022.

If existing tax laws, rules or regulations in our markets are amended, or if new tax laws, rules or regulations are enacted, including with respect to the DST, sales tax, value-added taxes, withholding taxes, revenue based taxes, earthquake tax or other similar taxes applicable to the digital economy or multi-national businesses, the results of these changes could increase our effective tax rate, tax liabilities and/or associated costs. Possible implications may include double taxation, multiple levels of taxation, additional obligations, prospectively or retrospectively, as well as imposition of interest and penalties if non-compliance is determined. Potential heightened tax law enforcement against us could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to administrative fines and our reputation may be harmed if the Turkish Competition Authority were to determine that we did not comply with Turkish competition laws and regulations.

Our business is subject to Turkish competition laws and regulations. We have been, and may continue to be, subject to investigations by the Turkish Competition Authority (the “TCA”) for compliance with these laws and regulations. For example, in February 2019, the TCA initiated a preliminary inquiry against us and Anka Mobil Tedarik A.Ş., one of our suppliers, in response to a merchant’s complaint that we and Anka Mobil Tedarik A.Ş. violated Turkish competition laws, including the most favored customer clause that applies to all transactions performed with our merchants in our Marketplace operations, price discrimination, restriction of intra-brand competition, refusal to deal, and resale price maintenance in the mobile accessories business. In June 2019, the TCA decided to proceed with a full investigation of the matter. On April 15, 2021, the Competition Board, the executive body of the TCA, concluded its investigation and issued its decision in our favor, indicating that we do not hold a dominant position in the relevant market and that we did not breach the Turkish competition law. No fines were imposed on Hepsiburada as a result of this investigation. The TCA issued its reasoned decision on October 11, 2021 and no objections to the decision were received by the Ankara administrative courts within the 60-day statutory deadline. Although, we believe that our operations are in material compliance with Turkish competition laws, any investigations that may be conducted by the TCA in the future into our operations or transactions, and the imposition of related fines, sanctions or conditions on us, could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

In April 2021, the TCA initiated an investigation against 32 companies regarding anti-competitive agreements in the labor markets (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding us) to determine whether those entities have violated the Law on the Protection of Competition (the “Competition Law”), which prohibits such anti-competitive agreements. The TCA’s public announcement makes it clear that the allegations that led to the investigation solely relate to direct or indirect agreements regarding non-solicitation of employees, thus potentially restricting the competition in the labor markets in Türkiye. On June 15, 2021, without notice, TCA officials visited our headquarters and reviewed the digital correspondence of a limited number of senior managers and human resources employees. On August 18, 2021, we received a notification from the TCA stating that the Competition Board had decided to initiate an investigation on August 5, 2021 against 11 companies including Hepsiburada the subject of which was the same as the existing April 2021 investigation, and to merge these two investigations. On April 18, 2022, we received notice that the rapporteurs completed an investigation report stating their opinion that we violated the Competition Law that prohibits anti-competitive agreements in the labor markets and an administrative fine should be imposed. However, the Competition Board must render the final decision. Although there is no certainty that a fine will be imposed at this stage, the investigation process may result in an administrative fine based on the report prepared by the rapporteurs. The investigation is at the oral defense stage. In this regard, the oral meeting was expected to occur in February 2023 but the Competition Board has postponed the oral meeting to an undetermined future date due to the earthquakes of February 6, 2023 in Türkiye.

We expect the Competition Board to make the final decision in 2023. If the Competition Board agrees with the rapporteurs that there is a violation, according to the “Regulation on Fines to Apply in Cases of Agreements, Concerted Practices and Decisions Limiting Competition, and Abuse of Dominant Position”, we expect that a ratio between 2% and 4% of our annual net revenue as per statutory financial statements of the previous year will be imposed as a penalty. We will have an opportunity to appeal an adverse decision of the Competition Board. We recognized a provision of TRY 209,484 thousand (as adjusted for inflation) in our consolidated financial statements for the year ended December 31, 2021, representing 2% of our annual net revenues as reported in our statutory financial statements for 2021.

In 2022, on the basis of a legal opinion which considered similar cases, the provision expense recorded in our consolidated financial statements was recalculated as TRY 95,643 thousand, representing 1.5% of our annual net revenues as reported in our statutory consolidated financial statements prepared in accordance with tax legislation for 2021.

In addition, with respect to the on-site inspection conducted by the Competition Board in June 2021 in connection with the abovementioned investigation, an administrative fine in the amount of TRY 35,278 thousand was imposed based on the conclusion that the on-site inspection was hindered. Subsequently TRY 26,459 thousand was paid by the Company on November 11, 2022 (reflecting a 25% discount due to an early payment), without prejudice to the Company’s right to file a lawsuit against the fine. The Company requested reconsideration of the decision from the Competition Board on December 9, 2022, but the Competition Board’s decision was not reversed. Thereafter, an administrative case was filed with the Ankara Administrative Courts for the reversal of the Competition Board’s decision on December 30, 2022, which is pending.

The TCA from time to time may modify regulations or adopt new regulations in response to developments of new markets and market behaviors in different sectors or industries. In order to better understand these developing markets such as the emerging e-marketplace platform sector, the market forces and behaviors, as well as to ensure their operational efficiency and identify any potential competition problems, the TCA undertakes routine inquiries and information gathering processes with various stakeholders within these developing markets. For example, the TCA launched a sector inquiry in relation to the online advertisement market, which is a developing market in Türkiye. Similarly, in June 2020, the TCA commenced a sector inquiry on the e-marketplace platforms sector. The preliminary report relating to the inquiry process was published by the TCA in May 2021, which raised a number of findings related to (i) competition between platforms, (ii) competition with respect to products sold within a platform and (iii) certain privacy or data protection matters with respect to platform customers. We submitted an interested party opinion to provide the TCA further information about our business’ role and operations in the e-marketplace platform sector and our view about the operation and regulation of the sector in general. The TCA conducted a workshop in July 2021 to obtain the opinions of the market players and stakeholders, customers, lawyers and academics regarding the findings, assessments and proposed policies within the preliminary report. The TCA issued its final report on April 14, 2022, which may result in additional regulations for the e-marketplace platform sector with which we may be required to comply in the future. Such sector inquiries are not company specific investigations and do not result in company specific administrative fines and penalties. However, if the TCA adopts new rules and regulation which we may need to comply with in the future, the additional regulatory burden may have a negative impact on our operations and financial results.

We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.

Our business is impacted by laws and regulations in Türkiye that affect the industries our businesses operate in, and their scope has increased significantly in recent years. We are subject to a variety of regulations, including those relating to e-commerce, internet applications or content services, privacy and data protection, labor and employment laws, intellectual property, virtual items, national security, content restrictions, consumer protection, prevention of money laundering and financing criminal activity and terrorism, digital financial services regulation, electronic payment services regulation, consumer finance regulation, traffic and transportation regulation and travel regulations.

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

Recent and future expansion in terms of our services and geographic coverage, including our ramp-up of Hepsipay and other payment solutions, our planned consumer finance loans through Hepsifinans, any future expansion into cross-border sales through HepsiGlobal and the expansion of our ticketing services through Hepsiburada Seyahat have recently subjected us to, and could further subject us to increased or new regulatory scrutiny and compliance requirements and other risks that may be costly or difficult to comply with, such as travel agencies regulations, payment services regulations, consumer finance services regulations, compliance with privacy laws and data security laws, including the GDPR, and compliance costs across different legal systems, including customs laws. We may have to come up with, adapt and implement different operating practices and protocols depending on the requirements of new regulators, which may require us to expend substantial resources. In certain cases, such regulatory changes may adversely affect our growth plans and we may not be able to achieve our targets in those areas.

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

The provision of financial services through Hepsipay and Hepsifinans, such as e-wallet, e-money, payment facilitation services, and consumer lending, is highly regulated and subject to a broad range of complex laws and regulations that are rapidly changing. For example, after we obtained licenses from the Banking Regulation and Supervision Agency (“BRSA”) to operate financial services through Hepsipay, in 2019 an amendment to the relevant legislation changed the competent authority regulating payment companies to the Central Bank of the Republic of Türkiye (the “Central Bank”). The Central Bank has in the past and may in the future impose new or additional licensing requirements, capital commitments, governance standards, reporting obligations or other regulatory requirements, requiring us to devote substantial operational and financial resources to comply with such requirements. For example, in December 2021, the Central Bank published the Regulation on Payment Services and Electronic Money Issuance and Payment Service Providers (the “Payment Services Regulation”) and the Communiqué on Information Systems of Payment and Electronic Money Institutions and Data Sharing Services in the Field of Payment Services Providers (the “Payment Services Communiqué”), in Türkiye’s Official Gazette, requiring compliance within one year with the following new requirements, among others, on e-commerce payment services such as Hepsipay’s wallet service: (i) to keep collateral at the Central Bank, in accordance with the number of customers, volume of transactions and other conditions specified therein, (ii) to comply with higher minimum equity requirement, and (iii) to comply with additional obligations such as remote know-your-customer diligence. The one-year compliance period for the new requirements introduced in the Payment Services Communique was extended to February 28, 2023 (and subsequently to April 30, 2023 and June 30, 2023). While we are in compliance with the currently applicable requirements under the Payment Services Regulation and the Payment Services Communique and we expect to be compliant with the new requirements under these regulations by June 30, 2023, a failure to comply with these or other regulations may result in the limitation, suspension or termination of services or the imposition of penalties, including fines which could have a material adverse effect on our business, results of operations and financial condition.

In addition, on April 28, 2023, the Central Bank notified the Company that it had identified seven instances of non-compliance by the Company under the (Repealed) Communique on the Management and Supervision of IT Systems of Payment Institutions and Electronic Money Institutions relating to data security and authorization, ID verification and the creation of an audit trail. The Central Bank requested that the Company provide a written response, including an action plan to remedy the identified instances of non-compliance within one month. The Central Bank may in its discretion impose administrative fines on the Company ranging from TRY 129 thousand to TRY 2,913 thousand for each breach. If an administrative fine is imposed by the Central Bank, the Company has a right to appeal the decision to the Turkish Criminal Court of Peace.

Moreover, Hepsiburada acts as a commercial representative of merchants and funds are transferred to the merchants through Hepsiburada. According to the Payment Services Regulation and the Payment Services Communiqué, a report must be filed with the Central Bank in January of each year in which the amount of intermediary service provider activities exceeds TRY 50 million within the prior twelve-month period. As a consequence of this provision, intermediary service providers, including Hepsiburada, submitted reports in January 2022 and January 2023. The Central Bank, which is the competent authority to evaluate our reports to determine whether our reported activity qualifies as a payment service, within the scope of the Payment Services Regulation and the Payment Services Communiqué, has not yet responded. If the Central Bank were to conclude that our reported activity is a payment service, we expect to restructure our service such that we transfer funds to merchants through Hepsipay instead of Hepsiburada.

We are subject to the Turkish Regulation on Precautions regarding Prevention of the Money Laundering and the Financing of Terrorism (the “AMLCFT”) due to Hepsiburada being deemed (i) an “intermediary in the purchase and sale of precious metals, stones or jewels” because we conduct the sale of gold and (ii) as “operating in the field of gambling” because we offer digital products on our platform, including non-cash games, pursuant to an authorization obtained from the Turkish General Directorate of the National Lottery Administration (the “GDNL”). Accordingly, we are required to, among other things, carry out certain KYC checks, report suspicious transactions and monitor certain activities. Any failure to comply with the terms of the AMLCFT may result in the limitation, suspension or termination of our services and/or imposition of civil and criminal penalties, and fines. Additionally, we are subject to the rules and regulations of the GDNL regarding non-cash games offered on our platform. In case of any failure to comply with the rules and regulations of the GDNL, our authorization granted by the GDNL may be cancelled, and we may be subject to administrative fines.

Our consumer finance company, Hepsifinans, is under the regulatory authority of the BRSA, and subject to regulations and audits by them, as well as regulations by the Financial Crimes Investigation Board (“MASAK”). While we have not yet started the operations of this company, the company was acquired with its existing customers, loans and associated data and contracts. Therefore, it is also subject to audit for its past business by the related parties. Although we carry indemnifications from the previous shareholders due to these past operations, any future findings might create regulatory fines as well as disruptions to daily business, some of which may not be covered by these indemnifications. We anticipate devoting substantial operational and financial resources to comply with the requirements of all the existing and new regulations and communique associated with our financial services businesses, and change our internal rules and procedures in accordance with any predefined and future changes. We have in the past, and may in the future face, additional audits and investigations by regulators or third parties appointed by the regulators for alleged violations of such requirements. As of the date of this annual report, our management believes that we conduct know-your-client procedures in compliance with MASAK regulations. However, any further investigations may require resources to respond to and could result in further penalties or fines if it is determined that we violated any regulatory requirements, which may impact our business and financial condition.

We may be subject to administrative fines and our reputation may be harmed if the Personal Data Protection Authority were to determine that we breached Turkish Data Protection Law No. 6698.

Our Company is subject to the Turkish Law on the Protection of Personal Data (the “LPPD”) and other relevant secondary legislation on the protection of personal data. The Personal Data Protection Board (the “PDP Board”) may request information and documents ex officio or upon complaint, and if it determines that there is a violation of the LPPD as a result of its investigation, it may decide to issue instructions and impose administrative fines. In addition, there is a risk that the decisions to be taken by the PDP Board in investigations may be published on the Authority’s website and will identify the subject company. If a decision against the Company is published on the Authority’s website, in addition to any sanctions that may be imposed with such a decision, our reputation may be negatively and materially affected.

Our Company has been subject to six investigations conducted by the Personal Data Protection Authority (“Authority”) in 2022 and 2023 and is likely to be subject to such investigations in the future. For example, on October 12, 2022, the Authority notified the Company of an ongoing investigation initiated by the Authority due to a complaint regarding the sending of electronic commercial messages in e-mail format to a total of 600 individuals. These electronic commercial messages contained an error wherein the e-mail addresses of the data subjects were mistakenly added to the “TO” section instead of the intended “BCC” section. This error resulted in the inadvertent disclosure of all recipients’ contact data (email addresses), to each other. The complaint also cited unauthorized data processing as well as unauthorized transfer of personal data abroad through the use of cookies. On March 16, 2023, the Authority determined that the Company, as the data controller, had failed to take the necessary technical and administrative measures to ensure the security of personal data. Therefore, the Authority imposed an administrative fine of TRY 500 thousand. The Company was notified of this decision on April 6, 2023. The Company has decided not to exercise its right to appeal to the Turkish Criminal Court of Peace.

With respect to the remaining five pending investigations, the Authority will assess the investigations, and it may conclude that Hepsiburada, as the data controller, has breached its obligations under the LPPD based on one or more of the following alleged failures: i) failure to take the necessary technical and administrative measures to ensure the level of security appropriate for the purpose of preventing unlawful processing of personal data, ii) failure to duly notify data subjects and the PDP Board of data breaches, iii) failure to meet the necessary disclosure requirements while obtaining consents for electronic commercial messages, and iv) failure to comply with the decisions made by the PDP Board. If the Authority concludes that Hepsiburada breached its obligations under the LPDD, Hepsiburada may be subject to administrative fines. The amount of the fines will depend on the nature and the timing of the breach as well as the Authority’s discretion. For each breach that occurred in 2022, the Authority may impose administrative fines ranging from TRY 13.4 thousand to TRY 2,678.9 thousand. If any sanction is imposed as a result of the investigations, the Company expects to exercise its right to appeal to the Turkish Criminal Court of Peace.

We have recognized a provision of TRY 2,370 thousand in our consolidated financial statements for the financial year ended December 31, 2022 in connection with the pending investigations.

If we fail to obtain intellectual property rights protection or adequately protect our intellectual property rights, or if we infringe third-party intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected.

Our trademarks, service marks, copyrights, trade dress, trade secrets, proprietary technology, domain names and other intellectual property rights are valuable assets that are critical to our success. We principally rely on trademarks (including by applying to register our trademarks in respect of key jurisdictions based on our business assessment) and confidentiality agreements to protect our intellectual property rights. We have a portfolio of registered trademarks in Türkiye in respect of many of our core brands, such as our “hepsiburada” and “hepsiglobal” brands. However, we may in some circumstances be unable to (or may be delayed in our ability to) apply for or register our trademarks (including where third parties allege pre- existing rights or have made earlier applications) or acquire our desired domain names or prevent third parties from acquiring trademarks or domain names that are identical or similar to, infringe or diminish the value of our trademarks and other proprietary rights. There is also a risk that third parties will claim that our products, trademarks or brands infringe their intellectual property rights — for instance, if a third-party claims that it has obtained prior rights or a pre-existing trademark application or registration for an identical or similar trademark. These third parties may bring infringement claims against us or may oppose the registration and protection of our brands and/or trademark rights.

These risks are further exacerbated by our growth and the expansion of our business into new geographies, including the EU and the United States. For example, our application filed with the European Union Intellectual Property Office (“EUIPO”) in August 2020 for a figurative EU trademark for our “hepsiglobal” brand (EU trademark application no. 18292598) is currently opposed by PepsiCo, Inc. (“PepsiCo”), on the basis of certain claimed prior rights in respect of its “Pepsi” brand. Discussions with PepsiCo are ongoing and, as we regard the beverages business of PepsiCo as clearly distinct from our business under our brands, we believe that a negotiated resolution with PepsiCo will be achieved that should allow our foregoing EU trademark application to proceed in respect of certain classes of goods and services. There is, however, no certainty that a negotiated resolution will be achieved, or that it will be achieved without delay, or as to the final terms of any such outcome. Monetary damages or injunctive relief are not possible outcomes with respect to this matter.

Similarly, our application filed with the EUIPO in August 2018 for the word mark “hepsiburada.com” (EU trademark application no. 17941312) was opposed by Alpak B.V. (“Alpak”), on the basis of certain claimed prior rights in respect of the “hepsiburada” brand including its EU trademark for the word “hepsiburada” registered in December 2017 under trademark no. 17151796. We believe Alpak applied for and registered the foregoing trademark in bad faith in an effort to copy our well-known brands and/or to frustrate or delay (or extract compensation for) our protection of these brands in the EU. Accordingly, we applied for a declaration of invalidity against Alpak’s trademark so that the application with respect to our trademark “hepsiburada.com” may proceed. Alpak’s opposition was suspended until the Board gives a decision in respect of our request about declaration of invalidity of Alpak’s trademark. Our initial application for declaration of invalidity was rejected by the Cancellation Division of the EUIPO in March 2021 on grounds with which we do not agree, and we subsequently appealed this decision to the Board of Appeal.

On January 3, 2023, we were informed that our appeal had been allowed in its entirety. The appealed decision has been reversed and the European Union trademark No. 17151796 “hepsiburada” has been declared invalid in respect of all the registered goods and services. The Board of Appeal stated in its reasoning that the Cancellation Division was wrong to disregard the evidence submitted about the dishonest intention of Alpak B.V. Alpak B.V. appealed this decision before Luxembourg Courts on March 30, 2023 and was subsequently granted time to remedy certain procedural deficiencies in its appeal.

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

We have been and in the future may be involved in litigation, some of which is material.

We have been involved in litigation relating principally to contract disputes, employment, consumer, intellectual property, tax, securities law and other matters in the ordinary course of our business, which have also included legal proceedings initiated by employees of third-party subcontractors, such as employment related claims arising out of termination of our relationship with their employer. As our business expands, we may face an increasing number of such claims or claims relating to product liability, including those involving high amounts of damages. As we became a publicly listed company with a higher profile and as our public profile is expected to continue to grow in the future through any expansion of our cross-border business by HepsiGlobal, we may face additional exposure to claims and lawsuits inside and outside Türkiye.

For example, in September 2021 and October 2021, alleged holders of our ADSs filed putative class action lawsuits in the state and federal courts of the State of New York, respectively. After negotiations, the parties signed a binding term sheet for a settlement with no admission of liability on December 2, 2022, pursuant to which Hepsiburada agreed to pay $13.9 million to resolve both actions in their entirety. TurkCommerce B.V., currently a holder of the Company’s Class B Ordinary Shares, is expected to contribute $3,975,000 towards the settlement amount. However, since the contribution agreement has not been signed between the parties yet, management considered that the inflow of economic benefit was not virtually certain as at the balance sheet date, so a contingent asset is not recognized in the consolidated financial statements. We have recognized a provision expense of TRY 280.7 million in our consolidated financial statements for the financial year ended December 31, 2022 for the total liability of $13.9 million.

The settlement remains subject to final approval and/or entry of judgment by the respective courts, and there can be no assurance that the stipulation of settlement will be concluded by the parties or that the settlement will be approved by either court. For more information about such legal proceedings, see Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

We may also initiate proceedings from time to time. For example, we have initiated litigation for annulment of the Turkish Capital Markets Board (the “TCM Board”) decision regarding a fee imposed by the TCM Board on the Company. Following the IPO of the Company on the Nasdaq Stock Exchange, the TCM Board imposed a “Board registration fee” amounting to over TRY 23.7 million, including interest accruing on this fee, attorney’s fees and the costs of the proceedings. The TCM Board fee was calculated based upon the shares sold in our IPO, including the shares sold by TurkCommerce B.V. The Company applied to the TCM Board with an objection letter on July 30, 2021. A year later, on May 31, 2022, the Company received a reply letter from the TCM Board maintaining their initial decision. The Company has initiated proceedings for annulment of the decision. We filed the case on June 15, 2022. The court dismissed our request for suspension of execution of the decision of the TCM Board, and the Court of First Instance dismissed the case, which was notified to us on March 23, 2023. The Company appealed the decision on April 17, 2023.

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

Despite measures we have taken and continue to take, our e-commerce services remain susceptible to potentially illegal or improper uses, which could damage our reputation and subject us to liability. Our standard agreement with the merchants on our Marketplace provides for weekly payments to merchants, with payments due within an average 21 days rather than immediately after the sale of a product. Our standard form agreement with our merchants and suppliers provides that we will directly compensate a customer for the purchase price if a customer returns a product and the merchant or supplier must refund us the price of the returned product. These provisions are designed to prevent merchants or suppliers from collecting payments, fraudulently or otherwise, in the event that a customer does not receive the products they ordered or when the products received are materially different from the merchant’s or supplier’s descriptions, to prevent merchants on our Marketplace from selling unlawful, counterfeit, pirated, or stolen goods, selling goods in an unlawful or unethical manner, and to prevent our merchants or suppliers from violating the proprietary rights of others or otherwise violating our product requirements. If our merchants or suppliers circumvent or otherwise fail to comply with these provisions, it could harm our business or damage our reputation.

While we have no liability for the content provided by third parties on our website under the E-Commerce Law or the related E-Commerce Regulation, we may face compensation claims, administrative fines or even criminal complaints if we become aware of unlawful or illegal content and do not take any action. We are deemed to be aware of unlawful or illegal content in circumstances such as if the content is determined as unlawful within the scope of a regulatory compliance report or notified to us by a judicial decision, the Turkish Ministry of Trade or other public institutions and organizations in Türkiye. We are also required to remove or restrict access to content constituting certain crimes under Article 8 of the Law on Internet Crimes, if we are notified of an order of the president of the Information and Communication Technologies Authority of Türkiye to this effect. The scope of crimes under this provision was expanded with the amendment made to this provision on October 13, 2022.

In addition, if we receive from the relevant rights holder a complaint of infringement of intellectual and industrial property rights that complies with the requirements of Article 12 of the E-Commerce Regulation, we are required to remove products from our platform within 48 hours and inform the rights holder and the seller of the product accordingly. If we receive an objection from the seller that complies with the requirements of Article 13 of the E-Commerce Regulation, we are required to re-publish the product within 24 hours and inform the rights holder and the seller, provided that it can be clearly understood from the documents and information submitted by the seller that the objection is justified. Pursuant to Article 14 of the E-Commerce Regulation, our examination is limited with the information and documents obtained from the seller and we are not required to conduct a separate investigation to determine the ownership of relevant intellectual and industrial rights. We are also not required to process complaints regarding the same product and claim unless the rights holder submits new documents proving the infringement of intellectual and industrial property rights. Failure to comply with these provisions will result in an administrative penalty of TRY 10 thousand to TRY 1,000 thousand for each violation.

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

We have identified material weaknesses in our internal control over financial reporting. If our remediation of material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to implement and maintain an effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud and investor confidence in our company and the market price of our ADSs may decline.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) our management is required to report on the effectiveness of our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our Independent Registered Public Accounting Firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an “emerging growth company”.  Under the current rules of the SEC, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses and render our internal controls over financial reporting ineffective or may reveal significant deficiencies. We have incurred and expect to continue to incur additional expenses and to spend significant management time in complying with these requirements.

In 2021, we identified two material weaknesses in our internal controls over financial reporting related to:

●	not effectively performing internal controls with respect to the review of complex and unusual transactions in accordance with IFRS, due to our having less experience in such complex and unusual applications of IFRS and our lack of a dedicated separate IFRS reporting team; and
●	not effectively performing information technology general controls (“ITGCs”) for one of our recently developed information technology products.

Management remediated the first material weakness identified in 2021 prior to the issuance of the consolidated financial statements as of and for the year ended December 31, 2022. However, the material weakness related to ITGCs was not fully remediated as of December 31, 2022 and is included as part of the material weakness disclosed below.

As part of management’s assessment of its internal control over financial reporting for the fiscal year ended December 31, 2022, we have identified a material weakness in our internal control over financial reporting related to the design and operating effectiveness of ITGCs for information systems that are relevant to the preparation of our consolidated financial statements. As a result of the material weakness, management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was not effective based on the criteria for effective control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The material weakness relates to access rights to IT applications, IT program change-management controls and segregation of duties for IT applications. As a result of the overall impact of the ineffective ITGCs and information produced by those IT applications with respect to business processes, controls over such business processes were also deemed ineffective.

Under the supervision of management and the oversight of our Audit Committee, we are in the process of taking remedial actions to address these control deficiencies, which are designed to address the underlying causes of the material weakness, including:

●	improving controls over access rights management;
●	implementing new control procedures for managing changes in our information systems;
●	designing the information technology processes for compliance and security;
●	retaining consultants with specialized experience in providing advisory services with respect to segregation of duties; and
●	establishing information technology processes and control team (SOX ITGC) under the Technology Department.

If our remedial measures are insufficient to address material weaknesses, we may not be able to timely or accurately report our financial position, results of operations or cash flows or maintain effective disclosure controls and procedures. If additional material weaknesses are discovered, or if significant deficiencies are discovered, or if we otherwise fail to maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. Investors’ loss of confidence in our reported financial information could in turn limit our access to capital markets, harm our results of operations, and lead to a reduction in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

The requirements of being a public company will continue to require significant resources and management attention, which could make it difficult to manage our business.

As a public company with ADSs traded on an exchange located in the United States, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations has increased and may continue to increase our legal, financial and other compliance costs and increase the demands on our legal, compliance and financial reporting personnel as well as our systems and other resources, particularly after we are no longer an “emerging growth company”.

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

As a public company with ADSs traded on an exchange located in the United States, we are subject to a broader scope of laws, regulations and standards, and therefore, potentially subject to a broader scope of fines, penalties and liability under U.S. securities laws. For example, in September 2021 and October 2021, alleged holders of our ADSs filed putative class action lawsuits in the state and federal courts of the State of New York, respectively. For more information about our legal proceedings, see Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”. We may be named as a defendant in other legal actions, which could result in material costs and expenses.

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

For as long as we are an “emerging growth company”, our Independent Registered Public Accounting Firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes Oxley Act. We could be an emerging growth company for up to five years following our IPO. See “—While we currently qualify as an “emerging growth company” under the JOBS Act, if we cease to be an emerging growth company, our costs and the demands placed upon our management will increase.” Furthermore, after the date we are no longer an “emerging growth company”, our Independent Registered Public Accounting Firm will be required to attest to the effectiveness of our internal control over financial reporting only if our market capitalization is above a specified statutory threshold. Even if our management concludes that our internal controls over financial reporting are effective, our Independent Registered Public Accounting Firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404.

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

We will be classified as a passive foreign investment company, or PFIC, in any taxable year if either: (1) 50% or more of the fair market value of our gross assets (generally determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (2) 75% or more of our gross income for the taxable year is passive income. Based on the market price of our ADSs and the composition of our Group’s income, assets and operations, we do not believe we were a PFIC for the 2022 taxable year or expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things the composition of the income and assets, and the market value of the assets, of us and our subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the market value of the assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Therefore there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If contrary to our belief, we were characterized as a PFIC for any year, certain adverse U.S. federal income tax consequences could apply to a U.S. investor who holds ADSs with respect to any “excess distribution” received from us and any gain from a sale or other disposition of ADSs, and U.S. investors also may be subject to additional reporting obligations with respect to ADSs. In such case, we do not intend to provide the information necessary for a U.S. investor to make a qualified electing fund election with respect to the ADSs. See Item 10.E. “Additional Information—Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules”.

Risks Relating to Türkiye

We are subject to risks associated with doing business in an emerging market.

We mainly operate in Türkiye and derive substantially all of our revenue from activities in Türkiye, which is an emerging market. As a result, our business, results of operations, financial condition and prospects are significantly affected by the overall level of economic activity and political stability in Türkiye. External events and financial turmoil in any emerging market could disrupt the business environment in Türkiye. Moreover, financial turmoil in one or more emerging market(s) tends to adversely affect prices for securities in other emerging market countries. An increase in the perceived risks associated with investing in emerging economies could dampen capital flows to Türkiye and adversely affect the Turkish economy. Investors’ interest in Türkiye might be negatively affected by events in other emerging markets or the global economy in general, which could adversely affect the value of our business and/or stock price could have a material adverse effect on our business, results of operations and prospects.

Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.

Substantially all of our revenue is derived from our operations in Türkiye. Accordingly, political uncertainty, instability and economic conditions in Türkiye may directly affect our business.

Presidential and parliamentary elections are expected to be held in Türkiye on May 14, 2023. Voters will elect their representatives in the parliament and the country’s president for a five-year term. If no candidate receives a majority of valid votes in the first round of the presidential elections, a second-round ballot is expected to take place on May 28, 2023. The elections may result in political or economic instability and legislative changes in Türkiye as each party supports distinct political, economic and foreign policies.

Political uncertainty has affected certain investors’ perception of Türkiye and the attractiveness of the Turkish economy. If new developments that are considered to contribute to instability in Türkiye emerge, the value of our ADSs could decline.

As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.

Inflationary pressures affect our business and financial performance. The Turkish economy has experienced significant inflationary pressures with year-over-year consumer price inflation rates rising as high as 69.7% in the late 1990s and early 2000s. The annual consumer price index (“CPI”) increased by 14.6%, 36.1% and 64.3% in 2020, 2021 and 2022 respectively as published by Turkstat. The annual CPI inflation reached its highest level since June 1998, at 85.5%, in October 2022. Annual CPI inflation recorded a rapid decline in December due to the high base and became 64.3%.  In the first half of 2023, it is expected that inflation indicators will follow a downward trend due to the high base effect as well as the reduction in the prices of electricity and natural gas used in industrial production. Additionally, developments in the USD/TRY and global commodity prices materially impact the inflation outlook. As a result, the course of global economic activity, geopolitical developments and the impact of climate conditions on commodity prices must be closely monitored to understand and anticipate inflation developments in Türkiye. In the first Inflation Report of the year published on January 26, 2023, the Central Bank of Republic Türkiye (“CBRT”) kept its inflation forecast for the end of 2023 unchanged at 22.3%. According to the results of the CBRT’s Market Participants Survey dated March 2023, the markets’ inflation expectation for the end of 2023 was 37.7%.

In the event of continued or rising inflation, we may not be able to and/or our merchants may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure, which may adversely affect our business, profitability and results of operations. Inflation and government measures to combat inflation that impact macroeconomic stability in Türkiye have affected and may continue to affect supply as well as general demand for our products and services. Inflation may impact consumer behavior and may lead to further reductions in purchasing power of our users, consumer confidence and consumer spending, which may have a material adverse effect on our business and results of operations. For example, during 2022, we have observed the impact of inflation in the increased average price of products on our platform. We have also observed that pressure on consumer spending has caused a tendency for customers to substitute products with more affordable alternatives (i.e., towards lower-priced brands, regardless of whether sales are of essentials or non-essentials) and postponement of purchase decisions for certain categories of products. In addition, a continued rise in inflation could increase our costs of operation, particularly in payroll expenses and delivery costs. Moreover, we may not be able to keep wages and salaries at attractive levels in order to retain talent. These factors may negatively affect our business, financial condition and results of operation.

If the high inflation environment worsens or if new economic developments arise that have a similar effect, the resulting impact on consumer behavior and on our expenses may continue to have an adverse effect on our GMV growth, revenue, profitability and financial position.

Following the categorization of Türkiye as a country with a three-year cumulative inflation rate greater than 100% in March 2022 by the International Practices Task Force of the Centre for Audit Quality, Türkiye has been considered as a hyperinflationary economy pursuant to IFRS rules (IAS 29 Financial Reporting in Hyperinflationary Economies), requiring companies in Türkiye reporting under IFRS, including us, to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022.  As a result, we have had to allocate additional resources to the preparation of our IFRS financials, which has resulted in additional associated expenses. Our financial statements following the application of IAS 29 and related adjustments are no longer directly comparable to our historical financial statements. This may create a challenge for investors and security analysts who look at our past performance to analyze and make forecasts about our future performance, including with respect to comparisons of current and historical margins. Therefore, investors and security analysts would require additional detailed information about our business plan and our macroeconomic assumptions in order to make their own projections for the Company. We cannot guarantee that we will be disclosing such detailed information in relation to our business plans or macroeconomic assumptions. Even if we do so, we cannot predict whether our investors or security analysts will be able to or willing to make their own projections about our Company. See “—If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, the price of our ADSs and trading volume could decline.”

Türkiye’s economy has been facing risks related to its current account deficit, which could have a material adverse effect on our business and results of operations.

Macroeconomic developments in Türkiye, including those related to Türkiye’s net trade and current account deficit, affect our business and financial performance.

Türkiye’s volatile current account deficit may reflect both Türkiye’s long-standing structural economic problems and current economic and market conditions. Structural economic problems include dependence on imported energy and a high proportion of imports for manufacturing and domestic consumption and a low savings rate. To date, Türkiye’s current account deficit has been funded largely through short-term foreign capital borrowings and foreign portfolio investments. Increased uncertainty in the global financial markets could make it more difficult for Türkiye to finance its current account deficit, leading to increased volatility in the Turkish economy, which could have a material adverse effect on our business and results of operations.

The effects of the earthquakes that hit southeastern region of Türkiye in February 2023 as well as potential similar earthquakes in the future may adversely affect our prospects, business, financial condition and results of operations.

On February 6, 2023, the southeastern region of Türkiye was hit by two devastating earthquakes registering 7.7 and 7.6 in magnitude and numerous aftershocks that affected primarily 11 provinces and approximately 14 million people. As a result, more than 50,000 people lost their lives in Türkiye and hundreds of thousands of people have been displaced due to moderate to severe damage to their buildings or complete building collapses.

Eight out of HepsiJet’s network of 192 cross-dock points (i.e., parcel transfer centers) were directly impacted and require renovation. Our initial assessment indicated that it would be necessary to relocate all of these cross-dock points, but we now understand that with some renovation we are able to restore operations. As of the date of this annual report, nearly 1,950 of the approximately 6,500 Active Merchants on our Marketplace with a registered address in the affected region have requested for their stores to be temporarily suspended.

These earthquakes may have severe impacts on the Turkish economy and the business environment in Türkiye. According to the World Bank rapid damage assessment report of February 27, 2023, the earthquakes caused an estimated $34.2 billion in direct physical damages in Türkiye, the equivalent of 4% of the country’s GDP in 2021. On the basis of its initial forecasts released on February 15, 2023, the European Bank for Reconstruction and Development estimated that the earthquakes may result in a loss of up to one per cent of Türkiye’s GDP in 2023.

The potential impacts of the 2023 earthquake on Türkiye’s economic conditions may adversely affect our business, results of operations and prospects. Given the size of the earthquake zone, the death toll, the number of displaced people and the resulting decrease in consumers’ discretionary shopping, we have suffered a decline in our customer demand on our platform during the first quarter of 2023 and a temporary disruption in our delivery services to and around the region.

More generally, Türkiye has been the site of devastating earthquakes in the past and may again be hit by serious earthquakes in the future. The country is covered by numerous fault lines including the North Anatolian Fault extending from eastern Türkiye across northern Türkiye and into the Aegean Sea for a length of 1200−1500 kilometers and the East Anatolian Fault extending from eastern Türkiye to south of the country. The fault lines covering the country may trigger future earthquakes in the country. These possible earthquakes may have severe impacts on the Turkish economy which may adversely affect our business and results of operations and prospects.

In particular, considering Istanbul’s large population and economic importance for Türkiye, any major earthquake near Istanbul may cause substantial economic damage which may adversely affect our business and results of our operations and prospects. Most of our headquarters and offices are located in Istanbul and one of our fulfilment centers which also includes an office building is located in Gebze, a district of Kocaeli situated very close to Istanbul. Such an earthquake near Istanbul could therefore have a material adverse impact our business and results of our operations.

We are exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations and other similar laws and regulations.

We have policies and procedures designed to assist with compliance with applicable laws and regulations in Türkiye, and as a public company in the United States, we are subject to U.S. anti-money laundering and anti-terrorist financing laws and regulations, including the U.S. Bank Secrecy Act of 1970, the U.S. Money Laundering Control Act of 1986, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and U.S. anti-bribery and anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, our operations may be subject to economic sanctions laws and regulations imposed by the United States, the EU, the United Kingdom, or any other relevant jurisdiction. Such laws and regulations may prohibit transactions in, with, involving, or relating to certain countries or regions or certain persons or entities. For example, starting in February 2022, the United States and a number of other countries around the world have been imposing sanctions and export controls against Russia over its invasion of Ukraine including, regional trade bans, designations of entities (including Russian banks and state-owned entities) and individuals as Specially Designated Nationals and Blocked Parties, and restrictions on access by Russia to financial systems.

We maintain internal compliance policies and procedures, but we cannot provide any assurance that these policies and procedures will be complied with or that they will prevent all violations of the applicable laws and regulations and every instance of fraud, money laundering, terrorist financing, bribery and corruption. We also cannot provide any assurance that potential violations of our internal compliance procedures will be uncovered through our procedures or that violations of the applicable anti-bribery or money laundering, anti-terrorist financing and economic sanctions laws and regulations will not occur. We have internal audit, security and other procedures in place, which are designed to prevent instances of fraud, money laundering, terrorist financing, bribery and corruption. However, despite these controls and procedures, there can be no assurance that through these and other procedures we use we will timely and effectively catch any violations of our internal compliance procedures or any violations of laws and regulations, including those related to fraud, money laundering, terrorist financing, bribery, corruption and economic sanctions. Moreover, we may still be exposed to potential civil or criminal penalties or associated investigations under the relevant applicable laws and regulations which may, if not successfully avoided or defended, have an adverse impact on our business, prospects, financial condition or results of operations. Similarly, actual findings or mere allegations of such violations could negatively impact our reputation and limit our future business opportunities, which may cause our reputation, financial condition and results of operations to be materially and adversely affected.

Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.

We are exposed to foreign exchange rate risks between Turkish Lira, U.S. dollars and Euros. Although our income, expenses, assets and liabilities are primarily denominated in Turkish Lira, we also maintain some non-Turkish Lira denominated assets and liabilities, primarily in U.S. dollars. As of December 31, 2022, 2021 and 2020, we maintained Turkish Lira equivalent assets in U.S. dollars of TRY 2,860.1 million, TRY 8,068.5 million and TRY 626.8 million respectively, primarily consisting of cash, cash equivalents and financial investments. As of the same dates, we maintained Turkish Lira equivalent liabilities in U.S. dollars of TRY 1,110.7 million, TRY 1,067.2 million and TRY 551.4 million respectively, primarily consisting of trade payables, payables to merchants and due to related parties and short term provisions. The variety of currencies that we work with may increase if and when HepsiGlobal expands its cross-border operations.

As of December 31, 2022, if the U.S. dollar had strengthened or weakened by 10% against the Turkish Lira, with all other variables held constant, our loss before income taxes would have been TRY 174.9 million lower or higher, mainly as a result of foreign exchange gains or losses on the translation of U.S. dollar assets and liabilities. We do not currently undertake any currency hedging to manage our exposure in Türkiye to changes in foreign exchange rates. Consequently, any sudden and significant changes in foreign exchange rates may have an adverse impact on our financial condition, revenue and results of operations.

Because we are incorporated in Türkiye, and because we are subject to Turkish accounting rules, we are bound to calculate and declare dividends, if any, in Turkish Lira, which will then be payable in U.S. dollars to the holders of ADSs. The depreciation of Turkish Lira against the U.S. dollar could cause fewer U.S. dollars to be obtained from the conversion of Turkish Lira at any time dividend payments are made to ADS holders.

According to the Central Bank, the Turkish Lira depreciated by 44.1% against the U.S. dollar as of December 31, 2022, 76.8% in 2021 and 23.6% in 2020. Despite lower depreciation and reduced volatility in 2022 and in 2023 through the date of this annual report compared to the high volatility in 2021, negative real interest rates and limited foreign exchange reserves, among other factors, have continued to exert pressure on the Turkish Lira. Any further significant fluctuations in the value of the Turkish Lira relative to U.S. dollars could have a materially adverse effect on consumer demand, our business, and results of operations.

Türkiye is subject to internal and external unrest and the threat of future terrorist acts, which may adversely affect us.

Türkiye is located in a region that has been subject to ongoing political and security concerns. Türkiye has been subject to a number of terrorist attacks, resulting in a number of fatalities and casualties. Such incidents have had, and could continue to have, a material adverse effect on the Turkish economy. This, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Türkiye has been subject to a number of bombings, including in tourist-focused centers in Istanbul and the city center in Ankara, including most recently an incident in Istanbul in November 2022, which have resulted in a number of fatalities. Such incidents may continue to occur periodically. Such internal and external unrest and the threat of future terrorist acts may lead to reductions in purchasing power of our customers, consumer confidence, consumer spending, general demand for e-commerce goods and services, display advertising and marketing spending of our advertisers and, therefore, also a reduction in demand for our products and services, which would have a material adverse effect on our business and results of operations.

Conflict and uncertainty in neighboring and nearby countries may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Türkiye is located in a region that has been subject to ongoing political and security concerns. Political uncertainty in and tensions regarding certain neighboring and nearby countries has from time to time had an impact on the political and economic environment in Türkiye and may affect investors’ perceptions of the risks of investing in the securities of Turkish companies. Any material adverse impact on the Turkish economy or political stability as a result of deteriorations of Türkiye’s international relations, especially resulting from the events which affect Türkiye’s relationship with the countries or regions described below, could result in a reduction in the purchasing power of our customers, consumer confidence, consumer spending, general demand for e-commerce goods and services, display advertising and marketing spending of our advertisers and, therefore, also a reduction in demand for our products and services, which would have a material adverse effect on our business and results of operations.

Risks from events affecting Türkiye’s relationship with Syria and Iraq.

The impact on Türkiye of political instability in the Middle East is exemplified by the internal conflict in the region. Türkiye has conducted a number of cross-border operations in Iraq and Syria targeting organizations deemed to be terrorist organizations in order to prevent terrorist activities against Türkiye. Given the continuing hostilities in Syria and the number of parties involved, it is very difficult to predict the impact of the continuing tensions on the geopolitical stability in the broader region, including Türkiye.

Risks from events affecting Türkiye’s relationship with Russia and Ukraine.

Russia has become one of Türkiye’s most important trading partners and is the largest supplier of natural gas to Türkiye. Tourism from Russia to Türkiye constitutes another important aspect of Türkiye’s relationship with Russia. Türkiye also has important relations with Ukraine, a significant tourism and trading partner. On February 24, 2022, Russia commenced a full scale military invasion of Ukraine. Türkiye publicly opposed the Russian invasion and subsequently acted as a host to peace negotiations between Ukraine and Russia, and helped broker a deal between the two countries to allow maritime grain shipments from Ukraine. Türkiye’s position as a NATO member and a host to negotiations between Ukrainian and Russian negotiators may materially affect Türkiye’s global diplomatic position as well as its economic and financial condition.

Following the invasion of Ukraine, the United States, the EU, Canada, Japan and Australia have imposed sanctions on Russia, select Russian companies and select Russian nationals. Following these sanctions, thousands of Russians and Ukrainians have fled to Türkiye to stay, invest, and hold assets because Türkiye has not imposed any sanctions on Russia except for the closure of the Bosporus and Dardanelles straits to warships. Türkiye may reconsider its current sanction-free policy in light of international pressure and any further sanctions that may be imposed by the aforementioned countries, which in turn would require Türkiye to impose sanctions on Russia. If Türkiye were to impose such sanctions, they may have a material adverse effect on Türkiye’s economy and financial condition due to Türkiye’s significant trade, natural gas supply and tourism relationships with Russia. Sanctioning countries including the United States. and the EU may take measures against Türkiye if it fails to impose sanctions on Russia, which may inflict a material adverse effect on Türkiye’s economy. Heightened tensions, if any, between Türkiye and Russia, or Ukraine, or the sanctioning countries such as the U.S. could materially negatively affect global macroeconomic conditions and the Turkish economy, which would have a material adverse effect on our business and results of operations.

Risks from events affecting Türkiye’s relationship with the EU.

In recent years, several important natural gas reserves have been discovered in the eastern Mediterranean , where Türkiye has also been engaging in exploration activities.

The EU and Türkiye have supported conflicting claims to the gas in these waters. On November 11, 2019, the EU adopted a framework for imposing sanctions on individuals or entities responsible for, or involved in, drilling and exploration activities. In October 2020, both France and Greece asked the EU to consider suspending the bloc’s customs union agreement with Türkiye. Any decision by the EU to abolish the customs union with Türkiye, end Türkiye’s EU accession bid or impose additional sanctions on Türkiye might cause a deterioration of the relationship between Türkiye and the EU, impede Türkiye’s access to EU funding and have a material adverse impact on Türkiye’s economy. These actions could also increase duties for cross-border sales and therefore increase the effective price of products imported from, or exported to, the EU, including products sold on our platform, such as those imported (or, once outbound services are launched, exported) through HepsiGlobal.

Risks from events affecting Türkiye’s relationship with the United States.

The relationship between the United States and Türkiye has been strained by recent developments in the Turkish region, and also by Türkiye’s agreement to acquire an air and missile defense system from Russia in December 2017. In response to these events, the United States Congress has considered potential sanctions against Türkiye. In December 2020, the United States imposed sanctions that targeted the Presidency of Defense Industries (SSB) of Türkiye, its chairman and three other employees.

Moreover, certain legal proceedings in the United States against Turkish individuals and entities may impact Türkiye’s relationship with the United States. In 2018, a New York federal court found a former executive at Türkiye’s majority state-owned bank Türkiye Halk Bankası A.Ş. guilty on charges that included bank fraud and conspiracies to evade U.S. sanctions against Iran and sentenced him to prison. He was released in July 2019, but the U.S. Department of Justice brought similar allegations against Türkiye Halk Bankası A.Ş., which are ongoing as of the date of this annual report. As of the date of this annual report, the final outcome in relation to the judicial process, or whether any sanction, fine or penalty will be imposed by the Office of Foreign Assets Control (“OFAC”) or any other U.S. regulatory body on Türkiye Halk Bankası A.Ş. or any other Turkish bank or person in connection with those matters, as well as the possible reaction of the Turkish Government or the financial markets to any such events, is unknown.

Actual or perceived political instability in Türkiye, escalating diplomatic and political tensions with the United States or other countries, and/or other political circumstances could have a material adverse effect on the Group’s business, financial condition or results of operations or on the market price of the ADSs.

Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.

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

According to Turkstat, the annual rate of change in the consumer price index was at 64.3% in December 2022 after having peaked at 85.5% in October 2022, as a result of the base effect. (See “—As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs”). Türkiye had a current account deficit of USD 48.8 billion in 2022, an increase from USD 7.2 billion in 2021 and USD 31.9 billion in 2020. (See “—Türkiye’s economy has been facing risks related to its current account deficit, which could have a material adverse effect on our business and results of operations.”).

In March 2019, the United States announced that imports from Türkiye would no longer be eligible for tariff relief under the “Generalized System of Preferences” program, which seeks to promote economic growth in countries identified as developing countries. The United States cited Türkiye’s rapid economic development since its entry into the program and that it thus no longer qualified to benefit from these tariff preferences. Regulatory changes such as these reflect increasing challenges faced by some exporters, which might have a material adverse effect on Türkiye’s economy and/or the financial condition or one or more industries within Türkiye.

The Turkish Treasury and Finance Minister announces GDP growth estimates and inflation rate with a 3-year horizon on an annual basis. There can be no assurance that those targets indicated will be reached, that the Turkish government will continue to implement its current and proposed economic and fiscal policies successfully or that the economic growth achieved in recent years will continue considering external and internal circumstances, including the Central Bank’s efforts to curtail inflation and simplify monetary policy while maintaining a lower funding rate, the current account deficit and macroeconomic and political factors, such as changes in oil prices and uncertainty related with conflicts in Iraq and Syria (See “— Conflict and uncertainty in neighboring and nearby countries may have a material adverse effect on the Group’s business, financial condition, results of operations or prospects.”) and political developments in Türkiye (see “— Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.”). Any of these developments might cause Türkiye’s economy to experience macroeconomic imbalances, which might impair our business strategies and/or have a material adverse effect on our business, financial condition and/or results of operations.

Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.

In 2007, Türkiye enacted a law setting forth obligations and liabilities of content, access and hosting providers as well as certain requirements specific to online content (the “Internet Law”). A number of laws and regulations impacting e-commerce and digital businesses in Türkiye have been enacted since 2007, including amendments to the Internet Law, the E-Commerce Law (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”), various laws to protect personal data and laws on electronic payments, among others. However, unlike in the United States, little case law exists around the Internet Law and E-Commerce Law and existing jurisprudence has not been consistent and may not reflect the latest amendments or additional legislation. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This allows for legal uncertainty and could set adverse precedents, which individually or in the aggregate could have a material adverse effect on our business, results of operations and financial condition. In addition, legal uncertainty may negatively affect our customers’ perception and use of our services.

In 2022, significant amendments were made to the E-Commerce Law, and the E-Commerce Regulation was adopted, which introduced new obligations for electronic commerce intermediary service providers and electronic commerce service providers, such as Hepsiburada, with the aim of preventing unfair competition, a harmful competitive environment and monopolistic commercial practices in the Turkish e-commerce market. We are required to comply with certain obligations set forth in the E-Commerce Law and the E-Commerce Regulation and may face administrative fines in case of any violations. See Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”.

The E-Commerce Law and the E-Commerce Regulation provide for different obligations depending on the annual Net Transaction Volume and number of transactions pertaining to electronic commerce intermediary service providers and electronic commerce service providers. Depending on our annual Net Transaction Volume and number of transactions, the scope of our obligations under the E-Commerce Law and the E-Commerce Regulation may be subject to change, which may materially affect our business.

The provisions of the amendments to the E-Commerce Law and the E-Commerce Regulation that are most likely to be directly relevant to the Company include the following:

●	limits on the total amount of advertising and marketing expenditures and customer discounts with the goal to prevent e-commerce platforms from gaining an asymmetric market share through excessive discounts and excessive marketing by using disproportionate economic power. This provision went into effect on January 1, 2023. Currently, we are not subject to any restrictions with respect to advertisement and discount budgets as our Net Transaction Volume does not exceed TRY 45 billion. If our Net Transaction Volume exceeds this threshold and we become subject to advertisement and discount budget restrictions in the upcoming years, we may have to limit our advertisement and discount expenditures, which could directly or indirectly have an adverse impact on our business.

●	restrictions on engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing activities within a platform and the provision of last-mile delivery services to third parties. This provision goes into effect on January 1, 2024. At this time, similarly to the above, we do not expect to be subject to restrictions concerning the provision of payments and financial services and last-mile delivery services to third parties as the restrictions apply only to companies whose Net Transaction Volume exceeds TRY 90 billion. However, it is expected that the applicable threshold will be adjusted next year, and our Net Transaction Volume will need to be assessed when the provision goes into effect.
●	a ban on the sale of private label products for all e-commerce companies. This provision goes into effect January 1, 2024. Although this ban will require us to discontinue our private label business in its current form, we are reviewing alternatives and do not, in any event, expect this to have a material adverse effect on our results of operations given the immaterial contribution of the private label business to our revenues.
●	a prohibition on unfair commercial practices in electronic commerce. Examples of unfair commercial practices under the E-Commerce Law include failing to make payment to the seller within the time specified in the E-Commerce Law, forcing the seller to sell goods or services with special offers, failing to determine the conditions of the commercial relationship with the seller through an intermediation contract and/or making unilateral amendments to such contract to the detriment of the seller, charging a fee from the seller when no service is provided or the type of service provided and the amount/rate of the service fee is not specified in the intermediation contract and, suspending or terminating the service provided to the seller in the absence of any objective criteria in the intermediation contract. In addition, Article 11(6) of the E-Commerce Regulation lists additional practices which would only constitute unfair commercial practices for large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). These provisions went into effect on January 1, 2023. We believe that our practices are currently in compliance with these provisions. In the future, in case of amendments to these provisions or emergence of certain common practices in the market as a result of application of these provisions or due to the decisions of judicial or regulatory authorities regarding these regulations or their interpretation, we may need to adjust our operations.
●	a requirement to include mandatory elements of intermediation contracts concluded between electronic commerce intermediary service providers and electronic commerce service providers. The E-Commerce Regulation provides for additional mandatory elements for the intermediation contracts of medium, large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). These provisions went into effect on January 1, 2023. The relevant provisions of intermediation contracts concluded before January 1, 2023 that are not amended to comply with the E-Commerce Regulation within six months will be invalid. We believe we have made the necessary amendments to our contracts to ensure compliance with these provisions.
●	a new obligation for electronic commerce intermediary service providers operating in Türkiye whose Net Transaction Volume is over TRY 15 billion in a calendar year and the number of transactions (excluding cancellations and returns) is over one hundred thousand, to obtain and annually renew an e-commerce license upon payment of a license fee. The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Volume derived from within Türkiye for the prior calendar year such that the effective license fee applied would be the sum of progressively higher proportions of the electronic commerce intermediary service provider’s Net Transaction Volume exceeding the thresholds specified in the E-Commerce Law. Where the Net Transaction Volume is between TRY 15 billion and TRY 30 billion, the license fee is calculated as the three per ten thousand of the amount exceeding TRY 15 billion. In case Net Transaction Volume is between TRY 30 billion and TRY 45 billion, the license fee is the sum of the above amount, plus five per thousand of the part exceeding TRY 30 billion. This provision goes into effect January 1, 2025. In line with the above, if our Net Transaction Volume stays above TRY 15 billion and the number of our transactions (excluding cancellations and returns) stays over one hundred thousand until January 1, 2025, we will be subject to the obligation to obtain an e-commerce license and pay the relevant license fee. The license fee will materially increase if our Net Transaction Volume passes the threshold of TRY 45 billion.

In September 2022, the Turkish opposition party appealed to the Constitutional Court for the cancellation of certain provisions of the E-Commerce Law. As of the date of this annual report, the case remains pending before the Constitutional Court.

Under Article 4 of the Tax Procedure Law General Communiqué No. 538 published in the Official Gazette on May 31, 2022, as a hosting service provider and intermediary service provider, we became subject to an obligation to provide continuous information to the Turkish Revenue Administration for tax purposes. This information may include web addresses where the service is provided, name, ID/tax number and workplace address of service receivers, amount and date of each collection or sale transaction, and bank account information regarding payments made to service receivers. We may be subject to penalties under Tax Procedure Law if we fail to comply with this reporting obligation.

In the future, the Company may face more stringent restrictions and higher compliance costs if we grow at a faster pace, which could have a material adverse effect on our competitiveness and on our business, financial condition and/or results of operations. For more detail on regulatory changes, see Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”.

Risks Relating to Ownership of our ADSs

Our Founder and chairwoman has significant influence and voting control and, as a principal shareholder, her interests might conflict with or differ from your interests as a shareholder.

As of December 31, 2022, our Founder beneficially owned all of our issued Class A shares and 10.4% of our Class B ordinary shares, representing 71.1% of the voting power of all of our Class A shares and Class B ordinary shares when considered together as a single class. As a result, our Founder has a continuing ability to effectively control our affairs, including with respect to the nomination and election of directors, payment of dividends and consummation of significant corporate transactions.

In certain circumstances, the interests of our Founder may conflict with the interests of other shareholders, including interests of the holders of the ADSs. In addition, this concentration of ownership may negatively affect the market price of the ADSs by, among other things, as a result of any action:

●	delaying, defending or preventing a change of control, even at a per-share price that is in excess of the then-current price of the ADSs;
●	impeding a merger, consolidation, takeover or other business combination involving us, even at a per- share price that is in excess of the then-current price of the ADSs;
●	forcing a merger, consolidation, takeover or other business combination involving us that increases the amount of indebtedness or outstanding ordinary shares, or the sale of revenue-generating assets; or
●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per-share price that is in excess of the then-current price of the ADSs.

The dual class structure of our ordinary shares concentrates voting control with certain shareholders, in particular our Founder, which limits your ability to influence corporate matters.

Our Class A shares have fifteen votes per share and our Class B ordinary shares have one vote per share. As of December 31, 2022, our Founder beneficially owned all of our issued Class A shares and 10.4% of our issued Class B ordinary shares, representing 71.1% of the voting power of all of our Class A shares and Class B ordinary shares when considered together as a single class.

Because of the fifteen-to-one voting ratio between our Class A and Class B ordinary shares, holders of our Class A shares (the “Class A Shareholders”), which, as of December 31, 2022, only includes our Founder, will continue to control a majority of the combined voting power of our ordinary shares, and therefore will have the ability to control the management and affairs of our company and materially all matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or its assets, so long as the Class A Shareholders hold the majority of the voting rights at any general assembly of shareholders. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and certain other requirements of the Sarbanes-Oxley Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. We would cease to be a foreign private issuer at such time if (i) more than 50% of our outstanding voting securities are held by U.S. residents and (ii) any of the following three circumstances applies: (1) the majority of our executive officers or members of our board of directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States. If we lose our foreign private issuer status on that date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2024, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

We intend to continue to rely on these and other exemptions described in more detail under Item 16G. “Corporate Governance.” We may in the future elect to follow home country practices in Türkiye with regard to other matters. Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

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

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1,235 million; (ii) the last day of the fiscal year during which the fifth anniversary of the date of the IPO occurs, being December 31, 2026; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ADSs that are held by nonaffiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we will be required to comply with additional disclosure and accounting requirements. In addition, management time and attention, as well as the engagement of our auditors and/or other consultants, will be required in order for us to prepare to comply with the increased disclosure and accounting standards required of companies who are not emerging growth companies, most notably compliance with Section 404 of the Sarbanes-Oxley Act and related auditor attestation requirements.

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

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for such securities. The trading price of our ADSs has been and may continue to be volatile and subject to wide price fluctuations in response to various factors, including:

●	the overall performance of the equity markets;
●	issuance of new or changed securities analysts’ reports or recommendations;
●	negative market perception of our performance as compared to our competitors;
●	additions or departures of key personnel;

●	sale of our ADSs by us or our principal shareholders;
●	litigation and regulatory allegations or proceedings that involve us or our subsidiaries;
●	general economic and geo-political conditions, both globally and in Türkiye;
●	ongoing or future occurrences of natural disasters, epidemics, other catastrophic events, including acts of war;
●	changes in interest rates; and
●	availability of capital.

These and other factors might cause the market price of our ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our ADSs could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. For example, we were named as a defendant in certain purported shareholder class action lawsuits, which have been settled, subject to court approval. See Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”. We may be involved in future litigation which may have a material adverse effect on our financial condition and results of operations.

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

Dividends paid to holders of the ADSs who are not tax resident in Türkiye will be subject to a 10% withholding tax.

Dividends payable by a joint stock company that has its legal and/or business center in Türkiye to shareholders (both individual and corporate) who are not tax residents of Türkiye (i.e., non residents), and who do not have a permanent establishment constituted in Türkiye through a permanent representative or place of business therein are subject to a 10% withholding tax to be deducted by the Turkish corporation from the gross amount of dividend distribution to its shareholders. Dividends distributed to a legal entity in Türkiye (which should be already registered for corporate tax in Türkiye) are exempt from such withholding tax. There is a presumption that ADSs representing our Class B ordinary shares are being held by non-resident holders that do not have a taxable presence in Türkiye such as a permanent establishment constituted through a representative or place of business therein. Therefore, any dividends that we may decide to distribute in the future in respect of the ADSs will be subject to this 10% withholding tax based on the corresponding gross amount of distribution, which could adversely affect the value of your investment. Türkiye’s tax treaties with different countries may provide reduced dividend withholding taxes such as 5%; however such reduced tax rates are not usually applicable to portfolio type investments because of minimum shareholding ratio requirements stipulated in most of Türkiye’s tax treaties. Therefore, the final withholding tax burden for ADS holders should be determined by considering their tax residency status as well as other conditions in the respective tax treaties. See Item 10.E. “Additional Information—Taxation—Material Türkiye Tax Considerations.”

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Türkiye based on United States or other foreign laws against us and our management.

We are incorporated and conduct a substantial portion of our business and have substantial assets located in Türkiye. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal or state securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States. The liability of our directors and executives towards us and our shareholders will be governed by Turkish laws as well as the shareholding rights of investors before the Turkish courts. Further, it is unclear whether an original lawsuit against us or our directors or executive officers based on U.S. federal or state securities laws can be enforced in Turkish courts. Moreover, Türkiye does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts. Therefore, even if a judgment were obtained against us or our management for matters arising under U.S. federal or state securities laws or other applicable U.S. federal or state law, it may not be possible to enforce such a judgment in Türkiye.

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

We are a Turkish joint stock company. Our corporate affairs are governed by our articles of association and by the Turkish Commercial Code No. 6102, (the “TCC”). The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. See Item 16G. “Corporate Governance.” The rights of our shareholders and the fiduciary responsibilities of our directors under Turkish law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Türkiye has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as the State of Delaware, have more fulsome and judicially interpreted bodies of corporate law than Türkiye. For example, we are not aware of any reported class actions having been brought in Turkish courts. Such actions are ordinarily available in respect of United States corporations in United States courts. As a result, the holders of our ADSs could face different considerations in and have more difficulty protecting their interests in actions against our management, directors or controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our own interests may be limited if we are harmed in a manner that would otherwise give rise to jurisdiction in a United States federal or state court.

We may grant share based compensation to our management and employees, which may cause your interest in the Company to be diluted and our employees’ interests to become excessively tied to the trading price of our ADSs.

From time to time, we have and expect to continue to grant share-based compensation to our management and employees. We may introduce new share option plans for our senior management and employees in order to increase their efficiency, align their interests with the interests of our shareholders and retain executives who commit to long-term earnings and short-term performance. If our shareholders or board of directors approve the issuance of new share option plans, you may be diluted in the event that the exercise price under such share option plan is lower than the trading price of our ordinary shares. In addition, new share option plans may cause the interests of our management to become excessively tied to the trading price of our ordinary shares, which may have an adverse impact on our business and financial condition.

On April 24, 2023, the board of directors adopted revisions to our Incentive Plan (as defined under Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan”) pursuant to which grants may be made to a larger pool of Plan Participants (as defined under Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan”). Certain Plan Participants have in the past been granted and will in the future be granted awards of restricted stock units and performance stock units. In the near-term, some Plan Participants will be delivered Class B ordinary shares following the vesting of restricted stock unit and performance stock unit awards that were conditional on meeting specified conditions. For more information about our Incentive Plan, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan.” and Note 27 to our audited consolidated financial statements included elsewhere in this annual report.

We may not maintain our listing on Nasdaq which could limit investors’ ability to make transactions in our ADSs and subject us to additional trading restrictions.

Our ADSs are listed on Nasdaq. We cannot assure you that our ADSs will continue to be listed on Nasdaq in the future. In order to continue listing our ADSs on Nasdaq, we must maintain certain financial, distribution and share price levels, including that our ADSs cannot have a bid price of less than US$1.00. In 2022, the trading price of our ADSs ranged from US$0.59 to US$2.81 per ADS. On July 22, 2022, on November 3, 2022, and on March 22, 2023, we received written notices from the Listing Qualifications Department of Nasdaq indicating that the bid price for our ADSs had closed below the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the “Listing Rules”) for 30 consecutive trading days. Pursuant to Listing Rule 5810(c)(3)(A), we had 180 calendar days from the date of this notice, or January 18, 2023, May 2, 2023, and September 18, 2023, respectively, to regain compliance (by achieving the minimum bid requirement for 10 consecutive trading days), during which time the ADSs would continue to trade on the Nasdaq Global Select Market. We regained compliance with the minimum bid requirement on August 17, 2022, January 31, 2023, and April 6, 2023, respectively.

If Nasdaq delists our ADSs from trading on its exchange and we are not able to list our ADSs on another national securities exchange, we expect our ADSs could be quoted on an over-the-counter market. However, if we were to be delisted from the Nasdaq, we could face significant material adverse consequences, including:

●	investors disposing of our ADSs;
●	a limited availability of market quotations for our ADSs;
●	reduced liquidity for our ADSs;
●	reduced availability of information concerning the trading prices and volume of our ADSs;
●	fewer broker-dealers willing to execute trades in our ADSs;
●	a determination that our ADSs represent a “penny stock” which will require brokers trading in our ADSs adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ADSs;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional ADSs or obtain additional financing in the future.

We can provide no assurance that any action taken by us to restore compliance with listing requirements would be sufficient to maintain our listing or allow our ADSs to become listed again, stabilize the market price or improve the liquidity of our ADSs, prevent our ADSs from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If we were no longer listed on Nasdaq, our ADSs may no longer qualify as “covered securities” for the purposes of Section 18(b) of the Securities Act and Rule 146 thereunder. As such, our ADSs would be subject to regulations in each state in which we may offer our securities which would add additional complexity, time and expense to ensure compliance with the applicable state’s securities laws with respect to ADRs being purchased or sold in that state, which may have a material adverse effect on our business, financial condition and/or results of operations. An active, liquid trading market for our ADSs may not be maintained.

ITEM 4. INFORMATION ON THE COMPANY

A.      History and Development of the Company

Corporate Information

We were incorporated in İstanbul, Türkiye as a joint stock company on April 11, 2000 under the Turkish Commercial Code as D-MARKET Elektronik Hizmetler ve Ticaret A.Ş. and we operate primarily under our “Hepsiburada” brand name.

In July 2021, we completed our initial public offering and listed our ADSs on the Nasdaq Global Select Market under the symbol “HEPS.”

Our registered office is located at Kuştepe Mahallesi Mecidiyeköy Yolu Cadde no: 12 Kule 2 K2 Şişli Istanbul, Türkiye. Our telephone number is +90 212 304 20 00. Our corporate website address is https://www.hepsiburada.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report. The SEC maintains a website at www.sec.gov that contains in electronic form, reports and other information that we have filed electronically with the SEC. Our agent for service of process in the United States for U.S. federal security law purposes is Cogency Global Inc. located at 122 East 42nd Street. 18th Floor, New York, NY 10168 and the telephone number at this address is +1 800-221-0102.

Company History and Brand Development

In 2000, Hanzade Vasfiye Doğan Boyner founded our company as a 1P-based e-commerce platform. We grew rapidly by adding new categories of products between 2000 and 2010.

In 2000, we became the first e-commerce platform in Türkiye to collect customers’ reviews, which enabled us to pursue a more customer-oriented approach. Although our story began with a focus on the sale of electronic devices, starting in 2010, we increased our offerings of non-electronics products (still through our 1P-based Direct Sales model) and started widening the range of products we offer by not only introducing new categories such as home textile, cosmetics and gardening, but also by increasing product range in non- electronics categories such as fast moving consumer goods (FMCG), fashion and home and garden. See Item 4.B. “—Business Overview—Our Business.” In the same year, we introduced the first “one click shopping” feature in Türkiye by becoming the first on-site audited and Payment Card Industry Data Security Standard (PCI DSS) certified firm in the Turkish e-commerce market.

At Hepsiburada, we have always followed new trends closely. We identified at an early stage the migration of Internet usage and e-commerce consumption to mobile platforms. In 2011, we launched a mobile application for Hepsiburada for iOS and Android platforms, which were among the first mobile applications in the Turkish e-commerce market.

In 2015, we launched our 3P-based Marketplace and established our fulfillment center in Gebze, Kocaeli, which became the main logistics hub of our operations as well as the first dedicated e-commerce fulfillment center operating 24/7 in Türkiye. Our Gebze fulfillment center has significantly expanded since 2015 to a total area of approximately 85 thousand square meters as of December 31, 2022. Following the launch of our Marketplace, we reached more than 4,000 Active Merchants in 2016. In order to maintain and improve the quality of our services and infrastructure, we established our first licensed technology research and development center, which became operational in 2017.

In 2017, we also launched HepsiJet, our own delivery service, after noticing the need to provide efficient, fast and reliable delivery services to our customers. From the outset, HepsiJet was established as a dedicated delivery service for e-commerce customers, which was one of the market firsts in Türkiye. With the launch of HepsiJet, we began providing last-mile delivery services (inclusive of scheduled same day and next day delivery). In the same year, Hepsiburada took leading steps in the Turkish e-commerce market to establish Türkiye’s first scalable customer financing services followed in 2018 by merchant and supplier financing services provided by an e-commerce platform. Along with these initiatives, in order to strengthen the place of women in business, Hepsiburada initiated the Women Entrepreneurs Program, through which we offer our experience and technology infrastructure to the service of women entrepreneurs by collaborating with non-governmental organizations to strengthen the standing of women in business.

In 2018, we achieved in-house product search capability on our online platform. In the same year, to further our vision of expanding the e-commerce market, we launched our “click & collect” services enabling our customers to collect purchases from the collection points located throughout Türkiye, which was rebranded to “HepsiMat” in 2020.

We launched Hepsiburada Market (formerly known as HepsiExpress) and HepsiGlobal (only for inbound sales, i.e., from other countries into Türkiye) in 2020. In the same year, we also launched HepsiLojistik while expanding our logistics infrastructure with five new fulfillment centers in the provinces of Ankara, İzmir, Adana, Diyarbakır and Erzurum. In 2020, we also became the first shipment and sourcing partner of Apple products in Türkiye, which enables us to directly source Apple products and sell them on-line to our customers. This strategic partnership was followed by agreements with other leading global and local brands, suppliers and banks.

In 2021, we acquired the requisite travel agency license to launch Hepsiburada Seyahat (formerly known as HepsiFly) and began our efforts to leverage our online platform for enhanced advertisement capabilities by launching HepsiAd. In June 2021, we launched Hepsipay Cüzdanım (Hepsipay Wallet), an embedded digital wallet product on the Hepsiburada platform and also completed expansion of HepsiJet services across the 81 cities in Türkiye. Furthermore, HepsiJet rolled-out its two-man cargo handling service called HepsiJet XL, in 13 cities. As of December 31, 2022, we had seven fulfillment centers.

On July 1, 2021, we became the first-ever Nasdaq-listed Turkish company.

In December 2021, we signed a Share Purchase Agreement to acquire Doruk Finansman, a consumer finance company in Türkiye, to enable us to offer our customers diversified consumer financing solutions matching their needs, enhancing our value proposition by providing financial flexibility. The acquisition closed in February 2022 for a total transaction value of TRY 20 million in nominal terms. In January 2023, the company name of Doruk Finansman was changed to Hepsifinans (original trade name “Hepsi Finansman A.Ş.”).

In February 2022, we launched the first end-to-end digital “Buy-Now-Pay-Later” solution for e-commerce in the Turkish market embedded within Hepsipay Wallet. Additionally, in February 2022, HepsiJet XL completed expansion to all 81 cities in Türkiye.

In April 2022, we became a member of the United Nations Global Compact. By becoming a signatory, Hepsiburada has committed to adopting UNGC principles which outline the basic responsibilities of the global business community to the issues of human rights, labor rights, the environment and anti-corruption, and to aligning the company’s strategy and operations with these principles.

In July 2022, we marked a first-in-the-market by introducing Türkiye’s first new generation smart physical store, Hepsiburada Smart Store. In Hepsiburada Smart Store, all shopping-related transactions are carried out using artificial intelligence, image processing and digital weight sensor technologies for an easy and convenient shopping experience. As of the date of this annual report, Hepsiburada Smart Store remains in its pilot phase.

In July 2022, we also launched our paid subscription service, Hepsiburada Premium, replacing our earlier loyalty club. Hepsiburada Premium subscribers have access to a range of benefits.

As of the date of this annual report, the principal market in which we operate is Türkiye and for the years ended December 31, 2022, 2021 and 2020, respectively, almost all of our revenue was generated from our e-commerce operations performed in Türkiye.

The operations of two subsidiaries, Altıncı Cadde Elektronik Ticaret A.Ş. (“Altıncı Cadde”) and Evimiz Dekorasyon İnternet Hizmetleri ve Danışmanlık Ticaret A.Ş. (“Evimiz”), were ended in 2018 and 2019, respectively, and the two entities were subsequently merged into our wholly owned subsidiary, D-Fast, in August 2021.

Capital Expenditures

Please refer to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Material Cash Requirements—Capital Expenditures” for a description of our capital expenditures. See Item 5. “Operating and Financial Review and Prospects—Key Factors Affecting Our Financial Condition and Results of Operations—Our Ability to Leverage our Growing Scale” and Item 4.B. “Information on the Company—Business Overview—Our Strategy” for principal projects recently developed, in progress and anticipated. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Anticipated Sources of Funds” for our methods of financing.

B.	Business Overview

We believe we are one of the leading commerce platforms in Türkiye and as of December 31, 2022, we connected 55.6 million members, 12.2 million Active Customers and approximately 99.7 thousand Active Merchants. We strive to provide high-quality customer experience by relentlessly focusing on selection, price and delivery:

●	Selection: As of December 31, 2022 we had over 163.6 million SKUs, including variants (color, size, etc.) across 32 different product categories offered through a hybrid model combining a first-party Direct Sales model (1P model) and a third-party Marketplace model (3P model);
●	Price: We seek to provide the best value for our customers by offering products at highly competitive prices; and
●	Delivery: We operate a large, fast and scalable in-house logistics network with robust last-mile delivery capabilities based on a proprietary technology platform.

Founded in 2000, Hepsiburada has been one of the early pioneers of digitalization of commerce in Türkiye and has become a household brand in the country. Our brand, which corresponds to “Everything is Here”, is synonymous with a seamless online shopping experience and benefits from very strong brand awareness, with Hepsiburada scoring 99% for aided brand awareness according to a FutureBright Research Brand Health Report in 2022 commissioned by Hepsiburada. Additionally, our brand had a market leading net promoter score (“NPS”) of 74 for the year ended December 31, 2022, according to the market research conducted by FutureBright on our behalf.

The five pillars of our business culture are:

●	customer-first mentality;
●	entrepreneurial business acumen;
●	meticulous execution;
●	relentless innovation; and
●	social consciousness, diversity and inclusion.

Our aim is for customers of Hepsiburada to come to the platform and be able to do the following:

●	Hepsiburada: Shop a wide range of products online;
●	Hepsiburada Market: Order groceries and essentials on-demand with slotted delivery options in a localized experience through a multi-store model;
●	HepsiGlobal: Discover and purchase products from international merchants online in Türkiye and, in the future, enable customers outside of Türkiye to access products sold by Turkish merchants;
●	Hepsipay: Benefit from Hepsipay Wallet, its BNPL product and other payment solutions, while still accessing payment options, such as debit and credit cards; and
●	Hepsiburada Seyahat: Buy airline tickets online.

We have more than 20 years of e-commerce experience in Türkiye, and our local know-how allows us to better tackle the needs of our community of customers, merchants and suppliers across the country. Our leadership team’s commitment to our vision, mission and culture is one of our main differentiators and is the foundation on which our ecosystem continues to build in order to accelerate digitalization of Turkish commerce. We have grown together with our merchants located across the entire country and have contributed to the local economy and employment. Furthermore, Hepsiburada is one of the few female founded technology companies globally, and we have been actively promoting and empowering women entrepreneurship in Türkiye.

Since the launch of our Marketplace in 2015, Hepsiburada has become a trustworthy partner for merchants in Türkiye by providing access to 55.6 million members and 12.2 million Active Customers (as of December 31, 2022) and comprehensive end-to-end solutions to empower merchants to thrive digitally. In 2022, our 3P-based Marketplace model accounted for approximately 67% of our GMV, following the successful transformation of Hepsiburada from a 1P-based Direct Sales only business to its current hybrid 1P and 3P-based model. Our aim is for Hepsiburada’s merchants to enjoy a seamless set of integrated e-commerce value-added services which include:

●	HepsiLojistik: Fulfillment options across Türkiye;
●	HepsiJet: Last-mile delivery services including oversized products delivery under HepsiJet XL brand; and
●	HepsiAd: Advertising service and data driven insights.

We believe powerful network effects are created by our leading brand, hybrid commerce model rooted in a unified 1P and 3P-based catalogue, and strong customer and merchant value propositions. Our expanding selection of products and services, as well as price competitiveness, has allowed us to attract a growing Active Customer base of 12.2 million in 2022, compared to 11.3 million in 2021 and 9.0 million in 2020, and increase the frequency of orders on our platform to 6.6 in 2022, up from 4.7 in 2021 and 3.9 in 2020, which in turn draws more merchants and further enhances our customer value proposition. In addition, our proprietary data and insights collected over more than 20 years enable us to understand the needs of our customers and merchants and help us develop new services, expand into new verticals, and continuously innovate and strengthen our value proposition, reinforcing the network effect.

Our large, fast and scalable logistics network has been critical to our success and we have been continuously focusing on improving our logistics capabilities and offerings. We have a robust operational footprint enabling fast delivery and merchant integration. As of December 2022, we operate:

●	a nationwide infrastructure including seven fulfillment centers in strategic locations that encompass a total area of more than 143 thousand square meters;
●	one of the fastest growing logistics companies in Türkiye, HepsiJet, with an on-time delivery performance of 91.6% in 2022, operating in 81 cities with 192 cross-docks; and
●	a pick-up & drop-off (PUDO) network through HepsiMat, with 3,333 parcel lockers and pick-up points in partnership with gas stations, distributor networks of other retailers and service points of other delivery companies.

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

Our revenues increased by 6.8% to TRY 16.1 billion in the year ended December 31, 2022 from TRY 15.0 billion in the year ended December 31, 2021 and our total GMV increased by 3.8% to TRY 53.9 billion in the year ended December 31, 2022 from TRY 52.0 billion in the year ended December 31, 2021 in an environment with an average inflation of 72%, fueled by increased order frequency, greater customer loyalty and an expanding pool of Active Customers of 12.2 million as of December 31, 2022, up from 11.3 million as of December 31, 2021 with a compound annual growth rate (“CAGR”) of 16.2% from 2020 to 2022. For the year ended December 31, 2022 our net loss increased by 43.9% to TRY 2,907.5 million from TRY 2,021.0 million for the year ended December 31, 2021. We had Free Cash Flow of negative TRY 416.0 million, negative TRY 417.5 million and TRY 852.5 million for fiscal years 2022, 2021 and 2020, respectively.

Industry Overview

The Turkish e-commerce market has developed over the last twenty-five years with the adoption of online sales channels by traditional brick-and-mortar merchants, the establishment of new local e-commerce businesses, and the entrance of global e-commerce companies through organic growth or acquisitions. According to the most recent information published by the Turkish Ministry of Trade through the Electronic Commerce Information System, ETBİS, the e-commerce sector accounted for 18.6% of total retail in Türkiye as of 2022. The size of the e-commerce market in Türkiye increased by 109% in 2022 compared to 2021 and reached TRY 800.7 billion in nominal terms. In particular, the online retail market grew by 96%, attaining a market size of TRY458 billion. The growth of the e-commerce sector in Türkiye in 2022 was mainly attributable to: (i) an increase in the number of orders by 43% to 4,787 million in 2022 from 3,347 million in 2021, (ii) a 67% increase in the average order value to TRY 167 in 2022 from TRY 100 in 2021 for all payments in nominal terms, (iii) a 50% increase in average order value to TRY 273 in 2022 from TRY 182 in 2021 for credit card payments in nominal terms, and (iv) an increase in the percentage of women purchasing goods through online marketplaces to 58% in 2022 from 48% in 2021.

The strong historical and projected growth of the e-commerce sector in Türkiye is underpinned by: (1) a nationwide internet infrastructure with 85% internet penetration among the population between the ages of 16 and 74 in 2022, according to Turkstat, (2) high credit and debit card usage with 117% credit card penetration and 198% debit card penetration in 2022 according to BKM (where penetration is calculated by dividing the number of credit and debit cards, respectively, by the population of Türkiye) (3) well-established logistics infrastructure with high quality highways, railway networks, airports and seaports enabling nationwide delivery of orders, (4) an increase in the penetration rate of home internet access to 94.1% in 2022 from 92% in 2021, and (5) an increase in individuals purchasing or ordering goods or services for private use online to 46.2% in 2022 from 44.3% in 2021, according to Information and Communication Technologies Authority, ICTA.

Hepsiburada was among the first e-commerce businesses in Türkiye, starting operations in 2000. Since then, in the Company’s estimate, Hepsiburada has grown to become one of the leading players in the market, while its competitors either adopted alternative business models or were acquired. For example, Gittigidiyor was launched in 2001 and was subsequently acquired by eBay in 2011.

Hepsiburada’s main e-commerce competitors in Türkiye include Trendyol, N11 and Amazon. Trendyol was founded in 2010, initially as an online fashion web-store, but after Alibaba acquired a majority stake in the company in 2018, it has increasingly focused on expanding its product offering across a broader set of categories. In August 2021, Trendyol completed a round of fundraising activity. N11 (partially owned by SK Group) has operated a competing marketplace business model since its launch in 2012. In 2022, Getir, a Türkiye-based quick delivery player, became a shareholder of N11. Also in 2022, eBay shut down its Gittigidiyor operations in Türkiye. Amazon entered the Turkish market in 2018 and remains focused on implementing its global model. There are also several small-sized marketplaces such as Pasaj (of Turkcell), Her Şey Yanımda (of Vodafone) and Pazarama (of İşbank) serving the Turkish e-commerce retail market. The majority of the Turkish retail market, however, remains offline, which means that we continue to compete with offline retailers and omni-channel retailers for business.

The competitive landscape in the financial services sector in Türkiye is fragmented. Different companies are specialized in payments services, consumer financing, digital banking etc. While banks in the market are strategic partners for both Hepsiburada and Hepsipay, they also are competitors to Hepsipay and Hepsifinans with different capacities. Direct competitors to Hepsipay include wallet solutions of large banks (such as GarantiPay, WorldPay, Jüzdan), of telecom operators (such as Paycell, Vodafone Pay, TT Ödeme), solutions by payments companies (such as İyzico, Papara, Param), and direct payments with credit cards or debit cards. Most specialized consumer finance companies in the market focus on auto loans, so Hepsifinans primarily competes with banks in the financial services sector. However, there are emerging competitors such as Kredim that focus purely on point of sale lending other than auto loans.

Our Strategy

At Hepsiburada, our vision is to lead the digitalization of commerce and our mission is to be the reliable, innovative, sincere companion in people’s daily lives whereby each member of our community feels ‘I’m so happy to have Hepsiburada’.

To achieve this, in 2023 and onwards, we aim to pursue a strategic plan built on the following four key priorities: a) nurturing loyalty, b) capitalizing on clear differentiation with affordability and lending solutions as well as high service levels on the platform and superior delivery services, c) promoting profitability by focusing on core operations, growth in non-electronics categories and a step change in operating expenses and d) offering payment, lending and last-mile delivery services to third parties. The discussion below elaborates on each of these priorities.

Nurturing loyalty

Our priority is to nurture customer loyalty within our core commerce operations. Central to this priority is our loyalty program, Hepsiburada Premium, given the higher frequency use of its members. Launched in July 2022, the program offers a wide range of benefits including free delivery, cashback, and free access to an on-demand streaming service in exchange for a fixed monthly fee. See “—Customers —Hepsiburada Premium”. Hepsiburada Premium members tend to shop more often on our platform. In December 2022, Hepsiburada Premium monthly order frequency was 1.7 times the frequency those customers had generated before joining the program. One of our targets is to expand this base of Hepsiburada Premium members throughout 2023. These members numbered 840,000 as of March 15, 2023. Our aim is to provide an exceptional customer experience on our platform that will keep our customers coming back.

Capitalizing on our clear differentiation with affordability and lending solutions as well as high service levels on the platform and superior delivery services

We are focused on leveraging our sustainable differentiators within our core commerce operations to remain ahead of the competition. These differentiators include our ability to offer a range of payment services and solutions such as payment with multiple credit cards, installment payments, instant shopping loans, and buy-now-pay-later services with Hepsipay. We believe these options provide our customers greater flexibility and convenience. As of December 31, 2022, we were the only e-commerce player in Türkiye with a payment services license to offer buy-now-pay-later services. Additionally, our last-mile delivery services through HepsiJet, enable us to provide our customers fast and reliable delivery across our extensive network of 81 cities, and with nearly 2,400 carriers. By focusing on these sustainable differentiators, we aim to deliver a high quality customer service to our customers, thereby maintaining our competitive edge in the market.

Promoting profitability by focusing on core operations

Another key focus is the promotion of profitability through a prioritized approach to core commercial operations in parallel with a considerable reduction in operational expenses (opex) as a percentage of GMV. In order to generate growth in our core platform operations, our approach is to increase our wallet share of the retail sector in Türkiye. In doing so, we have a particular focus on increasing our sales in non-electronic categories. In terms of operating expenses, we aim to adopt a Company-wide frugal approach, including for our subsidiaries. Our plan also includes automating several business processes and actions to optimize our operations, which is also expected to contribute to higher efficiency. We will consider stepping back from any business as we analyze its contribution to our overall performance should we consider it dilutive of our profitability target levels. Meanwhile, we believe a continued investment in our platform technology, particularly in search and navigation capabilities, as well as our merchant app will remain essential to improving our service level. Overall, our focus on improving profitability through core commercial operations and reducing operational expenses is designed to promote the long-term sustainability and success of our business.

Offering payment, lending and last-mile services to third parties

We believe we can offer our payment services, lending solutions, and last-mile delivery services to other retailers. This priority is based on the potential for us to leverage the assets of Hepsipay and HepsiJet and increase their revenue contribution to our group. Externalizing these services is expected to facilitate economies of scale and improved operational efficiency, as well as establishing market share in new businesses and advancing the digitalization of commerce in Türkiye. Through Hepsipay and Hepsifinans, our aim is to be able to serve the overall e-commerce industry in Türkiye and equip retailers with convenient payment methods and attractive affordability solutions, thereby creating incremental sales for them. We intend to test such services including one-click payment and easy check-out, our Buy-Now-Pay-Later solution, and consumer loan offerings on our platform to ensure their quality before extending them to third parties. Through HepsiJet, we aim to serve the overall e-commerce industry in Türkiye with high quality last-mile delivery services and a two-man handling delivery service for oversized products.

Overall, we believe that executing on these priorities will facilitate further sustainable growth, drive margin improvement, and lead us into profitability. And as we execute, we intend to remain flexible enough to take any action required in response to macroeconomic volatility or change in market conditions.

Our Business

We operate on a hybrid business model which combines 3P and 1P models. Our core business, sales of products on our online platform, is primarily run on the “3P” or “third-party” model marketplace (the “Marketplace”) that we launched in late 2015 (see “—Marketplace”). Alongside the Marketplace, we list and sell products on our platform where “Hepsiburada” is the seller also known as “1P” or “first party” model, where suppliers (vendors) directly sell products to us on a wholesale basis, and we then store and sell such products to customers (“Direct Sales”) (see “—Direct Sales”). For the year ended December 31, 2022, we generated TRY 53.9 billion GMV of which 3P accounted for approximately 67%. For the year ended December 31, 2022, we generated a total of TRY 16.1 billion in revenue, up from TRY 15.0 billion and TRY 15.2 billion for the years ended December 31, 2021 and 2020, respectively. Of our total revenues for the year ended December 31, 2022, TRY 12.6 billion (78.3% of total revenue) were derived from Direct Sales, TRY 1.7 billion (10.6% of total revenue) from Marketplace sales, TRY 1.5 billion (9.3% of total revenue) from delivery services and TRY 295.7 million (1.8% of total revenue) from other services, compared to TRY 12.2 billion and TRY 12.6 billion from Direct Sales, TRY 1.2 billion and TRY 1.4 billion from Marketplace sales, TRY 1.5 billion and TRY 1.1 billion from delivery services and TRY 159.5 million and TRY 59.0  million from other services, in the years ended December 31 2021 and 2020, respectively.

We believe we are one of the leading commerce platforms in Türkiye, with 99% aided brand awareness in 2022 (source: FutureBright Research Brand Health Report). Through our website and shopping app, as of December 31, 2022, we brought together 55.6 million members, 12.2 million Active Customers and approximately 99.7 thousand Active Merchants. In 2022, we had 300 million average monthly visits and as of December 31, 2022, offered a wide selection of over 163.6 million SKUs across 32 different product categories, combining 1P and 3P models. This is all enabled by our logistics network, which is one of the largest, fastest and most reliable in Türkiye supported by in-house last-mile delivery capabilities and a platform built on proprietary technology.

Marketplace

Overview

Our Marketplace enables us to connect users seeking to buy products with merchants offering a wide assortment of products. In our Marketplace, merchants who register on our online platform set up their own stores, list and sell their products. As of December 31, 2022, we had approximately 99.7 thousand Active Merchants operating in our Marketplace. As of December 31, 2022, 2021 and 2020, our Marketplace GMV represented approximately 67%, 68% and 59% of our total GMV, respectively.

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

Merchants

We classify legal entities setting up their own stores, listing their products and selling through our marketplace platform as merchants, and further classify them as Active Merchants as described above. As of December 31, 2022, 2021 and 2020 we had approximately 99.7 thousand, 75.0 thousand and 44.7 thousand Active Merchants, respectively. As of December 31, 2022, of our approximately 99.7 thousand Active Merchants, approximately four thousand were small and medium enterprises (“SMEs”) and the remaining approximately 95.7 thousand Active Merchants were key account merchants. Key account merchants enable us to provide products from top brands at high volumes and quality, while SMEs provide us with product assortment and variety.

Under our merchant agreements, we collect payment from customers on behalf of our merchants, which is then payable by us to our merchants after deducting relevant commissions, fees and other charges within 21 days, on average as of December 31, 2022. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Merchants may also elect to finance the amount payable by using our supplier and merchant financing services to receive payment in a shorter timeframe. See “—Supplier and Merchant Financing.”

Legal entities seeking to set up a storefront in our Marketplace are required to follow a registration process that can be completed directly on our online platform (see “—Merchant Portal and Application”) with their official legal documents. Becoming a merchant on our Marketplace is designed to be as straightforward as possible, without compromising our security, or our standard terms and conditions typically applicable to our merchants as well as know your customer procedures regulated under the E-Commerce Law. Once the merchant’s application process is complete and approved, it can immediately start listing its products on our platform. Our typical engagements with merchants, subject to our standard terms and conditions (which can be negotiated by both parties to the engagement), are for indefinite periods. There is no obligation for a merchant to actually offer and sell products using our platform. Our typical agreements include customary representations and warranties from our merchants. From time to time in the ordinary course of our operations, we may negotiate deviations from, or we may enter into addendums to, our standard agreements with merchants that expand on or amend our standard terms and conditions. In the event that Hepsiburada amends the terms and conditions of the agreement unilaterally, merchants must be notified 15 days prior to the effective date of the amendment. However, if the unilateral amendment requires any technical development or comprises any increase in commission rates and service fees, imposes any penal sanction or causes limitations on, suspension of or cessation of the intermediary service and has any negative impact on the merchant’s rights, the merchants must be notified 30 days prior to the effective date of such amendment.

We may unilaterally suspend a merchant’s account under certain circumstances explicitly stated under the agreement, including when the merchant’s service quality (based on customer feedback and delivery performance) has fallen to a level stipulated under the agreement that warrants suspension, the merchant is in default in respect of its payments to us, or its product listings are found to be misleading or inaccurate. We detect misleading or inaccurate listings through our periodic reviews or receipt of complaints from our customers or trademark/brand owners, as well as through review requests from official authorities. We also examine and evaluate any claims that a merchant is engaged in unlawful or illegal activity or has posted unlawful or illegal content. If it appears that there has been a violation of law or our terms of services we stop the sale and remove the unlawful content or goods and services from our platform. We also have the right to immediately terminate our agreement with any merchant without giving any notice in case of violation of any relevant legislation, including infringements of third-party intellectual property rights and the sale of counterfeit products.

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

We have taken steps to support women entrepreneurs in our Marketplace since 2017, and followed separate procedures, our Technology Empowerment for Women Entrepreneurs program, for legal entities with 51% or more ownership held by women to incentivize and promote participation and success. These incentives include, among others, (i) free online trainings, (ii) free studio shoots for marketing materials, and (iii) discounted rates, digital advertisement support and banner placement on our platform. Since the launch of our Technology Empowerment for Women Entrepreneurs program, we have reached 41,434 woman entrepreneurs from all across Türkiye (as of December 31, 2022) enabling more than 31,534 entities within the program to make sales through our platform. As of December 31, 2022, more than 24 million products had been listed on our platform within this program. Our Technology Empowerment for Women Entrepreneurs program was awarded two national awards (Women Friendly Companies) in 2022. Our “Women Entrepreneurs Breaking Financial Difficulties Project”, which was launched in August 2021 and aims to facilitate easier access to funding alternatives for women entrepreneurs in collaboration with seven major banks in Türkiye, had helped arrange funding totaling over TRY 10 million as of the end of 2022.

We also support our merchants that are non-governmental organizations (NGOs) with benefits including free shipping and a 75% commission discount indefinitely. As of December 31, 2022, we supported 40 of these NGOs.

Following the devastating earthquake disaster of February 2023, we mobilized our resources to various aid efforts, delivering urgent relief supplies to the victims. We plan to continue to support the region with our technology, logistics, and sales and marketing power to get the local economy back on track. On March 6, 2023, we announced the launch of a two-year “Trade and Technology Empowerment for the Earthquake Region” program in order to contribute to the efforts of ensuring sustainable welfare in the earthquake region. With the program we pledge to support around ten thousand SMEs and merchants and over five thousand women entrepreneurs and women’s cooperatives, while boosting the region’s e-commerce and logistics capacity, shifting employment-enhancing services and activities to the region, and providing educational and social support to children and families. This program aims to boost regional GMV generation to TRY 10 billion in total over its duration. We also expect the program to establish e-commerce specialization centers in three cities, enabling the growth and development of the regional e-commerce ecosystem.

In addition to our online platform, Marketplace merchants benefit from our “integrated ecosystem”, which provides the merchants with a wide range of value-added services, namely,

(i)	economical and seamless last-mile delivery (i.e., HepsiJet), see “—Strategic Assets—HepsiJet”;
(ii)	fulfillment solutions (i.e., HepsiLojistik), see “—Complementary Businesses—HepsiLojistik.”;
(iii)	supplier and merchant financing options, see “—Supplier and Merchant Financing”; and
(iv)	advanced targeting and onsite advertisement solutions (i.e., HepsiAd), see “—Complementary Businesses—HepsiAd”.

In addition, merchants in our Marketplace have access to our “Merchant Portal,” which offers automated campaign management, a merchant support center, business intelligence and support, proprietary merchant store management, and online courses features as well as our merchant-specific application, Hepsiburada My Business Partner (formerly named as HepsiPartner). See “—Merchant Portal and Application” below.

Merchant Portal and Application

Our merchant portal is an interface through which our merchants control their listings and pricings, manage orders and sales, manage campaigns, track receivables, and benefit from online training courses on how to use our platform and increase their e-commerce sales (through our training portal, HepsiAkademi). During 2022, over 269 thousand training sessions were completed at HepsiAkademi and we believe those training programs were instrumental in accelerating the integration of our merchants to our platform. Our merchant portal is designed to provide our merchants with a fast and efficient tool to manage their operations on our Marketplace to ensure an improved merchant experience and promote a highly engaged merchant base.

Since 2021, we also have a merchant-specific application called Hepsiburada My Business Partner. With this application, we have enhanced our interaction with our merchants while enabling them to operate more efficiently. Through Hepsiburada My Business Partner, our merchants can view their transaction summary, handle inventory management, participate in our campaigns, respond to customer questions, review their financial summary, connect to customer services and access our training portal.

Direct Sales

We began our operations with 1P model Direct Sales in 2000. As of December 31, 2022, 2021 and 2020, Direct Sales represented 33%, 32% and 41% of our total GMV, respectively.

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

We generally engage cargo companies in Türkiye to provide long-haul transportation of products between our seven fulfillment centers and our 18 sorting (transfer) hubs on an annual basis, which is renewable for further periods. Like all products sold through our Marketplace, products sold through Direct Sales are fulfilled at our fulfillment centers or suppliers’ warehouses and channeled to the relevant sorting hubs. From our seven fulfillment centers, parcels are delivered to customers through our various last-mile delivery channels (i.e., HepsiJet and other cargo firms).

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

Suppliers

In our Direct Sales business, we benefit from long-lasting relationships (i.e., more than three years of business relationship with approximately 53% of our suppliers as of December 31, 2022) that we have built with a wide range of our suppliers, who are either owners or distributors of global and local brands. We source directly from owners or licencees of these brands. These relationships enable us to offer a differentiated selection of products, including private label and exclusive products. We make strategic procurements based on seasonality and competition. In addition, we enjoy direct procurement from key brands such as Apple, Casper, Oppo, Tefal, Rowenta, Eczacıbaşı, Spigen, Delta, Ülker Group, Phillips and Vestel, both for new launches and existing products, enabling us to offer high-demand products through our Direct Sales simultaneously with the original equipment manufacturers as well as the ability to partner to offer value-added services, such as trade-in options for Apple and Samsung products, among others, delivery by appointment for Vestel products and chat support from live agents from over 40 well-known brands, including Colgate-Palmolive, Apple and L’Oréal.

In our Direct Sales business, we aim to maintain a cash generating and profitable inventory of products and use forecasting tools to ensure efficient demand planning.

Supplier and Merchant Financing

We facilitate financing to our merchants (in the case of Marketplace) and suppliers (in the case of Direct Sales) enabling them to optimize their cash flow management. Through our supplier and merchant financing service, merchants and suppliers can collect their receivables on a discounted basis (i.e., reduced to account for commission and interest relating to the service) at a date earlier than their original collection date. To enable this, the suppliers and merchants use our service to access and collect funds equivalent to their receivables (with a discount subtracted), either from us, in which case we coordinate with our partner banks to borrow short-term financing, or directly from one of our partner banks under outstanding lines of credit. Concomitantly, our platform submits the respective suppliers’ or merchants’ invoices to the relevant bank as evidence of receivables. Until the due dates of the supplier/merchant receivables, we either incur a short-term borrowing liability or a trade payable, depending on whether we borrow funds on the supplier’s or merchant’s behalf or such supplier or merchant borrows directly from one of our partner banks, respectively. We then repay the principal amount pertaining to the short-term financing on their original collection date. We generate commission income from merchant and supplier financing transactions. Such commission is embedded in the interest rate that is charged by the bank to the relevant suppliers and/or the merchants. We receive our commission based on the amount of the loan from the banks once the loan is drawn by our suppliers or merchants. The program does not impose any financial risk on the Company’s financial statements. Neither we nor our subsidiaries provide any guarantee to the banks in respect of this supplier and merchant financing. We may choose from time to time to extend or to reduce the volume of this program in parallel with related regulations (see Item 10.D “Exchange Controls”) and/or depending on our net working capital requirements or our future plans.

The phases of merchant financing are illustrated in the graphics below.

Product Assortment

We offer a wide assortment of products on our platform and intend to continue expanding our catalog to strengthen our position as a one-stop shop for all of our customers’ shopping needs. We organize the listings in our Marketplace in what we believe is an intuitive and easy-to-use directory that facilitates browsing and viewing of listings.

For our Direct Sales, our commercial team decides on the content of the Direct Sales inventory based on certain strategic and financial criteria including profitability, ease of procurement, competitiveness, seasonality, consumer demand as well as operational capability.

As of December 31, 2022, there were over 163.6 million SKUs across 32 different product categories grouped under seven major domains on our platform. We categorize our GMV by domains.As of the date of this annual report, listings on our platform cover the following selection domains:

●	Mobile: This domain includes mobile phones.
●	Supermarket: This domain includes fast moving consumer goods (FMCG), health and beauty, pet shop, cosmetics and mother and baby products. Starting from 2023, this category also includes Hepsiburada Market. See “—Hepsiburada Market”
●	Appliances: This domain includes consumer electronics (TV), major domestic appliances (MDA) and small domestic appliances (SDA).
●	Home and Garden: This domain includes home textile, furniture, kitchenware, and home improvement products.
●	Technology: This domain includes computers, camera and automobile accessories and parts.
●	Fashion and Lifestyle: This domain includes apparel, shoes and bags, outdoor wear, sports equipment, watches, accessories, sunglasses, perfumery and jewelry.
●	Books and Hobbies: This domain includes books, toys, stationery, mobile devices accessories, consumer electronics (non-TV) gaming consoles, games, musical instruments, digital products such as sweepstakes and gamified lotteries, and more.

The following table sets forth our GMV breakdown by product domain for the year ended December 31, 2022:

	GMV
	(TRY billion)	% to total
Mobile	11.4	21.1%
Appliances	10.2	18.8%
Technology	9.9	18.3%
Supermarket	5.8	10.8%
Home and Garden	5.7	10.6%
Books and Hobbies	5.6	10.3%
Fashion and Lifestyle	4.6	8.6%
Hepsiburada Market(1), HepsiGlobal and Hepsiburada Seyahat	0.8	1.5%
Total	53.9	100.0%
(1)	Starting from 2023, Hepsiburada Market will be included in the Supermarket domain.

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

Hepsiburada Market

Hepsiburada Market is an app-in-app initiative and on-demand delivery service focusing on delivering everyday needs for our customers with slotted delivery models. Starting from 2023, we monitor sales in Hepsiburada Market under the Supermarket category.

Hepsiburada Market serves as a one-stop shop for the daily needs of our customers. Hepsiburada Market verticals include (i) groceries from major nationwide retail grocery chains, local independent stores and our Direct Sales for relevant products, (ii) water delivery from Türkiye’s major bottled water companies and (iii) flower delivery through flower and gift shop networks in Türkiye (each of which we refer to as a “partner”).

For its partners, Hepsiburada Market provides a unified delivery marketplace platform through a service model where Hepsiburada Market through its platform acts only as an intermediary and is not involved in any kind of operations except customer interaction (i.e., picking and delivery are done by the partner), having optimized its service model in early 2022.

As of December 31, 2022, Hepsiburada Market was available in 75 cities through 65 partners from both leading national and regional retailers across roughly 2,290 stores.

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

As of December 31, 2022, 2021 and 2020 we had approximately 55.6 million, 41.8 million and 33 million members, respectively, and had 12.2 million, 11.3 million and 9.0 million Active Customers for each respective period.

For the year ended December 31, 2022, we had an NPS, an index ranging from (100) to 100 that measures the willingness of customers to recommend a company’s products or services to others, of 74 (according to the results of the market research conducted by FutureBright, a local research company, on behalf of Hepsiburada). Our NPS score was the highest in the Turkish e-commerce space, evidencing strong customer satisfaction on our platform.

Hepsiburada Premium

Hepsiburada Premium is a subscription-based loyalty program launched on July 1, 2022.  Hepsiburada Premium replaced our previous loyalty program “Loyalty Club” which had been in place since August 2020. All memberships in Loyalty Club were canceled in line with the Loyalty Club’s rules in October 2022 and the program was dissolved.

Hepsiburada Premium members have access to a range of benefits including but not limited to free delivery for orders exceeding TRY 25, free same-day and next-day delivery, 3% cashback (with a ceiling of TRY 15 per order) and subscription to a paid-TV channel called BluTV for a monthly subscription fee TRY 14.90 as of the date of this annual report. As of December 31, 2022, we had 615 thousand Hepsiburada Premium members and by March 15, 2023, this number has reached around 840 thousand.

We value this program for its higher engagement and order frequency generated among its members. Our data in December 2022 indicated that Premium customers’ monthly order frequency was 1.7 times the frequency they generated before joining the program.

One-to-One Marketing Automation

We developed an in-house “growth-engine” in order to establish one-to-one interactions with our customers through real-time data and personalized messages. This marketing engine is fully integrated in all of the Company’s communication channels, allowing customers to receive the most suitable offers according to their propensities with an always-on approach. Our one-to-one marketing automation ecosystem uses machine-learning models such as lifetime value (“LTV”) prediction, churn propensity, micro and macro segmentations, category, brand or product recommendations developed by our customer data science team to understand each customer and engage with each customer in a personalized way. The growth engine constantly tracks and evaluates every campaign against a control group to determine the incremental return it provides and to increase efficiency through optimization. With the help of the advanced prediction and segmentation models and abilities of the engine, we created automated, measurable, ever-growing customer campaign and communication pipelines with relevant, well-timed and tailor-made offers. We also feed paid performance channels through a central marketing engine in order to attract the relevant customers with targeted messages, maximizing our return on investment. We continuously monitor and optimize paid media through an integrated marketing-tech ecosystem, enhanced with an integrated KPI set and attribution models at customer and category levels.

Customer Payment Methods

Customers can pay for their purchases on our platform through the Hepsipay payment gateway with their Hepsipay e-money account, with loyalty points accumulated in their Hepsipay Wallet, with their credit card (either stored in their wallet or via an instant new card entry), with loyalty points accumulated under their affiliated credit card program, with their debit card (either stored in their wallet or via an instant new card entry), with the buy-now-pay-later option, or with an instant shopping loan, in addition to having the option to pay by wire-money-transfer, instant money-transfer (enabling transfers through the interfaces of selected banks), or digital wallets of selected banks. Furthermore, customers are able to pay via multiple credit cards in case their credit limits are insufficient to place an order with a single credit card.

Customers have three different methods to make their purchases in instalments; installments through their credit cards (which can be with or without interest depending on the basket size and number of installments), buy-now-pay-later, and instant shopping loans. Furthermore, we currently offer a “buy now start paying in 3 months” feature as an additional payment deferral option for credit cards (supported by most of our partner banks), buy-now-pay-later and shopping loans (supported by most of our partner banks). Depending on the payment method, and the campaign period in the year, the customer might bear the cost of this deferral or might be provided an interest free deferral option.

In order to provide instant shopping loans at point of sale, we act as the intermediary between leading Turkish banks that we have agreements with and the customers. Using this facility, customers instantly apply for consumer loans on our payment screen and once the bank approves lending, an amount equal to the purchase price of the relevant product is transferred to our accounts and our customers’ orders are placed. This method is available only for baskets between TRY 500 and TRY 75,000 and up to a maturity of 36 months (lower in some categories where regulations limit the number of installments). We receive a commission based on the amount of the loan from the banks once the loan is drawn by our customers. During 2022, approximately 153 thousand customers benefited from consumer loans that we facilitated.

Buy-now-pay-later is the first in market offering by Hepsiburada as a deferred payment facility. Once the customer applies for his/her Hepsiburada dedicated BNPL limit, the limit is calculated by using the scorecards that leverage both the retail shopping behavior of the customer at Hepsiburada, as well as the financial credit history of the customer at the Credit Bureau (KKB). The credit scorecards and policies are developed by our credit intelligence team in our financial services group, and are continuously enhanced as we collect new data from BNPL borrowers. We have also developed a partnership with one of the leading financial services groups in the market to leverage its customer credit behavior and credit scorecard development know-how. Customers can select to pay in up to 12 installments (lower in some categories where regulations limit the number of installments). Installments are automatically collected from the selected credit or debit card of the customer.

Platform

Our online platform can be accessed via our website and our mobile applications providing our users constant real time access to our unified catalogue and tools at any time and in any place. All of our access channels offer the same listings ensuring a consistent offering and user experience.

Our users can browse and search within our catalogue and retrieve specific listings without having to register for an account. We aim to offer our users a simple and precise searching and browsing experience. Our users are able to access a product’s details by (i) browsing from the content categories menu placed on top of the main page or the opening screen in mobile applications and then refining the search with further filtering options, (ii) conducting text searches in the header menu, (iii) conducting detailed searches within each category, (iv) scanning the specific barcode of the product through our mobile application, (v) taking and/or uploading a picture of the product through our mobile application, and (vi) using speech-to-text feature to search products on our mobile app. In 2022, we received approximately 959 thousand distinct queries on our search engine on a daily average basis compared to 825 thousand in 2021.

For the years ended December 31, 2022, 2021 and 2020, we received 89%, 89% and 86%, respectively, of total user traffic through mobile access channels (mobile application and mobile website) with the remainder through the desktop website.

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

Below is a screenshot illustrating our website experience as of April 2023 at www.hepsiburada.com.

hepsiburada
Premium'u keşfet
ARA
Konum
Giriş Yap
Sepetim
Elektronik
Moda
Ev, Yaşam, Kırtasiye, Ofis
Oto, Bahçe, Yapı Market
Anne, Bebek, Oyuncak
Spor, Outdoor
Kozmetik, Kişisel Bakım
Süpermarket, Pet Shop
Kitap, Müzik, Film, Hobi
Elektronik
Ev, Yaşam
Moda ve Kozmetik
Anne, Çocuk
Teknolojik Fırsatlar
Ramazan Alışverişi
Sana Özel
Ayrıcalıklar
Favori telefonlarda
beklenen fırsatlar
Alışverişe başla
EN SEVİLEN MARKA GÜNLERİ
3-9 Nisan
HUAWEI
Huawei Nova 10 Pro 256 GB 8 GB Ram (Huawei Türkiye Garantili)
15.999 TL
PHILIPS
Deprem Seferberliği
DEPREM YARDIMLAŞMA SEFERBERLİĞİ
hepsiburada
KIZILAY
AFAD
DEPREM DESTEK KARTLARI
Süper Fiyat, Süper Teklif
SÜPER FİYAT SÜPER TEKLİF
149,99 TL
1.598,99 TL
1.419,91 TL
279,90 TL

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

In 2022, 89% of all sessions originated from mobile channels (i.e., mobile application and mobile website). For the years ended December 2022, 2021 and 2020 our mobile applications were downloaded 32.8 million, 40.8 million and 22.4 million times, respectively.

Below is a screenshot from Hepsiburada’s main page on our iOS application:

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

The delivery fee charged to a customer depends on the delivery method, product volume and transaction amount. As of December 31, 2022, delivery fees were waived for orders above TRY 100 (except mobile phones, tablets and computer products) for non-Hepsiburada Premium customers and above TRY 25 for Hepsiburada Premium members. See “—Hepsiburada Premium”.

We also generate revenues from other services including advertisement and fulfillment services and define them as “other services revenues.” Specifically, for services provided under the HepsiLojistik model, we also charge merchants fees related to the storage and handling of products.

See Item 5. “Operating and Financial Review and Prospects—Components of our Results of Operations—Revenues.”

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

In our Marketplace operations, our FBM and HepsiLojistik models provide our merchants with the flexibility to choose a fulfillment and delivery method that best suits their business. With our FBM model, a merchant’s products are listed on our Marketplace but are stored and fulfilled at the merchant’s own warehouse facilities. Upon purchase, the parcel is transferred to the appropriate delivery channel, and either we carry out the “last-mile” delivery of the parcel to the customer or the merchant procures logistics services through third-party cargo companies.

We launched the HepsiLojistik model in late 2020 and continue to steadily on-board merchants into this model. Through the HepsiLojistik model, we provide fulfillment services on behalf of merchants through our fulfillment and logistics infrastructure, using all our fulfillment centers across Türkiye which provide 24/7 fulfillment operations capability. See “—Complementary Businesses — HepsiLojistik.”

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

Delivery

We offer our customers a comprehensive selection of delivery options, including:

(i)

standard delivery by (a) our last-mile services (through HepsiJet) see “—Strategic Assets—HepsiJet”, which is generally within two calendar days (and on the next-day/same-day in metropolitan areas), or (b) through other cargo companies;

(ii)

same day/next day scheduled delivery through HepsiJet, where our customers (except for Hepsiburada Premium members) pay additional delivery fees (in the case of FBM, the merchant must be a member to our HepsiJet services); and

(iii)	collection from our offline network of pick-up and drop-off (PUDO) points for customers (through HepsiMat), see “—Strategic Assets—HepsiJet”.

Through HepsiJet, we offer our customers the ability to live-track their parcels prior to delivery, postpone delivery and change delivery address while the shipment is en route. We also offer scheduled return pickup services from the customer’s address across the country at no additional fee (subject to certain exceptions) by HepsiJet, a convenience service for our customers to facilitate returns.

We also offer two-man cargo handling service through HepsiJet, which we refer to as HepsiJet XL, addressing the need for high quality and reliable service in that segment. As of December 31, 2022, HepsiJet provided this service in all 81 cities in Türkiye. HepsiJet also offers scheduled return pick-up for such oversized products. HepsiJet’s two-man cargo handling service is highly appreciated by customers, evidenced by an approximately 99% customer satisfaction score in the fourth quarter of 2022 according to our internal reporting. Initially rolled out for our Direct Sales, we have expanded HepsiJet XL to serve merchants on our platform, contributing further to customer satisfaction given its service quality and easy return option.

For the years ended December 31, 2022, 2021 and 2020 we, as Hepsiburada, delivered approximately 82 million, 74 million and 62 million packages, respectively. This represented a year-to-year increase of 11% from 2021 to 2022 and 21% from 2020 to 2021.

Marketing

We have dedicated marketing teams that cover our advertising and marketing needs across all product categories and channels. Our marketing is designed to explicitly address brand marketing, customer value management, performance marketing, commercial marketing and influencer marketing functions across teams. Accordingly, our key marketing functions include the following:

(i)	Brand marketing: Our brand marketing capabilities include our efforts across marketing communications, corporate communications, PR, in-house creative production and an agency network.
(ii)

Customer value management: We aim to maximize the lifetime value of each customer by offering them one-to-one solutions through a personalized and contextual approach. Our customer value management team develops advanced journeys (e.g. welcome, cross-sell, churn management, reactivation), which are supported by a one-to-one marketing automation ecosystem across channels. We have a dedicated Hepsiburada Premium team offering a differentiated service to premium subscribers in all touchpoints.

(iii)

Performance marketing: Our performance marketing team leverages paid digital media to stimulate growth based on an integrated marketing-tech ecosystem. They utilize mobile, search, social and other digital channels in an integrated approach to attract relevant customers in a targeted way. For this purpose, we designed a holistic data system, which enables tracking and improvement capabilities, supported with customized attribution models.

(iv)

Commercial marketing: Our commercial marketing capabilities are deeply integrated into daily sales operations and include campaign management, trade marketing and influencer marketing efforts. Our sales team comprises individual units each dedicated to specific product categories and operate on tailored incentive programs based on key performance indicators driving growth.

(v)

Influencer marketing: We work with more than six thousand influencers under a revenue share model where our influencers generate commission income based on our sales generated through them. We also make use of a “social commerce” model through various campaigns. Since 2021, we run the “share your favorites/shopping list and win cash back” program, through which any of our platform members could share their own list of favorite items to earn cash points if other customers purchase products through their lists. Cash points could be redeemed on our platform to pay for items in lieu of cash. In the year ended December 31, 2022, there were 145 thousand such lists created and shared on average in a month.

We allocate a majority of our marketing budget to online marketing channels. For the year ended December 31, 2022, approximately 77% of our marketing budget was allocated to online marketing channels (e.g., website advertisements) compared to 76% in 2021, the remainder being allocated to offline marketing channels (e.g., billboards).

See “—Customers—Customer Payment Methods” for installment payment options advertised and offered to our customers.

Seasonality

For a discussion of the impact of seasonality on our business see Item 5. “Operating and Financial Review and Prospects—Key Factors Affecting our Financial Condition and Results of Operations—Seasonality”.

Strategic Assets

In addition to our core business comprising the Marketplace and Direct Sales, we offer value-added services to our customers and merchants. We regard HepsiJet and Hepsipay as “strategic assets” and consider HepsiGlobal, HepsiAd and Hepsiburada Seyahat as “complementary businesses” within our operations.

HepsiJet

See “Logistics Infrastructure — Last-mile Delivery”.

Hepsipay

Hepsipay is the flagship company of our financial services operations, which include Hepsi Finansal, Hepsifinans (formerly named as Doruk Finansman A.Ş.) in addition to Hepsipay.

Hepsipay acquired its license as an e-money and payment services provider in Türkiye on February 20, 2016 and was the sole e-commerce platform holding such license to provide a wide range of services both to Hepsiburada and other merchants as of December 31, 2022 (according to the Central Bank’s list of such providers as well as the licensing conditions of these providers).

We launched Hepsipay Wallet in June 2021 as an embedded wallet that enables payments on our platform. Hepsipay Wallet offers customers innovative payment solutions and services such as one-click check-out, multi-credit card payment, store credit, charge to mobile phone billing, secure payments and money transfers to other wallet customers. Consumers also can receive cashback from purchases on our platform when promotional campaigns are run as well as through our Hepsiburada Premium program. Since its debut, Hepsipay Wallet has continued its rapid penetration within our platform, recording 11 million Hepsipay Wallet customers (representing those users who have opened their wallet account by giving the required consent to Hepsipay) as of December 31, 2022.

In 2022, the Hepsipay Wallet was redesigned and relaunched with new features, enriching the shopping experience with improved customer verification and e-wallet capabilities. In addition to the existing ability to transfer money from credit or debit cards, Hepsipay users are able to top up their e-wallets by making money transfers from their bank accounts. Additionally, during the year, Hepsipay has progressed towards becoming a payment gateway by consolidating payment options within the Hepsiburada platform. Hepsipay remains focused on developing new use cases linked to the Hepsipay Wallet as well as increasing its user base during 2023. By expanding its capabilities on-platform and off-platform, Hepsipay expects us continue to grow its payment volume and add value to the overall ecosystem.

In the first quarter of 2022, Hepsiburada launched the first end-to-end digital “Buy-Now-Pay-Later” solution for e-commerce in the Turkish market. BNPL purchase limits are defined based on the financial history of consumers based on their record at the Credit Bureau of Türkiye and shopping behavior at Hepsiburada. The early demand for this BNPL store credit product has been encouraging and our plan is to scale it gradually and roll out new features in 2023. In December 2022, in connection with our BNPL solution, we were awarded the Golden PSM (“Payment Systems Magazine”) award in the “Innovative Customer Interaction and Experience” category by Payment Systems Magazine, a highly regarded Turkish publication.

In February 2022, Hepsiburada began preparations to enter the consumer finance sector by acquiring a consumer finance company, Hepsifinans. This acquisition gives us the ability to offer our customers consumer financing solutions matching their needs, in addition to those offered by leading banks already available through our platform. With our own consumer finance company, we can leverage the shopping behavior of Hepsiburada customers in our credit decisions, provide a seamless, custom-made user experience to our customers, while extending loans with more favorable payments terms compared to BNPL.

In 2023, we plan to enhance our affordability solutions by including in-house consumer finance loans through Hepsifinans, in addition to those offered by leading banks already available through our platform. Concerning our plans to externalize our services, we aim to launch one-click check-out integrations with merchants targeting online retail, as well as QR payment and prepaid cards also targeting physical retail points in Türkiye. In the meantime, we aim to capture a share of the acquiring market with enhanced PSP (payment services provider) infrastructure. By delivering on our plans, we aim to become a leading Fintech player in the Turkish financial services sector.

Complementary Businesses

HepsiGlobal

HepsiGlobal was launched in 2020 and designed as an international platform to enable cross-border sales operations. It is based on the Hepsiburada marketplace model. In 2021, during HepsiGlobal’s initial year, we focused on reinforcing the inbound arm of the HepsiGlobal offering, where customers in Türkiye are able to access international merchandise offered by a large merchant base located outside of Türkiye through a platform in the Turkish language, operating in Turkish Lira and integrated with logistics partners for faster delivery.

With our HepsiGlobal offering, we aim to offer to our customers (i) long-tail selections (i.e., offer a large variety of hard-to-find items to many customers, each in small quantities, as opposed to focusing on bulk sales of popular items), (ii) fast delivery with a majority of orders placed in 2022 delivered in Türkiye within less than 2 weeks, with a goal of further decreasing the delivery time, (iii) transparent order costs with customs and shipment fees disclosed to customers at the time of order, (iv) cheaper prices with higher quality, compared to substitute goods that are already available in Türkiye (and possibly in other expansion markets) and (v) local customer service with multi-language customer and merchant support features.

With the increased number of international merchants actively selling on Hepsiburada, we aim to grow this business by enabling merchants in Türkiye to make sales outside the country. We have been testing the business model in the Azerbaijani market. We may seek further expansion either through HepsiGlobal or through integrations into other marketplaces in upcoming years.

HepsiLojistik

We believe fulfillment-as-a-service is a strong proposition to our merchants. We launched HepsiLojistik in 2020 and as of December 31, 2022, we provided fulfillment services to 751 companies. For merchants selecting the HepsiLojistik model, we provide storage and fulfillment services at our fulfillment centers. The fulfillment process involves the acceptance, storage, picking, consolidation and packaging of ordered products into parcels at our fulfillment centers. With our HepsiLojistik model, merchants may deliver their products to one or more of our fulfillment centers to be stored until the products are purchased by customers, after which point we also manage the fulfillment of the product into a parcel. See “Logistics Infrastructure”.

HepsiAd

We offer advertisement services and technologies to merchants and suppliers through banners, video ads, search monetization and first party data targeting options placed on our main page and certain high-traffic sub-sections of our online platform and application. We also have an Adtech solution which we partnered with Google to create using Google’s Ad infrastructure. This solution uses Hepsiburada’s first party cookie data to create collaborative campaigns with brands to maximize their efficiency and the effectiveness of their acquisition of new customers. During the year ended December 31, 2022, HepsiAd operated as an integrated function of our core business and, through our merchant portal, provided our merchants and suppliers with control over their advertisement expenditure with advanced targeting and reporting capabilities.

Our priorities for HepsiAd in 2023 include improving the performance of our product ads, expanding merchants’ ads inventory on search and display monetization, as well as providing a reporting dashboard analytics and insights offering to merchants. We also aim to focus on segmented audience targeting and the monetization abilities of merchants.

Hepsiburada Seyahat

Hepsiburada Seyahat (formerly HepsiFly) operates through a travel agency license granted in February 2021. Hepsiburada Seyahat offers airline tickets of major local and global airlines, with competitive prices.

Logistics Infrastructure

Fulfillment Center Network

Our logistics infrastructure comprises a network of seven fulfillment centers across Türkiye, including our Gebze fulfillment center which is one of the largest dedicated e-commerce operation centers in the region. Our fulfillment centers, including regional warehouses, encompass a total area of more than 143 thousand square meters. As of December 31, 2022, we have 18 transfer centers which are central to our infrastructure.

Our logistics infrastructure serves both our Marketplace and Direct Sales functions. By means of our HepsiLojistik model, we enabled merchants to benefit from our nationwide logistics infrastructure. For merchants selecting the HepsiLojistik model, we provide storage and fulfillment services at our fulfillment centers. The fulfillment process involves the acceptance, storage, picking, consolidation and packaging of ordered products into parcels at our fulfillment centers. With our HepsiLojistik model, merchants deliver their products to one or more of our fulfillment centers to be stored and after a customer orders a merchant’s product, we manage the fulfillment of the product into a parcel. See “—Complementary Businesses—HepsiLojistik”.

For the year ended December 31, 2022, our logistics infrastructure has enabled us to reach over 95% on time dispatch performance for orders coming from our Gebze fulfillment center compared to 94% in 2021. For the year ended December 31, 2022, we had 678 full time equivalent (“FTE”) employees (which is an employee’s scheduled hours divided by the employer’s hours for a full time workweek) including employees on our payroll as well as outsourced employees, on average (and 977 FTEs in the peak time), working in our fulfillment centers enabling 24/7 operations with fulfillment, shipment and same day, weekend and evening deliveries.

In 2022, our fulfillment centers enabled us to dispatch four times the volume of products at peak times (calculated as the ratio of products handled on Legendary Friday (which takes place in November) to the average daily number of products handled in 2021). Our fulfillment centers and the ability to quickly setup new temporary fulfillment centers for short periods enabled us to store more than 7.3 million items at peak times, as of November 2022, with storage at peak times of 1.5 times more than the usual number of items, based on peak volumes in November 2022 compared to the 2022 on average.

For additional information on our fulfillment center network see Item 4.D. “—Property, Plant and Equipment” below.

Last-mile Delivery

To complement our logistics infrastructure responsible for delivery and fulfillment, we also provide last- mile delivery services, which is the delivery of the products to their final destination from our fulfillment centers (for Direct Sales and Marketplace operations run on a HepsiLojistik model basis) or from our merchants’ warehouses (for Marketplace operations run on a FBM basis). We also serve external third parties (i.e., parties that are not merchants or customers) as a last-mile delivery service (which represented approximately 19.6% of the total volume handled by HepsiJet in 2022).

Our last-mile delivery service is based on an asset-light business model where we do not incur substantial capital expenditure but instead benefit from our cross-docks (parcel transfer centers) throughout Türkiye and a crowd-sourced model where we subcontract carriers who use their own vehicles for this service. HepsiJet also subcontracts independent contractors to operate its business on a crowd-sourced basis. While HepsiJet does not employ such persons, it enables creation of new jobs for families and individuals who wish to join our operations, indirectly supporting the Turkish economy.

As of December 31, 2022, HepsiJet operated in all 81 cities in Türkiye with 192 cross-docks. During 2022, HepsiJet continued its focus on increasing its Marketplace penetration and its average delivery time. For the year ended December 31, 2022, HepsiJet’s average penetration in Marketplace reached 60% from 43% in 2022. Furthermore, average delivery times for the years ended December 31, 2022, 2021 and 2020 were 1.7, 2.0 and 2.2 days respectively, as compared to the average delivery time of 2.3 days for 2022 among third-party last mile delivery services providers. HepsiJet recorded 91.6% on-time delivery performance in 2022 compared to 89% in 2021.

For the same period, HepsiJet’s average penetration in Direct Sales was 89% and delivered approximately 83% of its orders from Direct Sales by the next day during 2022. Our 2,453 carriers (i.e., motorcycle and truck carriers) as of December 31, 2022 are independent contractors and we also subcontract additional carriers as necessary through several delivery services providers.

Through HepsiJet, we provide a return pick-up service at the customers’ addresses by appointment across the country at no additional fee (subject to certain exceptions). HepsiJet also enables us to offer same-day and next-day delivery by appointment services for an extra delivery fee. In August 2022, we registered a new patent for HepsiJet’s multi-vehicle route optimization technology. This solution creates a model according to the priority of the shipments and distance matrix between the delivery and receiving points of the orders. The system also allows adding special time parameters to the route time in exceptional cases, allowing manual intervention when necessary, and viewing the created route plan via mobile and web applications.

HepsiJet also provides a two-man cargo handling service, which we refer to as “HepsiJet XL”, in all 81 cities in Türkiye since February 2022. HepsiJet offers scheduled return pick-up also for such oversized products. Overall, HepsiJet XL delivered nearly 47% of parcels in our Marketplace and Direct Sales operations in 2022.

PUDO Points (HepsiMat)

As part of our delivery services, we have a network of customer collection points (referred to as PUDO points in this annual report or HepsiMat) from which our customers are able to pick-up their purchases or at some of them, drop off their returns. As of December 31, 2022, we had 3,333 HepsiMat points located in all 81 cities in Türkiye. Our HepsiMat points are generally located in parcel drop off service points of other delivery companies, distributor networks of other retailers, and gas stations. Some of these collection points are marked with a HepsiMat sign, and all are available as long as such points are open for business.

Technology

Organization and Culture

Our business has been driven by technology and data since its inception and we aim to leverage data and technology to provide the best experience to our users. Our engineering and technology teams focus on security, availability, scalability and performance of our technology infrastructure while preparing new product features across our website and mobile applications. Our technology department is essential to our ability to implement our strategy and maintain our position in the Turkish e-commerce market.

We have dedicated and aligned our technology teams across core product functions and features of our online platform, such as product catalogue, search, order management system, shipping, one click payment, and fulfillment center management system. Our technology team is a data driven and cross functional team comprising developers, testers, product managers working as a single team to maintain an “agile” technology culture with product mindset at the core of our business.

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

As of December 31, 2022, we had approximately 867 employees dedicated to technology operations (approximately 776 of which are part of the “Hepsiburada technology” team and the remaining are part of the “Hepsiburada operations” team which partly comprises the HepsiJet technology team). In addition, as of the same date, we had more than 59 product function teams dedicated to a particular technology product. Our technology operations are directly supported by our three state-registered research and development centers in strong cooperation with leading Turkish universities. This, coupled with the attractiveness of our tech stack diversity, position us as one of main destinations for top engineering and product talent.

Technology Infrastructure

We rely on two separate and synchronized data centers located in Istanbul and Kocaeli, Türkiye which help ensure operational continuity. We own and operate the server hardware, network, storage devices and backup systems in both data centers. We employ redundancy architectures, outage procedures and data protection practices on all our technology systems which enabled us to reach 99.9% availability in 2022, 2021 and 2020. As part of our technology infrastructure, we established an incident management team that monitors, documents and addresses all incidents and alerts across the online platform on a 24/7 basis. In order to maintain capacity management flexibility, we have established access to cloud systems allowing us to utilize cloud services whenever extra capacity is needed. Within the last five years, we upgraded our technology infrastructure through our in-house product function teams to ensure high customer experience on our platform. For example, we replaced the search and navigation system with an in-house system, implemented a new recommendation engine, replaced our central order management system and improved customer checkout systems.

In connection with the operation of our data centers and backup systems we work directly with the two major internet service providers of Türkiye. We receive data center service from Superonline İletişim Hizmetleri A.Ş. (“Turkcell Superonline”) and Türk Telekomünikasyon A.Ş. (“Türk Telekom”), who together provide over 80% of Türkiye’s internet services. If services were to be disrupted with one of these two providers, we would rely on the other to continue our operations. In early 2023, we began the migration of one of our data centers in Istanbul to a new location. We anticipate that the migration will be completed in the first half of 2023. We entered into a framework agreement with Turkcell Superonline dated May 24, 2021 under which we may from time to time contract for services, such as for necessary infrastructure and devices. We entered into a server hosting service agreement with Türk Telekom dated June 19, 2017 with an indefinite term that we may terminate at any time upon written notice to Türk Telekom. On January 1, 2023, we signed an additional agreement with Türk Telekom and TTNET A.Ş. regarding the provision of server hosting and data center access services.

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

We are the first on-site audited and PCI DSS (Payment Card Industry Data Security Standard) certified firm in the Turkish e-commerce market and we maintain the ISO 27001 (Information Security Management System) certificate. We have developed a multi-level data security framework and secure data with a mix of analytical processes and development tools. As of the date of this annual report, we have not experienced any security incidents involving data held by us or our technology infrastructure.

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

We rely on our trademark to protect our brand name and logo, which is used on our online platform, internal and external communications, corporate identity and invoices. Our “hepsiburada” and “hepsiburada.com”, as well as our “hepsiglobal”, “hepsijet”, “hepsipay”, “hepsifinans”, “hepsifinansman”, “hepsiexpress/hepsiburada market”, “hepsimat”, “hepsiad”, “hepsilojistik”, “hepsiburada işortağım” and “hepsifly/hepsiburada seyahat” brands and logos are protected as registered trademarks with the Turkish Patent and Trademark Office (“TPTO”) under various classes and forms, and we own the “hepsiburada.com”, “hepsipay.com.tr”, “hepsipay.com”, “hepsifinansman.com”, “hepsifinans.com” “hepsijet.com.tr”, “hepsijet.com”, “hepsiad.com”, “hepsilojistik.net”, “hepsiburadaisortagim.com”, “hepsiburadaseyahat.com”, “hepsiexpress.com.tr”, “hepsiexpress.com”, “hepsifly.com.tr”, “hepsifly.com”, “hepsiglobal.com”, “hepsiglobal.com.tr” domain names.

To protect our intellectual property rights, we register trademarks that have adjacent orthography or are related to our business operations. As of December 31, 2022, we had 368 registered trademarks with the TPTO (excluding our subsidiaries’ trademarks). In addition, our “Hepsiburada.com” trademark is registered with the TPTO as a well-known trademark providing us with enhanced protection in other business activity classes in Türkiye. If we detect any breach of our intellectual property rights by third parties, in particular breaches related to our trademark, we actively seek to take appropriate protective measures.

Along with our existing trademarks and pending trademark filings, certain components of our website and mobile applications, including the design, codes, website and mobile application contents, images, software integrations and interfaces are under copyright protection under Turkish copyright regulations. As of December 31, 2022, we held three patents in Türkiye as D-Market and one patent as HepsiJet. As of the same date, we also had nine pending patent applications as D-Market and six pending patent applications as HepsiJet.

Regulatory Overview

Various aspects of our business are subject to Turkish laws and regulations, including the following:

(i)

The Law on Protection of Personal Data (Law No. 6698) published in the Official Gazette dated April 7, 2016 and numbered 29677 (the “Law on Protection of Personal Data”) is applicable to all of our online services that involve the retrieval of personal data from our users. We are required to retrieve, process, store, and destroy personal data in accordance with the relevant provisions of the Law on Protection of Personal Data. For additional information on the impact on our business of the Law on Protection of Personal Data, and of similar laws in other jurisdictions, see Item 3.D. “Key Information—Risk Factors—Risks Relating to our Business and Industry—Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.”

(ii)

The Law on Protection of Consumers (Law No. 6502) published in the Official Gazette dated November 28, 2013 and numbered 28835  (the “Law on Protection of Consumers”) is applicable to all of our online services to the extent our users are qualified as consumers under Turkish law. We are required to protect our users’ rights in accordance with the relevant provisions of the Law on Protection of Consumers, which regulates consumer rights (which have been expanded with the amendments to the Law on Protection of Consumers that were published in the Official Gazette dated April 1, 2022), from delivery of products or services, to the establishment of contractual agreements. Pursuant to the Law on Protection of Consumers, consumer disputes can be raised at a consumer arbitral tribunal, at a provincial consumer arbitral tribunal or at a consumer court, depending on the amount at issue in the dispute.

(iii)

The Regulation of Broadcasts via Internet and Combating Crimes Committed by Means of Such Publications (Law No. 5651) published in the Official Gazette dated May 4, 2007 and numbered 26530 (the “Law on Internet Crimes”) is applicable to all of our online services. As a “hosting services provider” under the Law on Internet Crimes, we are required to comply with the relevant provisions in relation to illegal content that might be posted on our online platform and notification requirements envisaged under the Law on Internet Crimes and its secondary legislation. The Information and Communication Technologies Authority of Türkiye (“ICTA”) oversees implementation of the Law on Internet Crimes.

(iv)

the Law on Regulation of E-Commerce (Law No. 6563) published in the Official Gazette dated November 5, 2014 and numbered 29166 (the “E-Commerce Law”) which is applicable to all of our online services to the extent we provide commercial services to our users through our online platform. We are classified as an “electronic commerce intermediary service provider” and “electronic commerce service provider” according to the E-Commerce Law, subjecting us to various obligations, including in relation to notifications, commercial communications, and other e-communications envisaged under the E-Commerce Law.

On July 1, 2022, the Turkish Parliament approved an amendment to the E-Commerce Law with the aim of preventing unfair competition, a harmful competitive environment and monopolistic commercial practices in the Turkish e-commerce market. The amendments were announced in the Official Gazette on July 7, 2022. The Regulation on Electronic Commerce Intermediary Service Providers and Electronic Commerce Service Providers (“E-Commerce Regulation”) was announced in the Official Gazette numbered 32058 on December 29, 2022. The E-Commerce Regulation has replaced the Regulation on Service Providers and Intermediary Service Providers in E-Commerce published in the Official Gazette dated August 26, 2015 and numbered 29457 (the “Regulation on Service Providers”).  We are required to comply with various provisions under the E-Commerce Regulation and may face administrative fines ranging between TRY 10 thousand to TRY 200 million in case of non-compliance. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Türkiye—Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.”

The provisions of the amendments of both the E-Commerce Law and the E-Commerce Regulation, which may apply to us acting as an electronic commerce intermediary service provider, include but are not limited to:

●	In the E-Commerce Law, electronic commerce intermediary service providers are categorized according to their net transaction volumes referring to the sum of the values of final invoices or invoice substitute documents (excluding cancellations and returns) that must be issued for the contracts made and orders placed in a certain period through the electronic commerce marketplaces where electronic commerce intermediary service provider provides intermediary services, or its own electronic commerce environments that do not qualify as electronic commerce marketplaces.
●	For all electronic commerce intermediary service providers:
o	a requirement to provide certain information regarding electronic commerce service providers and transaction methods on the marketplace’s homepage, to verify this information and to ensure that this information is up to date. The provision in the E-Commerce Regulation went into effect on January 1, 2023;
o	a prohibition against unfair commercial practices in electronic commerce. In addition, Article 11(6) of the E-Commerce Regulation lists additional practices which would only constitute unfair commercial practices for large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). These provisions went into effect on January 1, 2023;
o	a ban on the sale of goods which bear the trademark of itself (electronic commerce intermediary service provider) or the persons with whom it has economic integrity. This provision will go into effect on January 1, 2024;
o	a ban on marketing and promotion activities in online search engines by using the registered trademarks constituting the main element of the domain name of an electronic commerce service provider, without its consent. These provisions went into effect on January 1, 2023; and
o	a requirement to include mandatory elements of intermediation contracts concluded between electronic commerce intermediary service providers and electronic commerce service providers. The E-Commerce Regulation provides for additional mandatory elements for the intermediation contracts of medium, large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). These provisions went into effect on January 1, 2023. The relevant provisions of intermediation contracts concluded before January 1, 2023 that are not amended to comply with the E-Commerce Regulation within six months will be invalid.
●	Furthermore, a new obligation was introduced for electronic commerce intermediary service providers operating in Türkiye whose net transaction volume is over TRY 15 billion in a calendar year and the number of transactions (excluding cancellations and returns) is over 100,000, to obtain and annually renew an e-commerce license upon payment of a license fee. This provision goes into effect on January 1, 2025.

The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Volume derived from within Türkiye for the prior calendar year such that the effective license fee applied would be the sum of progressively higher proportions of the electronic commerce intermediary service provider’s Net Transaction Volume exceeding the thresholds specified in the E-Commerce Law. Where the Net Transaction Volume is between TRY 15 billion and TRY 30 billion, the license fee is calculated as the three per ten thousand of the amount exceeding TRY 15 billion. In case Net Transaction Volume is between TRY 30 billion and TRY 45 billion, the license fee is the sum of the above amount, plus five per thousand of the part exceeding TRY 30 billion.

●	For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 15 billion: (in addition to the restrictions above) prohibition on providing accessibility between their own electronic commerce environments and promoting each other in these environments, restrictions on data usage and sharing, obligation to notify share transfers and to submit an independent audit report and a regulatory compliance report to the Turkish Ministry of Trade. Some of these provisions went into effect on January 1, 2023 and the remaining provisions go into effect on January 1, 2024.
●	For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 45 billion and the number of transactions excluding cancellations and returns is above 100,000 (in addition to the restrictions above); limits on the total amount of advertising and marketing expenditures and customer discounts. These provisions went into effect on January 1, 2023.
●	For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 90 billion and the number of transactions excluding cancellations and returns is above one hundred thousand: (in addition to the restrictions above) restrictions from engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing (announcement) activities within its platform and the provision of last-mile delivery (postal and transport) services to third parties. These provisions go into effect on January 1, 2024.

We are not subject to all of the above-listed obligations, as the E-Commerce Law and the E-Commerce Regulation provide for different obligations depending on the annual Net Transaction Volume and number of transactions pertaining to electronic commerce intermediary service providers and electronic commerce service providers. The monetary thresholds in Additional Article 2, Additional Article 3 and Additional Article 4 of the E-Commerce Law (including the monetary thresholds for annual Net Transaction Volumes) were increased by half with the Presidential Decree No. 6829 dated February 22, 2023. Depending on our annual Net Transaction Volume and number of transactions, the scope of our obligations under the E-Commerce Law and the E-Commerce Regulation may be subject to change. Current thresholds are listed as below:

Article	Subject	New Threshold
Additional Article 2(2)

Data usage and sharing, Accessibility between e-commerce environments, Share transfer notifications, Independent audit report, Regulatory compliance report (electronic commerce intermediary service providers)

TRY 15 billion
Additional Article 2(3)

Advertisement Budget, Discount Budget, Prohibition of restriction on the commercial relations, advertisement through alternative channels for the electronic commerce service provider (electronic commerce intermediary service providers)

TRY 45 billion
Additional Article 2(4)	Payment Services, Postal and Transport Services, Listing and Announcement Services (electronic commerce intermediary service providers)	TRY 90 billion
Additional Article 4(1)	Minimum net transaction volume for e-commerce license obligation	TRY 15 billion

Article	Subject	New Threshold
Additional Article 4(3)(a)	Net transaction volume to which a marginal rate of 0.03% will be applied for the calculation of e-commerce license fee	TRY 15 billion – TRY 30 billion
Additional Article 4(3)(b)	In addition to the above amount, net transaction volume to which a marginal rate of 0.5% will be applied for the amount exceeding the above threshold for the calculation of e-commerce license fee	TRY 30 billion – TRY 45 billion
Additional Article 4(3)(c)	In addition to the above amounts, net transaction volume to which a marginal rate of 1% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 45 billion – TRY 60 billion
Additional Article 4(3)(ç)	In addition to the above amounts, net transaction volume to which a marginal rate of 5% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 60 billion – TRY 75 billion
Additional Article 4(3)(d)	In addition to the above amounts, net transaction volume to which a marginal rate of 10% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 75 billion – TRY 82.5 billion
Additional Article 4(3)(e)	In addition to the above amounts, net transaction volume to which a marginal rate of 15% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 82.5 billion – TRY 90 billion
Additional Article 4(3)(f)	In addition to the above amounts, net transaction volume to which a marginal rate of 20% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 90 billion – TRY 97.5 billion
Additional Article 4(3)(g)	In addition to the above amounts, net transaction volume over which a marginal rate of 25% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 97.5 billion

Acting as an electronic commerce service provider through Direct Sales on our online platform, we are also required to comply with the obligations provided for electronic commerce service providers under the E-Commerce Law and the E-Commerce Regulation. Service provider refers to natural or legal persons engaged in electronic commerce activities; whereas intermediary service provider refers to natural and legal persons that provide an electronic commerce environment for the economic and commercial activities of others. Accordingly, merchants on our online platform qualify as service providers.

According to the Law on Internet Crimes and the E-Commerce Law, we, as a hosting service provider and as intermediary service provider, respectively, have no liability in relation to the content listed by third parties or any illegality related to goods listed or services provided by such third parties on our platform, unless we receive a notification of the unlawful or illegal content and do not take any action (including removing unlawful content). If we receive a complaint from third party intellectual property right owner related to an illegal activity and/or content (including intellectual property infringement or sale of counterfeit product), on condition that the third party intellectual property right owner submits all the information and documents in full, we remove the product/products subject to the complaint within 48 hours, and then we inform the third party intellectual property right owner and seller of the product with explanations about the seller’s right to object. If the seller objects by submitting the documents and information specified in the E-Commerce Law in full, and it is clearly understood from the information and documents that the seller is right in his/her objection, we open the product for sale within 24 hours and we inform the third party intellectual property right owner and the seller. We may also unilaterally suspend a merchant’s account or terminate a merchant’s agreement if we receive a claim and detect that such merchant has engaged in unlawful or illegal activity or posted unlawful or illegal content (including by infringing third-party intellectual property rights or selling counterfeit products). See “—Merchants,” Item 3.D. “Key Information—Risk Factors—Legal and Regulatory Risks—We may be impacted by fraudulent or unlawful activities of merchants, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability,” and Item 3.D. “Key Information—Risk Factors—Risks Relating to our Business and Industry—We operate platforms that include third parties over whose actions we have no control.” See also Item 3.D. “Key Information—Risk Factors—Risks Relating to Türkiye—Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.”

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

(vii)

The Regulation on Distance Contracts published in the Official Gazette dated November 27, 2014 and numbered 29188 (the “Regulation on Distance Contracts”) is applicable to our operations to the extent we execute distance contracts with our users (that are defined as consumers under Turkish law) while we are providing services. We are required to comply with various obligations under the Regulation on Distance Contracts. With the Regulation on the Amendment of the Distance Sales Contracts’ Regulation published in the Official Gazette on August 23, 2022, that entered into force on October 1, 2022, obligations of intermediary service providers have been extended, especially on provision of information to consumers and authorities. In addition, inter alia, following amendments were made to be effective as of January 1, 2024:

●	In case the consumer exercises the right of withdrawal, return costs can be charged to the consumer provided that it is included in the distance sales contract, except in cases where consumers return defective products as defined in the Regulation on Distance Contracts.
●	The exceptions to exercise the right of withdrawal are expanded and it is stated that the consumer can not exercise his/her withdrawal right for the following products purchased and/or contracts executed:
·	Movables and drones that are required to be registered with the Traffic Registry,
·	Mobile phones, smart watches, tablets and computers,
·	Contracts concluded by public auction in the form of a live auction and
·	Products of which the installation and configuration are fulfilled by the seller or authorized technical service in accordance with the user manuals.

The Ministry of Trade is the competent authority for imposing fines on service providers and intermediary service providers under the E-Commerce Law, Regulation on Commercial Communication, E-Commerce Regulation and the Regulation on Distance Contracts.

All regulations that are applicable to Hepsiburada are also applicable for Hepsiburada Market, as Hepsiburada Market is a function of our platform.

In addition,

(a)

HepsiJet carries out its activities under the licenses issued by the Turkish Information Technologies Authority and the Ministry of Transportation, and is under the regulatory oversight of such governmental authorities;

(b)

Hepsipay carries out its activities under the license issued by the Turkish Banking Regulation and Supervision Agency, and is under the regulatory oversight of Central Bank, which published the Payment Services Regulation and the Payment Services Communiqué in December 2021, which requires Hepsipay to comply with certain minimum levels of collateral, equity and diligence within one year of its publishing, which was extended to February 28, 2023 (and subsequently to April 30, 2023 and June 30, 2023). We are in compliance with the currently applicable requirements under the Payment Services Regulation and the Payment Services Communique and we expect to be compliant with the new requirements under these regulations by June 30, 2023. See Item 3. “Key Information—D. Risk Factors–Legal and Regulatory Risks—We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.”;

(c)	Hepsiburada Seyahat carries out its activities under the license issued by the Turkish Ministry of Culture and Tourism and is under the regulatory oversight of such governmental authority;
(d)	HepsiGlobal is subject to consumer protection regulations as well as relevant customs regulations:
●	for inbound and outbound operations in Türkiye, Turkish customs regulations are applied, and
●	for operations in other markets (which we aim to launch in 2023) applicable customs and VAT regulations of the relevant country will be applicable; and
(e)

Hepsifinans (of which the former trade name was Doruk Finansman) carries out its activities under the permission by the Turkish Banking Regulation and Supervision Agency, and is under the regulatory oversight of such governmental authorities.

Accordingly, Hepsipay, Hepsifinans, HepsiJet, Hepsiburada Seyahat and HepsiGlobal are under an obligation to comply with the regulations issued by the abovementioned authorities as well as the Law on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions No: 6493 (Hepsipay), Highway Transportation Law No. 4925 and Law on Postal Services No: 6475 (HepsiJet), and Law on Travel Agencies and the Association of Travel Agencies No: 1618 (Hepsiburada Seyahat) and Law On Financial Leasing, Factoring, Financing and Saving Financing Companies No: 6361- (Hepsifinans). HepsiPay, Hepsifinans and HepsiJet are also subject to the Turkish Financial Crimes Investigation Board (MASAK) rules and regulations.

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

C. Organizational Structure

We are a joint stock company incorporated under the laws of Türkiye. Our operating subsidiaries include D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. (“D-Ödeme”), D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. (“D-Fast”) and Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”), all of which are incorporated in Türkiye and wholly owned by us. Upon completion of the acquisition of 100% of the equity of Hepsi Finansman A.Ş. (“Hepsifinans”) by Hepsi Finansal on February 28, 2022, Hepsifinans became our indirect wholly-owned subsidiary.

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

D-Fast

D-Fast was founded on February 26, 2016 and operates as a cargo and logistic firm which provides last mile delivery services to the customers of Hepsiburada and other companies. D-Fast is the operating company for our last-mile delivery service business, HepsiJet.

Hepsi Finansal

Hepsi Finansal was incorporated on December 1, 2021 and is the parent company of Hepsifinans, which was acquired in February 2022.

Hepsifinans

Hepsifinans was founded on April 24, 2006 and obtained its operational license from the BRSA in 2008. Hepsifinans operates as a consumer financing company in Türkiye.

On December 16, 2021, Hepsiburada, through Hepsi Finansal, entered into a Share Sale and Purchase Agreement with the holders of 100% of the equity interest in Hepsifinans (formerly known as Doruk Finansman): Doğan Şirketler Grubu Holding A.Ş. (“Doğan Holding”), the holder of 97% equity interest in Hepsifinans, Doğan Dış Ticaret ve Mümessillik A.Ş. and Doğan family individuals (collectively, the “Sellers”), to acquire a 100% stake in Hepsifinans, for a total transaction value of TRY 20 million in nominal terms (equivalent to US$1.3 million as of December 16, 2021) (the “Transaction Value”). After obtaining regulatory approval, the transaction closed on February 28, 2022 (the “Closing Date”). At closing, we paid the Sellers an aggregate of TRY 5 million in cash on a pro rata basis and we agreed to pay Doğan Holding TRY 15 million (the “Conditional Amount”), subject to certain conditions. TRY 10 million of the Conditional Amount was paid to Doğan Holding in 2022, which was subject to the collection of receivables identified in the financial statements of Hepsifinans as of the Closing Date. If on the tenth anniversary of the Closing Date, the collections of receivables do not reach the total Conditional Amount, Doğan Holding will no longer be entitled to the remaining portion of the Conditional Amount. The Sellers are all related parties and the transaction, including the Share Sale and Purchase Agreement, was approved by the Company’s Audit Committee and the Corporate Governance Committee, as well as the board of directors.

D. Property, Plant and Equipment

Our principal office is located at Kuştepe Mah. Mecidiyeköy Yolu Cad. Kule 2 Kat:2 No:12 34387 Şişli/ Istanbul and is leased. In 2022, we leased a three floor office space at Meclis Mah, Boğazici Cad, Seheryeli Sk, No:1, Karsan Plaza Sancaktepe/Istanbul under a sub-lease agreement dated October 1, 2022 with D-Fast for a four-year term. This location is our second R&D center, to which we have relocated the majority of our technology team.

We lease and operate a network of fulfillment centers across Türkiye with a total footprint of approximately 143 thousand square meters. Our fulfillment centers located in Gebze/Kocaeli, Tuzla, İzmir, Ankara, Adana, Diyarbakır and Erzurum are leased from third parties. The following table provides an overview of our fulfillment centers:

Approximate size of total area as of
December 31, 2022
(in thousand square meters)
Gebze/Kocaeli	85.0
Tuzla	12.0
İzmir	15.4
Ankara	11.5
Adana	12.1
Diyarbakır	4.3
Erzurum	2.5
Total	142.8

We operate the Gebze/Kocaeli’s approximately 85 thousand square meters of fulfillment center space under a lease agreement dated April 2014 (as amended in September 2015, February 2022 and August 2022) with Megeye Lojistik Anonim Şirketi for a ten-year extendable term from May 2015. The lease agreement was amended in September 2015, February 2022 and August 2022.

We operate Tuzla’s approximately 12 thousand square meters of fulfillment center space under a lease agreement dated October 2021 with Rabia Çizmeci for a three-year term, which is automatically renewed for successive one-year periods unless we terminate at the end of two years with 90-days’ notice (although we agreed to operate the warehouse as lessee for a minimum of three-year term).

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

We operate Ankara’s approximately 11.5 thousand square meters of fulfillment center space under a lease agreement dated August 10, 2020 (effective as of September 1, 2020) with A. Vedat Yakupoğlu Gayrimenkul Yatırımcılığı for a five-year term, which is automatically renewed for successive additional one-year terms and which we can terminate unilaterally with three months’ written notice. Additionally, we operate Ankara’s approximately 7.6 thousand square meters of fulfillment warehouse under a lease agreement dated March 1, 2023 (effective as of March 1, 2023) with Doğruer Uluslararası Nakliye ve Dış Ticaret A.Ş. for a five-year term which is automatically renewed for successive additional one-year terms and which we can terminate unilaterally with three months’ written notice.

We operate Adana’s approximately 12.1 thousand square meters of fulfillment center space under a lease agreement dated August 31, 2020 (as amended in April 2022) with Emrenes Orman Ürünleri Sanayi ve Ticaret Ltd. Şti for a five-year term, which we may terminate at any time with 60-days’ notice (although we agreed to operate the warehouse as lessee for a minimum five-year term) and is automatically renewed for successive one-year terms.

We operate Diyarbakır’s approximately 4.3 thousand square meters of fulfillment center space under a lease agreement dated August 18, 2020 with a two-year term, which is automatically renewed for successive one-year terms unless we terminate with one-month notice.

We operated Erzurum’s approximately 2.6 thousand square meters of fulfillment center space under a lease agreement dated August 7, 2020 with Murat Ozan, Tugba Ozan, Muhterem Ozan, Fatih Ozan for a one-year term, which was automatically renewed for successive one-year periods with rent increased with inflation. We terminated this lease agreement with a termination protocol dated January 13, 2023. We now operate Erzurum’s approximately 2.5 thousand square meters of fulfillment center space under a lease agreement dated March 1, 2023 with D-Fast for an eight-year term which we can terminate unilaterally with fifteen days’ prior written notice.

The terms of our leases for our fulfillment center facilities in İzmir, Adana and Gebze/Kocaeli permit us to sub-lease these fulfillment warehouse facilities to related parties owned by our Founder, Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı and Arzuhan Doğan Yalçındağ and Işıl Doğan.

We own the warehouse equipment used in our leased fulfillment centers, such as mezzanines, sorting machines and conveyor lines. We also own the computer equipment and hardware that we use in our warehouses, used to automate fulfillment and sorting processes, as well as the computer equipment and hardware in our call centers and offices.

In addition to our fulfilment centers, we operate an approximately 7.6 thousand square meters of office space / warehouse in Ankara under a lease agreement dated March 1, 2023 with Doğruer Uluslararası Nak. ve Dış Tic. A.Ş. This a four-year lease is automatically renewed for successive additional one-year terms and can be terminated unilaterally by us with three months’ written notice.

Eight out of HepsiJet’s network of 192 cross-dock points (i.e., parcel transfer centers) were directly impacted by the two earthquakes of February 6, 2023 in Türkiye. Based on our assessment, some renovation work is needed to restore these cross-dock points. We have initiated the restoration work to make the cross-docks fully operational. See “—The effects of the earthquakes that hit southeastern region of Türkiye in February 2023 as well as potential similar earthquakes in the future may adversely affect our prospects, business, financial condition and results of operations.”

As of December 31, 2022, we also had 56 owned and 560 leased vehicles, used for operational purposes and provided as benefits to a number of our employees.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this annual report. Actual results and the timing of certain events could differ materially from those contained in any forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” for more information.

The discussion below relates to our consolidated financial condition and results of operations for the years ended December 31, 2022, 2021 and 2020, and year-to-year comparisons between 2022 and 2021 as well as 2021 and 2020.

Overview

We believe we are one of the leading commerce platforms in Türkiye and as of December 31, 2022 we connected 55.6 million members, 12.2 million Active Customers and a growing base of approximately 99.7 thousand Active Merchants. We strive to provide a high-quality customer experience by relentlessly focusing on selection, price and delivery.

Since the launch of our Marketplace in 2015, Hepsiburada has become a trustworthy partner for merchants in Türkiye by providing comprehensive end-to-end solutions to empower merchants to thrive digitally. In 2022, our 3P-based Marketplace model accounted for approximately 67% of our GMV, compared to 68% in 2021 and 59% in 2020, following the successful transformation of Hepsiburada from a 1P-based Direct Sales only business to its current hybrid 1P and 3P-based model.

We believe powerful network effects are created by our leading brand, hybrid commerce model with a unified 1P and 3P-based catalogue, and strong customer and merchant value propositions. Our expanding selection of products and services, as well as price competitiveness, has allowed us to attract a growing Active Customer base of 12.2 million as of December 31, 2022, compared to 11.3 million as of December 31, 2021 and 9.0 million as of December 31, 2020, and to increase the frequency of orders on our platform to 6.6 in 2022 from 4.7 in 2021 and 3.9 in 2020, which in turn draws more merchants and further enhances our customer value proposition. In addition, our proprietary data and insights collected over more than 20 years enable us to understand the needs of our customers and merchants and help us develop new services, expand into new verticals, and continuously innovate and strengthen our value proposition reinforcing the network effect.

Our large, fast and scalable logistics network has been critical to our success and we have been continuously focusing on improving our logistics capabilities and offerings. We have a robust operational footprint enabling fast delivery and merchant integration. As of December 31, 2022, we operated:

•	a nationwide infrastructure including seven fulfillment centers in strategic locations that encompass a total area of more than 143 thousand square meters;
•	one of the fastest growing logistics companies in Türkiye, HepsiJet, with an on-time delivery performance of 91.6% in 2022, operating in 81 cities with 192 cross-docks; and
•

a pick-up & drop-off (PUDO) network through HepsiMat, with 3,333 parcel lockers and pick-up points in partnership with gas stations, distributor networks of other retailers and other delivery companies.

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

Our revenues increased by 6.8% to TRY 16.1 billion in the year ended December 31, 2022 from TRY 15.0 billion in 2021 (TRY 15.2 billion in 2020). Our total GMV increased by 3.8% to TRY 53.9 billion in the year ended December 31, 2022 from TRY 52.0 billion in 2021 (TRY 40.4 billion in 2020). The 3.8% increase was fueled by increased order frequency and an expanding pool of Active Customers of 12.2 million as of December 31, 2022, up from 11.3 million as of December 31, 2021 (9.0 million as of December 31, 2020), with a CAGR of 16.2% from 2020 to 2022.

For the year ended December 31, 2022 our net loss increased by 43.9% to TRY 2,907.5 million from TRY 2,021.0 million for the year ended December 31, 2021, which was partially offset by a TRY 1,009.8 million reduction in operating loss during the same period. The increase in net loss was mainly due to a TRY 2,147.5 million decrease in foreign currency exchange gains. For the year ended December 31, 2021 our net loss increased by 115.8% to TRY 2,021.0 million from TRY 936.6 million for the year ended December 31, 2020 in a market environment which was unfavorably impacted mainly by the slowdown in market growth rate following the lift-off of COVID-19 restrictions in July 2021 and intensified competition resulting in higher customer discounts and advertising expenses during which we continued to expand across both our core business, strategic assets and complementary businesses. We had net cash provided by operating activities of TRY 429.0 million, negative TRY 28.8 million and TRY 804.7 million and Free Cash Flow of negative TRY 416.0 million, negative TRY 417.5 million and TRY 852.5 million, in each case for the years ended December 31, 2022, 2021 and 2020, respectively.

Key Factors Affecting Our Financial Condition and Results of Operations

General

Our performance and results of operations have been, and we believe will continue to be, affected by a number of key factors, including but not limited to the following:

●	the market landscape in Türkiye, including macroeconomics, demographics and competition;
●	inflation and hyperinflation;
●	changes in regulation in e-commerce;
●	retention and engagement of our customers while growing the customer base;
●	number of merchants and the product assortment offered on our platform;
●	efficiency of our logistics infrastructure;

●	our ability to leverage our growing scale;
●	COVID-19 impact;
●	seasonality;
●	exchange rate volatility;
●	Russia’s war in Ukraine; and
●	the impact of the recent earthquakes in Türkiye.

Market landscape in Türkiye including macroeconomics, demographics and competition

Türkiye, a member of the G20, is the 19th largest economy in the world with a roughly US$906 billion GDP at current prices in 2022 based on IMF data dated April 2023. In 2022, the Turkish economy grew by 5.6% according to Turkstat, bringing its real GDP CAGR to 5.7% between 2010 and 2022. Its real GDP is projected to grow 3.0% in 2023 according to the IMF World Economic Outlook report dated October 2022. In 2023, global growth is expected to slow down from 3.4% in 2022 to 2.8% in 2023, which showcases the slowest growth since 2001 except for the global financial crisis in 2007-2008 and the peak of the COVID-19 pandemic in 2020, according to the IMF World Economic Outlook 2022. High inflation and ongoing effects’ of Russia’s invasion of Ukraine could continue to significantly negatively affect global macroeconomic conditions and the Turkish economy, and adversely affect trading relationships, Türkiye’s anticipated tourism income, energy prices and agricultural commodity prices. Two devastating earthquakes in February 6, 2023, which impacted primarily 11 provinces accounting for 16.4% of Türkiye’s population and 9.4% of its economy is estimated to have led to direct losses at US$34.2 billion according to The World Bank. This disaster is expected to have added pressure on Türkiye’s economic growth in 2023. Upcoming elections in Türkiye in May 2023 could also result in fluctuations in the Turkish economy.

According to the IMF, Türkiye is the second most populous country in Europe. Its population reached 85.3 million as of December 31, 2022, with a CAGR of 1.2% from 2010 to 2022. Türkiye benefits from attractive demographics, the second youngest in Europe (after Kosovo) with 45% of the population being under the age of 30 according to Turkstat data, and an increasing urban population share (living in provinces and districts) of 93.4% based on Turkstat as of December 31, 2022.

Türkiye has been facing elevated inflation, reaching double digits in each of the last five years. Annual consumer price index (CPI) increased by 20.3%, 11.8%, 14.6%, 36.1% and 64.3% in 2018, 2019, 2020, 2021 and 2022, respectively as published by Turkstat. See “—Inflation and Hyperinflation”.

The consumer confidence index (seasonal and calendar adjusted) in Türkiye increased by 6.7 percentage points from 68.9% in December 2021 to 75.6% in December, 2022, rebounding from 63.4% in June 2022 (the lowest rate recorded since 2004, when Turkstat started keeping the index). The consumer confidence index calculated from the survey results is evaluated within the range of 0-200 and indicates a pessimistic outlook when it is below 100. As consumer confidence is an important factor affecting consumer willingness to spend in the next 12 months, this pessimistic outlook indicates that we may face lower than anticipated consumer demand, particularly for non-essential products. See “—Inflation and Hyperinflation”.

According to the most recent information published by the Turkish Ministry of Trade through the Electronic Commerce Information System, ETBİS, the e-commerce sector accounted for 18.6% of total retail in Türkiye as of 2022. The size of the e-commerce market in Türkiye increased by 109% in 2022 compared to 2021 and reached TRY 800.7 billion in nominal terms. In particular, the online retail market grew by 96%, attaining a market size of TRY 458 billion in 2022. The strong historical and projected growth of the e-commerce sector in Türkiye is underpinned by: (1) a nationwide internet infrastructure with 85% internet penetration among the population between the ages of 16 and 74 in 2022, according to Turkstat, (2) high credit and debit card usage with 117% credit card penetration and 198% debit card penetration in 2022 according to BKM (where penetration is calculated by dividing the number of credit and debit cards, respectively, by the population of Türkiye), (3) well-established logistics infrastructure with high quality highways, railway networks, airports and seaports enabling nationwide delivery of orders, (4) an increase in the penetration rate of home internet access to 94.1% in 2022 from 92% in 2021, and (5) an increase in individuals purchasing or ordering goods or services for private use online to 46.2% in 2022 from 44.3% in 2021, according to the Information and Communication Technologies Authority, ICTA.

Hepsiburada has been in operation in Türkiye’s e-commerce market since 2000. Hepsiburada has grown to become one of the market leaders in the space, while its competitors either adopted alternative business models or were acquired. For example, Gittigidiyor was launched in 2001 and was subsequently acquired by eBay in 2011. Hepsiburada’s main e-commerce competitors in Türkiye include Trendyol, N11 and Amazon. Trendyol was founded in 2010, initially as an online fashion web-store, but after Alibaba acquired a majority stake in the company in 2018, it has increasingly focused on expanding its product offering across a broader set of categories. N11 (partially owned by SK Group) has operated a competing marketplace business model since its launch in 2012. In 2022, Getir, a Türkiye-based quick delivery player, became a shareholder of N11. Also in 2022, eBay shut down its Gittigidiyor operations in Türkiye. Amazon entered the Turkish market in 2018 and remains focused on implementing its global model. The majority of retail continues to be offline in Türkiye. As a result, offline retailers and omni-channel retailers are regarded as other players in the market. Currently, competition in the financial services sector in Türkiye is fragmented. Different companies are specialized in payments services, consumer financing, digital banking etc.

Our results of operations, in particular our sales of goods revenue and services revenue, as well as our profitability and our GMV, are dependent on the growth in GDP and GDP per capita growth in Türkiye in addition to the growth in the Turkish retail market, e-commerce market penetration and the dynamics of the competitive environment. Elevated inflation and a hyperinflationary operating environment may adversely impact private consumption due to rising living costs.

Inflation and Hyperinflation

The annual consumer price index (CPI) in Türkiye has over the past five years ranged from 8.6% to 85.5%. The CPI increased by 20.3%, 11.8%, 14.6%, 36.1% and 64.3% in 2018, 2019, 2020, 2021 and 2022, respectively, as published by Turkstat. Inflation indicators declined in the first months of 2023 mainly due to base effect and annual CPI inflation was announced as 50.5% in March 2023. The decline in inflation is expected to continue in the first half of 2023 with the year-end inflation forecast being around 37.8%, according to the results of a monthly survey conducted by the Central Bank of the Republic of Türkiye in April 2023.

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not establish an absolute rate when hyperinflation is deemed to arise and IASB does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that assist companies in exercising their judgment as to when restatement of financial statements becomes necessary. These guidelines consist of (i) analyzing the behavior of the population regarding preservation of wealth in non-monetary assets or in relatively stable foreign currency, prices being quoted in terms of a relatively stable currency, interest rates and wages being linked to a price index, and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. In March 2022, the IPTF, which monitors countries experiencing high inflation, categorized Türkiye as a country with projected 36 months’ cumulative inflation rate greater than 100%. Therefore, Turkish companies reporting under IFRS, including us, are required to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022. Under IAS 29, financial statements of an entity that reports in the currency of a hyperinflationary economy should be expressed in terms of the measuring unit current at the end of the reporting period and the amounts for the corresponding periods should also be stated in terms of the measuring unit current at the end of the reporting period. Non-monetary items which are not already expressed in terms of the measuring unit current valid at the end of the reporting period and components of owners’ equity in the statement of financial position, and all items in the statement of profit or loss and other comprehensive income would be restated by applying a general price index. In addition, gains or losses arising from net monetary position would be included in net income under a separate line item and other comprehensive income.

Inflation has an impact on the costs of inventories, which, if they cannot be passed on to customers through increased product prices due to competitive pressures or otherwise, has impacted and may continue to negatively impact our margins. As the seller, we determine product prices for our Direct Sales operations. On our Marketplace, our merchants determine their price levels. Should they prefer, for any reason, to not pass through inflation to customers in their prices, our GMV growth may be slower than the level of inflation. Furthermore, inflationary pressures have and may continue to lead to a deterioration in the purchasing power of our customers. In 2022, this mainly resulted in (i) a tendency among customers for product substitution with more affordable alternatives (i.e., towards lower-priced brands, regardless of whether for sales of essentials or non-essentials), and (ii) partial postponement of purchase decisions for certain categories. Our platform offers a wide range of products with over 163.6 million SKUs as of December 31, 2022. We believe our large catalogue remains as an advantage in our customers’ search for more affordable product alternatives.

In a high inflationary environment, liquidity becomes much more important for our suppliers and merchants. From time to time, we may commit to shorter payment terms to continue securing favorable procurement prices and this practice may become more frequent in a hyperinflationary environment. Furthermore, our merchants may ask us for early payments for cash flow reasons. Accordingly, these may result in an unfavorable decrease in our negative net working capital position.

Our general business practice is to reflect the impact of inflation in our payroll and outsource staff expenses. A substantial portion of our other operating expenses are sensitive to the prevailing inflation although we negotiate and fix some of our unit costs, such as consultancy expenses and insurance policies. Shipping expenses used to be fixed at the beginning of each fiscal year, but given the significant increase in oil prices, an additional inflation adjustment on shipping prices was applied in July 2022. Elevated inflation beyond what we or our business partners envisage at the beginning of the year may result in additional unit cost increases for such expenses. Our profitability remains sensitive to inflation trends throughout the year.

Changes in Regulation in E-Commerce

In 2022, significant amendments were made to the E-Commerce Law, and the E-Commerce Regulation was adopted, which introduced new obligations for electronic commerce intermediary service providers and electronic commerce service providers, such as Hepsiburada, with the aim of preventing unfair competition, a harmful competitive environment and monopolistic commercial practices in the Turkish e-commerce market. We are required to comply with certain obligations set forth in the E-Commerce Law and the E-Commerce Regulation and may face administrative fines in case of any violations. See Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”.

The E-Commerce Law and the E-Commerce Regulation provide for different obligations depending on the annual Net Transaction Volume and number of transactions pertaining to electronic commerce intermediary service providers and electronic commerce service providers. Depending on our annual Net Transaction Volume and number of transactions, the scope of our obligations under the E-Commerce Law and the E-Commerce Regulation may be subject to change, which may materially affect our business.

The provisions of the amendments to the E-Commerce Law and the E-Commerce Regulation that are most likely to be directly relevant to the Company include the following:

●limits on the total amount of advertising and marketing expenditures and customer discounts with the goal to prevent e-commerce platforms from gaining an asymmetric market share through excessive discounts and excessive marketing by using disproportionate economic power. This provision went into effect on January 1, 2023. Currently, we are not subject to any restrictions with respect to advertisement and discount budgets as our Net Transaction Volume does not exceed TRY 45 billion. If our Net Transaction Volume exceeds this threshold and we become subject to advertisement and discount budget restrictions in the upcoming years, we may have to limit our advertisement and discount expenditures, which could directly or indirectly have an adverse impact on our business.
●restrictions on engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing activities within a platform and the provision of last-mile delivery services to third parties. This provision goes into effect on January 1, 2024. At this time, similarly to the above, we do not expect to be subject to restrictions concerning the provision of payments and financial services and last-mile delivery services to third parties as the restrictions apply only to companies whose Net Transaction Volume exceeds TRY 90 billion. However, it is expected that the applicable threshold will be adjusted next year, and our Net Transaction Volume will need to be assessed when the provision goes into effect.
●a ban on the sale of private label products for all e-commerce companies. This provision goes into effect January 1, 2024. Although this ban will require us to discontinue our private label business in its current form, we are reviewing alternatives and do not, in any event, expect this to have a material adverse effect on our results of operations given the immaterial contribution of the private label business to our revenues.

●a prohibition on unfair commercial practices in electronic commerce. Examples of unfair commercial practices under the E-Commerce Law include failing to make payment to the seller within the time specified in the E-Commerce Law, forcing the seller to sell goods or services with special offers, failing to determine the conditions of the commercial relationship with the seller through an intermediation contract and/or making unilateral amendments to such contract to the detriment of the seller, charging a fee from the seller when no service is provided or the type of service provided and the amount/rate of the service fee is not specified in the intermediation contract and, suspending or terminating the service provided to the seller in the absence of any objective criteria in the intermediation contract. In addition, Article 11(6) of the E-Commerce Regulation lists additional practices which would only constitute unfair commercial practices for large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). These provisions went into effect on January 1, 2023.
●a requirement to include mandatory elements of intermediation contracts concluded between electronic commerce intermediary service providers and electronic commerce service providers. The E-Commerce Regulation provides for additional mandatory elements for the intermediation contracts of medium, large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). These provisions went into effect on January 1, 2023. The relevant provisions of intermediation contracts concluded before January 1, 2023 that are not amended to comply with the E-Commerce Regulation within six months will be invalid.
●a new obligation for electronic commerce intermediary service providers operating in Türkiye whose Net Transaction Volume is over TRY 15 billion in a calendar year and the number of transactions (excluding cancellations and returns) is over one hundred thousand, to obtain and annually renew an e-commerce license upon payment of a license fee. The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Volume derived from within Türkiye for the prior calendar year such that the effective license fee applied would be the sum of progressively higher proportions of the electronic commerce intermediary service provider’s Net Transaction Volume exceeding the thresholds specified in the E-Commerce Law. Where the Net Transaction Volume is between TRY 15 billion and TRY 30 billion, the license fee is calculated as the three per ten thousand of the amount exceeding TRY 15 billion. In case Net Transaction Volume is between TRY 30 billion and TRY 45 billion, the license fee is the sum of the above amount, plus five per thousand of the part exceeding TRY 30 billion. This provision goes into effect January 1, 2025. In line with the above, if our Net Transaction Volume stays above TRY 15 billion and the number of our transactions (excluding cancellations and returns) stays over one hundred thousand until January 1, 2025, we will be subject to the obligation to obtain an e-commerce license and pay the relevant license fee. The license fee will materially increase if our Net Transaction Volume passes the threshold of TRY 45 billion.

See “Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.”

Growth, Retention and Engagement of our Customers

Our ability to generate revenues and profits mainly depends on increasing order frequency and customer loyalty as well as expanding our Active Customer base, which, in turn, depend on our success in improving the customer experience through expanded logistics and fulfillment capabilities, developing and improving our platform and offering new products and services. We believe our Hepsiburada brand, hybrid commerce model with a unified 1P and 3P catalogue, and strong customer and merchant value propositions create powerful network effects. As of December 31, 2022, we had 12.2 million Active Customers compared to 11.3 million as of December 31, 2021 and 9.0 million as of December 31, 2020, and for the year ended December 31, 2022, we had a frequency of orders of 6.6 compared to 4.7 in in the year ended December 31, 2021 and 3.9 for the year ended December 31, 2020.

Our increasing selection of products and services, as well as price competitiveness, are other factors that contribute to attracting a growing total Active Customer base and increasing the frequency of orders on our platform, which in turn draws more merchants and further enhances our customer value proposition. As of December 31, 2022, there were over 163.6 million SKUs on our platform (compared to 90.3 million SKUs as of December 31, 2021 and 44.5 million SKUs as of December 31, 2020) across 32 different product categories, including appliances, books & hobbies, fashion & lifestyle, home & garden, supermarket, mobile and technology products.

One of the main drivers of our GMV growth has been the increase in our customers’ frequency of orders. As a result of a larger customer base and wider selection of products, we observed a 39% increase in frequency of orders on our platform to 6.6 in 2022, from 4.7 in 2021 and 3.9 in 2020. Strong customer demand for our digital products contributed to the 39% rise in order frequency. Excluding the orders of digital products, order frequency would have been 5.5 as of December 31, 2022 compared to 4.7 as of December 31, 2021, corresponding to 16% growth. This increase in frequency drove growth in our GMV, which in turn contributed to an increase in our revenues of 6.8% as compared to 2021. In 2021, while we observed a frequency increase of 23%, our revenues declined by 0.8% as compared to 2020 mainly due to the limited pass-through effect of inflation to our average order value.

We are focused on growing our subscription-based loyalty program, Hepsiburada Premium, launched on July 1, 2022, which replaced our previous loyalty program “Loyalty Club”. All memberships in Loyalty Club were canceled in line with the Loyalty Club’s rules in October 2022 and the program was dissolved. Hepsiburada Premium aims to promote increased customer retention, and create sustainable and recurring revenue by increasing the order frequency of our customers. As of December 31, 2022, Hepsiburada Premium members exceeded 615 thousand. These members enjoy access to a wide range of benefits that include free delivery for orders exceeding TRY 25, cashback subject to certain conditions, and free access to an on-demand streaming service, among other things. Hepsiburada Premium members tend to shop more often. We value this program for its higher engagement and order frequency generated among its members. Our data in December 2022 indicate that Hepsiburada Premium customers’ monthly order frequency was 1.7 times the frequency those customers had generated before joining the program.

Moreover, we aim to leverage our deep understanding of our customers’ preferences, which we have developed over our more than 20 years of operation, and our advanced in-house lifecycle management engines powered by artificial intelligence and deep-learning technologies, to drive higher engagement and retention of customers and frequency of transactions on our platform. Adopting new technologies, upgrading our online platform and maintaining and improving our technology infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel, which can result in increased capital expenditure and operational expenses. On the other hand, these initiatives also enable us to grow our customer base and in turn increase order frequency.

Our results of operations, in particular our sales of goods revenue and services revenue, as well as our profitability and our GMV are dependent on our ability to engage with and retain our customer base. We also work to grow our customer base with a priority focus being on increasing customer retention and order frequency.

Number of Merchants and the Product Assortment Offered on our Platform

We believe we are an attractive digital platform for merchants to access consumers across Türkiye. We offer an online platform that had 55.6 million members and 12.2 million Active Customers as of December 31, 2022. Within our Marketplace operations, we believe we have one of the largest merchant bases in Türkiye, with approximately 99.7 thousand Active Merchants as of December 31, 2022. As of the years ended December 31, 2022, 2021 and 2020, our Marketplace, which is based on a 3P model of merchants selling on our platform, represented approximately 67%, 68% and 59% of our total GMV, respectively.

As of December 31, 2022, of our approximately 99.7 thousand Active Merchants, approximately 95.7 thousand were SMEs and the remaining approximately four thousand were key account merchants. Key account merchants enable us to provide products from top brands, high volumes and quality while SMEs provide us with product assortment and variety. In order to ensure high quality standards, we have strict policies that allow us to monitor merchants’ end-to-end operations and performance on our platform.

From 2020 to 2022, our Active Merchant base grew at a CAGR of approximately 49%. The growth in our Active Merchant base enabled us to increase our product selection with competitive pricing. In our Marketplace, we offer a wide assortment of products and intend to continue expanding our catalog to strengthen our position as a one-stop shop for all of our customers’ shopping needs. We organize the listings in our platform in what we believe is an intuitive and easy-to-use directory that facilitates the browsing and viewing of listings. As of December 31, 2022, there were over 163.6 million SKUs on our platform (compared to 90.3 million SKUs in 2021) across 32 different product categories.

We have our toolsets and solutions for our merchants, including Hepsiburada My Business Partner (formerly HepsiPartner). Through Hepsiburada My Business Partner, our merchants can view their transaction summary, handle inventory management, respond to any customer questions, review their financial summary and connect to customer services as well as our training portal (HepsiAkademi). During 2022, over 269 thousand training sessions were completed at HepsiAkademi and we believe those trainings were instrumental in accelerating the integration of our merchants into our platform. In addition, average onboarding speed reduced by 3.8 days in 2022 to approximately 6 days, compared to approximately 10 days in 2021, considering our performances in the fourth quarter of each respective year.

We are continuously upgrading our technology to provide improved performance, increased scale and better integration among our core businesses and complementary value-added services to our merchants. Such value-added services mainly include fulfillment services, last-mile delivery services and advertisement solutions (see Item 4.B. “Business Overview — Strategic Assets” and “Business Overview — Complementary Businesses”). In addition, we facilitate financing to our merchants (in the case of Marketplace) and suppliers (in the case of Direct Sales), enabling them to optimize their cash flow management. Through our supplier and merchant financing service, merchants and suppliers can collect their receivables on a discounted basis (i.e., reduced to account for commission and interest relating to the service) at a date earlier than their original collection date.

Efficiency of our Logistics Infrastructure

We offer an end-to-end ecosystem with full in-house capabilities across fulfillment, logistics and last mile delivery in Türkiye.

Our logistics infrastructure comprises a network of seven fulfillment centers across Türkiye, including our Gebze fulfillment center which is one of the largest dedicated e-commerce operation centers in the region in terms of square meters. Our fulfillment centers, including regional warehouses, encompass a total area of approximately 143 thousand square meters.

We provide last-mile delivery services through HepsiJet. Launched in 2016, HepsiJet provided last-mile delivery logistics across 81 cities in Türkiye as of December 31, 2022, through our seven fulfillment centers, 18 transfer hubs, and 192 cross-docks encompassing an area of 205 thousand square-meters. In 2022, HepsiJet expanded its service offering to include two-man cargo handling under the brand HepsiJet XL. As of December 31, 2022, HepsiJet services were available with around 2,453 carriers (carriers increased by 13% from December 31, 2021 to December 31, 2022). Our carriers (i.e., motorcycle and truck carriers) are independent third parties (i.e., we subcontract carriers who use their own vehicles for this service rather than using our employees or vehicles) and we also subcontract additional carriers as necessary through several delivery services providers. We also have a pick-up & drop-off (PUDO) network of 3,333 parcel lockers and pick-up points in partnership with gas stations, distributor networks of other retailers and service points of other delivery companies, complementing our logistics services.

In 2022, HepsiJet delivered 89% of Direct Sales and 60% of total Marketplace parcels. 83% of Direct Sales delivered by HepsiJet arrived the next day (calculated from acceptance of parcel by HepsiJet to delivery).  HepsiJet’s average delivery times for the years ended December 31, 2022 and 2021 were 1.7 and 2.0 days respectively, as compared to the average delivery time of 2.3 days for 2022 among third-party last mile delivery services providers.

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

Our Ability to Leverage our Growing Scale

Our ability to retain our position in the Turkish e-commerce market is dependent on our ability to retain, grow and expand our core e-commerce business, as well as on our ability to expand our services, particularly lending, affordability solutions and last-mile delivery services to third parties.

In our Marketplace and Direct Sales operations, we believe our ability to retain (i) our leading position based on aided brand awareness of 99% in 2022 (FutureBright Research Brand Health Report), (ii) high levels of traffic (300 million average monthly visits in 2022), and (iii) our wide selection of product offering (over 163.6 million SKUs across 32 different product categories in 2022) has driven our results of operations, in particular our revenues, our profitability and our GMV. To enable this, we have dedicated marketing teams that cover our advertising and marketing needs across all product categories and channels. Our marketing organization is designed to explicitly address brand marketing, customer value management, performance marketing, commercial marketing and influencer marketing functions across teams. In addition, as our business has been driven by technology and data since its inception, we aim to leverage data and technology to provide the best experience to our users. For this purpose, our engineering and technology teams focus on security, availability, scalability and performance of our technology infrastructure while preparing new product features across our website and mobile applications. Our technology department is essential to our ability to implement our strategy and maintain our position in the Turkish e-commerce market.

In addition, we expanded our commerce platform during 2021 and 2022, and developed an ecosystem of services. The ecosystem we have been building includes Hepsipay, HepsiJet, HepsiLojistik, HepsiAd, HepsiGlobal and Hepsiburada Seyahat as of the date of this annual report. We have taken advantage of the natural synergies that exist between our services to increase adoption amongst our customer and merchant base. We believe a greater utilization of our resources will drive further improvements in our unit economics.

Launched in 2016, HepsiJet provides last-mile delivery logistics across 81 cities in Türkiye through our seven fulfillment centers, 18 transfer hubs, 192 cross-docks encompassing an area of 205 thousand square-meters as December 31, 2022. In 2021, HepsiJet expanded its service offering to include two-man cargo handling under the brand HepsiJet XL. Similar to HepsiJet last-mile delivery services, we expect HepsiJet XL to become the primary delivery service provided for two-man cargo handling operations required for deliveries of products purchased through the Hepsiburada platform. We aim to continue to differentiate our customer experience with our nationwide logistics network.

In June 2021, we launched Hepsipay Wallet, which enables instant return and cancellation credit and cashback. It is designed to be a “companion wallet” to mobilize, spend, transfer and save money in a flexible manner across online and offline channels. In 2021, we also took a key step toward tapping into consumer finance by acquiring Hepsifinans, which holds a consumer financing license. This acquisition gives us the ability to offer our customers consumer financing solutions matching their needs, in addition to those offered by leading banks already available through our platform. In the first quarter of 2022, we launched the first end-to-end digital “Buy-Now-Pay-Later” solution for e-commerce in the Turkish market which provides customers the opportunity to complete their purchase and submit payment a month later or in up to 12 monthly installments. We expect to develop additional finance services, first by offering lending to our customers and potentially in the future to other third parties.

Given their levels of maturity, growth rates, and scale, in the long term we believe these investments will enhance our market position and positively impact our total revenue, Gross Contribution and Free Cash Flow. For the year ended December 31, 2023, we anticipate that HepsiJet will account for approximately 8% of total capital expenditure and Hepsipay will account for approximately 16% of total capital expenditure (compared to approximately 4% in 2022). For further discussion on our total capital expenditure in 2022, see “—Capital Expenditures”. Several factors, including demand, the competitive landscape and internal capabilities, may impact our decision to ultimately reconsider, change, or delay our original plans related to these assets. For a discussion of risks related to our strategic assets and complementary businesses, including risks related to future costs, please see “Risk Factors— Risks Relating to Our Business and Industry—We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve profitability going forward.”

COVID-19 Impact

In 2022, the spill-over effect of the COVID-19 pandemic on supply chains has continued. In particular, a significant number of industries have been and continue to be impacted by the global supply shortage of semiconductors, which has led to major delays in the production and delivery of some goods, including consumer electronics and appliances, that we sell on our platform. Some of our merchants and partners have reduced or suspended, or may in the future reduce or suspend, their selling activities due to operational constraints or such global supply chain disruptions.

For a further discussion of COVID-19’s impact on our business and financial performance, see “Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic has negatively affected and may continue to negatively affect certain of our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also materially and adversely affect our business, results of operations or financial condition.”

Seasonality

Our business is affected by seasonality, which historically has resulted in higher sales volumes during the fourth quarter of the year compared to the other quarters, and we expect this to continue. Higher sales during the fourth quarter of the year are mainly attributable to the increased demand for products during the peak New Year season in December, as well as sales during the month of November, which we refer to as “Legendary November”. During Legendary November in 2022, our average daily GMV was roughly 2.6 times our average daily GMV for the remaining 11 months in 2022. As a result of peak seasonal sales, as of December 31 of each year, our cash and cash equivalents balances typically reach an elevated level (other than as a result of cash flows provided by or used in investing and financing activities). This operating cycle results in a corresponding increase in accounts payable, combined with a decrease in inventories, as of December 31st. Our accounts payable balance generally declines during the first month of each year, resulting in a corresponding decline in our cash and cash equivalents balances. We typically experience our lowest sales during the months of July and August due to decreased frequency and traffic on our platform during the summer vacation months. See “—Liquidity and Capital Resources”.

Exchange Rate Volatility

We are exposed to foreign exchange rate risks mainly between Turkish Lira and U.S. dollars. Although our income, expenses, assets and liabilities are primarily denominated in Turkish Lira, we also maintain non- Turkish Lira denominated assets and liabilities, primarily in U.S. dollars. As of December 31, 2022, 2021 and 2020, we maintained Turkish Lira equivalent assets in U.S. dollars of TRY 2,860.1 million, TRY 8,068.5 million and TRY 626.8 million, respectively, primarily consisting of cash, cash equivalents and financial investments. As of the same periods, we maintained Turkish Lira equivalent liabilities in U.S. dollars of TRY 1,110.7 million, TRY 1,067.2 million and TRY 551.4 million, respectively, primarily consisting of trade payables and payables to merchants and due to related parties.

If as of December 31, 2022, 2021 and 2020, the U.S. dollar had strengthened or weakened by 10% against the Turkish Lira, with all other variables held constant, loss before income taxes would have been TRY 174.9 million lower/higher, TRY 700.1 million lower/higher and TRY 7.5 million lower/higher, respectively, in each case as a result of foreign exchange losses/gains on the translation of U.S. dollar assets and liabilities. We do not currently undertake any currency hedging to manage our exposure in Türkiye to changes in foreign exchange rates because such hedging strategies are not available on commercially reasonable terms.

In 2022, the U.S. dollar appreciated 86.9% against the Turkish Lira, on average, as compared to 2021. This has resulted in a TRY 1,512.9 million increase in foreign exchange gains from our U.S. dollar denominated bank deposits (including IPO proceeds) and financial investments. While we continue to hold considerable cash position denominated in U.S. dollars as at the date of this annual report and therefore any further Turkish Lira depreciation would have a positive impact on our audited consolidated financial statements, any sudden and significant changes in foreign exchange rates may have an adverse impact on our operating environment, and consequently our financial condition, revenue and results of operations. As in the case of inflation, the U.S. dollar appreciation has a negative impact on customers’ disposable income if increases in wages and salaries do not match such decline. Furthermore, U.S. dollar appreciation triggers a rise in oil prices, negatively impacting the costs of delivery service for merchants and in our Direct Sales. In addition, U.S. dollar appreciation triggers a rise in prices of nearly any imported good, particularly consumer electronics almost immediately. While such price increases may suggest a cost benefit in Direct Sales over existing inventory, this may decrease consumption levels should consumers’ purchasing power not stay at the same levels.

Russia’s War in Ukraine

Russia has become Türkiye’s second largest trading partner and the largest supplier of natural gas to Türkiye but tensions between Türkiye and Russia have arisen from time to time. Russia commenced a full-scale military invasion of Ukraine in February 2022. In response, a number of countries have imposed sanctions on Russia, select Russian companies and select Russian nationals. Heightened tensions between Türkiye and Russia, the United States or any other international trading partners could lead to instability and negative macroeconomic conditions and the Turkish economy, such as disruption of trading relationships, affecting Türkiye’s anticipated tourism income, energy prices and agricultural commodity prices. See Item 3.D. “Risk Factors—Risks Relating to Türkiye—Risks from events affecting Türkiye’s relationship with Russia and Ukraine.”

Impact of the Recent Earthquakes in Türkiye

On February 6, 2023, two high-magnitude earthquakes, with their epicenter in Kahramanmaraş impacted primarily 11 provinces (with the inclusion of one more province by the authorities following our initial assessment announcement on February 15, 2023) across the southeastern region of Türkiye, directly affecting the lives of around 14 million people.

None of our employees have lost their lives as a result of the disaster. Our physical headquarters and offices, and our Gebze fulfillment center - where most of our employees are based, apart from those working remotely - are located beyond the earthquake zone and hence were unaffected.

Eight out of HepsiJet’s network of 192 cross-dock points (i.e., parcel transfer centers) were directly impacted and require renovation. Our initial assessment indicated that it would be necessary to relocate all of these cross-dock points, but we now understand that with some renovation we are able to restore operations. As of the date of this annual report, nearly 1,950 of the approximately 6,500 Active Merchants on our Marketplace with a registered address in the affected region have requested for their stores to be temporarily suspended.

As expected during natural disasters, we observed a temporary decline in overall customer demand on our platform and in the number of orders received, particularly during the week of February 6, compared to the week prior, and the same week of the prior year. This decline was likely caused by the loss of traffic and demand from the affected region, and our decision to put major marketing campaigns, events and media advertising on hold for two weeks to honor the nation’s mourning. As the overall situation stabilized by mid-March, traffic to our platform recovered to almost pre-earthquake levels. The order trend during this period was relatively volatile which had also recovered to almost pre-earthquake levels by mid-March 2023.

Our financial condition, results of operations and cash flows may fluctuate significantly as a result of a variety of factors, including those described above.

Segments

Our Company is comprised of one reportable segment, namely e-commerce operations. Therefore we do not present any segment information in our audited consolidated financial statements.

Summary Consolidated Financial and Other Data

The summary consolidated statement of comprehensive loss, consolidated balance sheet and consolidated statement of cash flows as of and for the years ended December 31, 2022, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

We present our audited consolidated financial statements in Turkish Lira.

The summary consolidated financial and other data set forth below should be read in conjunction with the other sections of this Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Summary Consolidated Statement of Comprehensive Loss

	Year ended December 31,
	2022	2021	2020
	(audited)	(audited)	(audited)
	(thousand Turkish Lira)
Revenues	16,069,394	15,046,238	15,171,834
Cost of inventory sold	(12,577,307)	(11,796,542)	(11,852,569)
Shipping and packaging expenses	(1,595,728)	(1,899,366)	(1,276,866)
Payroll and outsource staff expenses	(1,790,091)	(1,587,567)	(794,492)
Advertising expenses	(1,765,278)	(2,950,767)	(1,526,765)
Technology expenses	(183,416)	(123,951)	(75,454)
Depreciation and amortization	(512,761)	(386,600)	(301,617)
Other operating income	78,654	159,211	20,890
Other operating expenses	(826,377)	(573,365)	(192,625)
Operating (loss)	(3,102,910)	(4,112,709)	(827,664)
Financial income	1,913,635	4,024,276	249,013
Financial expenses	(1,710,031)	(1,988,906)	(957,143)
Monetary gains/(losses)	(8,144)	56,328	599,208
Loss before income taxes	(2,907,450)	(2,021,011)	(936,586)
Taxation on income	—	—	—
Loss for the year	(2,907,450)	(2,021,011)	(936,586)
Actuarial losses arising on re-measurement of post-employment benefits	(13,982)	(6,658)	(3,312)
Total comprehensive loss for the year	(2,921,432)	(2,027,669)	(939,898)

Summary Consolidated Balance Sheet

	As of December 31,
	2022	2021	2020
	(audited)	(audited)	(audited)
	(thousand Turkish Lira)
Current assets	8,378,150	11,822,790	3,816,650
Non-current assets	1,689,221	1,563,905	741,240
Total assets	10,067,371	13,386,695	4,557,890
Current liabilities	7,745,752	8,217,690	5,937,406
Non-current liabilities	278,931	356,987	214,919
Equity	2,042,688	4,812,018	(1,594,435)
Total equity and liabilities	10,067,371	13,386,695	4,557,890

Summary Consolidated Statements of Cash Flows

	Year ended December 31,
	2021	2020	2019
	(audited)	(audited)	(audited)
	(thousand Turkish Lira)
Cash and cash equivalents at beginning of the year(1)	6,262,951	1,323,982	722,367
Net cash provided by/ (used in) operating activities	428,963	(28,762)	1,096,245
Net cash provided by/ (used in) investing activities	1,095,872	(1,890,907)	(149,527)
Net cash provided by/ (used in) financing activities	(1,474,418)	6,583,825	(225,640)
Net increase in cash and cash equivalents	50,417	4,664,156	721,078
Effects of exchange rate changes on cash and cash equivalents	975,472	1,816,946	(27,332)
Effects of inflation on cash and cash equivalents	(2,029,039)	(1,542,133)	(92,131)
Cash and cash equivalents at end of the year(1)	5,259,801	6,262,951	1,323,982
(1)

“Cash and cash equivalents at beginning of the year” and “Cash and cash equivalents at end of the year” in our consolidated statements of cash flows exclude interest accrual. For a detailed a discussion and reconciliation to “Cash and cash equivalents” in our consolidated balance sheet, see Note 4 to our audited consolidated financial statements included elsewhere in this annual report.

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

	As of, and for the year ended, December 31,
	2022	2021	2020
GMV (TRY in billions) (1)	53.9	52.0	40.4
Marketplace GMV (TRY in billions) (2)	36.0	35.4	23.8
Share of Marketplace GMV (%) (3)	66.7	68.0	59.0
Number of orders (in millions)	80.4	53.5	34.9
Active Customers (in millions)	12.2	11.3	9
Gross Contribution (TRY in thousands) (4) (5)	3,492,087	3,249,696	3,319,265
Gross Contribution Margin (%)	6.5	6.3	8.2
EBITDA (TRY in thousands) (4) (6)	(2,590,149)	(3,726,109)	(526,047)
EBITDA as a percentage of GMV (%)	(4.8)	(7.2)	(1.3)
Free Cash Flow (TRY in thousands) (4) (7)	(415,994)	(417,518)	852,529
Net Working Capital (TRY in thousands) (4) (8)	(4,480,704)	(4,064,693)	(2,554,413)
(1)

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

GMV is the driver of our revenues. From time to time, the proportion between the sales through our Direct Sales and Marketplace businesses may change, which does not impact our GMV but these variations impact our revenues. In our Direct Sales business, we recognize revenues on a gross basis, net of return and cancellation allowances and in our Marketplace business we recognize revenues on a net basis, representing commission fees earned.

Accordingly, we measure the volume of our operations not on the basis of revenues, but rather on the basis of our GMV, which also includes cargo income (related to the products sold over our platform) and returns and cancellations, which are correlated with the volumes of goods sold on our platform.

(2)

References to “Marketplace GMV” are to the total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants. For a discussion of GMV and its use, and the significance of measuring sales through our Marketplace as distinct from our Direct Sales, see footnote (1) above.

(3)

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

(4)

Gross Contribution, EBITDA, Free Cash Flow and Net Working Capital are supplemental measures of our performance that are not required by or presented in accordance with IFRS. See “Presentation of Financial and Other Information — Use of Non-IFRS Financial Measures” and below for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

(5)	References to “Gross Contribution” are to revenues less cost of inventory sold.

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included gross contribution in this annual report because it is a key measure used by our management and board of directors to evaluate our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that Gross Contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the calculation of Gross Contribution for the periods presented.

	For the year ended December 31,
	2022	2021	2020

	(audited)
	(in thousands Turkish Lira)
Revenues(a)	16,069,394	15,046,238	15,171,834
Cost of inventory sold(b)	(12,577,307)	(11,796,542)	(11,852,569)
Gross Contribution	3,492,087	3,249,696	3,319,265
(a)	See “—Components of Our Results of Operations—Revenues.”
(b)	See “—Components of Our Results of Operations—Operating Expenses.”
(6)	References to “EBITDA” are to profit or loss for the period plus taxation on income less financial income plus financial expenses plus depreciation and amortization plus monetary gains/(losses).

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this annual report because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e., the monetary gains/(losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

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

The following table shows the reconciliation of EBITDA to loss for the years presented.

	Year ended December 31,
	2022	2021	2020

	(thousand Turkish Lira)
Loss for the year	(2,907,450)	(2,021,011)	(936,586)
Taxation on income	—	—	—
Financial income	1,913,635	4,024,276	249,013
Financial expenses	(1,710,031)	(1,988,906)	(957,143)
Depreciation and amortization	(512,761)	(386,600)	(301,617)
Monetary gains/(losses)	(8,144)	56,328	599,208
EBITDA	(2,590,149)	(3,726,109)	(526,047)

(7)	References to “Free Cash Flow” are to net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment.

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

The following table shows the reconciliation of Free Cash Flow to net cash provided by operating activities for the periods presented.

	Year ended December 31,
	2022	2021	2020

	(thousand Turkish Lira)
Net cash provided by/ (used in) operating activities	428,963	(28,762)	1,096,245
Capital expenditures(a)	(845,456)	(391,499)	(243,980)
Proceeds from the sale of property and equipment	499	2,743	264
Free Cash Flow	(415,994)	(417,518)	852,529

(a) See Item 5.B. “—Liquidity and Capital Resources—Material Cash Requirements—Capital Expenditures.”

(8)

References to “Net Working Capital” are to current assets (excluding cash, and cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities). Net Working Capital is presented as of December 31, 2022, 2021 and 2020.

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

See Item 5.B. “—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources—Net Working Capital” for a reconciliation of Net Working Capital to current assets and current liabilities.

Components of Our Results of Operations

Revenues

Our revenues consist of:

(i)	sales of goods revenue generated under our 1P-model Direct Sales operations;
(ii)	marketplace revenues (generated under our 3P-model) comprising (a) Marketplace commission, (b) transaction fees and (c) other contractual charges to merchants;
(iii)	delivery services revenue generated under both 3P-model Marketplace and 1P-model Direct Sales operations, as well as delivery services provided to third parties outside of our online platform; and
(iv)	other service revenue generated from the use of our value-added services and from subscription services.

Sales of goods

We generate revenue from sales of goods in our 1P-model Direct Sales operations, for which we purchase goods from our suppliers and sell them to our customers. In our Direct Sales business, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers. Our customers have a right to return goods within 14 days from delivery and we ultimately recognize our sales of goods revenues net of return and cancellation allowances. We estimate future returns for the sales and we recognize a liability for the expected returns, as necessary.

Marketplace revenues

Our marketplace revenues consist of (a) Marketplace commission, (b) transaction fees and (c) other contractual charges to the merchants where:

(a)

Marketplace commission represents commission fees charged to merchants for selling their goods on our Marketplace, where upon sale of the goods, we charge our merchants a fixed rate commission based on the transaction value. We recognize Marketplace commission, net of returns and discounts, at the completion of the order delivery.

(b)	Transaction fees are charged to our merchants for each order received by them through our platform. Such fees are recognized as revenue at the time the order is placed;
(c)	Other contractual charges represent the charges to the merchants for late deliveries and cancelled orders. Such fees are recognized as revenue at the time the contractual rights are established.

Delivery service revenue

The delivery services are charged to our merchants, customers and suppliers, as the case may be, in both Marketplace and Direct Sales operations. Charges for delivery services also include revenue generated from last-mile delivery services to third parties (through our HepsiJet services).

Other service revenue

Other service revenue primarily comprises advertising revenue, fulfillment revenue, subscription services revenue and other commission revenues.

Operating expenses

Our operating expenses comprise (a) cost of inventory sold, (b) shipping and packaging expenses, (c) payroll and outsource staff expenses, (d) advertising expenses, (e) technology expenses, (f) depreciation and amortization, (g) other operating expenses and (h) other operating income; where:

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
(c)

Payroll and outsource staff expenses primarily consist of all payroll and related expenses in addition to costs related to our outsourced personnel, however, payroll expenses for certain employees in the technology team who are responsible for website development are capitalized in our financial statements. Therefore our payroll and outsource staff expenses excludes costs related to such employees;

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

(g)

Other operating expenses consists of expenses related to several legal cases, utilities, consultancy, rent expenses, credit card processing, insurance, vehicle fuel, credit card chargebacks, internet line, irrecoverable value added tax, maintenance expenses, stationary, travel, provision for doubtful receivables and other expenses; and

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

Monetary gains/(losses)

Monetary gains/(losses) on the net monetary position is derived as the difference resulting from the restatement of non-monetary assets, owners’ equity and items in the statements of comprehensive loss and the adjustment of index linked assets and liabilities.

Taxation on income

Taxation on income consists of tax calculated at the enacted tax rate, the effect of disallowable expenses, and deferred income tax assets not recognized. We are subject to Turkish corporate income tax, and set aside tax provisions in our financial statements for the estimated charge based on our results for the period. Corporate tax is applicable to the taxable corporate income, which is calculated based on the statutory accounting profit by adding back the non-deductible expenses, and by deducting the tax-exempt earnings, other exempt income and other deductions (e.g., losses in previous periods, investment incentives utilized and specific allowances). The corporate income tax rate in Türkiye for 2023 amounts to 20%, which represents a decrease of 300 bps from the rate of 23% in 2022. As a result, any taxable corporate income recognized in 2023 will be subject to a rate of 20%. In addition, we are not subject to the one-time earthquake tax for the 2022 accounting period which amounts to a rate of 10% on exemption and deduction amounts applied on corporate income and on the tax base within the reduced corporate tax rate and to a rate of 5% on income subject to the participation income exemption and on exempt income obtained from abroad and certified to bear a tax burden of at least 15%. However, any amendments to the tax legislation or subsequent practice of tax authorities may require us to pay an earthquake tax in the future, including retroactively for the 2022 accounting period.

A.Operating Results

Results of Operations

Below are our results of operations for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
	2022	2021	2020
	(audited)	(audited)	(audited)
	(in thousands Turkish Lira)
Revenues	16,069,394	15,046,238	15,171,834
Cost of inventory sold	(12,577,307)	(11,796,542)	(11,852,569)
Shipping and packaging expenses	(1,595,728)	(1,899,366)	(1,276,866)
Payroll and outsource staff expenses	(1,790,091)	(1,587,567)	(794,492)
Advertising expenses	(1,765,278)	(2,950,767)	(1,526,765)
Technology expenses	(183,416)	(123,951)	(75,454)
Depreciation and amortization	(512,761)	(386,600)	(301,617)
Other operating income	78,654	159,211	20,890
Other operating expenses	(826,377)	(573,365)	(192,625)
Operating (loss)	(3,102,910)	(4,112,709)	(827,664)
Financial income	1,913,635	4,024,276	249,013
Financial expenses	(1,710,031)	(1,988,906)	(957,143)
Monetary gains/(losses)	(8,144)	56,328	599,208
Loss before income taxes	(2,907,450)	(2,021,011)	(936,586)
Taxation on income	—	—	—
Loss for the year	(2,907,450)	(2,021,011)	(936,586)
Items that will not be reclassified to profit or loss:
Actuarial losses arising on re-measurement of post-employment benefits	(13,982)	(6,658)	(3,312)
Total comprehensive loss for the year	(2,921,432)	(2,027,669)	(939,898)

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Below is our revenues, broken down by source, for the years ended December 31, 2022 and 2021 and as a percentage of total revenues:

	Year ended December 31,
	2022		2021		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Sales of goods	12,584,303	78.3	12,192,784	81.0	391,519	3.2
Marketplace revenues	1,702,271	10.6	1,208,854	8.0	493,417	40.8
Delivery services revenue	1,487,089	9.3	1,485,113	9.9	1,976	0.1
Other	295,731	1.8	159,487	1.1	136,244	85.4
Revenues	16,069,394	100.0	15,046,238	100.0	1,023,156	6.8

Our revenues increased by TRY 1,023,156 thousand, or 6.8%, to TRY 16,069,394 thousand in the year ended December 31, 2022 from TRY 15,046,238 thousand in the year ended December 31, 2021. This increase was primarily attributable to a TRY 493,417 thousand or 40.8% increase in Marketplace revenues to TRY 1,702,271 thousand in 2022 compared to TRY 1,208,854 thousand in 2021. Sales of goods increased by 3.2% to TRY 12,584,303 thousand in 2022 compared to TRY 12,192,784 thousand in 2021. Meanwhile, other service revenue, which mainly consisted of HepsiAd and HepsiLojistik revenue streams, grew by 85.4% to TRY 295,731 thousand in 2022 compared to TRY 159,487 thousand in 2021. Delivery services revenue remained nearly flat year-on-year at TRY 1,487,089 thousand in 2022 compared to TRY 1,485,113 thousand in 2021.

In 2022, number of orders increased by 50.4% while the average order value decreased by 31.0% compared to 2021. The 31.0% decrease in average order value was mainly due to (i) the tendency for customers to substitute products with more affordable alternatives (i.e., towards lower-priced brands, regardless of whether for sales of essentials or non-essentials), (ii) the limited and/or time-lagged pass-through effect of inflation on our average selling prices, (iii) the shift in GMV mix towards non-electronic categories which have a lower average selling price and (iv) the rise in digital goods sales in 2022 which have a lower average order value compared to our overall average order value (in contrast to its upward impact on the number of orders). Meanwhile, higher sales volumes through 1P compared to 2021 as well as our strategic decision to improve profitability, and therefore cut back on customer discounts (which are deducted from the 1P and 3P revenues), had a positive impact on revenue growth, which was 6.8% in 2022 compared 2021.

The decline in our average order value (as further detailed above), which was partially offset by the impact of cutbacks on customer discounts, resulted in a 3.2% increase in sales of goods revenue compared to 2021.

The 40.8% increase in Marketplace revenues compared to 2021 was mainly due to cutbacks on customer discounts despite the decline in our average order value (as further detailed above) and higher sales volumes through 1P.

The 0.1% increase in delivery services revenue compared to 2021 was mainly due to several factors which offset the 2022 rises in unit delivery service charges. Such factors included the following: (i) the rise in inflation rate in the first half of 2022 was faster compared to the increase in our unit delivery service charges at the start of 2022 (i.e., in January) and (ii) the number of parcels delivered remained flat in 2022 compared to 2021.

The TRY 136,244 thousand increase in other service revenue was mainly driven by the increase in HepsiAd (our advertising platform) and HepsiLojistik (our fulfillment services provider) revenue streams. In 2022, HepsiAd continued to penetrate our merchant base with its advertisement offering. Similarly, since its launch in early 2021, HepsiLojistik continued to expand, serving 751 merchants by the end of 2022.

Operating expenses

Below are our operating expenses, broken down by category, for the years ended December 31, 2022 and 2021 and as a percentage of total revenue:

	2022		2021		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Cost of inventory sold	(12,577,307)	78.3	(11,796,542)	78.4	(780,765)	6.6
Shipping and packaging expenses	(1,595,728)	9.9	(1,899,366)	12.6	303,638	(16.0)
Payroll and outsource staff expenses	(1,790,091)	11.1	(1,587,567)	10.6	(202,524)	12.8
Advertising expenses	(1,765,278)	11.0	(2,950,767)	19.6	1,185,489	(40.2)
Technology expenses	(183,416)	1.1	(123,951)	0.8	(59,465)	48.0
Depreciation and amortization	(512,761)	3.2	(386,600)	2.6	(126,161)	32.6
Other operating income	78,654	(0.5)	159,211	(1.1)	(80,557)	(50.6)
Other operating expenses	(826,377)	5.1	(573,365)	3.8	(253,012)	44.1
Operating expenses	(19,172,304)	119.3	(19,158,947)	127.3	(13,357)	0.1

Our operating expenses increased by TRY 13,357 thousand, or 0.1%, to TRY 19,172,304 thousand for the year ended December 31, 2022 from TRY 19,158,947 thousand for the year ended December 31, 2021. This increase was mainly due to an increase of TRY 780,765 thousand, or 6.6%, in cost of inventory sold, a 44.1% increase in other operating expenses, a 12.8% increase in payroll and outsource staff expenses, a 32.6% increase in depreciation and amortization, a 48.0% increase in technology expenses and a 50.6% decrease in other operating income. This increase was partially offset by a 40.2% decrease in advertising expenses and a 16.0% decrease in shipping and packaging expenses.

The increase of TRY 780,765 thousand, or 6.6%, in our cost of inventory sold was primarily due to a TRY 391,519 thousand increase in our Direct Sales business and higher inflation impact on cost of inventory sold in 2022 compared to 2021.

The TRY 303,638 thousand, or 16.0%, decline in shipping and packaging expenses was mainly due to a TRY 230,886 thousand decline in shipping expenses of our Hepsiburada Market business which changed its operating model in favor of minimal operational involvement. This decrease was partially offset by the rise in unit shipping charges by the cargo companies in line with inflation.

The TRY 202,524 thousand, or 12.8%, rise in payroll and outsource staff expenses was mainly due to a 28% increase in the average number of full-time employees (excluding those employees who are employed for the development of our website and whose costs are capitalized as per IFRS) in 2022 compared to 2021, along with the impact of the annual and mid-year salary rises. Share-based payment expenses in 2022 (covering a provision for the equity-settled portion of compensation, that includes a vesting condition-based plan and a performance target-based plan) was TRY 152,102 thousand compared to TRY 431,571 thousand in 2021 (covering a provision for the cash and equity settled portions of compensation, that includes the vesting condition based plan). This decrease was mainly due to the cash settled provision made in 2021, which did not recur in 2022.

The TRY 1,185,489 thousand, or 40.2%, decline in advertising expenses was mainly due to continued marketing efficiency efforts. Our customer segment-based acquisition strategy, marketing channel optimization through further investing into cost effective channels, as well as category specific optimizations supported efficiency in overall marketing expenditure. As an outcome of the new E-Commerce Law (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”); the Company may have to limit the total amount of advertising and marketing expenditures and customer discounts in upcoming years if and when the Company exceeds the threshold that triggers advertisement and discount budget restrictions.

The TRY 59,465 thousand, or 48.0%, increase in technology expenses was mainly due to an increase in our headcount which triggered higher software license fees, investments in new software solutions to enhance customer experience in line with our efforts to provide superior customer experience and the appreciation of the U.S. dollar against the Turkish Lira in 2022.

The TRY 126,161 thousand, or 32.6%, increase in depreciation and amortization was mainly due to the increase in additions to the intangible assets associated with website development costs.

Other operating income, which mainly includes withholding tax return income and ADS depositary service income, decreased by TRY 80,557 thousand, or 50.6%, to TRY 78,654 thousand in the year ended December 31, 2022 from TRY 159,211 thousand in December 31, 2021. This decline was largely attributable to the decrease in withholding tax return income, partially offset by higher ADS depositary service income collected under the depositary service agreement for a seven-year period between the Company and depositary bank and which is recognized as income on a pro-rata basis.

Other operating expenses which mainly include insurance, provision for legal cases, legal expenses, consultancy and other service costs increased by TRY 253,012 thousand, or 44.1%, to TRY 826,377 thousand for the year ended December 31, 2022 from TRY 573,365 thousand for the year ended December 31, 2021. This increase was mainly due to a higher legal provision expenses, increase in insurance expenses and higher utility expenses in 2022 compared to 2021. The provision expense relating to the settlement of previously disclosed class action lawsuits amounted to TRY 280,660 thousand in 2022 (Turkish Lira equivalent of $13,900 thousand) compared to a TRY 209,484 thousand provision expense for the Competition Authority investigation in 2021. The provision expense relating to the Turkish Capital Markets Board fee expenses amounted to TRY 23,745 thousand in 2022.

Financial income

Our financial income decreased by TRY 2,110,641 thousand, or 52.4%, to TRY 1,913,635 thousand in 2022 compared to TRY 4,024,276 thousand in 2021. This was mainly driven by a TRY 2,327,031 thousand decrease in foreign currency exchange gains from our U.S. dollar denominated bank deposits and financial investments. The appreciation of U.S. dollar / TRY rates accelerated during 2022 resulting in 44.1% appreciation as of December 31, 2022 when compared to December 31, 2021 (vs. 76.8% appreciation as of December 31, 2021 compared to December 31, 2020). The decrease in foreign exchange gains was also due to a decline in U.S. dollar denominated banks deposits and financial investments balance.

Financial expenses

Our financial expenses decreased by TRY 278,875 thousand, or 14.0%, to TRY 1,710,031 thousand in 2022 compared to TRY 1,988,906 thousand in 2021, primarily attributable to a TRY 114,472 thousand decrease in commission expenses due to early collection of credit card receivables as a result of changes to our free-of-charge credit card installment offers. Meanwhile, we recorded a TRY 179,508 thousand decrease in foreign currency exchange losses from our U.S. dollar denominated trade payables due to 44.1% appreciation of the U.S. dollar against the Turkish Lira as of December 31, 2022 when compared to December 31, 2021 (vs. 76.8% appreciation as of December 31, 2021 compared to December 31, 2020).

Monetary gains/(losses)

Our monetary gains/(losses) position decreased by TRY 64,472 thousand, or 114.5%, to TRY 8,144 thousand monetary losses in 2022 from a TRY 56,328 thousand monetary gains in 2021. The decline in monetary gains was mainly due to the change in net monetary position in favor of monetary assets in 2022.

Net loss for the year

As a result of the factors discussed above, net loss for the year increased by TRY 886,439 thousand, or 43.9%, to TRY 2,907,450 thousand in 2022 from TRY 2,021,011 thousand in 2021.

EBITDA

For the year ended December 31, 2022, EBITDA was negative TRY 2,590,149 thousand, compared to negative TRY 3,726,109 thousand in 2021, corresponding to negative 4.8% EBITDA as a percentage of GMV in 2022. This corresponded to a 2.4 percentage point improvement in EBITDA as a percentage of GMV in 2022 compared to 2021. This improvement was driven by a 0.2 percentage point rise in Gross Contribution Margin, a 2.4 percentage point decline in advertising expenses and a 0.7 percentage point decline in shipping and packaging expenses as a percentage of GMV, and was partially offset by a 0.3 percentage point rise in payroll and outsource staff expenses and a 0.6 percentage point rise in other operating expenses, net as a percentage of GMV.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Below is our revenue, broken down by source, for the years ended December 31, 2021 and 2020 and as a percentage of total revenue:

	Year ended December 31,
	2021		2020		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Sales of goods	12,192,784	81.0	12,626,610	83.2	(433,826)	(3.4)
Marketplace revenues	1,208,854	8.0	1,428,141	9.4	(219,287)	(15.4)
Delivery services revenue	1,485,113	9.9	1,058,058	7.0	427,055	40.4
Other	159,487	1.1	59,025	0.4	100,462	170.2
Revenues	15,046,238	100.0	15,171,834	100.0	(125,596)	(0.8)

Our revenues decreased by TRY 125,596 thousand, or 0.8%, to TRY 15,046,238 thousand in the year ended December 31, 2021 from TRY 15,171,834 thousand in the year ended December 31, 2020. This decrease was primarily attributable to a TRY 433,826 thousand, or 3.4%, decline in revenue from sales of goods to TRY 12,192,784 thousand in 2021 from TRY 12,626,610 thousand in 2020 as well as a TRY 219,287 thousand, or 15.4%, decline in Marketplace revenues to TRY 1,208,854 thousand in 2021 from TRY 1,428,141 thousand in 2020, which was partially offset by a TRY 427,055 thousand, or 40.4%, increase in our delivery services revenue to TRY 1,485,113 thousand in 2021 from TRY 1,058,058 thousand in 2020. Other service revenue increased to TRY 159,487 in 2021 from TRY 59,025 in 2020.

The decrease in our revenues was primarily attributable to the limited pass-through effect of inflation to our average order value despite the growth in the number of Active Customers to 11.3 million as of December 31, 2021, up from 9.0 million as of December 31, 2020 (representing an increase of 25.6%), and the increase in the number of orders to 53.5 million for the year ended December 31, 2021 from 34.9 million for the year ended December 31, 2020 (representing an increase of 53.4%). In our business model, the change in average order value and the inflation rate are not fully correlated. Generally, the pass-through effect of inflation is more evident in categories such as grocery, food and fast-moving consumer goods (FMCG) which form a limited portion of our GMV. In other categories, factors including but not limited to inventory carryover and competitive market dynamics also affect the decision of sellers on the platform where and to what extent the inflation impact is reflected. The annual CPI as at the end of the third quarter of 2021 was 19.6% and increased to 19.9% in October 2021, 21.3% in November 2021 and sharply to 36.1% in December 2021. For the year ended December 31, 2021, our average sale price increase was lower than the level of announced annual CPI for the year. Despite the increase in the annual CPI in the fourth quarter of 2021, our average sale price increase was lower, mainly due to continued sale of inventory on hand, shift in customer demand for more affordable alternatives (i.e., towards lower-priced brands, regardless of whether sales are of essentials or non-essentials), partial holdback in purchase decisions for certain categories and high campaign season during the fourth quarter of 2021.

Our revenue from sales of goods and Marketplace revenues decreased by 3.4% and 15.4%, respectively. In addition to the limited pass-through effect of inflation to our average order value, the shift in sales volume in favor of Marketplace and granting 5.7 times the amount of customer discounts in 2021 compared to 2020 in response to a slowdown in market growth and intensified competition. Having strengthened its presence in the market with coverage of 81 cities, HepsiJet gradually expanded its delivery volume for third parties to optimize its capacity utilization. This also contributed to the growth of our delivery service revenue.

The 3.4% decline in sales of goods revenue was mainly due to higher sales volumes through our Marketplace compared to 2020 and higher customer discounts given in 2021 compared to 2020 in response to the slowdown in market growth rate and intensified competition.

The 15.4% decline in Marketplace revenue was mainly due to higher customer discounts, particularly in the third quarter of 2021. Because customer discounts are deducted from the revenues, our annual Marketplace revenue in 2021 remained almost flat compared to the 2020.

The 40.4% increase in delivery services revenue was mainly due to the rises in unit delivery service charges as well as higher sales volumes through Marketplace during 2021 compared to 2020, where we generate higher delivery service revenue compared to those we generate from our Direct Sales (1P) operations.

The TRY 100,462 thousand increase in other service revenue is mainly driven by the increase in HepsiAd (our advertising platform) and HepsiLojistik (our fulfillment services provider) revenue streams. In 2021, HepsiAd continued to penetrate our merchant base with its advertisement offering. Similarly, since its launch in early 2021, HepsiLojistik continued to expand, serving 191 merchants by the end of 2021.

Operating expenses

Below are our operating expenses, broken down by category, for the years ended December 31, 2021 and 2020 and as a percentage of total revenue:

	2021		2020		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Cost of inventory sold	(11,796,542)	78.4	(11,852,569)	78.1	56,027	(0.5)
Shipping and packaging expenses	(1,899,366)	12.6	(1,276,866)	8.4	(622,500)	48.8
Payroll and outsource staff expenses	(1,587,567)	10.6	(794,492)	5.2	(793,075)	99.8
Advertising expenses	(2,950,767)	19.6	(1,526,765)	10.1	(1,424,002)	93.3
Technology expenses	(123,951)	0.8	(75,454)	0.5	(48,497)	64.3
Depreciation and amortization	(386,600)	2.6	(301,617)	2.0	(84,983)	28.2
Other operating income	159,211	(1.1)	20,890	(0.1)	138,321	662.1
Other operating expenses	(573,365)	3.8	(192,625)	1.3	(380,740)	197.7
Operating expenses	(19,158,947)	127.3	(15,999,498)	105.5	(3,159,449)	19.7

Our operating expenses increased by TRY 3,159,449 thousand, or 19.7%, to TRY 19,158,947 thousand for the year ended December 31, 2021 from TRY 15,999,498 thousand for the year ended December 31, 2020. The increase in our operating expenses in 2021 was mainly due to a 93.3% increase in advertising expenses, 99.8% increase in payroll and outsource staff expenses, 48.8% increase in shipping and packaging expenses, 197.7% increase in other operating expenses, 28.2% increase in depreciation and amortization and a 64.3% increase in technology expenses. This increase was partially offset by a 662.1% increase in other operating income and a 0.5% decrease in cost of inventory sold.

The TRY 56,027 thousand, or 0.5%, decrease in our cost of inventory sold was primarily due to a TRY 433,826 thousand decline in our Direct Sales business, partially offset by the inflation impact.

The TRY 622,500 thousand, or 48.8%, increase in shipping and packaging expenses was mainly driven by the 53.4% increase in number of orders and approximately 25% rise in delivery fee per unit applied by our delivery partners. Due to the rising share of our own last-mile delivery service (HepsiJet) in total delivery volume in 2021, the growth of shipping and packaging expenses was slower than the compounded impact of the increase in number of orders and unit prices and the increase in delivery fee per unit.

Payroll and outsource staff expenses increased by TRY 793,075 thousand, or 99.8%, mainly due to the 59% increase in the number of full-time and outsourced employees (excluding those employees who are employed for the development of our website and whose costs are capitalized as per IFRS) hired for core operations and for our strategic assets, along with the impact of an approximately 19% increase in annual salary expense and the TRY 43,022 thousand increase in annual bonus accrual. Share-based payment expenses booked in 2021 at an amount of TRY 431.6 million (covering the payment for both the cash settled part and the provision for expense for share-based payment award), as compared to nil in 2020, also contributed to the total rise in payroll and outsource staff expenses.

Our advertising expenses increased TRY 1,424,002 thousand, or 93.3%, as we continued investment in our brand and growth drivers (number of Active Customers, frequency of purchases per Active Customer, number of Active Merchant, and number of products and services offered). While we achieved strong improvement in all growth drivers, GMV growth became costlier as compared to prior years due to a more intense competitive environment, particularly in the second half of 2021, as both the need for advertising and the unit cost of advertising continued to increase.

The TRY 48,497 thousand, or 64.3%, increase in technology expenses was mainly due to an increase in our headcount which triggered higher license fees, investments in new software solutions to enhance customer experience in line with our efforts to provide superior customer experience and the appreciation of the U.S. dollar against the Turkish Lira in 2021.

The TRY 84,983 thousand, or 28.2%, increase in depreciation and amortization was mainly due to the increase in additions to intangible assets associated with website development costs and the depreciation of right of use assets resulting from new leases for the expansion of Hepsijet.

Other operating income, which mainly includes withholding tax return income and ADS depositary service income, increased by TRY 138,321 thousand, or 662.1%, to TRY 159,211 thousand for the year ended December 31, 2021 from TRY 20,890 thousand for the year ended December 31, 2020. This increase was largely attributable to the increase in withholding tax return income and ADS depositary service income collected under the depositary service agreement for a seven-year period between the Company and depositary bank and which is recognized as income on a pro-rata basis.

Other operating expenses, which mainly includes insurance, provision for Competition Authority investigation, consultancy and other service costs, increased by TRY 380,740 thousand, or 197.7%, to TRY 573,365 thousand for the year ended December 31, 2021, from TRY 192,625 thousand for the year ended December 31, 2020. This increase was largely attributable to the provision for Competition Authority investigation, an increase in rising insurance and consultancy expenses in relation to the IPO process and services related to being a publicly listed company.

Financial income

Our financial income increased by TRY 3,775,263 thousand, or 1,516%, to TRY 4,024,276 thousand for the year ended December 31, 2021 from TRY 249,013 thousand for the year ended December 31, 2020. This increase was primarily attributable to the increase in foreign exchange gains as a result of the 26.6% appreciation of the U.S. dollar against the Turkish Lira as compared to 2020 from our U.S. dollar denominated bank deposits and financial investments, which increased primarily as a result of the IPO proceeds of US$ 469.3 million.

Financial expenses

Our financial expenses increased by TRY 1,031,763 thousand, or 107.8%, to TRY 1,988,906 thousand for the year ended December 31, 2021 from TRY 957,143 thousand for the year ended December 31, 2020. This increase was primarily attributable to a TRY 539,836 thousand increase in foreign exchange losses from our U.S. dollar denominated trade payables due to the significant appreciation of the U.S. dollar against the Turkish Lira as compared to 2020. The increase in our financial expenses was also due to a TRY 415,407 thousand increase in commission expenses related to early collection of credit card receivables due to: (i) the rise in annual effective interest rates, (ii) the increase in our GMV and (iii) shorter collection days compared to 2020.

Monetary gains/(losses)

Our monetary gains/(losses) decreased by TRY 542,880 thousand, or 90.6%, to a TRY 56,328 thousand monetary gains in 2021 from a TRY 599,208 thousand monetary gains in 2020. The decline in monetary gains was mainly due to the change in net monetary position in favor of monetary assets in 2021.

Net loss for the year

As a result of the factors discussed above, net loss for the year increased by TRY 1,084,425 thousand, or 115.8%, to TRY 2,021,011 thousand in 2021 from TRY 936,586 thousand in 2020.

EBITDA

For the year ended December 31, 2021, EBITDA was negative TRY 3,726,109 thousand, compared to negative TRY 526,047 thousand in 2020. This corresponds to a 5.9 percentage points decline in EBITDA as a percentage of GMV in 2021 compared to 2020. This was driven by 2.0 percentage points decrease in Gross Contribution Margin, 1.9 percentage points rise in advertising expenses, 1.1 percentage points rise in payroll and outsource staff expenses, 0.5 percentage points rise in shipping and packaging expenses and 0.4 percentage rise in other operating expense items.

B.Liquidity and Capital Resources

Current Sources of Liquidity and Capital Resources

Our principal source of liquidity is the revenue generated from our Marketplace and Direct Sales operations, the revenue generated from our new revenue streams including off-platform delivery service revenue, advertising revenue through HepsiAd, subscription revenue through Hepsiburada Premium and fulfilment services revenue; the cash received from IPO proceeds and uncommitted available credit limits from Turkish banking institutions.

As of December 31, 2022, we had cash and cash equivalents of TRY 5,266,008 thousand and financial investments of TRY 17,557 thousand, compared to cash and cash equivalents TRY 6,264,371 thousand and financial investments of TRY 1,902,328 thousand as of December 31, 2021. Our cash and cash equivalents comprise cash in hand, bank deposits and highly liquid assets, the original maturity of which is less than three months. Our financial investments are financial assets measured at fair value and consist of Turkish Lira based mutual funds as of December 31, 2022. See Note 5 to our audited consolidated financial statements included elsewhere in this annual report for further details. We held around 54% of our cash and cash equivalents (equivalent to USD 152,082 thousand) in U.S. dollars as of December 31, 2022 while the remaining 46% was held in Turkish Lira. The percentage of cash and cash equivalents that is held in U.S. dollar may change from time to time in line with the Group’s cash management policy. Our Registration Statement (File No. 333-256654) was declared effective by the SEC on June 30, 2021. On July 6, 2021, we completed our IPO with the delivery of 65,251,000 ADSs, each representing one Class B ordinary share, including 8,511,000 ADSs sold upon full exercise by the underwriters of their option to purchase additional ADSs, at a public offering price of $12.00 per ADS. We issued 41,670,000 ADSs in our IPO and received approximately USD 469.3 million in net proceeds from our IPO after deducting underwriting commissions and discounts and the IPO expenses payable by us.

We maintain available line of credit limits with various banks that can be used in obtaining cash, letters of guarantee and cash for payments to suppliers. We generate negative working capital as a result of our operating model. See Note 23 to our audited consolidated financial statements included elsewhere in this annual report.

In order to have access to financing, we maintain credit limits with various Turkish banks. As of December 31, 2022 our total uncommitted credit limits amounted to TRY 2,642,045 thousand, available for cash and non-cash (i.e., letters of credit) utilizations as well as supplier and merchant financing operations. See Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing.” As of December 31, 2022 and December 31, 2021, our bank borrowings under these credit limits amounted to TRY 23,973 thousand and TRY 317,343 thousand, respectively, all of which were short-term borrowings.

The following table summarizes our borrowings as of December 31, 2022, 2021 and 2020:

	As of December 31,
	2022	2021	2020

	(in thousands Turkish Lira)
Short-term bank borrowings	13,049	317,343	776,658
Long-term bank borrowings	10,924	—	—
Total bank borrowings	23,973	317,343	776,658

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing facilities as well as for a short-term liquidity source if and when required in the ordinary course of our operations. See Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing.” As of December 31, 2022, supplier and merchant financing facilities represented TRY 818 thousand of our short-term bank borrowings and the remainder pertained to other short-term bank borrowings utilized as a resource for liquidity.

Given the seasonality in our operations, historically, we would draw on short-term loans in the first quarter of the year (due to decreased sales after year-end and to provide a source of liquidity) and repay a substantial amount in the second half of the year (as we generate cash through our operations). Due to this cycle, a significant portion of the utilized amounts are not outstanding as of the relevant balance sheet date. In 2021 and 2022, given significant IPO proceeds, we did not draw a significant amount on short-term loans. As of December 31, 2022, our short-term borrowings amounted to TRY 12.2 million (excluding supplier and merchant financing loans). As a result of a decision of the BRSA dated June 24, 2022 (the “BRSA Decision”), companies whose total foreign currency assets exceed a certain limit set out by the BRSA have been restricted from borrowing Turkish Lira from banks. We are subject to these restrictions given that our foreign-currency cash assets exceed the limits set out in the BRSA Decision.

All of our bank borrowings are denominated in Turkish Lira and are utilized under Turkish law governed general credit agreements with standard terms. As of December 31, 2022, the average annual effective interest rate for our bank borrowings was 21.3% and the average annual effective interest rate for supplier and merchant financing loans was 22.7% while these rates in 2021 were 23.25% and 25.19%, respectively.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
	2022	2021	2020

	(in thousands Turkish Lira)
Cash and cash equivalents at beginning of the year	6,262,951	1,323,982	722,367
Net cash provided by/(used in) operating activities	428,963	(28,762)	1,096,245
Net cash provided by/(used in) investing activities	1,095,872	(1,890,907)	(149,527)
Net cash provided by/(used in) financing activities	(1,474,418)	6,583,825	(255,640)
Net increase in cash and cash equivalents	50,417	4,664,156	721,078
Effects of exchange rate changes on cash and cash equivalents	975,472	1,816,946	(27,332)
Effects of inflation on cash and cash equivalents	(2,029,039)	(1,542,133)	(92,131)
Cash and cash equivalents at end of the year	5,259,801	6,262,951	1,323,982

Net cash provided by / (used in) operating activities

Net cash provided by operating activities for 2022 comprised a TRY 2,907,450 thousand net loss (2021: net loss of TRY 2,021,011 thousand), a positive TRY 503,524 thousand change in net working capital (2021: TRY 858,877 thousand) and a TRY 2,832,889 thousand change in other (comprising non-cash items such as provisions and depreciation expenses, as well as non-operating items such as financial income and expenses) (2021: TRY 1,133,372 thousand). Net cash provided by operating activities rose by TRY 457,725 thousand to TRY 428,963 thousand in 2022 as compared to negative TRY 28,762 in 2021. This increase was mainly due to a TRY 2,222,017 thousand increase in change in inventories, supported by a TRY 848,904 thousand increase in other assets and receivables and a TRY 255,134 thousand decrease in change in contract liabilities and merchant advances. The increase was partially offset by a TRY 2,934,247 thousand decrease in change in trade payables and payables to merchants, a TRY 258,181 thousand decrease in change in trade receivables and a TRY 262,558 thousand decrease in change in other liabilities.

Net cash provided by operating activities for 2021 comprised a TRY 2,021,011 thousand net loss (2020: net loss of TRY 936,586 thousand), a positive TRY 858,877 thousand change in net working capital (2020: TRY 806,186 thousand) and a TRY 1,133,372 thousand change in other (comprising non-cash items such as provisions and depreciation expenses, as well as non-operating items such as financial income and expenses) (2020: TRY 1,267,288 thousand). Net cash provided by operating activities decreased by TRY 1,125,007 thousand to negative TRY 28,762 thousand in 2021 as compared to TRY 1,096,245 in 2020. This decrease was mainly due to a TRY 279,423 thousand decrease in change in inventories, supported by a TRY 455,400 thousand decrease in other assets and receivables. and a TRY 187,632 thousand increase in change in contract assets. The decrease was partially offset by a TRY 217,903 thousand increase in change in trade payables and payables to merchants and a TRY 187,632 thousand increase in change in contract assets. and a TRY 106,041 thousand increase in change in trade receivables.

Net cash provided by / (used in) investing activities

In 2022, net cash from investing activities changed by TRY 2,986,779 thousand to an inflow of TRY 1,095,872 thousand from an outflow of TRY 1,890,907 thousand in 2021. This change was primarily due to the proceeds from sale of financial investments amounting to TRY 3,195,140 thousand despite a TRY 453,957 thousand increase in tangible and intangible assets acquisitions for our growing operations.

In 2021, net cash used in investing activities increased by TRY 1,741,380 thousand to TRY 1,890,907 thousand from TRY 149,527 thousand in 2020. The increase was mainly due to the purchase of financial investments amounting to TRY 1,651,789 thousand and a TRY 147,519 thousand increase in our tangible and intangible asset acquisitions for our growing operations.

Net cash provided by / (used in) financing activities

In 2022, net cash from financing activities changed by TRY 8,058,243 thousand to an outflow of TRY 1,474,418 thousand from an inflow of TRY 6,583,825 thousand in 2021. This change was primarily due to the receipt of IPO proceeds of TRY 8,263,758 thousand upon completion of our IPO in July 2021 not being repeated in 2022.

In 2021, net cash provided by financing activities increased by TRY 6,809,465 thousand to TRY 6,583,825 thousand from negative TRY 225,640 thousand in 2020. The increase was mainly due to proceeds in an amount of TRY 8,263,758 thousand upon the completion of our IPO in July 2021. The increase was partially offset by a TRY 370,596 thousand net increase in relation to lease and interest payments.

Free Cash Flow

References to Free Cash Flow are to net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment. See “—Key Indicators of Operating and Financial Performance and Non-IFRS Measures”.

For the year ended December 31, 2022, our Free Cash Flow changed to an outflow of TRY 415,994 thousand from an inflow of TRY 417,518 thousand in 2021. This change was mainly driven by a TRY 457,725 thousand increase in net cash provided by operating activities despite a TRY 453,957 thousand increase in tangible and intangible assets acquisitions for our growing operations. See “—Net cash provided by / (used in) operating activities” for further information.

For the year ended December 31, 2021, our Free Cash Flow changed to an outflow of TRY 417,518 thousand from an inflow of TRY 852,529 thousand in 2020. This change was mainly driven by a TRY 1,125,007 thousand decrease in net cash provided by operating activities despite a TRY 147,519 thousand increase in tangible and intangible assets acquisitions for our growing operations. See “—Net cash provided by / (used in) operating activities” for further information.

Net Working Capital

References to “Net Working Capital” are to current assets (excluding cash and cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

	As of December 31,
	2022	2021	2020

	(in thousands Turkish Lira)
Current assets	8,378,150	11,822,790	3,816,650
Cash and cash equivalents	(5,266,008)	(6,264,371)	(1,324,792)
Financial investments	(17,557)	(1,902,328)	—
Current liabilities	(7,745,752)	(8,217,690)	(5,937,406)
Bank borrowings, current	13,049	317,343	776,658
Lease liabilities, current	157,414	179,563	114,477
Net Working Capital	(4,480,704)	(4,064,693)	(2,554,413)

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. See “—Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures” and “Presentation of Financial and Other Information” for more information.

Net Working Capital was negative TRY 4,480,704 thousand as of December 31, 2022 compared to negative TRY 4,064,693 thousand as of December 31, 2021. The TRY 416,011 thousand change in negative net working capital was mainly driven by a TRY 295,121 thousand increase in trade receivables, a TRY 786,338 thousand decrease in trade payables and payables to merchants, a TRY 1,087,999 thousand decrease in inventories, a TRY 226,456 thousand increase in other current assets and a TRY 177,496 thousand increase in provisions.

Net Working Capital was negative TRY 4,064,693 thousand as of December 31, 2021 compared to negative TRY 2,554,413 thousand as of December 31, 2020. The TRY 1,510,280 thousand change in negative net working capital was mainly driven by a TRY 2,147,207 thousand increase in trade payables and payables to merchants, a TRY 1,116,726 thousand increase in inventories and a TRY 209,183 thousand increase in provisions.

Our trade payables and payables to merchants mainly include trade payables to retail suppliers (for merchandise purchased for our 1P-model business) and trade payables to service providers and to merchants (representing payables related with the products delivered by our merchants to our customers). As of December 31, 2022, our trade accounts payable and payables to merchants amounted to TRY 5,886,538 thousand. Our trade payables and payables to merchants decreased by TRY 786,338 thousand, compared to December 31, 2021, mainly due to a higher volume of inventory procurements in the fourth quarter of 2021 and increased service payables such as advertising, shipping and other operational expenses, whereas the inventory level had significantly declined as at December 31, 2022. As of December 31, 2021, our trade accounts payable and payables to merchants amounted to TRY 6,672,876 thousand. Our trade payables and payables to merchants increased by TRY 2,147,207 thousand, compared to December 31, 2020, mainly due to a higher volume of inventory procurements in the fourth quarter of 2021 and increased service payables such as advertising, shipping and other operational expenses.

As of December 31, 2022, the average maturity of our outstanding trade payables and payables to merchants were 57 days for suppliers and 21 days for merchants compared to 42 days and 21 days, respectively as of December 31, 2021. The increase in the average maturity of outstanding trade payables from 42 to 57 days was mainly due to a decrease in inventory procurement and discontinued inventory purchases with shorter payments, in line with our efforts to reach sustainable inventory levels. As a result, our trade payable balance also decreased. As of December 31, 2021, the average maturity of our outstanding trade payables and payables to merchants were 42 days for suppliers and 21 days for merchants compared to 53 days and 21 days, respectively as of December 31, 2020. The decline in the average maturity of outstanding trade payables from 53 to 42 days was mainly due to our continued inventory purchases in December 2021 with shorter payment terms for Direct Sales operations to mitigate our exposure to global supply chain shortages and to secure adequate supplies for sales on our platform in the first quarter of 2022. Therefore, our inventory balance as at December 31, 2021 was TRY 1,116,726 thousand higher than it was on December 31, 2020.

Our trade receivables mainly include trade receivables related to cheques received through corporate sales, credit card receivables, receivables from suppliers (receivables under rebate invoices issued to the suppliers where our rebate receivables from a supplier exceed the payables owed to that specific supplier at the reporting date and the net receivable from that specific supplier is classified in trade receivables), Buy-now-pay-later receivables and receivables of HepsiJet from its customers. As of December 31, 2022, our trade receivables amounted to TRY 664,221 thousand, compared to TRY 369,100 thousand as of December 31, 2021, mainly due to buy-now-pay-later and corporate sales receivables.

As of December 31, 2022, the increase in other current assets was mainly due to an increase in deferred VAT balance. As of December 31, 2021, the increase in other current assets was mainly due to an increase in deferred VAT balance and prepaid expenses. As of December 31, 2022, the increase in provisions was mainly due to the provision relating to the settlement of previously disclosed class action lawsuits. As of December 31, 2021, the increase in provisions was mainly due to the provision relating to the competition board investigation.

The average maturity of our trade payables exceeds the average maturity of our trade receivables and due to our high rate of inventory turnover, we maintained a negative net working capital position as of December 31, 2022 and December 31, 2021, respectively.

The continued negative net working capital position is mainly due to the use of cash to pay the following:

•	operating expenses such as:
o	advertising expenses (TRY 1,765,278 thousand, TRY 2,950,767 thousand and TRY 1,526,765 thousand for the years ended December 31, 2022, 2021 and 2020 respectively),
o	shipping and packaging expenses (net of delivery service revenues) (TRY 108,639 thousand, TRY 414,253 thousand and TRY 218,808 thousand for the years ended December 31, 2022, 2021 and 2020 respectively),
o	payroll and outsource staff expenses (TRY 1,790,091 thousand, TRY 1,587,567 thousand and TRY 794,492 thousand for the years ended December 31, 2022, 2021 and 2020 respectively),
•	capital expenditures (TRY 859,833 thousand, TRY 414,091 thousand and TRY 243,980 thousand for the years ended December 31, 2022, 2021 and 2020 respectively, also see “— Capital Expenditures”).

Material Cash Requirements

As of December 31, 2022, December 31, 2021 and December 31, 2020, our outstanding debt (including trade payables, bank borrowings and lease liabilities) was TRY 6,172.9 million, TRY 7,337.2 million and TRY 5,624.3 million, respectively. Our current investments mainly focus on capital expenditures, which we expect to increase in 2023 in Turkish Lira terms due to the anticipated depreciation of the Turkish Lira, a rise in inflation and the expansion of our strategic assets. See “—Capital Expenditures” below.

Inflationary price increases impacting the cost of inventories, payroll costs, shipping costs, and other operating expenses have put, and are expected to continue to put increasing pressure on our cash requirements. Additionally, the high inflationary environment in Türkiye may result in a decline in customer demand which may lead to a decrease in our GMV compared to our plans and accordingly we may consider offering higher customer discounts to stimulate any slowdown in demand which may lead to a lower Gross Contribution. Consequently, we may require additional funding from sources other than our operations for working capital needs.

We may consider inorganic growth opportunities to expand our operations. Such acquisitions may result in additional cash requirement and funding.

Our BNPL product and our planned consumer financing product will result in additional cash requirements which we aim to finance mainly through bank borrowings and securitizations as much as macroeconomic and market conditions will allow. In addition, we plan to launch our off-platform payments and affordability solutions, which will require both capital expenditures and marketing investments to introduce this new proposition to our clients and merchants in the market, while we continue enhancing our on-platform affordability solutions.

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

The following table summarizes our capital expenditures for the years ended December 31, 2022, 2021 and 2020:

	As of December 31,
	2022	2021	2020

	(in thousands Turkish Lira)
Website development costs	586,727	283,977	144,228
Furniture and fixtures	148,621	87,851	62,875
Acquired software and rights	66,528	23,041	31,152
Leasehold improvements	13,491	16,631	4,257
Motor vehicles	38,655	1,685	—
Other	5,811	906	1,467
Total capital expenditures(1)	859,833	414,091	243,980
(1)

For 2022 and 2021, total capital expenditure reported in our statements of cash flow does not reconcile with the total capital expenditure noted in this table due to the capitalization of personnel bonus provision related to direct employee costs which amounted to TRY 28,134 thousand and TRY 22,593 thousand as of December 31, 2022 and 2021, respectively.

For the years ended December 31, 2022, 2021 and 2020, our capital expenditures were TRY 859,833 thousand and TRY 414,091 thousand and TRY 243,980 thousand, respectively. Of the TRY 445,756 thousand and TRY 170,011 thousand increase in 2022 and 2021, respectively, TRY 302,750 thousand and TRY 139,749 thousand increases were due to the increase in website development costs primarily consisting of the costs of employees who are employed for the development of our website and whose costs are capitalized as per IFRS. Our capital expenditures related to the development of our strategic assets in 2022 was mainly for the expansion of HepsiJet. In 2022 and 2021, capital expenditures for HepsiJet amounted to approximately 13% and 15% of our total capital expenditure, respectively.

For the year 2023, we expect a continued increase in our capital expenditure in Turkish Lira terms mainly due to (i) our larger technology employee base working on website development and whose costs are capitalized, (ii) roughly 20% of total capital expenditure being in U.S. dollar such as notebooks, PCs, other IT equipment where we expect approximately 45% appreciation of the U.S. dollar against the Turkish Lira in 2023, (iii) our expected inflation level at around 45% for the full year 2023 and (iv) higher investment in our strategic assets primarily for product development of Hepsipay and technological advancements and automation for HepsiJet. For the year ended December 31, 2023, we anticipate that Hepsipay will account for approximately 16% of total capital expenditure (compared to approximately 4% in 2022) and HepsiJet will account for approximately 8% of total capital expenditure (compared to approximately 13% in 2022).

As at December 31, 2022, outstanding purchase commitments, primarily for the purchase of information technology equipment and other services, amounted to approximately TRY 323,051 thousand, of which TRY 204,771 thousand is payable within less than 12 months and the remaining TRY 118,280 thousand is payable within 1 to 5 years.

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

In the short-term, we believe that our current cash, cash equivalents and cash expected to be generated from operations will be sufficient to meet our obligations given our priority on becoming a profitable company. We have developed our strategic priorities, which emphasize differentiating assets (including logistics services and affordability solutions), customer loyalty, offering payment, lending and last-mile services to third parties and overall cost optimization. We believe these strategic priorities will support our path towards profitability.

We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Given the dynamic nature of the market we operate in, the volatility in the capital markets, the current status of our business, rising inflation and interest rates, supply chain challenges, as well as the uncertainty due to the war between Russia and Ukraine, we are currently unable to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macroeconomic conditions set forth above persist a sustained period of time. See also Item 3.D. “Risk Factors— Risks Relating to Our Business and Industry—We may need to raise additional funds to finance our future capital needs including investing in growth and technology, which may prevent us from growing our business.” We believe that our focus on becoming a profitable company will continuously support our long-term cash requirements.

The current economic environment and market conditions could limit our ability to borrow funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. Additional debt would result in increased financial expenses.

In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, restructuring plans or strategic options in relation to our strategic assets, renegotiating for more favorable payment terms with our suppliers and monitoring inventory turnover levels closely to ensure an optimum inventory level at any point in time. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. We cannot, however, assure you that any such options will materialize or be available to us on commercially acceptable terms or at all.

Indemnification Agreement

On April 11, 2022, we entered into indemnification agreements with some of our directors and executive committee members that comprised our senior management in 2022, as approved by the general assembly of shareholders on June 24, 2022. Such indemnification agreements represent off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that we believe are material to investors. For more information on our indemnification agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Directors’ and Officers’ Indemnification and Insurance Arrangements,” and Exhibit 4.7 hereto.

C.Research and Development, Patents and Licenses, etc.

We carry out our research and development activities at our two R&D Centers, located in Istanbul and certified by the Turkish Ministry of Science, Industry, and Technology. Our projects encompass a wide range including recommendation engines, search engines, customer personalization, payment systems, as well as fraud prevention.

Along with our existing trademarks and pending trademark filings, certain components of our website and mobile applications, including the design, codes, website and mobile application contents, images, software integrations and interfaces are under copyright protection under Turkish copyright regulations. As of December 31, 2022, we held three patents in Türkiye as D-Market and one patent as HepsiJet. As of the same date, we also had nine pending patent applications as D-Market and six pending patent applications as HepsiJet. See Item 4.B. “Information on the Company—Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Not applicable.

For a discussion of our significant accounting estimates and assumptions, see Note 2.2 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to TCC and our articles of association.

Board of Directors

As of the date of this annual report, our board of directors is composed of nine members. The following table sets forth the name, age, position and expiration of current term for the members of our board of directors as of the date of this annual report. Unless otherwise stated, the business address of all directors is Kuştepe Mahallesi Mecidiyeköy Yolu Cadde no: 12 Kule 2 K2 Şişli Istanbul, Türkiye.

Name	Age	Position	Expiry of term
Hanzade Vasfiye Doğan Boyner(1)	50	Chairwoman	May 25, 2024
Erman Kalkandelen(2)	41	Deputy Chair	May 25, 2024
Vuslat Doğan Sabancı(1)	52	Board Member	May 25, 2024
Tolga Babalı	47	Board Member	May 25, 2024
Mehmet Murat Emirdağ (3)	44	Board Member	May 25, 2024
Tayfun Bayazıt	65	Board Member (Independent)	May 25, 2024
Halil Cem Karakaş(4)	48	Board Member (Independent)	May 25, 2024
Ahmet Fadıl Ashaboğlu(4)	51	Board Member (Independent)	May 25, 2024
Stefan Gross-Selbeck(5)	55	Board Member (Independent)	May 25, 2024
(1)	Hanzade Vasfiye Doğan Boyner and Vuslat Doğan Sabancı are siblings.
(2)

Erman Kalkandelen is the representative of Franklin Templeton Turkey. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Post-IPO Shareholder Agreement—Governance and Management of the Company”. His business address is Ferko Signature, Buyukdere Caddesi no: 175 Levent 34398 Istanbul, Türkiye.

(3)

Mehmet Murat Emirdağ stepped down as CEO effective December 31, 2022 but remains a member of our board of directors and, starting on January 1, 2023, has served as a senior officer under an employment agreement with the Company. As of May 1, 2023, Mr. Emirdağ transitioned to an advisory role under a consultancy agreement with the Company.

(4)

Halil Cem Karakaş and Ahmet Fadıl Ashaboğlu were appointed as independent members of our board of directors with effect from May 20, 2022. Their appointments were approved by our shareholders at the Company’s annual general assembly on June 24, 2022.

(5)

Effective as of January 2, 2023, Dr. Stefan Gross-Selbeck was appointed as an independent board member. The appointment of Mr. Gross-Selbeck will be submitted to the approval of Hepsiburada’s shareholders at the Company’s annual general assembly to be held in 2023.

The following changes to the Company’s board of directors and committees took place during the period from January 1, 2022 to December 31, 2022:

●	Mr. Erol Çamur and Mr. Halil Korhan Öz resigned effective May 20, 2022. On that date, Dr. Halil Cem Karakaş and Mr. Ahmet Fadıl Ashaboğlu were appointed as independent directors (such appointments were approved by our shareholders on June 24, 2022).
●	Mr. Cemal Ahmet Bozer resigned effective January 2, 2023 after a term of 6 years. On that date, Dr. Stefan Gross-Selbeck was appointed as an independent director (such appointment will be submitted for shareholder approval at the Company’s annual general assembly to be held in 2023).
●	Mr. Cemal Ahmet Bozer and Mr. Halil Korhan Öz stepped down from the Audit Committee effective June 24, 2022. On that date, Mr. Ahmet Fadıl Ashaboğlu and Dr. Halil Cem Karakaş were appointed to the Audit Committee.
●	Mr. Cemal Ahmet Bozer stepped down from the Risk Committee effective June 24, 2022. On that date, Mr. Ahmet Fadıl Ashaboğlu was appointed to the Risk Committee.
●	Mr. Cemal Ahmet Bozer and Mr. Tayfun Bayazıt stepped down from the Corporate Governance Committee effective June 24, 2022. On that date, Mr. Ahmet Fadıl Ashaboğlu and Dr. Halil Cem Karakaş were appointed to the Corporate Governance Committee.

The following is a brief summary of the business experience of our directors and of their board committee memberships.

Hanzade Vasfiye Doğan Boyner

Committee memberships: None

Hanzade Vasfiye Doğan Boyner is our founder and has served as the chair of our board of directors since she founded Hepsiburada in 2000. Ms. Doğan is an experienced entrepreneur and leader of e-commerce and technology businesses as well as blue-chip companies. In 2002, Ms. Doğan founded Nesine, one of Türkiye’s leading sports betting platforms, and currently holds the position of chairwoman. From 2003 to 2007, Ms. Doğan was the chairwoman of Doğan Publishing, Türkiye’s largest publishing company in terms of circulation at the time. From 2006 to 2010, Ms. Doğan was first a board member and then the chairwoman of Petrol Ofisi, Türkiye’s main fuel-products distribution company and second largest corporation by revenue throughout that period.

Ms. Doğan is the founding board member and served as the Vice-Chairwoman of Global Relations Forum between 2009 and 2020. She has been a member of the Brookings Institute Board of Trustees since 2014. Ms. Doğan is a regular participant at the World Economic Forum and a Committee Member of the Digital Platforms and Ecosystems Initiative. Between 2012 and 2022, Ms. Doğan served as the chairwoman of the Aydın Doğan Foundation, a not-for-profit organization with a social mobility mission and currently serves as a board member.

Ms. Doğan holds a Bachelor’s degree in Economics from the London School of Economics and a Master of Business Administration from Columbia University where she continues to serve as a member of the Business School Board of Overseers.

Erman Kalkandelen
Committee memberships: None

Erman Kalkandelen has served as a member of our board since August 2020. Mr. Kalkandelen currently serves as the CEO and Chairman of Franklin Templeton Turkey. Mr. Kalkandelen previously co-managed the Templeton Emerging Market Small Cap strategy.He is currently heading the private equity practice of Franklin Templeton in Türkiye and CEE and focusing mainly on the technology industry. He is a member of the board of directors of Netlog Lojistik, Gözde Girişim and Gozde Tech Ventures, Fibabanka, Şok Marketler, Bleckmann, Penta Teknoloji and Bizim Toptan.

Mr. Kalkandelen holds a Master of Business Administration, with honors, from Sabanci University. During his MBA, he also studied strategic management at the Warrington School of Business Management, Florida University and graduated with honors from the Labor Economics Department of the Political Sciences Faculty, Ankara University.

Vuslat Doğan Sabancı

Committee memberships: None

Vuslat Doğan Sabancı has been a member of our board of directors since 2020. Ms. Sabancı has over twenty years of experience in publishing and media. From 2004 to 2008, she served as the CEO of Hürriyet Publishing, Türkiye’s foremost newspaper group, and as publisher from 2008 to 2018, during which time Hürriyet became a widely read and influential newspaper and Türkiye’s largest digital content company. Prior to joining Hürriyet, Ms. Sabancı worked at The New York Times and The Wall Street Journal. Ms. Sabancı founded Hürriyet Emlak, one of Türkiye’s leading real estate websites in 2016, and has been chairwoman since 2019. Ms. Sabancı sits on the board of a number of companies, including Doğan Group. Ms. Sabancı is a lifetime honorary board member of the International Press Institute (IPI) and serves on the Advisory Board of Columbia University’s Global Centers, as well as on the Columbia Global Leadership Council.

In 2006, Ms. Sabancı received UN Grand Award for outstanding achievement for her social justice campaigns. She is Vice President of the not-for-profit Aydın Doğan Foundation and a founding board member of Turkish Businesswomen Association and the not-for-profit organization Endeavor Türkiye.

Ms. Sabancı holds a Bachelor’s degree in Economics from Bilkent University and completed her graduate studies in International Media and Communications at Columbia University’s School of International and Public Affairs.

Tolga Babalı

Committee memberships: Risk Committee, Corporate Governance Committee

Tolga Babalı has been a member of our board of directors since May 2021. As of 2023, Mr. Babalı also serves as a senior officer under an employment agreement with the Company. Since 2008, he has held several management roles in Doğan Holding and related companies in the Doğan Group and, between August 2017 and March 2023, Mr. Babalı served as a member of the executive committee of Doğan Holding, with responsibility for financial and operational management. He continues to serve as a board member in a number of Doğan Group companies.

Prior to joining the Doğan Group, Mr. Babalı worked for the Tax Inspection Board and Revenue Administration at the Ministry of Finance of Türkiye from 1998 to 2008.

Mr. Babalı holds a Bachelor’s degree in Economics from Gazi University, Ankara, and is certified as a Sworn-in Certified Public Accountant and an Independent Auditor.

Mehmet Murat Emirdağ

Committee memberships: None

Mehmet Murat Emirdağ served as our Chief Executive Officer (CEO) from February 1, 2019 until December 31, 2022 and is currently a member of our board of directors. Starting on January 1, 2023, Mr. Emirdağ has served as a senior officer under an employment agreement with the Company. As of May 1, 2023, he transitioned to an advisory role under a consultancy agreement with the Company.

Prior to Hepsiburada, Mr. Emirdağ held different executive and management roles at leading companies such as Instacart, Zynga, Microsoft and Unilever.

Mr. Emirdağ holds a Master of Business Administration from Columbia Business School and holds degrees in Chemical Engineering and Mechanical Engineering from Bosphorus University in Istanbul.

Tayfun Bayazıt

Committee memberships: Audit Committee (Chair), Risk Committee

Tayfun Bayazıt has been a member of our board of directors since July 2021 as an independent board member. After having received a BS degree in Mechanical Engineering (1980) and an MBA from Columbia University, New York, (Finance and International Business - 1983), Mr. Bayazıt started his banking career at Citibank in 1983.

He subsequently worked in executive positions within Çukurova Group for 13 consecutive years (Yapı Kredi as Senior EVP and Executive Committee Member, Interbank as CEO, Banque de Commerce et de Placements S.A. Switzerland as President and CEO). In 1999, he was appointed as Vice Chairman of Doğan Holding and an Executive Director of Dışbank. In 2001, he assumed the CEO position at Dışbank. In 2003, he was also appointed Chairman and was requested to remain as CEO of Fortis Türkiye and the region in July 2005 after its acquisition. Subsequently, he was elected as Chairman of Fortis in 2006.

Mr. Bayazıt came back to Yapı Kredi in 2007 (at which time Yapı Kredi was owned by a joint venture of the UniCredit and the Koç Group) as CEO and two years later he was elected as Chairman. He served as chairman of all Yapı Kredi subsidiaries including Yapı Kredi Sigorta (property and casualty insurance) and Yapı Kredi Emeklilik (private pension and life) for 4 years. Yapı Kredi was the fourth largest high street bank in Türkiye with subsidiaries in Holland, Bahrain and Russia, actively involved in mortgage lending among other individual banking activities with a strong digital focus.

Mr. Bayazıt left this post in August 2011 to set up his own firm “Bayazit Consulting Services.” He was then elected as the Country Chairman for MarshMcLennan Group (Marsh, Mercer and Oliver Wyman exist in Türkiye) in September 2012 and serves on the board of directors of MLP Care (healthcare) and Coca Cola Icecek (bottling and distribution) as an independent director. He is also a board member at Aydem Enerji and Boyner companies.

He is a member of TUSIAD (Turkish Industrialists and Businessmen Association) High Advisory Board and takes an active role in other non-governmental organizations such as the World Resources Institute, Corporate Governance Association of Türkiye. He is a member of the board of trustees of Bosphorus University and Turkish Education Volunteers Foundation.

Halil Cem Karakaş

Committee memberships: Audit Committee, Corporate Governance Committee (Chair)

Dr. Halil Cem Karakaş joined our board of directors in May 2022 as an independent board member. Dr. Karakaş is an industrial restructuring leader in global snacking industry. He has led large scale restructuring and growth programs in biscuit and chocolate industries building and rationalizing several dozen manufacturing plants around the world as well as leading omni-channel market entry programs. Latest, Dr. Karakaş was the founding CEO of Pladis, the largest European biscuit player and one of the largest snacking companies globally. Prior to that Dr. Karakaş held CEO and CFO roles in Yıldız Group and Erdemir Group of Türkiye. Dr. Karakaş is the executive chairman of Aran Ard Teoranta and Rudi’s Organic, the fastest growing European and North American free-from bakery players.

Dr. Karakaş has a Bachelor’s degree in management from Middle East Technical University, Master’s degree in business administration in finance from Massachusetts Institute of Technology and a Doctorate degree in finance from Istanbul University.

Ahmet Fadıl Ashaboğlu

Committee memberships: Audit Committee, Risk Committee (Chair), Corporate Governance Committee

Ahmet Fadıl Ashaboğlu joined our board of directors in May 2022 as an independent board member. He began his career as a Research Assistant at MIT in 1994, followed by various positions in capital markets within UBS Warburg, New York (1996-1999). After serving as a management consultant at McKinsey & Company, New York (1999-2003), Ahmet Fadıl Ashaboğlu moved back to Türkiye and joined Koç Holding as Finance Group Coordinator in 2003. He was appointed as Group Chief Financial Officer at Koç Holding in 2006 and served in that position until April 2022. Ahmet Fadıl Ashaboğlu is currently a board member of Mavi, Yapı Kredi Bank, Koç Financial Services, Koç Finansman, Sirena Marine and DP Eurasia N.V.

Ahmet Fadıl Ashaboğlu holds a BSc degree from Tufts University and a Master of Science degree from Massachusetts Institute of Technology (MIT), both in Mechanical Engineering.

Stefan Gross-Selbeck

Committee memberships: None

Dr. Stefan Gross-Selbeck joined our board of directors in January 2023 as an independent board member. Dr. Gross-Selbeck has over twenty years of experience in senior leadership roles including as a CEO and held a number of board memberships. Dr. Gross-Selbeck is a Senior Partner and Managing Director of the Boston Consulting Group and has since January 2023 been serving as Global Topic Leader Climate Technologies. Dr. Gross-Selbeck previously served as the Global Managing Partner of BCG Digital Ventures, the corporate venture arm of Boston Consulting Group and as Managing Partner for their European operations. Prior to joining BCG Digital Ventures in 2014, Dr. Gross-Selbeck served as CEO of New Work SE (formerly known as XING AG), a leading social network for professionals in Europe, between 2009 - 2013. He also had different management roles at eBay, ProSiebenSat1 and Boston Consulting Group GmbH. Dr. Gross-Selbeck is a member of the advisory boards of the German Startup Association and several ventures built by BCG Digital Ventures.

Dr. Gross-Selbeck holds an MBA from INSEAD and has a PhD in law from University of Konstanz, Germany. He studied law and economics at the Universities of Freiburg, Lausanne, Montpellier and Cologne.

Board Diversity Matrix

Our philosophy regarding diversity of candidates for the board of directors is to identify, nominate and elect the most qualified individuals available to us, regardless of race, creed, sexual orientation, nationality, ethnic, language and religion.

Board Diversity Matrix
Country of Principal Executive Offices:	Türkiye
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9

	Female	Male		Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Board of Directors Members	2	7		-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			-
LGBTQ+			-
Did Not Disclose Demographic Background			-

Legal Proceedings Relating to Directors

Our founder and chairwoman Hanzade Vasfiye Doğan Boyner was a board member at Petrol Ofisi A.Ş. (a major fuel company in Türkiye which was listed on Borsa İstanbul until 2014) (“Petrol Ofisi”), as a representative of Doğan Holding A.Ş., which was entitled to a seat on the board of Petrol Ofisi, a position she only held between May 2007 and December 2010. Following an investigation covering the period between 2004 and 2007, an investigation report was prepared in 2010 by inspectors of the Customs Ministry of the Republic of Türkiye (“2010 Customs Investigation”) alleging that Petrol Ofisi deliberately misreported information relating to the total value of 56 import units of oil cargo imported between 2004 and 2007 in order to evade value added taxes of a total of approximately $1.2 million. This amount constituted less than 0.02% of the total taxes paid by Petrol Ofisi in the four years covered by the 2010 Customs Investigation. A total of three of the 56 import units of oil cargo within the scope of the 2010 Customs Investigation were imported during the time in which Ms. Doğan was a board member of Petrol Ofisi. The alleged tax evasion for such three units of oil cargo corresponded to less than $15,000 in alleged value added tax evasion.

Approximately six years following the conclusion of Ms. Doğan’s board membership at Petrol Ofisi, in March 2016, an Istanbul prosecutor submitted an indictment (the “2016 Indictment”), which was prepared based on the 2010 Customs Investigation. As per the 2016 Indictment, a total of 47 executives and board members, including among others, Aydın Doğan (the honorary chairman of Doğan Holding) and Ersin Özince (the former chairman of İş Bank, one of Türkiye’s largest banks), neither of whom had any executive positions at Petrol Ofisi between 2004 and 2007, were accused of establishing an illegal organization for the purpose of engaging in criminal activities and violating Turkish anti-smuggling law (specifically, being involved in and financing an organization linked to claims of evasion of taxes on oil products). Doğan Holding is a family owned Turkish conglomerate, and until its full exit from the industry in May 2018, was one of Türkiye’s largest media and broadcasting groups at the time of the 2016 Indictment, founded by Aydın Doğan, the father of our Founder.

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

In addition to the 2016 Indictment prepared by the Public Prosecutor on the basis of the alleged findings in the 2010 Customs Investigation, five customs offices (at various locations in Türkiye into which the 56 units of cargo were imported) notified Petrol Ofisi for the payment of the unpaid value added taxes as well as the penalties. Subsequently, Petrol Ofisi sought to cancel these payment notifications by filing five administrative lawsuits in the relevant courts (“Tax Lawsuits”). As of the date of this annual report, three of the Tax Lawsuits have been completed with decisions in favor of Petrol Ofisi and are not subject to further appeal. Ms. Doğan and her legal advisors believe that the remaining two lawsuits are also likely to be resolved in favor of Petrol Ofisi, which would evidence the lack of any breach of tax or customs regulations alleged in the 2010 Customs Investigation (which was the basis of the 2016 Indictment).

As of the date of this annual report, the hearings relating to the charges contained in the 2016 Indictment continue, and although more than six years have passed since the start of the proceedings, the Istanbul 1st High Criminal Court still has not completed the taking of initial statements from all defendants. Under Turkish law, the initial statements must be taken before the court can proceed. The next hearing of the court is scheduled for October 26, 2023. Ms. Doğan, her legal advisors and our management believe the allegations are entirely without merit. However, in case of an adverse result, she may be required to step down from her position as a director of the Company. See “Risk Factors — Risks Relating to Our Business and Industry — We depend upon our Founder, our senior management, our IT specialists and other talented employees to grow, operate and improve our business; if we fail to retain our Founder as a result of ongoing litigation or if we fail to attract, retain and motivate key personnel or if we do not successfully manage the transition associated with our new CEO, our business could be adversely affected.”

Senior Management

Our executive officers are responsible for the management and representation of our Company and were appointed by our board of directors.

The table below lists our senior management team, and sets forth certain information regarding each member of our senior management as of the date of this annual report:

Name(1)	Age	Position
Nilhan Onal (2)	44	Chief Executive Officer (“CEO”)
Halil Korhan Öz	53	Chief Financial Officer (“CFO”)
Erkin Aydın	47	Chief Executive Officer of Hepsi Finansal Danışmanlık A.Ş.
Esra Beyzadeoğlu (3)	45	Chief Customer Experience and People Officer (“CEPO”)
Murat Büyümez (4)	37	Chief Commercial Officer (“CCO”)
Ender Özgün (5)	41	Chief Marketing Officer (“CMO”)
Alexey Shevenkov (6)	39	Chief Technology Officer (“CTO”)
Mehmethan Yallagöz	52	Chief Logistics Officer (“CLO”)
(1)	The business address for each of our officers is Kuştepe Mahallesi Mecidiyeköy Yolu Cadde no: 12 Kule 2 K2 Şişli Istanbul, Türkiye.
(2)	Effective as of January 1, 2023, Ms. Nilhan Onal assumed the position of CEO.
(3)

Effective as of January 2, 2023, the responsibilities of the Chief People & Culture Officer, a position held by Ms. Esra Beyzadeoğlu, were expanded to include customer experience and customer services functions under a new title, Chief Customer Experience and People Officer.

(4)

Mr. Murat Büyümez will take a leave of absence from his position as CCO from May 2, 2023 until September 21, 2023. Effective from September 22, 2023, Mr. Murat Büyümez will take a new position in the Company as Chief Investment Officer.

(5)	Mr. Ender Özgün will assume the responsibilities of the CCO during Mr. Murat Büyümez’s absence.
(6)

Effective as of January 2, 2023, the responsibilities of the Chief Information Officer and the Chief Technology Officer were merged and streamlined under the Chief Technology Officer role, held by Mr. Alexey Shevenkov.

The following is a brief summary of the business experience of our executive officers.

Nilhan Onal

Nilhan Gökçetekin (referred to herein as Nilhan Onal) has been the CEO of Hepsiburada since January 2023. Prior to Hepsiburada, she held multiple leadership roles in Amazon such as consumer electronics, insurance, shipping, apparel and footwear. During the ten years preceding her career at Amazon, Ms. Onal held important and diverse senior management roles at Procter & Gamble in many categories and geographies, from food and electricals to home care products. Among many recognitions, in 2021, she was also named among the top Turkish executives in Global Turks par excellence conducted by Heidrick and Struggles.

Mrs. Onal holds a Pre-Master of Business Administration from Boğaziçi University in Marketing and Finance and holds a degree in Political Science and International Relations from Boğaziçi University. She also completed the “Advanced Management Program” at Harvard Business School.

Halil Korhan Öz

Halil Korhan Öz has served as Chief Financial Officer (CFO) since 2014. From 2014 until May 2022, he also served as a member of the Board of Directors of Hepsiburada. Prior to Hepsiburada, Mr. Öz worked for Ernst & Young from 1994 to 2003, after which he worked as the CFO for Shell/Bechtel Joint Venture Energy Company, Nokia Networks, Real Estate Investment Fund by Merrill Lynch, Levi Strauss and Media Markt GmbH.

Mr. Öz holds an Economics (BA) degree from Istanbul University and since 2000 has been a member of the Turkish Chartered Public Accountants (CPA). Mr. Öz is the recipient of various awards including being listed as one of the 50 Most Influential CFOs in Türkiye five times between 2016 and 2022.

Erkin Aydın

Erkin Aydın has served as Chief Executive Officer of Hepsi Finansal since June 2022. Prior to Hepsiburada, Erkin Aydın worked in various positions at QNB Finansbank A.Ş., the Turkish subsidiary of Qatar National Bank (Q.P.S.C.), including leading value-creation initiatives such as founding new businesses, investments in Fintech, and establishing partnership platforms, while heading the Retail Banking, SME Banking and Payments Systems businesses. He began his career in the U.S. with Clark Construction Group, and later joined McKinsey & Company, where he worked with various local and global financial institutions in the fields of strategy, marketing, growth, turnaround management, and M&A in Europe and Türkiye.

Mr. Aydın graduated from the Bosphorus University in Istanbul with a BS degree in Civil Engineering and received his MBA degree from the University of Michigan Graduate School of Business.

Esra Beyzadeoğlu

Esra Beyzadeoğlu has served as Chief Customer Experience and People Officer (CEPO) since January 2023. She served as a Chief People & Culture Officer between 2021 and 2022. From 2018 to 2021, Ms. Beyzadeoğlu was Chief Operating Officer, IT, Digital Banking, CRM and Operations at Alternatifbank. Ms. Beyzadeoğlu held a number of executive and management roles at leading banks and consultancy firms, such as Alternatifbank, Akbank, Accenture, Ziraat Technology and Osmanli Bank, including roles leading the digital transformation projects for such companies.

Ms. Beyzadeoğlu holds an Executive Master of Business Administration from Sabancı University as well as a Bachelor’s degree in Industrial Engineering from Galatasaray University. She also participated in the Leadership Development Program of Koç University.

Murat Büyümez

Murat Büyümez has served as Chief Commercial Officer (CCO) since September 2021. From May 2, 2023, he will take a leave of absence. Upon his return on September 22, 2023, Mr. Murat Büyümez will take a new position in the Company as Chief Investment Officer.

Mr. Murat Büyümez served as Chief Strategy & Business Officer (CSBO) between January 2019 and August 2021. Mr. Büyümez was the Chief Investment Officer for Doğan Online in 2018. He started his career at J.P. Morgan in London and later worked for Mid Europa Partners in London and Istanbul offices. During this period, Mr. Büyümez served as a board member for several Mid Europa Partners’ portfolio companies.

Mr. Büyümez holds a Bachelor’s degree in Industrial Engineering from Bilkent University.

Ender Özgün

Ender Özgün has served as Chief Marketing Officer (CMO) since July 2021. In addition to his current role as CMO, Mr. Özgün will also perform Mr. Büyümez’s duties as CCO on an interim basis from May 2, 2023 while Mr. Büyümez takes a leave of absence.

Prior to Hepsiburada, Mr. Özgün worked in various positions at Vodafone Türkiye, most recently as Corporate Sales Director, where his work focused on digital transformation, growth and value management, and segment strategies. He began his business career in 2005 at Procter & Gamble, where he held various managerial roles in the marketing department and focused on brand management, customer understanding, and communications strategy and execution.

Mr Özgün holds an MBA in Brand Management and Marketing Strategies from Bahçeşehir University in Istanbul and degrees in Industrial Engineering and Civil Engineering from Bosphorus University in Istanbul.

Alexey Shevenkov

Alexey Shevenkov has served as Chief Technology Officer (CTO) since December 2021. Mr. Shevenkov has significant experience having spent 16 years at Yandex, a leading Russian technology company, most recently as CTO of Yandex.Market, the group’s flagship online marketplace. He joined Yandex as a software developer in 2005 and went on to become head of software engineering in 2009, before assuming the role of CTO of Yandex.Market in 2016. He had overseen and participated in the launch of several e-commerce services at Yandex including Yandex.Market, Yandex.Uslugi, Yandex.Delivery, and Beru. Prior to Yandex, Mr. Shevenkov worked at Luxoft as a software developer.

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

Mr. Yallagöz holds a Bachelor’s degree in Business Administration from Uludağ University.

B.	Compensation

Cash Compensation

The compensation for each of our executive officers consists of a base salary and a bonus based on performance. Our current board members, with the exception of our independent non-executive board members, do not receive a fee for their service on our board. We compensate each independent director with a fee for their attendance at board meetings and, where applicable, additional fees for their service as a committee member or a committee chairperson. Our board members who also serve under employment or consultancy agreements are compensated in line with their respective agreements. We compensate all of our board members for all expenses incurred by them in relation to their board duties and attendance at all meetings of our board of directors. We have no service contracts with any of our directors providing for benefits upon termination of their board duties. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2022 was TRY 339.5 million

(excluding TRY 141.9 million as a share-based payment expense and TRY 10.2 million as a share-based payment provision recognized for performance target-based payments (see Item 6.B. “–Incentive Plan”)).

Incentive Plan

In connection with our IPO, we adopted a share-based payment plan for our key management personnel as described in more detail below. This plan includes both cash and equity compensation components. The portions related to the cash components were dependent upon the occurrence of a successful IPO, which occurred in July 2021. The Company paid the cash compensation components of the plan in the fourth quarter of 2021 in the amount TRY 261.2 million.

The equity compensation components of the plan are triggered upon meeting certain “vesting” and “performance target” conditions. Settlement related to the vesting condition will be made partially on a pro rata basis in five specified vesting terms in accordance with the service period of the key management personnel considered within this program. As of December 31, 2022, the Company had recorded TRY 141.9 million as a share-based payment expense.

As of December 31, 2022, a TRY 10.2 million share-based payment provision was recognized for the performance target-based payments.

General

On April 24, 2023, the board of directors adopted revisions to our Incentive Plan dated March 24, 2021 (as amended, the “Incentive Plan”) for key executives, directors, managers, officers, employees, consultants and board members (“Plan Participants”) who contribute to our performance. The Incentive Plan originally took effect upon the Company’s listing of its ADSs representing ordinary shares in connection with its IPO. The revisions made to the Incentive Plan consisted of creating two new periods under the vesting schedule, namely, the Fourth Period and the Fifth Period, without changing the eligibility criteria, or affecting any rights of Plan Participants under their respective agreements signed prior to April 24, 2023.

In accordance with the Incentive Plan, Plan Participants may be awarded (i) a cash based award, (ii) restricted stock units or (iii) performance stock units, as individual awards or in combination, to motivate and reward employees, attract and retain talent, and promote the success of the business.

(i) Cash Based Award:   Plan Participants who contributed to the works relating to the execution of the initial public offering of our ADSs were entitled to cash award at the end of the 3rd month following the date of the IPO.

(ii) Restricted Stock Units (“RSUs”):   Plan Participants may be entitled to RSUs to encourage them to work in the Company for the periods specified below after the IPO.

(iii) Performance Stock Units (“PSUs”):   Plan Participants may be entitled to PSUs depending on their performance in the relevant period.

Plan administration

Our Incentive Plan is administered by the board of directors. Our board of directors consults with our corporate governance committee (which undertakes duties relating to remunerations) to receive their recommendations on the distribution of the awards under the Incentive Plan.

Eligibility

We may grant awards to key executives and employees (including our subsidiaries’), consisting of c-level executives, directors, managers, officers, employees, consultants and board members of our Company and its subsidiaries to be determined by the board of directors.

Reserved Pool

As of the date of this annual report, the board of directors has reserved up to a maximum amount of 6,500,000 (after tax and deductions) of our Class B ordinary shares (which may be represented by ADSs), constituting the total of RSUs and PSUs described above, to be used within the scope of the Incentive Plan. This constitutes approximately 2.0% of our share capital as of the date of this annual report.

Vesting schedule

RSUs and PSUs will vest in the periods as specified below, following the end of 18 months after the date of the IPO:

●	First Period: In the eighteenth (18th) month following the date of the IPO, up to 3,250,000 Class B ordinary shares may be delivered;

This First Period of the Incentive Plan ended on January 31, 2023. Accordingly, the board of directors has determined that:

●	1,662,592 Class B ordinary shares of the Company (which may be represented by ADSs) have vested in favor of 14 (fourteen) Plan Participants who became entitled, as defined under their individual contracts, to receive RSUs; and
●	533,030 Class B ordinary shares of the Company (which may be represented by ADSs) have vested in favor of 12 (twelve) Plan Participants who have been determined as having successfully met the year-end targets for the purposes of the calculation of the PSUs.

In accordance with the foregoing, with respect to the First Period, the board of directors determined on February 27, 2023 that a total of 2,195,622 Class B ordinary shares (which may be represented by ADSs) vested in favor of the relevant Plan Participants on January 31, 2023. After tax and deductions, a total of 1,350,000 Class B ordinary shares (which may be represented by ADSs) will have been used under the First Period.

We expect to deliver these Class B ordinary shares (which may be represented by ADSs) to the recipients once the shares are issued or acquired by the Company.

After deducting the Class B ordinary shares used under the First Period (which may be represented by ADSs) from the maximum number of 3,250,000 Class B ordinary shares permitted to be delivered with respect to the First Period, the remaining 1,900,000 Class B ordinary shares (which may be represented by ADSs) have been allocated to the Fourth and Fifth Periods newly created by resolution of the board of directors on April 24, 2023, as set out further below.

The board of directors resolved with its decision dated April 24, 2023 that the vested rights and benefits that have accrued under Incentive Plan agreements that were individually signed prior to the date of the board of directors’ resolution will not be negatively affected by the amendments made to the Incentive Plan.

●	Second Period: In the twelfth (12th) month following the end of the First Period, up to 1,750,000 Class B ordinary shares may be delivered;
●	Third Period: In the twelfth (12th) month following the end of the Second Period, up to 1,500,000 Class B ordinary shares may be delivered;
●	Fourth Period: In the twelfth (12th) month following the end of the Third Period, up to 1,000,000 Class B ordinary shares may be delivered; and
●	Fifth Period: In the twelfth (12th) month following the end of the Fourth Period, up to 900,000 Class B ordinary shares may be delivered.

If fewer shares are issued or allocated for a specific period as a result of changes in the number of the Plan Participants, duration of employment of such Plan Participants and the actual performance recorded for a given period, the remaining shares allocated for a specific period can be used in the following period(s).

Terms of Awards

General

Any payment under the Incentive Plan (i.e. all of the cash based awards, RSUs and the PSUs) is contingent upon the successful completion of the IPO and on the Plan Participant’s continuing employment with the Company on the date of payment.

The vesting dates and terms of the Incentive Plan for each beneficiary is separately set forth under the agreement of each employee.

Cash Based Awards

No other specific terms of awards are specified for cash based awards.

RSUs

The RSU award is conditioned on the Plan Participant actually working for the Company on the date of payment specified above. At the discretion of the plan administrator, eligible Plan Participants whose employment will cease, other than those terminated for cause, may continue to receive RSUs until the date of the termination of employment.

PSUs

The PSU award is conditioned on the Plan Participant actually working for the Company on the date of payment specified above and that he or she performs the KPIs as determined by the board of directors in these periods.

All payments under the Incentive Plan are subject to tax withholdings and deductions.

Transfer Restrictions

All rights relating to vesting and cash awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge except in certain situations.

Amendment, Suspension and Termination

The board of directors, which is the plan administrator, has unilateral authority to change, suspend and terminate the Incentive Plan conditions. The Incentive Plan will automatically expire on the tenth anniversary of the date of the IPO. Our board of directors and shareholders may terminate the Incentive Plan at any time, in whole or in part.

Prior Incentive Plans

We had not implemented any incentive plan for employees prior to March 2021. We had only signed agreements with certain executives in the prior periods, including an exit bonus for the sale of the Company, but did not make any payments thereunder since the conditions were not met. With the establishment of the Incentive Plan in March 2021, all of these prior agreements were terminated.

Termination Benefits

Under Turkish labor law, we are required to pay termination benefits to each employee, including executives, who has completed one year of service and whose employment is terminated without due cause, or who is called up for military service, dies or retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). For further information, see Note 14 to our audited consolidated financial statements included elsewhere in this annual report.

C.Board Practices

For dates of expiration of the current term of office of our directors and the period during which the person has served in that office, see “—Directors and Senior Management—Board of Directors” above.

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

Audit Committee

Our board of directors is assisted by the Audit Committee. As of the date of this annual report, the Audit Committee currently consists of three board members. The Audit Committee consists of Ahmet Fadıl Ashaboğlu, Halil Cem Karakaş and Tayfun Bayazıt (Committee Chair).

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

The Audit Committee holds meetings at least once every quarter. The Audit Committee’s members are appointed by the Board from among the independent directors. Nasdaq Rule 5605(c)(2) requires that the Audit Committee is comprised of at least three independent directors. As a newly public company, we are permitted to phase-in our compliance with independent audit committee requirements set forth in Nasdaq Rule 5605(c) and Rule 10A-3 as follows: (1) at least one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our one-year anniversary of listing on Nasdaq was July 1, 2022. Our board of directors has determined that Ahmet Fadıl Ashaboğlu, Halil Cem Karakaş and Tayfun Bayazıt satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The current members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the Exchange Act and Nasdaq. Moreover, our board has determined that Ahmet Fadıl Ashaboğlu, Halil Cem Karakaş and Tayfun Bayazıt are Audit Committee financial experts as defined under the applicable rules of the SEC and have the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. The Audit Committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq. You are able to view our Audit Committee Charter on the corporate governance section of our website.

Risk Committee

The risk committee consists of a minimum of two board members, a majority of which are required to be independent directors. The members of the risk committee shall be elected from among the members of our board of directors or persons, not necessarily a member of the board of directors, but possessing the required skills for this position. Our risk committee currently consists of three members: Ahmet Fadıl Ashaboğlu (Committee Chair), Tayfun Bayazıt and Tolga Babalı. Our board of directors has determined that Ahmet Fadıl Ashaboğlu and Tayfun Bayazıt are independent. This committee is responsible for the early detection of risks that pose a threat to the existence, development and continuation of the Company. Our risk committee conducts a review of the Company’s risk management policies at least once a year.

Corporate Governance Committee

The corporate governance committee consists of a minimum of two board members, a majority of which are required to be the independent directors. The members of the corporate governance committee are elected from among the members of our board of directors or persons, not necessarily members of the board of directors, but possessing the required skills for this position. Our corporate governance committee currently consists of three members: Ahmet Fadıl Ashaboğlu, Halil Cem Karakaş (Committee Chair) and Tolga Babalı. Our board of directors has determined that Ahmet Fadıl Ashaboğlu and Halil Cem Karakaş are independent. In addition, our CEO participates in meetings of the corporate governance committee as an observer. Our corporate governance committee is responsible for periodically reviewing the application of corporate governance principles by our board of directors and making recommendations to the board on corporate governance matters. Our corporate governance committee also carries out the functions of a compensation committee, advising the board on compensation policies for the board and executives.

Code of Conduct

Our board of directors updated our Code of Conduct applicable to our employees, directors and officers on February 6, 2023. A current copy of the Code of Conduct is posted on our investor relations website.

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

Under Turkish law, members of the board directors cannot attend negotiations or vote on matters in which such members of the board of directors themselves, their spouses or their relatives (up to and including third degree) have an interest or if their attendance would otherwise be contrary to objective principles of good faith. According to the TCC, members of the board of directors cannot enter into commercial relationships with us or engage in any competing activities on behalf of themselves or others, unless permitted by the general assembly.

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

Corporate Governance Differences

Nasdaq allows a foreign private issuer, such as the Company, to follow its home country practices in lieu of certain Nasdaq corporate governance standards. Similarly, as a controlled company, we are exempt from certain of the Nasdaq corporate governance standards. We rely on a number of these exemptions, including, but not limited to, our use of our corporate governance committee in lieu of a standing compensation committee and that we follow home country practice in-lieu of the requirements of Nasdaq Rule 5605(e) concerning director nominations. For additional information about the home country practices we follow in lieu of Nasdaq corporate governance standards, see Item 3.D. “Key Information—Risk Factors — Risks Relating to Ownership of the ADSs—As a foreign private issuer we rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs.” and “Key Information—Risk Factors—Risks relating to Ownership of our ADSs—We are a “controlled company” within the meaning of the Nasdaq listing rules. As a result, we qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements” and Item 16.G. “Corporate Governance.”

D.	Employees

As of December 31, 2022, we had 3,834 employees and more than 4,596 outsourced FTEs supporting our business. We had a month-end average of approximately 298 temporary employees supporting our business during the year 2022, ranging from approximately 16 temporary employees at the end of the early months of 2022 to over 319 at the end of November 2022, during our peak season.

The following table sets forth information on the number of employees by department as of the dates indicated, excluding the outsourced personnel:

	As at December 31,
	2022	2021	2020
D-Market	2,811	2,862	1,936
Technology(1)	776	584	398
Category Management(2)	584	566	395
Call Center	567	694	451
Operations(3)	280	288	355
Marketing	185	187	100
HepsiGlobal(4)	92	72	15
Hepsiburada Market(4)	86	232	70
Other(5)	241	239	152
D-Fast(4)	871	857	485
D-Ödeme and Hepsifinans(4)	152	70	11
Total(6)	3,834	3,789	2,432
(1)	In 2022, according to the revised organization structure, the User Experience team was classified under Technology, which was previously under Marketing.
(2)	In 2022, according to the revised organization structure, our Domain Marketing team was classified under Category Management, which was previously under Marketing.
(3)	Includes employees in logistics warehouse operations.
(4)	Includes specifically assigned technology personnel.
(5)	Includes departments not otherwise mentioned in the table.
(6)	As of March 31, 2023, following targeted efforts to manage personnel costs, our number of employees was 3,429.

In our IFRS financial statements, we capitalize the cost of some of our employees on our technology team who are working on the development of our website.

Our people and culture strategy has three main pillars: (a) fostering a productive-efficient-agile organization for happy people, (b) growing a talented organization for future-oriented work and (c) designing a people-oriented digital and analytics experience.

We believe that our future success depends on our ability to identify, hire, train and retain qualified personnel. Our people and culture strategy has the objectives of attraction, retention and social responsibility and sustainability. In pursuit of these objectives, we continued to implement people and culture strategic programs in 2022 such as adding more content to our Hepsinstitute Lifetime Learning Organisation (digital learning management systems), implementing HepsiFun, an outside-of-work employee activities organization, sponsoring the HepsiGönülden employee social responsibility program and putting in place the HepsiUp OKR management system, which assists in setting strategic targets for performance management.

We believe that a motivated and well-trained workforce is essential to our business operations. Our employees undergo a training program before their employment commences, and we conduct further training programs on a periodic basis for technical and other specific areas, such as data protection and competition law. In 2022, we provided a total of approximately 144 thousand participant training hours to our employees, representing an average of 35 training hours per person. 650 executives participated in a leadership academy program. 73% of our training was carried out through internal resources.

We encourage high employee performance by offering bonuses and providing other incentives generally based on their contributions to our business operations.

Continuing a practice developed during the COVID-19 pandemic, Hepsiburada offers a hybrid working model. In 2022, employees with a manager title and above worked at the office four days a week while other employees worked from home, coming into the office only as their jobs required.

Employee well-being and engagement is also an important component of our human resources policy. Accordingly, in 2022, we launched the HepsiSen-Wellbeing program, under which employees were offered services to improve their physical and spiritual vitality such as personal sports trainers, dieticians, mental health resources, among others, free-of-charge. In 2022, over 1,200 sessions were held by our employees, corresponding to a total of around 31,700 minutes of online engagement.

Additionally, HepsiFun enables employees to enjoy several workshops and events at attractive rates during off-business hours. Furthermore, over 200 employees have volunteered in our social responsibility projects under the brand “HepsiGönülden”.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any labor unions. For risks relating to employees of certain subcontractors being classified as our employees see “Risk Factors—Risks Relating to our Business and Industry—Our business would be adversely affected if last mile delivery service carriers were classified as employees instead of independent contractors and we may incur significant additional expenses if the employees of subcontractors carrying out delivery services are considered our employees.”

E.	Share Ownership

See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for information about the share ownership of directors and officers.

See Item 6.B. “Directors, Senior Management and Employees—Compensation” for information about the compensation of our directors and officers and incentive plans.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of Class A shares and Class B ordinary shares as of May 1, 2023 for:

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

The percentage of shares beneficially owned is computed on the basis of (i) 40,000,000 of our Class A shares outstanding and (ii) 285,998,290 Class B ordinary shares outstanding, each as of May 1, 2023. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group.

To our knowledge, there are no U.S. holders of record of our shares as of April 17, 2023. All of our Class A shares are held by our Founder outside of the United States. As of April 17, 2023, 65,248,450 of our Class B ordinary shares were held by The Bank of New York Mellon, acting through its office located in the United Kingdom, as custodian for the depositary. There is no complete record of all ADS holders, nor of U.S. ADS holders, and therefore it is not possible to give an accurate breakdown of geographical distribution of such holders by country of residence. While we have been informed by The Bank of New York Mellon, as depositary, that there are no registered holders of ADSs with a U.S. address as of April 17, 2023, all of our ADSs are held by brokers or other nominees and, as a result, the number of ADS holders of record is not representative of the number of beneficial holders or of the residence of such beneficial holders.

Unless otherwise indicated below, the address for each beneficial owner listed below is Kuştepe Mahallesi Mecidiyeköy Yolu Cadde no: 12 Kule 2 K2 Şişli Istanbul, Türkiye.

We are a controlled company and our Founder controls 71.1% of our total voting power. TurkCommerce B.V. directly holds shares representing 5.4% of our total voting power. In the table below, TurkCommerce B.V. is presented as the beneficial owner of 76.5% of our total voting power due solely to the application of certain provisions of the Shareholders Agreement as explained in footnote (4) pursuant to which TurkCommerce B.V. may be deemed to share beneficial ownership of the shares held by our Founder only for the limited purpose of electing a TurkCommerce B.V. director nominee. For additional information, please refer to the table below and specifically to footnote (4).

Shares Beneficially Owned
	Privileged Class A Shares						Class B Ordinary Shares
% of Total Voting
	Number of shares			%			Number of shares			%			Power
Name of Shareholder	(actual)	(deemed)*		(actual)	(deemed)*		(actual)	(deemed)*		(actual)	(deemed)*		(actual)	(deemed)*
Executive Officers and Board Members
Hanzade Vasfiye Doğan Boyner(1)(2)	40,000,000	40,000,000		100.0	100.0		29,864,015	29,864,015		10.4	10.4		71.1	71.1
Erman Kalkandelen	—	—		—	—		—	—		—	—		—	—
Mehmet Murat Emirdağ	—	—		—	—		—	—		—	—		—	—
Halil Cem Karakaş	—	—		—	—		—	—		—	—		—	—
Ahmet Fadıl Ashaboğlu	—	—		—	—		—	—		—	—		—	—
Stefan Gross-Selbeck	—	—		—	—		—	—		—	—		—	—
Vuslat Doğan Sabancı(1)	—	—		—	—		48,539,180	48,539,180		17.0	17.0		5.5	5.5
Tolga Babalı	—	—		—	—		—	—		—	—		—	—
Tayfun Bayazıt	—	—		—	—		—	—		—	—		—	—
Nilhan Onal	—	—		—	—		—	—		—	—		—	—
Halil Korhan Öz	—	—		—	—		—	—		—	—		—	—
Erkin Aydın**	—	—		—	—		—	—		—	—		—	—
Esra Beyzadeoğlu	—	—		—	—		—	—		—	—		—	—
Murat Büyümez	—	—		—	—		—	—		—	—		—	—
Ender Özgün	—	—		—	—		—	—		—	—		—	—
Alexey Shevenkov	—	—		—	—		—	—		—	—		—	—
Mehmethan Yallagöz	—	—		—	—		—	—		—	—		—	—
All executive officers and board members as a group (persons)	40,000,000	40,000,000		100.0	100.0		78,403,195	78,403,195		27.4	27.4		76.6	76.6
Other Principal Shareholders
Yaşar Begümhan Doğan Faralyalı (1)	—	—		—	—		48,539,170	48,539,170		17.0	17.0		5.5	5.5
Arzuhan Doğan Yalçındağ (1)	—	—		—	—		44,271,070	44,271,070		15.5	15.5		5.0	5.0
TurkCommerce B.V.(3)(4)	—	40,000,000	(4)	—	100.0	(4)	47,501,070	77,365,085	(4)	16.6	27.1	(4)	5.4	76.5	(4)
*

The “actual” column represents shares over which the holder has the power to vote or dispose of such shares; the “deemed” column also includes deemed beneficial ownership reflective solely of the provisions of the Shareholders’ Agreement discussed in footnote (4) below.

**	Beneficial ownership of less than one percent of the class.
(1)

Information derived from Schedule 13Gs filed by each of Hanzade Vasfiye Doğan Boyner, Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı and Arzuhan Doğan Yalçındağ on February 18, 2022. Hanzade Vasfiye Doğan Boyner, Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı and Arzuhan Doğan Yalçındağ are siblings. Each of the siblings is of legal age, is an independent adult with sole voting and dispositive control over her shares and each disclaims any beneficial ownership of the shares reported herein that are held by her relatives.

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

(3)

Information derived from a Schedule 13G filed by TurkCommerce B.V. (“TurkCommerce”) on April 4, 2023. Includes 47,501,070 Class B ordinary shares directly held by TurkCommerce. TurkCommerce is beneficially owned and controlled by Templeton Turkey Fund GP Ltd. and is managed pursuant to a limited partnership agreement among Templeton Turkey Fund GP Ltd. and Templeton Asset Management Ltd. along with their limited partners. Each of the foregoing entities, as a result, and by virtue of the relationships described above, may be deemed to beneficially own the shares owned by TurkCommerce. Each of Templeton Turkey Fund GP Ltd. and Templeton Asset Management Ltd. disclaims beneficial ownership of the shares held by TurkCommerce, except to the extent, if any, of its pecuniary interest therein. The principal business address of TurkCommerce is Amstelveenseweg 760, 1081JK Amsterdam. The principal business address of Templeton Türkiye Fund GP Ltd. and Templeton Türkiye Fund, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The principal business address of Templeton Asset Management Ltd. is 7 Temasek Boulevard, Suntec Tower One, #38-01, Singapore 038987. The principal business address of Erman Kalkandelen and Mustafa Aydemir is Ferko Signature Büyükdere Caddesi No: 175, Levent 34398 Istanbul, Türkiye.

(4)

Information derived from a Schedule 13G filed by TurkCommerce on April 4, 2023. In addition to the Class B ordinary shares described in footnote 3, includes for a very limited purpose, as described below, the following shares held by Hanzade Vasfiye Doğan Boyner: (A) 29,864,015 Class B ordinary shares and (B) Class B ordinary shares underlying 40,000,000 privileged Class A shares. The privileged Class A shares are convertible one-for-one into shares of the Issuer’s Class B ordinary shares as described in “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, As Amended” in Exhibit 2.1 to this annual report, and, if not previously converted, automatically convert into shares of the Issuer’s Class B ordinary shares on July 1, 2041. Pursuant to a Shareholders’ Agreement entered into in June 2021 (prior to the Issuer’s initial public offering) by and among Hanzade Vasfiye Doğan Boyner, TurkCommerce and the other parties thereto (the “Shareholders’ Agreement”), the parties thereto agreed to, among others, certain voting arrangements in favor of a director nominee of TurkCommerce. As a result of this voting arrangement only, TurkCommerce may be deemed to be a member of a “group” under Section 13(d) of the Exchange Act, with respect to the Class B ordinary shares beneficially owned by TurkCommerce and Hanzade Vasfiye Doğan Boyner. Assuming such a group is deemed to exist, the members of the group are Hanzade Vasfiye Doğan Boyner and TurkCommerce, and TurkCommerce may be deemed a beneficial owner (i) with voting and dispositive power over its 47,501,070 Class B ordinary shares and (ii) solely for purposes of electing a director nominee of TurkCommerce, with voting power over the 29,864,015 Class B ordinary shares and the Class B ordinary shares underlying 40,000,000 privileged Class A shares, in each case, owned by Hanzade Vasfiye Doğan Boyner.

There has been no significant change in the percentage ownership held by any shareholders identified in the table above since our IPO except as follows:

●	Pursuant to information derived from a Schedule 13G filed by TurkCommerce B.V. on February 14, 2022, Erman Kalkandelen was deemed to own 40,000,000 Class A shares and 77,365,085 Class B ordinary shares solely by virtue of his position as a director of the entities controlling TurkCommerce B.V. Pursuant to information derived from a Schedule 13G/A filed on April 4, 2023, Erman Kalkandelen is no longer deemed to own any Class A shares or Class B ordinary shares as he is no longer identified as a director of the entities controlling TurkCommerce B.V.

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

The following is a description of related party transactions since January 1, 2022, to which we were party with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.

Transactions with Related Parties

Between January 1, 2022 and the date of this annual report, we were parties to various transactions with companies whose shareholders include (among others) our Founder, Vuslat Doğan Sabancı, a member of our board, and Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan, each of whom are our shareholders (see “—Major Shareholders”). These individuals are relatives and members of the Doğan family (collectively, the “Doğan family”). Members of the Doğan family are also the majority shareholders of Doğan Holding and related companies in the Doğan Group.

Other than as disclosed herein, these transactions consisted of sales and purchases of goods and services from entities controlled by the members of the Doğan family in the ordinary course of our business. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2022, we recognized no provision for expected credit losses relating to amounts owed by related parties.

In total, we engaged in sales to companies controlled by members of the Doğan family of TRY 18.9 million for the year ended December 31, 2022, and purchases from companies controlled by members of the Doğan family of TRY 137.8 million for the year ended December 31, 2022. As of December 31, 2022, TRY 1.7 million was due from related entities controlled by members of the Doğan family and TRY 5.6 million was due to related entities controlled by members of the Doğan family.

Specifically, we have purchased goods and services at market prices from Doğan Dış Ticaret ve Mümessillik A.Ş., an entity controlled by members of the Doğan family, primarily inventory and importation services in relation to our Direct Sales, in the amount of TRY 96.4 million for the year ended December 31, 2022. We leased the real estate and office space for our corporate headquarters (on an annual basis with monthly rental payments) and purchased office-related services from D Gayrimenkul Yatırımları ve Ticaret A.Ş., (“D Gayrimenkul Yatırımları”) an entity controlled by members of the Doğan family for TRY 23.7 million for the year ended December 31, 2022 under an additional protocol to the lease agreement dated December 24, 2014 entered into with D Gayrimenkul Yatırımları on June 14, 2019 (as amended in June 2019 and August 2019). We have purchased goods at market prices from Doğan Yayınları Yayıncılık ve Yapımcılık Ticaret A.Ş., an entity controlled by members of the Doğan family, in relation to our Direct Sales, in the amount of TRY 11.2 million for the year ended December 31, 2021. On November 11, 2020 we also entered into a financing agreement with Doruk Faktoring A.Ş., a Turkish financial institution controlled by members of the Doğan family, in connection with our supplier and merchant financing services to establish a line of credit of up to TRY 10.0 million which was not drawn as of December 31, 2022 (see Item 5.B. “Operating and Financial Review and Prospects-Liquidity and Capital Resources” and Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing”). Other transactions with entities controlled by members of the Doğan family have included sales of goods and services in our Direct Sales and through our Marketplace, fulfillment services and gift checks, and other purchases of inventory for our Direct Sales, vehicle lease services, advertising services and internet data services.

For a discussion of the acquisition of Hepsifinans by Hepsi Finansal from Doğan Holding, please see disclosure under Item 4.C. “Information on the Company—Organizational Structure—Hepsifinans” in this annual report.

For additional information on our transactions with related parties, including tables setting forth the related parties with which we have entered into service and product sales transactions, see Note 22 to our audited consolidated financial statements included elsewhere in this annual report. The related party transactions not specifically discussed in this section, represent transactions immaterial in amount.

Transactions with Board Members

The Company has signed employment agreements with two members of our board of directors, Mr. Murat Emirdağ and Mr. Tolga Babalı, for provision of services as senior officers of the Company effective January 2023. Under the terms of the employment agreements, Mr. Murat Emirdağ and Mr. Tolga Babalı act as senior officers of the Company and receive benefits such as monthly compensation, performance and other bonuses, and social security benefits. Mr. Murat Emirdağ transitioned to an advisory role on May 1, 2023, under a consultancy agreement with the Company that will be in effect until January 31, 2024.

Transaction with Major Shareholder

On December 5, 2022, the Company and TurkCommerce entered into a binding term sheet according to which TurkCommerce is expected to contribute $3,975,000 towards the settlement of two class actions involving the Company. The settlement remains subject to court approval. For a discussion of the two class actions and the settlement, please see disclosure under Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Class Action Proceedings” in this annual report.

Directors’ and Officers’ Indemnification and Insurance Arrangements

Our board of directors determined on October 12, 2021 that all the losses that may arise due to the responsibilities of the board members and the executive committee members arising from their duties, will be indemnified primarily by us to the fullest extent permissible by law and the indemnification agreement(s) to be entered into by and between us and each board member and each executive committee member. With effect from April 11, 2022, we have entered into indemnification agreements with some of our directors and executive committee members that comprised our senior management in 2022 as approved by the general assembly of shareholders on June 24, 2022. These indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted by New York law for losses that may arise due to their responsibilities serving us. We did not record any payments to indemnify our directors in 2022.

In addition to the indemnification agreements, since August 23, 2021, we maintain directors’ and officers’ liability insurance that insures our directors and executive committee members, subject to certain caps and excess thresholds, against the cost of defense, settlement or payment of a judgment that may need to be paid by those directors and officers in some circumstances, including in the event that we are unable to fulfill our primary obligation to make such a payment to the claimant in the first instance on behalf of the insured directors and officers or if we are otherwise unable to later indemnify the insured directors and officers. Our directors’ and officers’ liability insurance is provided by Ray Sigorta A.Ş, an insurance company based in Türkiye, and the official insurance policy is held on file at the offices of Marsh Türkiye, whereas reinsurance protection is provided by A-rated reinsurers. In addition to customary coverage, the policy has a retroactive cover that includes our initial public offering in July 2021 and the preparations therefore. The current policy is valid until September 30, 2023.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Post-IPO Shareholder Agreement

In June 2021, our Founder, as holder of our Class A shares (the “Class A Shareholder”), Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, Işıl Doğan and TurkCommerce B.V. entered into a new Shareholders’ Agreement (the “Shareholders’ Agreement”), the form of which is attached as Exhibit 2.4 to this annual report. The Shareholders’ Agreement came into effect upon the consummation of the IPO. In connection with the IPO in July 2021, TurkCommerce B.V. sold 23,581,000 Class B ordinary shares.

With respect to Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan, the Shareholders’ Agreement terminated five business days following the IPO.

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

●	acquisition of any interest of the share capital of any related party; and
●	approval, amendment or termination of any internal policies and procedures in respect of anti- bribery and corruption, or that are inconsistent with business principles and environmental and social management system of TurkCommerce B.V. as described in the Shareholders’ Agreement.

In addition, until TurkCommerce B.V. receives US$400 million in the IPO or any subsequent sale, the Class A Shareholder will procure that each of the decisions listed below shall be taken if affirmatively approved by the TurkCommerce Director:

●	incurring financial indebtedness or off-balance sheet liabilities exceeding 15% of the Company’s revenues for the preceding year or creating any interest, pledge or security in relation thereto;
●	disposing of any interest in any entity or create any interest, pledge or security over the same provided that (i) the enterprise value of any such entity is equal to or exceeding 15% of the Company’s revenues for the preceding year, or (ii) the equity value of any such entity is equal to or exceeding 15% of the Company’s revenues for the preceding year;
●	issuance of any new and amendment or cancellation of current management incentive plan or other employee benefit scheme, or granting any management stock option; and
●	delegating powers to board committees and setting the quorum for such committees.

Other

Under the Shareholders’ Agreement, TurkCommerce B.V. covenants that, as long as it has a right to designate one director, TurkCommerce B.V. or any subsidiary of the Templeton Türkiye Fund GP Ltd will not be engaged with or interested economically or otherwise in a Restricted Competitor. If Templeton Türkiye Fund GP Ltd acts in breach of the non-compete obligation, it will automatically lose all its rights under the Shareholders’ Agreement, including the right to designate the TurkCommerce Director.

Unless terminated earlier in accordance with its terms, the Shareholders’ Agreement will terminate (i) when TurkCommerce B.V.’s Hepsiburada ownership falls below 7.5% or when Templeton Türkiye Fund GP Ltd ceases to exercise more than 50% of the voting power at the board meetings of TurkCommerce B.V.; (ii) on January 1, 2026; (iii) when in relation to any party when that party no longer holds any shares in our share capital; (iv) in case of breach by Templeton Türkiye Fund GP Ltd. and its subsidiaries of the restrictions on share transfers and/or non-compete covenant, upon the Class A Shareholder’s written demand, subject to certain remedy procedures provided in the Shareholders’ Agreement; (v) in case all Class A Shares are reclassified as/converted to Class B ordinary shares, and the Class A Shareholder no longer holds any Class A Shares; or (vi) upon mutual written agreement between the Parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements”.

Legal Proceedings

Other than as disclosed in this section and elsewhere in this annual report, we are not currently involved in any material litigation or regulatory actions that we believe would have a material adverse effect on our financial condition or results of operation, nor are we aware of any such material litigation or regulatory actions threatened against us. From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. For further discussion, see Note 13 to our audited consolidated financial statements included elsewhere in this annual report. For additional information on the TCA’s investigation into our alleged violations of Turkish Competition Law, and investigations initiated by the Personal Data Protection Authority; see also “Risk Factors—Legal and Regulatory Risks—We may be subject to administrative fines and our reputation may be harmed if the Turkish Competition Authority were to determine that we did not comply with Turkish competition laws and regulations”, “Risk Factors—Legal and Regulatory Risks—We have and in the future may be involved in litigation some of which is material” and “Risk Factors—Legal and Regulatory Risks—We may be subject to administrative fines and our reputation may be harmed if the Personal Data Protection Authority were to determine that we breached Turkish Data Protection Law No. 6698.”

Class Action Proceedings

In September 2021, a putative class action lawsuit was filed by an alleged holder of the Company’s ADSs, against the Company, board members at the time of the IPO, certain members of the Company’s senior management, the underwriters of the IPO, TurkCommerce B.V. and other defendants. The case is pending in the Supreme Court of the State of New York in the United States as case no. 655701/2021 (the “State Court Action”).

The complaint, filed on behalf of a putative class of investors that acquired the Company’s ADSs in the IPO and amended in December 2021, alleges claims under Sections 11 and 15 of the Securities Act. The complaint alleges that the Company’s registration statement (consisting of the prospectus and the registration statement filed with the U.S. Securities and Exchange Commission that was declared effective on June 30, 2021 in connection with the IPO (the “Registration Statement”)), contained untrue statements of material facts or omitted facts necessary to make the statements made therein not misleading.

In October 2021, similar claims were raised in a second putative class action lawsuit by another alleged holder of the Company’s ADSs, against the Company, board members at the time of the IPO, certain members of the Company’s senior management, the underwriters of the IPO, TurkCommerce B.V. and other defendants. The case is pending in the United States District Court for the Southern District of New York as case no. 1:21-cv-08634-PKC (the “Federal Court Action,” and, together with the State Court Action, the “Actions”).

The complaint, filed on behalf of a putative class of investors that acquired the Company’s ADSs issued in connection with the IPO and amended in February 2022, alleges claims under Sections 11, 12(a)(2) and 15 of the Securities Act. The complaint alleges that the Registration Statement contained untrue statements of material facts or omitted facts necessary to make the statements made therein not misleading.

On February 8, 2022, Hepsiburada and the underwriter defendants moved to dismiss the State Court Action asserting that the plaintiff failed to plead that the Registration Statement contained any materially false or misleading statement or omission. On April 15, 2022, Hepsiburada and the underwriter defendants moved to dismiss the Federal Court Action for failure to state a claim, arguing that the complaint failed to plead an actionable misrepresentation or omission under the Securities Act.

The motions to dismiss the Actions were pending when the parties agreed to explore mediation. After negotiations, the parties agreed to a settlement subject to the negotiation of a stipulation of settlement and court approval (the “Settlement”). Under the terms of the Settlement set forth in a binding term sheet signed on December 2, 2022, Hepsiburada agreed to pay $13.9 million to resolve the Actions in their entirety. TurkCommerce B.V., currently a holder of the Company’s Class B ordinary shares, is expected to contribute $3,975,000 towards the Settlement amount. On April 20, 2023, the United States District Court for the Southern District of New York issued an order granting the plaintiffs’ motion for preliminary approval of the Settlement, subject to further consideration at a settlement fairness hearing scheduled for August 1, 2023. The Settlement remains subject to final approval and/or entry of judgment by the respective courts. There can be no assurance that the Settlement will be approved by either court.

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

ADSs representing our Class B ordinary shares are listed on the Nasdaq. See Item 9.C. “The Offer and the Lising—Markets”.

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

Share Purchase Agreement to acquire Hepsifinans (formerly Doruk Finansman A.Ş.)

Please see Item 4.A. “Information on the Company—History and Development of the Company—Company History and Brand Development” and Item 4.C. “Information on the Company—Organizational Structure—Hepsifinans”.

Except as described above and otherwise disclosed in this annual report (including the Exhibits), we are not currently, nor have we been for the past two years, a party to any material contract, other than those entered into in the ordinary course of business.

D.	Exchange Controls

Banks in Türkiye set their own foreign exchange rates independently of those announced by the Central Bank. Pursuant to Decree No.32 on the Protection of the Value of Turkish Currency, the government eased and ultimately abolished restrictions on Turkish Lira exchanges for current account and non-resident capital account transactions to facilitate exchange of the proceeds of transactions in Turkish securities by foreign investors. These legislative changes enabled Turkish citizens to purchase securities on foreign exchanges as well as residents and non-residents to buy and transfer foreign currency abroad without ministerial approval.

Turkish citizens are permitted to buy unlimited amounts of foreign currency from banks and to hold foreign exchange in commercial banks. Banks are obliged to inform authorities to be determined by the Ministry of Treasury and Finance about Turkish Lira transfers abroad, excluding payments for exports, imports and invisible transactions that are above the equivalent of USD 50,000, within a 30-day period starting from the date of transfer. Any amendment to recent exchange controls provisions may affect our results of operations.

The Capital Movements Circular and the Decree No. 32 were amended with effect as of May 2, 2018, introducing new restrictions on Turkish corporates’ utilization of foreign currency loans from Türkiye and outside of Türkiye. While the current regime continues to maintain the existing prohibition on Turkish individuals utilizing foreign exchange loans and foreign exchange indexed loans, it introduces a strict prohibition on Turkish non-bank corporates (Corporate Borrower) from utilizing foreign currency indexed loans and also brings in new restrictions on corporate borrowers to utilize foreign currency loans (F/X Loan Restriction).

Accordingly, a corporate borrower shall be permitted to utilize foreign currency loans if (i) it generates foreign currency-denominated revenue, which is defined as “the revenue derived from export, transit trade, sales and deliveries considered as export and foreign currency generating activities (F/X Revenue Exemption)” in the new legislation; (ii) the purpose of the loan is to finance an activity that is exempt from the F/X Loan Restriction (Activity Exemption); (iii) the unpaid outstanding balance of its total foreign currency loans and/or foreign currency indexed loans (Loan Balance) is more than USD 15 million, or (iv) the F/X loan to be utilized by a corporate borrower falls within the scope of the exemptions determined by the Ministry of Treasury and Finance.

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

With regard to the Activity Exemption, a legal entity must qualify as a public institution, banks and factoring, financial leasing and financing companies resident in Türkiye in order to utilize foreign currency loans. In the case of corporate borrowers, the Activity Exemption must relate to an activity in the context of (i) a domestic tender with an international element awarded to such corporate borrower; (ii) defense industry projects approved by the Undersecretariat of Defence Industry; (iii) public private partnership projects; (iv) an export, transit trade, sales and related deliveries subject to the relevant corporate borrower certifying the scope of its relevant activity and its potential sources of foreign currency revenues and (iv) investment incentive certificate. Note that in order for a corporate borrower to benefit from the Activity Exemption summarized in item (iv), it must not have any foreign currency revenue within the last three financial years (which otherwise, would be subject to the F/X Revenue Exemption) and the maximum amount of foreign currency loan such Corporate Borrower can utilize is limited to the amount stated in its certified sources of foreign revenue. For the restrictions on TRY borrowings for companies whose total foreign currency assets exceed certain limits, see Item 5. B. “Operating And Financial Review And Prospects— Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources”.

E.	Taxation

The following summary contains a description of the material Türkiye and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of Türkiye and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Türkiye Tax Considerations

Tax Status of Shareholders

Under Turkish income tax laws, there are two types of tax status in determination of income tax liabilities of taxpayers. “Residents” are subject to Turkish income taxation on their worldwide income as taxpayers with full liability. “Non-Residents”, who are considered taxpayers with limited liability are subject to Turkish income taxation on their taxable income sourced from Türkiye, if applicable.

Real persons are considered Residents in Türkiye, if (i) they are domiciled in Türkiye in accordance with the Turkish Civil Code or (ii) excluding temporary departures, they stay in Türkiye for more than six months in a calendar year. If neither of the given two conditions is satisfied, real persons are considered Non Residents for Turkish tax purposes.

Legal entities are treated as Residents in Türkiye if they are incorporated in Türkiye under relevant Turkish laws or if their effective places of management are in Türkiye despite the fact that they are incorporated outside of Türkiye. If neither of the given two conditions is satisfied, legal entities are considered Non-Residents for Turkish tax purposes.

Dividend income is considered “Turkish source income” if the capital is invested in Türkiye. As for capital gains, they are treated as Turkish source income if the transaction leading to the gains is concluded in Türkiye, the payment for consideration is made in Türkiye or the payment is accounted for in Türkiye even if the payment is made outside of Türkiye. The term “accounted for” means that a payment is made in Türkiye, or if the payment is made abroad, it is recorded in the books in Türkiye or is made from the profits of the payer or the person on whose behalf the payment is made in Türkiye.

Distributions on the Shares

Dividends distributed by Turkish resident companies are subject to an income withholding tax of 10.0% if they are paid to Resident or Non-Resident individuals, either in cash terms or on account, or to Non-Resident entities which do not hold such shares through a fixed place of business or a permanent representative which constitutes a permanent establishment in Türkiye (the “Permanent Establishment”). Under Turkish income tax laws, if the dividend is not distributed in cash but converted to share capital, obtaining the bonus shares issued to such effect is not subject to withholding tax.

If a double taxation treaty is in effect between Türkiye and the country where the recipient or beneficial owner of the dividend is resident for fiscal purposes, and if that treaty provides a reduced rate lower than the local rate, then a treaty-reduced withholding tax rate set forth in the double taxation treaty may apply under certain conditions.

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

Within the framework of the taxation regime, withholding tax is the final tax for dividend income earned from Türkiye by Non-Residents. Non-Residents without any Permanent Establishment in Türkiye are not required to file an annual or special tax return for their Türkiye-sourced dividends that are taxed through withholding at the level of the company making the distribution.

Dividend income distributed by a Resident company and received by Resident entities and Non-Resident entities with a Permanent Establishment in Türkiye is not subject to withholding tax and is also exempted from corporate income tax at the level of the recipient in Türkiye. Non-Resident entities holding shares through their Permanent Establishments in Türkiye will be required to apply a branch profits repatriation withholding tax at a rate of 10.0% upon remittance of such profits to their headquarters unless a lower tax rate in the relevant tax treaty is available for such income repatriation.

Resident individuals are required to file an annual tax return for their dividend income. One half of the gross amount of dividends derived by Resident individuals from Resident companies is exempt from income tax. If the remaining amount exceeds the monetary threshold (TRY 70,000 for 2022) together with other income subject to declaration, this remaining amount should be declared in the annual tax return. Withholding tax charged on the gross amount of such dividend will be credited against income tax calculated on the tax return. If the dividend is distributed as bonus shares, acquisition of such bonus is not subject to declaration.

Tax Treaty with the United States

A generally applicable tax treaty for the prevention of double taxation of income between Türkiye and the United States (the “Türkiye-U.S. Treaty”) applies to all types of income.

Under Article 10 of the Türkiye-U.S. Treaty, withholding tax on dividends paid to a company resident in the United States which beneficially owns at least 10.0% of the voting stock of a Turkish company paying the dividend is limited to 15.0% of gross dividends paid. In all other cases, the withholding tax rate is limited to 20.0% of the gross dividend paid. However, as there is no reduced rate under the Türkiye-U.S. Treaty, the local withholding tax rate will be applicable. See “— Distributions on the Shares.”

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

The following discussion does not describe all of the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

●	banks and certain other financial institutions;
●	regulated investment companies;
●	real estate investment trusts;
●	insurance companies;
●	broker-dealers;
●	traders that elect to mark to market;
●	tax-exempt entities or governmental organizations;
●	individual retirement accounts or other tax-deferred accounts;
●	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;
●	U.S. expatriates and former citizens or long-term residents of the United States;
●	persons holding ADSs as part of a straddle, hedging or other risk reduction strategy, constructive sale, conversion or integrated transaction or investment;
●	persons that actually or constructively own 10% or more of our stock by vote or value;
●	persons subject to special tax accounting rules as a result of gross income with respect to the ADSs being taken into account in an applicable financial statement;
●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
●	persons who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation; and
●	partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities and persons holding ADSs through partnerships or other pass-through entities.

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Dividends and Other Distributions on ADSs

As described in the section entitled “Dividend Policy,” we do not currently anticipate paying any cash dividends on our ordinary shares. If we make distributions of cash or property on our ordinary shares, subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to ADSs (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year actually or constructively received by the U.S. Holder, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as dividend income will constitute a return of capital and will first be applied to reduce a U.S. Holder’s tax basis in its ADSs, but not below zero, and then any excess will be treated as capital gain realized on a sale or other disposition of the ADSs. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that (1) either the ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Türkiye, (2) we are not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend was paid or the immediately preceding taxable year and (3) certain other requirements are met. In this regard, the ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Global Select Market. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs.

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

Passive Foreign Investment Company Rules

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For these purposes, passive income includes interest, dividends and other investment income, with certain exceptions. For these purposes, cash and other assets readily convertible into cash generally are considered passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. The PFIC rules also contain a look-through rule whereby the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

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

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisor about the potential application of the PFIC rules to an investment in ADSs.

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

The discussion above is a general summary. It does not cover all tax matters that may be important to you. You should consult your own tax advisor about the tax consequences of an investment in ADSs under the investor’s own circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Documents concerning the Company that are referred to in this annual report may also be inspected on our website at https://investors.hepsiburada.com/. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this annual report. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk, credit risk, liquidity risk and funding risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. When it comes to capital management, our goals are to protect our ability to sustain operations in order to provide returns to shareholders and benefits to other stakeholders, as well as to maintain an appropriate capital structure to lower capital costs. We are able to adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt in order to maintain or adjust the capital structure.

For a detailed discussion and sensitivity analyses of our exposure to these risks, see Note 23 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For further information on payments made by the depositary to the Company under the ADS program, see Note 18 to our audited consolidated financial statements included elsewhere in this annual report.

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

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;
●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;
●	are not liable if we or it exercises discretion permitted under the deposit agreement;
●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;
●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and
●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

For the period from June 30, 2021, the effective date of the Registration Statement, to December 31, 2022, we have used around US$ 286 million of the proceeds received from our IPO for general corporate purposes, including working capital, operating expenses, capital expenditures such as investments in the expansion of our strategic assets and complementary businesses. As of the date of this annual report, there have been no material changes in the use of proceeds as disclosed in the Registration Statement.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2022.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS accounting standards and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Management, under the supervision of the Chief Executive Officer and Chief Financial Officer and under the oversight of the Audit Committee, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was not effective because of the material weakness described below.

As part of management’s assessment of its internal control over financial reporting for the fiscal year ended December 31, 2022, we have identified a material weakness in our internal control over financial reporting related to the design and operating effectiveness of information technology general controls (“ITGCs”) for information systems that are relevant to the preparation of our consolidated financial statements.

The material weakness relates to access rights to IT applications, IT program change-management controls and segregation of duties for IT applications. As a result of the overall impact of the ineffective ITGCs and information produced by those IT applications with respect to substantially all of the Company’s business processes, controls over such business processes are also ineffective.

The material weakness above did not result in material adjustments, or restatements, of our audited consolidated financial statements or disclosures for any prior period previously reported by us.

In 2021, we identified two material weaknesses in our internal controls over financial reporting related to:

●	not effectively performing internal controls with respect to the review of complex and unusual transactions in accordance with IFRS, due to our having less experience in such complex and unusual applications of IFRS and our lack of a dedicated separate IFRS reporting team; and
●	not effectively performing ITGCs for one of our recently developed information technology products.

Management remediated the first material weakness identified in 2021 prior to the issuance of the consolidated financial statements as of and for the year ended December 31, 2022. However, the material weakness related to ITGCs was not fully remediated as of December 31, 2022 and is included as part of the material weakness disclosed above.

Under the supervision of management and the oversight of our Audit Committee, we are in the process of taking remedial actions to address these control deficiencies, which are designed to address the underlying causes of the material weakness, including:

●	improving controls over access rights management;
●	implementing new control procedures for managing changes in our information systems;
●	designing the information technology processes for compliance and security;
●	retaining consultants with specialized experience in providing advisory services with respect to segregation of duties; and
●	establishing information technology processes and control team (SOX ITGC) under the Technology Department.

Until these remedial actions have been completed and the required internal controls over financial reporting have been fully implemented and operated for a sufficient period of time to be able to conclude that the controls are effective, the material weakness described above will continue to exist.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting can only provide reasonable, not absolute, assurances. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but cannot assure that such improvements will be sufficient to provide us with effective internal control over financial reporting.

Notwithstanding the existence of the material weaknesses described above, we believe that the consolidated financial statements in this annual report fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods, presented, in conformity with IFRS.

C.	Attestation Report of the Registered Public Accounting Firm

Not applicable. As we qualify as an emerging growth company (as defined in Section 2(a)(19) of the Securities Act), we are exempt from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act.

D.	Changes in Internal Control over Financial Reporting

Except as disclosed above, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Tayfun Bayazıt, Ahmet Fadıl Ashaboğlu and Halil Cem Karakaş are audit committee financial experts as defined under the applicable rules of the SEC and have the requisite financial sophistication such as the financial literacy, and the financial expertise as defined under the applicable rules and regulations of Nasdaq. Our board has also determined that Tayfun Bayazıt, Ahmet Fadıl Ashaboğlu and Halil Cem Karakaş satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq listing rules.

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

(in TRY millions)	For the year ended December 31,
	2022	2021
Audit Fees (1)	17.0	8.6
Audit-related Fees (2)	—	1.0
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total Fees	17.0	9.6
(1)

Audit Fees for years ended December 31, 2022 and 2021 were related to professional services provided for the audit of our consolidated financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory engagements for those fiscal years. 2021 Audit Fees also included professional services provided for the interim review procedures.

(2)	Audit-related Fees for the years ended December 31, 2021 relate to services in connection with our IPO.
(3)	Tax Fees consist of fees billed for professional services relating to tax compliance, tax planning and tax advice.
(4)	All Other Fees consist of fees billed for all other services.

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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in our certifying accountant during the years ended December 31, 2021 or 2022.

ITEM 16G. CORPORATE GOVERNANCE

Matters related to corporate governance in Türkiye are regulated by the Turkish Commercial Code, or the “TCC”. We are not listed on Borsa Istanbul or any stock exchange market other than Nasdaq.

Accordingly, we are not a publicly held company for purposes of the Turkish Capital Markets Laws and Regulations unless and until the number of shareholders holding our shares amounts to 500 or more.

We have chosen to voluntarily adopt, by amending our articles of association and by adopting necessary resolutions of the board of directors, some of the principles to which publicly held companies are subject under Turkish Capital Markets Laws and Regulations, namely the requirements that:

●	At least one third of the members of the board of directors be independent in accordance with the requirements of Turkish Capital Markets Laws and Regulations (we have four independent directors as of the date of this annual report); and
●	The board of directors establish an Audit Committee, Risk Committee and Corporate Governance Committee for the effective functioning of the board of directors pursuant to the Turkish Capital Markets Board’s Communique on Corporate Governance Principles.

However, unless and until such time as we attain publicly held company status under Turkish Capital Markets Laws and Regulations, we will not be subject to the general provisions thereof, including the Corporate Governance Communiqué numbered II 17.1, which was published in the Official Gazette dated January 3, 2014, or the CMB Principles.

The following summarizes the main rules under the Turkish Capital Markets Laws and Regulations:

●	The number of independent members of the board of directors shall not be less than one third of the total number of the members of the board of directors. In calculating the number of independent board members, a fraction would be rounded up to the nearest integer. In any case the number of the independent board members shall not be less than two. The term of office of independent members of the board of directors is up to three years. Such members are eligible to be nominated again and re elected.
●	The CMB sets forth certain independence criteria for independent board members.
●	The following committees of the board of directors shall be established by listed companies:
●	Audit Committee;
●	Corporate Governance Committee; and

●	Risk Committee.
●	Each of the corporate governance committee, the risk committee and the audit committee should consist of at least two members. It is mandatory that both (in the case of committees with two members) or the majority of the members (in the case of committees with three or more members) of the committees be non-executive board members, provided that all of the members of the Audit Committee must be independent members. Expert people who are not board members may be elected as committee members except for the Audit Committee which must consist only of board members. The chief executive officer should not hold a position on the committees. Terms of reference, working principles and members of the committees shall be determined and disclosed to the public by the board of directors.
●	Mandatory rules relating to enhanced shareholder information:
●	There are enhanced requirements as to the contents of the general assembly notice.
●	A written remuneration policy for board members and senior management must be prepared. This policy must be posted on the company’s website and submitted at the ordinary general assembly as a separate agenda item for information. Payment plans, such as stock options or those based on company performance, are not used in the remuneration of independent board members. Remuneration of independent board members must safeguard their level of independence.
●	There are rules relating to mandatory tender offer, material transactions and related party transactions or guarantees to third parties, that:
●	require any person acquiring “control” of the Company within the meaning of Turkish Capital Markets Laws and Regulations to make a mandatory tender offer to the minority shareholders;
●	require any person whose shares or total voting rights reach or fall below 5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95% of our ordinary shares or total voting rights to notify both us and the public;
●	provide for approval by the general assembly of shareholders of any “material transactions” within the meaning of the Turkish Capital Markets Laws and Regulations;
●	require approval of material related party transactions by a majority of independent directors;
●	impose a “short-swing” profits rule on transactions in our ordinary shares by directors or senior management occurring within a six-month period;
●	require approval by the general assembly of shareholders of any transactions by a related parties in the same field activity as the field of activity of our Company or our subsidiaries;
●	require the adoption of specified policies and procedures governing the distribution of dividends; and
●	permit the squeeze-out of minority shareholders by any shareholder who holds more than 98% of all voting rights related to our outstanding ordinary shares.

These provisions would apply to us from such time as the number of shareholders holding our ordinary shares amounts to 500 or more.

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

We rely on these exemptions with respect to the following Nasdaq requirements:

●	we do not comply with the requirement under Nasdaq Listing Rule 5605(b)(1) that a majority of the members of our board of directors be independent;
●	we do not comply with the requirement under Nasdaq Listing Rule 5605(b)(2) to have regularly scheduled meetings at which only independent directors attend and will follow home country practice that permits us not to hold regular executive sessions where only independent directors are present;
●	we do not comply with the requirement under Nasdaq Listing Rule 5605(d) to have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum duties, subject to certain exceptional and limited circumstances (our Corporate Governance Committee carries out the functions of a compensation committee, and consists of a majority of independent directors);
●	we do not comply with the requirement under Nasdaq Listing Rule 5605(e) that director nominees be selected or recommended by either (i) a nominations committee comprised solely of independent directors with a written charter or (ii) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate pursuant to a process adopted in a board resolution. We follow home country practice which permits us to appoint directors by resolution at the general assembly of shareholders as set forth in our articles of association and the TCC;
●	we do not comply with the requirement under Nasdaq Listing Rule 5620(b) that a company solicit proxies for all shareholder meetings and will follow home country practice that permits us not to solicit proxies;
●	we do not comply with the requirement under Nasdaq Listing Rule 5620(c) that an issuer provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one third of the outstanding voting stock (under Turkish law one-fourth of the outstanding voting stock of a company is adequate for a meeting of the shareholders, except in specific circumstances where Turkish law requires a higher quorum);
●	we do not comply with the requirement under Nasdaq Listing Rule 5630 that the audit committee or another independent body of the board of directors review and oversee all related party transactions (Turkish law only requires approval by a majority of independent directors for material related party transactions and such rule would only apply to us from such time as the number of shareholders holding our ordinary shares amounts to 500 or more); and
●	we do not comply with the requirements under Nasdaq Listing Rule 5635 relating to matters requiring shareholder approval (Turkish law and our articles of association generally permit us, with approval of our board of directors and without shareholder approval, to take the actions set out in Nasdaq Listing Rule 5635).

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other exemptions with respect to some or all of the other Nasdaq listing requirements. Accordingly, holders of our ADSs may not be afforded the same protection as provided under Nasdaq corporate governance rules to the extent Turkish law does not provide similar protections. For more information, see Item 3.D. “Key Information—Risk Factors—Risks Relating to Ownership of our ADSs—As a foreign private issuer we rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs” and “Key Information—Risk Factors—Risks Relating to Ownership of our ADSs—We are a “controlled company” within the meaning of the Nasdaq listing rules. As a result, we qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

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

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished Herewith
1.1	Articles of Association of the Registrant					*
2.1	Description of Securities					*
2.2	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon as depositary and the holders and beneficial owners from time to time of the American Depositary Shares issued thereunder	F-1/A	333-256654	4.1	June 17, 2021
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)	F-1/A	333-256654	4.2	June 17, 2021
2.4	Form of Shareholder’s Agreement, between Hanzade Vasfiye Doğan Boyner, Vuslat Doğan Sabancı Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, Işıl Doğan and TurkCommerce B.V.	F-1/A	333-256654	4.3	June 17, 2021
4.1†	English translation of the server hosting service agreement between Türk Telekomünikasyan A.Ş. and the Registrant, dated June 19, 2017	F-1	333-256654	10.9	May 28, 2021
4.2†

English translation of Additional Agreement between Türk Telekomünikasyon A.Ş., TTNET A.Ş. and the Registrant regarding the provision of server hosting and data center access services, dated January 1, 2023

						*
4.3	English translation of the financing agreement between Doruk Faktoring A.Ş. and the Registrant, dated November 11, 2020	F-1	333-256654	10.8	May 28, 2021
4.4	Revised Incentive Plan dated April 24, 2023					*

4.5†	English translation of the framework agreement for various hosting-related services between Superonline İletişim Hizmetleri A.Ş. and the Registrant, dated May 24, 2021	F-1	333-256654	10.10	May 28, 2021
4.6†	English translation of Share Purchase Agreement concerning the sale of shares of Doruk Finansman A.Ş. between the Sellers named therein and Hepsi Finansal Danişmanlik A.Ş. dated December 16, 2021	20-F	001-40553	4.17	May 2, 2022
4.7	Form of Director and Executive Committee Member Indemnification Agreement	20-F	001-40553	4.16	May 2, 2022
4.8†	English translation of the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated April 2014	F-1	333-256654	10.1	May 28, 2021
4.9	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated September 1, 2015	F-1	333-256654	10.15	May 28, 2021
4.10	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated February 1, 2022	20-F	001-40553	4.18	May 2, 2022
4.11†	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated August 15, 2022					*
4.12†	English translation of the Lease Agreement between Ortadoğu Otomotiv Ticaret A.Ş., as lessor and the Registrant, as lessee, dated December 24, 2014	F-1	333-256654	10.7	May 28, 2021
4.13†	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları, as lessor and the Registrant, as lessee, dated June 14, 2019	F-1	333-256654	10.12	May 28, 2021
4.14	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları, as lessor and the Registrant, as lessee, dated June 15, 2019	F-1	333-256654	10.13	May 28, 2021
4.15	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları, as lessor and the Registrant, as lessee, dated August 21, 2019	F-1	333-256654	10.14	May 28, 2021

4.16†	English translation of the Lease Agreement between A. Vedat Yakupoğlu Gayrimenkul Yatırımcılığı, as lessor and the Registrant, as lessee, dated August 10, 2020	F-1	333-256654	10.2	May 28, 2021
4.17†	English translation of the Lease Agreement between AZC Hazır Beton İhtiyaç Maddeleri Tekstil Maddeleri Tekstil Turizm Petrol Ürünleri Pazarlama Sanayi ve Ticaret Ltd. Şti., as lessor and the Registrant, as lessee, dated August 18, 2020	F-1	333-256654	10.4	May 28, 2021
4.18†	English translation of the Lease Agreement between Üstünkarlı Makine A.Ş., as lessor and the Registrant, as lessee, dated August 28, 2020	F-1	333-256654	10.6	May 28, 2021
4.19†	English translation of the Lease Agreement between Emrenes Orman Ürünleri Sanayi ve Ticaret Ltd. Şti., as lessor and the Registrant, as lessee, dated August 31, 2020	F-1	333-256654	10.5	May 28, 2021
4.20	English translation of Additional Protocol to the Lease Agreement between Emrenes Orman Ürünleri San. ve Tic. Ltd. Şti., as lessor and the Registrant, as lessee, dated April 6, 2022	20-F	001-40553	4.20	May 2, 2022
4.21†	English translation of the Lease Agreement between Mahmud Reşid Çizmeci, acting as agent on behalf of Rabia Çizmeci, as lessor and the Registrant, as lessee, dated October 1, 2021	20-F	001-40553	4.19	May 2, 2022
4.22†	English translation of Sub-Lease Agreement between D Fast Dağıtım Hizmetleri ve Lojistik A.Ş., as lessor and the Registrant, as lessee, dated October 1, 2022					*
4.23†	English translation of Sub-Lease Agreement between D Fast Dağıtım Hizmetleri ve Lojistik A.Ş., as lessor and the Registrant, as lessee, dated March 1, 2023					*
4.24†	English translation of Lease Agreement between Doğruer Uluslararası Nakliye ve Dış Ticaret A.Ş., as lessor and the Registrant, as lessee, dated March 1, 2023					*
8.1	List of subsidiaries of the Registrant					*
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document	*
101.SCH	Inline XBRL Taxonomy Extension Schema	*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	*
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)	*

*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted because they are both (i) not material and (ii) the Registrant customarily and actually treats such information as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

D-MARKET ELECTRONIC SERVICES & TRADING

By:	/s/ Halil Korhan Öz

Name: Halil Korhan Öz

Title: Chief Financial Officer

Date: May 1, 2023

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of D-Market Elektronik Hizmetler ve Ticaret A.Ş.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of D-Market Elektronik Hizmetler ve Ticaret A.Ş. and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Istanbul, Türkiye

May 1, 2023

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

	Notes	2022	2021

ASSETS

Current assets:
Cash and cash equivalents	4	5,266,008	6,264,371
Restricted cash		107,427	65,704
Financial investments	5	17,557	1,902,328
Trade receivables	7	664,221	369,100
Due from related parties	22	1,718	3,588
Loan receivables		3,514	—
Inventories	8	1,788,247	2,876,246
Contract assets	9	15,348	12,076
Other current assets	15	514,110	329,377

Total current assets		8,378,150	11,822,790

Non-current assets:
Property and equipment	10	337,990	223,945
Intangible assets	11	845,813	405,391
Right of use assets	12	438,542	432,313
Loan receivables		3,858	—
Other non-current assets	15	63,018	502,256

Total non-current assets		1,689,221	1,563,905

Total assets		10,067,371	13,386,695

These consolidated financial statements have been approved by Board of Directors on 1 May 2023. The General Assembly has the right to amend these consolidated financial statements.

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

	Notes	2022	2021

LIABILITIES AND EQUITY

Current liabilities:
Bank borrowings	6	13,049	317,343
Lease liabilities	12, 25	157,414	179,563
Wallet deposits		113,493	67,226
Trade payables and payables to merchants	7	5,886,538	6,672,876
Due to related parties	22	5,579	14,861
Provisions	13	395,025	217,529
Employee benefit obligations	14	156,069	116,186
Contract liabilities and merchant advances	9	638,556	360,146
Other current liabilities	15	380,029	271,960

Total current liabilities		7,745,752	8,217,690

Non-current liabilities:
Bank borrowings	6	10,924	—
Lease liabilities	12, 25	104,953	167,456
Employee benefit obligations	14	16,457	8,702
Other non-current liabilities	15	146,597	180,829

Total non-current liabilities		278,931	356,987

Equity:
Share capital	16	302,635	302,635
Other capital reserves	14	322,466	170,364
Share premium	16	8,789,896	8,789,896
Accumulated deficit		(7,372,309)	(4,450,877)

Total equity		2,042,688	4,812,018

Total equity and liabilities		10,067,371	13,386,695

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

		1 January –	1 January –	1 January –
		31 December	31 December	31 December
	Notes	2022	2021	2020

Revenues	17	16,069,394	15,046,238	15,171,834

Operating expenses
Cost of inventory sold		(12,577,307)	(11,796,542)	(11,852,569)
Shipping and packaging expenses		(1,595,728)	(1,899,366)	(1,276,866)
Payroll and outsource staff expenses		(1,790,091)	(1,587,567)	(794,492)
Advertising expenses		(1,765,278)	(2,950,767)	(1,526,765)
Technology expenses		(183,416)	(123,951)	(75,454)
Depreciation and amortization	10, 11, 12	(512,761)	(386,600)	(301,617)
Other operating income	18	78,654	159,211	20,890
Other operating expenses	18	(826,377)	(573,365)	(192,625)

Operating loss		(3,102,910)	(4,112,709)	(827,664)

Financial income	19	1,913,635	4,024,276	249,013
Financial expenses	20	(1,710,031)	(1,988,906)	(957,143)
Monetary gains/ (losses)		(8,144)	56,328	599,208

Loss before income taxes		(2,907,450)	(2,021,011)	(936,586)

Taxation on income	21	-	-	-

Loss for the year		(2,907,450)	(2,021,011)	(936,586)

Basic and diluted loss per share	26	(8.92)	(6.63)	(3.29)

Other comprehensive loss: Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	14	(13,982)	(6,658)	(3,312)

Total comprehensive loss for the year		(2,921,432)	(2,027,669)	(939,898)

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

	Share	Other capital	Share	Accumulated	Total
	capital	reserves	premiums	deficit	equity

Balance at 1 January 2022	302,635	170,364	8,789,896	(4,450,877)	4,812,018

Net loss for the year	—	—	—	(2,907,450)	(2,907,450)
Other comprehensive loss for the year	—	—	—	(13,982)	(13,982)
Share-based payments (Note 14)	—	152,102	—	—	152,102

Balance at 31 December 2022	302,635	322,466	8,789,896	(7,372,309)	2,042,688

Balance at 1 January 2021	285,762	—	543,011	(2,423,208)	(1,594,435)

Net loss for the year	—	—	—	(2,021,011)	(2,021,011)
Other comprehensive loss for the year	—	—	—	(6,658)	(6,658)
Capital increase (Note 16)	16,873	—	8,246,885	—	8,263,758
Share-based payments (Note 14)	—	170,364	—	—	170,364

Balance at 31 December 2021	302,635	170,364	8,789,896	(4,450,877)	4,812,018

Balance at 1 January 2020	285,762	—	543,011	(1,483,310)	(654,537)

Net loss for the year	—	—	—	(936,586)	(936,586)
Other comprehensive loss for the year	—	—	—	(3,312)	(3,312)

Balance at 31 December 2020	285,762	—	543,011	(2,423,208)	(1,594,435)

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

	Note	2022	2021(*)	2020(*)

Loss before income taxes		(2,907,450)	(2,021,011)	(936,586)

Adjustments to reconcile loss before income taxes to cash flows from operating activities:		2,832,889	1,133,372	1,267,288
Interest and commission expenses	20	1,141,807	1,267,611	840,437
Depreciation and amortization	10, 11,12	512,761	386,600	301,617
Interest income on time deposits	19	(201,147)	(83,627)	(50,062)
Interest income on credit sales	19	(125,574)	(67,212)	(44,113)
Provision for unused vacation liability	14	24,460	21,957	11,692
Provision for personnel bonus	14	127,680	73,559	30,581
Provision for settlement legal proceedings	13	280,660	—	—
Provision for Competition Authority investigation	13	(5,799)	209,484	—
Provision for Turkish Capital Markets Board fee	13	23,745	—	—
Provision for legal cases	13	13,541	3,481	6,435
Provision for doubtful receivables	7	19,471	6,657	8,122
Provision for impairment of trade goods, net	8	(10,570)	6,722	34,450
Provision for post-employment benefits	14	4,042	3,463	1,932
Share-based payment expense	14	152,102	170,364	—
Adjustment for fair value loss of financial investments	5, 20	45,506	70,814	—
Net foreign exchange differences		(1,424,287)	(2,389,501)	27,332
Monetary gains on non-operating activities		2,425,325	1,482,761	105,548
Monetary losses on provisions		(170,834)	(29,761)	(6,683)

Changes in net working capital
Change in trade payables and payables to merchants		(787,039)	2,147,208	1,929,305
Change in inventories		1,098,569	(1,123,448)	(844,025)
Change in trade receivables		(285,199)	(27,018)	(133,059)
Change in contract liabilities and merchant advances		278,410	23,276	52,810
Change in contract assets		(3,272)	112,517	(75,115)
Change in other liabilities		128,900	391,458	52,948
Change in other assets and receivables		206,946	(641,958)	(186,558)
Change in due from related parties		1,870	4,030	874
Change in due to related parties		(25,416)	6,076	1,889
Post-employment benefits paid	14	(4,908)	(6,074)	(3,508)
Payments for concluded litigation	13	(27,728)	(1,128)	(1,939)
Payments for personnel bonus	14	(74,807)	(29,332)	(26,279)
Payments for unused vacation liabilities	14	(2,802)	(4,770)	(1,875)
Collections of doubtful receivables	7	—	8,040	75
Net cash provided by/ (used in) operating activities		428,963	(28,762)	1,096,245

Investing activities:
Purchases of property and equipment and intangible assets	10, 11	(845,456)	(391,499)	(243,980)
Proceeds from sale of property and equipment		499	2,743	264
Purchases of financial investments	5	(1,571,400)	(1,651,789)	—
Proceeds from sale of financial investment	5	3,195,140	—	—
Cash outlows due to acquisition of subsidiary	3	(4,599)	—	—
Interest received on time deposits		196,114	82,426	50,076
Interest received on credit sales		125,574	67,212	44,113
Net cash provided by/ (used in) investing activities		1,095,872	(1,890,907)	(149,527)

Financing activities:
Proceeds from borrowings	25	944,695	3,537,817	3,897,056
Repayment of borrowings	25	(1,168,333)	(3,866,246)	(3,141,788)
Interest and commission paid		(1,049,930)	(1,198,154)	(840,437)
Lease payments	25	(200,850)	(153,350)	(140,471)
Proceed from share capital and share premium increase	16	—	8,263,758	—
Net cash provided by/ (used in) financing activities		(1,474,418)	6,583,825	(225,640)

Net increase in cash and cash equivalents		50,417	4,664,156	721,078

Cash and cash equivalents at beginning of the year		6,262,951	1,323,982	722,367

Effects of exchange rate changes on cash and cash equivalents		975,472	1,816,946	(27,332)
Effects of inflation on cash and cash equivalents		(2,029,039)	(1,542,133)	(92,131)

Cash and cash equivalents at end of the year	4	5,259,801	6,262,951	1,323,982

(*) Classification of certain figures is corrected compared to the published financial statements as of 31 December 2021 and 31 December 2020. For further information, refer to note 2.5.

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 1 - ORGANISATION AND NATURE OF OPERATIONS

D-Market Elektronik Hizmetler ve Ticaret A.Ş. (“D-Market” or “Hepsiburada” or together with its subsidiaries the “Group”) was established in April 2000. D-Market currently operates as a retail website (www.hepsiburada.com) offering its retail customers a wide selection of merchandise including electronics and non-electronics (including books, sports, toys, kids and baby products, cosmetics, furniture, etc.). As of 31 December 2022, the ultimate shareholders of D-Market are the members of Doğan Family and TurkCommerce B.V. (Note 16).

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

As of 31 December 2022, the Group has 3,834 employees (2021: 3,789). The address of the registered office is as follows:

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
◾Doruk Finansman A.Ş. (“Doruk Finansman”)

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

Altıncı Cadde and Evimiz were merged under D-Fast at 27 August 2021.

D Ödeme was founded on 4 June 2015 and operates as a payment services provider offering payment gateway and e-money services. D Ödeme obtained its operational licence from Banking Regulation and Supervision Agency of Turkey (“BRSA”) on 20 February 2016. D Ödeme commenced its first payment service transaction on 15 June 2016. D Odeme launched Hepsipay Cüzdanım (Wallet) in June 2021, an embedded digital wallet product on Hepsiburada platform.

D Fast was founded on 26 February 2016 and operates as a cargo and logistic firm which provides last mile delivery services to the customers of Hepsiburada and other companies.

Hepsi Finansal was founded on 1 December 2021. Hepsi Finansal aims to operate as a holding company for the fintech operations of the Group and to provide financial solutions to the customers of Hepsiburada. Hepsi Finansal is the parent company of the Doruk Finansman A.Ş. which was acquired in February 2022 (Note 3).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 1 - ORGANISATION AND NATURE OF OPERATIONS (Continued)

Doruk Finansman was acquired by the Group on 28 February 2022 and the Group aims to offer its customers consumer financing solutions through Doruk Finansman. Doruk Finansman was founded on 24 April 2006 and obtained its operational license from the BRSA in 2008. Doruk Finansman operates as a consumer financing company in Türkiye.

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

2.1    Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Hepsiburada and its subsidiaries maintain their books of account in Turkish Lira (“TRY”) based on the Turkish Commercial Code (“TCC”), Turkish tax legislation and the Uniform Chart of Accounts issued by the Ministry of Finance of Turkey. These consolidated financial statements are based on the statutory records, which are maintained under the historical cost convention except for the financial investments which are measured at fair value, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS.

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

Financial reporting in hyperinflationary economy

Since the beginning of 2021, inflation in Turkey has increased significantly. With the cumulative effect of increasing inflation in recent three years, it has become necessary for entities operating in Turkey to apply International Accounting Standards (“IAS”) 29 – Financial Reporting in Hyperinflationary Economies starting from 30 June 2022. One of the important indicators for the application of IAS 29 is a three- year compound inflation rate approaching or exceeding 100%. Three-year cumulative increase in Consumer Price Index (CPI) as of June 2022 has been 136% in Turkey according to inflation data published by Turkey Statistical Institute on July 4, 2022.

Adjustments have been made in accordance with the terms of IAS 29 “Financial Reporting in Hyperinflationary Economies” regarding the changes in the general purchasing power of the Turkish Lira as of 31 December 2022. The terms of IAS 29 require that financial statements prepared in the currency in the economy with hyperinflation should be expressed in terms of the measuring unit current at the end of the reporting period and the amounts for the corresponding previous periods should also be stated in terms of the measuring unit current at the end of the reporting period.

For the application of IAS 29, the Group used the conversion coefficient derived from the CPI in Turkey published by Turkey Statistical Institute. The indices and coefficients used to prepare the consolidated financial statements are as follows:

Date	Index	Adjustment Coefficient	Three years compound inflation rates

31 December 2022	1,128.45	1.000	156%
31 December 2021	686.95	1.643	74%
31 December 2020	504.81	2.235	54%

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.1    Basis of preparation (Continued)

The following is a summary of the main procedures for the above mentioned adjustments:

To perform the required restatement of financial statements under IAS 29, assets and liabilities are separated into those that are monetary and non–monetary, with non–monetary items further divided into those measured on either a current or historical basis.

Non monetary items that are carried at amounts current at the end of the reporting period, such as net realisable value and fair value, are not restated. All other non monetary assets and liabilities are restated.

Monetary assets and liabilities are not adjusted as they are presented in the current purchasing power at the end of the reporting period.

Non-monetary assets and liabilities are restated in terms of the current measuring unit at the end of the reporting period, by applying the change in the general price index from the transaction date when they arose to the end of the reporting period.

Components of shareholders’ equity, except retained earnings, in the consolidated balance sheets are also restated by applying the relevant index from the date the components were contributed or otherwise arose. Retained earnings are restated for the balancing figure derived from the other amounts in the restated opening balance sheet.

All items in the consolidated statement of comprehensive loss are expressed in terms of current measuring unit at the end of the reporting period. All amounts restated by applying the change in the general price index from the dates when the items of income and expenses originated and restated on a monthly basis.

The application of IAS 29 results in an adjustment for the loss of purchasing power of the Turkish Lira recognized in the profit or loss section of the consolidated statements of comprehensive loss. In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power and an entity with an excess of monetary liabilities over monetary assets gains purchasing power to the extent the assets and liabilities are not linked to a price level. This gain or loss on the net monetary position is derived as the difference resulting from the restatement of non monetary assets, owners’ equity and items in the statements of comprehensive loss and the adjustment of index linked assets and liabilities.

Corresponding figures for the years ended 31 December 2021 and 31 December 2020 have also been restated so that they are presented in terms of the purchasing power of the Turkish Lira as of 31 December 2022.

In the first reporting period in which hyperinflation exists, the requirements of IAS 29 are applied as if the economy had always been hyperinflationary. Therefore, the statement of financial position at the beginning of the earliest comparative period, is restated as the base of all subsequent reporting. Restated retained earnings/losses in the statement of financial position at the beginning of the earliest comparative period is derived as balancing figure in the restated statement of financial position.

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which they operate (“the functional currency”). The consolidated financial statements are presented in thousand Turkish Lira (TRY), which is both the functional currency of all entities in the Group and the presentation currency of the Group.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.1    Basis of preparation (Continued)

Going concern

The Group has recurring losses, the total comprehensive loss for the year ended 31 December 2022 amounted to TRY2,921 million, while accumulated deficit as of 31 December 2022 amounted to TRY7,372 million. The Group generated positive operating cash flows in 2022 and its cash and cash equivalents as of 31 December 2022 amounts to TRY5,266 million. The recurring losses mainly results from operating expenses such as advertising, shipping and payroll expenses of the Group, as well as higher inflation rates in 2022 and intensified competition.

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

As further disclosed in Note 14, the Group granted an equity settled share-based payment plan where management personnel, other employees and directors are entitled to receive Company’s shares based on the fair value at the date when the grant is made using an appropriate valuation model. Determination of estimated fair value of the Company before it consummated its initial public offering required complex and subjective judgments. The Company’s enterprise value for purposes of recording share-based compensation was estimated using a discounted cash flow (“DCF”) methodology. For the DCF methodology, the net present value has been estimated using an appropriate discount rate.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

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

Website development costs recognized as assets are amortized over their estimated useful lives between 2 and 4 years. However, the actual useful life may be shorter or longer than estimated useful lives, depending on technical innovations and competitor actions. If the useful lives were increased/decreased by one year, the carrying amount would be TRY39,908 thousand higher/TRY62,153 thousand lower as at 31 December 2022 (2021: TRY 32,785 thousand higher/TRY 38,920 thousand lower).

The useful lives of the website development costs are estimated by management at the time the asset is capitalized and reviewed for appropriateness at each reporting date. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. Amortization starts when the asset is ready for use (Note 11).

Recognition and measurement of deferred tax assets

The Group has not recognised any deferred income tax assets (except to the extent they are covered by taxable temporary differences) in regarding to its carry forward tax losses, unused tax incentives and other deductible temporary differences due to uncertainties as to the generation of future taxable profits for the realization of such deferred tax assets in the foreseeable future. If actual events differ from the Group’s estimates, or to the extent that these estimates are adjusted in the future, changes in the amount of an unrecognized deferred tax asset could materially impact the Group’s results of operations.

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

The Group determines its incremental borrowing rate with reference to its existing and historical cost of borrowing adjusted for the term and security against such borrowing. In addition, the management assesses the expected length of the leases and this assessment takes into account non-cancellation and extension options. The Group evaluate whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (as a change in business strategy).

Recognition and measurement of provision for Competition Authority investigation

In accordance with the accounting policy in Note 2.7, provisions are recognized when the Group has a present obligation as a result of past events, and it is probable that a cash outflow will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.2    Significant accounting estimates and assumptions (Continued)

As further explained in Note 13, the Group recognized a provision payable to the Turkish Competition Authority (“TCA”) estimated at TRY95,643 thousand in its consolidated financial statements as of 31 December 2022. In 2021, the Group has computed the provision by applying 2% to D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with the tax legislations for the year ended 31 December 2021, based on the management’s and legal advisors’ best estimate, and reduced by 25% for early payment discount on the amount calculated, if the administration fine will be paid within 30 days after the decision date of the TCA, an option which the management will exercise and the Group recognized a provision amounting to TRY209,484 thousand in its consolidated financial statements, as its best estimate in 2021. The TCA board, at its own discretion, may also apply a discount between 1/4 and 3/5 of the total penalty if they decide to apply extenuating circumstances. In 2022, on the basis of legal opinion which considered similar cases and the provision expense was recalculated as TRY95,643 thousand, representing 1.5% of annual net revenues as reported in statutory financial statements in accordance with the tax legislations for 2021 and reduced by 25% for early payment discount on the amount calculated. In calculating the provision, the Group estimated that 1/4 of discount would be applied on total penalty. As of the approval date of these consolidated financial statements, the TCA’s final decision is not yet rendered. If the penalty ratio differs by 1% of statutory revenue from the management’s estimate, the estimated provision would be TRY63,762 thousand higher or lower, accordingly.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.3    Basis of consolidation (Continued)

The table below sets out the subsidiaries included in the scope of consolidation and shows the Group’s ownership interests at 31 December 2022, 2021 and 2020:

Subsidiaries	2022	2021	2020

Evimiz (*)	—	—	100.00%
Altıncı Cadde (*)	—	—	100.00%
D-Ödeme	100.00%	100.00%	100.00%
D-Fast	100.00%	100.00%	100.00%
Hepsi Finansal	100.00%	100.00%	—
Doruk Finansman	100.00%	—	—
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

2.5    Comparative information

Certain prior year figures in the consolidated statements of cash flows have been restated to correct an immaterial error. For the years ended 31 December 2021 and 2020, the Group had previously presented interest received on time deposits of TRY82,426 thousand and TRY50,076 thousand, respectively, and interest received on credit sales of TRY67,212 thousand and TRY44,113 thousand, respectively, as financing activities in the statement of cash flows. For all years presented, such cash flows have been presented as investing activities.

2.6    Recent accounting pronouncements

The accounting policies adopted in preparation of the consolidated financial statements as at 31 December 2022 are consistent with those of the previous financial year, except for the adoption of new and amended IFRS and IFRIC interpretations effective as of 1 January 2022 and thereafter. The effects of these amendments and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6   Recent accounting pronouncements (Continued)

i)	The new standards, amendments and interpretations which are effective as of 1 January 2022 are as follows:
•	IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual Improvements 2018-2020 (Amendments)

The amendments are effective for annual periods beginning on or after 1 January 2022 with earlier application permitted. The IASB has issued narrow-scope amendments to the IFRS Standards as follows:

➢	IFRS 3 Business Combinations (Amendments) update a reference in IFRS 3 to the previous version of the IASB’s Conceptual Framework for Financial Reporting to the current version issued in 2018 without significantly changing the accounting requirements for business combinations.
➢	IAS 16 Property, Plant and Equipment (Amendments) prohibit a company from deducting from the cost of property, plant and equipment any proceeds from the sale of items produced while bringing the asset to the location and condition necessary for it be capable of operating in the manner intended by management. Instead, a company recognizes such sales proceeds and related cost in profit or loss.
➢	IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendments) specify which costs a company includes in determining the cost of fulfilling a contract for the purpose of assessing whether a contract is onerous. The amendments clarify, the costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to the contract activities.
➢	Annual Improvements 2018-2020 make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases

The amendments had no impact on the consolidated financial statements of the Group.

●	IFRS 16 Leases-Cοvid 19 Related Rent Concessions beyond 30 June 2021 (Amendment)

The Amendment applies to annual reporting periods beginning on or after 1 April 2021, with earlier application permitted, including in financial statements not yet authorized for issue at the date the amendment is issued. In March 2021, the Board amended the conditions of the practical expedient in IFRS 16 that provides relief to lessees from applying the IFRS 16 guidance on lease modifications to rent concessions arising as a direct consequence of the covid-19 pandemic. Following the amendment, the practical expedient now applies to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2022, provided the other conditions for applying the practical expedient are met. The amendments had no impact on the consolidated financial statements of the Group.

ii)	Standards issued but not yet effective and not early adopted

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6    Recent accounting pronouncements (Continued)

●	IFRS 17: Insurance Contracts

The standard is effective for annual periods beginning on or after 1 January 2023 with earlier application permitted, provided the entity also applies IFRS 9 Financial Instruments on or before the date it first applies IFRS 17. This is a comprehensive new accounting standard for insurance contracts, covering recognition and measurement, presentation and disclosure. IFRS 17 applies to all types of insurance contracts issued, as well as to certain guarantees and financial instruments with discretional participation contracts. The group does not issue contracts in scope of IFRS 17; therefore its application does not have an impact on the group’s financial performance, financial position or cash flows.

●	IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (Amendments)

The Amendments are effective for annual periods beginning on or after 1 January 2023 with earlier application permitted. The amendments provide guidance on the application of materiality judgements to accounting policy disclosures. In particular, the amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Also, guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgements about accounting policy disclosures. Management is in the process of impact assessment on consolidated financial statements.

●	IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (Amendments)

The amendments become effective for annual reporting periods beginning on or after 1 January 2023 with earlier application permitted and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. The amendments introduce a new definition of accounting estimates, defined as monetary amounts in financial statements that are subject to measurement uncertainty, if they do not result from a correction of prior period error. Also, the amendments clarify what changes in accounting estimates are and how these differ from changes in accounting policies and corrections of errors. Management has assessed that the amendment will have no impact on the consolidated financial statements.

●	IAS 12 Income taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments)

The amendments are effective for annual periods beginning on or after 1 January 2023 with earlier application permitted. The amendments narrow the scope of and provide further clarity on the initial recognition exception under IAS 12 and specify how companies should account for deferred tax related to assets and liabilities arising from a single transaction, such as leases and decommissioning obligations. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement, having considered the applicable tax law, whether such deductions are attributable for tax purposes to the liability or to the related asset component. Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a lease asset and lease liability (or decommissioning liability and decommissioning asset component) give rise to taxable and deductible temporary differences that are not equal. Management has assessed that the amendment will have no impact on the consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6    Recent accounting pronouncements (Continued)

●	IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments)

The amendments are effective for annual reporting periods beginning on or after 1 January 2024, with earlier application permitted, and will need to be applied retrospectively in accordance with IAS 8. The objective of the amendments is to clarify the principles in IAS 1 for the classification of liabilities as either current or non-current. The amendments clarify the meaning of a right to defer settlement, the requirement for this right to exist at the end of the reporting period, that management intent does not affect current or non-current classification, that options by the counterparty that could result in settlement by the transfer of the entity’s own equity instruments do not affect current or non-current classification. Also, the amendments specify that only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification. Additional disclosures are also required for non-current liabilities arising from loan arrangements that are subject to covenants to be complied with within twelve months after the reporting period. Management has assessed that the amendment will have no impact on the consolidated financial statements.

●	IFRS 16 Leases: Lease Liability in a Sale and Leaseback (amendments)

The amendments are effective for annual reporting periods beginning on or after 1 January 2024, with earlier application permitted. The amendments are intended to improve the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction in IFRS 16, while it does not change the accounting for leases unrelated to sale and leaseback transactions. In particular, the seller-lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognise any amount of the gain or loss that relates to the right of use it retains. Applying these requirements does not prevent the seller-lessee from recognising, in profit or loss, any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendment retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application, being the beginning of the annual reporting period in which an entity first applied IFRS 16. Management has assessed that the amendment will have no impact on the consolidated financial statements.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Restricted cash and wallet deposits

Restricted cash represents fund deposits received from customers for the Group’s payment solution by digital wallet. These deposits are subject to regulatory restrictions and therefore are not available for use by the Group. These deposits are kept separately from the Group’s cash accounts and the Group does not earn interest income from its restricted cash accounts. A corresponding liability is recorded as wallet deposits in the consolidated balance sheet. These amounts are maintained in the digital wallet until withdrawal is requested or used by the customer. In accordance with the Law on payment and securities settlement systems, payment services and electronic money institutions, number 6493, the Group is liable to compensate for the rights of the fund holders. Considering these facts and circumstances, the Group has recognized restricted cash and the corresponding wallet deposit liability in its consolidated financial statements.

Trade receivables

A trade receivable is the Group’s right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured initially at the transaction price, and subsequently at amortized cost using the effective interest rate method, less provision for impairment.

Loan receivables

Financial assets generated as a result of providing a loan are classified as loan receivables and are carried at amortised cost, less any impairment. All loans are recognised in the consolidated financial statements when cash is transferred to customers.

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

Contract liabilities and merchant advances

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (i.e. a receivable) before the Group transfers a good or service, the Group presents the respective amount as a contract liability when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services).

Merchant advances consists of advances received from customers for marketplace transactions, which relate to undelivered orders and where the Group acts as an agent. The Group earns a commission for these transactions. The amount of advances payable to a merchant, net of commissions, is credited as a payable to the merchant when delivery is complete.

Financial assets

The Group classified its financial assets in three categories; financial assets carried at amortized cost, financial assets carried at fair value through profit or loss, financial assets carried at fair value through other comprehensive income. Classification is performed in accordance with the business model determined based on the purpose of benefits from financial assets and expected cash flows. Management performs the classification of financial assets at the acquisition date. The Group did not hold any financial assets in the “fair value through other comprehensive income” category as at 31 December 2022.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

a)	Financial assets carried at amortized cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, whose payments are fixed or predetermined, which are not actively traded and which are not derivative instruments are measured at amortized cost. They are included in current assets, except for maturities more than 12 months after the balance sheet date. Those with maturities more than 12 months are classified as non-current assets. The Group’s financial assets carried at amortized cost comprise “trade receivables”, “loan receivables”, “contract assets”, “financial investments” and “cash and cash equivalents” in the consolidated balance sheet.

Impairment for trade receivables and contract assets

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

Impairment for loan receivables

Impairment Group has adopted “three level impairment approach (general model)” defined in IFRS 9 for the recognition of impairment losses on receivables from finance sector operations, carried at amortised cost. General model considers the changes in the credit quality of the financial instruments after the initial recognition. Three levels defined in the general model are as follows: “Level 1”, includes financial instruments that have not had a significant increase in credit risk since initial recognition or that have low credit risk at the reporting date. For these assets, 12-month expected credit losses (“ECL”) are recognised and interest revenue is calculated on the gross carrying amount of the asset (that is, without deduction for credit allowance). 12-month ECL are the expected credit losses that result from default events that are possible within 12 months after the reporting date. “Level 2”, includes financial instruments that have had a significant increase in credit risk since initial recognition but those do not have objective evidence of impairment. For these assets, lifetime expected credit losses are recognised and interest revenue is calculated on the gross carrying amount of the asset. Lifetime ECL are the expected credit losses that result from all possible default events over the expected life of the financial instrument. “Level 3”, includes financial assets that have objective evidence of impairment at the reporting date. For these assets, lifetime expected credit losses are recognised. Group appropriately classifies its financial instruments considering common risk factors (such as the type of the instrument, credit risk rating, guarantees, time to maturity and sector) to determine whether the credit risk on a financial instrument has increased significantly and to account appropriate amount of credit losses in the consolidated financial statements. The changes in the expected credit losses on receivables from finance sector operations are accounted for under “other operating income/expenses” account of the consolidated statement of income.

b)	Financial assets carried at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the consolidated balance sheet at fair value with net changes in fair value recognised in the consolidated statement of profit or loss. Financial assets at fair value through profit or loss consist of financial investments which are acquired to benefit from short-term price or other fluctuations in the market or which are a part of a portfolio aiming to earn profit in the short-run, irrespective of the reason of acquisition, and kept for trading purposes. Particularly, in 2022, the Group invested an amount of TRY17,557 thousand for investment funds as financial asset which is valued by using Level 1 inputs. (Note 5).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Trade payables and payables to merchants

Trade payables mainly arise from the payables to retail suppliers related to the inventory purchases and services payables. It also includes payables to the marketplace merchants for amounts received by the Group for products delivered by merchants to customers net of commissions, services charges and delivery costs. Trade payables and payables to merchants are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

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

Rebates

The Group periodically receives consideration from certain suppliers, representing rebates for sold out products or purchased products from supplier for a specified period. The Group considers those rebates as a reduction to costs of inventory when the amounts are reliably measurable.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

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

Development costs that do not meet the criteria above are recognized as expense as incurred. Development costs previously recognized as expense are not recognized as an asset in a subsequent period. Development costs recognized as an asset are amortized over their estimated useful lives between 2 and 4 years. Amortization starts when the asset is ready for use (Note 11).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

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

Goodwill

Goodwill arising on acquisition of business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

The cash-generating unit, where the goodwill is allocated, is tested for impairment annually. If there is any indication that the unit is impaired, the impairment test is performed more frequently.

If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in profit or loss in the consolidated financial statements. An impairment loss recognised for goodwill is not reversed in subsequent periods.

Business combinations

Business combinations, that is assets acquired and liabilities assumed constitute a business, are accounted in accordance with IFRS 3 “Business Combinations” using the acquisiton method.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, liabilities incurred by the acquirer to the former owners of the acquiree and the equity interests issued by the acquirer in exchange for the acquiree

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill, else they are recognized in profit in loss.

Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date fair values of the identifiable assets acquired and the liabilities assumed.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis.

Acquisition related costs are costs the acquirer incurs to effect a business combination and are accounted as expenses in the periods in which the costs are incurred and the services are received, with the exception of costs to issue debt or equity securities, which shall be recognised in accordance with IAS 32 and IFRS 9.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

The current service cost which is recognized in the consolidated statement of comprehensive loss, reflects the increase in the defined benefit obligation resulting from employee service in the current year. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in profit or loss of the statement of comprehensive loss.

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

Commitments

A commitment is an enforceable, legally binding agreement to make a payment in the future for the purchase of services. Commitments are not recognized in the financial statements, only disclosed (Note 13), since the Group has not yet received the services.

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

At contract inception, if the Group expects that the period between the transfer of the promised good or service and the payment is one year or less, the Group applies the practical expedient and does not make any adjustment for the effect of a significant financing component on the promised amount of consideration. On the other hand, when the contract effectively constitutes a financing component, the fair value of the consideration is determined by discounting all future receipts using an imputed rate of interest. The difference between the fair value and the nominal amount of the consideration is recognised on an accrual basis as financial income.

The Group launched paid subscription service, Hepsiburada Premium, in July 2022, replacing the Group’s earlier loyalty club, which allows Hepsiburada Premium subscribers to benefit from free deliveries, specific campaigns, discounts, cashbacks and subscription to a paid-TV channel. The Group estimates the unused amount of these incentives (for example cashbacks) that will be redeemed and recognizes a contract liability, as necessary, with the corresponding reduction in revenue.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

The Group launched Hepsipay Cüzdanım (Wallet), an embedded digital wallet product in June 2021 and introduced “Hepsipapel”, a cashback points program that allows customers to earn and redeem points during purchases with the Wallet on the platform. The unused amount of cashback points provided to the customers are accounted as a contract liability and a revenue deduction.

The Group launched end-to-end digital “Buy Now Pay Later” (“BNPL”) deferred payment facility in February 2022 embedded within Wallet which provides customers the opportunity to complete their purchase and submit payment a month later or in up to twelve monthly instalments (lower in some categories where regulations limit the number of installments). BNPL purchase limits are defined based on the financial history of consumers based on their record at the Credit Bureau of Türkiye and shopping behavior at Hepsiburada. Installments are automatically collected from the selected credit or debit card of the customer. The Group charges BNPL transaction fees to its customers for BNPL transactions and recognizes as a financial income over time during the installment period.

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

Variable consideration is common and takes various forms, including returns and discounts. Customers have a right to return goods within 14 days from delivery of the goods. A right of return is contractual. A customer exercising its right to return a good receives a full refund. The Group estimates future returns for its sales and recognizes a refund liability for the expected returns, as necessary. Discounts the Group provides to customers are recognized as a reduction of revenue.

ii.    Services revenues

Service revenue includes marketplace commissions, transaction fees, charges for delivery services and other service revenues (mainly includes advertising revenues, fulfilment revenues, subscription services revenue and other commissions).

Marketplace commission

The Group offers a marketplace platform that enables third-party sellers (“merchants”) to sell their products. Marketplace commission represents commission fees charged to merchants for selling their goods through this platform. In the Marketplace sales, the Group does not obtain control of the goods before delivery of the goods to the customer. Upon sale, the Group charges the merchants a fixed rate commission fee based on the order amount. The Group recognizes revenue for the commission fee at completion of the order delivery. The Group records any commission revenue recognized net of any anticipated returns of commissions that might affect the consideration the Group will retain.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

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

Advertising revenues

The Group provides various advertising services, such as placing banners, sponsored ads, video advertising and other advertising services. As the Group establishes pricing, controls the service and is primarily obliged to deliver these advertising services, revenue is recognized on a gross basis. Revenue is recognized either at a point in time or over the period depending on the nature of the service and is billed mainly on a monthly basis.

Cost of inventory sold

Cost of inventory sold consists of the purchase price of consumer products, including supplier’s rebates and subsidies, write-downs and losses of inventories.

Borrowings

All bank borrowings are initially recognised at cost, being the fair value of the consideration received net of issue cost associated with the borrowing. After initial recognition, bank borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issuance costs and any discount or premium on settlement (Note 6).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Supplier and merchant financing arrangements

The Group carries out supplier and merchant financing arrangements with some of its suppliers and merchants in accordance with the agreements made between the Group, banks and those suppliers and merchants, that enable those suppliers and merchants to collect their receivables earlier than original due dates. When the original liability to a supplier or merchant has been extinguished or substantially modified (e.g. through change in original terms of the contract), the liabilities are classified as bank borrowings. Otherwise, the liabilities remain as trade payables. The Group generates commission income from merchant and supplier financing transactions. Such commission is embedded in the interest rate that is charged by the bank to the relevant suppliers and/or the merchants. The Group receives its commission based on the amount of the loan from the banks once the loan is drawn by our suppliers or merchants. The program does not bear any financial risk on the Group’s financial statements. Neither the subsidiaries nor the parent provides any guarantee to the banks in respect to these supplier and merchant financing

Share-based payments

Share-based payment transactions are accounted for in accordance with IFRS 2. The standard encompasses all arrangements where an entity purchases goods and services in exchange for issue of an entity’s equity instruments, or cash payments based on the fair value of the entity’s equity instruments, unless the transaction is clearly for a purpose other than payment for goods and services supplied to the entity receiving them. In accordance with IFRS 2, the Group distinguishes between equity settled and cash settled plans. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. The cost of equity settled plans granted on grant date is allocated on a pro rata basis over the expected vesting period against equity. For equity settled share-based payments, the value of the awards is fixed at the grant date. A liability is recognised for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in payroll expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. A description of the existing share-based payment plan is disclosed in Note 14.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 3 - BUSINESS COMBINATIONS

On 16 December 2021, D-Market, through Hepsi Finansal Danışmanlık, entered into a Share Sale and Purchase Agreement with the holders of 100% of the equity interest in Doruk Finansman A.Ş. (Doruk Finansman), a Turkish consumer finance company, to acquire 100% stake in Doruk Finansman for a total transaction value of TRY 20 million. Following the regulatory approval of Banking Regulation and Supervision Agency, the transaction was closed on 28 February 2022 and the Group paid the Sellers (Doğan Şirketler Grubu Holding A.Ş. (“DoHol”), the holder of 97% equity interest in Doruk Finansman, Doğan Dış Ticaret ve Mümessillik A.Ş. and Doğan family individuals (collectively, the “Sellers”)) an aggregate of TRY 5 million (nominal) in cash. Also at closing, the Group agreed to pay DoHol TRY 15 million (nominal) (the “Conditional Amount”) in cash upon Doruk Finansman’s collection of certain receivables identified in its financial statements as of the closing day. The Conditional Amount will be paid to DoHol depending on the collection of receivables starting three months after the closing within a maximum of 10 years period. As at 31 December 2022, the not paid part of above mentioned conditional amount is recognised under “due to related parties”.

The valuation studies of assets and liabilities acquired have been completed and the effects of the final amounts have been reflected in the consolidated financial statements dated 31 December 2022.

As a result of the assessments made, contingent consideration amount, which is likely to be paid regarding to the collection of certain receivables within 10 years, is included in the consideration amount and has been considered in the goodwill calculation. The contingent consideration has been calculated as TL16.1 million after discounting to its fair value at the estimated cost.

In accordance with IFRS 3, the differences that will arise in the contingent payment amount due to the operational results in the following periods, will be accounted for under the consolidated statement of income. The difference between total consideration amount and net assets acquired has been accounted in accordance with IFRS 3, “Business Combinations”.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 3 - BUSINESS COMBINATIONS (Continued)

The details of the goodwill calculation, total consideration amount and the net assets acquired are as follows (including IAS 29 impacts):

Total consideration amount	22,821
- Cash consideration amount	6,688
- Contingent consideration amount	16,133
Net assets acquired	(22,648)
Goodwill	173

The details of cash outflow due to acquisition are as follows:

Total cash paid	6,688
Cash and cash equivalent - acquired	(2,089)
Cash outflow due to acquisition	4,599

The fair values of identifiable assets and liabilities in accordance with IFRS 3 arising from the acquisition are as follows:

28 February 2022
Current assets
Cash and cash equivalents	2,089
Loan receivables	20,471
Other current assets	1,535
Total current assets	24,095

Non-current assets
Property and equipment	72
Intangible assets	550
Right of use assets	623
Total non-current assets	1,245

Total assets	25,340

Current liabilities
Trade payables	701
Provisions	615
Employee benefit obligations	215
Lease liabilities	645
Other current liabilities	132
Total current liabilities	2,308

Non-current liabilities
Employee benefit obligations	384
Total non-current liabilities	384

Total liabilities	2,692
Fair value of total net assets	22,648

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 3 - BUSINESS COMBINATIONS (Continued)

If Doruk Finansman A.Ş. had been included in the consolidation as of 1 January 2022, additional revenue amounting to TRY677.5 thousand would have been realized in the consolidated profit or loss statement for the accounting period of 1 January - 31 December 2022. These amounts have been calculated by considering the consolidated financial statements prepared in accordance with IFRS.

NOTE 4 - CASH AND CASH EQUIVALENTS

The analysis of cash and cash equivalents at 31 December 2022 and 2021 are as follows:

	2022	2021

Banks
- USD denominated time deposits	2,799,631	6,158,696
- TRY denominated time deposits	2,208,239	23,346
- TRY denominated demand deposits	214,337	81,121
- USD denominated demand deposits	43,477	1,071
- Other foreign currency deposits	324	137

	5,266,008	6,264,371

The weighted average interest rates of time deposits denominated in TRY and USD at 31 December 2022 are 20.64% per annum and 1.87% per annum, respectively (2021: 15% per annum for TRY, 1% per annum for USD).

At 31 December 2022, cash and cash equivalents included interest accrual amounting to TRY6,207 thousand (2021: TRY1,420 thousand); consequently, cash and cash equivalents as reported in the consolidated statement of cash flows amounted to TRY5,259,801 thousand (2021: TRY 6,262,951 thousand).

NOTE 5 - FINANCIAL INVESTMENTS

	2022	2021

Financial assets measured at fair value through profit or loss
- Investment funds (*)	17,557	1,682,839
Financial assets carried at amortised cost
- Time deposits (**)	—	219,489

	17,557	1,902,328
(*)

Financial assets measured at fair value through profit or loss consists of Turkish Lira based mutual funds (2021:Financial assets measured at fair value through profit or loss consists of investment funds which include government and private sector debt instruments).

(**) The interest rate of time deposit denominated in USD at 31 December 2021 is 1%  per annum and its maturity is five months.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 5 - FINANCIAL INVESTMENTS (Continued)

The movements of financial assets measured at fair value through profit or loss are as follows:

	2022	2021
Beginning of the period - 1 January	1,682,839	—
Purchase of financial investments	1,571,400	1,479,202
Change in fair value recognized in the statement of comprehensive loss (Note 20)	(45,506)	(70,814)
Foreign exchange gains	432,453	492,913
Sales of financial investments	(2,997,654)	—
Monetary gain/(loss)	(625,975)	(218,462)
31 December	17,557	1,682,839

The movements of financial assets carried at amortised cost are as follows:

	2022	2021
Beginning of the period - 1 January	219,489	—
Purchase of financial investments	—	172,587
Foreign exchange gains	16,362	79,642
Interest accrual	246	590
Sales of financial investments	(197,486)	—
Monetary gain/(loss)	(38,611)	(33,330)
31 December	—	219,489

NOTE 6 - BANK BORROWINGS

	2022	2021

Short-term bank borrowings	13,049	317,343
Long-term bank borrowings	10,924	—

	23,973	317,343

As of 31 December 2022, supplier and merchant financing loans make up TRY818 thousand of the short-term bank borrowings (2021: supplier and merchant financing loans make up TRY151,402 thousand of the short-term bank borrowings).

All bank borrowings are denominated in Turkish Lira. As of 31 December 2022, the average annual effective interest rate for bank borrowings is 21.3% and the average annual effective interest rate for supplier and merchant financing loans is 22.71% (2021: 23.25% for bank borrowings and 25.19% for supplier and merchant financing loans.

The Group’s bank borrowings comprise fixed interest rate loans.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 6 - BANK BORROWINGS (Continued)

The repayment schedule of the bank borrowings are as follows:

	2022	2021

To be paid within 1 year	13,049	317,343
To be paid between 1-2 years	8,115	—
To be paid between 2-3 years	2,809	—

	23,973	317,343

The movement schedule of the Group’s bank borrowings is disclosed in Note 25.

NOTE 7 - TRADE RECEIVABLES, TRADE PAYABLES and PAYABLES TO MERCHANTS

Trade receivables

The receivables of the Group mostly consist of receivables from retail suppliers and corporate customers.

	2022	2021

Trade receivables	277,841	66,638
Credit card receivables (*)	198,264	261,451
Buy now pay later (“BNPL”) receivables (**)	129,633	—
Receivables from suppliers (***)	84,101	56,077
Less: Provision for impairment of receivables	(25,618)	(15,066)

	664,221	369,100
(*)

Credit card receivables are due from banks and they are collectable in 46 days on average (2021: in 44 days on average) whereas they are collected in 4 days on average (2021: are collected in 21 days) if the Company elects to pay a commission to the banks.

(**)

The Group’s average maturity of its outstanding BNPL receivables is 110 days. The Group recognized provision for impairment of BNPL receivables amounting to TRY5,115 thousand as of 31 December 2022 (2021: None).

(***)The Group issues rebate invoices to its suppliers and if the Group’s rebate receivables from a supplier exceeds the payables owed to that specific supplier at the reporting date, the net receivable from that specific supplier is classified in trade receivables.

As of 31 December 2022, the Group does not have any overdue receivables except those receivables that are provided for (2021: None).

The movements in provision for impairment of receivables for the years ended 31 December 2022 and 2021 are as follows:

	2022	2021

1 January	15,066	22,033
Additions during the year	19,471	6,657
Collections	—	(8,040)
Monetary gain/(loss)	(8,919)	(5,584)

31 December	25,618	15,066

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 7 - TRADE RECEIVABLES, TRADE PAYABLES and PAYABLES TO MERCHANTS (Continued)

Trade payables and payables to merchants

	2022	2021

Payables to retail suppliers and service providers	3,512,844	4,892,528
Payables to merchants (*)	2,373,694	1,780,348

	5,886,538	6,672,876
(*)	Payables to merchants relate to amounts received by the Group for the products delivered by merchants to the customers, net of commissions, service charges and delivery costs.

As of 31 December 2022, supplier and merchant financing payables, included in payables to retail suppliers and service providers, amounts to TRY190,075 thousand (2021: TRY202,446 thousand).

The Group’s average maturity of its outstanding payables is 57 days for retail suppliers and 21 days for merchandise suppliers (2021: 42 days for retail suppliers and 21 days for merchandise suppliers).

NOTE 8 - INVENTORIES

The analysis of inventories at 31 December 2022 and 2021 is as follows:

	2022	2021

Trade goods	1,822,418	2,920,987
Less: Provision for impairment	(34,171)	(44,741)

	1,788,247	2,876,246

Inventories include TRY13,663 thousand of subsequently returned goods based on the Group’s return policy (2021: TRY12,779 thousand).

The movements in provision for impairment of trade goods were as follows:

	2022	2021

1 January	44,741	38,019
Utilized	(44,741)	(38,019)
Charge for the year	34,171	44,741

31 December	34,171	44,741

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 9 - CONTRACT ASSETS, CONTRACT LIABILITIES AND MERCHANT ADVANCES

	2022	2021

Contract assets	15,348	12,076

Contract assets represent earned but not invoiced commission income from merchandise sales and delivery services revenue. All contract assets are short-term and their maturities are less than 1 month (2021: less than 1 month).

	2022	2021

Contract liabilities and merchant advances	638,556	360,146

These amounts relate to undelivered orders and include contract liabilities, which will be released to revenues, as well as advances received from customers for marketplace transactions amounting to TRY380,139 thousand (2021: TRY216,660 thousand), where the Group acts as an agent, which are credited as a payable to the merchant (note 7) when delivery is complete. Average delivery date varies between 1 –4 days.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 10 - PROPERTY AND EQUIPMENT

The movements in property and equipment and related accumulated depreciation during the years ended 31 December 2022 and 2021 were as follows:

				Acquisition
	1 January			of	31 December
	2022	Additions	Disposals	subsidiary	2022

Cost:
Motor vehicles	5,263	38,655	—	—	43,918
Furniture and fixtures (*)	358,669	148,621	(4,393)	72	502,969
Leasehold improvements	119,062	13,491	—	—	132,553

Total	482,994	200,767	(4,393)	72	679,440

Accumulated depreciation:
Motor vehicles	(3,311)	(4,931)	—	—	(8,242)
Furniture and fixtures	(189,189)	(64,295)	3,897	—	(249,587)
Leasehold improvements	(66,549)	(17,072)	—	—	(83,621)

Total	(259,049)	(86,298)	3,897	—	(341,450)

Net book value	223,945				337,990
(*)	Addition of furniture and fixtures mainly comprise of purchased computers, servers and machine equipment investments in the Group’s operation center.

	1 January			31 December
	2021	Additions	Disposals	2021

Cost:
Motor vehicles	3,647	1,685	(69)	5,263
Furniture and fixtures	274,799	87,851	(3,981)	358,669
Leasehold improvements	102,507	16,631	(76)	119,062
Advances given	1,449	—	(1,449)	—

Total	382,402	106,167	(5,575)	482,994

Accumulated depreciation:
Motor vehicles	(2,504)	(876)	69	(3,311)
Furniture and fixtures	(153,790)	(38,571)	3,172	(189,189)
Leasehold improvements	(52,956)	(13,593)	—	(66,549)

Total	(209,250)	(53,040)	3,241	(259,049)

Net book value	173,152			223,945

There is no collateral, pledge or mortgage on tangible assets as of 31 December 2022 (2021: None).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 11 - INTANGIBLE ASSETS

	1 January				Acquisition	31 December
	2022	Additions(*)	Disposals	Transfer	of subsidiary	2022

Cost:
Acquired software and rights	353,486	66,528	—	4,787	550	425,351
Website development costs (**)	748,312	586,727	—	—	—	1,335,039
Goodwill	—	-	—	—	173	173
Other (***)	4,285	5,811	—	(4,787)	—	5,309

Total	1,106,083	659,066	—	—	723	1,765,872

Accumulated amortization:
Acquired software and rights	(304,745)	(20,228)	—	—	—	(324,973)
Website development costs	(395,947)	(199,139)	—	—	—	(595,086)

Total	(700,692)	(219,367)	—	—	—	(920,059)

Net book value	405,391					845,813
(*)	Personnel bonus provision related to direct employee costs amounting to TRY28,134 thousand is capitalized as part of the website development costs as of 31 December 2022 (2021: TRY22,593 thousand).
(**)	Website development costs include projects under development amounting to TRY69,458 thousand (2021: TRY26,968 thousand) which are not amortised yet as of 31 December 2022.

(***)Other mainly includes construction in progress which are transferred to acquired software and rights upon completion of projects.

	1 January			31 December
	2021	Additions	Disposals	2021

Cost:
Acquired software and rights	332,306	23,041	(1,861)	353,486
Website development costs	464,335	283,977	—	748,312
Other	3,403	906	(24)	4,285

Total	800,044	307,924	(1,885)	1,106,083

Accumulated amortization:
Acquired software and rights	(272,878)	(33,319)	1,452	(304,745)
Website development costs	(289,443)	(106,528)	24	(395,947)

Total	(562,321)	(139,847)	1,476	(700,692)

Net book value	237,723			405,391

There is no collateral, pledge or mortgage on intangible assets as of 31 December 2022 (2021: None).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 12 - LEASES

Right of use assets

	1 January			Acquisition	31 December
	2022	Additions	Remeasurement	of subsidiary	2022

Cost:
Buildings	554,828	130,766	422	623	686,639
Furniture and fixtures	309,551	36,456	—	—	346,007
Software and rights	103,526	—	—	—	103,526
Vehicles	145,857	45,304	—	—	191,161

Total	1,113,762	212,526	422	623	1,327,333

Accumulated amortization:
Buildings	(419,617)	(84,130)	(246)	—	(503,993)
Furniture and fixtures	(119,904)	(59,763)	—	—	(179,667)
Software and rights	(59,960)	(17,059)	—	—	(77,019)
Vehicles	(81,968)	(46,144)	—	—	(128,112)

Total	(681,449)	(207,096)	(246)	—	(888,791)

Net book value	432,313				438,542

	1 January			31 December
	2021	Additions	Remeasurement	2021

Cost:
Buildings	440,005	120,986	(6,163)	554,828
Furniture and fixtures	190,750	118,801	—	309,551
Software and rights	77,407	26,119	—	103,526
Vehicles	103,491	42,366	—	145,857

Total	811,653	308,272	(6,163)	1,113,762

Accumulated amortization:
Buildings	(322,264)	(97,353)	—	(419,617)
Furniture and fixtures	(72,142)	(47,762)	—	(119,904)
Software and rights	(41,721)	(18,239)	—	(59,960)
Vehicles	(51,609)	(30,359)	—	(81,968)

Total	(487,736)	(193,713)	—	(681,449)

Net book value	323,917			432,313

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 12 - LEASES (Continued)

Lease liabilities

	2022	2021

Short-term lease liabilities	157,414	179,563
Long-term lease liabilities	104,953	167,456

	262,367	347,019

Maturity analysis of lease liabilities is disclosed in Note 23 and the movement of lease liabilities is disclosed in Note 25.

Lease liabilities are discounted using the Group’s incremental borrowing rates and implicit rate in the lease (where applicable). As of 31 December 2022, the weighted average annual incremental borrowing rates of the Group for TRY is 18% (2021: TRY 21)%.

The Group has adopted the practical expedient included in IFRS 16 for short-term lease agreements with a lease term of 12 months or less and lease agreements determined by the Group as having a low value. The Group accounts for the lease payments in other operating expenses in the period in which they are incurred. Such expenses are not material to the Group’s consolidated financial statements.

NOTE 13 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES

Short term provisions

	2022	2021

Provision for settlement of legal proceedings (*)	260,375	—
Provision for Competition Authority penalty (**)	95,643	209,484
Provision for Turkish Capital Markets Board fee (***)	23,745	—
Provision for legal disputes (****)	15,262	8,045

	395,025	217,529

(*) On 28 September 2021, a shareholder filed a putative class action complaint against the Company, members of the Company’s management and Board, and various other defendants in the Supreme Court of the State of New York. The case is pending in the Supreme Court of the State of New York in the United States. The plaintiff asserts cause of action against the Company and the other defendants for alleged violations of the Securities Act of 1933, as amended, based on allegedly misleading statements in the Registration Statement and Prospectus the Company filed with the U.S. Securities and Exchange Commission in connection with its initial public offering in the U.S..

On 21 October 2021, alleged holder of Company’s American Depositary Shares’ filed a putative class action complaint against the Company, members of the Company’s management and Board, and various other defendants in the United States District Court for the Southern District of New York. The case is pending in the United States District Court for the Southern District of New York. The plaintiff asserts cause of action against the Company and the other defendants for alleged violations of the Securities Act of 1933, as amended, based on allegedly misleading statements in the Registration Statement and Prospectus the Company filed with the U.S. Securities and Exchange Commission in connection with its initial public offering in the U.S..

As at 31 December 2021, the cases were at a very early stage. At that time, the Company and it’s legal advisors concluded that, due to the uncertainty as to the final outcome of the litigation, no provision should be recognized in the consolidated financial statements as at 31 December 2021.

After negotiations, the parties agreed to a settlement with no admission of liability on 2 December 2022, pursuant to which the Group agreed to pay TRY260,375 thousand (USD13,900 thousand) to resolve both actions in their entirety and provision is recognized in the consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 13 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Short term provisions (Continued)

On 20 April 2023, the United States District Court for the Southern District Court of New York issued an order granting the plaintiffs’ motion for preliminary approval for the Settlement, subject to further consideration at a settlement fairness hearing scheduled for 1 August 2023. The settlement remains subject to final approval and/or entry of judgment by the respective courts. There can be no assurance that the settlement will be approved by either court.

(**) In April 2021, the Turkish Competition Authority (the “TCA”) initiated an investigation against 32 companies regarding anti-competitive agreements in the labor markets (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding the Group). On 18 August 2021, the Group received a notification from the TCA stating that the Competition Board, the executive body of the TCA, had decided to initiate an investigation on 5 August 2021 against 11 companies including Hepsiburada the subject of which is same with the existing April 2021 investigation and merged these two investigations. The Group received TCA’s report on the investigation on April 18th, 2022. In the investigation report the rapporteurs are of the opinion that the Group is in violation of the Competition Law which prohibits anti-competitive agreements in the labor markets and administrative fine will be imposed. It is important to state that this report shows the opinion of the rapporteurs, and the Competition Board will make the final decision. The Group expects that the final decision will be rendered within the next 6 months. If the Competition Board considers that there is a violation in line with the report of the rapporteurs, according to the “Regulation on Fines to Apply in Cases of Agreements, Concerted Practices and Decisions Limiting Competition, and Abuse of Dominant Position” (Penal Regulation), a ratio between 2% and 4% of the D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with tax legislation, of the previous year (2021) shall be taken as a basis for penalty. Since the management and legal advisors concluded that the cash outflow is probable, the Group recognized a provision amounting to TRY209,484 thousand in its consolidated financial statements, as its best estimate in 2021. The amount was calculated by applying 2% to the D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with the tax legislations for the year ended 31 December 2021 and reduced by 25% for early payment discount on the amount calculated, if the administration fine will be paid within 30 days, an option which the management will exercise. In 2022, on the basis of legal opinion which considered similar cases, the provision expense was recalculated as TRY95,643 thousand, representing 1.5% of annual net revenues as reported in statutory financial statements in accordance with the tax legislations for 2021 and reduced by 25% for early payment discount on the amount calculated. The TCA board, at its own discretion, may also apply a discount between 25% and 60% of the total penalty if they decide to apply extenuating circumstances. In calculating the provision, the Group estimated that a 25% discount would be applied on total penalty, which resulted in the reduction in the calculation from 2% of revenues to 1.5% and then also reduced by 25% for early payment discount on the amount calculated.

In addition, with respect to the on-site inspection conducted by the Competition Board in June 2021 in connection with the abovementioned investigation, an administrative fine in the amount of TRY35,278 thousand was imposed based on the conclusion that the on-site inspection was hindered. Subsequently, TRY26,459 thousand was paid by the Group on 11 November 2022 (reflecting a 25% discount due to an early payment), without prejudice to the Group’s right to file a lawsuit against the fine. The Company requested reconsideration of the decision from the Competition Board on 9 December 2022, but the Competition Board’s decision was not reversed. Thereafter, an administrative case was filed with the Ankara Administrative Courts for the reversal of the Competition Board’s decision on 30 December 2022, which is pending.

(***)The Group have initiated litigation for annulment of the Turkish Capital Markets Board (the “TCM Board”) decision regarding a fee imposed by the TCM Board on the Company. Following the IPO of the Company on the Nasdaq Stock Exchange, the TCM Board imposed a “Board registration fee” amounting to over TRY23,745 million, including interest accruing on this fee, attorney’s fees and the costs of the proceedings. The TCM Board fee was calculated based upon the shares sold in our IPO, including the shares sold by TurkCommerce B.V.. The Company applied to the TCM Board with an objection letter on 30 July 2021. A year later, on 31 May 2022, the Company received a reply letter from the TCM Board maintaining their initial decision. The Company has initiated proceedings for annulment of the decision. The Company filed the case on 15 June 2022. The court dismissed the Company’s request for suspension of execution of the decision of the TCM Board, and the Court of First Instance dismissed the case, which was notified to the Group on 23 March 2023. The Company appealed the decision on 17 April 2023. Based on events occurring during 2022, management and legal advisors concluded that the cash outflow is probable, and therefore the Group recognized a provision amounting to TRY23,745 thousand in its consolidated financial statements, as its best estimate.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 13 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Short term provisions (Continued)

(****) Legal disputes mainly comprise labour lawsuits claimed against the Group and investigations conducted by the Personal Data Protection Authority.

The movements in provisions for the years ended 31 December 2022 and 2021 are as follows:

		Current	Paid
	1 January	year	during	Monetary	31 December
	2022	charge/(reverse)	the year	gain/(loss)	2022

Settlement of legal proceedings	—	280,660	—	(20,285)	260,375
Provision for Turkish Capital Markets Board fee	—	23,745	—	—	23,745
Competition Authority penalty	209,484	(5,799)	(26,459)	(81,583)	95,643
Legal disputes	8,045	13,541	(1,269)	(5,055)	15,262

	217,529	312,147	(27,728)	(106,923)	395,025

	1 January	Current	Paid during	Monetary	31 December
	2021	year charge	the year	gain/(loss)	2021

Competition Authority penalty	—	209,484	—	—	209,484
Legal disputes	8,346	3,481	(1,128)	(2,654)	8,045

	8,346	212,965	(1,128)	(2,654)	217,529

Contingent assets

TurkCommerce B.V. currently a holder of the Group’s Class B Ordinary Shares, is expected to contribute TRY74,460 thousand (USD3,975 thousand) towards the settlement amount for class action complaints. The Company and TurkCommerce B.V. entered into a binding term sheet on 5 December 2022. However, since the contribution agreement has not been signed between the parties yet, the management considered the inflow of economic benefit is not virtually certain as at balance sheet date and a contingent asset is not recognized in consolidated financial statements.

The Group initiated a set of lawsuits against the tax authority in the year 2020, 2021 and 2022 for the collection of previously paid withholding tax amounts in connection with the advertising services received from digital advertising platforms. The lawsuits are driven by the uncertainties and complexities of the application of double tax treaty rules. The primary court has ruled in favour of the Group in 2022 for ten litigations amounting to TRY8.5 million out of a total claim amount of approximately TRY19.4 million. TRY8.5 million has been collected and recognised as other operating income (Note 18). This decision can be appealed by the tax authority, as one of the ten favourable decisions was appealed by the tax authority in 2022. The remaining cases are still in judicial process. Due to the uncertainty for the final outcome, the Group management has not recognized any income accrual in respect to these claims.

Letters of guarantee given

The letters of guarantee provided to public institutions and suppliers are amounting to TRY1,339,773 thousand at 31 December 2022 (2021: TRY1,533,365 thousand).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 13 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Commitments

As at 31 December 2022, outstanding purchase commitments with respect to the acquisition of capital expenditures and purchase of technology and other services amounted to TRY323,051 thousand (2021: TRY174,050 thousand).

NOTE 14 - PROVISION FOR EMPLOYEE BENEFITS

Short term provision for employee benefits

	2022	2021

Provision for personnel bonus (*)	119,982	87,109
Provision for unused vacation	36,087	29,077

	156,069	116,186
(*)

Personnel bonus provision related to direct employee costs amounting to TRY28,134 thousand is capitalized as part of the website development costs as of 31 December 2022 (Note 11) (2021: TRY22,593 thousand).

The movements in provisions for personnel bonus and unused vacation for the years ended 31 December 2022 and 2021 are as follows:

	1	Current	Paid
	January	year	during	Acquisition	Monetary	31 December
	2022	charge	the year	of subsidiary	gain/(loss)	2022

Personnel bonus	87,109	142,060	(74,807)	—	(34,380)	119,982
Unused vacation	29,077	24,460	(2,802)	215	(14,863)	36,087

	116,186	166,520	(77,609)	215	(49,243)	156,069

		Current	Paid
	1 January	year	during	Monetary	31 December
	2021	charge	the year	gain/(loss)	2021

Personnel bonus	30,096	96,151	(29,332)	(9,806)	87,109
Unused vacation	20,888	21,957	(4,770)	(8,998)	29,077

	50,984	118,108	(34,102)	(18,804)	116,186

Long term provision for employee benefits

	2022	2021

Provision for post-employment benefits	16,457	8,702

	16,457	8,702

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 14 - PROVISION FOR EMPLOYEE BENEFITS (Continued)

Post-employment benefits

Under the Turkish Labour Law, the Company is required to pay post-employment benefits to each employee who has completed one year of service and whose employment is terminated without due cause, or who is called up for military service, dies or retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). The maximum amount payable equivalent to one month’s salary for each year of service limited to a maximum of TRY15,371.40 for each year of service at 31 December 2022 (2021: TRY8,284.51).

Post-employment benefit liability is not funded and there is no legal funding requirement.

IAS 19 “Employee Benefits” requires actuarial valuation methods to be developed to estimate the Group’s obligation under the defined benefit plans. Actuarial gain/(loss) is accounted under the “Actuarial gain/(loss) on the equity”. The following actuarial assumptions are used in the calculation of the total liability:

	2022	2021

Discount rate (%)	0.50	3.93
Probability of retirement (%)	75.35	77.21

The principal assumption is that the maximum liability for each year of service will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the anticipated effects of future inflation. The retirement pay provision ceiling TRY19,982.83 (exact) which is effective from 1 January 2023, is taken into consideration in the calculation of provision for employment termination benefits (31 December 2022: TRY10,848.59 (exact) effective from 1 January 2022).

The movements in the provision for the post-employment benefit for the years ended 31 December 2022 and 2021 are as follows:

	2022	2021

At 1 January	8,702	7,375
Charge for the year	2,624	2,641
Interest cost	1,418	822
Actuarial losses	13,982	6,658
Acquisition of subsidiary	384	-
Payments during the year	(4,908)	(6,074)
Monetary gain/(loss)	(5,745)	(2,720)

At 31 December	16,457	8,702

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 14 - PROVISION FOR EMPLOYEE BENEFITS (Continued)

Share-based payments

On 25 March 2021 the Group approved a new share-based payment plan to some of its key management personnel which modified the previously created share-based payment plans. Additionally, on 31 July 2021, the Group decided to grant to some of its other executives, a share-based plan with similar terms offered to its executives. The share-based payment plans consist of a cash settlement clause (20% of the total share-based payment award) in the event that an initial public offering (“IPO”) takes place until 2021 year-end and at least 20% of the Company’s shares are sold in the IPO (non-market performance condition). Both the cash and equity settlement (which depend on the valuation of the shares during the IPO) take place only in case the valuation of the Company’s shares in the IPO achieves a certain threshold (market performance condition). The same plan has an equity settlement clause where the executives will be entitled to receive Company’s shares based on the value of the shares in the IPO (20% of the share-based payment award for each year starting from 18 months after the IPO for the next 3 years). Shares will be delivered to executives in the condition that they continue working for the Company in the respective payment dates (service condition). Remaining 20% of the share-based payment plan will be delivered on the above same dates to executives in terms of Company’s shares based on Company’s meeting at least 90% of its business plans as of respective years (non-market performance condition) and depending on their performance in the relevant period as determined by the Board of Directors.

With the closing of the IPO in July 2021 and because certain thresholds for the valuation of the Company’s shares in the IPO were achieved, the necessary conditions were met for the cash settlement clause and the Company paid the cash settled part of the plan in 2021 amounting to TRY256.3 million and recognised in payroll and outsource staff expenses.

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

Performance targets for the year ended 2022 have been set on Board of Directors meeting dated 24 May 2022 and performance stock units were granted. Share based payment provision has been recognized for performance target-based awards over the expected vesting period against equity on a pro rata basis using the fair value of shares traded in NASDAQ at grant date.

The following table summarizes the Group’s granted share units:

		Weighted average
	Number of units	grant date fair value
Outstanding as of 31 December 2021	1,680,121	229.08

Units granted	1,949,947	19.97
Units vested	(1,863,833)	81.61

Outstanding as of 31 December 2022	1,766,235	85.40

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 14 - PROVISION FOR EMPLOYEE BENEFITS (Continued)

Share-based payments (Continued)

		Weighted average
	Number of units	grant date fair value

Outstanding as of 31 December 2020	—	—
Units granted	2,741,112	229.08
Units vested	(743,681)	229.08
Units forfeited (not yet vested) (*)	(317,310)	229.08

Outstanding as of 31 December 2021	1,680,121	229.08

(*)	Forfeited but not yet vested units consist of granted units on 25 March 2021 and forfeited before vesting period.

During 2022, the fair value of granted share units that vested is TRY152,102 thousand included in “other capital reserves” in the statement of changes in equity and in payroll and outsource staff expenses in the statement of comprehensive loss. Scheduled vesting of outstanding restricted stock units as of 31 December 2022 is as follows:

2023	1,194,159
2024	536,525
2025	35,551

Total	1,766,235

NOTE 15 - OTHER ASSETS AND LIABILITIES

The analysis of other current and non-current assets and liabilities at 31 December 2022 and 2021 is as follows:

	2022	2021

Other current assets:
Value added tax (“VAT”) receivables	337,530	203,701
Prepaid expenses	150,747	105,074
Advances given	6,656	4,793
Prepaid tax	16,225	7,724
Other	2,952	8,085

	514,110	329,377

	2022	2021

Other non-current assets:
VAT receivables (*)	36,940	487,187
Prepaid expenses	25,623	14,554
Other	455	515

	63,018	502,256
(*)	VAT receivables that are expected to be offset against VAT payables in more than one year have been classified as other non-current assets.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 15 - OTHER ASSETS AND LIABILITIES (Continued)

	2022	2021

Other current liabilities:
Taxes and funds payable	118,087	97,664
Payable to personnel	107,337	60,378
Expense accruals	60,069	44,439
Received upfront fee under ADS program (*)	32,869	32,869
Refund liability	15,150	14,079
Deferred income	4,605	1,289
Other liabilities (**)	41,912	21,242

	380,029	271,960

	2022	2021

Other non-current liabilities:
Received upfront fee under ADS program (*)	146,597	180,413
Deferred income	—	416

	146,597	180,829
(*)

American Depositary Shares (“ADS”) fees collected under the depositary service agreement for seven-year period, that was signed between the Group and depositary bank and which is recognized as other income on a pro-rata basis.

(**)	Other liabilities mainly consist of withholding tax refunds in the amount of TRY34,929 thousands which will be paid to the Group’s digital advertising suppliers (2021: TRY14,006 thousands).

NOTE 16 - EQUITY

a)    Share capital

As of 31 December 2022, the Group’s authorised and paid-in share capital consists of 325,998,290 (2021:325,998,290) shares with TRY0.2 (2021: TRY0.2) nominal value each. As of 31 December 2022, 40,000,000 of the shares consist of A group shares (owned by Hanzade Vasfiye Doğan Boyner) and the remaining 285,998,290 shares are B group shares (owned by other shareholders).

In Ordinary and Extraordinary General Assembly meetings, each Class A share grants 15 (fifteen) votes to the shareholders who own these shares and each of Class B share grants one vote to the shareholders, provided that provisions of the Turkish Commercial Code are reserved.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 16 – EQUITY (Continued)

a)    Share capital (Continued)

Share capital (values of shares) as of 31 December 2022 and 2021 is as follows:

	2022	Share (%)	2021	Share (%)

TurkCommerce B.V.	44,097	15%	44,097	15%
Hanzade Vasfiye Doğan Boyner	64,857	21%	64,857	21%
Vuslat Doğan Sabancı	45,061	15%	45,061	15%
Yaşar Begümhan Doğan Faralyalı	45,061	15%	45,061	15%
Arzuhan Doğan Yalçındağ	41,098	14%	41,098	14%
Işıl Doğan	1,887	<1	1,887	<1
Public shares	60,574	20%	60,574	20%

	302,635	100	302,635	100

b)    Share premium

Share premium as of 31 December 2022 and 2021 is as follows:

	2022	2021

Share premium	8,789,896	8,789,896

	8,789,896	8,789,896

Increase in share capital and share premium

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

On Board of Directors meeting dated 5 July 2021, the shareholders have decided to increase the share capital of the Company by amounting to TRY16,873 thousand reaching to TRY302,635 thousand through injection of additional capital. In addition to the capital increase, it has been decided to undertake a share premium of TRY8,316,934 thousand and to issue 41,670,000 class B shares with premium.

On 6 July 2021, the Group received TRY8,333,807 thousand proceeds from the IPO in Nasdaq and TRY16,873 thousand was accounted as a capital increase since the IPO completed through capital increase and TRY8,246,885 thousand was accounted as a share premium, after deducting transaction costs. The Group incurred TRY109,297 thousand of transaction costs directly related to the offering and TRY70,049 thousand of transaction costs netted off from share premium.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 17 - REVENUE

The analysis of revenue for the years ended 31 December 2022, 2021 and 2020 is as follows:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2022	2021	2020

Sales of goods	12,584,303	12,192,784	12,626,610
Marketplace revenues(*)	1,702,271	1,208,854	1,428,141
Delivery service revenues	1,487,089	1,485,113	1,058,058
Other (**)	295,731	159,487	59,025

Revenues	16,069,394	15,046,238	15,171,834
(*)	Marketplace revenues mainly consists of marketplace commission, transaction fees and other contractual charges to the merchants.
(**)	Other revenue mainly includes advertising revenues, fulfilment revenues, subscription services revenue and other commissions.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 18 - OTHER OPERATING INCOME AND EXPENSES

The analysis of other operating income and expenses for the years ended 31 December 2022, 2021 and 2020 is as follows:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2022	2021	2020

Other operating expenses:
Settlement provision (Note 13)	(280,660)	—	—
Consultancy	(138,033)	(115,533)	(26,103)
Insurance	(72,287)	(40,565)	(7,662)
Utilities	(71,036)	(37,170)	(34,325)
Credit card processing	(36,930)	(47,644)	(43,838)
Turkish Capital Markets Board fee expenses (Note 13)	(23,745)	—	—
Vehicle fuel	(20,481)	(4,766)	(2,656)
Provision for doubtful receivables	(17,465)	(5,409)	(8,010)
Rent expenses	(16,756)	(10,492)	(13,793)
Other legal provision expense	(12,272)	(2,353)	(1,059)
Maintenance expenses	(8,077)	(5,195)	(2,410)
Irrecoverable value added tax	(7,731)	(7,646)	(143)
Internet line	(6,713)	(6,286)	(3,657)
Travel	(4,356)	(830)	(694)
Credit card chargebacks	(3,812)	(7,468)	(4,449)
Stationary	(899)	(2,728)	(1,592)
Provision for Competition Authority investigation (Note 13)	—	(209,484)	—
Other	(105,124)	(69,796)	(42,234)

	(826,377)	(573,365)	(192,625)

Other operating income:
Depositary income	32,869	16,175	—
Services charged	9,681	4,722	4,273
Withholding tax return income (*)	8,501	102,444	—
Provision for Competition Authority investigation (Note 13)	5,799	—	—
Bank promotion income	4,749	5,468	3,776
Income from scrap packaging materials sales	2,813	2,787	1,957
Grant income	1,931	4,649	2,291
Provisions released	771	2,351	—
Other	11,540	20,615	8,593

	78,654	159,211	20,890

(*)As explained in note 14, witholding tax return income consists of collections of previously paid witholding tax amounts in connection with the advertising services received from digital advertising platforms.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 19 - FINANCIAL INCOME

The analysis of financial income for the years ended 31 December 2022, 2021 and 2020 is as follows:

Financial income:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2022	2021	2020

Foreign currency exchange gains	1,512,877	3,839,908	141,859
Interest income on time deposits	201,147	83,627	50,062
Interest income on credit sales	125,574	67,212	44,113
Fair value gains on financial assets measured at fair value (Note 5)	51,199	—	—
Other	22,838	33,529	12,979

	1,913,635	4,024,276	249,013

NOTE 20 - FINANCIAL EXPENSES

The analysis of financial expenses for the years ended 31 December 2022, 2021 and 2020 is as follows:

Financial expenses:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2022	2021	2020

Commission expenses due to early collection of credit card receivables	(801,633)	(916,105)	(500,698)
Foreign currency exchange losses	(470,150)	(649,658)	(109,822)
Interest expenses on purchases	(202,365)	(169,224)	(167,010)
Fair value losses on financial assets measured at fair value (Note 5)	(96,705)	(70,814)	—
Interest expenses on lease liabilities	(77,906)	(39,917)	(48,202)
Interest expenses on bank borrowings	(59,903)	(142,365)	(124,527)
Other	(1,369)	(823)	(6,884)

	(1,710,031)	(1,988,906)	(957,143)

Interest expenses on purchases consist of interest embedded in inventories purchased on deferred settlement terms, which is recognised as an interest expense over the period of financing.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 21 - TAXATION ON INCOME

The tax on the Group’s loss before taxation on income differs from the theoretical amount that would arise using the weighted average tax rate applicable to loss for the years ended 31 December 2022, 2021 and 2020 as follows:

	2022	2021	2020

Loss before income taxes	(2,907,450)	(2,021,011)	(936,586)

Tax calculated at enacted tax rate of 23% (2021: 25%, 2020: 22%)	673,858	505,253	206,049
Effect of disallowable expenses	(16,191)	(19,797)	(13,955)
Deferred income tax assets not recognized	(652,523)	(485,456)	(192,094)

Income tax credit/(expense)	—	—	—

Current income tax

Turkish tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provisions for taxes, as reflected in these consolidated financial statements, have been calculated on a separate-entity basis.

Turkish Corporate Tax Law has been amended by Law No. 5520 dated 13 June 2006. Most of the articles of this new Law No. 5520 have come into force effective from 1 January 2006, setting the corporate tax rate as 20%. Within the scope of the “Law on Amendments to Certain Tax Laws and Some Other Laws” numbered 7061, which was published in the Official Gazette dated 5 December 2017, the corporate tax rate for the years 2018, 2019 and 2020 was increased from 20% to 22%. With the provisional article 13 added to the Corporate Tax Law and with the 11th article of the Law 7316 published in the Official Gazette dated April 22, 2021, the corporate tax rate, which was 20% as of 31 December 2020, is applied at the rate of 25% for the corporate earnings in 2021 and 23% for the corporate earnings in 2022 (20% for the year 2023 and onwards).

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

Corporations are required to pay advance corporation tax quarterly at the rate of 23% (2021: 25)% on their corporate income (20% for the year 2023 and onwards). Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set off against other liabilities to the government.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 21 - TAXATION ON INCOME (Continued)

Deferred income taxes

The Group recognizes deferred income tax assets and liabilities based upon temporary differences arising between their financial statements as reported under IFRS and their tax records. These differences usually result in the recognition of income and expenses in different reporting periods for IFRS and tax purposes.

Deferred tax assets resulting from deductible temporary differences, tax losses and tax incentives are recognized to the extent that it is probable that future taxable profit or taxable temporary differences will be available against which the deductible temporary difference can be utilized. As of 31 December 2022 and 2021, the Group has not accounted for the remaining deferred tax assets due to uncertainties as to the generation of future taxable profits for the realization of such deferred tax assets in the foreseeable future, as described below:

	Total temporary differences		Deferred income tax assets/(liabilities)
	2022	2021	2022	2021

Deferred income tax assets and liabilities:
Carry forward tax losses	1,499,943	1,854,928	299,989	426,633
Tax incentives	911,095	396,228	182,219	91,133
Right of use assets and related lease liabilities	48,501	75,673	(9,700)	(17,405)
Provision for impairment of trade goods	(34,171)	44,741	6,834	(10,290)
Accrued expenses, contract liabilities and merchant advances	967,766	467,698	(193,553)	(107,571)
Property and equipment and intangible assets	166,168	47,342	(33,234)	(9,468)
Other	35,269	(2,783)	(7,054)	640
Prepaid expenses	25,659	(23,950)	(5,132)	5,508
Trade payables and payables to merchants	(69,864)	(54,339)	13,973	12,498

Non recoverable deferred tax assets			254,342	391,678
Deferred income tax assets, net			—	—

Since the applicable tax rate will be changed to 20% for the following years beginning from 1 January 2023, 20% tax rate is used in the deferred tax calculation of 31 December 2022 for all of the temporary differences.

The expiration dates of tax losses which the Group has not recognised any deferred income tax asset are as follows:

	2022	2021

2023	—	21,489
2024	—	79,602
2025	300,661	679,621
2026	549,877	899,440
2027	421,170	—

Total	1,271,708	1,680,152

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 21 - TAXATION ON INCOME (Continued)

Within the scope of “Law regarding the Restructuring of Certain Receivables” (“Tax Amnesty Law”) numbered 7326 that has been launched in Turkey in June 2021, D-Market voluntarily increased its corporate income tax (“CIT”) base for the years ended 2018 and 2019, D-Ödeme and D-Fast for the years ended 2018, 2019 and 2020 and half of previous years’ losses related to the fiscal years in which tax bases have been increased cannot be benefitted in the following years. The Group paid TRY 146 thousand to increase its CIT base voluntarily in 2021 and the Group will not be subjected to any tax investigation related to the CIT taxes for related years within the scope of tax amnesty. In addition, the ongoing tax audit for the years 2018 and 2019 is closed in terms of corporate income tax by increasing the CIT base.

NOTE 22 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES

a)    Remuneration of key management personnel:

The remuneration of key management personnel (directors and members of executive management) for the years ended 31 December 2022, 2021 and 2020 are as follows;

	2022	2021	2020

Salaries and other short-term employee benefits	502,187	381,626	68,007

Salaries and other short-term employee benefits include equity settled share based payments amounting to TRY152.1 million in 2022 (2021: cash settled share based payments amounting to TRY 261.2 million and equity settled share based payments amounting to TRY 170.4 million in 2021).

b)    Balances with related parties at 31 December 2022 and 2021:

All related parties listed below are controlled by the Doğan Family members.

Due from related parties:

	2022	2021

Doğan Dış Ticaret ve Mümessillik A.Ş. (“Doğan Dış Ticaret”)	1,351	2,993
D Elektronik Şans Oyunları ve Yayıncılık A.Ş. (Nesine)	136	292
Doğan Burda Dergi Yayıncılık ve Pazarlama A.Ş. (“Doğan Burda”)	134	197
Other	97	106

	1,718	3,588

Amounts due from other related parties mainly resulted from sale of trade goods.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 22 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued)

Due to related parties:

	2022	2021

Doğan Yayınları Yayıncılık ve Yapımcılık Ticaret A.Ş. (“Doğan Yayıncılık”)	1,716	2,839
Doğan Şirketler Grubu Holding A.Ş.	1,533	—
Aytemiz Akaryakıt Dağıtım A.Ş.	659	—
Doğan Portal ve Elektronik Ticaret A.Ş.	516	563
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	425	253
Doğan Müzik Yapım ve Ticaret A.Ş.	299	195
Doruk Faktoring A.Ş.	—	7,342
Other	431	3,669
	5,579	14,861

Amounts due to related parties mainly resulted from purchase of inventories, advertising services, head quarter rentals, payables due to merchant financing and business combination arrangements.

c)    Significant sales to and purchases from related parties for the years ended 31 December 2022, 2021 and 2020:

All related parties listed below are controlled by the Doğan Family members.

Service and product sales to related parties:

	2022	2021	2020

Nesine	5,178	3,445	3,879
Doğan Yayıncılık	2,210	2,647	2,581
Doğan Portal ve Elektronik Ticaret A.Ş. (“Doğan Portal”)	2,001	2,623	1,457
Doğan Burda	1,878	1,480	596
Doğan Dış Ticaret	1,327	550	381
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	1,286	702	304
Değer Merkezi Hizmetler ve Yönetim A.Ş.	1,278	1,269	965
Glokal Dijital Hizmetler ve Pazarlama A.Ş.	808	1,503	1,498
Milta Turizm İşletmeleri A.Ş.	353	278	270
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	239	607	287
Suzuki Motorlu Araçlar Pazarlama A.Ş.	190	174	1,330
Aydın Doğan Vakfı	34	25	2,851
Other	2,099	1,899	2,001

	18,881	17,202	18,400

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 22 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued)

Service and product purchases from related parties:

	2022	2021	2020

Doğan Dış Ticaret	96,371	113,022	90,577
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	23,749	25,698	35,931
Doğan Yayıncılık	11,150	12,093	14,592
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	3,444	5,203	—
Doğan Burda	1,146	1,364	1,074
Other	1,956	2,166	9,846

	137,816	159,546	152,020

Business acquisitions

Acquisition of Doruk Finansman which was acquired from Doğan Holding was separately disclosed in Note 3 – Business Combinations and it is not included in the above purchases from related parties.

NOTE 23 - FINANCIAL AND CAPITAL RISK MANAGEMENT

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 23 - FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

Foreign currency risk

The table below summarizes the Group’s exposure to foreign exchange rate risk at 31 December 2022 and 2021 in terms of TRY equivalents of foreign currency denominated assets and liabilities.

	As of 31 December 2022
	US Dollar	Euro	GBP	CHF	Total

Assets:
Cash and cash equivalents	2,843,108	299	2	24	2,843,433
Trade receivables and due from related parties	15,674	1,373	—	152	17,199
Other current assets	1,277	—	—	—	1,277

Total assets	2,860,059	1,672	2	176	2,861,909

Liabilities:
Trade payables and payables to merchants and due to related parties	(850,352)	(13,054)	(133)	(9)	(863,548)
Short term provisions	(260,375)	—	—	—	(260,375)

Total liabilities	(1,110,727)	(13,054)	(133)	(9)	(1,123,923)

Net foreign currency position	1,749,332	(11,382)	(131)	167	1,737,986

	As of 31 December 2021
	US Dollar	Euro	GBP	CHF	Total

Assets:
Cash and cash equivalents	6,159,765	125	5	8	6,159,903
Financial investments	1,902,327	—	—	—	1,902,327
Trade receivables and due from related parties	4,912	1,332	—	—	6,244
Other current assets	1,495	—	—	—	1,495

Total assets	8,068,499	1,457	5	8	8,069,969

Liabilities:
Trade payables and payables to merchants and due to related parties	(1,067,227)	(8,092)	(284)	(84)	(1,075,687)

Total liabilities	(1,067,227)	(8,092)	(284)	(84)	(1,075,687)

Net foreign currency position	7,001,272	(6,635)	(279)	(76)	6,994,282

The Group is exposed to foreign exchange risk through the impact of rate changes in the translation of foreign currency denominated liabilities to local currency. These risks are monitored and limited by analysing foreign currency position through obtaining positions within the approved limits.

At 31 December 2022, if the US Dollar had strengthened/weakened by 10% against the TRY with all other variables held constant, loss before income taxes would have been TRY174,933 thousand lower/higher (2021: Loss before tax would have been TRY700,127 thousand lower/higher), mainly as a result of foreign exchange losses/gains on the translation of US Dollar assets and liabilities.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 23 - FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

At 31 December 2022, if the Euro had strengthened/weakened by 10% against the TRY with all other variables held constant, loss before income taxes would have been TRY1,138 thousand higher/lower (2021: Loss before tax would have been TRY663 thousand higher/lower), mainly as a result of foreign exchange losses/gains on the translation of Euro assets and liabilities.

At 31 December 2022, if the GBP and CHF had strengthened/weakened by 10% against the TRY with all other variables held constant, loss before income taxes would have been TRY13 thousand and TRY17 thousand lower/ higher, mainly as a result of foreign exchange losses/gains on the translation of GBP and CHF assets and liabilities (2021: Loss before tax would have been TRY28 and TRY8 lower/higher).

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

Liquidity risk

The Group maintains available line of credit limits with various banks that can be used in obtaining cash, letters of guarantee and cash for payments to suppliers. The Group generates negative working capital as a result of its operating model. The table below shows the Group’s liquidity risk arising from financial liabilities.

		Contractual
	Carrying	undiscounted	Up to	3 – 12	1 – 5	Over
2022	value	cash flow	3 months	months	years	5 years

Non-derivative financial instruments:
Trade payables and payables to merchants	5,886,538	5,886,538	5,886,538	—	—	—
Lease liabilities	262,367	326,915	47,772	131,436	147,707	—
Bank borrowings	23,973	29,030	5,691	10,935	12,404	—
Due to related parties	5,579	5,579	5,579	—	—	—
	6,178,457	6,248,062	5,945,580	142,371	160,111	—

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 23 - FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

		Contractual
	Carrying	undiscounted	Up to	3 – 12	1 – 5	Over
2021	value	cash flow	3 months	months	years	5 years

Non-derivative financial instruments:
Trade payables and payables to merchants	6,672,876	6,672,876	6,672,876	—	—	—
Lease liabilities	347,019	429,035	51,543	147,641	229,851
Bank borrowings	317,343	328,263	325,865	2,398	—	—
Due to related parties	14,861	14,861	14,861	—	—	—
	7,352,099	7,445,035	7,065,145	150,039	229,851	—

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

Consistent with others in the industry, the Group monitors capital on the basis of the net debt to equity ratio. This ratio is calculated as net debt divided by equity. Net debt is calculated as total borrowings and lease liabilities less cash and cash equivalents. Net debt to equity ratios at 31 December 2022 and 2021 were as follows:

	2022	2021

Net debt/(cash) (Note 25)	(4,979,668)	(5,600,009)
Total equity	2,042,688	4,812,018

Net debt to equity ratio	(244)%	(116)%

NOTE 24 - FINANCIAL INSTRUMENTS

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 24 - FINANCIAL INSTRUMENTS (Continued)

Fair value of the financial instruments (Continued)

The carrying value of trade receivables along with the related allowances for uncollectability is estimated to be their fair values.

The estimated fair value of loan receivables and BNPL receivables represents the discounted amount of estimated future cash flows expected to be received. Expected cash flows are discounted at current market rates with similar currency and remaining maturity in order to determine their fair value.

Fair value hierarchy

The fair values of financial assets and financial liabilities are determined as follows:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly (that is as prices) or indirectly (that is derived from prices).
-	Level 3: Inputs for the asset or liability that is not based on observable market data (that is unobservable inputs).

Based on the fair value hierarchy, the Group’s financial assets and liabilities are categorized as follows:

	As of 31 December 2022

Financial assets	Total	Level 1	Level 2	Level 3

Investment funds at fair value (Note 5)	17,557	17,557	—	—
	17,557	17,557	—	—

	As of 31 December 2021
Financial assets	Total	Level 1	Level 2	Level 3

Investment funds at fair value (Note 5)	1,682,839	1,682,839	—	—
	1,682,839	1,682,839	—	—

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 25 - CASH FLOW INFORMATION

Movement in net debt for the year ended 31 December 2022, 2021 and 2020 is as follows;

2022	Lease liabilities	Bank borrowings	Total

1 January	347,019	317,343	664,362

Increase in lease liabilities	212,948	—	212,948
Acquisition of subsidiary	623	—	623
Cash inflows	—	944,695	944,695
Cash outflows	(200,850)	(1,168,333)	(1,369,183)
Other non-cash movements(*)	77,906	23,289	101,195
Monetary gain/(loss)	(175,279)	(93,021)	(268,300)
31 December	262,367	23,973	286,340

Less: cash and cash equivalents			(5,266,008)

Net debt/(cash)			(4,979,668)

2021	Lease liabilities	Bank borrowings	Total

1 January	322,021	776,658	1,098,679

Increase in lease liabilities	302,109	—	302,109
Cash inflows	—	3,537,817	3,537,817
Cash outflows	(153,350)	(3,866,246)	(4,019,596)
Other non-cash movements(*)	39,917	16,599	56,516
Monetary gain/(loss)	(163,678)	(147,485)	(311,163)
31 December	347,019	317,343	664,362

Less: cash and cash equivalents			(6,264,371)

Net debt/(cash)			(5,600,009)

2020	Lease liabilities	Bank borrowings	Total

1 January	148,381	48,615	196,996

Increase in lease liabilities	229,531	—	229,531
Cash inflows	—	3,897,056	3,897,056
Cash outflows	(140,471)	(3,141,788)	(3,282,259)
Other non-cash movements(*)	48,202	35,252	83,454
Monetary gain/(loss)	36,378	(62,477)	(26,099)
31 December	322,021	776,658	1,098,679

Less: cash and cash equivalents			(1,324,792)

Net debt/(cash)			(226,113)
(*)	Other non-cash movements consist of interest accrual and disposals and bank borrowings.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 26 - LOSS PER SHARE

Loss per share is disclosed below:

	2022	2021	2020

Loss for the period attributable to equity holders of the Parent Company	(2,907,450)	(2,021,011)	(936,586)
Weighted average number of shares with face value of TRY0.20 each	325,998	304,764	284,328

Basic and diluted loss per share	(8.92)	(6.63)	(3.29)

As further disclosed in Note 16, the number of shares issued has increased from 56,866 thousand to 284,328 thousand via decreasing nominal value of each share from TRY 1 to TRY0.20 at the Extraordinary General Assembly meeting dated 25 May 2021. As a result, the loss per share calculation for the periods presented have been performed based on the recent number and nominal value of shares issued.

At the Extraordinary General Assembly meeting dated 5 July 2021, the number of shares issued has increased from 284,328 thousand to 325,998 thousand due to capital increase.

NOTE 27 - SUBSEQUENT EVENTS

On 6 February 2023, two high-magnitude earthquakes, with their epicenter in Kahramanmaraş impacted 11 cities across Southeastern Türkiye, directly affecting the lives of around 14 million people. The Group’s physical headquarters and offices, and its Gebze fulfillment center - where most of the Group’s employees are based, apart from those working remotely - are located beyond the earthquake zone and hence were unaffected. Eight cross-dock points (i.e., parcel transfer centers) of HepsiJet out of a network of 192, were directly impacted and will have to be renovated to restore their operations. The Group’s total Active Merchant number on the Marketplace with a registered address in the affected region is approximately 6,500 out of over 99,700. The stores of close to 1,950 merchants on the Group’s platform are temporarily suspended at their own request. The Group observed a temporary decline in overall customer demand on platform and in the number of orders received, particularly during the week of February 6, compared to the previous week and the same week of the prior year. This decline was likely caused by the loss of traffic and demand from the affected region, and the Group’s decision to put major marketing campaigns, events and media advertising on hold for two weeks to honor the nation’s mourning. As the overall situation stabilized by mid-March, traffic to platform recovered to almost pre-earthquake levels. The order trend during this period was relatively volatile which had also recovered to almost pre-earthquake levels by mid-March 2023.

The First Period of the share-based payment plan which was defined as the end of 18 (eighteen) months after the date of the IPO, of the vesting schedule set forth by the Company’s Board of Directors decision dated on 24 March 2021, has been concluded at the date of 31 January 2023. Accordingly, the Board of Directors has decided that within the scope of the First Period of the share-based payment plan, a gross total of 1,662,592 Class B ordinary shares of the Company (which may be represented by ADSs) have been vested to some of its key management personnel who became entitled, as defined under their individual contracts, to receive Restricted Stock Units (RSUs); and a gross total of 533,030 Class B ordinary shares of the Company (which may be represented by ADSs) have been vested to some of its key management personnel who have been determined, as having successfully met the year-end targets for the purposes of the calculation of the PSUs. The gross total amount of said shares (which may be represented by ADSs) will be given to the said executives by the Company, once these shares are first issued by or become available to the Company.

On 24 April 2023, the Board of Directors adopted revisions to Group’s share based payment plan dated 24 March 2021 for key executives, directors, managers, officers, employees and consultants who contribute to the Group’s performance. The revisions made to the share based payment plan consisted of allocating the unused portion of the share amount of the First Period into two newly created periods, namely, the Fourth Period and the Fifth Period, without changing the eligibility criteria of the share based payment plan and without affecting the vested rights of the individuals that have been covered under the First, Second and Third Period based on their individual agreement signed prior to the date of the revision. As the participants of the Fourth and Fifth Period have not been defined, at present it is not possible to determine the fair value of the revised plan.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2022, 2021 AND 2020

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2022, as described in note 2.1 unless otherwise indicated.)

NOTE 27 - SUBSEQUENT EVENTS (Continued)

On 28 April 2023, the Central Bank notified the Company that it had identified seven instances of non-compliance by the Company under the (Repealed) Communique on the Management and Supervision of IT Systems of Payment Institutions and Electronic Money Institutions relating to data security and authorization, ID verification and the creation of an audit trail. The Central Bank requested that the Company provide a written response, including an action plan to remedy the identified instances of noncompliance within one month. The Central Bank may in its discretion impose administrative fines on the Company ranging from TRY129 thousand to TRY2,913 thousand for each breach. If an administrative fine is imposed by the Central Bank, the Company has a right to appeal the decision to the Turkish Criminal Court of Peace. The Company’s management determined that due to the uncertainty with respect to the outcome and since a reliable estimate cannot be made for the amount of the obligation, no provision is recognized in the consolidated financial statements with respect to the identified non-compliance.

The Group’s Chief Commercial Officer (“CCO”), Mr. Murat Büyümez will take a leave of absence from his position as CCO from 2 May 2023 until 21 September 2023. Effective from 22 September 2023, Mr. Murat Büyümez will take a new position in the Company as Chief Investment Officer. The Group’s Chief Marketing Officer, Ender Özgün will assume the responsibilities of the CCO during Mr. Murat Büyümez’s absence.

In January 2023, the company name of Doruk Finansman was changed to Hepsi Finansman A.Ş..