Form 20-F
period 2023-12-31
D-MARKET Electronic Services & Trading
filed 2024-04-30
CIK 1850235

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

M. Seçkin Köseoğlu
+90 212 7056844

seckin.koseoglu@hepsiburada.com

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.281,382,906 Class B ordinary shares and 40,000,000 Class A shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐ No ☒

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated, the terms “Hepsiburada,” the “Company,” the “Group,” “our company,” “our,” “ours,” “us,” and “we” or similar terms are to the registrant, D-MARKET Electronic Services & Trading, a joint-stock company incorporated under the laws of Türkiye, together with its consolidated subsidiaries.

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

All references in this annual report to the “Commission” or to the “SEC” are to the United States Securities and Exchange Commission, to the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended, and to the “Securities Act” are to the U.S. Securities Act of 1933, as amended. All references to “Türkiye” are to the Republic of Türkiye.

With respect to our business and operations:

●	all references to “users” are to all persons accessing our online platform (either through website or mobile application), with or without a registered account;
●	all references to “members” are to users that have registered on our online platform by creating an account (either through website or mobile application), excluding cancelled memberships;
●	all references to “customers” are to users (both unregistered users and members) that have purchased at least one item listed on our online platform (either through website or mobile application), including returns and cancellations;
●	all references to “Active Customers” are to users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations;
●	all references to “merchants” are to legal entities who listed at least one item on our Marketplace within the 12-month period preceding the relevant date;
●	all references to “Active Merchants” are to merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;
●	all references to “Marketplace” are to the “3P” or “third party” model marketplace that we operate on our online platform, where merchants list and sell items to customers;
●	all references to “Direct Sales” are to “1P” or “first party” model direct sales operations that we perform on our online platform, where suppliers directly sell products to us on a wholesale basis, and we then store and sell such products to the customers;
●	all references to “frequency” are to the average number of orders per Active Customer over a 12-month period preceding the relevant date;
●	all references to “FBM” are to our fulfilled-by-merchant fulfillment model, where merchants perform fulfillment by their own means (FBM is only applicable to our 3P-based Marketplace operations);
●	all references to “fulfillment” are to our logistical processes relating to the placement of an order, including accepting goods, of picking and storing products, consolidating them into batches and packing them into parcels for delivery as well as return operations, as described in greater detail under Item 4.B. “Information on the Company— Business Overview— Order Fulfillment”;

●	all references to the “HepsiLojistik model” are to our fulfilled-by-Hepsiburada fulfillment model, where we, in case of 1P-based Direct Sales, or merchants, in case of 3P-based Marketplace operations, perform fulfillment through HepsiLojistik, thereby performing fulfillment through our logistics infrastructure;
●	all references to the “Drop-shipping model” are to our drop-shipping fulfillment model, where we accept customer orders in our 1P-based Direct Sales and transfer orders to our suppliers and our suppliers in turn perform fulfillment by their own means (the Drop-shipping model is only applicable to 1P-based Direct Sales operations);
●	all references to the “Hepsipay Wallet” are to our embedded wallet within our online platform that we launched as part of our Hepsipay strategic asset in June 2021;
●	all references to “Hepsiburada Premium” are to our loyalty program launched on July 1, 2022 (which replaced our former loyalty program, the Loyalty Club);
●	all references to “Hepsiburada Premium members” are to our customers that have subscribed to Hepsiburada Premium, excluding customers that have unsubscribed from Hepsiburada Premium as of the relevant date;
●	all references to “digital products” are to non-cash games on our platform, such as sweepstakes and gamified lotteries , game pins and codes, gift vouchers and the first monthly payment of Hepsiburada Premium membership subscription; and
●	all references to “SKU” are to stock keeping units including variants (color, size, etc.).

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

The Company’s consolidated balance sheets at December 31, 2023 and 2022, and consolidated statements of comprehensive income/(loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021, and, unless otherwise stated, the financial information included elsewhere in this annual report, including figures corresponding to the same period of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of December 31, 2023. All the amounts included in the financial statements which are not stated in terms of the measuring unit current at the end of the reporting period are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (Turkstat). Such indices used to restate the financial statements at December 31, 2023 are as follows:

Date	Index	Conversion Factor
December 31, 2023	1,859.38	1.00
December 31, 2022	1,128.45	1.65
December 31, 2021	686.95	2.71

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

These measures have limitations as analytical tools, and you should not consider them as: (a) an alternative to operating profit or net profit as presented in our consolidated financial statements in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles. See Item 5. “Operating and Financial Review and Prospects —Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures” for more detail on the limitations of EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. Accordingly, investors should not place undue reliance on the non-IFRS financial measures contained in this annual report.

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

MARKET AND INDUSTRY DATA

The industry, market and competitive position data included in this annual report is derived from our own internal estimates and research, our management’s understanding of our business and the market in which we operate, as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, such as Electronic Commerce Information System of Turkish Ministry of Trade (“ETBİS”), FutureBright Research, BKM, The Information and Communication Technologies Authority of Türkiye (“ICTA”), Turkstat, the Central Bank of Republic Türkiye (“CBRT”) and the International Monetary Fund (the “IMF”).

Due to the evolving nature of our industry and competitors, we believe that it is difficult for any market participant, including us, to provide precise data on the market or our industry (see “Risk Factors—Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation”). Unless otherwise indicated, information contained in this annual report concerning our industry and the markets in which we operate, including our general expectation, market position, market size and growth rate of the markets in which we participate, is based on information from various sources noted above, including ETBİS, BKM, ICTA and FutureBright Research, and on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. Although we are not aware of any misstatements regarding the industry data that we present in this annual report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and Item 5. “Operating and Financial Review and Prospects” in this annual report.

Some market data and statistical information contained in this annual report are also based on management’s estimates and calculations, which are derived from our internal market and brand research and our knowledge of our industry. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The forward-looking information obtained from these sources is subject to the same qualifications and uncertainties as other forward - looking statements in this annual report.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “seek,” “should,” “anticipate,” “aim,” “intend,” “future,” “plan,” “potential,” “continue,” “is/are likely to,” “target” or other similar expressions. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

●	our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability;
●	our expectations regarding the development of our industry and the competitive environment in which we operate;
●	the growth of our brand awareness and overall business;
●	our ability to successfully remediate the material weaknesses in our internal control over financial reporting;
●	the outcome of litigation and other proceedings;
●	our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; and
●	our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to be correct. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors.” You should refer to the “Risk Factors” section of this annual report for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate.

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

RISK FACTOR SUMMARY

Risks Relating to Our Business and Industry

●	We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve operational profitability going forward.
●	Our expansion into new products, services, technologies, geographies and markets subjects us to additional risks and we may not be able to manage our growth and expansion efficiently or effectively scale and adapt our existing infrastructure.
●	We may fail to maintain or improve our technology infrastructure, or adopt and apply technological advances, which could materially and adversely affect our business, results of operation and financial condition.
●	If we fail to maintain and enhance our brand or network effects from our established Marketplace, our business, results of operations and financial condition may be materially and adversely affected.
●	We operate in competitive markets, and in the future we may not be able to compete effectively.
●	Failed deliveries, excessive returns and other logistics issues may adversely affect our business, results of operation and financial condition.
●	If we fail to retain current customers or grow or maintain the level of their engagement, our business, financial condition, prospects and results of operations could be materially and adversely affected.

●	We may need to raise additional funds to finance our future capital needs including investing in growth and technology, which may prevent us from growing our business.
●	Changes in our share ownership could result in our inability to draw loans or cause acceleration or events of default under our indebtedness.
●	A significant disruption in internet access, telecommunications networks or our IT platform may cause slow response times or otherwise impair our customers’ experience, which may in turn reduce traffic to our mobile apps and websites and significantly harm our business, financial condition and results of operations.
●	We may experience significant fluctuations in our results of operations and growth rate.
●	Any occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also materially and adversely affect our business, results of operations or financial condition.
●	A cybersecurity incident, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs.
●	Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.
●	Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our goal of leading the financial technologies market in Türkiye.
●	We are subject to credit risk of our borrowers and counterparties in relation to our Buy-Now-Pay-Later solution and consumer finance loan offering.
●	We are subject to payment-related risks.
●	We may suffer losses relating to the products we sell through our Direct Sales business.
●	We rely on many service providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation or otherwise could adversely affect our operations.
●	We operate platforms that include third parties over whose actions we have no control.
●	Our strategic acquisitions may result in operational challenges, and the failure of an acquisition or investment to produce the anticipated results or the inability to fully integrate an acquired company could have an adverse impact on our business, results of operation and financial condition.
●	We may use open source code in a manner that could be harmful to our business.
●	Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation.
●	We may not be able to, or may choose not to, insure against all risks we face and may incur losses not covered by insurance, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
●	We depend upon our Founder, our senior management, our IT specialists and other talented employees to grow, operate and improve our business; if we fail to retain our Founder as a result of ongoing litigation or if we fail to attract, retain and motivate key personnel, our business could be adversely affected.

●	Employee misconduct or inadvertent mistakes are difficult to determine and detect and could harm our reputation and business.
●	We face uncertainties relating to the growth and profitability of the e-commerce industry in our region and we may face challenges and uncertainties in implementing our e-commerce strategy.
●	Our business would be adversely affected if last-mile delivery service carriers were classified as employees instead of independent contractors and we may incur significant additional expenses if the employees of subcontractors carrying out delivery services are considered our employees.

Legal and Regulatory Risks

●	We are subject to tax audits that may result in additional tax liabilities and are exposed to changes in tax laws and regulations as well as their interpretation and implementation, including Türkiye’s digital service tax and earthquake tax.
●	We may be subject to administrative fines and our reputation may be harmed if the Turkish Competition Authority were to determine that we did not comply with Turkish competition laws and regulations.
●	We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.
●	We may be subject to administrative fines and our reputation may be harmed if the Personal Data Protection Authority were to determine that we breached Turkish Data Protection Law No. 6698.
●	If we fail to obtain intellectual property rights protection or adequately protect our intellectual property rights, or if we infringe third-party intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected.
●	We may be subject to intellectual property infringement claims brought against us by others, which are costly to defend and could result in significant damage awards.
●	We have been and in the future may be involved in litigation, some of which is material.
●	We may be impacted by fraudulent or unlawful activities of merchants, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability.
●	We may be subject to product liability claims when people or property are harmed or damaged by the products that are sold on our platform.
●	We have identified material weaknesses in our internal control over financial reporting and have as a result determined that our disclosure controls and procedures were not effective. If we are unable to remediate identified material weaknesses, or if we have additional material weaknesses in the future, or otherwise fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of our ADSs may decline.
●	The requirements of being a public company will continue to require significant resources and management attention, which could make it difficult to manage our business.
●	We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of ADSs.

Risks Relating to Türkiye

●	We are subject to risks associated with doing business in an emerging market.

●	Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.
●	As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.
●	Türkiye’s economy has been facing risks related to its current account deficit, which could have a material adverse effect on our business and results of operations.
●	The effects of the earthquakes that hit the southeastern region of Türkiye in February 2023 as well as potential similar earthquakes in the future may adversely affect our prospects, business, financial condition and results of operations.
●	We are exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations and other similar laws and regulations.
●	Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.
●	Türkiye is subject to internal and external unrest and the threat of future terrorist acts, which may adversely affect us.
●	Conflict and uncertainty in neighboring and nearby countries may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
●	Risks from events affecting Türkiye’s relationship with Syria, Iraq and other countries in the Middle East.
●	Risks from events affecting Türkiye’s relationship with Russia and Ukraine.
●	Risks from events affecting Türkiye’s relationship with the EU.
●	Risks from events affecting Türkiye’s relationship with the United States.
●	Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.
●	Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.

Risks Relating to Ownership of our ADSs

●	Our Founder and chairwoman has significant influence and voting control and, as a principal shareholder, her interests might conflict with or differ from your interests as a shareholder.
●	The dual class structure of our ordinary shares concentrates voting control with certain shareholders, in particular our Founder, which limits your ability to influence corporate matters.
●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
●	We are a “controlled company” within the meaning of the Nasdaq listing rules. As a result, we qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements.

●	As a foreign private issuer we rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs.
●	We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our ADSs less attractive to investors.
●	While we currently qualify as an “emerging growth company” under the JOBS Act, if we cease to be an emerging growth company, our costs and the demands placed upon our management will increase.
●	An active trading market for our ADSs may not be sustained to provide adequate liquidity.
●	We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs.
●	The price of our ADSs might fluctuate significantly, and you could lose all or part of your investment.
●	If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, the price of our ADSs and trading volume could decline.
●	You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.
●	Shareholders and ADS holders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
●	It is unlikely that we will declare any dividends on our ordinary shares represented by our ADSs and therefore, you must rely on price appreciation of our ordinary shares for a return on your investment; also, to the extent that we declare dividends, we will pay those dividends solely in Turkish Lira.
●	You may not receive distributions on the ordinary shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
●	Dividends paid to holders of the ADSs who are not tax resident in Türkiye will be subject to a 10% withholding tax.
●	You may be subject to limitations on the transfer of your ADSs.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Türkiye based on United States or other foreign laws against us and our management.
●	We are a Turkish joint stock company. The rights of our shareholders under Turkish law may be different from the rights of shareholders under the laws of U.S. jurisdictions.
●	We may grant share based compensation to our management and employees, which may cause your interest in the Company to be diluted and our employees’ interests to become excessively tied to the trading price of our ADSs.
●	We may not maintain our listing on Nasdaq which could limit investors’ ability to make transactions in our ADSs and subject us to additional trading restrictions.

Risks Relating to Our Business and Industry

We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve operational profitability going forward.

In 2023, we generated net income of TRY 75.5 million. We have historically incurred net losses of TRY 4,790.7 million and TRY 3,330.1 million for the years ended December 31, 2022 and 2021, respectively, as we invested in the expansion of our core businesses and in growing our strategic assets. Our net losses were also significantly impacted by inflation adjustments primarily at the Gross Contribution level as we began to implement IAS 29 inflation accounting in 2022. In 2023, as we have not yet achieved operational profitability, our net income generation was mainly driven by the monetary gains due to the Group’s net monetary position. Since monetary liabilities, mainly consisting of trade payables and payables to merchants, exceeded monetary assets, mainly consisting of cash and cash equivalents during 2023, the difference between resulted in a monetary gain position. We will need to generate and sustain increased revenue and Gross Contribution levels to outpace growing operating expenses and capital expenditures in future periods to achieve profitability in our operations, and even if we do, we may not be able to maintain or increase profitability. We anticipate that we may continue to incur net losses in the near term mainly as a result of continued capital expenditures, including investments in our core businesses and the expansion of our logistics operations and financial services operations.

We believe that our ability to generate future profits mainly depends on our ability to execute our strategy and opportunistic mergers and acquisitions. See Item 4.B. “Information on the Company—Business Overview—Our Strategy.” This, in turn, depends on our success in improving the customer and merchant experiences through expanded logistics and fulfillment capabilities, developing and improving our platform and offering new products and services that complement our existing offering and preserve and foster further network effects. These efforts may prove more expensive than we anticipate, particularly since some of our ongoing revenue generation initiatives remain unproven (for example, our investments in complementary businesses, see Item 4.B. “Information on the Company—Business Overview—Strategic Assets” and “—Complementary Businesses”). As a result, any failure to adequately increase our revenue or manage the costs related to our expansion could prevent us from attaining or increasing profitability. Additionally, if we introduce new services in connection with our ongoing expansion, including in international markets, this could result in an unexpected increase in costs or divert our senior management’s attention, which could negatively impact our goal of achieving and maintaining profitability. As we expand our services to additional customers and merchants in various regions and add new categories of products, our offerings in such markets and categories may be less profitable than those in which we currently operate, which may not offset the costs required to expand into such markets or categories and could impact our ability to achieve or sustain profitability.

As a result of the preceding factors, we may not be able to achieve, maintain or increase operational profitability in the near term or at all.

Our expansion into new products, services, technologies, geographies and markets subjects us to additional risks and we may not be able to manage our growth and expansion efficiently or effectively scale and adapt our existing infrastructure.

Our growth strategy depends, in part, on our expansion into new product or service offerings, such as our strategic assets and complementary businesses (see Item 4.B. “Information on the Company—Business Overview—Strategic Assets” and “—Complementary Businesses”). If we experience significant future growth, we may be required not only to make additional investments in our platform and workforce, but also to expand our fulfillment infrastructure and consumer support or expand our relationships with various partners and other third parties with whom we do business.

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

Our re-investments in the Company’s growth and certain Company initiatives may fail, which could harm us financially. For example, in 2022, we determined that Hepsiburada Market (formerly known as HepsiExpress) would no longer be considered a strategic asset as we did not believe that this business model was likely to be economically feasible, which ran contrary to our focus on becoming a profitable company in the near term.

Expansion of the new services we are offering, such as our expected expansion of payment and lending solutions (including through Hepsiburada Global B.V., which was incorporated on July 28, 2023 and is expected to facilitate Hepsiburada’s integration with European payment solutions and marketplaces), and any future expansion of the scope or reach of HepsiGlobal, through which we currently offer a selection of products from international merchants on our platform and enable merchants in Türkiye to make cross-border sales in additional countries such as Azerbaijan and Ukraine (on a pilot project basis), may result in increased or new exposure to regulatory scrutiny and compliance requirements. See “—We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.” and “—Risks from events affecting Türkiye’s relationship with the EU.”

We may fail to maintain or improve our technology infrastructure, or adopt and apply technological advances, which could materially and adversely affect our business, results of operation and financial condition.

Our success depends, in part, on our ability to continue to innovate and provide a platform for products and services that is attractive to existing or new customers, and in turn attracts merchants and suppliers to our customer base. We are frequently upgrading our technology to provide improved performance, increased scale and better integration among our core businesses and complementary businesses (see Item 4.B. “Information on the Company—Business Overview—Strategic Assets” and “—Complementary Businesses”). Adopting new technologies (including technologies based on artificial intelligence and machine learning), upgrading our website and mobile app infrastructure and maintaining and improving our technology infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Adverse consequences for the failure to do so may include unanticipated system disruptions, security breaches, computer virus attacks, slower response times, impaired quality of experiences for our users and delays in reporting accurate operating and financial information. In addition, many of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs and ensure a consistent and acceptable level of service for our customers and merchants, our business, financial condition, and results of operation, as well as our reputation, could be materially and adversely affected.

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

The extent to which we are able to maintain or strengthen these network effects depends on our ability to execute a number of challenging tasks. See “—If we fail to retain current customers or grow or maintain the level of their engagement, our business, financial condition, prospects and results of operations could be materially and adversely affected.” Any failure to meet such challenges may lead to an increased risk of disruptions to our customer base or merchant base and our customer and merchant value propositions, which could adversely affect our profitability, and could have a material adverse effect on our business, financial condition and results of operations. In addition, any changes we make to enhance and improve our platform to meet the needs and interests of certain users or merchants or other third parties may have a negative impact upon others. If we fail to balance the interests of all users and merchants, users may stop visiting our website and using our mobile app and customers may conduct fewer transactions or use alternative e-commerce services, any of which could have a material adverse effect on our business, financial condition and results of operations.

In the event that our brand is subject to persistent and material negative publicity, complaints from customers, merchants, suppliers or business partners, or exposure as a result of our own actions or as a result of events outside of our control, such as our inability to attract users and merchants, to protect private information of our users and merchants against security breaches, any undetected errors, defects or bugs in software underlying our products and services, or disruption in our IT systems or defamation campaigns in social media against us or e-commerce in general, we may have difficulty in retaining our existing users or merchants or attracting new users or merchants. If such negative publicity about us arises or if users or consumers otherwise perceive that content on our online platform is no longer reliable, our reputation, the value of our brand, our user traffic and number of merchants on our platform could decline. If our brand is harmed or we are forced to increase our marketing expenses to gain back customer and/or merchant trust, our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

We have many competitors in our e-commerce business. We compete with other e-commerce companies, including online third-party marketplaces and online hybrid marketplaces that, like us, combine a third-party marketplace with their own first-party sales. We also face competition from offline retailers, including traditional brick-and-mortar retailers with omni-channel capabilities. Some of those omni-channel retailers have advanced their online sales capabilities over the past few years to meet the increased demand for online retail. We compete with these current and potential competitors for customers, merchants and suppliers. From time to time, our customers may decide not to continue purchasing products on our platform for various reasons, including competition. Our merchants may also decide to switch to our competitors’ services. Some of our existing or potential competitors may have greater resources including funding, more customers, and/or greater brand recognition to develop stronger capabilities and expertise in management, technology, finance, product development, sales, marketing, logistics and other areas. Further, the internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller or lesser-known businesses, including businesses from outside of Türkiye, to compete against us. We also face e-commerce competition in markets outside of Türkiye that we serve via HepsiGlobal.

In addition, we face competition across other sectors in which we operate. We face intense competition with several well-funded players investing heavily in growth, across the parts of the country and in the verticals we serve our customers. In the last-mile delivery services market, in which HepsiJet operates, small, emerging delivery companies, albeit few in number, are challenging us, particularly in large cities, by offering their delivery services at relatively lower delivery fees. If competition continues to intensify, we may fail to grow our third-party delivery businesses. In the fulfillment as a service market, in which HepsiLojistik operates, other players have invested in such services. Additionally, competition has intensified in the financial services industry, in which Hepsipay operates, spurred by significant investment into the fintech space and new regulations such as digital banking, open banking, banking-as-a-service and Know Your Customer (“KYC”) regulations in Türkiye, and as a result we may not achieve our goal of becoming one of the leading players in the financial technologies market in Türkiye. Other retailers or marketplaces may also obtain e-money, digital banking or consumer finance licenses and extend their operations off-platform, challenging our plans to extend our off-platform partnerships, and as a result, we may fail to reach our goals.

Most recently, the rapid development of new and enhanced technologies, including those based on artificial intelligence and machine learning, continue to increase our competition. Although we have invested and will continue to expend financial resources to strengthen and improve our information technology systems and online platform, some of our current and potential competitors have greater resources and more specialized personnel to support technological advances and to more rapidly enhance their capabilities in this area. Any failure to adapt to technological advances in a timely manner and to integrate our offerings through our online platform and apps could decrease the attractiveness of our platform and apps and could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The size and engagement of our Active Customer base, including order frequency and customer loyalty, are critical to our success. A significant component of our value proposition to merchants is their ability to access our over 63 million members. Our business and financial performance have been and will continue to be significantly determined by our success in engaging, retaining, and adding Active Customers. We continue to focus on increasing engagement, whether through our paid-subscription loyalty program, innovation, providing new or improved goods or services, marketing efforts or other means. Accordingly, our customer base and/or engagement levels may fail to grow at satisfactory rates, or at all, or may decline. For example, our Active Customers declined by 2.5% to 11.9 million as of December 31, 2023 from 12.2 million as of December 31, 2022. Our user base growth and engagement could be adversely affected if, among other things:

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

Our efforts to avoid or address any of these events could require us to make substantial expenditures to modify or adapt our services or platform. If we fail to engage with or experience a material decrease in the size of our Active Customers base, or if customers, merchants or suppliers reduce their engagement with our platform, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We may need to raise additional funds to finance our future capital needs including investing in growth and technology, which may prevent us from growing our business.

Our strategy and technological infrastructure require continuous investment. We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies and ongoing operating expenses, such as our efforts to launch and develop new payment and lending solutions, the cross-border expansion of HepsiGlobal, and expansion of our existing services. Raising additional funds through financing arrangements may not be possible at the required amounts or on sufficiently advantageous terms, including as the result of the current macroeconomic conditions. Any debt financing would increase our level of indebtedness and could negatively and materially affect our liquidity and restrict our operations, including increasing our vulnerability to general economic and industry conditions, limit our ability to plan and react to changes in our business and industry and place us at a disadvantage compared to competitors that have less indebtedness. We also can provide no assurance that the funds we raise will be sufficient to finance our indebtedness.

While we primarily have been financed by equity investments from our shareholders, the proceeds of our initial public offering in 2021 and cash flows from operations, we also have entered into financing arrangements with several major Turkish banks (see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources” and Item 4.B. “Information on the Company—Business Overview - Supplier and Merchant Financing”). Any breach of our financing arrangements or the inability to service our debt through internally generated cash flow or other sources of liquidity would lead to default, which could have a material adverse effect on our business, results of operations and financial condition.

We have also invested, and may continue to invest from time to time our available cash in fixed-income investments other than term deposits. These can be direct investments in Eurobonds issued by the Turkish government or Turkish companies, or in mutual funds investments investing in such assets. This exposes us risks associated with the Turkish government or associated issuers, as well as interest rate fluctuations, hence we can provide no assurance that such investments will yield expected returns, which could have an adverse effect on our financial condition.

Changes in our share ownership could result in our inability to draw loans or cause acceleration or events of default under our indebtedness.

The terms and conditions of substantially all of our credit facility arrangements with Turkish banks, which include loans under our supplier and merchant financing where the Company is the borrower (see Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing”) and under which the total amount available was TRY 186.3 million and TRY 39.5 million as of December 31, 2023 and December 31, 2022, respectively (see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources”), include clauses relating to the control or ownership of our issued ordinary shares. Under the terms of such credit facility arrangements, the exact terms of which vary, a transfer of our shares or change in our issued share capital structure, provide our lenders with the right to accelerate the repayment of outstanding debt facilities and may result in events of default that provide our lenders the right to terminate our arrangements.

Although based on such banks’ prior practice, we do not believe it is likely that they would exercise their rights to acceleration or termination under such clauses, any future sale of the Company’s shares may result in the termination of our general loan agreements or acceleration of our outstanding debt thereunder, in which case the Company would have to rely on credit lines under its other loan agreements to maintain its liquidity position.

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

We are heavily reliant on Türkiye’s internet infrastructure to operate our business. As our data centers and all of our backup centers, along with our headquarters, are located on the European and Asian sides of the city of Istanbul, our operations may also be negatively impacted by disruptions to the power grid, natural disasters, such as fires, floods, earthquakes, telecommunication failures, sabotage, vandalism, terrorist attacks, extreme weather or other events affecting the region. Similarly, if there were any system outages due to any internet delays, disruptions, natural disasters or any other issues with the infrastructure in Türkiye more generally, this would have a material adverse impact on our business and results of operations depending on the length and severity of the issue. For example, in early February 2023, the southeastern and southern regions of Türkiye were hit by two devastating earthquakes registering 7.7 and 7.6 in magnitude and numerous aftershocks that affected primarily 11 provinces, which caused significant disruptions in the telecommunications networks and internet access in the affected regions. The earthquakes resulted in a material temporary decline in overall customer demand on our platform and in the number of orders received, particularly during the first week of the disaster compared to the prior week as well as the same week of the prior year. We believe that the decline was in part caused by the lack of, or very poor, internet connection in the affected regions. In this instance, traffic to our platform recovered to pre-earthquake levels by the second quarter of 2023. If the period of destabilization had been prolonged, or if the extent or the magnitude of the earthquakes had been more detrimental, the duration of traffic loss (and hence order loss) would have materially impacted our financial performance. See “—The effects of the earthquakes that hit the southeastern region of Türkiye in February 2023 as well as potential similar earthquakes in the future may adversely affect our prospects, business, financial condition and results of operations.”

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

In addition, a disproportionate amount of sales on our platform has historically taken place during our fourth quarter and we expect this trend to continue in 2024. The limitations introduced by amendments to the E-Commerce Law in 2022 (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”) providing that capped annual marketing expenditures and customer discounts must be equally distributed among the four fiscal quarters do not apply to the Company as we were below the applicable statutory threshold of marketing expenditures in 2023 and expect to remain so in 2024 (see Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”). However, they could apply in the future, which could adversely affect our ability to align our marketing efforts with our business’s seasonality. Additionally, as a result of peak seasonal sales, as of December 31 of each year, our cash and cash equivalents balances typically reach an elevated level (other than as a result of cash flows provided by or used in investing and financing activities). As of December 31 each year, this operating cycle typically results in a corresponding increase in accounts payable, combined with a decrease in inventories. Our accounts payable balance generally declines during the first month of each year, resulting in a corresponding decline in our cash and cash equivalents balances. Additionally, we typically experience decreased frequency and traffic on our platform during the summer vacation months which may or may not continue in 2024. Our results of operations and cash flows may fluctuate significantly as a result of a variety of factors, including those described above. Additionally, we factor monthly inflation rates into our financial reporting under IAS 29. The distribution of our sales throughout the months and the level of inflation during each month have a material impact on our revenue growth calculated as per accounting standard IAS 29. See “—As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.” As a result, historical period-to-period comparisons of our results of operations and cash flows are not necessarily indicative of future period-to-period results of operations or cash flows. You should not rely on the results of a single quarterly period as an indication of our annual results of operations, cash flows or future performance.

Any occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also materially and adversely affect our business, results of operations or financial condition.

Epidemics and pandemics or other health outbreaks may materially affect our business, including with respect to customer behavior, product sourcing and delivery considerations. For example, the COVID-19 pandemic and the measures taken to limit its spread during 2020 and 2021 have impacted consumer behavior, including e-commerce shopping trends. During the early months of the COVID-19 pandemic, increased numbers of consumers in the Turkish market shifted to e-commerce as a result of social distancing and other government restrictions, which resulted in growing demand for our products and services. With the lifting of Türkiye’s lock down measures in July 2021, we observed a slow-down in online consumer activity which had a negative impact on our operational and financial performance and prospects, particularly in 2021.

In addition, other crises or conflicts, such as the Russia-Ukraine conflict, the hyperinflationary environment in Türkiye and the potential for any sudden and significant changes in the value of the Turkish Lira may generate pressure on the supply to our Direct Sales operation and to our merchants. See “—Risks from events affecting Türkiye’s relationship with Russia and Ukraine”, “—As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.” and “Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.”

The above developments have materially affected, and may continue to materially and negatively affect, certain of our business activities and results.

Similarly, our business, financial condition and results of operations could be adversely affected by severe weather conditions, natural disasters, geopolitical events, wars, terrorist attacks, the occurrence or re-occurrence of other outbreaks of widespread health epidemics or pandemics, and other similar catastrophic events. The occurrence of a disaster or similar event could materially disrupt our business and operations, adversely affect our markets or the economy generally, or adversely affect our employees, third-party service providers, business partners or a significant portion of our users. For example, in early February 2023, the southeastern and southern regions of Türkiye were hit by two devastating earthquakes registering 7.7 and 7.6 in magnitude and numerous aftershocks that affected primarily eleven provinces. We observed a temporary decline in overall customer demand on our platform and in the number of orders received, particularly during the week of February 6, compared to the previous week and the same week of the prior year. See “—The effects of the earthquakes that hit the southeastern region of Türkiye in February 2023 as well as potential similar earthquakes in the future may adversely affect our prospects, business, financial condition and results of operations.” These types of events could also cause us to close some or all of our operating facilities temporarily or disrupt our logistics and last-mile delivery capabilities, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of the countries where we operate. Our operations could also be severely disrupted if our customers, merchants or other participants were affected by such natural disasters, health epidemics or other major events.

A cybersecurity incident, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs.

Our online systems, including our websites, mobile apps and other software applications, products and information systems, could contain undetected errors, or “bugs,” that could adversely affect their performance. While we regularly update and enhance our websites and information systems and introduce new versions of our mobile apps, the occurrence of errors in any such updates or enhancements may cause disruptions in the provision of our services and may, as a result, cause us to lose market share, and our reputation and brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, computer viruses and cybersecurity incidents have in the past and may in the future cause delays or other service interruptions on our information systems. We have in the past and may in the future also be subject to cybersecurity threats or attempts by malicious actors who seek to gain unauthorized access to our information or systems or to cause intentional malfunctions, loss or corruption of data or leakages of our customers’ and merchants’ sensitive or personal data, or other cybersecurity incidents.

During February 2024, the Company experienced a cybersecurity incident. Based on our investigation to date, we believe that a threat actor utilized compromised merchant login details to access certain merchant accounts on our merchant portal and then download certain merchant and customer data through those merchant accounts. We believe that approximately 673 merchant accounts were breached (representing less than 0.7% of our Active Merchants as of December 31, 2023) and fraudulent listings or transactions were made on 107 merchant accounts. We believe that customer data was downloaded from merchant accounts for approximately 7,200 customers and suspicious orders were created for approximately 1,200 customers (representing approximately 0.06% and 0.01%, respectively, of our Active Customers as of December 31, 2023). Once the Company became aware of the incident, the threat actor was promptly excluded from the merchant portal and a series of measures were implemented, designed to reinforce security protocols, prevent further unauthorized access and remediate the incident, including by suspending and resetting passwords for compromised merchant accounts, cancelling suspicious transactions and reimbursing customers who were impacted. Further, to satisfy our obligations as a data controller under the Turkish Data Protection Law No. 6698 (the “LPPD”), we notified the Personal Data Protection Authority (“PDP Authority”) as well as merchants and customers affected by the data breach.

Although we have incurred immaterial expenses in connection with investigation and remediation of this incident and to reimburse customers for purchases made based on manipulated listings, there have been no additional financial losses from this incident. Additionally, in the event the PDP Authority determines that Hepsiburada has not sufficiently fulfilled its obligations as a data controller under the LPPD, the PDP Authority may impose an administrative fine between TRY 141.9 thousand and TRY 9.5 million. We cannot provide any assurance that the various antivirus and computer protection software that we employ in our operations will successfully prevent future cybersecurity incidents (whether through the use of “denial of service” attacks or otherwise) or the transmission of any computer viruses which, if not prevented, could significantly damage our software systems and databases, cause disruptions to our business activities (including to our e-mail, short message service (“SMS”), push and other communications systems), result in cybersecurity breaches or inadvertent disclosure of confidential, sensitive or personal information and hinder access to our platform.

We may in the future use intelligence solutions to inform our Direct Sales pricing and our prices for Direct Sales may be informed in real time by machine learning algorithms, any of which may, as the result of a bug or other error, result in unforeseen or disadvantageous pricing for our goods.

We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses, hacking or other cybersecurity incidents. These costs, which could be material, could adversely impact our results of operations in the period in which they are incurred and may not meaningfully limit the success of future attempts to breach our information technology systems. Moreover, if a computer virus or other compromise of our systems becomes public, or if we are perceived to have failed to respond to security breaches of our systems or networks, our business, reputation and brand could be materially damaged, resulting in a decrease in the use of our platform, products and services.

Any failure to properly respond to cybersecurity incidents or threats could also result in private consumer, business partner, or securities litigation and governmental investigations and proceedings, any of which could result in our exposure to material civil or criminal liability, and may adversely affect our business, financial condition and results of operations.

Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.

We collect, store, process, transmit and use certain personal information and other user data in our business. A significant risk associated with e-commerce, financial services and communications is the secure transmission of confidential information and personal data over public networks. The perception of privacy concerns, whether or not valid, may adversely affect our business and results of operations. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible complies with relevant data protection and privacy laws, including Turkish data protection and privacy laws (along with the decisions, publications and good-practice examples of the relevant authorities, such as the Turkish Personal Data Protection Authority) as well as other data protection and privacy laws, such as the European Union General Data Protection Regulation (“GDPR”) particularly due to the launch and development of cross-border sales through HepsiGlobal. The protection of our user, employee and company data is critical to us. Currently, a number of our users authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide encryption, secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. We collected and processed personal data in connection with the services of Hepsiburada Seyahat until it stopped operating at the end of March 2024 and continue to collect and process such data in connection with the services of HepsiJet, Hepsipay and Hepsifinans. We expect that the amount of personal data collected and processed may further increase as Hepsipay and Hepsifinans launch new financial services and expand their coverage beyond Hepsiburada. Our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our merchants, could damage our reputation, expose us to litigation risk, regulatory investigations and liability, subject us to negative publicity, disrupt our operations and harm our business. For example, in February 2024, a threat actor used compromised merchant login details to access an immaterial number of merchant accounts on our merchant portal (see “—A cybersecurity incident, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs.”). We cannot assure you that our security measures will prevent security breaches or that failure to prevent them will not have a material adverse effect on our business. Further, we do not require our vendors to carry cybersecurity insurance to compensate for any losses that may result from any breach of security and our cybersecurity insurance does not cover any breach of security occurring at our vendors. Therefore, our results of operations or financial condition may be materially adversely affected if our existing general liability policies did not cover a security breach.

Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our goal of leading the financial technologies market in Türkiye.

Hepsipay conducts a significant amount of payments on our platform. In 2023, customers with a Hepsipay wallet generated 87% of GMV compared to 81% in 2022, reflecting strong performance in migrating Hepsiburada clients to Hepsipay. Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our goal of leading the financial technologies market in Türkiye, including, but not limited to:

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

•	low penetration of Hepsipay to merchants due to intense competition, cumbersome integration process and/or monetization model;
•	breach of customers’ privacy and concerns over the use and security of information collected from customers and any related negative publicity or liability relating thereto;
•	service outages, system failures or failure to effectively scale the system to handle large and growing transaction volumes;
•	increasing costs to Hepsipay, including fees charged by banks to process transactions through Hepsipay, which would also increase our related costs;
•	negative news about and social media coverage on Hepsipay, its business, its service offerings, or matters relating to Hepsipay’s data security and privacy; and
•	failure to manage customer funds accurately or loss of customer funds, whether due to employee fraud, security breaches, technical errors or otherwise.

We are subject to credit risk of our borrowers and counterparties in relation to our Buy-Now-Pay-Later solution and consumer finance loan offering.

We launched our first “Buy-Now-Pay-Later” (“BNPL”) solution in early 2022, which provides customers the opportunity to complete their purchase and submit payment a month later or in up to twelve monthly installments. In early 2024, we also launched a consumer loan offering to our customers (which we intend to offer in the future to other third parties as well), in line with the scope of our consumer financing license held through Hepsi Finansman A.Ş. (former trade name “Doruk Finansman A.Ş.”). As we expand our financing activities, we anticipate we will be increasingly subject to inherent risks concerning the credit quality of borrowers and counterparties, which affects the value of our finance-related assets. Systemic risks and macroeconomic factors in Türkiye and surrounding markets, discussed under “—Risks Relating to Türkiye” below, can affect the credit quality of our customers, merchants and other counterparties and their ability to make payments on such financing. As these are fairly new service offerings, we do not yet have a track record of providing financial services and our credit review procedures may be insufficient at evaluating and measuring credit risks such that our costs and financial liabilities from borrowings used to fund our financing activities may exceed the value of our financing assets and returns from financing activities, which could negatively impact our financial condition. We are subject to the risk that customers using the BNPL solution or consumer finance loans may be unable or unwilling to provide payment when due and we may incur greater-than expected financing costs or legal costs as a result.

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

We accept payments using a variety of methods, including credit and debit cards, and money transfers. For certain payment methods, including credit and debit cards, we pay various fees to banks and payment companies. These fees may increase over time, which would increase our operating costs and adversely affect our results of operations. We use third parties to provide payment processing services, including the processing of credit and debit cards. Our business may be disrupted for an extended period of time if any of these companies becomes unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from customers and merchants or facilitate other types of online payments, and our business could be harmed. Moreover, although the payment gateways we use are contractually obligated to indemnify us with respect to liability arising from fraudulent payment transactions, if such fraudulent transactions are related to credit card transactions and become excessive, they could potentially result in our losing the right to accept credit cards for payment. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

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

We rely on many service providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation or otherwise could adversely affect our operations.

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

We may decide to enter into strategic partnerships or to acquire complementary businesses or technologies in order to expand our operations, products and services and to adjust our business portfolio in response to changing market conditions. For example, in 2022, we completed the acquisition of Hepsifinans, through which we have entered the consumer finance sector and in 2023, we announced a joint investment in one of the leading payment gateway service providers in Türkiye, Craftgate Technology. The success of acquisitions or investments is based on our ability to make accurate assumptions regarding the valuation of these operations, growth potential, integration and other factors related to the respective businesses. Our acquisitions or investments may not produce the results that we expect at the time we enter into or complete a given transaction. Such acquisitions and investments can be time-consuming and costly, could create unforeseen operational challenges and expenditures or may not meet our expectations. Furthermore, we may not be able to successfully integrate operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to successfully integrate acquisitions, our business results of operation and financial condition could suffer. In addition, the integration of any acquired business and their financial results may adversely affect our business, operating results and financial condition.

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

Most of our operating metrics included in this annual report and which we regularly communicate to the market are calculated by us internally. We also provide industry, market and competitive information in this annual report based on studies and reports of third parties (see “Market and Industry Data”).

Our methods of calculating operating metrics such as Active Customers, number of orders and GMV and those of third parties in calculating industry, market and competitive information (including market share data) may differ from estimates published by third parties or from similarly titled metrics published by our competitors or other parties due to differences in methodology. For instance, we calculate GMV as the total value of orders/products sold through our platform over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants. Other companies or third parties may calculate GMV differently, for instance, by excluding returns and cancellations, VAT or cargo income, or including other service revenues. They may also calculate Active Customers or the number of orders differently based on differences in the technology used or technical methods used to record such metrics. We believe our calculation of GMV, as well as other metrics and third-party information, in this annual report provides investors with a useful tool to understand the value of transactions processed through our platforms. However, if customers, merchants or investors do not perceive our operating metrics or the information on our industry, market and competitive information included in this annual report to be accurate, our reputation could be materially and adversely affected.

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

We benefit from the input of our founder and chairwoman, Hanzade Vasfiye Doğan Boyner (our “Founder”). As discussed in Item 6.A. “Directors, Senior Management and Employees-Directors and Senior Management—Legal Proceedings Relating to Directors,” our Founder formerly served on the board of directors of Petrol Ofisi A.Ş., a major Turkish fuel company. In 2016, she was one of 47 executives subject to an indictment alleging that illegal activity was committed by Petrol Ofisi between 2004 and 2007. As of the date of this annual report, the criminal proceeding stemming from the 2016 indictment has not progressed beyond the initial stage. In the event of an adverse outcome to this legal proceeding, our Founder could be required to step down from her position as a board member of any entity, including the Company, which could have an adverse impact on our business. Further, although this lawsuit has been in the public domain over the past seven years and has received considerable publicity, any negative public opinion relating to the allegations forming the basis of the proceeding, regardless of the legal outcome, may affect our brand and reputation and therefore may have an adverse impact on our business in the future. As of the date of this annual report, we have not experienced any negative impact from these standing allegations. For more information, see Item 6.A. “Directors, Senior Management and Employees—Directors and Senior Management—Legal Proceedings Relating to Directors.”

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

Our focus on profitability has involved, and may continue to involve, cuts to personnel costs, such as salary and benefits reductions and downsizing efforts. Additionally, we may make certain organizational changes, which may include changes to our management team, our structure, our business strategy and our strategic priorities. These efforts to manage costs and to effect other changes may not succeed or may result in disruption, which could adversely affect our business, employee morale and our ability to compete effectively, and in turn impact our revenues, operations and results of operations.

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

We face risks that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets and personal information), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us, as well as cause us serious reputational or financial harm. We have experienced fraudulent misconduct by employees in the past, which to date has not caused any material harm to our business. For example, in late 2023, an incident of theft occurred at one of our warehouses with respect to merchandise of a value of approximately TRY 4.5 million (approximately US$ 140 thousand). We determined that three then-employees of the Company were involved in the theft. The three employees were dismissed, with criminal charges subsequently filed. Any further misconduct may result in unknown and unmanaged risks and losses. Moreover, our employees may make inadvertent mistakes while carrying out their duties, including where data is compiled manually. There can be no assurance that our internal audits, compliance procedures, security departments, ethics hotline, codes of conduct and other procedures in place that are designed to monitor our employees’ conduct will allow us to discover employee misconduct or mistakes in a timely and effective manner, if at all. It is not always possible to guard against employee misconduct or mistakes and ensure full compliance with our risk management and information policies. The direct and indirect costs of employee misconduct or mistakes can be substantial, and our business, financial condition and results of operations could be materially and adversely affected.

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

Our future sales depend substantially on consumers’ widespread acceptance and use of e-commerce. While e-commerce has existed in our region for decades, only recently have certain regional e-commerce companies become sizeable. Our future results of operations will depend on numerous factors affecting the development of the e-commerce retail industry in our region, which may be beyond our control. These factors include:

●	the growth of the overall retail sector in a hyperinflationary environment where consumers, in general, have faced and may continue to face pressure with respect to their purchasing power;
●	the growth rate of internet, broadband, personal computer and smartphone penetration and usage in our region;
●	the trust and confidence level of e-commerce consumers, as well as changes in customer demographics and consumer tastes and preferences;
●	the selection, pricing and popularity of products that online merchants offer;
●	whether alternative retail channels or business models that better address the needs of consumers emerge;
●	regulatory changes that may hinder the development of the e-commerce sector; and
●	the development of logistics, payment and other ancillary services associated with e-commerce.

Low rates of growth and profitability in the local e-commerce industry as a result of any of these other factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business would be adversely affected if last - mile delivery service carriers were classified as employees instead of independent contractors and we may incur significant additional expenses if the employees of subcontractors carrying out delivery services are considered our employees.

For our HepsiJet operations, we (i) retain the services of self-employed last-mile delivery service carriers and (ii) subcontract last-mile delivery services from third-party service providers.

The classification of self-employed last-mile delivery service carriers as independent contractors has been challenged in courts and by government agencies in various non-Turkish jurisdictions. We believe that our carriers are independent contractors, as they decide for themselves how best to perform their services, they provide a vehicle to perform the delivery services, and they are under no exclusive commitment to us other than not providing delivery services to our competitors.

We also subcontract last-mile delivery services from third-party service providers, and such providers may or may not have employees of their own. Turkish law allows for employees of third-party subcontractors to bring certain claims against us directly, due to our indirect relationship. From time to time in the ordinary course of our operations we have been involved in legal proceedings initiated by employees of third-party subcontractors, such as employment-related claims arising out of termination of our relationship with their employer. While we do not believe the employees of our subcontractors are our employees, several employment-related claims are pending against us before courts specializing in employment law. We do not currently believe that the outcome of these cases will have a material adverse impact to our financial position, either individually or in the aggregate.

If courts or government agencies of competent jurisdictions reclassify our self-employed carriers as our employees instead of independent contractors, or establish an employment relationship between us and the employees of subcontractors, or otherwise find us to be in violation of any Turkish labor law or regulation, we may incur significant additional expenses to compensate those carriers or employees of third-party subcontractors, potentially becoming liable for monetary obligations such as employee benefits, social security contributions, taxes and penalties in addition to the costs associated with defending, settling or resolving these matters. Moreover, the government or government agencies may introduce new legislations or regulations setting forth a minimum percentage of carriers as our employees and restricting the proportion of self-employed carriers used as subcontractors in our operations. Further, any such reclassification of our carriers as employees or such legislative or regulatory restrictions on our ability to contract with self-employed carriers may require us to make certain operational changes going forward, and as a result, our growth, operations, financial condition and operating results could be adversely and materially affected.

Legal and Regulatory Risks

We are subject to tax audits that may result in additional tax liabilities and are exposed to changes in tax laws and regulations as well as their interpretation and implementation, including Türkiye’s digital service tax and earthquake tax.

We are subject to a variety of taxes in Türkiye including but not limited to corporate income tax, withholding tax, value added tax (“VAT”), payroll taxes and social security taxes, among others. The estimated net results of our business are based on tax rates which are currently applicable, as well as current tax regulations and interpretations by tax authorities. A change in applicable corporate tax rates or in general of any tax rule or interpretation made by tax authorities may impact our net results of operations. From time to time, there are changes to tax rates by governmental authorities.  For example, effective as of July 2023, the general VAT tax rate was increased from (the previously reduced rate of) 18% to 20%, the reduced VAT of 8% was increased to 10%, and the reduced VAT for certain cleaning product was increased from 8% to 20%. From time to time, we may be subject to tax audits by the Turkish tax authority, which can result in additional charges or fines. For example, in July 2020, we received a request from the Turkish tax authority for the initiation of a tax audit for the years 2019 and 2018 with regards to corporate income tax and VAT. This tax audit resulted in the Company having to pay an additional TRY 501 thousand tax liability in September 2022. New tax audits were initiated for the financial year 2022, with respect to corporate income tax and VAT, on February 29, 2024, for D-Ödeme and on March 5, 2024 for D-Fast. These tax audits are in early stages therefore we are not able to quantify the risk associated, at this stage. A limited-scope tax audit focused on our gift vouchers and digital codes has also been initiated on October 6, 2023, for the Company. Audits may be time-consuming and divert efforts and resources of management and may sometimes result in material tax penalties that would have an adverse impact on our financial condition. In addition to our results of operations, any dividends or other distributions paid in respect of any of our ordinary shares may also be adversely affected in case of any changes to the applicable double taxation treaties or any increase in the level of withholding tax, which is currently 10%.

In March 2020, a digital service tax (the “DST”) took effect in Türkiye imposing a 7.5% tax on revenue generated from a broad range of digital services, including digital advertising, digital content sales and digital platform services. The DST only applies to companies that generate revenues from covered digital services of at least: (i) TRY 20 million in Türkiye and (ii) €750 million globally. As of the date of this annual report, we are not subject to the DST as our revenues from such services are below the threshold. However, as a result of our growth, we may in the future exceed such threshold if it is not increased, or we may exceed such threshold if it is reduced, at which time our operations may become subject to the DST. In addition, the Organization for Economic Cooperation and Development has published proposals to advance international negotiations to ensure large and highly profitable multinational enterprises, including digital companies, pay tax wherever they have significant consumer-facing activities and generate their profits. Certain jurisdictions in the EU and Latin America have already enacted or are discussing new tax laws, rules and regulations directed at the digital economy and multi-national businesses.

We may also be subject to one-off taxes. For example, in February 2023, two earthquakes hit the southeastern region of Türkiye. In response to the effects of these earthquakes, in March 2023, an earthquake tax was implemented to generate funds. The tax was introduced with Article 10(27) of the Law No. 7440 on Restructuring of Certain Receivables and Amendments to Certain Laws (the “Law No. 7440”). The rate of the earthquake tax was set at 10% on exemption and deduction amounts applied on income under the applicable laws, among other items, and pertained to the accounting period ended on December 31, 2022. While we were not subject to this one-time earthquake tax, any amendments to the tax legislation or subsequent practice of tax authorities may require us to pay an earthquake or other one-off tax in the future, including on a retroactive basis for prior accounting periods.

If existing tax laws, rules or regulations in our markets are amended, or if new tax laws, rules or regulations are enacted, including with respect to the DST, sales tax, value-added taxes, withholding taxes, revenue - based taxes, earthquake tax or other similar taxes applicable to the digital economy or multi-national businesses, the results of these changes could increase our effective tax rate, tax liabilities and/or associated costs. Possible implications may include double taxation, multiple levels of taxation, additional obligations, prospectively or retrospectively, as well as imposition of interest and penalties if non-compliance is determined. Potential heightened tax law enforcement against us could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to administrative fines and our reputation may be harmed if the Turkish Competition Authority were to determine that we did not comply with Turkish competition laws and regulations.

Our business is subject to Turkish competition laws and regulations. We have been, and may continue to be, subject to investigations by the Turkish Competition Authority (the “TCA”) for compliance with these laws and regulations. For example, in April 2021, the TCA initiated an investigation against 32 companies regarding anti-competitive agreements in the labor markets (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding us) to determine whether those entities have violated the Law on the Protection of Competition (the “Competition Law”), which prohibits such anti-competitive agreements. The TCA’s public announcement makes it clear that the allegations that led to the investigation solely relate to direct or indirect agreements regarding non-solicitation of employees, thus potentially restricting the competition in the labor markets in Türkiye. On June 15, 2021, without notice, TCA officials visited our headquarters and reviewed the digital correspondence of a limited number of senior managers and human resources employees. On August 18, 2021, we received a notification from the TCA stating that the Competition Board had decided to initiate an investigation on August 5, 2021 against 11 companies including Hepsiburada the subject of which was the same as the existing April 2021 investigation, and to merge these two investigations. On April 18, 2022, we received notice that the rapporteurs completed an investigation report stating their opinion that we violated the Competition Law that prohibits anti-competitive agreements in the labor markets and an administrative fine should be imposed. Following an oral defense meeting on July 18, 2023, the Competition Board concluded its investigation and rendered its decision on July 31, 2023, stating that the Company had violated Article 4 of the Competition Law prohibiting anti-competitive agreements. The Competition Board imposed an administrative fine in the amount of TRY 3,627 thousand (with a 25% discount on early payment) thousand on Hepsiburada for which we had recognized a provision of TRY 157,596 thousand (as adjusted for inflation) in our consolidated financial statements for the year ended December 31, 2022. As of the date of this annual report, we have not yet received the reasoned decision from the TCA.

In addition, with respect to the on-site inspection conducted by the Competition Board in June 2021 in connection with the abovementioned investigation, an administrative fine in the amount of TRY 58,129 thousand was imposed based on the conclusion that the on-site inspection was hindered. Subsequently TRY 43,597 thousand was paid by the Company on November 11, 2022 (reflecting a 25% discount due to an early payment), without prejudice to the Company’s right to file a lawsuit against the fine. The Company requested reconsideration of the decision from the Competition Board on December 9, 2022, but the Competition Board’s decision was not reversed. Thereafter, an administrative case was filed with the Ankara administrative courts for the reversal of the Competition Board’s decision on December 30, 2022. On March 12, 2023, new legislation came into force in Türkiye (Law No. 7440 on the Restructuring of Certain Receivables and Amendments to Certain Laws) making entities involved in administrative proceedings eligible to receive a 50% discount on any administrative fines imposed on them by the authorities, provided such entities abandoned the proceedings. To benefit from this discount, Hepsiburada abandoned its case against the Competition Board and accepted payment of the administrative fine imposed by the Competition Board for which it was granted a refund of TRY 16,428 thousand (corresponding to 50% of the administrative fine paid by Hepsiburada). Hepsiburada subsequently deducted the amount from accrued withholding tax payable in the amount of TRY 16,428 thousand.

On August 31, 2023, the TCA initiated a separate preliminary investigation to determine whether Hepsiburada had violated Article 4 of the Competition Law in connection with the Company’s automatic pricing mechanism in our Marketplace. On that date, the TCA conducted an on-site inspection at Hepsiburada’s headquarters and the Company subsequently submitted the information and documents requested by the TCA. As a result of the preliminary investigation conducted by the Competition Board, the Competition Board decided to initiate an investigation against Hepsiburada, DSM Grup Dan.İletişim ve Satış Ticaret A.Ş (Trendyol) and Amazon Turkey Perakende Hizmetleri Limited and we were notified of the investigation decision by hand on October 19, 2023. This investigation is ongoing. On October 31, 2023, a second on-site inspection was conducted by the TCA at the headquarters of Hepsiburada. The first written defense was submitted on November 30, 2023. On January 30, 2024, we submitted an undertaking to the TCA addressing the competition-related concerns raised in terms of the Company’s automatic pricing mechanism. This undertaking is under review by the TCA, however, on March 21, 2024, the TCA decided to extend its investigation period by six months ending in October 2024. At the end of its review, the TCA may come to a resolution that there is no impediment to competition and close the case. The TCA may also accept the undertaking and terminate the investigation accordingly. In these scenarios, no administrative fine will be imposed. Conversely, if the TCA concludes that the law has been violated, we may have to pay a fine ranging from 0.5 percent to 3.0 percent of our annual revenue in the preceding fiscal year.

On March 12, 2024, the TCA initiated a separate preliminary investigation to determine whether one of our merchants and e-commerce platforms including Hepsiburada had violated Articles 4 and 6 of the Competition Law. We believe that the preliminary investigation relates to potential sales restrictions on the products and brands of which this merchant is the authorized distributor within Türkiye. The preliminary investigation is still ongoing as of the date of this annual report and we await the decision of the Competition Board as to whether an investigation will be initiated.

Although we believe that our operations are in material compliance with Turkish competition laws, these or any other investigations that may be conducted by the TCA in the future into our operations or transactions, and the imposition of related fines, sanctions or conditions on us, could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

Additionally, the TCA may from time to time modify regulations or adopt new regulations in response to developments of new markets and market behaviors in different sectors or industries. In order to better understand these developing markets such as the emerging e-marketplace platform sector, the market forces and behaviors, as well as to ensure their operational efficiency and identify any potential competition problems, the TCA undertakes routine inquiries and information-gathering processes with various stakeholders within these developing markets. For example, the TCA launched a sector inquiry in relation to the online advertisement market, which is a developing market in Türkiye. Similarly, in June 2020, the TCA commenced a sector inquiry on the e-marketplace platforms sector. The preliminary report relating to the inquiry process was published by the TCA in May 2021, which raised a number of findings related to (i) competition between platforms, (ii) competition with respect to products sold within a platform and (iii) certain privacy or data protection matters with respect to platform customers. We submitted an interested party opinion to provide the TCA further information about our business’ role and operations in the e-marketplace platform sector and our view about the operation and regulation of the sector in general. The TCA conducted a workshop in July 2021 to obtain the opinions of the market players and stakeholders, customers, lawyers and academics regarding the findings, assessments and proposed policies within the preliminary report. The TCA issued its final report on April 14, 2022, which may result in additional regulations for the e-marketplace platform sector with which we may be required to comply in the future. Such sector inquiries are not company-specific investigations and do not result in company-specific administrative fines and penalties. However, if the TCA adopts new rules and regulations which we may need to comply with in the future, the additional regulatory burden may have a negative impact on our operations and financial results.

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

Recent and future expansion in terms of our services and geographic coverage, including our ramp-up of Hepsipay and other payment solutions, our consumer finance loans through Hepsifinans, and any future expansion into cross-border sales through HepsiGlobal have recently subjected us to, and could further subject us to, increased or new regulatory scrutiny and compliance requirements and other risks that may be costly or difficult to comply with, such as payment services regulations, consumer finance services regulations, compliance with privacy laws and data security laws, including the GDPR, and compliance costs across different legal systems, including customs laws. We may have to come up with, adapt and implement different operating practices and protocols depending on the requirements of new regulators, which may require us to expend substantial resources. In certain cases, such regulatory changes may adversely affect our growth plans and we may not be able to achieve our targets in those areas.

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

The provision of financial services through Hepsipay and Hepsifinans, such as e-wallet, e-money, payment facilitation services and consumer lending, is highly regulated and subject to a broad range of complex laws and regulations that are rapidly changing. For example, after we obtained licenses from the Banking Regulation and Supervision Agency (“BRSA”) to operate financial services through Hepsipay, in 2019 an amendment to the relevant legislation changed the competent authority regulating payment companies to the Central Bank of the Republic of Türkiye (the “Central Bank”). The Central Bank has in the past and may in the future impose new or additional licensing requirements, capital commitments, governance standards, reporting obligations or other regulatory requirements, requiring us to devote substantial operational and financial resources to comply with such requirements. For example, in December 2021, the Central Bank published the Regulation on Payment Services and Electronic Money Issuance and Payment Service Providers (the “Payment Services Regulation”) and the Communiqué on Information Systems of Payment and Electronic Money Institutions and Data Sharing Services in the Field of Payment Services Providers (the “Payment Services Communiqué”), in Türkiye’s Official Gazette, requiring compliance within one year with the following new requirements, among others, on e-commerce payment services such as Hepsipay’s wallet service: (i) to keep collateral at the Central Bank, in accordance with the number of customers, volume of transactions and other conditions specified therein, (ii) to comply with higher minimum equity requirement, and (iii) to comply with additional obligations such as remote know-your-customer diligence. The one-year compliance period for the new requirements introduced in the Payment Services Communiqué, initially extended to February 28, 2023 (and subsequently to April 30, 2023 and June 30, 2023) was ultimately finalized as of September 30, 2023. On October 7, 2023, the Central Bank introduced certain amendments to the Payment Services Regulation within key areas, including, among others, digital wallets, payment service providers, e-money issuers, card-based payment instruments, the scope of Central Bank permissions for share transfers, and the protection of payment funds. Notably, the amendments impose new requirements on payment service providers such as Hepsipay to obtain certain licenses and authorizations for their activities, including an operating license for providers offering digital wallet services and an authorization for digital wallet service providers involved in transferring funds to issue electronic money. These new statutory permits must be obtained from the Central Bank by October 7, 2024. Further, on January 27, 2024, the Official Gazette published the Communiqué on the Redetermination of Minimum Equity Amounts for Payments and Electronic Money Institutions, revising the minimum equity amounts for payment and electronic money institutions set forth in the Payment Services Regulation. Payment and electronic money institutions are mandated to adhere to the updated minimum equity requirements by June 30, 2024, when the communiqué will take effect. We believe we are in compliance with the currently applicable requirements under the Payment Services Regulation and the Payment Services Communiqué and that we will obtain the necessary new licenses and be in compliance with the revised minimum equity requirements by the applicable deadlines in 2024. If the Turkish Banking Regulation and Supervision Agency does not approve our license expansion application in a timely manner or at all, this would delay the growth of, or materially hinder the development of, our one-click check-out and digital wallet businesses outside Hepsiburada platform. A failure to comply with these or other regulations may result in the limitation, suspension or termination of services or the imposition of penalties, including fines which could have a material adverse effect on our business, results of operations and financial condition.

In addition, on April 28, 2023, the Central Bank notified Hepsipay that it had identified seven instances of non-compliance by Hepsipay under the (Repealed) Communiqué on the Management and Supervision of IT Systems of Payment Institutions and Electronic Money Institutions relating to data security and authorization, ID verification and the creation of an audit trail. The Central Bank requested that Hepsipay provide a written response, including an action plan to remedy the identified instances of non-compliance within one month. On March 14, 2024, the Central Bank informed Hepsipay that it had imposed administrative fines on Hepsipay totaling TRY 898,197 for the seven instances of non-compliance previously identified. Hepsipay settled this penalty on April 3, 2024, availing itself of an early payment discount of 25%.

Moreover, Hepsiburada acts as a commercial representative of merchants and funds are transferred to the merchants through Hepsiburada. According to the Payment Services Regulation and the Payment Services Communiqué, a report must be filed with the Central Bank in January of each year in which the amount of intermediary service provider activities exceeds TRY 50 million within the prior twelve-month period. As a consequence of this provision, intermediary service providers, including Hepsiburada, submitted reports in January 2022, January 2023 and January 2024. The Central Bank is the competent authority to evaluate our reports to determine whether our reported activity qualifies as a payment service, within the scope of the Payment Services Regulation and the Payment Services Communiqué. If the Central Bank concludes that our reported activity is a payment service, we plan to restructure our service such that we transfer funds to merchants through Hepsipay instead of Hepsiburada.

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

Our consumer finance company, Hepsifinans, is under the regulatory authority of the BRSA, and subject to regulations and audits by them. Further, HepsiPay and Hepsifinans are subject to rules and regulations by the Turkish Financial Crimes Investigation Board (“MASAK”). MASAK is responsible for overseeing compliance with the rules on national terrorist asset freezing under Law No. 6415 on the Prevention of the Financing of Terrorism and may impose criminal penalties and administrative fines in case of failure to comply with the rules. On October 16, 2023, MASAK initiated investigations against Hepsipay due to alleged breaches of Law No. 6415, specifically related to the opening of wallet accounts for 17 clients who were subject to asset freezing orders due to systemic errors. On March 25, 2024, MASAK informed that it had imposed administrative fines totaling TRY 1,028 thousand on Hepsipay. Hepsipay settled this penalty on April 3, 2024, availing itself of an early payment discount of 25%.

Further, Hepsifinans was acquired with its existing customers, loans and associated data and contracts. Therefore, it is also subject to audit for its past business by the related parties. Although we carry indemnifications from the previous shareholders due to these past operations, any future findings might create regulatory fines as well as disruptions to daily business, some of which may not be covered by these indemnifications. We anticipate devoting substantial operational and financial resources to comply with the requirements of all the existing and new regulations and communiqués associated with our financial services businesses, and change our internal rules and procedures in accordance with any predefined and future changes. We have in the past, and may in the future, face additional audits and investigations by regulators or third parties appointed by the regulators for alleged violations of such requirements. As of the date of this annual report, our management believes that we conduct know-your-client procedures in compliance with MASAK regulations. However, any further investigations may require resources to respond to and could result in further penalties or fines if it is determined that we violated any regulatory requirements, which may impact our business and financial condition.

We may be subject to administrative fines and our reputation may be harmed if the Personal Data Protection Authority were to determine that we breached Turkish Data Protection Law No. 6698.

Our Company is subject to the Turkish Law on the Protection of Personal Data (the “LPPD”) and other relevant secondary legislation on the protection of personal data. The Personal Data Protection Board (the “PDP Board”) may request information and documents ex officio or upon complaint, and if it determines that there is a violation of the LPPD as a result of its investigation, it may decide to issue instructions and impose administrative fines. In addition, there is a risk that the decisions to be taken by the PDP Board in investigations may be published on the PDP Authority’s website and will identify the subject company. If a decision against the Company is published on the PDP Authority’s website, in addition to any sanctions that may be imposed with such a decision, our reputation may be negatively and materially affected.

Our Company was subject to six investigations conducted by the Personal Data Protection Authority (“PDP Authority”) in 2022 and 2023 and is likely to be subject to such investigations in the future. For example, on October 12, 2022, the PDP Authority notified the Company of an ongoing investigation initiated by the PDP Authority due to a complaint regarding the sending of electronic commercial messages in e-mail format to a total of 600 individuals. These electronic commercial messages contained an error wherein the e-mail addresses of the data subjects were mistakenly added to the “TO” section instead of the intended “BCC” section. This error resulted in the inadvertent disclosure of all recipients’ contact data (email addresses) to each other. The complaint also cited unauthorized data processing as well as unauthorized transfer of personal data abroad through the use of cookies. On March 16, 2023, the PDP Authority determined that the Company, as the data controller, had failed to take the necessary technical and administrative measures to ensure the security of personal data. The Company was notified of this decision on April 6, 2023. Therefore, the PDP Authority imposed an administrative fine of TRY 732 thousand. The Company settled the fine by paying TRY 549 thousand (benefitting from a discount).

On February 20, 2023, the PDP Authority notified the Company of an ongoing investigation initiated by the PDP Authority due to a complaint regarding an e-mail containing a customer’s personal data (such as invoices, shopping summaries, etc.) having been sent to another customer’s email address. On October 10, 2023, the PDP Authority determined that the Company had failed to establish the necessary verification processes in connection with customer registration on its platform. Therefore, the PDP Authority imposed an administrative fine of TRY 159 thousand. The Company settled the fine by paying TRY 120 thousand (benefitting from a discount).

On June 8, 2023, the PDP Authority notified the Company of an ongoing investigation initiated by the PDP Authority due to a complaint regarding compliance with the LPPD in connection with the processing of personal data through Hepsipay Wallet. On October 25, 2023, the PDP Authority notified the Company that it had been found to have violated the LPPD in this respect, and as a result, the Authority imposed an administrative fine of TRY 532 thousand on Hepsiburada. The Company settled the fine by paying TRY 399 thousand (benefitting from a discount).

In each of the above three cases, in which the Company was required to pay an administrative fine, the Company decided not to exercise its right to appeal to the Turkish Criminal Court of Peace. For the remaining three investigations, the PDP Authority has decided to close the investigation without imposing any administrative fine.

In February 2024, in accordance with its obligations as a data controller under the LPPD, the Company notified the PDP Authority of unauthorized access to some customer personal information in connection with a cybersecurity incident. In the event the PDP Authority determines that Hepsiburada has not sufficiently fulfilled its obligations as a data controller under the LPPD, the PDP Authority may impose an administrative fine between TRY 141.9 thousand and TRY 9.5 million. See “—A cybersecurity incident, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs.”

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

These risks are further exacerbated by our growth and the expansion of our business into new geographies, including the EU and the United States. For example, our application filed with the European Union Intellectual Property Office (“EUIPO”) in August 2020 for a figurative EU trademark for our “hepsiglobal” brand (EU trademark application no. 18292598) was opposed by PepsiCo, Inc. (“PepsiCo”), on the basis of certain claimed prior rights in respect of its “Pepsi” brand. We were notified almost three years later, on May 4, 2023, that PepsiCo had withdrawn its opposition to the trademark. Our “hepsiglobal” brand (EU trademark application no. 18292598) was registered on May 11, 2023 before EUIPO.

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

On January 3, 2023, we were informed that our appeal had been allowed in its entirety. The appealed decision has been reversed and the European Union trademark No. 17151796 “hepsiburada” has been declared invalid in respect of all the registered goods and services. The Board of Appeal stated in its reasoning that the Cancellation Division was wrong to disregard the evidence submitted about the dishonest intention of Alpak B.V. Alpak B.V. appealed this decision before Luxembourg Courts on March 30, 2023 and was subsequently granted time to remedy certain procedural deficiencies in its appeal. On February 21, 2024, the trial was held in Luxembourg and the Court decided in favor of Hepsiburada, declaring that Alpak’s trademark is invalid. However, this decision can be appealed before the Court of Justice of the EU until April 21, 2024. As of the date of this annual report, there has been no update on whether an appeal has been filed before the Court of Justice of the EU.

If we are unable to prevent third parties from acquiring trademarks or domain names that are identical or similar to ours or that infringe or diminish the value of our brands, trademarks and/or other proprietary rights, or if we are not able to defend our brands and/or trademarks from infringement claims or from oppositions to registration, our market recognition may be diluted, third parties may be free to use our brands and/or trademarks in respect of the same or similar goods or services, our expansion into new markets could be stifled and our business, financial conditions, customer relationships, reputation and results of operation could be adversely affected.

We are not always able to discover or determine the extent of any unauthorized use of our proprietary rights. Actions taken by third parties that license our proprietary rights may materially diminish the value of our proprietary rights or reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property may be unsuccessful, and may not always adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights.

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

We have been involved in litigation relating principally to contract disputes, employment, consumer, intellectual property, tax, securities law and other matters in the ordinary course of our business, which have also included legal proceedings initiated by employees of third-party subcontractors, such as employment-related claims arising out of termination of our relationship with their employer. As our business expands, we may face an increasing number of such claims or claims relating to product liability, including those involving high amounts of damages. As we became a publicly listed company with a higher profile and as our public profile is expected to continue to grow in the future through any expansion of our cross-border business by HepsiGlobal, we may face additional exposure to claims and lawsuits inside and outside Türkiye.

For example, in September 2021 and October 2021, alleged holders of our ADSs filed class action lawsuits in the state and federal courts of the State of New York, respectively. After negotiations, the parties signed a stipulation of settlement agreement with no admission of liability on March 22, 2023 which was approved by the federal court at a fairness hearing held on August 1, 2023 and pursuant to which the state court action was dismissed with prejudice on September 22, 2023. Pursuant to the settlement, Hepsiburada paid $13.9 million to resolve both actions in their entirety. According to a contribution agreement entered into between the Company and TurkCommerce B.V. (a co-defendant in the lawsuits and currently a holder of the Company’s Class B Ordinary Shares) on September 28, 2023, TurkCommerce B.V. agreed to contribute $3,975,000 towards the settlement amount and the Company agreed to purchase 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. against payment of $5,732,307 which was partially offset by the $3,975,000 settlement contribution amount owed by TurkCommerce B.V. The transaction regarding acquisition of 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. was completed on October 18, 2023, and the repurchased shares remain as treasury shares of the Company.

We may also initiate proceedings from time to time. For example, we have initiated litigation for annulment of the Turkish Capital Markets Board (the “TCMB”) decision regarding a fee imposed by the TCMB on the Company. Following the IPO of the Company on the Nasdaq Stock Exchange, the TCMB imposed a “Board registration fee” amounting to over TRY 53.0 million, including interest accruing on this fee, attorney’s fees and the costs of the proceedings. The TCMB fee was calculated based upon the shares sold in our IPO, including the shares sold by TurkCommerce B.V. The Company applied to the TCMB with an objection letter on July 30, 2021. A year later, on May 31, 2022, the Company received a reply letter from the TCMB maintaining their initial decision. The Company has initiated proceedings for annulment of the decision. We filed the case on June 15, 2022. The court dismissed our request for suspension of execution of the decision of the TCMB, and the Court of First Instance dismissed the case, which was notified to us on March 23, 2023. The Company appealed the decision on April 17, 2023 and requested a stay of execution. On May 4, 2023, the request for stay of execution was rejected by the Ankara Regional Administrative Court. On February 22, 2024, the Ankara Regional Administrative Court dismissed Hepsiburada’s request to appeal. Hepsiburada appealed the decision before the Council of State on March 10, 2024.

Although the appeal is ongoing, on June 19, 2023, the TCMB notified Hepsiburada that the Board Registration Fee should be paid in accordance with the calculation method set out by the TCMB. The Company responded to the TCMB with a letter on July 3, 2023, to object to the calculation method of the TCMB. On July 19, 2023, the Company received a reply letter from the TCMB stating that the objection of the Company was rejected. On August 22, 2023, a separate litigation for the annulment of the case was initiated by the Company before the Ankara Regional Administrative Court requesting a stay of execution of the TCMB’s decision to reject the Company’s objection. Although the stay of execution request was rejected by the Ankara Regional Administrative Court on November 30, 2023, the lawsuit is pending as of the date of this annual report.

The outcome of any claims, investigations and proceedings is inherently uncertain, and regardless of the outcome, defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could result in damages as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be impacted by fraudulent or unlawful activities of merchants, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability.

Despite measures we have taken and continue to take, our e-commerce services remain susceptible to potentially illegal or improper uses, which could damage our reputation and subject us to liability. Our standard agreement with the merchants on our Marketplace provides for weekly payments to merchants rather than immediately after the sale of a product. Our standard form agreement with our merchants and suppliers provides that we will directly compensate a customer for the purchase price if a customer returns a product and the merchant or supplier must refund us the price of the returned product. These provisions are designed to prevent merchants or suppliers from collecting payments, fraudulently or otherwise, in the event that a customer does not receive the products they ordered or when the products received are materially different from the merchant’s or supplier’s descriptions, to prevent merchants on our Marketplace from selling unlawful, counterfeit, pirated, or stolen goods, selling goods in an unlawful or unethical manner, and to prevent our merchants or suppliers from violating the proprietary rights of others or otherwise violating our product requirements. If our merchants or suppliers circumvent or otherwise fail to comply with these provisions, it could harm our business or damage our reputation.

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

In addition, if we receive from the relevant rights holder a complaint of infringement of intellectual and industrial property rights that complies with the requirements of Article 12 of the E-Commerce Regulation, we are required to remove products from our platform within 48 hours and inform the rights holder and the seller of the product accordingly. If we receive an objection from the seller that complies with the requirements of Article 13 of the E-Commerce Regulation, we are required to re-publish the product within 24 hours and inform the rights holder and the seller, provided that it can be clearly understood from the documents and information submitted by the seller that the objection is justified. Pursuant to Article 14 of the E-Commerce Regulation, our examination is limited with the information and documents obtained from the seller and we are not required to conduct a separate investigation to determine the ownership of relevant intellectual and industrial rights. We are also not required to process complaints regarding the same product and claim unless the rights holder submits new documents proving the infringement of intellectual and industrial property rights. Failure to comply with these provisions will result in an administrative penalty of TRY 15,846 to TRY 1,584.6 thousand for each violation.

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

We have identified material weaknesses in our internal control over financial reporting and have as a result determined that our disclosure controls and procedures were not effective. If we are unable to remediate identified material weaknesses, or if we have additional material weaknesses in the future, or otherwise fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of our ADSs may decline.

Pursuant to SEC rules, our management must report on the effectiveness of our disclosure controls and procedures. Additionally, under Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), our management is required to report on the effectiveness of our internal control over financial reporting. Although we expect that Section 404(b) of the Sarbanes-Oxley Act will require our Independent Registered Public Accounting Firm to issue an annual report attesting to the effectiveness of our internal control over financial reporting in the future, we have elected to rely on the exemptions provided in the JOBS Act, and will not be required to provide an attestation report from our Independent Registered Public Accounting Firm until such time as we are no longer an “emerging growth company.” Under SEC rules, management is required to assess our internal control over financial reporting at the end of each fiscal year. In prior fiscal years as well as the fiscal year ended December 31, 2023, our assessment has revealed material weaknesses in our internal controls that render our internal control over financial reporting ineffective. There is no guarantee that we will be able to remediate identified material weaknesses or that additional material weaknesses will not be identified in the future. Additionally, we have incurred and expect to continue to incur additional expenses and to spend significant management time in complying with testing requirements and working to establish effective internal control over financial reporting.

For example, in 2021, we identified material weaknesses in our internal controls over financial reporting related to (i) not effectively performing internal controls with respect to the review of complex and unusual transactions in accordance with IFRS and (ii) not effectively performing information technology general controls (“ITGCs”) for one of our information technology products. Further, in 2022, we identified deficiencies in our internal control over financial reporting related to the design and operating effectiveness of ITGCs for information systems with respect to access rights, IT program change management controls and segregation of duties, in all cases with respect to IT applications, including the product described in (ii) above, which in the aggregate constituted a new material weakness.

The 2021 weaknesses have been remediated. However, the ITGC control deficiencies identified in 2022 related to access rights, IT program change-management controls and segregation of duties at the IT application level were only partially remediated as of December 31, 2023 and are therefore included as part of the material weaknesses disclosed below.

As part of management’s assessment of its internal control over financial reporting for the fiscal year ended December 31, 2023, we have identified material weaknesses as described below, in our internal control over financial reporting related to:

a.the design and operating effectiveness of ITGCs for information systems with respect to certain IT applications and IT databases that are relevant to the preparation of our consolidated financial statements; and

b.deficiencies in the control environment, information and communication, monitoring and control activities components of the COSO Framework (as defined herein) that constitute material weaknesses, either individually or in the aggregate. The material weaknesses identified in the components of the COSO Framework are commensurate with the nature, growth and complexity of the Company’s business.

As a result of these material weaknesses, management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting, and therefore our overall disclosure controls and procedures, were not effective.

If we are unable to remediate these material weaknesses in a timely manner, or if additional material weaknesses in our internal control over financial reporting are discovered, we may not be able to timely or accurately report our financial position, results of operations or cash flows or establish and maintain effective disclosure controls and procedures. If additional material weaknesses are discovered, or if significant deficiencies are discovered, or if we otherwise fail to maintain an effective internal control environment, our consolidated financial statements could contain material misstatements and we could fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. Investors’ loss of confidence in our reported financial information could in turn limit our access to capital markets, harm our results of operations, and lead to a reduction in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential Nasdaq listing violations, regulatory investigations and civil or criminal sanctions.

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

As a public company with ADSs traded on an exchange located in the United States, we are subject to a broader scope of laws, regulations and standards, and therefore, potentially subject to a broader scope of fines, penalties and liability under U.S. securities laws. For example, in September 2021 and October 2021, holders of our ADSs filed class action lawsuits in the state and federal courts of the State of New York, respectively, which have since been finally settled with no admission of liability. For more information about our legal proceedings, see Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We may be named as a defendant in other legal actions, which could result in material costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increase legal and financial compliance costs and make some activities more time-consuming.

As a public company, these rules and regulations make it more expensive for us to maintain insurance, such as director and officer liability insurance, and we may be required to incur higher costs to obtain the same.

For as long as we are an “emerging growth company,” our Independent Registered Public Accounting Firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes Oxley Act. Although the JOBS Act allows us to be qualified as an emerging growth company for up to five years following our IPO, we may lose our emerging company status earlier than five years post-IPO should we exceed the revenue threshold of USD 1.235 billion set forth under the JOBS Act. See “—While we currently qualify as an “emerging growth company” under the JOBS Act, if we cease to be an emerging growth company, our costs and the demands placed upon our management will increase.” Even if our management concludes that our internal controls over financial reporting are effective, our Independent Registered Public Accounting Firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404.

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

We will be classified as a passive foreign investment company, or PFIC, in any taxable year if either: (1) 50% or more of the fair market value of our gross assets (generally determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income or (2) 75% or more of our gross income for the taxable year is passive income. Based on the market price of our ADSs and the composition of our Group’s income, assets and operations, we do not believe we were a PFIC for the 2023 taxable year or expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the assets, of us and our subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the market value of the assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Therefore there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If, contrary to our belief, we were characterized as a PFIC for any year, certain adverse U.S. federal income tax consequences could apply to a U.S. investor who holds ADSs with respect to any “excess distribution” received from us and any gain from a sale or other disposition of ADSs, and U.S. investors also may be subject to additional reporting obligations with respect to ADSs. In such case, we do not intend to provide the information necessary for a U.S. investor to make a qualified electing fund election with respect to the ADSs. See Item 10.E. “Additional Information—Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules.”

Risks Relating to Türkiye

We are subject to risks associated with doing business in an emerging market.

We mainly operate in Türkiye and derive substantially all of our revenue from activities in Türkiye, which is an emerging market. As a result, our business, results of operations, financial condition and prospects are significantly affected by the overall level of economic activity and political stability in Türkiye. External events and financial turmoil in neighboring emerging markets could disrupt the business environment in Türkiye. Moreover, financial turmoil in one or more emerging market(s) tends to adversely affect prices for securities in other emerging market countries. An increase in the perceived risks associated with investing in emerging economies could dampen capital flows to Türkiye and adversely affect the Turkish economy. Investors’ interest in Türkiye might be negatively affected by events in other emerging markets or the global economy in general, which could adversely affect the value of our business and/or stock price could have a material adverse effect on our business, results of operations and prospects.

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

Political matters have affected certain investors’ perception of Türkiye and the attractiveness of the Turkish economy from time to time. Should there be any new developments that are considered to contribute to instability in Türkiye emerge, the value of our ADSs could decline.

As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.

Inflationary pressures affect our business and financial performance. The Turkish economy has experienced significant inflationary pressures with year-over-year consumer price inflation rates rising as high as 69.7% in the late 1990s and early 2000s. While inflation decreased during the 2010s, the Turkish economy saw a rapid surge in inflation in 2022 due to numerous factors. The annual consumer price index (“CPI”) increased by 36.1%, 64.3% and 64.8% in 2021, 2022 and 2023, respectively, as published by Turkstat. The annual CPI inflation reached its highest level since June 1998, at 85.5%, in October 2022. Additionally, developments in the USD/TRY and global commodity prices materially impact the inflation outlook. As a result, the course of global economic activity, geopolitical developments and the impact of climate conditions on commodity prices must be closely monitored to understand and anticipate inflation developments in Türkiye. In the first Inflation Report of the year published on February 8, 2024, the CBRT made an inflation forecast for the end of 2024 of 36%. According to the results of the CBRT’s Market Participants Survey dated April 2024, the markets’ inflation expectation for the end of 2024 was 44.2%.

In the event of continued or rising inflation, we may not be able to and/or our merchants may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure, which may adversely affect our business, profitability and results of operations. Inflation and government measures to combat inflation that impact macroeconomic stability in Türkiye have affected and may continue to affect supply as well as general demand for our products and services. Inflation may impact consumer behavior and may lead to further reductions in purchasing power of our users, consumer confidence and consumer spending, which may have a material adverse effect on our business and results of operations. For example, during 2022 and 2023, we observed the impact of inflation in the increased average price of products on our platform. We have also observed that pressure on consumer spending has caused a tendency for customers to substitute products with more affordable alternatives (i.e., towards lower-priced brands, regardless of whether sales are of essentials or non-essentials) and postponement of purchase decisions for certain categories of products. Although the consumer confidence index (seasonal and calendar adjusted) in Türkiye increased by 1.8 percentage points from 75.6% in December 2022 to 77.4% in December 2023 (and remained at levels around 79% and 80% during the first quarter of 2024), the levels indicate a pessimistic outlook. In addition, a continued rise in inflation could increase our costs of operation, particularly in payroll expenses and delivery costs. Moreover, we may not be able to keep wages and salaries at attractive levels in order to retain talent. These factors may negatively affect our business, financial condition and results of operation.

If the high inflation environment worsens or if new economic developments arise that have a similar effect, the resulting impact on consumer behavior and on our expenses may continue to have an adverse effect on our GMV growth, revenue, profitability and financial position.

Following the categorization of Türkiye as a country with a three-year cumulative inflation rate greater than 100% in March 2022 by the International Practices Task Force of the Centre for Audit Quality, Türkiye has been considered as a hyperinflationary economy pursuant to IFRS rules (IAS 29 Financial Reporting in Hyperinflationary Economies), requiring companies in Türkiye reporting under IFRS, including us, to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022. As a result, we had to allocate additional resources to the preparation of our IFRS financials, which resulted in additional associated expenses in 2022. Our financial statements following the application of IAS 29 and related adjustments are no longer directly comparable to our historical financial statements. This may have created, and may continue to create, a challenge for investors and security analysts who look at our past performance to analyze and make forecasts about our future performance, including with respect to comparisons of current and historical margins. Therefore, investors and security analysts would require additional detailed information about our business plan and our macroeconomic assumptions in order to make their own projections for the Company. We cannot guarantee that we will be disclosing such detailed information in relation to our business plans or macroeconomic assumptions. Even if we do so, we cannot predict whether our investors or security analysts will be able to or willing to make their own projections about our Company. See “—If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, the price of our ADSs and trading volume could decline.”

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

The effects of the earthquakes that hit the southeastern region of Türkiye in February 2023 as well as potential similar earthquakes in the future may adversely affect our prospects, business, financial condition and results of operations.

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

Eight out of HepsiJet’s then-existing network of 192 cross-dock points (i.e., parcel transfer centers) were directly impacted and required renovation. All had resumed operations, either at newly rented locations or through renovation of existing locations by the end of March 2023. However, given the size of the earthquake zone, the death toll, the number of displaced people and the resulting decrease in consumers’ discretionary shopping, we suffered a decline in customer demand on our platform during the first quarter of 2023, a negative impact on our customer numbers (including on our total Active Customer base for 2023) and a temporary disruption in our delivery services to and around the region.

The earthquakes also adversely impacted the Turkish economy and the business environment in Türkiye. In a report published in March 2023, the Presidency of Strategy and Budget of the Presidency of the Republic of Türkiye estimated the total impact of the earthquakes on the Turkish economy to be US$103.6 billion, whereas, in January 2024, the Minister of Treasury and Finance stated that the expenses related to the earthquakes amounted to TRY 950 billion (corresponding to approximately US$ 30 billion), representing 3.7% of the GDP of Türkiye in 2023. More generally, Türkiye has been the site of devastating earthquakes in the past and may again be hit by serious earthquakes in the future. The country is covered by numerous fault lines including the North Anatolian Fault extending from eastern Türkiye across northern Türkiye and into the Aegean Sea for a length of 1200−1500 kilometers and the East Anatolian Fault extending from eastern Türkiye to south of the country. The fault lines covering the country may trigger future earthquakes in the country. These possible earthquakes may have severe impacts on the Turkish economy which may adversely affect our business and results of operations and prospects.

In particular, considering Istanbul’s large population and economic importance for Türkiye, any major earthquake near Istanbul may cause substantial economic damage which may adversely affect our business and results of our operations and prospects. Most of our headquarters and offices are located in Istanbul and one of our fulfillment centers which also includes an office building is located in Gebze, a district of Kocaeli situated very close to Istanbul. Such an earthquake near Istanbul could therefore have a material adverse impact our business and results of our operations.

We are exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations and other similar laws and regulations.

We have policies and procedures designed to assist with compliance with applicable laws and regulations in Türkiye, and as a public company in the United States, we are subject to U.S. anti-money laundering and anti-terrorist financing laws and regulations, including the U.S. Bank Secrecy Act of 1970, the U.S. Money Laundering Control Act of 1986, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and U.S. anti-bribery and anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, our operations may be subject to economic sanctions laws and regulations imposed by the United States, the EU, the United Kingdom, or any other relevant jurisdiction. Such laws and regulations may prohibit transactions in, with, involving, or relating to certain countries or regions or certain persons or entities. For example, starting in February 2022, the United States and a number of other countries around the world have been imposing sanctions and export controls against Russia over its invasion of Ukraine including regional trade bans, designations of entities (including Russian banks and state-owned entities) and individuals as Specially Designated Nationals and Blocked Parties, and restrictions on access by Russia to financial systems.

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

We are exposed to foreign exchange rate risks between Turkish Lira, U.S. dollars and Euros. Although our income, expenses, assets and liabilities are primarily denominated in Turkish Lira, we also maintain some non-Turkish Lira-denominated assets and liabilities, primarily in U.S. dollars. As of December 31, 2023, 2022 and 2021, we maintained Turkish Lira equivalent assets in U.S. dollars of TRY 6,135.0 million, TRY 4,712.6 million and TRY 13,294.7 million respectively, primarily consisting of cash, cash equivalents and financial investments. As of the same dates, we maintained Turkish Lira equivalent liabilities in U.S. dollars of TRY 1,285.4 million, TRY 1,830.2 million, and TRY 1,758.5 million, respectively, primarily consisting of trade payables, payables to merchants and due to related parties and short-term provisions. The variety of currencies that we work with may increase if and when HepsiGlobal expands its cross-border operations.

As of December 31, 2023, if the U.S. dollar had strengthened or weakened by 10% against the Turkish Lira, with all other variables held constant, our income/ (loss) before income taxes would have been TRY 485.0 million lower or higher, mainly as a result of foreign exchange gains or losses on the translation of U.S. dollar assets and liabilities. We do not currently undertake any currency hedging to manage our exposure in Türkiye to changes in foreign exchange rates. Consequently, any sudden and significant changes in foreign exchange rates may have an adverse impact on our financial condition, revenue and results of operations.

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

According to the Central Bank, the Turkish Lira depreciated by 57.4% against the U.S. dollar as of December 31, 2023, 44.1% in 2022 and 76.8% in 2021. Despite lower depreciation and reduced volatility in 2022 and in 2023 compared to the high volatility in 2021, negative real interest rates and limited foreign exchange reserves, among other factors, have continued to exert pressure on the Turkish Lira. Any further significant fluctuations in the value of the Turkish Lira relative to U.S. dollars could have a materially adverse effect on consumer demand, our business, and results of operations.

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

Türkiye has been subject to a number of bombings, including in tourist-focused centers in Istanbul and the city center in Ankara, including most recently incidents in Ankara in October 2023 and in Istanbul in November 2022, which have resulted in a number of fatalities. Such incidents may continue to occur periodically. Such internal and external unrest and the threat of future terrorist acts may lead to reductions in purchasing power of our customers, consumer confidence, consumer spending, general demand for e-commerce goods and services, display advertising and marketing spending of our advertisers and, therefore, also a reduction in demand for our products and services, which would have a material adverse effect on our business and results of operations.

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

HepsiGlobal has begun its operations in Ukraine in a pilot phase which may have an adverse effect on the Company’s business, financial condition, results of operations or prospects if potential partners or third-party service providers choose not to work with the Company, or existing or future employees disagree with this expansion decision of the Company, in each case on political grounds.

Risks from events affecting Türkiye’s relationship with Syria, Iraq and other countries in the Middle East.

The impact on Türkiye of political instability in the Middle East is exemplified by the internal conflict in the region. Türkiye has conducted a number of cross-border operations in Iraq and Syria targeting organizations deemed to be terrorist organizations in order to prevent terrorist activities against Türkiye. Separately, on October 8, 2023, Israel formally declared war on Hamas in response to the coordinated attacks perpetrated by Hamas on October 7, 2023. Following Hamas’ attack on Israel, the Houthi movement, which is based in Yemen, launched a number of attacks on marine vessels in the Red Sea. The armed conflict is ongoing as of the date of this annual report.

Although we do not have material direct or indirect business operations, interests or investments in Syria, Iraq, Israel or Gaza, it is not possible to predict the broader consequences of the ongoing conflicts. It is also not possible to predict any additional adverse effects on existing macroeconomic conditions, consumer spending habits, currency exchange rates, and financial markets, all of which could adversely impact our business, financial condition, and results of operations.

Given the continuing hostilities in the Middle East and the number of parties involved, it is very difficult to predict the impact of the continuing tensions on the geopolitical stability in the broader region, including Türkiye.

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

In recent years, several important natural gas reserves have been discovered in the eastern Mediterranean, where Türkiye has also been engaging in exploration activities.

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

On July 28, 2023, the Company incorporated Hepsiburada Global B.V., a wholly-owned subsidiary in the Netherlands, in line with Hepsiburada’s strategy to expand its operations into the European Union. European Union directives require entities incorporated in Europe to comply with the European Union’s international sanctions rules. Although Hepsiburada currently uses its best efforts to comply with EU international sanctions as a best practice and as part of its contractual obligations, the fact that Hepsiburada now has an EU-based subsidiary will subject Hepsiburada to European legal and compliance requirements and regulatory scrutiny.

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

Actual or perceived political instability in Türkiye, escalating diplomatic and political tensions with the United States or other countries, and/or other political circumstances could have a material adverse effect on the Company’s business, financial condition or results of operations or on the market price of the ADSs.

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

According to Turkstat, the annual rate of change in the consumer price index was at 64.8% in December 2023. (See “—As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs”). Türkiye had a current account deficit of USD 45.4 billion in 2023, compared to USD 49.1 billion in 2022 and USD 7.4 billion in 2021. (See “—Türkiye’s economy has been facing risks related to its current account deficit, which could have a material adverse effect on our business and results of operations.”).

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

The Turkish Treasury and Finance Minister announces GDP growth estimates and inflation rate with a 3-year horizon on an annual basis. There can be no assurance that those targets indicated will be reached, that the Turkish government will continue to implement its current and proposed economic and fiscal policies successfully or that the economic growth achieved in recent years will continue considering external and internal circumstances, including the Central Bank’s efforts to curtail inflation and simplify monetary policy while maintaining a lower funding rate, the current account deficit and macroeconomic and political factors, such as changes in oil prices and uncertainty related with conflicts in Iraq and Syria (See “—Conflict and uncertainty in neighboring and nearby countries may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.”) and political developments in Türkiye (see “—Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.”). Any of these developments might cause Türkiye’s economy to experience macroeconomic imbalances, which might impair our business strategies and/or have a material adverse effect on our business, financial condition and/or results of operations.

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

In 2022, significant amendments were made to the E-Commerce Law, and the E-Commerce Regulation was adopted, which introduced new obligations for electronic commerce intermediary service providers and electronic commerce service providers, such as Hepsiburada, with the aim of preventing unfair competition, a harmful competitive environment and monopolistic commercial practices in the Turkish e-commerce market. We are required to comply with certain obligations set forth in the E-Commerce Law and the E-Commerce Regulation and may face administrative fines in case of any violations. See Item 4.B. “Information on the Company—Business Overview—Regulatory Overview.”

The E-Commerce Law and the E-Commerce Regulation provide for different obligations depending on the annual Net Transaction Volume (in nominal terms) and number of transactions pertaining to electronic commerce intermediary service providers and electronic commerce service providers. Depending on our annual Net Transaction Volume and number of transactions, the scope of our obligations under the E-Commerce Law and the E-Commerce Regulation may be subject to change, which may materially affect our business. Hepsiburada’s Net Transaction Volume is currently below the TRY 98,851.5 million threshold.

The provisions of the amendments to the E-Commerce Law and the E-Commerce Regulation introduced in 2022 that are most likely to be directly relevant to the Company include the following:

●	limits on the total amount of advertising and marketing expenditures and customer discounts with the goal to prevent e-commerce platforms from gaining an asymmetric market share through excessive discounts and excessive marketing by using disproportionate economic power. This provision went into effect on January 1, 2023. In 2023, we were not subject to any restrictions with respect to advertisement and discount budgets as our Net Transaction Volume in 2022 did not exceed TRY 45 billion. In 2024, we continue not to be subject to any restrictions with respect to advertisement and discount budgets, since we are below the threshold applicable in 2024 of TRY 98,851.5 million. If our Net Transaction Volume exceeds the threshold for the relevant period and we become subject to advertisement and discount budget restrictions in the upcoming years, we may have to limit our advertisement and discount expenditures, which could directly or indirectly have an adverse impact on our business.
●	restrictions on engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing activities within a platform and the provision of last-mile delivery services to third parties. This provision went into effect on January 1, 2024. Similarly to the above, we are not subject to restrictions concerning the provision of payments and financial services and last-mile delivery services to third parties as the restrictions apply only to companies whose Net Transaction Volume exceeds TRY 197,703 million. It is expected that the applicable threshold will be adjusted every year, and our Net Transaction Volume will need to be assessed on an annual basis.
●	a ban on the sale of private label products for all e-commerce companies on their own platforms. This provision went into effect on January 1, 2024. We have continued our private label business in the fashion category outside of Türkiye as part of our HepsiGlobal operations, which are not quantitatively material to the Company. We are also considering selling our private label products on other platforms in Türkiye.

●	a prohibition on unfair commercial practices in electronic commerce. Examples of unfair commercial practices under the E-Commerce Law include failing to make payment to the seller within the time specified in the E-Commerce Law, forcing the seller to sell goods or services with special offers, failing to determine the conditions of the commercial relationship with the seller through an intermediation contract and/or making unilateral amendments to such contract to the detriment of the seller, charging a fee from the seller when no service is provided or the type of service provided and the amount/rate of the service fee is not specified in the intermediation contract and, suspending or terminating the service provided to the seller in the absence of any objective criteria in the intermediation contract. In addition, Article 11(6) of the E-Commerce Regulation lists additional practices which would only constitute unfair commercial practices for large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). These provisions went into effect on January 1, 2023. We believe that our practices are currently in compliance with these provisions. In the future, in case of amendments to these provisions or emergence of certain common practices in the market as a result of application of these provisions or due to the decisions of judicial or regulatory authorities regarding these regulations or their interpretation, we may need to adjust our operations.
●	a requirement to include mandatory elements of intermediation contracts concluded between electronic commerce intermediary service providers and electronic commerce service providers. The E-Commerce Regulation provides for additional mandatory elements for the intermediation contracts of medium, large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). These provisions went into effect on January 1, 2023. The relevant provisions of intermediation contracts concluded before January 1, 2023, that were not amended to comply with the E-Commerce Regulation within six months are invalid. We believe we made the necessary amendments to our contracts in a timely fashion to ensure compliance with these provisions.
●	a new obligation for electronic commerce intermediary service providers operating in Türkiye whose Net Transaction Volume is over TRY 32,950.5 million in a calendar year and the number of transactions (excluding cancellations and returns) is over one hundred thousand, to obtain and annually renew an e-commerce license upon payment of a license fee. The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Volume derived from within Türkiye for the prior calendar year such that the effective license fee applied would be the sum of progressively higher proportions of the electronic commerce intermediary service provider’s Net Transaction Volume exceeding the thresholds specified in the E-Commerce Law. Where the Net Transaction Volume is between TRY 32,950.5 million and TRY 65,901 million, the license fee is calculated as the three per ten thousand of the amount exceeding TRY 32,950.5 million. In case Net Transaction Volume is between TRY 65,901 million and TRY 98,851.5 million, the license fee is the sum of the above amount, plus five per thousand of the part exceeding TRY 65,901 million. For example, a Net Transaction Volume of TRY 75 billion in 2023 would have yielded a license fee of TRY 55.4 million, being the sum of the three per ten thousand of the differential between TRY 32,950.5 million and TRY 65,901.0 million, and five per thousand of the TRY 9,099.0 million excess over TRY 65,901.0 million. This provision goes into effect on January 1, 2025. In line with the above, if our Net Transaction Volume stays above TRY 32,950.5 million (which we believe will be the case) and the number of our transactions (excluding cancellations and returns) stays over one hundred thousand until January 1, 2025, we will be subject to the obligation to obtain an e-commerce license and pay the relevant fee. The license fee will materially increase if our Net Transaction Volume passes the threshold of TRY 98,851.5 million.

In September 2022, the Turkish opposition party appealed to the Constitutional Court for the cancellation of certain provisions of the E-Commerce Law. On July 13, 2023, the Constitutional Court rejected the appeal, ruling that the provisions of the E-Commerce Law were constitutional. In addition, the Council of State appealed to the Constitutional Court for the cancellation of different provisions of the E-Commerce Law. On February 1, 2024, the Constitutional Court rejected this appeal once again, ruling that the relevant provisions of the E-Commerce Law were constitutional.

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

In the future, the Company may face more stringent restrictions and higher compliance costs if we grow at a faster pace, which could have a material adverse effect on our competitiveness and on our business, financial condition and/or results of operations. For more detail on regulatory changes, see Item 4.B. “Information on the Company—Business Overview—Regulatory Overview.”

Risks Relating to Ownership of our ADSs

Our Founder and chairwoman has significant influence and voting control and, as a principal shareholder, her interests might conflict with or differ from your interests as a shareholder.

As of December 31, 2023, our Founder beneficially owned all of our issued Class A shares and 10.6% of our Class B ordinary shares, representing 71.5% of the voting power of all of our issued and outstanding Class A shares and Class B ordinary shares when considered together as a single class. As a result, our Founder has a continuing ability to effectively control our affairs, including with respect to the nomination and election of directors, payment of dividends and consummation of significant corporate transactions.

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

Our Class A shares have fifteen votes per share and our Class B ordinary shares have one vote per share. As of December 31, 2023, our Founder beneficially owned all of our issued Class A shares and 10.6% of our issued and outstanding Class B ordinary shares, representing 71.5% of the voting power of all of our Class A shares and Class B ordinary shares when considered together as a single class.

Because of the fifteen-to-one voting ratio between our Class A and Class B ordinary shares, holders of our Class A shares (the “Class A Shareholders”), which, as of December 31, 2023, only includes our Founder, will continue to control a majority of the combined voting power of our ordinary shares, and therefore will have the ability to control the management and affairs of our company and materially all matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or its assets, so long as the Class A Shareholders hold the majority of the voting rights at any general assembly of shareholders. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and certain other requirements of the Sarbanes-Oxley Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. We would cease to be a foreign private issuer at such time if (i) more than 50% of our outstanding voting securities are held by U.S. residents and (ii) any of the following three circumstances applies: (1) the majority of our executive officers or members of our board of directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States. If we lose our foreign private issuer status on that date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2025, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of the IPO occurs, being December 31, 2026; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ADSs that are held by nonaffiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we will be required to comply with additional disclosure and accounting requirements. In addition, management time and attention, as well as the engagement of our auditors and/or other consultants, will be required in order for us to prepare to comply with the increased disclosure and accounting standards required of companies who are not emerging growth companies, most notably compliance with Section 404 of the Sarbanes-Oxley Act and related auditor attestation requirements.

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

These and other factors might cause the market price of our ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our ADSs could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. For example, we were named as a defendant in certain purported shareholder class action lawsuits, which have been settled. See Item 8.A. “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We may be involved in future litigation which may have a material adverse effect on our financial condition and results of operations.

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

Dividends may also be subject to limitations in the terms of our credit facility arrangements and any dividends paid may provide our lenders with the right to accelerate outstanding amounts thereunder or result in an event of default. See “—Changes in our share ownership could result in our inability to draw loans or cause acceleration or events of default under our indebtedness.”

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

On April 24, 2023, the board of directors adopted revisions to our Incentive Plan (as defined under Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan”), which were subsequently approved at the Company’s general assembly, pursuant to which grants may be made to a larger pool of Plan Participants (as defined under Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan”). Certain Plan Participants have in the past been granted and will in the future be granted awards of restricted stock units and performance stock units. In the near term, some Plan Participants will be delivered Class B ordinary shares following the vesting of restricted stock unit and performance stock unit awards that were conditional on meeting specified conditions. For more information about our Incentive Plan, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan.” and Note 27 audited consolidated financial statements included elsewhere in this annual report.

We may not maintain our listing on Nasdaq which could limit investors’ ability to make transactions in our ADSs and subject us to additional trading restrictions.

Our ADSs are listed on Nasdaq. We cannot assure you that our ADSs will continue to be listed on Nasdaq in the future. In order to continue listing our ADSs on Nasdaq, we must maintain certain financial, distribution and share price levels, including that our ADSs cannot have a bid price of less than US$1.00. In 2023, the trading price of our ADSs ranged from US$0.61 to US$1.89 per ADS. On July 22, 2022, on November 3, 2022, and on March 22, 2023, we received written notices from the Listing Qualifications Department of Nasdaq indicating that the bid price for our ADSs had closed below the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the “Listing Rules”) for 30 consecutive trading days. Pursuant to Listing Rule 5810(c)(3)(A), we had 180 calendar days from the date of this notice, or January 18, 2023, May 2, 2023, and September 18, 2023, respectively, to regain compliance (by achieving the minimum bid requirement for 10 consecutive trading days), during which time the ADSs would continue to trade on the Nasdaq Global Select Market. We regained compliance with the minimum bid requirement on August 17, 2022, January 31, 2023, and April 6, 2023, respectively.

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

ITEM 4. INFORMATION ON THE COMPANY

A.      History and Development of the Company

Corporate Information

We were incorporated in İstanbul, Türkiye as a joint stock company on April 11, 2000, under the Turkish Commercial Code as D-MARKET Elektronik Hizmetler ve Ticaret A.Ş. and we operate primarily under our “Hepsiburada” brand name.

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

In 2000, we became the first e-commerce platform in Türkiye to collect customers’ reviews, which enabled us to pursue a more customer-oriented approach. Although our story began with a focus on the sale of electronic devices, starting in 2010, we increased our offerings of non-electronic products (still through our 1P-based Direct Sales model). We started widening the range of products we offer by not only introducing new categories such as home textile, cosmetics and gardening, but also by increasing product range in non-electronic categories such as fast moving consumer goods (FMCG), fashion and home and garden. See Item 4.B. “—Business Overview—Our Business.” In the same year, we introduced the first “one click shopping” feature in Türkiye by becoming the first on-site audited and Payment Card Industry Data Security Standard (PCI DSS) certified firm in the Turkish e-commerce market.

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

We launched Hepsiburada Market (formerly known as HepsiExpress) and HepsiGlobal (only for inbound sales, i.e., from other countries into Türkiye) in 2020. In the same year, we also launched HepsiLojistik while expanding our logistics infrastructure with five new fulfillment centers in the provinces of Ankara, İzmir, Adana, Diyarbakır and Erzurum. In 2020, we also became the first shipment and sourcing partner of Apple products in Türkiye, which enables us to directly source Apple products and sell them online to our customers. This strategic partnership was followed by agreements with other leading global and local brands, suppliers and banks.

In 2021, we acquired the requisite travel agency license to launch Hepsiburada Seyahat (formerly known as HepsiFly) and began our efforts to leverage our online platform for enhanced advertisement capabilities by launching HepsiAd. In June 2021, we launched Hepsipay Cüzdanım (Hepsipay Wallet), an embedded digital wallet product on the Hepsiburada platform and also completed expansion of HepsiJet services across the 81 cities in Türkiye. Furthermore, HepsiJet rolled-out its two-man cargo handling service called HepsiJet XL, in 13 cities. As of December 31, 2023, we had nine fulfillment centers.

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

In July 2022, we marked a first-in-the-market by introducing Türkiye’s first new generation smart physical store, Hepsiburada Smart Store. In Hepsiburada Smart Store, all shopping-related transactions are carried out using artificial intelligence, image processing and digital weight sensor technologies for an easy and convenient shopping experience. As of the date of this annual report, our Hepsiburada Smart Store project has been put on hold indefinitely while management focuses on other projects.

In July 2022, we also launched our paid subscription service, Hepsiburada Premium, replacing our earlier loyalty club. Hepsiburada Premium subscribers have access to a range of benefits.

In March 2023, we initiated a two - year program to support the development of e - commerce capabilities of merchants and women entrepreneurs based in the southeastern region of Türkiye affected by the earthquakes which occurred on February 6, 2023.

In January 2024, we granted our first consumer finance loan through Hepsifinans.

As of the date of this annual report, the principal market in which we operate is Türkiye and for the years ended December 31, 2023, 2022 and 2021, respectively, almost all of our revenue was generated from our e-commerce operations performed in Türkiye.

The operations of two subsidiaries, Altıncı Cadde Elektronik Ticaret A.Ş. (“Altıncı Cadde”) and Evimiz Dekorasyon İnternet Hizmetleri ve Danışmanlık Ticaret A.Ş. (“Evimiz”), were ended in 2018 and 2019, respectively, and the two entities were subsequently merged into our wholly owned subsidiary, D-Fast, in August 2021. Further, on March 31, 2024, the operations of Hepsiburada’s complementary travel agency business, Hepsiburada Seyahat, were discontinued. Any tickets sold prior to the discontinuance will remain valid and Hepsiburada will remain at the service of such ticketholders.

On July 28, 2023, Hepsiburada established a wholly owned subsidiary in the Netherlands under the trade name Hepsiburada Global B.V. The aggregate issued share capital of Hepsiburada Global B.V. is  €1 million, of which €100,000 was paid in on October 26, 2023.

On March 29, 2024, Hepsiburada established a wholly owned subsidiary in Türkiye under the trade name Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş. The aggregate issued share capital of Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş. is TRY 5.0 million which was paid in full on March 29, 2024.

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

We believe we are one of the leading commerce platforms in Türkiye and as of December 31, 2023, we connected over 63 million members, 11.9 million Active Customers and approximately 101.5 thousand Active Merchants. As of December 31, 2023, we had over 230.4 million SKUs, including variants (color, size, etc.) across 30 different product categories offered through a hybrid model combining a first-party Direct Sales model (1P model) and a third-party Marketplace model (3P model). We believe we offer a compelling value proposition, both for our customers and our merchants, including via our customer loyalty program, Hepsiburada Premium, our last-mile delivery and fulfillment services and diverse payment and affordability solutions.

Founded in 2000, Hepsiburada has been one of the early pioneers of digitalization of commerce in Türkiye and has become a household brand in the country. Our brand, which corresponds to “Everything is Here”, is synonymous with a seamless online shopping experience and benefits from very strong brand awareness, with Hepsiburada scoring 100% for aided brand awareness according to a FutureBright Research Brand Health Report in 2023 commissioned by Hepsiburada. Additionally, our brand had a market leading net promoter score (“NPS”) of 72 for the year ended December 31, 2023, according to the market research conducted by FutureBright on our behalf.

The three pillars of our business culture are:

●	our customers;
●	innovation through entrepreneurship; and
●	social consciousness.

Our aim is for customers of Hepsiburada to come to the platform and be able to do the following:

●	Hepsiburada: Shop a wide range of products online;
●	Hepsiburada Market: Order groceries and essentials on-demand with slotted delivery options in a localized experience through a multi-store model;
●	HepsiGlobal: Discover and purchase products from international merchants online in Türkiye and enable customers in the Azerbaijani and Ukrainian markets to access products sold by merchants in Türkiye; and
●	Hepsipay: Benefit from Hepsipay Wallet, its BNPL product, prepaid card, and other payment and lending solutions, while still accessing payment options, such as debit and credit cards.

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

Since the launch of our Marketplace in 2015, Hepsiburada has become a trustworthy partner for merchants in Türkiye by providing access to over 63 million members and 11.9 million Active Customers (as of December 31, 2023) and comprehensive end-to-end solutions to empower merchants to thrive digitally. In 2023, our 3P-based Marketplace model accounted for approximately 67% of our GMV, following the successful transformation of Hepsiburada from a 1P-based Direct Sales only business to its current hybrid 1P and 3P-based model. Our aim is for Hepsiburada’s merchants to enjoy a seamless set of end-to-end e-commerce solutions which include our last-mile delivery services including oversized products delivery under HepsiJet, our fulfillment options under HepsiLojistik, affordability solutions for our consumers under Hepsipay and our advertising solutions under HepsiAd.

We believe powerful network effects are created by our leading brand, hybrid commerce model rooted in a unified 1P and 3P-based catalogue, and strong customer and merchant value propositions. Our expanding selection of products and services, as well as price competitiveness, has allowed us to attract an Active Customer base of 11.9 million in 2023 (compared to 12.2 million in 2022 and 11.3 million in 2021) and increase the frequency of orders on our platform to 9.5 in 2023, up from 6.6 in 2022 and 4.7 in 2021, which in turn draws more merchants and further enhances our customer value proposition. In addition, our proprietary data and insights collected over more than 20 years enable us to understand the needs of our customers and merchants and help us develop new services, and continuously innovate and strengthen our value proposition, reinforcing the network effect.

Our large, fast and scalable logistics network has been critical to our success and we have been continuously focusing on improving our logistics capabilities and offerings. We have a robust operational footprint enabling fast delivery and merchant integration. As of December 2023, we operate:

●	a nationwide infrastructure including nine fulfillment centers in strategic locations that encompass a total area of more than 162 thousand square meters;
●	one of the largest logistics companies in Türkiye, HepsiJet, with an on-time delivery performance of 94.7% in 2023, operating in 81 cities with 213 cross-docks; and
●	a pick-up & drop-off (PUDO) network through HepsiMat, with 6,046 parcel lockers and pick-up points in partnership with gas stations, distributor networks of other retailers and service points of other delivery companies.

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

Our revenues increased by 34.3% to TRY 35.6 billion in the year ended December 31, 2023, from TRY 26.5  billion in the year ended December 31, 2022, and our total GMV increased by 31.1% to TRY 116.5 billion in the year ended December 31, 2023, from TRY 88.9 billion in the year ended December 31, 2022, fueled by increased order frequency, greater customer loyalty and a pool of Active Customers of 11.9 million as of December 31, 2023, with a compound annual growth rate (“CAGR”) of 2.9% from 2021 to 2023. For the year ended December 31, 2023, our net income increased by TRY 4,866.2 million to TRY 75.5 million from a net loss of TRY 4,790.7 million for the year ended December 31, 2022. We had net cash provided by operating activities of TRY 5,019.1 million, TRY 706.8 million and negative TRY 47.4 million for fiscal years 2023, 2022 and 2021, respectively, while Free Cash Flow for the same periods was TRY 3,873.0 million, negative TRY 685.5 million and negative TRY 688.0 million.

Industry Overview

The Turkish e-commerce market has developed over the last twenty-five years with the adoption of online sales channels by traditional brick-and-mortar merchants, the establishment of new local e-commerce businesses, and the entrance of global e-commerce companies through organic growth or acquisitions. Based on the announcement on February 27, 2024, published by the Turkish Ministry of Trade through the Electronic Commerce Information System, ETBİS, regarding thresholds defined in the E-commerce Law, we understand that the e-commerce sector in Türkiye grew by 119.67% in 2023. ETBİS has not yet announced any further details on the underlying factors of the growth in 2023.  The most recent detailed information published by ETBİS covers growth performance for the first six months of the year. Accordingly, the e-commerce sector in Türkiye accounted for 19.1% of total retail as of first half of 2023. The size of the e-commerce market in Türkiye increased by 109.7% in the first six months of 2023 compared to the same period in 2022 and reached TRY 652.7 billion in nominal terms. In particular, the online retail market grew by 119%, attaining a market size of TRY 390 billion. The growth of the e-commerce sector in Türkiye in the first half of 2023 was mainly attributable to: (i) an increase in the number of orders by 20% to 2,556 million in the first six months of 2023 from 2,131 million in the first half of 2022, (ii) a 68% increase in the average order value to TRY 255 in the first half of 2023 from TRY 152 in the first half of 2022 for all payments in nominal terms, (iii) a 74% increase in average order value to TRY 412 in the first half of 2023 from TRY 273 in the first half of 2022 for credit card payments in nominal terms, and (iv) high year-over-year spending increase in the top two categories of online e-commerce volume including fashion (145% growth in the first half of 2023 compared to 126% in the first half of 2022), and domestic appliances (130% growth in the first half of 2023 compared to 95% in the first half of 2022).

The strong historical and projected growth of the e-commerce sector in Türkiye is underpinned by: (1) a nationwide internet infrastructure with 87% internet penetration among the population between the ages of 16 and 74 in 2023, according to Turkstat, (2) high credit and debit card usage with 138% credit card penetration and 222% debit card penetration in 2023 according to BKM (where penetration is calculated by dividing the number of credit and debit cards, respectively, by the population of Türkiye) (3) well-established logistics infrastructure with high quality highways, railway networks, airports and seaports enabling nationwide delivery of orders, (4) an increase in the penetration rate of home internet access to 95.5% in 2023 from 94.1% in 2022, and (5) an increase in individuals purchasing or ordering goods or services for private use online to 49.5% in 2023 from 46.2% in 2022, according to Information and Communication Technologies Authority, ICTA.

Hepsiburada was among the first e-commerce businesses in Türkiye, starting operations in 2000. Since then, in the Company’s estimate, Hepsiburada has grown to become one of the leading players in the market, while its competitors either adopted alternative business models or were acquired. For example, Gittigidiyor was launched in 2001 and was subsequently acquired by eBay in 2011.

Hepsiburada’s main e-commerce competitors in Türkiye include Trendyol, Amazon and N11. Trendyol was founded in 2010, initially as an online fashion web-store, but after Alibaba acquired a majority stake in the company in 2018, it has increasingly focused on expanding its product offering across a broader set of categories, including regular marketplace categories as well as food and grocery deliveries via quick commerce. In August 2021, Trendyol completed a round of fundraising activity. Amazon entered the Turkish market in 2018 and remains focused on implementing its global model. N11 (initially owned by SK Group) has operated a competing marketplace business model since its launch in 2012. In 2022, Getir, a Türkiye-based quick delivery player, became a shareholder of N11 and subsequently became the sole owner in 2023. Following this acquisition, N11 launched “N11 Çabuk” in 2024, a quick-commerce service made utilizing Getir’s micro warehouses with limited retail assortment and solely available in İstanbul. Also in 2022, eBay shut down its Gittigidiyor operations in Türkiye. There are also several small-sized marketplaces such as Pasaj (of Turkcell), Her Şey Yanımda (of Vodafone) and Pazarama (of İşbank) serving the Turkish e-commerce retail market. The majority of the Turkish retail market, however, remains offline, which means that we continue to compete with offline retailers and omni-channel retailers for business.

The competitive landscape in the financial services sector in Türkiye is fragmented. Different companies are specialized in payments services, consumer financing, digital banking etc. While banks in the market are strategic partners for both Hepsiburada and Hepsipay, they also are competitors to Hepsipay and Hepsifinans with different capacities. Hepsipay’s direct competitors include (i) wallet solutions of banks and payment service providers such as Masterpass, GarantiPay, WorldPay, Jüzdan, (ii) wallet solutions of telecommunications operators such as Paycell, Vodafone Pay and TT Ödeme, (iii) solutions-by-payment companies such as İyzico, Papara and Param, and (iv) direct payments with credit cards or debit cards. The financial services sector also includes more specialized consumer finance companies in the market focusing on auto loans, so Hepsifinans primarily competes with banks in the financial services sector. However, there are emerging competitors such as Kredim that focus purely on point of sale lending other than auto loans.

Our Strategy

At Hepsiburada, our vision is to lead the digitalization of commerce and our mission is to be the reliable, innovative, sincere companion in people’s daily lives whereby each member of our community feels ‘I’m so happy to have Hepsiburada’.

To achieve this, since 2023, we have pursued a strategic plan built on the following four key priorities: a) nurturing loyalty, b) capitalizing on clear differentiation with affordability and lending solutions as well as high service levels on the platform and superior delivery services, c) promoting profitability by focusing on core operations, growth in non-electronic categories and a step change in operating expenses and d) offering payment, lending and last-mile delivery services to third parties. Our aim is to build on these priorities in 2024. The discussion below elaborates on each of these priorities.

Nurturing loyalty

Our priority is to nurture customer loyalty within our core commerce operations. Central to this priority is our loyalty program, Hepsiburada Premium, given the higher frequency use of its members. Launched in July 2022, the program offers a wide range of benefits including free delivery, cashback, and free access to an on-demand streaming service in exchange for a fixed monthly fee. See “—Customers—Hepsiburada Premium.” Hepsiburada Premium members tend to shop more often on our platform. In December 2023, Hepsiburada Premium monthly order frequency was 1.48 times the frequency those customers had generated before joining the program. One of our targets is to continue expanding this base of Hepsiburada Premium members throughout 2024 with enhanced offerings and partnerships. These members numbered 2.4 million as of March 15, 2024. Our aim is to provide an exceptional customer experience on our platform that will keep our customers coming back.

Capitalizing on our clear differentiation with affordability and lending solutions as well as high service levels on the platform and superior delivery services

We are focused on leveraging our sustainable differentiators within our core commerce operations to remain ahead of the competition. These differentiators include our ability to offer a range of payment services and solutions such as payment with multiple credit cards, installment payments, instant shopping loans, and buy-now-pay-later services with Hepsipay. We believe these options provide our customers greater flexibility and convenience. As of December 31, 2023, we were the only e-commerce player in Türkiye with a payment services license and we were the first in the market to launch a “Buy-Now-Pay-Later” solution. Additionally, our last-mile delivery services through HepsiJet, enable us to provide our customers fast and reliable delivery across our extensive network of 81 cities, and with 3,187 carriers. By focusing on these sustainable differentiators, we aim to deliver a high quality customer service to our customers, thereby maintaining our competitive edge in the market. One of our targets is to build on HepsiJet’s integral role in our logistics ecosystem and excel in providing fast delivery and outstanding customer experience throughout 2024. Additionally, we aim to solidify our position as an e-commerce player providing a wide range of payment and lending solutions in 2024.

Promoting profitability by focusing on core operations

Another key focus during 2023 was the promotion of profitability through a prioritized approach to core commercial operations in parallel with a considerable reduction in operational expenses (opex) as a percentage of GMV. In order to generate growth in our core platform operations, our approach is to increase our wallet share of the retail sector in Türkiye. In doing so, we have a particular focus on increasing our sales in non-electronic categories. In terms of operating expenses, we aim to adopt a Company-wide frugal approach, including for our subsidiaries. Our plan also includes automating several business processes and actions to optimize our operations, which is also expected to contribute to higher efficiency. We will consider stepping back from any business as we analyze its contribution to our overall performance should we consider it dilutive of our profitability target levels. Meanwhile, we believe a continued investment in our platform technology, particularly in search and navigation capabilities, as well as our merchant app remain essential to improving our service level. Overall, our focus on improving profitability through core commercial operations and reducing operational expenses is designed to promote the long-term sustainability and success of our business. In 2023, we delivered a significant improvement in our profitability margins and performance. In 2024, we aim to generate a higher EBITDA margin through our operations by building on profitability milestones achieved to date.

Offering payment, lending and last-mile services to third parties

We offer our payment services, lending solutions, and last-mile delivery services to other retailers. This priority is based on the potential for us to leverage the assets of Hepsipay and HepsiJet and increase their revenue contribution to our group. Externalizing these services has facilitated and is expected to continue to facilitate economies of scale and improved operational efficiency, as well as establishing market share in new businesses and advancing the digitalization of commerce in Türkiye. Through Hepsipay and Hepsifinans, our aim is to be able to serve the overall e-commerce industry in Türkiye and equip retailers with convenient payment methods and attractive affordability solutions, thereby creating incremental sales for them. After launch in July 2023, Hepsipay’s one-click check-out (Pay with Hepsipay) offering has been successfully integrated into the online check out of several Turkish retailers. Through this offering, Hepsipay has gained a share of these retailers’ online sales by enabling payment with cards stored on Hepsipay wallet. We believe that the envisaged growth in one-click check-out integrations will become instrumental in Hepsipay’s off-platform expansion. Through HepsiJet, we aim to serve the overall e-commerce industry in Türkiye with high quality last-mile delivery services and a two-man handling delivery service for oversized products.

Overall, we believe that executing on these priorities will facilitate further sustainable growth, drive margin improvement, and lead us into operational profitability. And as we execute, we intend to remain flexible enough to take any action required in response to macroeconomic volatility or change in market conditions.

Our Business

We operate on a hybrid business model which combines 3P and 1P models. Our core business, sales of products on our online platform, is primarily run on the “3P” or “third-party” model marketplace (the “Marketplace”) that we launched in late 2015 (see “—Marketplace”). Alongside the Marketplace, we list and sell products on our platform where “Hepsiburada” is the seller also known as “1P” or “first party” model, where suppliers (vendors) directly sell products to us on a wholesale basis, and we then store and sell such products to customers (“Direct Sales”) (see “—Direct Sales”). For the year ended December 31, 2023, we generated TRY 116.5 billion GMV of which 3P accounted for approximately 66.9%. For the year ended December 31, 2023, we generated a total of TRY 35.6 billion in revenue, up from TRY 26.5 billion and TRY 24.8 billion for the years ended December 31, 2022 and 2021, respectively. Of our total revenues for the year ended December 31, 2023, TRY 26.4 billion (74.1% of total revenue) were derived from Direct Sales, TRY 4.5 billion (12.6% of total revenue) from Marketplace sales, TRY 3.6 billion (10.2% of total revenue) from delivery services and TRY 1.1 million (3.1% of total revenue) from other services, compared to TRY 20.7 billion and TRY 20.1 billion from Direct Sales, TRY 2.8 billion and TRY 2.0 billion from Marketplace sales, TRY 2.5 billion and TRY 2.4 billion from delivery services and TRY 0.5 million and TRY 0.3 million from other services, in the years ended December 31, 2022 and 2021, respectively.

We believe we are one of the leading commerce platforms in Türkiye, with 100% aided brand awareness in 2023 (source: FutureBright Research Brand Health Report). Through our website and shopping app, as of December 31, 2023, we brought together over 63 million members, 11.9 million Active Customers and approximately 101.5 thousand Active Merchants. In 2023, we had 320 million average monthly visits and as of December 31, 2023, offered a wide selection of over 230.4 million SKUs across 30 different product categories, combining 1P and 3P models. This is all enabled by our logistics network, which is one of the largest, fastest and most reliable in Türkiye supported by in-house last-mile delivery capabilities and a platform built on proprietary technology.

Marketplace

Overview

Our Marketplace enables us to connect users seeking to buy products with merchants offering a wide assortment of products. In our Marketplace, merchants who register on our online platform set up their own stores, list and sell their products. As of December 31, 2023, we had approximately 101.5 thousand Active Merchants operating in our Marketplace. As of December 31, 2023, 2022 and 2021, our Marketplace GMV represented approximately 66.9%, 66.7% and 68.0% of our total GMV, respectively.

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

Merchants

We classify legal entities setting up their own stores, listing their products and selling through our marketplace platform as merchants, and further classify them as Active Merchants as described above. As of December 31, 2023, 2022 and 2021 we had approximately 101.5 thousand, 99.7 thousand and 75.0 thousand Active Merchants, respectively. As of December 31, 2023, of our approximately 101.5 thousand Active Merchants, approximately 99.1 thousand were small and medium enterprises (“SMEs”) and the remaining approximately 2.4 thousand Active Merchants we consider to be key account merchants. Key account merchants are those that enable us to provide products from top brands at high volumes and quality, while SMEs provide us with product assortment and variety.

Under our merchant agreements, we collect payment from customers on behalf of our merchants, which is then payable by us to our merchants after deducting relevant commissions, fees and other charges within up to 28 calendar days following product delivery in 2023. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Merchants may also elect to finance the amount payable by using our supplier and merchant financing services to receive payment in a shorter timeframe. See “—Supplier and Merchant Financing.”

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

We have taken steps to support women entrepreneurs in our Marketplace since 2017, and followed separate procedures, our Technology Empowerment for Women Entrepreneurs program, for legal entities with 51% or more ownership held by women to incentivize and promote participation and success. These incentives include, among others, (i) free online trainings, (ii) free studio shoots for marketing materials, and (iii) discounted rates and digital advertisement support on our platform. Since the launch of our Technology Empowerment for Women Entrepreneurs program, we have reached over 50 thousand woman entrepreneurs from all across Türkiye (as of December 31, 2023) enabling more than 38,157 entities within the program to make sales through our platform. As of December 31, 2023, more than 51 million products had been listed on our platform within this program. Our Technology Empowerment for Women Entrepreneurs program was awarded two national awards (Women Friendly Companies) in 2023. Our “Women Entrepreneurs Breaking Financial Difficulties Project”, which was launched in August 2021 and aims to facilitate easier access to funding alternatives for women entrepreneurs in collaboration with nine major banks in Türkiye, had helped arrange funding totaling over TRY 276.7 million as of the end of 2023.

We also support our merchants that are non-governmental organizations (NGOs) with benefits including free shipping and a fixed commission of 1% plus VAT indefinitely. As of December 31, 2023, we supported 85 of these NGOs.

Following the devastating earthquake disaster of February 2023, we mobilized our resources to various aid efforts, delivering urgent relief supplies to the victims. We continue to support the region with our technology, logistics, and sales and marketing power to get the local economy back on track. On March 6, 2023, we announced the launch of a two-year “Trade and Technology Empowerment for the Earthquake Region” program in order to contribute to the efforts of ensuring sustainable welfare in the earthquake region. With the program we pledged to support around ten thousand SMEs and merchants and over five thousand women entrepreneurs and women’s cooperatives, while boosting the region’s e-commerce and logistics capacity, shifting employment-enhancing services and activities to the region, and providing educational and social support to children and families. This program aims to boost regional GMV generation to TRY 10 billion in total over its duration. In the first 9 months of the program, active sellers in the earthquake region sold a total of 6.2 million products through 3.9 million orders and hence, generated a trade volume exceeding TRY 3 billion. We have established two of the planned three e-commerce specialization centers, enabling the growth and development of the regional e-commerce ecosystem.

In addition to our online platform, Marketplace merchants benefit from our “integrated ecosystem”, which provides the merchants with a wide range of end-to-end solutions, namely,

(i)	seamless last-mile delivery (i.e., HepsiJet), see “—Strategic Assets—HepsiJet”;
(ii)	fulfillment solutions (i.e., HepsiLojistik), see “—Business Overview—Order Fulfillment.”;
(iii)	supplier and merchant financing options, see “—Supplier and Merchant Financing”; and
(iv)	advanced targeting and onsite advertisement solutions (i.e., HepsiAd), see “—Business Overview—Advertising Solutions Through HepsiAd.”

In addition, merchants in our Marketplace have access to our “Merchant Portal,” which offers automated campaign management, a merchant support center, business intelligence and support, proprietary merchant store management, and online courses features as well as our merchant-specific application, Hepsiburada My Business Partner. See “—Merchant Portal and Application” below.

Merchant Portal and Application

Our merchant portal is an interface through which our merchants control their listings and pricings, manage orders and sales, manage campaigns, track receivables, and benefit from online training courses on how to use our platform and increase their e-commerce sales (through our training portal, HepsiAkademi). During 2023, over 233 thousand training sessions were completed at our academy on the merchant portal and we believe those training programs were instrumental in accelerating the integration of our merchants to our platform. Our merchant portal is designed to provide our merchants with a fast and efficient tool to manage their operations on our Marketplace to ensure an improved merchant experience and promote a highly engaged merchant base.

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

Direct Sales

We began our operations with 1P model Direct Sales in 2000. As of December 31, 2023, 2022 and 2021, Direct Sales represented 33.1%, 33.3% and 32.0% of our total GMV, respectively.

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

We generally engage cargo companies in Türkiye to provide long-haul transportation of products between our nine fulfillment centers and our 18 sorting (transfer) hubs on an annual basis, which is renewable for further periods. Like all products sold through our Marketplace, products sold through Direct Sales are fulfilled at our fulfillment centers or suppliers’ warehouses and channeled to the relevant sorting hubs. From our fulfillment centers, parcels are delivered to customers through our various last-mile delivery channels (i.e., HepsiJet and other cargo firms).

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

Suppliers

In our Direct Sales business, we benefit from long-lasting relationships (i.e., more than three years of business relationship with approximately 68% of our suppliers as of December 31, 2023) that we have built with a wide range of our suppliers, who are either owners or distributors of global and local brands. We source directly from owners or licencees of these brands. These relationships enable us to offer a differentiated selection of products, including private label and exclusive products. We make strategic procurements based on seasonality and competition. In addition, we enjoy direct procurement from key brands such as Apple, Casper, Oppo, Tefal, Rowenta, Eczacıbaşı, Spigen, Delta, Huawei Türkiye, Phillips, Vestel, Puma, Adidas and Mango, both for new launches and existing products, enabling us to offer high-demand products through our Direct Sales simultaneously with the original equipment manufacturers as well as the ability to partner to offer value-added services, such as trade-in options for Apple and Samsung products, among others, delivery by appointment for Vestel products and chat support from live agents from 55 well-known brands, including Colgate-Palmolive, Apple and L’Oréal.

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

As of December 31, 2023, there were over 230.4 million SKUs across 30 different product categories grouped under seven major domains on our platform. We categorize our GMV by domains. As of the date of this annual report, listings on our platform cover the following selection domains:

●	Mobile: This domain includes mobile phones.
●	Supermarket: This domain includes fast moving consumer goods (FMCG), health and beauty, pet shop, cosmetics and mother and baby products. Starting from 2023, this category also includes Hepsiburada Market. See “—Hepsiburada Market”
●	Appliances: This domain includes consumer electronics (TV), major domestic appliances (MDA) and small domestic appliances (SDA).
●	Home and Garden: This domain includes home textile, furniture, kitchenware, and home improvement products.
●	Technology: This domain includes computers, camera and automobile accessories and parts.
●	Fashion and Lifestyle: This domain includes apparel, shoes and bags, outdoor wear, sports equipment, watches, accessories, sunglasses, perfumery and jewelry.
●	Books and Hobbies: This domain includes books, toys, stationery, mobile devices accessories, consumer electronics (non-TV) gaming consoles, games, musical instruments, digital products such as sweepstakes and gamified lotteries, and more.

The following table sets forth our GMV breakdown by product domain for the year ended December 31, 2023:

	GMV
	(TRY billion)	% to total
Appliances	26.0	22.3%
Mobile	22.5	19.3%
Technology	19.5	16.8%
Supermarket	12.9	11.1%
Home and Garden	12.6	10.8%
Fashion and Lifestyle	11.9	10.2%
Books and Hobbies	9.6	8.2%
HepsiGlobal and Hepsiburada Seyahat	1.5	1.3%
Total	116.5	100.0%

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

Hepsiburada Market

Hepsiburada Market is an app-in-app initiative and on-demand delivery service focusing on delivering everyday needs for our customers with slotted delivery models. Starting from 2023, we monitor sales in Hepsiburada Market under the Supermarket domain.

Hepsiburada Market serves as a one-stop shop for the daily needs of our customers. Hepsiburada Market verticals include (i) groceries from major nationwide retail grocery chains, local independent stores and our Direct Sales for relevant products, (ii) water delivery from Türkiye’s major bottled water companies and (iii) flower delivery through a flower shop network in Istanbul (each of which we refer to as a “partner”). In the first quarter of 2024, Hepsiburada decided to discontinue the flower delivery offering as of the end of June 2024.

For its partners, Hepsiburada Market provides a unified delivery marketplace platform through a service model where Hepsiburada Market through its platform acts only as an intermediary and is not involved in any kind of operations except customer interaction (i.e., picking and delivery are done by the partner), having optimized its service model in 2022.

As of December 31, 2023, Hepsiburada Market was available in 77 cities through 64 partners from both leading national and regional retailers across roughly 1,963 stores.

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

As of December 31, 2023, 2022 and 2021, we had over 63 million, 55.6 million and 41.8 million members, respectively, and had 11.9 million, 12.2 million and 11.3 million Active Customers for each respective period.

For the year ended December 31, 2023, we had an NPS, an index ranging from (100) to 100 that measures the willingness of customers to recommend a company’s products or services to others, of 72 (according to the results of the market research conducted by FutureBright, a local research company, on behalf of Hepsiburada). Our NPS score was the highest in the Turkish e-commerce space, evidencing strong customer satisfaction on our platform.

Hepsiburada Premium

Hepsiburada Premium is a subscription-based loyalty program launched on July 1, 2022.  Hepsiburada Premium replaced our previous loyalty program “Loyalty Club” which had been in place since August 2020. All memberships in Loyalty Club were canceled in line with the Loyalty Club’s rules in October 2022 and the program was dissolved.

Hepsiburada Premium members have access to a range of benefits including but not limited to free delivery, free same-day and next-day delivery, 3% cashback (with a ceiling of TRY 20 per order) and subscription to a paid-TV channel called BluTV for a monthly subscription fee TRY 29.90 as of the date of this annual report. An annual membership option was also introduced on November 10, 2023. As of December 31, 2023, we had 2.2 million Hepsiburada Premium members and by March 15, 2024, this number had reached around 2.4 million.

We value this program for its higher engagement and order frequency generated among its members. Our data in the fourth quarter of 2023 indicated that Premium customers’ monthly order frequency was 1.4 times the frequency they generated before joining the program.

In January 2024, we launched a Hepsiburada Premium co-branded credit card with one of the leading banks of Türkiye, Yapı Kredi Bank, which offers its users attractive benefits.

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

Customer Payment Methods

Customers can pay for their purchases on our platform through the Hepsipay payment gateway with their Hepsipay e-money account, with loyalty points accumulated in their Hepsipay Wallet, with their Hepsipay prepaid card, with their credit card (either stored in their wallet or via an instant new card entry), with loyalty points accumulated under their affiliated credit card program, with their debit card (either stored in their wallet or via an instant new card entry), with the buy-now-pay-later option, with an instant point-of-sale (shopping) loan through banks and Hepsifinans, in addition to having the option to pay by wire-money-transfer, instant money-transfer (enabling transfers through the interfaces of selected banks), or digital wallets of selected banks. Furthermore, customers are able to pay via multiple credit cards in case their credit limits are insufficient to place an order with a single credit card.

Customers have four different methods to make their purchases in installments; installments through their credit cards (which can be with or without interest depending on the basket size and number of installments), buy-now-pay-later, instant point-of-sale loans and general purpose loans. From time to time, we offer a “buy now start paying in 2 or 3 months” feature as an additional payment deferral option for credit cards (supported by most of our partner banks). Instant shopping loans at point of sale and general purpose loans through Hepsipay are provided through integrations with several leading banks. Customers also have the option to spend their general purpose loans outside of the Hepsiburada platform by applying the loans to top up their e-wallets and using the balance on their Hepsipay prepaid card. Depending on the payment method, and the campaign period in the year, the customer might bear the cost of a payment deferral or might be provided an interest free deferral option.

In order to provide instant shopping loans at point of sale, we act as the intermediary between leading Turkish banks that we have agreements with and the customers. Using this facility, customers instantly apply for general purpose (consumer) loans on our payment screen and once the bank approves lending, an amount equal to the purchase price of the relevant product is transferred to our accounts and our customers’ orders are placed. In 2023, this method was available only for baskets between TRY 500 and TRY 100,000 (increased to TRY 150,000 in 2024) and up to a maturity of 36 months (lower in some categories where regulations limit the number of installments). Minimum and maximum limits vary depending on the bank. We receive a commission based on the amount of the loan from the banks once the loan is drawn by our customers.

Buy-now-pay-later is the first in market offering by Hepsiburada as a deferred payment facility. Hepsiburada promotes this offering under the “Hepsiburada Limit” brand. Once the customer applies for his/her Hepsiburada dedicated BNPL limit, the limit is calculated by using the scorecards that leverage both the retail shopping behavior of the customer at Hepsiburada, as well as the financial credit history of the customer at the Credit Bureau (KKB). The credit scorecards and policies are developed by our credit intelligence team in our financial services group, and are continuously enhanced as we collect new data from BNPL borrowers. We have also developed a partnership with one of the leading financial services groups in the market to leverage its customer credit behavior and credit scorecard development know-how. Customers can select to pay in up to 12 installments (lower in some categories where regulations limit the number of installments). Installments are automatically collected from the selected credit or debit card of the customer.

Platform

Our online platform can be accessed via our website and our mobile applications providing our users constant real time access to our unified catalogue and tools at any time and in any place. All of our access channels offer the same listings ensuring a consistent offering and user experience.

Our users can browse and search within our catalogue and retrieve specific listings without having to register for an account. We aim to offer our users a simple and precise searching and browsing experience. Our users are able to access a product’s details by (i) browsing from the content categories menu placed on top of the main page or the opening screen in mobile applications and then refining the search with further filtering options, (ii) conducting text searches in the header menu, (iii) conducting detailed searches within each category, (iv) scanning the specific barcode of the product through our mobile application, (v) taking and/or uploading a picture of the product through our mobile application, and (vi) using speech-to-text feature to search products on our mobile app. From December 1, 2023 to December 30, 2023, we received approximately 998 thousand distinct queries on our search engine on a daily average basis compared to 992 thousand during the same period in 2022.

For the years ended December 31, 2023, 2022 and 2021, we received 91%, 89% and 89%, respectively, of total user traffic through mobile access channels (mobile application and mobile website) with the remainder through the desktop website.

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

Below is a screenshot illustrating our website experience as of April 16, 2024 at www.hepsiburada.com.

VICTUS
OYUN
MACERANA BAŞLA
14. Nesil Intel® Core™ i7
işlemci ile güçlendirilmiştir
intel
CORE
i7
Hemen keşfet

Siparişlerim | Süper Fiyat, Süper Teklif | Yurt Dışından | Kampanyalar | Girişimci Kadınlar | Müşteri Hizmetleri | Hepsiburada Premium | Hepsiburada'da Satıcı Ol

hepsiburada
Premium'u keşfet

Ürün, kategori veya marka ara | ARA

Konum
Ev

Giriş Yap
veya üye ol

0 Sepetim

Elektronik | Moda | Ev, Yaşam, Kırtasiye, Ofis | Oto, Bahçe, Yapı Market | Anne, Bebek, Oyuncak | Spor, Outdoor | Kozmetik, Kişisel Bakım | Süpermarket, Pet Shop | Kitap, Müzik, Film, Hobi

Bugüne Özel | Kampanyalar | Kaçırılmayacak Fiyatlar | Teknolojik Fırsatlar | Ayrıcalıklar

Çocukların çok sevdiği

birbirinden güzel hediyeler

Alışverişe başla

Nisana özel
ÇOCUK
şenliği
Kartsız
taksitle
öde

Süper Fiyat, Süper Teklif Tümü >

SÜPER
FİYAT

Korkmaz Aqua 4 Parça Düdüklü Tencere Seti

Mim Life 3 Katlı Köşeli Banyo Rafı Çok Amaçlı Siyah Raf Ünite

Vestel 55QA9700 55" 139 Ekran Uydu Alıcılı 4K Ultra HD Android...

Toshiba 43UA3D63DT 43" 108 Ekran Uydu Alıcılı 4K Ultra HD Android...

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

In 2023, 91.3% of all sessions originated from mobile channels (i.e., mobile application and mobile website). For the years ended December 2023, 2022 and 2021, our mobile applications were downloaded 23.3 million, 32.8 million and 40.8 million times, respectively.

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

The delivery fee charged to a customer depends on the delivery method, product volume and transaction amount. As of December 31, 2023, delivery fees were waived for orders above TRY 200 (except mobile phones, tablets and computer products) for non-Hepsiburada Premium customers and for all orders for Hepsiburada Premium members. See “—Hepsiburada Premium.”

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

We launched the HepsiLojistik model in late 2020 and continue to steadily on-board merchants into this model. Through the HepsiLojistik model, we provide fulfillment services on behalf of merchants through our fulfillment and logistics infrastructure, using all our fulfillment centers across Türkiye which provide 24/7 fulfillment operations capability. As of December 31, 2023, we provide fulfillment services to 381 companies.

We believe fulfillment-as-a-service is a strong proposition to our merchants. Our HepsiLojistik model is typically preferred by merchants who do not have their own storage facilities or who are seeking a higher service level at competitive prices or do not want to fulfill orders by themselves. With our HepsiLojistik model, merchants deliver their products to one or more of our fulfillment centers to be stored and, after a customer orders a merchant’s product, we manage the packaging of the product into a parcel and the delivery of the parcel to the customer through either HepsiJet or other cargo companies. In our HepsiLojistik model, merchants are not under an obligation to commit a certain amount of inventory to us and customers are able to purchase through our platform or from the merchants’ own websites or other online platforms where merchants have stores. In addition, merchants making sales through other e-commerce platforms are able to fulfill such orders through our HepsiLojistik services. We only charge the merchants for the fulfillment services that we provided. Our HepsiLojistik model provides merchants with the ability to fulfil orders in a faster, more reliable and cost-efficient manner and with increased quality standardization.

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

(iii)	collection from our offline network of pick-up and drop-off (PUDO) points for customers (through HepsiMat), see “—Strategic Assets—HepsiJet.”

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

We also offer two-man cargo handling service through HepsiJet, which we refer to as HepsiJet XL, addressing the need for high quality and reliable service in that segment. As of December 31, 2023, HepsiJet provided this service in all 81 cities in Türkiye. HepsiJet also offers scheduled return pick-up for such oversized products. HepsiJet’s two-man cargo handling service is highly appreciated by customers, evidenced by an approximately 87% customer satisfaction score in 2023 according to our internal reporting. Initially rolled out for our Direct Sales, we have expanded HepsiJet XL to serve merchants on our platform, contributing further to customer satisfaction given its service quality and easy return option.

For the years ended December 31, 2023, 2022 and 2021, we, as Hepsiburada, delivered approximately 91 million, 81 million and 74 million packages, respectively. This represented a year-to-year increase of 13% from 2022 to 2023 and 9% from 2021 to 2022.

Marketing

We have dedicated marketing teams that cover our advertising and marketing needs across all product categories and channels. Our marketing is designed to explicitly address brand marketing, customer value management, performance marketing, commercial marketing and influencer marketing functions across teams. Accordingly, our key marketing functions include the following:

(i)	Brand marketing: Our brand marketing capabilities include our efforts across marketing communications, in-house creative production and an agency network.
(ii)

Customer value management: We aim to maximize the lifetime value of each customer by offering them one-to-one solutions through a personalized and contextual approach. Our customer value management team develops advanced journeys (e.g., welcome, cross-sell, churn management, reactivation), which are supported by a one-to-one marketing automation ecosystem across channels. We have a dedicated Hepsiburada Premium team offering a differentiated service to premium subscribers in all touchpoints.

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

(v)

Influencer marketing: We work with more than 10 thousand influencers under a revenue share model where our influencers generate commission income based on our sales generated through them. We also make use of a “social commerce” model through various campaigns. Since 2021, we run the “share your favorites/shopping list and win cash back” program, through which any of our platform members could share their own list of favorite items to earn cash points if other customers purchase products through their lists. Cash points could be redeemed on our platform to pay for items in lieu of cash. In the year ended December 31, 2023, there were 360 thousand such lists created and shared on average in a month.

We allocate a majority of our marketing budget to online marketing channels. For the year ended December 31, 2023, approximately 76% of our marketing budget was allocated to online marketing channels (e.g., website advertisements) compared to 77% in 2022 and 76% in 2021, the remainder being allocated to offline marketing channels (e.g., billboards).

See “—Customers—Customer Payment Methods” for installment payment options advertised and offered to our customers.

Advertising Solutions Through HepsiAd

We offer advertisement services and technologies to merchants and suppliers through banners, video ads, search monetization and first party data targeting options placed on our main page and certain high-traffic sub-sections of our online platform and application. We also have an Adtech solution which we partnered with Google to create using Google’s Ad infrastructure. This solution uses Hepsiburada’s first party cookie data to create collaborative campaigns with brands to maximize their efficiency and the effectiveness of their acquisition of new customers. HepsiAd operates as an integrated function of our core business and, through our merchant portal. During the year ended December 31, 2023, we have improved the performance of our product ads, expanding merchants’ ads inventory on search and display monetization, as well as providing a reporting dashboard analytics and insights offering to merchants.

During the year ended December 31, 2023, around 18 thousand merchants used our advertising solutions. In 2024, our aim is to continue monetizing our advertisement services by increasing the adoption of HepsiAd’s solutions by our merchants.

Seasonality

For a discussion of the impact of seasonality on our business see Item 5. “Operating and Financial Review and Prospects—Key Factors Affecting our Financial Condition and Results of Operations—Seasonality.”

Strategic Assets

In addition to our core business comprising the Marketplace and Direct Sales, we offer end-to-end solutions to our customers and merchants. We regard HepsiJet and Hepsipay as “strategic assets” and consider HepsiGlobal as a “complementary business” within our operations.

HepsiJet

See “Logistics Infrastructure — Last-mile Delivery.”

Hepsipay

Hepsipay is the flagship company of our financial services operations, which also include Hepsi Finansal, Hepsifinans (formerly named as Doruk Finansman A.Ş.) in addition to Hepsipay.

Hepsipay acquired its license as an e-money and payment services provider in Türkiye on February 20, 2016, and was the sole e-commerce platform holding such license to provide a wide range of services both to Hepsiburada and other merchants as of December 31, 2022 (according to the Central Bank’s list of such providers as well as the licensing conditions of these providers).

We launched Hepsipay Wallet in June 2021 as an embedded wallet that enables payments on our platform. Hepsipay Wallet offers customers innovative payment solutions and services such as one-click check-out, multi-credit card payment, store credit, prepaid card, charge to mobile phone billing, secure payments and money transfers to other wallet customers. Consumers also can receive cashback from purchases on our platform when promotional campaigns are run as well as through our Hepsiburada Premium program. Since its debut, Hepsipay Wallet has continued its rapid penetration within our platform, recording 14.3 million Hepsipay Wallet customers (representing those users who have opened their wallet account by giving the required consent to Hepsipay) as of December 31, 2023.

In 2022, the Hepsipay Wallet was redesigned and relaunched with new features, enriching the shopping experience with improved customer verification and e-wallet capabilities. In addition to the existing ability to transfer money from credit or debit cards, Hepsipay users are able to top up their e-wallets by making money transfers from their bank accounts. Additionally, during 2022, Hepsipay has progressed towards becoming a payment gateway by consolidating payment options within the Hepsiburada platform. As an extension of this strategy, we announced a joint investment in one of the leading payment gateway service providers in Türkiye, Craftgate Technology (“Craftgate”) on August 23, 2023. Craftgate helps e-commerce companies easily integrate and manage the virtual point of sale of all banks and e-money institutions from a single platform.

Since the first quarter of 2022, we offer the first end-to-end digital “Buy-Now-Pay-Later” solution for e-commerce in the Turkish market which provides customers the opportunity to complete their purchase and submit payment a month later or in up to 12 monthly installments. BNPL purchase limits are defined based on the financial history of consumers based on their record at the Credit Bureau of Türkiye and shopping behavior at Hepsiburada. As of December 31, 2023, our BNPL solution had been used by over 328 thousand customers with approximately 978 thousand orders processed through our non-card affordability solutions (including BNPL and shopping loans). In December 2022 and 2023, in connection with our BNPL solution, we were awarded the Golden PSM (“Payment Systems Magazine”) award in the “Innovative Customer Interaction and Experience” category by Payment Systems Magazine, a highly regarded Turkish publication.

In February 2022, Hepsiburada began preparations to enter the consumer finance sector by acquiring a consumer finance company, Hepsifinans (formerly Doruk Finansman A.Ş.). This acquisition gives us the ability to offer our customers consumer financing solutions matching their needs, in addition to those offered by leading banks already available through our platform. With our own consumer finance company, we can leverage the shopping behavior of Hepsiburada customers in our credit decisions, provide a seamless, custom-made user experience to our customers, while extending loans with more favorable payments terms compared to BNPL. In January 2024, we launched our offering for a limited user base.

As part of our plans to externalize our services, in May 2023, Hepsipay launched the Hepsipay prepaid card available through the Hepsipay Wallet, targeting also physical retail points in Türkiye. As of December 31, 2023, approximately 1 million Hepsipay prepaid cards had been issued through the Hepsiburada mobile app. The Hepsipay prepaid card is linked to a QR payment feature allowing customers to use it at any off-line retailer that accepts QR payments in addition to any online retailer. On October 10, 2023, we announced that Hepsiburada had entered into a five-year agreement with Visa, a world leader in digital payments, to ensure that Hepsiburada’s digital prepaid cards are accepted worldwide for both online and physical purchases. With this partnership, Hepsipay prepaid cards bear the Visa logo and are accepted at any point of sale outside the Hepsiburada platform. Hepsipay remains focused on developing new use cases linked to the Hepsipay Wallet as well as increasing its user base during 2024. By expanding its capabilities on-platform and off-platform, Hepsipay is expected to continue to grow its payment volume and add value to the overall ecosystem.

Further, in July 2023, we launched Hepsipay’s one-click check-out (Pay with Hepsipay) service offering integration with merchants. As of December 31, 2023, the one-click check-out solution was integrated into the online check out system of 10 retailers in Türkiye. Through this offering, Hepsipay has gained a share of these retailers’ online sales by enabling payment with cards stored on Hepsipay Wallet. By delivering on our plans, we aim to become a leading Fintech player in the Turkish financial services sector.

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

With our HepsiGlobal offering, we aim to offer to our customers (i) long-tail selections (i.e., offer a large variety of hard-to-find items to many customers, each in small quantities, as opposed to focusing on bulk sales of popular items), (ii) fast delivery, with a majority of orders placed in 2023 delivered in Türkiye within less than 2 weeks, with a goal of further decreasing the delivery time, (iii) transparent order costs with customs and shipment fees disclosed to customers at the time of order, (iv) cheaper prices with higher quality, compared to substitute goods that are already available in Türkiye (and possibly in other expansion markets) and (v) local customer service with multi-language customer and merchant support features.

With the increased number of international merchants actively selling on Hepsiburada, we aim to grow this business by enabling merchants in Türkiye to make sales outside the country. In 2023, we initiated a strategic testing phase for our business model in the Azerbaijani market. Additionally, in early 2024, we replicated this model in Ukraine, launching a pilot phase to evaluate its potential and effectiveness. We may seek further expansion either through HepsiGlobal or through integrations into other marketplaces in upcoming years.

Hepsiburada Seyahat

Until the end of March 2024, Hepsiburada’s complementary business, Hepsiburada Seyahat, conducted airline and bus ticketing operations under a travel agency license granted in February 2021. Hepsiburada Seyahat offered airline tickets of major local and global airlines, with competitive prices. The contribution of the Hepsiburada Seyahat business to the Company’s GMV was not material for the year ended December 31, 2023.

We have made the commercial decision to discontinue Hepsiburada Seyahat with effect from the close of business on March 31, 2024. Any tickets sold prior to the discontinuance will remain valid and Hepsiburada will remain at the service of such ticketholders.

Logistics Infrastructure

Fulfillment Center Network

Our logistics infrastructure comprises a network of 9 fulfillment centers across Türkiye, including our Gebze fulfillment center which is one of the largest dedicated e-commerce operation centers in the region. Our fulfillment centers, including regional warehouses, encompass a total area of around 162 thousand square meters. As of December 31, 2023, we have 18 transfer centers which are central to our infrastructure.

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

For the year ended December 31, 2023, our logistics infrastructure has enabled us to reach over 96% on time dispatch performance for orders coming from our Gebze fulfillment center compared to 95% in 2022. For the year ended December 31, 2023, we had 1,037 full time equivalent (“FTE”) employees (which is an employee’s scheduled hours divided by the employer’s hours for a full time workweek) including employees on our payroll as well as outsourced employees, on average (and 1,245 FTEs in the peak time), working in our fulfillment centers enabling 24/7 operations with fulfillment, shipment and same day, weekend and evening deliveries.

In 2023, our fulfillment centers enabled us to dispatch 2.8 times the volume of products at peak times (calculated as the ratio of products handled on Legendary Friday (which takes place in November) to the average daily number of products handled in 2022). Our fulfillment centers and the ability to quickly setup new temporary fulfillment centers for short periods enabled us to store more than 8.1 million items at peak times, as of November 2023, with storage at peak times of 1.75 times more than the usual number of items, based on peak volumes in November 2023 compared to the 2023 on average.

For additional information on our fulfillment center network see Item 4.D. “Information on the Company—Property, Plant and Equipment” below.

Last-mile Delivery

To complement our logistics infrastructure responsible for delivery and fulfillment, we also provide last-mile delivery services, which is the delivery of the products to their final destination from our fulfillment centers (for Direct Sales and Marketplace operations run on a HepsiLojistik model basis) or from our merchants’ warehouses (for Marketplace operations run on a FBM basis). We also serve external third parties (i.e., parties that are not our merchants or our customers) as a last-mile delivery service (which represented approximately 25% of the total volume handled by HepsiJet in 2023).

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

As of December 31, 2023, HepsiJet operated in all 81 cities in Türkiye with 213 cross-docks. During 2023, HepsiJet continued its focus on increasing its Marketplace penetration and its average delivery time. For the year ended December 31, 2023, HepsiJet’s average penetration in Marketplace reached 61% from 60% in 2022. Furthermore, average delivery times for the years ended December 31, 2023, 2022 and 2021, were 1.7, 1.7 and 2.0 days respectively, as compared to the average delivery time of 2.6 days for 2023 among third-party last mile delivery services providers. HepsiJet recorded 94.7% on-time delivery performance in 2023 compared to 91.6% in 2022.

For the same period, HepsiJet’s average penetration in Direct Sales was 92% and delivered approximately 82% of its orders from Direct Sales by the next day during 2023. Our 3,187 carriers (i.e., motorcycle and truck carriers) as of December 31, 2023 are independent contractors and we also subcontract additional carriers as necessary through several delivery services providers.

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

HepsiJet also provides a two-man cargo handling service, which we refer to as “HepsiJet XL”, in all 81 cities in Türkiye since February 2022. HepsiJet offers scheduled return pick-up also for such oversized products. Overall, HepsiJet XL delivered nearly 58% of parcels in our Marketplace and Direct Sales operations in 2023.

PUDO Points (HepsiMat)

As part of our delivery services, we have a network of customer collection points (referred to as PUDO points in this annual report or HepsiMat) from which our customers are able to pick-up their purchases or at some of them, drop off their returns. As of December 31, 2023, we had 6,046 HepsiMat points located in all 81 cities in Türkiye. Our HepsiMat points are generally located in parcel drop off service points of other delivery companies, distributor networks of other retailers, and gas stations. Some of these collection points are marked with a HepsiMat sign, and all are available as long as such points are open for business.

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

We have dedicated and aligned our technology teams across core product functions and features of our online platform, such as product catalogue, search, order management system, shipping, one - click payment, and fulfillment center management system. Our technology team is a data - driven and cross - functional team comprising developers, testers, product managers working as a single team to maintain an “agile” technology culture with product mindset at the core of our business.

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

As of December 31, 2023, we had approximately 852 employees dedicated to technology operations (approximately 703 of which are part of the “Hepsiburada technology” team and the remaining are part of the “Hepsiburada operations” team which partly comprises the HepsiJet technology team). In addition, as of the same date, we had more than 80 product function teams dedicated to a particular technology product. Our technology operations are directly supported by our three state-registered research and development centers in strong cooperation with leading Turkish universities. This, coupled with the attractiveness of our tech stack diversity, position us as one of main destinations for top engineering and product talent.

Technology Infrastructure

We rely on two separate and synchronized data centers located in Istanbul and Kocaeli, Türkiye which help ensure operational continuity. We own and operate the server hardware, network, storage devices and backup systems in both data centers. We employ redundancy architectures, outage procedures and data protection practices on all our technology systems which enabled us to reach over 99.9% availability in 2023, 2022 and 2021. As part of our technology infrastructure, we established an incident management team that monitors, documents and addresses all incidents and alerts across the online platform on a 24/7 basis. In order to maintain capacity management flexibility, we have established access to cloud systems allowing us to utilize cloud services whenever extra capacity is needed. Within the last five years, we upgraded our technology infrastructure through our in-house product function teams to ensure high customer experience on our platform. For example, we replaced the search and navigation system with an in-house system, implemented a new recommendation engine, replaced our central order management system and improved customer checkout systems.

In connection with the operation of our data centers and backup systems we work directly with the two major internet service providers of Türkiye. We receive data center service from Superonline İletişim Hizmetleri A.Ş. (“Turkcell Superonline”) and Türk Telekomünikasyon A.Ş. (“Türk Telekom”), who together provide over 80% of Türkiye’s internet services. If services were to be disrupted with one of these two providers, we would rely on the other to continue our operations. In mid-2023, we completed the migration process of one of our data centers in Istanbul to a new location without any interruptions. We entered into a framework agreement with Turkcell Superonline dated May 24, 2021, under which we may from time to time contract for services, such as for necessary infrastructure and devices. We entered into a server hosting service agreement with Türk Telekom dated June 19, 2017, with an indefinite term that we may terminate at any time upon written notice to Türk Telekom. On January 1, 2023, we signed an additional agreement with Türk Telekom and TTNET A.Ş. regarding the provision of server hosting and data center access services.

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

Cybersecurity

For a description of our cybersecurity risk management, strategy and governance, see Item 16K. “Cybersecurity.”

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

We rely on our trademark to protect our brand name and logo, which is used on our online platform, internal and external communications, corporate identity and invoices. Our “hepsiburada” and “hepsiburada.com”, as well as our “hepsiglobal”, “hepsijet”, “hepsipay”, “hepsifinans”, “hepsifinansman”, “hepsiexpress/hepsiburada market”, “hepsimat”, “hepsiad”, “hepsilojistik”, “hepsiburada işortağım” and “hepsifly/hepsiburada seyahat” brands and logos are protected as registered trademarks with the Turkish Patent and Trademark Office (“TPTO”) under various classes and forms, and we own the “hepsiburada.com”, “hepsipay.com.tr”, “hepsipay.com”, “hepsifinansman.com”, “hepsifinans.com” “hepsijet.com.tr”, “hepsijet.com”, “hepsiad.com”, “hepsilojistik.net”, “hepsiburadaisortagim.com”, “hepsiburadaseyahat.com”, “hepsiexpress.com.tr”, “hepsiexpress.com”, “hepsifly.com.tr”, “hepsifly.com”, “hepsiglobal.com”, and “hepsiglobal.com.tr” domain names.

To protect our intellectual property rights, we register trademarks that have adjacent orthography or are related to our business operations. As of December 31, 2023, we had 457 registered trademarks with the TPTO (excluding our subsidiaries’ trademarks). In addition, our “Hepsiburada.com” trademark is registered with the TPTO as a well-known trademark providing us with enhanced protection in other business activity classes in Türkiye. If we detect any breach of our intellectual property rights by third parties, in particular breaches related to our trademark, we actively seek to take appropriate protective measures.

Along with our existing trademarks and pending trademark filings, certain components of our website and mobile applications, including the design, codes, website and mobile application contents, images, software integrations and interfaces are under copyright protection under Turkish copyright regulations. As of December 31, 2023, we held three patents in Türkiye as D-Market and one patent as HepsiJet. As of the same date, we also had seven pending patent applications as D-Market as well as six pending patent applications as HepsiJet.

Regulatory Overview

Various aspects of our business are subject to Turkish laws and regulations, including the following:

(i)

The Law on Protection of Personal Data (Law No. 6698) published in the Official Gazette dated April 7, 2016, and numbered 29677 (the “Law on Protection of Personal Data”) is applicable to all of our online services that involve the retrieval of personal data from our users. We are required to retrieve, process, store, and destroy personal data in accordance with the relevant provisions of the Law on Protection of Personal Data. For additional information on the impact on our business of the Law on Protection of Personal Data, and of similar laws in other jurisdictions, see Item 3.D. “Key Information—Risk Factors—Risks Relating to our Business and Industry—Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.” On March 12, 2024, a law which amends the Law on Protection of Personal Data was enacted. According to this amendment, provisions regarding the data transfer abroad and processing of sensitive personal data have been changed. This amendment will be applicable and all data controllers must comply with the changes as of the date of June 1, 2024. We expect the new requirements will be addressed via new contractual provisions, as and where applicable.

(ii)

The Law on Protection of Consumers (Law No. 6502) published in the Official Gazette dated November 28, 2013, and numbered 28835  (the “Law on Protection of Consumers”) is applicable to all of our online services to the extent our users are qualified as consumers under Turkish law. We are required to protect our users’ rights in accordance with the relevant provisions of the Law on Protection of Consumers, which regulates consumer rights (which have been expanded with the amendments to the Law on Protection of Consumers that were published in the Official Gazette dated April 1, 2022), from delivery of products or services, to the establishment of contractual agreements. Pursuant to the Law on Protection of Consumers, consumer disputes can be raised at a consumer arbitral tribunal, at a provincial consumer arbitral tribunal or at a consumer court, depending on the amount at issue in the dispute.

(iii)

The Regulation of Broadcasts via Internet and Combating Crimes Committed by Means of Such Publications (Law No. 5651) published in the Official Gazette dated May 4, 2007, and numbered 26530 (the “Law on Internet Crimes”) is applicable to all of our online services. As a “hosting services provider” as well as “content provider” for our Direct Sales under the Law on Internet Crimes, we are required to comply with the relevant provisions in relation to illegal content that might be posted on our online platform and notification requirements envisaged under the Law on Internet Crimes and its secondary legislation. The Information and Communication Technologies Authority of Türkiye (“ICTA”) oversees implementation of the Law on Internet Crimes.

(iv)

the Law on Regulation of E-Commerce (Law No. 6563) published in the Official Gazette dated November 5, 2014, and numbered 29166 (the “E-Commerce Law”) which is applicable to all of our online services to the extent we provide commercial services to our users through our online platform. We are classified as an “electronic commerce intermediary service provider” and “electronic commerce service provider” according to the E-Commerce Law, subjecting us to various obligations, including in relation to notifications, commercial communications, and other e-communications envisaged under the E-Commerce Law.

On July 1, 2022, the Turkish Parliament approved an amendment to the E-Commerce Law with the aim of preventing unfair competition, a harmful competitive environment and monopolistic commercial practices in the Turkish e-commerce market. The amendments were announced in the Official Gazette on July 7, 2022. The Regulation on Electronic Commerce Intermediary Service Providers and Electronic Commerce Service Providers (“E-Commerce Regulation”) was announced in the Official Gazette numbered 32058 on December 29, 2022. The E-Commerce Regulation has replaced the Regulation on Service Providers and Intermediary Service Providers in E-Commerce published in the Official Gazette dated August 26, 2015, and numbered 29457 (the “Regulation on Service Providers”). We are required to comply with various provisions under the E-Commerce Regulation and may face administrative fines ranging between TRY 15,846 to TRY 316.9 million in case of non-compliance. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Türkiye—Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.”

The provisions of the amendments of both the E-Commerce Law and the E-Commerce Regulation, which may apply to us acting as an electronic commerce intermediary service provider, include but are not limited to:

●	In the E-Commerce Law, electronic commerce intermediary service providers are classified according to their net transaction volumes referring to the sum of the values of final invoices or invoice substitute documents (excluding cancellations and returns) that must be issued for the contracts made and orders placed in a certain period through the electronic commerce marketplaces where electronic commerce intermediary service provider provides intermediary services, or, for electronic commerce service providers, its own electronic commerce environments that do not qualify as electronic commerce marketplaces. Hepsiburada’s Net Transaction Volume in 2023 was below the TRY 98,851.5 million threshold.
●	For all electronic commerce intermediary service providers:
o	a requirement to provide certain information regarding electronic commerce service providers and transaction methods on the marketplace’s homepage, to verify this information and to ensure that this information is up to date. The provision in the E-Commerce Regulation went into effect on January 1, 2023;
o	a prohibition against unfair commercial practices in electronic commerce. In addition, Article 11(6) of the E-Commerce Regulation lists additional practices which would only constitute unfair commercial practices for large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). These provisions went into effect on January 1, 2023;
o	a ban on the sale of goods which bear the trademark of itself (electronic commerce intermediary service provider) or the persons with whom it has economic integrity. This provision went into effect on January 1, 2024;
o	a ban on marketing and promotion activities in online search engines by using the registered trademarks constituting the main element of the domain name of an electronic commerce service provider, without its consent. These provisions went into effect on January 1, 2023; and
o	a requirement to include mandatory elements of intermediation contracts concluded between electronic commerce intermediary service providers and electronic commerce service providers. The E-Commerce Regulation provides for additional mandatory elements for the intermediation contracts of medium, large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). These provisions went into effect on January 1, 2023. The relevant provisions of intermediation contracts concluded before January 1, 2023, that were not amended to comply with the E-Commerce Regulation within six months are invalid. We believe we made the necessary amendments to our contracts in a timely fashion to ensure compliance with these provisions.
●	Furthermore, a new obligation was introduced for electronic commerce intermediary service providers operating in Türkiye whose net transaction volume is over TRY 32,950.5 million in a calendar year and the number of transactions (excluding cancellations and returns) is over one hundred thousand, to obtain and annually renew an e-commerce license upon payment of a license fee. This provision goes into effect on January 1, 2025.

The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Volume derived from within Türkiye for the prior calendar year such that the effective license fee applied would be the sum of progressively higher proportions of the electronic commerce intermediary service provider’s Net Transaction Volume exceeding the thresholds specified in the E-Commerce Law. Where the Net Transaction Volume is between TRY 32,950.5 million and TRY 65,901 million, the license fee is calculated as the three per ten thousand of the amount exceeding TRY 32,950.5 million. In case Net Transaction Volume is between TRY 65,901 million and TRY 98,851.5 million, the license fee is the sum of the above amount, plus five per thousand of the part exceeding TRY 65,901 million. For example, a Net Transaction Volume of TRY 75 billion in 2023 would have yielded a license fee of TRY 55.4 million, being the sum of the three per ten thousand of the differential between TRY 32,950.5 million and TRY 65,901.0 million, and five per thousand of the TRY 9,099.0 million excess over TRY 65,901.0 million.

●	For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 32,950.5 million: (in addition to the restrictions above) prohibition on providing accessibility between their own electronic commerce environments and promoting each other in these environments, restrictions on data usage and sharing, obligation to notify share transfers and to submit an independent audit report and a regulatory compliance report to the Turkish Ministry of Trade. Some of these provisions went into effect on January 1, 2023, with the remaining provisions in effect as of January 1, 2024.
●	For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 98,851.5 million and the number of transactions excluding cancellations and returns is above one hundred thousand (in addition to the restrictions above); limits on the total amount of advertising and marketing expenditures and customer discounts. These provisions went into effect on January 1, 2023.
●	For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 197,703 million and the number of transactions excluding cancellations and returns is above one hundred thousand: (in addition to the restrictions above) restrictions from engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing (announcement) activities within its platform and the provision of last-mile delivery (postal and transport) services to third parties. These provisions went into effect on January 1, 2024.

We are not subject to all of the above-listed obligations, as the E-Commerce Law and the E-Commerce Regulation provide for different obligations depending on the annual Net Transaction Volume and number of transactions pertaining to electronic commerce intermediary service providers and electronic commerce service providers. The monetary thresholds in Additional Article 2, Additional Article 3 and Additional Article 4 of the E-Commerce Law (including the monetary thresholds for annual Net Transaction Volumes) were increased by half with the Presidential Decree No. 6829 dated February 22, 2023, and again by the Ministry of Trade on February 28, 2024. Depending on our annual Net Transaction Volume and number of transactions, the scope of our obligations under the E-Commerce Law and the E-Commerce Regulation may be subject to change. Current thresholds are listed as below:

Article	Subject	2024 Threshold
Additional Article 2(2)

Data usage and sharing, Accessibility between e-commerce environments, Share transfer notifications, Independent audit report, Regulatory compliance report (electronic commerce intermediary service providers)

TRY 32,950.5 million
Additional Article 2(3)

Advertisement Budget, Discount Budget, Prohibition of restriction on the commercial relations, advertisement through alternative channels for the electronic commerce service provider (electronic commerce intermediary service providers)

TRY 98,851.5 million
Additional Article 2(4)	Payment Services, Postal and Transport Services, Listing and Announcement Services (electronic commerce intermediary service providers)	TRY 197,703 million

Article	Subject	2024 Threshold
Additional Article 4(1)	Minimum net transaction volume for e-commerce license obligation	TRY 32,950.5 million
Additional Article 4(3)(a)	Net transaction volume to which a marginal rate of 0.03% will be applied for the calculation of e-commerce license fee	TRY 32,950.5 million – TRY 65,901 million
Additional Article 4(3)(b)	In addition to the above amount, net transaction volume to which a marginal rate of 0.5% will be applied for the amount exceeding the above threshold for the calculation of e-commerce license fee	TRY 65,901 million – TRY 98,851.5 million
Additional Article 4(3)(c)	In addition to the above amounts, net transaction volume to which a marginal rate of 1% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 98,851.5 million – TRY 131,802 million
Additional Article 4(3)(ç)	In addition to the above amounts, net transaction volume to which a marginal rate of 5% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 131,802 million – TRY 164,752.5 million
Additional Article 4(3)(d)	In addition to the above amounts, net transaction volume to which a marginal rate of 10% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 164,752.5 million – TRY 181,227.75 million
Additional Article 4(3)(e)	In addition to the above amounts, net transaction volume to which a marginal rate of 15% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 181,227.75 million – TRY 197,703 million
Additional Article 4(3)(f)	In addition to the above amounts, net transaction volume to which a marginal rate of 20% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 197,703 million – TRY 214,178.25 million
Additional Article 4(3)(g)	In addition to the above amounts, net transaction volume over which a marginal rate of 25% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 214,178.25 million

Acting as an electronic commerce service provider through Direct Sales on our online platform, we are also required to comply with the obligations provided for electronic commerce service providers under the E-Commerce Law and the E-Commerce Regulation. Service provider refers to natural or legal persons engaged in electronic commerce activities; whereas intermediary service provider refers to natural and legal persons that provide an electronic commerce environment for the economic and commercial activities of others. Accordingly, merchants on our online platform qualify as service providers. We are also liable as a “content provider” for the content made available through our Direct Sales under the Law on Internet Crimes. Content provider refers to natural or legal persons who produce, modify and provide all kinds of information or data offered to users over the internet.

According to the Law on Internet Crimes and the E-Commerce Law, we, as a hosting service provider and as intermediary service provider, respectively, have no liability in relation to the content listed by third parties or any illegality related to goods listed or services provided by such third parties on our platform, unless we receive a notification of the unlawful or illegal content and do not take any action (including removing unlawful content). If we receive a complaint from a third-party intellectual property right owner related to an illegal activity and/or content (including intellectual property infringement or sale of counterfeit product), on condition that the third-party intellectual property right owner submits all the mandatory information and documents as detailed in Article 12 of the E-Commerce Regulation, we remove the product/products subject to the complaint within 48 hours, and then we inform the third-party intellectual property right owner and seller of the product with explanations about the seller’s right to object. If the seller objects by submitting the documents and information specified in the E-Commerce Law in full, and it is clearly understood from the information and documents that the seller is right in his/her objection, we re-publish the product for sale within 24 hours and we inform the third-party intellectual property right owner and the seller. We may also unilaterally suspend a merchant’s account or terminate a merchant’s agreement if we receive a claim and detect that such merchant has engaged in unlawful or illegal activity or posted unlawful or illegal content (including by infringing third-party intellectual property rights or selling counterfeit products). See “—Merchants,” Item 3.D. “Key Information—Risk Factors—Legal and Regulatory Risks—We may be impacted by fraudulent or unlawful activities of merchants, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability,” and Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We operate platforms that include third parties over whose actions we have no control.” See also Item 3.D. “Key Information—Risk Factors—Risks Relating to Türkiye—Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.”

(v)

The Regulation on Commercial Communication and Commercial Electronic Communications published in the Official Gazette dated July 15, 2015, and numbered 29417 (the “Regulation on Commercial Communication”) is applicable to all our online services. We are subject to various obligations in relation to notifications, commercial communications, complaints, and e-mails under the Regulation on Commercial Communication.

(vii)

The Regulation on Distance Contracts published in the Official Gazette dated November 27, 2014, and numbered 29188 (the “Regulation on Distance Contracts”) is applicable to our operations to the extent we execute distance contracts with our users (that are defined as consumers under Turkish law) while we are providing services. We are required to comply with various obligations under the Regulation on Distance Contracts. With the Regulation on the Amendment of the Distance Sales Contracts’ Regulation published in the Official Gazette on August 23, 2022, that entered into force on October 1, 2022, obligations of intermediary service providers have been extended, in particular with respect to provision of information to consumers and authorities. In addition, inter alia, the following amendments were made to be effective as of January 1, 2025 (originally as of January 1, 2024):

●	In case the consumer exercises the right of withdrawal, return costs can be charged to the consumer provided that it is included in the distance sales contract, except in cases where consumers return defective products as defined in the Regulation on Distance Contracts.
●	The exceptions to exercise the right of withdrawal are expanded and it is stated that the consumer can not exercise his/her withdrawal right for the following products purchased and/or contracts executed:
●	Movables and drones that are required to be registered with the Traffic Registry,
●	Mobile phones, smart watches, tablets and computers,
●	Contracts concluded by public auction in the form of a live auction and
●	Products of which the installation and configuration are fulfilled by the seller or authorized technical service in accordance with the user manuals.

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

(b)

Hepsipay carries out its activities under the license issued by the Turkish Banking Regulation and Supervision Agency, and is under the regulatory oversight of Central Bank, which published the Payment Services Regulation and the Payment Services Communiqué in December 2021. The Payment Services Regulation and the Payment Services Communiqué required Hepsipay to comply with certain minimum levels of collateral, equity and diligence by September 23, 2023 (following a number of extensions to the original deadline). Moreover, on October 7, 2023, the Central Bank introduced certain amendments to the Payment Services Regulation within key areas, including, among others, digital wallets, payment service providers, e-money issuers, card-based payment instruments, the scope of Central Bank permissions for share transfers, and the protection of payment funds. Notably, the amendments impose new requirements on payment service providers such as Hepsiburada to obtain certain licenses and authorizations for its activities, including an operating license for providers offering digital wallet services and an authorization for digital wallet service providers involved in transferring funds to issue electronic money. These new statutory permits must be obtained from the Central Bank by October 7, 2024. Further, on January 27, 2024, the Official Gazette published the Communiqué on the Redetermination of Minimum Equity Amounts for Payment and Electronic Money Institutions, revising the minimum equity amounts for payment and electronic money institutions set forth in the Payment Services Regulation. Payment and electronic money institutions are mandated to adhere to the updated minimum equity requirements by June 30, 2024, when the communiqué will take effect. We believe we are in compliance with the currently applicable requirements under the Payment Services Regulation and the Payment Services Communiqué and that we will obtain the necessary new licenses and be in compliance with the revised minimum equity requirements by the applicable deadlines in 2024. If the Turkish Banking Regulation and Supervision Agency does not approve our license expansion application in a timely manner or at all, this would delay the growth of, or materially hinder the development of, our one-click check-out and digital wallet businesses outside Hepsiburada platform. Within the scope of Communique on the Management and Supervision of IT Systems of Payment Institutions and Electronic Money Institutions, regular independent audit which has been performed every two years has been initiated in November 2023 and audit period has been ongoing under new requirements. See Item 3. “Key Information—D. Risk Factors–Legal and Regulatory Risks—We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.”;

(c)

Prior to its discontinuance in March 2024, Hepsiburada Seyahat carried out its activities under the license issued by the Turkish Ministry of Culture and Tourism and was under the regulatory oversight of such governmental authority;

(d)	HepsiGlobal is subject to consumer protection regulations as well as relevant customs regulations:
●	for inbound and outbound operations in Türkiye, Turkish customs regulations are applied, and
●	for operations in other markets (including the Azerbaijani and Ukranian markets) applicable customs and VAT regulations of the relevant country will be applicable;
(e)

Hepsifinans (of which the former trade name was Doruk Finansman) carries out its activities under the permission by the Turkish Banking Regulation and Supervision Agency, and is under the regulatory oversight of such governmental authorities.

Accordingly, Hepsipay, Hepsifinans, HepsiJet and HepsiGlobal are (or, in the case of Hepsiburada Seyahat, was) under an obligation to comply with the regulations issued by the abovementioned authorities as well as the Law on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions No: 6493 (Hepsipay), Highway Transportation Law No. 4925 and Law on Postal Services No: 6475 (HepsiJet), and Law on Travel Agencies and the Association of Travel Agencies No: 1618 (Hepsiburada Seyahat) and Law On Financial Leasing, Factoring, Financing and Saving Financing Companies No: 6361- (Hepsifinans). HepsiPay, Hepsifinans and HepsiJet are also subject to the Turkish Financial Crimes Investigation Board (MASAK) rules and regulations.

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

C. Organizational Structure

We are a joint stock company incorporated under the laws of Türkiye. Our operating subsidiaries include D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. (“D-Ödeme”), D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. (“D-Fast”), Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”), Hepsburada Global B.V. and Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş., all of which are wholly owned by us. With the exception of Hepsiburada Global B.V. which is incorporated in the Netherlands, all of our subsidiairies are incorporated in Türkiye. Upon completion of the acquisition of 100% of the equity of Hepsi Finansman A.Ş. (“Hepsifinans”) by Hepsi Finansal on February 28, 2022, Hepsifinans became our indirect wholly-owned subsidiary.

D-Ödeme

D-Ödeme was founded on June 4, 2015, and operates as a payment services provider offering payment gateway and e-money services, mainly to e-commerce companies, insurance brokers and tourism companies. D-Ödeme obtained its operational licence from the BRSA on February 20, 2016. D-Ödeme commenced its first payment service transaction on June 15, 2016. We have developed our payment tool, Hepsipay, through D-Ödeme.

D-Fast

D-Fast was founded on February 26, 2016, and operates as a cargo and logistic firm which provides last mile delivery services to the customers of Hepsiburada and other companies. D-Fast is the operating company for our last-mile delivery service business, HepsiJet.

Hepsi Finansal

Hepsi Finansal was incorporated on December 1, 2021, and is the parent company of Hepsifinans, which was acquired in February 2022.

Hepsifinans

Hepsifinans (formerly known as Doruk Finansman) was founded on April 24, 2006, and obtained its operational license from the BRSA in 2008. Following the Company’s acquisition of Doruk Finansman in February 2022, the company name was changed to Hepsifinans in January 2023. Hepsifinans operates as a consumer financing company in Türkiye.

On December 16, 2021, Hepsiburada, through Hepsi Finansal, entered into a Share Sale and Purchase Agreement with the holders of 100% of the equity interest in Hepsifinans (formerly known as Doruk Finansman): Doğan Şirketler Grubu Holding A.Ş. (“Doğan Holding”), the holder of 97% equity interest in Hepsifinans, Doğan Dış Ticaret ve Mümessillik A.Ş. and Doğan family individuals (collectively, the “Sellers”), to acquire a 100% stake in Hepsifinans, for a total transaction value of TRY 20 million in nominal terms (equivalent to US$1.3 million as of December 16, 2021) (the “Transaction Value”). After obtaining regulatory approval, the transaction closed on February 28, 2022 (the “Closing Date”). At closing, we paid the Sellers an aggregate of TRY 5 million in cash on a pro rata basis and we agreed to pay Doğan Holding approximately TRY 15 million (the “Conditional Amount”), subject to certain conditions. TRY 10 million of the Conditional Amount was paid to Doğan Holding in 2022 and TRY 6.4 million of the Conditional Amount was paid in 2023.  The specific amounts were subject to the collection of receivables identified in the financial statements of Hepsifinans as of the Closing Date. The Conditional Amount has now been settled in full. The Sellers are all related parties and the transaction, including the Share Sale and Purchase Agreement, was approved by the Company’s Audit Committee and the Corporate Governance Committee, as well as the board of directors.

Hepsiburada Global B.V.

Hepsiburada Global B.V. was incorporated on July 28, 2023, in the Netherlands with an aggregate issued share capital of €1 million. Hepsiburada Global B.V. is expected to facilitate Hepsiburada’s integration with European payment solutions and marketplaces.

Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş.

On March 29, 2024, Hepsiburada established a wholly owned subsidiary in Türkiye under the trade name Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş. (“Hepsiburada Global Elektronik Hizmetler”) The aggregate issued share capital of Hepsiburada Global Elektronik Hizmetler is TRY 5.0 million which was paid in full on March 29, 2024. Hepsiburada Global Elektronik Hizmetler is expected to facilitate our global expansion activities and cross-border e-commerce operations.

D. Property, Plant and Equipment

Our principal office is located at Kuştepe Mah. Mecidiyeköy Yolu Cad. Kule 2 Kat:2 No:12 34387 Şişli/ Istanbul and is leased. In 2022, we leased a three floor office space at Meclis Mah, Boğazici Cad, Seheryeli Sk, No:1, Karsan Plaza Sancaktepe/Istanbul under a sub-lease agreement dated October 1, 2022, with D-Fast for a four-year term. This location is our second R&D center, to which we have relocated the majority of our technology team.

We lease and operate a network of fulfillment centers across Türkiye with a total footprint of approximately 162 thousand square meters. Our fulfillment centers located in Gebze/Kocaeli, İzmir, Adana, Tuzla, Ankara and Diyarbakır are leased from third parties. In Gebze/Kocaeli and Ankara, we operate two fulfillment centers, whereas we have one fulfillment center in the other locations. The following table provides an overview of our fulfillment centers:

Approximate size of total area as of
December 31, 2023
(in square meters)
Gebze/Kocaeli	85,045
İzmir	15,400
Adana	12,644
Tuzla	12,000
Ankara	11,500
Gebze/Kocaeli	10,000
Ankara	7,630
Erzurum	2,500
Diyarbakır	4,900
Total	161,619

We operate the Gebze/Kocaeli’s approximately 85 thousand square meters of fulfillment center space under a lease agreement dated April 2014 (as amended in September 2015, February 2022 and August 2022) with Megeye Lojistik Anonim Şirketi for a ten-year extendable term from May 2015. Additionally, we operate Gebze’s approximately 10 thousand square meters of fulfillment warehouse under a lease agreement dated September 18, 2023 with Reysaş Gayrimenkul Yatırım Ortaklığı A.Ş. (Reysaş GYO A.Ş.) for a one-year term, which is automatically renewed for successive one-year terms unless we terminate the agreement with 15 days’ prior notice. We may terminate the agreement unilaterally with 90 days’ prior written notice.

We operate İzmir’s approximately 15.4 thousand square meters of fulfillment center space under a lease agreement dated August 28, 2020 (effective as of September 1, 2020), with Üstünkarlı Makine A.Ş. for a two-year term, which is automatically renewed for successive additional one-year terms unless we terminate with 15 days’ notice and which we can terminate unilaterally during the effective period with three months’ written notice.

We operate Adana’s approximately 12.6 thousand square meters of fulfillment center space under a lease agreement dated August 31, 2020 (as amended in April 2022), with Emrenes Orman Ürünleri Sanayi ve Ticaret Ltd. Şti for a five-year term, which we may terminate at any time with 60 days’ notice (although we agreed to operate the warehouse as lessee for a minimum five-year term) and is automatically renewed for successive one-year terms.

We operate Tuzla’s approximately 12 thousand square meters of fulfillment center space under a lease agreement dated October 2021 with an individual landlord for a three-year term, which is automatically renewed for successive one-year periods unless we terminate at the end of two years with 90 days’ notice (although we agreed to operate the warehouse as lessee for a minimum three-year term).

We operate Ankara’s approximately 11.5 thousand square meters of fulfillment center space under a lease agreement dated August 10, 2020 (effective as of September 1, 2020), with A. Vedat Yakupoğlu Gayrimenkul Yatırımcılığı for a five-year term, which is automatically renewed for successive additional one-year terms and which we can terminate unilaterally with three months’ written notice. Additionally, we operate Ankara’s approximately 7.6 thousand square meters of fulfillment warehouse under a lease agreement dated March 1, 2023, with Doğruer Uluslararası Nakliye ve Dış Ticaret A.Ş. for a five-year term which is automatically renewed for successive additional one-year terms and which we can terminate unilaterally with three months’ written notice.

We operate Diyarbakır’s approximately 4.9 thousand square meters of fulfillment center space under a lease agreement dated August 18, 2020, with a two-year term, which is automatically renewed for successive one-year terms unless we terminate with one-month notice.

We operated Erzurum’s approximately 2.6 thousand square meters of fulfillment center space under a lease agreement dated August 7, 2020, with four individual landlords (acting collectively) for a one-year term, which was automatically renewed for successive one-year periods with rent increased with inflation. We terminated this lease agreement with a termination protocol dated January 13, 2023. We now operate Erzurum’s approximately 2.5 thousand square meters of fulfillment center space under a lease agreement dated March 1, 2023, with D-Fast for an eight-year term which we can terminate unilaterally with fifteen days’ prior written notice.

Additionally, we subleased Bursa’s approximately 540 square meters of office space / warehouse on June 11, 2023 from D-Fast for a one-year term which is used as a warehouse on an as-needed basis. Parties may terminate the agreement with 15-days’ prior written notice.

We operate Adana’s approximately 85 square meters of specialized center branch under a lease agreement dated July 8, 2023, with Adana Ticaret Odası for one-year term, which can be renewed for an additional one-year term at our request.

We own the warehouse equipment used in our leased fulfillment centers, such as mezzanines, sorting machines and conveyor lines. We also own the computer equipment and hardware that we use in our warehouses, used to automate fulfillment and sorting processes, as well as the computer equipment and hardware in our call centers and offices.

Eight out of HepsiJet’s then network of 192 cross-dock points (i.e., parcel transfer centers) were directly impacted by the two earthquakes of February 6, 2023, in Türkiye. All had resumed operations, either at newly rented locations or through renovation of existing locations by the end of March 2023. See “—The effects of the earthquakes that hit the southeastern region of Türkiye in February 2023 as well as potential similar earthquakes in the future may adversely affect our prospects, business, financial condition and results of operations.”

As of December 31, 2023, we also had 56 owned and 496 leased vehicles, used for operational purposes and provided as benefits to a number of our employees.

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

The discussion below relates to our consolidated financial condition and results of operations for the years ended December 31, 2023, 2022 and 2021, and year-to-year comparisons between 2023 and 2022 as well as 2022 and 2021.

Overview

We believe we are one of the leading commerce platforms in Türkiye and as of December 31, 2023, we connected 63.0 million members, 11.9 million Active Customers and approximately 101.5 thousand Active Merchants. We strive to provide a high-quality customer experience by relentlessly focusing on selection, affordability solutions, price and delivery.

Since the launch of our Marketplace in 2015, Hepsiburada has become a trustworthy partner for merchants in Türkiye by providing comprehensive end-to-end solutions to empower merchants to thrive digitally. In 2023, our 3P-based Marketplace model accounted for approximately 67% of our GMV, compared to 67% in 2022 and 68% in 2021, following the successful transformation of Hepsiburada from a 1P-based Direct Sales only business to its current hybrid 1P and 3P-based model.

We believe powerful network effects are created by our leading brand, hybrid commerce model with a unified 1P and 3P-based catalogue, and strong customer and merchant value propositions. Our expanding selection of products and services, as well as price competitiveness, has allowed us to attract an Active Customer base of 11.9 million as of December 31, 2023, compared to 12.2 million as of December 31, 2022, and 11.3 million as of December 31, 2021, and to increase the frequency of orders on our platform to 9.5 in 2023 from 6.6 in 2022 and 4.7 in 2021, which in turn draws more merchants and further enhances our customer value proposition. In addition, our proprietary data and insights collected over more than 20 years enable us to understand the needs of our customers and merchants and help us develop new services, expand into new verticals, and continuously innovate and strengthen our value proposition reinforcing the network effect.

Our large, fast and scalable logistics network has been critical to our success and we have been continuously focusing on improving our logistics capabilities and offerings. We have a robust operational footprint enabling fast delivery and merchant integration. As of December 31, 2023, we operated:

•	a nationwide infrastructure including nine fulfillment centers in strategic locations that encompass a total area of around 162 thousand square meters;
•	one of the leading logistics companies in Türkiye, HepsiJet, with an on-time delivery performance of 94.7% in 2023, operating in 81 cities with 213 cross-docks; and
•

a pick-up & drop-off (PUDO) network through HepsiMat, with 6,046 parcel lockers and pick-up points in partnership with gas stations, distributor networks of other retailers and other delivery companies.

We are a technology-driven company and have invested heavily in developing our own highly scalable proprietary technology to support the large order volumes generated on our platform. Our in-house developed IT infrastructure is central to our ability to execute our business strategy and provide a seamless experience for our merchants and customers with our single mobile app that connects our offerings and services.

Our revenues increased by 34.3% to TRY 35.6 billion in the year ended December 31, 2023, from TRY 26.5 billion in 2022 (TRY 24.8 billion in 2021). Our total GMV increased by 31.1% to TRY 116.5 billion in the year ended December 31, 2023, from TRY 88.9 billion in 2022 (TRY 85.7 billion in 2021). The 31.1% GMV increase was fueled by a 13.7%  increase in the number of orders (excluding digital products), greater customer loyalty and a 15.2% increase in average order value (excluding digital products) due to a faster-than-inflation rise in average selling prices and to the higher share of large-ticket items in electronics in 2023 compared to 2022.

For the year ended December 31, 2023, our net income increased by TRY 4,866.2 million to TRY 75.5 million from a net loss of TRY 4,790.7 million for the year ended December 31, 2022. The increase in net income was mainly due to a TRY 4,387.8 million reduction in operating losses during the same period. The increase in net income was also contributed to by a TRY 1,284.4 million increase in monetary gains. For the year ended December 31, 2022, our net loss increased by 43.9% to TRY 4,790.7 million from TRY 3,330.1 million for the year ended December 31, 2021, which was partially offset by a TRY 1,663.9 million reduction in operating loss during the same period. The increase in net loss was mainly due to a TRY 3,834.3 million decrease in foreign currency exchange gains. We had net cash provided by operating activities of TRY 5,019.1 million, TRY 706.8 million and negative TRY 47.4 million and Free Cash Flow of TRY 3,873.0 million, negative TRY 685.4 million and negative TRY 688.0 million, in each case for the years ended December 31, 2023, 2022 and 2021, respectively.

Key Factors Affecting Our Financial Condition and Results of Operations

General

Our performance and results of operations have been, and we believe will continue to be, affected by a number of key factors, including but not limited to the following:

●	the market landscape in Türkiye, including macroeconomics, demographics and competition;
●	inflation and hyperinflation;
●	the regulatory environment in e-commerce;
●	retention and engagement of our customers while growing the customer base;
●	number of merchants and the product assortment offered on our platform;
●	efficiency of our logistics infrastructure;
●	our ability to leverage our growing scale;
●	COVID-19 impacts in 2021 and 2022;
●	seasonality;
●	exchange rate volatility; and
●	the impact of the February 2023 earthquakes in Türkiye.

Market landscape in Türkiye including macroeconomics, demographics and competition

Türkiye is a member of the OECD and G20, with US$1,119 billion GDP and US$13,100 GDP per capita at current prices in 2023, according to TurkStat. In 2023, the Turkish economy grew by 4.5% according to the Turkish Statistical Institute (“TurkStat”), bringing its real GDP CAGR to 5.8% between 2010 and 2023. Türkiye’s real GDP is projected to grow at a rate of 3.1% in 2024 and 3.2% in 2025 with economic activity strengthening in the second half of 2024 as monetary tightening ends and consumption starts to recover, according to the IMF World Economic Outlook report dated April 2024.

Two devastating earthquakes on February 6, 2023 impacted primarily 11 provinces accounting for 16.4% of Türkiye’s population and 9.4% of its economy. In a report published in March 2023, the Presidency of Strategy and Budget of the Presidency of the Republic of Türkiye estimated the total impact of the earthquakes on the Turkish economy to be US$103.6 billion, whereas, in January 2024, the Minister of Treasury and Finance stated that the expenses related to the earthquakes amounted to approximately TRY 950 billion (US$ 30 billion) (representing to 3.7% of the GDP of Türkiye in 2023).

According to TurkStat, Türkiye’s population reached 85.4 million as of December 31, 2023, with a CAGR of 1.1% from 2010 to 2023. Türkiye benefits from attractive demographics, with 44% of the population being under the age of 30 according to TurkStat data, a working age (between ages of 15 and 64) population of 68.3%, and an urban population share (living in provinces and districts) of 93.0% based on TurkStat data as of December 31, 2023.

Türkiye has been facing elevated inflation, reaching double digits in each of the last five years. Annual consumer price index (CPI) increased by 11.8%, 14.6%, 36.1%, 64.3% and 64.8% in 2019, 2020, 2021, 2022 and 2023, respectively, as published by TurkStat. See “—Inflation and Hyperinflation.” Following the general elections in May 2023, the new leadership of the Central Bank of the Republic of Türkiye (“CBRT”) embarked on a policy of monetary tightening by raising the key interest rate from 8.5% to 15% in June 2023, marking the first increase in more than two years. The CBRT continued to raise interest rates in the remainder of 2023. In March 2024, the CBRT raised its key interest rate from 45% to 50%, citing the stickiness in services inflation, inflation expectations, geopolitical risks, and food prices. The CBRT stated that the tight monetary stance will be maintained until a significant and sustained decline in the underlying trend of monthly inflation is observed. The CBRT expects inflation to decrease in the second half of 2024.

The consumer confidence index (seasonal and calendar adjusted) in Türkiye increased by 1.8 percentage points from 75.6% in December 2022 to 77.4% in December 2023 and remained at around 80%, on average, during the first quarter of 2024. The consumer confidence index calculated from the survey results is evaluated within the range of 0-200 and indicates a pessimistic outlook when it is below 100. As consumer confidence is an important factor affecting consumer willingness to spend in the next 12 months, this pessimistic outlook indicates that we may face lower than anticipated consumer demand, particularly for non-essential products. See “—Inflation and Hyperinflation.”

Based on the announcement on February 27, 2024, published by the Turkish Ministry of Trade through the Electronic Commerce Information System, ETBİS, regarding thresholds defined in the E-commerce Law, we understand that the e-commerce sector in Türkiye grew by 119.67% in 2023. ETBİS has not yet announced any further details on the underlying factors of the growth in 2023.  The most recent detailed information published by ETBİS covers growth performance for the first six months of the year. Accordingly, the e-commerce sector in Türkiye accounted for 19.1% of total retail as of first half of 2023. During the first six months of 2023, the size of the e-commerce market in Türkiye reached TRY 652.7 billion in nominal terms (i.e., unadjusted for inflation), marking an increase of 109.7% compared to the first six months of 2022. In particular, the online retail market grew by 119%, attaining a market size of TRY 390 billion. The average basket size in nominal terms (i.e., unadjusted for inflation) in the e-commerce market in the first six months of 2023 grew by 67.8% to TRY 255, compared to TRY 152 during the same period in 2022. The number of orders in the e-commerce market in the first six months of 2023 grew by 20% compared to the same period in 2022. The growth of the e-commerce sector in Türkiye is also underpinned by: (1) a nationwide internet infrastructure with 87% internet penetration among the population between the ages of 16 and 74 in 2023, according to TurkStat, (2) high credit and debit card usage, with 138% credit card penetration and 222% debit card penetration in 2023 according to BKM (where penetration is calculated by dividing the number of credit and debit cards, respectively, by the population of Türkiye), (3) well-established logistics infrastructure with high quality highways, railway networks, airports and seaports enabling nationwide delivery of orders, (4) an increase in the penetration rate of home internet access to 95.5% in 2023 from 94.1% in 2022, and (5) an increase in individuals purchasing or ordering goods or services for private use online to 49.5% in 2023 from 46.2% in 2022, according to the Information and Communication Technologies Authority, ICTA.

Hepsiburada has been in operation in Türkiye’s e-commerce market since 2000. Hepsiburada has grown to become one of the market leaders in the space, while its competitors either adopted alternative business models or were acquired. For example, Gittigidiyor was launched in 2001 and was subsequently acquired by eBay in 2011. Hepsiburada’s main e-commerce competitors in Türkiye include Trendyol, Amazon and N11. Trendyol was founded in 2010, initially as an online fashion web-store, but after Alibaba acquired a majority stake in the company in 2018, it has increasingly focused on expanding its product offering across a broader set of categories, including regular marketplace categories as well as food and grocery deliveries via quick commerce. In August 2021, Trendyol completed a round of fundraising activity. Amazon entered the Turkish market in 2018, and remains focused on implementing its global model. N11 (initially owned by SK Group) has operated a competing marketplace business model since its launch in 2012. In 2022, Getir, a Türkiye-based quick delivery player, became a shareholder of N11 and subsequently became the sole owner in 2023. Following this acquisition, N11 launched “N11 Çabuk”, a quick-commerce service made utilizing Getir’s micro warehouses, with limited retail assortment and solely available in Istanbul. Also in 2022, eBay shut down its Gittigidiyor operations in Türkiye. The Turkish e-commerce retail market also features several small-sized marketplaces, including Pasaj (of Turkcell), Her Şey Yanımda (of Vodafone) and Pazarama (of İşbank). The majority of retail continues to be offline in Türkiye. As a result, offline retailers and omni-channel retailers are regarded as other players in the market.

Competition in the financial services sector in Türkiye is fragmented. Different companies are specialized in payments services, consumer financing, digital banking, etc. While banks are strategic partners in the financial services sector for both Hepsiburada and Hepsipay, they also are competitors to Hepsipay and Hepsifinans in other capacities. Hepsipay’s direct competitors include (i) wallet solutions of banks and payment service providers such as Masterpass, GarantiPay, WorldPay, and Jüzdan, (ii) telecommunications operators such as Paycell, Vodafone Pay and TT Ödeme, (iii) solutions-by-payment companies such as İyzico, Papara and Param, and (iv) direct payments with credit cards or debit cards. The financial services sector also includes more specialized consumer finance companies focusing on car loans, but Hepsifinans primarily competes with banks in the financial services sector. However, there are emerging competitors such as Kredim that focus purely on point of sale lending other than auto loans.

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

Inflation and Hyperinflation

The annual consumer price index (CPI) in Türkiye over the past five years has ranged from 11.8% to 64.8%. The CPI increased by 11.8%, 14.6%, 36.1%, 64.3% and 64.8% in 2019, 2020, 2021, 2022 and 2023, respectively, as published by TurkStat. The inflation indicators were still high during the first months of 2024, and annual CPI inflation was announced as 68.5% in March 2024. Inflation is expected to decline in 2024 with the year-end inflation forecast being around 36.0%, according to the most recent inflation report issued by the CBRT in February 2024.

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not establish an absolute rate when hyperinflation is deemed to arise and IASB does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that assist companies in exercising their judgment as to when restatement of financial statements becomes necessary. These guidelines consist of (i) analyzing the behavior of the population regarding preservation of wealth in non-monetary assets or in relatively stable foreign currency, prices being quoted in terms of a relatively stable currency, interest rates and wages being linked to a price index, and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. In March 2022, the IPTF, which monitors countries experiencing high inflation, categorized Türkiye as a country with projected 36 months’ cumulative inflation rate greater than 100%. Therefore, Turkish companies reporting under IFRS, including us, are required to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022. Under IAS 29, financial statements of an entity that reports in the currency of a hyperinflationary economy should be expressed in terms of the measuring unit current at the end of the reporting period and the amounts for the corresponding periods should also be stated in terms of the measuring unit current at the end of the reporting period. Non-monetary items which are not already expressed in terms of the measuring unit current valid at the end of the reporting period and components of owners’ equity in the statement of financial position, and all items in the statement of profit or loss and other comprehensive income would be restated by applying a general price index. In addition, gains or losses arising from net monetary position would be included in net income under a separate line item .

Inflation has an impact on the costs of inventories, which we generally aim to pass on to customers by increasing sales prices accordingly. However, if such costs cannot be passed on to customers through increased product prices due to competitive pressures or otherwise, this may have a negative impact on our margins. These factors negatively affected our margins in 2023 and may continue to negatively affect our margins in 2024. Separately, as the seller, we determine product prices for our Direct Sales operations. On our Marketplace, our merchants determine their price levels. Should they prefer, for any reason, to not pass through inflation to customers in their prices, our GMV growth may be slower than the level of inflation. Furthermore, inflationary pressures have and may continue to lead to a deterioration in the purchasing power of our customers. In 2023, pressure on the purchasing power of customers mainly resulted in a tendency among customers for product substitution with more affordable alternatives (i.e., towards lower-priced brands, regardless of whether for sales of essentials or non-essentials). Our platform offers a wide range of products with over 230.4 million SKUs as of December 31, 2023. We believe our large catalogue remains an advantage in our customers’ search for more affordable product alternatives.

In a high inflationary environment, liquidity becomes much more important for our suppliers and merchants. From time to time, we have and may continue to commit to shorter payment terms to continue securing favorable procurement prices in a hyperinflationary environment. Furthermore, our merchants may ask us for early payments for cash flow reasons. Accordingly, these may result in an unfavorable decrease in our negative net working capital position.

Our general business practice is to reflect the impact of inflation in our payroll and outsource staff expenses. A substantial portion of our other operating expenses are sensitive to the prevailing inflation although we negotiate and fix some of our unit costs, such as consultancy expenses and insurance policies. Shipping expenses used to be fixed at the beginning of each fiscal year, but given the significant increase in oil prices, an additional inflation adjustment on shipping prices (along with an adjustment on salaries) were applied in July 2023. Elevated inflation beyond what we or our business partners envisage at the beginning of the year may result in additional unit cost increases for such expenses. Our profitability remains sensitive to inflation trends throughout the year.

Regulatory Environment in E-Commerce

In 2022, significant amendments were made to the E-Commerce Law, and the E-Commerce Regulation was adopted, which introduced new obligations for electronic commerce intermediary service providers and electronic commerce service providers, such as Hepsiburada, with the aim of preventing unfair competition, a harmful competitive environment and monopolistic commercial practices in the Turkish e-commerce market. We are required to comply with certain obligations set forth in the E-Commerce Law and the E-Commerce Regulation and may face administrative fines in case of any violations. See Item 4.B. “Information on the Company—Business Overview—Regulatory Overview.”

The E-Commerce Law and the E-Commerce Regulation provide for different obligations depending on the annual Net Transaction Volume and number of transactions pertaining to electronic commerce intermediary service providers and electronic commerce service providers. Depending on our annual Net Transaction Volume and number of transactions, the scope of our obligations under the E-Commerce Law and the E-Commerce Regulation may be subject to change, which may materially affect our business. Hepsiburada’s Net Transaction Volume in 2023 was below the TRY 98,851.5 million threshold.

The provisions of the amendments to the E-Commerce Law and the E-Commerce Regulation introduced in 2022 that are most likely to be directly relevant to the Company include the following:

●limits on the total amount of advertising and marketing expenditures and customer discounts with the goal to prevent e-commerce platforms from gaining an asymmetric market share through excessive discounts and excessive marketing by using disproportionate economic power. This provision went into effect on January 1, 2023. In 2023, we were not subject to any restrictions with respect to advertisement and discount budgets as our Net Transaction Volume in 2022 did not exceed TRY 45 billion. In 2024, we continue not to be subject to any restrictions with respect to advertisement and discount budgets, since we are below the threshold applicable in 2024 of TRY 98,851.5 million. If our Net Transaction Volume exceeds the threshold for the relevant period and we become subject to advertisement and discount budget restrictions in the upcoming years, we may have to limit our advertisement and discount expenditures, which could directly or indirectly have an adverse impact on our business.
●restrictions on engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing activities within a platform and the provision of last-mile delivery services to third parties. This provision went into effect on January 1, 2024. Similarly to the above, we are not subject to restrictions concerning the provision of payments and financial services and last-mile delivery services to third parties as the restrictions apply only to companies whose Net Transaction Volume exceeds TRY 197,703 million. It is expected that the applicable threshold will be adjusted every year, and our Net Transaction Volume will need to be assessed on an annual basis.
●a ban on the sale of private label products for all e-commerce companies on their own platforms. This provision went into effect on January 1, 2024. We have continued our private label business in the fashion category outside of Türkiye as part of our HepsiGlobal operations, which are not quantitatively material to the Company. We are also considering selling our private label products on other platforms in Türkiye.

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
●a requirement to include mandatory elements of intermediation contracts concluded between electronic commerce intermediary service providers and electronic commerce service providers. The E-Commerce Regulation provides for additional mandatory elements for the intermediation contracts of medium, large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). These provisions went into effect on January 1, 2023. The relevant provisions of intermediation contracts concluded before January 1, 2023 that were not amended to comply with the E-Commerce Regulation within six months are invalid. We believe we made the necessary amendments to our contracts in a timely fashion to ensure compliance with these provisions.
●a new obligation for electronic commerce intermediary service providers operating in Türkiye whose Net Transaction Volume is over TRY 32,950.5 million in a calendar year and the number of transactions (excluding cancellations and returns) is over one hundred thousand, to obtain and annually renew an e-commerce license upon payment of a license fee. The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Volume derived from within Türkiye for the prior calendar year such that the effective license fee applied would be the sum of progressively higher proportions of the electronic commerce intermediary service provider’s Net Transaction Volume exceeding the thresholds specified in the E-Commerce Law. Where the Net Transaction Volume is between TRY 32,950.5 million and TRY 65,901 million, the license fee is calculated as the three per ten thousand of the amount exceeding TRY 32,950.5 million. In case Net Transaction Volume is between TRY 65,901 million and TRY 98,851.5 million, the license fee is the sum of the above amount, plus five per thousand of the part exceeding TRY 65,901 million. For example, a Net Transaction Volume of TRY 75 billion in 2023 would have yielded a license fee of TRY 55.4 million, being the sum of the three per ten thousand of the differential between TRY 32,950.5 million and TRY 65,901.0 million, and five per thousand of the TRY 9,099.0 million excess over TRY 65,901.0 million. This provision goes into effect on January 1, 2025. In line with the above, if our Net Transaction Volume stays above TRY 32,950.5 million and the number of our transactions (excluding cancellations and returns) stays over one hundred thousand until January 1, 2025, we will be subject to the obligation to obtain an e-commerce license and pay the relevant license fee. The license fee will materially increase if our Net Transaction Volume passes the threshold of TRY 98,851.5 million.

See Item 3.D. “Key Information—Risk Factors—Risks Relating to Türkiye—Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.”

Growth, Retention and Engagement of our Customers

Our ability to generate revenues and profits mainly depends on increasing order frequency and customer loyalty as well as expanding our Active Customer base, which, in turn, depend on our success in improving the customer experience through expanded logistics and fulfillment capabilities, developing and improving our platform and offering new products and services. We believe our Hepsiburada brand, hybrid commerce model with a unified 1P and 3P catalogue, and strong customer and merchant value propositions create powerful network effects. As of December 31, 2023, we had 11.9 million Active Customers compared to 12.2 million as of December 31, 2022, and 11.3 million as of December 31, 2021. The loss of customers during the February earthquakes had a negative impact on our total Active Customer base for 2023. We have also prioritized order frequency growth from our existing customer base rather than customer acquisition given our profitability prioritization. Going forward, we aim to increase both frequency and total number of Active Customers by our continued focus on our Hepsiburada Premium loyalty program, expanding our selection and by collaborating with other non-competing online platforms. For the year ended December 31, 2023, we had a frequency of orders of 9.5 compared to 6.6 for the year ended December 31, 2022 and 4.7 for the year ended December 31, 2021 Strong digital products orders continued to fuel the rise in order frequency. Order frequency (excluding digital products orders) was 6.3 in 2023 compared to 5.4 in 2022, corresponding to 16.1% growth.

Our increasing selection of products and services, price competitiveness, attractive loyalty program and wide range of lending solutions are other factors that contribute to maintaining our Active Customer base and increasing the frequency of orders on our platform, which in turn draws more merchants and further enhances our customer value proposition. As of December 31, 2023, there were over 230.4 million SKUs on our platform (compared to 163.6 million SKUs as of December 31, 2022, and 90.3 million SKUs as of December 31, 2021) across 30 different product categories, including appliances, books & hobbies, fashion & lifestyle, home & garden, supermarket, mobile and technology products.

Some of the main drivers of our GMV growth have been the increase in the number of orders and the average order value. As a result of increased customer loyalty and a wider selection of products, we observed a 40.6% increase in number of orders on our platform to 113.0 million in 2023, from 80.4 million in 2022 and 53.5 million in 2021. Strong customer demand for our digital products contributed to the 40.6% rise in number of orders. Excluding the orders of digital products, number of orders would have been 75.1 million in 2023, compared to 66.1 million in 2022, corresponding to 13.7% growth. Meanwhile, the average order value (excluding digital products) grew by 15.2% in 2023, compared to 2022. The increase in average order value growth (excluding digital products) is attributable mainly to a faster-than-inflation rise in average selling prices and to the higher share of large-ticket items in electronics in 2023.

We are focused on growing our subscription-based loyalty program, Hepsiburada Premium, launched on July 1, 2022, which replaced our previous loyalty program “Loyalty Club.” All memberships in Loyalty Club were canceled in line with the Loyalty Club’s rules in October 2022 and the program was dissolved. Hepsiburada Premium aims to promote increased customer retention, and create sustainable and recurring revenue by increasing the order frequency of our customers. As of December 31, 2023, we had 2.2 million Hepsiburada Premium members. These members enjoy access to a wide range of benefits that include free delivery, cashback subject to certain conditions, and free access to an on-demand streaming service, among other things. Hepsiburada Premium members tend to shop more often. We value this program for its higher engagement and order frequency generated among its members. Our data in the fourth quarter of 2023 indicate that Hepsiburada Premium customers’ monthly order frequency was 1.4 times the frequency those customers had generated before joining the program.

Moreover, we aim to leverage our deep understanding of our customers’ preferences, which we have developed over our more than 20 years of operation, and our advanced in-house lifecycle management engines powered by artificial intelligence and deep-learning technologies, to drive higher engagement and retention of customers and frequency of transactions on our platform. Adopting new technologies, upgrading our online platform and maintaining and improving our technology infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel, which can result in increased capital expenditure and operational expenses. On the other hand, these initiatives also enable us to retain and grow our customer base and in turn increase order frequency.

Our results of operations, in particular our sales of goods revenue and services revenue, as well as our profitability and our GMV are dependent on our ability to engage with and retain our customer base. We also aim to grow our customer base with a focus on increasing customer retention and order frequency.

Number of Merchants and the Product Assortment Offered on Our Platform

We believe we are an attractive digital platform for merchants to access consumers across Türkiye. We offer an online platform that had over 63 million members and 11.9 million Active Customers as of December 31, 2023. Within our Marketplace operations, we believe we have one of the largest merchant bases in Türkiye, with approximately 101.5 thousand Active Merchants as of December 31, 2023. As of the years ended December 31, 2023, 2022 and 2021, our Marketplace, which is based on a 3P model of merchants selling on our platform, represented approximately 66.9%, 66.7% and 68.0% of our total GMV, respectively.

As of December 31, 2023, of our approximately 101.5 thousand Active Merchants, approximately 99.1 thousand were SMEs and the remaining approximately 2.4 thousand were key account merchants. Key account merchants enable us to provide products from top brands, high volumes and quality while SMEs provide us with product assortment and variety. In order to ensure high quality standards, we have strict policies that allow us to monitor merchants’ end-to-end operations and performance on our platform.

From 2021 to 2023, our Active Merchant base grew at a CAGR of approximately 16.3%. The growth in our Active Merchant base enabled us to increase our product selection with competitive pricing. In our Marketplace, we offer a wide assortment of products and intend to continue expanding our catalog to strengthen our position as a one-stop shop for all of our customers’ shopping needs. We organize the listings in our platform in what we believe is an intuitive and easy-to-use directory that facilitates the browsing and viewing of listings. As of December 31, 2023, there were over 230.4 million SKUs on our platform (compared to 163.6 million SKUs in 2022) across 30 different product categories.

We have our toolsets and solutions for our merchants, including Hepsiburada My Business Partner. Through Hepsiburada My Business Partner, our merchants can view their transaction summary, handle inventory management, respond to any customer questions, review their financial summary and connect to customer services, as well as our training portal on this platform (HepsiAkademi). During 2023, over 233 thousand training sessions were completed at HepsiAkademi on the Hepsiburada My Business Partner platform and we believe those trainings were instrumental in accelerating the integration of our merchants into our platform. In addition, average onboarding speed reduced by 0.6 days in 2023 to approximately 3.2 days, compared to approximately 3.8 days in 2022, considering our performances in the fourth quarter of each respective year.

We are continuously upgrading our technology to provide improved performance, increased scale and better integration among our core businesses and end-to-end solutions to our merchants. Such solutions mainly include fulfillment services, last-mile delivery services, payment solutions and advertisement solutions (see Item 4.B. “Business Overview—Strategic Assets”). In addition, we facilitate financing to our merchants (in the case of Marketplace) and suppliers (in the case of Direct Sales), enabling them to optimize their cash flow management. Through our supplier and merchant financing service, merchants and suppliers can collect their receivables on a discounted basis (i.e., reduced to account for commission and interest relating to the service) at a date earlier than their original collection date. See Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing.”

Efficiency of our Logistics Infrastructure

We offer an end-to-end ecosystem with full in-house capabilities across fulfillment, logistics and last mile delivery in Türkiye.

Our logistics infrastructure comprises a network of nine fulfillment centers across Türkiye, including our Gebze fulfillment center which is one of the largest dedicated e-commerce operation centers in the region in terms of square meters. Our fulfillment centers, including regional warehouses, encompass a total area of approximately 162 thousand square meters.

We provide last-mile delivery services through HepsiJet. Launched in 2016, HepsiJet provided last-mile delivery logistics across 81 cities in Türkiye as of December 31, 2023, through our nine fulfillment centers, 18 transfer hubs, and 213 cross-docks encompassing an area of 233 thousand square-meters. Since 2021, HepsiJet also offers two-man cargo handling for oversized products under the brand HepsiJet XL. As of December 31, 2023, HepsiJet services were available with 3,187 carriers (carriers increased by 30% from December 31, 2022 to December 31, 2023). Our carriers (i.e., motorcycle and truck carriers) are independent third parties (i.e., we subcontract carriers who use their own vehicles for this service rather than using our employees or vehicles) and we also subcontract additional carriers as necessary through several delivery services providers. We also have a pick-up & drop-off (PUDO) network of 6,046 parcel lockers and pick-up points in partnership with gas stations, distributor networks of other retailers and service points of other delivery companies, complementing our logistics services.

In 2023, HepsiJet delivered 92% of Direct Sales and 61% of total Marketplace parcels. Around 82% of Direct Sales delivered by HepsiJet arrived the next day (calculated from acceptance of parcel by HepsiJet to delivery). HepsiJet’s average delivery times for the years ended December 31, 2023 and 2022 were 1.7 days and 1.7 days, respectively, as compared to the average delivery time of 2.6 days for 2023 among third-party last mile delivery services providers.

We believe that our logistics infrastructure is an important pillar of our success and enables us to improve the customer experience. Our return pickup services from a customer’s address at their preferred time across the country at no additional fee (subject to certain exceptions) through HepsiJet is a convenient service for our customers, contributing to their overall purchasing experience on our platform. We further enhance this infrastructure advantage by applying technology to increase operational and cost efficiency, with examples such as AI-driven route optimization capabilities for HepsiJet drivers and advanced fulfillment center automation.

Our operating expenses are, in part, dependent on our shipping and packaging expenses, which are correlated with a number of factors, including volume of orders and levels of utilization of our fulfillment centers. Additionally, availability and efficiency of our HepsiJet services are amongst the key factors affecting our ability for last-mile delivery services. We also believe that further expansion of our HepsiJet last-mile services “on-platform”, as well as for third parties (“off-platform”, with over 2,000 off-platform clients at the end of 2023), will give us an ability to provide delivery services in a more cost-effective manner, resulting in higher revenues, decreased operational expenses and therefore increased profits.

Our Ability to Leverage our Growing Scale

Our ability to retain our position in the Turkish e-commerce market is dependent on our ability to retain, grow and expand our core e-commerce business, as well as on our ability to expand our services, particularly affordability solutions (i.e., lending) and last-mile delivery services to third parties.

In our Marketplace and Direct Sales operations, we believe our ability to retain (i) our leading position based on aided brand awareness of 100% in 2023 (FutureBright Research Brand Health Report), (ii) high levels of traffic (320 million average monthly visits on our platform in 2023), and (iii) our wide selection of product offerings (over 230.4 million SKUs across 30 different product categories in 2023) has driven our results of operations, in particular our revenues, our profitability and our GMV. To enable this, we have dedicated marketing teams that cover our advertising and marketing needs across all product categories and channels. Our marketing organization is designed to explicitly address brand marketing, customer value management, performance marketing, commercial marketing and influencer marketing functions across teams. In addition, as our business has been driven by technology and data since its inception, we aim to leverage data and technology to provide the best experience to our users. For this purpose, our engineering and technology teams focus on security, availability, scalability and performance of our technology infrastructure while preparing new product features across our website and mobile applications. Our technology department is essential to our ability to implement our strategy and maintain our position in the Turkish e-commerce market.

In addition, we expanded our commerce platform during 2021, 2022 and 2023, and developed an ecosystem of services. The ecosystem we have been building includes Hepsipay, HepsiJet, HepsiLojistik, HepsiAd and HepsiGlobal as of the date of this annual report. We have taken advantage of the natural synergies that exist between our services to increase adoption amongst our customer and merchant base. We believe a greater utilization of our resources will drive further improvements in our unit economics. During 2023, we worked on building and enhancing our HepsiAd solutions, which include display advertising, sponsored brands and products as well as pop-up and push notifications. These solutions were used by around 18 thousand merchants in 2023. One of our focus areas for 2024 is to increase the number of merchants utilizing HepsiAd’s solutions.

Launched in 2016, HepsiJet provides last-mile delivery logistics across 81 cities in Türkiye through our 9 fulfillment centers, 18 transfer hubs, 213 cross-docks encompassing an total area of 233 thousand square-meters as December 31, 2023. In 2021, HepsiJet expanded its service offering to include two-man cargo handling under the brand HepsiJet XL. Similar to HepsiJet last-mile delivery services, we expect HepsiJet XL to become the primary delivery service provided for two-man cargo handling operations required for deliveries of products purchased through the Hepsiburada platform. We aim to continue to differentiate our customer experience with our nationwide logistics network. Additionally, HepsiJet serves other retailers in Türkiye as part of our strategic priorities. The share of external customer volume in HepsiJet’s operations increased to 24.9% in 2023, from 19.6% in 2022.

In June 2021, we launched Hepsipay Wallet, which enables instant return and cancellation credit and cashback. It is designed to be a “companion wallet” to mobilize, spend, transfer and save money in a flexible manner across online and offline channels. In 2021, we acquired Hepsifinans, which holds a consumer financing license. Since the first quarter of 2022, we offer the first end-to-end digital “Buy-Now-Pay-Later” solution for e-commerce in the Turkish market which provides customers the opportunity to complete their purchase and submit payment a month later or in up to 12 monthly installments. As of December 31, 2023, our BNPL solution had been used by over 328 thousand customers with approximately 978 thousand orders processed through our non-card affordability solutions (including BNPL and shopping loans). In May 2023, we launched Hepsipay prepaid card, which enables customers to spend their Hepsipay Wallet balance in offline retailers via QR payments and in online stores. Around one million Hepsipay prepaid cards had been issued through the Hepsiburada mobile app as of December 31, 2023. In July 2023, Hepsipay launched its one-click checkout offering “Pay with Hepsipay.” As of December 31, 2023, Pay with Hepsipay was integrated into the online checkout of 10 retailers. Through this offering, Hepsipay has gained a share of these retailers’ online sales by enabling payment with cards stored on the Hepsipay Wallet. During 2023, we worked on our capabilities to offer our customers consumer financing solutions, in addition to those offered by leading banks already available through our platform. In early 2024, we launched our consumer finance operations. We expect to further upscale our financial services in 2024.

Given their levels of maturity, growth rates, and scale, in the long term we believe these investments will enhance our market position and positively impact our total revenue, Gross Contribution and Free Cash Flow. For the year ended December 31, 2024, we anticipate that HepsiJet will account for approximately 13% of total capital expenditure and Hepsipay will account for approximately 24% of total capital expenditure (compared to approximately 13% in 2023). For further discussion on our total capital expenditure in 2023, see “—Capital Expenditures.” Several factors, including demand, the competitive landscape and internal capabilities, may impact our decision to ultimately reconsider, change, or delay our original plans related to these assets. For a discussion of risks related to our strategic assets and complementary businesses, including risks related to future costs, please see “Risk Factors—Risks Relating to Our Business and Industry—We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve operational profitability going forward.”

Seasonality

Our business is affected by seasonality, which historically has resulted in higher sales volumes during the fourth quarter of the year compared to the other quarters, and we expect this to continue. Higher sales during the fourth quarter of the year are mainly attributable to the increased demand for products during the peak New Year season in December, as well as sales during the month of November, which we refer to as “Legendary November.” During Legendary November in 2023, our average daily GMV was roughly 1.64 times our average daily GMV for the remaining 11 months in 2023. As a result of peak seasonal sales, as of December 31 of each year, our cash flows provided by our operations typically reach an elevated level. This operating cycle results in a corresponding increase in accounts payable, combined with a decrease in inventories, as of December 31st. Our accounts payable balance generally declines during the first month of each year, resulting in a corresponding decline in cash flows provided by our operations. Additionally, we typically experience decreased frequency and traffic on our platform during the summer vacation months. See “—Liquidity and Capital Resources.”

Exchange Rate Volatility

We are exposed to foreign exchange rate risks mainly between Turkish Lira and U.S. dollars. Although our income, expenses, assets and liabilities are primarily denominated in Turkish Lira, we also maintain non- Turkish Lira denominated assets and liabilities, primarily in U.S. dollars. As of December 31, 2023, 2022 and 2021, we maintained Turkish Lira equivalent assets in U.S. dollars of TRY 6,135.0 million, TRY 4,712.6 million and TRY 13,294.7 million, respectively, primarily consisting of cash, cash equivalents and financial investments. As of the same periods, we maintained Turkish Lira equivalent liabilities in U.S. dollars of TRY 1,285.4 million, TRY 1,830.2 million and TRY 1,758.5 million, respectively, primarily consisting of trade payables and payables to merchants and due to related parties.

If, as of December 31, 2023, 2022 and 2021, the U.S. dollar had strengthened or weakened by 10% against the Turkish Lira, with all other variables held constant, income/(loss) before income taxes would have been TRY 485.0 million higher/lower, TRY 288.2 million lower/higher and TRY 1,153.6 million lower/higher, respectively, in each case as a result of foreign exchange losses/gains on the translation of U.S. dollar assets and liabilities. We do not currently undertake any currency hedging to manage our exposure in Türkiye to changes in foreign exchange rates because such hedging strategies are not available on commercially reasonable terms.

In 2023, the U.S. dollar appreciated 43.5% against the Turkish Lira, on average, as compared to 2022. This has resulted in TRY 2,413.0 million in foreign exchange gains from our U.S. dollar denominated bank deposits (including IPO proceeds) and financial investments. While we continue to hold a considerable cash position denominated in U.S. dollars as at the date of this annual report and therefore any further Turkish Lira depreciation would have a positive impact on our consolidated financial statements, any sudden and significant changes in foreign exchange rates may have an adverse impact on our operating environment, and consequently our financial condition, revenue and results of operations. As in the case of inflation, the U.S. dollar appreciation has a negative impact on customers’ disposable income if increases in wages and salaries do not match such decline. Furthermore, U.S. dollar appreciation triggers a rise in oil prices, negatively impacting the costs of delivery service for merchants and in our Direct Sales. In addition, U.S. dollar appreciation triggers a rise in prices of nearly any imported good, particularly consumer electronics almost immediately. While such price increases may suggest a cost benefit in Direct Sales over existing inventory, this may decrease consumption levels should consumers’ purchasing power not stay at the same levels.

Impact of the February 2023 Earthquakes in Türkiye

On February 6, 2023, two high-magnitude earthquakes, with their epicenters in Kahramanmaraş impacted primarily 11 provinces across the southeastern region of Türkiye, directly affecting the lives of around 14 million people.

None of our employees lost their lives as a result of the disaster. Our physical headquarters and offices, and our Gebze fulfillment center (where most of our employees are based, apart from those working remotely) are located beyond the earthquake zone and hence were unaffected.

Eight out of HepsiJet’s then-existing network of 192 cross-dock points (i.e., parcel transfer centers) were directly impacted and required renovation. All had resumed operations, either at newly rented locations or through renovation of existing locations, by the end of March 2023.

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

Segments

Our Company is comprised of one reportable segment, namely e-commerce operations. Therefore we do not present any segment information in our audited consolidated financials .

Summary Consolidated Financial and Other Data

The summary consolidated statement of comprehensive income/(loss), consolidated balance sheet and consolidated statement of cash flows as of and for the years ended December 31, 2023, 2022 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

We present our audited consolidated financial statements in Turkish Lira.

The summary consolidated financial and other data set forth below should be read in conjunction with the other sections of this Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Summary Consolidated Statement of Comprehensive Income/Loss

	Year ended December 31,
	2023	2022	2021
	(audited)	(audited)	(audited)
	(thousand Turkish Lira)
Revenues	35,558,521	26,478,009	24,792,125
Cost of inventory sold	(24,788,674)	(20,723,995)	(19,437,507)
Shipping and packaging expenses	(3,323,926)	(2,629,327)	(3,129,641)
Payroll and outsource staff expenses	(3,504,010)	(2,949,586)	(2,615,881)
Advertising expenses	(2,427,752)	(2,908,700)	(4,862,066)
Technology expenses	(412,177)	(302,220)	(204,238)
Depreciation and amortization	(1,174,133)	(844,891)	(637,012)
Other operating income	478,979	129,600	262,337
Other operating expenses	(1,131,805)	(1,361,640)	(944,750)
Operating loss	(724,977)	(5,112,750)	(6,776,633)
Financial income	3,539,610	3,153,151	6,630,917
Financial expenses	(4,010,055)	(2,817,667)	(3,277,178)
Monetary gains/(losses)	1,270,956	(13,421)	92,814
Income/(Loss) before income taxes	75,534	(4,790,687)	(3,330,080)
Taxation on income	—	—	—
Income/(Loss) for the year	75,534	(4,790,687)	(3,330,080)
Actuarial losses arising on re-measurement of post-employment benefits	(75,111)	(23,041)	(10,969)
Total comprehensive income/(loss) for the year	423	(4,813,728)	(3,341,049)

Summary Consolidated Balance Sheet

	As of December 31,
	2023	2022	2021
	(audited)	(audited)	(audited)
	(thousand Turkish Lira)
Current assets	14,624,244	13,804,922	19,480,755
Non-current assets	2,956,371	2,783,381	2,576,892
Total assets	17,580,615	16,588,303	22,057,647
Current liabilities	13,646,088	12,762,902	13,540,527
Non-current liabilities	631,748	459,603	588,217
Equity	3,302,779	3,365,798	7,928,903
Total equity and liabilities	17,580,615	16,588,303	22,057,647

Summary Consolidated Statements of Cash Flows

	Year ended December 31,
	2023	2022	2021
	(audited)	(audited)	(audited)
	(thousand Turkish Lira)
Cash and cash equivalents at beginning of the year(1)	8,666,727	10,319,646	2,181,563
Net cash provided by/ (used in) operating activities	5,019,115	706,816	(47,393)
Net cash provided by/ (used in) investing activities	(1,678,289)	1,805,696	(3,115,701)
Net cash provided by/ (used in) financing activities	(3,330,021)	(2,429,440)	10,848,360
Net increase in cash and cash equivalents	10,805	83,072	7,685,266
Effects of exchange rate changes on cash and cash equivalents	174,423	1,607,314	2,993,836
Effects of inflation on cash and cash equivalents	(3,352,790)	(3,343,305)	(2,541,019)
Cash and cash equivalents at end of the year(1)	5,499,165	8,666,727	10,319,646
(1)

“Cash and cash equivalents at beginning of the year” and “Cash and cash equivalents at end of the year” in our consolidated statements of cash flows exclude interest accrual. For a detailed discussion and reconciliation to “Cash and cash equivalents” in our consolidated balance sheet, see Note 4 to our audited consolidated financial statements included elsewhere in this annual report.

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

	As of, and for the year ended, December 31,
	2023	2022	2021
GMV (TRY in billions) (1)	116.5	88.9	85.7
Marketplace GMV (TRY in billions) (2)	77.9	59.3	58.3
Share of Marketplace GMV (%) (3)	66.9	66.7	68.0
Number of orders (in millions)	113.0	80.4	53.5
Active Customers (in millions)	11.9	12.2	11.3
Gross Contribution (TRY in millions) (4) (5)	10,769.8	5,754.0	5,354.6
Gross Contribution Margin (%)	9.2	6.5	6.3
EBITDA (TRY in millions) (4) (6)	449.2	(4,267.9)	(6,139.6)
EBITDA as a percentage of GMV (%)	0.4	(4.8)	(7.2)
Free Cash Flow (TRY in millions) (4) (7)	3,873.0	(685.4)	(688.0)
Net Working Capital (TRY in millions) (4) (8)	(5,906.5)	(7,383.0)	(6,697.5)
(1)

References to “GMV” are to gross merchandise value, which refers to the total value of orders/products sold through our platform over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants.

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

The following table shows the calculation of Gross Contribution for the periods presented.

	For the year ended December 31,
	2023	2022	2021

	(audited)
	(in thousands Turkish Lira)
Revenues(a)	35,558,521	26,478,009	24,792,125
Cost of inventory sold(b)	(24,788,674)	(20,723,995)	(19,437,507)
Gross Contribution	10,769,847	5,754,014	5,354,618
(a)	See “—Components of Our Results of Operations—Revenues.”
(b)	See “—Components of Our Results of Operations—Operating Expenses.”
(6)	References to “EBITDA” are to profit or loss for the period plus taxation on income less financial income plus financial expenses plus depreciation and amortization plus monetary gains/(losses).

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

The following table shows the reconciliation of EBITDA to income/(loss) for the years presented.

	Year ended December 31,
	2023	2022	2021

	(thousand Turkish Lira)
Income/(Loss) for the year	75,534	(4,790,687)	(3,330,080)
Taxation on income	—	—	—
Financial income	3,539,610	3,153,151	6,630,917
Financial expenses	(4,010,055)	(2,817,667)	(3,277,178)
Depreciation and amortization	(1,174,133)	(844,891)	(637,012)
Monetary gains/(losses)	1,270,956	(13,421)	92,814
EBITDA	449,156	(4,267,859)	(6,139,621)

(7)	References to “Free Cash Flow” are to net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment.

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

The following table shows the reconciliation of Free Cash Flow to net cash provided by/ (used in) operating activities for the periods presented.

	Year ended December 31,
	2023	2022	2021

	(thousand Turkish Lira)
Net cash provided by/ (used in) operating activities	5,019,115	706,816	(47,393)
Capital expenditures(a)	(1,153,719)	(1,393,085)	(645,083)
Proceeds from the sale of property and equipment	7,559	822	4,520
Free Cash Flow	3,872,955	(685,447)	(687,956)

(a) See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Material Cash Requirements—Capital Expenditures.”

(8)

References to “Net Working Capital” are to current assets (excluding cash and cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities). Net Working Capital is presented as of December 31, 2023, 2022 and 2021.

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

See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources—Net Working Capital” for a reconciliation of Net Working Capital to current assets and current liabilities.

Components of Our Results of Operations

Revenues

Our revenues consist of:

(i)	sales of goods revenue generated under our 1P-model Direct Sales operations;
(ii)	marketplace revenues (generated under our 3P-model) comprising (a) Marketplace commission, (b) transaction fees and (c) other contractual charges to merchants;
(iii)	delivery services revenue generated under 3P-model Marketplace, as well as delivery services provided to third parties outside of our online platform; and
(iv)	other service revenue generated from our advertising services, fulfillment services,subscription services and other commissions.

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

Delivery service revenue

The delivery services are charged to our merchants and customers, in Marketplace operations. Charges for delivery services also include revenue generated from last-mile delivery services to third parties (through our HepsiJet services).

Other service revenue

Other service revenue primarily comprises advertising services revenue, fulfillment revenue, subscription services revenue and other commission revenues.

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
(c)

Payroll and outsource staff expenses primarily consist of all payroll and related expenses in addition to costs related to our outsourced personnel; however, payroll expenses for certain employees in the technology team who are responsible for website development are capitalized in our financial statements. Therefore our payroll and outsource staff expenses excludes costs related to such employees;

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
(g)

Other operating expenses consists of expenses related to several legal cases, utilities, consultancy, rent expenses, credit card processing, insurance, withholding tax, vehicle fuel, credit card chargebacks, internet line, irrecoverable value added tax, maintenance expenses, stationary, travel, provision for doubtful receivables and other expenses; and

(h)

Other operating income consists of income related to contribution income, partnership income, withholding tax expense, depositary service, brand promotions, services charges, released provisions and other income.

Financial income

Financial income consists of foreign currency exchange gains, interest income, fair value gains on financial assets at fair value and other income.

Financial expenses

Financial expenses consist of commission expenses due to early collection of credit card receivables, foreign currency exchange losses, interest expenses on bank borrowings, interest expenses on purchases, interest expenses on lease liabilities, fair value losses on financial assets at fair value and other expenses.

Monetary gains/(losses)

Monetary gains/(losses) on the net monetary position is derived as the difference resulting from the restatement of non-monetary assets, owners’ equity and items in the statements of comprehensive income/(loss) and the adjustment of index linked assets and liabilities.

Taxation on income

Taxation on income consists of tax calculated at the enacted tax rate, the effect of disallowable expenses, and deferred income tax assets not recognized. We are subject to Turkish corporate income tax, and set aside tax provisions in our financial statements for the estimated charge based on our results for the period. Corporate tax is applicable to the taxable corporate income, which is calculated based on the statutory accounting profit by adding back the non-deductible expenses, and by deducting the tax-exempt earnings, other exempt income and other deductions (e.g., losses in previous periods, investment incentives utilized and specific allowances). The corporate income tax rate in Türkiye was 25% in 2023, 23% in 2022 and 25% in 2021. We may also be subject to one-off taxes. We were not subject to the one-time earthquake tax for the 2022 accounting period which amounted to a rate of 10% on exemption and deduction amounts applied on income under the applicable laws, among other items. However, any amendments to the tax legislation or subsequent practice of tax authorities may require us to pay an earthquake or other one-off tax in the future, including on a retroactive basis for the prior accounting periods.

A.Operating Results

Results of Operations

Below are our results of operations for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021
	(audited)	(audited)	(audited)
	(in thousands Turkish Lira)
Revenues	35,558,521	26,478,009	24,792,125
Cost of inventory sold	(24,788,674)	(20,723,995)	(19,437,507)
Shipping and packaging expenses	(3,323,926)	(2,629,327)	(3,129,641)
Payroll and outsource staff expenses	(3,504,010)	(2,949,586)	(2,615,881)
Advertising expenses	(2,427,752)	(2,908,700)	(4,862,066)
Technology expenses	(412,177)	(302,220)	(204,238)
Depreciation and amortization	(1,174,133)	(844,891)	(637,012)
Other operating income	478,979	129,600	262,337
Other operating expenses	(1,131,805)	(1,361,640)	(944,750)
Operating loss	(724,977)	(5,112,750)	(6,776,633)
Financial income	3,539,610	3,153,151	6,630,917
Financial expenses	(4,010,055)	(2,817,667)	(3,277,178)
Monetary gains/(losses)	1,270,956	(13,421)	92,814
Income/(loss) before income taxes	75,534	(4,790,687)	(3,330,080)
Taxation on income	—	—	—
Income/(loss) for the year	75,534	(4,790,687)	(3,330,080)
Items that will not be reclassified to profit or loss:
Actuarial losses arising on re-measurement of post-employment benefits	(75,111)	(23,041)	(10,969)
Total comprehensive income/(loss) for the year	423	(4,813,728)	(3,341,049)

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Below is our revenues, broken down by source, for the years ended December 31, 2023 and 2022 and as a percentage of total revenues:

	Year ended December 31,
	2023		2022		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Sales of goods	26,353,506	74.1	20,735,523	78.3	5,617,983	27.1
Marketplace revenues	4,486,402	12.6	2,804,882	10.6	1,681,520	59.9
Delivery services revenue	3,622,413	10.2	2,450,320	9.3	1,172,093	47.8
Other	1,096,200	3.1	487,284	1.8	608,916	125.0
Revenues	35,558,521	100.0	26,478,009	100.0	9,080,512	34.3

Our revenues increased by TRY 9,080,512 thousand, or 34.3%, to TRY 35,558,521 thousand in the year ended December 31, 2023 from TRY 26,478,009 thousand in the year ended December 31, 2022. This was primarily attributable to a TRY 5,617,983 thousand or 27.1% increase in sales of goods to TRY 26,353,506 thousand in 2023 compared to TRY 20,735,523 thousand in 2022. Marketplace revenues increased by 59.9% to TRY 4,486,402 thousand in 2023 compared to TRY 2,804,882 thousand in 2022. Delivery services revenue increased by 47.8% to TRY 3,622,413 thousand in 2023 compared to TRY 2,450,320 thousand in 2022. Meanwhile, other service revenue, which mainly consisted of advertising services, Hepsiburada Premium subscriptions and HepsiLojistik revenue streams, grew by 125.0% to TRY 1,096,200 thousand in 2023 compared to TRY 487,284 thousand in 2022.

In 2023, the number of orders increased by 13.7% (excluding digital products) compared to 2022 due to the continued rise in order frequency. Meanwhile, average order value increased by 15.2% (excluding digital products) in 2023 compared to the corresponding periods in 2022. The increase in average order value growth (excluding digital products) is attributable mainly to a faster-than-inflation rise in average selling prices and to the higher share of large-ticket items in electronics in 2023.

The increase in the number of orders combined with the increase in average order value (as further detailed above) resulted in 31.0% growth on an annual basis in sales of goods and marketplace revenues, on an aggregate basis, compared to 2022.

The 59.9% year-on-year growth in Marketplace revenue was higher than the 27.1% year-on-year growth in sales of goods revenue mainly due to the optimization of discount campaigns in our Marketplace operations.

The 47.8% increase in delivery service revenue compared to 2022 was mainly due to (i) annual and mid-year rises in unit delivery service charges, (ii) an increase in delivery service revenue from off-platform customers of HepsiJet and (iii) an increase in the number of parcels delivered.

The 125.0% growth in other revenue was mainly driven by 95.3% growth in our advertising services revenues (including our HepsiAd services and co-marketing revenues) and 824.6% growth in Hepsiburada Premium subscription revenues compared to 2022. HepsiAd services revenue as a percentage of GMV was approximately 0.2% in 2023.

Operating expenses

Below are our operating expenses, broken down by category, for the years ended December 31, 2023 and 2022 and as a percentage of total revenue:

	2023		2022		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Cost of inventory sold	(24,788,674)	69.7	(20,723,995)	78.3	(4,064,679)	19.6
Shipping and packaging expenses	(3,323,926)	9.3	(2,629,327)	9.9	(694,599)	26.4
Payroll and outsource staff expenses	(3,504,010)	9.9	(2,949,586)	11.1	(554,424)	18.8
Advertising expenses	(2,427,752)	6.8	(2,908,700)	11.0	480,948	(16.5)
Technology expenses	(412,177)	1.2	(302,220)	1.1	(109,957)	36.4
Depreciation and amortization	(1,174,133)	3.3	(844,891)	3.2	(329,242)	39.0
Other operating income	478,979	(1.3)	129,600	(0.5)	349,379	269.6
Other operating expenses	(1,131,805)	3.2	(1,361,640)	5.1	229,835	(16.9)
Operating expenses	(36,283,498)	102.0	(31,590,759)	119.3	(4,692,739)	14.9

Our operating expenses increased by TRY 4,692,739 thousand, or 14.9%, to TRY 36,238,498 thousand for the year ended December 31, 2023 from TRY 31,590,759 thousand for the year ended December 31, 2022. This increase was mainly due to a 19.6% increase in cost of inventory sold, a 26.4% increase in shipping and packaging expenses, an 18.8% increase in payroll and outsource staff expenses, a 39.0% increase in depreciation and amortization and a 36.4% increase in technology expenses. This increase was partially offset by 16.5% decrease in advertising expenses, a 269.6% increase in other operating income and 16.9% decrease in other operating expenses.

The increase of TRY 4,064,679 thousand, or 19.6%, in our cost of inventory sold was primarily due to a TRY 5,617,983 thousand increase in our Direct Sales business. The increase in cost of inventory sold is slower than the increase in sale of goods revenue mainly due to lower inflation impact on cost of inventory sold, shorter inventory turnover days in 2023 compared to 2022 and a higher discount impact on cost of inventory sold due to purchases on credit, as a result of increased annual interest rates in Türkiye.

The TRY 694,599 thousand, or 26.4%, increase in shipping and packaging expenses was mainly driven by the 13.7% increase in number of orders (excluding digital products) and a rise in delivery fee per unit, outpacing the average inflation in 2023, applied by our delivery partners due to increases in fuel prices and annual minimum wages.

The TRY 554,424 thousand, or 18.8%, rise in payroll and outsource staff expenses was mainly due to the annual and mid-year salary rises although the number of average personnel (excluding those employees who are employed for the development of our website and whose costs are capitalized as per IFRS) decreased by 18.3% in 2023 compared to 2022. Share-based payment expenses in 2023 (covering a provision for the equity-settled portion of compensation, that includes a vesting condition-based plan and a performance target-based plan) was TRY 106,401 thousand compared to TRY 250,623 thousand in 2022 (covering a provision for the equity-settled portion of compensation, that includes a vesting condition-based plan and a performance target-based plan). This decrease was mainly due to the lower number of shares vested in 2023 and lower share price for the shares that vested in 2023 compared to 2022.

The TRY 480,948 thousand, or 16.5%, decline in advertising expenses was mainly due to continued marketing efficiency efforts. In this regard, we have deepened our customer engagement through better personalized customer journeys and our loyalty program. As an outcome of the new E-Commerce Law (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”); in the future, the Company may have to limit the total amount of advertising and marketing expenditures and customer discounts if and when the Company exceeds the threshold that triggers advertisement and discount budget restrictions.

The TRY 109,957 thousand, or 36.4%, increase in technology expenses was mainly due to higher cloud expenses in 2023 compared to 2022. Prior to 2023, these costs were for the development phase of cloud-based projects and were recognized as web site development costs under capital expenditures. The increase was also related to investments in new software solutions to enhance customer experience in line with our efforts to provide a superior customer experience.

The TRY 329,242 thousand, or 39.0%, increase in depreciation and amortization was mainly due to the increase in additions to the intangible assets associated with website development costs.

Other operating income, which mainly includes reversal of provisions, contribution income, bank promotion income and ADS depositary service income, increased by TRY 349,379 thousand, or 269.6%, to TRY 478,979 thousand in the year ended December 31, 2023 from TRY 129,600 thousand in December 31, 2022. This increase was largely attributable to the reversal of TRY 144.6 million of the TRY 157.6 million expense provision regarding an investigation initiated by the Competition Board, and the settlement of the USD 3,975 thousand (equivalent to TRY 121.8 million) contribution amount owed by TurkCommerce B.V. to Hepsiburada under the contribution agreement entered into between the parties.

Other operating expenses which mainly include insurance, provision for legal cases, legal expenses, consultancy, withholding tax and other service costs decreased by TRY 229,835 thousand, or 16.9%, to TRY 1,131,805 thousand for the year ended December 31, 2023 from TRY 1,361,640 thousand for the year ended December 31, 2022. This decrease was mainly due to a higher legal provision expenses in 2022 relating to the settlement of previously disclosed class action lawsuits amounting to TRY 462,452 thousand (Turkish Lira equivalent of $13,900 thousand). The decrease was partially offset by higher withholding tax payments and higher consultancy, credit card processing and rent expenses in 2023 compared to 2022.

Financial income

Our financial income increased by TRY 386,459 thousand, or 12.3%, to TRY 3,539,610 thousand in 2023 compared to TRY 3,153,151 thousand in 2022. This was mainly driven by a TRY 172,618 thousand increase in interest income on time deposits due to higher annual interest rates (as reported by the CBRT, annual average interest rates increased by 44% from 2022 to 2023) and a TRY 165,381 thousand increase in interest income on credit sales due to higher annual interest rates and higher revenue. The increase in our financial income was also due to a TRY 153,153 thousand increase in fair value gains on financial investments.

Financial expenses

Our financial expenses increased by TRY 1,192,388 thousand, or 42.3%, to TRY 4,010,055 thousand in 2023 compared to TRY 2,817,667 thousand in 2022, primarily attributable to a TRY 746,062 thousand increase in interest expenses on purchases due to higher inventory procurement during 2023 and a TRY 505,376 thousand increase in commission expenses due to early collection of credit card receivables as a result of an increase in annual effective interest rates, each compared to 2022.

Monetary gains/(losses)

Our monetary gains/(losses) position increased by TRY 1,284,377 thousand to TRY 1,270,956 thousand monetary gains in 2023 from a TRY 13,421 thousand monetary losses in 2022. The increase in monetary gains was mainly due to the change in net monetary position resulting from monetary liabilities (mainly consisting of trade payables and payables to merchants) exceeding monetary assets (mainly consisting of cash and cash equivalents) in 2023.

Net income for the year

As a result of the factors discussed above, net income for the year increased by TRY 4,866,221 thousand to TRY 75,534 thousand in 2023 from a net loss of TRY 4,790,687 thousand in 2022.

EBITDA

For the year ended December 31, 2023, EBITDA was TRY 449,156 thousand, compared to negative TRY 4,267,859 thousand in 2022, corresponding to 0.4% EBITDA as a percentage of GMV in 2023. This corresponded to a 5.2 percentage point improvement in EBITDA as a percentage of GMV in 2023 compared to negative 4.8% in 2022. This improvement was driven by a 2.7 percentage point rise in Gross Contribution margin, a 1.2 percentage point decline in advertising expenses, a 0.3 percentage point decline in payroll and outsource staff expenses, a 0.1 percentage point decline in shipping and packaging expenses and a 0.8 percentage point decline in other operating expenses, net, in each case as a percentage of GMV.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Below is our revenues, broken down by source, for the years ended December 31, 2022 and 2021, and as a percentage of total revenues:

	Year ended December 31,
	2022		2021		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Sales of goods	20,735,523	78.3	20,090,406	81.0	645,117	3.2
Marketplace revenues	2,804,882	10.6	1,991,864	8.0	813,018	40.8
Delivery services revenue	2,450,320	9.3	2,447,063	9.9	3,257	0.1
Other	487,284	1.8	262,792	1.1	224,492	85.4
Revenues	26,478,009	100.0	24,792,125	100.0	1,685,884	6.8

Our revenues increased by TRY 1,685,884 thousand, or 6.8%, to TRY 26,478,009 thousand in the year ended December 31, 2022 from TRY 24,792,125 thousand in the year ended December 31, 2021. This increase was primarily attributable to a TRY 813,018 thousand or 40.8% increase in Marketplace revenues to TRY 2,804,882 thousand in 2022 compared to TRY 1,991,864 thousand in 2021. Sales of goods increased by 3.2% to TRY 20,735,523 thousand in 2022 compared to TRY 20,090,406 thousand in 2021. Meanwhile, other service revenue, which mainly consisted of HepsiAd and HepsiLojistik revenue streams, grew by 85.4% to TRY 487,284 thousand in 2022 compared to TRY 262,792 thousand in 2021. Delivery services revenue remained nearly flat year-on-year at TRY 2,450,320 thousand in 2022 compared to TRY 2,447,063 thousand in 2021.

In 2022, the number of orders increased by 50.4%, while the average order value decreased by 31.0% compared to 2021. The 31.0% decrease in average order value was mainly due to (i) the tendency for customers to substitute products with more affordable alternatives (i.e., towards lower-priced brands, regardless of whether for sales of essentials or non-essentials), (ii) the limited and/or time-lagged pass-through effect of inflation on our average selling prices, (iii) the shift in GMV mix towards non-electronic categories, which have a lower average selling price and (iv) the rise in digital goods sales in 2022, which have a lower average order value compared to our overall average order value (in contrast to its upward impact on the number of orders). Meanwhile, higher sales volumes through 1P compared to 2021 as well as our strategic decision to improve profitability, and therefore cut back on customer discounts (which are deducted from the 1P and 3P revenues), had a positive impact on revenue growth, which was 6.8% in 2022 compared 2021.

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

The TRY 224,492 thousand increase in other service revenue was mainly driven by the increase in HepsiAd (our advertising platform) and HepsiLojistik (our fulfillment services provider) revenue streams. In 2022, HepsiAd continued to penetrate our merchant base with its advertisement offering. Similarly, since its launch in early 2021, HepsiLojistik continued to expand, serving 751 merchants by the end of 2022.

Operating expenses

Below are our operating expenses, broken down by category, for the years ended December 31, 2022 and 2021, and as a percentage of total revenue:

	2022		2021		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Cost of inventory sold	(20,723,995)	78.3	(19,437,507)	78.4	(1,286,488)	6.6
Shipping and packaging expenses	(2,629,327)	9.9	(3,129,641)	12.6	500,314	(16.0)
Payroll and outsource staff expenses	(2,949,586)	11.1	(2,615,881)	10.6	(333,705)	12.8
Advertising expenses	(2,908,700)	11.0	(4,862,066)	19.6	1,953,366	(40.2)
Technology expenses	(302,220)	1.1	(204,238)	0.8	(97,982)	48.0
Depreciation and amortization	(844,891)	3.2	(637,012)	2.6	(207,879)	32.6
Other operating income	129,600	(0.5)	262,337	(1.1)	(132,737)	(50.6)
Other operating expenses	(1,361,640)	5.1	(944,750)	3.8	(416,890)	44.1
Operating expenses	(31,590,759)	119.3	(31,568,758)	127.3	(22,001)	0.1

Our operating expenses increased by TRY 22,001 thousand, or 0.1%, to TRY 31,590,759 thousand for the year ended December 31, 2022 from TRY 31,568,758 thousand for the year ended December 31, 2021. This increase was mainly due to an increase of TRY 1,286,488 thousand, or 6.6%, in cost of inventory sold, a 44.1% increase in other operating expenses, a 12.8% increase in payroll and outsource staff expenses, a 32.6% increase in depreciation and amortization, a 48.0% increase in technology expenses and a 50.6% decrease in other operating income. This increase was partially offset by a 40.2% decrease in advertising expenses and a 16.0% decrease in shipping and packaging expenses.

The increase of TRY 1,286,488 thousand, or 6.6%, in our cost of inventory sold was primarily due to a TRY 645,117 thousand increase in our Direct Sales business and higher inflation impact on cost of inventory sold in 2022 compared to 2021.

The TRY 500,314 thousand, or 16.0%, decline in shipping and packaging expenses was mainly due to a TRY 380,438 thousand decline in shipping expenses of our Hepsiburada Market business, which changed its operating model in favor of minimal operational involvement. This decrease was partially offset by the rise in unit shipping charges by the cargo companies in line with inflation.

The TRY 333,705 thousand, or 12.8%, rise in payroll and outsource staff expenses was mainly due to a 28% increase in the average number of full-time employees (excluding those employees who are employed for the development of our website and whose costs are capitalized as per IFRS) in 2022 compared to 2021, along with the impact of the annual and mid-year salary rises. Share-based payment expenses in 2022 (covering a provision for the equity-settled portion of compensation, that includes a vesting condition-based plan and a performance target-based plan) was TRY 250,623 thousand compared to TRY 711,113 thousand in 2021 (covering a provision for the cash and equity settled portions of compensation, that includes the vesting condition based plan). This decrease was mainly due to the cash settled provision made in 2021, which did not recur in 2022.

The TRY 1,953,366 thousand, or 40.2%, decline in advertising expenses was mainly due to continued marketing efficiency efforts. Our customer segment-based acquisition strategy, marketing channel optimization through further investing into cost effective channels, as well as category specific optimizations supported efficiency in overall marketing expenditure. As an outcome of the new E-Commerce Law (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”); the Company may have to limit the total amount of advertising and marketing expenditures and customer discounts in upcoming years if and when the Company exceeds the threshold that triggers advertisement and discount budget restrictions.

The TRY 97,982 thousand, or 48.0%, increase in technology expenses was mainly due to an increase in our headcount which triggered higher software license fees, investments in new software solutions to enhance customer experience in line with our efforts to provide superior customer experience and the appreciation of the U.S. dollar against the Turkish Lira in 2022.

The TRY 207,879 thousand, or 32.6%, increase in depreciation and amortization was mainly due to the increase in additions to the intangible assets associated with website development costs.

Other operating income, which mainly includes withholding tax return income and ADS depositary service income, decreased by TRY 132,737 thousand, or 50.6%, to TRY 129,600 thousand in the year ended December 31, 2022 from TRY 262,337 thousand in December 31, 2021. This decline was largely attributable to the decrease in withholding tax return income, partially offset by higher ADS depositary service income collected under the depositary service agreement for a seven-year period between the Company and depositary bank and which is recognized as income on a pro-rata basis.

Other operating expenses which mainly include insurance, provision for legal cases, legal expenses, consultancy and other service costs increased by TRY 416,890 thousand, or 44.1%, to TRY 1,361,640 thousand for the year ended December 31, 2022 from TRY 944,750 thousand for the year ended December 31, 2021. This increase was mainly due to a higher legal provision expenses, increase in insurance expenses and higher utility expenses in 2022 compared to 2021. The provision expense relating to the settlement of previously disclosed class action lawsuits amounted to TRY 462,452 thousand in 2022 (Turkish Lira equivalent of $13,900 thousand) compared to a TRY 345,173 thousand provision expense for the Competition Authority investigation in 2021. The provision expense relating to the Turkish Capital Markets Board fee expenses amounted to TRY 39,125 thousand in 2022.

Financial income

Our financial income decreased by TRY 3,477,766 thousand, or 52.4%, to TRY 3,153,151 thousand in 2022 compared to TRY 6,630,917 thousand in 2021. This was mainly driven by a TRY 3,834,316 thousand decrease in foreign currency exchange gains from our U.S. dollar denominated bank deposits and financial investments. The appreciation of U.S. dollar / TRY rates accelerated during 2022 resulting in 44.1% appreciation as of December 31, 2022 when compared to December 31, 2021 (vs. 76.8% appreciation as of December 31, 2021 compared to December 31, 2020). The decrease in foreign exchange gains was also due to a decline in U.S. dollar denominated banks deposits and financial investments balance.

Financial expenses

Our financial expenses decreased by TRY 459,511 thousand, or 14.0%, to TRY 2,817,667 thousand in 2022 compared to TRY 3,277,178 thousand in 2021, primarily attributable to a TRY 188,620 thousand decrease in commission expenses due to early collection of credit card receivables as a result of changes to our free-of-charge credit card installment offers. Meanwhile, we recorded a TRY 295,780 thousand decrease in foreign currency exchange losses from our U.S. dollar denominated trade payables due to 44.1% appreciation of the U.S. dollar against the Turkish Lira as of December 31, 2022 when compared to December 31, 2021 (vs. 76.8% appreciation as of December 31, 2021 compared to December 31, 2020).

Monetary gains/(losses)

Our monetary gains/(losses) position decreased by TRY 106,235 thousand, or 114.5%, to TRY 13,421 thousand monetary losses in 2022 from a TRY 92,814 thousand monetary gains in 2021. The decline in monetary gains was mainly due to the change in net monetary position in favor of monetary assets in 2022.

Net loss for the year

As a result of the factors discussed above, net loss for the year increased by TRY 1,460,607 thousand, or 43.9%, to TRY 4,790,687 thousand in 2022 from TRY 3,330,080 thousand in 2021.

EBITDA

For the year ended December 31, 2022, EBITDA was negative TRY 4,267,859 thousand, compared to negative TRY 6,139,621 thousand in 2021, corresponding to negative 4.8% EBITDA as a percentage of GMV in 2022. This corresponded to a 2.4 percentage point improvement in EBITDA as a percentage of GMV in 2022 compared to 2021. This improvement was driven by a 0.2 percentage point rise in Gross Contribution Margin, a 2.4 percentage point decline in advertising expenses and a 0.7 percentage point decline in shipping and packaging expenses as a percentage of GMV, and was partially offset by a 0.3 percentage point rise in payroll and outsource staff expenses and a 0.6 percentage point rise in other operating expenses, net as a percentage of GMV.

Immaterial Corrections to Financial Statements

We have revised our disclosures relating to non recoverable net deferred income tax assets and tax losses reported for the fiscal year ended December 31, 2022, in a footnote to our audited consolidated financial statements to reflect the correction of an error immaterial to the financial statements. The revisions had no impact on our consolidated balance sheets, consolidated statements of comprehensive income/(loss), consolidated statements of changes in equity or consolidated statements of cash flows. See Note 21 to our audited consolidated financial statements included elsewhere in this annual report for further details.

B.Liquidity and Capital Resources

Current Sources of Liquidity and Capital Resources

Our principal source of liquidity is the revenue generated from our Marketplace and Direct Sales operations, the revenue generated from our additional revenue streams including off-platform delivery service revenue, advertising services revenue through HepsiAd, subscription revenue through Hepsiburada Premium and fulfillment services revenue; the cash received from IPO proceeds and uncommitted available credit limits from Turkish banking institutions.

As of December 31, 2023, we had cash and cash equivalents of TRY 5,500,000 thousand and financial investments of TRY 1,722,744 thousand, compared to cash and cash equivalents TRY 8,676,955 thousand and financial investments of TRY 28,929 thousand as of December 31, 2022. Our cash and cash equivalents comprise cash in hand, bank deposits and highly liquid assets, the original maturity of which is less than three months. Our financial investments are financial assets measured at fair value and financial assets carried at amortized cost and consist of foreign currency based mutual funds and Eurobonds as of December 31, 2023. See Note 5 to our audited consolidated financial statements included elsewhere in this annual report for further details. We held around 79% of our cash and cash equivalents (equivalent to USD 148,391 thousand) in U.S. dollars as of December 31, 2023 while the remaining 21% was held in Turkish Lira. The percentage of cash and cash equivalents that is held in U.S. dollar may change from time to time in line with the Group’s working capital management policy. Our Registration Statement (File No. 333-256654) was declared effective by the SEC on June 30, 2021. On July 6, 2021, we completed our IPO with the delivery of 65,251,000 ADSs, each representing one Class B ordinary share, including 8,511,000 ADSs sold upon full exercise by the underwriters of their option to purchase additional ADSs, at a public offering price of $12.00 per ADS. We issued 41,670,000 ADSs in our IPO and received approximately USD 469.3 million in net proceeds from our IPO after deducting underwriting commissions and discounts and the IPO expenses payable by us.

We generate negative working capital as a result of our operating model, which we use as the main source of funding for our operations. See Note 23 to our audited consolidated financial statements included elsewhere in this annual report. Additionally, we maintain available line of credit limits with various banks that can be used in obtaining cash, letters of guarantee and cash for payments to suppliers.

In order to have access to financing, we maintain credit limits with various Turkish banks. As of December 31, 2023 our total uncommitted credit limits amounted to TRY 4,709,631 thousand, available for cash and non-cash (i.e., letters of credit) utilizations as well as supplier and merchant financing operations. See Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing.” As of December 31, 2023 and December 31, 2022, our bank borrowings under these credit limits amounted to TRY 186,281 thousand and TRY 39,501 thousand, respectively.

The following table summarizes our borrowings as of December 31, 2023, 2022 and 2021:

	As of December 31,
	2023	2022	2021

	(in thousands Turkish Lira)
Short-term bank borrowings	183,472	21,501	522,895
Long-term bank borrowings	2,809	18,000	—
Total bank borrowings	186,281	39,501	522,895

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing facilities as well as for a short-term liquidity source if and when required in the ordinary course of our operations. See Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing.” As of December 31, 2023, supplier and merchant financing facilities represented TRY 17.7 million of our short-term bank borrowings and the remaining TRY 165.7 million pertained to other short-term bank borrowings utilized as a resource for liquidity.

Given the seasonality in our operations, historically, we would draw on short-term loans in the first quarter of the year (due to decreased sales after year-end and to provide a source of liquidity) and repay a substantial amount in the second half of the year (as we generate cash through our operations). Due to this cycle, a significant portion of the utilized amounts are not outstanding as of the relevant balance sheet date. In 2022 and 2023, given significant IPO proceeds, we did not draw a significant amount on short-term loans. As of December 31, 2023, our short-term borrowings amounted to TRY 165.7 million (excluding supplier and merchant financing loans), comprising non-interest bearing credit card payables due to purchasing goods of TRY 157.5 million and other short term borrowings to finance the capex needs of our delivery operations of TRY 8.2 million. As a result of a decision of the BRSA dated June 24, 2022 (the “BRSA Decision”), companies whose total foreign currency assets exceed a certain limit set out by the BRSA have been restricted from borrowing Turkish Lira from banks. We are subject to these restrictions given that our foreign-currency cash assets exceed the limits set out in the BRSA Decision.

All of our bank borrowings are denominated in Turkish Lira and are utilized under Turkish law governed general credit agreements with standard terms. As of December 31, 2023, the average annual effective interest rate for our bank borrowings was 20.2% and the average annual effective interest rate for supplier and merchant financing loans was 57.6% while these rates in 2022 were 21.3% and 22.7%, respectively.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31,
	2023	2022	2021

	(in thousands Turkish Lira)
Cash and cash equivalents at beginning of the year	8,666,727	10,319,646	2,181,563
Net cash provided by/(used in) operating activities	5,019,115	706,816	(47,393)
Net cash provided by/(used in) investing activities	(1,678,289)	1,805,696	(3,115,701)
Net cash provided by/(used in) financing activities	(3,330,021)	(2,429,440)	10,848,360
Net increase in cash and cash equivalents	10,805	83,072	7,685,266
Effects of exchange rate changes on cash and cash equivalents	174,423	1,607,314	2,993,836
Effects of inflation on cash and cash equivalents	(3,352,790)	(3,343,305)	(2,541,019)
Cash and cash equivalents at end of the year	5,499,165	8,666,727	10,319,646

Net cash provided by / (used in) operating activities

Net cash provided by operating activities for 2023 comprised a TRY 75,534 thousand net income (2022: net loss of TRY 4,790,687 thousand), a negative TRY 1,533,723 thousand change in net working capital (2022: positive TRY 829,671 thousand) and a TRY 6,477,304 thousand change in other items (comprising non-cash items such as provisions and depreciation expenses, as well as non-operating items such as financial income and expenses, non-operating monetary gains and losses and unrealized foreign exchange differences) (2022: TRY 4,667,832 thousand). Net cash provided by operating activities rose by TRY 4,312,299 thousand to TRY 5,019,115 thousand in 2023 as compared to negative TRY 706,816 in 2022. This increase was mainly due to a strong EBITDA improvement of TRY 4,717 million, partially offset by a (i) TRY 404,716 thousand decrease in change in operating monetary gains/loss, (ii) a TRY 2,363 million decrease in change in net working capital mainly as a result of the seasonality of our 3P operations and (iii) an increase in realized foreign exchange gains and other non-cash items. The decrease in capex in 2023 also contributed positively to the free cash flow performance.

Net cash provided by operating activities for 2022 comprised a TRY 4,790,687 thousand net loss (2021: net loss of TRY 3,330,080 thousand), a positive TRY 829,671 thousand change in net working capital (2021: TRY 1,415,195 thousand) and a TRY 4,667,832 thousand change in other items (comprising non-cash items such as provisions and depreciation expenses, as well as non-operating items such as financial income and expenses) (2021: TRY 1,867,492 thousand). Net cash provided by operating activities rose by TRY 754,209 thousand to TRY 706,816 thousand in 2022 as compared to negative TRY 47,393 thousand in 2021. This increase was mainly due to a TRY 3,661,282 thousand increase in change in inventories, supported by a TRY 1,398,763 thousand increase in other assets and receivables and a TRY 420,393 thousand decrease in change in contract liabilities and merchant advances. The increase was partially offset by a TRY 4,834,844 thousand decrease in change in trade payables and payables to merchants, a TRY 425,412 thousand decrease in change in trade receivables and a TRY 432,625 thousand decrease in change in other liabilities.

Net cash provided by / (used in) investing activities

In 2023, net cash from investing activities changed by TRY 3,483,985 thousand to an outflow of TRY 1,678,289 thousand from an inflow of TRY 1,805,696 thousand in 2022. This change was primarily due to the increase in purchases of financial investments amounting to TRY 2,482,909 thousand and decrease in sale of financial investments amounting to TRY 1,837,147 thousand.

In 2022, net cash from investing activities changed by TRY 4,921,397 thousand to an inflow of TRY 1,805,696 thousand from an outflow of TRY 3,115,701 thousand in 2021. This change was primarily due to the proceeds from sale of financial investments amounting to TRY 5,264,725 thousand despite a TRY 748,002 thousand increase in tangible and intangible assets acquisitions for our growing operations.

Net cash provided by / (used in) financing activities

In 2023, net cash from financing activities changed by TRY 900,581 thousand to an outflow of TRY 3,330,021 thousand from an outflow of TRY 2,429,440 thousand in 2022. This change was primarily due to the increase in interest and commission paid amounting to TRY 1,442,108 thousand. The increase was partially offset by a TRY 566,079 thousand net decrease in proceeds from borrowings and repayment of borrowings in 2023.

In 2022, net cash from financing activities changed by TRY 13,277,800 thousand to an outflow of TRY 2,429,440 thousand from an inflow of TRY 10,848,360 thousand in 2021. This change was primarily due to the impact of our IPO proceeds of TRY 13,616,436 thousand.

Free Cash Flow

References to Free Cash Flow are to net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment. See “—Key Indicators of Operating and Financial Performance and Non-IFRS Measures.”

For the year ended December 31, 2023, our Free Cash Flow changed to an inflow of TRY 3,872,955 thousand from an outflow of TRY 685,448 thousand in 2022. This change was mainly driven by a TRY 4,312,299 thousand increase in net cash provided by operating activities, supported by a TRY 246,103 thousand decrease in tangible and intangible asset acquisitions. See “—Net cash provided by / (used in) operating activities” for further information.

For the year ended December 31, 2022, our Free Cash Flow changed to an outflow of TRY 685,448 thousand from an outflow of TRY 687,956 thousand in 2021. This change was mainly driven by a TRY 754,209  thousand increase in net cash provided by operating activities despite a TRY 751,700 thousand increase in tangible and intangible assets acquisitions for our growing operations. See “—Net cash provided by / (used in) operating activities” for further information.

Net Working Capital

References to “Net Working Capital” are to current assets (excluding cash and cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

	As of December 31,
	2023	2022	2021

	(in thousands Turkish Lira)
Current assets	14,624,244	13,804,922	19,480,755
Cash and cash equivalents	(5,500,000)	(8,676,955)	(10,321,986)
Financial investments	(1,722,744)	(28,929)	(3,134,521)
Current liabilities	(13,646,088)	(12,762,902)	(13,540,527)
Bank borrowings, current	183,472	21,501	522,895
Lease liabilities, current	154,573	259,375	295,871
Net Working Capital	(5,906,543)	(7,382,988)	(6,697,513)

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. See “—Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures” and “Presentation of Financial and Other Information” for more information.

Net Working Capital was negative TRY 5,906,543 thousand as of December 31, 2023 compared to negative TRY 7,382,988 thousand as of December 31, 2022. The TRY 1,476,445 thousand change in negative net working capital was mainly driven by a TRY 1,278,819 thousand increase in trade receivables, a TRY 1,018,440 increase in inventories, a TRY 863,578 thousand decrease in trade payables and payables to merchants, a TRY 569,167 thousand decrease in provisions and a TRY 372,300 thousand increase in contract liabilities and merchant advances.

Net Working Capital was negative TRY 7,382,988 thousand as of December 31, 2022 compared to negative TRY 6,697,513 thousand as of December 31, 2021. The TRY 685,475 thousand change in negative net working capital was mainly driven by a TRY 486,280 thousand increase in trade receivables, a TRY 1,295,672 thousand decrease in trade payables and payables to merchants, a TRY 1,792,728 thousand decrease in inventories, a TRY 373,138 thousand increase in other current assets and a TRY 292,466 thousand increase in provisions.

Our trade payables and payables to merchants mainly include trade payables to retail suppliers (for merchandise purchased for our 1P-model business) and trade payables to service providers and to merchants (representing payables related with the products delivered by our merchants to our customers). As of December 31, 2023, our trade payables and payables to merchants amounted to TRY 10,562,999 thousand. Our trade payables and payables to merchants increased by TRY 863,578 thousand, compared to December 31, 2022, mainly due to an increase in inventory procurements in the fourth quarter of 2023 compared to the same period of 2022 and increased service payables such as advertising, shipping and other operational expenses. The payable days for our suppliers as of December 31, 2023 was 65 days, down from 70 days as of December 31, 2022, mainly due to a change in the mix of sales towards the suppliers with relatively lower payment days.

As of December 31, 2022, our trade payables and payables to merchants amounted to TRY 9,699,421 thousand. Our trade payables and payables to merchants decreased by TRY 1,295,672 thousand, compared to December 31, 2021, mainly due to a higher volume of inventory procurements in the fourth quarter of 2021 and increased service payables such as advertising, shipping and other operational expenses, whereas the inventory level had significantly declined as at December 31, 2022. As of December 31, 2022, the average payables days for suppliers was 70 days, down from 113 days as of December 31, 2021, consistent with the declining trend in inventory turnover days (due to our sell and pay payables).

As of December 31, 2023, the number of inventory days was 58 days, up from 51 days as of December 31, 2022. During 2023, we slightly increased our inventory days to achieve a sustainable inventory level for our operations. As of December 31, 2022, the number of inventory days was 51 days, down from 88 days as of December 31, 2021, in line with our ambition for a better inventory level management.

Our trade receivables mainly include trade receivables related to cheques received through corporate sales, credit card receivables, receivables from suppliers (receivables under rebate invoices issued to the suppliers where our rebate receivables from a supplier exceed the payables owed to that specific supplier at the reporting date and the net receivable from that specific supplier is classified in trade receivables), Buy-now-pay-later receivables and receivables of HepsiJet from its customers. As of December 31, 2023, our trade receivables amounted to TRY 2,373,275 thousand, compared to TRY 1,094,456 thousand as of December 31, 2022. The increase in our trade receivable balance was mainly due to the increase in buy-now-pay-later receivables. As of December 31, 2022, our trade receivables amounted to TRY 1,094,456 thousand, compared to TRY 608,176 thousand as of December 31, 2021, mainly due to buy-now-pay-later and corporate sales receivables.

As of December 31, 2023, the decrease in provisions was mainly due to the provision relating to the settlement of previously disclosed class action lawsuits which was reversed upon payment of the settlement expense in 2023. As of December 31, 2022, the increase in provisions was mainly due to the provision relating to the settlement of previously disclosed class action lawsuits. As of December 31, 2021, the increase in provisions was mainly due to the provision relating to the competition board investigation.

As of December 31, 2022, the increase in other current assets was mainly due to an increase in deferred VAT balance.

The average trade payable days exceeds the average trade receivable days and due to our high rate of inventory turnover, we maintained a negative net working capital position as of December 31, 2023 and December 31, 2022, respectively.

Material Cash Requirements

As of December 31, 2023, December 31, 2022 and December 31, 2021, our outstanding debt (including trade payables, bank borrowings and lease liabilities) was TRY 11,025.7 million, TRY 10,171.2 million and TRY 12,089.8 million, respectively. Our current investments mainly focus on capital expenditures, which we expect to increase in 2024 in Turkish Lira terms due to the anticipated depreciation of the Turkish Lira, a rise in inflation and the expansion of our strategic assets. See “—Capital Expenditures” below.

Inflationary price increases impacting the cost of inventories, payroll costs, shipping costs, and other operating expenses have put, and are expected to continue to put increasing pressure on our cash requirements. Additionally, the high inflationary environment in Türkiye may result in a decline in customer demand which may lead to a decrease in our GMV growth rate compared to our plans and accordingly we may consider offering higher customer discounts to stimulate any slowdown in demand which may lead to a lower Gross Contribution. This may also result in higher inventory days, which can adversely impact our negative working capital position. We may also face shorter payment terms to our merchants and suppliers, due to prevailing economic conditions including principally hyperinflation, that may impact the financial condition of our merchants and suppliers. Consequently, we may require additional funding from sources other than our operations for working capital needs.

Our BNPL product and our consumer financing product trigger additional cash requirements which we aim to finance mainly through bank borrowings and securitizations as much as macroeconomic and market conditions will allow. In addition, our off-platform payments and potential affordability solutions require both capital expenditures and marketing investments to be introduced and scaled for our clients and merchants in the market, while we continue enhancing our on-platform affordability solutions.

We may consider inorganic growth opportunities to expand our operations. Such acquisitions may result in additional cash requirements and funding.

Furthermore, from time-to-time, we are required to provide financial assurance to third parties and in connection with such obligations, we obtain letters of credit for our suppliers. Such off-balance sheet commitments may result in an increase in our financial expenses.

Capital Expenditures

Our capital expenditures primarily relate to the expansion of our business and activities and include, among other things, (i) website development costs, (ii) acquisition of furniture and fixtures (mainly comprising purchased computers, servers and machine equipment investments in the Group’s operation center), (iii) costs related to the acquisition of software and rights (licenses), (iv) leasehold improvements, (v) acquisition of motor vehicles, and (vi) advances given in relation to purchase of property and equipment.

The following table summarizes our capital expenditures for the years ended December 31, 2023, 2022 and 2021:

	As of December 31,
	2023	2022	2021

	(in thousands Turkish Lira)
Website development costs	907,149	966,767	467,917
Furniture and fixtures	125,247	244,960	37,965
Acquired software and rights	128,758	109,548	144,755
Leasehold improvements	11,974	22,230	27,403
Motor vehicles	72	63,693	2,776
Other	4,044	9,581	1,493
Total capital expenditures(1)	1,177,244	1,416,779	682,309
(1)

For 2023 and 2022, total capital expenditure reported in our statements of cash flow does not reconcile with the total capital expenditure noted in this table due to the capitalization of personnel bonus provision related to direct employee costs which amounted to TRY 23,525 thousand and TRY 23,695 thousand as of December 31, 2023 and 2022, respectively.

For the years ended December 31, 2023, 2022 and 2021, our capital expenditures were TRY 1,177,244 thousand, TRY 1,416,780 thousand and TRY 682,309 thousand, respectively. Of the TRY 734,471 thousand increase in 2022, TRY 498,850 thousand was due to the increase in website development costs primarily consisting of the costs of employees who are employed for the development of our website and whose costs are capitalized as per IFRS. Our capital expenditures related to the development of our strategic assets were mainly for the expansion of HepsiJet and Hepsipay. In 2023 and 2022, capital expenditures for HepsiJet amounted to approximately 9% and 13%, respectively, and the capital expenditures for Hepsipay amounted to approximately 13% and 4% of our total capital expenditures, respectively.

For the year 2024, we expect a continued increase in our capital expenditure in Turkish Lira terms, in line with Company’s annual growth, mainly due to (i) our larger technology employee base working on website development and whose costs are capitalized, (ii) roughly 20% of total capital expenditure being in U.S. dollar such as notebooks, PCs, other IT equipment where we expect approximately 44% appreciation of the U.S. dollar against the Turkish Lira by the end of 2024, (iii) our expected year-end inflation at around 45%, and (iv) higher investment in our strategic assets primarily for product development of Hepsipay and technological advancements and automation for HepsiJet. For the year ended December 31, 2024, we anticipate that Hepsipay will account for approximately 24% of total capital expenditure (compared to approximately 13% in 2023) and HepsiJet will account for approximately 13% of total capital expenditure (compared to approximately 9% in 2023).

As at December 31, 2023, outstanding purchase commitments, primarily for the purchase of information technology equipment and other services, amounted to approximately TRY 292,976 thousand, of which TRY 182,211 thousand is payable within less than 12 months and the remaining TRY 110,765 thousand is payable within 1 to 5 years.

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

In the short-term, we believe that our current cash, cash equivalents and cash expected to be generated from operations will be sufficient to meet our obligations given our priority on becoming a profitable company. We have developed our strategic priorities, which emphasize differentiating assets (including logistics services and affordability solutions), customer loyalty, offering payment, lending and last-mile services to third parties and overall cost optimization. We believe these strategic priorities will support our path towards operational profitability.

We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Given the dynamic nature of the market we operate in, the volatility in the capital markets, the current status of our business as well as rising inflation and interest rates, we are currently unable to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macroeconomic conditions set forth above persist a sustained period of time. See also Item 3.D. “Risk Factors— Risks Relating to Our Business and Industry—We may need to raise additional funds to finance our future capital needs including investing in growth and technology, which may prevent us from growing our business.” We believe that our focus on becoming profitable at the operating level will continuously support our long-term cash requirements.

The current economic environment and market conditions could limit our ability to borrow funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. Additional debt would result in increased financial expenses.

In 2024 we may use asset-backed securities as a source of fund for our operations. We expect that this will provide the Company with an additional cash resource to fund its operations. On March 21, 2024, the Capital Markets Board of Türkiye granted approval to Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu for the issuance of asset-backed securities in a structure where Hepsiburada participates as the originating entity with respect to its BNPL receivables. The approval is granted for up to TRY 2 billion and will be valid for one year from the date of approval. Hepsiburada intends to use its BNPL receivables in this structure to be able to sustainably grow its BNPL business and reduce its impact on working capital. On April 26, 2024, Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu applied to the Capital Markets Board for the issuance of TRY 200 million asset-backed securities. The terms of the issuance (including the exact amount and the timing of issuance) have not been agreed among the participants. These will be determined based on market conditions and, for Hepsiburada, will require a board of directors approval.

In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different strategic options that may be available to us, restructuring plans or options in relation to our strategic assets, renegotiating for more favorable payment terms with our suppliers and monitoring inventory turnover levels closely to ensure an optimum inventory level at any point in time. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. We cannot, however, assure you that any such options will materialize or be available to us on commercially acceptable terms or at all.

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

C.Research and Development, Patents and Licenses, etc.

We carry out our research and development activities at our four R&D Centers, located in Istanbul and certified by the Turkish Ministry of Science, Industry, and Technology. In January 2023, Hepsiburada established its second R&D Center while Hepsipay established its first R&D Center in Sancaktepe, Istanbul. HepsiJet continues its research and development activities at its R&D Center. Our projects encompass a wide range including recommendation engines, search engines, customer personalization, payment systems, as well as fraud prevention.

Along with our existing trademarks and pending trademark filings, certain components of our website and mobile applications, including the design, codes, website and mobile application contents, images, software integrations and interfaces are under copyright protection under Turkish copyright regulations. As of December 31, 2023, we held three patents in Türkiye as D-Market and one patent as HepsiJet. As of the same date, we also had seven pending patent applications as D-Market as well as six pending patent applications as HepsiJet. See Item 4.B. “Information on the Company—Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Name	Age	Position	Expiry of term
Hanzade Vasfiye Doğan Boyner(1)	52	Chairwoman	August 25, 2026
Erman Kalkandelen(2)	42	Deputy Chair	August 25, 2026
Tolga Babalı	49	Board Member	August 25, 2026
Mehmet Erol Çamur(3)	58	Board Member	August 25, 2026
Vuslat Doğan Sabancı(1)	53	Board Member	August 25, 2026
Ahmet Toksoy(4)	65	Board Member	August 25, 2026
Ahmet Fadıl Ashaboğlu	53	Board Member (Independent)	August 25, 2026
Tayfun Bayazıt	67	Board Member (Independent)	August 25, 2026
Stefan Gross-Selbeck(5)	57	Board Member (Independent)	August 25, 2026
(1)	Hanzade Vasfiye Doğan Boyner and Vuslat Doğan Sabancı are siblings.
(2)

Erman Kalkandelen is the representative of Franklin Templeton Turkey. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Post-IPO Shareholder Agreement—Governance and Management of the Company.” His business address is Ferko Signature, Buyukdere Caddesi no: 175 Levent 34398 Istanbul, Türkiye.

(3)

Effective October 20, 2023, Dr. Halil Cem Karakaş resigned from his position as an independent member of the board of directors of the Company and was replaced by Mr. Mehmet Erol Çamur, who is not an independent member of the board of directors. The appointment of Mr. Mehmet Erol Çamur will be submitted to the approval of Hepsiburada’s shareholders at the Company’s annual general assembly to be held in 2024.

(4)

Effective January 15, 2024, Mehmet Murat Emirdağ resigned from his position as a member of the board of directors of the Company and was replaced by Mr. Ahmet Toksoy. The appointment of Mr. Ahmet Toksoy will be submitted to the approval of Hepsiburada’s shareholders at the Company’s annual general assembly to be held in 2024.

(5)

Effective January 2, 2023, Dr. Stefan Gross-Selbeck was appointed as an independent board member and was approved at the Company’s annual general assembly on August 25, 2023 to serve until August 25, 2026.

The following changes to the Company’s board of directors and committees took place during the period from January 1, 2023 to December 31, 2023:

●	Mr. Cemal Ahmet Bozer resigned effective January 2, 2023 after having served a term of six years. On that date, Dr. Stefan Gross-Selbeck was appointed as an independent director.
●	Mr. Halil Cem Karakaş resigned effective October 20, 2023. On October 27, 2023 Mr. Mehmet Erol Çamur was appointed as a board member.

●	The board of directors of the Company decided to change the composition of its committees on August 28, 2023 according to which Mr. Halil Cem Karakaş stepped down from the Audit Committee and the Corporate Governance Committee, Mr. Stefan Gross-Selbeck was appointed as a member of the Audit Committee and Mr. Tayfun Bayazıt was appointed as a member of the Corporate Governance Committee.

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

Erman Kalkandelen
Committee memberships: None

Erman Kalkandelen has served as a member of our board of directors since August 2020. Mr. Kalkandelen currently serves as the CEO and Chairman of Franklin Templeton Turkey. Mr. Kalkandelen previously co-managed the Templeton Emerging Market Small Cap strategy.He is currently heading the private equity practice of Franklin Templeton in Türkiye and CEE and focusing mainly on the technology industry. He is a member of the board of directors of Netlog Lojistik, Gözde Girişim and Gozde Tech Ventures, Fibabanka, Şok Marketler, Bleckmann, Penta Teknoloji and Bizim Toptan.

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

Mehmet Erol Çamur

Committee memberships: None

Mehmet Erol Çamur was appointed as a member of the Board of Directors in October 2023. He previously served as a member of the Company’s Board of Directors between 2015 and 2022.

Mr. Çamur worked for the Ministry of Finance of the Republic of Türkiye from 1986 to 1995 and held management positions in the private sector for five years before joining the Doğan Group in 2000. As part of the Doğan Group, Mr. Çamur has served within several management roles and been responsible for, among other things, various financial matters. Currently, he is serving as Financial Affairs Coordinator for certain companies within the Doğan Group.

Mr. Çamur holds a Bachelor’s degree in Political Science from Ankara University.

Vuslat Doğan Sabancı

Committee memberships: None

Vuslat Doğan Sabancı has been a member of our board of directors since 2020. Ms. Sabancı has over 20 years of experience in publishing and media. From 2004 to 2008, she served as the CEO of Hürriyet Publishing, Türkiye’s foremost newspaper group, and as publisher from 2008 to 2018, during which time Hürriyet became a widely read and influential newspaper and Türkiye’s largest digital content company. Prior to joining Hürriyet, Ms. Sabancı worked at The New York Times and The Wall Street Journal. Ms. Sabancı founded Hürriyet Emlak, one of Türkiye’s leading real estate websites in 2016, and has been chairwoman since 2019. Ms. Sabancı sits on the board of a number of companies, including Doğan Group. Ms. Sabancı is a lifetime honorary board member of the International Press Institute (IPI) and serves on the Advisory Board of Columbia University’s Global Centers, as well as on the Columbia Global Leadership Council.

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

Ahmet Toksoy

Committee memberships: None

Ahmet Toksoy was appointed as a member of our board of directors in January 2024. Mr. Toksoy worked for the Ministry of Finance of the Republic of Türkiye from 1984 to 1989. Later, Mr. Toksoy became a member of the Inspection Board of Hürriyet Holding, served at Hürriyet Newspaper as the Assistant Financial Affairs Manager from 1990 to 1991 and as Financial Affairs Manager from 1991 to 1995. Mr. Toksoy practiced as a Certified Public Accountant at Aktif Denetim Certified Public Accountant Company from 1995 to 1998. Mr. Toksoy held the position of Head of Financial Affairs of Hürriyet Newspaper from 1998 to the early 2010s and, over the years, took on various positions at Doğan Group, including Head of Audit and Risk Management of Doğan Holding, Chairman of the board of directors of Hürriyet Newspaper and a member of the board of directors of various affiliate companies of Doğan Group. Mr. Toksoy continues to serve as a member of the board of directors of Doğan Holding.

Mr. Toksoy holds a Bachelor’s degree in Finance from İstanbul University.

Ahmet Fadıl Ashaboğlu

Committee memberships: Audit Committee, Risk Committee (Chair), Corporate Governance Committee (Chair)

Ahmet Fadıl Ashaboğlu joined our board of directors in May 2022 as an independent board member. He began his career as a Research Assistant at MIT in 1994, followed by various positions in capital markets within UBS Warburg, New York (1996-1999). After serving as a management consultant at McKinsey & Company, New York (1999-2003), Ahmet Fadıl Ashaboğlu moved back to Türkiye and joined Koç Holding as Finance Group Coordinator in 2003. He was appointed as Group Chief Financial Officer at Koç Holding in 2006 and served in that position until April 2022. Ahmet Fadıl Ashaboğlu is currently a board member of various public and private companies including Yapı Kredi Bank, Koç Financial Services, Koç Finansman and Sirena Marine.

Ahmet Fadıl Ashaboğlu holds a BSc degree from Tufts University and a Master of Science degree from Massachusetts Institute of Technology (MIT), both in Mechanical Engineering.

Tayfun Bayazıt

Committee memberships: Audit Committee (Chair), Risk Committee, Corporate Governance Committee

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

Mr. Bayazıt came back to Yapı Kredi in 2007 (at which time Yapı Kredi was owned by a joint venture of the UniCredit and the Koç Group) as CEO and two years later he was elected as Chairman. He served as chairman of all Yapı Kredi subsidiaries including Yapı Kredi Sigorta (property and casualty insurance) and Yapı Kredi Emeklilik (private pension and life) for 4 years. Yapı Kredi was the fourth largest high street bank in Türkiye with subsidiaries in the Netherlands, Bahrain and Russia, actively involved in mortgage lending among other individual banking activities with a strong digital focus.

Mr. Bayazıt left this post in August 2011 to set up his own firm “Bayazit Consulting Services.” He was then elected as the Country Chairman for MarshMcLennan Group, Türkiye in September 2012 and currently serves as the Chairman for Polisan Holding, and is a member of the board of directors of Zorlu Holding and Boyner Holding. He is an independent board member at Adel Kalemcilik.

He is a member of TUSIAD (Turkish Industrialists and Businessmen Association) High Advisory Board and takes an active role in other non-governmental organizations such as the World Resources Institute, Corporate Governance Association of Türkiye. He is a member of the board of trustees of Bosphorus University and Turkish Education Volunteers Foundation.

Mr. Bayazıt holds a BS degree in Mechanical Engineering (1980) and a Master of Business Administration from Columbia University, New York (Finance and International Business - 1983).

Stefan Gross-Selbeck

Committee memberships: Audit Committee

Dr. Stefan Gross-Selbeck joined our board of directors in January 2023 as an independent board member. He has over twenty years of experience in senior leadership roles including as a CEO and held a number of board memberships. Dr. Gross-Selbeck was a Senior Partner and Managing Director of the Boston Consulting Group until March 2024. Since January 2023 he has been serving as Global Topic Leader Climate Technologies at BCG. He previously served as the Global Managing Partner of BCG Digital Ventures, the corporate venture arm of Boston Consulting Group and as Managing Partner for their European operations. Prior to joining BCG Digital Ventures in 2014, Dr. Gross-Selbeck served as CEO of New Work SE (formerly known as XING AG), a leading social network for professionals in Europe, between 2009-2013. He also had different management roles at eBay, ProSiebenSat1 and Boston Consulting Group GmbH. Dr. Gross-Selbeck is a member of the advisory boards of the German Startup Association and several ventures built by BCG Digital Ventures.

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

Board Diversity Matrix (As of May 1, 2023)
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

Board Diversity Matrix (As of April 26, 2024)
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

As of the date of this annual report, the hearings relating to the charges contained in the 2016 Indictment continue, and although more than seven years have passed since the start of the proceedings, the Istanbul 1st High Criminal Court still has not completed the taking of initial statements from all defendants. Under Turkish law, the initial statements must be taken before the court can proceed. On March 5, 2024, a hearing of the Court was held and the next hearing is scheduled for June 11, 2024. Ms. Doğan, her legal advisors and our management believe the allegations are entirely without merit. However, in case of an adverse result, she may be required to step down from her position as a director of the Company. See “Risk Factors—Risks Relating to Our Business and Industry—We depend upon our Founder, our senior management, our IT specialists and other talented employees to grow, operate and improve our business; if we fail to retain our Founder (as a result of ongoing litigation) or if we fail to attract, retain and motivate key personnel, our business could be adversely affected.”

Senior Management

Our executive officers are responsible for the management and representation of our Company and were appointed by our board of directors.

The table below lists our senior management team, and sets forth certain information regarding each member of our senior management as of the date of this annual report:

Name(1)	Age	Position
Nilhan Onal (2)	45	Chief Executive Officer (“CEO”)
Mehmet Seçkin Köseoğlu(3)	51	Chief Financial Officer (“CFO”)
Erkin Aydın	49	Chief Executive Officer of Hepsi Finansal Danışmanlık A.Ş.
Esra Beyzadeoğlu(4)	46	Chief Customer Experience and People Officer (“CEPO”)
Hakan Karadoğan(5)	52	Chief Executive Officer of Logistics (“CLO”)
Ender Özgün(6)	42	Chief Commercial Officer (“CCO”)
Alexey Shevenkov(7)	40	Chief Technology Officer (“CTO”)
(1)	The business address for each of our officers is Kuştepe Mahallesi Mecidiyeköy Yolu Cadde no: 12 Kule 2 K2 Şişli Istanbul, Türkiye.

(2)	Effective as of January 1, 2023, Ms. Nilhan Onal assumed the position of CEO.
(3)

Effective as of January 1, 2024, Mr. M. Seçkin Köseoğlu assumed the position of Chief Financial Officer after the former CFO, Halil Korhan Öz, stepped down from his role effective December 31, 2023. Halil Korhan Öz continues to hold his current board positions in certain subsidiaries of the Company.

(4)

Effective as of January 2, 2023, the responsibilities of the Chief People & Culture Officer, a position held by Ms. Esra Beyzadeoğlu, were expanded to include customer experience and customer services functions under a new title, Chief Customer Experience and People Officer.

(5)

Effective as of March 25, 2024, Mr. Hakan Karadoğan was appointed as the Chief Executive Officer of Logistics to lead Hepsiburada’s overall logistics operations, including warehousing, fulfillment, and last-mile delivery services for both on-platform and off-platform customers. Effective from March 31, 2024, the Company’s Chief Logistics Officer, Mehmethan Yallagöz, stepped down from his role.

(6)

Effective as of October 20, 2023, Mr. Murat Büyümez, stepped down from his position as Chief Commercial Officer after taking a leave of absence. He was followed by Mr. Ender Özgün, who had initially assumed the responsibilities of the CCO during the time of Mr. Büyümez’s leave of absence. Following Mr. Özgün’s appointment, the marketing department, which was previously reporting to the CCO, was reorganized to report to the CEO.

(7)	Effective as of January 2, 2023, the responsibilities of the Chief Information Officer and the Chief Technology Officer were merged and streamlined under the CTO role held by Mr. Alexey Shevenkov.

The following is a brief summary of the business experience of our executive officers.

Nilhan Onal

Nilhan Gökçetekin (referred to herein as Nilhan Onal) has been the Chief Executive Officer (CEO) of Hepsiburada since January 2023. Prior to Hepsiburada, she held multiple leadership roles in Amazon such as consumer electronics, insurance, shipping, apparel and footwear. During the 10 years preceding her career at Amazon, Ms. Onal held important and diverse senior management roles at Procter & Gamble in many categories and geographies, from food and electricals to home care products. Among many recognitions, in 2021, she was also named among the top Turkish executives in Global Turks par excellence conducted by Heidrick and Struggles. Nilhan Onal has been recognized on the 2023 Heroes Women Role Model 100 Executive List presented by INvolve.

Mrs. Onal holds a Pre-Master of Business Administration from Boğaziçi University in Marketing and Finance and holds a degree in Political Science and International Relations from Boğaziçi University. She also completed the “Advanced Management Program” at Harvard Business School.

Mehmet Seçkin Köseoğlu

Mehmet Seçkin Köseoğlu has served as Chief Financial Officer (CFO) since January 2024. From February 2023 to January 2024, he served as Vice President responsible for Strategic Finance at Hepsiburada.

Prior to joining Hepsiburada, he held leadership roles in finance at pharmaceutical and FMCG companies including AMGEN MEA, AMGEN Turkey, Danone and P&G, where he played a key role in driving revenue and profit across diverse international markets covering Middle East, Africa, Eastern Europe & Türkiye. He has a track record of turning around underperforming businesses and increasing enterprise value by cost optimization and organizational transformation.

Mr. Köseoğlu has a Bachelor’s degree in Mechanical Engineering from Istanbul Technical University and holds a Master of Business Administration, with honors, from Koç University.

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

Hakan Karadoğan

Hakan Karadoğan has served as Chief Executive Officer of Logistics since March 2024. Prior to joining Hepsiburada, Hakan Karadoğan was the General Manager of Amazon Türkiye’s Operations during which he, among other things, led the launch of Amazon’s Türkiye Operations in 2018. Mr. Karadoğan also has 22 years of management experience from General Electric and its predecessors, where he held various management roles in the fields of engineering, manufacturing, supply-chain and business management. During his time at General Electric, he worked in China for six years as Product Line General Manager as well as held the role as Global Leader of Power Transformers Product Line overseeing its twelve factories worldwide. He has a Bachelor’s degree in Electrical Engineering from Istanbul Technical University and completed leadership programs at Harvard Business School and INSEAD.

Ender Özgün

Ender Özgün has served as Chief Commercial Officer (CCO) since May 2, 2023. From July 2021 to October 2023, he served as Chief Marketing Officer (CMO). From May 2023 to October 2023, he held the dual roles of CMO and CCO.

Prior to joining Hepsiburada in July 2021, Mr. Özgün worked in various positions at Vodafone Türkiye, most recently as Corporate Sales Director, where his work focused on digital transformation, growth and value management, and segment strategies. He began his business career in 2005 at Procter & Gamble, where he held various managerial roles in the marketing department and focused on brand management, customer understanding, and communications strategy and execution.

Mr. Özgün holds an MBA in Brand Management and Marketing Strategies from Bahçeşehir University in Istanbul and degrees in Industrial Engineering and Civil Engineering from Bosphorus University in Istanbul.

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

Cash Compensation

The compensation for each of our executive officers consists of a base salary and a bonus based on performance. Our current board members, with the exception of our independent non-executive board members, do not receive a fee for their service on our board. We compensate each independent director with a fee for their attendance at board meetings and, where applicable, additional fees for their service as a committee member or a committee chairperson. Our board members who also serve under employment or consultancy agreements are compensated in line with their respective agreements. We compensate all of our board members for all expenses incurred by them in relation to their board duties and attendance at all meetings of our board of directors. We have no service contracts with any of our directors providing for benefits upon termination of their board duties. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2023 was TRY 490.1 million (excluding TRY 100.8 million as a share-based payment expense and TRY 5.6 million as a share-based payment provision recognized for performance target-based payments (see “—Incentive Plan”)).

Incentive Plan

In connection with our IPO, we adopted a share-based payment plan for our key management personnel as described in more detail below. This plan includes both cash and equity compensation components. The portions related to the cash components were dependent upon the occurrence of a successful IPO, which occurred in July 2021. The Company paid the cash compensation components of the plan in the fourth quarter of 2021 in the amount TRY 430.4 million.

The equity compensation components of the plan are triggered upon meeting certain “vesting” and “performance target” conditions. Settlement related to the vesting condition will be made partially on a pro rata basis in five specified vesting terms in accordance with the service period of the key management personnel considered within this program. As of December 31, 2023, the Company had recorded TRY 106.4 million as a share-based payment expense.

As of December 31, 2023, a TRY 5.6 million share-based payment provision was recognized for the performance target-based payments.

General

On April 24, 2023, the board of directors adopted revisions to our Incentive Plan dated March 24, 2021 (as amended, the “Incentive Plan”) for key executives, directors, managers, officers, employees, consultants and board members (“Plan Participants”) who contribute to our performance. The revised Incentive Plan was approved by the Company’s general assembly on August 25, 2023. The Incentive Plan originally took effect upon the Company’s listing of its ADSs representing ordinary shares in connection with its IPO. The revisions made to the Incentive Plan consisted of creating two new periods under the vesting schedule, namely, the Fourth Period and the Fifth Period, without changing the eligibility criteria, or affecting any rights of Plan Participants under their respective agreements signed prior to April 24, 2023.

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

This First Period of the Incentive Plan ended on January 31, 2023. Accordingly, the board of directors has determined in its decision dated April 24, 2023 that after tax and deductions, a total of 1,350,000 Class B ordinary shares (which may be represented by ADSs) will have been used under the First Period, in the form of RSUs for 14 Plan Participants and PSUs for 12 Plan Participants.

The board of directors resolved with its decision dated April 24, 2023 that the vested rights and benefits that have accrued under Incentive Plan agreements that were individually signed prior to the date of the board of directors’ resolution will not be negatively affected by the amendments made to the Incentive Plan.

●	Second Period: In the twelfth (12th) month following the end of the First Period, up to 1,750,000 Class B ordinary shares may be delivered;

This Second Period of the Incentive Plan ended on January 31, 2024. Accordingly, the board of directors has determined that, after tax and deductions:

●	806,957 Class B ordinary shares of the Company (which may be represented by ADSs) have vested in favor of 18 Plan Participants who became entitled, as defined under their individual contracts, to receive RSUs; and
●	93,168 Class B ordinary shares of the Company (which may be represented by ADSs) have vested in favor of 11 Plan Participants who have been determined as having successfully met the year-end targets for the purposes of the calculation of the PSUs.

In accordance with the foregoing, with respect to the Second Period, the board of directors determined on April 19, 2024 that, after tax and deductions, a total of 900,125 Class B ordinary shares (which may be represented by ADSs) vested in favor of the relevant Plan Participants on January 31, 2024 and will have been used under the Second Period.

The remaining 849,875 Class B ordinary shares (which may be represented by ADSs) after tax and deductions, which have not been used in the Second Period, have been allocated to the Third Period, by resolution of the board of directors dated April 19, 2024, as set out further below.

We expect to deliver these Class B ordinary shares (which may be represented by ADSs) to the recipients once the shares are issued or acquired by the Company.

●	Third Period: In the twelfth (12th) month following the end of the Second Period, up to 2,349,875 Class B ordinary shares may be delivered;
●	Fourth Period: In the twelfth (12th) month following the end of the Third Period, up to 1,000,000 Class B ordinary shares may be delivered; and
●	Fifth Period: In the twelfth (12th) month following the end of the Fourth Period, up to 900,000 Class B ordinary shares may be delivered.

If fewer shares are issued or allocated for a specific period as a result of changes in the number of the Plan Participants, duration of employment of such Plan Participants and the actual performance recorded for a given period, the remaining shares allocated for a specific period can be used in the following period(s).

Terms of Awards

General

Any payment under the Incentive Plan (i.e., all of the cash based awards, RSUs and the PSUs) is contingent upon the successful completion of the IPO and on the Plan Participant’s continuing employment with the Company on the date of payment.

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

Audit Committee

Our board of directors is assisted by the Audit Committee. As of the date of this annual report, the Audit Committee currently consists of three board members. The Audit Committee consists of Ahmet Fadıl Ashaboğlu, Dr. Stefan Gross-Selbeck and Tayfun Bayazıt (Committee Chair).

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

The Audit Committee holds meetings at least once every quarter. The Audit Committee’s members are appointed by the Board from among the independent directors. Nasdaq Rule 5605(c)(2) requires that the Audit Committee is comprised of at least three independent directors. Our board of directors has determined that Ahmet Fadıl Ashaboğlu, Tayfun Bayazıt and Dr. Stefan Gross-Selbeck satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The current members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the Exchange Act and Nasdaq. Moreover, our board has determined that Ahmet Fadıl Ashaboğlu, Tayfun Bayazıt and Dr. Stefan Gross-Selbeck are Audit Committee financial experts as defined under the applicable rules of the SEC and have the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. The Audit Committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq. You are able to view our Audit Committee Charter on the corporate governance section of our investor relations website.

Risk Committee

The risk committee consists of a minimum of two board members, a majority of which are required to be independent directors. The members of the risk committee are elected from among the members of our board of directors or persons, not necessarily a member of the board of directors, but possessing the required skills for this position. Our risk committee currently consists of three members: Ahmet Fadıl Ashaboğlu (Committee Chair), Tayfun Bayazıt and Tolga Babalı. Our board of directors has determined that Ahmet Fadıl Ashaboğlu and Tayfun Bayazıt are independent. In addition, our CEO and CFO participate in meetings of the risk committee as an observer. This committee is responsible for the early detection of risks that pose a threat to the existence, development and continuation of the Company. Our risk committee conducts a review of the Company’s risk management policies at least once a year.

Corporate Governance Committee

The corporate governance committee consists of two or more board members, and the majority of the corporate governance committee is required to be composed of independent directors. The members of the corporate governance committee are elected from among the members of our board of directors or persons, not necessarily members of the board of directors, but possessing the required skills for this position. Our corporate governance committee currently consists of three members: Ahmet Fadıl Ashaboğlu (Committee Chair), Tayfun Bayazıt and Tolga Babalı. Our board of directors has determined that Ahmet Fadıl Ashaboğlu and Tayfun Bayazıt are independent. Our corporate governance committee is responsible for periodically reviewing the application of corporate governance principles by our board of directors and making recommendations to the board on corporate governance matters. Our corporate governance committee also carries out the functions of a compensation committee, advising the board on compensation policies for the board and executives.

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

Corporate Governance Differences

Nasdaq allows a foreign private issuer, such as the Company, to follow its home country practices in lieu of certain Nasdaq corporate governance standards. Similarly, as a controlled company, we are exempt from certain of the Nasdaq corporate governance standards. We rely on a number of these exemptions, including, but not limited to, our use of our corporate governance committee in lieu of a standing compensation committee and that we follow home country practice in-lieu of the requirements of Nasdaq Rule 5605(e) regarding independent director oversight of director nominations. For additional information about the home country practices we follow in lieu of Nasdaq corporate governance standards, see Item 16G. “Corporate Governance” and Item 3.D. “Key Information—Risk Factors—Risks Relating to Ownership of the ADSs—As a foreign private issuer we rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs.” and “Key Information—Risk Factors—Risks Relating to Ownership of Our ADSs—We are a “controlled company” within the meaning of the Nasdaq listing rules. As a result, we qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements.”

D.	Employees

As of December 31, 2023, we had 3,213 employees and 5,843 outsourced FTEs supporting our business. We had a month-end average of approximately 312 temporary employees supporting our business during the year 2023, ranging from no temporary employees at the end of the early months of 2023 to 287 at the end of November 2023, during our peak season.

The following table sets forth information on the number of employees by department as of the dates indicated, excluding the outsourced personnel:

	As at December 31,
	2023	2022	2021
D-Market	2,191	2,811	2,862
Technology(1)	644	776	584
Category Management(2)	441	584	566
Call Center	381	567	694
Operations(3)	190	280	288
Marketing	132	185	187
HepsiGlobal(4)	90	92	72
Hepsiburada Market(4)	57	86	232
Other(5)	256	241	239
D-Fast(4)	832	871	857
D-Ödeme and Hepsifinans(4)	190	152	70
Total(6)	3,213	3,834	3,789
(1)

In 2022, according to the revised organization structure, the User Experience team was classified under Technology, which was previously under Marketing. The previous year’s figures have been adjusted to reflect this classification.

(2)

In 2022, according to the revised organization structure, our Domain Marketing team was classified under Category Management, which was previously under Marketing. The previous year’s figures have been adjusted to reflect this classification.

(3)	Includes employees in logistics warehouse operations.
(4)	Includes specifically assigned technology personnel.
(5)

Includes departments not otherwise mentioned in the table. In 2023, according to the revised organization structure: (i) our HepsiAd team was classified under Other, which was previously under Category Management (ii) our Corporate Communications team was classified under Other, which was previously under Marketing and (iii) our Private Label team was classified under Other, which was previously under Category Management.

(6)	In early 2023, we conducted targeted efforts to manage personnel costs. As of March 31, 2023, following implementation thereof, our number of employees was 3,429.

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

We believe that our future success depends on our ability to identify, hire, train and retain qualified personnel. Our people and culture strategy has the objectives of attraction, retention and social responsibility and sustainability. In pursuit of these objectives, we continued to implement people and culture strategic programs in 2023 such as adding more content to our Hepsinstitute Lifetime Learning Organisation (digital learning management systems), putting in place the HepsiUp system, which assists in setting strategic targets for performance management, and implementing HepsiFun, where our employees can socialize and have fun together outside of work. This allows cross-functional teams and remote workers to come together in person around their common interests.

In 2023, we identified Hepsiburada’s values and competencies in order to form our company culture as a leading technology company that is digitalizing commerce to make lives easier. The main pillars of our culture and core values are identified as follows: Our Customers, Innovation through Entrepreneurship and Social Consciousness. The way we work and our competencies are identified as Ownership and Accountability, Entrepreneurial Mindset, Meticulous Execution & Dedication, Continuously Develop, Organizational Alignment, Shared Goals & Mechanism, Agility and Resilience, Acting with Data Through Analytical Thinking.

We believe that a constantly developing workforce that supports the innovative and entrepreneurial spirit with training solutions appropriate to our corporate strategy and needs is indispensable for our business operations.

The development of our employees’ corporate, personal, professional and managerial skills is supported by training programs such as an orientation program, leadership academy, competency training, a personal and professional development catalogue, and specific functional technical training within the scope of the annual training plan. In 2023, we provided a total of approximately 88,235 hours of training to our employees, representing an average of 26 training hours per person. 9,308 of these hours related to executives participating in a leadership academy program. In the same period, 61% of our training was carried out through internal resources.

We encourage high employee performance by offering bonuses and providing other incentives generally based on their contributions to our business operations.

Continuing a practice developed during the COVID-19 pandemic, Hepsiburada offers a hybrid working model. Since 2022, employees with a manager title and above work at the office four days a week while other employees work from home, coming into the office only as their jobs require.

Employee well-being and engagement is also an important component of our human resources policy. Accordingly, in 2022, we launched the HepsiSen-Wellbeing program. We provide employees with telephone counseling services (such as psychologists, lawyers, veterinarians, etc.) and online dietitian services. Additionally, we have partnered with a fitness company where employees can go to the gym of their choice through our negotiated agreements. In 2024, we have prioritized the development of HepsiSEN through sports and health formations (such as yoga, pilates, football, basketball, volleyball) communities and new collaborations.

With our HepsiGÖNÜLDEN program, we actively engage with our employees in social solidarity efforts, supporting various charitable organizations.

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

The following table sets forth information relating to the beneficial ownership of Class A shares and Class B ordinary shares as of April 26, 2024 for:

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

The percentage of shares beneficially owned is computed on the basis of (i) 40,000,000 of our Class A shares outstanding and (ii) 281,382,906 Class B ordinary shares outstanding, each as of April 26, 2024. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group.

To our knowledge, there are no U.S. holders of record of our shares as of April 26, 2024. All of our Class A shares are held by our Founder outside of the United States. As of April 16, 2024, 65,251,000 of our Class B ordinary shares were held by The Bank of New York Mellon, acting through its office located in the United Kingdom, as custodian for the depositary. There is no complete record of all ADS holders, nor of U.S. ADS holders, and therefore it is not possible to give an accurate breakdown of geographical distribution of such holders by country of residence. While we have been informed by The Bank of New York Mellon, as depositary, that there are no registered holders of ADSs with a U.S. address as of April 16, 2024, all of our ADSs are held by brokers or other nominees and, as a result, the number of ADS holders of record is not representative of the number of beneficial holders or of the residence of such beneficial holders.

Unless otherwise indicated below, the address for each beneficial owner listed below is Kuştepe Mahallesi Mecidiyeköy Yolu Cadde no: 12 Kule 2 K2 Şişli Istanbul, Türkiye.

We are a controlled company and our Founder controls 71.5% of our total voting power. TurkCommerce B.V. directly holds shares representing 4.8% of our total voting power. In the table below, TurkCommerce B.V. is presented as the beneficial owner of 76.3% of our total voting power due solely to the application of certain provisions of the Shareholders Agreement as explained in footnote (4) pursuant to which TurkCommerce B.V. may be deemed to share beneficial ownership of the shares held by our Founder only for the limited purpose of electing a TurkCommerce B.V. director nominee. For additional information, please refer to the table below and specifically to footnote (4).

Shares Beneficially Owned
	Privileged Class A Shares						Class B Ordinary Shares
% of Total Voting
	Number of shares			%			Number of shares			%			Power
Name of Shareholder	(actual)	(deemed)*		(actual)	(deemed)*		(actual)	(deemed)*		(actual)	(deemed)*		(actual)	(deemed)*
Executive Officers and Board Members
Hanzade Vasfiye Doğan Boyner (1)(2)	40,000,000	40,000,000		100.0	100.0		29,864,015	29,864,015		10.6	10.6		71.5	71.5
Erman Kalkandelen	—	—		—	—		—	—		—	—		—	—
Ahmet Toksoy	—	—		—	—		—	—		—	—		—	—
Mehmet Erol Çamur	—	—		—	—		—	—		—	—		—	—
Ahmet Fadıl Ashaboğlu	—	—		—	—		—	—		—	—		—	—
Stefan Gross-Selbeck	—	—		—	—		—	—		—	—		—	—
Vuslat Doğan Sabancı(1)	—	—		—	—		48,539,180	48,539,180		17.2	17.2		5.5	5.5
Tolga Babalı	—	—		—	—		—	—		—	—		—	—
Tayfun Bayazıt	—	—		—	—		—	—		—	—		—	—
Nilhan Onal	—	—		—	—		—	—		—	—		—	—
Mehmet Seçkin Köseoğlu	—	—		—	—		—	—		—	—		—	—
Erkin Aydın**	—	—		—	—		—	—		—	—		—	—
Esra Beyzadeoğlu	—	—		—	—		—	—		—	—		—	—
Ender Özgün	—	—		—	—		—	—		—	—		—	—
Alexey Shevenkov	—	—		—	—		—	—		—	—		—	—
Hakan Karadoğan	—	—		—	—		—	—		—	—		—	—
All executive officers and board members as a group (persons)	40,000,000	40,000,000		100.0	100.0		78,403,195	78,403,195		27.8	27.8		77.0	77.0
Other Principal Shareholders
Yaşar Begümhan Doğan Faralyalı (1)	—	—		—	—		48,539,170	48,539,170		17.2	17.2		5.5	5.5
Arzuhan Doğan Yalçındağ (1)	—	—		—	—		44,271,070	44,271,070		15.7	15.7		5.0	5.0
TurkCommerce B.V.(3)(4)	—	40,000,000	(4)	—	100.0	(4)	42,885,686	72,749,701	(4)	15.2	25.8	(4)	4.8	76.3	(4)
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

(3)

Information derived from a Schedule 13G/A filed by TurkCommerce B.V. (“TurkCommerce”) on February 8, 2024. Includes 42,885,686 Class B ordinary shares directly held by TurkCommerce. TurkCommerce is beneficially owned and controlled by Templeton Turkey Fund GP Ltd. and is managed pursuant to a limited partnership agreement among Templeton Turkey Fund GP Ltd. and Templeton Asset Management Ltd., along with their limited partners. Each of the foregoing entities, as a result, and by virtue of the relationships described above, may be deemed to beneficially own the shares owned by TurkCommerce. Each of Templeton Turkey Fund GP Ltd. and Templeton Asset Management Ltd. disclaims beneficial ownership of the shares held by TurkCommerce, except to the extent, if any, of its pecuniary interest therein. The principal business address of TurkCommerce is Amstelveenseweg 760, 1081JK Amsterdam. The principal business address of Templeton Türkiye Fund GP Ltd. and Templeton Türkiye Fund, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The principal business address of Templeton Asset Management Ltd. is 7 Temasek Boulevard, Suntec Tower One, #38-01, Singapore 038987. The principal business address of Erman Kalkandelen is Ferko Signature Büyükdere Caddesi No: 175, Levent 34398 Istanbul, Türkiye.

(4)

Information derived from a Schedule 13G/A filed by TurkCommerce on February 8, 2024. In addition to the Class B ordinary shares described in footnote 3, includes for a very limited purpose, as described below, the following shares held by Hanzade Vasfiye Doğan Boyner: (A) 29,864,015 Class B ordinary shares and (B) Class B ordinary shares underlying 40,000,000 privileged Class A shares. The privileged Class A shares are convertible one-for-one into shares of the Issuer’s Class B ordinary shares as described in “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, As Amended” in Exhibit 2.1 to this annual report, and, if not previously converted, automatically convert into shares of the Issuer’s Class B ordinary shares on July 1, 2041. Pursuant to a Shareholders’ Agreement entered into in June 2021 (prior to the Issuer’s initial public offering) by and among Hanzade Vasfiye Doğan Boyner, TurkCommerce and the other parties thereto (the “Shareholders’ Agreement”), the parties thereto agreed to, among others, certain voting arrangements in favor of a director nominee of TurkCommerce. As a result of this voting arrangement only, TurkCommerce may be deemed to be a member of a “group” under Section 13(d) of the Exchange Act, with respect to the Class B ordinary shares beneficially owned by TurkCommerce and Hanzade Vasfiye Doğan Boyner. Assuming such a group is deemed to exist, the members of the group are Hanzade Vasfiye Doğan Boyner and TurkCommerce, and TurkCommerce may be deemed a beneficial owner (i) with voting and dispositive power over its 42,885,686 Class B ordinary shares and (ii) solely for purposes of electing a director nominee of TurkCommerce, with voting power over the 29,864,015 Class B ordinary shares and the Class B ordinary shares underlying 40,000,000 privileged Class A shares, in each case, owned by Hanzade Vasfiye Doğan Boyner.

There has been no significant change in the percentage ownership held by any shareholders identified in the table above since our IPO except as follows:

●	Pursuant to information derived from a Schedule 13G filed by TurkCommerce on February 14, 2022, Erman Kalkandelen was deemed to own 40,000,000 Class A shares and 77,365,085 Class B ordinary shares solely by virtue of his position as a director of the entities controlling TurkCommerce. Pursuant to information derived from a Schedule 13G/A filed on April 4, 2023, Erman Kalkandelen is no longer deemed to own any Class A shares or Class B ordinary shares as he is no longer identified as a director of the entities controlling TurkCommerce.
●	On September 28, 2023, the Company announced that it had entered into a contribution agreement with TurkCommerce. pursuant to which the Company agreed to purchase 4,615,384 Class B ordinary shares from TurkCommerce. The purchase transaction was completed on October 18, 2023, and the change in the share ownership was reported in a Schedule 13G/A filed by TurkCommerce on February 8, 2024. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Transaction with Major Shareholder.”

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

The following is a description of related party transactions since January 1, 2023, to which we were party with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.

Transactions with Related Parties

Between January 1, 2023 and the date of this annual report, we were parties to various transactions with companies whose shareholders include (among others) our Founder, Vuslat Doğan Sabancı, a member of our board, and Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan, each of whom are our shareholders (see “—Major Shareholders”). These individuals are relatives and members of the Doğan family (collectively, the “Doğan family”). Members of the Doğan family are also the majority shareholders of Doğan Holding and related companies in the Doğan Group.

Other than as disclosed herein, these transactions consisted of sales and purchases of goods and services from entities controlled by the members of the Doğan family in the ordinary course of our business. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2023, we recognized no provision for expected credit losses relating to amounts owed by related parties.

In total, we engaged in sales to companies controlled by members of the Doğan family of TRY 35.0 million for the year ended December 31, 2023, and purchases from companies controlled by members of the Doğan family of TRY 266.0 million for the year ended December 31, 2023. As of December 31, 2023, TRY 9.2 million was due from related entities controlled by members of the Doğan family and TRY4.6 million was due to related entities controlled by members of the Doğan family.

Specifically, we have purchased goods and services at market prices from Doğan Dış Ticaret ve Mümessillik A.Ş., an entity controlled by members of the Doğan family, primarily inventory and importation services in relation to our Direct Sales, in the amount of TRY 195.2 million for the year ended December 31, 2023. We leased the real estate and office space for our corporate headquarters (on an annual basis with monthly rental payments) and purchased office-related services from D Gayrimenkul Yatırımları ve Ticaret A.Ş., (“D Gayrimenkul Yatırımları”) an entity controlled by members of the Doğan family for TRY 45.2 million for the year ended December 31, 2023 under an additional protocol to the lease agreement dated December 24, 2014 entered into with D Gayrimenkul Yatırımları on June 14, 2019 (as amended in June 2019 and August 2019). We have purchased goods at market prices from Doğan Yayınları Yayıncılık ve Yapımcılık Ticaret A.Ş., an entity controlled by members of the Doğan family, in relation to our Direct Sales, in the amount of TRY 14.8 million for the year ended December 31, 2023. We have sold goods at market prices to D Elektronik Şans Oyunları ve Yayıncılık A.Ş., an entity controlled by members of the Doğan family, in the amount of TRY 13.5 million for the year ended December 31, 2023. On November 11, 2020 we also entered into a financing agreement with Doruk Faktoring A.Ş., a Turkish financial institution controlled by members of the Doğan family, in connection with our supplier and merchant financing services to establish a line of credit of up to TRY 10.0 million which was not drawn as of December 31, 2023 (see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing”). Other transactions with entities controlled by members of the Doğan family have included sales of goods and services in our Direct Sales and through our Marketplace, fulfillment services and gift checks, and other purchases of inventory for our Direct Sales, vehicle lease services, advertising services and internet data services.

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

Transactions with Board Members

The Company has signed employment agreements with two members of our board of directors, Mr. Murat Emirdağ and Mr. Tolga Babalı, for provision of services as senior officers of the Company effective January 2023. Under the terms of the employment agreements, Mr. Murat Emirdağ and Mr. Tolga Babalı act as senior officers of the Company and receive benefits such as monthly compensation, performance and other bonuses, and social security benefits. Mr. Murat Emirdağ transitioned to an advisory role on May 1, 2023, under a consultancy agreement with the Company that was in effect until January 31, 2024.

Transaction with Major Shareholder

On December 5, 2022, the Company and TurkCommerce entered into a binding term sheet according to which TurkCommerce agreed to contribute $3,975,000 towards the settlement of two class actions involving the Company. Subsequently, on September 28, 2023, the Company signed a contribution agreement with TurkCommerce pursuant to which the Company agreed to purchase 4,615,384 Class B ordinary shares of the Company from TurkCommerce against payment of $5,732,306.93 (the “Share Purchase Price”), corresponding to a purchase price per share of $1.242 (the “Transaction”). The Share Purchase Price was paid by the Company by way of a combination of (i) offsetting the $3,975,000 settlement contribution amount owed by TurkCommerce and (ii) a $1,757,306.93 (TRY 48,023 thousand) cash payment on the date of completion of the Transaction. The Transaction was completed on October 18, 2023. The Class B ordinary shares purchased in the Transaction are expected to be delivered to plan participants under the Company’s Revised Incentive Plan adopted by the Board of Directors on April 24, 2023.

The settlement became final following the approval and entry of judgment by the respective federal and state courts in the State of New York. For a discussion of the two class actions and the settlement, please see disclosure under Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Class Action Proceedings” in this annual report.

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

In addition to the indemnification agreements, since August 23, 2021, we maintain directors’ and officers’ liability insurance that insures our directors and executive committee members, subject to certain caps and excess thresholds, against the cost of defense, settlement or payment of a judgment that may need to be paid by those directors and officers in some circumstances. Our directors’ and officers’ liability insurance is provided by Ray Sigorta A.Ş, an insurance company based in Türkiye, and the official insurance policy is held on file at the offices of Marsh Türkiye, whereas reinsurance protection is provided by A-rated reinsurers. In addition to customary coverage, the policy has a retroactive cover that includes our initial public offering in July 2021 and the preparations therefore. The current policy is valid until September 30, 2024.

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

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal Proceedings

Other than as disclosed in this section and elsewhere in this annual report, we are not currently involved in any material litigation or regulatory actions that we believe would have a material adverse effect on our financial condition or results of operation, nor are we aware of any such material litigation or regulatory actions threatened against us. From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. For further discussion, see Note 13 to our audited consolidated financial statements included elsewhere in this annual report. For additional information on the TCA’s investigation into our alleged violations of Turkish Competition Law, and investigations initiated by the Personal Data Protection Authority; see also Item 3.D. “Risk Factors—Legal and Regulatory Risks—We may be subject to administrative fines and our reputation may be harmed if the Turkish Competition Authority were to determine that we did not comply with Turkish competition laws and regulations,” “Risk Factors—Legal and Regulatory Risks—We have been and in the future may be involved in litigation, some of which is material” and “Risk Factors—Legal and Regulatory Risks—We may be subject to administrative fines and our reputation may be harmed if the Personal Data Protection Authority were to determine that we breached Turkish Data Protection Law No. 6698.”

Class Action Proceedings

In September 2021, a class action lawsuit was filed by an alleged holder of the Company’s ADSs, against the Company, board members at the time of the IPO, certain members of the Company’s senior management, the underwriters of the IPO, TurkCommerce B.V. and other defendants. The case was filed before the Supreme Court of the State of New York in the United States as case no. 655701/2021 (the “State Court Action”).

The complaint, filed on behalf of a class of investors that acquired the Company’s ADSs in the IPO and amended in December 2021, alleges claims under Sections 11 and 15 of the Securities Act. The complaint alleged that the Company’s registration statement (consisting of the prospectus and the registration statement filed with the U.S. Securities and Exchange Commission that was declared effective on June 30, 2021 in connection with the IPO (the “Registration Statement”)), contained untrue statements of material facts or omitted facts necessary to make the statements made therein not misleading.

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

The complaint, filed on behalf of a class of investors that acquired the Company’s ADSs issued in connection with the IPO and amended in February 2022, alleged claims under Sections 11, 12(a)(2) and 15 of the Securities Act. The complaint alleged that the Registration Statement contained untrue statements of material facts or omitted facts necessary to make the statements made therein not misleading.

After negotiations, the parties signed a stipulation of settlement agreement dated March 22, 2023 (the “Settlement”). Under the terms of the Settlement, Hepsiburada paid $13.9 million to resolve the Actions in their entirety. TurkCommerce B.V., currently a holder of the Company’s Class B ordinary shares, contributed $3,975,000 towards the Settlement amount pursuant to a contribution agreement entered into between the Company and TurkCommerce B.V. on September 28, 2023. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Transaction with Major Shareholder.”

On April 20, 2023, the United States District Court for the Southern District of New York issued an order granting the plaintiffs’ motion for preliminary approval of the Settlement, and later issued a final approval during a fairness hearing held on August 1, 2023. The State Court Action was dismissed by the state court with prejudice on September 22, 2023, and the appeal period regarding the State Court Action expired. As a result, both of the Actions have been finally resolved without admission of any wrongdoing.

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

For a description of the legal and regulatory framework and the provisions of our articles of association related to the declaration and payment of dividends, see “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, As Amended—Articles of Association—Dividends” in Exhibit 2.1 to this annual report.

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

ADSs representing our Class B ordinary shares are listed on the Nasdaq. See Item 9.C. “The Offer and the Lising—Markets.”

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

The information called for by this Item 10.B of Form 20-F is provided in Exhibit 2.1 to this annual report and is incorporated by reference herein. For a description of matters related to our board of directors, see “Item 6.C—Board Practices—Duties of Directors.”

C.	Material Contracts

Share Purchase Agreement to acquire Hepsifinans (formerly Doruk Finansman A.Ş.)

Please see Item 4.A. “Information on the Company—History and Development of the Company—Company History and Brand Development” and Item 4.C. “Information on the Company—Organizational Structure—Hepsifinans.”

Contribution Agreement with TurkCommerce

Please see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Transaction with Major Shareholder.”

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

Turkish citizens are permitted to buy unlimited amounts of foreign currency from banks and to hold foreign currency in commercial banks. Banks are obliged to inform authorities to be determined by the Ministry of Treasury and Finance about Turkish Lira transfers abroad, excluding payments for exports, imports and invisible transactions that are above the equivalent of USD 50,000, within a 30-day period starting from the date of transfer. Any amendment to recent exchange controls provisions may affect our results of operations.

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

Accordingly, a corporate borrower shall be permitted to utilize foreign currency loans if (i) it generates foreign currency-denominated revenue, which is defined as “the revenue derived from export, transit trade, sales and deliveries considered as export and foreign currency generating activities (F/X Revenue Exemption)” in the new legislation; (ii) the purpose of the loan is to finance an activity that is exempt from the F/X Loan Restriction (Activity Exemption); (iii) the unpaid outstanding balance of its total foreign currency loans and/or foreign currency indexed loans (Loan Balance) is more than USD 15 million or (iv) the F/X loan to be utilized by a corporate borrower falls within the scope of the exemptions determined by the Ministry of Treasury and Finance.

As far as the F/X Revenue Exemption is concerned, (i) if the loan balance of a corporate borrower is below USD 15 million, the sum of (i) the foreign currency loan to be utilized; and (ii) the existing loan balance must not be more than the combined value of its foreign currency revenues as stated in its last three years’ financials. Otherwise, the exceeding portion of the foreign currency loan must either be cancelled or converted into Turkish Lira.

With regard to the Activity Exemption, a legal entity must qualify as a public institution, bank or factoring, financial leasing and financing company resident in Türkiye in order to utilize foreign currency loans. In the case of corporate borrowers, the Activity Exemption must relate to an activity in the context of (i) a domestic tender with an international element awarded to such corporate borrower; (ii) defense industry projects approved by the Undersecretariat of Defence Industry; (iii) public private partnership projects; (iv) an export, transit trade, sales and related deliveries subject to the relevant corporate borrower certifying the scope of its relevant activity and its potential sources of foreign currency revenues or (v) an investment incentive certificate. Note that in order for a corporate borrower to benefit from the Activity Exemption summarized in item (iv), it must not have any foreign currency revenue within the last three financial years (which otherwise would be subject to the F/X Revenue Exemption) and the maximum amount of foreign currency loan such Corporate Borrower can utilize is limited to the amount stated in its certified sources of foreign revenue. For the restrictions on TRY borrowings for companies whose total foreign currency assets exceed certain limits, see Item 5.B. “Operating And Financial Review And Prospects—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources.”

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

Material Türkiye Tax Considerations

Tax Status of Shareholders

Under Turkish income tax laws, there are two types of tax status in determination of income tax liabilities of taxpayers. “Residents” are subject to Turkish income taxation on their worldwide income as taxpayers with full liability. “Non-Residents”, who are considered taxpayers with limited liability, are subject to Turkish income taxation on their taxable income sourced from Türkiye, if applicable.

Real persons are considered Residents in Türkiye, if (i) they are domiciled in Türkiye in accordance with the Turkish Civil Code or (ii) excluding temporary departures, they stay in Türkiye for more than six months in a calendar year. If neither of the given two conditions is satisfied, real persons are considered Non-Residents for Turkish tax purposes.

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

Resident individuals are required to file an annual tax return for their dividend income. One half of the gross amount of dividends derived by Resident individuals from Resident companies is exempt from income tax. If the remaining amount exceeds the monetary threshold (TRY 150,000 for 2023) together with other income subject to declaration, this remaining amount should be declared in the annual tax return. Withholding tax charged on the gross amount of such dividend will be credited against income tax calculated on the tax return. If the dividend is distributed as bonus shares, acquisition of such bonus is not subject to declaration.

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

A U.S. Holder may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the ADSs to market, provided the ADSs are “marketable stock.” As a result of such an election, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ADSs at the end of the taxable year and such U.S. Holder’s tax basis in such ADSs at that time. Any gain under this computation, and any gain on an actual disposition of the ADSs in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ADSs in a taxable year in which we are a PFIC, would be treated as ordinary loss to the extent of the cumulative net mark-to-market gain previously included. Any remaining loss from marking the ADSs to market will not be allowed, and any remaining loss from an actual disposition of the ADSs generally would be capital loss. A U.S. Holder’s tax basis in the ADSs would be adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that the ADSs will be marketable stock for these purposes. In addition, an election for mark-to-market treatment would likely not be available with respect to any lower-tier PFICs. A mark-to-market election is made on a shareholder- by-shareholder basis, applies to all of the ADSs held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ADSs no longer constitute “marketable stock”).

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

Not applicable.

J.Annual Report to Security Holders

We intend to furnish our Board of Directors’ Annual Report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For further information on payments made by the depositary to the Company under the ADS program, see Note 15 to our audited consolidated financial statements included elsewhere in this annual report.

In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

For the period from June 30, 2021, the effective date of the Registration Statement, to December 31, 2023, we have used around $ 323 million of the proceeds received from our IPO for general corporate purposes, including working capital, operating expenses, capital expenditures such as investments in the expansion of our strategic assets and complementary businesses. As of the date of this annual report, there have been no material changes in the use of proceeds as disclosed in the Registration Statement.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2023.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our internal control over financial reporting generally includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this evaluation, management has concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was not effective because of the material weaknesses described below.

As part of management’s assessment of its internal control over financial reporting for the fiscal year ended December 31, 2023, we have identified material weaknesses in our internal control over financial reporting related to:

i.	the design and operating effectiveness of ITGCs for information systems with respect to certain IT applications and IT databases that are relevant to the preparation of our consolidated financial statements; and

ii.	deficiencies in the control environment, information and communication, monitoring and control activities components of the COSO Framework that constitute material weaknesses, either individually or in the aggregate.

The material weakness identified in (i) above relates to access to programs and data, program changes and segregation of duties with respect to certain IT applications and IT databases.

The material weaknesses identified in (ii) above relate to the control environment, information and communication, monitoring and control activities components.

Control Environment. The deficiencies in the control environment component relate to the Company’s failure to prioritize maintaining adequate internal controls over financial reporting which meant that we were not capable of designing and implementing all necessary internal controls.

Information and Communication. The deficiencies in the information and communication component relate to failures in designing adequate controls over IT dependencies and certain inputs provided by organizations that support our platform operations.

Monitoring. The deficiencies in the monitoring component relate to lack of performance of operational tests and test documentation due to existing design deficiencies.

Control Activities. The deficiencies in the control activities component relate to failures in designing adequate entity-level and transaction-level controls, providing evidence of control performance, providing appropriate segregation of duties, and ensuring a level of precision that is sufficient for identifying all potentially material errors.

The material weaknesses identified in the components of the COSO Framework are commensurate with the nature, growth and complexity of the Company’s business.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting can only provide reasonable, not absolute, assurances. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but cannot provide assurance that such improvements will be sufficient to provide us with effective internal control over financial reporting.

The material weaknesses described above did not result in material adjustments, or restatements, of our audited consolidated financial statements or disclosures for any prior period previously reported by us. Notwithstanding the existence of these material weaknesses, we believe that the consolidated financial statements in this annual report fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods, presented, in conformity with IFRS.

Management’s Remediation Activities

Under the supervision of management and the oversight of our Audit Committee, we are in the process of taking remedial actions to address our control deficiencies, which are designed to address the underlying causes of the material weaknesses, including:

●	continuing to improve controls over IT application access rights management as well as information systems at the database level;
●	continuing to improve control procedures for managing changes in our information systems with respect to IT applications;
●	strengthening our internal IT audit team as well as our Sarbanes-Oxley audit team (which is part of the Internal Audit Department) to ensure that the appropriate level of knowledge and experience is available to continue to improve our documentation of process flows and monitoring and remediation of control deficiencies;
●	continuing to engage external advisors, as needed, with subject matter expertise and additional resources to provide assistance with all elements of the internal control over financial reporting program and, in particular, with ITGC and Sarbanes-Oxley audits;
●	continuing to design and implement a set of controls over the internal controls over financial reporting system; and
●	continuing to deploy an annual testing plan that includes monitoring and operation of internal controls and addressing control deficiencies in order to assist with the monitoring of control activities by the Internal Audit team.

Until these remedial actions have been completed and the required internal controls have been fully implemented and operated for a sufficient period of time to be able to conclude that material weaknesses described above have been successfully remediated, our internal control over financial reporting will remain ineffective. Additionally, as management continues to evaluate our internal control over financial reporting, we may decide to take additional measures to address control deficiencies or determine to modify certain of the remediation measures identified.

During the year ended December 31, 2022 and as disclosed in our 2022 annual report, our management identified and disclosed a material weakness in our internal control over financial reporting related to the design and operating effectiveness of ITGCs for information systems with respect to access rights, IT program change-management controls and segregation of duties, in all cases with respect to IT applications.

To remediate the material weakness related to the design and operating effectiveness of ITGCs, our management, in consultation with the Audit Committee, implemented a remediation plan to strengthen our internal control over financial reporting, which included the following measures:

●	improving controls over IT application access rights management;
●	implementing new control procedures for managing changes in our information systems with respect to IT applications;
●	designing the information technology processes for compliance and security with respect to IT applications;
●	retaining consultants with specialized experience in providing advisory services with respect to segregation of duties in IT applications; and
●	establishing information technology processes and control team (Sarbanes-Oxley ITGC) under the Technology Department with respect to IT applications.

Based on the testing and evaluation of the effectiveness of our internal control over financial reporting, our management concluded that the material weakness had been only partially remediated as of December 31, 2023. To the extent the remediation measures were not fully implemented as of December 31, 2023, such measures are included as part of the remedial actions the Company is continuing to take in 2024.

C.	Attestation Report of the Registered Public Accounting Firm

Not applicable. As we qualify as an emerging growth company (as defined in Section 2(a)(19) of the Securities Act), we are exempt from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act.

D.	Changes in Internal Control over Financial Reporting

Except as disclosed above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Tayfun Bayazıt, Ahmet Fadıl Ashaboğlu and Dr. Stefan Gross-Selbeck are audit committee financial experts as defined under the applicable rules of the SEC and have the requisite financial sophistication such as the financial literacy and the financial expertise as defined under the applicable rules and regulations of Nasdaq. Our board has also determined that Tayfun Bayazıt, Ahmet Fadıl Ashaboğlu and Dr. Stefan Gross-Selbeck satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq listing rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On June 14, 2023, at the recommendation of the Audit Committee, the board of directors appointed PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (“PwC”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023. The appointment of PwC was approved by Hepsiburada’s shareholders at the annual general assembly held on August 25, 2023. The Company’s previous auditor, Guney Bagimsiz Denetim Ve Serbest Muhasebeci Mali Musavirlik A.S. (“EY”), was dismissed on August 25, 2023.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by independent registered public accounting firms PwC and EY for the periods indicated.

(in TRY millions)	For the year ended December 31,
	2023	2022
Audit Fees (1)	50.7	27.9
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	50.7	27.9
(1)

Audit Fees for the years ended December 31, 2023 and 2022 were related to professional services provided for the audit of our consolidated financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory engagements for those fiscal years. These audit fees also comprise the audit fee of our predecessor independent public accounting firm, Guney Bagimsiz Denetim Ve Serbest Muhasebeci Mali Musavirlik A.S. (“EY”) amounting to TRY 5.3 million.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2023, we repurchased a total of 4,615,384 Class B ordinary shares of the Company to be held in treasury.

				Total shares	Approximate
	Total			repurchased	maximum value
	number		Average price	under	of shares that may yet be
	of		paid per	publicly	purchased
	shares		share	announced	under the
	purchased		(in TRY)	programmes	programmes
January 2023	—		—	—	—
February 2023	—		—	—	—
March 2023	—		—	—	—
April 2023	—		—	—	—
May 2023	—		—	—	—
June 2023	—		—	—	—
July 2023	—		—	—	—
August 2023	—		—	—	—
September 2023	—		—	—	—
October 2023	4,615,384	(1)	34.83 ($1.242)	—	—
November 2023	—		—	—	—
December 2023	—		—	—	—
	4,615,384		34.83 ($1.242)	—	—
(1)

Includes Class B ordinary shares of the Company purchased in a privately negotiated transaction pursuant to a contribution agreement entered into with TurkCommerce on September 28, 2023. The transaction was completed on October 18, 2023. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Transaction with Major Shareholder.”

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 14, 2023, at the recommendation of the Audit Committee, the Board of Directors appointed PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (“PwC”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023, subject to approval by the general assembly of shareholders of the Company in accordance with the Turkish Commercial Code. The appointment of PwC was approved by Hepsiburada’s shareholders at the annual general assembly held on August 25, 2023 and PwC’s appointment as our auditor was effective as of that date. Guney Bagimsiz Denetim Ve Serbest Muhasebeci Mali Musavirlik A.S. (“EY”) was dismissed on August 25, 2023, the date of the Company’s 2023 annual general assembly and conclusion of EY’s responsibilities relating to the audit of the consolidated financial statements for the fiscal year ended December 31, 2022.

The reports of EY on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2022 and 2021 and the subsequent interim period from January 1, 2023 through August 25, 2023, there were (i) no disagreements with EY, as that term is used in Item 16F(a)(1)(iv) of Form 20-F and defined in Instruction 4 to Item 16F over any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years; and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F, other than:

i.	in 2021, we identified two material weaknesses in our internal controls over financial reporting related to not effectively performing internal controls with respect to the review of complex and unusual transactions in accordance with IFRS, and not effectively performing information technology general controls (“ITGCs”) for one of our recently developed information technology products; and

ii.	in 2022, we identified a material weakness in our internal control over financial reporting related to the design and operating effectiveness of ITGCs for information systems with respect to access rights, IT program change management controls and segregation of duties, in all cases with respect to IT applications, that are relevant to the preparation of our consolidated financial statements. As a result of the overall impact of the ineffective ITGCs and information produced by those IT applications with respect to business processes, controls over such business processes were also deemed ineffective.

During the Company’s two fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through August 25, 2023, neither the Company nor anyone acting on the Company’s behalf consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of the Company, and neither a written report was provided to the Company or oral advice was provided that PwC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F, including the matters described above.

The Company has provided EY with a copy of the foregoing disclosure and has requested EY to provide it with a letter addressed to the SEC stating whether or not EY agrees with the above statements. A copy of such letter, dated April 30, 2024 is filed as an exhibit to this annual report on Form 20-F, see Exhibit 16.1.

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

We have chosen to voluntarily adopt, by amending our articles of association and by adopting necessary resolutions of the board of directors, some of the principles to which publicly held companies are subject under Turkish Capital Markets Laws and Regulations, namely the requirements that:

●	At least one-third of the members of the board of directors be independent in accordance with the requirements of Turkish Capital Markets Laws and Regulations (we have three independent directors as of the date of this annual report); and
●	The board of directors establish an Audit Committee, Risk Committee and Corporate Governance Committee for the effective functioning of the board of directors in terms of best practice, even though the Company is not required to comply with the TCMB’s Communiqué numbered II / 17.1 on Corporate Governance Principles, which was published in the Official Gazette dated January 3, 2014 (“TCMB Corporate Governance Principles”).

However, unless and until such time as we attain publicly held company status under Turkish Capital Markets Laws and Regulations, we will not be subject to the general provisions thereof, including the TCMB Corporate Governance Principles.

The following summarizes the main rules under the Turkish Capital Markets Laws and Regulations:

●	The percentage of independent members of the board of directors can not be less than one-third of the total number of the members of the board of directors. In calculating the percentage of independent members on a board, a fraction would be rounded up to the nearest integer. The number of the independent board members on the board can not be less than two. The term of office of independent members of the board of directors is up to three years and they can be nominated again and re- elected. However, an individual who has served on the board of a company for more than six years within the last ten years, cannot be appointed as an independent member of the board.

●	The following committees of the board of directors shall be established by listed companies:
●	Audit Committee;
●	Corporate Governance Committee; and
●	Risk Committee.
●	Each of the corporate governance committee, the risk committee and the audit committee should consist of at least two members. It is mandatory that both (in the case of committees with two members) or the majority of the members (in the case of committees with three or more members) of the committees be non-executive board members, provided that all of the members of the Audit Committee must be independent members. Expert people who are not board members may be elected as committee members except for the Audit Committee which must consist only of board members. The chief executive officer should not hold a position on the committees. Terms of reference, working principles and members of the committees shall be determined and disclosed to the public by the board of directors.
●	Mandatory rules relating to enhanced shareholder information:
●	There are enhanced requirements as to the contents of the general assembly notice.
●	A written remuneration policy for board members and senior management must be prepared. This policy must be posted on the company’s website and submitted at the ordinary general assembly as a separate agenda item for information. Payment plans, such as stock options or those based on company performance, are not used in the remuneration of independent board members. Remuneration of independent board members must safeguard their level of independence.
●	There are rules relating to mandatory tender offer, material transactions and related party transactions or guarantees to third parties, that:
●	require any person acquiring “control” of the Company within the meaning of Turkish Capital Markets Laws and Regulations to make a mandatory tender offer to the minority shareholders;
●	require any person whose shares or total voting rights reach or fall below 5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95% of our ordinary shares or total voting rights to notify both us and the public;
●	provide for approval by the general assembly of shareholders of any “material transactions” within the meaning of the Turkish Capital Markets Laws and Regulations;
●	require approval of material related party transactions by a majority of independent directors;
●	impose a “short-swing” profits rule on transactions in our ordinary shares by directors or senior management occurring within a six-month period;
●	require approval by the general assembly of shareholders of any transactions by related parties in the same field activity as the field of activity of our Company or our subsidiaries;
●	require the adoption of specified policies and procedures governing the distribution of dividends; and
●	permit the squeeze-out of minority shareholders by any shareholder who holds more than 98% of all voting rights related to our outstanding ordinary shares.

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

We rely on these exemptions with respect to the following Nasdaq requirements:

●	we do not comply with the requirement under Nasdaq Listing Rule 5605(b)(1) that a majority of the members of our board of directors be independent (we follow the requirement under the Turkish Capital Markets Laws and Regulations as described above);
●	we do not comply with the requirement under Nasdaq Listing Rule 5605(b)(2) to have regularly scheduled meetings at which only independent directors attend and will follow home country practice that permits us not to hold regular executive sessions where only independent directors are present;
●	we do not comply with the requirement under Nasdaq Listing Rule 5605(d) to have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum duties, subject to certain exceptional and limited circumstances (our Corporate Governance Committee carries out the functions of a compensation committee, and consists of a majority of independent directors);
●	we do not comply with the requirement under Nasdaq Listing Rule 5605(e) that director nominees be selected or recommended by either (i) a nominations committee comprised solely of independent directors with a written charter or (ii) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate pursuant to a process adopted in a board resolution. We follow home country practice which permits us to appoint directors by resolution at the general assembly of shareholders as set forth in our articles of association and the TCC;
●	we do not comply with the requirement under Nasdaq Listing Rule 5620(b) that a company solicit proxies for all shareholder meetings and will follow home country practice that permits us not to solicit proxies;
●	we do not comply with the requirement under Nasdaq Listing Rule 5620(c) that an issuer provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one third of the outstanding voting stock (under Turkish law one-fourth of the outstanding voting stock of a company is adequate for a meeting of the shareholders, except in specific circumstances where Turkish law requires a higher quorum);
●	we do not comply with the requirement under Nasdaq Listing Rule 5630 that the audit committee or another independent body of the board of directors review and oversee all related party transactions (Turkish law only requires approval by a majority of independent directors for material related party transactions and such rule would only apply to us from such time as the number of shareholders holding our ordinary shares amounts to 500 or more); and
●	we do not comply with the requirements under Nasdaq Listing Rule 5635 relating to matters requiring shareholder approval (Turkish law and our articles of association generally permit us, with approval of our board of directors and without shareholder approval, to take the actions set out in Nasdaq Listing Rule 5635).

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk management and strategy

Our business heavily relies on digital platforms, including websites, mobile applications and various information systems. Safeguarding these digital assets against cybersecurity threats is paramount. Our methods for evaluating and addressing cybersecurity risks include (i) adhering to recognized standards like PCI DSS (Payment Card Industry Data Security Standard) and ISO 27701 (Information Security Management System) to enhance our security posture; (ii) conducting internal and external evaluations, such as penetration testing, to uncover vulnerabilities, and continuously monitoring potential cybersecurity threats, both within our organization and across the industry; (iii) employing measures like email filtering and access control to fortify system defenses, and providing training to staff and contractors to enhance cybersecurity awareness on a regular basis; (iv) implementing structured protocols for cybersecurity incident response that promote prompt detection and resolution, and crafting and regularly reviewing internal policies to adapt to evolving cybersecurity threats; and (v) monitoring compliance with relevant data protection regulations and frameworks, including establishing comprehensive policies governing the handling of data shared with third-party service providers.

Additionally, we maintain oversight of cybersecurity risks associated with our engagement of third-party service providers, with controlled access and other processes in place to manage these risks effectively. Although we rely on our internal teams to manage our cybersecurity processes, we also collaborate with external experts, including assessors and consultants, to support various aspects of our cybersecurity initiatives, including vulnerability analysis, cyber intelligence monitoring, external penetration testing and advanced log management. We also engage third party specialists to test our compliance with applicable regulations on a periodic basis. Our cybersecurity processes are integrated into our broader risk management framework, which is managed by our Governance, Risk and Control team, ensuring alignment with our overall strategic objectives.

Despite the processes outlined here, we may experience cybersecurity incidents from time to time. For example, during February 2024, a threat actor used compromised merchant login details to access an immaterial number of merchant accounts on our merchant portal. For more information on this cybersecurity incident and for a broader description of how risks from cybersecurity threats could materially affect us, including our business strategy, results of operations or financial condition, see Item 3. “Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—A cybersecurity incident, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs.” and “—Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.” which are incorporated by reference into this Item 16K.

Governance

Management plays a critical role in assessing and managing Hepsiburada’s material risks from cybersecurity threats. The Information Security and Compliance team, which is tasked with evaluating and addressing these risks, is led by our Head of Platform, Security and Operations, and reports to the CTO, both of whom have significant experience and expertise in the cybersecurity, IT and risk management domains. The CTO spent 16 years at Yandex, a leading Russian technology company, most recently as CTO of Yandex.Market, the group’s flagship online marketplace. He joined Yandex as a software developer in 2005 and went on to become head of software engineering in 2009, before assuming the role of CTO in 2016.

Monthly reports detailing the monitoring, prevention, detection, mitigation and remediation of cybersecurity incidents are generated by the Information Security and Compliance team. These reports are then shared with C-level executives, providing them with insights into the current cybersecurity landscape and informing strategic decision-making.

In addition to the monthly reports, the Information Security and Compliance team engages in ongoing communication with relevant teams, such as IT, to ensure a proactive approach to cybersecurity. Reports and updates from this team regarding cybersecurity matters are presented by our CTO and Head of Platform, Security and Operations to the Risk Committee of our Board of Directors, ensuring governance oversight and alignment with strategic objectives.

Should Hepsiburada become the subject of a material cybersecurity incident, a reporting mechanism exists to escalate the matter up the management chain to the board level, so that prompt and effective response measures can be implemented, including coordination with C-level executives who oversee disclosure matters, including to regulatory authorities as needed.

Part III

ITEM 17. FINANCIAL STATEMENTS

We provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this annual report. The audit reports of PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş., an independent registered public accounting firm, and of EY Guney Bagimsiz Denetim Ve Serbest Muhasebeci Mali Musavirlik A.S, an independent registered public accounting firm, are included herein preceding the audited consolidated financial statements.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished Herewith
1.1	Articles of Association of the Registrant	20-F	001-40553	1.1	May 1, 2023
2.1	Description of Securities					*
2.2	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon as depositary and the holders and beneficial owners from time to time of the American Depositary Shares issued thereunder	F-1/A	333-256654	4.1	June 17, 2021
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)	F-1/A	333-256654	4.2	June 17, 2021
2.4	Form of Shareholder’s Agreement, between Hanzade Vasfiye Doğan Boyner, Vuslat Doğan Sabancı Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, Işıl Doğan and TurkCommerce B.V.	F-1/A	333-256654	4.3	June 17, 2021
4.1†	English translation of the server hosting service agreement between Türk Telekomünikasyan A.Ş. and the Registrant, dated June 19, 2017	F-1	333-256654	10.9	May 28, 2021
4.2†	English translation of Additional Agreement between Türk Telekomünikasyon A.Ş., TTNET A.Ş. and the Registrant regarding the provision of server hosting and data center access services, dated January 1, 2023	20-F	001-40553	4.2	May 1, 2023
4.3	English translation of the financing agreement between Doruk Faktoring A.Ş. and the Registrant, dated November 11, 2020	F-1	333-256654	10.8	May 28, 2021
4.4	Revised Incentive Plan dated April 24, 2023	20-F	001-40553	4.4	May 1, 2023

4.5†	English translation of the framework agreement for various hosting-related services between Superonline İletişim Hizmetleri A.Ş. and the Registrant, dated May 24, 2021	F-1	333-256654	10.10	May 28, 2021
4.6†	English translation of Share Purchase Agreement concerning the sale of shares of Doruk Finansman A.Ş. between the Sellers named therein and Hepsi Finansal Danişmanlik A.Ş. dated December 16, 2021	20-F	001-40553	4.17	May 2, 2022
4.7	Form of Director and Executive Committee Member Indemnification Agreement	20-F	001-40553	4.16	May 2, 2022
4.8†	English translation of the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated April 2014	F-1	333-256654	10.1	May 28, 2021
4.9	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated September 1, 2015	F-1	333-256654	10.15	May 28, 2021
4.10	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated February 1, 2022	20-F	001-40553	4.18	May 2, 2022
4.11†	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated August 15, 2022	20-F	001-40553	4.11	May 1, 2023
4.12†	English translation of the Lease Agreement between Ortadoğu Otomotiv Ticaret A.Ş., as lessor and the Registrant, as lessee, dated December 24, 2014	F-1	333-256654	10.7	May 28, 2021
4.13†	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları, as lessor and the Registrant, as lessee, dated June 14, 2019	F-1	333-256654	10.12	May 28, 2021
4.14	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları, as lessor and the Registrant, as lessee, dated June 15, 2019	F-1	333-256654	10.13	May 28, 2021
4.15	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları, as lessor and the Registrant, as lessee, dated August 21, 2019	F-1	333-256654	10.14	May 28, 2021

4.16†	English translation of the Lease Agreement between A. Vedat Yakupoğlu Gayrimenkul Yatırımcılığı, as lessor and the Registrant, as lessee, dated August 10, 2020	F-1	333-256654	10.2	May 28, 2021
4.17†	English translation of the Lease Agreement between AZC Hazır Beton İhtiyaç Maddeleri Tekstil Maddeleri Tekstil Turizm Petrol Ürünleri Pazarlama Sanayi ve Ticaret Ltd. Şti., as lessor and the Registrant, as lessee, dated August 18, 2020	F-1	333-256654	10.4	May 28, 2021
4.18†	English translation of the Lease Agreement between Üstünkarlı Makine A.Ş., as lessor and the Registrant, as lessee, dated August 28, 2020	F-1	333-256654	10.6	May 28, 2021
4.19†	English translation of the Lease Agreement between Emrenes Orman Ürünleri Sanayi ve Ticaret Ltd. Şti., as lessor and the Registrant, as lessee, dated August 31, 2020	F-1	333-256654	10.5	May 28, 2021
4.20	English translation of Additional Protocol to the Lease Agreement between Emrenes Orman Ürünleri San. ve Tic. Ltd. Şti., as lessor and the Registrant, as lessee, dated April 6, 2022	20-F	001-40553	4.20	May 2, 2022
4.21†	English translation of the Lease Agreement between Mahmud Reşid Çizmeci, acting as agent on behalf of Rabia Çizmeci, as lessor and the Registrant, as lessee, dated October 1, 2021	20-F	001-40553	4.19	May 2, 2022
4.22†	English translation of Sub-Lease Agreement between D Fast Dağıtım Hizmetleri ve Lojistik A.Ş., as lessor and the Registrant, as lessee, dated October 1, 2022	20-F	001-40553	4.22	May 1, 2023
4.23†	English translation of Sub-Lease Agreement between D Fast Dağıtım Hizmetleri ve Lojistik A.Ş., as lessor and the Registrant, as lessee, dated March 1, 2023	20-F	001-40553	4.23	May 1, 2023
4.24†	English translation of Lease Agreement between Doğruer Uluslararası Nakliye ve Dış Ticaret A.Ş., as lessor and the Registrant, as lessee, dated March 1, 2023	20-F	001-40553	4.24	May 1, 2023
4.25†	English translation of Lease Agreement between Adana Ticaret Odası, as lessor and the Registrant, as lessee, dated July 8, 2023					*
4.26†	English translation of Lease Agreement between D Fast Dağıtım Hizmetleri ve Lojistik A.Ş., as lessor and the Registrant, as lessee, dated June 11, 2023					*

4.27†	English translation of Lease Agreement between Reysaş Gayrimenkul Yatırım Ortaklığı A.Ş. (Reysaş GYO A.Ş.), as lessor and the Registrant, as lessee, dated September 18, 2023	*
4.28	Contribution Agreement between TurkCommerce B.V. and the Registrant, dated September 28, 2023	*
8.1	List of subsidiaries of the Registrant	*
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
16.1	EY Letter, dated April 30, 2024	*
97.1	D-Market Elektronik Hizmetler Ve Ticaret A.Ş. Incentive Compensation Recovery Policy	*
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document	*
101.SCH	Inline XBRL Taxonomy Extension Schema	*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	*
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)	*
*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted because they are both (i) not material and (ii) the Registrant customarily and actually treats such information as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

D-MARKET ELECTRONIC SERVICES & TRADING

	By:	/s/ Nilhan Gökçetekin

Name: Nilhan Gökçetekin

Title: Chief Executive Officer

Date: April 30, 2024

	By:	/s/ Mehmet Seçkin Köseoğlu

Name: Mehmet Seçkin Köseoğlu

Title: Chief Financial Officer

Date: April 30, 2024

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

AND ITS SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PWC BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MUŞAVİRLİK A.Ş. - PCAOB ID NUMBER 1346)	F-2

REPORT OF PREDECESSOR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (GUNEY BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S. - PCAOB ID NUMBER 1750)	F-3

CONSOLIDATED BALANCE SHEETS	F-4 – F-5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/LOSS	F-6

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	F-7

CONSOLIDATED STATEMENTS OF CASH FLOWS	F-8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-9 – F-69

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of comprehensive income/(loss), changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PwC Bağımsız Denetim ve

Serbest Muhasebeci Mali Müşavirlik A.Ş.

/s/ Mehmet Cenk Uslu

Mehmet Cenk Uslu

Partner

Istanbul, Turkey

April 30, 2024

We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of D-Market Elektronik Hizmetler ve Ticaret A.Ş.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of D-Market Elektronik Hizmetler ve Ticaret A.Ş. and its subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ GUNEY BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S.

We served as the Company’s auditor from 2020 to 2022.

Istanbul, Türkiye

May 1, 2023, except for the effects of the hyperinflationary adjustments on the 2022 and 2021 consolidated financial statements, as discussed in Note 2.1, as to which the date is April 30, 2024

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

	Notes	2023	2022

ASSETS

Current assets:
Cash and cash equivalents	4	5,500,000	8,676,955
Restricted cash		167,312	177,011
Financial investments	5	1,722,744	28,929
Trade receivables	7	2,373,275	1,094,456
Due from related parties	22	9,182	2,830
Loan receivables		—	5,790
Inventories	8	3,964,987	2,946,547
Contract assets	9	22,431	25,290
Other current assets	15	864,313	847,114

Total current assets		14,624,244	13,804,922

Non-current assets:
Property and equipment	10	502,743	556,917
Intangible assets	11	1,853,586	1,393,672
Right of use assets	12	565,523	722,599
Loan receivables		799	6,356
Other non-current assets	15	33,720	103,837

Total non-current assets		2,956,371	2,783,381

Total assets		17,580,615	16,588,303

These consolidated financial statements have been approved by Board of Directors on 30 April 2024. The General Assembly has the right to amend these consolidated financial statements.

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

	Notes	2023	2022

LIABILITIES AND EQUITY

Current liabilities:
Bank borrowings	6	183,472	21,501
Lease liabilities	12, 25	154,573	259,375
Wallet deposits		188,412	187,006
Trade payables and payables to merchants	7	10,562,999	9,699,421
Due to related parties	22	4,638	9,192
Provisions	13	81,728	650,895
Employee benefit obligations	14	289,410	257,159
Contract liabilities and merchant advances	9	1,424,467	1,052,167
Other current liabilities	15	756,389	626,186

Total current liabilities		13,646,088	12,762,902

Non-current liabilities:
Bank borrowings	6	2,809	18,000
Lease liabilities	12, 25	121,820	172,934
Employee benefit obligations	14	104,284	27,117
Other non-current liabilities	15	402,835	241,552

Total non-current liabilities		631,748	459,603

Equity:
Share capital	16	498,661	498,661
Treasury shares	16	(169,843)	—
Other capital reserves	14	637,738	531,337
Share premium	16	14,483,368	14,483,368
Accumulated deficit		(12,147,145)	(12,147,568)

Total equity		3,302,779	3,365,798

Total equity and liabilities		17,580,615	16,588,303

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

		1 January –	1 January –	1 January –
		31 December	31 December	31 December
	Notes	2023	2022	2021

Revenues	17	35,558,521	26,478,009	24,792,125

Operating expenses
Cost of inventory sold		(24,788,674)	(20,723,995)	(19,437,507)
Shipping and packaging expenses		(3,323,926)	(2,629,327)	(3,129,641)
Payroll and outsource staff expenses		(3,504,010)	(2,949,586)	(2,615,881)
Advertising expenses		(2,427,752)	(2,908,700)	(4,862,066)
Technology expenses		(412,177)	(302,220)	(204,238)
Depreciation and amortization	10, 11, 12	(1,174,133)	(844,891)	(637,012)
Other operating income	18	478,979	129,600	262,337
Other operating expenses	18	(1,131,805)	(1,361,640)	(944,750)

Operating loss		(724,977)	(5,112,750)	(6,776,633)

Financial income	19	3,539,610	3,153,151	6,630,917
Financial expenses	20	(4,010,055)	(2,817,667)	(3,277,178)
Monetary gains/ (losses)		1,270,956	(13,421)	92,814

Income/(loss) before income taxes		75,534	(4,790,687)	(3,330,080)

Taxation on income	21	—	—	—

Income/(loss) for the year		75,534	(4,790,687)	(3,330,080)

Basic and diluted income/(loss) per share	26	0.23	(14.70)	(10.93)

Other comprehensive loss: Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	14	(75,111)	(23,041)	(10,969)

Total comprehensive income/(loss) for the year		423	(4,813,728)	(3,341,049)

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

	Share	Treasury	Other capital	Share	Accumulated	Total
	capital	shares	reserves	premiums	deficit	equity

Balance at 1 January 2023	498,661	—	531,337	14,483,368	(12,147,568)	3,365,798

Net income for the year	—	—	—	—	75,534	75,534
Other comprehensive loss for the year	—	—	—	—	(75,111)	(75,111)
Share-based payments (Note 14)	—	—	106,401	—	—	106,401
Acquisition of treasury shares (Note 16)	—	(169,843)	—	—	—	(169,843)

Balance at 31 December 2023	498,661	(169,843)	637,738	14,483,368	(12,147,145)	3,302,779

Balance at 1 January 2022	498,661	—	280,714	14,483,368	(7,333,840)	7,928,903

Net loss for the year	—	—	—	—	(4,790,687)	(4,790,687)
Other comprehensive loss for the year	—	—	—	—	(23,041)	(23,041)
Share-based payments (Note 14)	—	—	250,623	—	—	250,623

Balance at 31 December 2022	498,661	—	531,337	14,483,368	(12,147,568)	3,365,798

Balance at 1 January 2021	470,858	—	—	894,735	(3,992,791)	(2,627,198)

Net loss for the year	—	—	—	—	(3,330,080)	(3,330,080)
Other comprehensive loss for the year	—	—	—	—	(10,969)	(10,969)
Capital increase (Note 16)	27,803	—	—	13,588,633	—	13,616,436
Share-based payments (Note 14)	—	—	280,714	—	—	280,714

Balance at 31 December 2021	498,661	—	280,714	14,483,368	(7,333,840)	7,928,903

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

	Note	2023	2022	2021

Income/(loss) before income taxes		75,534	(4,790,687)	(3,330,080)
Adjustments to reconcile income/(loss) before income taxes to cash flows from operating activities:		6,477,304	4,667,832	1,867,492
Interest and commission expenses	20	3,203,948	1,881,387	2,088,681
Depreciation and amortization	10, 11,12	1,174,133	844,891	637,012
Interest income on time deposits	19	(504,054)	(331,436)	(137,794)
Interest income on credit sales	19	(372,293)	(206,912)	(110,747)
Interest income on financial investments	19	(1,184)	—	—
Provision for unused vacation liability	14	78,731	40,303	36,179
Provision for personnel bonus	14	234,176	210,382	121,206
Provision for settlement of legal proceedings	13	—	462,452	—
Provision for Competition Authority investigation	13	(126,589)	(9,555)	345,173
Provision for Turkish Capital Markets Board fee	13	24,028	39,125	—
Provision for legal cases	13	18,604	22,312	5,735
Provision for doubtful receivables	7	49,046	32,083	10,969
Provision for impairment of trade goods, net	8	34,832	(17,416)	11,076
Provision for post-employment benefits	14	57,644	6,660	5,705
Share-based payment expense	14	106,401	250,623	280,714
Fair value (gains)/losses of financial investments	5, 20	(237,515)	74,982	116,683
Contribution income for settlement		(121,820)	—	—
Net foreign exchange differences		(285,785)	(2,346,840)	(3,937,251)
Monetary losses on non-operating activities		3,440,994	3,996,278	2,443,189
Monetary gains on provisions		(295,993)	(281,487)	(49,038)

Changes in net working capital
Change in trade payables and payables to merchants		1,044,052	(1,296,827)	3,538,017
Change in inventories		(1,174,588)	1,810,144	(1,851,138)
Change in trade receivables		(1,448,682)	(469,931)	(44,519)
Change in contract liabilities and merchant advances		290,783	458,745	38,352
Change in contract assets		2,859	(5,392)	185,398
Change in other liabilities		292,892	212,392	645,017
Change in other assets and receivables		73,962	340,991	(1,057,772)
Change in due from related parties		(6,352)	3,082	6,640
Change in due to related parties		(8,594)	(41,879)	10,011
Post-employment benefits paid	14	(20,725)	(8,087)	(10,008)
Payments for concluded litigation	13	(394,784)	(45,688)	(1,859)
Payments for personnel bonus	14	(175,698)	(123,262)	(48,332)
Payments for unused vacation liabilities	14	(11,236)	(4,617)	(7,859)
Collections of doubtful receivables	7	2,388	—	13,247
Net cash provided by/ (used in) operating activities		5,019,115	706,816	(47,393)

Investing activities:
Purchases of property and equipment and intangible assets	10, 11	(1,153,719)	(1,393,085)	(645,083)
Proceeds from sale of property and equipment		7,559	822	4,520
Purchases of financial investments	5	(5,072,151)	(2,589,242)	(2,721,701)
Proceeds from sale of financial investment	5	3,427,578	5,264,725	—
Cash outlows due to acquisition of subsidiary	3	—	(7,579)	—
Interest received on time deposits		513,446	323,143	135,816
Interest received on credit sales		598,998	206,912	110,747
Net cash provided by/ (used in) investing activities		(1,678,289)	1,805,696	(3,115,701)

Financing activities:
Proceeds from borrowings	25	577,338	1,556,602	5,829,365
Repayment of borrowings	25	(379,753)	(1,925,096)	(6,370,527)
Interest and commission paid		(3,172,108)	(1,730,000)	(1,974,234)
Lease payments	25	(307,475)	(330,946)	(252,680)
Acquisition of treasury shares	16	(48,023)	—	—
Proceed from share capital and share premium increase	16	—	—	13,616,436
Net cash provided by/ (used in) financing activities		(3,330,021)	(2,429,440)	10,848,360

Net increase in cash and cash equivalents		10,805	83,072	7,685,266

Cash and cash equivalents at beginning of the year		8,666,727	10,319,646	2,181,563

Effects of exchange rate changes on cash and cash equivalents		174,423	1,607,314	2,993,836
Effects of inflation on cash and cash equivalents		(3,352,790)	(3,343,305)	(2,541,019)

Cash and cash equivalents at end of the year	4	5,499,165	8,666,727	10,319,646

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 1 – ORGANISATION AND NATURE OF OPERATIONS

D-Market Elektronik Hizmetler ve Ticaret A.Ş. (“D-Market” or “Hepsiburada” or together with its subsidiaries the “Group”) was established in April 2000. D-Market currently operates as a retail website (www.hepsiburada.com) offering its retail customers a wide selection of merchandise including electronics and non-electronics (including books, sports, toys, kids and baby products, cosmetics, furniture, etc.). As of 31 December 2023, the ultimate shareholders of D-Market are the members of Doğan Family and TurkCommerce B.V. (Note 16).

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

As of 31 December 2023, the Group has 3,213 employees (2022: 3,834). The address of the registered office is as follows:

Kuştepe Mahallesi, Mecidiyeköy Yolu Caddesi No:

12 Kule 2 Kat 2

Şişli, Istanbul — Türkiye

Subsidiaries

The Subsidiaries included in these consolidated financial statements are as follows:

◾	D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. (“D-Ödeme” or “Hepsipay”)
◾	D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. (“D-Fast” or “Hepsijet”)
◾	Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”)
◾Hepsi Finansman A.Ş. (“Hepsi Finansman”) (former trade name “Doruk Finansman A.Ş.”)
◾Hepsiburada Global B.V. (“Hepsiburada Global”)

D-Ödeme was founded on 4 June 2015 and operates as a payment services provider offering payment gateway and e-money services. D Ödeme obtained its operational licence from Banking Regulation and Supervision Agency of Türkiye (“BRSA”) on 20 February 2016. D Ödeme commenced its first payment service transaction on 15 June 2016. D Odeme launched Hepsipay Cüzdanım (Wallet) in June 2021, an embedded digital wallet product on Hepsiburada platform.

D-Fast was founded on 26 February 2016 and operates as a cargo and logistic firm which provides last-mile delivery services to the customers of Hepsiburada and other companies.

Hepsi Finansal was founded on 1 December 2021. Hepsi Finansal aims to operate as a holding company for the fintech operations of the Group and to provide financial solutions to the customers of Hepsiburada. Hepsi Finansal is the parent company of the Hepsi Finansman A.Ş. which was acquired in February 2022 (Note 3).

Hepsi Finansman was acquired by the Group on 28 February 2022 and the Group aims to offer its customers consumer financing solutions through Hepsi Finansman. Hepsi Finansman was founded on 24 April 2006 and obtained its operational license from the BRSA in 2008. Hepsi Finansman operates as a consumer financing company in Türkiye.

Hepsiburada Global was founded on 28 July 2023 in the Netherlands, with an aggregate issued share capital of EUR1,000,000. The initial EUR100,000 share capital subscription of Hepsiburada Global was paid on 26 October 2023. Hepsiburada Global aims to facilitate Hepsiburada’s integration with European payment solutions and marketplaces.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

2.1    Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Hepsiburada and its subsidiaries maintain their books of account in Turkish Lira (“TRY”) based on the Turkish Commercial Code (“TCC”), Turkish tax legislation and the Uniform Chart of Accounts issued by the Ministry of Finance of Türkiye. These consolidated financial statements are based on the statutory records, which are maintained under the historical cost convention except for the financial investments which are measured at fair value, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS.

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

Financial reporting in hyperinflationary economy

Since the beginning of 2021, inflation in Türkiye has increased significantly. With the cumulative effect of increasing inflation in recent three years, it has become necessary for entities operating in Türkiye to apply International Accounting Standards (“IAS”) 29 – Financial Reporting in Hyperinflationary Economies starting from 30 June 2022. One of the important indicators for the application of IAS 29 is a three-year compound inflation rate approaching or exceeding 100%. Three-year cumulative increase in Consumer Price Index (CPI) as of June 2022 has been 136% in Türkiye according to inflation data published by Statistical Institute of Türkiye on 4 July 2022.

Adjustments have been made in accordance with the terms of IAS 29 “Financial Reporting in Hyperinflationary Economies” regarding the changes in the general purchasing power of the Turkish Lira as of 31 December 2023. The terms of IAS 29 require that financial statements prepared in the currency in the economy with hyperinflation should be expressed in terms of the measuring unit current at the end of the reporting period and the amounts for the corresponding previous periods should also be stated in terms of the measuring unit current at the end of the reporting period.

For the application of IAS 29, the Group used the conversion coefficient derived from the CPI in Türkiye published by the Statistical Institute of Türkiye. The indices and coefficients used to prepare the consolidated financial statements are as follows:

Date	Index	Adjustment Coefficient	Three years compound inflation rates

31 December 2023	1859.38	1.000	268%
31 December 2022	1128.45	1.648	156%
31 December 2021	686.95	2.707	74%

The following is a summary of the main procedures for the above mentioned adjustments:

To perform the required restatement of financial statements under IAS 29, assets and liabilities are separated into those that are monetary and non–monetary, with non–monetary items further divided into those measured on either a current or historical basis.

Non-monetary items that are carried at amounts current at the end of the reporting period, such as net realisable value and fair value, are not restated. All other non-monetary assets and liabilities are restated.

Monetary assets and liabilities are not adjusted as they are presented in the current purchasing power at the end of the reporting period.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.1    Basis of preparation (Continued)

Non-monetary assets and liabilities are restated in terms of the current measuring unit at the end of the reporting period, by applying the change in the general price index from the transaction date when they arose to the end of the reporting period.

Components of shareholders’ equity, except accumulated deficit, in the consolidated balance sheets are also restated by applying the relevant index from the date the components were contributed or otherwise arose. At the end of the first period and in subsequent periods all components of shareholders’ equity are restated by applying a general price index from the beginning of the period or the date of contribution, if later.

All items in the consolidated statement of comprehensive income/(loss) are expressed in terms of current measuring unit at the end of the reporting period. All amounts restated by applying the change in the general price index from the dates when the items of income and expenses originated and restated on a monthly basis.

The application of IAS 29 results in an adjustment for the income/(loss) of purchasing power of the Turkish Lira recognized in the profit or loss section of the consolidated statements of comprehensive income/(loss). In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power and an entity with an excess of monetary liabilities over monetary assets gains purchasing power to the extent the assets and liabilities are not linked to a price level. This gain or loss on the net monetary position is derived as the difference resulting from the restatement of non-monetary assets, owners’ equity and items in the statements of comprehensive income/(loss) and the adjustment of index linked assets and liabilities.

Corresponding figures for the years ended 31 December 2022 and 31 December 2021 have also been restated so that they are presented in terms of the purchasing power of the Turkish Lira as of 31 December 2023.

In the first reporting period in which hyperinflation exists, the requirements of IAS 29 are applied as if the economy had always been hyperinflationary. Therefore, the statement of financial position at the beginning of the earliest comparative period, is restated as the base of all subsequent reporting. Restated accumulated deficit in the statement of financial position at the beginning of the earliest comparative period is derived as balancing figure in the restated statement of financial position.

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which they operate (“the functional currency”). The consolidated financial statements are presented in thousand Turkish Lira (TRY), which is both the functional and the presentation currency of the Group.

Going concern

The Group has recurring operating losses, the total operating loss for the year ended 31 December 2023 amounted to TRY725.0 million, while accumulated deficit as of 31 December 2023 amounted to TRY12,147.1 million. The Group generated positive operating cash flows amounting to TRY5,019 million in 2023 and its cash and cash equivalents as of 31 December 2023 amounts to TRY5,500 million.

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

The consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

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

Website development costs recognized as assets are amortized over their estimated useful lives between 2 and 4 years. However, the actual useful life may be shorter or longer than estimated useful lives, depending on technical innovations and competitor actions. If the useful lives were increased/decreased by one year, the carrying amount would be TRY115,795 thousand higher/TRY192,079 thousand lower as at 31 December 2023 (2022: TRY65,758 thousand higher/TRY102,411 thousand lower).

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.2    Significant accounting estimates and assumptions (Continued)

Recognition and measurement of deferred tax assets

The Group has not recognised any deferred income tax assets (except to the extent they are covered by taxable temporary differences) in regarding to its carry forward tax losses, unused tax incentives and other deductible temporary differences due to macroeconomic challenges giving rise to uncertainties as to the generation of future taxable profits for the realization of such deferred tax assets in the foreseeable future. If actual events differ from the Group’s estimates, or to the extent that these estimates are adjusted in the future, changes in the amount of an unrecognized deferred tax asset could materially impact the Group’s results of operations.

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

Provisions

In determining the provisions, the possibilities of negative outcome and the liabilities that may arise are evaluated by the Company’s legal counsel taking into account expert opinions, if necessary. The Group management determines the amount of the provisions based on its best estimate (Note 13).

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade receivables, Buy Now Pay Later (“BNPL”) receivables and credit card receivables; when there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of asset and those events have an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable progresses.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

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

The table below sets out the subsidiaries included in the scope of consolidation and shows the Group’s ownership interests at 31 December 2023, 2022 and 2021:

Subsidiaries	2023	2022	2021

D-Ödeme	100.00%	100.00%	100.00%
D-Fast	100.00%	100.00%	100.00%
Hepsi Finansal	100.00%	100.00%	100.00%
Hepsi Finansman	100.00%	100.00%	—
Hepsiburada Global (*)	100.00%	—	—

(*) Hepsiburada Global was founded on 28 July 2023 in the Netherlands, with an aggregate issued share capital of EUR1,000,000. The initial EUR100,000 share capital subscription of Hepsiburada Global was paid on 26 October 2023. Hepsiburada Global aims to facilitate Hepsiburada’s integration with European payment solutions and marketplaces.

The balance sheet and statement of comprehensive income/(loss) of the subsidiaries are consolidated on a line-by-line basis and the carrying value of the investment held by D-Market in its subsidiaries is eliminated against equity. The intercompany transactions and balances between D-Market and its subsidiaries are eliminated on consolidation. The cost of, and the dividends arising from, shares held by D-Market in its subsidiaries are eliminated from equity and income for the period, respectively. The subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

2.4    Offsetting

Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.5    Comparative information

The current period consolidated financial statements of the Group include comparative financial information to enable the determination of the trends in financial position and performance. Comparative figures are reclassified, where necessary, to conform to the changes in the presentation of the current period consolidated financial statements.

2.6    Recent accounting pronouncements

The accounting policies adopted in preparation of the consolidated financial statements as at 31 December 2023 are consistent with those of the previous financial year, except for the adoption of new and amended IFRS and IFRIC interpretations effective as of 1 January 2023 and thereafter. The effects of these amendments and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

i)    Standards, amendments and interpretations applicable as of 31 December 2023:

●

Narrow scope amendments to IAS 1, Practice Statement 2 and IAS 8; effective from annual periods beginning on or after 1 January 2023. The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. This change has no impact on the financial position and performance of the Group.

●

Amendment to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction; effective from annual periods beginning on or after 1 January 2023. These amendments require companies to recognise deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences. This change has no impact on the financial position and performance of the Group.

●

IFRS 17, ‘Insurance Contracts’; effective from annual periods beginning on or after 1 January 2023. This standard replaces IFRS 4, which permited a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts. This change has no impact on the financial position and performance of the Group.

●

Amendment to IAS 12 – International tax reform; The temporary exception is effective for December 2023 year ends and the disclosure requirements are effective for accounting periods beginning on or after 1 January 2023, with early application permitted. These amendments give companies temporary relief from accounting for deferred taxes arising from the Minimum Tax Implementation Handbook international tax reform. The amendments also introduce targeted disclosure requirements for affected companies. This change has no impact on the financial position and performance of the Group.

The standards and amendments had no impact on the consolidated financial statements of the Group.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6   Recent accounting pronouncements (Continued)

ii)	Standards, amendments, and interpretations that are issued but not effective as of 31 December 2023:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

●

Amendment to IAS 1 – Non-current liabilities with covenants; effective from annual periods beginning on or after 1 January 2024. These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. Management has assessed that the amendment will have no impact on the consolidated financial statements.

●

Amendment to IFRS 16 – Leases on sale and leaseback; effective from annual periods beginning on or after 1 January 2024. These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. Management has assessed that the amendment will have no impact on the consolidated financial statements.

●

Amendments to IAS 7 and IFRS 7 on Supplier finance arrangements; effective from annual periods beginning on or after 1 January 2024. These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis. Management is in the process of impact assessment on consolidated financial statements.

●

Amendments to IAS 21 – Lack of Exchangeability; effective from annual periods beginning on or after 1 January 2025. An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations. Management has assessed that the amendment will have no impact on the consolidated financial statements.

●

IFRS S1, ‘General requirements for disclosure of sustainability-related financial information’; effective from annual periods beginning on or after 1 January 2024. This standard includes the core framework for the disclosure of material information about sustainability-related risks and opportunities across an entity’s value chain. Management is in the process of impact assessment on consolidated financial statements.

●

IFRS S2, ‘Climate-related disclosures’; effective from annual periods beginning on or after 1 January 2024. This is the first thematic standard issued that sets out requirements for entities to disclose information about climate-related risks and opportunities. Management is in the process of impact assessment on consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

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

Restricted cash and wallet deposits

Restricted cash represents fund deposits received from customers for the Group’s payment solution by digital wallet. These deposits are subject to regulatory restrictions and therefore are not available for use by the Group. These deposits are kept separately from the Group’s cash accounts. A corresponding liability is recorded as wallet deposits in the consolidated balance sheet. These amounts are maintained in the digital wallet until withdrawal is requested or used by the customer. In accordance with the Law on payment and securities settlement systems, payment services and electronic money institutions, number 6493, the Group is liable to compensate for the rights of the fund holders. Considering these facts and circumstances, the Group has recognized restricted cash and the corresponding wallet deposit liability in its consolidated financial statements.

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

Loan receivables

Financial assets generated as a result of providing a loan are classified as loan receivables and are carried at amortized cost, less any impairment. All loans are recognised in the consolidated financial statements when cash is transferred to customers.

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

Contract liabilities and merchant advances

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (i.e., a receivable) before the Group transfers a good or service, the Group presents the respective amount as a contract liability when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services).

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Financial assets

The Group classified its financial assets in three categories; financial assets carried at amortized cost, financial assets carried at fair value through profit or loss, financial assets carried at fair value through other comprehensive income. Classification is performed in accordance with the business model determined based on the purpose of benefits from financial assets and expected cash flows. Management performs the classification of financial assets at the acquisition date. The Group did not hold any financial assets in the “fair value through other comprehensive income” category as at 31 December 2023.

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

Impairment for trade receivables and contract assets

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The Group has further concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The expected loss rates are based on the payment profiles of sales over a period before reporting date and the corresponding credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. While cash and cash equivalents and financial investments carried at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Impairment for loan receivables

The Group has adopted “three level impairment approach (general model)” defined in IFRS 9 for the recognition of impairment losses on receivables from finance sector operations, carried at amortized cost. General model considers the changes in the credit quality of the financial instruments after the initial recognition. Three levels defined in the general model are as follows:

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

a)Financial assets carried at amortized cost (continued)

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

Related parties

For the purpose of these consolidated financial statements, shareholders, key management personnel and Board members, in each case together with their close family members and the legal entities over which these related parties exercise control and significant influence, subsidiaries and joint ventures are considered and referred to as related parties.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is objective evidence that an asset is impaired. If any indication exists, the Group estimates the asset’s recoverable amount. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired. Impairment losses are recognized in statement of comprehensive income/(loss).

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

Property and equipment and related depreciation

Property and equipment are carried at cost less accumulated depreciation and are amortized on a straight-line basis. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. Repairs and maintenance are charged to the profit or loss of the statement of comprehensive income/(loss) as incurred. The cost includes expenditure that is directly attributable to the acquisition of the items. The assets’ residual values and estimated useful economic lives are reviewed at the end of each reporting period and adjusted prospectively if appropriate. The depreciation periods for property and equipment, which approximate the useful lives of such assets, are as follows:

Furniture and fixtures	5–10 years
Leasehold improvements	2-5 years
Motor vehicles	5 years

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

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

After initial recognition, the lease liability is measured by: (a) increasing the carrying amount to reflect interest on the lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

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

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, liabilities incurred by the acquirer to the former owners of the acquiree and the equity interests issued by the acquirer in exchange for the acquiree.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

The current service cost which is recognized in the consolidated statement of comprehensive income/(loss), reflects the increase in the defined benefit obligation resulting from employee service in the current year. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in profit or loss of the statement of comprehensive income/(loss).

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

Commitments

A commitment is an enforceable, legally binding agreement to make a payment in the future for the purchase of goods and services. Commitments are not recognized in the financial statements, only disclosed (Note 13), since the Group has not yet received the goods and services.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

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

The Group launched Hepsipay Cüzdanım (Wallet), an embedded digital wallet product in June 2021 and introduced “Hepsipara”, a cashback points program that allows customers to earn and redeem points during purchases with the Wallet on the platform. The unused amount of cashback points provided to the customers are accounted as a contract liability and a revenue deduction.

The Group launched end-to-end digital “Buy Now Pay Later” (“BNPL”) deferred payment facility in February 2022 embedded within Wallet which provides customers the opportunity to complete their purchase and submit payment a month later or in up to twelve monthly instalments (lower in some categories where regulations limit the number of installments). BNPL purchase limits are defined based on the financial history of consumers based on their record at the Credit Bureau of Türkiye and shopping behavior at Hepsiburada. Installments are automatically collected from the selected credit or debit card of the customer. The Group charges BNPL transaction fees to its customers for BNPL transactions and recognizes such fees as financial income over time during the installment period.

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

Marketplace commission

The Group offers a marketplace platform that enables third-party sellers (“merchants”) to sell their products. Marketplace commission represents commission fees charged to merchants for selling their goods through this platform. In the Marketplace sales, the Group does not obtain control of the goods before delivery of the goods to the customer. Upon sale, the Group charges the merchants a fixed-rate commission fee based on the order amount. The Group recognizes revenue for the commission fee at completion of the order delivery. The Group records any commission revenue recognized net of any anticipated returns of commissions that might affect the consideration the Group will retain. The Group may, at times, provide discounts to the Marketplace customers. Any such discounts affect the amount of commission the Group will retain and are thus recognized as a reduction of revenue since they are a discount provided to a customer by the Group and therefore reduce the commission to be received.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Transaction fees

The Group also charges to its merchants a transaction fee for each order received. Such fees are recognized as revenue at the time the order is placed or delivery is completed.

Other contractual charges

The Group charges contractual fees to its merchants mainly for late deliveries and cancellations caused by merchants. Such fees are recognized as revenue at a point in time.

Delivery service revenues

The Group charges to its customers and merchants shipping fees. Such shipping fees are recognized as revenue over time during the delivery period. The Group also provides cargo services to other e-commerce companies through its subsidiary, Hepsijet. Likewise, revenues generated through such cargo services are recognized over time during the delivery of the carried goods to the end customers.

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

Borrowings

All bank borrowings are initially recognised at cost, being the fair value of the consideration received net of issue cost associated with the borrowing. After initial recognition, bank borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issuance costs and any discount or premium on settlement (Note 6).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Supplier and merchant financing arrangements

The Group carries out supplier and merchant financing arrangements with some of its suppliers and merchants in accordance with the agreements made between the Group, banks and those suppliers and merchants, that enable those suppliers and merchants to collect their receivables earlier than original due dates. When the original liability to a supplier or merchant has been extinguished or substantially modified (e.g., through change in original terms of the contract), the liabilities are classified as bank borrowings. Otherwise, the liabilities remain as trade payables. The Group generates commission income from merchant and supplier financing transactions. Such commission is embedded in the interest rate that is charged by the bank to the relevant suppliers and/or the merchants. The Group receives its commission based on the amount of the loan from the banks once the loan is drawn by our suppliers or merchants. The program does not bear any financial risk on the Group’s financial statements. Neither the subsidiaries nor the parent provides any guarantee to the banks in respect to these supplier and merchant financing.

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

Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Foreign currency transactions and balances

Foreign currency transactions during the period have been translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated into TRY at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the statement of comprehensive income/(loss) in financial income or expense.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Segment reporting of financial information

Operating segments are identified on the same basis as financial information is reported internally to the Group’s chief operating decision maker (“CODM’’), the Group’s Board of Directors. The Group management determines operating segments by reference to the reports reviewed by the Board of Directors to make strategic decisions. The Board of Directors evaluates the operational results as a whole as one cash generating unit. No segmental information is presented in these consolidated financial statements, since no segmental financial information is reviewed by the CODM.

NOTE 3 – BUSINESS COMBINATIONS

On 16 December 2021, D-Market, through Hepsi Finansal Danışmanlık, entered into a Share Sale and Purchase Agreement with the holders of 100% of the equity interest in Doruk Finansman A.Ş. (Doruk Finansman), a Turkish consumer finance company, to acquire 100% stake in Doruk Finansman for a total transaction value of TRY20 million (nominal). Following the regulatory approval of Banking Regulation and Supervision Agency, the transaction was closed on 28 February 2022 and the Group paid the Sellers (Doğan Şirketler Grubu Holding A.Ş. (“DoHol”), the holder of 97% equity interest in Doruk Finansman, Doğan Dış Ticaret ve Mümessillik A.Ş. and Doğan family individuals (collectively, the “Sellers”)) an aggregate of TRY5 million (nominal) in cash. Also at closing, the Group agreed to pay DoHol TRY15 million (nominal) (the “Conditional Amount”) in cash upon Doruk Finansman’s collection of certain receivables identified in its financial statements as of the closing day. The Conditional Amount will be paid to DoHol depending on the collection of receivables starting three months after the closing within a maximum of 10 years period. As at 31 December 2022, the not paid part of above mentioned conditional amount is recognised under “due to related parties”. The payment of the remaining amount was made in 2023.

The valuation studies of assets and liabilities acquired have been completed and the effects of the final amounts have been reflected in the consolidated financial statements dated 31 December 2022.

As a result of the assessments made, the contingent consideration amount, which is likely to be paid regarding to the collection of certain receivables within 10 years, is included in the consideration amount and has been considered in the goodwill calculation. The contingent consideration has been calculated as TRY26.6 million after discounting to its fair value at the estimated cost.

In accordance with IFRS 3, the differences that will arise in the contingent payment amount due to the operational results in the following periods, will be accounted for under the consolidated statement of income. The difference between total consideration amount and net assets acquired has been accounted in accordance with IFRS 3, “Business Combinations”.

The details of the goodwill calculation, total consideration amount and the net assets acquired are as follows (including IAS 29 impacts):

Total consideration amount	37,603
- Cash consideration amount	11,020
- Contingent consideration amount	26,583
Net assets acquired	(37,318)
Goodwill	285

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 3 - BUSINESS COMBINATIONS (Continued)

The details of cash outflow due to acquisition are as follows:

Total cash paid	11,020
Cash and cash equivalent - acquired	(3,441)
Cash outflow due to acquisition	7,579

The fair values of identifiable assets and liabilities in accordance with IFRS 3 arising from the acquisition are as follows:

28 February 2022
Current assets
Cash and cash equivalents	3,442
Loan receivables	33,731
Other current assets	2,529
Total current assets	39,702

Non-current assets
Property and equipment	119
Intangible assets	906
Right of use assets	1,027
Total non-current assets	2,052

Total assets	41,754

Current liabilities
Trade payables	1,155
Provisions	1,013
Employee benefit obligations	354
Lease liabilities	1,063
Other current liabilities	218
Total current liabilities	3,803

Non-current liabilities
Employee benefit obligations	633
Total non-current liabilities	633

Total liabilities	4,436

Fair value of total net assets	37,318

If Doruk Finansman A.Ş. had been included in the consolidation as of 1 January 2022, additional revenue amounting to TRY1,116.3 thousand would have been realized in the consolidated profit or loss statement for the accounting period of 1 January — 31 December 2022. These amounts have been calculated by considering the consolidated financial statements prepared in accordance with IFRS.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 4 – CASH AND CASH EQUIVALENTS

The analysis of cash and cash equivalents at 31 December 2023 and 2022 are as follows:

	2023	2022

Banks
- USD denominated time deposits	4,364,432	4,613,034
- TRY denominated time deposits	316,819	3,638,580
- TRY denominated demand deposits	811,499	353,169
- USD denominated demand deposits	3,923	71,638
- Other foreign currency deposits	3,327	534

	5,500,000	8,676,955

The weighted average interest rates of time deposits denominated in TRY and USD at 31 December 2023 are 39.79% per annum and 0.47% per annum, respectively (2022: 20.64% per annum for TRY, 1.87% per annum for USD). As of 31 December 2023, average maturity of time deposits is 3 days (31 December 2022: 18 days).

As of 31 December 2023 and 2022 there is no restricted cash.

At 31 December 2023, cash and cash equivalents included interest accrual amounting to TRY835 thousand (2022: TRY10,228 thousand); consequently, cash and cash equivalents as reported in the consolidated statement of cash flows amounted to TRY5,499,165 thousand (2022: TRY8,666,727 thousand).

NOTE 5 – FINANCIAL INVESTMENTS

	2023	2022

Financial assets measured at fair value through profit or loss	1,592,056	28,929
- Investment funds (*)	1,592,056	28,929
Financial assets carried at amortized cost	130,688	—
- Eurobonds (**)	130,688	—

	1,722,744	28,929
(*)

Financial assets measured at fair value through profit or loss consists of foreign currency based mutual funds which include reverse repo, government and private sector debt instruments (2022: Financial assets measured at fair value through profit or loss consists of investment funds which include government and private sector debt instruments).

(**)

Financial assets carried at amortized cost consists of eurobonds and the weighted average interest rate of debt instruments denominated in USD at 31 December 2023 are 6.24%. (2022: None). There is a restriction on the financial asset until 5 December 2024 due to the letter of credit given by the financial institution.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 5 - FINANCIAL INVESTMENTS (Continued)

The movements of financial assets measured at fair value through profit or loss are as follows:

	2023	2022
Beginning of the period - 1 January	28,929	2,772,863
Purchase of financial investments	4,942,647	2,589,242
Change in fair value recognized in the statement of comprehensive income/(loss) (Note 20)	237,515	(74,982)
Foreign exchange gains	138,058	712,566
Sales of financial investments	(3,427,578)	(4,939,322)
Monetary loss	(327,515)	(1,031,438)
31 December	1,592,056	28,929

The movements of financial assets carried at amortized cost are as follows:

	2023	2022
Beginning of the period - 1 January	—	361,658
Purchase of financial investments	129,504	—
Foreign exchange gains	—	26,960
Interest accrual	1,184	405
Sales of financial investments	—	(325,403)
Monetary loss	—	(63,620)
31 December	130,688	—

NOTE 6 – BANK BORROWINGS

	2023	2022

Short-term bank borrowings	183,472	21,501
Long-term bank borrowings	2,809	18,000

	186,281	39,501

As of 31 December 2023, supplier and merchant financing loans make up TRY17,742 thousand of the short-term bank borrowings (2022: supplier and merchant financing loans make up TRY1,348 thousand of the short-term bank borrowings).

All bank borrowings are denominated in Turkish Lira. As of 31 December 2023, the average annual effective interest rate for bank borrowings is 20.2% and the average annual effective interest rate for supplier and merchant financing loans is 57.6% (2022: 21.3% for bank borrowings and 22.71% for supplier and merchant financing loans).

The Group’s bank borrowings comprise fixed interest rate loans.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 6 - BANK BORROWINGS (Continued)

The repayment schedule of the bank borrowings are as follows:

	2023	2022

To be paid within 1 year	183,472	21,501
To be paid between 1-2 years	2,809	13,371
To be paid between 2-3 years	—	4,629

	186,281	39,501

The movement schedule of the Group’s bank borrowings is disclosed in Note 25.

NOTE 7 – TRADE RECEIVABLES, TRADE PAYABLES and PAYABLES TO MERCHANTS

Trade receivables

The receivables of the Group mostly consist of receivables from retail suppliers and corporate customers.

	2023	2022

Trade receivables	326,705	457,807
Credit card receivables (*)	963,123	326,685
Buy now pay later (“BNPL”) receivables (**)	939,535	213,600
Receivables from suppliers (***)	206,022	138,576
Less: Provision for impairment of receivables	(62,110)	(42,212)

	2,373,275	1,094,456
(*)

Credit card receivables are due from banks and they are collectable in 38 days on average (2022: in 46 days on average) whereas they are collected in 17 days on average (2022: are collected in 4 days) if the Company elects to pay a commission to the banks.

(**)

The Group’s average maturity of its outstanding BNPL receivables is 88 days. (2022: 110 days). The Group recognized provision for impairment of BNPL receivables amounting to TRY31,806 thousand as of 31 December 2023 (2022: TRY8,428 thousand).

(***) The Group issues rebate invoices to its suppliers and if the Group’s rebate receivables from a supplier exceeds the payables owed to that specific supplier at the reporting date, the net receivable from that specific supplier is classified in trade receivables.

As of 31 December 2023, the Group’s exposure to credit risk arising from trade receivables are disclosed in Note 23.

The movements in provision for impairment of receivables for the years ended 31 December 2023 and 2022 are as follows:

	2023	2022

1 January	42,212	24,825
Additions during the year	49,046	32,083
Collections	(2,388)	-
Monetary gain	(26,760)	(14,696)

31 December	62,110	42,212

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 7 - TRADE RECEIVABLES, TRADE PAYABLES and PAYABLES TO MERCHANTS (Continued)

Trade payables and payables to merchants

	2023	2022

Payables to retail suppliers and service providers	6,426,604	5,788,215
Payables to merchants (*)	4,136,395	3,911,206

	10,562,999	9,699,421
(*)	Payables to merchants relate to amounts received by the Group for the products delivered by merchants to the customers, net of commissions, service charges and delivery costs.

As of 31 December 2023, supplier and merchant financing payables, included in payables to retail suppliers and service providers, amounts to TRY179,037 thousand (2022: TRY313,191 thousand).

The Group’s average maturity of its outstanding payables is 55 days for retail suppliers and 21 days for merchandise suppliers (2022: 57 days for retail suppliers and 21 days for merchandise suppliers).

NOTE 8 – INVENTORIES

The analysis of inventories at 31 December 2023 and 2022 is as follows:

	2023	2022

Trade goods	4,056,124	3,002,852
Less: Provision for impairment	(91,137)	(56,305)

	3,964,987	2,946,547

Inventories include TRY47,137 thousand of subsequently returned goods based on the Group’s return policy (2022: TRY22,513 thousand).

The movements in provision for impairment of trade goods were as follows:

	2023	2022

1 January	56,305	73,721
Utilized	(56,305)	(73,721)
Charge for the year	91,137	56,305

31 December	91,137	56,305

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 9 – CONTRACT ASSETS, CONTRACT LIABILITIES AND MERCHANT ADVANCES

	2023	2022

Contract assets	22,431	25,290

Contract assets represent earned but not invoiced delivery services revenue. All contract assets are short-term and their maturities are less than 1 month (2022: less than 1 month).

	2023	2022

Contract liabilities and merchant advances	1,424,467	1,052,167

These amounts relate to undelivered orders and include contract liabilities, which will be released to revenues, as well as advances received from customers for marketplace transactions amounting to TRY988,498 thousand (2022: TRY626,366 thousand), where the Group acts as an agent, which are credited as a payable to the merchant (note 7) when delivery is complete. Average delivery date varies between 1–4 days.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 10 – PROPERTY AND EQUIPMENT

The movements in property and equipment and related accumulated depreciation during the years ended 31 December 2023 and 2022 were as follows:

	1 January			31 December
	2023	Additions	Disposals	2023

Cost:
Motor vehicles	72,365	72	—	72,437
Furniture and fixtures (*)	828,757	125,247	(10,538)	943,466
Leasehold improvements	218,412	11,974	(772)	229,614

Total	1,119,534	137,293	(11,310)	1,245,517

Accumulated depreciation:
Motor vehicles	(13,581)	(14,195)	—	(27,776)
Furniture and fixtures	(411,252)	(138,579)	3,349	(546,482)
Leasehold improvements	(137,784)	(31,288)	556	(168,516)

Total	(562,617)	(184,062)	3,905	(742,774)

Net book value	556,917			502,743
(*)	Addition of furniture and fixtures mainly comprise of purchased computers, servers and machine equipment investments in the Group’s operation center.

	1 January			Acquisition	31 December
	2022	Additions	Disposals	of subsidiary	2022

Cost:
Motor vehicles	8,672	63,693	—	—	72,365
Furniture and fixtures (*)	590,989	244,960	(7,238)	46	828,757
Leasehold improvements	196,182	22,230	—	—	218,412

Total	795,843	330,883	(7,238)	46	1,119,534

Accumulated depreciation:
Motor vehicles	(5,456)	(8,125)	—	—	(13,581)
Furniture and fixtures	(311,732)	(105,936)	6,416	—	(411,252)
Leasehold improvements	(109,654)	(28,130)	—	—	(137,784)

Total	(426,842)	(142,191)	6,416	—	(562,617)

Net book value	369,001				556,917

(*) Addition of furniture and fixtures mainly comprise of purchased computers, servers and machine equipment investments in the Group’s operation center.

There is no collateral, pledge or mortgage on tangible assets as of 31 December 2023 (2022: None).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 11 – INTANGIBLE ASSETS

	1 January				31 December
	2023	Additions(*)	Disposals	Transfer	2023

Cost:
Acquired software and rights	700,864	128,758	(868)	6,631	835,385
Website development costs (**)	2,199,783	907,149	—	—	3,106,932
Goodwill	285	—	—	—	285
Other (***)	8,752	4,044	—	(6,631)	6,165

Total	2,909,684	1,039,951	(868)	—	3,948,767

Accumulated amortization:
Acquired software and rights	(535,472)	(65,399)	714	—	(600,157)
Website development costs	(980,540)	(514,484)	—	—	(1,495,024)

Total	(1,516,012)	(579,883)	714	—	(2,095,181)

Net book value	1,393,672				1,853,586
(*)	Personnel bonus provision related to direct employee costs amounting to TRY69,881 thousand is capitalized as part of the website development costs as of 31 December 2023 (2022: TRY46,356 thousand).
(**)	Website development costs include projects under development amounting to TRY208,892 thousand (2022: TRY114,448 thousand) which are not amortized as of 31 December 2023.

(***) Other mainly includes projects in progress which are transferred to acquired software and rights upon completion.

	1 January			Acquisition	31 December
	2022	Additions	Transfer	of subsidiary	2022

Cost:
Acquired software and rights	582,449	109,548	7,888	979	700,864
Website development costs	1,233,016	966,767	—	—	2,199,783
Goodwill	—	—	—	285	285
Other	7,059	9,581	(7,888)	—	8,752

Total	1,822,524	1,085,896	—	1,264	2,909,684

Accumulated amortization:
Acquired software and rights	(502,137)	(33,335)	—	—	(535,472)
Website development costs	(652,413)	(328,127)	—	—	(980,540)

Total	(1,154,550)	(361,462)	—	—	(1,516,012)

Net book value	667,974				1,393,672

There is no collateral, pledge or mortgage on intangible assets as of 31 December 2023 (2022: None).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 12 – LEASES

Right of use assets

	1 January				31 December
	2023	Additions	Remeasurement	Disposals	2023

Cost:
Buildings	1,131,394	224,339	—	—	1,355,733
Furniture and fixtures	570,126	8,074	—	(5,095)	573,105
Software and rights	170,583	1,329	—	—	171,912
Vehicles	314,982	20,239	—	—	335,221

Total	2,187,085	253,981	—	(5,095)	2,435,971

Accumulated amortization:
Buildings	(830,443)	(226,704)	—	—	(1,057,147)
Furniture and fixtures	(296,042)	(96,235)	—	4,226	(388,051)
Software and rights	(126,907)	(19,149)	—	—	(146,056)
Vehicles	(211,094)	(68,100)	—	—	(279,194)

Total	(1,464,486)	(410,188)	—	4,226	(1,870,448)

Net book value	722,599				565,523

	1 January				31 December
	2022	Additions	Remeasurement	Disposals	2022

Cost:
Buildings	914,206	216,493	695	—	1,131,394
Furniture and fixtures	510,056	60,070	—	—	570,126
Software and rights	170,583	—	—	—	170,583
Vehicles	240,333	74,649	—	—	314,982

Total	1,835,178	351,212	695	—	2,187,085

Accumulated amortization:
Buildings	(691,415)	(138,623)	(405)	—	(830,443)
Furniture and fixtures	(197,569)	(98,473)	—	—	(296,042)
Software and rights	(98,798)	(28,109)	—	—	(126,907)
Vehicles	(135,061)	(76,033)	—	—	(211,094)

Total	(1,122,843)	(341,238)	(405)	—	(1,464,486)

Net book value	712,335				722,599

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 12 - LEASES (Continued)

Lease liabilities

	2023	2022

Short-term lease liabilities	154,573	259,375
Long-term lease liabilities	121,820	172,934

	276,393	432,309

Maturity analysis of lease liabilities is disclosed in Note 23 and the movement of lease liabilities is disclosed in Note 25.

Lease liabilities are discounted using the Group’s incremental borrowing rates and implicit rate in the lease (where applicable). As of 31 December 2023, the weighted average annual incremental borrowing rates of the Group for TRY is 29% (2022: TRY 18%).

The Group has adopted the practical expedient included in IFRS 16 for short-term lease agreements with a lease term of 12 months or less and lease agreements determined by the Group as having a low value. The Group accounts for the lease payments in other operating expenses in the period in which they are incurred. Such expenses are not material to the Group’s consolidated financial statements.

NOTE 13 – PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES

Short term provisions

	2023	2022

Provision for settlement of legal proceedings (*)	—	429,028
Provision for Competition Authority penalty (**)	3,627	157,596
Provision for Turkish Capital Markets Board fee (***)	52,976	39,125
Provision for legal disputes (****)	25,125	25,146

	81,728	650,895

(*) On 28 September 2021, a shareholder filed a putative class action complaint against the Company, members of the Company’s management and Board, and various other defendants in the Supreme Court of the State of New York. The plaintiff asserted a cause of action against the Company and the other defendants for alleged violations of the Securities Act of 1933, as amended, based on allegedly misleading statements in the Registration Statement and Prospectus the Company filed with the U.S. Securities and Exchange Commission in connection with its initial public offering in the U.S.

On 21 October 2021, an alleged holder of the Company’s American Depositary Shares’ filed a putative class action complaint against the Company, members of the Company’s management and Board, and various other defendants in the United States District Court for the Southern District of New York. The plaintiff asserted a cause of action against the Company and the other defendants for alleged violations of the Securities Act of 1933, as amended, based on allegedly misleading statements in the Registration Statement and Prospectus the Company filed with the U.S. Securities and Exchange Commission in connection with its initial public offering in the U.S.

As at 31 December 2021, the cases were at a very early stage. At that time, the Company and its legal advisors concluded that, due to the uncertainty as to the final outcome of the litigation, no provision should be recognized in the consolidated financial statements as at 31 December 2021.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 13 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Short term provisions (Continued)

After negotiations, the parties agreed to a settlement with no admission of liability on 2 December 2022, pursuant to which the Group agreed to pay TRY429,028 thousand (USD13,900 thousand) to resolve both actions in their entirety and a provision was recognized in the consolidated financial statements as at.31 December 2022.

On 20 April 2023, the United States District Court for the Southern District of New York issued an order granting the plaintiffs’ motion for preliminary approval of the Settlement, and later issued a final approval during a fairness hearing held on 1 August 2023. In May 2023, following preliminary approval of the Settlement by the United States District Court Southern District of New York, the Company paid TRY388,791 thousand (USD13,900 thousand) into an escrow account in accordance with the terms of the Settlement Agreement. The State Court Action was dismissed by the state court with prejudice on 22 September 2023, and the appeal period regarding the State Court Action expired. As a result, both of the Actions have been finally resolved without admission of any wrongdoing.

According to a contribution agreement entered into between the Company and TurkCommerce B.V. on 28 September 2023, TurkCommerce B.V. agreed to contribute TRY121,820 thousand (USD 3,975 thousand) towards the settlement amount and the Company agreed to purchase 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. against payment of TRY169,843 thousand (USD 5,732 thousand) which was partially offset by the TRY121,820 thousand settlement contribution amount owed by TurkCommerce B.V. The share buyback was approved by the Board of Directors on 22 August 2023. The transaction regarding acquisition of 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. was completed on 18 October 2023.

(**) In April 2021, the Turkish Competition Authority (the “TCA”) initiated an investigation against 32 companies regarding anti-competitive agreements in the labor markets (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding the Group). On 18 August 2021, the Group received a notification from the TCA stating that the Competition Board, the executive body of the TCA, had decided to initiate an investigation on 5 August 2021 against 11 companies including Hepsiburada the subject of which is same with the existing April 2021 investigation and merged these two investigations. The Group received TCA’s report on the investigation on April 18th, 2022. In the investigation report the rapporteurs are of the opinion that the Group is in violation of the Competition Law which prohibits anti-competitive agreements in the labor markets and administrative fine will be imposed. It is important to state that this report shows the opinion of the rapporteurs, and the Competition Board will make the final decision. The Group expects that the final decision will be rendered within the next 6 months. If the Competition Board considers that there is a violation in line with the report of the rapporteurs, according to the “Regulation on Fines to Apply in Cases of Agreements, Concerted Practices and Decisions Limiting Competition, and Abuse of Dominant Position” (Penal Regulation), a ratio between 2% and 4% of the D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with tax legislation, of the previous year (2021) shall be taken as a basis for penalty. Since the management and legal advisors concluded that the cash outflow is probable, the Group recognized a provision amounting to TRY345,173 thousand in its consolidated financial statements, as its best estimate in 2021. The amount was calculated by applying 2% to the D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with the tax legislations for the year ended 31 December 2021 and reduced by 25% for early payment discount on the amount calculated, if the administration fine will be paid within 30 days, an option which the management will exercise. In 2022, on the basis of legal opinion which considered similar cases, the provision expense was recalculated as TRY157,596 thousand, representing 1.5% of annual net revenues as reported in statutory financial statements in accordance with the tax legislations for 2021 and reduced by 25% for early payment discount on the amount calculated. The TCA board, at its own discretion, may also apply a discount between 25% and 60% of the total penalty if they decide to apply extenuating circumstances. In calculating the provision, the Group estimated that a 25% discount would be applied on total penalty, which resulted in the reduction in the calculation from 2% of revenues to 1.5% and then also reduced by 25% for early payment discount on the amount calculated.

Following an oral defense meeting on 18 July 2023, the Competition Board concluded its investigation and rendered its decision on 31 July 2023, stating that the Group had violated Article 4 of the Competition Law prohibiting anti-competitive agreements. The Competition Board imposed an administrative fine in the amount of TRY3,627 thousand (with a 25% discount on early payment) on Hepsiburada for which we had recognized a provision of TRY157,596 thousand (as adjusted for inflation) in our consolidated financial statements for the year ended 31 December 2022. As of the date hereof, we have not yet received the reasoned decision from the TCA.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 13 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Short term provisions (Continued)

In addition, with respect to the on-site inspection conducted by the Competition Board in June 2021 in connection with the abovementioned investigation, an administrative fine in the amount of TRY58,129 thousand was imposed based on the conclusion that the on-site inspection was hindered. Subsequently, TRY43,597 thousand (historical value: TRY26,150 thousand) was paid by the Group on 11 November 2022 (reflecting a 25% discount due to an early payment), without prejudice to the Group’s right to file a lawsuit against the fine. The Company requested reconsideration of the decision from the Competition Board on 9 December 2022, but the Competition Board’s decision was not reversed. Thereafter, an administrative case was filed with the Ankara Administrative Courts for the reversal of the Competition Board’s decision on 30 December 2022. On 12 March 2023, new legislation entered into force in Türkiye (Law No. 7440 on the Restructuring of Certain Receivables and Amendments to Certain Laws) making entities involved in administrative proceedings eligible to receive a 50% discount on any administrative fines imposed on them by the authorities, provided such entities abandoned the proceedings. To benefit from this discount, the Group abandoned its case against the Competition Authority and the Group has decided to deduct this amount from the tax debt to be paid in the amount of TRY16,428 thousand (historical value: TRY13,075 thousand, as the refund which corresponds to 50% of the administrative fine paid by the Group).

(***)The Group have initiated litigation for annulment of the Turkish Capital Markets Board (the “TCM Board”) decision regarding a fee imposed by the TCM Board on the Company. Following the IPO of the Company on the Nasdaq Stock Exchange, the TCM Board imposed a “Board registration fee” amounting to over TRY39,125 thousand, including interest accruing on this fee, attorney’s fees and the costs of the proceedings. The TCM Board fee was calculated based upon the shares sold in our IPO, including the shares sold by TurkCommerce B.V. The Company applied to the TCM Board with an objection letter on 30 July 2021. A year later, on 31 May 2022, the Company received a reply letter from the TCM Board maintaining their initial decision. The Company has initiated proceedings for annulment of the decision. The Company filed the case on 15 June 2022. The court dismissed the Company’s request for suspension of execution of the decision of the TCM Board, and the Court of First Instance dismissed the case, which was notified to the Group on 23 March 2023. The Company appealed the decision on 17 April 2023. Based on events occurring during 2022, management and legal advisors concluded that the cash outflow is probable, and therefore the Group recognized a provision amounting to TRY39,125 thousand in its consolidated financial statements, as its best estimate as at 31 December 2022.

On 4 May 2023, the request for stay of execution was rejected by the Ankara Regional Administrative Court. On 22 February 2024, the Ankara Regional Administrative Court dismissed Hepsiburada’s request to appeal. Hepsiburada appealed the decision before the Council of State on 10 March 2024.

Although the appeal is ongoing, on 19 June 2023, the TCM Board notified the Group that the Board Registration Fee should be paid in accordance with the calculation method of the TCM Board. The Company responded to the TCM Board with a letter on 3 July 2023, to object to the calculation method of the TCM Board. On 19 July 2023, the Company received a reply letter from the TCM Board stating that the objection of the Company was rejected. On 22 August 2023, a separate litigation for the annulment of the case was initiated by the Company before the Ankara Regional Administrative Court requesting a stay of execution of the TCM Board’s decision to reject the Company’s objection. Although the stay of execution request was rejected by the Ankara Regional Administrative Court on 30 November 2023, the lawsuit is pending as of the date of these consolidated financial statements. Based on events occurring during 2023, management and legal advisors concluded that the cash outflow is probable, and therefore the Group increased its provision to TRY52,976 thousand in its consolidated financial statements, as its best estimate as at 31 December 2023, taking into account the notification of the TCM Board dated 19 June 2023.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 13 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Short term provisions (Continued)

(****) Legal disputes mainly comprise labour lawsuits claimed against the Group and investigations conducted by the Personal Data Protection Authority.

The movements in provisions for the years ended 31 December 2023 and 2022 are as follows:

		Current	Paid	Foreign
	1 January	year	during	exchange	Monetary	31 December
	2023	charge/(reverse)	the year	valuation	gain	2023

Settlement of legal proceedings	429,028	—	(388,792)	14,802	(55,038)	—
Provision for Turkish Capital Markets Board fee	39,125	24,028	—	11,894	(22,071)	52,976
Competition Authority penalty	157,596	(126,589)	—	—	(27,380)	3,627
Legal disputes	25,146	18,604	(5,992)	—	(12,633)	25,125

	650,895	(83,957)	(394,784)	26,696	(117,122)	81,728

		Current	Paid
	1 January	year	during	Monetary	31 December
	2022	charge/(reverse)	the year	gain	2022

Settlement of legal proceedings	—	462,452	—	(33,424)	429,028
Provision for Turkish Capital Markets Board fee	—	39,125	—	—	39,125
Competition Authority penalty	345,173	(9,555)	(43,597)	(134,425)	157,596
Legal disputes	13,256	22,312	(2,091)	(8,331)	25,146

	358,429	514,334	(45,688)	(176,180)	650,895

Contingent liabilities

Within the scope of the preliminary investigation initiated by the Competition Board’s decision dated 31 August 2023 to determine whether the Group has violated Article 4 of the Law with the automatic pricing mechanism, the Competition Authority Experts conducted an on-site inspection at Group headquarters on 31 August 2023. Subsequently, the information and documents requested by the Board were submitted by the Group. On 31 October 2023, an on-site inspection was conducted by the Authority Experts at the headquarters of the Group, and at the same time, as a result of the preliminary investigation conducted by the Board, the Board decided to initiate an investigation (against the Group and other e-commerce companies) and the Group were notified the investigation decision by hand on 19 October 2023. The investigation is still ongoing. The first written defense was submitted on 30 November 2023. Based on the Group’s legal expert opinion, it is possible to close the case without a fine by submitting an undertaking to the Competition Authority to address the competitive concerns raised by the Competition Authority. Therefore, the Group have submitted our undertaking application to the Competition Authority on 30 January 2024 and no provision has been recognized in consolidated financial statements. This undertaking is under review by the TCA, however, on 21 March 2024, the TCA decided to extend its investigation period by six months ending in October 2024. If the undertaking is accepted by the TCA, the case will be closed with no administrative fine being imposed.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 13 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Contingent liabilities (Continued)

On 12 March 2024, the TCA initiated a separate preliminary investigation to determine whether one of the Group’s merchant and e-commerce platforms including Hepsiburada had violated Articles 4 and 6 of the Competition Law. The Group believes that the reason for the preliminary investigation is regarding potential sale restrictions for the products/brands of which this merchant is the authorized distributor of these products/brands within Turkey. The preliminary investigation is still ongoing and we have been waiting for the decision of the Competition Board whether or not the investigation is initiated, therefore no provision has been recognized in consolidated financial statements.

The Group received requests from the Turkish tax authority for initiation of tax audits for the financial year 2022, with respect to corporate income tax and VAT, in October 2023, for D-Market, in February 2024, for D-Ödeme and in March 2024 for D-Fast. As of the approval date of these financial statements, tax investigations and submission of the requested information to the tax authority are ongoing and the Group has not received any further specific notification from the tax authority. The Group management and its tax advisors believe that the investigations are routine and ordinary, except for the one which is initiated for D-Market which relates to a specific type of transactions. The investigations are at an initial stage and the Group management and its tax advisors believe that there is no significant uncertain tax position of the Group for the respective year. Based on these facts and due to the uncertainty as to the final outcome of the investigations, no provision has been recognized in these consolidated financial statements.

Letters of guarantee given

The letters of guarantee provided to public institutions and suppliers are amounting to TRY3,599,609 thousand at 31 December 2023 (2022: TRY2,207,583 thousand).

Commitments

As at 31 December 2023, outstanding purchase commitments with respect to the acquisition of capital expenditures, purchase of technology and other services amounted to TRY292,976 thousand (2022: TRY532,300 thousand).

NOTE 14 – PROVISION FOR EMPLOYEE BENEFITS

Short term provision for employee benefits

	2023	2022

Provision for personnel bonus	201,552	197,697
Provision for unused vacation	87,858	59,462

	289,410	257,159

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 14 – PROVISION FOR EMPLOYEE BENEFITS (Continued)

Short term provision for employee benefits (Continued)

The movements in provisions for personnel bonus and unused vacation for the years ended 31 December 2023 and 2022 are as follows:

		Current	Paid
	1 January	year	during	Acquisition	Monetary	31 December
	2023	charge	the year	of subsidiary	gain	2023

Personnel bonus	197,697	257,701	(175,698)	—	(78,148)	201,552
Unused vacation	59,462	78,731	(11,236)	—	(39,099)	87,858

	257,159	336,432	(186,934)	—	(117,247)	289,410

		Current	Paid
	1 January	year	during	Acquisition	Monetary	31 December
	2022	charge	the year	of subsidiary	gain	2022

Personnel bonus	143,532	234,076	(123,262)	—	(56,649)	197,697
Unused vacation	47,911	40,303	(4,617)	354	(24,489)	59,462

	191,443	274,379	(127,879)	354	(81,138)	257,159

Long term provision for employee benefits

	2023	2022

Provision for post-employment benefits	104,284	27,117

	104,284	27,117

Post-employment benefits

Under the Turkish Labour Law, the Company is required to pay post-employment benefits to each employee who has completed one year of service and whose employment is terminated without due cause, or who is called up for military service, dies or retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). The maximum amount payable equivalent to one month’s salary for each year of service limited to a maximum of TRY23,489.83 for each year of service at 31 December 2023 (2022: TRY15,371.40 (historical amount)).

Post-employment benefit liability is not funded and there is no legal funding requirement.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 14 – PROVISION FOR EMPLOYEE BENEFITS (Continued)

Long term provision for employee benefits (Continued)

IAS 19 “Employee Benefits” requires actuarial valuation methods to be developed to estimate the Group’s obligation under the defined benefit plans. Actuarial gain/(loss) is accounted under the “Actuarial gain/(loss) on the equity”. The following actuarial assumptions are used in the calculation of the total liability:

	2023	2022

Discount rate (%)	2.46	0.50
Probability of retirement (%)	74.63	75.35

The principal assumption is that the maximum liability for each year of service will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the anticipated effects of future inflation. The retirement pay provision ceiling TRY35,058.58 (historical amount) which is effective from 1 January 2024, is taken into consideration in the calculation of provision for employment termination benefits (31 December 2022: TRY19,982.83 (historical amount) effective from 1 January 2023).

The movements in the provision for the post-employment benefit for the years ended 31 December 2023 and 2022 are as follows:

	2023	2022

At 1 January	27,117	14,339
Charge for the year	45,184	4,324
Interest cost	12,460	2,336
Actuarial losses	75,111	23,041
Acquisition of subsidiary	—	633
Payments during the year	(20,725)	(8,087)
Monetary gain	(34,863)	(9,469)

At 31 December	104,284	27,117

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 14 - PROVISION FOR EMPLOYEE BENEFITS (Continued)

Share-based payments

On 25 March 2021, the Group approved a new share-based payment plan to some of its key management personnel which modified the previously created share-based payment plans. Additionally, on 31 July 2021, the Group decided to grant to some of its other executives, a share-based plan with similar terms offered to its executives. The share-based payment plans consist of a cash settlement clause (20% of the total share-based payment award) in the event that an initial public offering (“IPO”) takes place until 2021 year-end and at least 20% of the Company’s shares are sold in the IPO (non-market performance condition). Both the cash and equity settlement (which depend on the valuation of the shares during the IPO) take place only in case the valuation of the Company’s shares in the IPO achieves a certain threshold (market performance condition). The same plan has an equity settlement clause where the executives will be entitled to receive Company’s shares based on the value of the shares in the IPO (20% of the share-based payment award for each year starting from 18 months after the IPO for the next 3 years). Shares will be delivered to executives in the condition that they continue working for the Company in the respective payment dates (service condition). Remaining 20% of the share-based payment plan will be delivered on the above same dates to executives in terms of Company’s shares based on Company’s meeting at least 90% of its business plans as of respective years (non-market performance condition) and depending on their performance in the relevant period as determined by the Board of Directors.

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

The First Period of the share-based payment plan which was defined as the end of 18 (eighteen) months after the date of the IPO, of the vesting schedule set forth by the Company’s Board of Directors decision dated 24 March 2021, concluded on 31 January 2023.  Accordingly, the Board of Directors decided that within the scope of the First Period of the share-based payment plan, a gross total of 1,662,592 Class B ordinary shares of the Company (which may be represented by ADSs) have vested to the benefit of some of its key management personnel who became entitled, as defined under their individual contracts, to receive Restricted Stock Units (RSUs); and a gross total of 533,030 Class B ordinary shares of the Company (which may be represented by ADSs) have vested to the benefit of some of its key management personnel who have been determined, as having successfully met the year-end targets for the purposes of the calculation of the PSUs. The gross total amount of said shares (which may be represented by ADSs) will be given to the said executives by the Company, once these shares are first issued by or become available to the Company.

Performance targets for the year ended 2023 were set during a Board of Directors meeting dated 2 June 2023 and performance stock units were granted. A share-based payment provision has been recognized for performance target-based awards over the expected vesting period against equity on a pro rata basis using the fair value of shares traded in NASDAQ at grant date.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

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

The following table summarizes the Group’s granted share units:

		Weighted average
	Number of units	grant date fair value
Outstanding as of 31 December 2022	1,766,235	203.77

Units granted	2,726,388	39.05
Units vested	(1,631,405)	65.22
Units forfeited (not yet vested) (*)	(25,838)	22.40

Outstanding as of 31 December 2023	2,835,380	224.92

		Weighted average
	Number of units	grant date fair value
Outstanding as of 31 December 2021	1,680,121	377.46

Units granted	1,949,947	32.91
Units vested	(1,863,833)	134.47

Outstanding as of 31 December 2022	1,766,235	203.77

(*)	Forfeited but not yet vested units consist of units granted on 9 December 2022 and forfeited before vesting period.

During 2023, the fair value of granted share units that vested is TRY106,401 thousand (2022: TRY250,623 thousand) included in “other capital reserves” in the statement of changes in equity and in payroll and outsource staff expenses in the statement of comprehensive income/(loss). Scheduled vesting of outstanding restricted stock units as of 31 December 2023 and 2022 is as follows:

	2023	2022

2023	—	1,194,159
2024	1,639,156	536,525
2025	857,167	35,551
2026	319,632	—
2027	19,425	—

Total	2,835,380	1,766,235

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 15 – OTHER ASSETS AND LIABILITIES

The analysis of other current and non-current assets and liabilities at 31 December 2023 and 2022 is as follows:

	2023	2022

Other current assets:
Value added tax (“VAT”) receivables	341,056	556,158
Prepaid expenses	312,755	248,390
Advances given	107,011	10,967
Prepaid tax	43,226	26,734
Restricted cash held at central banks in respect of customers	15,000	—
Other	45,265	4,865

	864,313	847,114

	2023	2022

Other non-current assets:
Prepaid expenses	32,736	42,220
VAT receivables (*)	—	60,867
Other	984	750

	33,720	103,837
(*)	VAT receivables that are expected to be offset against VAT payables in more than one year have been classified as other non-current assets.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 15 - OTHER ASSETS AND LIABILITIES (Continued)

	2023	2022

Other current liabilities:
Deferred income (*)	318,052	7,588
Taxes and funds payable	163,683	194,575
Expense accruals	119,262	98,977
Refund liability	56,644	24,963
Received upfront fee under ADS program (**)	54,307	54,159
Payable to personnel	9,856	176,862
Other liabilities	34,585	69,062

	756,389	626,186

	2023	2022

Other non-current liabilities:
Deferred income (*)	209,199	—
Received upfront fee under ADS program (**)	193,636	241,552

	402,835	241,552
(*)

Deferred income consists of prepayments received by the Group within the scope of partnerships with banks and global payment technology companies and convenience fees received in advance within the scope of BNPL.

(**)

American Depositary Shares (“ADS”) fees collected under the depositary service agreement for seven-year period, that was signed between the Group and depositary bank and which is recognized as other income on a pro-rata basis.

NOTE 16 – EQUITY

a)    Share capital

As of 31 December 2023, the Group’s authorised and paid-in share capital consists of 325,998,290 (2022:325,998,290) shares with TRY0.2 (2022: TRY0.2) nominal value each. The historic value of paid-in capital is TRY65,200 thousand as of 31 December 2023 and 2022. As of 31 December 2023, 40,000,000 of the shares consist of A group shares (owned by Hanzade Vasfiye Doğan Boyner) and the remaining 285,998,290 shares are B group shares (owned by Hanzade Vasfiye Doğan Boyner and other shareholders).

In Ordinary and Extraordinary General Assembly meetings, each Class A share grants 15 (fifteen) votes to the shareholders who own these shares and each of Class B share grants one vote to the shareholders, provided that provisions of the Turkish Commercial Code are reserved.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 16 – EQUITY (Continued)

a)    Share capital (Continued)

Share capital (restated values of shares) as of 31 December 2023 and 2022 is as follows:

	2023	Share (%)	2022	Share (%)

TurkCommerce B.V.	65,579	13%	72,660	15%
Hanzade Vasfiye Doğan Boyner	106,867	21%	106,867	21%
Vuslat Doğan Sabancı	74,248	15%	74,248	15%
Yaşar Begümhan Doğan Faralyalı	74,248	15%	74,248	15%
Arzuhan Doğan Yalçındağ	67,719	14%	67,719	14%
Işıl Doğan	3,109	<1%	3,109	<1%
Other (*)	7,081	1%	—	—
Public shares	99,810	20%	99,810	20%

	498,661	100	498,661	100

(*) Represents the nominal value of treasury shares acquired.

b)    Share premium

Share premium as of 31 December 2023 and 2022 is as follows:

	2023	2022

Share premium	14,483,368	14,483,368

	14,483,368	14,483,368

Increase in share capital and share premium

At the extraordinary General Assembly meeting (“GAM”) dated 25 May 2021, it was decided that the Company adopts the registered capital system as per the provisions of the Turkish Commercial Code numbered 6102 and nominal value of each share has been determined as TRY0.20. Upon this GAM, the issued share capital of the Company was divided into 284,328,290 registered shares each with a nominal value of TRY0.20.

In accordance with the authorization granted at the GAM dated 25 May 2021, the Board of Directors decided on 5 July 2021 to increase the share capital of the Company by TRY27,803 thousand reaching to TRY498,661 thousand through injection of additional capital. In addition to the capital increase, it was decided to undertake a share premium of TRY13,704,054 thousand and to issue 41,670,000 class B shares with premium.

On 6 July 2021, the Group received TRY13,731,857 thousand proceeds from the IPO on Nasdaq and TRY27,803 thousand was accounted as a capital increase since the IPO completed through capital increase and TRY13,588,633 thousand was accounted as a share premium, after deducting transaction costs. The Group incurred TRY180,092 thousand of transaction costs directly related to the offering and TRY115,421 thousand of transaction costs netted off from share premium.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 16 – EQUITY (Continued)

c)    Treasury shares

According to a contribution agreement entered into between the Company and TurkCommerce B.V. on 28 September 2023, TurkCommerce B.V. agreed to contribute TRY121,820 thousand (USD3,975 thousand) towards the settlement amount (Note 14) and the Company agreed to purchase 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. against payment of TRY169,843 thousand (USD5,732 thousand) which was partially offset by the 121,820 thousand settlement contribution amount owed by TurkCommerce B.V. The share buyback was approved by the Board of Directors on 22 August 2023. The transaction regarding acquisition of 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. was completed on 18 October 2023.

The Class B ordinary shares purchased in this transaction are expected to be delivered to share based payment plan participants under the Company’s Revised Incentive Plan adopted by the Board of Directors on 24 April 2023.

NOTE 17 – REVENUE

The analysis of revenue for the years ended 31 December 2023, 2022 and 2021 is as follows:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2023	2022	2021

Sales of goods	26,353,506	20,735,523	20,090,406
Marketplace revenues(*)	4,486,402	2,804,882	1,991,864
Delivery service revenues	3,622,413	2,450,320	2,447,063
Other services revenue (**)	1,096,200	487,284	262,792

Revenues	35,558,521	26,478,009	24,792,125
(*)	Marketplace revenues mainly consists of marketplace commission, transaction fees and other contractual charges to the merchants.
(**)	Other services revenue mainly includes advertising revenues, fulfilment revenues, subscription services revenue and other commissions.

The Group derives revenue from the sales of goods and marketplace revenues at a point in time. Delivery service revenues are recognized over time. Fullfilment revenues, subscription services revenue and advertising revenues included in other services revenues are recognized over time and other commissions included in other services revenues are recognized at a point in time. All contracts are for periods of the expected original duration of one year or less.

The Group’s revenues are generated in Türkiye, therefore no disaggregated geographical information is presented.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 18 – OTHER OPERATING INCOME AND EXPENSES

The analysis of other operating income and expenses for the years ended 31 December 2023, 2022 and 2021 is as follows:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2023	2022	2021

Other operating expenses:
Consultancy	(281,261)	(227,441)	(190,366)
Utilities	(138,982)	(117,048)	(61,246)
Insurance	(111,743)	(119,109)	(66,840)
Credit card processing	(86,365)	(60,851)	(78,505)
Witholding tax payments (*)	(74,514)	—	—
Provision for doubtful receivables	(49,445)	(28,778)	(8,913)
Rent	(39,404)	(27,609)	(17,288)
Vehicle fuel	(25,262)	(33,747)	(7,853)
Provision for Turkish Capital Markets Board fee (Note 13)	(24,028)	(39,125)	—
Maintenance	(20,311)	(13,309)	(8,560)
Travel	(19,853)	(7,178)	(1,367)
Irrecoverable value added tax	(19,552)	(12,739)	(12,598)
Internet line	(11,824)	(11,061)	(10,358)
Other legal provisions	(9,438)	(19,811)	(1,387)
Stationary	(3,480)	(1,481)	(4,495)
Credit card chargebacks	(3,254)	(6,281)	(12,305)
Provision for Competition Authority investigation (Note 13)	—	—	(345,173)
Settlement provision (Note 13)	—	(462,452)	—
Other	(213,089)	(173,620)	(117,496)
	(1,131,805)	(1,361,640)	(944,750)

Other operating income:
Reversal of provision for Competition Authority investigation (Note 13)	144,575	9,555	—
Contribution income (**)	121,820	—	—
Bank promotion income	69,490	7,825	9,009
Depositary income	60,248	54,159	26,651
Services charged	21,208	15,952	7,780
Partnership income	20,398	—	—
Reversal of other provisions	3,402	1,270	3,874
Income from scrap packaging materials sales	2,777	4,635	4,593
Withholding tax return income (*)	—	14,007	168,799
Other	35,061	22,197	41,631

	478,979	129,600	262,337
(*)

Witholding tax returns are in connection with the advertising services received from digital advertising platforms. The Group has previously received witholding tax amounts from the tax authority as a result of the positive outcome of objection lawsuits filed by the Group against the tax authority. Such amounts were recognised as other operating income in 2021 and 2022 upon recollection. The Council of State overruled the positive decision of the primary court in 2023 and accordingly, the Group repaid such amounts in 2023.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 18 – OTHER OPERATING INCOME AND EXPENSES (Continued)

(**)

On 5 December 2022, the Company and TurkCommerce B.V. entered into a binding term sheet according to which TurkCommerce B.V. agreed to contribute TRY121,820 thousand (USD3,975 thousand) provided that the two class actions involving the Company to be settled and certain other conditions to be met. On 28 September 2023, subsequent to meeting all conditions in the binding term sheet, the Company signed a contribution agreement with TurkCommerce B.V. for a collection of TRY121,820 thousand (USD3,975 thousand) which has been collected by the Group by purchase of treasury shares (Note 16).

NOTE 19 – FINANCIAL INCOME

The analysis of financial income for the years ended 31 December 2023, 2022 and 2021 is as follows:

Financial income:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2023	2022	2021

Foreign currency exchange gains	2,413,002	2,492,812	6,327,128
Interest income on time deposits	504,054	331,436	137,794
Interest income on credit sales	372,293	206,912	110,747
Fair value gains on financial assets measured at fair value (Note 5)	237,515	84,362	—
Interest received on financial investment (Note 5)	1,184	—	—
Other	11,562	37,629	55,248

	3,539,610	3,153,151	6,630,917

Foreign currency exchange gains are mainly driven by foreign currency denominated cash and cash equiavelents and financial investments.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 20 – FINANCIAL EXPENSES

The analysis of financial expenses for the years ended 31 December 2023, 2022 and 2021 is as follows:

Financial expenses:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2023	2022	2021

Commission expenses due to early collection of credit card receivables	(1,826,250)	(1,320,874)	(1,509,494)
Interest expenses on purchases	(1,079,503)	(333,441)	(278,836)
Foreign currency exchange losses	(794,074)	(774,680)	(1,070,460)
Interest expenses on bank borrowings	(221,175)	(98,704)	(234,579)
Interest expenses on lease liabilities	(77,020)	(128,368)	(65,772)
Fair value losses on financial assets measured at fair value (Note 5)	—	(159,344)	(116,683)
Other	(12,033)	(2,256)	(1,354)

	(4,010,055)	(2,817,667)	(3,277,178)

Interest expenses on purchases consist of interest embedded in inventories purchased on deferred settlement terms, which is recognized as an interest expense over the period of financing.

Foreign currency exchange losses are mainly driven by foreign currency denominated trade payables and payables to merchants.

NOTE 21 – TAXATION ON INCOME

The tax on the Group’s income/loss before taxation on income differs from the theoretical amount that would arise using the weighted average tax rate applicable to loss for the years ended 31 December 2023, 2022 and 2021 as follows:

	2023	2022	2021

Income/loss before income taxes	75,534	(4,790,687)	(3,330,080)

Tax calculated at enacted tax rate of 25% (2022: 23%, 2021: 25%)	(18,884)	1,101,858	832,520
Utilized tax losses and incentives	364,754	—	—
Effect of unrecognized deferred taxes and inflation adjustments	(369,743)	(1,080,872)	(799,900)
Other	23,873	(20,986)	(32,620)

Income tax credit/(expense)	—	—	—

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 21 – TAXATION ON INCOME (Continued)

Current income tax

Turkish tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provisions for taxes, as reflected in these consolidated financial statements, have been calculated on a separate-entity basis.

Turkish Corporate Tax Law has been amended by Law No. 5520 dated 13 June 2006. Most of the articles of this new Law No. 5520 have come into force effective from 1 January 2006, setting the corporate tax rate as 20%. With the provisional article 13 added to the Corporate Tax Law and with the 11th article of the Law 7316 published in the Official Gazette dated 22 April 2021, the corporate tax rate, which was 20% as of 31 December 2020, is applied at the rate of 25% for the corporate earnings in 2021 and 23% for the corporate earnings in 2022 (20% for the year 2023 and onwards). With the publication of the Law No. 7394 in the Official Gazette dated 15 April 2022, the corporate tax rate has been permanently increased to 23% for the 2022 taxation period, and this change was valid between 1 July 2022 and year end.

An amendment to Turkey’s Corporate Tax Law (No. 5520) was submitted on 5 July 2023, and published in the Official Gazette on 15 July 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies and starting from the declarations that will be submitted as of 1 October 2023.

In accordance with the “General Communiqué on Tax Procedure Law No: 555” published in the Official Gazette dated 30 December 2023 and numbered 32415 and the repeated article 298 of the Tax Procedure Law No: 213, it is declared that the financial statements of the entities operating in Türkiye for the 2023 accounting period are subject to inflation adjustment. The inflation adjusted financial statements will constitute an opening balance sheet base in the tax returns to be prepared as of 1 January 2024 and opening inflation effects will not be taken into consideration in the calculation of the period tax for 2023.

Corporation tax rate is applicable on the total income of the companies after adjusting for certain disallowable expenses, income tax exemptions (participation exemption, etc.) and income tax deductions (for example research and development expenses deduction). No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Türkiye, or resident corporations are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 10%. An increase in capital via issuing bonus shares is not considered as a profit distribution and thus does not incur withholding tax.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 21 - TAXATION ON INCOME (Continued)

Current income tax (Continued)

Corporations are required to pay advance corporation tax quarterly at the rate of 25% (2022: 23%) on their corporate income (25% for the year 2023 and onwards). Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set off against other liabilities to the government.

In Türkiye, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within the 25th of the fourth month following the close of the financial year to which they relate.

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

The Group’s tax incentives are related to the Research and Development Tax Incentive regime in Turkiye and the Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 21 - TAXATION ON INCOME (Continued)

Deferred income taxes (Continued)

As of 31 December 2023 and 2022, the Group has not accounted for the remaining deferred tax assets due to uncertainties as to the generation of future taxable profits for the realization of such deferred tax assets in the foreseeable future, as described below:

	Total temporary differences		Deferred income tax assets/(liabilities)
	2023	2022	2023	2022

Deferred income tax assets and liabilities:
Tax incentives	(2,209,667)	(1,501,237)	553,779	300,247
Property and equipment and intangible assets	(1,122,451)	178,356	278,813	(38,256)
Accrued expenses, contract liabilities and merchant advances	(449,065)	(316,367)	112,267	63,272
Carry forward tax losses	(363,023)	(2,471,500)	102,561	494,300
Employee benefit obligations	(336,286)	(235,106)	85,664	48,060
Lease liabilities	(243,778)	(324,772)	61,159	64,976
Deferred income	(165,311)	(140,178)	42,483	28,036
Inventories	(169,414)	330,871	42,353	(66,174)
Trade receivables	(157,708)	(20,623)	39,429	4,130
Legal provisions	(81,728)	(650,895)	20,432	130,179
Income accruals and contract assets	22,431	14,906	(5,608)	(2,981)
Prepaid expenses	44,937	25,218	(11,228)	(5,163)
Trade payables and payables to merchants	463,094	115,116	(115,773)	(23,023)
Right of use assets	494,175	573,191	(123,755)	(114,667)

Total			1,082,576	882,936
Non recoverable net deferred tax assets (-)			(1,082,576)	(882,936)
Deferred income tax assets, net			—	—

Non recoverable net deferred income tax assets disclosed as at 31 December 2022 have been revised to correct a disclosure error immaterial to the financial statements. As a result of the revision, non-recoverable net deferred tax assets have increased from TRY419,156 thousand (TRY254,342 thousand as disclosed in 2022 in terms of purchasing power of TRY as at 31 December 2022) to TRY882,936 thousand (TRY535,848 thousand in terms of purchasing power of TRY as at 31 December 2022). Certain prior year figures in the above disclosure have also been reclassified in order to conform to the changes in the presentation of the current period consolidated financial statements. The revision had no impact on the consolidated balance sheets, consolidated statements of comprehensive income/(loss), consolidated statement of cash flows and consolidated statement of changes in equity.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 21 - TAXATION ON INCOME (Continued)

Deferred income taxes (Continued)

Since the applicable tax rate is changed to 25% for the following years beginning from 1 January 2023, 25% tax rate is used in the deferred tax calculation of 31 December 2023 for all of the temporary differences.

The expiration dates of tax losses for which the Group has not recognised any deferred income tax asset are as follows:

	2023	2022

2023	—	108,155
2024	2,278	79,906
2025	3,916	683,416
2026	107,640	906,049
2027	125,985	693,974
2028	123,204	—

Total	363,023	2,471,500

Tax losses for which the Group has not recognized any deferred income tax asset disclosed as of 31 December 2022 have been revised to correct a disclosure error immaterial to the financial statements. As a result of the revision, tax losses for which the Group has not recognized any deferred income tax asset increased from TRY2,095,775 thousand (TRY1,271,708 thousand as reported in 2022 in terms of purchasing power of TRY as at 31 December 2022) to TRY2,471,500 thousand (TRY1,499,943 thousand in terms of purchasing power of TRY as at 31 December 2022). The revision had no impact on the consolidated balance sheets, consolidated statements of comprehensive income/(loss), consolidated statement of cash flows and consolidated statement of changes in equity.

Within the scope of “Law regarding the Restructuring of Certain Receivables” (“Tax Amnesty Law”) numbered 7326 that has been launched in Türkiye in June 2021, D-Market voluntarily increased its corporate income tax (“CIT”) base for the years ended 2018 and 2019, D-Ödeme and D-Fast for the years ended 2018, 2019 and 2020 and half of previous years’ losses related to the fiscal years in which tax bases have been increased cannot be benefitted in the following years. The Group paid TRY146 thousand to increase its CIT base voluntarily in 2021 and the Group will not be subjected to any tax investigation related to the CIT taxes for related years within the scope of tax amnesty. In addition, the ongoing tax audit for the years 2018 and 2019 is closed in terms of corporate income tax by increasing the CIT base.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 22 – BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES

a)    Remuneration of key management personnel:

The remuneration of key management personnel (directors and members of executive management) for the years ended 31 December 2023, 2022 and 2021 are as follows;

	2023	2022	2021

Salaries and other short-term employee benefits	596,503	827,468	628,816

Salaries and other short-term employee benefits include equity settled share-based payments amounting to TRY106,401 thousand in 2023 (2022: Equity settled share-based payments amounting to TRY250,623 thousand).

b)    Balances with related parties at 31 December 2023 and 2022:

All related parties listed below are controlled by the Doğan Family members.

Due from related parties:

	2023	2022

D Elektronik Şans Oyunları ve Yayıncılık A.Ş. (“Nesine”)	8,168	224
Doğan Dış Ticaret ve Mümessillik A.Ş. (“Doğan Dış Ticaret”)	473	2,227
Doğan Burda Dergi Yayıncılık ve Pazarlama A.Ş. (“Doğan Burda”)	310	220
Other	231	159

	9,182	2,830

Amounts due from other related parties mainly resulted from sale of trade goods.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 22 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued)

b)    Balances with related parties at 31 December 2023 and 2022: (Continued)

Due to related parties:

	2023	2022

Doğan Yayınları Yayıncılık ve Yapımcılık Ticaret A.Ş. (“Doğan Yayıncılık”)	1,829	2,828
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	579	701
Doğan Portal ve Elektronik Ticaret A.Ş.	451	849
Doğan Müzik Yapım ve Ticaret A.Ş.	372	492
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	367	21
Doğan Şirketler Grubu Holding A.Ş.	—	2,526
Other	1,040	1,775

	4,638	9,192

Amounts due to related parties mainly resulted from purchase of inventories, advertising services, head quarter rentals, payables due to merchant financing and business combination arrangements.

c)    Significant sales to and purchases from related parties for the years ended 31 December 2023, 2022 and 2021:

All related parties listed below are controlled by the Doğan Family members.

Service and product sales to related parties:

	2023	2022	2021

Nesine	(13,458)	(9,600)	(5,688)
Doğan Yayıncılık	(4,400)	(3,642)	(4,361)
Doğan Burda	(2,925)	(3,095)	(2,438)
Doğan Dış Ticaret	(2,364)	(2,187)	(907)
Otomobilite Motorlu Araçlar Ticaret A.Ş	(1,829)	—	—
Değer Merkezi Hizmetler ve Yönetim A.Ş.	(1,647)	(2,105)	(2,090)
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	(1,548)	(2,119)	(1,158)
Doğan Portal ve Elektronik Ticaret A.Ş. (“Doğan Portal”)	(1,134)	(3,297)	(4,322)
Suzuki Motorlu Araçlar Pazarlama A.Ş.	(890)	(313)	(286)
Milta Turizm İşletmeleri A.Ş.	(578)	(581)	(459)
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	(477)	(393)	(1,000)
Aydın Doğan Vakfı	(143)	(56)	(41)
Glokal Dijital Hizmetler ve Pazarlama A.Ş.	(103)	(1,332)	(2,477)
Other	(3,540)	(3,458)	(3,130)

	(35,036)	(32,178)	(28,357)

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 22 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued)

c)    Significant sales to and purchases from related parties for the years ended 31 December 2023, 2022 and 2021: (Continued)

Service and product purchases from related parties:

	2023	2022	2021

Doğan Dış Ticaret	195,161	158,793	186,229
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	45,234	39,131	42,344
Doğan Yayıncılık	14,779	18,372	19,926
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	5,208	5,675	8,574
Doğan Burda	2,327	1,888	2,247
Milta Turizm İşletmeleri A.Ş.	1,262	438	177
Doğan Portal ve Elektronik Ticaret A.Ş. (“Doğan Portal”)	1,079	1,223	1,483
Doğan Müzik Yapım ve Ticaret A.Ş.	718	517	218
Değer Merkezi Hizmetler ve Yönetim A.Ş.	4	—	810
Nesine	—	1,068	12
Other	209	1,045	881

	265,981	228,150	262,901

Business acquisitions

Acquisition of Doruk Finansman which was acquired from Doğan Holding was separately disclosed in Note 3 – Business Combinations and it is not included in the above purchases from related parties.

Purchase of treasury shares

Purchase of treasury shares from TurkCommerce B.V. which is shareholder of the Group was separately disclosed in Note 16 and it is not included in the above purchases from related parties.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 23 – FINANCIAL AND CAPITAL RISK MANAGEMENT

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

Foreign currency risk

The table below summarizes the Group’s exposure to foreign exchange rate risk at 31 December 2023 and 2022 in terms of TRY equivalents of foreign currency denominated assets and liabilities.

	As of 31 December 2023
	US Dollar	Euro	GBP	CHF	Total

Assets:
Cash and cash equivalents	4,368,356	3,185	88	54	4,371,683
Financial investments	1,722,744	—	—	—	1,722,744
Trade receivables and due from related parties	41,463	3,494	—	—	44,957
Other current assets	2,486	—	—	—	2,486

Total assets	6,135,049	6,679	88	54	6,141,870

Liabilities:
Trade payables and payables to merchants and due to related parties	(1,232,394)	(10,302)	(358)	(32)	(1,243,086)
Provisions	(52,976)	—	—	—	(52,976)

Total liabilities	(1,285,370)	(10,302)	(358)	(32)	(1,296,062)

Net foreign currency position	4,849,679	(3,623)	(270)	22	4,845,808

	As of 31 December 2022
	US Dollar	Euro	GBP	CHF	Total

Assets:
Cash and cash equivalents	4,684,672	493	3	40	4,685,208
Trade receivables and due from related parties	25,827	2,262	—	250	28,339
Other current assets	2,104	—	—	—	2,104

Total assets	4,712,603	2,755	3	290	4,715,651

Liabilities:
Trade payables and payables to merchants and due to related parties	(1,401,150)	(21,509)	(219)	(15)	(1,422,893)
Short term provisions	(429,027)	—	—	—	(429,027)

Total liabilities	(1,830,177)	(21,509)	(219)	(15)	(1,851,920)

Net foreign currency position	2,882,426	(18,754)	(216)	275	2,863,731

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 23 - FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

Financial risk management (Continued)

The Group is exposed to foreign exchange risk through the impact of rate changes in the translation of foreign currency denominated liabilities to local currency. These risks are monitored and limited by analysing foreign currency position through obtaining positions within the approved limits.

At 31 December 2023, if the US Dollar had strengthened/weakened by 10% against the TRY with all other variables held constant, income/(loss) before income taxes would have been TRY484,968 thousand higher/lower (2022: Loss before tax would have been TRY288,243 thousand lower/higher), mainly as a result of foreign exchange losses/gains on the translation of US Dollar assets and liabilities.

At 31 December 2023, if the Euro had strengthened/weakened by 10% against the TRY with all other variables held constant, income/(loss) before income taxes would have been TRY362 thousand lower/higher (2022: Loss before tax would have been TRY1,875 thousand higher/lower), mainly as a result of foreign exchange losses/gains on the translation of Euro assets and liabilities.

At 31 December 2023, if the GBP and CHF had strengthened/weakened by 10% against the TRY with all other variables held constant, income/(loss) before income taxes would have been TRY27 thousand and TRY22 thousand lower/higher, mainly as a result of foreign exchange losses/gains on the translation of GBP and CHF assets and liabilities (2022: Loss before tax would have been TRY2 and TRY28 lower/higher).

Credit risk

The Group operates as an e-commerce website offering its customers a wide selection of merchandise. The substantial portion of sales is through the customers’ credit cards. Therefore, the resulting accounts receivable balances are secured by banks, the issuers of credit cards. In this context, the credit risk of the Group is substantially mitigated.

As 31 December 2023 and 2022 expected credit loss from trade receivables is as follows:

		Overdue 0-1	Overdue 1-3	Overdue 3-12	Overdue more than 12
31 December 2023	Not due	months	months	months	months	Total
Trade receivables	2,240,022	74,621	14,044	11,312	33,276	2,373,275
Expected credit loss	12,944	1,114	5,027	9,749	33,276	62,110

		Overdue 0-1	Overdue 1-3	Overdue 3-12	Overdue more than 12
31 December 2022	Not due	months	months	months	months	Total
Trade receivables	1,051,484	2,605	2,244	4,103	34,020	1,094,456
Expected credit loss	3,488	186	1,111	3,643	33,784	42,212

Funding risk

The ability to fund the existing and prospective debt requirements is managed by maintaining the availability of adequate funding lines from high quality lenders and supply financing arrangements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 23 - FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

Financial risk management (Continued)

Liquidity risk

The Group maintains available line of credit limits with various banks that can be used in obtaining cash, letters of guarantee and cash for payments to suppliers. The Group generates negative working capital as a result of its operating model. The table below shows the Group’s liquidity risk arising from financial liabilities.

		Contractual
	Carrying	undiscounted	Up to	3 – 12	1 – 5
2023	value	cash flow	3 months	months	years

Non-derivative financial instruments:
Trade payables and payables to merchants	10,562,999	10,780,172	10,284,474	495,698	—
Lease liabilities	276,393	368,354	66,260	129,290	172,804
Bank borrowings	186,281	188,376	179,618	5,809	2,949
Wallet deposits	188,412	188,412	188,412	—	—
Due to related parties	4,638	4,638	4,638	—	—
	11,218,723	11,529,952	10,723,402	630,797	175,753

		Contractual
	Carrying	undiscounted	Up to	3 – 12	1 – 5
2022	value	cash flow	3 months	months	years

Non-derivative financial instruments:
Trade payables and payables to merchants	9,699,421	9,726,123	9,726,123	—	—
Lease liabilities	432,309	538,667	78,715	216,571	243,381
Bank borrowings	39,501	47,833	9,377	18,018	20,438
Wallet deposits	187,006	187,006	187,006	—	—
Due to related parties	9,192	9,192	9,192	—	—
	10,367,429	10,508,821	10,010,413	234,589	263,819

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

Consistent with others in the industry, the Group monitors capital on the basis of the net debt to equity ratio. This ratio is calculated as net debt divided by equity. Net debt is calculated as total borrowings and lease liabilities less cash and cash equivalents. Net debt/(cash) to equity ratios at 31 December 2023 and 2022 were as follows:

	2023	2022

Net debt/(cash) (Note 25)	(5,037,326)	(8,205,145)
Total equity	3,302,779	3,365,798

Net debt/(net cash) to equity ratio	(153)%	(244)%

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 24 – FINANCIAL INSTRUMENTS

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

The following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimate fair value:

The fair values of certain financial assets and liabilities carried at amortized cost, including cash and cash equivalents, trade payables and payables to merchants, bank borrowings and lease liabilities are considered to approximate their respective carrying values due to their short-term nature.

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

Fair value hierarchy

The fair values of financial assets and financial liabilities are determined as follows:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly (that is as prices) or indirectly (that is derived from prices).
-	Level 3: Inputs for the asset or liability that is not based on observable market data (that is unobservable inputs).

Based on the fair value hierarchy, the Group’s financial assets and liabilities are categorized as follows:

	As of 31 December 2023

Financial assets	Total	Level 1	Level 2	Level 3

Investment funds at fair value (Note 5)	1,592,056	1,592,056	—	—
	1,592,056	1,592,056	—	—

	As of 31 December 2022
Financial assets	Total	Level 1	Level 2	Level 3

Investment funds at fair value (Note 5)	28,929	28,929	—	—
	28,929	28,929	—	—

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 25 – CASH FLOW INFORMATION

Movement in net debt for the year ended 31 December 2023, 2022 and 2021 is as follows;

2023	Lease liabilities	Bank borrowings	Total

1 January	432,309	39,501	471,810

Increase in lease liabilities	248,886	—	248,886
Cash inflows	—	577,338	577,338
Cash outflows	(307,475)	(379,753)	(687,228)
Other non-cash movements (*)	77,020	9,939	86,959
Monetary gain	(174,347)	(60,744)	(235,091)
31 December	276,393	186,281	462,674

Less: cash and cash equivalents			(5,500,000)

Net debt/(cash)			(5,037,326)

2022	Lease liabilities	Bank borrowings	Total

1 January	571,793	522,895	1,094,688

Increase in lease liabilities	351,907	—	351,907
Cash inflows	—	1,556,602	1,556,602
Cash outflows	(330,946)	(1,925,096)	(2,256,042)
Other non-cash movements(*)	128,368	38,374	166,742
Monetary gain	(288,813)	(153,274)	(442,087)
31 December	432,309	39,501	471,810

Less: cash and cash equivalents			(8,676,955)

Net debt/(cash)			(8,205,145)

2021	Lease liabilities	Bank borrowings	Total

1 January	530,603	1,279,722	1,810,325

Increase in lease liabilities	497,794	—	497,794
Cash inflows	—	5,829,364	5,829,364
Cash outflows	(252,679)	(6,370,526)	(6,623,205)
Other non-cash movements(*)	65,772	27,351	93,123
Monetary gain	(269,697)	(243,016)	(512,713)
31 December	571,793	522,895	1,094,688

Less: cash and cash equivalents			(10,321,986)

Net debt/(cash)			(9,227,298)
(*)	Other non-cash movements consist of interest accrual and disposals and bank borrowings.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 26 – INCOME/(LOSS) PER SHARE

Income/(loss) per share is disclosed below:

	2023	2022	2021

Income/(loss) for the period attributable to equity holders of the Parent Company	75,534	(4,790,687)	(3,330,080)
Weighted average number of shares with face value of TRY0.20 each	324,810	325,998	304,764

Basic and diluted income/(loss) per share	0.23	(14.70)	(10.93)

As further disclosed in Note 16, the number of shares issued has increased from 56,866 thousand to 284,328 thousand via decreasing nominal value of each share from TRY1 to TRY0.20 at the Extraordinary General Assembly meeting dated 25 May 2021. As a result, the income/(loss) per share calculation for the periods presented have been performed based on the recent number and nominal value of shares issued.

At the Extraordinary General Assembly meeting dated 5 July 2021, the number of shares issued has increased from 284,328 thousand to 325,998 thousand due to capital increase.

NOTE 27 – SUBSEQUENT EVENTS

The Second Period of the share-based payment plan which was defined as the end of 30 (thirty) months after the date of the IPO, of the vesting schedule set forth by the Company’s Board of Directors decision dated on 24 March 2021, has been concluded on 31 January 2024. Accordingly, the Board of Directors has decided that within the scope of the Second Period of the share-based payment plan, a gross total of 1,344,929 Class B ordinary shares of the Company (which may be represented by ADSs) have been vested to some of its key management personnel who became entitled, as defined under their individual contracts, to receive Restricted Stock Units (RSUs); and a gross total of 155,280 Class B ordinary shares of the Company (which may be represented by ADSs) have been vested to some of its key management personnel who have been determined, as having successfully met the year-end targets for the purposes of the calculation of the PSUs. The gross total amount of said shares (which may be represented by ADSs) will be given to the said executives by the Company, once these shares are first issued by or become available to the Company.

The Group has been granted with the approval of the CMB to participate as the originating entity in a structure led by Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu, for the issuance of Asset-Backed Securities (‘ABS’) up to TRY2 billion for one year. The Group intends to use its BNPL receivables in this structure to be able to sustainably grow its BNPL business and reduce its impact on working capital. On 26 April 2024, Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu applied to the Capital Markets Board for the issuance of TRY200 million asset-backed securities. The terms of the issuance (including the exact amount and the timing of issuance) have not been agreed among the participants. These will be determined based on market conditions and, for Hepsiburada, will require a board of directors approval.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2023, 2022 AND 2021

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023, as described in note 2.1 unless otherwise indicated.)

NOTE 27 – SUBSEQUENT EVENTS (Continued)

On 29 March 2024, the Group established a wholly owned subsidiary in Türkiye under the trade name Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş.. The aggregate issued share capital of Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş. is TRY5,050,000, of which total amount was paid in on 29 March 2024.

In February, 2024, in accordance with its obligations as a data controller under the Turkish Law on the Protection of Personal Data (the “LPPD”), the Company notified the Personal Data Protection Authority (“PDP Authority”) of unauthorized access to some customer personal information in connection with a cybersecurity incident. In the event the PDP Authority determines that the Company has not sufficiently fulfilled its obligations as a data controller under the LPPD, the PDP Authority may impose an administrative fine between TRY141.9 thousand and TRY9.5 million. Since the event is considered as a non-adjusting event, no provision is recognized in the consolidated financial statements.

The Group received requests from the Turkish tax authority for initiation of tax audits for the financial year 2022, with respect to corporate income tax and VAT, in February 2024, for D-Ödeme and in March 2024 for D-Fast. As of the approval date of these financial statements, tax investigations and submission of the requested information to the tax authority are ongoing and the Group has not received any further specific notification from the tax authority. The Group management and its tax advisors believe that the investigations are routine and ordinary. The investigations are at an initial stage and the Group management and its tax advisors believe that there is no significant uncertain tax position of the Group for the respective year. Based on these facts and due to the uncertainty as to the final outcome of the investigations, no provision has been recognized in these consolidated financial statements.