Form 20-F
period 2024-12-31
D-MARKET Electronic Services & Trading
filed 2025-04-30
CIK 1850235

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Kuştepe Mahallesi Mecidiyeköy Yolu

Cad. No: 12 Tower: 2 Floor:2

Şişli-Istanbul, Türkiye

(Address of principal executive office)

M. Seçkin Köseoğlu
+90 212 7056844

seckin.koseoglu@hepsiburada.com

Kuştepe Mahallesi Mecidiyeköy Yolu

Cad. No: 12 Tower: 2 Floor: 2 Şişli-Istanbul, Türkiye

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

All references in this annual report to “TRY” and “Turkish Lira” are to the legal currency of Türkiye, to “U.S. dollars,” “US$”, “USD” and “$” are to the legal currency of the United States, and to “euro,” “€” or “EUR” are to the currency of the member states of the European Union (the “EU”) participating in the European Economic and Monetary Union.

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

With respect to our business and operations:

●	all references to “users” are to all persons accessing our online platform (either through website or mobile application), with or without a registered account;
●	all references to “members” are to users that have registered on our online platform by creating an account (either through website or mobile application), excluding cancelled memberships;
●	all references to “customers” are to users (both unregistered users and members) that have purchased at least one item listed on our online platform (either through website or mobile application), including returns and cancellations;
●	all references to “Active Customers” are to users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations;
●	all references to “merchants” are to legal entities who listed at least one item on our Marketplace within the 12-month period preceding the relevant date;
●	all references to “Active Merchants” are to merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;
●	all references to “Marketplace” are to the “3P” or “third party” model marketplace that we operate on our online platform, where merchants list and sell items to customers;
●	all references to “Direct Sales” are to “1P” or “first party” model direct sales operations that we perform on our online platform, where suppliers directly sell products to us on a wholesale basis, and we then store and sell such products to the customers;
●	all references to “frequency” are to the average number of orders per Active Customer over a 12-month period preceding the relevant date;
●	all references to “FBM” are to our fulfilled-by-merchant fulfillment model, where merchants perform fulfillment by their own means (FBM is only applicable to our 3P-based Marketplace operations);
●	all references to “fulfillment” are to our logistical processes relating to the placement of an order, including accepting goods, of picking and storing products, consolidating them into batches and packing them into parcels for delivery as well as return operations, as described in greater detail under Item 4.B. “Information on the Company— Business Overview— Order Fulfillment”;

●	all references to the “HepsiLojistik model” are to our fulfilled-by-Hepsiburada fulfillment model, where we, in case of 1P-based Direct Sales, or merchants, in case of 3P-based Marketplace operations, perform fulfillment through HepsiLojistik, thereby performing fulfillment through our logistics infrastructure;
●	all references to the “Drop-shipping model” are to our drop-shipping fulfillment model, where we accept customer orders in our 1P-based Direct Sales and transfer orders to our suppliers and our suppliers in turn perform fulfillment by their own means (the Drop-shipping model is only applicable to 1P-based Direct Sales operations);
●	all references to the “Hepsipay Wallet” are to our embedded wallet within our online platform that we launched as part of our Hepsipay strategic asset in June 2021;
●	all references to “Hepsiburada Premium” are to our loyalty program launched on July 1, 2022 (which replaced our former loyalty program, the Loyalty Club);
●	all references to “Hepsiburada Premium members” are to our customers that have subscribed to Hepsiburada Premium, excluding customers that have unsubscribed from Hepsiburada Premium as of the relevant date;
●	all references to “digital products” are to non-cash games on our platform, such as sweepstakes and gamified lotteries, game pins and codes, gift vouchers and the first monthly payment of Hepsiburada Premium membership subscription;
●	all references to “SKU” are to stock keeping units including variants (color, size, etc.); and
●	all references to “average order value” are to GMV divided by the number of orders in a given period.

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

The Company’s consolidated balance sheets at December 31, 2024 and 2023, and consolidated statements of comprehensive income/(loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022, and, unless otherwise stated, the financial information included elsewhere in this annual report, including figures corresponding to the same period of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of December 31, 2024. All the amounts included in the financial statements which are not stated in terms of the measuring unit current at the end of the reporting period are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (Turkstat). Such indices used to restate the financial statements at December 31, 2024 are as follows:

Date	Index	Conversion Factor
December 31, 2024	2,684.55	1.00
December 31, 2023	1,859.38	1.44
December 31, 2022	1,128.45	2.38

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

Due to the evolving nature of our industry and competitors, we believe that it is difficult for any market participant, including us, to provide precise data on the market or our industry (see Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation”). Unless otherwise indicated, information contained in this annual report concerning our industry and the markets in which we operate, including our general expectation, market position, market size and growth rate of the markets in which we participate, is based on information from various sources noted above, including ETBİS, BKM, ICTA and FutureBright Research, and on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. Although we are not aware of any misstatements regarding the industry data that we present in this annual report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and Item 5. “Operating and Financial Review and Prospects” in this annual report.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking” statements as defined in Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Key Information—Risk Factors,” Item 4.B. “Information on the Company—Business Overview” and Item 5. “Operating and Financial Review and Prospects,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “seek,” “should,” “anticipate,” “aim,” “intend,” “future,” “plan,” “potential,” “continue,” “is/are likely to,” “target” or other similar expressions. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

●	our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain operational profitability;
●	our expectations regarding the development of our industry and the competitive environment in which we operate;
●	the growth of our brand awareness and overall business;
●	our ability to successfully remediate the material weaknesses in our internal control over financial reporting;
●	the outcome of litigation and other proceedings;
●	our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; and
●	our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets.

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

RISK FACTOR SUMMARY

Risks Relating to Our Business and Industry

●	We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve operational profitability going forward.
●	Our expansion into new products, services, technologies, geographies and markets subjects us to additional risks and we may not be able to manage our growth and expansion efficiently or effectively scale and adapt our existing infrastructure.
●	We may fail to maintain or improve our technology infrastructure, or adopt and apply technological advances, which could materially and adversely affect our business, results of operation and financial condition, and the use of new technologies may expose us to increased risks.
●	If we fail to maintain and enhance our brand or network effects from our established Marketplace, our business, results of operations and financial condition may be materially and adversely affected.
●	We operate in competitive markets, and in the future we may not be able to compete effectively.
●	Failed deliveries, excessive returns and other logistics issues may adversely affect our business, results of operation and financial condition.

●	If we fail to retain current customers and merchants or grow or maintain the level of their engagement, our business, financial condition, prospects and results of operations could be materially and adversely affected.
●	We may need to raise additional funds to finance our future capital needs including investing in growth and technology, which may prevent us from growing our business.
●	Changes in our share ownership or other types of default could result in our inability to draw loans or cause acceleration or events of default under our indebtedness.
●	A significant disruption in internet access, telecommunications networks or our IT platform may cause slow response times or otherwise impair our customers’ experience, which may in turn reduce traffic to our mobile apps and websites and significantly harm our business, financial condition and results of operations.
●	We may experience significant fluctuations in our results of operations and growth rate.
●	Any occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also materially and adversely affect our business, results of operations or financial condition.
●	A cybersecurity incident, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs, including in connection with increasing compliance requirements.
●	Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.
●	Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our goal of leading the financial technologies market in Türkiye.
●	We are subject to credit risk of our borrowers and counterparties in relation to our Buy-Now-Pay-Later solution and consumer finance loan offering.
●	We are subject to payment-related risks.
●	We may suffer losses relating to the products we sell through our Direct Sales business.
●	We rely on many service providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation or otherwise could adversely affect our operations.
●	We operate platforms that include third parties over whose actions we have only partial control.
●	If we are unable to compete effectively for advertising spend, or if our merchants reduce advertising spend, our business and results of operations could be materially harmed.
●	Our strategic acquisitions may result in operational challenges, and the failure of an acquisition or investment to produce the anticipated results or the inability to fully integrate an acquired company could have an adverse impact on our business, results of operation and financial condition.
●	We may use open source code in a manner that could be harmful to our business.
●	Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation.

●	We may not be able to, or may choose not to, insure against all risks we face and may incur losses not covered by insurance, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
●	We depend upon our senior management, our IT specialists and other talented employees to grow, operate and improve our business; if we fail to attract, retain and motivate key personnel, our business could be adversely affected.
●	Employee misconduct or inadvertent mistakes are difficult to determine and detect and could harm our reputation and business.
●	We face uncertainties relating to the growth and profitability of the e-commerce industry in our region and we may face challenges and uncertainties in implementing our e-commerce strategy.
●	Our business would be adversely affected if last-mile delivery service carriers were classified as employees instead of independent contractors and we may incur significant additional expenses if the employees of subcontractors carrying out delivery services are considered our employees.

Legal and Regulatory Risks

●	We are subject to tax audits that may result in additional tax liabilities and are exposed to changes in tax laws and regulations as well as their interpretation and implementation, including Türkiye’s digital service tax and one-off taxes, which could subject us to new liabilities in the future.
●	We have in the past been, and may again in the future be, subject to administrative fines imposed by the Turkish Competition Authority, and our reputation may be harmed if we do not comply with Turkish competition laws and regulations or any applicable binding commitments imposed by the Turkish Competition Authority on the Company.
●	We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.
●	We are subject to laws and government regulations applicable to payment services and consumer finance businesses, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.
●	We are subject to laws and government regulations relating to competition and antitrust, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.
●	We have in the past been, and may again in the future be, subject to administrative fines imposed by the Personal Data Protection Authority, and our reputation may be harmed if we do not comply with Turkish Personal Data Protection Law No. 6698.
●	If we fail to obtain intellectual property rights protection or adequately protect our intellectual property rights, or if we infringe third-party intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected.
●	In connection with our technological operations, we may be subject to intellectual property infringement claims brought against us by others, which are costly to defend and could result in significant damage awards.
●	We have been and in the future may be involved in litigation, some of which could be material.
●	We may be impacted by fraudulent or unlawful activities of merchants, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability.
●	We may be subject to product liability claims when people or property are harmed or damaged by the products that are sold on our platform.

●	We have identified material weaknesses in our internal control over financial reporting and have as a result determined that our disclosure controls and procedures were not effective. If we remain unable to remediate identified material weaknesses, or if we have additional material weaknesses in the future, or otherwise fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of our ADSs may decline.
●	The requirements of being a public company will continue to require significant resources and management attention, which could make it difficult to manage our business.
●	We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of ADSs.

Risks Relating to Türkiye

●	We are subject to risks associated with doing business in an emerging market.
●	Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.
●	As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.
●	Türkiye’s economy has been facing risks related to its current account deficit, which could have a material adverse effect on our business and results of operations.
●	The effects of earthquakes in Türkiye may adversely affect our prospects, business, financial condition and results of operations.
●	We are exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations and other similar laws and regulations.
●	Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.
●	Türkiye is subject to internal and external unrest and the threat of future terrorist acts, which may adversely affect us.
●	Conflict and uncertainty in neighboring and nearby countries, as well as other regions with a geopolitical connection to Türkiye, may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
●	Risks from events affecting Türkiye’s relationship with the countries in the Middle East.
●	Risks from events affecting Türkiye’s relationship with Russia and Ukraine.
●	Risks from events affecting Türkiye’s relationship with the EU.
●	Risks from events affecting Türkiye’s relationship with the United States.
●	Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.
●	Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.

Risks Relating to Ownership of our ADSs

●	The Change of Control may have potential adverse impacts on our business and operations, including potential changes to our strategy, our business relationships and our geopolitical exposures.
●	Kaspi controls the majority of our voting rights, and its interests might conflict with or differ from your interests as a shareholder.
●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
●	As a “controlled company” within the meaning of the Nasdaq rules and a foreign private issuer, we qualify for and do rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs.
●	An active trading market for our ADSs may not be sustained to provide adequate liquidity.
●	We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs.
●	We may need to carry out certain corporate actions, such as a capital increase, a capital reduction, accounting set-offs or similar actions or a combination thereof to maintain compliance with local capital adequacy rules, some of which may dilute the value of our outstanding ADSs.
●	The price of our ADSs might fluctuate significantly, and you could lose all or part of your investment.
●	If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, the price of our ADSs and trading volume could decline.
●	You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.
●	Shareholders and ADS holders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
●	It is unlikely that we will declare any dividends on our ordinary shares represented by our ADSs and therefore, you must rely on price appreciation of our ordinary shares for a return on your investment; also, to the extent that we declare dividends, we will pay those dividends solely in Turkish Lira.
●	You may not receive distributions on the ordinary shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
●	Dividends paid to holders of the ADSs who are not tax resident in Türkiye will be subject to a 15% withholding tax.
●	You may be subject to limitations on the transfer of your ADSs.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Türkiye based on United States or other foreign laws against us and our management.
●	We are a Turkish joint stock company. The rights of our shareholders under Turkish law may be different from the rights of shareholders under the laws of U.S. jurisdictions.

●	We grant share based compensation to our management and employees, which may cause your interest in the Company to be diluted and our employees’ interests to become excessively tied to the trading price of our ADSs.
●	We may not maintain our listing on Nasdaq which could limit investors’ ability to make transactions in our ADSs and subject us to additional trading restrictions.

Risks Relating to Our Business and Industry

We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve operational profitability going forward.

In 2024, we incurred a net loss of TRY 1,604.9 million compared to net income of TRY 109.1 million and a net loss of TRY 6,916.7 million for the years ended December 31, 2023 and 2022, respectively, as we invested in the expansion of our core businesses and in growing our strategic assets. Our net losses were also significantly impacted by inflation adjustments primarily at the Gross Contribution level as we have implemented IAS 29 inflation accounting since 2022. In 2023, our net income generation was mainly driven by the monetary gains due to the Group’s net monetary position. Since monetary liabilities, mainly consisting of trade payables and payables to merchants, exceeded monetary assets, mainly consisting of cash and cash equivalents during 2023, the difference resulted in a monetary gain position. We will need to generate and sustain increased revenue and Gross Contribution levels to outpace growing operating expenses and capital expenditures in future periods to achieve operational profitability, and even if we do, we may not be able to maintain or increase our profitability. We anticipate that we may continue to incur net losses in the near term mainly as a result of a challenging macroeconomic environment that is putting pressure on customers’ purchasing power, and continued capital expenditures, including investments in our core businesses and the expansion of our logistics operations and financial services operations.

We believe that our ability to generate future profits mainly depends on our ability to execute our strategy and opportunistic mergers and acquisitions. See Item 4.B. “Information on the Company—Business Overview—Our Strategy.” This, in turn, depends on our success in improving the customer and merchant experiences through expanded logistics and fulfillment capabilities, developing and improving our platform and offering new products and services that complement our existing offering and preserve and foster further network effects. These efforts may prove more expensive than we anticipate. As a result, any failure to adequately increase our revenue or manage the costs related to our expansion could prevent us from attaining or increasing operational profitability. Additionally, if we introduce new services in connection with our ongoing expansion, including in international markets, this could result in an unexpected increase in costs or divert our senior management’s attention, which could negatively impact our goal of achieving and maintaining operational profitability. As we expand our services to additional customers and merchants in various regions and add new categories of products, our offerings in such markets and categories may be less profitable than those in which we currently operate, which may not offset the costs required to expand into such markets or categories and could impact our ability to achieve or sustain operational profitability.

Furthermore, our profitability remains sensitive to inflation trends and changes in monetary policy. The compound effects of an increasingly orthodox monetary policy from the Turkish government in response to inflation and other factors have curtailed and are expected to continue to curtail consumer demand, which has had and is expected to continue to have an adverse effect on our order growth. This may ultimately result in negative real GMV growth. An inability to manage or reduce costs during periods when we experience a slowdown or reversal in growth would put additional pressure on our ability to achieve or sustain profitability.

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

Our re-investments in the Company’s growth and certain Company initiatives may fail, which could harm us financially. For example, in 2022, we determined that Hepsiburada Market (formerly known as HepsiExpress), would no longer be considered a strategic asset as we did not believe that this business model was likely to be economically feasible, which ran contrary to our focus on becoming a profitable company in the near term. Then, in 2024, we took the strategic decision to end our Hepsiburada Market initiative entirely. In 2024, we also made the strategic decisions to discontinue HepsiGlobal’s pilot-phase operations in Ukraine and our Hepsiburada Smart Store project, and we made the commercial decision to put our services operated under Hepsiburada Seyahat on hold pending a further strategic review. While the contribution of these projects had not been material before they were discontinued, future similar discontinuations or strategic re-directions may cause inefficiencies and have a material adverse effect on our results of operations and reputation.

Any development of our services, such as any expansion of our payment and lending solutions, or any expansion of our operations to additional countries, or any further expansion of the reach of HepsiGlobal, through which we offer a selection of products from international merchants on our platform and enable Turkish merchants to make cross-border sales in certain countries, such as Azerbaijan, may result in increased or new exposure to regulatory scrutiny and compliance requirements. See “—Legal and Regulatory Risks—We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.” and “—Risks Relating to Türkiye—Risks from events affecting Türkiye’s relationship with the EU.” Furthermore, we may not be able to realize our explansion plans or the timeframe and the costs for achieving our plans may be different from those currently anticipated. Our ability to realize such expansion plans may be affected by a number of factors, including geopolitical tensions.

In addition, following the Change of Control (as defined herein), it is possible that some or all of the Company’s expansion plans will be modified. The new controlling shareholder, Kaspi, may reshape the Company’s expansion plans, in whole or in part, to prioritize alternative growth opportunities, synergies, operational efficiencies or cost-optimization measures. Any such modifications could result in temporary inefficiencies or costs that could have an adverse effect on our business and financial condition. See “—Risks Relating to Ownership of our ADSs—The Change of Control may have potential adverse impacts on our business and operations, including potential changes to our strategy, our business relationships and our geopolitical exposures.”

We may fail to maintain or improve our technology infrastructure, or adopt and apply technological advances, which could materially and adversely affect our business, results of operation and financial condition, and the use of new technologies may expose us to increased risks.

Our success depends, in part, on our ability to continue to innovate and provide a platform for products and services that is attractive to existing or new customers, and in turn attracts merchants and suppliers to our customer base. We are frequently upgrading and expanding our technology to provide improved performance, increased scale and better integration among our core businesses and complementary businesses (see Item 4.B. “Information on the Company—Business Overview—Strategic Assets” and “—Complementary Businesses”). For example, our Hepsipay R&D Center is developing projects in areas such as intelligent payment solutions, credit and risk assessment, machine learning- and artificial intelligence (“AI”)-powered credit scoring and fraud detection solutions. Additionally, we may use intelligence solutions to inform our Direct Sales pricing, which could be informed in real time by machine learning algorithms. Adopting new technologies (including technologies based on AI and machine learning), upgrading our website and mobile app infrastructure and maintaining and improving our technology infrastructure require significant investments of time and resources, including adding new hardware, updating software and training new engineering personnel. Adverse consequences for the failure to do so may include unanticipated system disruptions, security breaches, computer virus attacks, slower response times, impaired quality of experiences for our users and delays in reporting accurate operating and financial information. New innovations based on AI in particular may expose us to additional risks in light of the evolving nature of AI technologies. If they are not adequately designed, AI tools can generate inaccurate or biased content, which could subject us to legal or regulatory liability. AI-powered or automated credit analyses, if they are, or are perceived to be, based on flawed data or processes, could give rise to negative consumer perceptions and have an adverse effect on our reputation. Many of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs and ensure a consistent and acceptable level of service for our customers and merchants, our business, financial condition, and results of operation, as well as our reputation, could be materially and adversely affected.

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

The extent to which we are able to maintain or strengthen these network effects depends on our ability to execute a number of challenging tasks. See “—If we fail to retain current customers and merchants or grow or maintain the level of their engagement, our business, financial condition, prospects and results of operations could be materially and adversely affected.” Any failure to meet such challenges may lead to an increased risk of disruptions to our customer base or merchant base and our customer and merchant value propositions, which could adversely affect our profitability, and could have a material adverse effect on our business, financial condition and results of operations. In addition, any changes we make to enhance and improve our platform to meet the needs and interests of certain users or merchants or other third parties may have a negative impact upon others. If we fail to balance the interests of all users and merchants, users may stop visiting our website and using our mobile app and customers may conduct fewer transactions or use alternative e-commerce services, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

The markets for our products and services are competitive and rapidly evolving. The successful execution of our strategy depends on our ability to nurture the loyalty of our customer base, capitalize on our differentiators and offer our payment services, lending solutions and last-mile delivery services to third parties.

We have many competitors in our e-commerce business. We compete with other e-commerce companies, including online third-party marketplaces and online hybrid marketplaces that, like us, combine a third-party marketplace with their own first-party sales. We also face competition from offline retailers and hard-discounters, including traditional brick-and-mortar retailers and hard-discounters with omni-channel capabilities. Some of those omni-channel retailers have advanced their online sales capabilities over the past few years to meet the increased demand for online retail. We compete with these current and potential competitors for customers, merchants and suppliers. From time to time, our customers may decide not to continue purchasing products on our platform for various reasons, including competition. Our merchants may also decide to switch to our competitors’ services. Some of our existing or potential competitors may have greater resources including funding, more customers, and/or greater brand recognition to develop stronger capabilities and expertise in management, technology, finance, product development, sales, marketing, logistics and other areas. Further, the internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller or lesser-known businesses, including businesses from outside of Türkiye, to compete against us. We also face e-commerce competition in markets outside of Türkiye that we serve via HepsiGlobal.

In addition, we face competition across other sectors in which we operate. We face intense competition with several well-funded players investing heavily in growth, across the parts of the country and in the verticals we serve our customers. In the last-mile delivery services market, in which HepsiJet operates, small, emerging delivery companies, albeit few in number, are challenging us, particularly in large cities, by offering their delivery services at relatively lower delivery fees. If competition continues to intensify, we may fail to grow our third-party delivery businesses. In the fulfillment as a service market, in which HepsiLojistik operates, other players have invested in such services. Additionally, competition has intensified in the financial services industry, in which Hepsipay operates, spurred by significant investment into the fintech space and relatively new regulations such as digital banking, open banking, banking-as-a-service and Know Your Customer (“KYC”) regulations in Türkiye, and as a result we may not achieve our goal of becoming one of the leading players in the financial technologies market in Türkiye. A number of retailers, marketplaces and other companies have also obtained and others may in the future obtain e-money, digital banking or consumer finance licenses and extend their operations off-platform, challenging our plans to extend our off-platform partnerships. A more competitive environment may adversely affect Hepsipay’s growth, which could result in a delay or a failure to reach our goals in the financial services sector.

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

We offer customers a selection of delivery options, including delivery by courier or collection from our offline network of pick-up and drop-off (“PUDO”) points. If a delivery fails to reach the customer, we may continue bearing the inventory costs or be required to engage with the merchant for the return of the undelivered product. Even if the product is successfully delivered to the customer and delivery is verified, we and our merchants are required either by local regulations or by our operating standards, in most cases, to allow customers to return undamaged products within a certain period of time after delivery, depending on the product. We also face the risk that inventory might be misappropriated or packages mishandled, and we may struggle to verify delivery if the packages are delivered without verification of the customer’s identity via customer signature, confirmation code sent to customer’s mobile phone or otherwise. When products are delivered without verification, we ask for, but may not always receive, reimbursement from the courier company for the cost of delivery of a duplicate product to the customer or a refund of the purchase price.

A significant increase in failed deliveries, excessive or mistaken returns or other logistics issues may force us to allocate additional resources to mitigating these issues and may adversely affect our business, prospects, financial condition and results of operations.

If we fail to retain current customers and merchants or grow or maintain the level of their engagement, our business, financial condition, prospects and results of operations could be materially and adversely affected.

The size and engagement of our Active Customer base, including order frequency and customer loyalty, are critical to our success. A significant component of our value proposition to merchants is their ability to access our over 74 million members. Our business and financial performance have been and will continue to be significantly determined by our success in engaging, retaining, and adding Active Customers. We continue to focus on increasing engagement, whether through our paid-subscription loyalty program, innovation, providing new or improved goods or services, marketing efforts or other means. Nonetheless, our Active Customer base and/or engagement levels have fluctuated in the past and may in the future fail to grow at satisfactory rates, or at all, or may decline. As of December 31, 2024, 2023 and 2022, our Active Customer base was 12.2 million, 11.9 million and 12.2 million, respectively. Our user base growth and engagement could be adversely affected if, among other things:

●	we are unable to maintain the quality of our existing products and services;
●	we are unable to sustain the customer experience due to budgetary concerns or regulatory changes;
●	we are unsuccessful in innovating or introducing new products and services;
●	we fail to adapt to changes in user preferences, market trends or advancements in technology;
●	we fail to compete with the current competitors or the potential new entrants in the market;
●	technical or other problems prevent us from delivering our products or services in a timely and reliable manner or otherwise affect the user experience;

●	there are user concerns related to privacy, safety, security or reputational factors;
●	there are adverse changes to our platform that are mandated by, or that we elect to make in response to, legislation, regulation, or litigation, including settlements or consent decrees;
●	we fail to maintain the brand image of our platform or our reputation is damaged;
●	we fail to maintain the competitive advantage of our platform with respect to pricing;
●	there are unexpected temporary or permanent changes to the demographic trends, customer sentiment, competitive landscape or economic development of the markets in which we operate; or
●	there is political instability in the markets that we operate in.

Our efforts to avoid or address any of these events could require us to make substantial expenditures to modify or adapt our services or platform. Similarly, our number of Active Merchants has fluctuated in the past and may in the future fail to grow at satisfactory rates, or at all, or may decline, for reasons similar to those described above or if merchants opt to sell only via their own website because they are disincentivized by regulatory developments (such as the new withholding tax collection rule) to sell via a marketplace. As of December 31, 2024, 2023 and 2022, we had 100.2 thousand, 101.5 thousand and 99.7 thousand Active Merchants, respectively. If we fail to engage with or experience a material decrease in the size of our Active Customers or Active Merchants base (in particular with respect to our key merchant accounts), or if customers, merchants or suppliers reduce their engagement with our platform, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We may need to raise additional funds to finance our future capital needs including investing in growth and technology, which may prevent us from growing our business.

Our strategy and technological infrastructure require continuous investment. We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies and ongoing operating expenses, such as our efforts to launch and develop new payment and lending solutions, and expansion of our existing services. Raising additional funds through financing arrangements may not be possible at the required amounts or on sufficiently advantageous terms or as a result of macroeconomic conditions. Any debt financing would increase our level of indebtedness and could negatively and materially affect our liquidity and restrict our operations, including increasing our vulnerability to general economic and industry conditions, limit our ability to plan and react to changes in our business and industry and place us at a disadvantage compared to competitors that have less indebtedness. We also can provide no assurance that the funds we raise will be sufficient to finance our indebtedness.

While we primarily have been financed by equity investments from our shareholders, the proceeds of our initial public offering in 2021 and cash flows from operations, we also have entered into financing arrangements with several major Turkish banks. Additionally, in 2024, we began using asset-backet securities (“ABS”) as a source of funds for our operations to partially fund our Buy-Now-Pay-Later (“BNPL”) business externally and Hepsifinans began issuing bonds to grow its consumer finance business. See Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing” and Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources.” Any breach of our financing arrangements or the inability to service our debt through internally generated cash flow or other sources of liquidity would lead to default, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, while diversification of our funding mix supports the growth of our businesses in BNPL and consumer finance, it brings additional exposure to capital markets risks, including potential limitations in the availability of liquidity in fixed income markets when needed by our businesses, volatility in funding costs, potential mismatches in funding duration and lending durations and risks around securing renewal/extension of permits for issuing capital markets instruments.

We have also invested, and may continue to invest from time to time our available cash in fixed-income investments other than term deposits. These can be direct investments in Eurobonds issued by the Turkish government or Turkish companies, or in mutual funds investments investing in such assets. This exposes us to risks associated with the Turkish government or associated issuers, as well as interest rate fluctuations, hence we can provide no assurance that such investments will yield expected returns, which could have an adverse effect on our financial condition.

Changes in our share ownership or other types of default could result in our inability to draw loans or cause acceleration or events of default under our indebtedness.

The terms and conditions of substantially all of our credit facility arrangements with Turkish banks, which include loans under our supplier and merchant financing where the Company or one of its subsidiaries is the borrower (see Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing”) and under which the total amount available was TRY 1,682.7 million and TRY 268.9 million as of December 31, 2024 and December 31, 2023, respectively (see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources”), include various standard default previsions, including notably clauses relating to the control or ownership of our issued ordinary shares. Under the terms of such credit facility arrangements, the exact terms of which vary, various actions, including a transfer of our shares or change in our issued share capital structure, may provide our lenders with the right to accelerate the repayment of outstanding debt facilities and may result in events of default that provide our lenders the right to terminate our arrangements.

Although based on such banks’ prior practice, we do not believe it is likely that they would exercise their acceleration or termination rights under change in control clauses, and the Change of Control did not result in an event of default, we cannot guarantee that such counterparties will not take adverse actions in the future. It is also possible that the positive relationships we have built with Turkish banks could be adversely affected if such banks perceive us as a competitor in light of the strength of the financial services operations of our controlling shareholder in its home market or as a result of our controlling shareholder’s potential acquisition of Rabobank Group’s Turkish subsidiary, subject to regulatory and contractual approvals, as announced in March 2025. If this occurs, Turkish banks may be less likely to cooperate with us in terms of our credit card costs and credit lines. If one or more banks providing such credit lines were to terminate their agreements our access to debt financing may be limited, which would have a material impact on our ability to fund our business.

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

We are heavily reliant on Türkiye’s internet infrastructure to operate our business. As our data centers and all of our backup centers, along with our headquarters, are located on the European and Asian sides of the city of Istanbul, our operations may also be negatively impacted by disruptions to the power grid, natural disasters, such as fires, floods, earthquakes, telecommunication failures, sabotage, vandalism, terrorist attacks, extreme weather or other events affecting the region. Similarly, if there were any system outages due to any internet delays, disruptions, natural disasters or any other issues with the infrastructure in Türkiye more generally, this would have a material adverse impact on our business and results of operations depending on the length and severity of the issue. For example, in early February 2023, the southeastern and southern regions of Türkiye were hit by two devastating earthquakes registering 7.7 and 7.6 in magnitude and numerous aftershocks that affected primarily 11 provinces, which caused significant disruptions in the telecommunications networks and internet access in the affected regions. The earthquakes resulted in a material temporary decline in overall customer demand on our platform and in the number of orders received, particularly during the first week of the disaster compared to the prior week as well as the same week of the prior year. We believe that the decline was in part caused by the lack of, or very poor, internet connection in the affected regions. In this instance, traffic to our platform recovered to pre-earthquake levels by the second quarter of 2023. If the period of destabilization had been prolonged, or if the extent or the magnitude of the earthquakes had been more detrimental, the duration of traffic loss (and hence order loss) would have materially impacted our financial performance. See “—Risks Relating to Türkiye—The effects of earthquakes in Türkiye may adversely affect our prospects, business, financial condition and results of operations.”

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

We have grown significantly in recent years, and we intend to continue to expand the scope and geographic reach of the services we provide. Revenue growth may slow down, decline or reverse for any number of reasons, including our inability to attract or retain merchants and customers, decreased customer order frequency and spending, increased competition, heightened pressure on purchasing power, a slow-down in consumption particularly in discretionary goods, slowing overall growth of the e-commerce market, the emergence of alternative business models, changes in government policies or regulations and general economic conditions. See “—Risks Relating to Türkiye—Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.” We may also lose customers and merchants for other reasons, such as a failure to deliver a satisfactory customer or transaction experience or high-quality services at a level that our customers expect. If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be significantly harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, a disproportionate amount of sales on our platform has historically taken place during our fourth quarter and we expect this trend to continue in 2025. The limitations introduced by amendments to the E-Commerce Law in 2022 (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”) providing that capped annual marketing expenditures and customer discounts must be equally distributed among the four fiscal quarters do not apply to the Company as we were below the applicable statutory threshold of marketing expenditures in 2023 and 2024 and expect to remain so in 2025 (see Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”). However, they could apply in the future, which could adversely affect our ability to align our marketing efforts with our business’s seasonality. Additionally, as a result of peak seasonal sales, as of December 31 of each year, our cash and cash equivalents balances typically reach an elevated level (other than as a result of cash flows provided by or used in investing and financing activities). As of December 31 each year, this operating cycle typically results in a corresponding increase in accounts payable, combined with a decrease in inventories. Our accounts payable balance generally declines during the first month of each year, resulting in a corresponding decline in our cash and cash equivalents balances. Additionally, we typically experience decreased frequency and traffic on our platform during the summer vacation months which may or may not continue in 2025. Our results of operations and cash flows may fluctuate significantly as a result of a variety of factors, including those described above. Additionally, we factor monthly inflation rates into our financial reporting under IAS 29. The distribution of our sales throughout the months and the level of inflation during each month have a material impact on our revenue growth calculated as per accounting standard IAS 29. See “—Risks Relating to Türkiye—As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.” As a result, historical period-to-period comparisons of our results of operations and cash flows are not necessarily indicative of future period-to-period results of operations or cash flows. You should not rely on the results of a single quarterly period as an indication of our annual results of operations, cash flows or future performance.

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

In addition, other crises or conflicts, such as the Russia-Ukraine conflict, the conflicts in the Middle East, the hyperinflationary environment in Türkiye and the potential for any sudden and significant changes in the value of the Turkish Lira may generate pressure on the supply to our Direct Sales operation and to our merchants. See “—Risks Relating to Türkiye—Risks from events affecting Türkiye’s relationship with Russia and Ukraine,” “—Risks Relating to Türkiye—Risks from events affecting Türkiye’s relationship with the countries in the Middle East,” “—Risks Relating to Türkiye—As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs” and “—Risks Relating to Türkiye—Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.”

The above developments have materially affected, and may continue to materially and negatively affect, certain of our business activities and results.

Similarly, our business, financial condition and results of operations could be adversely affected by severe weather conditions, natural disasters, geopolitical events, wars, terrorist attacks, the occurrence or re-occurrence of other outbreaks of widespread health epidemics or pandemics, and other similar catastrophic events. The occurrence of a disaster or similar event could materially disrupt our business and operations, adversely affect our markets or the economy generally, or adversely affect our employees, third-party service providers, business partners or a significant portion of our users. For example, in early February 2023, the southeastern and southern regions of Türkiye were hit by two devastating earthquakes registering 7.7 and 7.6 in magnitude and numerous aftershocks that affected primarily eleven provinces. We observed a temporary decline in overall customer demand on our platform and in the number of orders received, particularly during the week of February 6, compared to the previous week and the same week of the prior year. See “—Risks Relating to Türkiye—The effects of earthquakes in Türkiye may adversely affect our prospects, business, financial condition and results of operations.” These types of events could also cause us to close some or all of our operating facilities temporarily or disrupt our logistics and last-mile delivery capabilities, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of the countries where we operate. Our operations could also be severely disrupted if our customers, merchants or other participants were affected by such natural disasters, health epidemics or other major events.

A cybersecurity incident, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs, including in connection with increasing compliance requirements.

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

For example, during February 2024, the Company experienced a cybersecurity incident. Based on our investigation, we believe that a threat actor utilized compromised merchant login details to access certain merchant accounts on our merchant portal and then download certain merchant and customer data through those merchant accounts. We believe that approximately 673 merchant accounts were breached (representing less than 0.7% of our Active Merchants as of December 31, 2023) and fraudulent listings or transactions were made on 107 merchant accounts. We believe that customer data was downloaded from merchant accounts for approximately 7,200 customers and suspicious orders were created for approximately 1,200 customers (representing approximately 0.06% and 0.01%, respectively, of our Active Customers as of December 31, 2023). Once the Company became aware of the incident, the threat actor was promptly excluded from the merchant portal and a series of measures were implemented, designed to reinforce security protocols, prevent further unauthorized access and remediate the incident, including by suspending and resetting passwords for compromised merchant accounts, cancelling suspicious transactions and reimbursing customers who were impacted. We incurred immaterial expenses in connection with the investigation and remediation of this incident and to reimburse customers for purchases made based on manipulated listings.

In connection with the incident, to fulfill our obligations as a data controller under the Turkish Personal Data Protection Law No. 6698 (the “LPPD”), we notified the Personal Data Protection Authority (“PDP Authority”), as well as merchants and customers affected by the data breach. The PDP Authority determined, in a decision that was notified to the Company on September 9, 2024, that the Company had failed to take technical and administrative measures necessary to prevent data breaches. Consequently, the PDP Authority imposed on the Company an administrative fine of TRY 3,453,775. We submitted objections against the PDP Authority’s decision pursuant to Article 11 of the Administrative Procedural Law requesting the annulment or the amendment of the decision, but our objections were dismissed. On November 20, 2024, we initiated legal proceedings to challenge the fine, and this process remains ongoing as of the date of this annual report.

We cannot provide any assurance that the various antivirus and computer protection software that we employ in our operations will successfully prevent future cybersecurity incidents (whether through the use of “denial of service” attacks or otherwise) or the transmission of any computer viruses which, if not prevented, could significantly damage our software systems and databases, cause disruptions to our business activities (including to our e-mail, short message service (“SMS”), push and other communications systems), result in cybersecurity breaches or inadvertent disclosure of confidential, sensitive or personal information and hinder access to our platform. Further, the failure of such software to perform as anticipated for any reason could disrupt our business operations. For example, on July 19, 2024, a software update by CrowdStrike Holdings, Inc. (“CrowdStrike”), a cybersecurity technology company, caused widespread crashes of Windows systems into which it was integrated. Our systems were briefly affected by the CrowdStrike software update, during which time customers using our platform encountered issues while ordering items. A temporary solution released by CrowdStrike allowed orders to resume after 260 minutes, and a permanent solution was implemented on August 18, 2024.

Additionally, cybersecurity threats are becoming increasingly sophisticated due to emerging technologies, such as AI. The use of new technologies may expose us to increased security risks and may result in significant costs and personnel time to adapt our technology infrastructure and to upgrade and maintain our control systems. Any failure to timely make upgrades or identify vulnerabilities in software and detect security incidents may adversely impact our business and reputation.

We, from time to time, use machine learning algorithms for the pricing of goods sold through Direct Sales and we may in the future use AI solutions to inform our Direct Sales pricing, any of which may, as the result of a bug or other error, result in unforeseen or disadvantageous pricing for our goods.

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

The implementation of an overall response plan in the event of a material cybersecurity incident, including compliance with regulatory requirements around timely disclosure thereof, may result in additional costs and require significant management attention, which could have an adverse effect on our business and results of operations. Any failure to properly respond to cybersecurity incidents or threats could also result in private consumer, business partner, or securities litigation and governmental investigations and proceedings, any of which could result in our exposure to material civil or criminal liability, and may adversely affect our business, financial condition and results of operations.

Additionally, compliance costs will be subject to further increase due to the Turkish Cyber Security Law (“CSL”) published in the Official Gazette dated March 19, 2025. The CSL primarily regulates (i) the establishment of the Cyber Security Presidency (“CSP”), (ii) the CSP’s duties and authorities and (iii) the legal requirements for public institutions, legal entities, individuals and organizations without legal personality that exist, operate and provide services in cyberspace (“Relevant Institutions”) to comply with cybersecurity regulations. These regulations require the Relevant Institutions, including legal entities, to inform the CSP in the event of any cybersecurity incident. In addition, the CSP is authorized to access and use information, documents, data and records from companies strictly within the scope of its duties under the CSL. This includes utilizing archives and electronic data processing centers belonging to these institutions, as well as collecting, storing, and analyzing the associated log records. The CSL prescribes administrative fines, as well as prison sentences for certain violations, in case of non-compliance with the legislation. Starting from the date the CSL came into effect on March 19, 2025, any failure by us to fully comply with the legislation will result in our exposure to material civil or criminal liability, and may adversely affect our business, financial condition and results of operations.

Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.

We collect, store, process, transmit and use certain personal information and other user data in our business. A significant risk associated with e-commerce, financial services and communications is the secure transmission of confidential information and personal data over public networks. The perception of privacy concerns, whether or not valid, may adversely affect our business and results of operations. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible complies with relevant data protection and privacy laws, including Turkish data protection and privacy laws (along with the decisions, publications and good-practice examples of the relevant authorities, such as the Turkish Personal Data Protection Authority) as well as other data protection and privacy laws, such as the European Union General Data Protection Regulation (“GDPR”) particularly due to the launch and development of cross-border sales through HepsiGlobal. The protection of our user, employee and company data is critical to us. Currently, a number of our users authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide encryption, secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. We collected and processed personal data in connection with the services of Hepsiburada Seyahat until its operations were put on hold at the end of March 2024. We continue to collect and process personal data in connection with the services of HepsiJet, Hepsipay and Hepsifinans. We expect that the amount of personal data collected and processed by Hepsipay and Hepsifinans may further increase as each of these companies launches new financial services and expand their coverage beyond Hepsiburada.

Our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our merchants, could damage our reputation, expose us to litigation risk, regulatory investigations and liability, subject us to negative publicity, disrupt our operations and harm our business. For example, in February 2024, a threat actor used compromised merchant login details to access an immaterial number of merchant accounts on Hepsiburada’s merchant portal and download certain merchant and customer data (see “—A cybersecurity incident, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs, including in connection with increasing compliance requirements”). We cannot assure you that our security measures will prevent security breaches or that failure to prevent them will not have a material adverse effect on our business. Further, we do not require our vendors to carry cybersecurity insurance to compensate for any losses that may result from any breach of security and our cybersecurity insurance does not cover any breach of security occurring at our vendors. Therefore, our results of operations or financial condition may be materially adversely affected if our existing general liability policies did not cover a security breach.

Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our goal of leading the financial technologies market in Türkiye.

Hepsipay processes a significant amount of payments on our platform, serving as the majority payment service provider, having processed over 90% of all card payments in December 2024. Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our goal of leading the financial technologies market in Türkiye, including, but not limited to:

●	increasing competition, including from other established companies, e-money companies, companies engaged in other financial technology services and potential new entrants;
●	changes to laws and regulations applicable to Hepsipay that may impact our Hepsipay operations’ feasibility or profitability, including increased KYC requirements or severe restrictions on digital banking, open banking and banking-as-a-service;
●	low penetration of Hepsipay to merchants due to intense competition, cumbersome integration process and/or monetization model;
●	breach of customers’ privacy and concerns over the use and security of information collected from customers and any related negative publicity or liability relating thereto;
●	service outages, system failures or failure to effectively scale the system to handle large and growing transaction volumes;
●	dissatisfaction with the check-out experience at third-party retailers leading to the loss of third-party Hepsipay clients;
●	increasing costs to Hepsipay, including fees charged by banks to process transactions through Hepsipay, which would also increase our related costs;
●	negative news about and social media coverage on Hepsipay, its business, its service offerings, or matters relating to Hepsipay’s data security and privacy; and
●	failure to manage customer funds accurately or loss of customer funds, whether due to employee fraud, security breaches, technical errors or otherwise.

We are subject to credit risk of our borrowers and counterparties in relation to our Buy-Now-Pay-Later solution and consumer finance loan offering.

We offer a “Buy-Now-Pay-Later” (“BNPL”) solution, which provides customers the opportunity to complete their purchase and submit payment a month later or in up to twelve monthly installments. In early 2024, we also launched a consumer finance offering to our customers, which was expanded to third parties in early 2025, in line with the scope of our consumer financing license held through Hepsi Finansman A.Ş. As we expand our financing activities, we anticipate we will be increasingly subject to inherent risks concerning the credit quality of borrowers and counterparties, which affects the value of our finance-related assets. Systemic risks and macroeconomic factors in Türkiye and surrounding markets as well as macro prudential measures taken by the Turkish Government and regulators, discussed under “—Risks Relating to Türkiye” below, can affect the credit quality of our customers, merchants and other counterparties and their ability to make payments on such financing. We are subject to the risk that customers using the BNPL solution or consumer finance loans may be unable or unwilling to provide payment when due and we may incur greater-than-expected financing costs or legal costs as a result. As these are fairly new service offerings, we do not yet have a track record of providing financial services and our credit review procedures may be insufficient at evaluating and measuring credit risks such that our costs and financial liabilities from borrowings used to fund our financing activities may exceed the value of our financing assets and returns from financing activities, which could negatively impact our financial condition.

Our system to evaluate our customers’ creditworthiness may fail to provide an accurate representation of their financial condition. Our access to the Credit Bureau of Türkiye may not always allow us to correctly assess the current indebtedness of an applicant. Additionally, our scoring model may fail to evaluate the effects of certain external events, such as changes in the macroeconomic environment, which can quickly alter a customer’s financial profile. Furthermore, we cannot prevent our borrowers from taking out additional loans with other financial institutions or taking other actions that may increase the risk of defaulting on their loans. Any failure to accurately assess the creditworthiness of our customers may result in a deterioration of our loan portfolio and a corresponding increase in loan impairments, which could have a material adverse effect on our business, financial conditions or results of operations. There can be no be assurance that our risk management strategies will adequately protect us against our credit risk or that the current level of recovery will remain unchanged in the future.

The vast majority of our loan portfolio is unsecured. Although we have no significant industry or single borrower concentrations in our loan portfolio, in a scenario where a sizable number of borrowers defaulted due to, for example, an economic downturn, we could be unable to recover a significant portion of our loans, which could result in a material financial loss and have a material adverse effect on our financial condition. For example, starting in late 2024, we began to see a general deterioration of economic conditions impacting our borrowers, which has led to an increase in defaults in our loan portfolio as compared to prior periods.

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

We accept payments using a variety of methods, including credit and debit cards, and money transfers. For certain payment methods, including credit and debit cards, we pay various fees to banks and payment companies. These fees may increase over time, which would increase our operating costs and adversely affect our results of operations. Although we use in-house systems for a significant portion of our payment processing, we also use third parties for certain services such as processing of our prepaid cards as well as transactions through Interbank Card Center of Türkiye. Our business may be disrupted for an extended period of time if any of these companies becomes unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from customers and merchants or facilitate other types of online payments, and our business could be harmed. Moreover, although the payment gateways we use are contractually obligated to indemnify us with respect to liability arising from fraudulent payment transactions, if such fraudulent transactions are related to credit card transactions and become excessive, they could potentially result in our losing the right to accept credit cards for payment. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

We are susceptible to potentially illegal or improper uses, including fraudulent and illicit sales on the payment methods accepted by us and bank fraud. In addition, our services could be subject to unauthorized credit card use, identity theft, employee fraud or other internal security breaches. We may incur significant costs to protect against the threat of information security breaches or to respond to or alleviate problems caused by any breaches. Laws may require notification to regulators, users or employees and we may be required to reimburse customers, merchants or credit card companies for any funds stolen as a result of any breaches or to provide credit monitoring or identity theft protection in the event of a privacy breach. These requirements, as well as any additional restrictions that may be imposed by credit card companies, could raise our costs significantly and reduce our attractiveness. In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive they could result in us losing the right to accept credit cards for payment. If we are unable to accept credit cards, our business will be materially adversely affected given that credit cards are the most widely used method for our customers to pay for the products we sell.

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

We operate platforms that include third parties over whose actions we have only partial control.

Our e-commerce services business, other than our Direct Sales, requires the participation of third parties such as merchants who own the products offered through our Marketplace. We cannot control all actions of these third parties and if they do not perform their functions to our satisfaction or the satisfaction of our users, it may damage the reputation of our platform. Our e-commerce business relies upon merchants to provide and post their products on our platform, and we cannot be certain that the products that they sell will all be legitimate, of a sufficiently high quality or that they will accurately represent the products in their postings. We cannot be certain that efforts to conduct security and know-your-customer procedures with respect to our merchants and screen the listings placed by our merchants periodically and upon receipt of complaints (see Item 4.B. “Information on the Company—Business Overview—Marketplace—Merchants”) will detect every improper third-party action before it reaches our users. Further, while we have no liability for the content provided by third parties or illegal or unlawful activity related to goods or services provided by such third parties on our website as a “hosting service provider” and “electronic commerce intermediary service provider” under Article 5 of the Law on Internet Crimes (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”) and Article 9 of the E-Commerce Law, respectively, we may nevertheless face compensation claims, administrative fines or even criminal complaints under Turkish laws for counterfeit products, content or products blocked or prohibited in Türkiye or content or products infringing trademarks or other intellectual property rights if we receive a notification of the unlawful or illegal content and do not take any action (including removing the unlawful content). While we have agreements with each of our merchants that obligate them to carry out their respective businesses in a professional manner and while we are not liable under Turkish law for such merchants’ content or products, except in the circumstances described above, any legal protections we might have could be insufficient to compensate us for our losses and would not be able to repair the damage to our reputation.

If we are unable to compete effectively for advertising spend, or if our merchants reduce advertising spend, our business and results of operations could be materially harmed.

We run a growing advertising business on the Hepsiburada platform. If we are unable to compete effectively for advertising spend, or if merchants reduce advertising spend due to adverse macroeconomic conditions or for other reasons, our business and results of operations could be materially harmed. Our ability to maintain or increase the amount and pricing of advertising sold through our platform will depend on our ability to create more value than our competitors, including by improving the number of users and transactions, monetization and brand awareness. The competitive environment has intensified, with global digital platforms, other e-commerce platforms and online food retailers increasingly vying for a share of global fast moving consumer goods (FMCG) players’ advertising budgets. Failing to provide superior value or deliver advertisements effectively and competitively could harm our reputation, financial condition and operating results. Changes to our advertising policies and data privacy practices, or those of other companies, may adversely affect the advertising that we are able to sell. In addition, the existence and development of technologies that block ads online or affect our ability to customize ads could harm our advertising business.

Furthermore, some of our high-traffic merchants have been investing in their own online sites and mobile applications. This has caused shifts in traffic distribution as their own websites have gained in popularity, which has adversely affected our own traffic and conversion rates. Such merchants have spent, and may continue to spend, an increasing portion of their advertising budgets on their own online sites and applications rather than on our platform. Moreover, their motivation to sell on Hepsiburada may decline as they grow their direct online sales. Failing to retain these merchants and secure their advertising spend could negatively impact our financial condition and operating results.

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

We use open source code, which is subject to licensing restrictions, in connection with our technology and services. Original developers of open source code do not provide warranties, indemnities or other contractual protections for the use of their source code. The use of such open source code may ultimately require us to replace certain code used in our platform, pay a royalty to use open source code, disclose and freely license all or a portion of our proprietary software code, or discontinue certain aspects of our platform. Additionally, the use of open source code presents certain security risks. As open source code is publicly available, it may be easier for hackers and unauthorized third parties to determine how to breach our websites, apps and systems that rely on open source code. As a result, the use of open source code could have a material adverse effect on our business, financial condition and results of operations.

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

We rely on insurance coverage to insure against damage and loss to our IT infrastructure and operational assets, including the server hardware, fulfillment centers, network, and storage devices and back-up facilities in our data centers. We maintain insurance coverage for our employees, executives and properties. Although we maintain our existing insurance coverage and purchase any additional insurance coverage as necessary for our operations, including social security and health insurance coverage for our employees and executive officers and liability insurance for our directors and executive committee, we cannot assure you that our insurance coverage provides us with sufficient coverage for all losses, events or incidents. We also may choose not to insure against all risks we face. For example, we do not require our vendors to carry cybersecurity insurance to compensate for any losses that may result from any breach of security and our cybersecurity insurance does not cover any breach of security occurring at our vendors. See “—Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.” Therefore, should an uninsured loss or a loss in excess of our insured limits occur, we would lose the capital invested in, and the anticipated revenue from, the affected assets, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend upon our senior management, our IT specialists and other talented employees to grow, operate and improve our business; if we fail to attract, retain and motivate key personnel, our business could be adversely affected.

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

Our focus on profitability has involved, and may continue to involve, cuts to personnel costs, such as salary and benefits reductions and downsizing efforts. Additionally, we may make certain organizational changes, which may include changes to our management team, our structure, our business strategy and our strategic priorities. The Change in Control may also result in unexpected loss of senior management or key talent. Our efforts to manage costs and to effect other changes may not succeed or may result in disruption, which could adversely affect our business, employee morale and our ability to compete effectively, and in turn impact our revenues, operations and results of operations.

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

We face risks that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets and personal information), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us, as well as cause us serious reputational or financial harm. We have experienced fraudulent misconduct by employees in the past, which to date has not caused any material harm to our business. For example, in late 2023, an incident of theft occurred at one of our warehouses with respect to merchandise of a value of approximately TRY 6.5 million (approximately US$ 140 thousand). We determined that three then-employees of the Company were involved in the theft. The three employees were dismissed, with criminal charges subsequently filed. Any further misconduct may result in unknown and unmanaged risks and losses. Moreover, our employees may make inadvertent mistakes while carrying out their duties, including where data is compiled manually. There can be no assurance that our internal audits, compliance procedures, security departments, ethics hotline, codes of conduct and other procedures in place that are designed to monitor our employees’ conduct will allow us to discover employee misconduct or mistakes in a timely and effective manner, if at all. It is not always possible to guard against employee misconduct or mistakes and ensure full compliance with our risk management and information policies. The direct and indirect costs of employee misconduct or mistakes can be substantial, and our business, financial condition and results of operations could be materially and adversely affected.

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

Legal and Regulatory Risks

We are subject to tax audits that may result in additional tax liabilities and are exposed to changes in tax laws and regulations as well as their interpretation and implementation, including Türkiye’s digital service tax and one-off taxes, which could subject us to new liabilities in the future.

We are subject to a variety of taxes in Türkiye including but not limited to corporate income tax, withholding tax, value added tax (“VAT”), payroll taxes and social security taxes, among others. The estimated net results of our business are based on tax rates which are currently applicable, as well as current tax regulations and interpretations by tax authorities. A change in applicable corporate tax rates or in general of any tax rule or interpretation made by tax authorities may impact our net results of operations. From time to time, there are changes to tax rates by governmental authorities. For example, effective as of July 2023, the general VAT tax rate was increased from (the previously reduced rate of) 18% to 20%, the reduced VAT of 8% was increased to 10%, and the reduced VAT for certain cleaning products was increased from 8% to 20%. More recently, the Law Amendment to Tax Laws and Certain Laws and Decree No. 375 numbered 7524, published in the Official Gazette No. 32620 on August 2, 2024, introduced a minimum corporate tax rate of 10% to be applied to profits earned in fiscal year 2025 and subsequent tax periods. The purpose of the minimum corporate tax is to ensure that the tax assessed is not less than 10% of corporate income, whenever taxpayers have taxable income before applying relevant exemptions or deductions. From time to time, we may be subject to tax audits by the Turkish tax authority, which can result in additional charges or fines. For example, in July 2020, we received a request from the Turkish tax authority for the initiation of a tax audit for the years 2019 and 2018 with regards to corporate income tax and VAT. This tax audit resulted in the Company having to pay an additional TRY 723 thousand tax liability in September 2022. New tax audits were initiated for the financial year 2022, with respect to corporate income tax and VAT, on February 29, 2024, for D-Ödeme and on March 5, 2024 for D-Fast. These tax audits are in early stages, so we are not able to quantify the associated risk, at this stage. A limited-scope tax audit focused on our gift vouchers and digital codes was also initiated on October 6, 2023, for the Company. Audits may be time-consuming and divert efforts and resources of management and may sometimes result in material tax penalties that would have an adverse impact on our financial condition. In addition to our results of operations, any dividends or other distributions paid in respect of any of our ordinary shares may also be adversely affected in case of any changes to the applicable double taxation treaties or any increase in the level of withholding tax, which is currently 15%.

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

Furthermore, we may be harmed by new or amended tax laws applicable to our industry. For example, the Presidential Decree numbered 9284 published in the Official Gazette on December 22, 2024, imposed on merchants selling their products through marketplaces, such as our platform, a withholding tax equal to 1% starting from January 1, 2025. With an amendment to the Income Tax Law No. 193, published in the Official Gazette on August 2, 2024, as of January 1, 2025, the Company is obliged to deduct withholding tax on behalf of merchants selling through our platforms as an offset to the income taxes payable by such merchants, due to the Company’s role as an intermediary service provider, as defined in the E-Commerce Law. Although the new rules have not introduced a new tax liability for Hepsiburada, the Company is exposed to increased compliance risks in connection with the performance of its new obligations. Moreover, merchants may choose not to sell through marketplaces and instead sell directly to customers or offline to avoid the application of the withholding tax. Additionally, the Decision on the Amendment of Certain Articles of the Customs Law No. 4458 published in the Official Gazette on August 6, 2024, amended the customs laws to, in relevant part, reduce the value limit, from €150 to €30, for simplified processing of imported consumer goods sent to individuals by mail or express courier and raised the applicable Single and Fixed Duty for such goods, from 20% to 30% for goods imported from the EU and from 30% to 60% for goods imported from non-EU countries. Although the changes have not had a material adverse impact on our operations, we have had to downsize our HepsiGlobal operations in response to the new rules and the existence of strict customs restrictions may hinder the future growth of some of our operations.

If existing tax laws, rules or regulations in our markets are amended, or if new tax laws, rules or regulations are enacted, including with respect to the DST, sales tax, value-added taxes, withholding taxes, –revenue-based taxes, earthquake tax or other similar taxes applicable to the digital economy or multi-national businesses, the results of these changes could increase our effective tax rate, tax liabilities and/or associated costs. Possible implications may include double taxation, multiple levels of taxation, additional obligations, prospectively or retrospectively, as well as imposition of interest and penalties if non-compliance is determined. Potential heightened tax law enforcement against us could have a material adverse effect on our business, financial condition and results of operations.

We have in the past been, and may again in the future be, subject to administrative fines imposed by the Turkish Competition Authority, and our reputation may be harmed if we do not comply with Turkish competition laws and regulations or any applicable binding commitments imposed by the Turkish Competition Authority on the Company.

Our business is subject to Turkish competition laws and regulations. We have been, and may continue to be, subject to investigations by the Turkish Competition Authority (the “TCA”), which monitors compliance with these laws and regulations. For example, in April 2021, the TCA initiated an investigation against 32 companies regarding anti-competitive agreements in the labor markets (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding us) to determine whether those entities had violated the Law on the Protection of Competition (the “Competition Law”), which prohibits such anti-competitive agreements. The allegations that led to the investigation solely related to direct or indirect agreements regarding non-solicitation of employees that potentially restricted competition in the labor markets in Türkiye. On June 15, 2021, without notice, TCA officials conducted an on-site inspection at our headquarters and reviewed the digital correspondence of a limited number of senior managers and human resources employees. On August 18, 2021, we received a notification from the TCA stating that the Competition Board, the decision making body of the TCA, had decided to initiate an investigation on August 5, 2021 against 11 companies including Hepsiburada the subject of which was the same as the existing April 2021 investigation, and to merge these two investigations. On April 18, 2022, we received notice that the rapporteurs completed an investigation report stating their opinion that we violated the Competition Law that prohibits anti-competitive agreements in the labor markets and an administrative fine should be imposed. Following an oral hearing meeting on July 18, 2023, the Competition Board concluded its investigation and rendered its decision on July 31, 2023, stating that the Company had violated Article 4 of the Competition Law prohibiting anti-competitive agreements. The Competition Board imposed an administrative fine in the amount of TRY 3,627 thousand (with a 25% discount on early payment) on Hepsiburada for which we recognized a provision of TRY 227,535 thousand (as adjusted for inflation) in our consolidated financial statements for the year ended December 31, 2022. As of the date of this annual report, we have not yet received the reasoned decision from the TCA.

On August 31, 2023, the TCA initiated a separate preliminary investigation to determine whether Hepsiburada had violated Article 4 of the Competition Law in connection with the Company’s automatic pricing mechanism (“APM”) offered to sellers in our Marketplace. On that date, the TCA conducted an on-site inspection at Hepsiburada’s headquarters and the Company subsequently submitted the information and documents requested by the TCA. As a result of the preliminary investigation, the Competition Board decided to initiate an investigation against Hepsiburada together with other e-commerce platforms, namely, DSM Grup Dan.İletişim ve Satış Ticaret A.Ş (Trendyol) and Amazon Turkey Perakende Hizmetleri Limited, and we were notified of the investigation decision on October 19, 2023. On October 31, 2023, a second on-site inspection was conducted by the TCA at the headquarters of Hepsiburada. The first written defense was submitted on November 30, 2023. On January 30, 2024, we submitted an offer of commitments to the TCA intended to address the TCA’s possible competition concerns related to the APM and to end the investigation without any administrative fine. The Competition Board accepted the proposed commitments with its decision notified to us on October 4, 2024. The commitment decision requires that the Company make certain changes to the APM, including to the Buy Box algorithm. Accordingly, the option to automatically match the Buy Box price offered to sellers must be removed from the APM and sellers will only be offered the options to “set price below Buy Box” and “set price above Buy Box.” In addition, the Company must not directly or indirectly incentivize the sellers to use the APM. These commitments resolved the TCA’s concerns on the APM’s possible facilitation of price coordination between sellers. These commitments did not have any material adverse effect on the Company’s operations and business. However, to ensure compliance with the commitments, the Company is required to submit an annual report to the TCA starting one year after the notification of the reasoned decision received on February 20, 2025. If the TCA decides that the Company fully or partially fails to comply with the commitments, the TCA may impose an administrative fine for each day of non-compliance of five ten-thousandths (0.05%) of the annual revenue generated in the fiscal year preceding the TCA’s decision on the Company’s non-compliance.

On March 12, 2024, the TCA initiated a separate preliminary investigation to determine whether one of our merchants and e-commerce platforms including Hepsiburada had violated Articles 4 and 6 of the Competition Law. We believe that the preliminary investigation likely related to potential sales restrictions on the products and brands of which this merchant is the authorized distributor within Türkiye. However, as the statutory period to conclude a preliminary investigation has expired without any notification from the TCA regarding the initiation of an investigation, it is possible that the relevant complaint has been dismissed.

Although we believe that our operations are in material compliance with Turkish competition laws, these or any other investigations that may be conducted by the TCA in the future into our business conduct, and the imposition of related administrative fines or obligations on us, could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

See “—We are subject to laws and government regulations relating to competition and antitrust, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.”

We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.

Our business is impacted by laws and regulations in Türkiye that affect the industries our businesses operate in, and their scope has increased significantly in recent years. We are subject to a variety of regulations, including those relating to e-commerce, internet applications or content services, privacy and data protection, labor and employment laws, competition, intellectual property, cybersecurity, virtual items, national security, content restrictions, consumer protection, prevention of money laundering and financing criminal activity and terrorism, digital financial services regulation, electronic payment services regulation, consumer finance regulation, traffic and transportation regulation and travel regulations.

For example, we are required under Turkish law to obtain a workplace opening and operation permit from the relevant authorities before beginning operations at each of our facilities. These permits are subject to examination or verification by the relevant authorities. We have not obtained, and in the future may fail to obtain, such permits for some of our facilities before beginning to operate them, which may result in administrative fines or penalties or even sanctions such as the temporary suspension of our operations at those facilities lacking valid permits, which could materially and adversely affect our business, results of operations and financial condition.

Recent and future expansion in terms of our services and geographic coverage, including our ramp-up of Hepsipay payment solutions and launch of new products and services such as investing in precious metals (e.g., gold), our consumer finance loans through Hepsifinans, and any future expansion into cross-border sales through HepsiGlobal have recently subjected us to, and could further subject us to, increased or new regulatory scrutiny and compliance requirements, dealings with new regulatory bodies and other risks that may be costly or difficult to comply with, such as payment services regulations, consumer finance services regulations, compliance with privacy laws and data security laws, including the GDPR, and compliance costs across different legal systems, including customs laws. We may have to come up with, adapt and implement different operating practices and protocols depending on the requirements of new regulators, which may require us to expend substantial resources. In certain cases, such regulatory changes may adversely affect our growth plans and we may not be able to achieve our targets in those areas.

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

See also “—We are subject to laws and government regulations applicable to payment services and consumer finance businesses, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business,” “—We are subject to laws and government regulations relating to competition and antitrust, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business,” “—We have in the past been, and may again in the future be, subject to administrative fines imposed by the Personal Data Protection Authority, and our reputation may be harmed if we do not comply with Turkish Personal Data Protection Law No. 6698,” “—A cybersecurity incident, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs, including in connection with increasing compliance requirements” and “—Risks Relating to Türkiye—Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.”

We are subject to laws and government regulations applicable to payment services and consumer finance businesses, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.

The provision of financial services through Hepsipay and Hepsifinans, such as e-wallet, e-money, payment facilitation services and consumer lending, is highly regulated and subject to a broad range of complex laws and regulations that are rapidly changing.

For example, after we obtained licenses from the Banking Regulation and Supervision Agency (“BRSA”) to operate financial services through Hepsipay, in 2019 an amendment to the relevant legislation changed the competent authority regulating payment companies to the Central Bank of the Republic of Türkiye (the “Central Bank”). The Central Bank has in the past and may in the future impose new or additional licensing requirements, capital commitments, governance standards, reporting obligations or other regulatory requirements, requiring us to devote substantial operational and financial resources to comply with such requirements. For example, in December 2021, the Central Bank published the Regulation on Payment Services and Electronic Money Issuance and Payment Service Providers (the “Payment Services Regulation”) and the Communiqué on Information Systems of Payment and Electronic Money Institutions and Data Sharing Services in the Field of Payment Services Providers (the “Payment Services Communiqué”), in Türkiye’s Official Gazette, requiring compliance within one year with the following requirements, among others, on e-commerce payment services such as Hepsipay’s wallet service: (i) to keep collateral at the Central Bank, in accordance with the number of customers, volume of transactions and other conditions specified therein, (ii) to comply with higher minimum equity requirement, and (iii) to comply with additional obligations such as remote know-your-customer diligence. The one-year compliance period for the new requirements introduced in the Payment Services Communiqué, initially extended to February 28, 2023, was ultimately finalized as of September 30, 2023 (following a number of extensions to the original deadline). On October 7, 2023, the Central Bank introduced certain amendments to the Payment Services Regulation within key areas, including, among others, digital wallets, payment service providers, e-money issuers, card-based payment instruments, the scope of Central Bank permissions for share transfers, and the protection of payment funds. Notably, the amendments imposed new requirements on payment service providers such as Hepsipay to obtain certain licenses and authorizations for their activities, including an operating license for providers offering digital wallet services and an authorization for digital wallet service providers involved in transferring funds to issue electronic money. These new statutory permits were initially due to be obtained from the Central Bank by October 7, 2024 but the Central Bank extended this deadline until April 7, 2025. Hepsipay obtained the necessary licence permits for its digital wallet services on January 10, 2025.

Further, on January 27, 2024, the Official Gazette published the Communiqué on the Redetermination of Minimum Equity Amounts for Payments and Electronic Money Institutions, revising the minimum equity amounts for payment and electronic money institutions set forth in the Payment Services Regulation. Payment and electronic money institutions were mandated to adhere to the updated minimum equity requirements by June 30, 2024, when the communiqué came into effect. Following this date, Hepsipay inadvertently had a 54-day period in which its capital level was below the minimum regulatory thresholds of TRY 55 million. Hepsipay raised its capital to above the minimum regulatory threshold as soon as information regarding this breach was discovered, but in line with regulatory requirements, the infringement was reported to the Central Bank. Although Hepsipay has never intentionally had insufficient capital and its shareholder increased such capital to comply with regulations at the first instance such requirement was apparent, this may still result in a fine. The Central Bank may in its discretion impose an administrative fine on Hepsipay ranging from TRY 209,984 to TRY 4,724,676 for the year 2024 for this infringement. Except as set forth above, Hepsipay believes it has complied with its obligations under the communiqué as of the date of this annual report. However, any additional failure to comply with these regulations may result in the limitation, suspension or termination of services or the imposition of penalties, including fines which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, amendments to the “Regulation on Measures Regarding Prevention on Laundering Proceeds of Crimes and Financing of Terrorism” and the General Communiqué (Serial No: 5) of the Turkish Financial Crimes Investigation Board’s (“MASAK”), which were published in the Official Gazette on December 25, 2024, will materially affect Hepsipay’s KYC obligations. With the new regulation, the identity verification processes in electronic money services, including those made with prepaid cards, have been significantly tightened. Starting from March 25, 2025, customers who fall outside the definition of “Anonymous Customers” were required to complete a remote identity verification process in order to execute their payments through Hepsipay. Any failure to comply with applicable rules may result in the limitation, suspension or termination of services or the imposition of penalties, including administrative fines which could have a material adverse effect on our business, results of operations and financial condition.

In addition, within the scope of the Communiqué on the Management and Supervision of IT Systems of Payment Institutions and Electronic Money Institutions, a regular independent audit is required to be performed on Hepsipay every two years. Seven instances of non compliance were found as a result of the 2024 audit and the report was sent to the Central Bank. The Central Bank may in its discretion impose administrative fines on the Company ranging from TRY 209,984 to TRY 4,724,676 for the year 2024 for each breach. If such an administrative fine is imposed by the Central Bank, the Company has a right to appeal the imposition of such fine to the Turkish Criminal Court of Peace.

Moreover, Hepsiburada acts as a commercial representative of merchants and funds are transferred to the merchants through Hepsiburada. According to the Payment Services Regulation and the Payment Services Communiqué, a report must be filed with the Central Bank in January of each year in which the amount of intermediary service provider activities exceeds TRY 50 million within the prior twelve-month period. As a consequence of this provision, intermediary service providers, including Hepsiburada, submitted reports in January 2022, January 2023 and January 2024. The Central Bank is the competent authority to evaluate our reports to determine whether our reported activity qualifies as a payment service, within the scope of the Payment Services Regulation and the Payment Services Communiqué. If the Central Bank concludes that our reported activity is a payment service, we may be required to restructure our service such that we transfer funds to merchants through Hepsipay instead of Hepsiburada.

We are also subject to the Turkish Regulation on Measures to Prevent Laundering of Proceeds of Crime and the Financing of Terrorism (the “AMLCFT”) due to Hepsiburada being deemed (i) an “intermediary in the purchase and sale of precious metals, stones or jewels” because we conduct the sale of gold and (ii) as “operating in the field of gambling” because we offer digital products on our platform, including non-cash games, pursuant to an authorization obtained from the Turkish General Directorate of the National Lottery Administration (the “GDNL”). Accordingly, we are required to, among other things, carry out certain KYC checks, report suspicious transactions and monitor certain activities. Any failure to comply with the terms of the AMLCFT may result in the limitation, suspension or termination of our services and/or imposition of civil and criminal penalties, and fines. Additionally, we are subject to the rules and regulations of the GDNL regarding non-cash games offered on our platform. In case of any failure to comply with the rules and regulations of the GDNL, our authorization granted by the GDNL may be cancelled, and we may be subject to administrative fines.

Following the Regulation Amending the Regulation on Measures to Prevent Laundering of Proceeds of Crime and Financing of Terrorism (Decree No: 9305), the Regulation Amending the Regulation on the Compliance Program Regarding Obligations to Prevent Laundering of Proceeds of Crime and Financing of Terrorism, and the Communiqué Amending the General Communiqué of the Financial Crimes Investigation Board (Serial No: 5) (Serial No: 26), published by MASAK on December 25, 2024, medium, large, or very large-scale electronic commerce intermediary service providers carrying out transactions with electronic commerce service providers have become subject to Law No. 5549 on Prevention of Laundering of Proceeds of Crime and its secondary regulations, without any transaction limit, pursuant to which, in relevant part, service providers are required to verify the identity of electronic commerce service providers in accordance with the provisions set forth in this legislation. Failure to comply with these regulations may result in an administrative fine of TRY 226,671 for each unverified electronic commerce service provider and approximately TRY 3.8 million in case of non-appointment of a compliance officer. The Company appointed a Compliance Officer and a Deputy Compliance Officer, as required by the legislation, but has determined that completion of the implementation of identity verification processes for our existing electronic commerce service providers, as well as newly acquired clients, within the timeframe required by the legislation would not be feasible and so we have submitted a formal request for an extension of this compliance period. See Item 4.B. “Information on the Company—Business Overview—Regulatory Overview.”

Our consumer finance company, Hepsifinans, is under the regulatory authority of the BRSA, and subject to regulations and audits by them. Further, Hepsipay and Hepsifinans are subject to rules and regulations by MASAK. MASAK is responsible for overseeing compliance with the rules on national terrorist asset freezing under Law No. 6415 on the Prevention of the Financing of Terrorism and may impose criminal penalties and administrative fines in case of failure to comply with the rules. For example, on October 16, 2023, MASAK initiated investigations against Hepsipay due to alleged breaches of Law No. 6415, specifically related to the opening of wallet accounts for 17 clients who were subject to asset freezing orders due to systemic errors. On March 25, 2024, MASAK informed Hepsipay that it had imposed administrative fines totaling TRY 1,290 thousand on Hepsipay. Hepsipay settled this penalty on April 3, 2024, availing itself of an early payment discount of 25%.

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

We anticipate devoting substantial operational and financial resources to comply with the requirements of all the existing and new regulations and communiqués associated with our financial services businesses, and change our internal rules and procedures in accordance with any predefined and future changes. We have in the past, and may in the future, face additional audits and investigations by regulators or third parties appointed by the regulators for alleged violations of such requirements. Any further investigations may require resources to respond to and could result in further penalties or fines if it is determined that we violated any regulatory requirements, which may adversely impact our business and financial condition.

We are subject to laws and government regulations relating to competition and antitrust, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.

The TCA may from time to time modify regulations or adopt new regulations in response to developments of new markets and market behaviors in different sectors or industries. In order to better understand these developing markets such as the emerging e-marketplace platform sector, the market forces and behaviors, as well as to ensure their operational efficiency and identify any potential competition problems, the TCA undertakes routine inquiries and information-gathering processes with various stakeholders within these developing markets. For example, the TCA launched a sector inquiry in relation to the online advertisement market, which is a developing market in Türkiye. Similarly, in June 2020, the TCA commenced a sector inquiry on the e-marketplace platforms sector. The preliminary report relating to the inquiry process was published by the TCA in May 2021, which raised a number of findings related to (i) competition between platforms, (ii) competition with respect to products sold within a platform and (iii) certain privacy or data protection matters with respect to platform customers. We submitted an interested party opinion to provide the TCA further information about our business’ role and operations in the e-marketplace platform sector and our view about the operation and regulation of the sector in general. The TCA conducted a workshop in July 2021 to obtain the opinions of the market players and stakeholders, customers, lawyers and academics regarding the findings, assessments and proposed policies within the preliminary report. The TCA issued its final report on April 14, 2022, which may result in additional regulations for the e-marketplace platform sector with which we may be required to comply in the future. Such sector inquiries are not company-specific investigations and do not result in company-specific administrative fines and obligations. However, if the TCA adopts new rules and regulations which we may need to comply with in the future, the additional regulatory burden may have a negative impact on our operations and financial results.

For example, on June 6, 2024, the “Draft Regulation Amending the Law on the Protection of Competition” (the “Draft Competition Law Amendments”) was circulated by the TCA for public comment. The Draft Competition Law Amendments propose to expand the scope of the Competition Law to include the concept of a “gatekeeper” (“Gatekeeper”) for basic platform services, which we believe would include electronic commerce intermediary service providers like us, as currently defined. The Draft Competition Law Amendments would regulate the conduct and obligations of Gatekeepers. The Draft Competition Law Amendments state that quantitative thresholds will be determined by the Communiqué that will be released by the TCA, taking into account the annual gross revenues and the number of end-users or the number of commercial users. The net transaction volume threshold for “large-scale electronic commerce intermediary service providers” under the Draft Competition Law Amendments is expected to capture providers currently falling within the scope of the E-commerce Law. Where an enterprise does not exceed the quantitative thresholds stipulated in the Communiqué, the TCA may also make a determination for inclusion based on qualitative criteria, by taking into account some or all of the following elements: network effect, data ownership, vertically integrated and conglomerate structure, economies of scale and scope, lock-in and evolution effect, transition costs, multiple access, user trends, and mergers and acquisitions carried out by the enterprise in the context of the structure of its basic platform services. The Draft Competition Law Amendments propose to introduce several restrictions on Gatekeepers such as (i) limitations on the use of data, (ii) prohibitions on the implementation of the use of most favored customer (MFC) conditions and exclusivity and (iii) restrictions on providing ancillary services that are connected with the main services. If Parliament were to approve such amendments or similar amendments to the Competition Law, this would result in a substantial additional regulatory burden for us, and we would need to devote substantial operational and financial resources to ensure compliance with such regulatory requirements, which could have an adverse effect on our operations and financial results.

We have in the past been, and may again in the future be, subject to administrative fines imposed by the Personal Data Protection Authority, and our reputation may be harmed if we do not comply with Turkish Personal Data Protection Law No. 6698.

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

Our Company was subject to six investigations conducted by the Personal Data Protection Authority (“PDP Authority”) in 2022 and 2023 and is likely to be subject to such investigations in the future. We settled three of these investigations by paying the administrative fines imposed by the PDP Authority (benefiting from a discount). For the remaining three investigations, the PDP Authority decided to close the investigation without imposing any administrative fine.

In February 2024, in accordance with its obligations as a data controller under the LPPD, we notified the PDP Authority of unauthorized access to some customer personal information in connection with a cybersecurity incident. In September 2024, the PDP Authority determined that we had failed to take technical and administrative measures necessary to prevent data breaches. The PDP Authority imposed an administrative fine of TRY 3,453,775. We submitted objections against the PDP Authority’s decision pursuant to Article 11 of the Administrative Procedural Law requesting the annulment or the amendment of the decision, but our objections were dismissed. On November 20, 2024, we initiated legal proceedings to challenge the fine, and this process remains ongoing as of the date of this annual report. See “—A cybersecurity incident, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs, including in connection with increasing compliance requirements.”

If we fail to obtain intellectual property rights protection or adequately protect our intellectual property rights, or if we infringe third-party intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected.

Our trademarks, service marks, copyrights, trade dress, trade secrets, proprietary technology, domain names and other intellectual property rights are valuable assets that are critical to our success. We principally rely on trademarks (including by applying to register our trademarks in respect of key jurisdictions based on our business assessment) and confidentiality agreements to protect our intellectual property rights. We have a portfolio of registered trademarks in Türkiye in respect of many of our core brands, such as our “hepsiburada” and “hepsiglobal” brands. However, we may in some circumstances be unable to (or may be delayed in our ability to) apply for or register our trademarks (including where third parties allege pre-existing rights or have made earlier applications) or acquire our desired domain names or prevent third parties from acquiring trademarks or domain names that are identical or similar to, infringe or diminish the value of our trademarks and other proprietary rights. There is also a risk that third parties will claim that our products, trademarks or brands infringe their intellectual property rights — for instance, if a third-party claims that it has obtained prior rights or a pre-existing trademark application or registration for an identical or similar trademark. These third parties may bring infringement claims against us or may oppose the registration and protection of our brands and/or trademark rights.

These risks are further exacerbated by our growth and the expansion of our business into new geographies. For example, in August 2018, our application with the European Union Intellectual Property Office (“EUIPO”) for the domain name “hepsiburada.com” was opposed by Alpak B.V. (“Alpak”), which had previously registered the EU trademark “hepsiburada.” Although our initial request for a declaration of invalidity against Alpak’s trademark was rejected by the EUIPO, we brought our case before the EUIPO Board of Appeal, which upheld our appeal in its entirety in January 2023. Alpak B.V. appealed against the Board of Appeal’s decision before the Luxembourg Courts in March 2023. In February 2024, a trial was held in Luxembourg and the Court decided in favor of Hepsiburada, declaring Alpak’s “hepsiburada” trademark invalid. This decision was not appealed, so the Board of Appeal’s decision in favor of Hepsiburada was finalized. Additionally, in December 2024, we were informed that a lawsuit had been filed against our Company by ANAGRAM INTERNATIONAL, LLC Ltd. in the U.S. District Court for the Northern District of Illinois Eastern Division regarding the alleged infringement of the “ANAGRAM” trademark. The lawsuit pertained to products sold by us under the Anagram name/brand through the “Hepsiburada Collections” store on the Walmart USA marketplace. While we were able to settle this matter with a de minimis payment, we may be subject to other unrelated infringement claims in the future that could have a material adverse impact on our business operations and results of operations.

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

In connection with our technological operations, we may be subject to intellectual property infringement claims brought against us by others, which are costly to defend and could result in significant damage awards.

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

We have been and in the future may be involved in litigation, some of which could be material.

We have been involved in litigation relating principally to contract disputes, employment, consumer, intellectual property, tax, securities law and other matters in the ordinary course of our business, which have also included legal proceedings initiated by employees of third-party subcontractors, such as employment-related claims arising out of termination of our relationship with their employer. As our business expands, we may face an increasing number of such claims or claims relating to product liability, including those involving high amounts of damages. As we became a publicly listed company with a higher profile and as our public profile may continue to grow in the future through any expansion of our cross-border business by HepsiGlobal, we may face additional exposure to claims and lawsuits inside and outside Türkiye.

For example, in September 2021 and October 2021, alleged holders of our ADSs filed class action lawsuits in the state and federal courts of the State of New York, respectively. After negotiations, the parties signed a stipulation of settlement agreement with no admission of liability on March 22, 2023 which was approved by the federal court at a fairness hearing held on August 1, 2023 and pursuant to which the state court action was dismissed with prejudice on September 22, 2023. Pursuant to the settlement, Hepsiburada paid $13.9 million to resolve both actions in their entirety. According to a contribution agreement entered into between the Company and TurkCommerce B.V. (a co-defendant in the lawsuits and currently a holder of the Company’s Class B Ordinary Shares) on September 28, 2023, TurkCommerce B.V. agreed to contribute $3,975,000 towards the settlement amount and the Company agreed to purchase 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. against payment of $5,732,307 which was partially offset by the $3,975,000 settlement contribution amount owed by TurkCommerce B.V. The transaction regarding the acquisition of 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. was completed on October 18, 2023, and the repurchased shares remain as treasury shares of the Company.

We may also initiate proceedings from time to time. For example, we initiated litigation for annulment of the Turkish Capital Markets Board (the “TCMB”) decision regarding a fee imposed by the TCMB on the Company. Following the IPO of the Company on the Nasdaq Stock Exchange, the TCMB imposed a “board registration fee” amounting to over TRY 60.1 million, including interest accruing on this fee, attorney’s fees and the costs of the proceedings. The TCMB fee was calculated based upon the shares sold in our IPO, including the shares sold by TurkCommerce B.V. The Company applied to the TCMB with an objection letter in 2021 and received a reply letter from the TCMB in 2022 maintaining its initial decision. The Company then initiated proceedings for annulment of the decision in June 2022. The court dismissed our request for suspension of execution of the decision of the TCMB and dismissed the case in March 23, 2023. The Company appealed the decision all the way up to the Council of State over the course of 2023 and early 2024, but the appeal was rejected on May 14, 2024 and the decision was finalized.

Although the main appeal was ongoing, on June 19, 2023, the TCMB notified Hepsiburada that the board registration fee should be paid in accordance with the calculation method set out by the TCMB. The Company responded to the TCMB with a letter on July 3, 2023, to object to the calculation method of the TCMB. On July 19, 2023, the Company received a reply letter from the TCMB stating that the objection of the Company was rejected. On August 22, 2023, a separate litigation for the annulment of the case was initiated by the Company before the Ankara Regional Administrative Court requesting a stay of execution of the TCMB’s decision to reject the Company’s objection. The stay of execution request was rejected by the Ankara Regional Administrative Court on November 30, 2023 and the court ruled to dismiss the case on June 5, 2024. An appeal against the dismissal of the case, regarding the calculation method, was filed on June 28, 2024, and is still under review as of the date of this annual report. Despite the ongoing appeal, the TCMB required payment of the board registration fee, stating the appeal does not suspend execution. Accordingly, TRY 60.1 million was paid on August 28, 2024, and an updated issuance document was submitted on September 3, 2024, which the TCMB approved on September 16, 2024, acknowledging the payment.

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

In addition, if we receive from the relevant rights holder a complaint of infringement of intellectual and industrial property rights that complies with the requirements of Article 12 of the E-Commerce Regulation, we are required to remove products from our platform within 48 hours and inform the rights holder and the seller of the product accordingly. If we receive an objection from the seller that complies with the requirements of Article 13 of the E-Commerce Regulation, pursuant to Article 14 of the E-Commerce Regulation we are required to re-publish the product within 24 hours and inform the rights holder and the seller, provided that it can be clearly understood from the documents and information submitted by the seller that the objection is justified. Pursuant to Article 14 of the E-Commerce Regulation, our examination is limited with the information and documents obtained from the seller and we are not required to conduct a separate investigation to determine the ownership of relevant intellectual and industrial rights. We are also not required to process complaints regarding the same product and claim unless the rights holder submits new documents proving the infringement of intellectual and industrial property rights. Failure to comply with these provisions will result in an administrative penalty of TRY 22,807 to TRY 228,071 for each violation for the year 2025.

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

We have identified material weaknesses in our internal control over financial reporting and have as a result determined that our disclosure controls and procedures were not effective. If we remain unable to remediate identified material weaknesses, or if we have additional material weaknesses in the future, or otherwise fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of our ADSs may decline.

Pursuant to SEC rules, our management must report on the effectiveness of our disclosure controls and procedures. Additionally, under Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), our management is required to report on the effectiveness of our internal control over financial reporting at the end of each fiscal year. Furthermore, we are required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Even if our management concludes that our internal control over financial reporting is effective, our auditor may decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In prior fiscal years as well as the fiscal year ended December 31, 2024, our assessment has revealed material weaknesses in our internal controls that render our internal control over financial reporting ineffective. In 2022, we identified deficiencies in our internal control over financial reporting related to the design and operating effectiveness of information technology general controls (“ITGCs”) for information systems with respect to access rights, IT program change management controls and segregation of duties, in all cases with respect to IT applications, which in the aggregate constituted a material weakness. The ITGC control deficiencies identified in 2022 were not remediated as of December 31, 2023 (or December 31, 2024), and were therefore included as part of the material weaknesses disclosed below.

As part of management’s assessment of its internal control over financial reporting for the fiscal year ended December 31, 2023, we identified material weaknesses as described below, in our internal control over financial reporting related to:

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

As part of our management’s assessment of its internal control over financial reporting for the fiscal year ended December 31, 2024, our management concluded that these material weaknesses had not yet been remediated as of December 31, 2024.

There is no guarantee that we will be able to remediate identified material weaknesses or that additional material weaknesses will not be identified in the future. Additionally, we have incurred and expect to continue to incur additional expenses, and we have spent and expect to continue to spend significant management time, in complying with testing requirements and working to establish effective internal control over financial reporting. If we remain unable to remediate our material weaknesses in a timely manner, or if additional material weaknesses in our internal control over financial reporting are discovered, we may not be able to timely or accurately report our financial position, results of operations or cash flows or establish and maintain effective disclosure controls and procedures. Our failure to maintain an effective internal control environment could cause our consolidated financial statements to contain material misstatements, which could cause investors to lose confidence in our reported financial information. Investors’ loss of confidence in our reported financial information could in turn limit our access to capital markets, harm our results of operations, and lead to a reduction in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential Nasdaq listing violations, regulatory investigations and civil or criminal sanctions. See Item 15. “Controls and Procedures.”

The requirements of being a public company will continue to require significant resources and management attention, which could make it difficult to manage our business.

As a public company with ADSs traded on an exchange located in the United States, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations has increased and may continue to increase our legal, financial and other compliance costs and increase the demands on our legal, compliance and financial reporting personnel as well as our systems and other resources.

The Exchange Act requires that we file annual reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures over our financial reporting. Furthermore, establishing and maintaining the corporate infrastructure demanded of a public company may divert our management’s time and attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures over our financial reporting and accounting systems to meet our reporting obligations as a public company. However, we have previously relied on and we continue to rely on outside experts and the measures we take may not be sufficient to satisfy our obligations as a public company. These obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

As a public company with ADSs traded on an exchange located in the United States, we are subject to a broader scope of laws, regulations and standards, and therefore, potentially subject to a broader scope of fines, penalties and liability under U.S. securities laws. For example, in September 2021 and October 2021, holders of our ADSs filed class action lawsuits in the state and federal courts of the State of New York, respectively. The complaints alleged that the Company’s registration statement contained untrue statements of material facts or omitted to state facts necessary to make the statements made therein not misleading in violation of Sections 11, 12 and 15 of the Securities Act. After negotiations, the parties signed a stipulation of settlement agreement with no admission of liability on March 22, 2023 which was approved by the federal court at a fairness hearing held on August 1, 2023 subsequent to which the state court action was also dismissed with prejudice on September 22, 2023. Pursuant to the settlement, Hepsiburada paid $13.9 million to resolve both actions in their entirety. We may, in the future, be named as a defendant in other legal actions, which could result in material costs and expenses.

In addition, changes in laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increase legal and financial compliance costs and make some activities more time-consuming. For example, as a public company, these rules and regulations make it more expensive for us to maintain insurance, such as director and officer liability insurance, and we may be required to incur higher costs to obtain the same.

Furthermore, as of January 1, 2025, we no longer qualify as an “emerging growth company.” As a result, we are required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2024, with respect to the effectiveness of our internal control over financial reporting. We have incurred and will continue to incur additional expenses in connection with compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and our management must devote additional time and effort to implement and comply with such requirements. Moreover, even if our management concludes that our internal control over financial reporting is effective, our auditor may decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we have in the past identified and may in the future identify deficiencies that could result in non-compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the price of our ADSs. See “—We have identified material weaknesses in our internal control over financial reporting and have as a result determined that our disclosure controls and procedures were not effective. If we remain unable to remediate identified material weaknesses, or if we have additional material weaknesses in the future, or otherwise fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of our ADSs may decline.”

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of ADSs.

We will be classified as a passive foreign investment company, or PFIC, in any taxable year if either: (1) 50% or more of the fair market value of our gross assets (generally determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income or (2) 75% or more of our gross income for the taxable year is passive income. Based on the market price of our ADSs and the composition of our Group’s income, assets and operations, we do not believe we were a PFIC for the 2024 taxable year or expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the assets, of us and our subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the market value of the assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Therefore there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

Substantially all of our revenue is derived from our operations in Türkiye. Accordingly, political uncertainty, instability and economic conditions in Türkiye may directly affect our business. For example, on March 19, 2025, approximately 100 individuals were prosecuted and many remain detained by the Turkish judiciary, including politicians, journalists, businessmen and most notably the mayor of Istanbul, who was considered to be the main opposition party’s presidential candidate. Some customers have conducted politically driven boycotts, whereby they no longer purchase merchandise from certain merchants, or decrease their use of e-commerce in general. This may have a direct and indirect adverse impact on our business. The political protests and general unrest that followed the March arrests have weakened the Turkish Lira, prompting the CBRT to sell foreign currency reserves and increase interest rates to curb further depreciation. Currency depreciation may have an adverse impact on our results of operation and financial condition, and higher interest rates may adversely affect our ability to fund our business operations. See “—Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms” and “—Risks Relating to Our Business and Industry—We may need to raise additional funds to finance our future capital needs including investing in growth and technology, which may prevent us from growing our business.”

Political matters have affected and continue to affect certain investors’ perception of Türkiye and the attractiveness of the Turkish economy from time to time. Should the March 2025 unrest and shopping boycotts described above persist and worsen, or should any new developments that are considered to contribute to instability in Türkiye emerge, the value of our ADSs could decline.

As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.

Inflationary pressures affect our business and financial performance. The Turkish economy has experienced significant inflationary pressures with year-over-year consumer price inflation rates rising as high as 69.7% in the late 1990s and early 2000s. While inflation decreased during the 2010s, the Turkish economy saw a rapid surge in inflation in 2024, 2023 and 2022 due to numerous factors. The annual consumer price index (“CPI”) increased by 44.4%, 64.8% and 64.3% in 2024, 2023 and 2022, respectively, as published by Turkstat. The annual CPI inflation reached its highest level since June 1998, at 85.5%, in October 2022. Additionally, developments in the USD/TRY and global commodity prices materially impact the inflation outlook. As a result, the course of global economic activity, geopolitical developments and the impact of climate conditions on commodity prices must be closely monitored to understand and anticipate inflation developments in Türkiye. In the first Inflation Report of the year published on February 7, 2025, the CBRT made an inflation forecast for the end of 2025 of 24%. According to the results of the CBRT’s Market Participants Survey dated February 2025, the markets’ inflation expectation for the end of 2025 was 28.3%.

In the event of continued or rising inflation, we may not be able to and/or our merchants may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure. These factors negatively affected our margins in 2023-2024 and may continue to negatively affect our margins in 2025. Inflation and government measures to combat inflation that impact macroeconomic stability in Türkiye have affected and may continue to affect supply as well as general demand for our products and services. Inflation adversely impacts consumer behavior and leads to further reductions in purchasing power of our users, consumer confidence and consumer spending, therefore impacting our order growth. This may have a material adverse effect on our business and results of operations. For example, during 2022, 2023 and 2024, we observed the impact of inflation in the increased average price of products on our platform. We have also observed that pressure on consumer spending has caused a tendency for customers to substitute products with more affordable alternatives (i.e., towards lower-priced brands, regardless of whether sales are of essentials or non-essentials) and postponement of purchase decisions for certain categories of products. Although the consumer confidence index (seasonal and calendar adjusted) in Türkiye increased by 3.9 points from 77.4 in December 2023 to 81.3 in December 2024 (and remained at levels around 81.0 and 82.1 during January 2025 and February 2025), any number below 100.0 indicates a pessimistic outlook.

In addition, the continued rise in inflation has increased and could continue to increase our costs of operation, particularly in cost of inventory, payroll expenses and delivery costs, which has put and is expected to continue to put pressure on our cash requirements. We may not be able to keep wages and salaries at attractive levels in order to retain talent. Additionally, we or our merchants may consider offering higher customer discounts to stimulate customer demand in response to a slowdown, which could have an adverse impact on our GMV growth rate and our Gross Contribution. These factors may require us to obtain additional funding from sources other than our operations to meet our working capital needs or could otherwise negatively affect our business, financial condition and results of operation.

If the high inflation environment worsens or if new economic developments arise that have a similar effect, the resulting impact on consumer behavior and on our expenses may have a worsening adverse effect on our order growth, GMV growth, revenue, profitability and financial position, which may culminate in negative real GMV growth in future periods. See Item 5 “Operating and Financial Review and Prospects—Key Factors Affecting Our Financial Condition and Results of Operations—Inflation and Hyperinflation.”

Following the categorization of Türkiye as a country with a three-year cumulative inflation rate greater than 100% in March 2022 by the International Practices Task Force of the Centre for Audit Quality, Türkiye has been considered as a hyperinflationary economy pursuant to IFRS rules (IAS 29 Financial Reporting in Hyperinflationary Economies), requiring companies in Türkiye reporting under IFRS, including us, to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022. As a result, we had to allocate additional resources to the preparation of our IFRS financials, which resulted in additional associated expenses in 2022 and in the years since. Our financial statements following the application of IAS 29 and related adjustments are no longer directly comparable to our historical financial statements. This may have created, and may continue to create, a challenge for investors and security analysts who look at our past performance to analyze and make forecasts about our future performance, including with respect to comparisons of current and historical margins. Therefore, investors and security analysts would require additional detailed information about our business plan and our macroeconomic assumptions in order to make their own projections for the Company. We cannot guarantee that we will be disclosing such detailed information in relation to our business plans or macroeconomic assumptions. Even if we do so, we cannot predict whether our investors or security analysts will be able to or willing to make their own projections about our Company. See “—Risks Relating to Ownership of our ADSs—If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, the price of our ADSs and trading volume could decline.”

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

The effects of earthquakes in Türkiye may adversely affect our prospects, business, financial condition and results of operations.

Earthquakes have in the past adversely impacted, and may again in the future adversely impact the Turkish economy and the business environment in Türkiye. For example, in January 2024, the Minister of Treasury and Finance stated that the expenses related to two earthquakes that occurred in February 2023 and affected approximately 14 million people in the southeastern region amounted to TRY 950 billion (corresponding to approximately US$ 30 billion), representing 3.7% of the GDP of Türkiye in 2023. More generally, Türkiye has been the site of devastating earthquakes in the past and may again be hit by serious earthquakes in the future. The country is covered by numerous fault lines including the North Anatolian Fault extending from eastern Türkiye across northern Türkiye and into the Aegean Sea for a length of 1200−1500 kilometers and the East Anatolian Fault extending from eastern Türkiye to south of the country. The fault lines covering the country may trigger future earthquakes in the country. These possible earthquakes may have severe impacts on the Turkish economy which may adversely affect our business and results of operations and prospects. In 2023, given the size of the earthquake zone, the death toll, the number of displaced people and the resulting decrease in consumers’ discretionary shopping, we suffered a decline in customer demand on our platform during the first quarter of year, a negative impact on our customer numbers and a temporary disruption in our delivery services to and around the region. Similar or worse impacts on our business could arise in the event of future earthquakes.

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

We have policies and procedures designed to assist with compliance with applicable laws and regulations in Türkiye, and as a foreign private issuer listed on a U.S. stock exchange, we may be subject to U.S. anti-money laundering and anti-terrorist financing laws and regulations, including the U.S. Bank Secrecy Act of 1970, the U.S. Money Laundering Control Act of 1986, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and U.S. anti-bribery and anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, our operations may be subject to economic sanctions laws and regulations imposed by the United States, the EU, the United Kingdom, or any other relevant jurisdiction. Such laws and regulations may prohibit transactions in, with, involving, or relating to certain countries or regions or certain persons or entities. For example, starting in February 2022, the United States and a number of other countries around the world have been imposing sanctions and export controls against Russia over its invasion of Ukraine including regional trade bans, designations of entities (including Russian banks and state-owned entities) and individuals as Specially Designated Nationals and Blocked Parties, and restrictions on access by Russia to financial systems.

We maintain internal compliance policies and procedures, but we cannot provide any assurance that these policies and procedures will be complied with or that they will prevent all violations of the applicable laws and regulations and every instance of fraud, abuse, money laundering, terrorist financing, bribery and corruption. We also cannot provide any assurance that potential violations of our internal compliance procedures will be uncovered through our procedures or that violations of the applicable anti-bribery or money laundering, anti-terrorist financing and economic sanctions laws and regulations will not occur. We have internal audit, security and other procedures in place, which are designed to prevent instances of fraud, abuse, money laundering, terrorist financing, bribery and corruption. However, despite these controls and procedures, there can be no assurance that through these and other procedures we use we will timely and effectively catch any violations of our internal compliance procedures or any violations of laws and regulations, including those related to fraud, money laundering, terrorist financing, bribery, corruption and economic sanctions. Moreover, we may still be exposed to potential civil or criminal penalties or associated investigations under the relevant applicable laws and regulations which may, if not successfully avoided or defended, have an adverse impact on our business, prospects, financial condition or results of operations. Similarly, actual findings or mere allegations of such violations could negatively impact our reputation and limit our future business opportunities, which may cause our reputation, financial condition and results of operations to be materially and adversely affected.

Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.

We are exposed to foreign exchange rate risks between Turkish Lira, U.S. dollars and Euros. Although our income, expenses, assets and liabilities are primarily denominated in Turkish Lira, we also maintain some non-Turkish Lira-denominated assets and liabilities, primarily in U.S. dollars. As of December 31, 2024, 2023 and 2022, we maintained Turkish Lira equivalent assets in U.S. dollars of TRY 2,963.7 million, TRY 8,857.7 million and TRY 6,804.0 million, respectively, primarily consisting of cash, cash equivalents and financial investments. As of the same dates, we maintained Turkish Lira equivalent liabilities in U.S. dollars of TRY 1,420.2 million, TRY 1,855.8 million and TRY 2,642.4 million, respectively, primarily consisting of trade payables, payables to merchants and due to related parties. The variety of currencies that we work with may increase if and when HepsiGlobal expands its cross-border operations.

As of December 31, 2024, if the U.S. dollar had strengthened or weakened by 10% against the Turkish Lira, with all other variables held constant, our income/ (loss) before income taxes would have been TRY 154.4 million lower or higher, mainly as a result of foreign exchange gains or losses on the translation of U.S. dollar assets and liabilities. We do not currently undertake any currency hedging to manage our exposure in Türkiye to changes in foreign exchange rates. Consequently, any sudden and significant changes in foreign exchange rates may have an adverse impact on our financial condition, revenue and results of operations.

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

According to the Central Bank, the Turkish Lira depreciated by 19.7% against the U.S. dollar as of December 31, 2024, 57.4% in 2023 and 44.1% in 2022. Despite lower depreciation and reduced volatility in 2024 compared to the 2023, negative real interest rates has continued to exert pressure on the Turkish Lira. Any further significant fluctuations in the value of the Turkish Lira relative to U.S. dollars could have a materially adverse effect on consumer demand, our business, and results of operations.

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

Türkiye has been subject to a number of bombings, including in tourist-focused centers in Istanbul and the city center in Ankara, including incidents in Ankara in October 2023 and in Istanbul in November 2022, which have resulted in a number of fatalities. Such incidents may continue to occur periodically. Such internal and external unrest and the threat of future terrorist acts may lead to reductions in purchasing power of our customers, consumer confidence, consumer spending, general demand for e-commerce goods and services, display advertising and marketing spending of our advertisers and, therefore, also a reduction in demand for our products and services, which would have a material adverse effect on our business and results of operations.

Conflict and uncertainty in neighboring and nearby countries, as well as other regions with a geopolitical connection to Türkiye, may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

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

Risks from events affecting Türkiye’s relationship with the countries in the Middle East.

The impact on Türkiye of political instability in the Middle East is exemplified by the internal conflict in the region. Türkiye has conducted a number of cross-border operations in Iraq and Syria targeting organizations deemed to be terrorist organizations in order to prevent terrorist activities against Türkiye.

The ongoing conflict in Syria has been the subject of significant international attention, and its impact and resolution are difficult to predict. In December 2024, an Islamist military and political party opposed to the Syrian government, Hayat Tahrir al-Sham (“HTS”), seized control of Syria from the prior ruler, Bashar al-Assad, who fled to Russia. Although HTS is designated as a terrorist organization by the United States, the EU, the United Nations, Türkiye and others, Türkiye has called for the designation to be removed and European leaders have sent delegations to the new government in Syria to seek to normalize relations. As a result of the civil war in Syria, it is estimated that approximately four million Syrian refugees have fled from the country to Türkiye and it remains unclear whether they will return to Syria or if conditions in Syria will deteriorate.

Separately, on October 8, 2023, Israel formally declared war on Hamas in response to the coordinated attacks perpetrated by Hamas on October 7, 2023. On April 9, 2024, Türkiye restricted exports of a wide range of products to Israel until a ceasefire is declared in Gaza. On January 15, 2025, Israel and Hamas agreed on a ceasefire deal which came into effect on January 19, 2025. However, the ceasefire lasted only two months and Israel resumed its offensive in March 2025. Given the continuing hostilities in the Middle East and the number of parties involved, it is very difficult to predict the potential developments of these conflicts and their impacts on the geopolitical stability in the broader region, including Türkiye.

Although we do not have material direct or indirect business operations, interests or investments in Syria, Iraq, Israel or Palestine, it is not possible to predict the broader consequences of the ongoing conflicts. It is also not possible to predict any additional adverse effects on existing macroeconomic conditions, consumer spending habits, currency exchange rates, and financial markets, all of which could adversely impact our business, financial condition, and results of operations.

Risks from events affecting Türkiye’s relationship with Russia and Ukraine.

Russia has become one of Türkiye’s most important trading partners and is the largest supplier of natural gas to Türkiye. Tourism from Russia to Türkiye constitutes another important aspect of Türkiye’s relationship with Russia. Türkiye and Russia also cooperate in other industries, including tourism, the construction industry and the ongoing construction of the Akkuyu Nuclear Power Plant, the first stage of which is expected to be commissioned in 2025. Türkiye also has important relations with Ukraine, a significant tourism and trading partner. On February 24, 2022, Russia commenced a full scale military invasion of Ukraine. Türkiye publicly opposed the Russian invasion and subsequently acted as a host to peace negotiations between Ukraine and Russia, and helped broker a deal between the two countries to allow maritime grain shipments from Ukraine. In July 2023, President Recep Tayyip Erdogan met with Volodymyr Zelensky, President of Ukraine, in İstanbul and he stated that Ukraine deserved to be in NATO. In September 2024, the Turkish President reiterated Türkiye’s steadfast support for Ukraine’s sovereignty and territorial integrity in a video message to the Fourth Crimea Platform Leaders Summit. In February 2025, Türkiye hosted the negotiations between Ukrainian and Russian negotiators and the U.S. delegation in Istanbul to address concerns regarding embassy operations, including banking access and staffing stability. In March 2025, further negotiations took place but no ceasfire was agreed. Even if a potential ceasefire agreement is ultimately agreed, there is no certainty that the conflict will not recur in the future. Türkiye’s position as a NATO member and a host to preliminary negotiations between Ukrainian and Russian negotiators may materially affect Türkiye’s global diplomatic position as well as its economic and financial condition.

Following the invasion of Ukraine, the United States, the EU, Canada, Japan and Australia have imposed sanctions on Russia, select Russian companies and select Russian nationals. Following these sanctions, thousands of Russians and Ukrainians fled to Türkiye to stay, invest, and hold assets because Türkiye did not impose any sanctions on Russia except for the closure of the Bosporus and Dardanelles straits to warships. If Türkiye were to impose such sanctions, they may have a material adverse effect on Türkiye’s economy and financial condition due to Türkiye’s significant trade, natural gas supply and tourism relationships with Russia. Although sanctioning countries including the United States and the EU have not taken measures against Türkiye, they could do so if they determined that Türkiye supported Russia’s war efforts including, for example, by failing to impose sanctions on Russia, which could have a material adverse effect on Türkiye’s economy. Heightened tensions, if any, between Türkiye and Russia, or Ukraine, or the sanctioning countries such as the U.S. could materially negatively affect global macroeconomic conditions and the Turkish economy, which would have a material adverse effect on our business and results of operations.

Risks from events affecting Türkiye’s relationship with the EU.

Türkiye commenced negotiations on its accession to the EU on October 3, 2005 and expects to join the EU at some point in the future. The EU decided in 2006 to suspend negotiations with respect to eight out of 35 parts, or “chapters,” and not to “close” the other 27 chapters, of Türkiye’s accession negotiations because of Türkiye’s restrictions with respect to the Greek Cypriot Administration. During the EU General Affairs Council meeting of December 8, 2009, Greek Cypriots declared that “normalization” of relations is a precondition for progress in six chapters. As a result, 14 chapters have been blocked. On November 24, 2016, the European Parliament passed a non-binding resolution to suspend talks with Türkiye but the EU Foreign Ministers rejected the call by the European Parliament to freeze the accession process of Türkiye on December 13, 2016.

On April 25, 2017, the Parliamentary Assembly of the Council of Europe reopened the political monitoring process against Türkiye, leading the European Parliament to call EU governments to suspend membership negotiations with Türkiye on March 13, 2019. On October 30, 2024, the European Commission published its 2024 country report on Türkiye, conveying criticism but stating that Türkiye remains a key partner and a candidate country for the EU, making reference to Türkiye’s improving relations with Greece and the increase in its trade volume with the EU, which led to it becoming the EU’s fifth largest trading partner in 2023. Türkiye’s accession depends on a number of economic and political factors relating to both Türkiye and the EU. Although the shared objective of the negotiations is accession, these negotiations are an open-ended process, the outcome and timing of which cannot be guaranteed. Further delays or other adverse developments in Türkiye’s accession to the EU may have a negative effect on Türkiye’s economic performance and credit ratings and could have a material adverse effect on our business, financial condition and/or results of operations.

Additionally, in recent years, several important natural gas reserves have been discovered in the eastern Mediterranean, where Türkiye has also been engaging in exploration activities.

The EU and Türkiye have supported conflicting claims to the gas in these waters. On November 11, 2019, the EU adopted a framework for imposing sanctions on individuals or entities responsible for, or involved in, drilling and exploration activities. In October 2020, both France and Greece asked the EU to consider suspending the bloc’s customs union agreement with Türkiye.

Any decision by the EU to abolish the customs union with Türkiye, end Türkiye’s EU accession bid or impose additional sanctions on Türkiye might cause a deterioration in the relationship between Türkiye and the EU, impede Türkiye’s access to EU funding and have a material adverse impact on Türkiye’s economy. These actions could also increase duties for cross-border sales and therefore increase the effective price of products imported from, or exported to, the EU, including products sold on our platform, such as those imported (or, once outbound services are launched, exported) through HepsiGlobal.

On July 28, 2023, the Company incorporated Hepsiburada Global B.V., a wholly-owned subsidiary in the Netherlands, in line with Hepsiburada’s strategy to expand its operations into the EU. EU directives require entities incorporated in Europe to comply with the EU’s international sanctions rules. Although Hepsiburada currently uses its best efforts to comply with EU international sanctions as a best practice and as part of its contractual obligations, the fact that Hepsiburada has an EU-based subsidiary has subjected and will continue to subject Hepsiburada to European legal and compliance requirements and regulatory scrutiny.

Risks from events affecting Türkiye’s relationship with the United States.

The relationship between the United States and Türkiye has been strained by recent developments in the Turkish region, and also by Türkiye’s agreement to acquire an air and missile defense system from Russia in December 2017. In response to these events, the United States Congress has considered potential sanctions against Türkiye. In December 2020, the United States imposed sanctions that targeted the Presidency of Defense Industries (SSB) of Türkiye, its chairman and three other officials. Then-United States President Joseph R. Biden signed a directive to ease and lift part of the sanctions it imposed on Türkiye in 2019. However, Türkiye’s military operations in Syria remained a point of contention.

Moreover, certain legal proceedings in the United States against Turkish individuals and entities may impact Türkiye’s relationship with the United States. In 2018, a New York federal court found a former executive at Türkiye’s majority state-owned bank Türkiye Halk Bankası A.Ş. guilty on charges that included bank fraud and conspiracies to evade U.S. sanctions against Iran and sentenced him to prison. He was released in July 2019, but the U.S. Department of Justice brought similar allegations against Türkiye Halk Bankası A.Ş., which are ongoing as of the date of this annual report. As of the date of this annual report, the final outcome in relation to the judicial process, or whether any sanction, fine or penalty will be imposed by the Office of Foreign Assets Control (“OFAC”) or any other U.S. regulatory body on Türkiye Halk Bankası A.Ş. or any other Turkish bank or person in connection with those matters, as well as the possible reaction of the Turkish Government or the financial markets to any such events, is unknown. On October 22, 2024, the U.S. Court of Appeals for the Second Circuit ruled that Halkbank is not entitled to immunity and can be prosecuted on the criminal charges laid out in the indictment, and remanded the case to the United States District Court for the Southern District of New York for further proceedings.

Geopolitical risks, coupled with the volatility of the Turkish Lira and Türkiye’s reliance on foreign investment, present significant economic challenges, particularly as Türkiye’s growth prospects are closely tied to its economic and political relationship with the United States. On December 20, 2024, two U.S. Senators introduced new possible sanctions against Türkiye in regards to the ongoing conflict in Syria, referred to as the “Countering Turkish Aggression Act of 2024.” It is not yet known whether the newly elected Congress, which convened in January 2025, will move these proposed sanctions forward. Actual or perceived political instability in Türkiye, escalating diplomatic and political tensions with the United States or other countries, and/or other political circumstances could have a material adverse effect on the Company’s business, financial condition or results of operations or on the market price of the ADSs.

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

According to Turkstat, the annual rate of change in the consumer price index was at 44.38% in December 2024. (See “—As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs”). Türkiye had a current account deficit of USD 10.0 billion in 2024, compared to USD 45.0 billion in 2023 and USD 45.8 billion in 2022. (See “—Türkiye’s economy has been facing risks related to its current account deficit, which could have a material adverse effect on our business and results of operations.”).

In March 2019, the United States announced that imports from Türkiye would no longer be eligible for tariff relief under the “Generalized System of Preferences” program, which seeks to promote economic growth in countries identified as developing countries. The United States cited Türkiye’s rapid economic development since its entry into the program and that it thus no longer qualified to benefit from these tariff preferences. Regulatory changes such as these reflect increasing challenges faced by some exporters, which might have a material adverse effect on Türkiye’s economy and/or the financial condition or one or more industries within Türkiye. Furthermore, any future tightening of tariffs by the United States, such as the ones declared in March and April 2025, or other countries could have a significant adverse impact on Türkiye’s economy.

The Turkish Treasury and Finance Minister announces GDP growth estimates and inflation rate with a 3-year horizon on an annual basis. There can be no assurance that the targets indicated will be reached, that the Turkish government will continue to implement its current and proposed economic and fiscal policies successfully or that the economic growth achieved in recent years will continue considering external and internal circumstances, including the Central Bank’s efforts to curtail inflation and simplify monetary policy while maintaining a lower funding rate, the current account deficit and macroeconomic and political factors, such as changes in oil prices and uncertainty related with conflicts in Iraq and Syria (See “—Conflict and uncertainty in neighboring and nearby countries, as well as other regions with a geopolitical connection to Türkiye, may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects”) and political developments in Türkiye (see “—Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye”).

Any of these developments might cause Türkiye’s economy to experience macroeconomic imbalances, which might impair our business strategies and/or have a material adverse effect on our business, financial condition and/or results of operations. Global macroeconomic shifts that adversely affect Türkiye’s economy may also have a material adverse impact on global share prices, including the price of our ADSs. For example, various announcements in April 2025 about tariffs to be imposed or lifted by the United States on all countries caused material volatility in global share values, which may adversely affect the price of our ADSs.

The compound effects of an increasingly orthodox monetary policy from the Turkish government in response to inflation and other factors have curtailed and are expected to continue to curtail consumer demand, which has had and is expected to continue to have an adverse effect on our order growth. This, in turn, may ultimately result in negative real GMV growth, which could have a material adverse effect on our business, results of operations and financial condition. It could also have a material adverse effect on the price of our ADSs and weaken investor confidence in our longer-term prospects.

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

In 2022, significant amendments were made to the E-Commerce Law, and the E-Commerce Regulation was adopted and further amended, which introduced new obligations for electronic commerce intermediary service providers and electronic commerce service providers, such as Hepsiburada, with the aim of preventing unfair competition, a harmful competitive environment and monopolistic commercial practices in the Turkish e-commerce market. We are required to comply with certain obligations set forth in the E-Commerce Law and the E-Commerce Regulation and may face administrative fines in case of any violations. See Item 4.B. “Information on the Company—Business Overview—Regulatory Overview.”

The E-Commerce Law and the E-Commerce Regulation provide for different obligations depending on the annual Net Transaction Volume (in nominal terms) and number of transactions pertaining to electronic commerce intermediary service providers and electronic commerce service providers. Depending on our annual Net Transaction Volume and number of transactions, the scope of our obligations under the E-Commerce Law and the E-Commerce Regulation may be subject to change, which may materially affect our business. Hepsiburada’s Net Transaction Volume is currently below the TRY 160,426.1 million threshold.

The provisions of the amendments to the E-Commerce Law and the E-Commerce Regulation introduced in 2022 that are most directly relevant to the Company include the following:

●	limits on the total amount of advertising and marketing expenditures and customer discounts with the goal to prevent e-commerce platforms from gaining an asymmetric market share through excessive discounts and excessive marketing by using disproportionate economic power. We have not yet become subject to any restrictions with respect to advertisement and discount budgets because we have remained below the applicable threshold since inception (TRY 160,426.1 million in 2025). If our Net Transaction Volume exceeds the threshold for the relevant period and we become subject to advertisement and discount budget restrictions in the upcoming years, we may have to limit our advertisement and discount expenditures, which could directly or indirectly have an adverse impact on our business.
●	restrictions on engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing activities within a platform and the provision of last-mile delivery services to third parties. Similarly to the above, we have not yet become subject to restrictions concerning the provision of payments and financial services and last-mile delivery services to third parties as the restrictions apply only to companies whose Net Transaction Volume, as of 2025, exceeds TRY 320,852.2 million. It is expected that the applicable threshold will be adjusted every year, and our Net Transaction Volume will need to be assessed on an annual basis.
●	a ban on the sale of private label products for all e-commerce companies on their own platforms. We have continued our private label business in the fashion category outside of Türkiye as part of our HepsiGlobal operations, which are not quantitatively material to the Company. We are also selling our private label products through the brand’s own website and on another marketplace in Türkiye.
●	a prohibition on unfair commercial practices in electronic commerce. Examples of unfair commercial practices under the E-Commerce Law include failing to make payment to the seller within the time specified in the E-Commerce Law, forcing the seller to sell goods or services with special offers, failing to determine the conditions of the commercial relationship with the seller through an intermediation contract and/or making unilateral amendments to such contract to the detriment of the seller, charging a fee from the seller when no service is provided or the type of service provided and the amount/rate of the service fee is not specified in the intermediation contract and, suspending or terminating the service provided to the seller in the absence of any objective criteria in the intermediation contract. In addition, Article 11(6) of the E-Commerce Regulation lists additional practices which would only constitute unfair commercial practices for large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). The E-Commerce Regulation was further amended to include additional unfair commercial practices, effective March 8, 2025. In the future, in case of further amendments to these provisions or emergence of certain common practices in the market as a result of application of these provisions or due to the decisions of judicial or regulatory authorities regarding these regulations or their interpretation, we may need to adjust our operations.
●	a requirement to include mandatory elements of intermediation contracts concluded between electronic commerce intermediary service providers and electronic commerce service providers. The E-Commerce Regulation, as most recently amended effective March 8, 2025, provides for additional mandatory elements for the intermediation contracts of medium, large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation).
●	an obligation for electronic commerce intermediary service providers operating in Türkiye whose Net Transaction Volume is over TRY 53,475.4 million in a calendar year and the number of transactions (excluding cancellations and returns) is over one hundred thousand, to obtain and annually renew an e-commerce license upon payment of a license fee. The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Volume derived from within Türkiye for the prior calendar year such that the effective license fee applied would be the sum of progressively higher proportions of the electronic commerce intermediary service provider’s Net Transaction Volume exceeding the thresholds specified in the E-Commerce Law. For example, where the Net Transaction Volume is between TRY 53,475.4 million and TRY 106,950.7 million, the license fee is calculated as the three per ten thousand of the amount exceeding TRY 53,475.4 million. In case Net Transaction Volume is between TRY 106,950.7 million and TRY 160,426.1 million, the license fee is the sum of the above amount, plus five per thousand of the part exceeding TRY 106,950.7 million.

Article 9 and Article 10 of the Law On Amendments To The Law On Consumer Protection And Certain Other Laws published on October 30, 2024 stipulates that certain specified sales and expenditures may be deducted from the Net Transaction Volume used as the basis for calculating license fees, up to a multiple of such amounts decreasing annually from four times in 2024 to three times in 2025 and to two times from 2026 onwards. To benefit from this provision, the Net Transaction Volume of the electronic commerce intermediary service providers must not exceed 20% of the electronic commerce volume calculated by the Turkish Ministry of Trade using data from the Electronic Commerce Information System (ETBIS). We are currently eligible to benefit from this provision.

This provision went into effect on January 1, 2025. We paid a license fee in the amount of TRY 180.0 million on March 27, 2025. The license fee will materially increase if our Net Transaction Volume passes the threshold of TRY 160,426.1 million in a future year.

The amendments to the E-Commerce Regulation introduced in the regulation published in the Official Gazette on March 8, 2025, generally regulate the provisions regarding (i) the scope of information and verification obligations, (ii) unfair commercial practices for electronic commerce intermediary service providers, (iii) data processing obligations, (iv) exceptions to the total amount of advertising and discount budgets limits, (v) the mandatory elements of certain intermediation contracts, (vi) the independent audit and regulatory compliance reporting deadlines, and (vii) sales abroad that will be deducted while calculating the license fee.

Any failure to comply with requirements under the E-Commerce Regulation that currently apply or that may apply in the future could subject us to fines, which could have a material adverse impact on our business, our results of operations, our financial condition and our reputation.

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

Risks Relating to Ownership of our ADSs

The Change of Control may have potential adverse impacts on our business and operations, including potential changes to our strategy, our business relationships and our geopolitical exposures.

On October 17, 2024, our then-controlling shareholder, being Hanzade Vasfiye Doğan Boyner, our Founder, and Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan (collectively, the “Selling Shareholders”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Joint Stock Company Kaspi.kz (“Kaspi”), a joint stock company incorporated under the laws of Kazakhstan, for all outstanding Class A shares and Class B shares of the Company held by the Selling Shareholders, corresponding to 65.41% of our share capital (the “Change of Control”). The Change of Control was subject to regulatory approvals of the Turkish Competition Board, the Banking Regulation and Supervision Agency, the Information Technologies and Communications Authority and the Central Bank of the Republic of Türkiye and was completed on January 29, 2025 (“Closing”), on which date Kaspi became our new controlling shareholder. Following the Change of Control, in accordance with former Article 7/A of the Articles of Association, all outstanding Class A shares automatically converted into Class B shares, and the Class B shares were re-designated as “ordinary shares” effective from March 4, 2025.

The aggregate consideration payable by Kaspi in connection with the Stock Purchase Agreement was approximately $1,127 million, payable in two tranches: a cash consideration of $600.0 million, which was paid at Closing, and a deferred cash consideration of $526.9 million to be paid to the Selling Shareholders no later than six months following Closing. As collateral to secure Kaspi’s obligation to pay the deferred cash consideration, at Closing Kaspi pledged 65,199,658 ordinary shares of the Company, representing 20% of the total issued and outstanding equity interests in the Company, in favor of the Selling Shareholders. All rights related to the pledged shares (including the right to attend and vote at our General Assembly Meetings of Shareholders) will be exercisable by Kaspi until the occurrence of an Event of Default (as defined in Stock Purchase Agreement). If an Event of Default occurs, meaning that Kaspi fails to pay the deferred cash consideration within the specified period, all rights with respect to the pledge shares will become exercisable by the Selling Shareholders, which may result in a further change to the control structure of the Company. See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” During the term of the share pledge, Kaspi cannot dispose of the pledged shares, which must continue to represent 20% of the total outstanding capital of the Company.

Following the Change of Control, it is possible that some or all of our expansion plans will be modified. The new controlling shareholder, Kaspi, may prioritize alternative growth opportunities, synergies, operational efficiencies or cost-optimization measures. Furthermore, our integration with Kaspi may result in temporary inefficiencies, costs increases or loss of personnel and may require substantial time and focus from our management, which could negatively impact our ability to successfully manage our growth and expansion and have an adverse impact on the market price of our ADSs. Going forward, the market price of our ADSs may also be adversely affected by a material decrease in the market price of Kaspi’s own ADSs.

The Change of Control may have constituted a termination event under certain financing or commercial agreements entered into by us or our subsidiaries. Although based on our counterparties’ prior practice, we do not believe it is likely that they would exercise their acceleration or termination rights under such clauses, we cannot guarantee that such counterparties will not take adverse actions in the future, which could have a material impact on our business and expansion strategy.

Furthermore, as a result of the Change of Control, we are no longer controlled by domestic Turkish individuals, but rather by a company incorporated under the laws of Kazakhstan. Our new ownership structure may lead to a reconfiguration of our relationship with local government authorities, regulators and other key stakeholders, and we no longer benefit from ties established between our Founder, her family and various third parties in the Turkish market. Our new ownership structure may result in increased scrutiny and a shift in public perception which could pose additional risks for our operations and reputation. For example, the strength of the financial services operations of Kaspi in Kazakhstan or the March 2025 announcement of Kaspi’s potential acquisition of Rabobank Group’s Turkish subsidiary, subject to regulatory and contractual approvals, may weaken our relationships with current and potential partners in the Turkish financial services sector if they see us as a competitor, which could have an adverse impact on our business and our financial condition.

Moreover, our operations may be restricted by regulations on foreign investments. We may also be directly or indirectly impacted by changes in Kazakh law and policies. The foreign controlling ownership exposes us to increased geopolitical risks. These risks may arise from, for example, changes in trade policies, diplomatic tensions, political and financial instability in Kazakhstan or economic sanctions imposed by the Kazakh government or on Kazakh entities and individuals.

Kaspi controls the majority of our voting rights, and its interests might conflict with or differ from your interests as a shareholder.

As a result of the Change of Control, Kaspi owns 65.41% of the Company’s ordinary shares and thus can exercise control over the Company. In certain circumstances, the interests of the controlling shareholder may conflict with the interests of other shareholders, including interests of the holders of the ADSs. In addition, this concentration of ownership may negatively affect the market price of the ADSs by, among other things, as a result of any action:

●	delaying, defending or preventing a change of control, even at a per-share price that is in excess of the then-current price of the ADSs;
●	impeding a merger, consolidation, takeover or other business combination involving us, even at a per- share price that is in excess of the then-current price of the ADSs;
●	forcing a merger, consolidation, takeover, delisting, tender offer, squeeze out or other business combination involving us that increases the amount of indebtedness or outstanding ordinary shares, or the sale of revenue-generating assets; or

●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per-share price that is in excess of the then-current price of the ADSs.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and certain other requirements of the Sarbanes-Oxley Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. We would cease to be a foreign private issuer at such time if (i) more than 50% of our outstanding voting securities are held by U.S. residents and (ii) any of the following three circumstances applies: (1) the majority of our executive officers or members of our board of directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States. If we lose our foreign private issuer status on that date, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2026, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As a “controlled company” within the meaning of the Nasdaq rules and a foreign private issuer, we qualify for and do rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs.

Kaspi controls a majority of our voting power. Under Nasdaq listing rules, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company,” and such a company may elect not to comply with certain Nasdaq corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the corporate governance and nominations committee making decisions on compensation and nominations be composed entirely of independent directors and (iii) the requirements to have a compensation committee and that such committee be composed entirely of independent directors.

Similarly, as a foreign private issuer, we are permitted to follow home country practice in lieu of most of the Nasdaq corporate governance standards. Accordingly, our board of directors and applicable committees include fewer independent members than would be required if we were subject to all Nasdaq listing rules. As such, their approach may be different from that of a board with a majority of independent directors or a committee with only independent directors and, as a result, our management oversight may be more limited than if we were subject to all Nasdaq listing rules.

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

We may need to carry out certain corporate actions, such as a capital increase, a capital reduction, accounting set-offs or similar actions or a combination thereof to maintain compliance with local capital adequacy rules, some of which may dilute the value of our outstanding ADSs.

We are subject to Turkish minimum capital adequacy rules. We may need to carry out certain corporate actions, such as capital increases, capital reductions, accounting set-offs or similar measures or a combination thereof to ensure that we comply with applicable requirements. Some remedial corporate actions could be dilutive to ADS holders or otherwise reduce the proportion of our share capital that is represented by ADSs, which could have an adverse impact on the price and liquidity of our ADSs. Additionally, any actual or perceived failure to comply with capital adequacy rules could have a material adverse impact on our reputation and could weaken investor confidence in our business.

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

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for such securities. The trading price of our ADSs has been and may continue to be volatile and subject to wide price fluctuations in response to various factors, including:

●	the overall performance of the equity markets;
●	issuance of new or changed securities analysts’ reports or recommendations;
●	negative market perception of our performance as compared to our competitors;
●	additions or departures of key personnel;
●	sales of our ADSs or shares by us or our principal shareholders;
●	changes in law, litigation, regulatory and tax allegations, fines or proceedings that involve us or our subsidiaries;
●	general economic and geo-political conditions, both globally and in Türkiye;
●	ongoing or future occurrences of natural disasters, epidemics, other catastrophic events, including acts of war;
●	changes in interest rates;
●	availability of capital; and
●	the market price of the ADSs of Kaspi, our controlling shareholder.

These and other factors might cause the market price of our ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our ADSs could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. For example, we were named as a defendant in certain purported shareholder class action lawsuits which have been settled. See “—Risk Factors—Legal and Regulatory Risks—We have been and in the future may be involved in litigation, some of which could be material.” We may be involved in future litigation which may have a material adverse effect on our financial condition and results of operations.

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

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. Local trade registry office practices and interpretations of regulations governing proxy collection from ADS holders have been evolving and may be subject to further change from time to time. For example, the Trade Registry recently imposed additional documentation requirements and took longer to register the voting results of the general assembly. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Shareholders and ADS holders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.

In the event of an issuance of ordinary shares, including for purposes of a capital increase, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of a general meeting of shareholders or by the board of directors, which is authorized to restrict preemptive rights under a registered capital system. This could cause existing shareholders and ADS holders to experience substantial dilution of their interest in us. In the United States, we may be required to file a registration statement under the Securities Act to implement preemptive rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares or holders of ADSs to exercise such preemptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares or holders of ADSs to rely on it. Accordingly, you may not be able to exercise preemptive rights on future issuances of ordinary shares, and, as a result, your percentage ownership interest in us would be diluted. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so through a rights offering in the United States.

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

Dividends may also be subject to limitations in the terms of our credit facility arrangements and any dividends paid may provide our lenders with the right to accelerate outstanding amounts thereunder or result in an event of default. See “—Risks Relating to Our Business and Industry—Changes in our share ownership or other types of default could result in our inability to draw loans or cause acceleration or events of default under our indebtedness.”

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

Dividends paid to holders of the ADSs who are not tax resident in Türkiye will be subject to a 15% withholding tax.

Dividends payable by a joint stock company that has its legal and/or business center in Türkiye to shareholders (both individual and corporate) who are not tax residents of Türkiye (i.e., non residents), and who do not have a permanent establishment constituted in Türkiye through a permanent representative or place of business therein are subject to a 15% withholding tax to be deducted by the Turkish corporation from the gross amount of dividend distribution to its shareholders. Dividends distributed to a legal entity in Türkiye (which should be already registered for corporate tax in Türkiye) are exempt from such withholding tax. There is a presumption that ADSs representing our ordinary shares are being held by non-resident holders that do not have a taxable presence in Türkiye such as a permanent establishment constituted through a representative or place of business therein. Therefore, any dividends that we may decide to distribute in the future in respect of the ADSs will be subject to this 15% withholding tax based on the corresponding gross amount of distribution, which could adversely affect the value of your investment. Türkiye’s tax treaties with different countries may provide reduced dividend withholding taxes such as 5%; however such reduced tax rates are not usually applicable to portfolio type investments because of minimum shareholding ratio requirements stipulated in most of Türkiye’s tax treaties. Therefore, the final withholding tax burden for ADS holders should be determined by considering their tax residency status as well as other conditions in the respective tax treaties. See Item 10.E. “Additional Information—Taxation—Material Türkiye Tax Considerations.”

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

We are a Turkish joint stock company. Our corporate affairs are governed by our Articles of Association and by the TCC. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. See Item 16G. “Corporate Governance.” The rights of our shareholders and the fiduciary responsibilities of our directors under Turkish law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Türkiye has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as the State of Delaware, have more fulsome and judicially interpreted bodies of corporate law than Türkiye. For example, we are not aware of any reported class actions having been brought in Turkish courts. Such actions are ordinarily available in respect of United States corporations in United States courts. As a result, the holders of our ADSs could face different considerations in and have more difficulty protecting their interests in actions against our management, directors or controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our own interests may be limited if we are harmed in a manner that would otherwise give rise to jurisdiction in a United States federal or state court.

We grant share based compensation to our management and employees, which may cause your interest in the Company to be diluted and our employees’ interests to become excessively tied to the trading price of our ADSs.

From time to time, we have and may in the future grant share-based compensation to our management and employees. We may introduce new share option plans for our senior management and employees in order to increase their efficiency, align their interests with the interests of our shareholders and retain executives who commit to long-term earnings and short-term performance. If our shareholders or board of directors approve the issuance of new share option plans, you may be diluted in the event that the exercise price under such share option plan is lower than the trading price of our ordinary shares. In addition, new share option plans may cause the interests of our management to become excessively tied to the trading price of our ordinary shares, which may have an adverse impact on our business and financial condition.

On April 24, 2023, the board of directors adopted revisions to our Incentive Plan (as defined under Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan”), which were subsequently approved at the Company’s general assembly, pursuant to which grants may be made to a larger pool of Plan Participants (as defined under Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan”). Certain Plan Participants have in the past been granted and will in the future be granted awards of restricted stock units and performance stock units. In the near term, some Plan Participants will be delivered ordinary shares following the vesting of restricted stock unit and performance stock unit awards that were conditional on meeting specified conditions. For more information about our Incentive Plan, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan.” and Note 26 audited consolidated financial statements included elsewhere in this annual report.

We may not maintain our listing on Nasdaq which could limit investors’ ability to make transactions in our ADSs and subject us to additional trading restrictions.

Our ADSs are listed on Nasdaq. We cannot assure you that our ADSs will continue to be listed on Nasdaq in the future. Listings are not mandated by law, and we may decide to delist our ADSs from Nasdaq at any time for cost-saving, strategic or other reasons, whether in connection with a “take-private” transaction, merger, squeeze out, tender offer or otherwise. Alternatively, even if we wish to remain listed, we may not be able to. In order to continue listing our ADSs on Nasdaq, we must maintain certain financial, distribution and share price levels, including that our ADSs cannot have a bid price of less than US$1.00. Due to share price fluctuations and other considerations, we have not always been able to meet this requirement. For example in 2023, the trading price of our ADSs ranged from US$0.61 to US$1.89 per ADS. On July 22, 2022, on November 3, 2022, and on March 22, 2023, we received written notices from the Listing Qualifications Department of Nasdaq indicating that the bid price for our ADSs had closed below the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the “Listing Rules”) for 30 consecutive trading days. Pursuant to Listing Rule 5810(c)(3)(A), we had 180 calendar days from the date of the relevant notice, or January 18, 2023, May 2, 2023, and September 18, 2023, respectively, to regain compliance (by achieving the minimum bid requirement for 10 consecutive trading days), during which time the ADSs would continue to trade on the Nasdaq Global Select Market. While we regained compliance with the minimum bid requirement on August 17, 2022, January 31, 2023, and April 6, 2023, respectively, and our share price has not dropped below the threshold since then, we may in the future experience further drops in share prices, which could again result in non-compliance with Nasdaq requirements.

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

Our registered office is located at Kuştepe Mahallesi Mecidiyeköy Yolu Cadde No: 12 Tower: 2 Floor: 2 Şişli Istanbul, Türkiye. Our telephone number is +90 212 304 20 00. Our corporate website address is https://www.hepsiburada.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report. The SEC maintains a website at www.sec.gov that contains in electronic form, reports and other information that we have filed electronically with the SEC. Our agent for service of process in the United States for U.S. federal security law purposes is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168, and the telephone number at this address is +1 800-221-0102.

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

In 2015, we launched our 3P-based Marketplace and established our fulfillment center in Gebze, Kocaeli, which became the main logistics hub of our operations as well as the first dedicated e-commerce fulfillment center operating 24/7 in Türkiye. Our Gebze fulfillment center has significantly expanded since 2015 to a total area of approximately 85 thousand square meters. Following the launch of our Marketplace, we reached more than 4,000 Active Merchants in 2016. In order to maintain and improve the quality of our services and infrastructure, we established our first licensed technology research and development center, which became operational in 2017.

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

We launched Hepsiburada Market (formerly known as HepsiExpress), a water delivery and flower delivery business, and HepsiGlobal (only for inbound sales, i.e., from other countries into Türkiye) in 2020. The operations of Hepsiburada Market were discontinued in October 2024. In 2020, we also launched HepsiLojistik while expanding our logistics infrastructure with five new fulfillment centers in the provinces of Ankara, İzmir, Adana, Diyarbakır and Erzurum. In 2020, we also became the first shipment and sourcing partner of Apple products in Türkiye, which enables us to directly source Apple products and sell them online to our customers. This strategic partnership was followed by agreements with other leading global and local brands, suppliers and banks.

In 2021, we acquired the requisite travel agency license to launch Hepsiburada Seyahat (formerly known as HepsiFly) and began our efforts to leverage our online platform for enhanced advertisement capabilities by launching HepsiAd. The operations of Hepsiburada Seyahat were paused in March 2024 pending a further strategic review. In June 2021, we launched Hepsipay Cüzdanım (Hepsipay Wallet), an embedded digital wallet product on the Hepsiburada platform and also completed expansion of HepsiJet services across the 81 cities in Türkiye. Furthermore, HepsiJet rolled-out its two-man cargo handling service called HepsiJet XL, in 13 cities. As of December 31, 2024, we had 10 fulfillment centers.

On July 1, 2021, we became the first-ever Nasdaq-listed Turkish company.

In December 2021, we signed a Share Purchase Agreement to acquire Doruk Finansman, a consumer finance company in Türkiye, to enable us to offer our customers diversified consumer financing solutions matching their needs, enhancing our value proposition by providing financial flexibility. The acquisition closed in February 2022 for a total transaction value of TRY 20 million in nominal terms. In January 2023, the company name of Doruk Finansman was changed to Hepsifinans (original trade name “Hepsi Finansman A.Ş.”). In January 2024, we granted our first consumer finance loan through Hepsifinans.

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

In July 2022, we marked a first-in-the-market by introducing Türkiye’s first new generation smart physical store, Hepsiburada Smart Store. In Hepsiburada Smart Store, all shopping-related transactions were carried out using artificial intelligence, image processing and digital weight sensor technologies for an easy and convenient shopping experience. In 2024, our Hepsiburada Smart Store project was discontinued while management focuses on other projects.

In July 2022, we also launched our paid subscription service, Hepsiburada Premium, replacing our earlier loyalty club. Hepsiburada Premium subscribers have access to a range of benefits.

In March 2023, we initiated a two-year program to support the development of e-commerce capabilities of merchants and women entrepreneurs based in the southeastern region of Türkiye affected by the earthquakes which occurred on February 6, 2023.

As of the date of this annual report, the principal market in which we operate is Türkiye and for the years ended December 31, 2024, 2023 and 2022, respectively, almost all of our revenue was generated from our e-commerce operations performed in Türkiye.

On July 28, 2023, Hepsiburada established a wholly owned subsidiary in the Netherlands under the trade name Hepsiburada Global B.V. The aggregate issued share capital of Hepsiburada Global B.V. is €1 million, of which €100,000 was paid in on October 26, 2023.

On March 29, 2024, Hepsiburada established a wholly owned subsidiary in Türkiye under the trade name Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş. The aggregate issued and fully paid-in share capital of Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş. is TRY 10.05 million.

Change of Control

On October 17, 2024, our then-controlling shareholder, being Hanzade Vasfiye Doğan Boyner, our Founder, and Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan (collectively, the “Selling Shareholders”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Joint Stock Company Kaspi.kz (“Kaspi”), a joint stock company incorporated under the laws of Kazakhstan, for all outstanding Class A shares and Class B shares of the Company held by the Selling Shareholders, corresponding to 65.41% of our share capital (the “Change of Control”). The Change of Control was subject to regulatory approvals of the Turkish Competition Board, the Banking Regulation and Supervision Agency, the Information Technologies and Communications Authority and the Central Bank of the Republic of Türkiye and was completed on January 29, 2025 (“Closing”), on which date Kaspi became our new controlling shareholder. Following the Change of Control, in accordance with former Article 7/A of the Articles of Association, all outstanding Class A shares automatically converted into Class B shares. See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.”

The aggregate consideration payable by Kaspi in connection with the Stock Purchase Agreement was approximately $1,127 million, payable in two tranches: a cash consideration of $600.0 million, which was paid at Closing, and a deferred cash consideration of $526.9 million to be paid to the Selling Shareholders no later than six months following the Closing. As collateral to secure Kaspi’s obligation to pay the deferred cash consideration, at Closing Kaspi pledged 65,199,658 ordinary shares of the Company, representing 20% of the total issued and outstanding equity interests in the Company, in favor of the Selling Shareholders. All rights related to the pledged shares (including the right to attend and vote at our General Assembly Meetings of Shareholders) will be exercisable by Kaspi until the occurrence of an Event of Default (as defined in the share pledge). If an Event of Default occurs, meaning that Kaspi fails to pay the deferred cash consideration withing the specified period, all rights with respect to the pledge shares will become exercisable by the Selling Shareholders, which may result in a further change to the control structure of the Company. During the term of the share pledge, Kaspi cannot dispose of the pledged shares, which must continue to represent 20% of the total outstanding capital of the Company. See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.”

On January 31, 2025, the Extraordinary General Assembly Meeting of the Shareholders determined the composition of our new board of directors. The new board of directors includes Messrs. Mikheil Lomtadze, Kaspi’s co-founder, and Tengiz Mosidze, Yuri Didenko, Pavel Mironov, Sandro Berdzenishvili, who are members of Kaspi’s management team, as well as Messrs. Erman Kalkandelen, Tayfun Bayazıt, Ahmet Fadıl Ashaboğlu and Stefan Gross-Selbeck, who were already serving as independent members of our board of directors during the prior term. See Item 6.A “Directors, Senior Management and Employees—Directors and Senior Management.” The Extraordinary General Assembly Meeting of the Shareholders also approved certain amendments to our Articles of Association to reflect the termination of the dual class structure as a consequence of the Change of Control. See Item 10.B “Additional Information—Memorandum and Articles of Association” and Item14 “Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Capital Expenditures

Please refer to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Material Cash Requirements—Capital Expenditures” for a description of our capital expenditures. See Item 4.B. “Information on the Company—Business Overview—Our Strategy” and Item 5. “Operating and Financial Review and Prospects—Key Factors Affecting Our Financial Condition and Results of Operations—Our Ability to Leverage our Growing Scale” for principal projects recently developed, in progress and anticipated. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Anticipated Sources of Funds” for our methods of financing.

B.	Business Overview

We believe we are one of the leading commerce platforms in Türkiye and as of December 31, 2024, we served approximately 12.2 million Active Customers with approximately 100.2 thousand Active Merchants. As of December 31, 2024, we had over 297.5 million SKUs, including variants (color, size, etc.) across 33 different product categories offered through a hybrid model combining a first-party Direct Sales model (1P model) and a third-party Marketplace model (3P model). We believe we offer a compelling value proposition, both for our customers and our merchants, including via our customer loyalty program, Hepsiburada Premium, our last-mile delivery and fulfillment services and diverse payment and affordability solutions.

Founded in 2000, Hepsiburada has been one of the early pioneers of digitalization of commerce in Türkiye and has become a household brand in the country. Our brand, which corresponds to “Everything is Here,” is synonymous with a seamless online shopping experience and benefits from very strong brand awareness, with Hepsiburada scoring 100% for aided brand awareness according to a FutureBright Research Brand Health Report in 2024 commissioned by Hepsiburada. Additionally, our brand had a market leading net promoter score (“NPS”) of 74 for the year ended December 31, 2024, according to the market research conducted by FutureBright on our behalf.

Our aim is for customers of Hepsiburada to come to the platform and be able to shop a wide range of products online with the option to use in-house as well as third party lending solutions along with payment alternatives at check-out including Hepsipay Wallet.

We have nearly 25 years of e-commerce experience in Türkiye, and our local know-how allows us to better tackle the needs of our community of customers, merchants and suppliers across the country. Our leadership team’s commitment to our vision, mission and culture is one of our main differentiators and is the foundation on which our ecosystem continues to build in order to accelerate digitalization of Turkish commerce. We have grown together with our merchants located across the entire country and have contributed to the local economy and employment. Furthermore, Hepsiburada is one of the few female founded technology companies globally, and we have been actively promoting and empowering women entrepreneurship in Türkiye.

Since the launch of our Marketplace in 2015, Hepsiburada has become a trustworthy partner for merchants in Türkiye by providing services to 12.2 million Active Customers (as of December 31, 2024) and comprehensive end-to-end solutions to empower merchants to thrive digitally. In 2024, our 3P-based Marketplace model accounted for approximately 70% of our GMV. We offer our merchants a seamless set of end-to-end e-commerce solutions which include our last-mile delivery services including oversized products delivery under HepsiJet, our fulfillment options under HepsiLojistik, affordability solutions for our consumers under Hepsipay and our advertising solutions under HepsiAd.

We believe powerful network effects are created by our leading brand, hybrid commerce model rooted in a unified 1P- and 3P-based catalogue, and strong customer and merchant value propositions. Our expanding selection of products and services, as well as price competitiveness, has allowed us to attract an Active Customer base of 12.2 million in 2024 (compared to 11.9 million in 2023 and 12.2 million in 2022) and increase the frequency of orders on our platform to 10.8 in 2024, up from 9.5 in 2023 and 6.6 in 2022, which in turn draws more merchants and further enhances our customer value proposition. In addition, our proprietary data and insights collected over nearly 25 years enable us to understand the needs of our customers and merchants and help us develop new services, and continuously innovate and strengthen our value proposition, reinforcing the network effects.

Our large, fast and scalable logistics network has been critical to our success and we have continuously focused on improving our logistics capabilities and offerings. We have a robust operational footprint enabling fast delivery and merchant integration. As of December 2024, we operate:

●	a nationwide infrastructure including 10 fulfillment centers in strategic locations that encompass a total area of more than 171 thousand square meters;
●	one of the largest logistics companies in Türkiye, HepsiJet, operating in 81 cities with 249 cross-docks; and
●	a pick-up & drop-off (PUDO) network through HepsiMat, with 8,061 parcel lockers and pick-up points in partnership with gas stations, distributor networks of other retailers and service points of other delivery companies.

We are a technology-driven company and have invested heavily in developing our own highly scalable proprietary technology to support the large and rapidly growing order volumes generated on our platform. Our in-house developed IT infrastructure is central to our ability to execute our business strategy and provide a seamless experience for our merchants and customers.

Our revenues increased by 11.1% to TRY 57.0 billion in the year ended December 31, 2024, from TRY 51.3 billion in the year ended December 31, 2023, and our total GMV increased by 12.1% to TRY 188.6 billion in the year ended December 31, 2024, from TRY 168.3 billion in the year ended December 31, 2023, fueled by increased order frequency and a pool of Active Customers of 12.2 million as of December 31, 2024, with a 2.0% growth rate from 2023 to 2024. For the year ended December 31, 2024, we had a net loss of TRY 1,604.9 million compared to net income of TRY 109.1 million for the year ended December 31, 2023. We had net cash provided by operating activities of TRY 5,697.7 million, TRY 7,246.5 million and TRY 1,020.5 million for fiscal years 2024, 2023 and 2022, respectively, while Free Cash Flow for the same periods was TRY 3,701.9 million, TRY 5,591.7 million and negative TRY 989.6 million.

Industry Overview

The Turkish e-commerce market has developed over the last twenty-five years through the adoption of online sales channels by traditional brick-and-mortar merchants, the establishment of new local e-commerce businesses, and the entry of global e-commerce companies via organic growth or acquisitions. According to the announcement made in February 2025 by the Turkish Ministry of Trade through the Electronic Commerce Information System (ETBİS), regarding the thresholds defined in the E-commerce Law, the e-commerce sector in Türkiye grew by 62.3% in 2024. ETBİS has not yet provided further details on the underlying factors behind the growth in 2024. The growth rate was derived based on the percentage change in e-commerce merchandising thresholds as regulated in the E-commerce Law No. 6563. In 2024, the e-commerce sector in Türkiye reached a total value of TRY 3,010 billion. In 2023, the sector recorded a volume of TRY 1,855 billion, of which 53% corresponded to retail e-commerce.

The strong historical and projected growth of the e-commerce sector in Türkiye is underpinned by: (1) a nationwide internet infrastructure with 88.8% internet penetration among the population between the ages of 16 and 74 in 2024, according to Turkstat, (2) high credit and debit card usage with 151% credit card penetration and 226% debit card penetration in 2024 according to BKM (where penetration is calculated by dividing the number of credit and debit cards, respectively, by the population of Türkiye) (3) well-established logistics infrastructure with high quality highways, railway networks, airports and seaports enabling nationwide delivery of orders, (4) an increase in the penetration rate of home internet access to 96.4% in 2024 from 95.5% in 2023, and (5) an increase in individuals purchasing or ordering goods or services for private use online to 51.7% in 2024 from 49.5% in 2023, according to Information and Communication Technologies Authority, ICTA.

Hepsiburada was among the first e-commerce businesses in Türkiye, starting operations in 2000. Since then, in the Company’s estimate, Hepsiburada has grown to become one of the leading players in the market, while its competitors either adopted alternative business models, were acquired or shut down their operations. For example, Gittigidiyor was launched in 2001, was subsequently acquired by eBay in 2011 and was shut down in 2022.

Hepsiburada’s main e-commerce competitors in Türkiye include Trendyol, Amazon, N11 and more recently, Temu. Trendyol was founded in 2010, initially as an online fashion web-store, but after Alibaba acquired a majority stake in the company in 2018, it has increasingly focused on expanding its product offering across a broader set of categories, including regular marketplace categories as well as food and grocery deliveries via quick commerce. Amazon entered the Turkish market in 2018 and remains focused on implementing its global model. N11 (initially owned by SK Group) has operated a competing marketplace business model since its launch in 2012. In 2022, Getir, a Türkiye-based quick delivery player, became a shareholder of N11 and subsequently became the sole owner in 2023 until the ownership of N11 was transferred to another technology company in late 2024. In 2024, Temu, a global e-commerce platform operated by PDD Holdings, entered the Turkish market. There are also several small-sized marketplaces such as Pasaj (of Turkcell), Pazarama (of İşbank) and İdefix (of Turkuvaz Media Group) serving the Turkish e-commerce retail market. The majority of the Turkish retail market, however, remains offline, which means that we continue to compete with offline retailers and omni-channel retailers for business.

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

To achieve this, since 2024, we have pursued a strategic plan built on the following four key priorities: a) nurturing loyalty, b) capitalizing on our clear differentiation of superior delivery services, c) capitalizing on our clear differentiation through affordability and lending solutions d) offering payment, lending and last-mile delivery services to third parties. The discussion below elaborates on each of these priorities.

Nurturing loyalty

Our priority is to nurture customer loyalty within our core commerce operations. Central to this priority is our loyalty program, Hepsiburada Premium, given the higher frequency use of its members. Launched in July 2022, the program offers a wide range of benefits including free delivery, cashback, and free access to an on-demand streaming service in exchange for a fixed monthly fee. See “—Customers—Hepsiburada Premium.” Hepsiburada Premium members tend to shop more often on our platform. In the fourth quarter of 2024, Hepsiburada Premium monthly order frequency was 1.3 times the frequency those customers had generated before joining the program. Our aim is to provide an exceptional customer experience on our platform that will keep our customers coming back.

Capitalizing on our clear differentiation of superior delivery services

We are focused on leveraging our sustainable differentiators within our core commerce operations to remain ahead of the competition. One of these differentiators is our last-mile delivery services through HepsiJet. Having our own last-mile delivery company enable us to provide our customers fast and reliable delivery across our extensive network of 81 cities, and with 3,911 carriers. One of our targets is to continue building on HepsiJet’s integral role in our logistics ecosystem and excel in providing fast delivery and outstanding customer experience throughout 2025.

Capitalizing on our clear differentiation through affordability and lending solutions

Another differentiator for us is our ability to offer a range of payment services and affordability solutions such as payment with multiple credit cards, installment payments, shopping loans, consumer loans and buy-now-pay-later services with Hepsipay. We believe these options provide our customers greater flexibility and convenience. As of December 31, 2024, we were the only e-commerce player in Türkiye with a payment services license and we were the first in the market to launch a “Buy-Now-Pay-Later” solution. In 2025, we aim to solidify our position as an e-commerce player providing a wide range of payment and lending solutions.

Offering payment, lending and last-mile services to third parties

We offer our payment services, lending solutions, and last-mile delivery services to other retailers. This priority is based on the potential for us to leverage the assets of Hepsipay and HepsiJet and increase their revenue contribution to our group. Externalizing these services has facilitated and may continue to facilitate economies of scale and improved operational efficiency, as well as establishing market share in new businesses and advancing the digitalization of commerce in Türkiye. Through Hepsipay and Hepsifinans, our aim is to be able to serve the overall e-commerce industry in Türkiye and equip retailers with convenient payment methods and attractive affordability solutions, thereby creating incremental sales for them. After launch in July 2023, Hepsipay’s one-click check-out (Pay with Hepsipay) offering has been successfully integrated into the online check out of several Turkish retailers. Through this offering, Hepsipay has gained a share of these retailers’ online sales by enabling payment with cards stored on Hepsipay wallet. We believe that the envisaged growth in one-click check-out integrations will become instrumental in Hepsipay’s off-platform expansion. Through HepsiJet, we aim to serve the overall e-commerce industry in Türkiye with high quality last-mile delivery services and a two-man handling delivery service for oversized products.

Overall, we believe that executing on these priorities will facilitate further sustainable growth drive margin improvement, and lead us into operational profitability. And as we execute, we intend to remain flexible enough to take any action required in response to macroeconomic volatility or change in market conditions.

Our Business

We operate on a hybrid business model which combines 3P and 1P models. Our core business, sales of products on our online platform, is primarily run on the “3P” or “third-party” model marketplace (the “Marketplace”) that we launched in late 2015 (see “—Marketplace”). Alongside the Marketplace, we list and sell products on our platform where “Hepsiburada” is the seller, also known as “1P” or “first party” model, where suppliers (vendors) directly sell products to us on a wholesale basis, and we then store and sell such products to customers (“Direct Sales”) (see “—Direct Sales”). For the year ended December 31, 2024, we generated TRY 188.6 billion GMV of which 3P accounted for approximately 69.8%. For the year ended December 31, 2024, we generated a total of TRY 57.0 billion in revenue, up from TRY 51.3 billion and TRY 38.2 billion for the years ended December 31, 2023 and 2022, respectively. Of our total revenues for the year ended December 31, 2024, TRY 38.6 billion (67.6% of total revenue) were derived from Direct Sales, TRY 7.3 billion (12.7% of total revenue) from Marketplace sales, TRY 7.9 billion (13.8% of total revenue) from delivery services and TRY 3.4 billion (5.9% of total revenue) from other services, compared to TRY 38.0 billion and TRY 29.9 billion from Direct Sales, TRY 6.5 billion and TRY 4.0 billion from Marketplace sales, TRY 5.2 billion and TRY 3.5 billion from delivery services and TRY 1.6 billion and TRY 0.7 billion from other services, in the years ended December 31, 2023 and 2022, respectively.

We believe we are one of the leading commerce platforms in Türkiye, with 100% aided brand awareness in 2024 (source: FutureBright Research Brand Health Report). Through our website and shopping app, as of December 31, 2024, we served approximately 12.2 million Active Customers with approximately 100.2 thousand Active Merchants. As of December 31, 2024, we offered a wide selection of over 297.5 million SKUs across 33 different product categories, combining 1P and 3P models. This is all enabled by our logistics network, which is one of the largest, fastest and most reliable in Türkiye supported by in-house last-mile delivery capabilities and a platform built on proprietary technology.

Marketplace

Overview

Our Marketplace enables us to connect users seeking to buy products with merchants offering a wide assortment of products. In our Marketplace, merchants who register on our online platform set up their own stores, list and sell their products. As of December 31, 2024, we had approximately 100.2 thousand Active Merchants operating in our Marketplace. As of December 31, 2024, 2023 and 2022, our Marketplace GMV represented approximately 69.8%, 66.9% and 66.7% of our total GMV, respectively.

In our Marketplace operations, merchants remain the owners of the products that they list on our platform and are responsible for pricing and managing their inventory and sales and other activities. This model allows us to dedicate our resources to enrich our platform, enhance customer experience, increase customer lifecycle through customer relationship management activities and improve our logistics infrastructure capacity towards providing fulfillment and delivery services to a larger number of merchants and managing our Direct Sales business, for which we maintain inventory and manage the geographical reach and customer experience for key product categories.

Merchants

We classify legal entities setting up their own stores, listing their products and selling through our marketplace platform as merchants, and further classify them as Active Merchants as described above. As of December 31, 2024, 2023 and 2022 we had approximately 100.2 thousand, 101.5 thousand and 99.7 thousand Active Merchants, respectively. As of December 31, 2024, of our approximately 100.2 thousand Active Merchants, approximately 98.3 thousand were small and medium enterprises (“SMEs”) and the remaining approximately 1.9 thousand Active Merchants we consider to be key account merchants. Key account merchants are those that enable us to provide products from top brands at high volumes and quality, while SMEs provide us with product assortment and variety.

Under our merchant agreements, we collect payment from customers on behalf of our merchants, which is then payable by us to our merchants after deducting relevant commissions, fees and other charges in 2024. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Merchants may also elect to finance the amount payable by using our supplier and merchant financing services to receive payment in a shorter timeframe. See “—Supplier and Merchant Financing.”

Legal entities seeking to set up a storefront in our Marketplace are required to follow a registration process that can be completed directly on our online platform (see “—Merchant Portal and Application”) with their official legal documents. Becoming a merchant on our Marketplace is designed to be as straightforward as possible, without compromising our security, or our standard terms and conditions typically applicable to our merchants regulated under the E-Commerce Law as well as know your customer procedures regulated under the Regulation on Measures Regarding Prevention on Laundering Proceeds of Crimes and Financing of Terrorism. Once the merchant’s application process is complete and approved, it can immediately start listing its products on our platform. Our typical engagements with merchants, subject to our standard terms and conditions (which can be negotiated by both parties to the engagement), are for indefinite periods. There is no obligation for a merchant to actually offer and sell products using our platform. Our typical agreements include customary representations and warranties from our merchants. From time to time in the ordinary course of our operations, we may negotiate deviations from, or we may enter into addendums to, our standard agreements with merchants that expand on or amend our standard terms and conditions. In the event that Hepsiburada amends the terms and conditions of the agreement unilaterally, merchants must be notified 15 days prior to the effective date of the amendment, unless the amendments are made in favor of the merchants, in which case the 15-day period does not apply. However, if the unilateral amendment requires any technical development or comprises any increase in commission rates and service fees, imposes any penal sanction or causes limitations on, suspension of or cessation of the intermediary service and has any negative impact on the merchant’s rights, the merchants must be notified 30 days prior to the effective date of such amendment.

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

We have taken steps to support women entrepreneurs in our Marketplace since 2017, and followed separate procedures, our Technology Empowerment for Women Entrepreneurs program, for legal entities with 51% or more ownership held by women to incentivize and promote participation and success. These incentives include, among others, (i) free online trainings, (ii) free studio shoots for marketing materials, and (iii) discounted rates and digital advertisement support on our platform. Since the launch of our Technology Empowerment for Women Entrepreneurs program, we have reached over 61 thousand woman entrepreneurs from all across Türkiye (as of December 31, 2024) enabling more than 23 thousand entities within the program to make sales through our platform. As of December 31, 2024, more than 60 million products had been listed on our platform within this program. Our Technology Empowerment for Women Entrepreneurs program was awarded two national awards (Social Good and Corporate Communications and Sustainability) in 2024. Our “Women Entrepreneurs Breaking Financial Difficulties Project,” which was launched in August 2021 and aims to facilitate easier access to funding alternatives for women entrepreneurs in collaboration with eight major banks in Türkiye, had helped arrange funding totaling around TRY 354 million as of the end of 2024.

We also support our merchants that are non-governmental organizations (NGOs) with benefits including free shipping and a fixed commission of 1% plus VAT indefinitely. As of December 31, 2024, we supported 102 of these NGOs.

Following the earthquake disaster of February 2023, we mobilized our resources to various aid efforts, delivering urgent relief supplies to the victims. On March 6, 2023, we announced the launch of a two-year “Trade and Technology Empowerment for the Earthquake Region” program in order to support welfare in the earthquake region. With the program we pledged to support around ten thousand SMEs and merchants and over five thousand women entrepreneurs and women’s cooperatives, while assisting the region’s e-commerce and logistics capacity, shifting employment-enhancing services and activities to the region, and providing educational and social support to children and families. The program aimed to boost regional GMV generation to TRY 10 billion in total over its duration. The program ended in March 2025 after the expiration of its two-year term. Since the program launch, the total number of active merchants operating in the earthquake region reached approximately 10,400, with approximately 6,500 new businesses selling their products online through Hepsiburada. Active sellers in the earthquake region sold a total of 13.5 million products through 9.1 million orders, generating a trade volume exceeding TRY 9.6 billion (slightly below the TRY 10 billion target). Furthermore, approximately 5,000 SMEs and tradespeople received training at the E-Commerce Specialization Centers in Adana, Hatay, and Kahramanmaraş. We continue to support the earthquake region with our technology, logistics, and sales and marketing power to contribute to the local economy.

In addition to our online platform, Marketplace merchants benefit from our “integrated ecosystem,” which provides the merchants with a wide range of end-to-end solutions, namely,

(i)	seamless last-mile delivery (i.e., HepsiJet), see “—Strategic Assets—HepsiJet”;
(ii)	fulfillment solutions (i.e., HepsiLojistik), see “—Business Overview—Order Fulfillment”;
(iii)	supplier and merchant financing options, see “—Supplier and Merchant Financing”; and
(iv)	advanced targeting and onsite advertisement solutions (i.e., HepsiAd), see “—Business Overview—Advertising Solutions Through HepsiAd.”

In addition, merchants in our Marketplace have access to our “Merchant Portal,” which offers automated campaign management, a merchant support center, business intelligence and support, proprietary merchant store management, and online courses features as well as our merchant-specific application, Hepsiburada My Business Partner. See “—Business Overview— Marketplace—Merchant Portal and Application” below.

Merchant Portal and Application

Our merchant portal is an interface through which our merchants control their listings and pricings, manage orders and sales, manage campaigns, track receivables, and benefit from online training courses on how to use our platform and increase their e-commerce sales (through our merchant training portal, Hepsiburada İş Ortağım Akademi). Our merchant portal is designed to provide our merchants with a fast and efficient tool to manage their operations on our Marketplace to ensure an improved merchant experience and promote a highly engaged merchant base.

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

Both the portal and the application feature a dedicated “Advertisement Management” tab, allowing merchants to independently manage their advertising campaigns. This tool provides access to various advertising products designed to boost product visibility and traffic. Merchants have full control over advertising solutions, enabling them to set budgets, determine bids, and select promotional content.

Direct Sales

We began our operations with 1P model Direct Sales in 2000. As of December 31, 2024, 2023 and 2022, Direct Sales represented 30.2%, 33.1% and 33.3% of our total GMV, respectively.

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

We source products in bulk and aim to leverage our bargaining power as a leading and trustworthy e-commerce platform to obtain competitive prices. We purchase inventory for our Direct Sales with one of three general types of payment terms: purchase basis, consignment basis or “sell and pay” (i.e., similar to the consignment basis but with payment due within 15 to 90 days after the inventory is sold) basis. Generally, we pay for inventory purchased on a purchase basis within a period of time after the inventory arrives at our fulfillment centers. We pay for inventory purchased on a consignment basis or “sell and pay” basis only after the products have been sold on our platform. The acquisition of inventory on a consignment or “sell and pay” basis allows us to use the proceeds of the sale of products to pay for the inventory of the products. Having a mix of the purchase basis, consignment basis and “sell and pay” basis for acquiring inventory gives us additional financial headroom for better cash management. In our online platform, Hepsiburada appears as the merchant for products sold via Direct Sales.

We generally engage cargo companies in Türkiye to provide long-haul transportation of products between our 10 fulfillment centers and our 21 sorting (transfer) hubs on an annual basis, which is renewable for further periods. Like all products sold through our Marketplace, products sold through Direct Sales are fulfilled at our fulfillment centers or suppliers’ warehouses and channeled to the relevant sorting hubs. From our fulfillment centers, parcels are delivered to customers through our various last-mile delivery channels (i.e., HepsiJet and other cargo firms).

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

Suppliers

In our Direct Sales business, we benefit from long-lasting relationships (i.e., more than three years of business relationship with approximately 20% of our suppliers as of December 31, 2024) that we have built with a wide range of our suppliers, who are either owners or distributors of global and local brands. We source directly from owners or licencees of these brands. These relationships enable us to offer a differentiated selection of products, including exclusive products. We make strategic procurements based on seasonality and competition through our dedicated teams and machine learning based procurement models. In addition, we enjoy direct procurement from key brands such as Apple, Casper, Oppo, Tefal, Rowenta, Eczacıbaşı, Spigen, Delta, Huawei Türkiye, Phillips, Vestel, Puma, Adidas, Mango and SharkNinja, both for new launches and existing products, enabling us to offer high-demand products through our Direct Sales simultaneously with the original equipment manufacturers as well as the ability to partner to offer value-added services, such as trade-in options for Apple and Samsung products, among others, delivery by appointment for Vestel products and chat support from live agents from several well-known brands, including Garnier, Apple and Xiaomi.

In our Direct Sales business, we aim to maintain a cash generating and profitable inventory of products and use machine learning forecasting tools to ensure efficient demand planning.

Supplier and Merchant Financing

We facilitate financing to our merchants (in the case of Marketplace) and suppliers (in the case of Direct Sales) enabling them to optimize their cash flow management. Through our supplier and merchant financing service, merchants and suppliers can collect their receivables on a discounted basis (i.e., reduced to account for commission and interest relating to the service) at a date earlier than their original collection date. To enable this, the suppliers and merchants use our service to access and collect funds equivalent to their receivables (with a discount subtracted), either from us, in which case we coordinate with our partner banks to borrow short-term financing, or directly from one of our partner banks under outstanding lines of credit. Concurrently, our platform submits the respective suppliers’ or merchants’ invoices, or information regarding the respective balances on our accounts, to the relevant bank as evidence of receivables. Until the due dates of the supplier/merchant receivables, we either incur a short-term borrowing liability or a trade payable, depending on whether we borrow funds on the supplier’s or merchant’s behalf or such supplier or merchant borrows directly from one of our partner banks, respectively. We then repay the principal amount pertaining to the short-term financing on their original collection date. We generate commission income from merchant and supplier financing transactions. Such commission is embedded in the interest rate that is charged by the bank to the relevant suppliers and/or the merchants. We receive our commission based on the amount of the loan from the banks once the loan is drawn by our suppliers or merchants. The program does not impose any financial risk on the Company’s financial statements. We may choose from time to time to extend or to reduce the volume of this program in parallel with related regulations (see Item 10.D. “Additional Information—Exchange Controls”) and/or depending on our net working capital requirements or our future plans.

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

As of December 31, 2024, there were over 297.5 million SKUs across 33 different product categories grouped under seven major domains on our platform. We categorize our GMV by domains. As of the date of this annual report, listings on our platform cover the following selection domains:

●	Appliances: This domain includes consumer electronics (TV), major domestic appliances (MDA) and small domestic appliances (SDA).
●	Mobile: This domain includes mobile phones and, as of 2024, tablets, wearable technology and consumer electronics (non-TV).
●	Fashion and Lifestyle: This domain includes apparel, shoes and bags, outdoor wear, sports equipment, watches, accessories, sunglasses, perfumery, gold and jewelry.
●	Home and Garden: This domain includes home textile, furniture, kitchenware, home improvement products and, as of 2024, automobile accessories and parts.
●	Technology: This domain includes computers, cameras and, as of 2024, (non-TV) gaming consoles. Until 2024, automobile accessories and parts were included in this category.

●	Supermarket: This domain includes fast moving consumer goods (FMCG), health and beauty, pet shop, cosmetics, mother and baby products and, as of 2024, food & beverage. Starting from 2023 and up until its closure, this category also included Hepsiburada Market. See “—Hepsiburada Market.”
●	Books and Hobbies: This domain includes books, toys, stationery, mobile devices accessories, games, musical instruments, digital products such as sweepstakes and gamified lotteries, and more. Until 2024, gaming consoles, wearable technology and consumer electronics were included in this category.

The following table sets forth our GMV breakdown by product domain for the year ended December 31, 2024:

	GMV
	(TRY billion)	% to total
Appliances	43.2	22.9%
Mobile	39.1	20.7%
Fashion and Lifestyle	26.0	13.8%
Home and Garden	25.7	13.6%
Technology	23.1	12.3%
Supermarket	20.9	11.1%
Books and Hobbies	9.2	4.9%
HepsiGlobal and Hepsiburada Seyahat	1.5	0.8%
Total	188.6	100.0%

Hepsiburada Market

Hepsiburada Market was an app-in-app initiative and on-demand delivery service focusing on delivering everyday needs for our customers with slotted delivery models. We took the strategic decision to end our Hepsiburada Market initiative in October 2024. Starting from 2023 and up until its closure, we monitored sales in Hepsiburada Market under the Supermarket domain.

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

As of December 31, 2024, 2023 and 2022, we had approximately 12.2 million, 11.9 million and 12.2 million Active Customers for each respective period.

For the year ended December 31, 2024, we had an NPS, an index ranging from (100) to 100 that measures the willingness of customers to recommend a company’s products or services to others, of 74 (according to the results of the market research conducted by FutureBright, a local research company, on behalf of Hepsiburada). Our NPS score was the highest in the Turkish e-commerce space, evidencing strong customer satisfaction on our platform.

Hepsiburada Premium

Hepsiburada Premium is a subscription-based loyalty program launched on July 1, 2022. Hepsiburada Premium replaced our previous loyalty program “Loyalty Club” which had been in place since August 2020. All memberships in Loyalty Club were canceled in line with the Loyalty Club’s rules in October 2022 and the program was dissolved. An annual membership option was introduced on November 10, 2023. As of December 31, 2024, we had 3.7 million Hepsiburada Premium members.

Hepsiburada Premium members have access to a range of benefits including but not limited to free delivery, free same-day and next-day delivery, 3% cashback (with a ceiling of TRY 25 per order) and subscription to a paid-TV channel called BluTV for a monthly subscription fee TRY 49.90 as of the date of this annual report. BluTV, which was fully acquired by Warner Bros. Discovery in December 2023, features an ever-expanding collection of Turkish content and a broad range of the best international series and shows from Warner Bros. Discovery. In July 2024, we partnered with Warner Bros. Discovery to extend the offering of a BluTV subscription as a privilege for Hepsiburada Premium members.

We value this program for its higher engagement and order frequency generated among its members. Our data in the fourth quarter of 2024 indicated that Premium customers’ monthly order frequency was 1.3 times the frequency they generated before joining the program.

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

Customer Payment Methods

Customers can pay for their purchases on our platform through the Hepsipay payment gateway with their Hepsipay e-money account, with loyalty points accumulated in their Hepsipay Wallet, with their Hepsipay prepaid card, with their credit card (either stored in their wallet or via an instant new card entry), with loyalty points accumulated under their affiliated credit card program, with their debit card (either stored in their wallet or via an instant new card entry), with the buy-now-pay-later option, with an instant shopping loan through banks and Hepsifinans, in addition to having the option to pay by wire-money-transfer, instant money-transfer (enabling transfers through the interfaces of selected banks), or digital wallets of selected banks. Furthermore, customers are able to pay via multiple credit cards in case their credit limits are insufficient to place an order with a single credit card.

Customers have four different methods to make their purchases in installments; installments through their credit cards (which can be with or without interest depending on the basket size and number of installments), buy-now-pay-later, instant shopping loans and general purpose loans. From time to time, we offer a “buy now start paying in 2 or 3 months” feature as an additional payment deferral option for credit cards (supported by most of our partner banks). Instant shopping loans at point of sale and general purpose loans through Hepsipay are provided through integrations with several leading banks. Customers also have the option to spend their general purpose loans outside of the Hepsiburada platform by applying the loans to top up their e-wallets and using the balance on their Hepsipay prepaid card. Depending on the payment method, and the campaign period in the year, the customer might bear the cost of a payment deferral or might be provided an interest free deferral option.

In order to provide instant shopping loans at point of sale, we act as the intermediary between leading Turkish banks that we have agreements with and the customers. Using this facility, customers instantly apply for shopping loans on our payment screen and once the bank approves lending, an amount equal to the purchase price of the relevant product is transferred to our accounts and our customers’ orders are placed. In 2024, this method was available for baskets between TRY 500 and TRY 150,000 until June 2024 (thereafter increased to baskets between TRY 3,000 and TRY 500,000) and up to a maturity of 36 months (lower in some categories where regulations limit the number of installments). Minimum and maximum limits vary depending on the bank. We receive a commission based on the amount of the loan from the banks once the loan is drawn by our customers.

Buy-now-pay-later is the first offering by Hepsiburada as a deferred payment facility in the Turkish e-commerce market. Hepsiburada promotes this offering under the “Hepsiburada Limit” brand. Once the customer applies for his/her Hepsiburada dedicated BNPL limit, the limit is calculated by using the scorecards that leverage both the retail shopping behavior of the customer at Hepsiburada, as well as the financial credit history of the customer at the Credit Bureau (KKB). The credit scorecards and policies are developed by our credit intelligence team in our financial services group, and are continuously enhanced as we collect new data from BNPL borrowers. We have also developed a partnership with one of the leading financial services groups in the market to leverage its customer credit behavior and credit scorecard development know-how. Customers can select to pay in up to 12 installments (lower in some categories where regulations limit the number of installments). Installments are automatically collected from the selected credit or debit card of the customer. We diligently manage credit risk in our BNPL while remaining focused on growth optimization.

Platform

Our online platform can be accessed via our website and our mobile applications providing our users constant real time access to our unified catalogue and tools at any time and in any place. All of our access channels offer the same listings ensuring a consistent offering and user experience.

Our users can browse and search within our catalogue and retrieve specific listings without having to register for an account. We aim to offer our users a simple and precise searching and browsing experience. Our users are able to access a product’s details by (i) browsing from the content categories menu placed on top of the main page or the opening screen in mobile applications and then refining the search with further filtering options, (ii) conducting text searches in the header menu, (iii) conducting detailed searches within each category, (iv) scanning the specific barcode of the product through our mobile application, (v) taking and/or uploading a picture of the product through our mobile application, and (vi) using a speech-to-text feature to search products on our mobile app.

For the years ended December 31, 2024, 2023 and 2022, we received 91%, 91% and 89%, respectively, of total user traffic through mobile access channels (mobile application and mobile website) with the remainder through the desktop website.

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

Below is a screenshot illustrating our website experience as of April 7, 2025 at www.hepsiburada.com.

Siparişlerim | Süper Fiyat, Süper Teklif | Yurt Dışından | Kampanyalar | Girişimci Kadınlar | Müşteri Hizmetleri | Hepsiburada Premium | Hepsiburada'da Satıcı Ol

hepsiburada
Premium'u keşfet

Ürün, kategori veya marka ara

Konum
Konum Seç

Giriş Yap
veya üye ol

0 Sepetim

Elektronik | Moda | Ev, Yaşam, Kırtasiye, Ofis | Oto, Bahçe, Yapı Market | Anne, Bebek, Oyuncak | Spor, Outdoor | Kozmetik, Kişisel Bakım | Süpermarket, Pet Shop | Kitap, Müzik, Film, Hobi

- Bu Fiyatlar Kaçmaz — Elektronik
- Fırsatlarla Dolu — ÇEYİZ ALIŞVERİŞİ — Alışverişe Başla
- 7/24 Altın Al — 1g — Hepsipay
- 3.000 TL Hepsipara — %3,89'DAN BAŞLAYAN FAİZ — Hepsipay
- İndirimli Fiyatlar — DÖRT DÖRTLÜK FIRSATLAR — Alışverişe Başla
- Fırsatları Keşfet — ALIŞVERİŞİN TOP LİSTESİ — Sevilen Ürünler
- 1.000 TL'ye Varan Kupon — Philips
- Hemen Keşfet — BAHAR FIRSATLARI — Küçük Ev Aletleri
- Alışverişe Başla — KARTSIZ PEŞİN FİYATINA 3 TAKSİT — Gıda ve İçecekler
- Acele Et Kaçırma — 24 SAAT 24 FIRSAT — Ev Elektroniği
- Ön Satış — Poco F7
- Fırsatları Yakala — BİRLİKTE AL KAZAN — Karaca

Nisana Özel
Oyuncaklarda
%70'E VARAN
İNDİRİMLER
CLASSIC
3 / 10

HER GÜN YENİLENEN
ELEKTRONİK
FIRSATLAR
En çok satan #12
Toshiba 65UA3E63DT 65" 165 Ekran...
Stok: 50
24.999,00 TL
Sepete Ekle

Popüler ürünlerden seçtik

SOL
AYAĞIM

En çok satan #5
Sol Ayağım - Christy Brown
17

Premium fırsat
rlama Önleyi
Yastık
Reklam
NHR

NHR HOME Ortopedik, Silent Sleep, Sessiz Uyku Yastığı
38

Avantajlı

Chakra Sobeska 3'lü El Havlusu 30X50 cm Beyaz/marin Mavi
163

Cigit Papatya Desenli Oversize Şortlu Takım Lacivert
22

Avantajlı

Peşin fiyatına 3 taksit*
Chakra Zigzag 2'li Paspas 50X70 cm Ekru/bej

En Avantajlı
İLBER ORTAYLI
GEL DÜNYAYI KEŞFEDELİM

Gel Dünyayı Keşfedelim - Gezgin Bir Tarihçinin Seyahat Defteri -...
118

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

In 2024, 91% of all sessions originated from mobile channels (i.e., mobile application and mobile website). For the years ended December 2024, 2023 and 2022, our mobile applications were downloaded 17.1 million, 23.3 million and 32.8 million times, respectively.

Below is a screenshot from Hepsiburada’s main page on our iOS application:

On January 17, 2025, Hepsiburada announced a strategic collaboration with Vodafone Türkiye aimed at enhancing customer experience in the e-commerce and telecommunication sectors. The collaboration integrates the new “Hepsiburada for Vodafone Users” platform into the Vodafone Yanımda app, which has over 16 million users. We manage the end-to-end e-commerce operations on this new platform, providing easy access to our entire selection. Customers shopping on this platform benefit from rewards, including free data, special discounts, and promotions. The collaboration also provides additional benefits to new Vodafone Red members, including a complimentary one-year membership to Hepsiburada Premium.

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

The delivery fee charged to a customer depends on the delivery method, product volume and transaction amount. As of December 31, 2024, delivery fees were waived for all orders for Hepsiburada Premium members. See “—Hepsiburada Premium.”

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

We launched the HepsiLojistik model in late 2020. Through the HepsiLojistik model, we provide fulfillment services on behalf of merchants through our fulfillment and logistics infrastructure, using all our fulfillment centers across Türkiye which provide 24/7 fulfillment operations capability. As of December 31, 2024, we provide fulfillment services to 151 companies.

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

Delivery

We offer our customers a comprehensive selection of delivery options, including:

(i)

standard delivery by (a) our last-mile services (through HepsiJet) see “—Strategic Assets—HepsiJet,” which is generally within two calendar days (and on the next-day/same-day in metropolitan areas), or (b) through other cargo companies (merchants typically choose which cargo company they would like work with);

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

We also offer two-man cargo handling service through HepsiJet, which we refer to as HepsiJet XL, addressing the need for high quality and reliable service in that segment. Since 2023, HepsiJet provides this service in all 81 cities in Türkiye. HepsiJet also offers scheduled return pick-up for such oversized products. HepsiJet’s two-man cargo handling service is highly appreciated by customers, evidenced by an approximately 99% customer satisfaction score in 2024 according to our internal reporting.

For the years ended December 31, 2024, 2023 and 2022, we, as Hepsiburada, delivered approximately 107 million, 91 million and 81 million packages, respectively. This represented a year-to-year increase of 17% from 2023 to 2024 and 13% from 2022 to 2023.

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

(v)

Influencer marketing: We work with more than 10 thousand influencers under a revenue share model where our influencers generate commission income based on our sales generated through them. We also make use of a “social commerce” model. Any platform members can share products from our platform with their community and earn cash points when others make purchases through their link. These cash points can be redeemed on our platform to pay for items in lieu of cash. In the year ended December 31, 2024, there were over 2.5 million such sharings.

We allocate a majority of our marketing budget to online marketing channels. For the year ended December 31, 2024, approximately 77% of our marketing budget was allocated to online marketing channels (e.g., website advertisements) compared to 76% in 2023 and 77% in 2022, the remainder being allocated to offline marketing channels (e.g., billboards).

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

Over the past two years, we have improved the performance of our product ads, expanding merchants’ ads inventory on search and display monetization, as well as providing a reporting dashboard analytics and insights offering to merchants. In 2024, we continued monetizing our advertisement services by increasing the adoption of HepsiAd’s solutions by our merchants. During the year ended December 31, 2024, around 35 thousand merchants used our advertising solutions.

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

HepsiJet

See “—Logistics Infrastructure — Last-mile Delivery.”

Hepsipay

Hepsipay is the flagship company of our financial services operations, which also include Hepsi Finansal, Hepsifinans in addition to Hepsipay.

Hepsipay acquired its license as an e-money and payment services provider in Türkiye on February 20, 2016, and Hepsiburada became the first e-commerce platform with a subsidiary holding such license to provide a wide range of services both to Hepsiburada and other merchants (according to the Central Bank’s list of such providers as well as the licensing conditions of these providers).

We launched Hepsipay Wallet in June 2021 as an embedded wallet that enables payments on our platform. Hepsipay Wallet offers customers innovative payment solutions and services such as one-click check-out, multi-credit card payment, store credit, prepaid card, charge to mobile phone billing, secure payments and money transfers to other wallet customers. Consumers also can receive cashback from purchases on our platform when promotional campaigns are run as well as through our Hepsiburada Premium program. Since its debut, Hepsipay Wallet has continued its rapid penetration within our platform, recording 17.9 million Hepsipay Wallet customers (representing those users who have opened their wallet account by giving the required consent to Hepsipay) as of December 31, 2024.

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

Since the first quarter of 2022, we offer the first end-to-end digital “Buy-Now-Pay-Later” solution for e-commerce in the Turkish market which provides customers the opportunity to complete their purchase and submit payment a month later or in up to 12 monthly installments. BNPL purchase limits are defined based on the financial history of consumers based on their record at the Credit Bureau of Türkiye and shopping behavior at Hepsiburada. As of December 31, 2024, our BNPL solution had been used by over 561 thousand customers with approximately 3.3 million orders processed through our non-card affordability solutions (including BNPL, shopping loans and consumer finance loans). In December 2022 and 2023, in connection with our BNPL solution, we were awarded the Golden PSM (“Payment Systems Magazine”) award in the “Innovative Customer Interaction and Experience” category by Payment Systems Magazine, a highly regarded Turkish publication.

In January 2024, we launched our consumer finance offering through Hepsifinans, in addition to those offered by leading banks already available through our platform. With our own consumer finance company, we believe we leverage the shopping behavior of Hepsiburada customers in our credit decisions, provide a seamless, custom-made user experience to our customers, while extending loans with more favorable payments terms compared to BNPL.

As part of our plans to externalize our services, in May 2023, Hepsipay launched the Hepsipay prepaid card available through the Hepsipay Wallet, targeting also physical retail points in Türkiye. As of December 31, 2024, approximately 2.0 million Hepsipay prepaid cards had been issued through the Hepsiburada mobile app. The Hepsipay prepaid card is linked to a QR payment feature allowing customers to use it at any off-line retailer that accepts QR payments in addition to any online retailer. On October 10, 2023, we announced that Hepsiburada had entered into a five-year agreement with Visa, a world leader in digital payments, to ensure that Hepsiburada’s digital prepaid cards are accepted worldwide for both online and physical purchases. With this partnership, Hepsipay prepaid cards bear the Visa logo and are accepted at any point of sale outside the Hepsiburada platform.

Further, in July 2023, we launched Hepsipay’s one-click check-out (Pay with Hepsipay) service offering integration with key account merchants. As of December 31, 2024, the one-click check-out solution was integrated into the online check out system of 140 key account retailers in Türkiye. Through this offering, Hepsipay has gained a share of these retailers’ online sales by enabling payment with cards stored on Hepsipay Wallet. By delivering on our plans, we aim to become a leading Fintech player in the Turkish financial services sector.

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

Hepsiburada Global B.V. was incorporated in 2023 in the Netherlands with the goal of facilitating our integration with European payment solutions and marketplaces. Hepsiburada Global Elektronik Hizmetler was established as a subsidiary in Türkiye on March 29, 2024 with the goal of facilitating our global expansion activities and cross-border e-commerce operations.

With the increased number of international merchants actively selling on Hepsiburada, we aim to grow this business by enabling merchants in Türkiye to make sales outside the country. In 2023, we initiated a strategic testing phase for our business model in the Azerbaijani market. In early 2024, we tested a similar model in Ukraine, which we terminated later in the year as a strategic commercial decision. In October 2024, we entered into a commercial partnership with Jumia Technologies AG, which remains in its preparatory phase as of the date of this annual report. We are currently collaborating with other marketplaces in the Middle East and in Eastern Europe through integrations and consignment models. We may seek further expansion through integrations into other marketplaces in upcoming years.

Our revenues from sales outside Türkiye were not material for the year ended December 31, 2024.

Hepsiburada Seyahat

Until the end of March 2024, Hepsiburada’s complementary business, Hepsiburada Seyahat, conducted airline and bus ticketing operations under a travel agency license granted in February 2021. Hepsiburada Seyahat offered airline tickets of major local and global airlines, with competitive prices. The contribution of the Hepsiburada Seyahat business to the Company’s GMV was not material for the years ended December 31, 2023 or 2024.

We paused the operations of Hepsiburada Seyahat with effect from the close of business on March 31, 2024 pending a further strategic review.

Logistics Infrastructure

Fulfillment Center Network

Our logistics infrastructure comprises a network of 10 fulfillment centers across Türkiye, including our Gebze fulfillment center which is one of the largest dedicated e-commerce operation centers in the region. Our fulfillment centers, including regional warehouses, encompass a total area of around 171 thousand square meters. As of December 31, 2024, we have 21 transfer centers which are central to our infrastructure.

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

In 2024, our fulfillment centers enabled us to dispatch 2.26 times the volume of products at peak times (calculated as the ratio of products handled on Legendary Friday (which takes place in November) to the average daily number of products handled in 2024). Our fulfillment centers and the ability to quickly setup new temporary fulfillment centers for short periods enabled us to store more than 8.4 million items at peak times, as of November 2024, with storage at peak times of 1.6 times more than the usual number of items, based on peak volumes in November 2024 compared to the 2024 on average.

For additional information on our fulfillment center network see Item 4.D. “—Property, Plant and Equipment” below.

Last-mile Delivery

To complement our logistics infrastructure responsible for delivery and fulfillment, we also provide last-mile delivery services, which is the delivery of the products to their final destination from our fulfillment centers (for Direct Sales and Marketplace operations run on a HepsiLojistik model basis) or from our merchants’ warehouses (for Marketplace operations run on a FBM basis). We also serve external third parties (i.e., parties that are not our merchants or our customers) as a last-mile delivery service (which represented approximately 34.6% of the total volume handled by HepsiJet in 2024).

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

As of December 31, 2024, HepsiJet operated in all 81 cities in Türkiye with 249 cross-docks. During 2024, HepsiJet continued its focus on increasing its Marketplace penetration and its average delivery time. For the year ended December 31, 2024, HepsiJet’s average penetration in Marketplace reached 66% from 61% in 2023. Furthermore, average delivery times for the years ended December 31, 2024, 2023 and 2022, were 1.7, 1.7 and 1.7 days respectively, as compared to the average delivery time of 2.3 days for 2024 among third-party last mile delivery services providers delivering orders sold on Hepsiburada platform.

For the same period, HepsiJet delivered approximately 81% of its orders from Direct Sales by the next day during 2024. Our 3,911 carriers (i.e., motorcycle and truck carriers) as of December 31, 2024 are independent contractors and we also subcontract additional carriers as necessary through several delivery services providers.

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

HepsiJet also provides a two-man cargo handling service, which we refer to as “HepsiJet XL”, in all 81 cities in Türkiye since February 2022. HepsiJet offers scheduled return pick-up also for such oversized products. Overall, HepsiJet XL delivered nearly 68% of parcels in our Marketplace and Direct Sales operations in 2024.

PUDO Points (HepsiMat)

As part of our delivery services, we have a network of customer collection points (referred to as PUDO points in this annual report or HepsiMat) from which our customers are able to pick-up their purchases or at some of them, drop off their returns. As of December 31, 2024, we had 8,061 HepsiMat points located in all 81 cities in Türkiye. Our HepsiMat points are generally located in parcel drop off service points of other delivery companies, distributor networks of other retailers, and gas stations. Some of these collection points are marked with a HepsiMat sign, and all are available as long as such points are open for business.

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

As of December 31, 2024, we had 1,032 employees dedicated to technology operations (857 of which are part of the “Hepsiburada technology” team and the remaining are part of the “Hepsiburada operations” team which partly comprises the HepsiJet technology team). In addition, as of the same date, we had 65 product function teams dedicated to a particular technology product. Our technology operations are directly supported by our four state-registered research and development centers in strong cooperation with leading Turkish universities. This, coupled with the attractiveness of our tech stack diversity, position us as one of main destinations for top engineering and product talent.

Technology Infrastructure

We rely on two separate and synchronized data centers located in Istanbul and Kocaeli, Türkiye which help ensure operational continuity. We own and operate the server hardware, network, storage devices and backup systems in both data centers. We employ redundancy architectures, outage procedures and data protection practices on all our technology systems which enabled us to reach over 99.9% availability in 2024, 2023 and 2022. As part of our technology infrastructure, we established an incident management team that monitors, documents and addresses all incidents and alerts across the online platform on a 24/7 basis. In order to maintain capacity management flexibility, we have established access to cloud systems allowing us to utilize cloud services whenever extra capacity is needed. Within the last five years, we upgraded our technology infrastructure through our in-house product function teams to ensure high customer experience on our platform. For example, we replaced the search and navigation system with an in-house system, implemented a new recommendation engine, replaced our central order management system and improved customer checkout systems.

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

We rely on our trademark to protect our brand name and logo, which is used on our online platform, internal and external communications, corporate identity and invoices. Our “hepsiburada” and “hepsiburada.com”, as well as our “hepsiglobal”, “hepsijet”, “hepsipay”, “hepsifinans”, “hepsifinansman”, “hepsiexpress/hepsiburada market”, “hepsimat”, “hepsiad”, “hepsilojistik”, “hepsiburada işortağım” and “hepsifly/hepsiburada seyahat” brands and logos are protected as registered trademarks with the Turkish Patent and Trademark Office (“TPTO”) under various classes and forms, and we own the “hepsiburada.com”, “hepsipay.com.tr”, “hepsipay.com”, “hepsifinansman.com”, “hepsifinans.com”, “hepsijet.com.tr”, “hepsijet.com”, “hepsiad.com”, “hepsilojistik.net”, “hepsiburadaisortagim.com”, “hepsiburadaseyahat.com”, “hepsiexpress.com.tr”, “hepsiexpress.com”, “hepsifly.com.tr”, “hepsifly.com”, “hepsiglobal.com” and “hepsiglobal.com.tr” domain names.

To protect our intellectual property rights, we register trademarks that have adjacent orthography or are related to our business operations. As of December 31, 2024, we had 545 registered trademarks with the TPTO (excluding our subsidiaries’ trademarks). In addition, our “Hepsiburada.com” trademark is registered with the TPTO as a well-known trademark providing us with enhanced protection in other business activity classes in Türkiye. If we detect any breach of our intellectual property rights by third parties, in particular breaches related to our trademark, we actively seek to take appropriate protective measures.

Along with our existing trademarks and pending trademark filings, certain components of our website and mobile applications, including the design, codes, website and mobile application contents, images, software integrations and interfaces are under copyright protection under Turkish copyright regulations. As of December 31, 2024, we held three patents in Türkiye as D-Market and two patents as HepsiJet. As of the same date, we also had eight pending patent applications as D-Market as well as eight pending patent applications as HepsiJet.

Regulatory Overview

Various aspects of our business are subject to Turkish laws and regulations, including the following:

(i)

The Law on Protection of Personal Data (Law No. 6698) published in the Official Gazette dated April 7, 2016, and numbered 29677 (the “Law on Protection of Personal Data”) is applicable to all of our online services that involve the retrieval of personal data from our users. We are required to retrieve, process, store, and destroy personal data in accordance with the relevant provisions of the Law on Protection of Personal Data. For additional information on the impact on our business of the Law on Protection of Personal Data, and of similar laws in other jurisdictions, see Item 3.D. “Key Information—Risk Factors—Risks Relating to our Business and Industry—Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.” An amendment adopted on March 12, 2024, changed the provisions regarding data transfers abroad (abolishing the option to rely solely on explicit consent, subject to some exceptions) and processing of sensitive personal data. All data controllers had to comply with the changes as of June 1, 2024, except with respect to the amendment regarding transfers of personal data abroad, which came into effect on September 1, 2024. Regarding the transfer of personal data abroad, the Personal Data Protection Board (the “PDP Board”) was granted the authority to issue adequacy decisions for sectors or international organizations. Additionally, data transfers were made possible through binding corporate rules or standard contracts depending on the situation. The notification period for standard contracts to the Authority was set at five business days, with administrative fines introduced for non-compliance. The same amendment also includes changes regarding sensitive personal data. The new amendments provide several legal grounds for processing sensitive personal data in addition to obtaining explicit consent.

(ii)

The Law on Protection of Consumers (Law No. 6502) published in the Official Gazette dated November 28, 2013, and numbered 28835 (the “Law on Protection of Consumers”) is applicable to all of our online services to the extent our users qualify as consumers under Turkish law. We are required to protect our users’ rights in accordance with the relevant provisions of the Law on Protection of Consumers, which regulates consumer rights (which were expanded with the amendments to the Law on Protection of Consumers that were published in the Official Gazette dated April 1, 2022), from delivery of products or services, to the establishment of contractual agreements. Pursuant to the Law on Protection of Consumers, consumer disputes can be raised at a consumer arbitral tribunal, at a provincial consumer arbitral tribunal or at a consumer court, depending on the amount at issue in the dispute.

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

On July 1, 2022, the Turkish Parliament approved an amendment to the E-Commerce Law with the aim of preventing unfair competition, a harmful competitive environment and monopolistic commercial practices in the Turkish e-commerce market. The amendments were announced in the Official Gazette on July 7, 2022. The E-Commerce Law was further amended on October 30, 2024. The Regulation on Electronic Commerce Intermediary Service Providers and Electronic Commerce Service Providers (“E-Commerce Regulation”) was announced in the Official Gazette numbered 32058 on December 29, 2022. The E-Commerce Regulation has replaced the Regulation on Service Providers and Intermediary Service Providers in E-Commerce published in the Official Gazette dated August 26, 2015, and numbered 29457. The E-Commerce Regulation was further amended on March 8, 2025. We are required to comply with various provisions under the E-Commerce Law and E-Commerce Regulation and may face administrative fines which varies based on the nature of the non-compliance. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Türkiye—Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.”

The provisions of the amendments of both the E-Commerce Law and the E-Commerce Regulation, which may apply to us acting as an electronic commerce intermediary service provider, include but are not limited to the following:

●	In the E-Commerce Law, electronic commerce intermediary service providers are classified according to their net transaction volumes referring to the sum of the values of final invoices or invoice substitute documents (excluding cancellations and returns) that must be issued for the contracts made and orders placed in a certain period through the electronic commerce marketplaces where electronic commerce intermediary service provider provides intermediary services, or, for electronic commerce service providers, its own electronic commerce environments that do not qualify as electronic commerce marketplaces. Hepsiburada’s Net Transaction Volume in 2024 was below the TRY 160,426.1 million threshold.
●	For all electronic commerce intermediary service providers:
o	a requirement to provide certain information regarding electronic commerce service providers and transaction methods on the marketplace’s homepage, to verify this information and to ensure that this information is up to date, with certain exceptions;
o	a prohibition against unfair commercial practices in electronic commerce. In addition, Article 11(6) of the E-Commerce Regulation lists additional practices which would only constitute unfair commercial practices for large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation);
o	a ban on the sale of goods which bear the trademark of itself (electronic commerce intermediary service provider) or the persons with whom it has economic integrity;
o	an administrative fine and a ban on marketing and promotion activities in online search engines by using the registered trademarks constituting the main element of the domain name of an electronic commerce service provider, without its consent; and
o	a requirement to include mandatory elements of intermediation contracts concluded between electronic commerce intermediary service providers and electronic commerce service providers. The E-Commerce Regulation, which was most recently amended effective March 8, 2025, provides for additional mandatory elements for the intermediation contracts of medium, large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). In the future, in case of further amendments to these provisions or the emergence of certain common practices in the market as a result of application of these provisions or due to the decisions of judicial or regulatory authorities regarding these regulations or their interpretation, we may need to adjust our operations.
●	Furthermore, a new obligation was introduced for electronic commerce intermediary service providers operating in Türkiye whose Net Transaction Volume is over TRY 53,475.4 million in a calendar year and the number of transactions (excluding cancellations and returns) is over one hundred thousand, to obtain and annually renew an e-commerce license upon payment of a license fee.

The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Volume derived from within Türkiye for the prior calendar year such that the effective license fee applied would be the sum of progressively higher proportions of the electronic commerce intermediary service provider’s Net Transaction Volume exceeding the thresholds specified in the E-Commerce Law. For example, where the Net Transaction Volume is between TRY 53,475.4 million and TRY 106,950.7 million, the license fee is calculated as the three per ten thousand of the amount exceeding TRY 53,475.4 million. In case Net Transaction Volume is between TRY 106,950.7 million and TRY 160,426.1 million, the license fee is the sum of the above amount, plus five per thousand of the part exceeding TRY 106,950.7 million.

Article 9 of the Law On Amendments To The Law On Consumer Protection And Certain Other Laws published on October 30, 2024 stipulates that certain specified sales and expenditures may be deducted from the Net Transaction Volume used as the basis for calculating license fees, up to multiples of such amounts decreasing annually from four times in 2024 to three times in 2025 and to two times from 2026 onwards.

To benefit from this provision, the Net Transaction Volume of the electronic commerce intermediary service providers must not exceed 20% of the electronic commerce volume calculated by the Turkish Ministry of Trade using data from the Electronic Commerce Information System (ETBIS).

This provision went into effect on January 1, 2025. We paid a license fee in the amount of TRY 180.0 million on March 27, 2025.

●	For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 53,475.4 million: (in addition to the restrictions above) a prohibition on providing accessibility between their own electronic commerce environments and promoting each other in these environments, restrictions on data usage and sharing, an obligation to notify share transfers and an obligation to submit an independent audit report and a regulatory compliance report to the Turkish Ministry of Trade.
●	For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 160,426.1 million and the number of transactions excluding cancellations and returns is above one hundred thousand: (in addition to the restrictions above) limits on the total amount of advertising and marketing expenditures and customer discounts.
●	For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 320,852.2 million and the number of transactions excluding cancellations and returns is above one hundred thousand: (in addition to the restrictions above) restrictions from engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing (announcement) activities within its platform and the provision of last-mile delivery (postal and transport) services to third parties.

We are not subject to all of the above-listed obligations, as the E-Commerce Law and the E-Commerce Regulation provide for different obligations depending on the annual Net Transaction Volume and number of transactions pertaining to electronic commerce intermediary service providers and electronic commerce service providers. The monetary thresholds in Additional Article 2, Additional Article 3 and Additional Article 4 of the E-Commerce Law (including the monetary thresholds for annual Net Transaction Volumes) were increased by half with the Presidential Decree No. 6829 dated February 22, 2023, and again by the Turkish Ministry of Trade on February 28, 2024 and most recently by the Turkish Ministry of Trade on February 26, 2025. Depending on our annual Net Transaction Volume and number of transactions, the scope of our obligations under the E-Commerce Law and the E-Commerce Regulation may be subject to change. Current thresholds are listed as below:

Article	Subject	2025 Threshold
Additional Article 2(2)

Data usage and sharing, Accessibility between e-commerce environments, Share transfer notifications, Independent audit report, Regulatory compliance report (electronic commerce intermediary service providers)

TRY 53,475.4 million
Additional Article 2(3)

Advertisement Budget, Discount Budget, Prohibition of restriction on the commercial relations, advertisement through alternative channels for the electronic commerce service provider (electronic commerce intermediary service providers)

TRY 160,426.1 million
Additional Article 2(4)	Payment Services, Postal and Transport Services, Listing and Announcement Services (electronic commerce intermediary service providers)	TRY 320,852.2 million
Additional Article 4(1)	Minimum net transaction volume for e-commerce license obligation	TRY 53,475.4 million
Additional Article 4(3)(a)	Net transaction volume to which a marginal rate of 0.03% will be applied for the calculation of e-commerce license fee	TRY 53,475.4 million – TRY 106,950.7 million
Additional Article 4(3)(b)	In addition to the above amount, net transaction volume to which a marginal rate of 0.5% will be applied for the amount exceeding the above threshold for the calculation of e-commerce license fee	TRY 106,950.7 million – TRY 160,426.1 million
Additional Article 4(3)(c)	In addition to the above amounts, net transaction volume to which a marginal rate of 1% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 160,426.1 million – TRY 213,901.5 million
Additional Article 4(3)(c)	In addition to the above amounts, net transaction volume to which a marginal rate of 5% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 213,901.5 million – TRY 267,376.8 million
Additional Article 4(3)(d)	In addition to the above amounts, net transaction volume to which a marginal rate of 10% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 267,376.8 million – TRY 294,114.5 million

Article	Subject	2025 Threshold
Additional Article 4(3)(e)	In addition to the above amounts, net transaction volume to which a marginal rate of 15% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 294,114.5 million – TRY 320,852.2 million
Additional Article 4(3)(f)	In addition to the above amounts, net transaction volume to which a marginal rate of 20% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 320,852.2 million – TRY 347,589.9 million
Additional Article 4(3)(g)	In addition to the above amounts, net transaction volume over which a marginal rate of 25% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 347,589.9 million

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

According to the Law on Internet Crimes and the E-Commerce Law, we, as a hosting service provider and as intermediary service provider, respectively, have no liability in relation to the content listed by third parties or any illegality related to goods listed or services provided by such third parties on our platform, unless we receive a notification of the unlawful or illegal content and do not take any action (including removing unlawful content). If we receive a complaint from a third-party intellectual property right owner related to an illegal activity and/or content (including intellectual property infringement or sale of counterfeit product), on condition that the third-party intellectual property right owner submits all the mandatory information and documents as detailed in Article 12 of the E-Commerce Regulation, we remove the product/products subject to the complaint within 48 hours, and then we inform the third-party intellectual property right owner and seller of the product with explanations about the seller’s right to object. If the seller objects by submitting the documents and information specified in the E-Commerce Law in full, and it is clearly understood from the information and documents that the seller is right in his/her objection, we re-publish the product for sale within 24 hours and we inform the third-party intellectual property right owner and the seller. We may also unilaterally suspend a merchant’s account or terminate a merchant’s agreement if we receive a claim and detect that such merchant has engaged in unlawful or illegal activity or posted unlawful or illegal content (including by infringing third-party intellectual property rights or selling counterfeit products). See “—Marketplace—Merchants,” Item 3.D. “Key Information—Risk Factors—Legal and Regulatory Risks—We may be impacted by fraudulent or unlawful activities of merchants, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability” and Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We operate platforms that include third parties over whose actions we have only partial control.” See also Item 3.D. “Key Information—Risk Factors—Risks Relating to Türkiye—Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.”

(v) The Regulation Amending the Regulation on Measures to Prevent Laundering of Proceeds of Crime and Financing of Terrorism (Decree No: 9305), the Regulation Amending the Regulation on the Compliance Program Regarding Obligations to Prevent Laundering of Proceeds of Crime and Financing of Terrorism, and the Communiqué Amending the General Communiqué of the Financial Crimes Investigation Board (Serial No: 5) (Serial No: 26), published by MASAK in the Official Gazette dated December 25, 2024, include provisions regarding electronic commerce intermediary service providers.

Following these amendments, medium, large, or very large-scale electronic commerce intermediary service providers carrying out transactions with electronic commerce service providers have become subject to Law No. 5549 on Prevention of Laundering Proceeds of Crime and its secondary regulations, without any transaction limit. As a result, electronic commerce intermediary service providers are required to verify the identity of electronic commerce service providers in accordance with the provisions set forth in this legislation. Furthermore, the Company is required to appoint a compliance officer. Failure to comply with these regulations may result in an administrative fines of TRY 226,671 for each unverified electronic commerce service provider and approximately TRY 3.8 million in case of non-appointment of a compliance officer. The Company appointed a Compliance Officer and Deputy Compliance Officer on January 24, 2025. We have initiated an internal program to ensure that the identity verification processes for our existing electronic commerce service providers, as well as newly acquired clients, are conducted in full compliance with the relevant regulatory requirements.

(vi)

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

(vii)

The Regulation on Distance Contracts published in the Official Gazette dated November 27, 2014, and numbered 29188 (the “Regulation on Distance Contracts”) is applicable to our operations to the extent we execute distance contracts with our users (that are defined as consumers under Turkish law) while we are providing services. We are required to comply with various obligations under the Regulation on Distance Contracts. With the Regulation on the Amendment of the Distance Sales Contracts’ Regulation published in the Official Gazette on August 23, 2022, that entered into force on October 1, 2022, obligations of intermediary service providers have been extended, in particular with respect to provision of information to consumers and authorities. In addition, inter alia, the following amendments were made to be effective as of January 1, 2026 (originally stated as of January 1, 2024, with an initial extension to January 1, 2025).

●	In case the consumer exercises the right of withdrawal, return costs can be charged to the consumer provided that it is included in the distance sales contract, except in cases where consumers return defective products as defined in the Regulation on Distance Contracts.
●	The exceptions to exercise the right of withdrawal are expanded and it is stated that the consumer cannot exercise his/her withdrawal right for the following products purchased and/or contracts executed:
●	Movables and drones that are required to be registered with the Traffic Registry,
●	Mobile phones, smart watches, tablets and computers,
●	Contracts concluded by public auction in the form of a live auction, and
●	Products of which the installation and configuration are fulfilled by the seller or authorized technical service in accordance with the user manuals.

The Turkish Ministry of Trade is the competent authority for imposing fines on service providers and intermediary service providers under the E-Commerce Law, Regulation on Commercial Communication, E-Commerce Regulation and the Regulation on Distance Contracts.

(viii) With the amendment made to the Income Tax Law No. 193 in accordance with the “Law on Amendments to Tax Laws and Certain Laws and the Decree Law No. 375” published on August 2, 2024, as of January 1, 2025, the Company is obliged to deduct withholding tax on behalf of merchants selling through our platforms, as an offset to the income taxes payable by such merchants, due to the Company’s role as an intermediary service provider, as defined in the E-Commerce Law. In this regard, on December 22, 2024, a Presidential Decision numbered 9284 was published in the Official Gazette which set the rate of withholding tax payable by such merchants at 1%, commencing on January 1, 2025.

In addition,

(a)

HepsiJet carries out its activities under the licenses issued by the Turkish Information Technologies Authority and the Ministry of Transportation, and is under the regulatory oversight of such governmental authorities;

(b)

Hepsipay carries out its activities under the license issued by the Turkish Banking Regulation and Supervision Agency, and is under the regulatory oversight of Central Bank, which published the Payment Services Regulation and the Payment Services Communiqué in December 2021. The Payment Services Regulation and the Payment Services Communiqué required Hepsipay to comply with certain minimum levels of collateral, equity and diligence by September 30, 2023 (following a number of extensions to the original deadline). Moreover, on October 7, 2023, the Central Bank introduced certain amendments to the Payment Services Regulation within key areas, including, among others, digital wallets, payment service providers, e-money issuers, card-based payment instruments, the scope of Central Bank permissions for share transfers, and the protection of payment funds. Notably, the amendments impose new requirements on payment service providers such as Hepsiburada to obtain certain licenses and authorizations for their activities, including an operating license for providers offering digital wallet services and an authorization for digital wallet service providers involved in transferring funds to issue electronic money. These new statutory permits were initially due to be obtained from the Central Bank by October 7, 2024 and the Central Bank has extended the deadline until April 7, 2025. Hepsipay obtained the necessary licence permits for its digital wallet services on January 10, 2025.

Further, on January 27, 2024, the Official Gazette published the Communiqué on the Redetermination of Minimum Equity Amounts for Payment and Electronic Money Institutions, revising the minimum equity amounts for payment and electronic money institutions set forth in the Payment Services Regulation. Payment and electronic money institutions were mandated to adhere to the updated minimum equity requirements by June 30, 2024, when the communiqué came into effect. Following this date, Hepsipay inadvertently had a 54-day period in which its capital level was below the minimum regulatory thresholds of TRY 55 million. Hepsipay raised its capital to above the minimum regulatory threshold as soon as information regarding this breach was discovered, but in line with regulatory requirements, the infringement was reported to the Central Bank. Although Hepsipay has never intentionally had insufficient capital and its shareholder increased such capital to comply with regulations at the first instance such requirement was apparent, this may still result in a fine. The Central Bank may in its discretion impose an administrative fine on Hepsipay ranging from TRY 209,984 to TRY 4,724,676 for the year 2024 for this infringement. Except as set forth above, Hepsipay believes it has complied with its obligations under the communiqué as of the date of this annual report.

Within the scope of the Communiqué on the Management and Supervision of IT Systems of Payment Institutions and Electronic Money Institutions, regular independent audit required to be performed every two years. As a result of the independent audit conducted during April 2024, the Central Bank notified the Company that it had identified seven instances of non-compliance by the Company with the Communiqué on the Management and Supervision of IT Systems of Payment Institutions and Electronic Money Institutions, relating to asset management, outsource management and software change management processes. The Central Bank requested that the Company provide a written response, including an action plan to remedy the identified instances of non-compliance within one month. The Central Bank may in its discretion impose administrative fines on the Company ranging from TRY 209,984 to TRY 4,724,676 for the year 2024 for each breach. If an administrative fine is imposed by the Central Bank, the Company has a right to appeal the imposition of such fine to the Turkish Criminal Court of Peace. See Item 3.D. “Key Information—Risk Factors–Legal and Regulatory Risks—We are subject to laws and government regulations applicable to payment services and consumer finance businesses, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.”

(c)

Prior to its discontinuance in March 2024, Hepsiburada Seyahat carried out its activities under the license issued by the Turkish Ministry of Culture and Tourism and was under the regulatory oversight of such governmental authority;

(d)	HepsiGlobal is subject to consumer protection regulations as well as relevant customs regulations:
●	for inbound and outbound operations in Türkiye, Turkish customs regulations are applied, including August 2024 amendments that reduced the value limit, from €150 to €30, for simplified processing of imported consumer goods sent to individuals by mail or express courier and raised the applicable Single and Fixed Duty for such goods, from 20% to 30% for goods imported from the EU and from 30% to 60% for goods imported from non-EU countries, as a result of which we have downsized our HepsiGlobal operations, and

●	for operations in other markets (including the Azerbaijani market) applicable customs and VAT regulations of the relevant country will be applicable;
(e)	Hepsifinans carries out its activities under the permission by the Turkish Banking Regulation and Supervision Agency, and is under the regulatory oversight of such governmental authorities.

Accordingly, Hepsipay, Hepsifinans, HepsiJet, HepsiGlobal and Hepsiburada Seyahat are under an obligation to comply with the regulations issued by the abovementioned authorities as well as the Law on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions No: 6493 (Hepsipay), Highway Transportation Law No. 4925 and Law on Postal Services No: 6475 (HepsiJet), and Law on Travel Agencies and the Association of Travel Agencies No: 1618 (Hepsiburada Seyahat) and Law On Financial Leasing, Factoring, Financing and Saving Financing Companies No: 6361- (Hepsifinans). Hepsiburada, HepsiPay, Hepsifinans and HepsiJet are also subject to the Turkish Financial Crimes Investigation Board (MASAK) rules and regulations.

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

C. Organizational Structure

We are a joint stock company incorporated under the laws of Türkiye. Since January 29, 2025, we are controlled by Kaspi, which owns 65.41% of our share capital.

Our operating subsidiaries include D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. (“D-Ödeme”), D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. (“D-Fast”), Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”), Hepsburada Global B.V. and Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş., all of which are wholly owned by us. With the exception of Hepsiburada Global B.V. which is incorporated in the Netherlands, all of our subsidiaries are incorporated in Türkiye. Upon completion of the acquisition of 100% of the equity of Hepsi Finansman A.Ş. (“Hepsifinans”) by Hepsi Finansal on February 28, 2022, Hepsifinans became our indirect wholly-owned subsidiary.

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

On December 16, 2021, Hepsiburada, through Hepsi Finansal, entered into a Share Sale and Purchase Agreement with the holders of 100% of the equity interest in Hepsifinans (formerly known as Doruk Finansman): Doğan Şirketler Grubu Holding A.Ş. (“Doğan Holding”), the holder of 97% equity interest in Hepsifinans, Doğan Dış Ticaret ve Mümessillik A.Ş. and Doğan family individuals (collectively, the “Sellers”), to acquire a 100% stake in Hepsifinans, for a total transaction value of TRY 20 million in nominal terms (equivalent to US$1.3 million as of December 16, 2021) (the “Transaction Value”). After obtaining regulatory approval, the transaction closed on February 28, 2022 (the “Closing Date”). At closing, we paid the Sellers an aggregate of TRY 5 million in cash on a pro rata basis and we agreed to pay Doğan Holding approximately TRY 15 million (the “Conditional Amount”), subject to certain conditions. TRY 10 million of the Conditional Amount was paid to Doğan Holding in 2022 and TRY 6.4 million of the Conditional Amount was paid in 2023. The specific amounts were subject to the collection of receivables identified in the financial statements of Hepsifinans as of the Closing Date. The Conditional Amount was settled in full. The Sellers were then all related parties and the transaction, including the Share Sale and Purchase Agreement, was approved by the Company’s Audit Committee and the Corporate Governance Committee, as well as the board of directors.

Hepsiburada Global B.V.

Hepsiburada Global B.V. was incorporated on July 28, 2023, in the Netherlands with an aggregate issued share capital of €1 million, with the goal of facilitating Hepsiburada’s integration with European payment solutions and marketplaces.

Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş.

On March 29, 2024, Hepsiburada established a wholly owned subsidiary in Türkiye under the trade name Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş. (“Hepsiburada Global Elektronik Hizmetler”) The aggregate issued share capital of Hepsiburada Global Elektronik Hizmetler is TRY 10.05 million which was paid in full as of January 2025. Hepsiburada Global Elektronik Hizmetler was incorporated to facilitate our global expansion activities and cross-border e-commerce operations.

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

We lease and operate a network of fulfillment centers across Türkiye with a total footprint of approximately 171 thousand square meters. Our fulfillment centers located in Gebze/Kocaeli, Adana, Tuzla, Ankara, Diyarbakır and İzmir are leased from third parties. In Gebze/Kocaeli,Ankara and İzmir, we operate two fulfillment centers, whereas we have one fulfillment center in the other locations. The following table provides an overview of our fulfillment centers:

Approximate size of total area as of
December 31, 2024
(in square meters)
Gebze/Kocaeli	85,045
İzmir	15,400
Adana	12,644
Tuzla	12,000
Ankara	11,500
Gebze/Kocaeli	10,000
İzmir	9,874
Ankara	7,630
Diyarbakır	4,900
Erzurum	2,500
Total	171,493

We operate the Gebze/Kocaeli’s approximately 85 thousand square meters of fulfillment center space under a lease agreement dated April 2014 (as amended in September 2015, February 2022 and August 2022) with Megeye Lojistik Anonim Şirketi for a ten-year extendable term from May 2015. A new Additional Protocol was signed by the parties on January 17, 2025, with effect from January 1, 2025, to extend the agreement under a new rental fee, and the lessor agreed to waive the related lawsuit for the judicial redetermination of the rent which was pending before the Civil Court of Istanbul.

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

In 2024, we decided to terminate the lease agreement with Üstünkarlı Makine A.Ş. dated August 28, 2020, under which we operated a fulfillment center space of approximately 15.4 thousand square meters in Izmir. Following the termination, we entered into a new lease agreement with Üstünkarlı Makine A.Ş., dated June 1, 2024, to rent the same fulfillment center space under newly agreed terms. Additionally, we operate approximately 9.8 thousand square meters of fulfillment center space in İzmir pursuant to a lease agreement dated September 1, 2024, with two individual landlords (acting collectively). This agreement provides for a three-year lease term, which we may terminate without penalty at any time with 30 days’ prior written notice.

In November 2024, we terminated the lease agreement dated September 18, 2023, with Reysaş Gayrimenkul Yatırım Ortaklığı A.Ş. under which we operated a fulfillment warehouse of approximately 10 thousand square meters in Gebze based on the Company’s commercial decision.

We own the warehouse equipment used in our leased fulfillment centers, such as mezzanines, sorting machines and conveyor lines. We also own the computer equipment and hardware that we use in our warehouses, used to automate fulfillment and sorting processes, as well as the computer equipment and hardware in our call centers and offices.

As of December 31, 2024, we also had 267 owned and 405 leased vehicles, used for operational purposes and provided as benefits to a number of our employees.

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

The discussion below relates to our consolidated financial condition and results of operations for the years ended December 31, 2024, 2023 and 2022, and year-to-year comparisons between 2024 and 2023 as well as 2023 and 2022.

Overview

We believe we are one of the leading commerce platforms in Türkiye and as of December 31, 2024, we had approximately 12.2 million Active Customers and approximately 100.2 thousand Active Merchants. We believe that we offer a compelling value proposition, both for our consumers and for our merchants, exemplified by services such as our loyalty program, our last-mile delivery services and our diverse payment and affordability solutions.

Since the launch of our Marketplace in 2015, Hepsiburada has become a trustworthy partner for merchants in Türkiye by providing comprehensive end-to-end solutions that empower merchants to thrive in the digital marketplace. In 2024, our 3P-based Marketplace model accounted for approximately 70% of our GMV, compared to 67% in 2023 and 67% in 2022, following the successful transformation of Hepsiburada from a 1P-based Direct Sales only business to its current hybrid 1P- and 3P-based model.

We believe powerful network effects are created by our leading brand, hybrid commerce model with a unified 1P- and 3P-based catalogue, and strong customer and merchant value propositions. Our expanding selection of products and services, as well as our attractive loyalty program, have allowed us to attract an Active Customer base of 12.2 million as of December 31, 2024, compared to 11.9 million as of December 31, 2023, and 12.2 million as of December 31, 2022, and to increase the frequency of orders on our platform to 10.8 in 2024 from 9.5 in 2023 and 6.6 in 2022, which in turn draws more merchants and further enhances our customer value proposition. In addition, our proprietary data and insights collected over more than 20 years enable us to understand the needs of our customers and merchants and help us develop new services, expand into new verticals, and continuously innovate and strengthen our value proposition reinforcing the network effect.

Our large, fast and scalable logistics network has been critical to our success and we have been continuously focusing on improving our logistics capabilities and offerings. We have a robust operational footprint enabling fast delivery and merchant integration. As of December 31, 2024, we operated:

●	a nationwide infrastructure including 10 fulfillment centers in strategic locations that encompass a total area of around 171 thousand square meters;
●	one of the leading logistics companies in Türkiye, HepsiJet, operating in 81 cities with 249 cross-docks; and
●	a pick-up & drop-off (PUDO) network through HepsiMat, with 6,046 parcel lockers and pick-up points in partnership with gas stations, distributor networks of other retailers and other delivery companies.

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

Our revenues increased by 11.1% to TRY 57.0 billion in the year ended December 31, 2024, from TRY 51.3 billion in 2023 (TRY 38.2 billion in 2022). Our total GMV increased by 12.1% to TRY 188.6 billion in the year ended December 31, 2024, from TRY 168.3 billion in 2023 (TRY 128.3 billion in 2022). Excluding digital products, our total GMV increased by 12.3% in 2024. The 12.3% GMV increase (excluding digital products) was fueled by a 8.1% increase in the number of orders (excluding digital products) and a 3.9% increase in average order value (excluding digital products) due to a faster-than-inflation rise in average selling prices and to the higher share of large-ticket items in non-electronics in 2024 compared to 2023.

For the year ended December 31, 2024, we had a net loss of TRY 1,604.9 million compared to a net income of TRY 109.1 million for the year ended December 31, 2023. The TRY 1,714.0 million negative change was mainly due to a TRY 2,963.1 million increase in net financial expenses (net of financial income), which was partially offset by a TRY 1,063.7 million reduction in operating losses and a TRY 185.5 million increase in monetary gains. For the year ended December 31, 2023, our net income increased by TRY 7,025.8 million to TRY 109.1 million from a net loss of TRY 6,916.7 million for the year ended December 31, 2022. The increase in net income was mainly due to a TRY 6,335.0 million reduction in operating losses during the same period. The increase in net income was also contributed to by a TRY 1,854.4 million increase in monetary gains. We had net cash provided by operating activities of TRY 5,697.7 million, TRY 7,246.5 million and TRY 1,020.5 million and Free Cash Flow of TRY 3,701.9 million, TRY 5,591.7 million and negative TRY 989.6 million, in each case for the years ended December 31, 2024, 2023 and 2022, respectively.

Key Factors Affecting Our Financial Condition and Results of Operations

General

Our performance and results of operations have been, and we believe will continue to be, affected by a number of key factors, including but not limited to the following:

●	the market landscape in Türkiye, including macroeconomics, demographics and competition;
●	inflation and hyperinflation;

●	the regulatory environment in e-commerce;
●	retention and engagement of our customers while growing the customer base;
●	number of merchants and the product assortment offered on our platform;
●	efficiency of our logistics infrastructure;
●	our ability to leverage our growing scale;
●	seasonality; and
●	exchange rate volatility.

The earthquakes in Türkiye in 2023 and COVID-19 in 2022 were also among the factors that impacted our financials mainly in those years.

Market landscape in Türkiye including macroeconomics, demographics and competition

Türkiye is a member of the OECD and G20, with US$1,322 billion GDP and US$15,463 GDP per capita at current prices in 2024, according to TurkStat. In 2024, the Turkish economy grew by 3.2% according to the Turkish Statistical Institute (“TurkStat”), bringing its real GDP CAGR to 3.6% between 2011 and 2024. Türkiye’s real GDP is projected to grow at a rate of 2.6% in 2025 and 3.2% in 2026 with economic activity strengthening in the second half of 2024 as monetary tightening ends and consumption starts to recover, according to the IMF World Economic Outlook report dated January 2025.

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

According to TurkStat, Türkiye’s population reached 85.7 million as of December 31, 2024, with a CAGR of 1.1% from 2011 to 2024. Türkiye benefits from attractive demographics, with 43.5% of the population being under the age of 30 according to TurkStat data, a working age (between ages of 15 and 64) population of 68.4%, and an urban population share (living in provinces and districts) of 93.4% based on TurkStat data as of December 31, 2024.

Türkiye has faced elevated inflation in double digits during each of the last five years, although inflation declined considerably in 2024 as compared to 2023. The annual consumer price index (CPI) increased by 14.6%, 36.1%, 64.3%, 64.8% and 44.4% in 2020, 2021, 2022, 2023 and 2024, respectively, as published by TurkStat. See “—Inflation and Hyperinflation.” Following the general elections in May 2023, the new leadership of the Central Bank of the Republic of Türkiye (“CBRT”) embarked on a policy of monetary tightening by raising the key interest rate from 8.5% to 15% in June 2023, marking the first increase in more than two years. The CBRT continued to raise interest rates in the remainder of 2023. In March 2024, the CBRT raised its key interest rate from 45% to 50%, citing the stickiness in services inflation, inflation expectations, geopolitical risks, and food prices. In December 2024, the CBRT cut the key interest rate from 50% to 47.5%. In January and March 2025, the CBRT made further cuts from 47.5% to 45% and from 45% to 42.5%, respectively as a result of improvements in inflation expectations and pricing behavior. The CBRT expects inflation to continue this declining trend and for rates to reach as low as 24% in 2025, assuming its tight monetary policy stance is maintained. The high interest rate environment in Türkiye has had and will continue to have a negative impact on consumer demand by increasing borrowing costs and encouraging saving over spending, which we expect to lead to a reduction in discretionary spending and in overall economic activity.

The consumer confidence index (seasonal and calendar adjusted) in Türkiye increased by 3.9 points from 77.4 in December 2023 to 81.3 in December 2024 and remained at levels around 81.0 and 82.1 during January 2025 and February 2025. The consumer confidence index calculated from the survey results is evaluated within the range of 0-200 and indicates a pessimistic outlook when it is below 100. As consumer confidence is an important factor affecting consumer willingness to spend in the next 12 months, this pessimistic outlook indicates that we may face lower than anticipated consumer demand, particularly for non-essential products, mainly due to further pressure in purchasing power of our customers. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve operational profitability going forward,” Item 3.D. “Key Information—Risk Factors—Risks Relating to Türkiye—Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks” and “—Inflation and Hyperinflation.”

Based on the announcement on February 26, 2025, published by the Turkish Ministry of Trade through the Electronic Commerce Information System, ETBİS, regarding thresholds defined in the E-commerce Law, we understand that the e-commerce sector in Türkiye grew by 62.29% in 2024, compared to 119.67% in 2023. ETBİS has not yet provided further details on the underlying factors behind the growth in 2024. The growth rate was derived based on the percentage change in e-commerce merchandising thresholds as regulated in the E-commerce Law No. 6563. In 2024, the e-commerce sector in Türkiye reached a total value of TRY 3,010 billion. In 2023, the sector recorded a volume of TRY 1,855 billion, of which 53% corresponded to retail e-commerce.

Hepsiburada has been in operation in Türkiye’s e-commerce market since 2000. Hepsiburada has grown to become one of the market leaders in the space, while its competitors either adopted alternative business models, were acquired or shut down their operations. For example, Gittigidiyor was launched in 2001, was subsequently acquired by eBay in 2011 and was shut down in 2022. Hepsiburada’s main e-commerce competitors in Türkiye include Trendyol, Amazon and N11. Trendyol was founded in 2010, initially as an online fashion web-store, but after Alibaba acquired a majority stake in the company in 2018, it has increasingly focused on expanding its product offering across a broader set of categories, including regular marketplace categories as well as food and grocery deliveries via quick commerce. In August 2021, Trendyol completed a round of fundraising activity. Amazon entered the Turkish market in 2018, and remains focused on implementing its global model. N11 (initially owned by SK Group) has operated a competing marketplace business model since its launch in 2012. In 2022, Getir, a Türkiye-based quick delivery player, became a shareholder of N11 and subsequently became the sole owner in 2023 until a different technology company acquired N11 in late 2024. In 2024, Temu, a global e-commerce platform operated by PDD Holdings, entered the Turkish market. The Turkish e-commerce retail market also features several small-sized marketplaces, including Pasaj (of Turkcell), Pazarama (of İşbank) and İdefix (of Turkuvaz Media Group). The majority of the Turkish retail market, however, remains offline, which means that we continue to compete with offline retailers and omni-channel retailers for business.

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

Our results of operations, in particular our sales of goods revenue and services revenue, as well as our profitability and our GMV, are dependent on the growth in GDP and GDP per capita growth in Türkiye in addition to the growth in the Turkish retail market, e-commerce market penetration and the dynamics of the competitive environment. Elevated inflation and a hyperinflationary operating environment may adversely impact private consumption due to rising living costs. The compound effects of an increasingly orthodox monetary policy from the Turkish government in response to inflation and other factors have curtailed and are expected to continue to curtail consumer demand, which has had and is expected to continue to have an adverse effect on our order growth. This, in turn, may ultimately result in negative real GMV growth. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Türkiye—Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.”

Inflation and Hyperinflation

The annual consumer price index (CPI) in Türkiye over the past five years has ranged from 14.6% to 64.8%. The CPI increased by 14.6%, 36.1%, 64.3%, 64.8% and 44.4% in 2020, 2021, 2022, 2023 and 2024 respectively, as published by TurkStat. The inflation indicators were still high during the first months of 2025, and annual CPI inflation was announced as 38.1% in March 2025. Inflation is expected to decline in 2025 with the year-end inflation forecast being around 24%, according to the most recent inflation report issued by the CBRT in February 7, 2025.

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not establish an absolute rate when hyperinflation is deemed to arise and IASB does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that assist companies in exercising their judgment as to when restatement of financial statements becomes necessary. These guidelines consist of (i) analyzing the behavior of the population regarding preservation of wealth in non-monetary assets or in relatively stable foreign currency, prices being quoted in terms of a relatively stable currency, interest rates and wages being linked to a price index, and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. In March 2022, the IPTF, which monitors countries experiencing high inflation, categorized Türkiye as a country with projected 36 months’ cumulative inflation rate greater than 100%. Therefore, Turkish companies reporting under IFRS, including us, are required to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022. Under IAS 29, financial statements of an entity that reports in the currency of a hyperinflationary economy should be expressed in terms of the measuring unit current at the end of the reporting period and the amounts for the corresponding periods should also be stated in terms of the measuring unit current at the end of the reporting period. Non-monetary items which are not already expressed in terms of the measuring unit current valid at the end of the reporting period and components of owners’ equity in the statement of financial position, and all items in the statement of profit or loss and other comprehensive income would be restated by applying a general price index. In addition, gains or losses arising from net monetary position would be included in net income under a separate line item.

Inflation has an impact on the costs of inventories, which we generally aim to pass on to customers by increasing sales prices accordingly. However, if such costs cannot be passed on to customers through increased product prices due to competitive pressures or otherwise, this may have a negative impact on our margins. These factors negatively affected our margins in 2023-2024 and may continue to negatively affect our margins in 2025. Separately, as the seller, we determine product prices for our Direct Sales operations. On our Marketplace, our merchants determine their price levels. Should they prefer, for any reason, to not pass through inflation to customers in their prices, our GMV growth may be slower than the level of inflation. Furthermore, inflationary pressures have and may continue to lead to a deterioration in the purchasing power of our customers. In 2023 and 2024, pressure on the purchasing power of customers mainly resulted in a tendency among customers for product substitution with more affordable alternatives (i.e., towards lower-priced brands, regardless of whether for sales of essentials or non-essentials). Our platform offers a wide range of products with over 297.5 million SKUs as of December 31, 2024. We believe our large selection remains an advantage in our customers’ search for more affordable product alternatives.

In a high inflationary environment, liquidity becomes much more important for our suppliers and merchants. From time to time, we have and may continue to commit to shorter payment terms to continue securing favorable procurement prices. Furthermore, our merchants may ask us for early payments for cash flow reasons. Accordingly, these may result in an unfavorable decrease in our negative net working capital position.

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

Regulatory Environment in E-Commerce

In 2022, significant amendments were made to the E-Commerce Law, and the E-Commerce Regulation was adopted and amended, which introduced new obligations for electronic commerce intermediary service providers and electronic commerce service providers, such as Hepsiburada, with the aim of preventing unfair competition, a harmful competitive environment and monopolistic commercial practices in the Turkish e-commerce market. We are required to comply with certain obligations set forth in the E-Commerce Law and the E-Commerce Regulation and may face administrative fines in case of any violations. See Item 4.B. “Information on the Company—Business Overview—Regulatory Overview.”

The E-Commerce Law and the E-Commerce Regulation provide for different obligations depending on the annual Net Transaction Volume and number of transactions pertaining to electronic commerce intermediary service providers and electronic commerce service providers. Depending on our annual Net Transaction Volume and number of transactions, the scope of our obligations under the E-Commerce Law and the E-Commerce Regulation may be subject to change, which may materially affect our business. Hepsiburada’s Net Transaction Volume in 2024 was below the TRY 160,426.1 million threshold.

The provisions of the amendments to the E-Commerce Law and the E-Commerce Regulation introduced in 2022 and further amended that are most likely to be directly relevant to the Company include the following:

●	limits on the total amount of advertising and marketing expenditures and customer discounts with the goal to prevent e-commerce platforms from gaining an asymmetric market share through excessive discounts and excessive marketing by using disproportionate economic power. We have not yet become subject to any restrictions with respect to advertisement and discount budgets, because we have remained below the applicable threshold since inception (TRY 160,426.1 million in 2025). If our Net Transaction Volume exceeds the threshold and we become subject to advertisement and discount budget restrictions in the upcoming years, we may have to limit our advertisement and discount expenditures, which could directly or indirectly have an adverse impact on our business.
●	restrictions on engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing activities within a platform and the provision of last-mile delivery services to third parties. Similarly to the above, we have not yet become subject to restrictions concerning the provision of payments and financial services and last-mile delivery services to third parties as the restrictions apply only to companies whose Net Transaction Volume, as of 2025, exceeds TRY 320,852.2 million. It is expected that the applicable threshold will be adjusted every year, and our Net Transaction Volume will need to be assessed on an annual basis.
●	a ban on the sale of private label products for all e-commerce companies on their own platforms. We have continued our private label business in the fashion category outside of Türkiye as part of our HepsiGlobal operations, which are not quantitatively material to the Company. We are also selling our private label products through a separate website for the brand and on another marketplace in Türkiye.
●	a prohibition on unfair commercial practices in electronic commerce. Examples of unfair commercial practices under the E-Commerce Law include failing to make payment to the seller within the time specified in the E-Commerce Law, forcing the seller to sell goods or services with special offers, failing to determine the conditions of the commercial relationship with the seller through an intermediation contract and/or making unilateral amendments to such contract to the detriment of the seller, charging a fee from the seller when no service is provided or the type of service provided and the amount/rate of the service fee is not specified in the intermediation contract and, suspending or terminating the service provided to the seller in the absence of any objective criteria in the intermediation contract. In addition, Article 11(6) of the E-Commerce Regulation lists additional practices which would only constitute unfair commercial practices for large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). The E-Commerce Regulation was further amended to include additional unfair commercial practices, effective March 8, 2025. In the future, in case of amendments to these provisions or emergence of certain common practices in the market as a result of application of these provisions or due to the decisions of judicial or regulatory authorities regarding these regulations or their interpretation, we may need to adjust our operations.

●	a requirement to include mandatory elements of intermediation contracts concluded between electronic commerce intermediary service providers and electronic commerce service providers. The E-Commerce Regulation, as most recently amended effective March 8, 2025, provides for additional mandatory elements for the intermediation contracts of medium, large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation).
●	a new obligation for electronic commerce intermediary service providers operating in Türkiye whose Net Transaction Volume is over TRY 53,475.4 million in a calendar year and the number of transactions (excluding cancellations and returns) is over one hundred thousand, to obtain and annually renew an e-commerce license upon payment of a license fee. The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Volume derived from within Türkiye for the prior calendar year such that the effective license fee applied would be the sum of progressively higher proportions of the electronic commerce intermediary service provider’s Net Transaction Volume exceeding the thresholds specified in the E-Commerce Law. For example, where the Net Transaction Volume is between TRY 53,475.4 million and TRY 106,950.7 million, the license fee is calculated as the three per ten thousand of the amount exceeding TRY 53,475.4 million. In case Net Transaction Volume is between TRY 106,950.7 million and TRY 160,426.1 million, the license fee is the sum of the above amount, plus five per thousand of the part exceeding TRY 106,950.7 million. This provision went into effect on January 1, 2025.

Article 9 of the Law On Amendments To The Law On Consumer Protection And Certain Other Laws published on October 30, 2024 dated Official Gazette stipulates that sales made abroad through electronic commerce marketplaces by electronic commerce intermediary service providers and electronic commerce service providers with which they have economic unit, as well as investment expenditures made with an incentive certificate obtained from the Ministry of Industry and Technology, shall be deducted from the net transaction volume used as the basis for calculating license fees, up to twice the amount of such expenditures. Article 10 of the Law On Amendments To The Law On Consumer Protection And Certain Other Laws provides that this multiplier will be applied as four times for 2024 and three times for 2025. To benefit from this provision, the net transaction volume of the electronic commerce intermediary service providers must not exceed 20% of the electronic commerce volume calculated by the Turkish Ministry of Trade using data from the Electronic Commerce Information System (ETBIS), which represents the total net transaction volumes of the electronic commerce intermediary service providers and electronic commerce service providers covered by the E-Commerce Law. In determining whether this limit has been exceeded, any excess below fifteen percent shall not be considered.

This provision went into effect on January 1, 2025. We paid a license fee in the amount of TRY 180.0 million on March 27, 2025.

The amendments to the E-Commerce Regulation introduced in the regulation published in the Official Gazette on March 8, 2025, generally amend the provisions regarding (i) the scope of information and verification obligations, (ii) unfair commercial practices for electronic commerce intermediary service providers, (iii) data processing obligations, (iv) exceptions to the total amount of advertising and discount budgets limits, (v) mandatory elements of the intermediation contracts, (vi) independent audit and regulatory compliance reporting deadlines, and (vii) sales abroad that will be deducted while calculating the license fee.

See Item 3.D. “Key Information—Risk Factors—Risks Relating to Türkiye—Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.”

Growth, Retention and Engagement of our Customers

Our ability to generate revenues and profits mainly depends on increasing order frequency and customer loyalty as well as expanding our Active Customer base, which, in turn, depend on our success in improving the customer experience through the provision of fast and reliable last-mile delivery services, a wide selection of lending solutions and improvements to the user journey on our platform. We believe our Hepsiburada brand, hybrid commerce model with a unified 1P and 3P catalogue, and strong customer and merchant value propositions create powerful network effects. As of December 31, 2024, we had 12.2 million Active Customers compared to 11.9 million as of December 31, 2023, and 12.2 million as of December 31, 2022. The loss of customers during the February earthquakes had a negative impact on our total Active Customer base for 2023. During 2023 and 2024, we have also prioritized order frequency growth from our existing customer base rather than customer acquisition given our profitability prioritization. For the year ended December 31, 2024, we had a frequency of orders of 10.8 compared to 9.5 for the year ended December 31, 2023 and 6.6 for the year ended December 31, 2022. Demand for digital products continued to fuel the rise in order frequency. Order frequency (excluding digital products orders) was 6.7 in 2024 compared to 6.3 in 2023, corresponding to 6.0% growth. Our increasing selection of products and services, price competitiveness (particularly during campaign periods), attractive loyalty program and wide range of lending solutions are other factors that contribute to maintaining our Active Customer base and increasing the frequency of orders on our platform, which in turn draws more merchants and further enhances our customer value proposition. As of December 31, 2024, there were over 297.5 million SKUs on our platform (compared to 230.4 million SKUs as of December 31, 2023, and 230.6 million SKUs as of December 31, 2022) across 33 different product categories, including appliances, books & hobbies, fashion & lifestyle, home & garden, supermarket, mobile and technology products.

Some of the main drivers of our GMV growth have been the increase in the number of orders and the average order value. As a result of increased customer loyalty and a wider selection of products, we observed a 16.2% increase in number of orders on our platform to 131.4 million in 2024, from 113.0 million in 2023 and 80.4 million in 2022. Strong customer demand for our digital products contributed to the 16.2% rise in number of orders. Excluding the orders of digital products, number of orders would have been 81.2 million in 2024, compared to 75.1 million in 2023, corresponding to 8.1% growth. Meanwhile, the average order value (excluding digital products) grew by 3.9% in 2024, compared to 2023. The increase in average order value growth (excluding digital products) is attributable mainly to a faster-than-inflation rise in average selling prices and to the higher share of large-ticket items in non-electronics in 2024 compared to 2023.

In 2024, we were focused on scaling our subscription-based loyalty program, Hepsiburada Premium, to increase customer retention and order frequency of our customers. As of December 31, 2024, we had 3.7 million Hepsiburada Premium members who benefited mainly from free delivery, cashback subject to certain conditions, and free access to an on-demand streaming service, among other things. Hepsiburada Premium members tend to shop more often.

Moreover, we aim to leverage our deep understanding of our customers’ preferences, which we have developed over nearly 25 years of operation, and our advanced in-house lifecycle management engines powered by artificial intelligence and deep-learning technologies, to drive higher engagement and retention of customers and frequency of transactions on our platform. Adopting new technologies, upgrading our online platform and maintaining and improving our technology infrastructure require significant investments of time and resources, including adding new hardware, updating software and training new engineering personnel, which can result in increased capital expenditure and operational expenses. On the other hand, these initiatives also enable us to retain and grow our customer base and in turn increase order frequency.

Our results of operations, in particular our sales of goods revenue and services revenue, as well as our profitability and our GMV are dependent on our ability to engage with and retain our customer base. We also aim to grow our customer base with a focus on increasing customer retention and order frequency.

Number of Merchants and the Product Assortment Offered on Our Platform

We believe we are an attractive digital platform for merchants to access consumers across Türkiye. We had approximately 12.2 million Active Customers as of December 31, 2024. Within our Marketplace operations, we believe we have one of the largest merchant bases in Türkiye, with approximately 100.2 thousand Active Merchants as of December 31, 2024. As of the years ended December 31, 2024, 2023 and 2022, our Marketplace, which is based on a 3P model of merchants selling on our platform, represented approximately 68.9%, 66.9% and 66.7% of our total GMV, respectively.

As of December 31, 2024, of our approximately 100.2 thousand Active Merchants, approximately 98.3 thousand were SMEs and the remaining approximately 1.9 thousand were key account merchants. Key account merchants enable us to provide products from top brands, high volumes and quality while SMEs provide us with product assortment and variety. In order to ensure high quality standards, we have strict policies that allow us to monitor merchants’ end-to-end operations and performance on our platform.

From 2022 to 2024, our Active Merchant base grew at a CAGR of approximately 1.2%. The growth in our Active Merchant base enabled us to increase our product selection with competitive pricing. In our Marketplace, we offer a wide assortment of products and intend to continue expanding our catalog to strengthen our position as a one-stop shop for all of our customers’ shopping needs. We organize the listings in our platform in what we believe is an intuitive and easy-to-use directory that facilitates the browsing and viewing of listings. As of December 31, 2024, there were over 297.5 million SKUs on our platform (compared to 230.4 million SKUs in 2023) across 33 different product categories.

We have our toolsets and solutions for our merchants, including Hepsiburada My Business Partner. Through Hepsiburada My Business Partner, our merchants can view their transaction summary, handle inventory management, respond to any customer questions, review their financial summary and connect to customer services, as well as our training portal on this platform (Hepsiburada İşortağım Akademi).

We are continuously upgrading our technology to provide improved performance, increased scale and better integration among our core businesses and end-to-end solutions to our merchants. Such solutions mainly include fulfillment services, last-mile delivery services, payment solutions and advertisement solutions (see Item 4.B. “Information on the Company—Business Overview—Strategic Assets”). In addition, we facilitate financing to our merchants (in the case of Marketplace) and suppliers (in the case of Direct Sales), enabling them to optimize their cash flow management. Through our supplier and merchant financing service, merchants and suppliers can collect their receivables on a discounted basis (i.e., reduced to account for commission and interest relating to the service) at a date earlier than their original collection date. See Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing.”

Efficiency of our Logistics Infrastructure

We offer an end-to-end ecosystem with full in-house capabilities across fulfillment, logistics and last mile delivery in Türkiye.

Our logistics infrastructure comprises a network of 10 fulfillment centers across Türkiye, including our Gebze fulfillment center which is one of the largest dedicated e-commerce operation centers in the region in terms of square meters. Our fulfillment centers, including regional warehouses, encompass a total area of approximately 171 thousand square meters.

We provide last-mile delivery services through HepsiJet. Launched in 2016, HepsiJet provided last-mile delivery logistics across 81 cities in Türkiye as of December 31, 2024, through our fulfillment centers, 21 transfer hubs, and 249 cross-docks. Since 2021, HepsiJet also offers two-man cargo handling for oversized products under the brand HepsiJet XL. As of December 31, 2024, HepsiJet services were available with 3,911 carriers (carriers increased by 27% from December 31, 2023 to December 31, 2024). Our carriers (i.e., motorcycle and truck carriers) are independent third parties (i.e., we subcontract carriers who use their own vehicles for this service rather than using our employees or vehicles) and we also subcontract additional carriers as necessary through several delivery services providers. We also have a pick-up & drop-off (PUDO) network of 8,061 parcel lockers and pick-up points in partnership with gas stations, distributor networks of other retailers and service points of other delivery companies, complementing our logistics services.

In 2024, HepsiJet delivered 72% of total Direct Sales and Marketplace parcels. Around 81% of Direct Sales delivered by HepsiJet arrived the next day (calculated from acceptance of parcel by HepsiJet to delivery). HepsiJet’s average delivery times for the years ended December 31, 2024 and 2023 were 1.7 days and 1.7 days, respectively, as compared to the average delivery time of 2.3 days for 2024 among third-party last mile delivery services providers.

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

Our operating expenses are, in part, dependent on our shipping and packaging expenses, which are correlated with a number of factors, including volume of orders and levels of utilization of our fulfillment centers. Additionally, availability and efficiency of our HepsiJet services are amongst the key factors affecting our ability for last-mile delivery services. We also believe that further expansion of our HepsiJet last-mile services “on-platform”, as well as for third parties (“off-platform”, with over 2,800 off-platform clients at the end of 2024), will give us an ability to provide delivery services in a more cost-effective manner, resulting in higher revenues, decreased operational expenses and therefore increased profits.

Our Ability to Leverage our Growing Scale

Our ability to retain our position in the Turkish e-commerce market is dependent on our ability to retain, grow and expand our core e-commerce business, as well as on our ability to expand our services, particularly affordability solutions (i.e., lending) and last-mile delivery services to third parties.

In our Marketplace and Direct Sales operations, we believe our ability to retain our leading position based on aided brand awareness of 100% in 2024 (FutureBright Research Brand Health Report) and our wide selection of product offerings (over 297.5 million SKUs across 33 different product categories in 2024) has driven our results of operations, in particular our revenues, our profitability and our GMV. To enable this, we have dedicated marketing teams that cover our advertising and marketing needs across all product categories and channels. Our marketing organization is designed to explicitly address brand marketing, customer value management, performance marketing, commercial marketing and influencer marketing functions across teams. In addition, as our business has been driven by technology and data since its inception, we aim to leverage data and technology to provide the best experience to our users. For this purpose, our engineering and technology teams focus on security, availability, scalability and performance of our technology infrastructure while preparing new product features across our website and mobile applications. Our technology department is essential to our ability to implement our strategy and maintain our position in the Turkish e-commerce market.

In addition, we expanded our commerce platform during 2022, 2023 and 2024, and developed an ecosystem of services. The ecosystem we have been building includes Hepsipay, HepsiJet, HepsiLojistik, HepsiAd and HepsiGlobal as of the date of this annual report. We have taken advantage of the natural synergies that exist between our services to increase adoption amongst our customer and merchant base. We believe a greater utilization of our resources will drive further improvements in our unit economics. During 2024, we worked on building and enhancing our HepsiAd solutions, which include display advertising, sponsored brands and products as well as pop-up and push notifications. These solutions were used by around 35 thousand merchants in 2024. One of our focus areas for 2025 is to increase the number of merchants utilizing HepsiAd’s solutions.

Launched in 2016, HepsiJet provides last-mile delivery logistics across 81 cities in Türkiye through our 10 fulfillment centers, 21 transfer hubs, 249 cross-docks encompassing an total area of approximately 148 thousand square-meters as December 31, 2024. In 2021, HepsiJet expanded its service offering to include two-man cargo handling under the brand HepsiJet XL. We aim to continue to differentiate our customer experience with our nationwide logistics network. Additionally, HepsiJet serves other retailers in Türkiye as part of our strategic priorities. The share of external customer volume in HepsiJet’s operations increased to 34.6% in 2024, from 24.9% in 2023.

In June 2021, we launched Hepsipay Wallet, which enables instant return and cancellation credit and cashback. It is designed to be a “companion wallet” to mobilize, spend, transfer and save money in a flexible manner across online and offline channels. In 2021, we acquired Hepsifinans, which holds a consumer financing license. Since the first quarter of 2022, we offer the first end-to-end digital “Buy-Now-Pay-Later” solution for e-commerce in the Turkish market which provides customers the opportunity to complete their purchase and submit payment a month later or in up to 12 monthly installments. As of December 31, 2024, our BNPL solution had been used by over 561 thousand customers with approximately 3.3 million orders processed through our non-card affordability solutions (including BNPL, shopping loans and consumer finance loans). In May 2023, we launched a Hepsipay prepaid card, which enables customers to spend their Hepsipay Wallet balance in offline retailers via QR payments and in online stores. Around one million Hepsipay prepaid cards had been issued through the Hepsiburada mobile app as of December 31, 2024. In July 2023, Hepsipay launched its one-click checkout offering “Pay with Hepsipay.” As of December 31, 2024, Pay with Hepsipay was integrated into the online checkout of 140 retailers. Through this offering, Hepsipay has gained a share of these retailers’ online sales by enabling payment with cards stored on the Hepsipay Wallet. During 2023, we worked on our capabilities to offer our customers consumer financing solutions, in addition to those offered by leading banks already available through our platform. In early 2024, we launched our consumer finance operations.

Given their levels of maturity, growth rates, and scale, in the long term we believe these investments will enhance our market position and positively impact our total revenue, Gross Contribution and Free Cash Flow. For the year ended December 31, 2025, we anticipate that HepsiJet will account for approximately 12% of total capital expenditure (compared to approximately 11% in 2024) and Hepsipay will account for approximately 22% of total capital expenditure (compared to approximately 21% in 2024). For further discussion on our total capital expenditure in 2024, see “—Material Cash Requirements—Capital Expenditures.” Several factors, including demand, the competitive landscape and internal capabilities, may impact our decision to ultimately reconsider, change, or delay our original plans related to these assets. For a discussion of risks related to our strategic assets and complementary businesses, including risks related to future costs, please see Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve operational profitability going forward.”

Seasonality

Our business is affected by seasonality, which historically has resulted in higher sales volumes during the fourth quarter of the year compared to the other quarters, and we expect this to continue. Higher sales during the fourth quarter of the year are mainly attributable to the increased demand for products during the peak New Year season in December, as well as sales during the month of November, which we refer to as “Legendary November.” As a result of peak seasonal sales, as of December 31 of each year, our cash flows provided by our operations typically reach an elevated level. This operating cycle results in a corresponding increase in accounts payable, combined with a decrease in inventories, as of December 31st. Our accounts payable balance generally declines during the first month of each year, resulting in a corresponding decline in cash flows provided by our operations. Additionally, we typically experience decreased frequency and traffic on our platform during the summer vacation months. See “—Liquidity and Capital Resources.”

Exchange Rate Volatility

We are exposed to foreign exchange rate risks mainly between Turkish Lira and U.S. dollars. Although our income, expenses, assets and liabilities are primarily denominated in Turkish Lira, we also maintain non- Turkish Lira denominated assets and liabilities, primarily in U.S. dollars. As of December 31, 2024, 2023 and 2022, we maintained Turkish Lira equivalent assets in U.S. dollars of TRY 2,963.7 million, TRY 8,857.7 million and TRY 6,804.0 million, respectively, primarily consisting of cash, cash equivalents and financial investments. As of the same periods, we maintained Turkish Lira equivalent liabilities in U.S. dollars of TRY 1,420.2 million, TRY 1,855.8 million and TRY 2,642.4 million, respectively, primarily consisting of trade payables and payables to merchants and due to related parties.

If, as of December 31, 2024, 2023 and 2022, the U.S. dollar had strengthened or weakened by 10% against the Turkish Lira, with all other variables held constant, income/(loss) before income taxes would have been TRY 154.4 million lower/higher, TRY 700.2 million higher/lower and TRY 416.2 million lower/higher, respectively, in each case as a result of foreign exchange losses/gains on the translation of U.S. dollar assets and liabilities. We do not currently undertake any currency hedging to manage our exposure in Türkiye to changes in foreign exchange rates because such hedging strategies are not available on commercially reasonable terms.

In 2024, the U.S. dollar appreciated 38.0% against the Turkish Lira, on average, as compared to 2023. This has resulted in TRY 654.8 million in foreign exchange gains from our U.S. dollar denominated bank deposits (including IPO proceeds) and financial investments. As in the case of inflation, the U.S. dollar appreciation has a negative impact on customers’ disposable income if increases in wages and salaries do not match such decline. Furthermore, U.S. dollar appreciation triggers a rise in oil prices, negatively impacting the costs of delivery service for merchants and in our Direct Sales. In addition, U.S. dollar appreciation triggers a rise in prices of nearly any imported good, particularly consumer electronics almost immediately. While such price increases may suggest a cost benefit in Direct Sales over existing inventory, this may decrease consumption levels should consumers’ purchasing power not stay at the same levels.

At the date of this annual report we held approximately 93% of our cash and cash equivalents in Turkish Lira and the remaining 7% was held in U.S. dollar.

Our financial condition, results of operations and cash flows may fluctuate significantly as a result of a variety of factors, including those described above.

Segments

Our Company is comprised of one reportable segment, namely e-commerce operations. Therefore we do not present any segment information in our audited consolidated financials.

Summary Consolidated Financial and Other Data

The summary consolidated statement of comprehensive income/(loss), consolidated balance sheet and consolidated statement of cash flows as of and for the years ended December 31, 2024, 2023 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

We present our audited consolidated financial statements in Turkish Lira.

The summary consolidated financial and other data set forth below should be read in conjunction with the other sections of this Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Summary Consolidated Statement of Comprehensive Income/Loss

	Year ended December 31,
	2024	2023	2022
	(audited)	(audited)	(audited)
	(thousand Turkish Lira)
Revenues	57,046,561	51,338,956	38,228,624
Cost of inventory sold	(35,657,519)	(35,789,583)	(29,921,050)
Shipping and packaging expenses	(6,093,426)	(4,799,044)	(3,796,191)
Payroll and outsource staff expenses	(6,552,654)	(5,059,046)	(4,258,576)
Advertising expenses	(4,292,018)	(3,505,159)	(4,199,545)
Technology expenses	(740,631)	(595,096)	(436,341)
Depreciation and amortization	(2,048,138)	(1,695,200)	(1,219,844)
Other operating income	364,831	691,543	187,115
Other operating expenses	(2,010,047)	(1,634,086)	(1,965,919)
Operating profit/(loss)	16,959	(1,046,715)	(7,381,727)
Financial income	4,017,977	5,110,444	4,552,480
Financial expenses	(7,660,314)	(5,789,668)	(4,068,113)
Monetary gains/(losses)	2,020,471	1,834,992	(19,377)
Income/(Loss) before income taxes	(1,604,907)	109,053	(6,916,737)
Taxation on income	—	—	—
Income/(Loss) for the year	(1,604,907)	109,053	(6,916,737)
Actuarial losses arising on re-measurement of post-employment benefits	(22,071)	(108,441)	(33,266)
Total comprehensive income/(loss) for the year	(1,626,978)	612	(6,950,003)

Summary Consolidated Balance Sheet

	As of December 31,
	2024	2023	2022
	(audited)	(audited)	(audited)
	(thousand Turkish Lira)
Current assets	20,854,692	21,114,304	19,931,377
Non-current assets	5,290,226	4,268,373	4,018,610
Total assets	26,144,918	25,382,677	23,949,987
Current liabilities	21,586,026	19,702,056	18,426,920
Non-current liabilities	1,237,412	912,108	663,570
Equity	3,321,480	4,768,513	4,859,496
Total equity and liabilities	26,144,918	25,382,677	23,949,987

Summary Consolidated Statements of Cash Flows

	Year ended December 31,
	2024	2023	2022
	(audited)	(audited)	(audited)
	(thousand Turkish Lira)
Cash and cash equivalents at beginning of the year(1)	7,939,626	12,512,914	14,899,379
Net cash provided by/ (used in) operating activities	5,697,678	7,246,542	1,020,495
Net cash provided by/ (used in) investing activities	894,707	(2,423,093)	2,607,045
Net cash provided by/ (used in) financing activities	(5,865,937)	(4,807,843)	(3,507,597)
Net increase in cash and cash equivalents	726,448	15,606	119,943
Effects of exchange rate changes on cash and cash equivalents	49,919	251,829	2,320,620
Effects of inflation on cash and cash equivalents	(1,967,204)	(4,840,723)	(4,827,028)
Cash and cash equivalents at end of the year(1)	6,748,789	7,939,626	12,512,914
(1)

“Cash and cash equivalents at beginning of the year” and “Cash and cash equivalents at end of the year” in our consolidated statements of cash flows exclude interest accrual. For a detailed discussion and reconciliation to “Cash and cash equivalents” in our consolidated balance sheet, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

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

	As of, and for the year ended, December 31,
	2024	2023	2022
GMV (TRY in billions) (1)	188.6	168.3	128.3
Marketplace GMV (TRY in billions) (2)	131.6	112.5	85.6
Share of Marketplace GMV (%) (3)	69.8	66.9	66.7
Number of orders (in millions)	131.4	113.0	80.4
Active Customers (in millions)	12.2	11.9	12.2
Gross Contribution (TRY in millions) (4) (5)	21,389.0	15,549.4	8,307.6
Gross Contribution Margin (%)	11.3	9.2	6.5
EBITDA (TRY in millions) (4) (6)	2,065.1	648.5	(6,161.9)
EBITDA as a percentage of GMV (%)	1.1	0.4	(4.8)
Free Cash Flow (TRY in millions) (4) (7)	3,701.9	5,591.7	(989.6)
Net Working Capital (TRY in millions) (4) (8)	(7,774.5)	(8,527.8)	(10,659.5)
(1)

References to “GMV” are to gross merchandise value, which refers to the total value of orders/products sold through our platform over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants.

GMV is the driver of our revenues. From time to time, the relative proportion of sales made through our Direct Sales and Marketplace businesses may change. These variations do not impact our GMV but they do impact our revenues. In our Direct Sales business, we recognize revenues on a gross basis, net of return and cancellation allowances and in our Marketplace business we recognize revenues on a net basis, representing commission fees earned.

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

The following table shows the calculation of Gross Contribution for the periods presented.

	For the year ended December 31,
	2024	2023	2022

	(audited)
	(in thousands Turkish Lira)
Revenues(a)	57,046,561	51,338,956	38,228,624
Cost of inventory sold(b)	(35,657,519)	(35,789,583)	(29,921,050)
Gross Contribution	21,389,042	15,549,373	8,307,574
(a)	See “—Components of Our Results of Operations—Revenues.”
(b)	See “—Components of Our Results of Operations—Operating expenses.”
(6)	References to “EBITDA” are to profit or loss for the period plus taxation on income less financial income plus financial expenses plus depreciation and amortization plus monetary gains/(losses).

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

Management uses EBITDA:

●	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;
●	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and
●	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to income/(loss) for the years presented.

	Year ended December 31,
	2024	2023	2022

	(thousand Turkish Lira)
Income/(Loss) for the year	(1,604,907)	109,053	(6,916,737)
Taxation on income	—	—	—
Financial income	4,017,977	5,110,444	4,552,480
Financial expenses	(7,660,314)	(5,789,668)	(4,068,113)
Depreciation and amortization	(2,048,138)	(1,695,200)	(1,219,844)
Monetary gains/(losses)	2,020,471	1,834,992	(19,377)
EBITDA	2,065,097	648,485	(6,161,883)

(7)	References to “Free Cash Flow” are to net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment.

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

The following table shows the reconciliation of Free Cash Flow to net cash provided by/ (used in) operating activities for the periods presented.

	Year ended December 31,
	2024	2023	2022

	(thousand Turkish Lira)
Net cash provided by/ (used in) operating activities	5,697,678	7,246,542	1,020,495
Capital expenditures(a)	(2,010,546)	(1,665,725)	(2,011,315)
Proceeds from the sale of property and equipment	14,788	10,913	1,186
Free Cash Flow	3,701,920	5,591,730	(989,634)

(a) See Item 5.B. “—Liquidity and Capital Resources—Material Cash Requirements—Capital Expenditures.”

(8)

References to “Net Working Capital” are to current assets (excluding cash and cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities). Net Working Capital is presented as of December 31, 2024, 2023 and 2022.

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Net Working Capital in this annual report because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

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
(iv)	other service revenue generated from our advertising services, fulfillment services and subscription services, interest revenues from consumer financing activities and other commissions.

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

(b)	Transaction fees are charged to our merchants for each order received by them through our platform. Such fees are recognized as revenue at the time the order is placed; and
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

Other service revenue

Other service revenue primarily comprises advertising services revenue, fulfillment revenue, subscription services revenue, interest revenue from consumer financing activities and other commission revenues.

Operating expenses

Our operating expenses comprise (a) cost of inventory sold, (b) shipping and packaging expenses, (c) payroll and outsource staff expenses, (d) advertising expenses, (e) technology expenses, (f) depreciation and amortization, (g) other operating expenses and (h) other operating income, where:

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

(f)	Depreciation and amortization primarily consists of depreciation and amortization costs incurred in relation to our property and equipment, intangible assets and right of use assets;
(g)

Other operating expenses consist of expenses related to several legal cases, utilities, consultancy, rent expenses, credit card processing, insurance, withholding tax, vehicle fuel, credit card chargebacks, internet line, irrecoverable value added tax, maintenance expenses, stationary, travel, provision for doubtful receivables and other expenses; and

(h)

Other operating income consists of income related to contribution income, partnership income, withholding tax, depositary service, brand promotions, services charges, released provisions and other income.

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

Monetary gains/(losses)

Monetary gains/(losses) on the net monetary position is derived as the difference resulting from the restatement of non-monetary assets, owners’ equity and items in the statements of comprehensive income/(loss) and the adjustment of index-linked assets and liabilities.

Taxation on income

Taxation on income consists of tax calculated at the enacted tax rate, the effect of non-deductible expenses and deferred income tax assets not recognized. We are subject to Turkish corporate income tax, and set aside tax provisions in our financial statements for the estimated charge based on our results for the period. Corporate tax is applicable to the taxable corporate income, which is calculated based on the statutory accounting profit by adding back the non-deductible expenses, and by deducting the tax-exempt earnings, other exempt income and other deductions (e.g., losses in previous periods, investment incentives utilized and specific allowances). The corporate income tax rate in Türkiye was 25% in 2024, 25% in 2023 and 23% in 2022. The Law on Amendments to Tax Laws and Certain Laws and Decree Law No. 375 numbered 7524, published in the Official Gazette No. 32620 on August 2, 2024, introduced a minimum corporate tax rate of 10% to be applied to profits earned in fiscal year 2025 and subsequent tax periods. The purpose of the minimum corporate tax is to ensure that the tax assessed is not less than 10% of corporate income, whenever taxpayers have taxable income before applying relevant exemptions or deductions. We may also be subject to one-off taxes. We were not subject to the one-time earthquake tax for the 2022 accounting period which amounted to a rate of 10% on exemption and deduction amounts applied on income under the applicable laws, among other items. However, any amendments to the tax legislation or subsequent practice of tax authorities may require us to pay an earthquake or other one-off tax in the future, including on a retroactive basis for the prior accounting periods.

A.Operating Results

Results of Operations

Below are our results of operations for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
	2024	2023	2022
	(audited)	(audited)	(audited)
	(in thousands Turkish Lira)
Revenues	57,046,561	51,338,956	38,228,624
Cost of inventory sold	(35,657,519)	(35,789,583)	(29,921,050)
Shipping and packaging expenses	(6,093,426)	(4,799,044)	(3,796,191)
Payroll and outsource staff expenses	(6,552,654)	(5,059,046)	(4,258,576)
Advertising expenses	(4,292,018)	(3,505,159)	(4,199,545)
Technology expenses	(740,631)	(595,096)	(436,341)
Depreciation and amortization	(2,048,138)	(1,695,200)	(1,219,844)
Other operating income	364,831	691,543	187,115
Other operating expenses	(2,010,047)	(1,634,086)	(1,965,919)
Operating profit/(loss)	16,959	(1,046,715)	(7,381,727)
Financial income	4,017,977	5,110,444	4,552,480
Financial expenses	(7,660,314)	(5,789,668)	(4,068,113)
Monetary gains/(losses)	2,020,471	1,834,992	(19,377)
Income/(loss) before income taxes	(1,604,907)	109,053	(6,916,737)
Taxation on income	—	—	—
Income/(loss) for the year	(1,604,907)	109,053	(6,916,737)
Items that will not be reclassified to profit or loss:
Actuarial losses arising on re-measurement of post-employment benefits	(22,071)	(108,441)	(33,266)
Total comprehensive income/(loss) for the year	(1,626,978)	612	(6,950,003)

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Below are our revenues, broken down by source, for the years ended December 31, 2024 and 2023, and as a percentage of total revenues:

	Year ended December 31,
	2024		2023		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Sales of goods	38,577,032	67.6	38,048,868	74.1	528,164	1.4
Marketplace revenues	7,251,523	12.7	6,477,412	12.6	774,111	12.0
Delivery services revenue	7,865,726	13.8	5,229,995	10.2	2,635,731	50.4
Other	3,352,280	5.9	1,582,681	3.1	1,769,599	111.8
Revenues	57,046,561	100.0	51,338,956	100.0	5,707,605	11.1

Our revenues increased by TRY 5,707,605 thousand, or 11.1%, to TRY 57,046,561 thousand in the year ended December 31, 2024 from TRY 51,338,956 thousand in the year ended December 31, 2023. This was primarily attributable to a TRY 2,635,731 thousand, or 50.4%, increase in delivery service revenue to TRY 7,865,726 thousand in 2024 compared to TRY 5,229,995 thousand in 2023. Additionally, other service revenue, which mainly consisted of advertising services revenue, Hepsiburada Premium subscription fees, fulfillment services revenue and Hepsifinans interest revenue, grew by TRY 1,769,599 thousand, or 111.8%, to TRY 3,352,280 thousand in 2024 compared to TRY 1,582,681 thousand in 2023.

In 2024, the number of orders increased by 8.1% (excluding digital products) compared to 2023 due to the continued rise in order frequency. Meanwhile, average order value increased by 3.9% (excluding digital products) in 2024 compared to 2023. The increase in average order value growth (excluding digital products) was due to a faster-than-inflation rise in average selling prices and to the higher share of large-ticket items in non-electronics in 2024 compared to 2023.

The increase in the number of orders combined with the increase in average order value (as further detailed above) resulted in 2.9% growth on an annual basis in sales of goods and Marketplace revenues, on an aggregate basis, compared to 2023. The compound effects of an increasingly orthodox monetary policy from the Turkish government in response to inflation and higher annual interest rates in 2024 (as reported by the CBRT, the annual average interest rate increased to 44.9% in 2024 from 18.6% in 2023) curtailed market growth and consumer demand, which had an adverse effect on our revenue growth compared to 2023.

The 12.0% year-on-year growth in Marketplace revenue was higher than the 1.4% year-on-year growth in sales of goods revenue mainly due to the 2.9 percentage point shift in GMV mix towards Marketplace with faster growth in non-electronics in 2024.

The 50.4% increase in delivery service revenue compared to 2023 was mainly due to (i) annual and mid-year rises in unit delivery service charges, (ii) an increase in delivery service revenue from off-platform customers of HepsiJet and (iii) an increase in the number of parcels delivered.

The 111.8% growth in other revenue was mainly driven by 66.7% growth in our advertising services revenues (including our HepsiAd services and co-marketing revenues) and 248.4% growth in Hepsiburada Premium subscription revenues compared to 2023. HepsiAd services revenue as a percentage of GMV was approximately 0.5% in 2024.

Operating expenses

Below are our operating expenses, broken down by category, for the years ended December 31, 2024 and 2023, and as a percentage of total revenue:

	2024		2023		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Cost of inventory sold	(35,657,519)	62.5	(35,789,583)	69.7	132,064	(0.4)
Shipping and packaging expenses	(6,093,426)	10.7	(4,799,044)	9.3	(1,294,382)	27.0
Payroll and outsource staff expenses	(6,552,654)	11.5	(5,059,046)	9.9	(1,493,608)	29.5
Advertising expenses	(4,292,018)	7.5	(3,505,159)	6.8	(786,859)	22.4
Technology expenses	(740,631)	1.3	(595,096)	1.2	(145,535)	24.5
Depreciation and amortization	(2,048,138)	3.6	(1,695,200)	3.3	(352,938)	20.8
Other operating income	364,831	(0.6)	691,543	(1.3)	(326,712)	(47.2)
Other operating expenses	(2,010,047)	3.5	(1,634,086)	3.2	(375,961)	23.0
Operating expenses	(57,029,602)	100.0	(52,385,671)	102.0	(4,643,931)	8.9

Our operating expenses increased by TRY 4,643,931 thousand, or 8.9%, to TRY 57,029,602 thousand for the year ended December 31, 2024 from TRY 52,385,671 thousand for the year ended December 31, 2023. This increase was mainly due to a 27.0% increase in shipping and packaging expenses, an 29.5% increase in payroll and outsource staff expenses, a 22.4% increase in advertising expenses, a 24.5% increase in technology expenses, a 20.8% increase in depreciation and amortization, a 47.2% decrease in other operating income and a 23.0% increase in other operating expenses. This increase was partially offset by a 0.4% decrease in cost of inventory sold.

The decrease of TRY 132,064 thousand, or 0.4%, in our cost of inventory sold was primarily due to the lower inflation impact on cost of inventory sold (annual inflation for 2024 was 44.4% compared to 64.8% for 2023) and a higher discount impact on cost of inventory sold due to purchases on credit, as a result of increased annual interest rate in Türkiye.

The TRY 1,294,382 thousand, or 27.0%, increase in shipping and packaging expenses was mainly driven by the 8.1% increase in number of orders (excluding digital products) and a rise in delivery fee per unit, outpacing the average inflation in 2024, applied by our delivery partners due to increases in fuel prices and annual minimum wages.

The TRY 1,493,608 thousand, or 29.5%, rise in payroll and outsource staff expenses was mainly due to the annual and mid-year salary rises, along with the fact that the number of average full-time and outsourced employees (excluding those employees who are employed for the development of our website and whose costs are capitalized as per IFRS) increased by 24.1% in 2024 compared to 2023 in line with our plans on talent onboarding for our subsidiaries.

The TRY 786,859 thousand, or 22.4%, increase in advertising expenses was mainly due to continued investment in some of our profitability drivers including growing the sale of non-electronic categories and scaling our strategic business pillar Hepsiburada Premium program. In this regard, we have deepened our customer engagement through better personalized customer journeys and our loyalty program. As an outcome of the new E-Commerce Law (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”), in the future, the Company may have to limit the total amount of advertising and marketing expenditures and customer discounts if and when the Company exceeds the threshold that triggers advertisement and discount budget restrictions.

The TRY 145,535 thousand, or 24.5%, increase in technology expenses was mainly due to higher cloud expenses in 2024 compared to 2023 and an increase in our headcount, which triggered higher software license fees. The increase was also related to investments in new software solutions to enhance customer experience in line with our efforts to provide a superior customer experience.

The TRY 352,938 thousand, or 20.8%, increase in depreciation and amortization was mainly due to the increase in additions to intangible assets associated with website development costs.

Other operating income, which mainly includes reversal of provisions, contribution income, bank promotion income and ADS depositary service income, decreased by TRY 326,712 thousand, or 47.2%, to TRY 364,831 thousand, in the year ended December 31, 2024 from TRY 691,543 thousand in December 31, 2023. This decrease was largely attributable to recording of the reversal of TRY 208.7 million of the TRY 227.5 million expense provision regarding an investigation initiated by the Competition Board in 2023, and the settlement of the USD 3,975 thousand (equivalent to TRY 175.8 million) contribution amount owed by TurkCommerce B.V. to Hepsiburada under the contribution agreement entered into between the parties in 2023.

Other operating expenses which mainly include provision for license fee, insurance, provision for legal cases, legal expenses, consultancy, withholding tax and other service costs increased by TRY 375,961 thousand, or 23.0%, to TRY 2,010,047 thousand for the year ended December 31, 2024 from TRY 1,634,086 thousand for the year ended December 31, 2023. This increase was mainly due to higher bad debt provision expenses in 2024 relating to BNPL receivables and loan receivables amounting to TRY 413,567 thousand, provision for licence fee amounting to TRY 180,023 thousand and utilities and rent expenses. The increase was partially offset by lower withholding tax payments and credit card processing expenses in 2024 compared to 2023.

Financial income

Our financial income decreased by TRY 1,092,467 thousand, or 21.4%, to TRY 4,017,977 thousand in 2024 compared to TRY 5,110,444 thousand in 2023. This was mainly driven by a TRY 2,829,051 thousand decrease in foreign currency exchange gains from our U.S. dollar denominated bank deposits and financial investments due to lower U.S. dollar/TRY appreciation in 2024. The TRY currency depreciation was by 19.7% in 2024 compared to 57.4% in 2023. The decrease was partially offset by a TRY 1,001,323 thousand increase in interest income on time deposits due to higher annual interest rates (as reported by the CBRT, the annual average interest rate increased to 44.9% in 2024 from 18.6% in 2023) and a TRY 836,012 thousand increase in interest income on credit sales due to higher annual interest rates and higher revenue.

Financial expenses

Our financial expenses increased by TRY 1,870,646 thousand, or 32.3%, to TRY 7,660,314 thousand in 2024 compared to TRY 5,789,668 thousand in 2023, primarily attributable to a TRY 1,816,743 thousand increase in commission expenses due to early collection of credit card receivables as a result of an increase in annual effective interest rates compared to 2024 and a TRY 790,719 thousand increase in interest expenses on purchases due to higher inventory procurement during 2024. The increase was partially offset by a TRY 825,809 thousand decrease in foreign currency exchange losses from our U.S. dollar denominated trade payables and payables to merchants due to lower U.S. dollar/TRY appreciation in 2024.

Monetary gains/(losses)

Our monetary gains/(losses) position increased by TRY 185,479 thousand to TRY 2,020,471 thousand monetary gains in 2024 from TRY 1,834,992 thousand monetary gains in 2023. The increase in monetary gains was mainly due to the change in net monetary position resulting from monetary liabilities (mainly consisting of trade payables and payables to merchants) exceeding monetary assets (mainly consisting of cash and cash equivalents) in 2024.

Net (loss)/income for the year

Our net loss for the year was TRY 1,604,907 thousand in 2024 compared to net income of TRY 109,053 thousand in 2023.

The TRY 1,713,960 thousand negative change was mainly due to the TRY 2,963,113 thousand increase in net financial expenses (net of financial income), which was partially offset by the TRY 1,063,674 thousand reduction in operating losses and the TRY 185,479 thousand increase in monetary gains as described above.

EBITDA

EBITDA increased by TRY 1,416,612 thousand, or 218.4%, to TRY 2,065,097 thousand in the year ended December 31, 2024 from TRY 648,485 thousand in the year ended December 31, 2023, corresponding to 1.1% EBITDA as a percentage of GMV in 2024. This corresponded to a 0.7 percentage point improvement in EBITDA as a percentage of GMV in 2024 compared to 0.4% in 2023. This improvement was driven by a 2.1 percentage point rise in Gross Contribution margin, partially offset by a 0.5 percentage point increase in payroll and outsource staff expenses, a 0.4 percentage point increase in shipping and packaging expenses, a 0.2 percentage point increase in advertising expenses, and a 0.4 percentage point increase in other operating expenses, net, in each case as a percentage of GMV.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Below are our revenues, broken down by source, for the years ended December 31, 2023 and 2022, and as a percentage of total revenues:

	Year ended December 31,
	2023		2022		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Sales of goods	38,048,868	74.1	29,937,693	78.3	8,111,175	27.1
Marketplace revenues	6,477,412	12.6	4,049,654	10.6	2,427,758	59.9
Delivery services revenue	5,229,995	10.2	3,537,742	9.3	1,692,253	47.8
Other	1,582,681	3.1	703,535	1.8	879,146	125.0
Revenues	51,338,956	100.0	38,228,624	100.0	13,110,332	34.3

Our revenues increased by TRY 13,110,332 thousand, or 34.3%, to TRY 51,338,956 thousand in the year ended December 31, 2023 from TRY 38,228,624 thousand in the year ended December 31, 2022. This was primarily attributable to a TRY 8,111,175 thousand, or 27.1%, increase in sales of goods to TRY 38,048,868 thousand in 2023 compared to TRY 29,937,693 thousand in 2022. Marketplace revenues increased by 59.9% to TRY 6,477,412 thousand in 2023 compared to TRY 4,049,654 thousand in 2022. Delivery services revenue increased by 47.8% to TRY 5,229,995 thousand in 2023 compared to TRY 3,537,742 thousand in 2022. Meanwhile, other service revenue, which mainly consisted of advertising services, Hepsiburada Premium subscriptions and HepsiLojistik revenue streams, grew by 125.0% to TRY 1,582,681 thousand in 2023 compared to TRY 703,535 thousand in 2022.

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

Operating expenses

Below are our operating expenses, broken down by category, for the years ended December 31, 2023 and 2022, and as a percentage of total revenue:

	2023		2022		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Cost of inventory sold	(35,789,583)	69.7	(29,921,050)	78.3	(5,868,533)	19.6
Shipping and packaging expenses	(4,799,044)	9.3	(3,796,191)	9.9	(1,002,853)	26.4
Payroll and outsource staff expenses	(5,059,046)	9.9	(4,258,576)	11.1	(800,470)	18.8
Advertising expenses	(3,505,159)	6.8	(4,199,545)	11.0	694,386	(16.5)
Technology expenses	(595,096)	1.2	(436,341)	1.1	(158,755)	36.4
Depreciation and amortization	(1,695,200)	3.3	(1,219,844)	3.2	(475,355)	39.0
Other operating income	691,543	(1.3)	187,115	(0.5)	504,428	269.6
Other operating expenses	(1,634,086)	3.2	(1,965,919)	5.1	331,833	(16.9)
Operating expenses	(52,385,670)	102.0	(45,610,351)	119.3	(6,775,319)	14.9

Our operating expenses increased by TRY 6,775,319 thousand, or 14.9%, to TRY 52,385,670 thousand for the year ended December 31, 2023 from TRY 45,610,351 thousand for the year ended December 31, 2022. This increase was mainly due to a 19.6% increase in cost of inventory sold, a 26.4% increase in shipping and packaging expenses, an 18.8% increase in payroll and outsource staff expenses, a 39.0% increase in depreciation and amortization and a 36.4% increase in technology expenses. This increase was partially offset by a 16.5% decrease in advertising expenses, a 269.6% increase in other operating income and a 16.9% decrease in other operating expenses.

The increase of TRY 5,868,353 thousand, or 19.6%, in our cost of inventory sold was primarily due to a TRY 8,111,175 thousand increase in our Direct Sales business. The increase in cost of inventory sold is slower than the increase in sale of goods revenue mainly due to lower inflation impact on cost of inventory sold, shorter inventory turnover days in 2023 compared to 2022 and a higher discount impact on cost of inventory sold due to purchases on credit, as a result of increased annual interest rates in Türkiye.

The TRY 1,002,853 thousand, or 26.4%, increase in shipping and packaging expenses was mainly driven by the 13.7% increase in number of orders (excluding digital products) and a rise in delivery fee per unit, outpacing the average inflation in 2023, applied by our delivery partners due to increases in fuel prices and annual minimum wages.

The TRY 800,470 thousand, or 18.8%, rise in payroll and outsource staff expenses was mainly due to the annual and mid-year salary rises although the number of average personnel (excluding those employees who are employed for the development of our website and whose costs are capitalized as per IFRS) decreased by 18.3% in 2023 compared to 2022. Share-based payment expenses in 2023 (covering a provision for the equity-settled portion of compensation, that includes a vesting condition-based plan and a performance target-based plan) was TRY 153,622 thousand compared to TRY 361,846 thousand in 2022 (covering a provision for the equity-settled portion of compensation, that includes a vesting condition-based plan and a performance target-based plan). This decrease was mainly due to the lower number of shares vested in 2023 and lower share price for the shares that vested in 2023 compared to 2022.

The TRY 694,386 thousand, or 16.5%, decline in advertising expenses was mainly due to continued marketing efficiency efforts. In this regard, we have deepened our customer engagement through better personalized customer journeys and our loyalty program. As an outcome of the new E-Commerce Law (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”); in the future, the Company may have to limit the total amount of advertising and marketing expenditures and customer discounts if and when the Company exceeds the threshold that triggers advertisement and discount budget restrictions.

The TRY 158,755 thousand, or 36.4%, increase in technology expenses was mainly due to higher cloud expenses in 2023 compared to 2022. Prior to 2023, these costs were for the development phase of cloud-based projects and were recognized as website development costs under capital expenditures. The increase was also related to investments in new software solutions to enhance customer experience in line with our efforts to provide a superior customer experience.

The TRY 475,355 thousand, or 39.0%, increase in depreciation and amortization was mainly due to the increase in additions to the intangible assets associated with website development costs.

Other operating income, which mainly includes reversal of provisions, contribution income, bank promotion income and ADS depositary service income, increased by TRY 504,428 thousand, or 269.6%, to TRY 691,543 thousand in the year ended December 31, 2023 from TRY 187,115 thousand in December 31, 2022. This increase was largely attributable to the reversal of TRY 208.7 million of the TRY 227.5 million expense provision regarding an investigation initiated by the Competition Board, and the settlement of the USD 3,975 thousand (equivalent to TRY 175.8 million) contribution amount owed by TurkCommerce B.V. to Hepsiburada under the contribution agreement entered into between the parties.

Other operating expenses which mainly include insurance, provision for legal cases, legal expenses, consultancy, withholding tax and other service costs decreased by TRY 331,833 thousand, or 16.9%, to TRY 1,634,086 thousand for the year ended December 31, 2023 from TRY 1,965,919 thousand for the year ended December 31, 2022. This decrease was mainly due to higher legal provision expenses in 2022 relating to the settlement of previously disclosed class action lawsuits amounting to TRY 667,683 thousand (Turkish Lira equivalent of $13,900 thousand). The decrease was partially offset by higher withholding tax payments and higher consultancy, credit card processing and rent expenses in 2023 compared to 2022.

Financial income

Our financial income increased by TRY 557,964 thousand, or 12.3%, to TRY 5,110,444 thousand in 2023 compared to TRY 4,552,480 thousand in 2022. This was mainly driven by a TRY 249,224 thousand increase in interest income on time deposits due to higher annual interest rates (as reported by the CBRT, annual average interest rates increased by 44% from 2022 to 2023) and a TRY 238,775 thousand increase in interest income on credit sales due to higher annual interest rates and higher revenue. The increase in our financial income was also due to a TRY 221,120 thousand increase in fair value gains on financial investments.

Financial expenses

Our financial expenses increased by TRY 1,721,555 thousand, or 42.3%, to TRY 5,789,668 thousand in 2023 compared to TRY 4,068,113 thousand in 2022, primarily attributable to a TRY 1,077,155 thousand increase in interest expenses on purchases due to higher inventory procurement during 2023 and a TRY 729,655 thousand increase in commission expenses due to early collection of credit card receivables as a result of an increase in annual effective interest rates, each compared to 2022.

Monetary gains/(losses)

Our monetary gains/(losses) position increased by TRY 1,854,369 thousand to TRY 1,834,992 thousand monetary gains in 2023 from a TRY 19,377 thousand monetary losses in 2022. The increase in monetary gains was mainly due to the change in net monetary position resulting from monetary liabilities (mainly consisting of trade payables and payables to merchants) exceeding monetary assets (mainly consisting of cash and cash equivalents) in 2023.

Net income for the year

As a result of the factors discussed above, net income for the year increased by TRY 7,025,790 thousand to TRY 109,053 thousand in 2023 from a net loss of TRY 6,916,737 thousand in 2022.

EBITDA

For the year ended December 31, 2023, EBITDA was TRY 648,485 thousand compared to negative TRY 6,161,883 thousand in 2022, corresponding to 0.4% EBITDA as a percentage of GMV in 2023. This corresponded to a 5.2 percentage point improvement in EBITDA as a percentage of GMV in 2023 compared to negative 4.8% in 2022. This improvement was driven by a 2.7 percentage point rise in Gross Contribution margin, a 1.2 percentage point increase in advertising expenses a 0.3 percentage point increase in payroll and outsource staff expenses, a 0.1 percentage point increase in shipping and packaging expenses and a 0.8 percentage point increase in other operating expenses, net, in each case as a percentage of GMV.

B.Liquidity and Capital Resources

Current Sources of Liquidity and Capital Resources

Our principal sources of liquidity are the revenue generated from our Marketplace and Direct Sales operations, the revenue generated from our additional revenue streams including off-platform delivery service revenue, advertising services revenue through HepsiAd, subscription revenue through Hepsiburada Premium, interest revenue through Hepsifinans and fulfillment services revenue; the cash received from IPO proceeds and uncommitted available credit limits from Turkish banking institutions.

As of December 31, 2024, we had cash and cash equivalents of TRY 6,750,179 thousand and financial investments of TRY 2,384,743 thousand, compared to cash and cash equivalents TRY 7,940,833 thousand and financial investments of TRY 2,487,275 thousand as of December 31, 2023. Our cash and cash equivalents consist of cash in hand, bank deposits and highly liquid assets, the original maturity of which is less than three months. Our financial investments are financial assets measured at fair value and financial assets carried at amortized cost and consist of foreign currency based mutual funds and Eurobonds as of December 31, 2024. See Note 3 to our audited consolidated financial statements included elsewhere in this annual report for further details. We held approximately 93% of our cash and cash equivalents in Turkish Lira as of December 31, 2024 while the remaining 7% was held in U.S. dollar. We held approximately 99% of our financial investments in U.S. dollar as of December 31, 2024. The percentage of cash and cash equivalents that is held in Turkish Lira may change from time to time in line with the Group’s working capital management policy. In 2021, we received approximately USD 469.3 million in net proceeds from our IPO after deducting underwriting commissions and discounts and the IPO expenses payable by us, of which we had used approximately USD 445.8 million as of December 31, 2024.

We generate negative working capital as a result of our operating model, which we use as the main source of funding for our operations. See Note 22 to our audited consolidated financial statements included elsewhere in this annual report. Additionally, we maintain available lines of credit with various banks that can be used in obtaining cash, letters of guarantee and cash for payments to suppliers.

In order to have access to financing, we maintain credit limits with various Turkish banks. As of December 31, 2024, our total uncommitted credit limits amounted to TRY 5,625,897 thousand, available for cash and non-cash (i.e., letters of credit) utilizations as well as supplier and merchant financing operations. See Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing.” As of December 31, 2024 and December 31, 2023, our bank borrowings under these credit limits amounted to TRY 1,682,686 thousand and TRY 268,949 thousand, respectively.

The following table summarizes our borrowings as of December 31, 2024, 2023 and 2022:

	As of December 31,
	2024	2023	2022

	(in thousands Turkish Lira)
Short-term bank borrowings	1,682,686	264,894	31,042
Long-term bank borrowings	—	4,055	25,988
Total bank borrowings	1,682,686	268,949	57,030

Our short-term bank borrowings are utilized to fund our consumer financing operations, to facilitate supplier and merchant financing facilities, as well as for a short-term liquidity source if and when required in the ordinary course of our operations. See Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing.” As of December 31, 2024, supplier and merchant financing facilities represented TRY 379.8 million of our short-term bank borrowings, securitization facilities represented 881.2 million and the remaining TRY 421.7 million pertained to other short-term bank borrowings utilized as a resource for liquidity.

Given the seasonality in our operations, historically, we would draw on short-term loans in the first quarter of the year (due to decreased sales after year-end and to provide a source of liquidity) and repay a substantial amount in the second half of the year (as we generate cash through our operations). Due to this cycle, a significant portion of the utilized amounts is not outstanding as of the relevant balance sheet date. In 2022 and 2023, given significant IPO proceeds, we did not draw a significant amount on short-term loans. In 2024, we utilized debt market instruments in order to grow our consumer financing operations. As of December 31, 2024, our short-term borrowings amounted to TRY 1,302.9 million (excluding supplier and merchant financing loans). Of this total, TRY 440.7 million of asset-backed securities (“ABS”), TRY 440.6 million of issued debt securities and TRY 236.9 million of short-term bank borrowings were to fund our consumer finance operations. The remaining balance consisted of TRY 181.9 million of non-interest bearing credit card payables due to purchasing goods and TRY 2.8 million short-term bank borrowings to finance the capex needs of our delivery operations. Of note, during 2023 and 2024, we were subject to restrictions from borrowing Turkish Lira from banks given that our foreign-currency cash assets exceeded the limits set out in the BRSA Decision dated June 24, 2022 (the “BRSA Decision”). The BRSA decision was lifted in February 2025.

In 2024 and in the first quarter of 2025, Hepsiburada participated as originating entity with respect to its BNPL receivables in issuances of asset-backed securities pursuant to the approval granted by the Capital Markets Board of Türkiye (“CMB”) to Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu on March 21, 2024. The approval was granted for up to TRY 2 billion and was valid for one year from the date of approval. Within this scope, we participated in four issuances of ABSs. The first issuance of TRY 150 million with average maturity of 70 days at an annual average interest rate of 42.75% was settled on June 5, 2024. The second issuance of TRY 350 million with average maturity of 84 days at an annual average interest rate of 51.00% was settled on September 27, 2024. The third issuance of TRY 450 million with average maturity of 73 days at an annual average interest rate of 51.00% was settled on December 4, 2024. The fourth (and final) issuance of TRY 500 million with average maturity of 70 days at an annual average interest rate of 42.75% was settled on March 12, 2025. We have used and will continue to use the funds raised through these issues to sustainably grow our BNPL business.

In 2024 and in the first quarter of 2025, we also issued three series of bonds to domestic qualified investors through Hepsifinans to sustainably grow our consumer finance business. On September 11, 2024, the CMB granted approval of Hepsifinans’ issuance of bonds or bills with a total aggregate principal amount of up to TRY 1,050 million in one or more tranches within one year. Hepsifinans completed its first and second bond issuances on October 10, 2024 and on November 6, 2024 of aggregate principal amounts of TRY 250 million and TRY 150 million, respectively. Each of these series of bonds has a six-month maturity and coupon payments due every three months. Each series of bonds accrues interest at a rate of 51.50% per annum. The principal of the bonds will be repaid at maturity. The third issuance on March 4, 2025 was for an aggregate principal amount of TRY100 million with a six-month maturity at a compounded annual interest rate of 43.00% with a coupon and principal repayment at maturity.

All of our bank borrowings are denominated in Turkish Lira and are utilized under Turkish law governed general credit agreements with standard terms. As of December 31, 2024, the average annual effective interest rate for our bank borrowings was between 48% to 54.1% and the average annual effective interest rate for supplier and merchant financing loans was 58.4% while these rates in 2023 were 20.2% and 57.6%, respectively.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2024, 2023 and 2022.

	For the year ended December 31,
	2024	2023	2022

	(in thousands Turkish Lira)
Cash and cash equivalents at beginning of the year	7,939,626	12,512,914	14,899,379
Net cash provided by/(used in) operating activities	5,697,678	7,246,542	1,020,495
Net cash provided by/(used in) investing activities	894,707	(2,423,093)	2,607,045
Net cash provided by/(used in) financing activities	(5,865,937)	(4,807,843)	(3,507,597)
Net increase in cash and cash equivalents	726,448	15,606	119,943
Effects of exchange rate changes on cash and cash equivalents	49,919	251,829	2,320,620
Effects of inflation on cash and cash equivalents	(1,967,204)	(4,840,723)	(4,827,028)
Cash and cash equivalents at end of the year	6,748,789	7,939,626	12,512,914

Net cash provided by / (used in) operating activities

Net cash provided by operating activities for 2024 comprised a TRY 1,604,907 thousand net loss (2023: net income of TRY 109,053 thousand), a negative TRY 1,929,461 thousand change in net working capital (2023: negative TRY 2,214,368 thousand) and a TRY 9,232,046 thousand change in other items (comprising non-cash items such as provisions and depreciation expenses, as well as non-operating items such as financial income and expenses, non-operating monetary gains and losses and unrealized foreign exchange differences) (2023: TRY 9,351,857 thousand). Net cash provided by operating activities decreased by TRY 1,548,864 thousand to TRY 5,697,678 thousand in 2024 as compared to TRY 7,246,542 thousand in 2023. This decrease was mainly due to a TRY 3,250,383 thousand decrease in change in other items comprising non-cash items such as provisions and operating monetary gains and losses as well as realized foreign exchange gains, partially offset by a TRY 1,416,612 thousand improvement in EBITDA and a TRY 284,907 thousand increase in change in working capital.

Net cash provided by operating activities for 2023 comprised a TRY 109,053 thousand net income (2022: net loss of TRY 6,916,737 thousand), a negative TRY 2,214,368 thousand change in net working capital (2022: positive TRY 1,197,869 thousand) and a TRY 9,351,857 thousand change in other items (comprising non-cash items such as provisions and depreciation expenses, as well as non-operating items such as financial income and expenses, non-operating monetary gains and losses and unrealized foreign exchange differences) (2022: TRY 6,739,363 thousand). Net cash provided by operating activities rose by TRY 6,226,047 thousand to TRY 7,246,542 thousand in 2023 as compared to negative TRY 1,020,495 thousand in 2022. This increase was mainly due to a strong EBITDA improvement of TRY 6,810 million, partially offset by a (i) TRY 584,321 thousand decrease in change in operating monetary gains/loss, (ii) a TRY 3,412 million decrease in change in net working capital mainly as a result of the seasonality of our 3P operations and (iii) an increase in realized foreign exchange gains and other non-cash items. The decrease in capex in 2023 also contributed positively to the free cash flow performance.

Net cash provided by / (used in) investing activities

In 2024, net cash from investing activities changed by TRY 3,317,800 thousand to an inflow of TRY 894,707 thousand from an outflow of TRY 2,423,093 thousand in 2023. This change was primarily due to a decrease in purchases of financial investments amounting to TRY 894,762 thousand, an increase in sale of financial investments amounting to TRY 1,198,742 thousand and a TRY 1,565,242 thousand increase in interest received on time deposits and credit sales.

In 2023, net cash from investing activities changed by TRY 5,030,138 thousand to an outflow of TRY 2,243,093 thousand from an inflow of TRY 2,607,045 thousand in 2022. This change was primarily due to the increase in purchases of financial investments amounting to TRY 3,584,793 thousand and decrease in sale of financial investments amounting to TRY 2,652,450 thousand.

Net cash provided by / (used in) financing activities

In 2024, net cash used in financing activities increased by TRY 1,058,094 thousand to an outflow of TRY 5,865,937 thousand from an outflow of TRY 4,807,843 thousand in 2023. This increase was primarily due to the increase in interest and commission paid amounting to TRY 2,246,956 thousand. The increase was partially offset by a TRY 1,146,946 thousand net decrease in proceeds from borrowings and repayment of borrowings in 2024.

In 2023, net cash used in financing activities increased by TRY 1,300,246 thousand to an outflow of TRY 4,807,843 thousand from an outflow of TRY 3,507,597 thousand in 2022. This increase was primarily due to the increase in interest and commission paid amounting to TRY 2,082,097 thousand. The increase was partially offset by a TRY 817,299 thousand net decrease in proceeds from borrowings and repayment of borrowings in 2023.

Free Cash Flow

References to Free Cash Flow are to net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment. See “—Key Indicators of Operating and Financial Performance and Non-IFRS Measures.”

For the year ended December 31, 2024, our Free Cash Flow decreased to an inflow of TRY 3,701,920 thousand from TRY 5,591,730 thousand in 2023. This decrease was mainly driven by a TRY 1,548,864 thousand decrease in net cash provided by operating activities and a TRY 340,946 thousand increase in tangible and intangible asset acquisitions. See “—Net cash provided by / (used in) operating activities” for further information.

For the year ended December 31, 2023, our Free Cash Flow changed to an inflow of TRY 5,591,730 thousand from an outflow of TRY 989,634 thousand in 2022. This change was mainly driven by a TRY 6,226,047 thousand increase in net cash provided by operating activities, supported by a TRY 355,317 thousand decrease in tangible and intangible asset acquisitions. See “—Net cash provided by / (used in) operating activities” for further information.

Net Working Capital

References to “Net Working Capital” are to current assets (excluding cash and cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

	As of December 31,
	2024	2023	2022

	(in thousands Turkish Lira)
Current assets	20,854,692	21,114,304	19,931,377
Cash and cash equivalents	(6,750,179)	(7,940,833)	(12,527,681)
Financial investments	(2,384,743)	(2,487,275)	(41,767)
Current liabilities	(21,586,026)	(19,702,057)	(18,426,920)
Bank borrowings, current	1,682,686	264,894	31,042
Lease liabilities, current	409,083	223,171	374,483
Net Working Capital	(7,774,487)	(8,527,796)	(10,659,466)

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. See “—Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures” and “Presentation of Financial and Other Information” for more information.

Net Working Capital was negative TRY 7,774,487 thousand as of December 31, 2024 compared to negative TRY 8,527,796 thousand as of December 31, 2023. The TRY 753,309 thousand change in negative net working capital was mainly driven by a TRY 865,256 thousand increase in trade receivables, a TRY 753,873 thousand increase in loan receivables, a TRY 276,860 increase in inventories, partially offset by a TRY 769,772 thousand decrease in other current assets and a TRY 591,766 thousand increase in other current liabilities. As of December 31, 2024, the increase in loan receivables was mainly due to an increase in our in-house consumer finance loan facility that was launched in January 2024.

Net Working Capital was negative TRY 8,527,796 thousand as of December 31, 2023 compared to negative TRY 10,659,466 thousand as of December 31, 2022. The TRY 2,131,670 thousand change in negative net working capital was mainly driven by a TRY 1,846,343 thousand increase in trade receivables, a TRY 1,470,412 increase in inventories, a TRY 1,246,824 thousand decrease in trade payables and payables to merchants, a TRY 821,756 thousand decrease in provisions partially offset by a TRY 537,522 thousand increase in contract liabilities and merchant advances.

Our trade receivables mainly include trade receivables related to checks received through corporate sales, credit card receivables, receivables from suppliers (receivables under rebate invoices issued to the suppliers where our rebate receivables from a supplier exceed the payables owed to that specific supplier at the reporting date and the net receivable from that specific supplier is classified in trade receivables), BNPL receivables and receivables of HepsiJet from its customers. As of December 31, 2024, our trade receivables amounted to TRY 4,291,762 thousand, compared to TRY 3,426,506 thousand as of December 31, 2023. The increase in our trade receivable balance was mainly due to the increase in BNPL receivables. As of December 31, 2023, our trade receivables amounted to TRY 3,426,506 thousand, compared to TRY 1,580,163 thousand as of December 31, 2022, mainly due to BNPL and corporate sales receivables.

As of December 31, 2024, the number of inventory days was 61 days, up from 58 days as of December 31, 2023. During 2024, we slightly increased our inventory days to achieve a sustainable inventory level for our operations. As of December 31, 2023, the number of inventory days was 58 days, up from 51 days as of December 31, 2022, in line with our ambition for a better inventory level management.

As of December 31, 2024, the increase in other current liabilities and decrease in other current assets was mainly due to an increase in VAT payables and a decrease in deferred VAT resulting from the Group’s improved income.

As of December 31, 2023, our trade payables and payables to merchants amounted to TRY 15,250,729 thousand. Our trade payables and payables to merchants increased by TRY 1,246,824 thousand, compared to December 31, 2022, mainly due to an increase in inventory procurements in the fourth quarter of 2023 compared to the same period of 2022 and increased service payables such as advertising, shipping and other operational expenses. The payable days for our suppliers as of December 31, 2023 was 65 days, down from 70 days as of December 31, 2022, mainly due to a change in the mix of sales towards the suppliers with relatively lower payment days.

As of December 31, 2023, the decrease in provisions was mainly due to the provision relating to the settlement of previously disclosed class action lawsuits which was reversed upon payment of the settlement expense in 2023.

The average trade payable days exceeds the average trade receivable days and due to our high rate of inventory turnover, we maintained a negative net working capital position as of December 31, 2024 and December 31, 2023, respectively.

Material Cash Requirements

As of December 31, 2024, December 31, 2023 and December 31, 2022, our outstanding debt (including trade payables, bank borrowings and lease liabilities) was TRY 17,649.2 million, TRY 15,918.7 million and TRY 14,685.1 million, respectively. Our current investments mainly focus on capital expenditures, which we expect to increase in 2025 in Turkish Lira terms due to the anticipated depreciation of the Turkish Lira, a rise in inflation and the expansion of our strategic assets. See “—Capital Expenditures” below.

Inflationary price increases impacting the cost of inventories, payroll costs, shipping costs and other operating expenses have put, and are expected to continue to put increasing pressure on our cash requirements. Additionally, the high inflationary environment in Türkiye may result in a further decline in customer demand which may lead to a decrease in our GMV growth rate compared to our plans and accordingly we may consider offering higher customer discounts to stimulate any slowdown in demand which may lead to a lower Gross Contribution. This may also result in higher inventory days, which can adversely impact our negative working capital position. We may also face shorter payment terms to our merchants and suppliers, due to prevailing economic conditions including principally hyperinflation, which may impact the financial condition of our merchants and suppliers. Consequently, we may require additional funding from sources other than our operations for working capital needs. Additionally, we may take strategic decisions to improve customer experience and merchant experience, either of which may result in incremental operational and financial expenses.

Our BNPL product and our consumer financing product trigger additional cash requirements which we have been financing mainly through bank borrowings and securitizations as much as macroeconomic and market conditions allow. In addition, our off-platform payments and affordability solutions require both capital expenditures and marketing investments to be introduced and scaled for our clients and merchants in the market, while we continue enhancing our on-platform affordability solutions.

We may consider inorganic growth opportunities to expand our operations. Such acquisitions may result in additional cash requirements and funding.

Furthermore, from time to time, we are required to provide financial assurance to third parties and in connection with such obligations, we obtain letters of credit for our suppliers. Such off-balance sheet commitments may result in an increase in our financial expenses.

Capital Expenditures

Our capital expenditures primarily relate to the expansion of our business and activities and include, among other things, (i) website development costs, (ii) acquisition of furniture and fixtures (mainly comprising purchased computers, servers and machine equipment investments in the Group’s operation center), (iii) costs related to the acquisition of software and rights (licenses), (iv) leasehold improvements, (v) acquisition of motor vehicles and (vi) advances given in relation to purchase of property and equipment.

The following table summarizes our capital expenditures for the years ended December 31, 2024, 2023 and 2022:

	As of December 31,
	2024	2023	2022

	(in thousands Turkish Lira)
Website development costs	1,389,110	1,309,731	1,395,806
Furniture and fixtures	374,731	180,830	353,670
Acquired software and rights	202,389	185,899	158,164
Leasehold improvements	46,329	17,288	32,095
Motor vehicles	2,921	104	91,959
Other	5,977	5,839	13,829
Total capital expenditures(1)	2,021,457	1,699,691	2,045,523
(1)

For 2024, 2023 and 2022, total capital expenditure reported in our statements of cash flow does not reconcile with the total capital expenditure noted in this table due to the capitalization of personnel bonus provision related to direct employee costs which amounted to TRY 10,911 thousand, TRY 33,965 thousand and TRY 34,209 thousand as of December 31, 2024, 2023 and 2022, respectively.

For the years ended December 31, 2024, 2023 and 2022, our capital expenditures were TRY 2,021,457 thousand, TRY 1,699,691 thousand and TRY 2,045,523 thousand, respectively. Of the TRY 321,766 thousand increase in 2024, TRY 79,379 thousand was due to the increase in website development costs primarily consisting of the costs of employees who are employed for the development of our website and whose costs are capitalized as per IFRS and TRY 193,901 thousand was due to the increase in furniture and fixtures costs. Our capital expenditures related to the development of our strategic assets were mainly for the expansion of HepsiJet and Hepsipay. In 2024 and 2023, capital expenditures for HepsiJet amounted to approximately 11% and 9%, respectively, and the capital expenditures for Hepsipay amounted to approximately 20% and 13% of our total capital expenditures, respectively.

For the year 2025, we expect a continued increase in our capital expenditure in Turkish Lira terms, in line with Company’s annual growth, mainly due to (i) our larger technology employee base working on website development and whose costs are capitalized, (ii) roughly 25% of total capital expenditure being in U.S. dollar such as servers, storages, notebooks, PCs and other IT equipment where we expect approximately 30% appreciation of the U.S. dollar against the Turkish Lira by the end of 2025, (iii) expected year-end inflation of around 26%, and (iv) a higher investment in our strategic assets primarily for product development of Hepsipay and technological advancements and automation for HepsiJet. For the year ended December 31, 2025, we anticipate that Hepsipay will account for approximately 22% of total capital expenditure (compared to approximately 20% in 2024) and HepsiJet will account for approximately 12% of total capital expenditure (compared to approximately 11% in 2024).

As at December 31, 2024, outstanding purchase commitments, primarily for the purchase of information technology equipment and other services, amounted to approximately TRY 228,469 thousand, of which TRY 160,666 thousand is payable within less than 12 months and the remaining TRY 67,803 thousand is payable within one to five years.

Anticipated Sources of Funds

As we operate with negative net working capital, we fund our payables through the cash generated from our operations.

We expect that we will maintain our negative net working capital position and we will fund our debt as well as our purchase commitments through our current cash and cash equivalents, cash generated from operations and available funds to the extent available to us under our existing debt facilities.

In the short term, we believe that our current cash, cash equivalents and cash expected to be generated from operations will be sufficient to meet our obligations given our priority on becoming a profitable company. We have developed our strategic priorities, which emphasize differentiating assets (including logistics services and affordability solutions), customer loyalty, offering payment, lending and last-mile services to third parties and overall cost optimization. We believe these strategic priorities will continue to support our path towards operational profitability.

We expect our long-term cash requirements to be driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Growth in our financing operations is also expected to increase our funding requirements. Given the dynamic nature of the market we operate in, the volatility in the capital markets, the current status of our business as well as rising inflation and interest rates, we are currently unable to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macroeconomic conditions set forth above persist for a sustained period of time. See also Item 3.D. “Key Information—Risk Factors— Risks Relating to Our Business and Industry—We may need to raise additional funds to finance our future capital needs including investing in growth and technology, which may prevent us from growing our business.” We believe that our focus on becoming profitable at the operating level will continuously support our long-term cash requirements.

Our ABS program and bank borrowings are our main external funding sources. Within the scope of the TRY 2 billion limit given by the CMB to Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu, we have conducted four successful asset-backed securities issuances totaling TRY 1,450 million between June 2024 and March 2025. The current ABS limit expired on March 21, 2025. We expect the removal of the BRSA restrictions from bank borrowing of Turkish Lira in February 2025 to provide us with additional borrowing flexibility.

Hepsifinans has conducted three bond issuances totaling TRY 500 million in aggregate principal amount, which is within the TRY 1,050 million limit granted by the CMB. Hepsifinans will continue to benefit from the remaining limit of TRY 550 million until it expires on August 1, 2025, and plans to apply to the CMB for a new approval thereafter. Additionally, bank borrowings are another main source of funding and HepsiFinans continues its efforts to increase its bank credit lines.

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

Additionally, while this does not bear directly on our liquidity or operations, we have a technical obligation to comply with local capital adequacy rules. To maintain compliance, we may be required to take one or more remedial corporate actions, such as a capital increase, a capital reduction or accounting set-offs in accordance with applicable tax laws and inflation accounting principles and practices. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Ownership of our ADSs—We may need to carry out certain corporate actions, such as a capital increase, a capital reduction, accounting set-offs or similar actions or a combination thereof to maintain compliance with local capital adequacy rules, some of which may dilute the value of our outstanding ADSs.”

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

C.Research and Development, Patents and Licenses, etc.

We carry out our research and development activities at our four R&D Centers, located in Istanbul and certified by the Turkish Ministry of Science, Industry, and Technology. In January 2023, Hepsiburada established its second R&D Center while Hepsipay established its first R&D Center in Sancaktepe, Istanbul. HepsiJet continues its research and development activities focusing on smart logistics, operational optimisation and excellence at its R&D Center. We conduct a wide range of projects, including recommendation engines, search engines, customer personalization, payment systems, as well as fraud prevention. In addition, the Hepsipay R&D Center develops projects in areas such as intelligent payment solutions, credit and risk assessment, credit scoring using machine learning methods, AI-powered credit solutions, AI-based financial advisory systems, fraud detection, and gamification.

Along with our existing trademarks and pending trademark filings, certain components of our website and mobile applications, including the design, codes, website and mobile application contents, images, software integrations and interfaces are under copyright protection under Turkish copyright regulations. As of December 31, 2024, we held three patents in Türkiye as D-Market and two patents as HepsiJet. As of the same date, we also had eight pending patent applications as D-Market as well as eight pending patent applications as HepsiJet. In 2024, the Hepsipay R&D Center successfully filed a patent application and aims to submit two new national patent applications in 2025. See Item 4.B. “Information on the Company—Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Board of Directors

As of the date of this annual report, our board of directors is composed of nine members. The following table sets forth the name, age, position and expiration of current term for the members of our board of directors as of the date of this annual report. Unless otherwise stated, the business address of all directors is Kuştepe Mahallesi Mecidiyeköy Yolu Cadde No: 12 Tower: 2 Floor: 2 Şişli Istanbul, Türkiye.

Name	Age	Position	Expiry of term
Mikheil Lomtadze	49	Chairman	January 31, 2027
Yuri Didenko	51	Vice Chairman	January 31, 2027
Sandro Berdzenishvili	42	Board Member	January 31, 2027
Pavel Mironov	46	Board Member	January 31, 2027
Tengiz Mosidze	50	Board Member	January 31, 2027
Erman Kalkandelen(1)	43	Board Member	January 31, 2027
Ahmet Fadıl Ashaboğlu	54	Board Member (Independent)	January 31, 2027
Tayfun Bayazıt	68	Board Member (Independent)	January 31, 2027
Stefan Gross-Selbeck	58	Board Member (Independent)	January 31, 2027
(1)	Until the Change of Control, Mr. Erman Kalkandelen was the representative of Franklin Templeton Turkey nominated pursuant to the Shareholders’ Agreement (as defined herein). Kaspi signed a Deed of Adherence to the Shareholders’ Agreement. Accordingly, Franklin Templeton Turkey’s right to appoint one board member continues to be in effect. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Post-IPO Shareholder Agreement—Governance and Management of the Company.” Mr. Kalkandelen was re-elected to the board of directors on January 31, 2025 at the Extraordinary General Assembly Meeting of Shareholders, as further described below. His business address is Ferko Signature, Buyukdere Caddesi no: 175 Levent 34398 Istanbul, Türkiye.

The following changes to the Company’s board of directors and committees took place during the period from January 1, 2024 to the date of this annual report:

●Effective January 15, 2024, Murat Emirdağ resigned from his position and Ahmet Toksoy was appointed as a member of the board of directors to replace Murat Emirdağ. The appointment of Ahmet Toksoy was approved at the Company’s Ordinary General Assembly Meeting of Shareholders held on September 12, 2024.
●On September 12, 2024, the Company’s Ordinary General Assembly Meeting of Shareholders appointed Hanzade Vasfiye Doğan Boyner, Erman Kalkandelen, Vuslat Doğan Sabancı, Tolga Babalı, Mehmet Erol Çamur, Ahmet Toksoy and İlker Yöney as members of the board of directors and Tayfun Bayazıt, Ahmet Fadıl Ashaboğlu, Stefan Gross-Selbeck and Hikmet Ersek as independent members of the board of directors, for a term of two years, and increased the total number of board of directors members from nine to eleven.
●On September 21, 2024, the board of directors determined that the Risk Committee would start working as an Early Detection of Risk Committee in accordance with the Turkish Commercial Code, effective as of January 1, 2025. The board of directors further determined the new composition of its Committees as follows:
●Audit Committee: Tayfun Bayazıt, Ahmet Ashaboğlu and Stefan Gross-Selbeck.
●Risk Committee: Ahmet Ashaboğlu, Tayfun Bayazıt and Tolga Babalı.
●Corporate Governance Committee: Hikmet Ersek, Ahmet Ashaboğlu and Tolga Babalı.

●Effective December 27, 2024, Hikmet Ersek, who was an independent member of the Company’s board of directors and a member of the Corporate Governance Committee, resigned from his position. The board of directors decided to appoint Tayfun Bayazıt, an independent member of the board of directors, as new member of the Corporate Governance Committee to replace Hikmet Ersek.
●On January 31, 2025, in connection with the completion of the Change of Control, the Extraordinary General Assembly Meeting of Shareholders voted on the election of the new board of directors. The Extraordinary General Assembly Meeting of Shareholders appointed the members and independent members of the board of directors listed in the table above, for a term of two years, and decreased the total number of the board of directors members, from eleven to nine. The board of directors further determined to elect Mikheil Lomtadze as the Chairman of the board of directors and Yuri Didenko as the Vice Chairman of the board of directors.
●On the same day, the board of directors determined the composition of its Committees as follows:
●Audit Committee: Tayfun Bayazıt, Ahmet Ashaboğlu and Stefan Gross-Selbeck.
●Early Detection of Risk Committee: Tayfun Bayazıt, Ahmet Ashaboğlu and Yuri Didenko.
●Corporate Governance Committee: Tayfun Bayazıt, Ahmet Ashaboğlu and Yuri Didenko.

The board of directors has determined that Tayfun Bayazıt, Ahmet Ashaboğlu and Stefan Gross-Selbeck meet the independence requirements under Nasdaq Listing Rule 5605(a)(2).

The following is a brief summary of the business experience of our directors and of their board committee memberships.

Mikheil Lomtadze

Committee memberships: None

Mikheil Lomtadze joined our board of directors in January 2025 as Chairman. He is the co-founder of Kaspi and has been with Kaspi since its inception. He currently serves as the Chairman of the Management Board, the Chief Executive Officer and a member of the board of directors of Kaspi. Prior to joining Kaspi in 2007, Mr. Lomtadze was a partner at Baring Vostok Capital Partners. From 1995 to 2000, Mr. Lomtadze founded and developed GCG Audit, a strategy consulting and auditing firm in Georgia, which later became part of the Ernst & Young global network. From 2018 to 2022, Mr. Lomtadze was named as the best CEO in Kazakhstan by members of the Kazakhstan Growth Forum. He was also named as the best CEO in Kazakhstan according to the survey carried out by Forbes and PricewaterhouseCoopers from 2017 to 2022. Mr. Lomtadze received a bachelor’s degree from the European School of Management (Georgia) and holds an MBA degree from Harvard Business School (class of 2002). Mr. Lomtadze is currently a member of the Harvard Business School’s Middle East & North Africa Advisory Board.

Yuri Didenko

Committee memberships: Early Detection of Risk Committee, Corporate Governance Committee

Yuri Didenko joined our board of directors in January 2025 as Deputy Chairman. Mr. Didenko joined Kaspi as a member of the founding management team in 2007 and currently serves as Vice Chairman of the Management Board, responsible for capital markets and treasury. Mr. Didenko has extensive experience in investment and financial analysis. Prior to joining Kaspi, Mr. Didenko was a director of investments at Baring Vostok Capital Partners. Mr. Didenko graduated from the Kyiv National Economic University with a degree in finance and is a CFA charter holder. Mr. Didenko also graduated from the Harvard Business School GMP program (class of 2015).

Sandro Berdzenishvili

Committee memberships: None

Sandro Berdzenishvili joined our board of directors in January 2025. Mr. Berdzenishvili is the Head of the Kaspi Pay. Mr. Berdzenishvili joined Kaspi in 2014. Prior to that, he worked as Head of Business Development in Universal Card Corporation (Georgia). Mr. Berdzenishvili received an MBA from the Free University of Tbilisi Business School in 2010 (Georgia). He also graduated from the Harvard Business School GMP program (class of 2024).

Pavel Mironov

Committee memberships: None

Pavel Mironov joined our board of directors in January 2025. Mr. Mironov joined Kaspi as a member of the founding management team in 2008 and currently serves as Deputy Chairman of the Management Board, responsible for Kaspi’s daily operations. Mr. Mironov has extensive experience in technology. Prior to joining Kaspi, he worked at Tieto, a European IT and software company, and covered projects in Russia, Georgia, Kazakhstan and other CIS countries. Mr. Mironov graduated from the Moscow Institute of Electronics and Mathematics of the Higher School of Economics with a degree in computer science. Mr. Mironov also graduated from the Harvard Business School GMP program (class of 2015).

Tengiz Mosidze

Committee memberships: None

Tengiz Mosidze joined our board of directors in January 2025. Mr. Mosidze joined Kaspi as a member of the founding management team in 2008 and currently serves as the Deputy Chairman of the Management Board and the Chief Financial Officer. Mr. Mosidze has extensive experience in the area of finance. Prior to joining Kaspi, Mr. Mosidze worked at Ernst & Young as a financial manager for the Caucasus and Central Asia region. Prior to that, Mr. Mosidze was part of the World Bank team responsible for the development of microfinance organizations in Georgia. Mr. Mosidze received a bachelor’s degree and a master’s degree in finance from the European School of Management (Georgia). Mr. Mosidze also graduated from the Harvard Business School GMP program (class of 2013).

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

Ahmet Fadıl Ashaboğlu

Committee memberships: Audit Committee, Early Detection of Risk Committee, Corporate Governance Committee

Ahmet Fadıl Ashaboğlu joined our board of directors in May 2022 as an independent board member. He began his career as a Research Assistant at MIT in 1994, followed by various positions in capital markets within UBS Warburg, New York (1996-1999). After serving as a management consultant at McKinsey & Company, New York (1999-2003), Ahmet Fadıl Ashaboğlu moved back to Türkiye and joined Koç Holding as Finance Group Coordinator in 2003. He was appointed as Group Chief Financial Officer at Koç Holding in 2006 and served in that position until April 2022. Ahmet Fadıl Ashaboğlu is currently a board member of various public and private companies including Yapı Kredi Bank, Koç Financial Services, Eczacıbaşı Holding and Sirena Marine.

Ahmet Fadıl Ashaboğlu holds a BSc degree from Tufts University and a Master of Science degree from Massachusetts Institute of Technology (MIT), both in Mechanical Engineering.

Tayfun Bayazıt

Committee memberships: Audit Committee, Early Detection of Risk Committee, Corporate Governance Committee

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

Mr. Bayazıt came back to Yapı Kredi in 2007 (at which time Yapı Kredi was owned by a joint venture of the UniCredit and the Koç Group) as CEO and two years later he was elected as Chairman. He served as Chairman of all Yapı Kredi subsidiaries including Yapı Kredi Sigorta (property and casualty insurance) and Yapı Kredi Emeklilik (private pension and life) for four years. Yapı Kredi was the fourth largest high street bank in Türkiye with subsidiaries in the Netherlands, Bahrain and Russia, actively involved in mortgage lending among other individual banking activities with a strong digital focus.

Mr. Bayazıt left Yapı Kredi in August 2011 to set up his own firm “Bayazit Consulting Services.” He was then elected as the Country Chairman for MarshMcLennan Group, Türkiye in September 2012 and currently serves as the Chairman for Polisan Holding, and is a member of the board of directors of Zorlu Holding and Boyner Holding. He is an independent board member at Adel Kalemcilik. He serves on the audit committees of Sabanci Holding and Borusan Boru.

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

Stefan Gross-Selbeck

Committee memberships: Audit Committee

Dr. Stefan Gross-Selbeck joined our board of directors in January 2023 as an independent board member. He has over twenty years of experience in senior leadership roles including as a CEO and held a number of board memberships. Dr. Gross-Selbeck was a Senior Partner and Managing Director of the Boston Consulting Group until March 2024. Since January 2023 he has been serving as Global Topic Leader Climate Technologies at BCG. He previously served as the Global Managing Partner of BCG Digital Ventures, the corporate venture arm of Boston Consulting Group and as Managing Partner for their European operations. Prior to joining BCG Digital Ventures in 2014, Dr. Gross-Selbeck served as CEO of New Work SE (formerly known as XING AG), a leading social network for professionals in Europe, between 2009-2013. He also had different management roles at eBay, ProSiebenSat1 and Boston Consulting Group GmbH. Dr. Gross-Selbeck is a member of the advisory boards of the German Startup Association and several ventures built by BCG Digital Ventures. He also serves on the board of directors of Woltair s.r.o.

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

The table below lists our senior management team, and sets forth certain information regarding each member of our senior management as of the date of this annual report:

Name(1)	Age	Position
Nilhan Onal	46	Chief Executive Officer (“CEO”)
Mehmet Seçkin Köseoğlu	52	Chief Financial Officer (“CFO”)
Erkin Aydın	50	Chief Executive Officer of Hepsi Finansal (“Hepsi Finansal CEO”)
Esra Beyzadeoğlu	47	Chief Customer Experience and People Officer (“CEPO”)
Hakan Karadoğan(2)	53	Chief Executive Officer of Logistics (“Logistics CEO”)
Ender Özgün	43	Chief Commercial Officer (“CCO”)
Alexey Shevenkov	41	Chief Technology Officer (“CTO”)
Güneş Akman Özcan	40	General Counsel and Secretary of the Board of Directors
(1)	The business address for each of our officers is Kuştepe Mahallesi Mecidiyeköy Yolu Cadde No: 12 Tower: 2 Floor: 2 Şişli Istanbul, Türkiye.
(2)

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

Nilhan Onal

Nilhan Gökçetekin (referred to herein as Nilhan Onal) has been the Chief Executive Officer (CEO) of Hepsiburada since January 2023. Prior to Hepsiburada, she held multiple leadership roles in Amazon such as consumer electronics, insurance, shipping, apparel and footwear. During the ten years before she started her career at Amazon, Ms. Onal held important and diverse senior management roles at Procter & Gamble in many categories and geographies, from food and electricals to home care products. Among many recognitions, in 2021, she was also named among the top Turkish executives in Global Turks par excellence conducted by Heidrick and Struggles. Nilhan Onal has been recognized on the 2023 Heroes Women Role Model 100 Executive List presented by INvolve.

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

Mr. Karadoğan has a Bachelor’s degree in Electrical Engineering from Istanbul Technical University and completed leadership programs at Harvard Business School and INSEAD.

Ender Özgün

Ender Özgün has served as Chief Commercial Officer (CCO) since May 2023. From July 2021 to October 2023, he served as Chief Marketing Officer (CMO). From May 2023 to October 2023, he held the dual roles of CMO and CCO.

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

Mr. Shevenkov holds a Master’s degree from Bauman Moscow State Technical University.

Güneş Akman Özcan

Güneş Akman Özcan has served as the General Counsel and Secretary of the Board of Directors since January 2024, the Head of Corporate Governance and Securities since July 2022, and Compliance since August 2023. From 2016 to 2019, she served at the Office of the General Counsel of the EBRD, London on project finance in EMEA and CIS countries. From 2009 to 2015, she practiced technology, corporate, M&A and PPP laws, at HBU, a Chambers & Partners Tier 1 attorney partnership in Istanbul. In 2008, she worked for the ICC arbitrator Jean Willems, in Paris.

Ms. Akman Özcan holds an LL.M. from Stanford Law School on Corporate Governance, a Master II on French Corporate and Business Administration Laws from Université d’Angers and a Law degree from University of Galatasaray. She is a Jean Monnet Scholar awarded by the European Commission and an awardee of the Stanford Law School delegate stipend for the World Bank’s Law, Justice and Development week in Washington DC. She is admitted to the New York State Bar, the State Bar of California and the Istanbul Bar.

B.	Compensation

Cash Compensation

The compensation for each of our executive officers consists of a base salary and a bonus based on performance. Our current board members, with the exception of our independent non-executive board members, do not receive a fee for their service on our board. We compensate each independent director with a fee for their attendance at board meetings and, where applicable, additional fees for their service as a committee member or a committee chairperson. Our board members who also serve under employment or consultancy agreements are compensated in line with their respective agreements. We compensate all of our board members for all expenses incurred by them in relation to their board duties and attendance at all meetings of our board of directors. We have no service contracts with any of our directors providing for benefits upon termination of their board duties. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2024 was TRY 829.6 million (excluding TRY 173.7 million as a share-based payment expense and TRY 6.3 million as a share-based payment provision recognized for performance target-based payments (see “—Incentive Plan”)).

Incentive Plan

In connection with our IPO, we adopted a share-based payment plan for our key management personnel as described in more detail below. This plan includes both cash and equity compensation components. The portions related to the cash components were dependent upon the occurrence of a successful IPO, which occurred in July 2021. The Company paid the cash compensation components of the plan in the fourth quarter of 2021 in the amount TRY 621.4 million.

The equity compensation components of the plan are triggered upon meeting certain “vesting” and “performance target” conditions. Settlement related to the vesting condition will be made partially on a pro rata basis in five specified vesting terms in accordance with the service period of the key management personnel considered within this program. As of December 31, 2024, the Company had recorded TRY 179.9 million as a share-based payment expense.

As of December 31, 2024, a TRY 6.3 million share-based payment provision was recognized for the performance target-based payments.

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

Plan administration

Our Incentive Plan is administered by the board of directors. Our board of directors consults with our corporate governance committee (which undertakes duties relating to remunerations) to receive their recommendations on the distribution of the awards under the Incentive Plan. The board of directors has unilateral authority to change, suspend and terminate the Incentive Plan partially or in whole, including but not limited to compensating Plan Participants in cash or by any other means legally available instead of delivery of ADSs.

Eligibility

We may grant awards to key executives and employees (including our subsidiaries’), consisting of c-level executives, directors, managers, officers, employees, consultants and board members of our Company and its subsidiaries to be determined by the board of directors.

Reserved Pool

As of the date of this annual report, the board of directors has reserved up to a maximum amount of 6,500,000 (after tax and deductions) of our ordinary shares (which may be represented by ADSs), constituting the total of RSUs and PSUs described above, to be used within the scope of the Incentive Plan. This constitutes approximately 2.0% of our share capital as of the date of this annual report.

Vesting schedule

RSUs and PSUs will vest in the periods as specified below, following the end of 18 months after the date of the IPO:

●	First Period: In the eighteenth (18th) month following the date of the IPO, up to 3,250,000 ordinary shares may be delivered;

This First Period of the Incentive Plan ended on January 31, 2023. Accordingly, the board of directors has determined in its decision dated April 24, 2023 that after tax and deductions, a total of 1,350,000 ordinary shares (which may be represented by ADSs) will have been used under the First Period, in the form of RSUs for 14 Plan Participants and PSUs for 12 Plan Participants.

The board of directors resolved with its decision dated April 24, 2023 that the vested rights and benefits that have accrued under Incentive Plan agreements that were individually signed prior to the date of the board of directors’ resolution will not be negatively affected by the amendments made to the Incentive Plan.

●	Second Period: In the twelfth (12th) month following the end of the First Period, up to 1,750,000 ordinary shares may be delivered;

This Second Period of the Incentive Plan ended on January 31, 2024. Accordingly, the board of directors has determined that, after tax and deductions:

●	806,957 ordinary shares of the Company (which may be represented by ADSs) have vested in favor of 18 Plan Participants who became entitled, as defined under their individual contracts, to receive RSUs; and
●	93,168 ordinary shares of the Company (which may be represented by ADSs) have vested in favor of 11 Plan Participants who have been determined as having successfully met the year-end targets for the purposes of the calculation of the PSUs.

In accordance with the foregoing, with respect to the Second Period, the board of directors determined on April 19, 2024 that, after tax and deductions, a total of 900,125 ordinary shares (which may be represented by ADSs) vested in favor of the relevant Plan Participants on January 31, 2024 and will have been used under the Second Period.

The remaining 849,875 ordinary shares (which may be represented by ADSs) after tax and deductions, which have not been used in the Second Period, have been allocated to the Third Period, by resolution of the board of directors dated April 19, 2024, as set out further below.

●	Third Period: In the twelfth (12th) month following the end of the Second Period, up to 2,349,875 ordinary shares may be delivered;

This Third Period of the Incentive Plan ended on January 31, 2025. Accordingly, the board of directors has determined that, after tax and deductions:

●	1,388,738 ordinary shares of the Company (which may be represented by ADSs) have vested in favor of 53 Plan Participants who became entitled, as defined under their individual contracts, to receive RSUs; and
●	66,977 ordinary shares of the Company (which may be represented by ADSs) have vested in favor of 8 Plan Participants who have been determined as having successfully met the year-end targets for the purposes of the calculation of the PSUs.

In accordance with the foregoing, with respect to the Third Period, the board of directors determined on January 24, 2025 that, after tax and deductions, a total of 1,455,716 ordinary shares (which may be represented by ADSs) vested in favor of the relevant Plan Participants on January 31, 2025 and will have been used under the Third Period.

The remaining 849,159 ordinary shares (which may be represented by ADSs) after tax and deductions, which have not been used in the Third Period, have been allocated to the Fourth Period, by resolution of the board of directors dated January 24, 2025, as set out further below.

We expect to deliver these ordinary shares (which may be represented by ADSs) to the recipients once the shares are issued or acquired by the Company.

●	Fourth Period: In the twelfth (12th) month following the end of the Third Period, up to 1,849,159 ordinary shares may be delivered; and
●	Fifth Period: In the twelfth (12th) month following the end of the Fourth Period, up to 900,000 ordinary shares may be delivered.

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

The vesting dates and terms of the Incentive Plan for each beneficiary are separately defined in their individual employee agreements. For employees who became Plan Participants after July 3, 2024, awards are subject to certain conditions, including achieving high performance standards and remaining with the Company until March 31, 2026.

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

Amendment, Suspension and Termination

The board of directors, which is the plan administrator, has unilateral authority to change, suspend and terminate the Incentive Plan conditions, including but not limited to compensating Plan Participants in cash or by any other means legally available instead of delivery of ADSs. The Incentive Plan will automatically expire on the tenth anniversary of the date of the IPO. Our board of directors and shareholders may terminate the Incentive Plan at any time, in whole or in part.

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

Termination Benefits

Under Turkish labor law, we are required to pay termination benefits to each employee, including executives, (i) who has completed one year of service and whose employment is terminated by the employer without due cause or by the employee with due cause, (ii) whose employment is terminated due to marriage within one year of such marriage (female employees only), or (iii) who is called up for military service, dies or retires upon meeting applicable retirement conditions. The conditions for an employee to be entitled to a pension from the Social Security Institution or other pension fund differ based on the date on which the employee was first registered as an employee with the Social Security Institution. For further information, see Note 13 to our audited consolidated financial statements included elsewhere in this annual report.

C.Board Practices

For dates of expiration of the current term of office of our directors and the period during which the person has served in that office, see “—Directors and Senior Management—Board of Directors” above.

For details of our arrangements with directors providing for their board service see “—Compensation” above.

Committees of the Board of Directors

Our board of directors has established an audit committee, an early detection of risk committee and a corporate governance committee to support it in its decision-making process and has adopted a written charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

As of the date of this annual report, the Audit Committee consists of three board members: Ahmet Fadıl Ashaboğlu, Dr. Stefan Gross-Selbeck and Tayfun Bayazıt.

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

Early Detection of Risk Committee

On September 26, 2024, our board of directors determined that our risk committee would start working as an Early Detection of Risk Committee in accordance with the Turkish Commercial Code effective as of the beginning of the calendar year 2025. In this enhanced capacity, the Early Detection of Risk Committee is expected to convene six times per year (instead of four) and to report to our board of directors every two months. The Early Detection of Risk Committee consists of a minimum of two board members, a majority of which are required to be independent directors. The members of the Early Detection of Risk Committee are elected from among the members of our board of directors or persons, not necessarily a member of the board of directors, but possessing the required skills for this position. Our Early Detection of Risk Committee currently consists of three members: Ahmet Fadıl Ashaboğlu, Tayfun Bayazıt and Yuri Didenko. Our board of directors has determined that Ahmet Fadıl Ashaboğlu and Tayfun Bayazıt are independent. Our early detection of risk committee conducts a review of the Company’s risk management policies at least once a year.

Corporate Governance Committee

The Corporate Governance Committee consists of two or more board members, and the majority of the Corporate Governance Committee is required to be composed of independent directors. The members of the Corporate Governance Committee are elected from among the members of our board of directors or persons, not necessarily members of the board of directors, but possessing the required skills for this position. Our Corporate Governance Committee currently consists of three members: Ahmet Fadıl Ashaboğlu, Tayfun Bayazıt and Yuri Didenko. Our board of directors has determined that Ahmet Fadıl Ashaboğlu and Tayfun Bayazıt are independent. Our Corporate Governance Committee is responsible for periodically reviewing the application of corporate governance principles by our board of directors and making recommendations to the board on corporate governance matters. Our Corporate Governance Committee also carries out the functions of a compensation committee, advising the board on compensation policies for the board and executives.

Code of Conduct

Our board of directors updated our Code of Conduct applicable to our employees, directors and officers on February 6, 2023. A current copy of the Code of Conduct is posted on our investor relations website.

Duties of Directors

Pursuant to our articles of association and the TCC, our board of directors is responsible for supervising our management and establishes the principles of our strategy, organization, accounting and financial control. Under Turkish law, members of the board of directors can be natural persons or legal entities and are not required to own shares to serve on the board of directors. For a legal entity to serve as a member of the board of directors, it must appoint a natural person to exercise the director’s rights and duties on behalf of the legal entity.

Under Turkish law, members of the board directors cannot attend negotiations or vote on matters in which such members of the board of directors themselves, their spouses or their relatives (up to and including third degree) have an interest or if their attendance would otherwise be contrary to objective principles of good faith. According to the TCC, members of the board of directors cannot enter into commercial relationships with us or engage in any competing activities on behalf of themselves or others, unless permitted by the general assembly.Our directors have a duty of loyalty to act honestly in good faith for a proper purpose and with a view to our best interests. Our directors also have a duty to exercise the skills they effectively possess and to exercise such care and diligence that a reasonably prudent person would in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association.

Corporate Governance Differences

Nasdaq allows a foreign private issuer, such as the Company, to follow its home country practices in lieu of certain Nasdaq corporate governance standards. Similarly, as a controlled company, we are exempt from certain of the Nasdaq corporate governance standards. We rely on a number of these exemptions, including, but not limited to, our use of our corporate governance committee in lieu of a standing compensation committee and that we follow home country practice in lieu of the requirements of Nasdaq Rule 5605(e) regarding independent director oversight of director nominations. For additional information about the home country practices we follow in lieu of Nasdaq corporate governance standards, see Item 3.D. “Key Information—Risk Factors—Risks Relating to Ownership of the ADSs—As a “controlled company” within the meaning of the Nasdaq rules and a foreign private issuer, we qualify for and do rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs” and Item 16.G. “Corporate Governance.”

D.	Employees

As of December 31, 2024, we had 3,743 employees and 7,174 outsourced FTEs supporting our business. We had a month-end average of approximately 72 temporary employees supporting our business during the year 2024, ranging from no temporary employees at the end of the early months of 2024 to 143 at the end of November 2024, during our peak season.

The following table sets forth information on the number of employees by department as of the dates indicated, excluding the outsourced personnel:

	As at December 31,
	2024	2023		2022
D-Market	2,271	2,191		2,811
Technology(1)	764	644		776
Category Management(2)	390	441		584
Call Center	369	381		567
Operations(3)	241	190		280
Marketing	141	132		185
Finance(4)	93	92		98
HepsiGlobal(5)	88	90		92
Hepsiburada Market(6)	0	57		86
Other(7)	185	164		143
D-Fast(5)	1,097	832		871
D-Ödeme and Hepsifinans(5)	375	190		152
Total	3,743	3,213	(8)	3,834
(1)	As of April 2024, our Search Engine Optimization team was classified under Technology. Prior to April 2024, this team was classified under Marketing. As of July 2024, our Fraud team was classified under Technology. Prior to July 2024, this team was classified under Finance.
(2)	In 2023, our HepsiAd team and Private Label team were classified under Other. Prior to 2023, these teams were classified under Category Management. As of May 2024, our Catalog team was classified under Technology. Prior to May 2024, this team was classified under Category Management. As of May 2024, our Merchant Contractor and Onboarding team was classified under the Call Center. Prior to May 2024, this team was classified under Category Management.
(3)	Includes employees in logistics warehouse operations. As of May 1, 2024, our Merchant Operations team was classified under Operations department. Prior to May 1, 2024, this team was classified under Category Management.
(4)	In 2024, our Finance team was shown as a separate line. Prior to 2024, this team was classified under Other. Prior years have been adjusted accordingly.
(5)	Includes specifically assigned technology personnel.
(6)	As of October, 2024, the operations of Hepsiburada Market were discontinued.

(7)	Includes departments not otherwise mentioned in the table. In 2023, according to the revised organization structure: (i) our HepsiAd team was classified under Other, which was previously under Category Management (ii) our Corporate Communications team was classified under Other, which was previously under Marketing and (iii) our Private Label team was classified under Other, which was previously under Category Management.
(8)	In early 2023, we conducted targeted efforts to manage personnel costs. As of March 31, 2023, following implementation thereof, our number of employees was 3,429.

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

We believe that our future success depends on our ability to identify, hire, train and retain qualified personnel. Our people and culture strategy has the objectives of attraction, retention and social responsibility and sustainability. In pursuit of these objectives, we implement people and culture strategic programs such as our Hepsinstitute Lifetime Learning Organisation (digital learning management systems), our HepsiUp system, which assists in setting strategic targets for performance management, and our HepsiFUN, where our employees can socialize and have fun together outside of work. This allows cross-functional teams and remote workers to come together in person around their common interests.

The main pillars of Hepsiburada’s culture and core values are as follows: Our Customers, Innovation through Entrepreneurship and Social Consciousness. The way we work and our competencies include Ownership and Accountability, Entrepreneurial Mindset, Meticulous Execution & Dedication, Continuously Develop, Organizational Alignment, Shared Goals & Mechanism, Agility and Resilience, Acting with Data Through Analytical Thinking.

We believe that a constantly developing workforce that supports the innovative and entrepreneurial spirit with training solutions appropriate to our corporate strategy and needs is indispensable for our business operations.

The development of our employees’ corporate, personal, professional and managerial skills is supported by training programs such as an orientation program, leadership academy, competency training, a personal and professional development catalogue, and specific functional technical training within the scope of the annual training plan. In 2024, we provided a total of approximately 127,878 hours of training to our employees, representing an average of 35 training hours per person. 4,241 of these hours related to executives participating in a leadership academy program. In the same period, 79% of our training was carried out through internal resources.

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

We prioritize the well-being and motivation of our employees and support them through our internal platforms such as HepsiSEN and HepsiFUN.

HepsiSEN is a platform designed to support the mental and physical well-being of our colleagues, which we believe form the foundation of employee welfare. Through HepsiSEN, employees have free access to a variety of services, including expert trainers, psychologists, nutritionists, and more. In 2024, we prioritized the development of HepsiSEN by forming sports and wellness communities (such as yoga, pilates, football, basketball, and volleyball) and establishing new collaborations. Additionally, we launched sports clubs, a book club, and a drama group.

HepsiFUN is a platform designed to help Hepsiburada employees maintain a work-life balance while boosting team motivation through various activities. It aims to provide employees with a chance to enjoy their free time outside of working hours and enhance social interaction by bringing together employees from different departments in order to foster a sense of community across our organization. The platform offers a wide range of activities, including workshops, city and out-of-town trips, theater performances, concerts, breakfast events, and more, bringing employees together for shared experiences outside of work.

With our HepsiGÖNÜLDEN program, we actively engage in social solidarity efforts alongside our employees, supporting various charitable organizations.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any labor unions. For risks relating to employees of certain subcontractors being classified as our employees see Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business would be adversely affected if last mile delivery service carriers were classified as employees instead of independent contractors and we may incur significant additional expenses if the employees of subcontractors carrying out delivery services are considered our employees.”

E.	Share Ownership

See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for information about the share ownership of directors and officers.

See Item 6.B. “Directors, Senior Management and Employees—Compensation” for information about the compensation of our directors and officers and incentive plans.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of ordinary shares as at the date of this report for:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
●	each of our executive officers and members of our board of directors individually; and
●	all of our executive officers and members of our board of directors as a group.

For further information regarding material transactions between us and principal shareholders, see “—Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person. Holders of our ordinary shares, which is the class of shares that is represented by ADSs that are publicly traded and listed, are entitled to one vote per share.

The percentage of shares beneficially owned is computed on the basis of 321,382,906 ordinary shares outstanding as at the date of this report. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group.

To our knowledge, there are no U.S. record holders of our shares as at the date of this report. As at the date of this report, 65,251,000 of our ordinary shares were held by The Bank of New York Mellon, acting through its office located in the United Kingdom, as custodian for the depositary. There is no complete record of all ADS holders, nor of U.S. ADS holders, and therefore it is not possible to give an accurate breakdown of geographical distribution of such holders by country of residence. While we have been informed by The Bank of New York Mellon, as depositary, that there are no registered holders of ADSs with a U.S. address as at the date of this report, all of our ADSs are held by brokers or other nominees and, as a result, the number of ADS holders of record is not representative of the number of beneficial holders or of the residence of such beneficial holders.

Unless otherwise indicated below, the address for each beneficial owner listed below is Kuştepe Mahallesi Mecidiyeköy Yolu Cadde No: 12 Tower: 2 Floor: 2 Şişli Istanbul, Türkiye.

We are a controlled company and Kaspi controls 66.4% of our total voting power (excluding treasury shares). TurkCommerce B.V. directly holds shares representing 13.3% of our total voting power (excluding treasury shares). For additional information, please refer to the table below.

% of Total Voting Power
	Number of Shares Beneficially Owned				(excluding treasury shares)
Name of Shareholder	(actual)*		(deemed)*		(actual)*		(deemed)*
Executive Officers and Board Members
Mikheil Lomtadze	—				—
Yuri Didenko	—				—
Sandro Berdzenishvili	—				—
Pavel Mironov	—				—
Tengiz Mosidze	—				—
Erman Kalkandelen(5)	—				—
Ahmet Fadıl Ashaboğlu	—				—
Tayfun Bayazıt	—				—
Stefan Gross-Selbeck	—				—
Nilhan Onal†	**				**
Mehmet Seçkin Köseoğlu	—				—
Erkin Aydın	**				**
Esra Beyzadeoğlu†	**				**
Hakan Karadoğan†	**				**
Ender Özgün†	**				**
Alexey Shevenkov†	**				**
Güneş Özcan Akman	—				—
All executive officers and board members as a group (persons)	**				**
Other Principal Shareholders
Joint Stock Company Kaspi.kz	213,246,220	(1)	213,246,220	(1)	66.35	(4)	66.35	(4)
TurkCommerce B.V.(5)	42,885,686	(2)	256,131,906	(3)	13.34	(4)	79.7	(3)(4)
*

The “actual” column represents shares over which the holder has voting or dispositive power; the “deemed” column also includes deemed beneficial ownership reflective solely of the provisions of the Shareholders’ Agreement discussed in footnote (3) below.

**	Beneficial ownership of less than one percent of the class.
†	Consists entirely of an entitlement to ordinary shares that have vested under the Incentive Plan. See Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan.”

(1)	Information derived from a Schedule 13D filed by Kaspi on February 5, 2025. Includes (a) 148,046,562 ordinary shares purchased by Kaspi under the Stock Purchase Agreement that are not subject to a share pledge, and (b) 65,199,658 ordinary shares purchased under the Stock Purchase Agreement that are subject to a share pledge to secure Kaspi’s obligation to pay the deferred cash consideration to the Selling Shareholders. The share pledge provides that (i) Kaspi has the power to vote the pledged shares until the occurrence of an Event of Default (as defined in the share pledge), (ii) upon the occurrence of an Event of Default, the right to vote the pledged shares will transfer to the pledgees (i.e., the Selling Shareholders) and Kaspi will no longer have the right to vote such shares, and (iii) Kaspi cannot dispose of the pledged shares for the term of the share pledge. At the date of this annual report, Kaspi has sole voting power over all its shares (pledged and not). It also has sole dispositive power over the 148,046,562 shares that are not pledged, but not over the 65,199,658 shares that are subject to the pledge. See Item 4.A. “Information on the Company—History and Development of the Company—Change of Control.”
(2)	Information derived from a Schedule 13G/A filed by TurkCommerce B.V. (“TurkCommerce”) on February 8, 2024. Includes 42,885,686 ordinary shares directly held by TurkCommerce. TurkCommerce is beneficially owned and controlled by Templeton Turkey Fund GP Ltd. and is managed pursuant to a limited partnership agreement among Templeton Turkey Fund GP Ltd. and Templeton Asset Management Ltd., along with their limited partners. Each of the foregoing entities, as a result, and by virtue of the relationships described above, may be deemed to beneficially own the shares owned by TurkCommerce. Each of Templeton Turkey Fund GP Ltd. and Templeton Asset Management Ltd. disclaims beneficial ownership of the shares held by TurkCommerce, except to the extent, if any, of its pecuniary interest therein.
(3)	The Schedule 13G/A filed by TurkCommerce on February 8, 2024, also included the following shares held at such date by Hanzade Vasfiye Doğan Boyner: (A) 29,864,015 Class B ordinary shares and (B) Class B ordinary shares underlying 40,000,000 privileged Class A shares. Pursuant to a shareholders’ agreement entered into in June 2021 by, among others, Hanzade Vasfiye Doğan Boyner (the “Class A Shareholder”) and TurkCommerce (the “Shareholders’ Agreement”), the parties thereto agreed to certain voting arrangements in favor of a director nominee of TurkCommerce. Following the completion of the Change of Control, on January 29, 2025, the Shareholders’ Agreement remains valid. Kaspi signed a Deed of Adherence with TurkCommerce to become party to the Shareholders’ Agreement and assume the benefits and obligations applicable to the Class A Shareholder under the Shareholders’ Agreement. The Shareholders’ Agreement remains unchanged in all other respects. As a result of the voting arrangement under the Shareholders’ Agreement, TurkCommerce could be deemed to be a member of a “group” under Section 13(d) of the Exchange Act, with voting power, solely for purposes of electing a director nominee, over the ordinary shares of the Company owned by the “Class A Shareholder” under the Shareholders’ Agreement. Before the Change of Control, this corresponded to 69,864,015 Class B ordinary shares owned by Hanzade Vasfiye Doğan Boyner; since the Change of Control, this corresponds to 213,246,220 ordinary shares owned by Kaspi.
(4)	The amount of total voting power for both Kaspi and TurkCommerce is calculated based on the total number of ordinary shares outstanding, excluding treasury shares.
(5)	The principal business address of TurkCommerce is Amstelveenseweg 760, 1081JK Amsterdam. The principal business address of Templeton Türkiye Fund GP Ltd. and Templeton Türkiye Fund, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The principal business address of Templeton Asset Management Ltd. is 7 Temasek Boulevard, Suntec Tower One, #38-01, Singapore 038987. The principal business address of Erman Kalkandelen is Ferko Signature Büyükdere Caddesi No: 175, Levent 34398 Istanbul, Türkiye.

The following changes in the percentage ownership held by shareholders have occurred in the past three years:

●	Pursuant to information derived from a Schedule 13G filed by TurkCommerce on February 14, 2022, Erman Kalkandelen was deemed to own 40,000,000 Class A shares and 77,365,085 Class B ordinary shares solely by virtue of his position as a director of the entities controlling TurkCommerce. Pursuant to information derived from a Schedule 13G/A filed on April 4, 2023, Erman Kalkandelen was no longer deemed to own any Class A shares or Class B ordinary shares as he was no longer identified as a director of the entities controlling TurkCommerce.
●	On September 28, 2023, the Company announced that it had entered into a contribution agreement with TurkCommerce. pursuant to which the Company agreed to purchase 4,615,384 Class B ordinary shares from TurkCommerce. The purchase transaction was completed on October 18, 2023, and the change in the share ownership was reported in a Schedule 13G/A filed by TurkCommerce on February 8, 2024. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Transaction with Major Shareholder.” The repurchased shares are held in treasury.

●	On October 17, 2024, Hanzade Vasfiye Doğan Boyner, our Founder, and Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan signed a Stock Purchase Agreement with Joint Stock Company Kaspi.kz (“Kaspi”) to sell all their Class A and Class B shares representing 65.41% of the total share capital of Hepsiburada (including treasury shares) (the “Change of Control”). Hepsiburada was not a party to the Stock Purchase Agreement. The table below shows the number of shares then owned by the Selling Shareholders:

Selling Shareholder	Class A Shares	Class B Shares
Hanzade Vasfiye Doğan Boyner	40,000,000	29,864,015
Vuslat Doğan Sabancı	—	48,539,180
Yaşar Begümhan Doğan Faralyalı	—	58,539,170
Arzuhan Doğan Yalçındağ	—	44,271,070
Işıl Doğan	—	2,032,185

●	On January 29, 2025, the Change of Control was completed. As a result, Kaspi became the new controlling shareholder of the Company, owning 65.41% of the total share capital of the Company (including treasury shares), while the Selling Shareholders ceased to be shareholders of the Company.
●	Following the Change of Control, all Class A shares automatically converted into ordinary shares. Thereafter on January 31, 2025, the Extraordinary General Assembly Meeting of Shareholders approved changes to the Articles of Association reflecting the termination of the dual class share structure. See Item 14. “Material Modifications to the Rights of Security Holders and Use of Proceeds —Termination of Dual Class Structure.”

The Company is directly controlled by Kaspi, which owns 65.41% of the total share capital of Hepsiburada (including treasury shares) and 66.35% of the total voting power (which excludes treasury shares). Kaspi is a joint stock company incorporated under the laws of Kazakhstan.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of control, except that according to the share pledge agreement between Kaspi and the Selling Shareholders, if Kaspi defaults on its obligation to pay the deferred cash compensation to the Selling Shareholders, the Selling Shareholders will be entitled to enforce the share pledge and sell all or part of the pledged shares, which represent, and must continue to represent for the term of the share pledge, 20% of the total outstanding capital of the Company. The sale of all of the pledged shares would bring Kaspi’s shareholding down to 45.41% of the total share capital of Hepsiburada (including treasury shares), below majority, and would therefore change the control structure of the Company. To our knowledge, there is no agreement or arrangement between the shareholders other than the Shareholders’ Agreement.

B.	Related Party Transactions

The following is a description of related party transactions since January 1, 2024, to which we were party with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.

Transactions with Founder and Members of the Doğan Family

Our Founder and the member of her family were related parties of the Company until the Change of Control and related board changes were completed in January 2025. Between January 1, 2024 and January 31, 2025, we were parties to various transactions with companies whose shareholders include (among others) our Founder, Vuslat Doğan Sabancı, a then-member of our board, and Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan, each of whom were our shareholders until January 29, 2025 (see “—Major Shareholders”). These individuals are relatives and members of the Doğan family (collectively, the “Doğan family”). Members of the Doğan family are also the majority shareholders of Doğan Holding and related companies in the Doğan Group.

Other than as disclosed herein, these transactions consisted of sales and purchases of goods and services from entities controlled by the members of the Doğan family in the ordinary course of our business. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2024, we recognized no provision for expected credit losses relating to amounts owed by related parties.

In total, we engaged in sales to companies controlled by members of the Doğan family of TRY 46.3 million for the year ended December 31, 2024, and purchases from companies controlled by members of the Doğan family of TRY 482.0 million for the year ended December 31, 2024. As of December 31, 2024, TRY 14.6 million was due from related entities controlled by members of the Doğan family and TRY 12.9 million was due to related entities controlled by members of the Doğan family. Specifically, we have purchased goods and services at market prices from Doğan Dış Ticaret ve Mümessillik A.Ş., an entity controlled by members of the Doğan family, primarily inventory and importation services in relation to our Direct Sales, in the amount of TRY 394.6 million for the year ended December 31, 2024. We leased the real estate and office space for our corporate headquarters (on an annual basis with monthly rental payments) and purchased office-related services from D Gayrimenkul Yatırımları ve Ticaret A.Ş., (“D Gayrimenkul Yatırımları”) an entity controlled by members of the Doğan family for TRY 51.8 million for the year ended December 31, 2024 under an additional protocol to the lease agreement dated December 24, 2014 entered into with D Gayrimenkul Yatırımları on June 14, 2019 (as amended in June 2019 and August 2019). We have purchased goods at market prices from Doğan Yayınları Yayıncılık ve Yapımcılık Ticaret A.Ş., an entity controlled by members of the Doğan family, in relation to our Direct Sales, in the amount of TRY 24.1 million for the year ended December 31, 2024. We have sold goods at market prices to D Elektronik Şans Oyunları ve Yayıncılık A.Ş., an entity controlled by members of the Doğan family, in the amount of TRY 16.2 million for the year ended December 31, 2024. On November 11, 2020 we also entered into a financing agreement with Doruk Faktoring A.Ş., a Turkish financial institution controlled by members of the Doğan family, in connection with our supplier and merchant financing services to establish a line of credit of up to TRY 1.0 million which was not drawn as of December 31, 2024 (see Item 4.B. “Information on the Company—Business Overview—Supplier and Merchant Financing” and Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”). Other transactions with entities controlled by members of the Doğan family have included sales of goods and services in our Direct Sales and through our Marketplace, fulfillment services and gift checks, and other purchases of inventory for our Direct Sales, vehicle lease services, advertising services and internet data services.

For a discussion of the acquisition of Hepsifinans by Hepsi Finansal from Doğan Holding, please see disclosure under Item 4.C. “Information on the Company—Organizational Structure—Hepsifinans” in this annual report.

For additional information on our transactions with related parties, including tables setting forth the related parties with which we have entered into service and product sales transactions, see Note 21 to our audited consolidated financial statements included elsewhere in this annual report. The related party transactions not specifically discussed in this section, represent transactions immaterial in amount.

Transactions with Board Members

The Company signed employment agreements with two then-members of our board of directors, Mr. Murat Emirdağ and Mr. Tolga Babalı, for provision of services as senior officers of the Company effective January 2023. Under the terms of the employment agreements, Mr. Murat Emirdağ and Mr. Tolga Babalı acted as senior officers of the Company and received benefits such as monthly compensation, performance and other bonuses, and social security benefits. Mr. Murat Emirdağ transitioned to an advisory role on May 1, 2023, under a consultancy agreement with the Company that was in effect until January 31, 2024. As of January 31, 2025, Mr. Tolga Babalı is no longer a board member of the Company, and his consultancy agreement has been terminated. Mr. Tolga Babalı remains on the board of directors of certain subsidiaries of the Company.

Transaction with Major Shareholder

In September 2021 and October 2021, holders of our ADSs filed two class actions in the state and federal courts of the State of New York, respectively, against the Company, TurkCommerce and other defendants. The complaints alleged that the Company’s registration statement contained untrue statements of material facts or omitted facts necessary to make the statements made therein not misleading in violation of Sections 11, 12 and 15 of the Securities Act. After negotiations, on March 22, 2023, the parties entered into a settlement agreement with no admission of liability, under which Hepsiburada paid $13.9 million to resolve both actions in their entirety. The settlement became final following the approval and entry of judgment by the respective federal and state courts in the State of New York.

In this context, on December 5, 2022, the Company and TurkCommerce entered into a binding term sheet according to which TurkCommerce agreed to contribute $3,975,000 towards the settlement of the two class actions. Subsequently, on September 28, 2023, the Company signed a contribution agreement with TurkCommerce pursuant to which the Company agreed to purchase 4,615,384 Class B ordinary shares of the Company from TurkCommerce against payment of $5,732,306.93 (the “Share Purchase Price”), corresponding to a purchase price per share of $1.242 (the “Transaction”). The Share Purchase Price was paid by the Company by way of a combination of (i) offsetting the $3,975,000 settlement contribution amount owed by TurkCommerce and (ii) a $1,757,306.93 (TRY 69,335 thousand) cash payment on the date of completion of the Transaction. The Transaction was completed on October 18, 2023. The ordinary shares purchased in the Transaction are expected to be delivered to plan participants under the Company’s Revised Incentive Plan.

Directors’ and Officers’ Indemnification and Insurance Arrangements

Our board of directors determined on October 12, 2021 that all the losses that may arise due to the responsibilities of the board members and the executive committee members arising from their duties, will be indemnified primarily by us to the fullest extent permissible by law and the indemnification agreement(s) to be entered into by and between us and each board member and each executive committee member. With effect from April 11, 2022, we have entered into indemnification agreements with some of our directors and executive committee members that comprised our senior management since 2022 as approved by the general assembly of shareholders on June 24, 2022. These indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted by New York law for losses that may arise due to their responsibilities serving us. We did not record any payments to indemnify our directors in 2024.

In addition to the indemnification agreements, since August 23, 2021, we maintain directors’ and officers’ liability insurance that insures our directors and executive committee members, subject to certain caps and excess thresholds, against the cost of defense, settlement or payment of a judgment that may need to be paid by those directors and officers in some circumstances. Our directors’ and officers’ liability insurance is provided by Ray Sigorta A.Ş, an insurance company based in Türkiye, and the official insurance policy is held on file at the offices of Marsh Türkiye, whereas reinsurance protection is provided by A-rated reinsurers. The directors’ and officers’ liability insurance policy renewals were approved by the general assembly meetings of shareholders on August 25, 2023 and September 12, 2024. In addition to customary coverage, due to the Change of Control, a run-off extended coverage was purchased as required pursuant to the terms of the policy relating to corporate takeovers. The policy has been renewed for the year 2025 and is valid until January 28, 2026.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Post-IPO Shareholder Agreement

In June 2021, our Founder, as holder of our Class A shares (the “Class A Shareholder”), Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, Işıl Doğan and TurkCommerce B.V. entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”). The Shareholders’ Agreement came into effect upon the consummation of the IPO. In connection with the IPO in July 2021, TurkCommerce B.V. sold 23,581,000 Class B ordinary shares. With respect to Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan, the Shareholders’ Agreement terminated within five business days following the IPO of the Company.

Adherence of Kaspi to the Shareholders’ Agreement

Following the Change of Control, our Founder is no longer a shareholder of our Company or a party to the Shareholders’ Agreement. In connection thereto, the new controlling shareholder, Kaspi, signed a Deed of Adherence to become party to the Shareholders’ Agreement and assume the benefits and obligations applicable to the “Class A Shareholder” under the Shareholders’ Agreement, effective as of January 29, 2025. For a description of the Change of Control see Item 4.A. “Information on the Company—History and Development of the Company—Company History and Brand Development—Change of Control.” The Shareholders’ Agreement has remained unchanged in all other respects.

Capital Increases and Restrictions on Share Transfers

Pursuant to the Shareholders’ Agreement, the parties agreed to exercise their statutory preemptive rights to subscribe to additional share issues such that no shares will be issued to the following restricted transferees (the “Restricted Transferees”): (i) a person all or substantially all of whose operations primarily comprise e-commerce platform activity in a Turkish market (a “Restricted Competitor”), or (ii) any non-reputable person (which included, among others, a person who had existing links to organized crime, had a non-transparent ownership structure, or had involvement in corruption, bribery, tax evasion or other fraudulent practices).

Under the Shareholders’ Agreement, TurkCommerce B.V. is prohibited from transferring its ordinary shares (formerly referred to as “Class B” shares) to any Restricted Transferee. In addition, in case of the sale of the ordinary shares formerly referred to as “Class A” shares, the Class A Shareholder is required to give a notice of such sale to TurkCommerce B.V. Our Founder provided such notice of sale to TurkCommerce B.V. as part of the closing mechanics of the Change of Control.

Governance and Management of the Company

The Shareholders’ Agreement provides that as long as TurkCommerce B.V. owns at least 7.5% of our issued share capital and otherwise is in compliance with the restrictions on the share transfers and non-compete obligation thereunder (see “—Capital Increases and Restrictions on Share Transfers”) the Class A Shareholder will vote in favor of one director nominee designated by TurkCommerce B.V. (the “TurkCommerce Director”). As long as TurkCommerce B.V. has a right to designate one director, the following decisions will not be taken unless approved affirmatively by the TurkCommerce Director:

●	acquisition of any interest of the share capital of any related party; and
●	approval, amendment or termination of any internal policies and procedures in respect of anti-bribery and corruption, or that are inconsistent with business principles and environmental and social management system of TurkCommerce B.V. as described in the Shareholders’ Agreement.

In addition, until TurkCommerce B.V. receives US$400 million in the IPO or any subsequent sale, the Class A Shareholder will procure that each of the decisions listed below will be taken if affirmatively approved by the TurkCommerce Director:

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

Unless terminated earlier in accordance with its terms, the Shareholders’ Agreement states that it will terminate, among other events, (i) when TurkCommerce B.V.’s Hepsiburada ownership falls below 7.5% or when Templeton Türkiye Fund GP Ltd ceases to exercise more than 50% of the voting power at the board meetings of TurkCommerce B.V.; (ii) on January 1, 2026; (iii) in relation to any party when that party no longer holds any shares in our share capital; (iv) in case of breach by Templeton Türkiye Fund GP Ltd. and its subsidiaries of the restrictions on share transfers and/or non-compete covenant, upon the Class A Shareholder’s written demand, subject to certain remedy procedures provided in the Shareholders’ Agreement; or (v) upon mutual written agreement between the Parties.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal Proceedings

We are not currently involved in any material litigation or regulatory actions that we believe would have a material adverse effect on our financial condition or results of operation, nor are we aware of any such material litigation or regulatory actions threatened against us. From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. For further discussion, see Note 12 to our audited consolidated financial statements included elsewhere in this annual report. For additional information on the TCA’s investigation into our alleged violations of Turkish Competition Law, and investigations initiated by the Personal Data Protection Authority; see also Item 3.D. “Key Information—Risk Factors—Legal and Regulatory Risks—We have in the past been, and may again in the future be, subject to administrative fines imposed by the Turkish Competition Autority, and our reputation may be harmed if we do not comply with Turkish competition laws and regulations or any applicable binding commitments imposed by the Turkish Competition Authority on the Company,” “Key Information—Risk Factors—Legal and Regulatory Risks—We have been and in the future may be involved in litigation, some of which could be material” and “Key Information—Risk Factors—Legal and Regulatory Risks—We have in the past been, and may again in the future be, subject to administrative fines imposed by the Personal Data Protection Authority, and our reputation may be harmed if we do not comply wih Turkish Personal Data Protection Law No. 6698.”

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

ADSs representing our ordinary shares are listed on the Nasdaq. See Item 9.C. “—Markets.”

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

A copy of our Articles of Association is filed as Exhibit 1.1 to this annual report.

The information called for by this Item 10.B of Form 20-F is provided in Exhibit 2.1 to this annual report and is incorporated by reference herein. For a description of matters related to our board of directors, see Item 6.C. “Directors, Senior Management and Employees—Board Practices—Duties of Directors.”

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

Accordingly, a corporate borrower shall be permitted to utilize foreign currency loans if it generates foreign currency-denominated revenue, which is defined as “the revenue derived from export, transit trade, sales and deliveries considered as export and foreign currency generating activities (F/X Revenue Exemption)” in the relevant legislation. In the following cases, generating foreign currency income is not required: (i) the purpose of the loan is to finance an activity that is exempt from the F/X Loan Restriction (Activity Exemption); (ii) the unpaid outstanding balance of its total foreign currency loans and/or foreign currency indexed loans (Loan Balance) is more than USD 15 million or (iii) the F/X loan to be utilized by a corporate borrower falls within the scope of the exemptions determined by the Ministry of Treasury and Finance (as specified in the Capital Movement Circular). In addition, if the legal entity qualifies as a public institution, bank or factoring, financial leasing and financing company that is resident in Türkiye, the foreign currency income requirement does not apply.

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

Resident individuals are required to file an annual tax return for their dividend income. One half of the gross amount of dividends derived by Resident individuals from Resident companies is exempt from income tax. If the remaining amount exceeds the monetary threshold (TRY 230,000 for 2024) together with other income subject to declaration, this remaining amount should be declared in the annual tax return. Withholding tax charged on the gross amount of such dividend will be credited against income tax calculated on the tax return. If the dividend is distributed as bonus shares, acquisition of such bonus is not subject to declaration.

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

Dividends and Other Distributions on ADSs

As described in Item 8.A. “Financial Information—Dividend Policy,” we do not currently anticipate paying any cash dividends on our ordinary shares. If we make distributions of cash or property on our ordinary shares, subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to ADSs (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year actually or constructively received by the depositary, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as dividend income will constitute a return of capital and will first be applied to reduce a U.S. Holder’s tax basis in its ADSs, but not below zero, and then any excess will be treated as capital gain realized on a sale or other disposition of the ADSs. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that (1) either the ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Türkiye, (2) we are not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend was paid or the immediately preceding taxable year and (3) certain other requirements are met. In this regard, the ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Global Select Market. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs.

Because the shares are not themselves listed on a U.S. exchange, dividends received with respect to shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of shares.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received by the depositary, regardless of whether the payment is in fact converted into U.S. dollars at that time. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

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

Based on the anticipated market price of the ADSs and the current and anticipated composition of the income, assets and operations of us and our subsidiaries, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the assets, of us and our subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the market value of the assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Therefore there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

For a detailed discussion and sensitivity analyses of our exposure to these risks, see Note 22 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with The Bank of New York Mellon, acting through an office located in the United Kingdom, as custodian, for the depositary. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

Fees Payable by Our ADS Holders

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For further information on payments made by the depositary to the Company under the ADS program, see Note 14 to our audited consolidated financial statements included elsewhere in this annual report.

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

See also Item 3.D. “Key Information—Risk Factors” and Item 10.E. “Additional Information—Taxation” as regards dividend distributions. A full description of the ADSs is provided in Exhibit 2.1 to this annual report.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Termination of Dual Class Structure

Following the Change of Control, on January 31, 2025, the Extraordinary General Assembly Meeting of Shareholders approved amendments to the Articles of Association to reflect the termination of the dual class structure in accordance with former Article 7/A of the Articles of Association. As a result, all privileges previously attributed to Class A shares have terminated, and any references to Class A or Class B shares in the Articles of Association have been removed. Effective as of March 4, 2025, the share capital of the Company is represented by 321,382,906 ordinary shares. Each ordinary share grants one vote to its holder. For more information, see the amended Articles of Association and the Description of Securities provided in Exhibit 1.1 and Exhibit 2.1 to this annual report, respectively.

Use of Proceeds

During the period from June 30, 2021, the effective date of the Registration Statement, to December 31, 2024, we used approximately USD 445.8 million of the USD 469.3 million total proceeds received from our IPO for general corporate purposes, including working capital, operating expenses, capital expenditures such as investments in the expansion of our strategic assets and complementary businesses. As of the date of this annual report, we have now used all of the proceeds received from our IPO for such purposes. There have been no material changes in the use of proceeds as disclosed in the Registration Statement.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2024.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this evaluation, management has concluded that, as of December 31, 2024, the Company’s internal control over financial reporting was not effective because of the material weaknesses described below.

As part of management’s assessment of its internal control over financial reporting for the fiscal year ended December 31, 2023, we identified material weaknesses in our internal control over financial reporting related to:

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

As part of management’s assessment of its internal control over financial reporting for the fiscal year ended December 31, 2024, our management concluded that these material weaknesses have not yet been remediated as of December 31, 2024.

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

Management’s Remediation Activities

Under the supervision of management and the oversight of our Audit Committee, in the year ended December 31, 2024, we undertook the remedial actions described in our 2023 annual report to address our control deficiencies and the underlying causes of the material weaknesses. These actions continue, and include:

●	continuing to enhance controls over IT application access rights management, as well as over information systems at the database level;
●	continuing to strengthen control procedures for managing changes in our information systems, particularly with respect to IT applications;
●	continuing to build our internal IT audit team as well as our Sarbanes-Oxley audit team to ensure that the appropriate level of knowledge and experience is available to continue to improve our documentation of process flows and monitoring and remediation of control deficiencies;
●	continuing to engage external advisors, as needed, with specialized expertise to assist with all elements of our internal control over financial reporting program, including ITGC;
●	continuing to design and implement a comprehensive set of controls to improve our internal control over financial reporting system; and
●	continuing to deploy an annual testing plan that includes monitoring the operation of internal controls and timely remediation of control deficiencies, with the Internal Audit team assisting in the ongoing oversight of control activities.

Under the supervision of management and the oversight of our Audit Committee, we are also in the process of taking the following additional remedial actions to address our control deficiencies and the underlying causes of the material weaknesses, including:

●	designing and implementing an ongoing, Group-wide Sarbanes-Oxley awareness training program to reinforce our internal control environment;
●	evaluating segregation of duties within key processes and controls to determine and remediate potential risks, including with respect to the design and implementation of appropriate internal controls;
●	identifying financially critical data transfers across key IT systems, and establishing procedures—as well as designing and operating internal controls—to maintain data integrity;
●	continuing to design and implement appropriate controls to address risks arising from service organizations; and
●	developing and refining IT processes that promote compliance and security with respect to IT applications.

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

Our independent registered public accounting firm, PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş (“PwC”), has issued an attestation report on our internal control over financial reporting as of December 31, 2024.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of PwC is included with our consolidated financial statements included elsewhere in this annual report, and is incorporated herein by reference.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Tayfun Bayazıt, Ahmet Fadıl Ashaboğlu and Dr. Stefan Gross-Selbeck are audit committee financial experts as defined under the applicable rules of the SEC and have the requisite financial sophistication such as the financial literacy and the financial expertise as defined under the applicable rules and regulations of Nasdaq. Our board has also determined that Tayfun Bayazıt, Ahmet Fadıl Ashaboğlu and Dr. Stefan Gross-Selbeck satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq listing rules. The biographies of the members of our board of directors are disclosed in Item 6.A. “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct that applies to all our employees, officers and directors. The Code of Conduct covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. The full text of the Code of Conduct is available on our website at https://investors.hepsiburada.com. No waiver was granted by the board of directors in favor of any employee with respect to any breach of ethical duties arising under the Code of Conduct in 2024.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (“PwC”), for the fiscal years ended December 31, 2024 and 2023, and by Guney Bagimsiz Denetim Ve Serbest Muhasebeci Mali Musavirlik A.S. (“EY”), the Company’s previous auditor, for the period beginning on January 1, 2023 and ended on the date of their dismissal, on August 25, 2023.

(in TRY millions)	For the year ended December 31,
	2024	2023
Audit Fees (1)	102.1	73.2
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	102.1	73.2
(1)

Audit Fees for the years ended December 31, 2024 and 2023 were related to professional services provided for the audit of our consolidated financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory engagements for those fiscal years. The 2024 and 2023 audit fees also comprise the audit fee of our predecessor independent public accounting firm, EY, amounting to TRY 2.4 million and TRY 7.7 million, respectively.

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

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Matters related to corporate governance in Türkiye are regulated by the Turkish Commercial Code, or the “TCC”. We are not listed on Borsa Istanbul or any stock exchange market other than Nasdaq.

Accordingly, we are not a publicly held company for purposes of the Turkish Capital Markets Laws and Regulations unless and until the number of shareholders holding our shares amounts to 500 or more or a public offering of our shares is made in Türkiye.

We have chosen to voluntarily adopt, by amending our articles of association and by adopting necessary resolutions of the board of directors, some of the principles to which publicly held companies are subject under Turkish Capital Markets Laws and Regulations, namely the requirements that:

●	At least one-third of the members of the board of directors be independent in accordance with the requirements of Turkish Capital Markets Laws and Regulations (we have three independent directors as of the date of this annual report); and
●	The board of directors establish an Audit Committee, Early Detection of Risk Committee and Corporate Governance Committee for the effective functioning of the board of directors in terms of best practice, even though the Company is not required to comply with the TCMB’s Communiqué numbered II / 17.1 on Corporate Governance Principles, which was published in the Official Gazette dated January 3, 2014 (“TCMB Corporate Governance Principles”).

However, unless and until such time as we attain publicly held company status under Turkish Capital Markets Laws and Regulations, we will not be subject to the general provisions thereof, including the TCMB Corporate Governance Principles.

The following summarizes the main rules under the Turkish Capital Markets Laws and Regulations:

●	The percentage of independent members of the board of directors cannot be less than one-third of the total number of the members of the board of directors. In calculating the percentage of independent members on a board, a fraction would be rounded up to the nearest integer. The number of the independent board members on the board cannot be less than two. The term of office of independent members of the board of directors is up to three years and they can be nominated again and re- elected. However, among other criteria, an individual who has served on the board of a company for more than six years within the last ten years, cannot be appointed as an independent member of the board.
●	The following committees of the board of directors shall be established by listed companies:
●	Audit Committee;
●	Corporate Governance Committee;
●	Nomination Committee;
●	Renumeration Committee; and
●	Early Detection of Risk Committee.

However, in cases where a separate nomination committee and remuneration committee cannot be established due to the structure of the board of directors, the corporate governance committee shall perform the duties of such committees.

●	Each committee should consist of at least two members. It is mandatory that both (in the case of committees with two members) or the majority of the members (in the case of committees with three or more members) of the committees be non-executive board members, provided that all of the members of the Audit Committee must be independent members. Expert people who are not board members may be elected as committee members except for the Audit Committee which must consist only of board members. The chief executive officer/general manager cannot hold a position on the committees. Terms of reference, working principles and members of the committees shall be determined and disclosed to the public by the board of directors.
●	Mandatory rules relating to enhanced shareholder information:
●	There are enhanced requirements as to the contents of the general assembly notice.

●	A written remuneration policy for board members and senior management must be prepared. This policy must be posted on the company’s website and submitted at the ordinary general assembly as a separate agenda item for the shareholders’ information. Dividends, share options or payment plans based on the company’s performance cannot be used in the remuneration of independent board members. Remuneration of independent board members must protect their level of independence.
●	There are rules relating to distribution of dividends, disclosure of shareholdings, mandatory tender offer, material transactions and related party transactions or guarantees to third parties, that:
●	require any person acquiring “management control” of the Company within the meaning of Turkish Capital Markets Laws and Regulations to make a mandatory tender offer to the shareholders as of the date of the disclosure/announcement of the acquisiton of such shares or voting rights;
●	require any person whose shares or total voting rights directly or indirectly, solely or jointly with others, reach, exceed or fall below 5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95% of our ordinary shares or total voting rights to notify the public;
●	require the disclosure of any inside information and any changes in such information that has previously been disclosed to the public;
●	provide for approval by the general assembly of shareholders of any “material transactions” within the meaning of the Turkish Capital Markets Laws and Regulations;
●	require approval of material related party transactions and granting guarantees, pledges, mortgages and sureties in favor of other third parties for the purpose of ordinary commercial activities of the Company by a majority of independent directors;
●	require disclosure by the directors, senior management and their related parties with respect to their transactions regarding the shares exceeding TRY 12,000,000 within a calendar year;
●	impose a “short-swing” profits rule on transactions in our ordinary shares by directors or senior management occurring within a six-month period;
●	require approval by the general assembly of shareholders of certain transactions with related parties which exceed certain thresholds if the decision to enter into such transaction is not approved by a majority of the independent directors;
●	require the adoption of specified policies and procedures governing the distribution of dividends;
●	require a provision in the company’s articles of association regulating donations, and general assembly approval regarding the limit of the donations if not specified in the articles of association;
●	require approval by the Ministry of Trade and the Capital Markets Board for an amendment to the company’s articles of association; and
●	permit the squeeze-out of minority shareholders by any shareholder who holds more than 98% of all voting rights related to our outstanding ordinary shares.

These provisions would apply to us from such time as (i) the number of shareholders holding our ordinary shares equals or exceeds 500 or (ii) we make a public offering of our shares in Türkiye.

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

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other exemptions with respect to some or all of the other Nasdaq listing requirements. Accordingly, holders of our ADSs may not be afforded the same protection as provided under Nasdaq corporate governance rules to the extent Turkish law does not provide similar protections. For more information, see Item 3.D. “Key Information—Risk Factors—Risks Relating to Ownership of Our ADSs—As a “controlled company” within the meaning of the Nasdaq rules and a foreign private issuer, we qualify for and do rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy, which, among other things, governs the purchase, sale and other dispositions of our securities by our directors, executive officers and employees. A copy of our of Insider Trading Policy is filed as Exhibit 11.1 to this annual report.

ITEM 16K. CYBERSECURITY

Risk management and strategy

Our business heavily relies on digital platforms, including websites, mobile applications and various information systems. Safeguarding these digital assets against cybersecurity threats is paramount. Our methods for evaluating and addressing cybersecurity risks include (i) adhering to recognized standards like PCI DSS (Payment Card Industry Data Security Standard) and ISO 27001 (Information Security Management System) to enhance our security posture; (ii) conducting internal and external evaluations, such as penetration testing, to uncover vulnerabilities, and continuously monitoring potential cybersecurity threats, both within our organization and across the industry; (iii) employing measures like email filtering and access control to fortify system defenses, and providing training to staff and contractors to enhance cybersecurity awareness on a regular basis; (iv) implementing structured protocols for cybersecurity incident response that promote prompt detection and resolution, and crafting and regularly reviewing internal policies to adapt to evolving cybersecurity threats; and (v) monitoring compliance with relevant data protection regulations and frameworks, including establishing comprehensive policies governing the handling of data shared with third-party service providers.

Additionally, we maintain oversight of cybersecurity risks associated with our engagement of third-party service providers, with controlled access and other processes in place to manage these risks effectively. Although we rely on our internal teams to manage our cybersecurity processes, we also collaborate with external experts, including assessors and consultants, to support various aspects of our cybersecurity initiatives, including vulnerability analysis, cyber intelligence monitoring, external penetration testing and advanced log management. We also engage third party specialists to test our compliance with applicable regulations on a periodic basis. Our cybersecurity processes are integrated into our broader risk management framework, which is managed by our Internal Control team reporting to the CFO and Information Security and Compliance team reporting to the CTO, ensuring alignment with our overall strategic objectives.

Despite the processes outlined here, we may experience cybersecurity incidents from time to time. For example, during February 2024, a threat actor used compromised merchant login details to access an immaterial number of merchant accounts on our merchant portal and, in July 2024, our systems were impacted for a brief period of time by a software update from CrowdStrike that caused issues with the operations of computer systems running on Windows software. For more information on these cybersecurity incidents and for a broader description of how risks from cybersecurity threats could materially affect us, including our business strategy, results of operations or financial condition, see Item 3. D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—A cybersecurity incident, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs, including in connection with increasing compliance requirements.” and “—Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers” which are incorporated by reference into this Item 16K.

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

In addition to the monthly reports, the Information Security and Compliance team engages in ongoing communication with relevant teams, such as IT, to ensure a proactive approach to cybersecurity. Reports and updates from this team regarding cybersecurity matters are presented by our CTO and Head of Platform, Security and Operations and by our Internal Control team, to the Early Detection of Risk Committee of our Board of Directors, ensuring governance oversight and alignment with strategic objectives.

Should Hepsiburada become the subject of a material cybersecurity incident, a reporting mechanism exists to escalate the matter up the management chain to the board level, so that prompt and effective response measures can be implemented, including coordination with C-level executives who oversee disclosure matters, including to regulatory authorities as needed.

PART III

ITEM 17. FINANCIAL STATEMENTS

We provide financial statements pursuant to Item 18. “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under this Item 18 are attached hereto starting on page F-1 of this annual report. The audit reports of PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş., an independent registered public accounting firm, and of EY Guney Bagimsiz Denetim Ve Serbest Muhasebeci Mali Musavirlik A.S, an independent registered public accounting firm, are included herein preceding the audited consolidated financial statements.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished Herewith
1.1	Articles of Association of the Registrant					*
2.1	Description of Securities					*
2.2	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon as depositary and the holders and beneficial owners from time to time of the American Depositary Shares issued thereunder	F-1/A	333-256654	4.1	June 17, 2021
2.3	Form of American Depositary Receipt	424B3	333-257160		March 19, 2025
2.4	Form of Shareholder’s Agreement, between Hanzade Vasfiye Doğan Boyner, Vuslat Doğan Sabancı Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, Işıl Doğan and TurkCommerce B.V.	F-1/A	333-256654	4.3	June 17, 2021
2.5†	Deed of Adherence between Hanzade Vasfiye Doğan Boyner, TurkCommerce B.V., and Joint Stock Company Kaspi.kv, dated January 29, 2025					*
4.1†	English translation of the server hosting service agreement between Türk Telekomünikasyan A.Ş. and the Registrant, dated June 19, 2017	F-1	333-256654	10.9	May 28, 2021
4.2†	English translation of Additional Agreement between Türk Telekomünikasyon A.Ş., TTNET A.Ş. and the Registrant regarding the provision of server hosting and data center access services, dated January 1, 2023	20-F	001-40553	4.2	May 1, 2023
4.3	English translation of the financing agreement between Doruk Faktoring A.Ş. and the Registrant, dated November 11, 2020	F-1	333-256654	10.8	May 28, 2021

4.4	Revised Incentive Plan dated April 24, 2023	20-F	001-40553	4.4	May 1, 2023
4.5†	English translation of the framework agreement for various hosting-related services between Superonline İletişim Hizmetleri A.Ş. and the Registrant, dated May 24, 2021	F-1	333-256654	10.10	May 28, 2021
4.6†	English translation of Share Purchase Agreement concerning the sale of shares of Doruk Finansman A.Ş. between the Sellers named therein and Hepsi Finansal Danişmanlik A.Ş. dated December 16, 2021	20-F	001-40553	4.17	May 2, 2022
4.7	Form of Director and Executive Committee Member Indemnification Agreement	20-F	001-40553	4.16	May 2, 2022
4.8†	English translation of the Lease Agreement between Üstünkarli Makine Anonim Şirketi, as lessor and the Registrant, as lessee, dated June 1, 2024					*
4.9†	English translation of the Lease Agreement between İbrahim Akkuş and Gohan Akkuş, as lessors and the Registrant, as lessee, dated September 1, 2024					*
4.10†	English translation of the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated April 2014	F-1	333-256654	10.1	May 28, 2021
4.11	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated September 1, 2015	F-1	333-256654	10.15	May 28, 2021
4.12	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated February 1, 2022	20-F	001-40553	4.18	May 2, 2022
4.13†	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated August 15, 2022	20-F	001-40553	4.11	May 1, 2023
4.14†	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated January 17, 2025					*
4.15†	English translation of the Lease Agreement between Ortadoğu Otomotiv Ticaret A.Ş., as lessor and the Registrant, as lessee, dated December 24, 2014	F-1	333-256654	10.7	May 28, 2021

4.16†	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları, as lessor and the Registrant, as lessee, dated June 14, 2019	F-1	333-256654	10.12	May 28, 2021
4.17	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları, as lessor and the Registrant, as lessee, dated June 15, 2019	F-1	333-256654	10.13	May 28, 2021
4.18	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları, as lessor and the Registrant, as lessee, dated August 21, 2019	F-1	333-256654	10.14	May 28, 2021
4.19†	English translation of the Lease Agreement between A. Vedat Yakupoğlu Gayrimenkul Yatırımcılığı, as lessor and the Registrant, as lessee, dated August 10, 2020	F-1	333-256654	10.2	May 28, 2021
4.20†	English translation of the Lease Agreement between AZC Hazır Beton İhtiyaç Maddeleri Tekstil Maddeleri Tekstil Turizm Petrol Ürünleri Pazarlama Sanayi ve Ticaret Ltd. Şti., as lessor and the Registrant, as lessee, dated August 18, 2020	F-1	333-256654	10.4	May 28, 2021
4.21†	English translation of the Lease Agreement between Emrenes Orman Ürünleri Sanayi ve Ticaret Ltd. Şti., as lessor and the Registrant, as lessee, dated August 31, 2020	F-1	333-256654	10.5	May 28, 2021
4.22	English translation of Additional Protocol to the Lease Agreement between Emrenes Orman Ürünleri San. ve Tic. Ltd. Şti., as lessor and the Registrant, as lessee, dated April 6, 2022	20-F	001-40553	4.20	May 2, 2022
4.23†	English translation of the Lease Agreement between Mahmud Reşid Çizmeci, acting as agent on behalf of Rabia Çizmeci, as lessor and the Registrant, as lessee, dated October 1, 2021	20-F	001-40553	4.19	May 2, 2022
4.24†	English translation of Sub-Lease Agreement between D Fast Dağıtım Hizmetleri ve Lojistik A.Ş., as lessor and the Registrant, as lessee, dated October 1, 2022	20-F	001-40553	4.22	May 1, 2023
4.25†	English translation of Sub-Lease Agreement between D Fast Dağıtım Hizmetleri ve Lojistik A.Ş., as lessor and the Registrant, as lessee, dated March 1, 2023	20-F	001-40553	4.23	May 1, 2023

4.26†	English translation of Lease Agreement between Doğruer Uluslararası Nakliye ve Dış Ticaret A.Ş., as lessor and the Registrant, as lessee, dated March 1, 2023	20-F	001-40553	4.24	May 1, 2023
4.27†	English translation of Lease Agreement between Adana Ticaret Odası, as lessor and the Registrant, as lessee, dated July 8, 2023	20-F	001-40553	4.25	April 30, 2024
4.28†	English translation of Lease Agreement between D Fast Dağıtım Hizmetleri ve Lojistik A.Ş., as lessor and the Registrant, as lessee, dated June 11, 2023	20-F	001-40553	4.26	April 30, 2024
8.1	List of subsidiaries of the Registrant	20-F		8.1	April 30, 2024
11.1	Insider Trading Policy					*
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
97.1	D-Market Elektronik Hizmetler Ve Ticaret A.Ş. Incentive Compensation Recovery Policy	20-F		97.1	April 30, 2024
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document					*
101.SCH	Inline XBRL Taxonomy Extension Schema					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase					*
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)					*
*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted because they are both (i) not material and (ii) the Registrant customarily and actually treats such information as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

D-MARKET ELECTRONIC SERVICES & TRADING

	By:	/s/ Nilhan Gökçetekin

Name: Nilhan Gökçetekin

Title: Chief Executive Officer

Date: April 30, 2025

	By:	/s/ Mehmet Seçkin Köseoğlu

Name: Mehmet Seçkin Köseoğlu

Title: Chief Financial Officer
Date: April 30, 2025

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi and its subsidiaries (the “Company”) as of December 31, 2024 and December 31, 2023, and the related consolidated statements of comprehensive income/(loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to (i) the design and operating effectiveness of information technology general controls (“ITGCs”) for information systems with respect to certain IT applications and IT databases that are relevant to the preparation of the Company’s consolidated financial statements; and (ii) deficiencies in the control environment, information and communication, monitoring and control activities components of the COSO that constitute material weaknesses, either individually or in the aggregate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.B. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 2.7, Note 16 and Note 22 to the consolidated financial statements, the Company’s revenue was TRY57,046,561 thousand for the year ended December 31, 2024, of which TRY45,828,555 thousand relates to sales of goods and marketplace revenues. The Group recognizes revenue from sales of goods and marketplace net of return and discounts. The Group derives revenue from the sales of goods and marketplace revenues at a point in time, at the completion of the order delivery. A substantial portion of these revenues was generated from transactions made via credit cards.

The principal consideration for our determination that performing procedures relating to sales of goods and marketplace revenues is a critical audit matter is a high degree of auditor effort in performing procedures was required because of material weaknesses identified by management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included (i) evaluating the Company’s accounting policies related to customer and merchant contracts; (ii) confirming with financial institutions the total amount of credit card transactions that occurred during the year; (iii) understanding the reconciliation between cash collected through credit card transactions and respective revenues recognized and testing significant reconciling items; and (iv) testing of a selected sample of revenue transactions by inspecting source documents, such as customer or merchant contracts and invoices.

/s/ PwC Bağımsız Denetim ve

Serbest Muhasebeci Mali Müşavirlik A.Ş.

/s/ Mehmet Cenk Uslu

Mehmet Cenk Uslu

Partner

Istanbul, Türkiye

April 30, 2025

We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of D-Market Elektronik Hizmetler ve Ticaret A.Ş.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, shareholders’ equity and cash flows of D-Market Elektronik Hizmetler ve Ticaret A.Ş. and its subsidiaries  (the “Company”) for the year ended December 31, 2022, and the related notes  (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Istanbul, Türkiye

May 1, 2023, except for the effects of the hyperinflationary adjustments on the 2022 consolidated financial statements, as discussed in Note 2.1, as to which the date is April 30, 2025

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

	Notes	2024	2023

ASSETS

Current assets:
Cash and cash equivalents	3	6,750,179	7,940,833
Restricted cash		135,271	241,563
Financial investments	4	2,384,743	2,487,275
Trade and loan receivables	6	5,045,635	3,426,506
Due from related parties	21	14,559	13,257
Inventories	7	6,001,460	5,724,600
Contract assets	8	44,732	32,385
Other current assets	14	478,113	1,247,885

Total current assets		20,854,692	21,114,304

Non-current assets:
Property and equipment	9	831,413	725,854
Intangible assets	10	3,059,048	2,676,184
Right of use assets	11	1,299,765	816,496
Trade and loan receivables	6	87,595	1,154
Other non-current assets	14	12,405	48,685

Total non-current assets		5,290,226	4,268,373

Total assets		26,144,918	25,382,677

These consolidated financial statements have been approved by Board of Directors on 30 April 2025. The General Assembly has the right to amend these consolidated financial statements.

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

	Notes	2024	2023

LIABILITIES AND EQUITY

Current liabilities:
Bank borrowings	5	1,682,686	264,894
Lease liabilities	11, 24	409,083	223,171
Wallet deposits		177,607	272,027
Trade payables and payables to merchants	6	14,973,751	15,250,729
Due to related parties	21	12,941	6,697
Provisions	12	217,057	117,998
Employee benefit obligations	13	522,124	417,846
Contract liabilities and merchant advances	8	1,906,945	2,056,628
Other current liabilities	14	1,683,832	1,092,066

Total current liabilities		21,586,026	19,702,056

Non-current liabilities:
Bank borrowings	5	—	4,055
Lease liabilities	11, 24	583,686	175,882
Employee benefit obligations	13	153,780	150,563
Other non-current liabilities	14	499,946	581,608

Total non-current liabilities		1,237,412	912,108

Equity:
Share capital	15	719,960	719,960
Treasury shares	15	(245,217)	(245,217)
Other capital reserves	13	1,100,704	920,759
Share premium	15	20,910,909	20,910,909
Accumulated deficit		(19,164,876)	(17,537,898)

Total equity		3,321,480	4,768,513

Total equity and liabilities		26,144,918	25,382,677

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

		1 January –	1 January –	1 January –
		31 December	31 December	31 December
	Notes	2024	2023	2022

Revenues	16	57,046,561	51,338,956	38,228,624

Operating expenses
Cost of inventory sold		(35,657,519)	(35,789,583)	(29,921,050)
Shipping and packaging expenses		(6,093,426)	(4,799,044)	(3,796,191)
Payroll and outsource staff expenses		(6,552,654)	(5,059,046)	(4,258,576)
Advertising expenses		(4,292,018)	(3,505,159)	(4,199,545)
Technology expenses		(740,631)	(595,096)	(436,341)
Depreciation and amortization	9, 10, 11	(2,048,138)	(1,695,200)	(1,219,844)
Other operating income	17	364,831	691,543	187,115
Other operating expenses	17	(2,010,047)	(1,634,086)	(1,965,919)

Operating profit/(loss)		16,959	(1,046,715)	(7,381,727)

Financial income	18	4,017,977	5,110,444	4,552,480
Financial expenses	19	(7,660,314)	(5,789,668)	(4,068,113)
Monetary gains/ (losses)		2,020,471	1,834,992	(19,377)

Income/(loss) before income taxes		(1,604,907)	109,053	(6,916,737)

Taxation on income	20	—	—	—

Income/(loss) for the year		(1,604,907)	109,053	(6,916,737)

Basic and diluted income/(loss) per share (TRY per share)	25	(4.9)	0.3	(21.2)

Other comprehensive loss: Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	13	(22,071)	(108,441)	(33,266)

Total comprehensive income/(loss) for the year		(1,626,978)	612	(6,950,003)

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

	Share	Treasury	Other capital	Share	Accumulated	Total
	capital	shares	reserves	premiums	deficit	equity

Balance at 1 January 2024	719,960	(245,217)	920,759	20,910,909	(17,537,898)	4,768,513

Net loss for the year	—	—	—	—	(1,604,907)	(1,604,907)
Other comprehensive loss for the year	—	—	—	—	(22,071)	(22,071)
Share-based payments (Note 13)	—	—	179,945	—	—	179,945

Balance at 31 December 2024	719,960	(245,217)	1,100,704	20,910,909	(19,164,876)	3,321,480

Balance at 1 January 2023	719,960	—	767,137	20,910,909	(17,538,510)	4,859,496

Net income for the year	—	—	—	—	109,053	109,053
Other comprehensive loss for the year	—	—	—	—	(108,441)	(108,441)
Share-based payments (Note 13)	—	—	153,622	—	—	153,622
Acquisition of treasury shares (Note 15)	—	(245,217)	—	—	—	(245,217)

Balance at 31 December 2023	719,960	(245,217)	920,759	20,910,909	(17,537,898)	4,768,513

Balance at 1 January 2022	719,960	—	405,291	20,910,909	(10,588,507)	11,447,653

Net loss for the year	—	—	—	—	(6,916,737)	(6,916,737)
Other comprehensive loss for the year	—	—	—	—	(33,266)	(33,266)
Share-based payments (Note 13)	—	—	361,846	—	—	361,846

Balance at 31 December 2022	719,960	—	767,137	20,910,909	(17,538,510)	4,859,496

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

	Note	2024	2023	2022

Income/(loss) before income taxes		(1,604,907)	109,053	(6,916,737)

Adjustments to reconcile income/(loss) before income taxes to cash flows from operating activities:		9,232,046	9,351,857	6,739,363
Interest and commission expenses	19	7,319,535	4,625,821	2,716,324
Depreciation and amortization	9, 10, 11	2,048,138	1,695,200	1,219,844
Interest income on time deposits	18	(1,729,070)	(727,747)	(478,523)
Interest income on credit sales	18	(1,373,524)	(537,512)	(298,737)
Interest income on financial investments	18	(1,676)	(1,709)	—
Provision for unused vacation liability	13	41,712	113,671	58,190
Provision for personnel bonus	13	448,108	338,100	303,747
Provision for settlement of legal proceedings	12	—	—	667,683
Provision for Competition Authority investigation	12	—	(182,768)	(13,796)
Provision for Turkish Capital Markets Board fee	12	—	34,691	56,488
Provision for legal cases	12	18,211	26,860	32,214
Provision for license fee	12	180,023	—	—
Provision for doubtful receivables	6	258,535	70,812	46,321
Provision for loan receivables	6	160,138	—	—
Provision for impairment of trade goods, net	7	(17,610)	50,290	(25,144)
Provision for post-employment benefits	13	69,756	83,226	9,616
Share-based payment expense	13	179,945	153,622	361,846
Fair value (gains)/losses of financial investments	4, 19	(127,621)	(342,921)	108,258
Contribution income for settlement		—	(175,882)	—
Net foreign exchange differences		(515,346)	(412,612)	(3,388,338)
Monetary losses on non-operating activities		2,530,500	4,968,065	5,769,777
Monetary gains on provisions		(257,708)	(427,350)	(406,407)

Changes in net working capital
Change in trade payables and payables to merchants		(226,349)	1,507,389	(1,872,343)
Change in inventories		(354,311)	(1,695,855)	2,613,464
Change in trade and loan receivables		(2,058,653)	(2,091,589)	(678,481)
Change in contract liabilities and merchant advances		(149,683)	419,829	662,330
Change in contract assets		(12,347)	4,128	(7,785)
Change in other liabilities		415,684	422,874	306,649
Change in other assets and receivables		825,903	106,786	492,319
Change in due from related parties		(1,302)	(9,171)	4,450
Change in due to related parties		6,244	(12,407)	(60,465)
Post-employment benefits paid	13	(35,363)	(29,923)	(11,676)
Payments for concluded litigation	12	(69,354)	(569,984)	(65,963)
Payments for personnel bonus	13	(272,718)	(253,671)	(177,964)
Payments for unused vacation liabilities	13	(8,861)	(16,222)	(6,666)
Collections of doubtful receivables	6	11,650	3,448	—
Net cash provided by operating activities		5,697,678	7,246,542	1,020,495

Investing activities:
Purchases of property and equipment and intangible assets	9, 10	(2,010,546)	(1,665,725)	(2,011,315)
Proceeds from sale of property and equipment		14,788	10,913	1,186
Purchases of financial investments	4	(6,428,347)	(7,323,109)	(3,738,316)
Proceeds from sale of financial investment	4	6,147,437	4,948,695	7,601,145
Cash outlows due to acquisition of subsidiary		—	—	(10,942)
Interest received on time deposits		1,728,887	741,307	466,550
Interest received on credit sales		1,442,488	864,826	298,737
Net cash provided by/ (used in) investing activities		894,707	(2,423,093)	2,607,045

Financing activities:
Proceeds from borrowings	24	5,223,438	833,554	2,247,402
Repayment of borrowings	24	(3,791,221)	(548,283)	(2,779,430)
Interest and commission paid		(6,826,806)	(4,579,850)	(2,497,753)
Lease payments	24	(471,348)	(443,929)	(477,816)
Acquisition of treasury shares	15	—	(69,335)	—
Net cash used in financing activities		(5,865,937)	(4,807,843)	(3,507,597)

Net increase in cash and cash equivalents		726,448	15,606	119,943

Cash and cash equivalents at beginning of the year		7,939,626	12,512,914	14,899,379

Effects of exchange rate changes on cash and cash equivalents		49,919	251,829	2,320,620
Effects of inflation on cash and cash equivalents		(1,967,204)	(4,840,723)	(4,827,028)

Cash and cash equivalents at end of the year	3	6,748,789	7,939,626	12,512,914

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 1 – ORGANISATION AND NATURE OF OPERATIONS

D-Market Elektronik Hizmetler ve Ticaret A.Ş. (“D-Market” or “Hepsiburada” or together with its subsidiaries the “Group”) was established in April 2000. D-Market currently operates as a retail website (www.hepsiburada.com) offering its retail customers a wide selection of merchandise including electronics and non-electronics (including books, sports, toys, kids and baby products, cosmetics, furniture, etc.). As of 31 December 2024, the ultimate shareholders of D-Market are the members of Doğan Family and TurkCommerce B.V. (Note 15).

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

On 17 October 2024, the Group’s then-controlling shareholder, being Hanzade Vasfiye Doğan Boyner, our Founder, and Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan (collectively, the “Selling Shareholders”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Joint Stock Company Kaspi.kz (“Kaspi”), a joint stock company incorporated under the laws of Kazakhstan, for all outstanding Class A shares and Class B shares of the Company held by the Selling Shareholders, corresponding to 65.41% of the Group’s share capital (the “Change of Control”). The Change of Control was subject to regulatory approvals of the Turkish Competition Board, the Banking Regulation and Supervision Agency, the Information Technologies and Communications Authority and the Central Bank of the Republic of Türkiye and was completed on January 29, 2025, on which date Kaspi became our new controlling shareholder. Following the Change of Control, in accordance with former Article 7/A of the Articles of Association, all outstanding Class A shares automatically converted into Class B shares.

As of 31 December 2024, the Group has 3,743 employees (2023: 3,213). The address of the registered office is as follows:

Kuştepe Mahallesi, Mecidiyeköy Yolu Caddesi No:

12 Tower 2 Floor 2

Şişli, Istanbul — Türkiye

Subsidiaries

The Subsidiaries included in these consolidated financial statements are as follows:

◾	D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. (“D-Ödeme” or “Hepsipay”)
◾	D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. (“D-Fast” or “Hepsijet”)
◾	Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”)
◾	Hepsi Finansman A.Ş. (“Hepsi Finansman”) (former trade name “Doruk Finansman A.Ş.”)
◾	Hepsiburada Global B.V. (“Hepsiburada Global”)
◾	Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş. (“Hepsiburada Global A.Ş.“)

D-Ödeme was founded on 4 June 2015 and operates as a payment services provider offering payment gateway and e-money services. D-Ödeme obtained its operational licence from Banking Regulation and Supervision Agency of Türkiye (“BRSA”) on 20 February 2016. D-Ödeme commenced its first payment service transaction on 15 June 2016. D-Ödeme launched Hepsipay Cüzdanım (Wallet) in June 2021, an embedded digital wallet product on Hepsiburada platform.

D-Fast was founded on 26 February 2016 and operates as a cargo and logistic firm which provides last mile delivery services to the customers of Hepsiburada and other companies.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 1 – ORGANISATION AND NATURE OF OPERATIONS (Continued)

Subsidiaries (Continued)

Hepsi Finansal was founded on 1 December 2021. Hepsi Finansal aims to operate as a holding company for the fintech operations of the Group and to provide financial solutions to the customers of Hepsiburada. Hepsi Finansal is the parent company of the Hepsi Finansman A.Ş. which was acquired in February 2022.

Hepsi Finansman was acquired by the Group on 28 February 2022 and the Group aims to offer its customers consumer financing solutions through Hepsi Finansman. Hepsi Finansman was founded on 24 April 2006 and obtained its operational license from the BRSA in 2008. Hepsi Finansman operates as a consumer financing company in Türkiye.

Hepsiburada Global was founded on 28 July 2023 in the Netherlands. Hepsiburada Global aims to facilitate Hepsiburada’s integration with European payment solutions and marketplaces.

Hepsiburada Global A.Ş. was founded on 29 March 2024 in Türkiye. Hepsiburada Global A.Ş. aims to facilitate to manage Hepsiburada’s cross border e-commerce operations.

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

2.1    Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Hepsiburada and its subsidiaries maintain their books of account in Turkish Lira (“TRY”) based on the Turkish Commercial Code (“TCC”), Turkish tax legislation and the Uniform Chart of Accounts issued by the Ministry of Finance of Türkiye. These consolidated financial statements are based on the statutory records, which are maintained under the historical cost convention except for the financial investments which are measured at fair value, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS.

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

Adjustments have been made in accordance with the terms of IAS 29 “Financial Reporting in Hyperinflationary Economies” regarding the changes in the general purchasing power of the Turkish Lira as of 31 December 2024. The terms of IAS 29 require that financial statements prepared in the currency in the economy with hyperinflation should be expressed in terms of the measuring unit current at the end of the reporting period and the amounts for the corresponding previous periods should also be stated in terms of the measuring unit current at the end of the reporting period.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.1    Basis of preparation (Continued)

Financial reporting in hyperinflationary economy (Continued)

For the application of IAS 29, the Group used the conversion coefficient derived from the CPI in Türkiye published by the Statistical Institute of Türkiye. The indices and coefficients used to prepare the consolidated financial statements are as follows:

Date	Index	Adjustment Coefficient	Three years compound inflation rates

31 December 2024	2684.55	1.000	291%
31 December 2023	1859.38	1.444	268%
31 December 2022	1128.45	2.379	156%

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

Corresponding figures for the years ended 31 December 2023 and 31 December 2022 have also been restated so that they are presented in terms of the purchasing power of the Turkish Lira as of 31 December 2024.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.1    Basis of preparation (Continued)

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which they operate (the “functional currency”). The consolidated financial statements are presented in thousand Turkish Lira (TRY), which is both the functional and the presentation currency of the Group.

Going concern

The Group incurred operating losses in two prior years. An operating profit at a break - even level of TRY17 million has been achieved during the year 2024, while accumulated deficit as of 31 December 2024 amounted to TRY19,165 million. The Group generated positive operating cash flows amounting to TRY5,698 million in 2024 and its cash and cash equivalents as of 31 December 2024 amounts to TRY6,750 million.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Website development costs recognized as assets are amortized over their estimated useful lives between 2 and 4 years. However, the actual useful life may be shorter or longer than estimated useful lives, depending on technical innovations and competitor actions. If the useful lives were increased/decreased by one year, the carrying amount would be TRY482,138 thousand higher/TRY623,003 thousand lower as at 31 December 2024 (2023: TRY167,183 thousand higher/TRY277,322 thousand lower).

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

Recognition and measurement of deferred tax assets

The Group has not recognised any deferred income tax assets (except to the extent they are covered by taxable temporary differences) in regarding to its carry forward tax losses, unused tax incentives and other deductible temporary differences due to macroeconomic challenges giving rise to uncertainties as to the generation of future taxable profits for the realization of such deferred tax assets in the foreseeable future. If actual events differ from the Group’s estimates, or to the extent that these estimates are adjusted in the future, changes in the amount of an unrecognized deferred tax assets could materially impact the Group’s results of operations.

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

Provisions

In determining the provisions, the possibilities of negative outcome and the liabilities that may arise are evaluated by the Company’s legal counsel taking into account expert opinions, if necessary. The Group management determines the amount of the provisions based on its best estimate (Note 12).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.2    Significant accounting estimates and assumptions (Continued)

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade receivables, Buy Now Pay Later (“BNPL”) receivables, loan receivables and credit card receivables; when there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of asset and those events have an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable progresses.

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
-Power over the investee;
-Exposure or rights to variable returns from involvement with the investee;
-The ability to use power over the investee to affect the amount of the investor’s returns.

The proportion of ownership interest represents the effective shareholding of the Group through the shares held by D-Market and indirectly by its subsidiaries.

The table below sets out the subsidiaries included in the scope of consolidation and shows the Group’s ownership interests at 31 December 2024, 2023 and 2022:

Subsidiaries	2024	2023	2022

D-Ödeme	100.00%	100.00%	100.00%
D-Fast	100.00%	100.00%	100.00%
Hepsi Finansal	100.00%	100.00%	100.00%
Hepsi Finansman	100.00%	100.00%	100.00%
Hepsiburada Global	100.00%	100.00%	—
Hepsiburada Global A.Ş (*)	100.00%	—	—

(*)Hepsiburada Global A.Ş. was founded on 29 March 2024, with an aggregate issued share capital of TRY5,050,000 of which total amount was paid in on 29 March 2024. Hepsiburada Global A.Ş. aims to facilitate the management of Hepsiburada’s cross border e-commerce operations.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

2.6    Recent accounting pronouncements

The accounting policies adopted in preparation of the consolidated financial statements as at 31 December 2024 are consistent with those of the previous financial year, except for the adoption of new and amended IFRS and IFRIC interpretations effective as of 1 January 2024 and thereafter. The effects of these amendments and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

i)Standards, amendments and interpretations applicable as of 31 December 2024:

●	Amendment to IAS 1 – Non-current liabilities with covenants; effective from annual periods beginning on or after 1 January 2024. These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. This change had no impact on the financial position and performance of the Group.
●	Amendment to IFRS 16 – Leases on sale and leaseback; effective from annual periods beginning on or after 1 January 2024. These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. This change had no impact on the financial position and performance of the Group.
●	Amendments to IAS 7 and IFRS 7 on Supplier finance arrangements; effective from annual periods beginning on or after 1 January 2024. These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the International Accounting Standards Board’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis. This change was assessed by the Group and impacts are disclosed in Note 5.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6    Recent accounting pronouncements (Continued)

ii)Standards, amendments, and interpretations that are issued but not effective as of 31 December 2024:

●	Amendments to IAS 21 – Lack of Exchangeability; effective from annual periods beginning on or after 1 January 2025. An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations. Management has assessed that the amendment will have no impact on the consolidated financial statements.
●	Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments; effective from annual reporting periods beginning on or after 1 January 2026 (early adoption is available). These amendments:
•	clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and
•	make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

Management has assessed that these amendments will have no impact on the consolidated financial statements.

●	Annual improvements to IFRS – Volume 11; Annual improvements are limited to changes that either clarify the wording in an Accounting Standard or correct relatively minor unintended consequences, oversights or conflicts between the requirements in the Accounting Standards. The 2024 amendments are to the following standards:
•	IFRS 1 First-time Adoption of International Financial Reporting Standards;
•	IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
•	IFRS 9 Financial Instruments;
•	IFRS 10 Consolidated Financial Statements; and
•	IAS 7 Statement of Cash Flows.

Management has assessed that these amendments will have no impact on the consolidated financial statements.

●	IFRS 18 Presentation and Disclosure in Financial Statements; effective from annual periods beginning on or after 1 January 2027. This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Group is in the process of assessing the impact of the amendment on financial position or performance of the Group.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6    Recent accounting pronouncements (Continued)

●	IFRS 19 Subsidiaries without Public Accountability: Disclosures; effective from annual periods beginning on or after 1 January 2027. Earlier application is permitted. This new standard works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries. A subsidiary is eligible if:
•	it does not have public accountability; and
•

it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards. Management has assessed that the amendment will have no impact on the consolidated financial statements.

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

Loan receivables

Financial assets generated as a result of providing a loan are classified as loan receivables and are carried at amortized cost, less any impairment. All loans are recognised in the consolidated financial statements when the customer is funded by the Group for an e-commerce transaction.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Financial assets

The Group classified its financial assets in three categories; financial assets carried at amortized cost, financial assets carried at fair value through profit or loss, financial assets carried at fair value through other comprehensive income. Classification is performed in accordance with the business model determined based on the purpose of benefits from financial assets and expected cash flows. Management performs the classification of financial assets at the acquisition date. The Group did not hold any financial assets in the “fair value through other comprehensive income” category as at 31 December 2024.

a)	Financial assets carried at amortized cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, whose payments are fixed or predetermined, which are not actively traded and which are not derivative instruments are measured at amortized cost. They are included in current assets, except for maturities more than 12 months after the balance sheet date. Those with maturities more than 12 months are classified as non-current assets. The Group’s financial assets carried at amortized cost comprise “trade receivables”, “loan receivables”, “contract assets”, “financial investments”, “restricted cash” and “cash and cash equivalents” in the consolidated balance sheet.

Impairment for trade receivables and contract assets

The Group applies the IFRS 9 simplified approach to measure expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The Group has further concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The expected loss rates are based on the payment profiles of sales over a period before reporting date and the corresponding credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. While cash and cash equivalents and financial investments carried at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Impairment for loan and BNPL receivables

The Group has adopted “three stages impairment approach (general model)” defined in IFRS 9 for the recognition of impairment losses on loan and BNPL receivables, carried at amortized cost. General model considers the changes in the credit quality of the financial instruments after the initial recognition. Three levels defined in the general model are as follows:

“Stage 1”, includes financial instruments that have not had a significant increase in credit risk since initial recognition or that have low credit risk at the reporting date. For these assets, 12-month expected credit losses (“ECL”) are recognised and interest revenue is calculated on the gross carrying amount of the asset (that is, without deduction for credit allowance). 12-month ECL are the expected credit losses that result from default events that are possible within 12 months after the reporting date.

“Stage 2”, includes financial instruments that have had a significant increase in credit risk since initial recognition but those do not have objective evidence of impairment. For these assets, lifetime expected credit losses are recognised and interest revenue is calculated on the gross carrying amount of the asset. Lifetime ECL are the expected credit losses that result from all possible default events over the expected life of the financial instrument.

“Stage 3”, includes financial assets that have objective evidence of impairment at the reporting date. For these assets, lifetime expected credit losses are recognised. Group appropriately classifies its financial instruments considering common risk factors (such as the type of the instrument, credit risk rating, guarantees, time to maturity and sector) to determine whether the credit risk on a financial instrument has increased significantly and to account appropriate amount of credit losses in the consolidated financial statements. The changes in the expected credit losses on these receivables are accounted for under “other operating income/expenses” account of the consolidated statement of income.

Derecognition

A financial asset (or a part of a financial asset or group of similar financial asset) is derecognized when the rights to receive cash flows from the asset have expired or the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Trade payables and payables to merchants

Trade payables mainly arise from the payables to retail suppliers related to the inventory purchases and services payables. It also includes payables to the marketplace merchants for amounts received by the Group for products delivered by merchants to customers net of commissions, services charges, delivery costs and payables to other service providers. Trade payables and payables to merchants are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Related parties

For the purpose of these consolidated financial statements, shareholders who have control or joint control over the Group, key management personnel and Board members, in each case together with their close family members and the legal entities over which these related parties exercise control and significant influence, subsidiaries and joint ventures are considered and referred to as related parties.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Right of use assets are amortized on a straight-line basis over their estimated useful lives and carried at cost less accumulated amortization and impairment losses, and adjusted for any re-measurement of lease liabilities. Useful lives are determined over the shorter of its estimated useful life and the lease term. Useful lives of right of use assets are as follows:

Useful lives

Buildings	2 – 5 years
Furniture and fixtures	4 – 5 years
Software and rights	3 – 15 years
Motor vehicles	3 years

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Business combinations (Continued)

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Provision for post-employment benefits (Continued)

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

Commitments

A commitment is an enforceable, legally binding agreement to make a payment in the future for the purchase of goods and services. Commitments are not recognized in the financial statements, only disclosed (Note 12).

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

At contract inception, if the Group expects that the period between the transfer of the promised good or service and the payment is one year or less, the Group applies the practical expedient and does not make any adjustment for the effect of a significant financing component on the promised amount of consideration, except interest income from credit card sales with instalments. On the other hand, when the contract effectively constitutes a financing component, the fair value of the consideration is determined by discounting all future receipts using an imputed rate of interest. The difference between the fair value and the nominal amount of the consideration is recognised on an accrual basis as financial income.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Revenue recognition (Continued)

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

i.    Sales of goods

Sales of goods relate to transactions where the Group acts directly as the seller of goods purchased from the suppliers. In these transactions, the Group acts as the principal. Collections from the customer for the goods sold are made at the time orders are placed. Revenue is recognized when the goods are delivered to the customers. The Group recognizes revenue from sales of goods, net of return and discount.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Revenue recognition (Continued)

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

Subscription revenues

The Group’s subscription service revenue includes fees associated with Hepsiburada Premium memberships. Hepsiburada Premium membership allows Hepsiburada Premium subscribers to benefit from free deliveries, specific campaigns, discounts, cashbacks and subscription to a paid-TV channel. Subscriptions are paid for at the time and revenue from such arrangements is recognized over the subscription period.

Interest revenues

Revenue from financial services comprises interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method. The Group launched consumer finance offering through Hepsi Finansman in January 2024. Hepsifinans started as embedded payment solution providing customers the opportunity to complete their purchase in Hepsiburada checkout. Hepsifinans allows the Group to provide loans for longer maturities (up to 36 months). The Group charges interest to its customers for the loans and recognizes such interest as revenue over the loan term.

Interest income on BNPL receivables

The Group launched end-to-end digital “Buy Now Pay Later” (“BNPL”) deferred payment facility in February 2022 which provides customers the opportunity to complete their purchase and submit payment a month later or in up to twelve monthly instalments (lower in some categories where regulations limit the number of installments). BNPL purchase limits are defined based on the financial history of consumers based on their record at the Credit Bureau of Türkiye and shopping behavior at Hepsiburada. Installments are automatically collected from the selected credit or debit card of the customer. The Group charges interest to its customers for BNPL transactions and recognizes such interest as financial income over time during the installment period.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of significant accounting policies (Continued)

Cost of inventory sold

Cost of inventory sold consists of the purchase price of consumer products, including supplier’s rebates and subsidies, write-downs and losses of inventories.

Borrowings

All bank borrowings including debt securities are initially recognised at cost, being the fair value of the consideration received net of issue cost associated with the borrowing. After initial recognition, bank borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issuance costs and any discount or premium on settlement (Note 5).

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

NOTE 3 – CASH AND CASH EQUIVALENTS

The analysis of cash and cash equivalents at 31 December 2024 and 2023 are as follows:

	2024	2023

Banks
- TRY denominated time deposits	1,569,081	457,420
- USD denominated time deposits	418,910	6,301,314
- TRY denominated demand deposits	84,431	1,171,632
- USD denominated demand deposits	16,334	5,664
- Other foreign currency deposits	11,797	4,803
Money market funds	4,649,626	—

	6,750,179	7,940,833

The weighted average interest rates of time deposits denominated in TRY and USD at 31 December 2024 are 48.36% per annum and 0.42% per annum, respectively (2023: 39.79% per annum for TRY, 0.47% per annum for USD). As of 31 December 2024, average maturity of time deposits is 11 days (31 December 2023: 3 days).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 3 – CASH AND CASH EQUIVALENTS (Continued)

As of 31 December 2024 and 2023, there is no restricted cash.

At 31 December 2024, cash and cash equivalents included interest accrual amounting to TRY1,390 thousand (2023: TRY1,207 thousand); consequently, cash and cash equivalents as reported in the consolidated statement of cash flows amounted to TRY6,748,789 thousand (2023: TRY7,939,626 thousand).

Money market funds consist of mutual funds which include reverse repurchase agreements, government and private sector debt instruments. Money market funds have no maturity.

NOTE 4 – FINANCIAL INVESTMENTS

	2024	2023

Financial assets measured at fair value through profit or loss	2,207,315	2,298,590
- Investment funds (*)	2,207,315	2,298,590
Financial assets carried at amortized cost	177,428	188,685
- Eurobonds (**)	177,428	188,685

	2,384,743	2,487,275

(*)Financial assets measured at fair value through profit or loss consists of mainly foreign currency based mutual funds which include government and private sector debt instruments (2023: Financial assets measured at fair value through profit or loss consists of investment funds which include government and private sector debt instruments).

(**)Financial assets carried at amortized cost consists of eurobonds and the weighted average interest rate of debt instruments denominated in USD at 31 December 2024 are 5.125%. (2023: denominated in USD, 6.24%). There is a restriction on the financial asset until 5 December 2025 due to the letter of credit given by the financial institution.

The movements of financial assets measured at fair value through profit or loss are as follows:

	2024	2023
Beginning of the period - 1 January	2,298,590	41,767
Purchase of financial investments	6,276,918	7,136,133
Change in fair value recognized in the statement of comprehensive income/(loss) (Note 18)	127,621	342,921
Foreign exchange gains	439,331	199,326
Sales of financial investments	(5,965,924)	(4,948,695)
Monetary loss	(969,221)	(472,862)
31 December	2,207,315	2,298,590

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 4 - FINANCIAL INVESTMENTS (Continued)

The movements of financial assets carried at amortized cost are as follows:

	2024	2023
Beginning of the period - 1 January	188,685	—
Purchase of financial investments	201,207	186,976
Foreign exchange gains	26,095	—
Interest accrual	1,676	1,709
Sales of financial investments	(181,513)	—
Monetary loss	(58,722)	—
31 December	177,428	188,685

NOTE 5 – BANK BORROWINGS

	2024	2023

Short-term bank borrowings	801,467	264,894
Debt securities	440,565	—
Other financial liabilities	440,654	—
Long-term bank borrowings	—	4,055

	1,682,686	268,949

As of 31 December 2024, supplier and merchant financing loans make up TRY379,788 thousand of the short-term bank borrowings (2023: supplier and merchant financing loans make up TRY25,087 thousand of the short-term bank borrowings). For the year ended 31 December 2024, cash inflows of supplier and merchant financing loans are TRY3,204,065 thousand and cash outfows of supplier and merchant financing loans are TRY2,905,332 thousand.

All bank borrowings are denominated in Turkish Lira. As of 31 December 2024, the annual effective interest rate for bank borrowings is between 48% and 54.1% and the average annual effective interest rate for supplier and merchant financing loans is 58.4% (2023: 20.2% for bank borrowings and 57.6% for supplier and merchant financing loans).

The Group’s bank borrowings comprise fixed interest rate loans.

The repayment schedule of the bank borrowings are as follows:

	2024	2023

To be paid within 1 year	801,467	264,894
To be paid between 1-2 years	—	4,055

	801,467	268,949

The movement schedule of the Group’s bank borrowings is disclosed in Note 24.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 5 - BANK BORROWINGS (Continued)

Other financial liabilities

The Company has asset backed secured borrowings which have a maturity of up to 4 months with an effective interest rate of 62%. These asset backed secured borrowings represents the amounts repayable under the factoring agreements related to BNPL receivables.

The movements of asset backed secured borrowings for the years ended 31 December 2024 and 2023 are as follows:

	2024	2023

Beginning of the period - 1 January	—	—
Addition	1,090,433	—
Interest accrual	53,629	—
Payments	(638,268)	—
Monetary gain	(65,140)	—

31 December	440,654	—

Debt securities

The Group has obtained approval from Capital Markets Board of Türkiye (“CMB”) for the issuance of bonds or bills by Hepsi Finansman with a total aggregate principal amount of up to TRY1,050,000,000 on 1 August 2024. On 10 October 2024, the Group issued a bond with an amount of TRY286,956 thousand (with a nominal amount of TRY250,000 thousand) with a maturity date of 9 January 2025 and 10 April 2025 with 51.50% annual interest rate. On 6 November 2024, the Group issued a bond with an amount of TRY172,173 thousand (with a nominal amount of TRY150,000 thousand) with a maturity date of 5 February 2025 and 15 May 2025 with an annual basic interest rate of 51.50%.

The movements of debt securities for the years ended 31 December 2024 and 2023 are as follows:

	2024	2023

Beginning of the period - 1 January	—	—
Issued securities	459,129	—
Interest accrual	46,561	—
Monetary gain	(65,125)	—

31 December	440,565	—

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 6 – TRADE AND LOAN RECEIVABLES, TRADE PAYABLES and PAYABLES TO MERCHANTS

The receivables of the Group mostly consist of receivables from individual customers, retail suppliers and corporate customers.

	2024	2023

Trade receivables	892,522	471,693
Credit card receivables (*)	1,249,558	1,390,545
Buy now pay later (“BNPL”) receivables (**)	2,029,366	1,356,489
Receivables from suppliers (***)	346,814	297,453
Short term loan receivables	903,409	—
Long term loan receivables	87,595	1,154
Less: Provision for loan of receivables	(149,536)	—
Less: Provision for impairment of receivables	(226,498)	(89,674)

	5,133,230	3,427,660

(*)Credit card receivables are due from banks and they are collectable in 38 days on average (2023: in 38 days on average) whereas they are collected in 19 days on average (2023: are collected in 17 days) if the Company elects to pay a commission to the banks.

(**)The Group’s average maturity of its outstanding BNPL receivables is 85 days (2023: 88 days). The Group recognized provision for impairment of BNPL receivables amounting to TRY166,358 thousand as of 31 December 2024 (2023: TRY45,921 thousand).

(***)The Group issues rebate invoices to its suppliers and if the Group’s rebate receivables from a supplier exceeds the payables owed to that specific supplier at the reporting date, the net receivable from that specific supplier is classified in trade receivables.

As of 31 December 2024, the Group’s exposure to credit risk arising from trade receivables and loan receivables are disclosed in Note 22.

The movements in provision for impairment of trade receivables for the years ended 31 December 2024 and 2023 are as follows:

	2024	2023

1 January	89,674	60,945
Additions during the year	258,535	70,812
Collections	(11,029)	(3,448)
Unused amount reversed	(60,901)	—
Monetary gain	(49,781)	(38,635)

31 December	226,498	89,674

The movements in provision for impairment of loan receivables for the years ended 31 December 2024 and 2023 are as follows:

	2024	2023

1 January	—	—
Additions during the year	160,138	—
Collections	(621)	—
Monetary gain	(9,981)	—

31 December	149,536	—

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 6 – TRADE AND LOAN RECEIVABLES, TRADE PAYABLES and PAYABLES TO MERCHANTS (Continued)

Trade payables and payables to merchants

	2024	2023

Payables to retail suppliers and service providers	8,665,595	9,278,652
Payables to merchants (*)	6,308,156	5,972,077

	14,973,751	15,250,729

(*)Payables to merchants relate to amounts received by the Group for the products delivered by merchants to the customers, net of commissions, service charges and delivery costs.

As of 31 December 2024, supplier and merchant financing payables, included in payables to retail suppliers and service providers, amounts to TRY286,003 thousand (2023: TRY258,491 thousand).

The Group’s average maturity of its outstanding payables is 57 days for retail suppliers and 21 days for merchandise suppliers (2023: 55 days for retail suppliers and 21 days for merchandise suppliers).

NOTE 7 – INVENTORIES

The analysis of inventories at 31 December 2024 and 2023 is as follows:

	2024	2023

Trade goods	6,115,432	5,856,182
Less: Provision for impairment	(113,972)	(131,582)

	6,001,460	5,724,600

Inventories include TRY74,625 thousand of subsequently returned goods based on the Group’s return policy (2023: TRY68,055 thousand).

The movements in provision for impairment of trade goods were as follows:

	2024	2023

1 January	131,582	81,292
Net charge for the period	(17,610)	50,290

31 December	113,972	131,582

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 8 – CONTRACT ASSETS, CONTRACT LIABILITIES AND MERCHANT ADVANCES

	2024	2023

Contract assets	44,732	32,385

Contract assets represent earned but not invoiced delivery services revenue. All contract assets are short-term and their maturities are less than 1 month (2023: less than 1 month).

	2024	2023

Contract liabilities and merchant advances	1,906,945	2,056,628

These amounts relate to undelivered orders and include contract liabilities, which will be released to revenues, as well as advances received from customers for marketplace transactions amounting to TRY1,339,675 thousand (2023: TRY1,427,181 thousand), where the Group acts as an agent, which are credited as a payable to the merchant (note 6) when delivery is complete. Average delivery date varies between 1–4 days.

NOTE 9 – PROPERTY AND EQUIPMENT

The movements in property and equipment and related accumulated depreciation during the years ended 31 December 2024 and 2023 were as follows:

	1 January			31 December
	2024	Additions	Disposals	2024

Cost:
Motor vehicles	104,584	2,921	—	107,505
Furniture and fixtures (*)	1,362,165	374,731	(48,519)	1,688,377
Leasehold improvements	331,514	46,329	—	377,843

Total	1,798,263	423,981	(48,519)	2,173,725

Accumulated depreciation:
Motor vehicles	(40,103)	(20,702)	—	(60,805)
Furniture and fixtures	(789,005)	(236,280)	33,731	(991,554)
Leasehold improvements	(243,301)	(46,652)	—	(289,953)

Total	(1,072,409)	(303,634)	33,731	(1,342,312)

Net book value	725,854			831,413

(*)Addition of furniture and fixtures mainly comprise of purchased computers, servers and machine equipment investments in the Group’s operation center.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 9 – PROPERTY AND EQUIPMENT (continued)

	1 January			31 December
	2023	Additions	Disposals	2023

Cost:
Motor vehicles	104,480	104	—	104,584
Furniture and fixtures (*)	1,196,549	180,830	(15,214)	1,362,165
Leasehold improvements	315,341	17,288	(1,115)	331,514

Total	1,616,370	198,222	(16,329)	1,798,263

Accumulated depreciation:
Motor vehicles	(19,608)	(20,495)	—	(40,103)
Furniture and fixtures	(593,761)	(200,079)	4,835	(789,005)
Leasehold improvements	(198,931)	(45,173)	803	(243,301)

Total	(812,300)	(265,747)	5,638	(1,072,409)

Net book value	804,070			725,854

(*)Addition of furniture and fixtures mainly comprise of purchased computers, servers and machine equipment investments in the Group’s operation center.

There is no collateral, pledge or mortgage on tangible assets as of 31 December 2024 (2023: None).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 10 – INTANGIBLE ASSETS

	1 January			31 December
	2024	Additions(*)	Transfer	2024

Cost:
Acquired software and rights	1,206,119	202,389	2,443	1,410,951
Website development costs (**)	4,485,751	1,389,110	—	5,874,861
Goodwill	411	—	—	411
Other (***)	8,901	5,977	(2,443)	12,435

Total	5,701,182	1,597,476	—	7,298,658

Accumulated amortization:
Acquired software and rights	(866,499)	(126,892)	—	(993,391)
Website development costs	(2,158,499)	(1,087,720)	—	(3,246,219)

Total	(3,024,998)	(1,214,612)	—	(4,239,610)

Net book value	2,676,184			3,059,048

(*)Personnel bonus provision related to direct employee costs amounting to TRY111,805 thousand is capitalized as part of the website development costs as of 31 December 2024 (2023: TRY100,894 thousand).

(**)Website development costs include projects under development amounting to TRY328,334 thousand (2023: TRY301,596 thousand) which are not amortized as of 31 December 2024.

(***)Other mainly includes projects in progress which are transferred to acquired software and rights upon completion.

	1 January				31 December
	2023	Additions	Disposals	Transfer	2023

Cost:
Acquired software and rights	1,011,899	185,899	(1,253)	9,574	1,206,119
Website development costs	3,176,020	1,309,731	—	—	4,485,751
Goodwill	411	—	—	—	411
Other	12,636	5,839	—	(9,574)	8,901

Total	4,200,966	1,501,469	(1,253)	—	5,701,182

Accumulated amortization:
Acquired software and rights	(773,108)	(94,422)	1,031	—	(866,499)
Website development costs	(1,415,692)	(742,807)	—	—	(2,158,499)

Total	(2,188,800)	(837,229)	1,031	—	(3,024,998)

Net book value	2,012,166				2,676,184

There is no collateral, pledge or mortgage on intangible assets as of 31 December 2024 (2023: None).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 11 – LEASES

Right of use assets

	1 January			31 December
	2024	Additions	Disposals	2024

Cost:
Buildings	1,957,391	781,741	—	2,739,132
Furniture and fixtures	827,442	—	(4,224)	823,218
Software and rights	248,205	—	—	248,205
Vehicles	483,988	232,398	—	716,386

Total	3,517,026	1,014,139	(4,224)	4,526,941

Accumulated amortization:
Buildings	(1,526,295)	(330,184)	—	(1,856,479)
Furniture and fixtures	(560,264)	(113,489)	3,246	(670,507)
Software and rights	(210,874)	(7,080)	—	(217,954)
Vehicles	(403,097)	(79,139)	—	(482,236)

Total	(2,700,530)	(529,892)	3,246	(3,227,176)

Net book value	816,496			1,299,765

	1 January			31 December
	2023	Additions	Disposals	2023

Cost:
Buildings	1,633,493	323,898	—	1,957,391
Furniture and fixtures	823,141	11,657	(7,356)	827,442
Software and rights	246,286	1,919	—	248,205
Vehicles	454,767	29,221	—	483,988

Total	3,157,687	366,695	(7,356)	3,517,026

Accumulated amortization:
Buildings	(1,198,983)	(327,312)	—	(1,526,295)
Furniture and fixtures	(427,422)	(138,943)	6,101	(560,264)
Software and rights	(183,227)	(27,647)	—	(210,874)
Vehicles	(304,775)	(98,322)	—	(403,097)

Total	(2,114,407)	(592,224)	6,101	(2,700,530)

Net book value	1,043,280			816,496

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 11 – LEASES (Continued)

Lease liabilities

	2024	2023

Short-term lease liabilities	409,083	223,171
Long-term lease liabilities	583,686	175,882

	992,769	399,053

Maturity analysis of lease liabilities is disclosed in Note 22 and the movement of lease liabilities is disclosed in Note 24.

Lease liabilities are discounted using the Group’s incremental borrowing rates and implicit rate in the lease (where applicable). As of 31 December 2024, the weighted average annual incremental borrowing rates of the Group for TRY is 43% (2023: TRY; 29%).

The Group has adopted the practical expedient included in IFRS 16 for short-term lease agreements with a lease term of 12 months or less and lease agreements determined by the Group as having a low value. The Group accounts for the lease payments in other operating expenses in the period in which they are incurred. Such expenses are not material to the Group’s consolidated financial statements.

NOTE 12 – PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES

Short term provisions

	2024	2023

Provision for license fee (*)	180,023	—
Provision for Competition Authority penalty (**)	3,627	5,235
Provision for Turkish Capital Markets Board fee (***)	—	76,486
Provision for legal disputes (****)	33,407	36,277

	217,057	117,998

(*)The E-Commerce Law and the E-Commerce Regulation provide an obligation for electronic commerce intermediary service providers operating in Türkiye to obtain and annually renew an e-commerce license. Therefore, the Group has calculated and recognized a provision amounting to TRY180,023 thousand for the 2024 license fee in its consolidated financial statements.

(**)In April 2021, the Turkish Competition Authority (the “TCA”) initiated an investigation against 32 companies regarding anti-competitive agreements in the labor markets (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding the Group). On 18 August 2021, the Group received a notification from the TCA stating that the Competition Board, the executive body of the TCA, had decided to initiate an investigation on 5 August 2021 against 11 companies including Hepsiburada the subject of which is same with the existing April 2021 investigation and merged these two investigations. The Group received TCA’s report on the investigation on April 18th, 2022. In the investigation report the rapporteurs are of the opinion that the Group is in violation of the Competition Law which prohibits anti-competitive agreements in the labor markets and administrative fine should be imposed. Following an oral defense meeting on 18 July 2023, the Competition Board concluded its investigation and rendered its decision on 31 July 2023, stating that the Group had violated Article 4 of the Competition Law prohibiting anti-competitive agreements. The Competition Board imposed an administrative fine in the amount of TRY3,627 thousand (with a 25% discount on early payment) on Hepsiburada for which we had recognized a provision of TRY227,535 thousand (as adjusted for inflation) in our consolidated financial statements for the year ended 31 December 2022. As of the date hereof, we have not yet received the reasoned decision from the TCA.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

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

(***)The Group have initiated litigation for annulment of the Turkish Capital Markets Board (the “TCM Board”) decision regarding a fee imposed by the TCM Board on the Company. Following the IPO of the Company on the Nasdaq Stock Exchange, the TCM Board imposed a “Board registration fee” amounting to over TRY39,125 thousand, including interest accruing on this fee, attorney’s fees and the costs of the proceedings. The TCM Board fee was calculated based upon the shares sold in our IPO, including the shares sold by TurkCommerce B.V. The Company applied to the TCM Board with an objection letter on 30 July 2021. A year later, on 31 May 2022, the Company received a reply letter from the TCM Board maintaining their initial decision. The Company has initiated proceedings for annulment of the decision. The Company filed the case on 15 June 2022. The court dismissed the Company’s request for suspension of execution of the decision of the TCM Board, and the Court of First Instance dismissed the case, which was notified to the Group on 23 March 2023. The Company appealed the decision on 17 April 2023. Based on events occurring during 2022, management and legal advisors concluded that the cash outflow is probable, and therefore the Group recognized a provision amounting to TRY76,486 thousand in its consolidated financial statements, as its best estimate as at 31 December 2023.

On 4 May 2023, the request for stay of execution was rejected by the Ankara Regional Administrative Court. On 22 February 2024, the Ankara Regional Administrative Court dismissed Hepsiburada’s request to appeal. Hepsiburada appealed the decision before the Council of State on 10 March 2024.

Although the appeal is ongoing, on 19 June 2023, the TCM Board notified the Group that the Board Registration Fee should be paid in accordance with the calculation method set out by the TCM Board. The Company responded to the TCM Board with a letter on 3 July 2023, to object to the calculation method of the TCM Board. On 19 July 2023, the Company received a reply letter from the TCM Board stating that the objection of the Company was rejected. On 22 August 2023, a separate litigation for the annulment of the case was initiated by the Company before the Ankara Regional Administrative Court requesting a stay of execution of the TCM Board’s decision to reject the Company’s objection. The stay of execution request was rejected by the Ankara Regional Administrative Court on November 30, 2023 and the court ruled to dismiss the case on June 5, 2024. An appeal against the dismissal of the case, regarding the calculation method, was filed on June 28, 2024, and is still under review as of the date of this annual report. Despite the ongoing appeal, the TCMB required payment of the Board Fee, stating the appeal does not suspend execution. Accordingly, TRY60.1 million was paid on August 28, 2024, and an updated issuance document was submitted on September 3, 2024, which the TCMB approved on September 16, 2024, acknowledging the payment.

(****)Legal disputes mainly comprise labour lawsuits claimed against the Group.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 12 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Short term provisions (Continued)

The movements in provisions for the years ended 31 December 2024 and 2023 are as follows:

		Current	Paid	Foreign
	1 January	year	during	exchange	Monetary	31 December
	2024	charge/(reverse)	the year	valuation	gain	2024

License fee	—	180,023	—	—	—	180,023
Provision for Turkish Capital Markets Board fee	76,486	—	(60,078)	—	(16,408)	—
Competition Authority penalty	5,235	—	—	—	(1,608)	3,627
Legal disputes	36,277	18,211	(9,276)	—	(11,805)	33,407

	117,998	198,234	(69,354)	—	(29,821)	217,057

		Current	Paid	Foreign
	1 January	year	during	exchange	Monetary	31 December
	2023	charge/(reverse)	the year	valuation	gain	2023

Settlement of legal Proceedings (*)	619,425	—	(561,333)	21,371	(79,463)	—
Provision for Turkish Capital Markets Board fee	56,488	34,691	—	17,172	(31,865)	76,486
Competition Authority penalty	227,535	(182,768)	—	—	(39,532)	5,235
Legal disputes	36,305	26,860	(8,651)	—	(18,237)	36,277

	939,753	(121,217)	(569,984)	38,543	(169,097)	117,998

(*)On 28 September 2021, a shareholder filed a putative class action complaint against the Company, members of the Company’s management and Board, and various other defendants in the Supreme Court of the State of New York. The plaintiff asserted a cause of action against the Company and the other defendants for alleged violations of the Securities Act of 1933, as amended, based on allegedly misleading statements in the Registration Statement and Prospectus the Company filed with the U.S. Securities and Exchange Commission in connection with its initial public offering in the U.S.

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

On 20 April 2023, the United States District Court for the Southern District of New York issued an order granting the plaintiffs’ motion for preliminary approval of the Settlement, and later issued a final approval during a fairness hearing held on 1 August 2023. In May 2023, following preliminary approval of the Settlement by the United States District Court Southern District of New York, the Company paid TRY561,333 thousand (USD13,900 thousand) into an escrow account in accordance with the terms of the Settlement Agreement. The State Court Action was dismissed by the state court with prejudice on 22 September 2023, and the appeal period regarding the State Court Action expired. As a result, both of the Actions have been finally resolved without admission of any wrongdoing.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 12 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Short term provisions (Continued)

According to a contribution agreement entered into between the Company and TurkCommerce B.V. on 28 September 2023, TurkCommerce B.V. agreed to contribute TRY175,882 thousand (USD3,975 thousand) towards the settlement amount and the Company agreed to purchase 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. against payment of TRY245,217 thousand (USD5,732 thousand) which was partially offset by the TRY175,882 thousand settlement contribution amount owed by TurkCommerce B.V. The share buyback was approved by the Board of Directors on 22 August 2023. The transaction regarding acquisition of 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. was completed on 18 October 2023.

Contingent liabilities

Within the scope of the preliminary investigation initiated by the Competition Board’s decision dated 31 August 2023 to determine whether the Group has violated Article 4 of the Law with the automatic pricing mechanism (“APM”), the Competition Authority Experts conducted an on-site inspection at Group headquarters on 31 August 2023. Subsequently, the information and documents requested by the Board were submitted by the Group. On 31 October 2023, an on-site inspection was conducted by the Authority Experts at the headquarters of the Group, and at the same time, as a result of the preliminary investigation conducted by the Board, the Board decided to initiate an investigation (against the Group and other e-commerce companies) and the Group were notified the investigation decision by hand on 19 October 2023. The first written defense was submitted on 30 November 2023. The Group have submitted its undertaking application to the Competition Authority on 30 January 2024. On 21 March 2024, the TCA decided to extend its investigation period by six months ending in October 2024. The Competition Board accepted these commitments with a decision notified to the Group on 4 October 2024. According to the commitment decision, the Group is required to make certain changes to the APM. To ensure compliance with the commitments, the Company is required to submit an annual report to the TCA starting one year after the notification of the reasoned decision. If the Group fails to comply with the committements, the TCA may impose a penalty, up to five per ten-thousand of the annual revenue generated at the end of the fiscal year preceding the decision on the committments. Based on these facts, no provision has been recognized in consolidated financial statements.

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

Letters of guarantee given

The letters of guarantee provided to public institutions and suppliers are amounting to TRY5,349,226 thousand at 31 December 2024 (2023: TRY5,197,071 thousand).

Commitments

As at 31 December 2024, outstanding purchase commitments with respect to the acquisition of capital expenditures, purchase of technology and other services amounted to TRY241,096 thousand (2023: TRY422,995 thousand).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 13 – PROVISION FOR EMPLOYEE BENEFITS

Short term provision for employee benefits

	2024	2023

Provision for personnel bonus	405,791	290,998
Provision for unused vacation	116,333	126,848

	522,124	417,846

The movements in provisions for personnel bonus and unused vacation for the years ended 31 December 2024 and 2023 are as follows:

		Current	Paid
	1 January	year	during	Monetary	31 December
	2024	charge	the year	gain	2024

Personnel bonus	290,998	459,019	(272,718)	(71,508)	405,791
Unused vacation	126,848	41,712	(8,861)	(43,366)	116,333

	417,846	500,731	(281,579)	(114,874)	522,124

		Current	Paid
	1 January	year	during	Monetary	31 December
	2023	charge	the year	gain	2023

Personnel bonus	285,432	372,066	(253,671)	(112,829)	290,998
Unused vacation	85,851	113,671	(16,222)	(56,452)	126,848

	371,283	485,737	(269,893)	(169,281)	417,846

Long term provision for employee benefits

	2024	2023

Provision for post-employment benefits	153,780	150,563

	153,780	150,563

Post-employment benefits

Under the Turkish Labour Law, the Company is required to pay post-employment benefits to each employee who has completed one year of service and whose employment is terminated without due cause, or who is called up for military service, dies or retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). The maximum amount payable equivalent to one month’s salary for each year of service limited to a maximum of TRY41,828.42 for each year of service at 31 December 2024 (2023: TRY23,489.83 (historical amount)).

Post-employment benefit liability is not funded and there is no legal funding requirement.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 13 – PROVISION FOR EMPLOYEE BENEFITS (Continued)

Long term provision for employee benefits (Continued)

IAS 19 “Employee Benefits” requires actuarial valuation methods to be developed to estimate the Group’s obligation under the defined benefit plans. Actuarial gain/(loss) is accounted under the “Actuarial gain/(loss) on the equity”. The following actuarial assumptions are used in the calculation of the total liability:

	2024	2023

Discount rate (%)	3.00	2.46
Probability of retirement (%)	74.65	74.63

The principal assumption is that the maximum liability for each year of service will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the anticipated effects of future inflation. The retirement pay provision ceiling TRY46,655.43 (historical amount) which is effective from 1 January 2025, is taken into consideration in the calculation of provision for employment termination benefits (31 December 2023: TRY35,058.58 (historical amount) effective from 1 January 2024).

The movements in the provision for the post-employment benefit for the years ended 31 December 2024 and 2023 are as follows:

	2024	2023

At 1 January	150,563	39,151
Charge for the year	48,252	65,236
Interest cost	21,504	17,990
Actuarial losses	22,071	108,441
Payments during the year	(35,363)	(29,923)
Monetary gain	(53,247)	(50,332)

At 31 December	153,780	150,563

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 13 - PROVISION FOR EMPLOYEE BENEFITS (Continued)

Long term provision for employee benefits (Continued)

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

The equity settled payments are triggered upon meeting certain “vesting” and “performance target” conditions which are evaluated separately. In the plan approved on 25 March 2021, service-based awards vest in three tranches until 31 January 2025. In the plan approved on 24 April 2023, service-based awards vest in three tranches until 31 January 2027. The cost of equity settled plans granted on grant date is allocated over the expected vesting period against equity on a pro rata basis. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. Fair value calculation prior to the realization of IPO was performed using a combination of income approach and market approach. For equity-settled plans granted after the realization of IPO, fair value of shares traded in NASDAQ at grant date was used.

The following table summarizes the Group’s granted share units:

		Weighted average
	Number of units	grant date fair value
Outstanding as of 31 December 2023	2,835,380	324.74

Units granted	2,367,881	98.34
Units vested	(2,632,362)	68.36
Units forfeited (vested)	(83,945)	44.17

Outstanding as of 31 December 2024	2,486,954	442.59

		Weighted average
	Number of units	grant date fair value
Outstanding as of 31 December 2022	1,766,235	294.20

Units granted	2,726,388	56.39
Units vested	(1,631,405)	94.17
Units forfeited (not yet vested) (*)	(25,838)	32.34

Outstanding as of 31 December 2023	2,835,380	324.74

(*)	Forfeited but not yet vested units consist of units granted on 9 December 2022 and forfeited before vesting period.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 13 - PROVISION FOR EMPLOYEE BENEFITS (Continued)

Long term provision for employee benefits (Continued)

Share-based payments (Continued)

During 2024, the fair value of granted share units that vested is TRY179,945 thousand (2023: TRY153,622 thousand) included in “other capital reserves” in the statement of changes in equity and in payroll and outsource staff expenses in the statement of comprehensive income/(loss). Scheduled vesting of outstanding restricted stock units as of 31 December 2024 and 2023 is as follows:

	2024	2023
2024	—	1,639,156
2025	1,792,403	857,167
2026	653,423	319,632
2027	41,128	19,425

Total	2,486,954	2,835,380

NOTE 14 – OTHER ASSETS AND LIABILITIES

The analysis of other current and non-current assets and liabilities at 31 December 2024 and 2023 is as follows:

	2024	2023

Other current assets:
Prepaid expenses	318,551	451,552
Prepaid tax	67,978	62,409
Advances given	19,047	154,501
Restricted cash held at central banks in respect of customers	18,750	21,657
Value added tax (“VAT”) receivables	10,337	492,412
Other	43,450	65,354

	478,113	1,247,885

	2024	2023

Other non-current assets:
Prepaid expenses	11,470	47,264
Other	935	1,421

	12,405	48,685

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 14 - OTHER ASSETS AND LIABILITIES (Continued)

	2024	2023

Other current liabilities:
Taxes and funds payable	891,781	236,324
Deferred income (*)	350,399	459,199
Expense accruals	223,954	172,189
Refund liability	131,924	81,782
Received upfront fee under ADS program (**)	78,194	78,408
Payable to personnel	6,775	14,230
Other liabilities	805	49,934

	1,683,832	1,092,066

	2024	2023

Other non-current liabilities:
Deferred income (*)	298,570	302,039
Received upfront fee under ADS program (**)	201,376	279,569

	499,946	581,608

(*)Deferred income consists of prepayments received by the Group within the scope of partnerships with banks and global payment technology companies and convenience fees received in advance within the scope of BNPL.

(**)American Depositary Shares (“ADS”) fees collected under the depositary service agreement for seven-year period, that was signed between the Group and depositary bank and which is recognized as other income on a pro-rata basis.

NOTE 15 – EQUITY

a)    Share capital

As of 31 December 2024, the Group’s authorised and paid-in share capital consists of 325,998,290 (2023:325,998,290) shares with TRY0.20 (2023: TRY0.20) nominal value each. The historic value of paid-in capital is TRY65,200 thousand as of 31 December 2024 and 2023. As of 31 December 2024, 40,000,000 of the shares consist of A group shares (owned by Hanzade Vasfiye Doğan Boyner) and the remaining 285,998,290 shares are B group shares (owned by Hanzade Vasfiye Doğan Boyner and other shareholders).

In Ordinary and Extraordinary General Assembly meetings, each Class A share grants 15 (fifteen) votes to the shareholders who own these shares and each of Class B share grants one vote to the shareholders, provided that provisions of the Turkish Commercial Code are reserved. As disclosed in notes 1 and 26, the Group’s controlling shareholder has changed on 29 January 2025 and all outstanding Class A shares automatically converted into Class B shares on that date.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 15 – EQUITY (Continued)

a)    Share capital (Continued)

Share capital (restated values of shares) as of 31 December 2024 and 2023 is as follows:

	2024	Share (%)	2023	Share (%)

TurkCommerce B.V.	94,682	13%	94,682	13%
Hanzade Vasfiye Doğan Boyner	154,293	21%	154,293	21%
Vuslat Doğan Sabancı	107,198	15%	107,198	15%
Yaşar Begümhan Doğan Faralyalı	107,198	15%	107,198	15%
Arzuhan Doğan Yalçındağ	97,772	14%	97,772	14%
Işıl Doğan	4,489	<1	4,489	<1
Other (*)	10,223	2%	10,223	2%
Public shares	144,105	20%	144,105	20%

	719,960	100	719,960	100

(*)Represents the nominal value of treasury shares acquired.

b)    Share premium

Share premium as of 31 December 2024 and 2023 is as follows:

	2024	2023

Share premium	20,910,909	20,910,909

	20,910,909	20,910,909

c)    Treasury shares

According to a contribution agreement entered into between the Company and TurkCommerce B.V. on 28 September 2023, TurkCommerce B.V. agreed to contribute TRY175,882 thousand (USD3,975 thousand) towards the settlement amount (Note 12) and the Company agreed to purchase 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. against payment of TRY245,217 thousand (USD5,732 thousand) which was partially offset by the 175,882 thousand settlement contribution amount owed by TurkCommerce B.V. The share buyback was approved by the Board of Directors on 22 August 2023. The transaction regarding acquisition of 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. was completed on 18 October 2023.

The Class B ordinary shares purchased in this transaction are expected to be delivered to share based payment plan participants under the Company’s Revised Incentive Plan adopted by the Board of Directors on 24 April 2023.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 16 – REVENUE

The analysis of revenue for the years ended 31 December 2024, 2023 and 2022 is as follows:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2024	2023	2022

Sales of goods	38,577,032	38,048,868	29,937,693
Marketplace revenues(*)	7,251,523	6,477,412	4,049,654
Delivery service revenues	7,865,726	5,229,995	3,537,742
Other revenues (**)	3,352,280	1,582,681	703,535

Revenues	57,046,561	51,338,956	38,228,624

(*)Marketplace revenues mainly consist of marketplace commission, transaction fees and other contractual charges to the merchants.

(**)Other revenues mainly include advertising revenues amounting to TRY1,345,674 thousand (2023: TRY807,296 thousand; 2022: TRY413,370 thousand), subscription service revenues amounting to TRY1,002,147 thousand (2023:TRY287,655 thousand; 2022: 31,112 thousand), fulfilment revenues, interest revenues and other commissions.

The Group derives revenue from the sales of goods and marketplace revenues at a point in time, at the completion of the order delivery. Delivery service revenues are recognized over time. Fullfilment, subscription service and advertising revenues included in other revenues are recognized over time and other commissions included in other revenues are recognized at a point in time. All contracts are for periods of the expected original duration of one year or less.

The Group’s revenues are generated in Türkiye, therefore no disaggregated geographical information is presented.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 17 – OTHER OPERATING INCOME AND EXPENSES

The analysis of other operating income and expenses for the years ended 31 December 2024, 2023 and 2022 is as follows:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2024	2023	2022

Other operating expenses:
Provision for doubtful receivables	(413,567)	(71,388)	(41,549)
Consultancy	(303,124)	(406,081)	(328,377)
Utilities	(249,158)	(200,661)	(168,992)
License fee (Note 12)	(180,023)	—	—
Insurance	(129,781)	(161,333)	(171,968)
Rent	(126,641)	(56,891)	(39,862)
Credit card processing	(56,208)	(124,693)	(87,856)
Maintenance	(48,273)	(29,325)	(19,215)
Vehicle fuel	(38,912)	(36,473)	(48,724)
Travel	(34,713)	(28,664)	(10,364)
Irrecoverable value added tax	(30,586)	(28,229)	(18,392)
Internet line	(17,371)	(17,071)	(15,970)
Credit card chargebacks	(8,974)	(4,698)	(9,068)
Stationary	(6,537)	(5,024)	(2,138)
Witholding tax payments (*)	(1,531)	(107,582)	—
Other legal provisions	—	(13,627)	(28,603)
Provision for Turkish Capital Markets Board fee (Note 12)	—	(34,691)	(56,488)
Settlement provision (Note 12)	—	—	(667,683)
Other	(364,648)	(307,655)	(250,670)
	(2,010,047)	(1,634,086)	(1,965,919)

Other operating income:
Depository income	119,075	86,985	78,194
Bank promotion income	70,886	100,329	11,298
Partnership income	58,900	29,450	—
Services charged	22,972	30,620	23,031
Income from scrap packaging materials sales	7,066	4,009	6,692
Reversal of doubtfull provisions	6,542	4,912	1,834
Withholding tax return income (*)	—	—	20,223
Reversal of provision for Competition Authority investigation (Note 12)	—	208,736	13,795
Contribution income (**)	—	175,882	—
Other	79,390	50,620	32,048

	364,831	691,543	187,115

(*)Witholding tax returns are in connection with the advertising services received from digital advertising platforms. The Group has previously received witholding tax amounts from the tax authority as a result of the positive outcome of objection lawsuits filed by the Group against the tax authority. Such amounts were recognised as other operating income in 2021 and 2022 upon recollection. The Council of State overruled the positive decision of the primary court in 2023 and 2024 and accordingly, the Group repaid such amounts in 2023 and 2024.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 17 – OTHER OPERATING INCOME AND EXPENSES (Continued)

(**)On 5 December 2022, the Company and TurkCommerce B.V. entered into a binding term sheet according to which TurkCommerce B.V. agreed to contribute TRY175,882 thousand (USD3,975 thousand) provided that the two class actions involving the Company to be settled and certain other conditions to be met. On 28 September 2023, subsequent to meeting all conditions in the binding term sheet, the Company signed a contribution agreement with TurkCommerce B.V. for a collection of TRY175,882 thousand (USD3,975 thousand) which has been collected by the Group by purchase of treasury shares (Note 15).

NOTE 18 – FINANCIAL INCOME

The analysis of financial income for the years ended 31 December 2024, 2023 and 2022 is as follows:

Financial income:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2024	2023	2022

Interest income on time deposits	1,729,070	727,747	478,523
Interest income on credit sales	1,373,524	537,512	298,737
Foreign currency exchange gains	654,812	3,483,863	3,599,091
Fair value gains on financial assets measured at fair value (Note 4)	127,621	342,921	121,801
Interest received on financial investment (Note 4)	1,676	1,709	—
Other	131,274	16,692	54,328

	4,017,977	5,110,444	4,552,480

Foreign currency exchange gains are mainly driven by foreign currency denominated cash and cash equiavelents and financial investments.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 19 – FINANCIAL EXPENSES

The analysis of financial expenses for the years ended 31 December 2024, 2023 and 2022 is as follows:

Financial expenses:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2024	2023	2022

Commission expenses due to early collection of credit card receivables	(4,453,460)	(2,636,717)	(1,907,062)
Interest expenses on purchases	(2,349,292)	(1,558,573)	(481,418)
Foreign currency exchange losses	(320,665)	(1,146,474)	(1,118,473)
Interest expenses on bank borrowings	(304,102)	(319,330)	(142,508)
Interest expenses on lease liabilities	(212,681)	(111,201)	(185,336)
Fair value losses on financial assets measured at fair value (Note 4)	—	—	(230,059)
Other	(20,114)	(17,373)	(3,257)

	(7,660,314)	(5,789,668)	(4,068,113)

Interest expenses on purchases consist of interest embedded in inventories purchased on deferred settlement terms, which is recognized as an interest expense over the period of financing.

Foreign currency exchange losses are mainly driven by foreign currency denominated trade payables and payables to merchants.

NOTE 20 – TAXATION ON INCOME

The tax on the Group’s income/loss before taxation on income differs from the theoretical amount that would arise using the weighted average tax rate applicable to loss for the years ended 31 December 2024, 2023 and 2022 as follows:

	2024	2023	2022

Income/loss before income taxes	(1,604,907)	109,053	(6,916,737)

Tax calculated at enacted tax rate of 25% (2023: 25%, 2022: 23%)	401,227	(27,263)	1,590,850
Utilized tax losses and incentives	297,160	526,627	—
Effect of unrecognized deferred taxes and inflation adjustments	(698,268)	(533,830)	(1,560,550)
Other	(119)	34,466	(30,300)

Income tax credit/(expense)	—	—	—

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 20 – TAXATION ON INCOME (Continued)

Current income tax

The Group has no current income tax expense for the years ended 31 December 2024, 2023 and 2022.

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

In accordance with the Law No. 7440 on the “Restructuring of Certain Receivables and Amending Certain Laws” published in the Official Gazette on 12 March 2023, it has been decided that an additional tax of 10% should be calculated over the deduction amounts (included in 2022 tax returns) and tax bases subject to reduced corporate tax.

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

Corporations are required to pay advance corporation tax quarterly at the rate of 25% on their corporate income (2023: 25%; 2022: 23%). Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set off against other liabilities to the government.

In Türkiye, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within the 25th of the fourth month following the close of the financial year to which they relate.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 20 - TAXATION ON INCOME (Continued)

Current income tax (Continued)

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

The Group’s tax incentives are related to the Research and Development Tax Incentive regime in Turkiye and the Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. Unused tax incentives have no expiration date.

As of 31 December 2024 and 2023, the Group has not accounted for the remaining deferred tax assets due to uncertainties as to the generation of future taxable profits for the realization of such deferred tax assets in the foreseeable future, as described below:

	Total temporary differences		Deferred income tax assets/(liabilities)
	2024	2023	2024	2023

Deferred income tax assets and liabilities:
Tax incentives	(3,996,060)	(3,190,290)	1,011,461	799,539
Property and equipment and intangible assets	(1,954,540)	(1,620,581)	487,061	402,547
Lease liabilities	(982,012)	(351,964)	245,875	88,301
Carry forward tax losses	(560,633)	(524,128)	168,190	148,076
Accrued expenses, contract liabilities and merchant advances	(628,035)	(648,355)	156,652	162,090
Employee benefit obligations	(585,151)	(485,526)	149,456	123,681
Trade receivables	(467,495)	(227,697)	121,827	56,927
Deferred income	(330,934)	(238,674)	85,006	61,336
Provision for license fee	(180,023)	—	45,006	—
Inventories	(158,245)	(244,598)	39,561	61,149
Legal provisions	(37,034)	(117,998)	9,258	29,499
Income accruals and contract assets	44,732	32,385	(11,183)	(8,097)
Prepaid expenses	62,244	64,879	(15,594)	(16,211)
Trade payables and payables to merchants	262,550	668,610	(65,638)	(167,152)
Right of use assets	1,255,489	713,484	(314,293)	(178,676)

Total			2,112,645	1,563,009
Non recoverable net deferred tax assets (-)			(2,112,645)	(1,563,009)
Deferred income tax assets, net			—	—

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 20 - TAXATION ON INCOME (Continued)

Deferred income taxes (Continued)

Since the applicable tax rate is changed to 25% for the following years beginning from 1 January 2023, 25% tax rate is used in the deferred tax calculation of 31 December 2024 for all of the temporary differences.

The expiration dates of tax losses for which the Group has not recognised any deferred income tax asset are as follows:

	2024	2023

2024	—	3,289
2025	2,877	5,654
2026	21,255	155,409
2027	72,576	181,896
2028	119,555	177,880
2029	344,370	—

Total	560,633	524,128

NOTE 21 – BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES

a)    Remuneration of key management personnel:

The remuneration of key management personnel (directors and members of executive officers) for the years ended 31 December 2024, 2023 and 2022 are as follows;

	2024	2023	2022

Salaries and other short-term employee benefits	1,009,585	861,224	1,194,688

Salaries and other short-term employee benefits include equity settled share-based payments amounting to TRY179,945 thousand in 2024 (2023: Equity settled share-based payments amounting to TRY153,622 thousand).

b)    Balances with related parties at 31 December 2024 and 2023:

All related parties listed below are controlled by the Doğan Family members.

Due from related parties:

	2024	2023

Doğan Dış Ticaret ve Mümessillik A.Ş. (“Doğan Dış Ticaret”)	10,368	683
D Elektronik Şans Oyunları ve Yayıncılık A.Ş. (“Nesine”)	2,586	11,793
Doğan Burda Dergi Yayıncılık ve Pazarlama A.Ş. (“Doğan Burda”)	509	448
Other	1,096	333

	14,559	13,257

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 21 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued)

b)    Balances with related parties at 31 December 2023 and 2022: (Continued)

Amounts due from other related parties mainly resulted from sale of trade goods.

Due to related parties:

	2024	2023

Doğan Yayınları Yayıncılık ve Yapımcılık Ticaret A.Ş. (“Doğan Yayıncılık”)	10,814	2,641
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	705	836
Doğan Portal ve Elektronik Ticaret A.Ş.	58	651
Doğan Müzik Yapım ve Ticaret A.Ş.	—	537
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	201	530
Other	1,163	1,502

	12,941	6,697

Amounts due to related parties mainly resulted from purchase of inventories, advertising services, head quarter rentals and payables due to merchant financing arrangements.

c)    Significant sales to and purchases from related parties for the years ended 31 December 2024, 2023 and 2022:

All related parties listed below are controlled by the Doğan Family members.

Service and product sales to related parties:

	2024	2023	2022

Nesine	16,173	19,430	13,861
Doğan Yayıncılık	4,979	6,353	5,258
Doğan Dış Ticaret	4,243	3,413	3,157
Doğan Burda	3,792	4,223	4,468
Otomobilite Motorlu Araçlar Ticaret A.Ş	2,304	2,641	—
Değer Merkezi Hizmetler ve Yönetim A.Ş.	2,033	2,378	3,039
Doğan Portal ve Elektronik Ticaret A.Ş. (“Doğan Portal”)	2,033	1,637	4,760
Aydın Doğan Vakfı	1,436	206	81
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	1,318	689	568
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	1,224	2,235	3,060
Milta Turizm İşletmeleri A.Ş.	732	835	839
Glokal Dijital Hizmetler ve Pazarlama A.Ş.	528	149	1,922
Suzuki Motorlu Araçlar Pazarlama A.Ş.	331	1,285	452
Other	5,187	5,112	4,994

	46,313	50,586	46,459

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 21 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued)

c)    Significant sales to and purchases from related parties for the years ended 31 December 2024, 2023 and 2022: (Continued)

Service and product purchases from related parties:

	2024	2023	2022

Doğan Dış Ticaret	394,595	281,771	229,263
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	51,758	65,308	56,497
Doğan Yayıncılık	24,126	21,338	26,525
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	6,433	7,519	8,193
Doğan Burda	929	3,360	2,726
Karel Elektronik Sanayi ve Ticaret A.Ş	920	—	—
Milta Turizm İşletmeleri A.Ş.	645	1,822	632
Doğan Müzik Yapım ve Ticaret A.Ş.	536	1,037	746
Değer Merkezi Hizmetler ve Yönetim A.Ş.	40	6	—
Doğan Portal	26	1,558	1,766
Nesine	23	—	1,542
Other	1,973	302	1,509

	482,004	384,021	329,399

Purchase of treasury shares

Purchase of treasury shares from TurkCommerce B.V. which is shareholder of the Group was separately disclosed in Note 15 and it is not included in the above purchases from related parties.

NOTE 22 – FINANCIAL AND CAPITAL RISK MANAGEMENT

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 22 - FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

Financial risk management (Continued)

Foreign currency risk

The table below summarizes the Group’s exposure to foreign exchange rate risk at 31 December 2024 and 2023 in terms of TRY equivalents of foreign currency denominated assets and liabilities.

	As of 31 December 2024
	US Dollar	Euro	GBP	CHF	Total

Assets:
Cash and cash equivalents	435,244	11,717	44	36	447,041
Financial investments	2,355,222	—	—	—	2,355,222
Trade receivables and due from related parties	173,231	35,612	—	—	208,843
Other current assets	23	—	—	—	23

Total assets	2,963,720	47,329	44	36	3,011,129

Liabilities:
Trade payables and payables to merchants and due to related parties	(1,395,124)	(13,574)	—	(32)	(1,408,730)
Other current liabilities	(25,027)	(238)	—	—	(25,265)

Total liabilities	(1,420,151)	(13,812)	—	(32)	(1,433,995)

Net foreign currency position	1,543,569	33,517	44	4	1,577,134

	As of 31 December 2023
	US Dollar	Euro	GBP	CHF	Total

Assets:
Cash and cash equivalents	6,306,978	4,598	127	78	6,311,781
Financial investments	2,487,275	—	—	—	2,487,275
Trade receivables and due from related parties	59,864	5,045	—	—	64,909
Other current assets	3,589	—	—	—	3,589

Total assets	8,857,706	9,643	127	78	8,867,554

Liabilities:
Trade payables and payables to merchants and due to related parties	(1,779,315)	(14,874)	(517)	(46)	(1,794,752)
Short term provisions	(76,486)	—	—	—	(76,486)

Total liabilities	(1,855,801)	(14,874)	(517)	(46)	(1,871,238)

Net foreign currency position	7,001,905	(5,231)	(390)	32	6,996,316

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 22 - FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

Financial risk management (Continued)

Foreign currency risk (Continued)

The Group is exposed to foreign exchange risk through the impact of rate changes in the translation of foreign currency denominated liabilities to local currency. These risks are monitored and limited by analysing foreign currency position through obtaining positions within the approved limits.

At 31 December 2024, if the US Dollar had strengthened/weakened by 10% against the TRY with all other variables held constant, loss before income taxes would have been TRY154,357 thousand lower/higher (2023: Income before tax would have been TRY700,191 thousand higher/lower), mainly as a result of foreign exchange losses/gains on the translation of US Dollar assets and liabilities.

At 31 December 2024, if the Euro had strengthened/weakened by 10% against the TRY with all other variables held constant, loss before income taxes would have been TRY3,352 thousand lower/higher (2023: Income before tax would have been TRY523 thousand lower/higher), mainly as a result of foreign exchange losses/gains on the translation of Euro assets and liabilities.

Credit risk

The substantial portion of the Group’s revenues was generated from transactions made via credit cards. Therefore, the resulting accounts receivable balances are secured by banks, the issuers of credit cards. In this context, the credit risk of the Group is substantially mitigated for credit card receivables. The Group also sells its products through BNPL receivables and loan receivables. Credit risk is monitored on an ongoing basis by the Group with an established policy, procedures and control relating to customer credit risk management.

As 31 December 2024 and 2023, expected credit loss from trade receivables and loan receivables are as follows:

		Overdue 0-1	Overdue 1-3	Overdue 3-12	Overdue more than
31 December 2024	Not due	months	months	months	12 months	Total
Trade receivables	3,385,115	289,205	268,028	288,555	60,859	4,291,762
Expected credit loss	14,528	17,187	47,163	87,480	60,140	226,498
Loan receivables	543,248	92,560	108,253	97,407	—	841,468
Expected credit loss	10,556	10,347	35,449	93,184	—	149,536

		Overdue 0-1	Overdue 1-3	Overdue 3-12	Overdue more than
31 December 2023	Not due	months	months	months	12 months	Total
Trade receivables	3,234,116	107,738	20,277	16,332	48,043	3,426,506
Expected credit loss	18,688	1,609	7,258	14,076	48,043	89,674

Funding risk

The ability to fund the existing and prospective debt requirements is managed by maintaining the availability of adequate funding lines from high quality lenders and supply financing arrangements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 22 - FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

Financial risk management (Continued)

Liquidity risk

The Group maintains available line of credit limits with various banks that can be used in obtaining cash, letters of guarantee and cash for payments to suppliers. The Group generates negative working capital as a result of its operating model. The table below shows the Group’s liquidity risk arising from financial liabilities.

		Contractual
	Carrying	undiscounted	Up to	3 – 12	1 – 5
2024	value	cash flow	3 months	months	years

Non-derivative financial instruments:
Trade payables and payables to merchants	14,973,751	15,241,294	14,082,263	1,159,031	—
Lease liabilities	992,769	1,764,623	166,194	462,237	1,136,192
Bank borrowings	1,682,686	1,793,294	1,725,596	67,698	—
Wallet deposits	177,607	177,607	177,607	—	—
Due to related parties	12,941	12,941	12,941	—	—
	17,839,754	18,989,759	16,164,601	1,688,966	1,136,192

		Contractual
	Carrying	undiscounted	Up to	3 – 12	1 – 5
2023	value	cash flow	3 months	months	years

Non-derivative financial instruments:
Trade payables and payables to merchants	15,250,729	15,564,280	14,848,597	715,683	—
Lease liabilities	399,053	531,824	95,665	186,667	249,492
Bank borrowings	268,949	271,975	259,330	8,387	4,258
Wallet deposits	272,027	272,027	272,027	—	—
Due to related parties	6,697	6,697	6,697	—	—
	16,197,455	16,646,803	15,482,316	910,737	253,750

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

Consistent with others in the industry, the Group monitors capital on the basis of the net debt to equity ratio. This ratio is calculated as net debt divided by equity. Net debt is calculated as total borrowings and lease liabilities less cash and cash equivalents. Net debt to equity ratios at 31 December 2024 and 2023 were as follows:

	2024	2023

Net debt (Note 24)	(4,074,724)	(7,272,831)
Total equity	3,321,480	4,768,513

Net debt to equity ratio	-123%	-153%

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 23 – FINANCIAL INSTRUMENTS

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

Fair value hierarchy

The fair values of financial assets and financial liabilities are determined as follows:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly (that is as prices) or indirectly (that is derived from prices).
-	Level 3: Inputs for the asset or liability that is not based on observable market data (that is unobservable inputs).

Based on the fair value hierarchy, the Group’s financial assets and liabilities are categorized as follows:

	As of 31 December 2024

Financial assets	Total	Level 1	Level 2	Level 3

Money market funds (Note 3)	4,649,626	4,649,626	—	—
Investment funds at fair value (Note 4)	2,207,315	2,207,315	—	—
	6,856,941	6,856,941	—	—

	As of 31 December 2023
Financial assets	Total	Level 1	Level 2	Level 3

Investment funds at fair value (Note 4)	2,298,590	2,298,590	—	—
	2,298,590	2,298,590	—	—

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 24 – CASH FLOW INFORMATION

Net debt is calculated as total borrowings and lease liabilities less cash and cash equivalents. Movements in net debt for the year ended 31 December 2024, 2023 and 2022 is as follows;

2024	Lease liabilities	Bank borrowings	Total

1 January	399,053	268,949	668,002

Increase in lease liabilities	1,013,161	—	1,013,161
Cash inflows	—	5,223,438	5,223,438
Cash outflows	(471,348)	(3,791,221)	(4,262,569)
Other non-cash movements (*)	212,681	285,392	498,073
Monetary gain	(160,778)	(303,872)	(464,650)
31 December	992,769	1,682,686	2,675,455

Less: cash and cash equivalents			(6,750,179)

Net debt			(4,074,724)

2023	Lease liabilities	Bank borrowings	Total

1 January	624,162	57,030	681,192

Increase in lease liabilities	359,339	—	359,339
Cash inflows	—	833,554	833,554
Cash outflows	(443,929)	(548,283)	(992,212)
Other non-cash movements(*)	111,201	14,349	125,550
Monetary gain	(251,720)	(87,701)	(339,421)
31 December	399,053	268,949	668,002

Less: cash and cash equivalents			(7,940,833)

Net debt			(7,272,831)

2022	Lease liabilities	Bank borrowings	Total

1 January	825,548	754,949	1,580,497

Increase in lease liabilities	508,079	—	508,079
Cash inflows	—	2,247,402	2,247,402
Cash outflows	(477,816)	(2,779,430)	(3,257,246)
Other non-cash movements(*)	185,336	55,404	240,740
Monetary gain	(416,985)	(221,295)	(638,280)
31 December	624,162	57,030	681,192

Less: cash and cash equivalents			(12,527,681)

Net debt			(11,846,489)
(*)	Other non-cash movements mainly consist of interest accruals.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2024, 2023 AND 2022

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2024, as described in note 2.1 unless otherwise indicated.)

NOTE 25 – INCOME/(LOSS) PER SHARE

Income/(loss) per share is disclosed below:

	2024	2023	2022

Income/(loss) for the period attributable to equity holders of the Parent Company	(1,604,907)	109,053	(6,916,737)
Weighted average number of shares with face value of TRY0.20 each	328,364	324,810	325,998

Basic and diluted income/(loss) per share (TRY per share)	(4.9)	0.3	(21.2)

NOTE 26 – SUBSEQUENT EVENTS

The Third Period of the share-based payment plan which was defined as the end of 42 (forty-two) months after the date of the IPO, of the vesting schedule set forth by the Company’s Board of Directors decision dated on 24 March 2021, has been concluded on 31 January 2025. Accordingly, the Board of Directors has decided that within the scope of the Second Period of the share-based payment plan, a gross total of 2,079,711 Class B ordinary shares of the Company (which may be represented by ADSs) have been vested to some of its key management personnel who became entitled, as defined under their individual contracts, to receive Restricted Stock Units (RSUs); and a gross total of 123,381 Class B ordinary shares of the Company (which may be represented by ADSs) have been vested to some of its key management personnel who have been determined, as having successfully met the year-end targets for the purposes of the calculation of the PSUs. The gross total amount of said shares (which may be represented by ADSs) will be given to the said executives by the Company, once these shares are first issued by or become available to the Company.

As explained in Note 1, on 17 October 2024, the Group’s then-controlling shareholder, being Hanzade Vasfiye Doğan Boyner, our Founder, and Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan (collectively, the “Selling Shareholders”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Joint Stock Company Kaspi.kz (“Kaspi”), a joint stock company incorporated under the laws of Kazakhstan, for all outstanding Class A shares and Class B shares of the Company held by the Selling Shareholders, corresponding to 65.41% of the Group’s share capital (the “Change of Control”). The Change of Control was subject to regulatory approvals of the Turkish Competition Board, the Banking Regulation and Supervision Agency, the Information Technologies and Communications Authority and the Central Bank of the Republic of Türkiye and was completed on January 29, 2025, on which date Kaspi became our new controlling shareholder. Following the Change of Control, in accordance with former Article 7/A of the Articles of Association, all outstanding Class A shares automatically converted into Class B shares.