Form 20-F
period 2025-12-31
D-MARKET Electronic Services & Trading
filed 2026-04-30
CIK 1850235

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Kuştepe Mahallesi Mecidiyeköy Yolu

Cad. Trump Towers Tower: 2 No: 12 Floor:2

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.357,225,200 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

All references in this annual report to “TRY” and “Turkish Lira” are to the legal currency of Türkiye, to “U.S. dollars,” “US$,” “USD,” and “$” are to the legal currency of the United States, and to “euro,” “€” or “EUR” are to the currency of the member states of the European Union (the “EU”) participating in the European Economic and Monetary Union.

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

With respect to our business and operations:

●	all references to “users” are to all persons accessing our online platform (either through website or mobile application), with or without a registered account;
●	all references to “members” are to users that have registered on our online platform by creating an account (either through website or mobile application), excluding cancelled memberships;
●	all references to “customers” are to users (both unregistered users and members) that have purchased at least one item listed on our online platform (either through website or mobile application), including returns and cancellations;
●	all references to “merchants” are to legal entities who listed at least one item on our Marketplace within the 12-month period preceding the relevant date;
●	all references to “Active Merchants” are to merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;
●	all references to “Marketplace” are to the “3P” or “third party” model marketplace that we operate on our online platform, where merchants list and sell items to customers;
●	all references to “Direct Sales” are to “1P” or “first party” model direct sales operations that we perform on our online platform, where suppliers directly sell products to us on a wholesale basis, and we then store and sell such products to the customers;
●	all references to “FBM” are to our fulfilled-by-merchant fulfillment model, where merchants perform fulfillment by their own means (FBM is only applicable to our 3P-based Marketplace operations);
●	all references to “fulfillment” are to our logistical processes relating to the placement of an order, including accepting goods, of picking and storing products, consolidating them into batches and packing them into parcels for delivery as well as return operations, as described in greater detail under Item 4.B. “Information on the Company— Business Overview— Order Fulfillment”;
●	all references to the “HepsiLojistik model” are to our fulfilled-by-Hepsiburada fulfillment model, where we, in case of 1P-based Direct Sales, or merchants, in case of 3P-based Marketplace operations, perform fulfillment through HepsiLojistik, thereby performing fulfillment through our logistics infrastructure;

●	all references to the “Drop-shipping model” are to our drop-shipping fulfillment model, where we accept customer orders in our 1P-based Direct Sales and transfer orders to our suppliers and our suppliers in turn perform fulfillment by their own means (the Drop-shipping model is only applicable to 1P-based Direct Sales operations);
●	all references to the “Hepsipay Wallet” are to our embedded wallet within our online platform that we launched as part of our Hepsipay strategic asset in June 2021;
●	all references to “Hepsiburada Premium” are to our loyalty program launched on July 1, 2022 (which replaced our former loyalty program, the Loyalty Club);
●	all references to “Hepsiburada Premium members” are to our customers that have subscribed to Hepsiburada Premium, excluding customers that have unsubscribed from Hepsiburada Premium as of the relevant date;
●	all references to “digital products” are to non-cash games on our platform, such as sweepstakes and gamified lotteries, game pins and codes, gift vouchers and the first monthly payment of Hepsiburada Premium membership subscription;
●	all references to “SKU” are to stock keeping units including variants (color, size, etc.);
●	all references to “Average Order Value” are to GMV divided by the Number of Orders in a given period, excluding digital products and orders made on HepsiExpress from the numerator and denominator;

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under IFRS Accounting Standards as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Turkish Lira.

Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not establish an absolute rate when hyperinflation is deemed to arise and IASB does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that assist companies in exercising their judgement as to when restatement of financial statements becomes necessary. These guidelines consist of (i) analyzing the behavior of the population regarding preservation of wealth in non-monetary assets or in relatively stable foreign currency, prices being quoted in terms of a relatively stable currency, interest rates and wages being linked to a price index, and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. In March 2022, the International Practices Task Force of the Centre for Audit Quality, which monitors countries experiencing high inflation, categorized Türkiye as a country with three-year cumulative inflation rate greater than 100% as of February 28, 2022. This designation remains effective as indicated by the International Practices Task Force (“IPTF”) document for discussion dated November 6, 2025. Therefore, Turkish companies reporting under IFRS Accounting Standards as issued by the IASB, including Hepsiburada, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated balance sheets at December 31, 2025 and 2024, and consolidated statements of comprehensive income/(loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023, and, unless otherwise stated, the financial information included elsewhere in this annual report, including figures corresponding to the same period of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of December 31, 2025. All the amounts included in the financial statements which are not stated in terms of the measuring unit current at the end of the reporting period are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (Turkstat). Such indices used to restate the financial statements at December 31, 2025 are as follows:

Date	Index	Conversion Factor
December 31, 2025	3,513.9	1.00
December 31, 2024	2,684.6	1.31
December 31, 2023	1,859.4	1.89

On July 1, 2021, we issued 41,670,000 ordinary shares (with a nominal value of TRY 0.20 per share) represented by American Depositary Shares, with each ADS representing one ordinary share (the “ADSs”), as part of our initial public offering (the “IPO”).

Use of Non-IFRS Financial Measures

Certain parts of this annual report contain non-IFRS financial measures, including, among others, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

●	“EBITDA” as profit or loss for the period plus income tax less financial income plus financial expenses and fees, plus depreciation and amortization plus monetary gains/(losses);
●	“Gross Contribution” as revenues less cost of inventory sold;
●	“Free Cash Flow” as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and
●	“Net Working Capital” as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

The non-IFRS financial measures included in this annual report are unaudited supplementary measures that are not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB or any other generally accepted accounting principles. See Item 5. “Operating and Financial Review and Prospects—Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures” for a reconciliation of certain of these non-IFRS measures to the closest IFRS measure set forth in the consolidated financial statements.

These measures have limitations as analytical tools, and you should not consider them as: (a) an alternative to operating profit or net profit as presented in our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS Accounting Standards as issued by the IASB or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS Accounting Standards as issued by the IASB or other generally accepted accounting principles. See Item 5. “Operating and Financial Review and Prospects —Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures” for more detail on the limitations of EBITDA, Gross Contribution, Free Cash Flow, and Net Working Capital. Accordingly, investors should not place undue reliance on the non-IFRS financial measures contained in this annual report.

Key Operating Performance Indicators

Certain parts of this annual report contain a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this annual report as follows:

●	“GMV”* as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;
●	“GMV - Kaspi definition”* as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;
●	“Marketplace GMV”* as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;
●	“Marketplace GMV - Kaspi definition”* as total value of orders/products sold through our Marketplace over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;
●	“Share of Marketplace GMV” as the portion of GMV sold through our Marketplace represented as a percentage of our GMV;
●	“EBITDA as a percentage of GMV” as EBITDA represented as a percentage of GMV;
●	“Number of Orders”* as the number of orders we received through our platform including returns and cancellations but excluding orders for digital products and orders made on HepsiExpress;

●	“Number of Orders - Kaspi definition”* as the number of orders we received through our platform excluding returns and cancellations and digital products;
●	“Active Customers” as the users (both unregistered users and members) who have purchased at least one item listed on our platform (excluding orders for digital products and orders made on HepsiExpress) within the 12-month period preceding the relevant date, including returns and cancellations;
●	“Gross Contribution Margin” as Gross Contribution represented as a percentage of GMV; and
●	“Order Frequency” as the number of orders per Active Customer over a 12-month period preceding the relevant date.

*Beginning in Q1 2026, to streamline our financial disclosure, we intend to report our metrics solely on the basis of the definitions used by Kaspi.kz and will no longer include the words “Kaspi definition” in our metrics’ titles. For more information about changes made in 2025 and to be made in 2026 to some of our key operating performance indicators, see Item 5. “Operating and Financial Review and Prospects—Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures.”

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

Due to the evolving nature of our industry and competitors, we believe that it is difficult for any market participant, including us, to provide precise data on the market or our industry (see Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, have changed and may in the future change from time to time, and may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation”). Unless otherwise indicated, information contained in this annual report concerning our industry and the markets in which we operate, including our general expectation, market position, market size and growth rate of the markets in which we participate, is based on information from various sources noted above, including ETBİS, BKM, ICTA, and FutureBright Research, and on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. Although we are not aware of any misstatements regarding the industry data that we present in this annual report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and Item 5. “Operating and Financial Review and Prospects” in this annual report.

Some market data and statistical information contained in this annual report are also based on management’s estimates and calculations, which are derived from our internal market and brand research and our knowledge of our industry. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The forward-looking information obtained from these sources is subject to the same qualifications and uncertainties as other forward-looking statements in this annual report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking” statements as defined in Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties, and other factors, including those listed under Item 3.D. “Key Information—Risk Factors,” Item 4.B. “Information on the Company—Business Overview” and Item 5. “Operating and Financial Review and Prospects,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “seek,” “should,” “anticipate,” “aim,” “intend,” “future,” “plan,” “potential,” “continue,” “is/are likely to,” “target” or other similar expressions. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

●	our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain operational profitability;
●	our expectations regarding the development of our industry and the competitive environment in which we operate;
●	the growth of our brand awareness and overall business;
●	our ability to successfully remediate the material weaknesses in our internal control over financial reporting;
●	the outcome of litigation and other proceedings;
●	our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; and
●	our ability to grow and externalize the services of our strategic assets.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

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

RISK FACTOR SUMMARY

Risks Relating to Our Business and Industry

●	We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve operational profitability going forward.
●	Our expansion into new products, services, technologies, geographies and markets subjects us to additional risks, and we may not be able to manage our growth and expansion efficiently or effectively scale and adapt our existing infrastructure.
●	We may fail to maintain or improve our technology infrastructure, or adopt and apply technological advances, including, but not limited to, generative AI, which could materially and adversely affect our business, financial condition, results of operations and cash flows, and the use of new technologies may expose us to increased risks.
●	If we fail to maintain and enhance our brand or network effects from our established Marketplace, our business, results of operations and financial condition may be materially and adversely affected.
●	We operate in competitive markets, and in the future we may not be able to compete effectively.
●	Failed deliveries, excessive returns and other logistics issues may adversely affect our business, financial condition, results of operations and cash flows.

●	If we fail to retain current customers and merchants or grow or maintain the level of their engagement, our business, financial condition, prospects and results of operations could be materially and adversely affected.
●	We may need to raise additional funds to finance our future capital needs, including investing in growth and technology, which may prevent us from growing our business.
●	Changes in our share ownership or other types of default could result in our inability to draw loans or cause acceleration or events of default under our indebtedness.
●	A significant disruption in internet access, telecommunications networks or our IT platform may cause slow response times or otherwise impair our customers’ experience, which may in turn reduce traffic to our mobile apps and websites and significantly harm our business, financial condition and results of operations.
●	We may experience significant fluctuations in our results of operations and growth rate.
●	Any occurrence of natural disasters, earthquakes, epidemics, pandemics, civil unrest and wars or other outbreaks, or other catastrophic events could also materially and adversely affect our business, financial condition, results of operations or cash flows.
●	A cybersecurity incident impacting our systems or the systems of our service providers, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs, including in connection with increasing compliance requirements.
●	Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.
●	Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our growth in the financial technologies market in Türkiye.
●	We are subject to credit risk of our borrowers in relation to our Buy-Now-Pay-Later solution and consumer finance loan offering.
●	We are subject to payment-related risks.
●	We may suffer losses relating to the products we sell through our Direct Sales business.
●	We rely on many service providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation or otherwise could adversely affect our operations.
●	We operate platforms that include third parties over whose actions we have only partial control.
●	If we are unable to compete effectively for advertising spend, or if our merchants reduce advertising spend, our business and results of operations could be materially harmed.
●	Our strategic acquisitions may result in operational challenges, and the failure of an acquisition or investment to produce the anticipated results or the inability to fully integrate an acquired company could have an adverse impact on our business, results of operations and financial condition.
●	We may use open source code in a manner that could be harmful to our business.

●	Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, have changed and may in the future change from time to time, and may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation.
●	We may not be able to, or may choose not to, insure against all risks we face and may incur losses not covered by insurance, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.
●	We depend upon our senior management, our IT specialists and other talented employees to grow, operate and improve our business; if we fail to attract, retain and motivate key personnel, our business could be adversely affected.
●	Employee misconduct or inadvertent mistakes are difficult to determine and detect and could harm our reputation and business.
●	We face uncertainties relating to the growth and profitability of the e-commerce industry in our region and we may face challenges and uncertainties in implementing our e-commerce strategy.
●	Our business would be adversely affected if last-mile delivery service carriers were classified as employees instead of independent contractors or if other regulatory requirements are imposed on such service carriers and the businesses that utilize their services, and we may incur significant additional expenses if the employees of subcontractors carrying out delivery services are considered our employees or if such service carriers do not fully comply with regulatory requirements applicable to them.

Legal and Regulatory Risks

●	We are subject to tax audits that may result in additional tax liabilities and are exposed to changes in tax laws and regulations as well as their interpretation and implementation, including Türkiye’s digital service tax and one-off taxes, which could subject us to new liabilities in the future.
●	We have in the past been, and may again in the future be, subject to administrative fines imposed by the Turkish Competition Authority, and our reputation may be harmed if we do not comply with Turkish competition laws and regulations or any applicable binding commitments imposed by the Turkish Competition Authority on the Company.
●	We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business, financial condition, results of operations or cash flows.
●	We are subject to laws and government regulations applicable to payment services and consumer finance businesses, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business, financial condition, results of operations or cash flows.
●	We are subject to laws and government regulations relating to competition and antitrust, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business, financial condition, results of operations or cash flows.
●	We are subject to laws and government regulations relating to postal services, which include authorization requirements applicable to delivery, courier and logistics-related activities and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business, financial condition, results of operations or cash flows.
●	We have in the past been, and may again in the future be, subject to administrative fines imposed by the Personal Data Protection Authority, and our reputation may be harmed if we do not comply with Turkish Personal Data Protection Law No. 6698.

●	If we fail to obtain intellectual property rights protection or adequately protect our intellectual property rights, or if we infringe third-party intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected.
●	In connection with our technological operations, we may be subject to intellectual property infringement claims brought against us by others, which are costly to defend and could result in significant damage awards.
●	We have been and in the future may be involved in litigation, some of which could be material.
●	We may be impacted by fraudulent or unlawful activities of merchants, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability.
●	We may be subject to product liability claims when people or property are harmed or damaged by the products that are sold on our platform.
●	We have identified material weaknesses in our internal control over financial reporting and have as a result determined that our disclosure controls and procedures were not effective. If we remain unable to remediate identified material weaknesses, or if we have additional material weaknesses in the future, or otherwise fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of our ADSs may decline.
●	The requirements of being a public company will continue to require significant resources and management attention, which could make it difficult to manage our business.
●	We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of ADSs.

Risks Relating to Türkiye

We are subject to risks associated with doing business in an emerging market.

●	Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.
●	As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, financial condition, results of operations, cash flows and the value of our ADSs.
●	Türkiye’s economy has been facing risks related to its current account deficit, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	The effects of earthquakes in Türkiye may adversely affect our prospects, business, financial condition and results of operations.
●	We are exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti- terrorist financing and economic sanctions laws and regulations and other similar laws and regulations.
●	Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operations and financial position in future periods if hedging tools are not available at commercially reasonable terms.
●	Türkiye is subject to internal and external unrest and the threat of future terrorist acts, which may adversely affect us.

●	Conflict and uncertainty in neighboring and nearby countries, as well as other regions with a geopolitical connection to Türkiye, may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
●	Risks from events affecting Türkiye’s relationship with the countries in the Middle East.
●	Risks from events affecting Türkiye’s relationship with Russia and Ukraine.
●	Risks from events affecting Türkiye’s relationship with the EU.
●	Risks from events affecting Türkiye’s relationship with the United States.
●	Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.
●	Türkiye may continue to be subject to sanctions pursuant to the U.S. Countering America’s Adversaries Through Sanctions Act (“CAATSA”), which may adversely affect our operations, financial condition, or results of operations.
●	Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.

Risks Relating to Ownership of our ADSs

●	The Change of Control has resulted, and may continue to result, in changes to our strategy, organizational structure, senior management and other personnel, corporate governance, policies and procedures, business relationships and geopolitical exposure, which could have potential adverse impacts on our business and operations.
●	Kaspi.kz controls the majority of our voting rights, and its interests might conflict with or differ from your interests as a shareholder.
●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
●	As a “controlled company” within the meaning of the Nasdaq rules and a foreign private issuer, we qualify for and do rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs.
●	An active trading market for our ADSs may not be sustained to provide adequate liquidity, and acquisitions of ADSs by our controlling shareholder, Kaspi.kz, may reduce the liquidity of the market for our ADSs.
●	We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs.
●	We may need to carry out certain corporate actions, such as a capital increase, a capital reduction, accounting set-offs or similar actions or a combination thereof to maintain compliance with local capital adequacy rules, some of which may dilute the value of our outstanding ADSs.
●	The price of our ADSs might fluctuate significantly, and you could lose all or part of your investment.
●	If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, the price of our ADSs and trading volume could decline.
●	You may not be able to exercise your right to vote the ordinary shares underlying your ADSs. As an ADS holder, you are not considered a shareholder under Turkish laws.

●	Shareholders and ADS holders have in the past been unable to exercise preemptive rights and may again be unable to exercise such rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
●	It is unlikely that we will declare any dividends on our ordinary shares represented by our ADSs and, therefore, you must rely on price appreciation of our ordinary shares for a return on your investment; also, to the extent that we declare dividends, we will pay those dividends solely in Turkish Lira.
●	You may not receive distributions on the ordinary shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
●	Dividends paid to holders of the ADSs who are not tax residents of Türkiye will be subject to a 15% withholding tax.
●	You may be subject to limitations on the transfer of your ADSs.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Türkiye based on United States or other foreign laws against us and our management.
●	We are a Turkish joint stock company. The rights of our shareholders under Turkish law may be different from the rights of shareholders under the laws of U.S. jurisdictions.
●	In the past, we have granted, and in the future we may grant, share-based compensation to our management and employees. Share-based compensation may cause your interest in the Company to be diluted and our employees’ interests to become excessively tied to the trading price of our ADSs.
●	We may not maintain our listing on Nasdaq, which could limit investors’ ability to make transactions in our ADSs and subject us to additional trading restrictions.

Risks Relating to Our Business and Industry

We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve operational profitability going forward.

In 2025, we incurred a net loss of TRY 5,699.2 million compared to a net loss of TRY 2,100.7 million and net income of TRY 142.8 million for the years ended December 31, 2024 and 2023, respectively, as we invested in the expansion of our core businesses and in growing our strategic assets. Our net losses were also significantly impacted by inflation adjustments primarily at the Gross Contribution level as we have implemented IAS 29 inflation accounting since 2022. In 2023, our net income generation was mainly driven by the monetary gains due to the Group’s net monetary position. Since monetary liabilities, mainly consisting of trade payables and payables to merchants, exceeded monetary assets, mainly consisting of cash and cash equivalents during 2023, the difference resulted in a monetary gain position. Our losses increased in 2025 compared to 2024 mainly due to higher credit card commission costs, marketing costs and operational expenses in order to support topline growth. We will need to generate and sustain increased revenue and Gross Contribution levels to outpace growing operating expenses and capital expenditures in future periods to achieve operational profitability, and even if we do, we may not be able to maintain or increase our profitability. We anticipate that we may continue to incur net losses in the near term mainly as a result of a challenging macroeconomic environment that is putting pressure on customers’ purchasing power, and continued capital expenditures, including investments in our core businesses and the expansion of our logistics operations and financial services operations.

We believe that our ability to generate future profits mainly depends on our ability to execute our strategy. See Item 4.B. “Information on the Company—Business Overview—Our Strategy.” This, in turn, depends on our success in improving the customer and merchant experiences through expanded logistics and fulfillment capabilities, developing and improving our platform and offering new products and services that complement our existing offering and preserve and foster further network effects. These efforts may prove more expensive than we anticipate. As a result, any failure to adequately increase our revenue or manage the costs related to our expansion could prevent us from attaining or increasing operational profitability. Additionally, if we introduce new services in connection with our ongoing expansion, including in international markets, this could result in an unexpected increase in costs or divert our senior management’s attention, which could negatively impact our goal of achieving and maintaining operational profitability. As we expand our services to additional customers and merchants in various regions and add new categories of products, our offerings in such markets and categories may be less profitable than those in which we currently operate, which may not offset the costs required to expand into such markets or categories and could impact our ability to achieve or sustain operational profitability.

Furthermore, our profitability remains sensitive to inflation trends and changes in monetary policy. The compound effects of an increasingly orthodox monetary policy from the Turkish government in response to inflation and other factors have curtailed and may continue to curtail consumer demand, which has had and is expected to continue to have an adverse effect on our order growth. This may ultimately result in negative real GMV growth. An inability to manage or reduce costs during periods when we experience a slowdown or reversal in growth would put additional pressure on our ability to achieve or sustain profitability.

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

Growth of our business places significant demands on our management and key employees. Expansion has increased, and may continue to increase, the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations. If our expansion in offerings outpaces our development of fulfillment infrastructure, our performance may be adversely affected, such as our on-time dispatch performance or average time from order to ready-for-dispatch. If we are unable to successfully manage future growth, consumer satisfaction and our reputation may be negatively and materially affected.

Our re-investments in the Company’s growth and certain Company initiatives may fail, which could harm us financially. For example, in 2024, we took the strategic decision to end our Hepsiburada Market initiative, we made the strategic decisions to discontinue HepsiGlobal’s pilot-phase operations in Ukraine and our Hepsiburada Smart Store project, and we made the commercial decision to put our services operated under Hepsiburada Seyahat on hold pending a further strategic review. In 2025, we decided to discontinue the inbound operations of HepsiGlobal due to regulatory changes and we pivoted our Hepsipay efforts from off-platform to on-platform developments to foster increased growth in our merchant business. While the contribution of discontinued projects had not been material before they were discontinued, future similar discontinuations or strategic re-directions may cause inefficiencies and could have a material adverse effect on our` results of operations and reputation.

Any development of our services, such as any expansion of logistics solutions, our payment and lending solutions, or any expansion of our operations to additional countries, or any further expansion of the outbound operations of HepsiGlobal, through which we enable Turkish merchants to make cross-border sales in certain countries, may result in increased or new exposure to regulatory scrutiny and compliance requirements. See “—Legal and Regulatory Risks—We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business, financial condition, results of operations or cash flows” and “—Risks Relating to Türkiye—Risks from events affecting Türkiye’s relationship with the EU.” Furthermore, we may not be able to realize our expansion plans or the timeframe and the costs for achieving our plans may be different from those currently anticipated. For example, in 2025 our expenses increased due to higher expected credit loss provisions relating to our consumer finance operations, which we are in the early stages of building. Additionally, our ability to realize our expansion plans may be adversely affected by a number of factors that are not within our control, including, with respect to any international projects, geopolitical tensions.

In the future it is possible that other aspects of our strategy will be modified by our controlling shareholder, Kaspi.kz, to prioritize alternative growth opportunities, synergies, operational efficiencies or cost-optimization measures. Any such modifications could result in temporary inefficiencies or costs that could have an adverse effect on our business, financial condition, results of operations and cash flows if we are unable to manage our growth effectively. See “—Risks Relating to Ownership of our ADSs—The Change of Control has resulted and may continue to result in changes to our strategy, organizational structure, senior management and other personnel, corporate governance, policies and procedures, business relationships and geopolitical exposure, which may adversely affect our business, financial condition, results of operations or cash flows.”

We may fail to maintain or improve our technology infrastructure, or adopt and apply technological advances, including, but not limited to, generative AI, which could materially and adversely affect our business, financial condition, results of operations and cash flows, and the use of new technologies may expose us to increased risks.

Our success depends, in part, on our ability to continue to innovate and provide a platform for products and services that is attractive to existing or new customers, and in turn attracts merchants and suppliers to our customer base. We are frequently upgrading and expanding our technology to provide improved performance, increased scale and better integration among our core businesses and complementary businesses. See Item 4.B. “Information on the Company—Business Overview—Strategic Assets” and “—Complementary Businesses.” For example, certain of our business departments are developing projects in areas such as intelligent payment solutions, credit and risk assessment and machine learning- and AI-powered functionalities, including credit scoring and fraud detection solutions, search engine and personalized recommendation solutions, marketplace pricing solutions, strategic decision support for management, operational efficiency and logistics support and innovative applications to foster the development of new technologies. Additionally, we may use intelligence solutions to inform our Direct Sales pricing, which in the future could be informed in real time by machine learning algorithms. Adopting new technologies (including, but not limited to, technologies based on generative AI and machine learning), upgrading our website and mobile app infrastructure and maintaining and improving our technology infrastructure have required and will continue to require significant investments of time and resources, including adding new hardware, updating software, training new engineering personnel and integrating third-party models. Given the swift advancement in AI technologies, we may not be able to develop and integrate AI-based solutions that effectively utilize the latest advancements.

Adverse consequences for the failure to keep up with, and effectively integrate, the latest technologies may include unanticipated system disruptions, security breaches, computer virus attacks, slower response times, impaired quality of experiences for our users and delays in reporting accurate operating and financial information. Any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party AI platform could be leaked or disclosed to others, including if sensitive information is used to train the third parties’ AI model, which could subject us to legal or regulatory liability and reputational harm and our business, financial condition, and results of operations, as well as our reputation, could be materially and adversely affected. New innovations based on AI in particular may expose us to additional risks in light of the evolving nature of AI technologies. If they are not adequately designed, AI tools may generate inaccurate or biased content, which could subject us to legal or regulatory liability. AI-powered or automated credit analyses, if they are, or are perceived to be, based on flawed data or processes, could give rise to negative consumer perceptions and have an adverse effect on our reputation. Many of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs and ensure a consistent and acceptable level of service for our customers and merchants, our business, financial condition, and results of operations, as well as our reputation, could be materially and adversely affected. See “—A cybersecurity incident impacting our systems or the systems of our service providers, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs, including in connection with increasing compliance requirements” and “—Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.”

If we fail to maintain and enhance our brand or network effects from our established Marketplace, our business, results of operations and financial condition may be materially and adversely affected.

We believe that our “Hepsiburada” brand is fundamentally important to the success of our business and that our brand, as well as the interaction between our customer and merchant value propositions, create significant network effects. Failure to maintain and enhance our brand or the network effects that have contributed to our past growth may materially and adversely affect our business, financial condition, results of operations and cash flows.

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

The extent to which we are able to maintain or strengthen these network effects depends on our ability to execute a number of challenging tasks. See “—If we fail to retain current customers and merchants or grow or maintain the level of their engagement, our business, financial condition, prospects and results of operations could be materially and adversely affected.” Any failure to meet such challenges may lead to an increased risk of disruptions to our customer base or merchant base and our customer and merchant value propositions, which could adversely affect our profitability, and could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, any changes we make to enhance and improve our platform to meet the needs and interests of certain users or merchants or other third parties may have a negative impact upon others. If we fail to balance the interests of all users and merchants, users may stop visiting our website and using our mobile app and customers may conduct fewer transactions or use alternative e-commerce services, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the event that our brand is subject to persistent and material negative publicity, complaints from customers, merchants, suppliers or business partners, or exposure as a result of our own actions or as a result of events outside of our control, such as our inability to attract users and merchants, to protect private information of our users and merchants against security breaches, any undetected errors, defects or bugs in software underlying our products and services, or disruption in our IT systems or defamation campaigns in social media against us or e-commerce in general, we may have difficulty in retaining our existing users or merchants or attracting new users or merchants. If such negative publicity about us arises or if users or consumers otherwise perceive that content on our online platform is no longer reliable, our reputation, the value of our brand, our user traffic and number of merchants on our platform could decline. If our brand is harmed or we are forced to increase our marketing expenses to gain back customer and/or merchant trust, our business, prospects, financial condition and results of operations could be materially and adversely affected. See “—Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.”

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

In addition, from time to time in the past we have executed, and may in future execute, advertisement contracts with celebrities and social media influencers to promote our sites and brands in marketing campaigns. Harm to those celebrities’ or social media influencers’ reputations, even if not associated with our sites and brands, could also harm our brand image and result in a material decrease in our revenues, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

In addition, we face competition across other sectors in which we operate. We face intense competition with several well-funded players investing heavily in growth across the parts of the country and in the verticals we serve our customers. In the last-mile delivery services market, in which Hepsijet operates, small, emerging delivery companies, albeit few in number, are challenging us, particularly in large cities, by offering their delivery services at relatively lower delivery fees. If competition continues to intensify, we may fail to grow our third-party delivery businesses. In the fulfillment as a service market, in which HepsiLojistik operates, other players have invested in such services. Additionally, competition has intensified in the financial services industry, in which Hepsipay operates, spurred by significant investment into the fintech space and regulations with respect to, among others, digital banking, open banking, banking-as-a-service and Know Your Customer (“KYC”) requirements in Türkiye, which could hinder our growth in the financial technologies market in Türkiye. A number of retailers, marketplaces and other companies have also obtained and others may in the future obtain e-money, digital banking or consumer finance licenses and extend their operations off-platform, challenging our plans to extend our off-platform partnerships. A more competitive environment may adversely affect Hepsipay’s growth, which could result in a delay or a failure to reach our goals in the financial services sector.

Most recently, the rapid development of new and enhanced technologies, including those based on artificial intelligence and machine learning, continue to increase our competition. Although we have invested and will continue to expend financial resources to strengthen and improve our information technology systems and online platform, some of our current and potential competitors have greater resources and more specialized personnel to support technological advances and to more rapidly enhance their capabilities in this area. Any failure to adapt to technological advances in a timely manner and to integrate our offerings through our online platform and apps, could decrease the attractiveness of our platform and apps and could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

As a result of these various types of current and potential competitors, we may not be able to maintain our level of traffic on our online platform, we may fail to retain or may lose our current market position, we may fail to continue to retain our existing customers and merchants, and we may be required to offer additional customer discounts, or maintain lower prices, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Failed deliveries, excessive returns and other logistics issues may adversely affect our business, financial condition, results of operations and cash flows.

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

A significant increase in failed deliveries, excessive or mistaken returns or other logistics issues may force us to allocate additional resources to mitigating these issues and may adversely affect our business, prospects, financial condition, results of operations and cash flows.

If we fail to retain current customers and merchants or grow or maintain the level of their engagement, our business, financial condition, prospects and results of operations could be materially and adversely affected.

The size and engagement of our Active Customer base, including Order Frequency and customer loyalty, are critical to our success. A significant component of our value proposition to merchants is their ability to access our over 85 million members. Our business and financial performance have been and will continue to be significantly determined by our success in engaging, retaining, and adding Active Customers. We continue to focus on increasing engagement, whether through our paid-subscription loyalty program, innovation, providing new or improved goods or services, marketing efforts or other means. Nonetheless, our Active Customer base and/or engagement levels, including through our paid-subscription loyalty program, have fluctuated in the past and may in the future fail to grow at satisfactory rates, or at all, or may decline. As of December 31, 2025, 2024 and 2023, our Active Customer base was 11.8 million, 11.8 million and 11.6 million, respectively. Our user base growth and engagement could be adversely affected if, among other things:

●	we are unable to maintain the quality of our existing products and services;
●	we are unable to sustain the customer experience due to budgetary concerns or regulatory changes;
●	we are unsuccessful in innovating or introducing new products and services;
●	we fail to adapt to changes in user preferences, market trends or advancements in technology;
●	we fail to compete with the current competitors or the potential new entrants in the market;
●	technical or other problems prevent us from delivering our products or services in a timely and reliable manner or otherwise affect the user experience;

●	there are user concerns related to privacy, safety, security or reputational factors;
●	there are adverse changes to our platform that are mandated by, or that we elect to make in response to, legislation, regulation, or litigation, including settlements or consent decrees;
●	we fail to maintain the brand image of our platform or our reputation is damaged;
●	we fail to maintain the competitive advantage of our platform with respect to pricing or are unable to respond effectively to changes in consumer sentiment or purchasing power;
●	there are unexpected temporary or permanent changes to the demographic trends, customer sentiment, competitive landscape or economic development of the markets in which we operate; or
●	there is political instability in the markets that we operate in.

Our efforts to avoid or address any of these events could require us to make substantial expenditures to modify or adapt our services or platform. Similarly, our number of Active Merchants has fluctuated in the past and may in the future fail to grow at satisfactory rates, or at all, or may decline, for reasons similar to those described above or if merchants opt to sell only via their own website because they are disincentivized by regulatory developments (such as the recent withholding tax collection rule) to sell via a marketplace. As of December 31, 2025, 2024 and 2023, we had 102.0 thousand, 100.2 thousand and 101.5 thousand Active Merchants, respectively. If we fail to engage with or experience a material decrease in the size of our Active Customers or Active Merchants base (in particular with respect to our key merchant accounts), or if customers, merchants or suppliers reduce their engagement with our platform, our business, financial condition, results of operations and prospects could be materially and adversely affected.

In 2025, we made changes to the methodology through which we calculate certain key operational and financial metrics, including the definition of Active Customer. For comparability purposes, the key operational and financial metrics for 2024 and 2023 have been restated in accordance with the new methodology. See Item 5. “Operating and Financial Review and Prospects—Key Indicators of Operating and Financial Performance and Non-IFRS Measures.” See also “—Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, have changed and may in the future change from time to time, and may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation.”

We may need to raise additional funds to finance our future capital needs, including investing in growth and technology, which may prevent us from growing our business.

Our strategy and technological infrastructure require continuous investment. We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies and ongoing operating expenses, such as our efforts to launch and develop new payment and lending solutions, and expansion of our existing services. Raising additional funds through capital increases or financing arrangements may not be possible at the required amounts or on sufficiently advantageous terms or as a result of macroeconomic conditions. Any debt financing would increase our level of indebtedness and could negatively and materially affect our liquidity and restrict our operations, including increasing our vulnerability to general economic and industry conditions, limit our ability to plan and react to changes in our business and industry and place us at a disadvantage compared to competitors that have less indebtedness. We also can provide no assurance that the funds we raise will be sufficient to finance our indebtedness.

Historically, we primarily have been financed by equity investments from our shareholders, including a capital increase conducted in 2025, the proceeds of our initial public offering in 2021 and cash flows from operations. We also have entered into financing arrangements with several major Turkish banks. In 2024, we began using asset-backet securities (“ABS”) as a source of funds for our operations to partially fund our Buy-Now-Pay-Later (“BNPL”) business externally. Although the ABS program was discontinued in 2025, we may use ABS again in the future. Additionally, in 2024 Hepsi Finansman began issuing bonds to grow its consumer finance business. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources.” Any breach of our financing arrangements or the inability to service our debt through internally generated cash flow or other sources of liquidity would lead to default, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Additionally, while diversification of our funding mix can support our involvement in consumer finance, it brings additional exposure to capital markets risks, including potential limitations in the availability of liquidity in fixed income markets when needed by our businesses, volatility in funding costs, potential mismatches in funding duration and lending durations and risks around securing renewal/extension of permits for issuing capital markets instruments.

We have also invested, and may continue to invest from time to time, our available cash in fixed-income investments other than term deposits. These can be direct investments in Eurobonds issued by the Turkish government or Turkish companies, or in mutual funds investments investing in such assets. This exposes us to risks associated with the Turkish government or associated issuers, as well as interest rate fluctuations, hence we can provide no assurance that such investments will yield expected returns, which could have an adverse effect on our financial condition.

We may in the future partially finance our projects and the continuation of our operations by way of foreign currency-denominated loans, which may subject us to some regulatory uncertainty. Pursuant to Decree No. 32 on the Protection of the Value of the Turkish Currency and the related foreign exchange regulations, access to foreign currency-denominated loans by residents of Türkiye is subject to certain conditions and limitations. In particular, the availability of foreign currency loans depends on factors such as the borrower’s foreign currency income, its existing foreign currency loan balance and compliance with applicable thresholds and documentation requirements in effect at the relevant time. The scope and application of these restrictions may be expanded, tightened or otherwise amended from time to time through regulations, communiqués or administrative practices issued by the Ministry of Treasury and Finance, The Central Bank of the Republic of Türkiye and other competent authorities. As a result, even where we may seek to obtain foreign currency-denominated financing, we may not be able to access such financing at all times or on acceptable terms or may be required to refinance or convert such borrowings into Turkish lira in the event of non-compliance with applicable rules. Any such limitations or changes could adversely affect our liquidity, financing flexibility, cost of funding and financial condition.

In addition, following the Constitutional Court of Türkiye’s decision dated October 15, 2025 annulling Article 1 of the Law on the Protection of the Value of Turkish Currency, which constituted the statutory basis for regulations governing foreign exchange and capital movements, and considering that the Constitutional Court postponed the effective date of the annulment until July 15, 2026, Decree No. 32 on the Protection of the Value of the Turkish Currency may be left without a clear legal foundation if no new legislative framework is enacted before that date. Until new legislative arrangements are enacted, this may result in regulatory uncertainty and inconsistent interpretation or application of the rules relating to capital movements and foreign exchange transactions in Türkiye. Such uncertainty could adversely affect compliance processes and investment planning.

Changes in our share ownership or other types of default could result in our inability to draw loans or cause acceleration or events of default under our indebtedness.

There are various standard default provisions, including notably clauses relating to the control or ownership of our issued ordinary shares, in the terms and conditions of substantially all of our credit facility arrangements with Turkish banks and substantially all of our finance lease agreements with Turkish financial lease companies. Under the terms of such credit facility arrangements and finance lease agreements, the exact terms of which vary, various actions, including a transfer of our shares or change in our issued share capital structure, may provide our lenders with the right to accelerate the repayment of outstanding debt facilities and may result in events of default that provide our lenders the right to terminate our arrangements. The total amount available under our credit facility agreements was TRY 596.6 million and TRY 2,202.5 million as of December 31, 2025 and December 31, 2024, respectively, and the total liability under our finance lease agreements was TRY 328.5 million and TRY 10.8 million as of December 31, 2025 and December 31, 2024, respectively (see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Current Sources of Liquidity and Capital Resources”).

In the past such banks and other counterparties to our financial leases have not exercised their acceleration or termination rights under change in control clauses, including in connection with the Change of Control. However, we cannot guarantee that such counterparties will continue with this practice and will not take any adverse actions in connection with any change of control that may occur in the future.

Additionally, although our counterparties have not taken any adverse actions in connection with the Change of Control, we cannot exclude that our capacity to raise additional funding and our relationships with the Turkish bank system may progressively deteriorate in the future as a result of new ownership. The relationships we have built with Turkish banks could be adversely affected if such banks perceive us as a competitor in light of the strength of the financial services operations of our controlling shareholder in its home market or as a result of our controlling shareholder’s potential acquisition of Rabobank Group’s Turkish subsidiary, subject to regulatory and contractual approvals, as announced by Kaspi.kz in March 2025. If this occurs, Turkish banks may be less likely to cooperate with us in terms of our credit card costs and credit lines. If one or more banks providing such credit lines were to terminate their agreements, our access to debt financing may be limited, which would have a material impact on our ability to fund our business.

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

We are heavily reliant on Türkiye’s internet infrastructure to operate our business. As our data centers and all of our backup centers, along with our headquarters, are located on the European and Asian sides of the city of Istanbul, our operations may also be negatively impacted by disruptions to the power grid, natural disasters, such as fires, floods, earthquakes, telecommunication failures, sabotage, vandalism, terrorist attacks, civil unrest, conflicts, extreme weather or other events affecting the region. Similarly, if there were any system outages due to any internet delays, disruptions, natural disasters, restrictive actions from local authorities or any other issues with the infrastructure in Türkiye more generally, this would have a material adverse impact on our business and results of operations depending on the length and severity of the issue.

For example, in early February 2023, the southeastern and southern regions of Türkiye were hit by two devastating earthquakes registering 7.7 and 7.6 in magnitude and numerous aftershocks that affected primarily 11 provinces, which caused significant disruptions in the telecommunications networks and internet access in the affected regions. The earthquakes resulted in a material temporary decline in overall customer demand on our platform and in the number of orders received, particularly during the first week of the disaster compared to the prior week as well as the same week of the prior year. We believe that the decline was in part caused by the lack of, or very poor, internet connection in the affected regions. In this instance, traffic to our platform recovered to pre-earthquake levels by the second quarter of 2023. If the period of destabilization had been prolonged, or if the extent or the magnitude of the earthquakes had been more detrimental, the duration of traffic loss (and hence order loss) would have materially impacted our financial performance. See “—Risks Relating to Türkiye—The effects of earthquakes in Türkiye may adversely affect our prospects, business, financial condition and results of operations.” Further, government authorities may manipulate internet bandwidth to counter civil unrest, as was done by police in Istanbul in September 2025. This type of intervention, if prolonged, could also have a material adverse impact on our business and financial performance. See “—Risks Relating to Türkiye—Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.”

We may also experience slow response times or system failures due to a failure of our information storage, retrieval, processing and management capabilities, human errors or capacity constraints. Slow response times or system failures may make our platform less attractive to merchants or customers. If we experience technical problems in delivering our services over the internet, we could experience reduced demand for our services and lower revenue. Also, when too many customers access our sites within a short period of time due to increased demand, such as during our seasonal sales, or any other reason, we have in the past experienced system interruptions that make our platform unavailable or prevent us from efficiently fulfilling orders, which reduces the volume of goods we sell and the attractiveness of our products and services.

We cannot assure you that significant disruptions in internet access, interruption of our telecommunications networks or failures in our IT platform will not occur again in the future and while we have backup systems and contingency plans for certain aspects of our operations and business processes, our planning may not account for all possible scenarios.

Significant disruptions in internet access or in the internet generally could significantly harm our business, prospects, financial condition and results of operations.

We may experience significant fluctuations in our results of operations and growth rate.

We have grown in recent years, and we intend to continue to expand the scope of our services within Türkiye and the geographic reach of our business in nearby countries. Revenue growth may slow down, decline or reverse for any number of reasons, including our inability to attract or retain merchants and customers, decreased customer order frequency and spending, increased competition, heightened pressure on purchasing power, a slow-down in consumption particularly in discretionary goods, slowing overall growth of the e-commerce market, the emergence of alternative business models, changes in government policies or regulations and general macroeconomic conditions. See “—Risks Relating to Türkiye—Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.” We may also lose customers and merchants for other reasons, such as a failure to deliver a satisfactory customer or transaction experience or high-quality services at a level that our customers expect. If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be significantly harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, a disproportionate amount of sales on our platform has historically taken place during our fourth quarter and we expect this trend to continue in 2026. The limitations introduced by amendments to the E-Commerce Law in 2022 (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”) providing that capped annual marketing expenditures and customer discounts must be equally distributed among the four fiscal quarters do not apply to the Company, as we were below the applicable statutory threshold of marketing expenditures in 2023, 2024 and 2025 and expect to remain so in 2026 (see Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”). However, they could apply in the future, which could adversely affect our ability to align our marketing efforts with our business’s seasonality. Additionally, as a result of peak seasonal sales, as of December 31 of each year, our cash and cash equivalents balances typically reach an elevated level (other than as a result of cash flows provided by or used in investing and financing activities). As of December 31 each year, this operating cycle typically results in a corresponding increase in accounts payable, combined with a decrease in inventories. Our accounts payable balance generally declines during the first month of each year, resulting in a corresponding decline in our cash and cash equivalents balances. Additionally, we typically experience decreased frequency and traffic on our platform during the summer vacation months, which may or may not continue in 2026. Our results of operations and cash flows may fluctuate significantly as a result of a variety of factors, including those described above. Additionally, we factor monthly inflation rates into our financial reporting under IAS 29. The distribution of our sales throughout the months and the level of inflation during each month have a material impact on our revenue growth calculated as per accounting standard IAS 29. See “—Risks Relating to Türkiye—As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs.” As a result, historical period-to-period comparisons of our results of operations and cash flows are not necessarily indicative of future period-to-period results of operations or cash flows. You should not rely on the results of a single quarterly period as an indication of our annual results of operations, cash flows or future performance.

Any occurrence of natural disasters, earthquakes, epidemics, pandemics, civil unrest and wars or other outbreaks, or other catastrophic events could also materially and adversely affect our business, financial condition, results of operations or cash flows.

Epidemics and pandemics or other health outbreaks may materially affect our business, including with respect to customer behavior, product sourcing and delivery considerations. For example, the COVID-19 pandemic and the measures taken to limit its spread during 2020 and 2021 impacted consumer behavior, including e-commerce shopping trends. During the early months of the COVID-19 pandemic, increased numbers of consumers in the Turkish market shifted to e-commerce as a result of social distancing and other government restrictions, which resulted in growing demand for our products and services. With the lifting of Türkiye’s lock down measures in July 2021, we observed a slowdown in online consumer activity, which had a negative impact on our operational and financial performance and prospects, particularly in 2021.

Other crises or conflicts, such as the Russia-Ukraine conflict, the conflicts in the Middle East, the hyperinflationary environment in Türkiye and the potential for any sudden and significant changes in the value of the Turkish Lira, or material volatility in oil prices, may generate pressure on the supply to our Direct Sales operations and to our merchants. See “— Risks Relating to Türkiye—Risks from events affecting Türkiye’s relationship with Russia and Ukraine,” “—Risks Relating to Türkiye—Risks from events affecting Türkiye’s relationship with the countries in the Middle East,” “—Risks Relating to Türkiye—As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs” and “—Risks Relating to Türkiye—Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operations and financial position in future periods if hedging tools are not available at commercially reasonable terms.”

The above developments have materially affected, and may continue to materially and negatively affect, certain of our business activities and results.

Similarly, our business, financial condition and results of operations could be adversely affected by severe weather conditions, natural disasters, geopolitical events, civil unrest, wars, terrorist attacks, the occurrence or re-occurrence of other outbreaks of widespread health epidemics or pandemics, and other similar catastrophic events. The occurrence of a disaster or similar event could materially disrupt our business and operations, adversely affect our markets or the economy generally, or adversely affect our employees, third-party service providers, business partners or a significant portion of our users. Examples that have occurred in recent years include the 2023 earthquakes in southeastern and southern Türkiye and the 2025 civil unrest in Istanbul. These types of events, especially when they affect key areas of our operations, could cause us to close some or all of our operating facilities temporarily or disrupt our logistics and last-mile delivery capabilities, which would severely disrupt our operations and have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, our sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of the countries where we operate. Our operations could also be severely disrupted if our customers, merchants or other participants were affected by such natural disasters, health epidemics or other major events. See “—Risks Relating to Türkiye—The effects of earthquakes in Türkiye may adversely affect our prospects, business, financial condition and results of operations,” “—Risks Relating to Türkiye—Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye” and “—Risks Relating to Our Business and Industry—A significant disruption in internet access, telecommunications networks or our IT platform may cause slow response times or otherwise impair our customers’ experience, which may in turn reduce traffic to our mobile apps and websites and significantly harm our business, financial condition and results of operations.”

A cybersecurity incident impacting our systems or the systems of our service providers, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs, including in connection with increasing compliance requirements.

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

In connection with the incident, to fulfill our obligations as a data controller under the Turkish Personal Data Protection Law No. 6698 (the “LPPD”), we notified the Personal Data Protection Authority (“PDP Authority”), as well as merchants and customers affected by the data breach. The PDP Authority determined, in a decision that was notified to the Company on September 9, 2024, that the Company had failed to take technical and administrative measures necessary to prevent data breaches. Consequently, the PDP Authority imposed on the Company an administrative fine of TRY 3,250,000, which was paid on February 25, 2026. We submitted objections against the PDP Authority’s decision pursuant to Article 11 of the Administrative Procedural Law requesting the annulment or the amendment of the decision, but our objections were dismissed. On November 20, 2024, we initiated legal proceedings to challenge the fine. The lower court dismissed the case on July 21, 2025. We filed an appeal against this decision on August 12, 2025, within the statutory time limit. Our appeal was denied, and the court of appeals ruled that the decision could not be further appealed to the higher court. Subsequently, we filed an objection and a request for correction of the court of appeal’s decision on the grounds that the right to appeal should remain open. The Regional Administrative Court has since revised its ruling to reflect that the right to further appeal is available. We expect to file an appeal before the Council of State within the applicable statutory period.

We cannot provide any assurance that the various antivirus and computer protection software that we employ in our operations will successfully prevent future cybersecurity incidents (whether through the use of “denial of service” attacks or otherwise) or the transmission of any computer viruses which, if not prevented, could significantly damage our software systems and databases, cause disruptions to our business activities (including to our email, short message service (“SMS”), push and other communications systems), result in cybersecurity breaches or inadvertent disclosure of confidential, sensitive or personal information and hinder access to our platform. Further, the failure of such software to perform as anticipated for any reason could disrupt our business operations. For example, in July 2024, a software update by CrowdStrike Holdings, Inc. (“CrowdStrike”), a cybersecurity technology company, caused widespread crashes of Windows systems into which it was integrated. Our systems were briefly affected by the CrowdStrike software update, during which time customers using our platform encountered issues while ordering items. A temporary solution released by CrowdStrike allowed orders to resume after 260 minutes, and a permanent solution was implemented in August 2024. Additionally, cybersecurity incidents at third parties with which we collaborate and on which we rely for our business operations, such as cargo companies that deliver our products, could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Additionally, cybersecurity threats are becoming increasingly sophisticated due to emerging technologies, such as AI and other advanced automated tools. The use of new technologies may expose us to increased security risks and may result in significant costs and personnel time to adapt our technology infrastructure and to upgrade and maintain our control systems. Any failure to maintain our information security protocols, timely make upgrades or identify vulnerabilities in software and detect security incidents may adversely impact our business and reputation.

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

The implementation of an overall response plan in the event of a material cybersecurity incident, including compliance with regulatory requirements around timely disclosure thereof, may result in additional costs and require significant management attention, which could have an adverse effect on our business, financial condition, results of operations and cash flows. Any failure to properly respond to cybersecurity incidents or threats could also result in private consumer, business partner, or securities litigation and governmental investigations and proceedings, any of which could result in our exposure to material civil or criminal liability, and may adversely affect our business, financial condition, results of operations and cash flows.

Additionally, compliance costs have further increased following the entry into force and publication in the Official Gazette of the Turkish Cyber Security Law (“CSL”) published in the Official Gazette on March 19, 2025. The CSL primarily regulates (i) the establishment of the Cyber Security Presidency (“CSP”), (ii) the CSP’s duties and authorities and (iii) the legal requirements for public institutions, legal entities, individuals and organizations without legal personality that exist, operate and provide services in cyberspace (“Relevant Institutions”) to comply with cybersecurity regulations. These regulations require the Relevant Institutions, including legal entities, to inform the CSP in the event of any cybersecurity incident. In addition, the CSP is authorized to access and use information, documents, data and records from companies strictly within the scope of its duties under the CSL. This includes utilizing archives and electronic data processing centers belonging to these institutions, as well as collecting, storing, and analyzing the associated log records. The CSL prescribes administrative fines, as well as prison sentences for certain violations, in case of non-compliance with the legislation. Starting from the date the CSL came into effect on March 19, 2025, any failure by us to fully comply with the legislation will result in our exposure to material civil or criminal liability, and may adversely affect our business, financial condition, results of operations and cash flows.

Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.

We collect, store, process, transmit and use certain personal information and other user data in our business. A significant risk associated with e-commerce, financial services and communications is the secure transmission of confidential information and personal data over public networks. The perception of privacy concerns, whether or not valid, may adversely affect our business, financial condition, results of operations and cash flows. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible complies with relevant data protection and privacy laws, including Turkish data protection and privacy laws (along with the decisions, publications and good-practice examples of the relevant authorities, such as the Turkish Personal Data Protection Authority) as well as other data protection and privacy laws, such as the European Union General Data Protection Regulation (“GDPR”) particularly due to the launch and development of cross-border sales through HepsiGlobal.

The protection of our user, employee and company data is critical to us. Currently, a number of our users authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide encryption, secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. We collected and processed personal data in connection with the services of Hepsiburada Seyahat until its operations were put on hold at the end of March 2024. We continue to collect and process personal data in connection with the services of Hepsijet, Hepsipay and Hepsi Finansman.

Our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our merchants, could damage our reputation, expose us to litigation risk, regulatory investigations and liability, subject us to negative publicity, disrupt our operations and harm our business. For example, in February 2024, a threat actor used compromised merchant login details to access an immaterial number of merchant accounts on Hepsiburada’s merchant portal and download certain merchant and customer data (see “—A cybersecurity incident impacting our systems or the systems of our service providers, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs, including in connection with increasing compliance requirements”). We cannot assure you that our security measures will prevent security breaches or that failure to prevent them will not have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, we do not require our vendors to carry cybersecurity insurance to compensate for any losses that may result from any breach of security and our cybersecurity insurance does not cover any breach of security occurring at our vendors. Therefore, our results of operations or financial condition may be materially adversely affected if our existing general liability policies did not cover a security breach.

The development and use of innovative technologies in our business, including those based on machine learning and AI, may also expose us to an increased risk of data breach. See “Risks Relating to Our Business and Industry—We may fail to maintain or improve our technology infrastructure, or adopt and apply technological advances, including but not limited to AI, which could materially and adversely affect our business, results of operations and financial condition, and the use of new technologies may expose us to increased risks.”

Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our growth in the financial technologies market in Türkiye.

Hepsipay processes a significant amount of payments on our platform, serving as the majority payment service provider, having processed over 90% of all card payments made in connection with orders in December 2025. Hepsipay is subject to a number of risks that, if they were to occur, could materially and adversely affect our growth in the financial technologies market in Türkiye, including, but not limited to:

●	increasing competition, including from other established companies, e-money companies, companies engaged in other financial technology services and potential new entrants;
●	changes to laws and regulations applicable to Hepsipay that may impact our Hepsipay operations’ feasibility or profitability, including increased KYC requirements or severe restrictions on digital banking, open banking and banking-as-a-service;
●	low penetration of Hepsipay to merchants due to intense competition, cumbersome integration process and/or monetization model;
●	breach of customers’ privacy and concerns over the use and security of information collected from customers and any related negative publicity or liability relating thereto;
●	service outages, system failures or failure to effectively scale the system to handle large and growing transaction volumes;
●	dissatisfaction with the check-out experience at third-party retailers leading to the loss of third-party Hepsipay clients;
●	increasing costs to Hepsipay, including fees charged by banks to process transactions through Hepsipay, which would also increase our related costs;
●	negative news about and social media coverage on Hepsipay, its business, its service offerings, or matters relating to Hepsipay’s data security and privacy; and
●	failure to manage customer funds accurately or loss of customer funds, whether due to employee fraud, security breaches, technical errors or otherwise.

We are subject to credit risk of our borrowers in relation to our Buy-Now-Pay-Later solution and consumer finance loan offering.

We offer a BNPL solution, providing customers with the opportunity to complete their purchase and submit payment a month later or in up to 12 monthly installments. In early 2024, we also launched a consumer finance offering to our customers, in line with the scope of our consumer financing license held through Hepsi Finansman A.Ş. These financing activities have subjected us to inherent risks concerning the credit quality of borrowers, which affects the value of our finance-related assets. For example, in 2025, our expenses increased due to higher expected credit loss provisions relating to our consumer financing solutions. Systemic risks and macroeconomic factors in Türkiye and surrounding markets as well as macro prudential measures taken by the Turkish Government and regulators, discussed under “—Risks Relating to Türkiye” below, can affect the credit quality of our customers, merchants and other counterparties and their ability to make payments on such financing. We are subject to the risk that customers using the BNPL solution or consumer finance loans may be unable or unwilling to provide payment when due and we may incur greater-than-expected financing costs or legal costs as a result. As these are fairly new service offerings, we do not yet have a track record of providing financial services and our credit review procedures have in the past and may in the future be insufficient at evaluating and measuring credit risks such that our costs and financial liabilities from borrowings used to fund our financing activities may exceed the value of our financing assets and returns from financing activities, which could negatively impact our financial condition.

Our system to evaluate our customers’ creditworthiness has in the past, at times, failed and may again in the future fail to provide an accurate representation of their financial condition. Our access to the Credit Bureau of Türkiye may not always allow us to correctly assess the current indebtedness of an applicant. Additionally, our scoring model may fail to evaluate the effects of certain external events, such as changes in the macroeconomic environment, which can quickly alter a customer’s financial profile. Furthermore, we cannot prevent our borrowers from taking out additional loans with other financial institutions or taking other actions that may increase the risk of defaulting on their loans. Failures to accurately assess the creditworthiness of our customers has in the past resulted and may continue to result in a deterioration of our loan portfolio and a corresponding increase in loan impairments, which could have a material adverse effect on our business, financial conditions or results of operations and cash flows. There can be no be assurance that our risk management strategies will adequately protect us against our credit risk or that the current level of recovery will remain unchanged in the future.

The vast majority of our loan portfolio is unsecured. Although we have no significant industry or single borrower concentrations in our loan portfolio in a scenario where a sizable number of borrowers defaulted due to, for example, an economic downturn, we could be unable to recover a significant portion of our loans, which could result in a material financial loss and have a material adverse effect on our financial condition. For example, starting in late 2024, we began to see a general deterioration of economic conditions impacting our borrowers, which has led to an increase in defaults in our loan portfolio in 2025 as compared to prior periods. Impairment losses, which mainly include bad debt provision expenses relating to BNPL receivables and loan receivables, were TRY 846,574 thousand, TRY 532,764 thousand and TRY 87,013 thousand for the years ended December 31, 2025, 2024 and 2023, respectively. While we have taken some measures to reduce our overall credit risk exposure and improve our non-performing loan collection rates, there can be no assurance that these measures will be sufficient to adequately manage the adverse impacts of such economic deteriorations.

Furthermore, it is possible that we could extend our financing activities over time to address new growth opportunities such as “underbanked” populations (i.e., persons with insufficient access to a bank). While we closely monitor non-performing loans, the credit risk of such “underbanked” population may increase and could place additional pressure on the quality of our financial assets.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit and debit cards, and money transfers. For certain payment methods, including credit and debit cards, we pay various fees to banks and payment companies. These fees may increase over time, which would increase our operating costs and adversely affect our results of operations. Although we use in-house systems for a significant portion of our payment processing, we also use third parties for certain services, such as processing of our prepaid cards as well as transactions through Interbank Card Center of Türkiye. Our business may be disrupted for an extended period of time if any of these companies becomes unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from customers and merchants or facilitate other types of online payments, and our business could be harmed. Moreover, although the payment gateways we use are contractually obligated to indemnify us with respect to liability arising from fraudulent payment transactions, if such fraudulent transactions are related to credit card transactions and become excessive, they could potentially result in our losing the right to accept credit cards for payment. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

We are susceptible to potentially illegal or improper uses, including fraudulent and illicit sales on the payment methods accepted by us and bank fraud. In addition, our services could be subject to unauthorized credit card use, identity theft, employee fraud or other internal security breaches. We may incur significant costs to protect against the threat of information security breaches or to respond to or alleviate problems caused by any breaches. Laws may require notification to regulators, users or employees and we may be required to reimburse customers, merchants or credit card companies for any funds stolen as a result of any breaches or to provide credit monitoring or identity theft protection in the event of a privacy breach. These requirements, as well as any additional restrictions that may be imposed by credit card companies, could raise our costs significantly and reduce our attractiveness. In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive, they could result in us losing the right to accept credit cards for payment. If we are unable to accept credit cards, our business will be materially adversely affected given that credit cards are the most widely used method for our customers to pay for the products we sell.

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

We are party to agreements with third-party companies in various aspects of our business model, including the lessors of our fulfillment centers and various logistics providers, and IT and data center service providers (domestically and from outside of Türkiye). For example, if we are unable to maintain or renew leases, or lease other suitable premises on acceptable terms, or if our existing leases are terminated for any reason (including in connection with a lessor’s loss of its ownership rights to such premises), or if a lease’s terms (including rental charges) are revised to our detriment, such matters could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If these third parties do not comply with applicable legal or administrative requirements, were to default on their obligations, or if we lose a significant provider through bankruptcy, consolidation or otherwise, we may be subject to litigation with these third-party providers, fail to renew the respective agreements on commercially acceptable terms, or at all, and, therefore, face the need to switch to new third-party providers, who may provide services to us at higher prices. Our backup systems and contingency planning may not account for all possible scenarios and we may have limited access to alternative sites for our fulfillment operations, logistics services, IT and data center services, or other services and may not be able to timely replace these third parties, or find a replacement on a cost-efficient basis, in the event of disruptions, failures to provide services or other issues with them that may adversely affect our business, financial condition, results of operations and cash flows. Any of these consequences could have a material adverse effect on our business financial condition, results of operations and cash flows.

We operate platforms that include third parties over whose actions we have only partial control.

Our e-commerce services business, other than our Direct Sales, requires the participation of third parties, such as merchants who own the products offered through our Marketplace. We cannot control all actions of these third parties and if they do not perform their functions to our satisfaction or the satisfaction of our users, it may damage the reputation of our platform. Our e-commerce business relies upon merchants to provide and post their products on our platform, and we cannot be certain that the products that they sell will all be legitimate, of a sufficiently high quality or that they will accurately represent the products in their postings. We cannot be certain that efforts to conduct security and know-your-customer procedures with respect to our merchants and screen the listings placed by our merchants periodically and upon receipt of complaints (see Item 4.B. “Information on the Company—Business Overview—Marketplace—Merchants”) will detect every improper third-party action before it reaches our users. Further, while we have no liability for the content provided by third parties or illegal or unlawful activity related to goods or services provided by such third parties on our website as a “hosting service provider” and “electronic commerce intermediary service provider” under Article 5 of the Law on Internet Crimes (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”) and Article 9 of the E-Commerce Law, respectively, we may nevertheless face compensation claims, administrative fines or even criminal complaints under Turkish laws for counterfeit products, content or products blocked or prohibited in Türkiye or content or products infringing trademarks or other intellectual property rights if we receive a notification of the unlawful or illegal content and do not take any action (including removing the unlawful content). While we have agreements with each of our merchants that obligate them to carry out their respective businesses in a professional manner and while we are not liable under Turkish law for such merchants’ content or products, except in the circumstances described above, any legal protections we might have could be insufficient to compensate us for our losses and would not be able to repair the damage to our reputation.

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

Our strategic acquisitions may result in operational challenges, and the failure of an acquisition or investment to produce the anticipated results or the inability to fully integrate an acquired company could have an adverse impact on our business, results of operations and financial condition.

We may decide to enter into strategic partnerships or to acquire complementary businesses or technologies in order to expand our operations, products and services and to adjust our business portfolio in response to changing market conditions. For example, in 2022, we completed the acquisition of Hepsi Finansman, through which we have entered the consumer finance sector, and in 2023, we announced a joint investment in one of the leading payment gateway service providers in Türkiye, Craftgate Technology. The success of acquisitions, strategic partnerships or investments is based on our ability to make accurate assumptions regarding the valuation of these operations, growth potential, integration and other factors related to the respective businesses. Our acquisitions or investments may not produce the results that we expect at the time we enter into or complete a given transaction. Such acquisitions and investments can be time-consuming and costly, could create unforeseen operational challenges and expenditures or may not meet our expectations. Furthermore, we may not be able to successfully integrate operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to successfully integrate acquisitions, our business results of operation and financial condition could suffer. In addition, the integration of any acquired business and their financial results may adversely affect our business, financial condition, results of operations and cash flows.

We may use open source code in a manner that could be harmful to our business.

We use open source code, which is subject to licensing restrictions, in connection with our technology and services. Original developers of open source code do not provide warranties, indemnities or other contractual protections for the use of their source code. The use of such open source code may ultimately require us to replace certain code used in our platform, pay a royalty to use open source code, disclose and freely license all or a portion of our proprietary software code, or discontinue certain aspects of our platform. Additionally, the use of open source code presents certain security risks. As open source code is publicly available, it may be easier for hackers and unauthorized third parties to determine how to breach our websites, apps and systems that rely on open source code. As a result, the use of open source code could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, have changed and may in the future change from time to time, and may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation.

Most of our operating metrics included in this annual report and which we regularly communicate to the market are calculated by us internally. We also provide industry, market and competitive information in this annual report based on studies and reports of third parties (see “Market and Industry Data”).

Our methods of calculating operating metrics such as Active Customers, Number of Orders and GMV and those of third parties in calculating industry, market and competitive information (including market share data) may differ from estimates published by third parties or from similarly titled metrics published by our competitors or other parties due to differences in methodology. For instance, we calculate GMV as the total value of orders/products sold through our platform over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants. Other companies or third parties may calculate GMV differently, for instance, by excluding returns and cancellations, VAT or cargo income, or including other service revenues. They may also calculate Active Customers or the Number of Orders differently based on differences in the technology used or technical methods used to record such metrics. For example, our controlling shareholder, Kaspi.kz, uses key operational metric definitions that differ in some respects from those historically used by us.

Our methods of calculating operating metrics have changed and may again change over time in order to continue to align with management’s view of the business. For example, starting in 2025, we reported Number of Orders, Active Customers and Order Frequency excluding the contribution of digital products and HepsiExpress, to better align with management’s evolving view of the business and with our controlling shareholder’s way of computing such metrics. We also began disclosing GMV, Marketplace GMV and Number of Orders on the basis of the Kaspi.kz definitions, which deduct returns and cancellations and exclude cargo income. Beginning in Q1 2026, we intend to complete the transition and report the metrics GMV, Marketplace GMV and Number of Orders solely on the basis of the definitions used by Kaspi.kz, and other metrics which are computed using these metrics will therefore also be presented on the basis of the Kaspi.kz definitions. Further, to streamline our financial disclosures, we will no longer use the words “- Kaspi definition” in our metrics’ titles. See Item 5 “Operating and Financial Review and Prospects—Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures—Changes to certain key operating performance indicators.”

We believe our calculation of our metrics and third-party information in this annual report provides investors with a useful tool to understand the value of transactions processed through our platforms. However, if customers, merchants or investors do not perceive our operating metrics or the information on our industry, market and competitive information included in this annual report to be accurate or presented sufficiently consistently over time, our reputation could be materially and adversely affected.

For further information on our operating metrics, their calculation and assumptions relating thereto, see Item 5.B. “Operating and Financial Review and Prospects—Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures. ”

We may not be able to, or may choose not to, insure against all risks we face and may incur losses not covered by insurance, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We rely on insurance coverage to insure against damage and loss to our IT infrastructure and operational assets, including the server hardware, fulfillment centers, network, and storage devices and back-up facilities in our data centers. We maintain insurance coverage for our employees, executives and properties. Although we maintain our existing insurance coverage and purchase any additional insurance coverage as necessary for our operations, including social security and health insurance coverage for our employees and executive officers and liability insurance for our directors and executive committee, we cannot assure you that our insurance coverage provides us with sufficient coverage for all losses, events or incidents. We also may choose not to insure against all risks we face. For example, we do not require our vendors to carry cybersecurity insurance to compensate for any losses that may result from any breach of security and our cybersecurity insurance does not cover any breach of security occurring at our vendors. See “—Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers.” Therefore, should an uninsured loss or a loss in excess of our insured limits occur, we would lose the capital invested in, and the anticipated revenue from, the affected assets, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We depend upon our senior management, our IT specialists and other talented employees to grow, operate and improve our business; if we fail to attract, retain and motivate key personnel, our business could be adversely affected.

We depend upon the continued services and performance of our senior management team and other key personnel, many of whom have a level of experience and local knowledge that is difficult to replicate. The unexpected departure of any of them from the Company could have a material adverse effect on our business, financial condition, results of operations and cash flows, and there can be no assurance that we will be able to attract or retain suitable replacements for such personnel on acceptable terms or in a timely manner or at all.

Our success and growth strategy also depend on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees. Competition for senior management and key IT personnel is intense, and the pool of qualified candidates is relatively limited.

From time to time, some of our key personnel have chosen to leave our Company for various reasons, including personal career development plans or alternative compensation packages. An inability to retain the services of our key personnel or properly manage the working relationship among our management and employees may expose us to employment-related legal or administrative action or adverse publicity, which could adversely affect our reputation, business, prospects, financial condition and results of operations. For example, other leading technology platforms also operate in Türkiye and compete directly with us for the same talent pool, which has a limited number of skilled IT or other professionals.

Our focus on profitability has involved, and may continue to involve, cuts to personnel costs, such as salary and benefits reductions and downsizing efforts. Additionally, we may make certain organizational changes, which may include changes to our management team, our structure, our business strategy and our strategic priorities. For example, in December 2025, we announced a plan for our current chief executive officer, Nilhan Onal, to step down from this role by July 1, 2026 after working with the Company to support an orderly transition. Our efforts to manage costs and to effect other changes may not succeed or may result in disruption, which could adversely affect our business, financial condition, results of operations and cash flows, employee morale and our ability to compete effectively, and in turn impact our revenues, operations and results of operations.

Share-based plans may fail as an employee retention mechanism, as share price declines can reduce the perceived value of equity awards. For example, our Incentive Plan has proven to be an ineffective retention mechanism in a few cases, and in 2025, 12 employees who were covered by our Incentive Plan chose to leave the Company. In July 2025 and in March 2026, our board of directors approved the settlement of certain previously granted share-based payment awards that became due and payable under the existing Incentive Plan. As per the board of directors’ resolutions, these rewards were settled by way of cash payments, instead of equity instruments, to entitled persons, with respect to 5,805,452 ADSs and 1,598,488 ADSs, respectively.

In the future our board of directors, which is the administrator of our Incentive Plan, may determine that the Incentive Plan no longer represents an effective instrument to motivate performance and retention and may decide to replace it with a cash or other bonus system based on performance. However, performance-based awards may also have some limitations that could adversely affect our financial condition. For example, such awards may be unattainable due to macroeconomic factors outside employees’ control, which can adversely affect morale and retention. Moreover, if we limit the scope of or terminate the Incentive Plan, we may not be able to retain and attract employees who expected to be compensated under the plan. Any inability to retain the services of our key personnel or to attract new talent could have a material adverse effect on our business, financial condition, results of operations and cash flows, which could negatively impact the price of our ADSs.

If we lose key employees, training new ones with no prior relevant experience could be time consuming and require a significant amount of resources. We may also need to increase the compensation we pay to our employees from time to time, or change the compensation structure that we provide, in order to retain them. If competition in our industry intensifies, it may be increasingly difficult for us to hire, motivate and retain highly skilled personnel due to significant market demand. If we fail to attract additional highly skilled personnel or retain or motivate our existing personnel, we may be unable to pursue our targets, and our business, financial condition and results of operations could be materially and adversely affected.

An inability to retain and replace existing personnel or to attract new personnel could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Employee misconduct or inadvertent mistakes are difficult to determine and detect and could harm our reputation and business.

We face risks that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets and personal information), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us, as well as cause us serious reputational or financial harm. We have experienced fraudulent misconduct by employees in the past, which to date has not caused any material harm to our business. For example, in late 2023, an incident of theft occurred at one of our warehouses with respect to merchandise of a value of approximately TRY 8.5 million (approximately US$140 thousand), in each case shown in currency values as of December 31, 2025. We determined that three then-employees of the Company were involved in the theft. The three employees were dismissed, with criminal charges subsequently filed. Any further misconduct may result in unknown and unmanaged risks and losses. Moreover, our employees may make inadvertent mistakes while carrying out their duties, including where data is compiled manually. Although we have an internal fraud framework in place and have implemented additional measures in 2025 to prevent the recurrence of any such incidents, including updating our code of conduct and our anti-corruption and anti-bribery policies to strengthen our internal control environment and reinforce ethical business practices, there can be no assurance that our internal audits, compliance procedures, security departments, ethics hotline, codes of conduct and other procedures in place that are designed to monitor our employees’ conduct will allow us to discover employee misconduct or mistakes in a timely and effective manner, if at all. It is not always possible to guard against employee misconduct or mistakes and ensure full compliance with our risk management and information policies. The direct and indirect costs of employee misconduct or mistakes can be substantial, and our business, financial condition and results of operations could be materially and adversely affected.

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

Low rates of growth and profitability in the local e-commerce industry as a result of any of these other factors could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our business would be adversely affected if last-mile delivery service carriers were classified as employees instead of independent contractors or if other regulatory requirements are imposed on such service carriers and the businesses that utilize their services, and we may incur significant additional expenses if the employees of subcontractors carrying out delivery services are considered our employees or if such service carriers do not fully comply with regulatory requirements applicable to them.

For our Hepsijet operations, we (i) retain the services of self-employed last-mile delivery service carriers and (ii) subcontract last-mile delivery services from third-party service providers.

The classification of self-employed last-mile delivery service carriers as independent contractors has been challenged in courts and by government agencies in various non-Turkish jurisdictions. We believe that our carriers are independent contractors, as they decide for themselves how best to perform their services, they provide a vehicle to perform the delivery services, and they are under no exclusive commitment to us other than not providing delivery services for our competitors.

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

Recent amendments to the Highway Transportation Law No. 4925, effective as of May 15, 2025, introduced a mandatory P1 authorization certificate requirement for self-employed couriers. Pursuant to these amendments, couriers providing delivery services are required to obtain the relevant P1 certificate and comply with the obligations set forth under the applicable legislation. Failure by couriers to obtain or maintain the required P1 certificate or to comply with the associated regulatory obligations may result in administrative fines, or restrictions on their ability to provide delivery services. Such enforcement actions could disrupt our delivery operations and reduce the availability of couriers. As part of our efforts to ensure regulatory compliance in our operations, we verify whether couriers providing delivery services possess the required P1 authorization. The need to monitor, verify and ensure compliance with these requirements may increase operational costs and, if compliance cannot be ensured on a timely basis, could adversely affect the continuity and efficiency of our delivery services.

Legal and Regulatory Risks

We are subject to tax audits that may result in additional tax liabilities and are exposed to changes in tax laws and regulations as well as their interpretation and implementation, including Türkiye’s digital service tax and one-off taxes, which could subject us to new liabilities in the future.

We are subject to a variety of taxes in Türkiye including, but not limited to, corporate income tax, withholding tax, value added tax (“VAT”), payroll taxes and social security taxes, among others. The estimated net results of our business are based on tax rates which are currently applicable, as well as current tax regulations and interpretations by tax authorities. A change in applicable corporate tax rates or in general of any tax rule or interpretation made by tax authorities may impact our net results of operations. From time to time, there are changes to tax rates by governmental authorities. For example, effective as of July 2023, the general VAT tax rate was increased from (the previously reduced rate of) 18% to 20%, the reduced VAT of 8% was increased to 10%, and the reduced VAT for certain cleaning products was increased from 8% to 20%. More recently, the Law Amendment to Tax Laws and Certain Laws and Decree No. 375 numbered 7524, published in the Official Gazette No. 32620 in August 2024, introduced a minimum corporate tax rate of 10% to be applied to profits earned in fiscal year 2025 and subsequent tax periods. The purpose of the minimum corporate tax is to ensure that the tax assessed is not less than 10% of corporate income, whenever taxpayers have taxable income before applying relevant exemptions or deductions. The Domestic and Global Minimum Top-Up Corporate Tax (“DMT”) regulations added to the Corporate Tax Law aim to ensure that multinational enterprise (“MNE”) groups exceeding a certain size are taxed at a minimum rate of 15% on the income earned in the countries where they operate. In this context, if the consolidated revenue of the ultimate parent entity exceeds the Turkish Lira equivalent of EUR 750 million in at least two of the previous four accounting periods, a country-by-country tax burden is calculated for the constituent entities within the group, and any tax that remains below 15% is topped up within the framework of specific methods. In addition to our results of operations, any dividends or other distributions paid in respect of any of our ordinary shares may also be adversely affected in case of any changes to the applicable double taxation treaties or any increase in the level of withholding tax, which is currently 15%.

From time to time, we may be subject to tax audits by the Turkish tax authority, which can be time consuming, divert efforts and resources of management and may result in material charges or fines that could have an adverse impact on our financial condition. In February and March 2024, tax audits were initiated for the financial year 2022, with respect to corporate income tax, VAT and Banking and Insurance Transactions Tax (“BITT”) on February 29, 2024, for D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. (“D-Ödeme”) and on March 5, 2024 for D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. (“D-Fast”), respectively. These tax audits are in process, so we are not able to quantify the associated risk, at this stage. A limited-scope tax audit focused on our gift vouchers and digital codes was also initiated in October 2023 for the Company. The review was submitted to the Turkish Tax Inspection Board’s settlement commission on May 5, 2025, which levied total tax, interest and penalty charges of approximately TRY 0.9 million. While we have paid the tax and interest charges, we have contested the imposition of a penalty charge. The lower court ruled in favor of the Company on January 15, 2026; however the tax authority has the right to appeal and the case remains ongoing. Regarding the 2020 fiscal year, a VAT audit was launched for D-MARKET Elektronik Hizmetler ve Ticaret A.Ş. (“D-Market”) in August 2025 and finalized in December 2025, resulting in an additional tax payment of TRY 0.2 million.

Furthermore, we may be harmed by new or amended tax laws applicable to our industry. For example, in March 2020, a digital service tax (the “DST”) took effect in Türkiye imposing a 7.5% tax on revenue generated from a broad range of digital services, including digital advertising, digital content sales and digital platform services. In December 2025, the 7.5% rate was reduced to 5% starting from January 1, 2026, and to 2.5% starting from January 1, 2027. The DST only applies to companies that generate revenues from covered digital services of at least: (i) TRY 20 million in Türkiye and (ii) €750 million globally. As of the date of this annual report, we are not subject to the DST as our revenues from such services are below the threshold. However, as a result of our growth, we may in the future exceed such threshold if it is not increased, or we may exceed such threshold if it is reduced, at which time our operations may become subject to the DST. Further, the Presidential Decree numbered 9284 published in the Official Gazette in December 2024, imposed on merchants selling their products through marketplaces, such as our platform, a withholding tax equal to 1% starting from January 1, 2025. With an amendment to the Income Tax Law No. 193, published in the Official Gazette in August 2024, as of January 1, 2025, the Company is obliged to deduct withholding tax on behalf of merchants selling through our platforms as an offset to the income taxes payable by such merchants, due to the Company’s role as an intermediary service provider, as defined in the E-Commerce Law. Although the new rules have not introduced a new tax liability for Hepsiburada, the Company is exposed to increased compliance risks in connection with the performance of its new obligations. Moreover, merchants may choose not to sell through marketplaces and instead sell directly to customers or offline to avoid the application of the withholding tax.

Additionally, the Decision on the Amendment of Certain Articles of the Customs Law No. 4458 published in the Official Gazette in August 2024, amended the customs laws to, in relevant part, reduce the value limit, from €150 to €30, for simplified processing of imported consumer goods sent to individuals by mail or express courier and raised the applicable Single and Fixed Duty for such goods, from 20% to 30% for goods imported from the EU and from 30% to 60% for goods imported from non-EU countries. The simplified regime for e-commerce platform shipments then effectively ended on January 30, 2026. Increased duties prompted us to downsize our HepsiGlobal operations, and the introduction of any similar customs restrictions in the future may hinder the growth of some of our operations

We may also be subject to one-off taxes. For example, in February 2023, two earthquakes hit the southeastern region of Türkiye. In response to the effects of these earthquakes, in March 2023, an earthquake tax was implemented to generate funds. While we were not subject to this one-time earthquake tax, any amendments to the tax legislation or subsequent practice of tax authorities may require us to pay a one-off tax in the future, including on a retroactive basis for prior accounting periods.

If existing tax laws, rules or regulations in our markets are amended, or if new tax laws, rules or regulations are enacted, including with respect to the DST, sales tax, value-added taxes, withholding taxes, revenue-based taxes, earthquake tax or other similar taxes applicable to the digital economy or multi-national businesses, the results of these changes could increase our effective tax rate, tax liabilities and/or associated costs. Possible implications may include double taxation, multiple levels of taxation, additional obligations, prospectively or retrospectively, as well as imposition of interest and penalties if non-compliance is determined. Potential heightened tax law enforcement against us could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

For example, in April 2021, the TCA initiated an investigation against 37 companies in total regarding anti-competitive agreements in the labor markets (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding us) to determine whether those entities had violated the Law on the Protection of Competition (the “Competition Law”), which prohibits such anti-competitive agreements. The allegations that led to the investigation solely related to direct or indirect agreements regarding non-solicitation of employees that potentially restricted competition in the labor markets in Türkiye. In June 2021, without notice, TCA officials conducted an on-site inspection at our headquarters and reviewed the digital correspondence of a limited number of senior managers and human resources employees. In August 2021, we received a notification from the TCA stating that the Competition Board, the decision making body of the TCA, had decided to initiate an investigation against 11 additional companies including Hepsiburada the subject of which was the same as the existing April 2021 investigation, and to merge these two investigations. In April 2022, we received notice that the rapporteurs completed an investigation report stating their opinion that we violated the Competition Law that prohibits anti-competitive agreements in the labor markets and an administrative fine should be imposed. Following an oral hearing meeting on July 18, 2023, the Competition Board concluded its investigation and rendered its decision dated July 26, 2023 and numbered 23-34/649-218, stating that the Company had violated Article 4 of the Competition Law prohibiting anti-competitive agreements. The Competition Board imposed an administrative fine in the amount of TRY 3,985 thousand (with a 25% discount on early payment) on Hepsiburada. The reasoned decision of the Competition Board was served on Hepsiburada on June 27, 2025 and was subsequently published on the official website of the TCA on July 10, 2025. The administrative fine imposed by the Competition Board has been paid by applying the 25% early payment discount and the process has been completed.

In August 2023, the TCA initiated a separate preliminary investigation to determine whether Hepsiburada had violated Article 4 of the Competition Law in connection with the Company’s automatic pricing mechanism (“APM”) offered to sellers in our Marketplace. On that date, the TCA conducted an on-site inspection at Hepsiburada’s headquarters and the Company subsequently submitted the information and documents requested by the TCA. As a result of the preliminary investigation, the Competition Board decided to initiate an investigation against Hepsiburada, together with other e-commerce platforms, namely, DSM Grup Danışmanlık İletişim ve Satış Ticaret A.Ş (Trendyol) and Amazon Turkey Perakende Hizmetleri Limited, and we were notified of the investigation decision in October 2023. Also in October 2023, a second on-site inspection was conducted by the TCA at the headquarters of Hepsiburada. The first written defense was submitted in November 2023. In January 2024, we submitted an offer of commitments to the TCA intended to address the TCA’s possible competition concerns related to the APM and to end the investigation without any administrative fine. The Competition Board accepted the proposed commitments with its decision dated October 3, 2024 and numbered 24-40/951-410, which was notified to us in October 2024. The commitment decision required that the Company make certain changes to the APM, including to the Buy Box algorithm. Accordingly, the option to automatically match the Buy Box price offered to sellers had to be removed from the APM and sellers must only be offered the options to “set price below Buy Box” and “set price above Buy Box.” In addition, the Company must not directly or indirectly incentivize the sellers to use the APM. The Company is required to implement the commitments for an indefinite period. These commitments resolved the TCA’s concerns on the APM’s possible facilitation of price coordination between sellers. These commitments did not have any material adverse effect on the Company’s operations and business. However, to ensure compliance with the commitments, the Company was required to submit annual reports to the TCA for a period of three years, starting one year after the notification of the reasoned decision received on February 20, 2025. The first report was submitted in December 2025. As we disclosed in the submitted report that the application of the automatic pricing mechanism had been terminated as of April 30, 2025, the Competition Authority notified us on January 15, 2026 that our obligation to submit reports has ended.

In March 2024, the TCA initiated a separate preliminary investigation to determine whether one of our merchants and e-commerce platforms including Hepsiburada had violated Articles 4 and 6 of the Competition Law. We believe that the preliminary investigation likely related to potential sales restrictions on the products and brands of which this merchant is the authorized distributor within Türkiye. However, as the statutory period to conclude a preliminary investigation has expired without any notification from the TCA regarding the initiation of an investigation, it is possible that the relevant complaint has been dismissed.

Most recently, in 2025, the Competition Board concluded a preliminary investigation initiated against Hepsiburada together with DSM Grup Danışmanlık İletişim ve Satış Ticaret A.Ş (Trendyol) concerning allegations that Hepsiburada and Trendyol had excluded their competitors in the postal and cargo services sector by leveraging their dominant position in the e-commerce sector. With its decision dated August 14, 2025 and numbered 25-31/746-443, the Competition Board decided not to initiate a full-fledged investigation.

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

We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business, financial condition, results of operations or cash flows.

Our business is impacted by laws and regulations in Türkiye that affect the industries our businesses operate in, and their scope has increased significantly in recent years. We are subject to a variety of regulations, including those relating to e-commerce, internet applications or content services, privacy and data protection, labor and employment laws, competition, intellectual property, cybersecurity, virtual items, national security, content restrictions, consumer protection, postal and transportation services, prevention of money laundering and financing criminal activity and terrorism, digital financial services regulation, electronic payment services regulation, consumer finance regulation, traffic and transportation regulation and travel regulations.

For example, we are required under Turkish law to obtain a workplace opening and operation permit from the relevant authorities before beginning operations at each of our facilities. These permits are subject to examination or verification by the relevant authorities. We have not obtained, and in the future may fail to obtain, such permits for some of our facilities before beginning to operate them, which may result in administrative fines or penalties or even sanctions such as the temporary suspension of our operations at those facilities lacking valid permits, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Any expansion in terms of our services and geographic coverage, such as our ramp-up of consumer finance loans through Hepsi Finansman and our geographical expansion into cross-border sales through HepsiGlobal have in the past subjected us to, and may in the future further subject us to, increased or new regulatory scrutiny and compliance requirements, dealings with new regulatory bodies and other risks that may be costly or difficult to comply with, such as payment services regulations, consumer finance services regulations, compliance with privacy laws and data security laws, including the GDPR, and compliance costs across different legal systems, including customs laws. We may have to come up with, adapt and implement different operating practices and protocols depending on the requirements of new regulators, which may require us to expend substantial resources. In addition, regulatory changes or enforcement actions in these areas may be implemented on short notice, limiting our ability to adapt our operations without disruption. In certain cases, such regulatory changes may adversely affect our growth plans and we may not be able to achieve our targets in those areas.

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

See also “—We are subject to laws and government regulations applicable to payment services and consumer finance businesses, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business,” “—We are subject to laws and government regulations relating to competition and antitrust, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business,” “We are subject to laws and government regulations relating to postal services which include authorization requirements applicable to delivery, courier and logistics-related activities and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business,” “— We have in the past been, and may again in the future be, subject to administrative fines imposed by the Personal Data Protection Authority, and our reputation may be harmed if we do not comply with Turkish Personal Data Protection Law No. 6698,” “—A cybersecurity incident impacting our systems or the service of our providers, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs, including in connection with increasing compliance requirements” and “—Risks Relating to Türkiye—Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.”

We are subject to laws and government regulations applicable to payment services and consumer finance businesses, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business, financial condition, results of operations or cash flows.

The provision of financial services through Hepsipay and Hepsi Finansman, such as e-wallet, e-money, payment facilitation services and consumer lending, is highly regulated and subject to a broad range of complex laws and regulations that are rapidly changing.

For example, after we obtained licenses from the Banking Regulation and Supervision Agency (“BRSA”) to operate financial services through Hepsipay, in 2019 an amendment to the relevant legislation changed the competent authority regulating payment companies to the Central Bank of the Republic of Türkiye (the “Central Bank”). The Central Bank has in the past and may in the future impose new or additional licensing requirements, capital commitments, governance standards, reporting obligations or other regulatory requirements, requiring us to devote substantial operational and financial resources to comply with such requirements. For example, in December 2021, the Central Bank published the Regulation on Payment Services and Electronic Money Issuance and Payment Service Providers (the “Payment Services Regulation”) and the Communiqué on Information Systems of Payment and Electronic Money Institutions and Data Sharing Services in the Field of Payment Services Providers (the “Payment Services Communiqué”), in Türkiye’s Official Gazette, requiring compliance within one year with the following requirements, among others, on e-commerce payment services such as Hepsipay’s wallet service: (i) to keep collateral at the Central Bank, in accordance with the number of customers, volume of transactions and other conditions specified therein, (ii) to comply with higher minimum equity requirement, and (iii) to comply with additional obligations such as remote know-your-customer diligence. On October 7, 2023, the Central Bank introduced certain amendments to the Payment Services Regulation within key areas, including, among others, digital wallets, payment service providers, e-money issuers, card-based payment instruments, the scope of Central Bank permissions for share transfers, and the protection of payment funds. Notably, the amendments imposed new requirements on payment service providers such as Hepsipay to obtain certain licenses and authorizations for their activities, including an operating license for providers offering digital wallet services and an authorization for digital wallet service providers involved in transferring funds to issue electronic money. These new statutory permits were initially due to be obtained from the Central Bank by October 7, 2024 but the Central Bank extended this deadline to December 31, 2025. Hepsipay obtained the necessary license permits for its digital wallet services with the Central Bank Decision No. 11765/21364 dated December 27, 2024, which was published in the Official Gazette on January 10, 2025.

Further, on January 27, 2024, the Official Gazette published the Communiqué on the Redetermination of Minimum Equity Amounts for Payments and Electronic Money Institutions, revising the minimum equity amounts for payment and electronic money institutions set forth in the Payment Services Regulation. Payment and electronic money institutions were mandated to adhere to the updated minimum equity requirements by June 30, 2024, when the communiqué came into effect. Following this date, Hepsipay inadvertently had a 54-day period in which its capital level was below the minimum regulatory thresholds of TRY 55 million. Hepsipay raised its capital to above the minimum regulatory threshold as soon as information regarding this breach was discovered, but in line with regulatory requirements, the infringement was reported to the Central Bank. Although Hepsipay has never intentionally had insufficient capital and its shareholder increased such capital to comply with regulations at the first instance such requirement was apparent, this may still result in a fine. The Central Bank may in its discretion impose an administrative fine on Hepsipay ranging from TRY 209,984 to TRY 4,724,676 for the year 2024 for this infringement. The aforementioned minimum equity amounts for payment and electronic money institutions were further revised pursuant to the Communiqué on the Redetermination of Minimum Equity Amounts for Payments and Electronic Money Institutions, dated January 31, 2026. Accordingly, the minimum regulatory equity requirement applicable to Hepsipay was set at TRY 105 million, which was met by Hepsipay as of the date of this report.

In April 2026, the Central Bank requested a formal defense from Hepsipay regarding indirect shareholding changes at the D-Market level following the capital increase in December 2025 that increased Kaspi.kz’s shareholding and caused certain other shareholders’ stakes to cross certain regulatory notification thresholds, which may trigger a requirement for prior regulatory approval. The Central Bank noted that only an ex-post notification had been made. The Central Bank also requested clarification as to whether the capital decrease and simultaneous capital increase carried out in December 2025 resulted in any breach of minimum equity requirements. The Company is in the process of preparing its formal response. Should the Central Bank determine that a violation has occurred within the scope of the investigations, for each violation it may impose an administrative fine ranging from TRY 370,467 to TRY 8,335,716.

Except as set forth above, Hepsipay believes it has complied with its obligations under the communiqué as of the date of this annual report. However, any additional failure to comply with these regulations may result in the limitation, suspension or termination of services or the imposition of penalties, including fines which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Additionally, amendments to the “Regulation on Measures Regarding Prevention on Laundering Proceeds of Crimes and Financing of Terrorism” and the General Communiqué (Serial No: 5) of MASAK, which were published in the Official Gazette on December 25, 2024, have materially affected Hepsipay’s KYC obligations. With the new regulation, the identity verification processes in electronic money services, including those made with prepaid cards, have been significantly tightened. Starting from March 25, 2025, customers who fall outside the definition of “Anonymous Customers” were required to complete a remote identity verification process in order to execute their payments through Hepsipay. Any failure to comply with applicable rules may result in the limitation, suspension or termination of services or the imposition of penalties, including administrative fines which could have a material adverse effect on our business, results of operations, financial condition and cash flows. As part of MASAK’s routine inspections of regulated entities, a compliance audit was initiated at Hepsipay on April 8, 2025. Within the scope of this audit, certain deficiencies were identified in the client identity verification processes relating to 2023. Hepsipay was notified of the administrative fine associated with these findings on July 21, 2025, and the payment was made within one month following the notification. The total amount of the fine was TRY 12,125,090, which was reduced to TRY 9,093,818 pursuant to a 25% early payment discount. These findings solely relate to the 2023 period, and the identified deficiencies have since been fully addressed and remedied by Hepsipay within the applicable regulatory timeframes.

In addition, within the scope of the Communiqué on the Management and Supervision of IT Systems of Payment Institutions and Electronic Money Institutions, a regular independent audit is required to be performed on Hepsipay every two years. Seven instances of non compliance were found as a result of the audit in respect of financial year 2023 and the report was sent to the Central Bank. The Central Bank imposed an administrative fine in the amount of TRY 1,060,128 for these breaches, which was reduced to TRY 795,096 pursuant to a 25% early payment discount. Hepsipay’s 2025 audit was concluded in March 2026. Out of 16 findings identified during the audit, nine were resolved during the audit process, and the resolution and monitoring of the remaining seven findings are being followed up. Although we do not anticipate that an administrative fine will be imposed during this period as a result of the audit, the Central Bank has the ability to impose such fines to sanction non-compliance.

Moreover, Hepsiburada acts as a commercial representative of merchants and funds are transferred to the merchants through Hepsiburada, and Hepsijet also acts as a commercial representative within the scope of the cash-on-delivery services it provides to its third-party corporate customers. According to the Payment Services Regulation and the Payment Services Communiqué, a report must be filed with the Central Bank in January of each year in which the amount of intermediary service provider activities exceeds TRY 50 million within the prior 12-month period. As a consequence of this provision, Hepsiburada has submitted reports annually since 2022, and Hepsijet has submitted reports annually since 2024. The Central Bank is the competent authority to evaluate our reports to determine whether our reported activity qualifies as a payment service, within the scope of the Payment Services Regulation and the Payment Services Communiqué. If the Central Bank concludes that our reported activity is a payment service, we may be required to restructure our service such that we transfer funds to merchants through Hepsipay instead of Hepsiburada or Hepsijet, respectively.

Pursuant to the amendment to the Regulation on Measures to Prevent Laundering of Proceeds of Crime and the Financing of Terrorism, medium, large and very large-scale electronic commerce intermediary service providers (i.e., marketplaces) have been included in the scope of “regulated entities” under MASAK legislation as of February 25, 2025, with respect to transactions conducted with sellers/suppliers. We are also subject to the Turkish Regulation on Measures to Prevent Laundering of Proceeds of Crime and the Financing of Terrorism (the “AMLCFT”) due to Hepsiburada being deemed (i) an “intermediary in the purchase and sale of precious metals, stones or jewels” because we conduct the sale of gold and (ii) as “operating in the field of gambling” because we offer digital products on our platform, including non-cash games, pursuant to an authorization obtained from the Turkish General Directorate of the National Lottery Administration (the “GDNL”). Accordingly, we are required to, among other things, carry out certain KYC checks, report suspicious transactions and monitor certain activities. Any failure to comply with the terms of the AMLCFT may result in the limitation, suspension or termination of our services and/or imposition of civil and criminal penalties, and fines. Additionally, we are subject to the rules and regulations of the GDNL regarding non-cash games offered on our platform. In case of any failure to comply with the rules and regulations of the GDNL, our authorization granted by the GDNL may be cancelled, and we may be subject to administrative fines. Following the recent regulatory amendments, Hepsiburada became subject to MASAK supervision as a regulated entity with respect to certain activities. Accordingly, MASAK has initiated compliance audits in 2025 in relation to Hepsiburada’s AML/CFT obligations, as well as inspections conducted by MASAK auditors in connection with gaming-related activities. These audits are currently ongoing. Any adverse findings arising from such inspections may result in administrative fines, sanctions or other remedial measures being imposed on Hepsiburada, which could adversely affect Hepsiburada’s operations, financial condition and reputation.

Following the Regulation Amending the Regulation on Measures to Prevent Laundering of Proceeds of Crime and Financing of Terrorism (Decree No: 9305), the Regulation Amending the Regulation on the Compliance Program Regarding Obligations to Prevent Laundering of Proceeds of Crime and Financing of Terrorism, and the Communiqué Amending the General Communiqué of the Financial Crimes Investigation Board (Serial No: 5) (Serial No: 26), published by MASAK on December 25, 2024, medium, large, or very large-scale electronic commerce intermediary service providers carrying out transactions with electronic commerce service providers have become subject to Law No. 5549 on Prevention of Laundering of Proceeds of Crime and its secondary regulations, without any transaction limit, pursuant to which, in relevant part, service providers are required to verify the identity of electronic commerce service providers in accordance with the provisions set forth in this legislation. Failure to comply with these regulations may result in an administrative fine of TRY 284,449 for each unverified electronic commerce service provider and approximately TRY 4.8 million in case of non-compliance with KYC requirements and obligations to monitor and report suspicious activities. The Company has appointed a Compliance Officer and a Deputy Compliance Officer, as required by the legislation, but has determined that completion of the implementation of identity verification processes for our existing electronic commerce service providers, as well as newly acquired clients, within the timeframe required by the legislation would not be feasible and so we have submitted a formal request for an extension of this compliance period. MASAK has broad powers to conduct on-site inspections, request information and documentation, impose administrative fines and refer matters for criminal investigation, and recent enforcement practices demonstrate that violations of anti-corruption and money laundering legislation may lead to severe outcomes for both individuals and entities. Accordingly, these developments have increased our exposure to regulatory inspections, investigations and enforcement actions. In addition, we are in the process of restructuring and strengthening our compliance framework, including our internal compliance function, internal control mechanisms and enterprise risk management tools, through organizational changes, additional hires and departmentalization. Despite these efforts, the scope of MASAK’s oversight may result in compliance costs and more frequent inspections or investigations, which could materially and adversely affect our business, financial condition, results of operations and cash flows. See Item 4.B. “Information on the Company—Business Overview—Regulatory Overview.”

Our consumer finance company, Hepsi Finansman, is under the regulatory authority of the BRSA, and subject to regulations and audits by them. Further, Hepsipay and Hepsi Finansman are subject to rules and regulations by MASAK. MASAK is responsible for overseeing compliance with the rules on national terrorist asset freezing under Law No. 6415 on the Prevention of the Financing of Terrorism and may impose criminal penalties and administrative fines in case of failure to comply with the rules. For example, in October 2023, MASAK initiated investigations against Hepsipay due to alleged breaches of Law No. 6415, specifically related to the opening of wallet accounts for 17 clients who were subject to asset freezing orders due to systemic errors. On March 25, 2024, MASAK informed Hepsipay that it had imposed administrative fines totaling TRY 1,290 thousand on Hepsipay. Hepsipay settled this penalty on April 3, 2024, availing itself of an early payment discount of 25%. In addition, in December 2025, MASAK initiated a routine compliance inspection (obligations audit) at Hepsi Finansman. Although no significant non-compliance has been identified as of the date of this report, the inspection process is ongoing and may still result in administrative sanctions or fines in accordance with applicable regulations.

In addition, in March 2026, the BRSA requested a formal defense from Hepsi Finansman in relation to four customer complaints concerning delays in the submission of legal follow-up status closure notifications to the Credit Bureau of Türkiye, with delays ranging from one to seven months after the relevant customers had fully repaid their obligations. The Company submitted its formal response on March 30, 2026, explaining that the delays were due to operational process deficiencies and that remedial actions had been implemented. Should the BRSA determine that a violation has occurred within the scope of the investigations, it may impose administrative fines ranging from TRY 377,783 to TRY 566,679 per violation.

Further, Hepsi Finansman was acquired with its existing customers, loans and associated data and contracts. Therefore, it is also subject to audit for its past business by the related parties. Although we carry indemnifications from the previous shareholders due to these past operations, any future findings might create regulatory fines as well as disruptions to daily business, some of which may not be covered by these indemnifications.

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

We are subject to laws and government regulations relating to competition and antitrust, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business, financial condition, results of operations or cash flows.

The TCA may from time to time modify regulations or adopt new regulations in response to developments of new markets and market behaviors in different sectors or industries. In order to better understand these developing markets such as the emerging e-marketplace platform sector, the market forces and behaviors, as well as to ensure their operational efficiency and identify any potential competition problems, the TCA undertakes routine inquiries and information-gathering processes with various stakeholders within these developing markets. Such sector inquiries are not company-specific investigations and do not result in company-specific administrative fines and obligations. However, if the TCA adopts new rules and regulations which we may need to comply with in the future, the additional regulatory burden may have a negative impact on our operations and financial results. For example, the TCA has in the past launched a sector inquiry in relation to the online advertisement market, which remains a developing market in Türkiye. The TCA published its final report as a result of this sector inquiry in May 2025. Similarly, in June 2020, the TCA commenced a sector inquiry into the e-marketplace platforms sector. The TCA issued its final report on April 14, 2022, which may result in additional regulations for the e-marketplace platform sector with which we may be required to comply in the future.

For example, in June 2024, the “Draft Regulation Amending the Law on the Protection of Competition” (the “Draft Competition Law Amendments”) was circulated by the TCA for public comment. The Draft Competition Law Amendments propose to expand the scope of the Competition Law to include the concept of a “gatekeeper” (“Gatekeeper”) for basic platform services, which we believe would include electronic commerce intermediary service providers like us, as currently defined. The Draft Competition Law Amendments would regulate the conduct and obligations of Gatekeepers. The Draft Competition Law Amendments state that quantitative thresholds will be determined by a Communiqué that will be released by the TCA, taking into account the annual gross revenues and the number of end-users or the number of commercial users. The net transaction volume threshold for “large-scale electronic commerce intermediary service providers” under the Draft Competition Law Amendments is expected to capture providers currently falling within the scope of the E-commerce Law. Where an enterprise does not exceed the quantitative thresholds stipulated in the relevant Communiqué, the TCA may also make a determination for inclusion based on qualitative criteria, by taking into account some or all of the following elements: network effect, data ownership, vertically integrated and conglomerate structure, economies of scale and scope, lock-in and evolution effect, transition costs, multiple access, user trends, and mergers and acquisitions carried out by the enterprise in the context of the structure of its basic platform services. The Draft Competition Law Amendments propose to introduce several restrictions on Gatekeepers such as (i) limitations on the use of data, (ii) prohibitions on the implementation of the use of most favored customer (MFC) conditions and exclusivity, and (iii) restrictions on providing ancillary services that are connected with the main services. If Parliament were to approve such amendments or similar amendments to the Competition Law, this would result in a substantial additional regulatory burden for us, and we would need to devote substantial operational and financial resources to ensure compliance with such regulatory requirements, which could have an adverse effect on our operations and financial results.

We are subject to laws and government regulations relating to postal services, which include authorization requirements applicable to delivery, courier and logistics-related activities and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business, financial condition, results of operations or cash flows.

Pursuant to recent amendments to the Regulation on Authorization in the Postal Sector, which came into effect on March 8, 2025, entities conducting postal services, which include the acceptance, collection, processing, dispatch, distribution and delivery of products sold or marketed through a digital platform, are required to obtain authorization from the Information and Communication Technologies Authority of Türkiye. Delivery and logistics services relating to products sold on our marketplace platform are carried out either by third-party providers or our last-mile delivery service provider subsidiary, therefore Hepsiburada is outside of the scope of this amendment. Hepsijet, which operates as a duly authorized postal service provider, already holds the relevant postal services authorization under applicable legislation.

In addition, under the Regulation on Authorization in the Postal Sector, companies that are authorized to provide postal services on a nationwide basis, including Hepsijet, are required to meet certain ongoing regulatory obligations, including maintaining a minimum paid-in capital of TRY 5,000,000, complying with environmental sustainability requirements in line with internationally recognized standards and submitting annual compliance reports to the Information and Communication Technologies Authority, as well as electronically monitoring and retaining records of the daily and weekly working hours of personnel engaged in distribution and delivery activities.

Failure to comply with these and other applicable authorization requirements may result in administrative sanctions or operational restrictions, which could increase our compliance costs, disrupt our delivery operations and materially and adversely affect our business, financial condition, results of operations and cash flows.

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

Our Company was subject to six investigations conducted by the Personal Data Protection Authority (“PDP Authority”) in 2022 and 2023. We settled three of these investigations by paying the administrative fines imposed by the PDP Authority (benefiting from a discount). For the remaining three investigations, the PDP Authority decided to close the investigation without imposing any administrative fine.

In February 2024, in accordance with its obligations as a data controller under the LPPD, we notified the PDP Authority of unauthorized access to some customer personal information in connection with a cybersecurity incident. In September 2024, the PDP Authority determined that we had failed to take technical and administrative measures necessary to prevent data breaches. The PDP Authority imposed an administrative fine of TRY 3,250,000, which was paid on February 25, 2026. We submitted objections against the PDP Authority’s decision pursuant to Article 11 of the Administrative Procedural Law requesting the annulment or the amendment of the decision, but our objections were dismissed. On November 20, 2024, we initiated legal proceedings to challenge the fine, and this process is pending before the court of appeal as of the date of this annual report. See “—A cybersecurity incident impacting our systems or the service of our providers, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs, including in connection with increasing compliance requirements.”

In addition, in September 2025, we received two separate information and document requests from the PDP Authority in connection with customer complaints relating to the alleged unlawful use of personal data by a third-party seller and the restriction of certain customer accounts due to suspected misuse. We submitted our responses, together with the requested information and documentation, within the statutory deadlines. As of the date of this annual report, the PDP Authority has not issued any further requests, decisions or administrative sanctions in relation to these matters. Should the PDP Authority determine that a violation has occurred within the scope of the investigations, for each violation it may impose administrative fines ranging from TRY 256,357 to TRY 17,092,242 and/or issue instructions for the rectification of the relevant processes.

In addition, in December 2025, the PDP Authority started an investigation against Hepsipay after a former employee filed a complaint regarding employee-related personal data processing activities and alleging deficiencies in the VERBIS registration. The PDP Authority sent a comprehensive set of questions, and all requested information and documents have been duly submitted. Should the PDP Authority determines that a violation has occurred within the scope of the investigation, it may for each violation impose administrative fines ranging from TRY 204,285 to TRY 17,092,242 and/or issue instructions for the rectification of the relevant processes.

If we fail to obtain intellectual property rights protection or adequately protect our intellectual property rights, or if we infringe third-party intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected.

Our trademarks, service marks, copyrights, trade dress, trade secrets, proprietary technology, domain names and other intellectual property rights are valuable assets that are critical to our success. We principally rely on trademarks (including by applying to register our trademarks in respect of key jurisdictions based on our business assessment) and confidentiality agreements to protect our intellectual property rights. We have a portfolio of registered trademarks in Türkiye in respect of many of our core brands, such as our “hepsiburada,” “hepsipay,” “hepsijet,” “hepsifinans” and “hepsiglobal” brands. However, we may in some circumstances be unable to (or may be delayed in our ability to) apply for or register our trademarks (including where third parties allege pre-existing rights or have made earlier applications) or acquire our desired domain names or prevent third parties from acquiring trademarks or domain names that are identical or similar to, infringe or diminish the value of our trademarks and other proprietary rights. There is also a risk that third parties will claim that our products, trademarks or brands infringe their intellectual property rights — for instance, if a third-party claims that it has obtained prior rights or a pre-existing trademark application or registration for an identical or similar trademark. These third parties may bring infringement claims against us or may oppose the registration and protection of our brands and/or trademark rights.

These risks are further exacerbated by our growth and the expansion of our business into new geographies. For example, in 2024 and 2025, we were involved in two lawsuits filed in the United States due to alleged infringements of trademarks by products listed in our “Hepsiburada Collections” store on the Walmart platform. While we are able to settle these matters with de minimis payments, we may be subject to other unrelated infringements claims in the future that could have a material adverse impact on our business, financial condition and results of operations.

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

We have been and in the future may be involved in litigation relating principally to contract disputes, employment, consumer, intellectual property, tax, securities law and other matters in the ordinary course of our business, which have also included legal proceedings initiated by employees of third-party subcontractors, such as employment-related claims arising out of termination of our relationship with their employer. As our business expands, we may face an increasing number of such claims or claims relating to product liability, including those involving high amounts of damages. The development and use of innovative technologies in our business, including those based on machine learning and AI, may also expose us to an increased risk of litigation. See “Risks Relating to Our Business and Industry—We may fail to maintain or improve our technology infrastructure, or adopt and apply technological advances, including, but not limited to, generative AI, which could materially and adversely affect our business, results of operations and financial condition, and the use of new technologies may expose us to increased risks.”

As we became a publicly listed company with a higher profile and as our public profile may continue to grow in the future through any expansion of our cross-border business by HepsiGlobal, we may face additional exposure to claims and lawsuits inside and outside Türkiye. For example, in September 2021 and October 2021, alleged holders of our ADSs filed class action lawsuits in the state and federal courts of the State of New York, respectively. After negotiations, the parties signed a stipulation of settlement agreement with no admission of liability in March 2023, which was approved by the federal court at a fairness hearing held in August 2023 and pursuant to which the state court action was dismissed with prejudice in September 2023. Pursuant to the settlement, Hepsiburada paid $13.9 million to resolve both actions in their entirety.

We may also initiate proceedings from time to time. For example, we initiated litigation for annulment of the Turkish Capital Markets Board (the “TCMB”) decision regarding a fee imposed by the TCMB on the Company. Following the IPO of the Company on the Nasdaq Stock Exchange, the TCMB imposed a “board registration fee” amounting to over TRY 60.1 million, including interest accruing on this fee, attorney’s fees and the costs of the proceedings. The TCMB fee was calculated based upon the shares sold in our IPO, including the shares sold by TurkCommerce B.V. Although the Company appealed the decision all the way up to the Council of State over the course of 2023 and early 2024, the appeal was rejected on May 14, 2024 and the decision was finalized. TRY 60.1 million was paid on August 28, 2024, and an updated issuance document was submitted on September 3, 2024, which the TCMB approved on September 16, 2024, acknowledging the payment.

In parallel with these proceedings, in 2023, after the TCMB notified Hepsiburada that the board registration fee should be paid in accordance with the calculation method determined by the TCMB, the Company objected to this “calculation method.” The objection was rejected by the TCMB, and a separate annulment action was initiated by the Company against this rejection decision. While the lower court dismissed the case, the regional administrative court accepted the Company’s appeal, overturned the lower court’s decision and ruled in favor of the Company, and the Company was notified of the decision on July 11, 2025; the decision is currently under appeal by the TCMB before the Council of State. Following the favorable regional administrative court decision, the Company requested a refund of the overpaid amount in respect of its own shares sold abroad in connection with its public offering, and the TCMB refunded TRY 37.7 million on September 16, 2025. If the pending appeal is resolved in favor of the TCMB, the TCMB may request reimbursement of the refunded amount together with accrued interest.

The outcome of any claims, investigations and proceedings is inherently uncertain, and regardless of the outcome, defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could result in damages as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate, which would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

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

In addition, if we receive from the relevant rights holder a complaint of infringement of intellectual and industrial property rights that complies with the requirements of Article 12 of the E-Commerce Regulation, we are required to remove products from our platform within 48 hours and inform the rights holder and the seller of the product accordingly. If we receive an objection from the seller that complies with the requirements of Article 13 of the E-Commerce Regulation, pursuant to Article 14 of the E-Commerce Regulation we are required to re-publish the product within 24 hours and inform the rights holder and the seller; provided that it can be clearly understood from the documents and information submitted by the seller that the objection is justified. Pursuant to Article 14 of the E-Commerce Regulation, our examination is limited with the information and documents obtained from the seller and we are not required to conduct a separate investigation to determine the ownership of relevant intellectual and industrial rights. We are also not required to process complaints regarding the same product and claim unless the rights holder submits new documents proving the infringement of intellectual and industrial property rights. Failure to comply with these provisions will result in an administrative penalty of TRY 28,620 to TRY 286,206 for each violation for the year 2026. For more information on the E-Commerce Regulation, related provisions and our compliance policies, see Item 4.B “Information on the Company—Business Overview—Regulatory Overview.”

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

Although we require that our merchants only offer products that comply with the existing product safety rules and monitor such compliance, we may not be able to detect, enforce or collect sufficient damages for breaches of such agreements. In addition, any negative publicity resulting from product recalls or the assertion that we sold defective products could damage our brand and reputation. Any material product liability, food safety or other claim could have an adverse effect on our business, prospects, results of operations, financial condition and cash flows.

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

Pursuant to SEC rules, our management must report on the effectiveness of our disclosure controls and procedures. Additionally, under Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), our management is required to report on the effectiveness of our internal control over financial reporting at the end of each fiscal year. Furthermore, we are required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Even if our management concludes that our internal control over financial reporting is effective, our auditor may decline to attest to our management’s assessment or may issue an adverse opinion if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In prior fiscal years as well as the fiscal year ended December 31, 2025, our assessment has revealed material weaknesses in our internal controls that render our internal control over financial reporting ineffective. For example, from 2022 to 2024, we identified deficiencies in our internal control over financial reporting related to the design and operating effectiveness of information technology general controls (“ITGCs”) for information systems that in the aggregate constituted material weaknesses. Management concluded that the previously identified ITGCs material weaknesses had been remediated as of December 31, 2025

In addition, as of December 31, 2024, we identified deficiencies in the control environment, information and communication, control activities and monitoring components of the COSO Framework (as defined herein) that constituted material weaknesses, either individually or in the aggregate and, as part of our management’s assessment of its internal control over financial reporting for the fiscal year ended December 31, 2025, management identified material weaknesses in the control environment, information and communication, control activities and monitoring components of the COSO Framework.

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

The Exchange Act requires that we file annual reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, an evaluation of and report on the effectiveness of the internal controls and procedures over our financial reporting established and maintained by management. Furthermore, establishing and maintaining the corporate infrastructure demanded of a public company may divert our management’s time and attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures over our financial reporting and accounting systems to meet our reporting obligations as a public company. However, we have previously relied on and we continue to rely on outside experts and the measures we take may not be sufficient to satisfy our obligations as a public company. These obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

As a public company with ADSs traded on an exchange located in the United States, we are subject to a broader scope of laws, regulations and standards, and therefore, potentially subject to a broader scope of fines, penalties and liability under U.S. securities laws. For example, in September 2021 and October 2021, holders of our ADSs filed class action lawsuits in the state and federal courts of the State of New York, respectively. The complaints alleged that the Company’s registration statement contained untrue statements of material facts or omitted to state facts necessary to make the statements made therein not misleading in violation of Sections 11, 12 and 15 of the Securities Act. After negotiations, the parties signed a stipulation of settlement agreement with no admission of liability in March 2023 which was approved by the federal court at a fairness hearing held in August 2023 subsequent to which the state court action was also dismissed with prejudice in September 2023. Pursuant to the settlement, Hepsiburada paid $13.9 million to resolve both actions in their entirety. We may, in the future, be named as a defendant in other legal actions, which could result in material costs and expenses.

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

Since January 1, 2025, we no longer qualify as an “emerging growth company.” As a result, we are required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, with respect to the effectiveness of our internal control over financial reporting. We have incurred and will continue to incur additional expenses in connection with compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and our management must devote additional time and effort to implement and comply with such requirements. Moreover, even if our management concludes that our internal control over financial reporting is effective, our auditor may decline to attest to our management’s assessment or may issue an adverse opinion if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we have in the past identified and may in the future identify deficiencies that could result in non-compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the price of our ADSs. See “—We have identified material weaknesses in our internal control over financial reporting and have as a result determined that our disclosure controls and procedures were not effective. If we remain unable to remediate identified material weaknesses, or if we have additional material weaknesses in the future, or otherwise fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of our ADSs may decline.”

Furthermore, on December 18, 2025, the Holding Foreign Insiders Accountable Act (the “HFIAA”) was signed into law. The HFIAA required our officers and directors to comply with the share ownership and transaction reporting obligations of paragraph (a) of Section 16 of the Exchange Act by March 18, 2026. Although filings are the responsibility of the individual directors and officers, we have dedicated significant resources to support them in meeting these new obligations, which has resulted in additional costs and put additional demands on our internal reporting personnel. Any additional disclosure or governance requirements imposed by U.S. legislative action or SEC rulemaking could further strain our resources and have an adverse impact on our results of operations and financial condition. See “—We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.”

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of ADSs.

We will be classified as a passive foreign investment company, or PFIC, in any taxable year if either: (1) 50% or more of the fair market value of our gross assets (generally determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income or (2) 75% or more of our gross income for the taxable year is passive income. Based on the market price of our ADSs and the composition of our Group’s income, assets and operations, we do not believe we were a PFIC for the 2025 taxable year or expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the assets, of us and our subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the market value of the assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Therefore, there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

We mainly operate in Türkiye and derive substantially all of our revenue from activities in Türkiye, which is an emerging market. As a result, our business, results of operations, financial condition and prospects are significantly affected by the overall level of economic activity and political stability in Türkiye. External events and financial turmoil in neighboring emerging markets could disrupt the business environment in Türkiye. Moreover, financial turmoil in one or more emerging market(s) tends to adversely affect prices for securities in other emerging market countries. An increase in the perceived risks associated with investing in emerging economies could dampen capital flows to Türkiye and adversely affect the Turkish economy. Investors’ interest in Türkiye might be negatively affected by events in other emerging markets or the global economy in general, which could adversely affect the value of our business and/or stock price could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.

Substantially all of our revenue is derived from our operations in Türkiye. Accordingly, political uncertainty, instability and economic conditions in Türkiye may directly affect our business. For example, in March 2025, the arrest of the mayor of Istanbul triggered protests across Türkiye. Some customers conducted politically driven boycotts in the aftermath of these events, whereby they no longer purchased merchandise from certain merchants, or decreased their use of e-commerce in general and, due to the sensitivities surrounding the boycotts, marketing activities were significantly scaled back, which amplified the deterioration in consumer demand. Additionally, in September 2025, Istanbul was the center of major anti-government protests and the police set up a blockade in the city. The police blockade coincided with bandwidth throttling that briefly limited internet speeds. While we did not record any material adverse effect on our business, financial condition, results of operations and cash flows as a result of such actions in 2025, any future similar throttling action could cause a material temporary decline in the demand on our platform and in the number of orders received, depending on the duration and extent of such actions.

Political turmoil may also have an indirect adverse impact on our business. For example, the political protests and general unrest that followed the March arrests weakened the Turkish Lira, prompting the CBRT to sell foreign currency reserves and increase interest rates to curb further depreciation. Currency depreciation may have an adverse impact on our results of operations and financial condition, and higher interest rates may adversely affect our ability to fund our business operations. See “—Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operations and financial position in future periods if hedging tools are not available at commercially reasonable terms” and “—Risks Relating to Our Business and Industry—We may need to raise additional funds to finance our future capital needs, including investing in growth and technology, which may prevent us from growing our business.”

Political matters have affected and may continue to affect certain investors’ perception of Türkiye and the attractiveness of the Turkish economy from time to time. Should the civil unrest and shopping boycotts described above persist and worsen, or should any new developments that are considered to contribute to instability in Türkiye emerge, the value of our ADSs could decline.

As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, financial condition, results of operations, cash flows and the value of our ADSs.

Inflationary pressures affect our business and financial performance. The Turkish economy has experienced significant inflationary pressures with year-over-year consumer price inflation rates rising as high as 69.7% in the late 1990s and early 2000s. While inflation decreased during the 2010s, the Turkish economy saw a rapid surge in inflation beginning in 2022 and continuing through the first half of 2024 due to numerous factors. From the second half of 2024 through 2025 inflation has progressively decreased, though it remains high. The annual consumer price index (“CPI”) increased by 30.9%, 44.4% and 64.8% in 2025, 2024 and 2023, respectively, as published by Turkstat. Additionally, developments in the USD/TRY and global commodity prices materially impact the inflation outlook. As a result, the course of global economic activity, geopolitical developments and the impact of climate conditions on commodity prices must be closely monitored to understand and anticipate inflation developments in Türkiye. In the Inflation Report published in November 2025, the CBRT made an inflation forecast for the end of 2026 of 16%, with a target range of 13% to 19%. According to the results of the CBRT’s Market Participants Survey dated January 2026, the markets’ inflation expectation for the end of 2026 was 23.2%.

In the event of continued or rising inflation, we may not be able to and/or our merchants may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure. These factors negatively affected our margins in 2023, 2024 and 2025 and may continue to negatively affect our margins in the future. Inflation and government measures to combat inflation that impact macroeconomic stability in Türkiye have also affected and may continue to affect supply as well as general demand for our products and services. Inflation adversely impacts consumer behavior and leads to further reductions in purchasing power of our users, consumer confidence and consumer spending, therefore impacting our order growth. This may have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, during 2023, 2024 and 2025, we observed the impact of inflation in the increased average price of products on our platform. We have also observed that pressure on consumer spending has caused a tendency for customers to substitute products with more affordable alternatives (i.e., towards lower-priced brands, regardless of whether sales are of essentials or non-essentials) and postponement of purchase decisions for certain categories of products. Although the consumer confidence index (seasonal and calendar adjusted) in Türkiye increased by 2.2 points from 81.3 in December 2024 to 83.5 in December 2025 (and remained at levels around 83.7 and 85.7 during January 2026 and February 2026), any number below 100.0 indicates a pessimistic outlook.

In addition, the continued rise in inflation has increased and could continue to increase our costs of operation, particularly in cost of inventory, payroll expenses and delivery costs, which has put and is expected to continue to put pressure on our cash requirements. We may not be able to keep wages and salaries at attractive levels in order to retain talent. Additionally, we or our merchants may consider offering higher customer discounts to stimulate customer demand in response to a slowdown, which could have an adverse impact on our GMV growth rate and our Gross Contribution. These factors may require us to obtain additional funding from sources other than our operations to meet our working capital needs or could otherwise negatively affect our business, financial condition and results of operations.

Geopolitical or other developments can worsen inflation. For example, if the Iran war that began in February 2026 leads to a protracted increase in oil prices, it may push up inflation due to, among other things, higher energy and transportation costs. If the high inflation environment worsens or if new economic developments arise that have a similar effect, the resulting impact on consumer behavior and on our expenses may have a worsening adverse effect on our order growth, GMV growth, revenue, profitability and financial position, which may culminate in negative real GMV growth in future periods. See Item 5 “Operating and Financial Review and Prospects—Key Factors Affecting Our Financial Condition and Results of Operations—Inflation and Hyperinflation.”

At the same time, the compound effects of an increasingly orthodox monetary policy from the Turkish government in response to inflation and other factors have curtailed and may continue to curtail consumer demand, which has had and is expected to continue to have an adverse effect on our order growth. For example, we believe that in 2025 our results were adversely impacted, among other things, by the decelerating market that arose from counter-inflationary policies adopted by the Turkish government and the consequential decline in consumer purchasing power.

Following the categorization of Türkiye as a country with a three-year cumulative inflation rate greater than 100% in March 2022 by the International Practices Task Force of the Centre for Audit Quality, Türkiye has been considered as a hyperinflationary economy pursuant to IFRS rules (IAS 29 Financial Reporting in Hyperinflationary Economies), requiring companies in Türkiye reporting under IFRS Accounting Standards as issued by the IASB, including us, to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022. As a result, we had to allocate additional resources to the preparation of our IFRS Accounting Standards as issued by the IASB financials, which resulted in additional associated expenses in 2022 and in the years since. As of 2025, Türkiye continued to be classified as a hyperinflationary economy for IFRS Accounting Standards as issued by the IASB reporting purposes, and the application of IAS 29 continues to be required for 2025. Our financial statements following the application of IAS 29 and related adjustments are no longer directly comparable to our historical financial statements. This may have created, and may continue to create, a challenge for investors and security analysts who look at our past performance to analyze and make forecasts about our future performance, including with respect to comparisons of current and historical margins. Therefore, investors and security analysts would require additional detailed information about our business plan and our macroeconomic assumptions in order to make their own projections for the Company. We cannot guarantee that we will be disclosing such detailed information in relation to our business plans or macroeconomic assumptions. Even if we do so, we cannot predict whether our investors or security analysts will be able to or willing to make their own projections about our Company. See “—Risks Relating to Ownership of our ADSs—If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, the price of our ADSs and trading volume could decline.”

Türkiye’s economy has been facing risks related to its current account deficit, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Macroeconomic developments in Türkiye, including those related to Türkiye’s net trade and current account deficit, affect our business and financial performance.

Türkiye’s volatile current account deficit may reflect both Türkiye’s long-standing structural economic problems and current economic and market conditions. Structural economic problems include dependence on imported energy and a high proportion of imports for manufacturing and domestic consumption and a low savings rate. To date, Türkiye’s current account deficit has been funded largely through short-term foreign capital borrowings and foreign portfolio investments. Increased uncertainty in the global financial markets could make it more difficult for Türkiye to finance its current account deficit, leading to increased volatility in the Turkish economy, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The effects of earthquakes in Türkiye may adversely affect our prospects, business, financial condition and results of operations.

Earthquakes have in the past adversely impacted, and may again in the future adversely impact, the Turkish economy and the business environment in Türkiye. For example, in January 2024, the Minister of Treasury and Finance stated that the expenses related to two earthquakes that occurred in February 2023 and affected approximately 14 million people in the southeastern region represented 3.7% of the GDP of Türkiye in 2023. More generally, Türkiye has been the site of devastating earthquakes in the past and may again be hit by serious earthquakes in the future. The country is covered by numerous fault lines, including the North Anatolian Fault extending from eastern Türkiye across northern Türkiye and into the Aegean Sea for a length of 1,200−1,500 kilometers and the East Anatolian Fault extending from eastern Türkiye to south of the country. The fault lines covering the country may trigger future earthquakes in the country. In particular, the Marmara-Istanbul region faces a high level of seismic risk, with recent studies indicating the potential for an earthquake exceeding 7.4 on the Richter scale. These possible earthquakes may have severe impacts on the Turkish economy, which may adversely affect our business, financial condition, results of operations, cash flows and prospects. In 2023, given the size of the earthquake zone, the death toll, the number of displaced people and the resulting decrease in consumers’ discretionary shopping, we suffered a decline in customer demand on our platform during the first quarter of the year, a negative impact on our customer numbers and a temporary disruption in our delivery services to and around the region. Similar or worse impacts on our business could arise in the event of future earthquakes.

Considering Istanbul’s large population and economic importance for Türkiye, any major earthquake near Istanbul may cause substantial economic damage which may adversely affect our business, financial condition, results of our operations, cash flows and prospects. Most of our headquarters and offices are located in Istanbul, and one of our fulfillment centers, which also includes an office building, is located in Gebze, a district of Kocaeli situated very close to Istanbul. Such an earthquake near Istanbul could therefore have a material adverse impact our business and results of our operations.

We are exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations and other similar laws and regulations.

We have policies and procedures designed to assist with compliance with applicable laws and regulations in Türkiye, and as a foreign private issuer listed on a U.S. stock exchange, we may be subject to U.S. anti-money laundering and anti-terrorist financing laws and regulations, including the U.S. Bank Secrecy Act of 1970, the U.S. Money Laundering Control Act of 1986, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and U.S. anti-bribery and anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, our operations may be subject to economic sanctions laws and regulations imposed by the United States, the EU, the United Kingdom or any other relevant jurisdiction. Such laws and regulations may prohibit transactions in, with, involving or relating to certain countries or regions or certain persons or entities. For example, starting in February 2022, the United States and a number of other countries around the world have been imposing sanctions and export controls against Russia over its invasion of Ukraine including regional trade bans, designations of entities (including Russian banks and state-owned entities) and individuals as Specially Designated Nationals and Blocked Parties, and restrictions on access by Russia to financial systems.

Further, we are subject to reviews, audits and supervisory activities conducted by MASAK and to the applicable regulatory requirements. See “—We are subject to laws and government regulations applicable to payment services and consumer finance businesses, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business.” Such audits and investigations may result in additional administrative sanctions, financial liabilities or compliance obligations. Furthermore, any changes in anti-money laundering, anti-terrorist financing and similar regulations or in the interpretation and implementation of such regulations, or any actual or perceived failure by us to comply with such regulations, could materially and adversely affect our business, financial condition, results of operations, cash flows and compliance framework, which may cause our reputation, financial condition and results of operations to be materially and adversely affected.

We maintain internal compliance policies and procedures, but we cannot provide any assurance that these policies and procedures will be complied with or that they will prevent all violations of the applicable laws and regulations and every instance of fraud, abuse, money laundering, terrorist financing, bribery and corruption. We also cannot provide any assurance that potential violations of our internal compliance procedures will be uncovered through our procedures or that violations of the applicable anti-bribery or money laundering, anti-terrorist financing and economic sanctions laws and regulations will not occur. We have internal audit, security and other procedures in place, which are designed to prevent instances of fraud, abuse, money laundering, terrorist financing, bribery and corruption. However, despite these controls and procedures, there can be no assurance that through these and other procedures we use we will timely and effectively catch any violations of our internal compliance procedures or any violations of laws and regulations, including those related to fraud, money laundering, terrorist financing, bribery, corruption and economic sanctions. Moreover, we may still be exposed to potential civil or criminal penalties or associated investigations under the relevant applicable laws and regulations, which may, if not successfully avoided or defended, have an adverse impact on our business, prospects, financial condition or results of operations. Similarly, actual findings or mere allegations of such violations could negatively impact our reputation and limit our future business opportunities, which may cause our reputation, financial condition and results of operations to be materially and adversely affected.

Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operations and financial position in future periods if hedging tools are not available at commercially reasonable terms.

We are exposed to foreign exchange rate risks between Turkish Lira, U.S. dollars and Euros. Although our income, expenses, assets and liabilities are primarily denominated in Turkish Lira, we also maintain some non-Turkish Lira-denominated assets and liabilities, primarily in U.S. dollars. As of December 31, 2025, 2024 and 2023, we maintained Turkish Lira equivalent assets in U.S. dollars of TRY 2,786.1 million, TRY 3,879.3 million and TRY 11,594 million, respectively, primarily consisting of cash, cash equivalents and financial investments. As of the same dates, we maintained Turkish Lira equivalent liabilities in U.S. dollars of TRY 2,913.4 million, TRY 1,858.9 million and TRY 2,429.1 million, respectively, primarily consisting of trade payables, payables to merchants and due to related parties. The variety of currencies that we work with may increase if and when HepsiGlobal expands its cross-border operations.

As of December 31, 2025, if the U.S. dollar had strengthened or weakened by 10% against the Turkish Lira, with all other variables held constant, our income/(loss) before income taxes would have been TRY 12.7 million lower or higher, mainly as a result of foreign exchange gains or losses on the translation of U.S. dollar assets and liabilities. We do not currently undertake any currency hedging to manage our exposure in Türkiye to changes in foreign exchange rates. Consequently, any sudden and significant changes in foreign exchange rates may have an adverse impact on our financial condition, revenue and results of operations.

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

According to the Central Bank, the Turkish Lira depreciated by 21.8% against the U.S. dollar in 2025, 19.7% in 2024 and 57.4% in 2023. Any further significant fluctuations in the value of the Turkish Lira relative to U.S. dollars could have a materially adverse effect on consumer demand, our business and results of operations.

Türkiye is subject to internal and external unrest and the threat of future terrorist acts, which may adversely affect us.

Türkiye is located in a region that has been subject to ongoing political and security concerns. Türkiye has been subject to a number of terrorist attacks, resulting in a number of fatalities and casualties. Such incidents have had, and could continue to have, a material adverse effect on the Turkish economy. This, in turn, could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Türkiye has been subject to a number of bombings, including in tourist-focused centers in Istanbul and the city center in Ankara, including incidents in Ankara in October 2023 and in Istanbul in November 2022, which have resulted in a number of fatalities. Such incidents may continue to occur periodically. Such internal and external unrest and the threat of future terrorist acts may lead to reductions in purchasing power of our customers, consumer confidence, consumer spending, general demand for e-commerce goods and services, display advertising and marketing spending of our advertisers and, therefore, also a reduction in demand for our products and services, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Conflict and uncertainty in neighboring and nearby countries, as well as other regions with a geopolitical connection to Türkiye, may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Türkiye is located in a region that has been subject to ongoing political and security concerns. Political uncertainty in and tensions regarding certain neighboring and nearby countries has from time to time had an impact on the political and economic environment in Türkiye and may affect investors’ perceptions of the risks of investing in the securities of Turkish companies. Any material adverse impact on the Turkish economy or political stability as a result of deteriorations of Türkiye’s international relations, especially resulting from the events which affect Türkiye’s relationship with the countries or regions described below, could result in a reduction in the purchasing power of our customers, consumer confidence, consumer spending, general demand for e-commerce goods and services, display advertising and marketing spending of our advertisers and, therefore, also a reduction in demand for our products and services, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The ongoing conflict in Syria has been the subject of significant international attention, and its impact and resolution are difficult to predict. In December 2024, an Islamist military and political party opposed to the Syrian government, Hayat Tahrir al-Sham (“HTS”), seized control of Syria from the prior ruler, Bashar al-Assad, who fled to Russia. Although HTS is designated as a terrorist organization by the EU, the United Nations, Türkiye and others, Türkiye has called for the designation to be removed. European leaders have sent delegations to the new government in Syria to seek to normalize relations, and the United States and the United Kingdom removed HTS from their respective lists of designated terrorist organizations in 2025. Regional tensions involving Syria continued in 2025. On April 9, 2025, Türkiye and Israel held a technical-level meeting in Azerbaijan to prevent unintended incidents in Syria, and on April 10, 2025, Turkish authorities condemned Israeli military actions in Syria as destabilizing. Türkiye continued military operations in Syria pursuant to parliamentary authorizations in effect until October 2025. Any escalation or further deterioration of the conflict could have a material adverse effect on Türkiye’s economy and regional stability, which could negatively impact our business and results of operations. As a result of the civil war in Syria, it is estimated that approximately four million Syrian refugees have fled from the country to Türkiye, only approximately 10% of whom had returned voluntarily as of September 2025. It remains unclear whether more refugees will return to Syria or if conditions in Syria will deteriorate.

Separately, on October 8, 2023, Israel formally declared war on Hamas in response to the coordinated attacks perpetrated by Hamas on October 7, 2023. On April 9, 2024, Türkiye restricted exports of a wide range of products to Israel until a ceasefire is declared in Gaza. On January 15, 2025, Israel and Hamas agreed on a ceasefire deal, which came into effect on January 19, 2025. However, the ceasefire lasted only two months, and Israel resumed its offensive in March 2025. On October 8, 2025, Israel and Hamas agreed to another ceasefire, which came into effect on October 10, 2025, and resulted in an exchange of all remaining living Israeli hostages by Hamas and approximately 2,000 of Palestinians held in Israeli prisons. Negotiations regarding an enduring resolution to the conflict are ongoing. Despite the formal ceasefire, hostilities in the region are continuing, threatening the stability of the deal. Given the number of parties involved, it is very difficult to predict the potential developments of these conflicts and their impacts on the geopolitical stability in the broader region, including Türkiye.

In addition to the Israel-Hamas conflict, developments involving Iran, including the conflict between Iran and Israel in June 2025, internal unrest in Iran and military hostilities involving Israel and the United States during the first quarter of 2026, have heightened geopolitical tensions and uncertainty across the Middle East. Iranian counterattacks during that period have affected infrastructure in certain Middle Eastern countries, including oil and gas facilities, and have disrupted air and maritime transportation in the region. According to separate statements by Türkiye’s Ministry of National Defense, one ballistic missile launched from Iran was detected as heading toward Turkish airspace, and two additional ballistic missiles launched from Iran entered Turkish airspace; in each case, the threat was intercepted and neutralized by NATO air and missile defense assets. The situation remains highly volatile and uncertain, and it is difficult to predict the impact of these developments on Türkiye and on the Company. These developments have contributed to increased volatility in global energy markets, particularly in light of Iran’s proximity to the Strait of Hormuz, a critical shipping lane for crude oil and liquefied natural gas. Notably, the price of Brent crude has swung from approximately US$70 to almost US$120 per barrel. A protracted increase in oil prices as a result of these or other developments would increase our operating expenses due to the direct impact on delivery costs. It could also adversely affect consumer purchasing power, particularly if it pushes up inflation. These impacts, either individually or in the aggregate, could have a material adverse impact on our business, financial condition, cash flows and results of operations.

Furthermore, ongoing regional security risks related to the evolving dynamics between Türkiye and the Kurdistan Workers’ Party (“PKK”) have adversely affected, and may continue to affect in the future, the relationship between Türkiye and the countries in the Middle East. In May 2025, the PKK announced it would disband and disarm, and on October 26, 2025, it began withdrawing its armed forces from Türkiye to northern Iraq. Although the PKK’s announcement, by itself, is not expected to have a material impact on the Company’s operations, the regional security and geopolitical landscape remains fluid. The durability and downstream consequences of these steps remain uncertain as of the date of this report, and the risk of possible spillovers in Iraq or Syria or renewed hostilities at the border areas cannot be excluded.

Although we do not have material direct or indirect business operations, interests or investments in Syria, Iraq, Iran, Israel or Palestine, it is not possible to predict the broader consequences of the ongoing conflicts. It is also not possible to predict any additional adverse effects on existing macroeconomic conditions, consumer spending habits, currency exchange rates and financial markets, all of which could adversely impact our business, financial condition and results of operations.

Risks from events affecting Türkiye’s relationship with Russia and Ukraine.

Russia has become one of Türkiye’s most important trading partners and is the largest supplier of natural gas to Türkiye. Tourism from Russia to Türkiye constitutes another important aspect of Türkiye’s relationship with Russia. Türkiye and Russia also cooperate in other industries, including tourism, the construction industry and the ongoing construction of the Akkuyu Nuclear Power Plant, the first stage of which was initially expected to be commissioned in 2025, but later was postponed to 2026. Türkiye also has important relations with Ukraine, a significant tourism and trading partner. In February 2022, Russia commenced a full-scale military invasion of Ukraine. Türkiye publicly opposed the Russian invasion and subsequently acted as a host to peace negotiations between Ukraine and Russia, and helped broker a deal between the two countries to allow maritime grain shipments from Ukraine. In July 2023, President Recep Tayyip Erdogan met with Volodymyr Zelensky, President of Ukraine, in İstanbul and he stated that Ukraine deserved to be in NATO. In September 2024, the Turkish President reiterated Türkiye’s steadfast support for Ukraine’s sovereignty and territorial integrity in a video message to the Fourth Crimea Platform Leaders Summit. In February 2025, Türkiye hosted the negotiations between Ukrainian and Russian negotiators and the U.S. delegation in Istanbul to address concerns regarding embassy operations, including banking access and staffing stability. Throughout 2025, further negotiations, which included third parties, such as the United States and the European Union, took place but no ceasefire was agreed. Even if a potential ceasefire agreement is ultimately agreed, there is no certainty that the conflict will not recur in the future. Türkiye’s position as a NATO member and a host to preliminary negotiations between Ukrainian and Russian negotiators may materially affect Türkiye’s global diplomatic position as well as its economic and financial condition.

Following the invasion of Ukraine, the United States, the EU, Canada, Japan and Australia have imposed sanctions on Russia, select Russian companies and select Russian nationals. Following these sanctions, thousands of Russians and Ukrainians fled to Türkiye to stay, invest and hold assets because Türkiye did not impose any sanctions on Russia except for the closure of the Bosporus and Dardanelles straits to warships. If Türkiye were to impose such sanctions, they may have a material adverse effect on Türkiye’s economy and financial condition due to Türkiye’s significant trade, natural gas supply and tourism relationships with Russia. Although sanctioning countries including the United States and the EU have not taken measures against Türkiye, they could do so, including if they determined that Türkiye supported Russia’s war efforts including, for example, by failing to impose sanctions on Russia, which could have a material adverse effect on Türkiye’s economy. Heightened tensions, if any, between Türkiye and Russia, or Ukraine, or the sanctioning countries such as the United States could materially negatively affect global macroeconomic conditions and the Turkish economy, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks from events affecting Türkiye’s relationship with the EU.

Türkiye commenced negotiations on its accession to the EU on October 3, 2005, and expects to join the EU at some point in the future. The EU decided in 2006 to suspend negotiations with respect to eight out of 35 parts, or “chapters,” and not to “close” the other 27 chapters, of Türkiye’s accession negotiations because of Türkiye’s restrictions with respect to the Greek Cypriot Administration. During the EU General Affairs Council meeting of December 8, 2009, Greek Cypriots declared that “normalization” of relations is a precondition for progress in six chapters. As a result, 14 chapters have been blocked. On November 24, 2016, the European Parliament passed a non-binding resolution to suspend talks with Türkiye but the EU Foreign Ministers rejected the call by the European Parliament to freeze the accession process of Türkiye on December 13, 2016.

On April 25, 2017, the Parliamentary Assembly of the Council of Europe reopened the political monitoring process against Türkiye, leading the European Parliament to call EU governments to suspend membership negotiations with Türkiye on March 13, 2019. On October 30, 2024, the European Commission published its 2024 country report on Türkiye, conveying criticism but stating that Türkiye remains a key partner and a candidate country for the EU, making reference to Türkiye’s improving relations with Greece and the increase in its trade volume with the EU, which led to it becoming the EU’s fifth largest trading partner in 2023. On November 4, 2025, the European Commission published its 2025 country report on Türkiye. As with the 2024 country report, the 2025 country report conveys criticism but states that Türkiye remains a key partner and a candidate country for the EU, making reference to continuing divergence from EU standards in democratic institutions but also to alignment with the function market economy criteria, sound macroeconomic policies and continued efforts in hosting refugees. Türkiye’s accession depends on a number of economic and political factors relating to both Türkiye and the EU. Although the shared objective of the negotiations is accession, these negotiations are an open-ended process, the outcome and timing of which cannot be guaranteed. Further delays or other adverse developments in Türkiye’s accession to the EU may have a negative effect on Türkiye’s economic performance and credit ratings and could have a material adverse effect on our business, financial condition, financial condition and/or results of operations.

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

On July 28, 2023, the Company incorporated Hepsiburada Global B.V., a wholly owned subsidiary in the Netherlands, in line with Hepsiburada’s strategy to expand its operations into the EU. EU directives require entities incorporated in Europe to comply with the EU’s international sanctions rules. Although Hepsiburada currently uses its best efforts to comply with EU international sanctions as a best practice and as part of its contractual obligations, the fact that Hepsiburada has an EU-based subsidiary has subjected and will continue to subject Hepsiburada to European legal and compliance requirements and regulatory scrutiny.

Risks from events affecting Türkiye’s relationship with the United States.

The relationship between the United States and Türkiye has been strained by developments in the Turkish region, including developments involving Syria and Russia, and the United States has, from time to time, imposed or considered sanctions against Türkiye in connection with these developments. Notably, in October 2019, the United States issued an executive order imposing sanctions on certain Turkish government ministries and officials due to tensions relating to Türkiye’s military operations in Syria; however, the sanctions were lifted later that month, and in January 2025, then-United States President Joseph R. Biden amended the October 2019 executive order to remove specific references to the government of Türkiye. Additionally, the United States Congress has considered potential sanctions against Türkiye in response to Türkiye’s agreement to acquire an air and missile defense system from Russia in December 2017. In December 2020, the United States imposed sanctions that targeted the Presidency of Defense Industries (SSB) of Türkiye, its chairman and three other officials, which remain in place.

Moreover, certain legal proceedings in the United States against Turkish individuals and entities may impact Türkiye’s relationship with the United States. For example, in 2018, a New York federal court found a former executive at Türkiye’s majority state-owned bank Türkiye Halk Bankası A.Ş. guilty on charges that included bank fraud and conspiracies to evade U.S. sanctions against Iran and sentenced him to prison. He was released in July 2019, but the U.S. Department of Justice brought similar allegations against Türkiye Halk Bankası A.Ş. After the matter moved through U.S. courts in the intervening years, on March 9, 2026, the United States and Türkiye Halk Bankası A.Ş. announced that they had agreed to resolve the prosecution through a deferred prosecution agreement. The agreement must still be approved by the United States District Court for the Southern District of New York. Until approved by the court, and as of the date of this annual report, the final outcome in relation to the judicial process, or whether any sanction, fine or penalty will be imposed by the Office of Foreign Assets Control (“OFAC”) or any other U.S. regulatory body on Türkiye Halk Bankası A.Ş. or any other Turkish bank or person in connection with those matters, as well as the possible reaction of the Turkish Government or the financial markets to any such events, is unknown. Developments such as these increase legal and regulatory uncertainty and may further strain diplomatic and financial relations between Türkiye and the United States.

Geopolitical risks, coupled with the volatility of the Turkish Lira and Türkiye’s reliance on foreign investment, present significant economic challenges, particularly as Türkiye’s growth prospects are closely tied to its economic and political relationship with the United States. It remains uncertain whether the U.S. Congress will advance or introduce new sanctions against Türkiye. Actual or perceived political instability in Türkiye, escalating diplomatic and political tensions with the United States or other countries and/or other political circumstances could have a material adverse effect on the Company’s business, financial condition or results of operations or on the market price of the ADSs.

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

According to Turkstat, the annual rate of change in the consumer price index was at 30.9% in December 2025. (See “—As a result of a trend of inflation in Türkiye, the Turkish economy is treated as hyperinflationary, which may adversely affect our business, profitability, results of operations and the value of our ADSs”). Türkiye had a current account deficit of USD 30.1 billion in 2025, compared to USD 13.0 billion in 2024 and USD 41.8 billion in 2023. (See “—Türkiye’s economy has been facing risks related to its current account deficit, which could have a material adverse effect on our business and results of operations.”)

In March 2019, the United States announced that imports from Türkiye would no longer be eligible for tariff relief under the “Generalized System of Preferences” program, which seeks to promote economic growth in countries identified as developing countries. The United States cited Türkiye’s rapid economic development since its entry into the program and that it thus no longer qualified to benefit from these tariff preferences. Regulatory changes such as these reflect increasing challenges faced by some exporters, which might have a material adverse effect on Türkiye’s economy and/or the financial condition or one or more industries within Türkiye. In August 2025, a 15% reciprocal tariff rate was applied by the United States on imports from Türkiye, increasing the prior 10% baseline set earlier in 2025 as part of broad-based tariff measures affecting global trade. In February 2026, the U.S. Supreme Court ruled the 15% reciprocal tariff unlawful, and subsequently the United States applied a 10% universal tariff on imports from all countries under a different legal basis. The universal tariff is set to terminate on July 24, 2026. Although we do not expect current U.S. tariffs to have a significant impact on the Turkish economy, a future tightening of tariffs by the United States or other countries could have a significant adverse impact on Türkiye’s economy.

The Turkish Treasury and Finance Minister announces GDP growth estimates and inflation rate with a three-year horizon on an annual basis. There can be no assurance that the targets indicated will be reached, that the Turkish government will continue to implement its current and proposed economic and fiscal policies successfully or that the economic growth achieved in recent years will continue considering external and internal circumstances, including the Central Bank’s efforts to curtail inflation and simplify monetary policy while maintaining a lower funding rate, the current account deficit and macroeconomic and political factors, such as changes in oil prices and uncertainty related to conflicts in Iraq and Syria (see “—Conflict and uncertainty in neighboring and nearby countries, as well as other regions with a geopolitical connection to Türkiye, may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects”) and political developments in Türkiye (see “—Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye”).

Any of these developments might cause Türkiye’s economy to experience macroeconomic imbalances, which might impair our business strategies and/or have a material adverse effect on our business, financial condition, cash flows and/or results of operations. Global macroeconomic shifts that adversely affect Türkiye’s economy may also have a material adverse impact on global share prices, including the price of our ADSs. For example, various announcements in April 2025 about tariffs to be imposed or lifted by the United States on all countries caused material volatility in global share values, which may adversely affect the price of our ADSs.

The compound effects of an increasingly orthodox monetary policy from the Turkish government in response to inflation and other factors have curtailed, and are expected to continue to curtail, consumer demand, which has had and is expected to continue to have an adverse effect on our order growth. This, in turn, may ultimately result in negative real GMV growth, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. It could also have a material adverse effect on the price of our ADSs and weaken investor confidence in our longer-term prospects.

Türkiye may continue to be subject to sanctions pursuant to the U.S. Countering America’s Adversaries Through Sanctions Act (“CAATSA”), which may adversely affect our operations, financial condition or results of operations.

The U.S. government has imposed, and may in the future expand or modify, sanctions on Türkiye pursuant to CAATSA in connection with Türkiye’s acquisition of the S-400 air and missile defense system. These sanctions, as well as any additional measures that could be imposed, may restrict or prohibit certain transactions involving U.S. persons, financial institutions or technology, and could limit access to U.S. capital markets, financing arrangements or critical suppliers. Compliance with existing or future CAATSA-related restrictions may increase our operating costs, require changes to our supply chain, delay or prevent the execution of certain contracts and expose us to reputational harm or legal and regulatory risks. Although U.S. and Turkish officials have reportedly continued discussions in 2026 regarding defense cooperation and the potential resolution of issues related to Türkiye’s acquisition of the S-400 air and missile defense system, sanctions imposed under CAATSA remain in effect as of the date of this annual report. There can be no assurance that U.S.–Türkiye diplomatic discussions will result in the removal or relaxation of CAATSA sanctions, and any continuation or expansion of such sanctions could have a material adverse effect on our operations and financial performance.

Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.

In 2007, Türkiye enacted a law setting forth obligations and liabilities of content, access and hosting providers, as well as certain requirements specific to online content (the “Internet Law”). A number of laws and regulations impacting e-commerce and digital businesses in Türkiye have been enacted since 2007, including amendments to the Internet Law, the E-Commerce Law (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”), various laws to protect personal data and laws on electronic payments, among others. However, unlike in the United States, little case law exists around the Internet Law and E-Commerce Law, and existing jurisprudence has not been consistent and may not reflect the latest amendments or additional legislation. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This creates legal uncertainty and could set adverse precedents, which, individually or in the aggregate, could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, legal uncertainty may negatively affect our customers’ perception and use of our services.

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

The E-Commerce Law and the E-Commerce Regulation provide for different obligations depending on the annual Net Transaction Volume (in nominal terms) and number of transactions pertaining to electronic commerce intermediary service providers and electronic commerce service providers. Depending on our annual Net Transaction Volume and number of transactions, the scope of our obligations under the E-Commerce Law and the E-Commerce Regulation may be subject to change, which may materially affect our business. Hepsiburada’s Net Transaction Volume is currently below the TRY 237,542.9 million threshold.

The provisions of the amendments to the E-Commerce Law and the E-Commerce Regulation introduced in 2022 that are most directly relevant to the Company include the following:

●	limits on the total amount of advertising and marketing expenditures and customer discounts with the goal to prevent e-commerce platforms from gaining an asymmetric market share through excessive discounts and excessive marketing by using disproportionate economic power. We have not yet become subject to any restrictions with respect to advertisement and discount budgets because we have remained below the applicable threshold since inception (TRY 237,542.9 million in 2026). If our Net Transaction Volume exceeds the threshold for the relevant period and we become subject to advertisement and discount budget restrictions in the upcoming years, we may have to limit our advertisement and discount expenditures, which could directly or indirectly have an adverse impact on our business;
●	restrictions on engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing activities within a platform and the provision of last-mile delivery services to third parties. Similarly to the above, we have not yet become subject to restrictions concerning the provision of payments and financial services and last-mile delivery services to third parties, as the restrictions apply only to companies whose Net Transaction Volume, as of 2026, exceeds TRY 475,085.8 million. It is expected that the applicable threshold will be adjusted every year, and our Net Transaction Volume will need to be assessed on an annual basis;
●	a ban on the sale of private label products for all e-commerce companies on their own platforms. We have continued our private label business in the fashion category outside of Türkiye as part of our HepsiGlobal operations, which are not quantitatively material to the Company. We also sold our private label products through a dedicated brand website and on another marketplace in Türkiye. These channels were discontinued in August 2025;
●	a prohibition on unfair commercial practices in electronic commerce. Examples of unfair commercial practices under the E-Commerce Law include failing to make payment to the seller within the time specified in the E-Commerce Law, forcing the seller to sell goods or services with special offers, failing to determine the conditions of the commercial relationship with the seller through an intermediation contract and/or making unilateral amendments to such contract to the detriment of the seller, charging a fee from the seller when no service is provided or the type of service provided and the amount/rate of the service fee is not specified in the intermediation contract and suspending or terminating the service provided to the seller in the absence of any objective criteria in the intermediation contract. In addition, Article 11(6) of the E-Commerce Regulation lists additional practices that would only constitute unfair commercial practices for large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). The E-Commerce Regulation was further amended to include additional unfair commercial practices, effective March 8, 2025. In the future, in case of further amendments to these provisions or emergence of certain common practices in the market as a result of application of these provisions or due to the decisions of judicial or regulatory authorities regarding these regulations or their interpretation, we may need to adjust our operations;
●	a requirement to include mandatory elements of intermediation contracts concluded between electronic commerce intermediary service providers and electronic commerce service providers. The E-Commerce Regulation, as most recently amended effective March 8, 2025, provides for additional mandatory elements for the intermediation contracts of medium, large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation);

●	an obligation for electronic commerce intermediary service providers operating in Türkiye whose Net Transaction Volume is over TRY 79,181.0 million in a calendar year and the number of transactions (excluding cancellations and returns) is over 100,000, to obtain and annually renew an e-commerce license upon payment of a license fee. The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Volume derived from within Türkiye for the prior calendar year, such that the effective license fee applied would be the sum of progressively higher proportions of the electronic commerce intermediary service provider’s Net Transaction Volume exceeding the thresholds specified in the E-Commerce Law. For example, where the Net Transaction Volume is between TRY 79,181.0 million and TRY 158,361.9 million, the license fee is calculated as the three per ten thousand of the amount exceeding TRY 79,181.0 million. In case Net Transaction Volume is between TRY 158,361.9 million and TRY 237,542.9 million, the license fee is the sum of the above amount, plus five per thousand of the part exceeding TRY 158,361.9 million.

Article 9 and Article 10 of the Law on Amendments to the Law on Consumer Protection and Certain Other Laws published on October 30, 2024 stipulates that certain specified sales and expenditures may be deducted from the Net Transaction Volume used as the basis for calculating license fees, up to a multiple of such amounts decreasing annually from four times in 2024 to three times in 2025 and to two times from 2026 onwards. To benefit from this provision, the Net Transaction Volume of the electronic commerce intermediary service providers must not exceed 20% of the electronic commerce volume calculated by the Turkish Ministry of Trade using data from the Electronic Commerce Information System (“ETBIS”). We are currently eligible to benefit from this provision.

This provision went into effect on January 1, 2025. We paid a license fee in the amount of TRY 211.2 million on March 25, 2026 and TRY 214.1 million on March 27, 2025. The license fee will materially increase if our Net Transaction Volume passes the threshold of TRY 237,542.9 million in a future year.

The amendments to the E-Commerce Regulation introduced in the regulation published in the Official Gazette on March 8, 2025, generally regulate the provisions regarding (i) the scope of information and verification obligations, (ii) unfair commercial practices for electronic commerce intermediary service providers, (iii) data processing obligations, (iv) exceptions to the total amount of advertising and discount budgets limits, (v) the mandatory elements of certain intermediation contracts, (vi) the independent audit and regulatory compliance reporting deadlines and (vii) sales abroad that will be deducted while calculating the license fee.

Any failure to comply with requirements under the E-Commerce Regulation that currently apply or that may apply in the future could subject us to fines, which could have a material adverse impact on our business, our results of operations, our financial condition and our reputation.

Under Article 4 of the Tax Procedure Law General Communiqué No. 538 published in the Official Gazette in May 2022, as a hosting service provider and intermediary service provider, we became subject to an obligation to provide continuous information to the Turkish Revenue Administration for tax purposes. This information may include web addresses where the service is provided, name, ID/tax number and workplace address of service receivers, amount and date of each collection or sale transaction and bank account information regarding payments made to service receivers. We may be subject to penalties under Tax Procedure Law if we fail to comply with this reporting obligation.

In the future, the Company may face more stringent restrictions and higher compliance costs if we grow at a faster pace, which could have a material adverse effect on our competitiveness and on our business, financial condition and/or results of operations. For more detail on regulatory changes, see Item 4.B. “Information on the Company—Business Overview—Regulatory Overview.”

Risks Relating to Ownership of our ADSs

The Change of Control has resulted and may continue to result in changes to our strategy, organizational structure, senior management and other personnel, corporate governance, policies and procedures, business relationships and geopolitical exposure, which could have potential adverse impacts on our business and operations.

On October 17, 2024, our then-controlling shareholder, being Hanzade Vasfiye Doğan Boyner, our Founder, and Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan (collectively, the “Selling Shareholders”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Joint Stock Company Kaspi.kz (“Kaspi.kz”), a joint stock company incorporated under the laws of Kazakhstan, for all outstanding Class A shares and Class B shares of the Company held by the Selling Shareholders, corresponding to 65.41% of our share capital (the “Change of Control”). The Change of Control was subject to regulatory approvals of the Turkish Competition Board, the Banking Regulation and Supervision Agency, the Information Technologies and Communications Authority and the Central Bank of the Republic of Türkiye and was completed on January 29, 2025 (“Closing”), on which date Kaspi.kz became our new controlling shareholder. Following the Change of Control, in accordance with former Article 7/A of the Articles of Association, all outstanding Class A shares automatically converted into Class B shares, and the Class B shares were re-designated as “ordinary shares” effective from March 4, 2025.

The aggregate consideration payable by Kaspi.kz in connection with the Stock Purchase Agreement was approximately $1,127 million, payable in two tranches: a cash consideration of $600.0 million, which was paid at Closing, and a deferred cash consideration of $526.9 million, which was paid on July 28, 2025.

We may make further changes to our strategy, reporting practices, employee incentive programs, senior management, organizational structure or corporate governance. For example, in December 2025, we announced a plan for our current chief executive officer, Nilhan Onal, to step down from this role by July 1, 2026 after working with the Company to support an orderly transition. Moreover, we are updating certain of our reporting metrics to better align with those of our controlling shareholder. Further, in 2025, we have changed certain quarterly reporting practices, such as discontinuing our investor calls. Although, at the date of this annual report, we have not experienced any material adverse effects to our business and operations as a result of the Change of Control, it cannot be excluded that such effects may arise in the future. Further integration with Kaspi.kz may give rise to temporary inefficiencies, costs increases or loss of personnel and may require substantial time and focus from our management, which could negatively impact our ability to successfully manage our growth and expansion and have an adverse impact on the market price of our ADSs. Kaspi.kz may prioritize growth opportunities, synergies, operational efficiencies or cost-optimization measures, which may have negative impacts on our business and results of our operations. In addition, the market price of our ADSs may be adversely affected by a material decrease in the market price of Kaspi.kz’s own ADSs. See “—Risks Relating to Our Business and Industry—Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, have changed and may in the future change from time to time, and may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation.”

Furthermore, as a result of the Change of Control, we are no longer controlled by domestic Turkish individuals, but rather by a company incorporated under the laws of Kazakhstan. Our new ownership structure in some cases has led, and may in the future continue to lead, to a reconfiguration of our relationship with local government authorities, regulators and other key stakeholders, and we no longer benefit from ties established between our Founder, her family and various third parties in the Turkish market.

Our new ownership structure may also result in increased scrutiny and a shift in public perception, which could pose additional risks for our operations and reputation. For example, the strength of the financial services operations of Kaspi.kz in Kazakhstan or Kaspi.kz’s potential acquisition of Rabobank Group’s Turkish subsidiary, subject to regulatory and contractual approvals, as announced by Kaspi.kz in March 2025, may weaken our relationships with current and potential partners in the Turkish financial services sector if they see us as a competitor, which could have an adverse impact on our business and our financial condition.

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

Kaspi.kz controls the majority of our voting rights, and its interests might conflict with or differ from your interests as a shareholder.

Our controlling shareholder, Kaspi.kz, owns 85.66% of the Company’s ordinary shares, and thus can exercise control over the Company.

Under Turkish law, certain shareholder rights and obligations are triggered upon reaching specific ownership thresholds. As our controlling shareholder exceeds the 75% ownership threshold, it is able to approve all resolutions of the general assembly relating to (i) a complete change of the Company’s field of activity, (ii) the creation of privileged shares and (iii) restrictions on the transfer of registered shares. If our controlling shareholder were to increase its ownership to 90% or more of our share capital and voting rights, Turkish law provides mechanisms pursuant to which minority shareholders may, in certain circumstances, be required to sell their shares to the controlling shareholder at a fair value to be judicially determined in the absence of agreement between the parties, where the minority shareholder(s) obstruct the company’s operations, act contrary to the principle of good faith, cause noticeable distress or act recklessly.

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

We are a foreign private issuer, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and certain other requirements of the Sarbanes-Oxley Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026.

On June 4, 2025, the SEC published a concept release soliciting public comments on possible changes to the definition of foreign private issuer. The potential changes highlighted by the SEC include updating the existing eligibility criteria in various ways, adding minimum non-U.S. trading volume requirements, requiring a listing on a “major foreign exchange” or requiring incorporation or headquarters in jurisdictions with robust regulatory frameworks, among other things. Additionally, the Commissioners of the SEC have suggested in various addresses in 2025 that the accommodations available to foreign private issuers, including, in particular, the ability to report in IFRS Accounting Standards as issued by the IASB without reconciling to U.S. GAAP, may be subject to review. If the SEC decides to formally propose and adopt final rules narrowing the foreign private issuer definition or related accommodations, we may lose our foreign private issuer status or otherwise need to comply with materially more onerous reporting requirements.

If we were to lose our foreign private issuer status, as a result of a change to the current definition of foreign private issuer or otherwise, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer, including the need to file quarterly reports on abbreviated timelines. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders would become subject to all the provisions of Section 16 of the Exchange Act, beyond the more limited Section 16(a) requirements applicable from March 18, 2026, including the short-swing profit disclosure and recovery provisions. See “—The requirements of being a public company will continue to require significant resources and management attention, which could make it difficult to manage our business.” In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S.-listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP or reconcile our financial statements to U.S. GAAP.

In such a scenario, subject to applicable law, Nasdaq rules and any required approvals, our board of directors may determine that maintaining a listing in the United States is no longer in the best interest of the Company and may decide to delist our securities from Nasdaq, which could have a material adverse impact on the liquidity of our ADSs, and could materially increase price volatility. Following such a delisting, the number of investors directly holding our ordinary shares may increase and we may be deemed a public company under the Turkish Capital Markets Law. If we were to qualify as a public company in Türkiye, even without raising any funds from the public, we would become subject to additional regulatory and disclosure requirements, which could increase our compliance costs and adversely affect our business, financial condition, results of operations and cash flows. See “—We may not maintain our listing on Nasdaq, which could limit investors’ ability to make transactions in our ADSs and subject us to additional trading restrictions.”

As a “controlled company” within the meaning of the Nasdaq rules and a foreign private issuer, we qualify for and do rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs.

Kaspi.kz controls a majority of our voting power. Under Nasdaq listing rules, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company,” and such a company may elect not to comply with certain Nasdaq corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the corporate governance and nominations committee making decisions on compensation and nominations be composed entirely of independent directors and (iii) the requirements to have a compensation committee and that such committee be composed entirely of independent directors.

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

An active trading market for our ADSs may not be sustained to provide adequate liquidity, and acquisitions of ADSs by our controlling shareholder, Kaspi.kz, may reduce the liquidity of the market for our ADSs.

We cannot predict the extent to which investor interest in us will sustain an active trading market for our ADSs on Nasdaq or how liquid that market might remain. If an active trading market is not sustained, holders may have difficulty selling the ADSs that they purchase, and the value of such ADSs might be materially impaired.

The liquidity of the market for our ADSs may also be adversely impacted by acquisitions of ADSs by our controlling shareholder, Kaspi.kz. Since the Change of Control, Kaspi.kz has purchased a total of 14,038,032 ordinary shares represented by ADSs of the Company, representing 21.5% of outstanding ADSs. As of the date of this annual report, Kaspi.kz owns 85.66% of the Company’s outstanding share capital. Kaspi.kz may make further transactions in the Company’s ADSs, which may negatively affect the liquidity of the trading market for our ADSs, increase the price volatility of our ADSs and force us to delist if we are no longer able to meet the continued liquidity requirements imposed by Nasdaq. See “—We may not maintain our listing on Nasdaq, which could limit investors’ ability to make transactions in our ADSs and subject us to additional trading restrictions.”

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs.

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ADSs. For example, on November 17, 2025, the Company’s extraordinary general assembly meeting of shareholders approved a capital increase in an aggregate amount of TRY 4,171,960,010.85, of which TRY 7,168,458.80 were allocated to the nominal value of the newly issued shares and the remaining TRY 4,164,791,552.05 were allocated to the share premium. As a result, the nominal share capital of the Company was increased from TRY 65,199,658.00, divided into 325,998,290 shares to TRY 72,368,116.80, divided into 361,840,584 shares, while the nominal value of the shares remained unchanged at TRY 0.20 (20 Kuruş). The capital increase was duly registered with the Istanbul Trade Registry and announced at the Trade Registry Gazette on December 23, 2025. As ADS holders were not able to exercise pre-emptive rights in the capital increase, the transaction was dilutive to them. See “— Shareholders and ADS holders have in the past been unable to exercise preemptive rights and may again be unable to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.” We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to our ADSs. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance our existing indebtedness. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

We may need to carry out certain corporate actions, such as a capital increase, a capital reduction, accounting set-offs or similar actions or a combination thereof to maintain compliance with local capital adequacy rules, some of which may dilute the value of our outstanding ADSs.

We are subject to Turkish minimum capital adequacy rules. We may need to carry out certain corporate actions, such as capital increases, capital reductions, accounting set-offs or similar measures or a combination thereof to ensure that we comply with applicable requirements. Some remedial corporate actions could be dilutive to ADS holders or otherwise reduce the proportion of our share capital that is represented by ADSs, which could have an adverse impact on the price and liquidity of our ADSs. Additionally, any actual or perceived failure to comply with capital adequacy rules could have a material adverse impact on our reputation and could weaken investor confidence in our business. See “—We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs.” and “—Shareholders and ADS holders have in the past been unable to exercise preemptive rights and may again be unable to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.”

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

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for such securities. The trading price of our ADSs has been and may continue to be volatile and subject to wide price fluctuations in response to various factors, including:

●	the overall performance of the equity markets;
●	issuance of new or changed securities analysts’ reports or recommendations;
●	negative market perception of our performance as compared to our competitors;
●	additions or departures of key personnel;

●	sales of our ADSs or shares by us or our controlling shareholder or material purchases of our ADSs, or shares, by our controlling shareholder that reduce overall liquidity;
●	changes in law, litigation, regulatory and tax allegations, fines or proceedings that involve us or our subsidiaries;
●	general economic and geopolitical conditions, both globally and in Türkiye;
●	ongoing or future occurrences of natural disasters, epidemics or other catastrophic events, including acts of war;
●	changes in interest rates;
●	availability of capital;
●	shifts in market trends toward other types of investments, such as commodities; and
●	the market price of the ADSs of Kaspi.kz, our controlling shareholder.

These and other factors might cause the market price of our ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our ADSs could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. For example, we were named as a defendant in certain purported shareholder class action lawsuits which have been settled. See “—Risk Factors—Legal and Regulatory Risks—We have been and in the future may be involved in litigation, some of which could be material.” We may be involved in future litigation, which may have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, the price of our ADSs and trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us, our business or our industry. If one or more of the analysts who cover us downgrade our stock, the price of our ADSs will likely decline. If one or more of these analysts, or those who currently cover us, cease to cover us or fail to publish regular reports on us, interest in the purchase of our ADSs could decrease, which could cause the price of our ADSs or trading volume to decline.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs. As an ADS holder, you are not considered a shareholder under Turkish laws.

In accordance with Turkish laws, holders of our ADSs are not treated as one of our shareholders and do not have the same rights as our registered shareholders recorded in the share ledger of the Company. As a holder of our ADSs, you will not have any direct right to attend meetings of holders of our ordinary shares, including general assembly meetings of our shareholders, or to cast any votes at such meetings. Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by their ADSs only indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, including any general assembly meeting of our shareholders, if we so request, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights and distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us, (ii) a statement that such holder will be entitled to give the depositary instructions and (iii) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying the ADSs you hold. In addition, as a holder of ADSs, you are not entitled to attend the meeting of holders of our ordinary shares, including any general assembly meeting of our shareholders, and you are not entitled to exercise certain other rights granted to our shareholders unless you withdraw the underlying ordinary shares. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares and, after making a withdrawal request, you may experience administrative delays prior to receiving those ordinary shares. For example, as set out in U.S. rules, (i) you may experience temporary delays caused by the closing of the transfer books of the depositary or the Company or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) you may be subject to the payment of fees, taxes and similar charges and (iii) the processing of your request may be subject to administrative steps in compliance with any laws or governmental regulations relating to ADSs or to the withdrawal of ordinary shares, including review of necessary documentation by local Turkish counsel, the collection of tax- and other compliance-related information and board-level approvals, all of which may cause further customary delays.

Furthermore, we cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. Local trade registry office practices and interpretations of regulations governing proxy collection from ADS holders have been evolving and may be subject to further change from time to time. For example, the Trade Registry recently imposed additional documentation requirements and took longer to register the voting results of the general assembly meeting. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Shareholders and ADS holders have in the past been unable to exercise preemptive rights and may again be unable to exercise such rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.

In the event of an issuance of ordinary shares, including for purposes of a capital increase, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of a general assembly meeting of shareholders or by the board of directors, which is authorized to restrict preemptive rights under a registered capital system. This could cause existing shareholders and ADS holders to experience substantial dilution of their interest in us. For example, in connection with the share capital increase approved on November 17, 2025, the preemptive rights of The Bank of New York Mellon, the depositary for the holders of the ADSs, were disapplied. See “—We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs.”

In the future, we may continue to disapply shareholders’ preemptive rights in connection with additional share capital increases, if we determine that this is in the best interest of the Company. In the United States, we may be required to file a registration statement under the Securities Act to implement preemptive rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares or holders of ADSs to exercise such preemptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares or holders of ADSs to rely on it, as such steps may entail significant time and costs and expose the Company to additional potential liabilities associated with the offering. Accordingly, you may not be able to exercise preemptive rights on future issuances of ordinary shares, and, as a result, your percentage ownership interest in us would be diluted. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so through a rights offering in the United States.

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

It is unlikely that we will declare any dividends on our ordinary shares represented by our ADSs and, therefore, you must rely on price appreciation of our ordinary shares for a return on your investment; also, to the extent that we declare dividends, we will pay those dividends solely in Turkish Lira.

We do not currently anticipate paying any dividends. Instead, we intend to retain earnings, if any, for future operations and expansion. Any decision to declare and pay dividends in the future will be made at the discretion of our general assembly meeting of shareholders, acting pursuant to a proposal by our board of directors, and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our general assembly meeting of shareholders or board of directors may deem relevant. Accordingly, investors will most likely have to rely on sales of their ADSs, which may increase or decrease in value, as the only way to realize cash from their investment. There is no guarantee that the price of our ADSs will ever exceed the price that you paid.

Dividends may also be subject to limitations in the terms of our credit facility arrangements, and any dividends paid may provide our lenders with the right to accelerate outstanding amounts thereunder or result in an event of default. See “—Risks Relating to Our Business and Industry—Changes in our share ownership or other types of default could result in our inability to draw loans or cause acceleration or events of default under our indebtedness.”

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

Dividends paid to holders of the ADSs who are not tax residents of Türkiye will be subject to a 15% withholding tax.

Dividends payable by a joint stock company that has its legal and/or business center in Türkiye to shareholders (both individual and corporate) who are not tax residents of Türkiye (i.e., non residents), and who do not have a permanent establishment constituted in Türkiye through a permanent representative or place of business therein, are subject to a 15% withholding tax to be deducted by the Turkish corporation from the gross amount of dividend distribution to its shareholders. Dividends distributed to a legal entity in Türkiye (which should be already registered for corporate tax in Türkiye) are exempt from such withholding tax. There is a presumption that ADSs representing our ordinary shares are being held by non-resident holders that do not have a taxable presence in Türkiye, such as a permanent establishment constituted through a representative or place of business therein. Therefore, any dividends that we may decide to distribute in the future in respect of the ADSs will be subject to this 15% withholding tax for non-resident holders based on the corresponding gross amount of distribution, which could adversely affect the value of your investment. Türkiye’s tax treaties with different countries may provide reduced dividend withholding taxes, such as 5%; however, such reduced tax rates are not usually applicable to portfolio-type investments because of minimum shareholding ratio requirements stipulated in most of Türkiye’s tax treaties. Therefore, the final withholding tax burden for ADS holders should be determined by considering their tax residency status as well as other conditions in the respective tax treaties. See Item 10.E. “Additional Information—Taxation—Material Türkiye Tax Considerations.”

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

We are incorporated and conduct a substantial portion of our business and have substantial assets located in Türkiye. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal or state securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States. The liability of our directors and executives towards us and our shareholders will be governed by Turkish laws, as well as the shareholding rights of investors before the Turkish courts. Further, it is unclear whether an original lawsuit against us or our directors or executive officers based on U.S. federal or state securities laws can be enforced in Turkish courts. Moreover, Türkiye does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts. Therefore, even if a judgment were obtained against us or our management for matters arising under U.S. federal or state securities laws or other applicable U.S. federal or state law, it may not be possible to enforce such a judgment in Türkiye.

Furthermore, any claim against us that is denominated in a foreign currency would, upon pronouncement of our bankruptcy, only be payable in Turkish Lira, thereby shifting the currency exchange risk to you. The relevant exchange rate for determining the Turkish Lira amount of any such claim would be the Central Bank’s exchange rate for the purchase of the relevant currency, which is effective on the date when the relevant court’s decision on the bankruptcy is rendered in accordance with Turkish law. Such exchange rate may be less favorable to you than the rate of exchange prevailing at the relevant time.

We are a Turkish joint stock company. The rights of our shareholders under Turkish law may be different from the rights of shareholders under the laws of U.S. jurisdictions.

We are a Turkish joint stock company. Our corporate affairs are governed by our Articles of Association and by the Turkish Commercial Code (“TCC”). The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. See Item 16G. “Corporate Governance.” The rights of our shareholders and the fiduciary responsibilities of our directors under Turkish law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Türkiye has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as the State of Delaware, have more fulsome and judicially interpreted bodies of corporate law than Türkiye. For example, we are not aware of any reported class actions having been brought in Turkish courts. Such actions are ordinarily available in respect of U.S. corporations in U.S. courts. Additionally, as holders of our ADSs are not treated as shareholders under Turkish law, holders of ADSs may lack legal standing before Turkish courts to enforce certain rights held by shareholders. As a result, the holders of our ADSs could face different considerations in and have more difficulty protecting their interests in actions against our management, directors or controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our own interests may be limited if we are harmed in a manner that would otherwise give rise to jurisdiction in a U.S. federal or state court.

In the past, we have granted, and in the future we may grant, share-based compensation to our management and employees. Share-based compensation may cause your interest in the Company to be diluted and our employees’ interests to become excessively tied to the trading price of our ADSs.

From time to time, we have granted, and may in the future grant, share-based compensation to our management and employees. Share option plans for senior management and employees aim to increase their efficiency, align their interests with the interests of our shareholders and retain executives who commit to long-term earnings and short-term performance. If our shareholders or board of directors approve the issuance of new share option plans, you may be diluted in the event that the exercise price under such share option plan is lower than the trading price of our ordinary shares. In addition, new share option plans may cause the interests of our management to become excessively tied to the trading price of our ordinary shares, which may have an adverse impact on our business and financial condition.

On April 24, 2023, the board of directors adopted revisions to our Incentive Plan (as defined under Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan”), which were subsequently approved at the Company’s general assembly meeting, pursuant to which grants may be made to a larger pool of Plan Participants (as defined under Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan”). Certain Plan Participants have in the past been granted, and may in the future be granted awards of restricted stock units and performance stock units. For more information about our Incentive Plan, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Plan” and Note 26 audited consolidated financial statements included elsewhere in this annual report. See also “—We depend upon our senior management, our IT specialists and other talented employees to grow, operate and improve our business; if we fail to attract, retain and motivate key personnel, our business could be adversely affected.”

We may not maintain our listing on Nasdaq, which could limit investors’ ability to make transactions in our ADSs and subject us to additional trading restrictions.

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

In order to continue listing our ADSs on Nasdaq, we must also maintain compliance with certain liquidity requirements, including a minimum number and market value of publicly held shares and a minimum number of shareholders. Our controlling shareholder, Kaspi.kz, has purchased, in a number of privately negotiated transactions, ordinary shares represented by ADSs of the Company. As of the date of this annual report, Kaspi.kz owns 85.66% of the Company’s outstanding share capital. Kaspi.kz has stated that it re-examines its investment in the Company on a continuing basis and, as a result, may make further transactions in the Company’s ADSs, which may negatively affect the liquidity of the trading market for our ADSs, increase the price volatility of our ADSs and force us to delist if we are no longer able to meet the continued liquidity requirements imposed by Nasdaq. See “—An active trading market for our ADSs may not be sustained to provide adequate liquidity, and acquisitions of ADSs by our controlling shareholder, Kaspi.kz, may reduce the liquidity of the market for our ADSs.”

If Nasdaq delists our ADSs from trading on its exchange and we are not able to list our ADSs on another national securities exchange, we expect our ADSs could be quoted on an over-the-counter market. However, if we were to be delisted from Nasdaq, we could face significant material adverse consequences, including:

●	investors disposing of our ADSs;
●	a limited availability of market quotations for our ADSs;
●	reduced liquidity for our ADSs;
●	reduced availability of information concerning the trading prices and volume of our ADSs;
●	fewer broker-dealers willing to execute trades in our ADSs;
●	a determination that our ADSs represent a “penny stock,” which will require brokers trading in our ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ADSs;
●	a limited amount of news and analyst coverage;
●	a decreased ability to issue additional ADSs or obtain additional financing in the future; and
●	an increase in the number of Turkish investors holding our ordinary shares, which may cause us to no longer qualify as a private company under Turkish law, which would subject us to additional regulatory and disclosure requirements.

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

If we were no longer listed on Nasdaq, our ADSs may no longer qualify as “covered securities” for the purposes of Section 18(b) of the Securities Act and Rule 146 thereunder. As such, our ADSs would be subject to regulations in each state in which we may offer our securities, which would add additional complexity, time and expense to ensure compliance with the applicable state’s securities laws with respect to ADRs being purchased or sold in that state, which may have a material adverse effect on our business, financial condition and/or results of operations. An active, liquid trading market for our ADSs may not be maintained.

ITEM 4. INFORMATION ON THE COMPANY

A.      History and Development of the Company

Corporate Information

We were incorporated in İstanbul, Türkiye as a joint stock company on April 11, 2000, under the Turkish Commercial Code as D-MARKET Elektronik Hizmetler ve Ticaret A.Ş., and we operate primarily under our “Hepsiburada” brand name.

In July 2021, we completed our initial public offering and listed our ADSs on the Nasdaq Global Select Market under the symbol “HEPS.”

Our registered office is located at Kuştepe Mahallesi Mecidiyeköy Yolu Cadde, Trump Towers Tower 2, No: 12 Floor: 2 Şişli Istanbul, Türkiye. Our telephone number is +90 212 304 20 00. Our corporate website address is https://www.hepsiburada.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report. The SEC maintains a website at www.sec.gov that contains in electronic form, reports, and other information that we have filed electronically with the SEC. Our agent for service of process in the United States for U.S. federal security law purposes is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168, and the telephone number at this address is +1 800-221-0102.

Company History and Brand Development

In 2000, Hanzade Vasfiye Doğan Boyner founded our company as a 1P-based e-commerce platform. We became the first e-commerce platform in Türkiye to collect customers’ reviews, which enabled us to pursue a more customer-oriented approach.

Starting in 2010, we began widening the range of products we offer by not only introducing new categories such as home textile, cosmetics, and gardening, but also by increasing our product range in non-electronic categories such as fast moving consumer goods (FMCG), fashion, and home and garden. See Item 4.B. “—Business Overview—Our Business.” In the same year, we introduced the first “one click shopping” feature in Türkiye by becoming the first on-site audited and Payment Card Industry Data Security Standard (PCI DSS) certified firm in the Turkish e-commerce market.

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

In 2016, Hepsipay acquired its license as an e-money and payment services provider in Türkiye.

In 2017, we launched Hepsijet, our own delivery service which provides last-mile delivery services (inclusive of scheduled same day and next day delivery).

In 2021, we launched HepsiAd as part of our efforts to enhance the advertising capabilities of our online platform.

Also in 2021, we launched Hepsipay Cüzdanım (Hepsipay Wallet), an embedded digital wallet product on the Hepsiburada platform, and we completed the expansion of Hepsijet services across the 81 cities in Türkiye. Furthermore, Hepsijet rolled-out its two-man cargo handling service called Hepsijet XL in 13 cities.

On July 1, 2021, we became the first-ever Nasdaq-listed Turkish company.

In 2022, we acquired Doruk Finansman, a consumer finance company in Türkiye. In 2023, the company name of Doruk Finansman was changed to Hepsi Finansman A.Ş. (“Hepsi Finansman”).

In 2024, we granted our first consumer finance loan through Hepsi Finansman.

In 2025, we launched Hepsijet PRO, a business-to-business logistics service which enables companies to transfer their products between their stores and warehouses.

As of the date of this annual report, the principal market in which we operate is Türkiye and for the years ended December 31, 2025, 2024 and 2023, respectively, almost all of our revenue was generated from our operations performed in Türkiye.

2025 Change of Control

On October 17, 2024, our then-controlling shareholder, being Hanzade Vasfiye Doğan Boyner, our Founder, and Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan (collectively, the “Selling Shareholders”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Joint Stock Company Kaspi.kz (“Kaspi.kz”), a joint stock company incorporated under the laws of Kazakhstan, for all outstanding Class A shares and Class B shares of the Company held by the Selling Shareholders, corresponding to 65.41% of our share capital (the “Change of Control”). The Change of Control was subject to regulatory approvals of the Turkish Competition Board, the Banking Regulation and Supervision Agency, the Information Technologies and Communications Authority and the Central Bank of the Republic of Türkiye and was completed on January 29, 2025 (“Closing”), on which date Kaspi.kz became our new controlling shareholder. Following the Change of Control, in accordance with former Article 7/A of the Articles of Association, all outstanding Class A shares automatically converted into Class B shares. See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.”

In two transactions on November 17, 2025 and on January 9, 2026 respectively, TurkCommerce B.V. transferred its entire shareholding of the Company to Kaspi.kz and ceased to be a shareholder of the Company.

On November 17, 2025 the Company approved an increase of its share capital to a total of an aggregate amount of TRY 4,171,960,010.85, of which TRY 7,168,458.80 were allocated to the nominal value of the newly issued shares, and the remaining TRY 4,164,791,552.05 were allocated to the share premium.

Capital Expenditures

Please refer to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Material Cash Requirements—Capital Expenditures” for a description of our capital expenditures. See Item 4.B. “—Business Overview—Our Strategy” and Item 5. “Operating and Financial Review and Prospects—Key Factors Affecting Our Financial Condition and Results of Operations—Our Ability to Leverage our Growing Scale” for principal projects recently developed, in progress, and anticipated. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Anticipated Sources of Funds” for our methods of financing.

B.	Business Overview

We believe we are one of the leading commerce platforms in Türkiye and, as of December 31, 2025, we served approximately 11.8 million Active Customers with approximately 102.0 thousand Active Merchants. As of December 31, 2025, we had over 419 million SKUs, including variants (color, size, etc.) across 34 different product categories offered through a hybrid model combining a first-party Direct Sales model (1P model) and a third-party Marketplace model (3P model). We believe we offer a compelling value proposition, both for our customers and our merchants, including via our customer loyalty program, Hepsiburada Premium, our last-mile delivery and fulfillment services and diverse payment and affordability solutions.

Since the launch of our Marketplace in 2015, Hepsiburada has become a trustworthy partner for merchants in Türkiye. In 2025, our 3P-based Marketplace model accounted for approximately 68% of our GMV. We offer our merchants a seamless set of end-to-end e-commerce solutions which include our last-mile delivery services including oversized products delivery under Hepsijet, our fulfillment options under HepsiLojistik, affordability solutions for our consumers under Hepsipay and our advertising solutions under HepsiAd.

We believe powerful network effects are created by our leading brand, hybrid commerce model rooted in a unified 1P- and 3P-based catalogue, and strong customer and merchant value propositions. Our expanding selection of products and services, as well as price competitiveness, has allowed us to increase the Order Frequency on our platform to 7.4 in 2025, up from 6.8 in 2024 and 6.2 in 2023, which in turn draws more merchants and further enhances our customer value proposition. In addition, our proprietary data and insights collected over more than 25 years of e-commerce experience enable us to understand the needs of our customers and merchants and help us develop new services, and continuously innovate and strengthen our value proposition, reinforcing the network effects.

Our revenues increased by 13.4% to TRY 84.7 billion in the year ended December 31, 2025, from TRY 74.7 billion in the year ended December 31, 2024, and our GMV increased by 4.3% to TRY 257.5 billion in the year ended December 31, 2025, from TRY 246.9 billion in the year ended December 31, 2024, principally fueled by a 9.5% increase in the Number of Orders, partially offset by a 4.7% decrease in Average Order Value. For the year ended December 31, 2025, we had a net loss of TRY 5,699.2 million compared to a net loss of TRY 2,100.7 million for the year ended December 31, 2024. We had net cash provided by operating activities of TRY 11,284.4 million, TRY 7,457.8 million and TRY 9,485.2 million for fiscal years 2025, 2024 and 2023, respectively, while Free Cash Flow for the same periods was TRY 8,877.0 million, TRY 4,845.5 million and TRY 7,319.1 million.

Industry Overview

The Turkish e-commerce market has developed since the year 2000 through the adoption of online sales channels by traditional brick-and-mortar merchants, the establishment of new local e-commerce businesses, and the entry of global e-commerce companies via organic growth or acquisitions. According to the announcement made in February 2026 by the Turkish Ministry of Trade through the Electronic Commerce Information System (ETBİS), regarding the thresholds defined in the E-commerce Law, the e-commerce sector in Türkiye grew by 48.1% in 2025. ETBİS has not yet provided further details on the underlying factors behind the growth in 2025. The growth rate was derived based on the percentage change in e-commerce merchandising thresholds as regulated in the E-commerce Law No. 6563. In 2025, the e-commerce sector in Türkiye reached a total value of TRY 4,442 billion. In 2024, the sector recorded a volume of TRY 3,000 billion, of which 54.0% corresponded to retail e-commerce.

The strong historical growth of the e-commerce sector in Türkiye has been underpinned by: (1) a nationwide internet infrastructure with 90.9% internet penetration among the population between the ages of 16 and 74 in 2025, according to Turkstat, (2) high credit and debit card usage with 165% credit card penetration and 243% debit card penetration in 2025 according to BKM (where penetration is calculated by dividing the number of credit and debit cards, respectively, by the population of Türkiye), (3) well-established logistics infrastructure with high quality highways, railway networks, airports and seaports enabling nationwide delivery of orders, (4) a penetration rate of home internet access of 96.2% in 2025, and (5) an increase in individuals purchasing or ordering goods or services for private use online to 55.7% in 2025 from 51.7% in 2024, according to Information and Communication Technologies Authority, ICTA.

Hepsiburada was among the first e-commerce businesses in Türkiye, starting operations in 2000. Since then, in the Company’s estimate, Hepsiburada has grown to become one of the leading players in the market.

Our primary competition in Türkiye consists of domestic and international e-commerce marketplaces and omni-channel retailers operating online and offline. Certain competitors focus on broad marketplace models, while others operate specialized or category-focused platforms, including quick commerce and grocery delivery. In addition, a significant portion of retail sales in Türkiye continues to take place through offline channels, and we therefore also compete with traditional brick-and-mortar retailers and omni-channel players for consumers and sellers.

Our Strategy

At Hepsiburada, we are driven by our mission to improve people’s lives by developing innovative products and services.

Beginning in 2025, we refined our strategic focus to accelerate growth and strengthen our competitive positioning. Our strategy centers on improving customer and merchant experience and increasing operational efficiency across our ecosystem.

During 2025, we prioritized enhancements to our delivery proposition, customer engagement, investments in marketing and improvements to our product and mobile experience.

Overall, we believe that disciplined execution of these priorities will support growth, while allowing us to remain responsive to macroeconomic and market conditions.

Our Business

We operate on a hybrid business model which combines 3P and 1P models. Our core business, sales of products on our online platform, is primarily run on the “3P” or “third-party” model marketplace (the “Marketplace”) that we launched in late 2015 (see “—Marketplace”). Alongside the Marketplace, we list and sell products on our platform where “Hepsiburada” is the seller, also known as “1P” or “first party” model, where suppliers (vendors) directly sell products to us on a wholesale basis, and we then store and sell such products to customers (“Direct Sales”) (see “—Direct Sales”). We also generate part of our revenues from delivery services and other services.

For the year ended December 31, 2025, we generated a total of TRY 84.7 billion in revenue, up from TRY 74.7 billion and TRY 67.2 billion for the years ended December 31, 2024 and 2023, respectively. Of our total revenues for the year ended December 31, 2025, TRY 57.1 billion (67.5% of total revenue) were derived from Direct Sales, TRY 9.9 billion (11.7% of total revenue) from Marketplace sales, TRY 12.3 billion (14.6% of total revenue) from delivery services and TRY 5.3 billion (6.3% of total revenue) from other services, compared to TRY 50.5 billion and TRY 49.8 billion from Direct Sales, TRY 9.5 billion and TRY 8.5 billion from Marketplace sales, TRY 10.3 billion and TRY 6.8 billion from delivery services and TRY 4.4 billion and TRY 2.1 billion from other services, in the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2025, we generated TRY 257.5 billion GMV of which 3P accounted for approximately 68.4%.

Our revenues from sales outside Türkiye were not material in the three years ended December 31, 2025.

Marketplace

Overview

Our Marketplace enables us to connect users seeking to buy products with merchants offering a wide assortment of products. In our Marketplace, merchants who register on our online platform set up their own stores and list and sell their products. As of December 31, 2025, we had approximately 102.0 thousand Active Merchants operating in our Marketplace. As of December 31, 2025, 2024, and 2023, our Marketplace GMV represented approximately 68.4%, 69.8% and 66.9% of our GMV, respectively.

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

Merchants

We classify legal entities setting up their own stores, listing their products and selling through our marketplace platform as merchants, and further classify them as Active Merchants as described above. As of December 31, 2025, 2024 and 2023 we had approximately 102.0 thousand, 100.2 thousand and 101.5 thousand Active Merchants, respectively. As of December 31, 2025, of our approximately 102.0 thousand Active Merchants, approximately 99.9 thousand were small and medium enterprises (“SMEs”), and the remaining approximately 2.2 thousand Active Merchants we consider to be key account merchants. Key account merchants are those that enable us to provide products from top brands at high volumes and quality, while SMEs provide us with product assortment and variety.

Under our merchant agreements, we collect payment from customers on behalf of our merchants, which is then payable by us to our merchants after deducting relevant commissions, fees and other charges. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Merchants may also elect to finance the amount payable by using our supplier and merchant financing services to receive payment in a shorter timeframe.

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

We may unilaterally suspend a merchant’s account under certain circumstances explicitly stated under the agreement, including when the merchant’s service quality (based on customer feedback and delivery performance) has fallen to a level stipulated under the agreement that warrants suspension, the merchant is in default in respect of its payments to us, or its product listings are found to be misleading or inaccurate. We detect misleading or inaccurate listings through our periodic reviews or receipt of complaints from our customers or trademark/brand owners, as well as through review requests from official authorities. We also examine and evaluate any claims that a merchant is engaged in unlawful or illegal activity or has posted unlawful or illegal content. If it appears that there has been a violation of law or our terms of services, we stop the sale and remove the unlawful content or goods and services from our platform. We also have the right to immediately terminate our agreement with any merchant without giving any notice in case of violation of any relevant legislation, including infringements of third-party intellectual property rights and the sale of counterfeit products. In our Marketplace, each merchant is individually rated, based on an algorithm combining customer feedback, timely dispatch of products sold, and fulfillment of the merchant’s obligations towards us. Ratings of each merchant that has fulfilled a minimum of 10 orders are displayed publicly along with the products they list. In addition, the merchant’s individual store can be viewed, and all products listed by such merchant can be separately viewed by our users and customers, along with the complete tradename, Turkish central commercial registration system (MERSİS) number and the city where their headquarters are located.

In addition to our online platform, Marketplace merchants benefit from our “integrated ecosystem,” which provides the merchants with a wide range of end-to-end solutions, including,

(i)	seamless last-mile delivery (i.e., Hepsijet), see “—Strategic Assets—Hepsijet”;
(ii)	fulfillment solutions (i.e., HepsiLojistik), see “—Business Overview—Order Fulfillment”; and
(iii)	advanced targeting and onsite advertisement solutions (i.e., HepsiAd), see “—Business Overview—Advertising Solutions Through HepsiAd.”

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

Merchant Portal and Application

Our merchant portal is an interface through which our merchants control their listings and pricings, manage orders and sales, manage campaigns, track receivables, and benefit from online training courses on how to use our platform and increase their e-commerce sales (through our merchant training portal, Hepsiburada My Business Partner Academy). Our merchant portal is designed to provide our merchants with a fast and efficient tool to manage their operations on our Marketplace to ensure an improved merchant experience and promote a highly engaged merchant base.

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

Both the portal and the application feature a dedicated “Advertisement Management” tab, allowing merchants to independently manage their advertising campaigns. This tool provides access to various advertising products designed to boost product visibility and traffic. Merchants have full control over advertising solutions, enabling them to set budgets, determine bids and select promotional content.

Direct Sales

We began our operations with 1P model Direct Sales in 2000. As of December 31, 2025, 2024 and 2023, Direct Sales represented 31.6%, 30.2% and 33.1% of our GMV, respectively.

For our Direct Sales business, we purchase, and usually hold, inventory for a selection of products in our fulfillment centers or suppliers’ warehouses to be sold directly to customers. We have dedicated sales teams that identify and track demand for products in each product category on our platform. As our platform offers a competitive market for products, the same products may be sold by us on a Direct Sales basis and by our merchants on the Marketplace at the same time on a single catalogue (Buy Box) basis. Our single catalogue operates on an impartial basis, and it ranks both Hepsiburada (as a merchant) and third-party merchants using the same criteria.

We source products in bulk and aim to leverage our bargaining power as a leading and trustworthy e-commerce platform and our direct business relationships with our suppliers to obtain competitive prices. We purchase inventory for our Direct Sales with one of three general types of payment terms: purchase basis, consignment basis, or “sell and pay” (i.e., similar to the consignment basis but with payment due within 15 to 90 days after the inventory is sold) basis. Generally, we pay for inventory purchased on a purchase basis within a period of time after the inventory arrives at our fulfillment centers. The acquisition of inventory on a consignment or “sell and pay” basis allows us to use the proceeds of the sale of products to pay for the inventory of the products. Having a mix of these payment terms gives us additional financial headroom for better cash management.

In our online platform, Hepsiburada appears as the merchant for products sold via Direct Sales. We track available pricing information to level our prices for products sold through Direct Sales against the most competitive prices offered for the same or similar products that can be found in the wider Turkish e-commerce market.

Like all products sold through our Marketplace, products sold through Direct Sales are fulfilled at our fulfillment centers or suppliers’ warehouses and channeled to the relevant sorting hubs. From our fulfillment centers, parcels are delivered to customers through our various last-mile delivery channels i.e., through our own delivery last-mile solution, Hepsijet or other cargo firms.

Suppliers

In our Direct Sales business, we benefit from long-lasting relationships that we have built with a wide range of our suppliers, who are either owners or distributors of global and local brands. We make strategic procurements based on seasonality and competition through our dedicated teams and machine learning based procurement models. In addition, we enjoy direct procurement from key brands such as Apple, Casper, Samsung, Tefal, P&G, Unilever, Spigen, Huawei Türkiye, Phillips, Vestel, Puma, Adidas and SharkNinja, both for new launches and existing products, enabling us to offer high-demand products through our Direct Sales simultaneously with the original equipment manufacturers as well as the ability to partner to offer value-added services, such as trade-in options for Apple and Samsung products, among others, and chat support from live agents from several well-known brands, including Apple, Lenovo and HP.

In our Direct Sales business, we aim to maintain a cash generating and profitable inventory of products and implement a well-defined and structured forecasting process to ensure efficient demand planning.

Product Assortment

We offer a wide assortment of products on our platform and intend to continue expanding our catalog to strengthen our position as a one-stop shop for all of our customers’ shopping needs. As of December 31, 2025, there were over 419 million SKUs across 34 different product categories grouped under nine major domains on our platform. We organize the listings in our Marketplace in what we believe is an intuitive and easy-to-use directory that facilitates browsing and viewing of listings.

For our Direct Sales, our commercial team decides on the content of the Direct Sales inventory based on certain strategic and financial criteria including profitability, ease of procurement, competitiveness, seasonality, consumer demand as well as operational capability.

We categorize our GMV by domains. As of the date of this annual report, listings on our platform cover the following selection domains:

●	Appliances: This domain includes consumer electronics (TV), major domestic appliances (MDA) and small domestic appliances (SDA).
●	Mobile: This domain includes mobile phones and, since 2024, tablets, wearable technology and mobile accessories.
●	Fashion and Lifestyle: This domain includes apparel, shoes and bags, outdoor wear, sports equipment, watches, accessories, sunglasses and jewelry. Until 2025, gold was included in this domain.
●	Home and Garden: This domain includes home textile, furniture and kitchenware

●	Technology: This domain includes computers, cameras and, since 2024, (non-TV) gaming consoles, home improvement products and automobile accessories and parts.
●	Supermarket: This domain includes fast moving consumer goods (FMCG), pet shop and, since 2024, food & beverage. Until 2025, health and beauty, mother and baby and cosmetics were included in this domain.
●	Gold: This domain includes gold products. Since 2025, gold is listed as a separate domain.
●	Beauty: This domain includes health and beauty and cosmetics. Since 2025, beauty is listed as a separate domain.
●	Books and Hobbies: This domain includes books, toys, stationery, games, musical instruments, mother and baby products and digital products, such as sweepstakes and gamified lotteries, and more. Until 2024, gaming consoles, wearable technology and consumer electronics were included in this domain.

Customers

We define all persons accessing our online platform (either through our website or mobile application) as users. Users are able to view all the content of our online platform and buy products without the need to register. If users choose to register, we define such registered users as members. We classify users (either registered or unregistered) who purchased an item on our Marketplace or through Direct Sales within the 12-month period preceding the relevant date, as Active Customers. In 2025, we changed the definition of Active Customers to exclude orders for digital products and orders made on HepsiExpress. See Item 5. “Operating and Financial Review and Prospects—Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures” for more information.

As of December 31, 2025, 2024 and 2023, we had approximately 11.8 million, 11.8 million and 11.6 million Active Customers for each respective period.

Hepsiburada Premium

Hepsiburada Premium is a subscription-based loyalty program launched in 2022. An annual membership option was introduced in 2023. As of December 31, 2025, we had 3.5 million Hepsiburada Premium members.

Hepsiburada Premium members have access to a range of benefits including but not limited to free delivery, 3% cashback (with a ceiling of TRY 25 per order) and subscription to a paid-TV channel called HBO Max for a monthly subscription fee of TRY 69.90 as of the date of this annual report. In July 2024, we partnered with Warner Bros. Discovery to extend the offering of a HBO Max subscription as a privilege for Hepsiburada Premium members.

We value this program for its higher engagement and Order Frequency generated among its members. Our data in the fourth quarter of 2025 indicated that Premium customers’ monthly Order Frequency was 1.5 times the frequency they generated before joining the program.

In January 2024, we launched a Hepsiburada Premium co-branded credit card with one of the leading banks of Türkiye, Yapı Kredi Bank, which offers its users attractive benefits.

Data and Personalization

We leverage comprehensive user and transaction data to enhance the relevance and effectiveness of our products, services and marketing activities. By analyzing consumer behavior and spending patterns across our ecosystem, we generate actionable insights that support personalized customer engagement, strengthen retention and increase transaction frequency.

Customer Payment Methods

Customers can pay for their purchases on our platform through the Hepsipay payment gateway with their Hepsipay e-money account, with loyalty points accumulated in their Hepsipay Wallet, with their credit card (either stored in their wallet or via an instant new card entry), with loyalty points accumulated under their affiliated credit card program with certain banks, with their debit card (either stored in their wallet or via an instant new card entry), with the buy-now-pay-later option, with an instant shopping loan through banks and Hepsi Finansman, in addition to having the option to pay by instant money-transfer (enabling transfers through the interfaces of selected banks), or digital wallets of selected banks. Furthermore, customers are able to pay via multiple credit cards in case their credit limits are insufficient to place an order with a single credit card.

Customers have five different methods to make their purchases in installments: installments through their credit cards (which can be with or without interest depending on the basket size and number of installments), installments through their digital wallets, buy-now-pay-later, instant shopping loans and general purpose loans. From time to time, we offer a “buy now start paying in 2 or 3 months” feature as an additional payment deferral option for credit cards (supported by most of our partner banks). Instant shopping loans at point of sale and general purpose loans through Hepsipay are provided through integrations with several leading banks. Customers have the option to spend their general purpose loans on the Hepsiburada platform via their Hepsipay Wallet balance or outside of the Hepsiburada platform by applying the loans to top up their e-wallets and using the balance on their Hepsipay prepaid card. Depending on the payment method, and the campaign period in the year, the customer might bear the cost of a payment deferral or might be provided an interest free deferral option.

In order to provide instant shopping loans at point of sale, we act as the intermediary between leading Turkish banks that we have agreements with and the customers. We receive a commission based on the amount of the loan from the banks once the loan is drawn by our customers.

Under the buy-now-pay-later service, customers can select to pay in up to 12 installments (lower in some categories where regulations limit the number of installments) that are collected automatically from the customer’s credit or debit cards. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are subject to credit risk of our borrowers in relation to our Buy-Now-Pay-Later solution and consumer finance loan offering.”

Platform

Our online platform can be accessed via our website and our mobile applications providing our users constant real time access to our unified catalogue and tools at any time and in any place. All of our access channels offer the same listings ensuring a consistent offering and user experience.

For the years ended December 31, 2025, 2024 and 2023, we received 90%, 91% and 91%, respectively, of total user traffic through mobile access channels (mobile application and mobile website) with the remainder through the desktop website.

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

Mobile Channels

In 2011, along with our custom mobile website, we launched our iOS application and Android application. We released our first in-house developed mobile applications in 2014, and since then, our internal mobile application teams have developed and released all application versions in both iOS and Android platforms.

Fees and Charges

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

The delivery fee charged to a customer depends on the delivery method, product volume and transaction amount. As of December 31, 2025, delivery fees were waived for all orders for Hepsiburada Premium members. See “—Hepsiburada Premium.”

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

Accordingly, our Marketplace operations use either the HepsiLojistik model or FBM model, and our Direct Sales operations use either the HepsiLojistik model or Drop-shipping model.

In our Marketplace operations, our FBM and HepsiLojistik models provide our merchants with the flexibility to choose a fulfillment and delivery method that best suits their business. With our FBM model, merchants list their products on our Marketplace, while storage and order fulfillment are handled directly from their own warehouse facilities. Upon purchase, the parcel is transferred to the appropriate delivery channel, and either we carry out the “last-mile” delivery of the parcel to the customer or the merchant procures logistics services through third-party cargo companies.

We launched the HepsiLojistik model in late 2020. Through the HepsiLojistik model, we provide fulfillment services on behalf of merchants through our fulfillment and logistics infrastructure, using all our fulfillment centers across Türkiye which provide 24/7 fulfillment operations capability. As of December 31, 2025, we provide fulfillment services to 124 companies.

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

(ii)

same day/next day scheduled delivery and Sunday delivery through Hepsijet, where our customers (except for Hepsiburada Premium members) pay additional delivery fees (in the case of FBM, the merchant must be a member to our Hepsijet services); and

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

We also offer two-man cargo handling service through Hepsijet, which we refer to as Hepsijet XL, addressing the need for high quality and reliable service in that segment. Since 2023, Hepsijet provides this service in all 81 cities in Türkiye. Hepsijet also offers scheduled return pick-up for such oversized products. In 2025, Hepsijet started a business-to-business logistics service, “Hepsijet PRO”. Prior to 2025, Hepsijet XL had only business-to-consumer operations.

For the years ended December 31, 2025, 2024 and 2023, we, as Hepsiburada, delivered approximately 107 million, 98 million and 91 million packages, respectively. This represented a year-to-year increase of 9% from 2024 to 2025 and 8% from 2023 to 2024.

Marketing

We have dedicated marketing teams that cover our advertising and marketing needs across all product categories and channels. Our marketing is designed to explicitly address brand marketing, customer engagement, performance marketing, commercial marketing and influencer marketing functions across teams. Accordingly, our key marketing functions include the following:

(i)Brand marketing: Our brand marketing capabilities include our efforts across marketing communications, in-house creative production and an agency network.

(ii)Customer engagement: We aim to maximize the engagement of each customer by offering them a personalized experience. Our teams develop advanced journeys (e.g., welcome, cross-sell, churn management, reactivation), which are supported by a data-driven approach across channels. We have a dedicated Hepsiburada Premium team offering a differentiated service to premium subscribers in all touchpoints.

(iii)Performance marketing: Our performance marketing team leverages paid digital media to stimulate growth based on an integrated marketing-tech ecosystem. They utilize mobile, search, social and other digital channels in an integrated approach to attract relevant customers in a targeted way. For this purpose, we designed a holistic data system, which enables tracking and improvement capabilities, supported with customized attribution models.

(iv)Commercial marketing: Our commercial marketing capabilities are deeply integrated into daily sales operations and include campaign management, trade marketing and influencer marketing efforts. Our sales team comprises individual units each dedicated to specific product categories and operate based on key performance indicators driving growth.

(v)Influencer marketing: We work with 35 thousand influencers under a revenue share model where our influencers generate commission income based on our sales generated through them. We also make use of a “social commerce” model. Any platform members can share products from our platform with their community and earn cash points when others make purchases through their link. These cash points can be redeemed on our platform to pay for items in lieu of cash. In the year ended December 31, 2025, there were over 2 million such sharings that resulted in completed sales transactions.

We allocate a majority of our marketing budget to online marketing channels with a smaller proportion being allocated to offline marketing channels (e.g., billboards).

See “—Customers—Customer Payment Methods” for installment payment options advertised and offered to our customers.

Advertising Solutions Through HepsiAd

We offer advertisement services and technologies to merchants and suppliers through banners, video ads, search monetization and first-party data targeting options placed on our main page and certain high-traffic sub-sections of our online platform and application. We also have an Adtech solution which we partnered with Google to create using Google’s Ad infrastructure. This solution uses Hepsiburada’s first party cookie data to create collaborative campaigns with brands to maximize their efficiency and the effectiveness of their acquisition of new customers. HepsiAd operates as an integrated function of our core business and through our merchant portal.

Over time, we have improved the performance of our product ads, expanding merchants’ ads inventory on search and display monetization, as well as providing a reporting dashboard analytics and insights offering to merchants. In 2025, we continued monetizing our advertisement services by increasing the adoption of HepsiAd’s solutions by our merchants. During the year ended December 31, 2025, around 43 thousand merchants used our advertising solutions.

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

Hepsijet

See “—Logistics Infrastructure—Last-mile Delivery.”

Hepsipay

Hepsipay is the flagship company of our financial services operations, which also include Hepsi Finansal, Hepsi Finansman in addition to Hepsipay.

Hepsipay acquired its license as an e-money and payment services provider in Türkiye in 2016 to provide a wide range of services to Hepsiburada.

We launched Hepsipay Wallet in 2021 as an embedded wallet that enables payments on our platform. Hepsipay Wallet offers customers innovative payment solutions and services such as multi-credit card payment, stored credit cards, prepaid card, charge to mobile phone billing, secure payments, money transfers to other wallet customers, and cashback promotions through our Hepsiburada Premium program. Since its debut, Hepsipay Wallet has continued its penetration within our platform, recording 20.6 million Hepsipay Wallet customers (representing those users who have opened their wallet account by giving the required consent to Hepsipay) as of December 31, 2025.

As part of our plans to externalize our services, in May 2023, Hepsipay launched the Hepsipay prepaid card available through the Hepsipay Wallet, targeting also physical retail points in Türkiye. As of December 31, 2025, approximately 2.8 million Hepsipay prepaid cards had been issued through the Hepsiburada mobile app.

In January 2024, we launched our consumer finance offering through Hepsi Finansman, in addition to those offered by leading banks already available through our platform. With our own consumer finance company, we believe we leverage the shopping behavior of Hepsiburada customers in our credit decisions and provide a seamless, custom-made user experience to our customers, while extending loans with more favorable payments terms compared to “Buy-Now-Pay-Later”, which we started offering in 2022.

Complementary Businesses

HepsiGlobal

HepsiGlobal was launched in 2020 and designed as an international platform to enable cross-border sales operations. Hepsiburada Global B.V. was incorporated in 2023 in the Netherlands with the goal of facilitating our integration with European payment solutions and marketplaces. Hepsiburada Global Elektronik Hizmetler was established as a subsidiary in Türkiye in 2024 with the goal of facilitating our global expansion activities and cross-border e-commerce operations.

In 2023, we initiated a strategic testing phase for our business model in the Azerbaijani market, which was discontinued in 2025. In early 2024, we tested a similar model in Ukraine, which we terminated later in the year as a strategic commercial decision.

In 2025, we decided to discontinue the inbound operations of HepsiGlobal due to regulatory changes.

Logistics Infrastructure

Fulfillment Center Network

As of December 31, 2025, our logistics infrastructure comprised a network of 10 principal fulfillment centers operated by D-Market and D-Fast across Türkiye, including our Gebze fulfillment center which is one of the largest dedicated e-commerce operation centers in the region. These principal fulfillment centers encompassed a total area of around 187 thousand square meters as of December 31, 2025. As of December 31, 2025, we have 24 transfer centers which are central to our infrastructure.

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

Last-mile Delivery

To complement our logistics infrastructure responsible for delivery and fulfillment, we also provide last-mile delivery services, which is the delivery of the products to their final destination from our fulfillment centers (for Direct Sales and Marketplace operations run on a HepsiLojistik model basis) or from our merchants’ warehouses (for Marketplace operations run on a FBM basis). We also serve external third parties (i.e., parties that are not our merchants or our customers) as a last-mile delivery service (which represented approximately 40.4% of the total volume handled by Hepsijet in 2025).

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

As of December 31, 2025, Hepsijet operated in all 81 cities in Türkiye with 258 cross-docks. During 2025, Hepsijet continued its focus on increasing its Marketplace penetration and its average delivery time.

Our 4,721 carriers (i.e., motorcycle and truck carriers) as of December 31, 2025 are independent contractors, and we also subcontract additional carriers as necessary through several delivery services providers.

Through Hepsijet, we provide a return pick-up service at the customers’ addresses by appointment across the country at no additional fee (subject to certain exceptions). Hepsijet also enables us to offer same-day and next-day delivery by appointment services for an extra delivery fee. In 2022, we registered a new patent for Hepsijet’s multi-vehicle route optimization technology. This solution creates a model according to the priority of the shipments and distance matrix between the delivery and receiving points of the orders. In 2025, we launched our Sunday delivery service.

In 2025, we also launched Hepsijet PRO, a business-to-business logistics service which enables companies to transfer their products between their stores and warehouses.

Hepsijet also provides a two-man cargo handling service, which we refer to as “Hepsijet XL,” in all 81 cities in Türkiye since February 2022. Hepsijet offers scheduled return pick-up also for such oversized products.

PUDO Points (HepsiMat)

As part of our delivery services, we have a network of customer collection points (referred to as PUDO points in this annual report or HepsiMat) from which our customers are able to pick up their purchases or, at some of them, drop off their returns. As of December 31, 2025, we had 8,642 HepsiMat points located in all 81 cities in Türkiye. Our HepsiMat points are generally located in parcel drop off service points of other delivery companies, distributor networks of other retailers, and gas stations.

Technology

Organization and Culture

Our business has been driven by technology and data since its inception, and we aim to leverage data and technology to provide the best experience to our users. Our engineering and technology teams focus on security, availability, scalability and performance of our technology infrastructure while preparing new product features across our website and mobile applications. Our technology department is essential to our ability to implement our strategy and maintain our position in the Turkish e-commerce market.

As of December 31, 2025, we had 783 employees dedicated to technology operations (646 of which are part of the “Hepsiburada technology” team, with the remaining employees being part of the “Hepsiburada operations” team which partly comprises the Hepsijet technology team). Our technology operations are directly supported by our four state-registered research and development centers in strong cooperation with leading Turkish universities.

Technology Infrastructure

We rely on two separate and synchronized data centers located in Istanbul and Kocaeli, Türkiye which help ensure operational continuity. We own and operate the server hardware, network, storage devices and backup systems in both data centers. We employ redundancy architectures, outage procedures and data protection practices on all our technology systems. As part of our technology infrastructure, we established an incident management team that monitors, documents and addresses all incidents and alerts across the online platform on a 24/7 basis. In order to maintain capacity management flexibility, we have established access to cloud systems allowing us to utilize cloud services whenever extra capacity is needed.

In connection with the operation of our data centers and backup systems, we work directly with the two major internet service providers of Türkiye. We receive data center service from Superonline İletişim Hizmetleri A.Ş. (“Turkcell Superonline”) and Türk Telekomünikasyon A.Ş. (“Türk Telekom”), who together provide over 80% of Türkiye’s internet services. If services were to be disrupted with one of these two providers, we would rely on the other to continue our operations. We entered into a framework agreement with Turkcell Superonline dated May 24, 2021, under which we may from time to time contract for services, such as for necessary infrastructure and devices. We entered into a server hosting service agreement with Türk Telekom dated June 19, 2017, with an indefinite term that we may terminate at any time upon written notice to Türk Telekom. On January 1, 2023, we signed an additional agreement with Türk Telekom and TTNET A.Ş. regarding the provision of server hosting and data center access services.

In addition, on December 11, 2025, we entered into a framework agreement for colocation and data center services with Equinix Turkey Data Merkezi Üretim İnşaat Sanayi ve Ticaret A.Ş. (“Equinix”), a global provider of carrier-neutral data center infrastructure. Under this framework agreement, we may from time to time contract for data center space, power, cooling, physical security, and related infrastructure services through individual product orders. These services would support the hosting of our own servers and systems and complement our data center and redundancy strategy. While commercial operations have not yet begun under this framework agreement, we may utilize Equinix’s colocation and data center services in the future.

Product

Our technology teams develop almost all key functions and features of our online platform with in-house capabilities. From time to time, such teams use selected third-party tools and technologies such as SAP (system application and products in data processing).

We design and develop our products with a focus on security, scalability and the ability to provide reliable and uninterrupted services. We continuously enhance our platform by introducing new capabilities powered by data analytics, including search optimization and recommendation systems, to improve user experience and operational effectiveness.

Our technology infrastructure’s ability to scale quickly and efficiently has been tested and showed strong performance in peak seasons such as Legendary Friday and unexpected demand shifts such as the COVID-19 pandemic, and provides sufficient scalability for us to direct fulfillment operations among our fulfillment centers in case of a disruption.

Cybersecurity

For a description of our cybersecurity risk management, strategy, and governance, see Item 16K. “Cybersecurity.”

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

We rely on our trademark to protect our brand name and logo, which is used on our online platform, internal and external communications, corporate identity and invoices. Our “hepsiburada” and “hepsiburada.com,” as well as our “hepsiglobal,” “hepsijet,” “hepsipay,” “hepsifinans,” “hepsifinansman,” “hepsiexpress/hepsiburada market,” “hepsimat,” “hepsiad,” “hepsilojistik,” “hepsiburada işortağım” and “hepsifly/hepsiburada seyahat” brands and logos are protected as registered trademarks with the Turkish Patent and Trademark Office (“TPTO”) under various classes and forms, and we own the “hepsiburada.com,” “hepsipay.com.tr,” “hepsipay.com,” “hepsifinansman.com,” “hepsifinans.com,” “hepsijet.com.tr,” “hepsijet.com,” “hepsiad.com,” “hepsilojistik.net,” “hepsiburadaisortagim.com,” “hepsiburadaseyahat.com,” “hepsiexpress.com.tr,” “hepsiexpress.com,” “hepsifly.com.tr,” “hepsifly.com,” “hepsiglobal.com” and “hepsiglobal.com.tr” domain names.

To protect our intellectual property rights, we register trademarks that have adjacent orthography or are related to our business operations. As of December 31, 2025, we had 599 registered trademarks with the TPTO (excluding our subsidiaries’ trademarks). In addition, our “Hepsiburada.com” trademark is registered with the TPTO as a well-known trademark providing us with enhanced protection in other business activity classes in Türkiye. If we detect any breach of our intellectual property rights by third parties, in particular breaches related to our trademark, we actively seek to take appropriate protective measures.

Along with our existing trademarks and pending trademark filings, certain components of our website and mobile applications, including the design, codes, website and mobile application contents, images, software integrations and interfaces are under copyright protection under Turkish copyright regulations. As of December 31, 2025, we held three patents in Türkiye as D-Market and two patents as Hepsijet. As of the same date, we also had thirteen pending patent applications as D-Market as well as three pending patent applications as Hepsijet.

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

(iv)

The Law on Regulation of E-Commerce (Law No. 6563) published in the Official Gazette dated November 5, 2014, and numbered 29166 (the “E-Commerce Law”) is applicable to all of our online services to the extent we provide commercial services to our users through our online platform. We are classified as an “electronic commerce intermediary service provider” and “electronic commerce service provider” according to the E-Commerce Law, subjecting us to various obligations, including in relation to notifications, commercial communications, and other e-communications envisaged under the E-Commerce Law.

On July 1, 2022, the Turkish Parliament approved an amendment to the E-Commerce Law with the aim of preventing unfair competition, a harmful competitive environment, and monopolistic commercial practices in the Turkish e-commerce market. The amendments were announced in the Official Gazette on July 7, 2022. The E-Commerce Law was further amended on October 30, 2024. The Regulation on Electronic Commerce Intermediary Service Providers and Electronic Commerce Service Providers (“E-Commerce Regulation”) was announced in the Official Gazette numbered 32058 on December 29, 2022. The E-Commerce Regulation has replaced the Regulation on Service Providers and Intermediary Service Providers in E-Commerce published in the Official Gazette dated August 26, 2015, and numbered 29457. The E-Commerce Regulation was further amended on March 8, 2025. We are required to comply with various provisions under the E-Commerce Law and E-Commerce Regulation and may face administrative fines which varies based on the nature of the non-compliance. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Türkiye—Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.”

The provisions of the amendments of both the E-Commerce Law and the E-Commerce Regulation, which may apply to us acting as an electronic commerce intermediary service provider, include but are not limited to the following:

●	In the E-Commerce Law, electronic commerce intermediary service providers are classified according to their net transaction volumes referring to the sum of the values of final invoices or invoice substitute documents (excluding cancellations and returns) that must be issued for the contracts made and orders placed in a certain period through the electronic commerce marketplaces where electronic commerce intermediary service provider provides intermediary services, or, for electronic commerce service providers, its own electronic commerce environments that do not qualify as electronic commerce marketplaces. Hepsiburada’s Net Transaction Volume in 2025 was below the TRY 237,542.9 million threshold.
●	For all electronic commerce intermediary service providers:
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

●	Furthermore, a new obligation was introduced for electronic commerce intermediary service providers operating in Türkiye whose Net Transaction Volume is over TRY 79,181.0 million in a calendar year and the number of transactions (excluding cancellations and returns) is over one hundred thousand, to obtain and annually renew an e-commerce license upon payment of a license fee.

The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Volume derived from within Türkiye for the prior calendar year such that the effective license fee applied would be the sum of progressively higher proportions of the electronic commerce intermediary service provider’s Net Transaction Volume exceeding the thresholds specified in the E-Commerce Law. For example, where the Net Transaction Volume is between TRY 79,181.0 million and TRY 158,361.9 million, the license fee is calculated as the three per ten thousand of the amount exceeding TRY 79,181.0 million. In case Net Transaction Volume is between TRY 158,361.9 million and TRY 237,542.9 million, the license fee is the sum of the above amount, plus five per thousand of the part exceeding TRY 158,361.9 million.

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

This provision went into effect on January 1, 2025. We paid a license fee in the amount of TRY 211.2 million on March 25, 2026.

●	For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 79,181.0 million: (in addition to the restrictions above) a prohibition on providing accessibility between their own electronic commerce environments and promoting each other in these environments, restrictions on data usage and sharing, an obligation to notify share transfers and an obligation to submit an independent audit report and a regulatory compliance report to the Turkish Ministry of Trade.
●	For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 237,542.9 million and the number of transactions excluding cancellations and returns is above one hundred thousand: (in addition to the restrictions above) limits on the total amount of advertising and marketing expenditures and customer discounts.
●	For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 475,085.8 million and the number of transactions excluding cancellations and returns is above one hundred thousand: (in addition to the restrictions above) restrictions from engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing (announcement) activities within its platform and the provision of last-mile delivery (postal and transport) services to third parties.
●	We are not subject to all of the above-listed obligations, as the E-Commerce Law and the E-Commerce Regulation provide for different obligations depending on the annual Net Transaction Volume and number of transactions pertaining to electronic commerce intermediary service providers and electronic commerce service providers. The monetary thresholds in Additional Article 2, Additional Article 3 and Additional Article 4 of the E-Commerce Law (including the monetary thresholds for annual Net Transaction Volumes) were increased most recently by the Turkish Ministry of Trade on February 27, 2026. Depending on our annual Net Transaction Volume and number of transactions, the scope of our obligations under the E-Commerce Law and the E-Commerce Regulation may be subject to change. Current thresholds are listed as below:

Article	Subject	2026 Threshold
Additional Article 2(2)

Data usage and sharing, Accessibility between e-commerce environments, Share transfer notifications, Independent audit report, Regulatory compliance report (electronic commerce intermediary service providers)

TRY 79,181.0 million
Additional Article 2(3)

Advertisement Budget, Discount Budget, Prohibition of restriction on the commercial relations, advertisement through alternative channels for the electronic commerce service provider (electronic commerce intermediary service providers)

TRY 237,542.9 million
Additional Article 2(4)	Payment Services, Postal and Transport Services, Listing and Announcement Services (electronic commerce intermediary service providers)	TRY 475,085.8 million
Additional Article 4(1)	Minimum net transaction volume for e-commerce license obligation	TRY 79,181.0 million

Article	Subject	2026 Threshold
Additional Article 4(3)(a)	Net transaction volume to which a marginal rate of 0.03% will be applied for the calculation of e-commerce license fee	TRY 79,181.0 million – TRY 158,361.9 million
Additional Article 4(3)(b)	In addition to the above amount, net transaction volume to which a marginal rate of 0.5% will be applied for the amount exceeding the above threshold for the calculation of e-commerce license fee	TRY 158,361.9 million – TRY 237,542.9 million
Additional Article 4(3)(c)	In addition to the above amounts, net transaction volume to which a marginal rate of 1% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 237,542.9 million – TRY 316,723.9 million
Additional Article 4(3)(c)	In addition to the above amounts, net transaction volume to which a marginal rate of 5% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 316,723.9 million – TRY 395,904.9 million
Additional Article 4(3)(d)	In addition to the above amounts, net transaction volume to which a marginal rate of 10% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 395,904.9 million – TRY 435,495.4 million
Additional Article 4(3)(e)	In addition to the above amounts, net transaction volume to which a marginal rate of 15% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 435,495.4 million – TRY 475,085.8 million
Additional Article 4(3)(f)	In addition to the above amounts, net transaction volume to which a marginal rate of 20% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 475,085.8 million – TRY 514,676.3 million
Additional Article 4(3)(g)	In addition to the above amounts, net transaction volume over which a marginal rate of 25% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 514,676.3 million

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

From a control perspective, reports received through the Hepsiburada Ethics Hotline and other internal reporting channels are subject to a preliminary assessment, referral to relevant departments, and formal investigation when deemed necessary. The Ethics Hotline is accessible to employees, customers, and merchants, and is prominently featured on the platform. It is managed by the Internal Fraud function. The Compliance function conducts ongoing regulatory compliance monitoring and suspicious transaction surveillance in relation to merchants. Risk-based merchant monitoring is conducted using customer complaints, product reviews, suspicious transaction analytics, and chargeback and fraud indicators. Additionally, the Fraud and Chargeback Control team proactively reviews order data and escalates potentially suspicious merchant activities to relevant stakeholders. See “—Marketplace—Merchants,” Item 3.D. “Key Information—Risk Factors—Legal and Regulatory Risks—We may be impacted by fraudulent or unlawful activities of merchants, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability” and Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We operate platforms that include third parties over whose actions we have only partial control.” See also Item 3.D. “Key Information—Risk Factors—Risks Relating to Türkiye—Internet and e-commerce regulation in Türkiye is recent, has undergone changes since its inception and is subject to further development.”

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

(vii)

The Regulation on Distance Contracts published in the Official Gazette dated November 27, 2014, and numbered 29188 (the “Regulation on Distance Contracts”) is applicable to our operations to the extent we execute distance contracts with our users (that are defined as consumers under Turkish law) while we are providing services. We are required to comply with various obligations under the Regulation on Distance Contracts. With the Regulation on the Amendment of the Distance Sales Contracts’ Regulation published in the Official Gazette on August 23, 2022 that entered into force on October 1, 2022, obligations of intermediary service providers have been extended, in particular with respect to provision of information to consumers and authorities. In addition, inter alia, the following amendments were made to be effective as of January 1, 2026 (originally stated as of January 1, 2024, with an initial extension to January 1, 2025).

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

Notwithstanding the foregoing, pursuant to the Regulation on the Amendment of the Regulation on Distance Contracts published in the Official Gazette dated May 24, 2025, it was resolved that, effective as of January 1, 2026, the provisions allowing (i) return costs to be charged to the consumer and (ii) mobile phones, smart watches, tablets and computers to be included within the scope of exceptions to the right of withdrawal were repealed before entering into force. As a result, the remaining amendments set out above entered into force as of January 1, 2026.

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

(b)

Hepsipay carries out its activities under the license issued by the Turkish Banking Regulation and Supervision Agency, and is under the regulatory oversight of Central Bank, which published the Payment Services Regulation and the Payment Services Communiqué in December 2021. The Payment Services Regulation and the Payment Services Communiqué required Hepsipay to comply with certain minimum levels of collateral, equity and diligence by September 30, 2023 (following a number of extensions to the original deadline). Moreover, on October 7, 2023, the Central Bank introduced certain amendments to the Payment Services Regulation within key areas, including, among others, digital wallets, payment service providers, e-money issuers, card-based payment instruments, the scope of Central Bank permissions for share transfers, and the protection of payment funds. Notably, the amendments impose new requirements on payment service providers such as Hepsipay to obtain certain licenses and authorizations for their activities, including an operating license for providers offering digital wallet services and an authorization for digital wallet service providers involved in transferring funds to issue electronic money. These new statutory permits were initially due to be obtained from the Central Bank by October 7, 2024 and the Central Bank has extended the deadline until December 31, 2025. Hepsipay obtained the necessary licence permits for its digital wallet services pursuant to the Central Bank Decision No.11765/21364 dated 27 December 2024, which was published in the Official Gazette on January 10, 2025.

Further, on January 27, 2024, the Official Gazette published the Communiqué on the Redetermination of Minimum Equity Amounts for Payment and Electronic Money Institutions, revising the minimum equity amounts for payment and electronic money institutions set forth in the Payment Services Regulation. Payment and electronic money institutions were mandated to adhere to the updated minimum equity requirements by June 30, 2024, when the communiqué came into effect. Following this date, Hepsipay inadvertently had a 54-day period in which its capital level was below the minimum regulatory thresholds of TRY 55 million. Hepsipay raised its capital to above the minimum regulatory threshold as soon as information regarding this breach was discovered, but in line with regulatory requirements, the infringement was reported to the Central Bank. Although Hepsipay has never intentionally had insufficient capital and its shareholder increased such capital to comply with regulations at the first instance such requirement was apparent, this may still result in a fine. The Central Bank may in its discretion impose an administrative fine on Hepsipay ranging from TRY 209,984 to TRY 4,724,676 for the year 2024 for this infringement. Except as set forth above, Hepsipay believes it has complied with its obligations under the communiqué as of the date of this annual report. The aforementioned minimum equity amounts for payment and electronic money institutions were further revised pursuant to the Communiqué on the Redetermination of Minimum Equity Amounts for Payments and Electronic Money Institutions, dated January 31, 2026. Accordingly, the minimum regulatory equity requirement applicable to Hepsipay was set at TRY 105 million, which is met by Hepsipay as of the date of this report.

Within the scope of the Communiqué on the Management and Supervision of IT Systems of Payment Institutions and Electronic Money Institutions, regular independent audit is required to be performed every two years. As a result of the independent audit conducted during April 2024, the Central Bank notified the Company that it had identified seven instances of non-compliance by the Company with the Communiqué on the Management and Supervision of IT Systems of Payment Institutions and Electronic Money Institutions, relating to asset management, outsource management and software change management processes. The Central Bank requested that the Company provide a written response, including an action plan to remedy the identified instances of non-compliance within one month. The Central Bank imposed an administrative fine in the amount of TRY 1,060,128 on the Company for these breaches. The administrative fine was paid in the total amount of TRY 795,096 by benefiting from the 25% early payment discount applied. See Item 3.D. “Key Information—Risk Factors–Legal and Regulatory Risks—We are subject to laws and government regulations applicable to payment services and consumer finance businesses, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business, financial condition, results of operations or cash flows”;

(c)

Prior to its discontinuance in March 2024, Hepsiburada Seyahat carried out its activities under the license issued by the Turkish Ministry of Culture and Tourism, and was under the regulatory oversight of such governmental authority. Hepsiburada Seyahat’s license remains in effect although no operations are ongoing;

(d)	HepsiGlobal is subject to consumer protection regulations as well as relevant customs regulations:
●	for inbound and outbound operations in Türkiye, Turkish customs regulations are applied, including August 2024 amendments that reduced the value limit, from €150 to €30, for simplified processing of imported consumer goods sent to individuals by mail or express courier and raised the applicable Single and Fixed Duty for such goods, from 20% to 30% for goods imported from the EU and from 30% to 60% for goods imported from non-EU countries. Although the €30 limit has since been repealed, the increased duties prompted us to downsize our HepsiGlobal operations and the introduction of any similar customs restrictions in the future may hinder the growth of some of our operations, and
●	for operations in other markets, applicable customs and VAT regulations of the relevant country will be applicable; and
(e)	Hepsi Finansman carries out its activities under the permission by the Turkish Banking Regulation and Supervision Agency, and is under the regulatory oversight of such governmental authorities.

Accordingly, Hepsipay, Hepsi Finansman, Hepsijet, HepsiGlobal and Hepsiburada Seyahat are under an obligation to comply with the regulations issued by the abovementioned authorities as well as the Law on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions No: 6493 (Hepsipay), Highway Transportation Law No. 4925 and Law on Postal Services No: 6475 (Hepsijet), and Law on Travel Agencies and the Association of Travel Agencies No: 1618 (Hepsiburada Seyahat) and Law On Financial Leasing, Factoring, Financing and Saving Financing Companies No: 6361- (Hepsi Finansman). Hepsiburada, HepsiPay, Hepsi Finansman, and Hepsijet are also subject to the Turkish Financial Crimes Investigation Board (MASAK) rules and regulations.

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

See also Item 3.D. “Key Information—Risk Factors—Legal and Regulatory Risks—We are subject to extensive laws and government regulations across our business, and changes to these laws or any actual or perceived failure by us to comply with such laws and regulations could materially and adversely affect our business, financial condition, results of operations or cash flows.”

C. Organizational Structure

We are a joint stock company incorporated under the laws of Türkiye. Since January 29, 2025, we are controlled by Kaspi.kz. See Item 7.A “Major Shareholders and Related Party Transactions—Major Shareholders.”

Our operating subsidiaries include D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. (“D-Ödeme”), D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. (“D-Fast”), Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”), Hepsiburada Global B.V. and Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş., all of which are wholly owned by us. With the exception of Hepsiburada Global B.V., which is incorporated in the Netherlands, all of our subsidiaries are incorporated in Türkiye. Upon completion of the acquisition of 100% of the equity of Hepsi Finansman A.Ş. (“Hepsi Finansman”) by Hepsi Finansal in 2022, Hepsi Finansman became our indirect wholly owned subsidiary.

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

Hepsi Finansal

Hepsi Finansal was incorporated on December 1, 2021, and is the parent company of Hepsi Finansman, which was acquired in February 2022.

Hepsi Finansman

Hepsi Finansman (formerly known as Doruk Finansman) was founded on April 24, 2006, and obtained its operational license from the BRSA in 2008. Following the Company’s acquisition of Doruk Finansman in February 2022, the company name was changed to Hepsi Finansman in January 2023. Hepsi Finansman operates as a consumer financing company in Türkiye.

Hepsiburada Global B.V.

Hepsiburada Global B.V. was incorporated on July 28, 2023, in the Netherlands with an aggregate issued share capital of €1 million, with the goal of facilitating Hepsiburada’s integration with European payment solutions and marketplaces.

Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş.

On March 29, 2024, Hepsiburada established a wholly owned subsidiary in Türkiye under the trade name Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş. (“Hepsiburada Global Elektronik Hizmetler”). The aggregate issued share capital of Hepsiburada Global Elektronik Hizmetler is TRY 10.05 million, which was paid in full as of January 2025. Hepsiburada Global Elektronik Hizmetler was incorporated to facilitate our global expansion activities and cross-border e-commerce operations.

Pursuant to the general assembly meeting dated December 23, 2025, which was registered and announced in the trade registry on December 30, 2025, it was resolved that Hepsiburada Global Elektronik Hizmetler shall enter into liquidation for the purpose of its termination and closing.

In the course of the liquidation process, three separate creditor call announcements must be published in the Turkish Trade Registry Gazette, each at one-week intervals. Following the completion of the three-month period as of the date of the final announcement, a final general assembly meeting must be convened to determine that the liquidation has been completed and to resolve on the deregistration of Hepsiburada Global Elektronik Hizmetler from the trade registry.

Upon completion of the liquidation, Hepsiburada Global Elektronik Hizmetler will be closed and removed from the trade registry.

D. Property, Plant and Equipment

Our principal office is located at Kuştepe Mah. Mecidiyeköy Yolu Cad. Kule 2 Kat:2 No:12 34387 Şişli/Istanbul and is leased. In 2022, we leased a three-floor office space at Meclis Mah, Boğazici Cad, Seheryeli Sk, No:1, Karsan Plaza Sancaktepe/Istanbul under a sub-lease agreement dated October 1, 2022, with D-Fast for a four-year term. This location is our second R&D center, where the majority of our technology team is located.

D-Market and D-Fast lease and operate a network of principal fulfillment centers across Türkiye with a total footprint of approximately 187 thousand square meters as of December 31, 2025. The following table provides an overview of these principal fulfillment centers:

Approximate size of total area as of
December 31, 2025
(in square meters)
Gebze/Kocaeli(1)	85,045
Düzce(2)	23,512
İzmir(3)	15,400
Adana(4)	12,644
Tuzla/Istanbul(5)	12,000
Ankara(6)	11,500
İzmir(7)	9,874
Ankara(8)	7,630
Erzurum(9)	5,000
Diyarbakır(10)	4,316
Total	186,921
(1)

D-Market operates the Gebze/Kocaeli fulfillment center under a lease agreement dated April 2014 (as amended in September 2015, February 2022, and August 2022) with Megeye Lojistik Anonim Şirketi for a ten-year extendable term from May 2015. A new Additional Protocol was signed by the parties on January 17, 2025, with effect from January 1, 2025, to extend the agreement under a new rental fee, and the lessor agreed to waive the related lawsuit for the judicial redetermination of the rent which was pending before the Civil Court of Istanbul.

(2)

D-Market operates the Düzce fulfillment center under a lease agreement dated January 1, 2025, with Emrenes Orman Ürünleri Sanayi ve Ticaret Ltd. Şti. for a three-year term, which is automatically renewed for successive additional one-year terms and which D-Market can terminate unilaterally at any time with 30 days’ prior written notice.

(3)

In 2024, D-Market decided to terminate the lease agreement with Üstünkarlı Makine A.Ş. dated August 28, 2020, under which it operated a fulfillment center in Izmir. Following the termination, D-Market entered into a new lease agreement with Üstünkarlı Makine A.Ş., dated June 1, 2024, to rent the same fulfillment center space under newly agreed terms.

(4)

D-Market operated the Adana fulfillment center under a lease agreement dated August 31, 2020 (as amended in April 2022), with Emrenes Orman Ürünleri Sanayi ve Ticaret Ltd. Şti for a five-year term, which it could terminate at any time with 60 days’ notice (although D-Market agreed to operate the warehouse as lessee for a minimum five-year term) and was automatically renewable for successive one-year terms. However, in connection with the cessation of its operations at the Adana fulfillment center, D-Market transferred all of its rights and obligations under the lease agreement with Emrenes Orman Ürünleri Sanayi ve Ticaret Ltd. Şti. to D-Fast effective as of September 1, 2025. As a result of this transfer, D-Market ceased to be a party to the lease agreement as of such date.

(5)

D-Market previously operated approximately 12 thousand square meters of fulfillment center space in Tuzla/Istanbul under a lease agreement dated October 2021 with an individual landlord for a three-year term, which was automatically renewable for successive one-year periods. In line with D-Market’s operational optimization and capacity planning, D-Market entered into a termination protocol with the landlord and vacated and returned the premises to the landlord in February 2026, as this facility was no longer required for its operations. The termination of this lease has not had a material adverse effect on our operations.

(6)

D-Market leases the Ankara fulfillment center under a lease agreement dated August 10, 2020 (effective as of September 1, 2020), with A. Vedat Yakupoğlu Gayrimenkul Yatırımcılığı for a five-year term, which is automatically renewed for successive additional one-year terms and which it can terminate unilaterally with three months’ written notice. However, D-Market subleased the Ankara fulfillment center to D-Fast effective as of May 25, 2025. D-Market remains the lease counterparty but as of the date of this annual report, only D-Fast, as subtenant, conducts operations at this facility.

(7)

D-Market operates a second fulfillment center in İzmir pursuant to a lease agreement dated September 1, 2024, with two individual landlords (acting collectively). This agreement provides for a three-year lease term, which D-Market may terminate without penalty at any time with 30 days’ prior written notice.

(8)

D-Market leases a fulfillment warehouse in Ankara under a lease agreement dated March 1, 2023, with Doğruer Uluslararası Nakliye ve Dış Ticaret A.Ş. for a five-year term which is automatically renewed for successive additional one-year terms and which D-Market can terminate unilaterally with three months’ written notice. However, D-Market subleased the Ankara fulfillment warehouse property to D-Fast effective as of July 25, 2025. D-Market remains the lease counterparty but as of the date of this annual report, only D-Fast, as subtenant, conducts operations at this facility.

(9)

D-Fast operates the Erzurum fulfillment center under a lease agreement dated January 1, 2023 with Tercan Karhanlar Otomotiv Gıda Turizm İnşaat Taahhüt Petrol Ürünleri Ticaret Sanayi Limited Şirtketi for a five-year term with a three-year extension period, automatically renewable for successive one-year terms, which D-Fast can terminate with 30 days’ notice.

(10)

D-Market leases the Diyarbakır fulfillment center under a lease agreement dated August 18, 2020, with a two-year term, which is automatically renewed for successive one-year terms unless D-Market terminates with one month’s notice. However, D-Market subleased the Diyarbakır fulfillment center to D-Fast effective as of August 24, 2024. D-Market remains the lease counterparty but as of the date of this annual report, only D-Fast, as subtenant, conducts operations at this facility.

D-Fast leases further space under various branch or transfer center agreements, which are not material to the Company.

We own the warehouse equipment used in our leased fulfillment centers, such as mezzanines, sorting machines and conveyor lines. We also own the computer equipment and hardware that we use in our warehouses, used to automate fulfillment and sorting processes, as well as the computer equipment and hardware in our call centers and offices.

As of December 31, 2025, we also had 281 owned and 386 leased vehicles, used for operational purposes and provided as benefits to a number of our employees.

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

The discussion below relates to our consolidated financial condition and results of operations for the years ended December 31, 2025, 2024 and 2023, and year-to-year comparisons between 2025 and 2024, as well as 2024 and 2023.

Overview

We believe we are one of the leading commerce platforms in Türkiye and as of December 31, 2025, we had approximately 11.8 million Active Customers and approximately 102.0 thousand Active Merchants. We believe that we offer a compelling value proposition, both for our consumers and for our merchants, exemplified by services such as our loyalty program, our last-mile delivery services and our diverse payment and affordability solutions.

Since the launch of our Marketplace in 2015, Hepsiburada has become a trustworthy partner for merchants in Türkiye by providing comprehensive end-to-end solutions that empower merchants to thrive in the digital marketplace. In 2025, our 3P-based Marketplace model accounted for approximately 68% of our GMV, compared to 70% in 2024 and 67% in 2023, following the successful transformation of Hepsiburada from a 1P-based Direct Sales only business to its current hybrid 1P- and 3P-based model.

We believe powerful network effects are created by our leading brand, hybrid commerce model with a unified 1P- and 3P-based catalogue, and strong customer and merchant value propositions. In addition, our proprietary data and insights collected over more than 25 years enable us to understand the needs of our customers and merchants and help us develop new services, expand into new verticals, and continuously innovate and strengthen our value proposition reinforcing the network effect.

Our large, fast and scalable logistics network has been critical to our success and we have been continuously focusing on improving our logistics capabilities and offerings. We have a robust operational footprint enabling fast delivery and merchant integration. For more information on our operational footprint, see “—Efficiency of our Logistics Infrastructure.”

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

Our revenues increased by 13.4% to TRY 84.7 billion in the year ended December 31, 2025, from TRY 74.7 billion in 2024 (TRY 67.2 billion in 2023). Our GMV increased by 4.3% to TRY 257.5 billion in the year ended December 31, 2025, from TRY 246.9 billion in 2024 (TRY 220.3 billion in 2023). The 4.3% GMV increase was fueled by a 9.5% increase in the Number of Orders, partially offset by a 4.7% decrease in Average Order Value due to the decrease in consumer purchasing power and to the higher share of low-ticket items in non-electronics in 2025 compared to 2024.

For the year ended December 31, 2025, we had a net loss of TRY 5,699.2 million compared to a net loss of TRY 2,100.7 million for the year ended December 31, 2024. The TRY 3,598.5 million negative change was mainly due to a TRY 2,300.9 million increase in net financial expenses and fees (net of financial income) relating to higher fees for collection of credit card receivables due to higher numbers of installments in the market and a TRY 1,688 million increase in advertising expenses due to investments relating to our growth strategy, partially offset by a TRY 711.5 million increase in monetary gain. For the year ended December 31, 2024, we had a net loss of TRY 2,100.7 million compared to a net income of TRY 142.8 million for the year ended December 31, 2023. The TRY 2,243.5 million negative change was mainly due to a TRY 3,878.5 million increase in net financial expenses and fees (net of financial income), which was partially offset by a TRY 1,392.3 million reduction in operating losses and a TRY 242.8 million increase in monetary gains. We had net cash provided by operating activities of TRY 11,284.4 million, TRY 7,457.8 million and TRY 9,485.2 million and Free Cash Flow of TRY 8,877.0 million, TRY 4,845.5 million and TRY 7,319.1 million, in each case for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The earthquakes in Türkiye in 2023 were also among the factors that impacted our financials, mainly in that year.

Market landscape in Türkiye including macroeconomics, demographics and competition

Türkiye is a member of the OECD and G20, with US$1,596 billion GDP and US$18,040 GDP per capita at current prices in 2025, according to TurkStat. In 2025, the Turkish economy grew by 3.6% according to the Turkish Statistical Institute (“TurkStat”), bringing its real GDP CAGR to 5.3% between 2011 and 2025. Türkiye’s real GDP is projected to grow at a rate of 4.2% in 2026 and 4.1% in 2027.

Two devastating earthquakes on February 6, 2023 impacted primarily 11 provinces accounting for 16.4% of Türkiye’s population and 9.4% of its economy. In a report published in March 2023, the Presidency of Strategy and Budget of the Presidency of the Republic of Türkiye estimated the total impact of the earthquakes on the Turkish economy to be US$103.6 billion, whereas, in January 2024, the Minister of Treasury and Finance stated that the expenses related to the earthquakes represented 3.7% of the GDP of Türkiye in 2023.

According to TurkStat, Türkiye’s population reached 86.9 million as of December 31, 2025, with a CAGR of 1.02% from 2011 to 2025. Türkiye benefits from attractive demographics, with 42.8% of the population being under the age of 30 according to TurkStat data, a working age (between ages of 15 and 64) population of 68.5%, and an urban population share (living in provinces and districts) of 93.6% based on TurkStat data as of December 31, 2025.

Türkiye has faced elevated inflation in double digits during each of the last five years, although inflation declined considerably in 2025 as compared to 2024. The annual consumer price index (CPI) increased by 36.1%, 64.3%, 64.8%, 44.4% and 30.9% in 2021, 2022, 2023, 2024 and 2025, respectively, as published by TurkStat. See “—Inflation and Hyperinflation.” Following the general elections in May 2023, the new leadership of the Central Bank of the Republic of Türkiye (“CBRT”) embarked on a policy of monetary tightening by raising the key interest rate from 8.5% to 15% in June 2023, marking the first increase in more than two years. The CBRT continued to raise interest rates in the remainder of 2023. In March 2024, the CBRT raised its key interest rate from 45% to 50%, citing the stickiness in services inflation, inflation expectations, geopolitical risks, and food prices. In December 2024, the CBRT cut the key interest rate from 50% to 47.5%. During 2025, the CBRT made further cuts from 47.5% to 38% at the end of 2025 as a result of improvements in inflation expectations and pricing behavior. The CBRT expects inflation to continue this declining trend and for rates to reach as low as 25% in 2026, assuming its tight monetary policy stance is maintained. The high interest rate environment in Türkiye has had and will continue to have a negative impact on consumer demand by increasing borrowing costs and encouraging saving over spending, which we expect to lead to a reduction in discretionary spending and in overall economic activity.

The consumer confidence index (seasonal and calendar adjusted) in Türkiye increased by 2.2 points from 81.3 in December 2024 to 83.5 in December 2025 and further increased to 83.7 and 85.7 during January 2026 and February 2026, respectively. The consumer confidence index calculated from the survey results is evaluated within the range of 0–200 and indicates a pessimistic outlook when it is below 100. As consumer confidence is an important factor affecting consumer willingness to spend in the next 12 months, this pessimistic outlook indicates that we may face lower than anticipated consumer demand, particularly for non-essential products, mainly due to further pressure in purchasing power of our customers. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve operational profitability going forward,” Item 3.D. “Key Information—Risk Factors—Risks Relating to Türkiye—Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks” and “—Inflation and Hyperinflation.”

Based on the announcement on February 27, 2026, published by the Turkish Ministry of Trade through the Electronic Commerce Information System, ETBİS, regarding thresholds defined in the E-commerce Law, we understand that the e-commerce sector in Türkiye grew by 48.07% in 2025, compared to 62.29% in 2024 in nominal terms. ETBİS has not yet provided further details on the underlying factors behind the growth in 2025. The growth rate was derived based on the percentage change in e-commerce merchandising thresholds as regulated in the E-commerce Law No. 6563. In 2025, the e-commerce sector in Türkiye reached a total value of TRY 4,442 billion. In 2024, the sector recorded a volume of TRY 3,000 billion, of which 54% corresponded to retail e-commerce.

Our financial condition and results of operations are also affected by competitive pressures. We believe we have grown to become one of the market leaders in the e-commerce space in Türkiye, and we operate in a fragmented competitive landscape in the country’s financial services sector. For information on Hebsiburada’s competitors in the e-commerce and financial services sectors in Türkiye, see Item 4.B. “Business Overview—Industry Overview.”

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

Inflation and Hyperinflation

The annual consumer price index (CPI) in Türkiye over the past five years (from 2021 to 2025) has ranged from 30.9% to 64.8%. The CPI increased by 36.1%, 64.3%, 64.8%, 44.4% and 30.9% for the year ending 2021, 2022, 2023, 2024 and 2025 respectively, as published by TurkStat. The inflation indicators were still high during the first months of 2026, and annual CPI inflation was announced as 30.9% in March 2026. Inflation is expected to decline in 2026 with the year-end inflation forecast being around 23.2%, according to the CBRT’s Market Participants Survey dated January 2026.

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not establish an absolute rate when hyperinflation is deemed to arise and IASB does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that assist companies in exercising their judgment as to when restatement of financial statements becomes necessary. These guidelines consist of (i) analyzing the behavior of the population regarding preservation of wealth in non-monetary assets or in relatively stable foreign currency, prices being quoted in terms of a relatively stable currency, interest rates and wages being linked to a price index, and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. In March 2022, the IPTF, which monitors countries experiencing high inflation, categorized Türkiye as a country with projected three-year cumulative inflation rate greater than 100%. Therefore, Turkish companies reporting under IFRS Accounting Standards as issued by the IASB, including us, are required to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022. As of 2025, Türkiye continued to be classified as a hyperinflationary economy for IFRS Accounting Standards as issued by the IASB reporting purposes, and the application of IAS 29 continues to be required for 2025. Under IAS 29, financial statements of an entity that reports in the currency of a hyperinflationary economy should be expressed in terms of the measuring unit current at the end of the reporting period and the amounts for the corresponding periods should also be stated in terms of the measuring unit current at the end of the reporting period. Non-monetary items which are not already expressed in terms of the measuring unit current valid at the end of the reporting period and components of owners’ equity in the statement of financial position, and all items in the statement of profit or loss and other comprehensive income would be restated by applying a general price index. In addition, gains or losses arising from net monetary position would be included in net income under a separate line item.

Inflation has an impact on the costs of inventories, which we generally aim to pass on to customers by increasing sales prices accordingly. However, if such costs cannot be passed on to customers through increased product prices due to competitive pressures or otherwise, this may have a negative impact on our margins. These factors negatively affected our margins in 2024 and 2025 and may continue to negatively affect our margins in 2026. Separately, as the seller, we determine product prices for our Direct Sales operations. On our Marketplace, our merchants determine their price levels. Should they prefer, for any reason, to not pass through inflation to customers in their prices, our GMV growth may be slower than the level of inflation. Furthermore, inflationary pressures have and may continue to lead to a deterioration in the purchasing power of our customers. In 2023, 2024 and 2025, pressure on the purchasing power of customers mainly resulted in a tendency among customers for product substitution with more affordable alternatives (i.e., towards lower-priced brands, regardless of whether for sales of essentials or non-essentials). Our platform offers a wide range of products with over 419 million SKUs as of December 31, 2025. We believe our large selection remains an advantage in our customers’ search for more affordable product alternatives.

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

Geopolitical developments can worsen inflation. For example, the Iran war that began in February 2026 triggered significant volatility in the price of Brent crude, which has swung from approximately US$70 to almost US$120 per barrel. A protracted increase in oil prices would increase our operating expenses due to the direct impact on delivery costs. It could also adversely affect consumer purchasing power, particularly if it pushes up inflation.

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

The E-Commerce Law and the E-Commerce Regulation provide for different obligations depending on the annual Net Transaction Volume and number of transactions pertaining to electronic commerce intermediary service providers and electronic commerce service providers. Depending on our annual Net Transaction Volume and number of transactions, the scope of our obligations under the E-Commerce Law and the E-Commerce Regulation may be subject to change, which may materially affect our business. Hepsiburada’s Net Transaction Volume in 2025 was below the TRY 237,542.9 million threshold.

The provisions of the amendments to the E-Commerce Law and the E-Commerce Regulation introduced in 2022 and further amended that are most likely to be directly relevant to the Company include the following:

●	Limits on the total amount of advertising and marketing expenditures and customer discounts with the goal to prevent e-commerce platforms from gaining an asymmetric market share through excessive discounts and excessive marketing by using disproportionate economic power. We have not yet become subject to any restrictions with respect to advertisement and discount budgets, because we have remained below the applicable threshold since inception (TRY 237,542.9 million in 2026). If our Net Transaction Volume exceeds the threshold for the relevant period and we become subject to advertisement and discount budget restrictions in the upcoming years, we may have to limit our advertisement and discount expenditures, which could directly or indirectly have an adverse impact on our business.
●	Restrictions on engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing activities within a platform and the provision of last-mile delivery services to third parties. Similarly to the above, we have not yet become subject to restrictions concerning the provision of payments and financial services and last-mile delivery services to third parties as the restrictions apply only to companies whose Net Transaction Volume, as of 2026, exceeds TRY 475,085.8 million. It is expected that the applicable threshold will be adjusted every year, and our Net Transaction Volume will need to be assessed on an annual basis.
●	A ban on the sale of private label products for all e-commerce companies on their own platforms. We have continued our private label business in the fashion category outside of Türkiye as part of our HepsiGlobal operations, which are not quantitatively material to the Company. We also sold our private label products through a dedicated brand website and on another marketplace in Türkiye; these channels were discontinued in August 2025.
●	A prohibition on unfair commercial practices in electronic commerce. Examples of unfair commercial practices under the E-Commerce Law include failing to make payment to the seller within the time specified in the E-Commerce Law, forcing the seller to sell goods or services with special offers, failing to determine the conditions of the commercial relationship with the seller through an intermediation contract and/or making unilateral amendments to such contract to the detriment of the seller, charging a fee from the seller when no service is provided or the type of service provided and the amount/rate of the service fee is not specified in the intermediation contract, and suspending or terminating the service provided to the seller in the absence of any objective criteria in the intermediation contract. In addition, Article 11(6) of the E-Commerce Regulation lists additional practices that would only constitute unfair commercial practices for large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). The E-Commerce Regulation was further amended to include additional unfair commercial practices, effective March 8, 2025. In the future, in case of further amendments to these provisions or emergence of certain common practices in the market as a result of application of these provisions or due to the decisions of judicial or regulatory authorities regarding these regulations or their interpretation, we may need to adjust our operations.

●	A requirement to include mandatory elements of intermediation contracts concluded between electronic commerce intermediary service providers and electronic commerce service providers. The E-Commerce Regulation, as most recently amended effective March 8, 2025, provides for additional mandatory elements for the intermediation contracts of medium, large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation).
●	A new obligation for electronic commerce intermediary service providers operating in Türkiye whose Net Transaction Volume is over TRY 79,181.0 million in a calendar year and the number of transactions (excluding cancellations and returns) is over one hundred thousand, to obtain and annually renew an e-commerce license upon payment of a license fee. The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Volume derived from within Türkiye for the prior calendar year such that the effective license fee applied would be the sum of progressively higher proportions of the electronic commerce intermediary service provider’s Net Transaction Volume exceeding the thresholds specified in the E-Commerce Law. For example, where the Net Transaction Volume is between TRY 79,181.0 million and TRY 158,361.9 million, the license fee is calculated as the three per ten thousand of the amount exceeding TRY 79,181.0 million. In case Net Transaction Volume is between TRY 158,361.9 million and TRY 237,542.9 million, the license fee is the sum of the above amount, plus five per thousand of the part exceeding TRY 158,361.9 million. This provision went into effect on January 1, 2025.

Article 9 of the Law On Amendments To The Law On Consumer Protection And Certain Other Laws published on October 30, 2024 dated Official Gazette stipulates that sales made abroad through electronic commerce marketplaces by electronic commerce intermediary service providers and electronic commerce service providers with which they have economic unit, as well as investment expenditures made with an incentive certificate obtained from the Ministry of Industry and Technology, shall be deducted from the net transaction volume used as the basis for calculating license fees, up to twice the amount of such expenditures. Article 10 of the Law On Amendments To The Law On Consumer Protection And Certain Other Laws provides that this multiplier will be applied as four times for 2024, three times for 2025 and two times from 2026 onwards. To benefit from this provision, the net transaction volume of the electronic commerce intermediary service providers must not exceed 20% of the electronic commerce volume calculated by the Turkish Ministry of Trade using data from the Electronic Commerce Information System (ETBIS), which represents the total net transaction volumes of the electronic commerce intermediary service providers and electronic commerce service providers covered by the E-Commerce Law. In determining whether this limit has been exceeded, any excess below fifteen percent shall not be considered.

This provision went into effect on January 1, 2025. We paid a license fee in the amount of TRY 211.2 million on March 25, 2026 and TRY 214.1 million on March 27, 2025.

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

Growth, Retention and Engagement of Our Customers

Our ability to generate revenues and profits mainly depends on increasing Order Frequency, Number of Orders and customer loyalty as well as expanding our Active Customer base, which, in turn, depend on our success in improving the customer experience through the provision of fast and reliable last-mile delivery services, a wide selection of lending solutions and improvements to the user journey on our platform. We believe our Hepsiburada brand, hybrid commerce model with a unified 1P and 3P catalogue, and strong customer and merchant value propositions create powerful network effects.

Our results of operations, in particular our sales of goods revenue and services revenue, as well as our profitability and our GMV are dependent on our ability to engage with and retain our customer base. As of December 31, 2025, we had 11.8 million Active Customers compared to 11.8 million as of December 31, 2024, and 11.6 million as of December 31, 2023. In recent years, we have prioritized Order Frequency growth from our existing customer base rather than customer acquisition given our profitability prioritization, and we expect to continue to foster engagement with customers that have higher Order Frequency. For the year ended December 31, 2025, we had Order Frequency of 7.4 compared to 6.8 in 2024 and 6.2 in 2023, corresponding to 9.2% and 9.4% growth in 2025 and 2024, respectively.

Our increasing selection of products and services, price competitiveness (particularly during campaign periods), attractive loyalty program and wide range of lending solutions are other factors that contribute to maintaining our Active Customer base and increasing the Order Frequency on our platform, which in turn draws more merchants and further enhances our customer value proposition. As of December 31, 2025, there were over 419 million SKUs on our platform (compared to 297.5 million SKUs as of December 31, 2024, and 230.4 million SKUs as of December 31, 2023) across 34 different product categories, including appliances, books & hobbies, fashion & lifestyle, home & garden, supermarket, mobile, and technology products.

One of the main drivers of our GMV growth has been the increase in the Number of Orders. As a result of increased customer loyalty and a wider selection of products, we observed a 9.5% increase in Number of Orders on our platform to 87.5 million in 2025, from 79.9 million in 2024, and a 10.9% increase in Number of Orders in 2024, from 72.1 million in 2023.

For information about changes to how we define some of our key operating performance indicators, including Active Customers, Order Frequency and Number of Orders, see Item 5. “Operating and Financial Review and Prospects—Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures—Changes to certain key operating performance indicators”. We do not expect these changes in definitions to materially alter the growth trends observed historically, or reasonably foreseeable prospectively, in respect of such metrics.

Number of Merchants and the Product Assortment Offered on Our Platform

We believe we are an attractive digital platform for merchants to access consumers across Türkiye in light of our sizeable Active Customer base. Within our Marketplace operations, we believe we have one of the largest merchant bases in Türkiye, with approximately 102.0 thousand Active Merchants as of December 31, 2025. As of the years ended December 31, 2025, 2024 and 2023, our Marketplace, which is based on a 3P model of merchants selling on our platform, represented approximately 68.4%, 69.8% and 66.9% of our GMV, respectively.

As of December 31, 2025, of our approximately 102.0 thousand Active Merchants, approximately 99.9 thousand were SMEs and the remaining approximately 2.2 thousand were key account merchants. Key account merchants enable us to provide products from top brands, high volumes and quality while SMEs provide us with product assortment and variety. In order to ensure high quality standards, we have strict policies that allow us to monitor merchants’ end-to-end operations and performance on our platform.

Our large Active Merchant base has enabled us to increase our product selection with competitive pricing. In our Marketplace, we offer a wide assortment of products and intend to continue expanding our catalog to strengthen our position as a one-stop shop for all of our customers’ shopping needs. As of December 31, 2025, there were over 419 million SKUs on our platform (compared to 297.5 million SKUs in 2024) across 34 different product categories.

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

Efficiency of Our Logistics Infrastructure

We offer an end-to-end ecosystem with full in-house capabilities across fulfillment, logistics and last-mile delivery in Türkiye.

Our logistics infrastructure comprises a network of 10 principal fulfillment centers operated by D-Market and D-Fast across Türkiye. See Item 4.D “Information on the Company—Property, Plant and Equipment.”

We provide last-mile delivery services through Hepsijet. Launched in 2016, Hepsijet provided last-mile delivery logistics across 81 cities in Türkiye as of December 31, 2025. Hepsijet also offers two-man cargo handling for oversized products under the brand Hepsijet XL. Additionally, in 2025, we launched Hepsijet PRO, a business-to-business logistics service. As of December 31, 2025, Hepsijet services were available with 4,721 carriers (carriers increased by 20.7% from December 31, 2024 to December 31, 2025). Our carriers (i.e., motorcycle and truck carriers) are independent third parties (i.e., we subcontract carriers who use their own vehicles for this service rather than using our employees or vehicles) and we also subcontract additional carriers as necessary through several delivery services providers. We also have a pick-up & drop-off (PUDO) network in partnership with gas stations, distributor networks of other retailers and service points of other delivery companies, complementing our logistics services.

In 2025, Hepsijet delivered 72.5% of total Direct Sales and Marketplace parcels. Around 80% of Direct Sales delivered by Hepsijet arrived the next day (calculated from acceptance of parcel by Hepsijet to delivery). Hepsijet’s average delivery times for the years ended December 31, 2025 and 2024 were 1.7 days and 1.7 days, respectively, as compared to the average delivery time of 2.0 days for 2025 among third-party last-mile delivery services providers.

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

Our operating expenses are, in part, dependent on our shipping and packaging expenses, which are correlated with a number of factors, including volume of orders and levels of utilization of our fulfillment centers. Additionally, availability and efficiency of our Hepsijet services are amongst the key factors affecting our ability for last-mile delivery services. We also believe that further expansion of our Hepsijet last-mile services “on-platform”, as well as for third parties (“off-platform”, with over 3,574 off-platform clients at the end of 2025), will give us an ability to provide delivery services in a more cost-effective manner, resulting in higher revenues, decreased operational expenses and therefore increased profits.

Our Ability to Leverage Our Growing Scale

Our ability to retain our position in the Turkish e-commerce market is dependent on our ability to retain, grow and expand our core e-commerce business, as well as on our ability to expand our services, particularly last-mile delivery services to third parties and affordability solutions (i.e., lending).

In our Marketplace and Direct Sales operations, we believe our ability to retain high brand awareness and our wide selection of product offerings (over 419 million SKUs across 34 different product categories in 2025) has driven our results of operations, in particular our revenues and our GMV. To enable this, we have dedicated marketing teams that cover our advertising and marketing needs across all product categories and channels. Our marketing organization is designed to explicitly address brand marketing, customer value management, performance marketing, commercial marketing and influencer marketing functions across teams. In addition, as our business has been driven by technology and data since its inception, we aim to leverage data and technology to provide the best experience to our users. For this purpose, our engineering and technology teams focus on security, availability, scalability and performance of our technology infrastructure while preparing new product features across our website and mobile applications. Our technology department is essential to our ability to implement our strategy and maintain our position in the Turkish e-commerce market.

The ecosystem we have been building includes Hepsipay, Hepsijet, HepsiLojistik, HepsiAd and HepsiGlobal as of the date of this annual report. We have taken advantage of the natural synergies that exist between our services to increase adoption amongst our customer and merchant base. We believe a greater utilization of our resources will drive further improvements in our unit economics. During 2024 and 2025, we worked on building and enhancing our HepsiAd solutions, which include display advertising, sponsored brands and products as well as pop-up and push notifications. These solutions were used by around 42.5 thousand merchants in 2025.

Launched in 2016, Hepsijet provides last-mile delivery logistics across 81 cities in Türkiye. We aim to continue to differentiate our customer experience with our nationwide logistics network. Additionally, Hepsijet serves other retailers in Türkiye as part of our strategic priorities. The share of external customer volume in Hepsijet’s operations increased to 40.4% in 2025 from 34.6% in 2024 and 24.9% in 2023.

We have been working on growing our capabilities to offer our customers payment flexibility and consumer financing solutions, in addition to those offered by leading banks already available through our platform. Hepsipay Wallet is designed to be a “companion wallet”, which enables instant return and cancellation via credit and cashback, and also to mobilize, spend, transfer and save money in a flexible manner across online and offline channels. Hepsi Finansman, which holds a consumer financing license, allows us to offer end-to-end digital “Buy-Now-Pay-Later” solution.

Our growth may decrease if we are required to discontinue certain projects. For example, in 2025, we terminated the off-platform operations of a one-click checkout offering that we had introduced in 2023. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our expansion into new products, services, technologies, geographies and markets subjects us to additional risks and we may not be able to manage our growth and expansion efficiently or effectively scale and adapt our existing infrastructure.”

Nevertheless, given their levels of maturity, growth rates and scale, in the long term, we believe our investments will enhance our market position and positively impact our total revenue, Gross Contribution and Free Cash Flow. For the year ended December 31, 2026, we anticipate that Hepsijet will account for approximately 25% of total capital expenditure (compared to approximately 13% in 2025) and Hepsipay will account for approximately 9% of total capital expenditure (compared to approximately 21% in 2025). For further discussion on our total capital expenditure in 2025, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Material Cash Requirements—Capital Expenditures.” Several factors, including demand, the competitive landscape and internal capabilities, may impact our decision to ultimately reconsider, change, or delay our original plans related to these assets. For a discussion of risks related to our strategic assets and complementary businesses, including risks related to future costs, please see Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve operational profitability going forward.”

Seasonality

Our business is affected by seasonality, which historically has resulted in higher sales volumes during the fourth quarter of the year compared to the other quarters, and we expect this to continue. Higher sales during the fourth quarter of the year are mainly attributable to the increased demand for products during the peak New Year season in December, as well as sales during the month of November, which we refer to as “Legendary November.” As a result of peak seasonal sales, as of December 31 of each year, our cash flows provided by our operations typically reach an elevated level. This operating cycle results in a corresponding increase in accounts payable, combined with a decrease in inventories, as of December 31st. Our accounts payable balance generally declines during the first month of each year, resulting in a corresponding decline in cash flows provided by our operations. Additionally, we typically experience decreased Order Frequency and traffic on our platform during the summer vacation months. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Exchange Rate Volatility

We are exposed to foreign exchange rate risks mainly between Turkish Lira and U.S. dollars. Although our income, expenses, assets and liabilities are primarily denominated in Turkish Lira, we also maintain non-Turkish Lira denominated assets and liabilities, primarily in U.S. dollars. As of December 31, 2025, 2024 and 2023, we maintained Turkish Lira equivalent assets in U.S. dollars of TRY 2,786.1 million, TRY 3,879.3 million and TRY 11,594 million, respectively, primarily consisting of cash, cash equivalents and financial investments. As of the same periods, we maintained Turkish Lira equivalent liabilities in U.S. dollars of TRY 2,913.4 million, TRY 1,858.9 million and TRY 2,429.1 million, respectively, primarily consisting of trade payables and payables to merchants and due to related parties.

If, as of December 31, 2025, 2024 and 2023, the U.S. dollar had strengthened or weakened by 10% against the Turkish Lira, with all other variables held constant, income/(loss) before income taxes would have been TRY 12.7 million lower/higher, TRY 202.0 million higher/lower and TRY 916.5 million lower/higher, respectively, in each case as a result of foreign exchange losses/gains on the translation of U.S. dollar assets and liabilities. We do not currently undertake any currency hedging to manage our exposure in Türkiye to changes in foreign exchange rates because such hedging strategies are not available on commercially reasonable terms.

In 2025, the U.S. dollar appreciated 21.8% against the Turkish Lira, on average, as compared to 2024. This has resulted in TRY 436.5 million in foreign exchange gains from our U.S. dollar denominated bank deposits (including IPO proceeds) and financial investments. As in the case of inflation, the U.S. dollar appreciation has a negative impact on customers’ disposable income if increases in wages and salaries do not match such decline. Furthermore, U.S. dollar appreciation triggers a rise in oil prices, negatively impacting the costs of delivery service for merchants and in our Direct Sales. In addition, U.S. dollar appreciation triggers a rise in prices of nearly any imported good, particularly consumer electronics almost immediately. While such price increases may suggest a cost benefit in Direct Sales over existing inventory, this may decrease consumption levels should consumers’ purchasing power not stay at the same levels.

As of December 31, 2025, we held approximately 93% of our cash and cash equivalents in Turkish Lira and the remaining 7% was held in U.S. dollar. We held approximately 98% of our financial investments in U.S. dollar as of December 31, 2025.

Our financial condition, results of operations and cash flows may fluctuate significantly as a result of a variety of factors, including those described above.

Segments

Our Company is comprised of one reportable segment, namely e-commerce operations. Therefore, we do not present any segment information in our audited consolidated financials.

Summary Consolidated Financial and Other Data

The summary consolidated statement of comprehensive income/(loss), consolidated balance sheet, and consolidated statement of cash flows as of and for the years ended December 31, 2025, 2024 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

We present our audited consolidated financial statements in Turkish Lira.

The summary consolidated financial and other data set forth below should be read in conjunction with the other sections of this Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Summary Consolidated Statement of Comprehensive Income/Loss

	Year ended December 31,
	2025	2024	2023

	(thousand Turkish Lira)
Revenues	84,651,820	74,669,572	67,198,755
Cost of inventory sold	(53,981,418)	(46,672,956)	(46,845,818)
Shipping and packaging expenses	(9,199,079)	(7,975,827)	(6,281,581)
Payroll and outsource staff expenses	(9,130,713)	(8,576,921)	(6,621,903)
Advertising expenses	(7,305,917)	(5,617,923)	(4,587,984)
Technology expenses	(828,647)	(969,429)	(778,935)
Depreciation and amortization	(3,171,434)	(2,680,858)	(2,218,886)
Other operating income	499,885	468,973	898,748
Other operating expenses	(2,717,970)	(2,089,671)	(2,045,451)
Impairment losses	(846,574)	(532,764)	(87,013)
Operating profit/(loss)	(2,030,047)	22,196	(1,370,068)
Financial income	4,928,114	5,259,222	6,689,179
Financial expenses and fees	(11,996,533)	(10,026,763)	(7,578,232)
Monetary gains/(losses)	3,356,145	2,644,648	2,401,865
Income/(Loss) before income taxes	(5,742,321)	(2,100,697)	142,744
Income tax	43,145	—	—
Income/(Loss) for the year	(5,699,176)	(2,100,697)	142,744
Actuarial losses arising on re-measurement of post-employment benefits	(3,737)	(28,890)	(141,942)
Tax effect of actuarial gain (loss) of defined benefit Plan	(1,228)	—	—
Total comprehensive income/(loss) for the year	(5,704,141)	(2,129,587)	802

Summary Consolidated Balance Sheet

	As of December 31,
	2025	2024	2023

	(thousand Turkish Lira)
Current assets	29,667,185	27,297,189	27,636,725
Non-current assets	7,279,405	6,924,500	5,586,916
Total assets	36,946,590	34,221,689	33,223,642
Current liabilities	33,390,282	28,254,445	25,788,220
Non-current liabilities	1,544,712	1,619,678	1,193,867
Equity	2,011,596	4,347,566	6,241,555
Total equity and liabilities	36,946,590	34,221,689	33,223,642

Summary Consolidated Statements of Cash Flows

	For the year ended December 31,
	2025	2024	2023

	(in thousands Turkish Lira)
Cash and cash equivalents at beginning of the year(1)	8,833,647	10,392,362	16,378,445
Net cash provided by/(used in) operating activities	11,284,445	7,457,826	9,485,168
Net cash provided by/(used in) investing activities	2,565,280	1,171,104	(3,171,646)
Net cash provided by/(used in) financing activities	(9,239,214)	(7,678,061)	(6,293,097)
Net increase in cash and cash equivalents	4,610,511	950,869	20,425
Effects of exchange rate changes on cash and cash equivalents	36,752	65,342	329,625
Effects of inflation on cash and cash equivalents	(2,183,505)	(2,574,926)	(6,336,133)
Cash and cash equivalents at end of the year(1)	11,297,405	8,833,647	10,392,362
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

Key Indicators of Operating and Financial Performance and Non-IFRS Measures

We regularly review a number of metrics, including the following key operating and financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We believe these non-IFRS and operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS Accounting Standards as issued by the IASB. The following measures are used by our management to monitor and manage operational risk and financial performance. For information regarding the definitions, calculation and use of the non-IFRS financial measures and KPIs, see “Presentation of Financial and Other Information—Use of Non-IFRS Financial Measures” and “Presentation of Financial and Other Information—Key Operating Performance Indicators.”

Changes to certain key operating performance indicators

In 2025, we made changes to some of our key operating performance indicators. Under the new definitions, the metrics “Number of Orders”, “Active Customers,” and “Order Frequency” now exclude orders for digital products and orders made on HepsiExpress, whose operations were discontinued in 2024, to align better with management’s view of the business and with the way in which our controlling shareholder computes those metrics. Prior year metrics have been restated on the basis of the new definitions.

In addition, as our controlling shareholder, Kaspi.kz, uses key operational metric definitions that differ in some respects from those historically used by the Company, in 2025 we added key operating performance indicators that align with the Kaspi.kz definitions. The new metrics are defined as follows:

●	“GMV - Kaspi definition” refers to gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;
●	“Marketplace GMV - Kaspi definition” refers to total value of orders/products sold through our Marketplace over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants; and
●	“Number of Orders - Kaspi definition” refers to the number of orders we received through our platform excluding returns and cancellations and digital products.

Beginning in Q1 2026, we intend to complete the transition and report our metrics solely on the basis of the definitions used by Kaspi.kz. We expect this will facilitate consolidation with our controlling shareholder and reflect managerial alignment across the two entities.

All metrics that are calculated on the basis of GMV or Number of Orders will also be restated on a basis consistent with the Kaspi definition going forward. Additionally, from Q1 2026, to streamline our financial disclosure, we will no longer include the words “- Kaspi definition” in our metrics’ titles.

For more information on the risks related to changes in our operating metrics, see Item 3.D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our operating metrics and competitive information, both internally calculated and provided by third parties and included in this annual report, have changed and may in the future change from time to time, and may be calculated differently from the metrics or competitive information published by our competitors or other third parties in our industry and any perceived inaccuracies or inadequate cross-company comparisons may harm our reputation.”

	As of, and for the year ended, December 31,
	2025	2024	2023
GMV (TRY in billions) (1) (2)	257.5	246.9	220.3
GMV - Kaspi definition (TRY in billions) (3)	212.7	198.1	179.5
Marketplace GMV (TRY in billions) (2) (4)	176.2	172.2	147.3
Marketplace GMV - Kaspi definition (TRY in billions) (3)	144.8	138.3	120.8
Share of Marketplace GMV (%) (2) (5)	68.4%	69.8%	66.9%
Number of Orders (in millions) (2) (6)	87.5	79.9	72.1
Number of Orders - Kaspi definition (in millions) (3) (7)	79.8	73.7	68.1
Active Customers (in millions) (2) (6)	11.8	11.8	11.6
Gross Contribution (TRY in millions) (2) (8) (9)	30,670.4	27,996.6	20,352.9
Gross Contribution Margin (%) (2)	11.9%	11.3%	9.2%
EBITDA (TRY in millions) (8) (10)	1,141.4	2,703.1	848.8
EBITDA as a percentage of GMV (%) (2)	0.4%	1.1%	0.4%
Free Cash Flow (TRY in millions) (8) (11)	8,877.0	4,845.5	7,319.1
Net Working Capital (TRY in millions) (8) (12)	(15,399.3)	(10,176.2)	(11,162.1)
(1)

References to “GMV” are to gross merchandise value, which refers to the total value of orders/products sold through our platform over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants.

GMV is the driver of our revenues. From time to time, the relative proportion of sales made through our Direct Sales and Marketplace businesses may change. These variations do not impact our GMV but they do impact our revenues. In our Direct Sales business, we recognize revenues on a gross basis, net of return and cancellation allowances, and in our Marketplace business we recognize revenues on a net basis, representing commission fees earned.

Accordingly, we measure the volume of our operations not on the basis of revenues, but rather on the basis of our GMV, which also includes cargo income (related to the products sold over our platform) and returns and cancellations, which are correlated with the volumes of goods sold on our platform.

(2)	See “—Changes to certain key operating performance indicators.” for more information about changes to this metric.
(3)

Unlike the corresponding metric historically used by the Company, this “Kaspi definition” deducts returns and cancellations and excludes cargo income. See “—Presentation of Financial and Other Information—Key Operating Performance Indicators” and “—Changes to certain key operating performance indicators.”

(4)

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

(5)

References to “Share of Marketplace GMV” are to the portion of GMV sold through our Marketplace represented as a percentage of our GMV. Share of Marketplace GMV is a metric used to understand the relative size of our Marketplace operations compared to our other operations, such as our Direct Sales. Accordingly, we believe that Share of Marketplace GMV provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors. Based on the Kaspi definition, Share of Marketplace GMV was 68.1%, 69.8% and 67.3% in the years ended December 31, 2025, 2024 and 2023, respectively.

(6)

Order Frequency, which is the Number of Orders per Active Customer, was 7.4, 6.8 and 6.2 in the years ended December 31, 2025, 2024 and 2023, respectively. See “—Key Factors Affecting Our Financial Condition and Results of Operations—Growth, Retention and Engagement of Our Customers.”

(7)

Unlike the corresponding metric historically used by the Company, this “Kaspi definition” excludes returns and cancellations. See “—Changes to certain key operating performance indicators.” for more information about changes to this metric.

(8)

Gross Contribution, EBITDA, Free Cash Flow and Net Working Capital are supplemental measures that are not required by or presented in accordance with IFRS Accounting Standards as issued by the IASB. See “Presentation of Financial and Other Information—Use of Non-IFRS Financial Measures” and below for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

(9)	References to “Gross Contribution” are to revenues less cost of inventory sold.

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB. We have included gross contribution in this annual report because it is a key measure used by our management and board of directors to evaluate our operational profitability and how efficiently the Company manages its inventory costs relative to its revenue as it reflects direct costs of products sold to our buyers. Accordingly, we believe that Gross Contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB.

The following table shows the calculation of Gross Contribution for the periods presented.

	For the year ended December 31,
	2025	2024	2023

	(thousand Turkish Lira)
Revenues(a)	84,651,820	74,669,572	67,198,755
Cost of inventory sold(b)	(53,981,418)	(46,672,956)	(46,845,818)
Gross Contribution	30,670,402	27,996,616	20,352,937
(a)	See “—Components of Our Results of Operations—Revenues.”
(b)	See “—Components of Our Results of Operations—Operating expenses.”

(10)	References to “EBITDA” are to profit or loss for the period plus income tax less financial income plus financial expenses and fees plus depreciation and amortization plus monetary gains/(losses).

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB. We have included EBITDA in this annual report because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. EBITDA eliminates certain items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e., the monetary gains/(losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

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

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period as a profit measure or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB.

The following table shows the reconciliation of EBITDA to income/(loss) for the years presented.

	Year ended December 31,
	2025	2024	2023

	(thousand Turkish Lira)
Income/(Loss) for the year	(5,699,176)	(2,100,697)	142,744
Income tax	43,145	—	—
Financial income	4,928,114	5,259,222	6,689,179
Financial expenses and fees	(11,996,533)	(10,026,763)	(7,578,232)
Depreciation and amortization	(3,171,434)	(2,680,858)	(2,218,886)
Monetary gains/(losses)	3,356,145	2,644,648	2,401,865
EBITDA	1,141,387	2,703,054	848,818

(11)	References to “Free Cash Flow” are to net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment.

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB. We have included Free Cash Flow in this annual report because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS Accounting Standards as issued by the IASB results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by/ (used in) operating activities for the periods presented.

	Year ended December 31,
	2025	2024	2023

	(thousand Turkish Lira)
Net cash provided by/ (used in) operating activities	11,284,445	7,457,826	9,485,168
Capital expenditures(a)	(2,414,849)	(2,631,648)	(2,180,306)
Proceeds from the sale of property and equipment	7,355	19,356	14,283
Free Cash Flow	8,876,951	4,845,534	7,319,145

(a) See Item 5.B. “—Liquidity and Capital Resources—Material Cash Requirements—Capital Expenditures.”

(12)

References to “Net Working Capital” are to current assets (excluding cash and cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities). Net Working Capital is presented as of December 31, 2025, 2024 and 2023.

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB. We have included Net Working Capital in this annual report because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

Net Working Capital has limitations as a financial measure, and you should not consider it in isolation as a measure of our liquidity or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB. There are limitations to using non-IFRS financial measures, including that other companies calculate Net Working Capital differently. Because of these limitations, you should consider Net Working Capital alongside other financial performance measures, including current assets, current liabilities and our other IFRS Accounting Standards as issued by the IASB results.

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

Operating expenses

Our operating expenses comprise (a) cost of inventory sold, (b) shipping and packaging expenses, (c) payroll and outsource staff expenses, (d) advertising expenses, (e) technology expenses, (f) depreciation and amortization, (g) other operating expenses, (h) other operating income and (i) impairment losses, where:

(a)	Cost of inventory sold consists of the purchase price of products, including supplier rebates and subsidies, write-downs and losses of inventories in our Direct Sales business;
(b)	Shipping and packaging expenses primarily consist of outbound shipping, logistics and packaging costs;
(c)

Payroll and outsource staff expenses primarily consist of all payroll and related expenses in addition to costs related to our outsourced personnel; however, payroll expenses for certain employees in the technology team who are responsible for website development are capitalized in our financial statements. Therefore, our payroll and outsource staff expenses excludes costs related to such employees;

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
(g)

Other operating expenses consist of expenses related to several legal cases, utilities, consultancy, rent expenses, credit card processing, insurance, withholding tax, vehicle fuel, credit card chargebacks, internet line, irrecoverable value added tax, maintenance expenses, stationary, travel, impairment of intangible assets and other expenses;

(h)

Other operating income consists of income related to contribution income, partnership income, withholding tax, depositary service, brand promotions, services charges, released provisions and other income; and

(i)	Impairment losses consist of provision and reversal of doubtful receivables.

Financial income

Financial income consists of foreign currency exchange gains, interest income, fair value gains on financial assets at fair value and other income.

Financial expenses and fees

Financial expenses and fees consist of fee for collection of credit card receivables, foreign currency exchange losses, interest expenses on bank borrowings, interest expenses on purchases, interest expenses on lease liabilities, fair value losses on financial assets at fair value and other expenses.

Monetary gains/(losses)

Monetary gains/(losses) on the net monetary position is derived as the difference resulting from the restatement of non-monetary assets, owners’ equity and items in the statements of comprehensive income/(loss) and the adjustment of index-linked assets and liabilities.

Income tax

Income tax consists of tax calculated at the enacted tax rate, the effect of non-deductible expenses and deferred income tax assets not recognized. We are subject to Turkish corporate income tax, and set aside tax provisions in our financial statements for the estimated charge based on our results for the period. Corporate tax is applicable to the taxable corporate income, which is calculated based on the statutory accounting profit by adding back the non-deductible expenses, and by deducting the tax-exempt earnings, other exempt income and other deductions (e.g., losses in previous periods, investment incentives utilized and specific allowances). The corporate income tax rate in Türkiye was 25% in 2025, 25% in 2024 and 25% in 2023. The Law on Amendments to Tax Laws and Certain Laws and Decree Law No. 375 numbered 7524, published in the Official Gazette No. 32620 on August 2, 2024, introduced a minimum corporate tax rate of 10% to be applied to profits earned in fiscal year 2025 and subsequent tax periods. The purpose of the minimum corporate tax is to ensure that the tax assessed is not less than 10% of corporate income, whenever taxpayers have taxable income before applying relevant exemptions or deductions. We may also be subject to one-off taxes. We were not subject to the one-time earthquake tax for the 2022 accounting period which amounted to a rate of 10% on exemption and deduction amounts applied on income under the applicable laws, among other items. However, any amendments to the tax legislation or subsequent practice of tax authorities may require us to pay an earthquake or other one-off tax in the future, including on a retroactive basis for the prior accounting periods. See Item 3.D “Key Information—Risk Factors—Legal and Regulatory Risks—We are subject to tax audits that may result in additional tax liabilities and are exposed to changes in tax laws and regulations as well as their interpretation and implementation, including Türkiye’s digital service tax and one-off taxes, which could subject us to new liabilities in the future.”

A.Operating Results

Results of Operations

Below are our results of operations for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

	(thousand Turkish Lira)
Revenues	84,651,820	74,669,572	67,198,755
Cost of inventory sold	(53,981,418)	(46,672,956)	(46,845,818)
Shipping and packaging expenses	(9,199,079)	(7,975,827)	(6,281,581)
Payroll and outsource staff expenses	(9,130,713)	(8,576,921)	(6,621,903)
Advertising expenses	(7,305,917)	(5,617,923)	(4,587,984)
Technology expenses	(828,647)	(969,429)	(778,935)
Depreciation and amortization	(3,171,434)	(2,680,858)	(2,218,886)
Other operating income	499,885	468,973	898,748
Other operating expenses	(2,717,970)	(2,089,671)	(2,045,451)
Impairment losses	(846,574)	(532,764)	(87,013)
Operating profit/(loss)	(2,030,047)	22,196	(1,370,068)
Financial income	4,928,114	5,259,222	6,689,179
Financial expenses and fees	(11,996,533)	(10,026,763)	(7,578,232)
Monetary gains/(losses)	3,356,145	2,644,648	2,401,865
Income/(Loss) before income taxes	(5,742,321)	(2,100,697)	142,744
Income tax	43,145	—	—
Income/(Loss) for the year	(5,699,176)	(2,100,697)	142,744
Actuarial losses arising on re-measurement of post-employment benefits	(3,737)	(28,890)	(141,942)
Tax effect of actuarial gain (loss) of defined Benefit Plan	(1,228)	—	—
Total comprehensive income/(loss) for the year	(5,704,141)	(2,129,587)	802

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Below are our revenues, broken down by source, for the years ended December 31, 2025 and 2024, and as a percentage of total revenues:

	Year ended December 31,
	2025		2024		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Sales of goods	57,102,793	67.5	50,494,375	67.6	6,608,418	13.1
Marketplace revenues	9,874,466	11.7	9,491,687	12.7	382,779	4.0
Delivery services revenue	12,355,750	14.6	10,295,632	13.8	2,060,118	20.0
Other	5,318,811	6.3	4,387,878	5.9	930,933	21.2
Revenues	84,651,820	100.0	74,669,572	100.0	9,982,248	13.4

Our revenues increased by TRY 9,982,248 thousand, or 13.4%, to TRY 84,651,820 thousand in the year ended December 31, 2025 from TRY 74,669,572 thousand in the year ended December 31, 2024. This was primarily attributable to a TRY 6,608,418 thousand, or 13.1%, increase in sales of goods to TRY 57,102,793 thousand in 2025 compared to TRY 50,494,375 thousand in 2024 and a TRY 2,060,118 thousand, or 20.0%, increase in delivery service revenue to TRY 12,355,750 thousand in 2025 compared to TRY 10,295,632 thousand in 2024. Additionally, other service revenue, which mainly consisted of advertising services revenue, Hepsiburada Premium subscription fees, fulfillment services revenue and Hepsi Finansman interest revenue, grew by TRY 930,933 thousand, or 21.2%, to TRY 5,318,811 thousand in 2025 compared to TRY 4,387,878 thousand in 2024.

In 2025, the Number of Orders increased by 9.5% compared to 2024 due to the continued rise in Order Frequency. Meanwhile, Average Order Value decreased by 4.7% in 2025 compared to 2024. The decrease in Average Order Value was due to the decrease in consumer purchasing power and to the higher share of low-ticket items in non-electronics in 2025 compared to 2024.

The increase in the Number of Orders by 9.5%, resulted in TRY 6,991,196 thousand, or 11.7% growth on an annual basis in sales of goods and Marketplace revenues, on an aggregate basis, compared to 2024. This increase resulted from our growth-oriented strategy, including targeted marketing initiatives, initiatives for faster delivery and customer- and merchant-focused actions in the second half of 2025. However, the compound effects of an increasingly orthodox monetary policy from the Turkish government in response to inflation and continued high annual interest rates in 2025 (as reported by the CBRT, the annual average interest rate was 42.6% in 2025 and 44.9% in 2024) curtailed market growth and consumer demand, which had an adverse effect on our revenue growth compared to 2024.

The 4.0% year-on-year growth in Marketplace revenue was lower than the 13.1% year-on-year growth in sales of goods revenue mainly due to the 1.2 percentage point shift in GMV mix towards retail with faster growth in electronics in 2025 and decrease in marketplace Average Order Value due to a decline in consumer purchasing power.

The 20% increase in delivery service revenue compared to 2024 was mainly due to (i) an increase in the number of parcels delivered, (ii) an increase in delivery service revenue from off-platform customers of Hepsijet, and (iii) annual and mid-year rises in unit delivery service charges.

The 21.2% growth in other revenue was mainly driven by 43.6% growth in our advertising services revenues (including our HepsiAd services and co-marketing revenues) driven by increased focus on advertisement revenue streams and 27.9% growth in Hepsiburada Premium subscription revenues compared to 2024 due to a price increase in the last quarter of 2024. HepsiAd services revenue as a percentage of GMV was approximately 0.8% in 2025.

Operating expenses

Below are our operating expenses, broken down by category, for the years ended December 31, 2025 and 2024, and as a percentage of total revenue:

	2025		2024		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Cost of inventory sold	(53,981,418)	63.8	(46,672,956)	62.5	(7,308,462)	15.7
Shipping and packaging expenses	(9,199,079)	10.9	(7,975,827)	10.7	(1,223,252)	15.3
Payroll and outsource staff expenses	(9,130,713)	10.8	(8,576,921)	11.5	(553,792)	6.5
Advertising expenses	(7,305,917)	8.6	(5,617,923)	7.5	(1,687,994)	30.0
Technology expenses	(828,647)	1.0	(969,429)	1.3	140,782	(14.5)
Depreciation and amortization	(3,171,434)	3.7	(2,680,858)	3.6	(490,576)	18.3
Other operating income	499,885	(0.6)	468,973	(0.6)	30,912	6.6
Other operating expenses	(2,717,970)	3.2	(2,089,671)	2.8	(628,299)	30.1
Impairment losses	(846,574)	1.0	(532,764)	0.7	(313,810)	58.9
Operating expenses	(86,681,867)	102.4	(74,647,376)	100.0	(12,034,491)	16.1

Our operating expenses increased by TRY 12,034,491 thousand, or 16.1%, to TRY 86,681,867 thousand for the year ended December 31, 2025 from TRY 74,647,376 thousand for the year ended December 31, 2024. This increase was mainly due to a 15.7% increase in cost of inventory sold, a 15.3% increase in shipping and packaging expenses, an 6.5% increase in payroll and outsource staff expenses, a 30% increase in advertising expenses, a 18.3% increase in depreciation and amortization, a 30.1% increase in other operating expense and a 58.9% increase in impairment losses. This increase was partially offset by a 14.5% decrease in technology expenses and a 6.6% increase in other operating income.

The increase of TRY 7,308,462 thousand, or 15.7%, in our cost of inventory sold was primarily attributable to a 13.1% increase in sales of goods. The faster rate of increase in cost of inventory sold mainly related to efforts to improve price competitiveness.

The TRY 1,223,252 thousand, or 15.3%, increase in shipping and packaging expenses was mainly driven by the 9.5% increase in Number of Orders and a rise in delivery fee per unit, outpacing the average inflation in 2025, applied by our delivery partners due to increases in fuel prices and annual minimum wages.

The TRY 553,792 thousand, or 6.5%, rise in payroll and outsource staff expenses was mainly due to the annual and mid-year salary rises, along with a TRY 158,515 thousand increase in the provision for unused vacation liability.

The TRY 1,687,994 thousand, or 30%, increase in advertising expenses was mainly due to performance marketing investments initiated in the second half of 2025 as part of our growth-focused strategy. In this regard, we have deepened our engagement with our customers, which contributed to higher Order Frequency and overall GMV. As an outcome of the new E-Commerce Law (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”), in the future, the Company may have to limit the total amount of advertising and marketing expenditures and customer discounts if and when the Company exceeds the threshold that triggers advertisement and discount budget restrictions.

The TRY 140,782 thousand, or 14.5%, decrease in technology expenses was mainly due to savings in outsourced technology services and a decrease in investments in new software solutions to enhance customer experience compared to 2024.

The TRY 490,576 thousand, or 18.3%, increase in depreciation and amortization was mainly due to the increase in additions to intangible assets associated with website development costs and new server investments made in 2025.

Other operating income, which mainly includes bank promotion income, ADS depositary service income, reversal of provisions and partnership income, increased by TRY 30,912 thousand, or 6.6%, to TRY 499,885 thousand, in the year ended December 31, 2025 from TRY 468,973 thousand in December 31, 2024.

Other operating expenses which mainly include provision for license fee, impairment of intangible assets, insurance, provision for legal cases, legal expenses, consultancy, withholding tax and other service costs increased by TRY 628,299 thousand, or 30.1%, to TRY 2,717,970 thousand for the year ended December 31, 2025 from TRY 2,089,671 thousand for the year ended December 31, 2024. This increase was mainly due to the impairment of intangible assets amounting to TRY 269,457 thousand relating to certain website development costs, an increase in consultancy expenses amounting to TRY 139,908 thousand, an increase in utilities amounting to TRY 61,502 thousand and an increase in license fee amounting to TRY 53,388 thousand.

Impairment losses, which mainly include bad debt provision expenses relating to BNPL receivables and loan receivables, increased by TRY 313,810 thousand, or 58.9%, to TRY 846,574 thousand for the year ended December 31, 2025 from TRY 532,764 thousand for the year ended December 31, 2024.

Financial income

Our financial income decreased by TRY 331,108 thousand, or 6.3%, to TRY 4,928,114 thousand in 2025 compared to TRY 5,259,222 thousand in 2024. This was mainly driven by a TRY 366,929 thousand decrease in foreign currency exchange gains from our U.S. dollar denominated bank deposits and financial investments due to holding more cash in Turkish Lira rather than USD in 2025 compared to 2024 and a TRY 372,409 thousand decrease in interest income on credit sales due to the decrease in BNPL revenues. This decrease was partially offset by a TRY 434,686 thousand increase in interest income on time deposits due to shifting our treasury policy towards holding more Turkish Lira in 2025 compared to 2024.

Financial expenses and fees

Our financial expenses and fees increased by TRY 1,969,770 thousand, or 19.6%, to TRY 11,996,533 thousand in 2025 compared to TRY 10,026,763 thousand in 2024, primarily attributable to a TRY 1,513,674 thousand increase in fees for collection of credit card receivables based on higher numbers of installments in the market and a TRY 339,215 thousand increase in interest expenses on lease liabilities due to new server investments financed through leasing.

Monetary gains/(losses)

Our monetary gains/(losses) position increased by TRY 711,497 thousand to TRY 3,356,145 thousand monetary gains in 2025 from TRY 2,644,648 thousand monetary gains in 2024. The increase in monetary gains was mainly due to the change in net monetary position resulting from monetary liabilities (mainly consisting of trade payables and payables to merchants) exceeding monetary assets (mainly consisting of cash and cash equivalents) in 2025.

Net (loss)/income for the year

Our net loss for the year was TRY 5,699,176 thousand in 2025 compared to net loss of TRY 2,100,697 thousand in 2024.

The TRY 3,598,479 thousand negative change was mainly due to the TRY 2,300,879 thousand increase in net financial expenses and fees (net of financial income) relating to fees for collection of credit card receivables due to higher cost of credit card installments and a TRY 1,687,994 thousand increase in advertising expenses due to investments relating to our growth strategy, partially offset by a TRY 711,497 thousand increase in monetary gains as described above.

EBITDA

EBITDA decreased by TRY 1,561,667 thousand, or 57.8%, to TRY 1,141,387 thousand in the year ended December 31, 2025 from TRY 2,703,054 thousand in the year ended December 31, 2024, corresponding to 0.4% EBITDA as a percentage of GMV in 2025. This corresponded to a 0.7 percentage point decrease in EBITDA as a percentage of GMV in 2025 compared to 1.1% in 2024. These decreases were driven by a 0.6 percentage point increase in advertising expenses, a 0.3 percentage point increase in shipping and packaging expenses, a 0.2 percentage point increase in other operating expenses and a 0.1 percentage point increase in impairment losses, partially offset by a 0.6 percentage point increase in Gross Contribution, in each case as a percentage of GMV.

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Below are our revenues, broken down by source, for the years ended December 31, 2024 and 2023, and as a percentage of total revenues:

	Year ended December 31,
	2024		2023		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Sales of goods	50,494,375	67.6	49,803,049	74.1	691,326	1.4
Marketplace revenues	9,491,687	12.7	8,478,435	12.6	1,013,252	12.0
Delivery services revenue	10,295,632	13.8	6,845,662	10.2	3,449,970	50.4
Other	4,387,878	5.9	2,071,609	3.1	2,316,269	111.8
Revenues	74,669,572	100.0	67,198,755	100.0	7,470,817	11.1

Our revenues increased by TRY 7,470,817 thousand, or 11.1%, to TRY 74,669,572 thousand in the year ended December 31, 2024 from TRY 67,198,755 thousand in the year ended December 31, 2023. This was primarily attributable to a TRY 3,449,970 thousand, or 50.4%, increase in delivery service revenue to TRY 10,295,632 thousand in 2024 compared to TRY 6,845,662 thousand in 2023. Additionally, other service revenue, which mainly consisted of advertising services revenue, Hepsiburada Premium subscription fees, fulfillment services revenue and Hepsi Finansman interest revenue, grew by TRY 2,316,269 thousand, or 111.8%, to TRY 4,387,878 thousand in 2024 compared to TRY 2,071,609 thousand in 2023.

In 2024, the Number of Orders increased by 10.9% compared to 2023 due to the continued rise in Order Frequency. Meanwhile, Average Order Value increased by 3.9% in 2024 compared to 2023. The increase in Average Order Value growth was due to a faster-than-inflation rise in average selling prices and to the higher share of large-ticket items in non-electronics in 2024 compared to 2023.

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

Operating expenses

Below are our operating expenses, broken down by category, for the years ended December 31, 2024 and 2023, and as a percentage of total revenue:

	2024		2023		Change
		% of		% of
		Revenues		Revenues	Amount	%

	(in thousands Turkish Lira, except percentages)
Cost of inventory sold	(46,672,956)	62.5	(46,845,818)	69.7	172,862	(0.4)
Shipping and packaging expenses	(7,975,827)	10.7	(6,281,581)	9.3	(1,694,246)	27.0
Payroll and outsource staff expenses	(8,576,921)	11.5	(6,621,903)	9.9	(1,955,018)	29.5
Advertising expenses	(5,617,923)	7.5	(4,587,984)	6.8	(1,029,939)	22.4
Technology expenses	(969,429)	1.3	(778,935)	1.2	(190,494)	24.5
Depreciation and amortization	(2,680,858)	3.6	(2,218,886)	3.3	(461,972)	20.8
Other operating income	468,973	(0.6)	898,748	(1.3)	(429,774)	(47.8)
Other operating expenses	(2,089,671)	2.8	(2,045,451)	3.0	(44,220)	2.2
Impairment losses	(532,764)	0.7	(87,013)	0.1	(445,751)	512.3
Operating expenses	(74,647,376)	100.0	(68,568,823)	102.0	(6,078,553)	8.9

Our operating expenses increased by TRY 6,078,553 thousand, or 8.9%, to TRY 74,647,376 thousand for the year ended December 31, 2024 from TRY 68,568,823 thousand for the year ended December 31, 2023. This increase was mainly due to a 27.0% increase in shipping and packaging expenses, an 29.5% increase in payroll and outsource staff expenses, a 22.4% increase in advertising expenses, a 24.5% increase in technology expenses, a 20.8% increase in depreciation and amortization, a 47.8% decrease in other operating income, a 2.2% increase in other operating expenses and a 512.3% increase in impairment losses. This increase was partially offset by a 0.4% decrease in cost of inventory sold.

The decrease of TRY 172,862 thousand, or 0.4%, in our cost of inventory sold was primarily due to the higher discount impact on cost of inventory sold due to purchases on credit, as a result of increased annual interest rate in Türkiye.

The TRY 1,694,246 thousand, or 27.0%, increase in shipping and packaging expenses was mainly driven by the 10.9% increase in Number of Orders and a rise in delivery fee per unit, outpacing the average inflation in 2024, applied by our delivery partners due to increases in fuel prices and annual minimum wages.

The TRY 1,955,018 thousand, or 29.5%, rise in payroll and outsource staff expenses was mainly due to the annual and mid-year salary rises, along with the fact that the number of average full-time and outsourced employees (excluding those employees who are employed for the development of our website and whose costs are capitalized as per IFRS Accounting Standards as issued by the IASB) increased by 24.1% in 2024 compared to 2023 in line with our plans on talent onboarding for our subsidiaries.

The TRY 1,029,939 thousand, or 22.4%, increase in advertising expenses was mainly due to continued investment in some of our profitability drivers including growing the sale of non-electronic categories and scaling our strategic business pillar Hepsiburada Premium program. In this regard, we have deepened our customer engagement through better personalized customer journeys and our loyalty program. As an outcome of the new E-Commerce Law (as defined under Item 4.B. “Information on the Company—Business Overview—Regulatory Overview”), in the future, the Company may have to limit the total amount of advertising and marketing expenditures and customer discounts if and when the Company exceeds the threshold that triggers advertisement and discount budget restrictions.

The TRY 190,494 thousand, or 24.5%, increase in technology expenses was mainly due to higher cloud expenses in 2024 compared to 2023 and an increase in our headcount, which triggered higher software license fees. The increase was also related to investments in new software solutions to enhance customer experience in line with our efforts to provide a superior customer experience.

The TRY 461,972 thousand, or 20.8%, increase in depreciation and amortization was mainly due to the increase in additions to intangible assets associated with website development costs.

Other operating income, which mainly includes reversal of provisions, contribution income, bank promotion income and ADS depositary service income, decreased by TRY 429,774 thousand, or 47.8%, to TRY 468,973 thousand, in the year ended December 31, 2024 from TRY 898,748 thousand in December 31, 2023. This decrease was largely attributable to recording of the reversal of TRY 273.2 million of the TRY 297.6 million expense provision regarding an investigation initiated by the Competition Board in 2023, and the settlement of the USD 3,975 thousand (equivalent to TRY 230.2 million) contribution amount owed by TurkCommerce B.V. to Hepsiburada under the contribution agreement entered into between the parties in 2023.

Other operating expenses which mainly include provision for license fee, insurance, provision for legal cases, legal expenses, consultancy, withholding tax and other service costs increased by TRY 44,220 thousand, or 2.2%, to TRY 2,089,671 thousand for the year ended December 31, 2024 from TRY 2,045,451 thousand for the year ended December 31, 2023. This increase was mainly due to provision for license fee amounting to TRY 235,637 thousand and utilities and rent expenses. The increase was partially offset by lower withholding tax payments and credit card processing expenses in 2024 compared to 2023.

Impairment losses, which mainly include bad debt provision expenses relating to BNPL receivables and loan receivables, increased by TRY 445,751 thousand, or 512.3%, to TRY 532,764 thousand for the year ended December 31, 2024 from TRY 87,013 thousand for the year ended December 31, 2023.

Financial income

Our financial income decreased by TRY 1,429,957 thousand, or 21.4%, to TRY 5,259,222 thousand in 2024 compared to TRY 6,689,179 thousand in 2023. This was mainly driven by a TRY 3,703,011 thousand decreases in foreign currency exchange gains from our U.S. dollar denominated bank deposits and financial investments due to lower U.S. dollar/TRY appreciation in 2024. The TRY currency depreciation was by 19.7% in 2024 compared to 57.4% in 2023. The decrease was partially offset by a TRY 1,310,655 thousand increase in interest income on time deposits due to higher annual interest rates (as reported by the CBRT, the annual average interest rate increased to 44.9% in 2024 from 18.6% in 2023) and a TRY 1,094,275 thousand increase in interest income on credit sales due to higher annual interest rates and higher revenue.

Financial expenses and fees

Our financial expenses and fees increased by TRY 2,448,531 thousand, or 32.3%, to TRY 10,026,763 thousand in 2024 compared to TRY 7,578,232 thousand in 2023, primarily attributable to a TRY 2,377,976 thousand increase in fees for collection of credit card receivables as a result of an increase in annual effective interest rates compared to 2024 and a TRY 1,034,990 thousand increase in interest expenses on purchases due to higher inventory procurement during 2024. The increase was partially offset by a TRY 1,080,921 thousand decrease in foreign currency exchange losses from our U.S. dollar denominated trade payables and payables to merchants due to lower U.S. dollar/TRY appreciation in 2024.

Monetary gains/(losses)

Our monetary gains/(losses) position increased by TRY 242,783 thousand to TRY 2,644,648 thousand monetary gains in 2024 from TRY 2,401,865 thousand monetary gains in 2023. The increase in monetary gains was mainly due to the change in net monetary position resulting from monetary liabilities (mainly consisting of trade payables and payables to merchants) exceeding monetary assets (mainly consisting of cash and cash equivalents) in 2024.

Net (loss)/income for the year

Our net loss for the year was TRY 2,100,697 thousand in 2024 compared to net income of TRY 142,744 thousand in 2023.

The TRY 2,243,443 thousand negative change was mainly due to the TRY 3,878,486 thousand increase in net financial expenses and fees (net of financial income), which was partially offset by the TRY 1,392,270 thousand reduction in operating losses and the TRY 242,783 thousand increase in monetary gains as described above.

EBITDA

EBITDA increased by TRY 1,854,236 thousand, or 218.4%, to TRY 2,703,054 thousand in the year ended December 31, 2024 from TRY 848,818 thousand in the year ended December 31, 2023, corresponding to 1.1% EBITDA as a percentage of GMV in 2024. This corresponded to a 0.7 percentage point improvement in EBITDA as a percentage of GMV in 2024 compared to 0.4% in 2023. This improvement was driven by a 2.1 percentage point rise in Gross Contribution margin, partially offset by a 0.5 percentage point increase in payroll and outsource staff expenses, a 0.4 percentage point increase in shipping and packaging expenses, a 0.2 percentage point increase in advertising expenses, a 0.1 percentage point increase in other operating expenses, net and a 0.2 percentage point increase in impairment losses, in each case as a percentage of GMV.

B. Liquidity and Capital Resources

Current Sources of Liquidity and Capital Resources

Our principal sources of liquidity are the revenue generated from our Marketplace and Direct Sales operations, the revenue generated from our additional revenue streams including off-platform delivery service revenue, advertising services revenue through HepsiAd, subscription revenue through Hepsiburada Premium, interest revenue through Hepsi Finansman and fulfillment services revenue; the cash received from IPO proceeds and uncommitted available credit limits from Turkish banking institutions.

As of December 31, 2025, we had cash and cash equivalents of TRY 11,307,632 thousand and financial investments of TRY 2,016,090 thousand, compared to cash and cash equivalents TRY 8,835,465 thousand and financial investments of TRY 3,121,445 thousand as of December 31, 2024. Our cash and cash equivalents consist of cash in hand, bank deposits and highly liquid assets, the original maturity of which is less than three months. Our financial investments are financial assets measured at fair value and financial assets carried at amortized cost and consist of foreign currency based mutual funds and Eurobonds as of December 31, 2025. See Note 3 to our audited consolidated financial statements included elsewhere in this annual report for further details. We held approximately 93% of our cash and cash equivalents in Turkish Lira as of December 31, 2025 while the remaining 7% was held in U.S. dollar. We held approximately 98% of our financial investments in U.S. dollar as of December 31, 2025. The percentage of cash and cash equivalents that is held in Turkish Lira may change from time to time in line with the Group’s working capital management policy. See Item 5. “Operating and Financial Review and Prospects—Key Factors Affecting Our Financial Condition and Results of Operations—Exchange Rate Volatility.” In 2021, we received approximately USD 469.3 million in net proceeds from our IPO after deducting underwriting commissions and discounts and the IPO expenses payable by us, all of which we had fully used as of December 31, 2025.

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

In order to have access to financing, we maintain credit limits with various Turkish banks. As of December 31, 2025, our total uncommitted credit limits amounted to TRY 8,611,947 thousand, available for cash and non-cash (i.e., letters of credit) utilizations as well as supplier and merchant financing operations and consumer finance operations. As of December 31, 2025 and December 31, 2024, our bank borrowings under these credit limits amounted to TRY 596,550 thousand and TRY 2,202,507 thousand, respectively.

The following table summarizes our borrowings as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023

	(in thousands Turkish Lira)
Short-term bank borrowings	596,550	2,202,507	346,722
Long-term bank borrowings	—	—	5,308
Total bank borrowings	596,550	2,202,507	352,030

Our short-term bank borrowings are utilized to fund our consumer financing operations, to facilitate supplier and merchant financing facilities, as well as for a short-term liquidity source if and when required in the ordinary course of our operations. As of December 31, 2025, supplier and merchant financing facilities represented TRY 488.1 million of our short-term bank borrowings, and the remaining TRY 108.5 million pertained to other short-term bank borrowings utilized as a resource for liquidity.

Given the seasonality in our operations, historically, we would draw on short-term loans in the first quarter of the year (due to decreased sales after year-end and to provide a source of liquidity) and repay a substantial amount in the second half of the year (as we generate cash through our operations). Due to this cycle, a significant portion of the utilized amounts is not outstanding as of the relevant balance sheet date. In 2023, given significant IPO proceeds, we did not draw a significant amount on short-term loans. In 2024 and 2025, we utilized debt market instruments in order to grow our consumer financing operations. As of December 31, 2025, our short-term borrowings amounted to TRY 108,471 thousand (excluding supplier and merchant financing loans). TRY 97.0 million of short-term bank borrowings were to fund our consumer finance operations. The remaining balance consisted of TRY 11.4 million of non-interest-bearing credit card payables due to purchasing goods. Of note, during 2023, 2024 and the beginning of 2025, we were subject to restrictions from borrowing Turkish Lira from banks given that our foreign-currency cash assets exceeded the limits set out in the BRSA Decision dated June 24, 2022 (the “BRSA Decision”). The BRSA decision was lifted in February 2025.

In 2024 and in the first quarter of 2025, Hepsiburada participated as originating entity with respect to its BNPL receivables in issuances of ABS pursuant to the approval granted by the Capital Markets Board of Türkiye (“CMB”) to Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu on March 21, 2024. The approval was granted for up to TRY 2 billion and was valid for one year from the date of approval. Within this scope, we participated in four issuances of ABS. The first issuance of TRY 150 million with average maturity of 89 days at an annual average interest rate of 55% was settled on June 5, 2024. The second issuance of TRY 350 million with average maturity of 84 days at an annual average interest rate of 51.00% was settled on September 27, 2024. The third issuance of TRY 450 million with average maturity of 73 days at an annual average interest rate of 51.00% was settled on December 4, 2024. The fourth (and final) issuance of TRY 500 million with average maturity of 70 days at an annual average interest rate of 42.75% was settled on March 12, 2025. Although the ABS program was discontinued in 2025, we may use ABS again in the future.

In 2024 and 2025, we also issued four series of bonds to domestic qualified investors through Hepsi Finansman to sustainably grow our consumer finance business. On September 11, 2024, the CMB granted approval of Hepsi Finansman’s issuance of bonds or bills with a total aggregate principal amount of up to TRY 1,050 million in one or more tranches within one year. Hepsi Finansman completed its first and second bond issuances on October 10, 2024 and on November 6, 2024 of aggregate principal amounts of TRY 250 million and TRY 150 million, respectively. Each of these series of bonds has a six-month maturity and coupon payments due every three months. Each series of bonds accrues interest at a rate of 51.50% per annum. The principal of the bonds will be repaid at maturity. The third issuance on March 4, 2025 was for an aggregate principal amount of TRY 100 million with a six-month maturity at a compounded annual interest rate of 43.00% with a coupon and principal repayment at maturity. The fourth issuance on April 30, 2025 was for an aggregate principal amount of TRY 66.95 million with a six-month maturity at an interest rate of 52.00% per annum.

Additionally, in 2025, we increased the share capital of the Company in an aggregate amount of TRY 4,172.0 million to provide additional cash to fund our business operations. See Item 14 “Material Modifications to the Rights of Security Holders and Use of Proceeds—Amendments to Articles of Association—Capital Increase” for more information.

All of our bank borrowings are denominated in Turkish Lira and are utilized under Turkish law governed general credit agreements with standard terms. As of December 31, 2025, the average annual effective interest rate for our bank borrowings was between 41.3% and 48% and the average annual effective interest rate for supplier and merchant financing loans was 51.6% while these rates in 2024 were between 48% and 54.1%, and 58.4%, respectively.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2025, 2024, and 2023.

	For the year ended December 31,
	2025	2024	2023

	(thousand Turkish Lira)
Cash and cash equivalents at beginning of the year	8,833,647	10,392,362	16,378,445
Net cash provided by/(used in) operating activities	11,284,445	7,457,826	9,485,168
Net cash provided by/(used in) investing activities	2,565,280	1,171,104	(3,171,646)
Net cash provided by/(used in) financing activities	(9,239,214)	(7,678,061)	(6,293,097)
Net increase in cash and cash equivalents	4,610,511	950,869	20,425
Effects of exchange rate changes on cash and cash equivalents	36,752	65,342	329,625
Effects of inflation on cash and cash equivalents	(2,183,505)	(2,574,926)	(6,336,133)
Cash and cash equivalents at end of the year	11,297,405	8,833,647	10,392,362

Net cash provided by / (used in) operating activities

Net cash provided by operating activities for 2025 comprised a TRY 5,699,176 thousand net loss (2024: net loss of TRY 2,100,697 thousand), a positive TRY 2,726,535 thousand change in net working capital (2024: negative TRY 2,525,517 thousand) and a TRY 14,257,086 thousand change in other items (comprising non-cash items such as provisions and depreciation expenses, as well as non-operating items such as financial income and expenses, non-operating monetary gains and losses and unrealized foreign exchange differences) (2024: TRY 12,084,040 thousand). Net cash provided by operating activities increased by TRY 3,826,619 thousand to TRY 11,284,445 thousand in 2025 as compared to TRY 7,457,826 thousand in 2024. This increase was mainly due to a TRY 5,252,052 thousand increase in change in working capital and a TRY 2,173,046 thousand increase in change in other items comprising non-cash items such as provisions and operating monetary gains and losses as well as realized foreign exchange gains, partially offset by a TRY 3,598,479 thousand increase in loss for the year.

Net cash provided by operating activities for 2024 comprised a TRY 2,100,697 thousand net loss (2023: net income of TRY 142,744 thousand), a negative TRY 2,525,517 thousand change in net working capital (2023: negative TRY 2,898,437 thousand) and a TRY 12,084,040 thousand change in other items (comprising non-cash items such as provisions and depreciation expenses, as well as non-operating items such as financial income and expenses, non-operating monetary gains and losses and unrealized foreign exchange differences) (2023: TRY 12,240,861 thousand). Net cash provided by operating activities decreased by TRY 2,027,342 thousand to TRY 7,457,826 thousand in 2024 as compared to TRY 9,485,168 thousand in 2023. This decrease was mainly due to a TRY 2,243,441 thousand increase in net loss for the year and a TRY 156,821 thousand decrease in change in other items comprising non-cash items such as provisions and operating monetary gains and losses as well as realized foreign exchange gains, partially offset by a TRY 372,920 thousand increase in change in working capital.

Net cash provided by / (used in) investing activities

In 2025, net cash from investing activities increased by TRY 1,394,176 thousand to an inflow of TRY 2,565,280 thousand from an inflow of TRY 1,171,104 thousand in 2024. This increase was primarily due to a decrease in purchases of financial investments amounting to TRY 6,028,094 thousand, partially offset by a decrease in sale of financial investments amounting to TRY 4,651,194 thousand.

In 2024, net cash from investing activities increased by TRY 4,342,750 thousand to an inflow of TRY 1,171,104 thousand from an outflow of TRY 3,171,646 thousand in 2023. This change was primarily due to a decrease in purchases of financial investments amounting to TRY 1,171,176 thousand, an increase in sale of financial investments amounting to TRY 1,569,062 thousand and a TRY 2,048,781 thousand increase in interest received on time deposits and credit sales.

Net cash provided by / (used in) financing activities

In 2025, net cash used in financing activities increased by TRY 1,561,153 thousand to an outflow of TRY 9,239,214 thousand from an outflow of TRY 7,678,061 thousand in 2024. This increase was primarily due to the increase in interest and commission paid amounting to TRY 1,882,725 thousand, an increase in repayment of borrowings amounting to TRY 4,896,606 thousand and an increase in lease payments amounting to TRY 506,604 thousand. The increase was partially offset by a TRY 4,171,960 thousand net increase in capital injection made by Kaspi.kz and an increase in proceeds from borrowings amounting to TRY 1,552,822 thousand.

In 2024, net cash used in financing activities increased by TRY 1,384,964 thousand to an outflow of TRY 7,678,061 thousand from an outflow of TRY 6,293,097 thousand in 2023. This increase was primarily due to the increase in interest and commission paid amounting to TRY 2,941,094 thousand. The increase was partially offset by a TRY 1,501,265 thousand net decrease in proceeds from borrowings and repayment of borrowings in 2024.

Free Cash Flow

References to Free Cash Flow are to net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment. See “—Key Indicators of Operating and Financial Performance and Non-IFRS Measures.”

For the year ended December 31, 2025, our Free Cash Flow increased to TRY 8,876,951 thousand from TRY 4,845,534 thousand in 2024. This increase was mainly driven by a TRY 3,826,620 thousand increase in net cash provided by operating activities and a TRY 216,799 thousand decrease in tangible and intangible asset acquisitions. See “—Net cash provided by / (used in) operating activities” for further information.

For the year ended December 31, 2024, our Free Cash Flow decreased to TRY 4,845,534 thousand from TRY 7,319,145 thousand in 2023. This decrease was mainly driven by a TRY 2,027,342 thousand decrease in net cash provided by operating activities and a TRY 451,342 thousand increase in tangible and intangible asset acquisitions. See “—Net cash provided by / (used in) operating activities” for further information.

Net Working Capital

References to “Net Working Capital” are to current assets (excluding cash and cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

	As of December 31,
	2025	2024	2023

	(in thousands Turkish Lira)
Current assets	29,667,185	27,297,189	27,636,725
Cash and cash equivalents	(11,307,632)	(8,835,466)	(10,393,836)
Financial investments	(2,016,090)	(3,121,445)	(3,255,619)
Current liabilities	(33,390,282)	(28,254,450)	(25,788,220)
Bank borrowings, current	596,550	2,202,507	346,722
Lease liabilities, current	1,050,937	535,459	292,111
Net Working Capital	(15,399,332)	(10,176,206)	(11,162,118)

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB. See “—Summary Consolidated Financial and Other Data—Key Indicators of Operating and Financial Performance and Non-IFRS Measures” and “Presentation of Financial and Other Information” for more information.

Net Working Capital was negative TRY 15,399,332 thousand as of December 31, 2025 compared to negative TRY 10,176,206 thousand as of December 31, 2024. The TRY 5,223,126 thousand change in negative net working capital was mainly driven by a TRY 6,280,001 thousand increase in trade payables and payables to merchants, a TRY 688,118 thousand decrease in loan receivables, partially offset by a TRY 873,818 thousand increase in inventories and a TRY 323,246 thousand increase in trade receivables.

Net Working Capital was negative TRY 10,176,206 thousand as of December 31, 2024 compared to negative TRY 11,162,118 thousand as of December 31, 2023. The TRY 985,912 thousand change in negative net working capital was mainly driven by a TRY 1,132,553 thousand increase in trade receivables, a TRY 986,761 thousand increase in loan receivables, a TRY 362,388 increase in inventories, partially offset by a TRY 1,007,572 thousand decrease in other current assets and a TRY 774,572 thousand increase in other current liabilities. As of December 31, 2024, the increase in loan receivables was mainly due to an increase in our in-house consumer finance loan facility that was launched in January 2024.

Our trade receivables mainly include trade receivables related to checks received through corporate sales, credit card receivables, receivables from suppliers (receivables under rebate invoices issued to the suppliers where our rebate receivables from a supplier exceed the payables owed to that specific supplier at the reporting date and the net receivable from that specific supplier is classified in trade receivables), BNPL receivables, and receivables of Hepsijet from its customers. As of December 31, 2025, our trade receivables amounted to TRY 5,940,833 thousand, compared to TRY 5,617,587 thousand as of December 31, 2024. The increase in our trade receivable balance was mainly due to credit card receivables. As of December 31, 2024, our trade receivables amounted to TRY 5,617,587 thousand, compared to TRY 4,484,988 thousand as of December 31, 2023. The increase in our trade receivable balance was mainly due to the increase in BNPL receivables.

As of December 31, 2025, the number of inventory days was 56 days, down from 61 days as of December 31, 2024. During 2025, we slightly decreased our inventory days due to improvements in operational efficiency. As of December 31, 2024, the number of inventory days was 61 days, up from 58 days as of December 31, 2023, to achieve a sustainable inventory level for our operations.

As of December 31, 2025, our other current assets increased by TRY 543,853 thousand compared to December 31, 2024, mainly due to the withholding tax rate changes applied to interest income in July 2025. Our other current liabilities decreased by TRY 726,609 thousand mainly due to a shift from VAT payable to VAT deductible in 2025 and the decrease in deferred BNPL income.

As of December 31, 2025, our trade payables and payables to merchants amounted to TRY 25,879,493 thousand. Our trade payables and payables to merchants increased by TRY 6,280,001 thousand, compared to December 31, 2024, mainly due to an increase in payable days for our retail suppliers, which was 71 days as of December 31, 2025, up from 57 days as of December 31, 2024, mainly due to a change in the mix of sales towards the suppliers with relatively higher payment days.

As of December 31, 2025, the increase in provisions was mainly due to the provision relating to license fee and legal disputes.

The average trade payable days exceed the average trade receivable days and due to our high rate of inventory turnover, we maintained a negative net working capital position as of December 31, 2025 and December 31, 2024, respectively.

Material Cash Requirements

As of December 31, 2025, December 31, 2024 and December 31, 2023, our outstanding debt (including trade payables, bank borrowings and lease liabilities) was TRY 28,305.3 million, TRY 23,101.4 million and TRY 20,836.4 million, respectively. Our current investments mainly focus on capital expenditures, which we expect to increase in 2026 in Turkish Lira terms due to the anticipated depreciation of the Turkish Lira, a rise in inflation and the expansion of our strategic assets. See “—Capital Expenditures” below.

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

Our BNPL product and our consumer financing product trigger additional cash requirements which we have been financing mainly through bank borrowings and securitizations as much as macroeconomic and market conditions allow. In addition, our affordability solutions require both capital expenditures and marketing investments to be introduced and scaled for our clients and merchants in the market, while we continue enhancing our on-platform affordability solutions.

We may consider inorganic growth opportunities to expand our operations. Such acquisitions may result in additional cash requirements and funding.

Furthermore, from time to time, we are required to provide financial assurance to third parties and in connection with such obligations, we obtain letters of credit for our suppliers. Such off-balance sheet commitments may result in an increase in our financial expenses and fees.

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

The following table summarizes our capital expenditures for the years ended December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023

	(in thousands Turkish Lira)
Website development costs	1,786,047	1,818,238	1,714,320
Furniture and fixtures	355,469	490,499	236,690
Acquired software and rights	201,142	264,912	243,325
Leasehold improvements	70,594	60,479	22,628
Motor vehicles	787	3,986	136
Other	3,697	7,823	7,643
Total capital expenditures(1)	2,417,736	2,645,937	2,224,743
(1)

For 2025, 2024 and 2023, total capital expenditure reported in our free cash flow calculation does not reconcile with the total capital expenditure noted in this table due to the capitalization of personnel bonus provision related to direct employee costs which amounted to TRY 2,887 thousand, TRY 14,289 thousand and TRY 44,437 thousand as of December 31, 2025, 2024, and 2023, respectively.

For the years ended December 31, 2025, 2024 and 2023, our capital expenditures were TRY 2,417,736 thousand, TRY 2,645,937 thousand, TRY 2,224,743 thousand, respectively. Of the TRY 228,201 thousand decrease in 2025, TRY 32,191 thousand was due to the decrease in website development costs primarily consisting of the costs of employees who are employed for the development of our website and whose costs are capitalized as per IFRS Accounting Standards as issued by the IASB, TRY 63,770 thousand was due to the decrease in acquired software and rights, and TRY 135,030 thousand was due to the decrease in furniture and fixtures costs. Our capital expenditures related to the development of our strategic assets were mainly for the expansion of Hepsijet. In 2025 and 2024, capital expenditures for Hepsijet amounted to approximately 13% and 11%, respectively, and the capital expenditures for Hepsipay amounted to approximately 21% and 20% of our total capital expenditures, respectively.

For the year 2026, we expect a continued increase in our capital expenditure in Turkish Lira terms, in line with Company’s annual growth, mainly due to (i) our larger technology employee base working on website development and whose costs are capitalized, (ii) roughly 28% of total capital expenditure being in U.S. dollar such as servers, storages, notebooks, PCs and other IT equipment where we expect approximately 20% appreciation of the U.S. dollar against the Turkish Lira by the end of 2026, (iii) expected year-end inflation of around 25% and (iv) a higher investment in our strategic assets primarily for technological advancements and automation for Hepsijet and product development of Hepsipay. For the year ended December 31, 2026, we anticipate that Hepsijet will account for approximately 25% of total capital expenditure (compared to approximately 13% in 2025) and Hepsipay will account for approximately 9% of total capital expenditure (compared to approximately 21% in 2025).

Anticipated Sources of Funds

As we operate with negative net working capital, we fund our payables through the cash generated from our operations.

We expect that we will maintain our negative net working capital position and we will fund our debt as well as our purchase commitments through our current cash and cash equivalents, cash generated from operations and available funds to the extent available to us under our existing debt facilities. We may also conduct further capital increases from time to time.

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

We expect our long-term cash requirements to be driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Growth in our financing operations is also expected to increase our funding requirements. Given the dynamic nature of the market we operate in, the volatility in the capital markets, the current status of our business as well as rising inflation and interest rates, we are currently unable to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macroeconomic conditions set forth above persist for a sustained period of time. See also Item 3.D. “Key Information—Risk Factors— Risks Relating to Our Business and Industry—We may need to raise additional funds to finance our future capital needs, including investing in growth and technology, which may prevent us from growing our business.” We believe that our focus on becoming profitable at the operating level will continuously support our long-term cash requirements.

Our bank borrowings, ABS program and bond program are our main external funding sources. Within the scope of the TRY 2 billion limit given by the CMB to Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu, we conducted four successful asset-backed securities issuances in D-Market totaling TRY 1,450 million between June 2024 and March 2025. The current ABS limit expired on March 21, 2025 and has not been renewed. However, a new limit may be sought in the future depending on emerging needs.

Hepsi Finansman has conducted four bond issuances totaling TRY 567 million in aggregate principal amount, which was within the TRY 1,050 million limit granted by the CMB. This limit expired on August 1, 2025. On July 17, 2025, the CMB granted approval of Hepsi Finansman issuance of bonds or bills with a total aggregate principal amount of up to TRY 1,050 million until July 17, 2026. There have been no bond issuances within this approved limit.

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

Indemnification Agreement

Since April 2022, we have entered into indemnification agreements with some of our directors and members of our senior management. Such indemnification agreements represent off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that we believe are material to investors. For more information on our indemnification agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Directors’ and Officers’ Indemnification and Insurance Arrangements,” and Exhibit 4.6 hereto.

C.Research and Development, Patents and Licenses, etc.

We carry out our research and development activities at our four R&D Centers, located in Istanbul and certified by the Turkish Ministry of Science, Industry, and Technology. We conduct a wide range of projects, including recommendation engines, search engines, customer personalization, payment systems, as well as fraud prevention. Hepsijet continues its research and development activities focusing on smart logistics, operational optimization and excellence at its R&D Center. In addition, the Hepsipay R&D Center develops projects in areas such as intelligent payment solutions, credit and risk assessment, credit scoring using machine learning methods, AI-powered credit solutions, AI-based financial advisory systems, fraud detection and gamification.

Along with our existing trademarks and pending trademark filings, certain components of our website and mobile applications, including the design, codes, website and mobile application contents, images, software integrations and interfaces are under copyright protection under Turkish copyright regulations. As of December 31, 2025, we held three patents in Türkiye as D-Market and two patents as Hepsijet. As of the same date, we also had thirteen pending patent applications as D-Market as well as three pending patent applications as Hepsijet. To date, we have published 36 academic papers under D-Market, 15 under Hepsijet, and 1 under HepsiPay. See Item 4.B. “Information on the Company—Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Not applicable.

For a discussion of our material accounting estimates and assumptions, see Note 2.2 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to the TCC and our articles of association.

Board of Directors

As of the date of this annual report, our board of directors is composed of eight members. The following table sets forth the name, age, position and expiration of current term for the members of our board of directors as of the date of this annual report. Unless otherwise stated, the business address of all directors is Kuştepe Mahallesi Mecidiyeköy Yolu Cadde No: 12 Tower: 2 Floor: 2 Şişli Istanbul, Türkiye.

Name	Age	Position	Expiry of term
Mikheil Lomtadze	50	Chairman	January 31, 2027
Yuri Didenko	52	Vice Chairman	January 31, 2027
Sandro Berdzenishvili	43	Board Member	January 31, 2027
Pavel Mironov	47	Board Member	January 31, 2027
Tengiz Mosidze	51	Board Member	January 31, 2027
Ahmet Fadıl Ashaboğlu	55	Board Member (Independent)	January 31, 2027
Tayfun Bayazıt	69	Board Member (Independent)	January 31, 2027
Dr. Stefan Gross-Selbeck	59	Board Member (Independent)	January 31, 2027

The following changes to the Company’s board of directors and committees took place during the period from January 1, 2025 to the date of this annual report:

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
●On the same day, the board of directors determined the composition of its Committees as follows:
●Audit Committee: Tayfun Bayazıt, Ahmet Ashaboğlu and Dr. Stefan Gross-Selbeck.
●Early Detection of Risk Committee: Tayfun Bayazıt, Ahmet Ashaboğlu and Yuri Didenko.
●	Corporate Governance Committee: Tayfun Bayazıt, Ahmet Ashaboğlu and Yuri Didenko.
●On January 27, 2026, the board of directors of the Company resolved to accept the resignation of Mr. Erman Kalkandelen from his position as a board member representing TurkCommerce B.V., due to TurkCommerce B.V.’s disposal of its entire shareholding in the Company, equal to 42,885,686 ordinary shares, to Kaspi.kz in two separate transactions on November 17, 2025 and January 9, 2026.

The board of directors has determined that Tayfun Bayazıt, Ahmet Ashaboğlu and Dr. Stefan Gross-Selbeck meet the independence requirements under Nasdaq Listing Rule 5605(a)(2).

The following is a brief summary of the business experience of our directors and of their board committee memberships.

Mikheil Lomtadze

Committee memberships: None

Mikheil Lomtadze joined our board of directors in January 2025 as Chairman. He is the co-founder of Kaspi.kz and has been with Kaspi.kz since its inception. He currently serves as the Chairman of the Management Board, the Chief Executive Officer and a member of the board of directors of Kaspi.kz. Prior to joining Kaspi.kz in 2007, Mr. Lomtadze was a partner at Baring Vostok Capital Partners. From 1995 to 2000, Mr. Lomtadze founded and developed GCG Audit, a strategy consulting and auditing firm in Georgia, which later became part of the Ernst & Young global network. From 2018 to 2022, Mr. Lomtadze was named as the best CEO in Kazakhstan by members of the Kazakhstan Growth Forum. He was also named as the best CEO in Kazakhstan according to the survey carried out by Forbes and PricewaterhouseCoopers from 2017 to 2022. Mr. Lomtadze received a bachelor’s degree from the European School of Management (Georgia) and holds an MBA degree from Harvard Business School (class of 2002). Mr. Lomtadze is currently a member of the Harvard Business School’s Middle East & North Africa Advisory Board.

Yuri Didenko

Committee memberships: Early Detection of Risk Committee, Corporate Governance Committee

Yuri Didenko joined our board of directors in January 2025 as Vice Chairman. Mr. Didenko joined Kaspi.kz as a member of the founding management team in 2007 and currently serves as Deputy Chairman of the Management Board, responsible for capital markets and treasury. Mr. Didenko has extensive experience in investment and financial analysis. Prior to joining Kaspi.kz, Mr. Didenko was a director of investments at Baring Vostok Capital Partners. Mr. Didenko graduated from the Kyiv National Economic University with a degree in finance and is a CFA charter holder. Mr. Didenko also graduated from the Harvard Business School GMP program (class of 2015).

Sandro Berdzenishvili

Committee memberships: None

Sandro Berdzenishvili joined our board of directors in January 2025. Mr. Berdzenishvili is the Head of Kaspi Pay. Mr. Berdzenishvili joined Kaspi.kz in 2014. Prior to that, he worked as Head of Business Development in Universal Card Corporation (Georgia). Mr. Berdzenishvili received an MBA from the Free University of Tbilisi Business School in 2010 (Georgia). He also graduated from the Harvard Business School GMP program (class of 2024).

Pavel Mironov

Committee memberships: None

Pavel Mironov joined our board of directors in January 2025. Mr. Mironov joined Kaspi.kz as a member of the founding management team in 2008 and currently serves as Deputy Chairman of the Management Board, responsible for Kaspi.kz’s daily operations. Mr. Mironov has extensive experience in technology. Prior to joining Kaspi.kz, he worked at Tieto, a European IT and software company, and covered projects in Russia, Georgia, Kazakhstan and other CIS countries. Mr. Mironov graduated from the Moscow Institute of Electronics and Mathematics of the Higher School of Economics with a degree in computer science. Mr. Mironov also graduated from the Harvard Business School GMP program (class of 2015).

Tengiz Mosidze

Committee memberships: None

Tengiz Mosidze joined our board of directors in January 2025. Mr. Mosidze joined Kaspi.kz as a member of the founding management team in 2008 and currently serves as the Deputy Chairman of the Management Board and the Chief Financial Officer. Mr. Mosidze has extensive experience in the area of finance. Prior to joining Kaspi.kz, Mr. Mosidze worked at Ernst & Young as a financial manager for the Caucasus and Central Asia region. Prior to that, Mr. Mosidze was part of the World Bank team responsible for the development of microfinance organizations in Georgia. Mr. Mosidze received a bachelor’s degree and a master’s degree in finance from the European School of Management (Georgia). Mr. Mosidze also graduated from the Harvard Business School GMP program (class of 2013).

Ahmet Fadıl Ashaboğlu

Committee memberships: Audit Committee, Early Detection of Risk Committee, Corporate Governance Committee

Ahmet Fadıl Ashaboğlu joined our board of directors in May 2022 as an independent board member. He began his career as a Research Assistant at MIT in 1994, followed by various positions in capital markets within UBS Warburg, New York (1996–1999). After serving as a management consultant at McKinsey & Company, New York (1999–2003), Ahmet Fadıl Ashaboğlu moved back to Türkiye and joined Koç Holding as Finance Group Coordinator in 2003. He was appointed as Group Chief Financial Officer at Koç Holding in 2006 and served in that position until April 2022. Ahmet Fadıl Ashaboğlu is currently a board member of various public and private companies including Yapı Kredi Bank, Koç Financial Services, Eczacıbaşı Holding and Sirena Marine.

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

Mr. Bayazıt came back to Yapı Kredi in 2007 (at which time, Yapı Kredi was owned by a joint venture of the UniCredit and the Koç Group) as CEO and two years later he was elected as Chairman. He served as Chairman of all Yapı Kredi subsidiaries including Yapı Kredi Sigorta (property and casualty insurance) and Yapı Kredi Emeklilik (private pension and life) for four years. Yapı Kredi was the fourth largest high street bank in Türkiye with subsidiaries in the Netherlands, Bahrain and Russia, actively involved in mortgage lending among other individual banking activities with a strong digital focus.

Mr. Bayazıt left Yapı Kredi in August 2011 to set up his own firm “Bayazıt Consulting Services.” He was then elected as the Country Chairman for Marsh McLennan Group, Türkiye in September 2012 and currently serves as the Chairman for Polisan Holding, and is a member of the board of directors of Zorlu Holding and Boyner Holding. He is an independent board member at Adel Kalemcilik. He serves on the audit committees of Sabancı Holding and Borusan Boru.

He is a member of TUSIAD (Turkish Industrialists and Businessmen Association) High Advisory Board and takes an active role in other non-governmental organizations such as the World Resources Institute, Corporate Governance Association of Türkiye. He is a member of the board of trustees of Boğaziçi University and the Turkish Education Volunteers Foundation.

Mr. Bayazıt holds a BS degree in Mechanical Engineering (1980) and a Master of Business Administration from Columbia University, New York (Finance and International Business – 1983).

Dr. Stefan Gross-Selbeck

Committee memberships: Audit Committee

Dr. Stefan Gross-Selbeck joined our board of directors in January 2023 as an independent board member. He has over twenty years of experience in senior leadership roles including as a CEO and held a number of board memberships. Dr. Gross-Selbeck was a Senior Partner and Managing Director of the Boston Consulting Group until March 2024. Since January 2023, he has been serving as Global Topic Leader Climate Technologies at BCG. He previously served as the Global Managing Partner of BCG Digital Ventures, the corporate venture arm of Boston Consulting Group and as Managing Partner for their European operations. Prior to joining BCG Digital Ventures in 2014, Dr. Gross-Selbeck served as CEO of New Work SE (formerly known as XING AG), a leading social network for professionals in Europe, between 2009–2013. He also had different management roles at eBay, ProSiebenSat1 and Boston Consulting Group GmbH. Dr. Gross-Selbeck is a member of the advisory boards of the German Startup Association and several ventures built by BCG Digital Ventures. He also serves on the board of directors of Woltair s.r.o.

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

The table below lists our senior management team, and sets forth certain information regarding each member of our senior management as of the date of this annual report:

Name(1) (2) (3)	Age	Position
Nilhan Onal(4)	48	Chief Executive Officer (“CEO”)
Mehmet Seçkin Köseoğlu	53	Chief Financial Officer (“CFO”)
Hakan Karadoğan	54	Chief Executive Officer of Logistics (“Logistics CEO”)
Ender Özgün	45	Chief Commercial Officer (“CCO”)
Alexey Shevenkov	43	Chief Technology Officer (“CTO”)
Güneş Akman Özcan	42	General Counsel and Secretary of the Board of Directors
(1)	The business address for each of our officers is Kuştepe Mahallesi Mecidiyeköy Yolu Cadde No: 12 Tower: 2 Floor: 2 Şişli Istanbul, Türkiye.
(2)

Effective January 31, 2026, Ms. Esra Beyzadeoğlu stepped down from her duties as the Chief Customer Experience and People Officer (“CEPO”) of the Company. The human resources function now reports directly to the office of the Chief Executive Officer.

(3)	Effective from August 31, 2025, Erkin Aydın, stepped down from his role as Chief Executive Officer of Hepsi Finansal.
(4)	In December 2025, we announced a plan for our current chief executive officer, Nilhan Onal, to step down from this role by July 1, 2026 after working with the Company to support an orderly transition.

The following is a brief summary of the business experience of our executive officers.

Nilhan Onal

Nilhan Gökçetekin (referred to herein as Nilhan Onal) has been the Chief Executive Officer (CEO) of Hepsiburada since January 2023. Prior to Hepsiburada, she held multiple leadership roles in Amazon such as consumer electronics, insurance, shipping, apparel, and footwear. During the ten years before she started her career at Amazon, Ms. Onal held important and diverse senior management roles at Procter & Gamble in many categories and geographies, from food and electricals to home care products. Among many recognitions, in 2021, she was also named among the top Turkish executives in Global Turks par excellence conducted by Heidrick and Struggles.

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

Prior to joining Hepsiburada, he held leadership roles in finance at pharmaceutical and FMCG companies including AMGEN MEA, AMGEN Turkey, Danone, and P&G, where he played a key role in driving revenue and profit across diverse international markets covering Middle East, Africa, Eastern Europe and Türkiye. He has a track record of turning around underperforming businesses and increasing enterprise value by cost optimization and organizational transformation.

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

Mr. Özgün holds an MBA in Brand Management and Marketing Strategies from Bahçeşehir University in Istanbul and degrees in Industrial Engineering and Civil Engineering from Bosphorus University in Istanbul. He is currently pursuing his PhD in Business Administration at Istanbul University, Institute of Social Sciences.

Alexey Shevenkov

Alexey Shevenkov has served as Chief Technology Officer (CTO) since December 2021. Mr. Shevenkov has significant experience having spent 16 years at Yandex, a leading Russian technology company, most recently as CTO of Yandex. Market, the group’s flagship online marketplace. He joined Yandex as a software developer in 2005 and went on to become head of software engineering in 2009, before assuming the role of CTO of Yandex. Market in 2016. He had overseen and participated in the launch of several e-commerce services at Yandex including Yandex. Market, Yandex. Uslugi, Yandex. Delivery, and Beru. Prior to Yandex, Mr. Shevenkov worked at Luxoft as a software developer.

Mr. Shevenkov holds a Master’s degree from Bauman Moscow State Technical University.

Güneş Akman Özcan

Güneş Akman Özcan has served as the General Counsel and Secretary of the Board of Directors since January 2024, the Head of Corporate Governance and Securities since July 2022, and Compliance since August 2023. From 2016 to 2019, she served at the Office of the General Counsel of the European Bank for Reconstruction and Development, London on project finance in EMEA and CIS countries. From 2009 to 2015, she practiced technology, corporate, M&A and PPP laws at HBU, a Chambers & Partners Tier 1 attorney partnership in Istanbul. In 2008, she worked for the ICC arbitrator Jean Willems, in Paris.

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

Cash Compensation

The compensation for each of our executive officers consists of a base salary and a bonus based on performance. Our current board members, with the exception of our independent non-executive board members, do not receive a fee for their service on our board. We compensate each independent director with a fee for their attendance at board meetings and, where applicable, additional fees for their service as a committee member or a committee chairperson. Our board members who also serve under employment or consultancy agreements are compensated in line with their respective agreements. We compensate all of our board members for all expenses incurred by them in relation to their board duties and attendance at all meetings of our board of directors. We have no service contracts with any of our directors providing for benefits upon termination of their board duties. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2025 was TRY 1,226.4 million (excluding TRY 216.1 million as a share-based payment expense).

Incentive Plan

In connection with our IPO, we adopted a share-based payment plan for our key management personnel as described in more detail below. This plan includes both cash and equity compensation components. The portions related to the cash components were dependent upon the occurrence of a successful IPO, which occurred in July 2021. The Company paid the cash compensation components of the plan in the fourth quarter of 2021 in the amount TRY 813.4 million.

The equity compensation components of the plan are triggered upon meeting certain “vesting” and “performance target” conditions. Settlement related to the vesting condition will be made partially on a pro rata basis in five specified vesting terms in accordance with the service period of the key management personnel considered within this program. As of December 31, 2025, the Company had recorded TRY 216.1 million as a share-based payment expense and made payments totaling TRY 708.6 million.

In 2025 and 2026, the board of directors approved the settlement of certain previously granted share-based payment plan awards in cash. See “—Amendment, Suspension and Termination” for more information.

General

On April 24, 2023, the board of directors adopted revisions to our Incentive Plan, dated March 24, 2021 (as amended, the “Incentive Plan”), for key executives, directors, managers, officers, employees, consultants and board members (“Plan Participants”) who contribute to our performance. The revised Incentive Plan was approved by the Company’s general assembly on August 25, 2023. The Incentive Plan originally took effect upon the Company’s listing of its ADSs representing ordinary shares in connection with its IPO. The revisions made to the Incentive Plan consisted of creating two new periods under the vesting schedule, namely, the Fourth Period and the Fifth Period, without changing the eligibility criteria, or affecting any rights of Plan Participants under their respective agreements signed prior to April 24, 2023.

In accordance with the Incentive Plan, Plan Participants may be awarded (i) a cash-based award, (ii) restricted stock units or (iii) performance stock units, as individual awards or in combination, to motivate and reward employees, attract and retain talent and promote the success of the business.

(i)Cash Based Award: Plan Participants who contributed to the works relating to the execution of the initial public offering of our ADSs were entitled to cash award at the end of the 3rd month following the date of the IPO.

(ii)Restricted Stock Units (“RSUs”): Plan Participants may be entitled to RSUs to encourage them to work in the Company for the periods specified below after the IPO.

(iii)Performance Stock Units (“PSUs”): Plan Participants may be entitled to PSUs depending on their performance in the relevant period.

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

Eligibility

We may grant awards to key executives and employees (including our subsidiaries’), consisting of c-level executives, directors, managers, officers, employees, consultants and board members of our Company and its subsidiaries, to be determined by the board of directors.

Vesting schedule

RSUs and PSUs will vest in the periods as specified below, following the end of 18 months after the date of the IPO:

●First Period:  In the eighteenth (18th) month following the date of the IPO, up to 3,250,000 ordinary shares may be delivered.

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

●Second Period:  In the twelfth (12th) month following the end of the First Period, up to 1,750,000 ordinary shares may be delivered.

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

●Third Period:  In the twelfth (12th) month following the end of the Second Period, up to 2,349,875 ordinary shares may be delivered.

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

In accordance with the foregoing, with respect to the Third Period, the board of directors determined on January 24, 2025 that, after tax and deductions, a total of 1,455,716 ordinary shares (which may be represented by ADSs) vested in favor of the relevant Plan Participants on January 31, 2025 and will have been used under the Third Period, and the remaining 894,159 ordinary shares (which may be represented by ADSs) after tax and deductions, which have not been used in the Third Period, have been allocated to the Fourth Period,

In a decision dated July 4, 2025, the board of directors approved the settlement in cash of a total of 5,805,452 ADSs that had vested in favor of the Plan Participants under the First, Second and Third Periods. Payments have been made to those entitled persons in cash, in Turkish Lira, after deducting applicable taxes and fees.

●Fourth Period: In the twelfth (12th) month following the end of the Third Period, up to 1,894,159 ordinary shares may be delivered.

This Fourth Period of the Incentive Plan ended on January 31, 2026.

Accordingly, the board of directors determined on March 11, 2026 that, after tax and deductions, a total of 1,598,448 ADSs had vested in favor of 33 Plan Participants. The board of directors also approved the settlement of certain previously granted share-based payment plan awards under the Incentive Plan, including awards under the Fourth Period, in cash. Payments have been made to those entitled persons in cash, in Turkish Lira, after deducting applicable taxes and fees.

●Fifth Period: In the twelfth (12th) month following the end of the Fourth Period, up to 900,000 ordinary shares may be delivered.

This Fifth Period of the Incentive Plan will end on January 31, 2027. We expect that, after such date, the board of directors will decide whether to settle the corresponding entitlements of the Plan Participants in cash, in ADSs or in ordinary shares.

If fewer shares are issued or allocated for a specific period as a result of changes in the number of the Plan Participants, duration of employment of such Plan Participants and the actual performance recorded for a given period, the remaining shares allocated for a specific period can be used in the following period(s).

Terms of Awards

General

Any payment under the Incentive Plan (i.e., all of the cash based awards, RSUs, and the PSUs) is contingent upon the successful completion of the IPO and on the Plan Participant’s continuing employment with the Company on the date of payment.

The vesting dates and terms of the Incentive Plan for each beneficiary are separately defined in their individual employee agreements. For employees who became Plan Participants after July 3, 2024, awards were subject to certain conditions, including achieving high performance standards and remaining with the Company until March 31, 2026.

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

Transfer Restrictions

All rights relating to vesting and cash awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance, or charge except in certain situations.

Amendment, Suspension and Termination

The board of directors, which is the plan administrator, has unilateral authority to change, suspend, and terminate the Incentive Plan conditions, including but not limited to compensating Plan Participants in cash or by any other means legally available instead of delivery of ADSs. The Incentive Plan will automatically expire on the tenth anniversary of the date of the IPO. Our board of directors and shareholders may terminate the Incentive Plan at any time, in whole or in part.

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

C.	Board Practices

For dates of expiration of the current term of office of our directors and the period during which the person has served in that office, see “—Directors and Senior Management—Board of Directors” above.

For details of our arrangements with directors providing for their board service, see “—Compensation” above.

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

Early Detection of Risk Committee

On September 20, 2024, our board of directors determined that our risk committee would start working as an Early Detection of Risk Committee in accordance with the Turkish Commercial Code effective as of the beginning of the calendar year 2025. In this enhanced capacity, the Early Detection of Risk Committee is expected to convene six times per year and to report to our board of directors every two months. The Early Detection of Risk Committee consists of a minimum of two board members, a majority of which are required to be independent directors. The members of the Early Detection of Risk Committee are elected from among the members of our board of directors or persons, not necessarily a member of the board of directors, but possessing the required skills for this position. Our Early Detection of Risk Committee currently consists of three members: Ahmet Fadıl Ashaboğlu, Tayfun Bayazıt and Yuri Didenko. Our board of directors has determined that Ahmet Fadıl Ashaboğlu and Tayfun Bayazıt are independent. Our early detection of risk committee conducts a review of the Company’s risk management policies at least once a year.

Corporate Governance Committee

The Corporate Governance Committee consists of two or more board members, and the majority of the Corporate Governance Committee is required to be composed of independent directors. The members of the Corporate Governance Committee are elected from among the members of our board of directors or persons, not necessarily members of the board of directors, but possessing the required skills for this position. Our Corporate Governance Committee currently consists of three members: Ahmet Fadıl Ashaboğlu, Tayfun Bayazıt and Yuri Didenko. Our board of directors has determined that Ahmet Fadıl Ashaboğlu, and Tayfun Bayazıt are independent. Our Corporate Governance Committee is responsible for periodically reviewing the application of corporate governance principles by our board of directors and making recommendations to the board on corporate governance matters. Our Corporate Governance Committee also carries out the functions of a compensation committee, advising the board on compensation policies for the board and executives.

Code of Conduct

Our board of directors updated our Code of Conduct applicable to our employees, directors and officers on December 29, 2025. See Item 16B. “Code of Ethics.” A current copy of the Code of Conduct is posted on our investor relations website.

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

Under Turkish law, members of the board directors cannot attend negotiations or vote on matters in which such members of the board of directors themselves, their spouses or their relatives (up to and including third degree) have an interest or if their attendance would otherwise be contrary to objective principles of good faith. According to the TCC, members of the board of directors cannot enter into commercial relationships with us or engage in any competing activities on behalf of themselves or others, unless permitted by the general assembly. Our directors have a duty of loyalty to act honestly in good faith for a proper purpose and with a view to our best interests. Our directors also have a duty to exercise the skills that they effectively possess and to exercise such care and diligence that a reasonably prudent person would in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association.

Corporate Governance Differences

Nasdaq allows a foreign private issuer, such as the Company, to follow its home country practices in lieu of certain Nasdaq corporate governance standards. Similarly, as a controlled company, we are exempt from certain of the Nasdaq corporate governance standards. We rely on a number of these exemptions, including, but not limited to, our use of our corporate governance committee in lieu of a standing compensation committee and that we follow home country practice in lieu of the requirements of Nasdaq Rule 5605(e) regarding independent director oversight of director nominations. For additional information about the home country practices that we follow in lieu of Nasdaq corporate governance standards, see Item 3.D. “Key Information—Risk Factors—Risks Relating to Ownership of the ADSs—As a “controlled company” within the meaning of the Nasdaq rules and a foreign private issuer, we qualify for and do rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ADSs” and Item 16.G. “Corporate Governance.”

D.	Employees

As of December 31, 2025 we had 3,611 employees and 8,000 outsourced FTEs supporting our business. We had a month-end average of approximately 103 temporary employees supporting our business during the year 2025, ranging from no temporary employees at the end of the early months of 2025 to 134 at the end of November 2025, during our peak season.

The following table sets forth information on the number of employees by department as of the dates indicated, excluding the outsourced personnel:

	As at December 31,
	2025	2024	2023
Technology and product development	1,170	1,529	1,275
Call center, outlets and customer support	1,917	1,707	1,403
Administration and other functions	524	507	535
Total	3,611	3,743	3,213

In our IFRS Accounting Standards as issued by the IASB financial statements, we capitalize the cost of some of our employees on our technology team who are working on the development of our website.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any labor unions. For risks relating to employees of certain subcontractors being classified as our employees see Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business would be adversely affected if last-mile delivery service carriers were classified as employees instead of independent contractors or if other regulatory requirements are imposed on such service carriers and the businesses that utilize their services, and we may incur significant additional expenses if the employees of subcontractors carrying out delivery services are considered our employees or if such service carriers do not fully comply with regulatory requirements applicable to them.”

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

The percentage of shares beneficially owned is computed on the basis of 357,225,200 ordinary shares outstanding as at the date of this report. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group.

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

We are a controlled company and Kaspi.kz controls 85.66% of our total voting power (excluding treasury shares). For additional information, please refer to the table below.

% of Total Voting Power
	Number of Shares Beneficially Owned		(excluding treasury shares)
Executive Officers and Board Members
Mikheil Lomtadze	—		—
Yuri Didenko	—		—
Sandro Berdzenishvili	—		—
Pavel Mironov	—		—
Tengiz Mosidze	—		—
Ahmet Fadıl Ashaboğlu	—		—
Tayfun Bayazıt	—		—
Dr. Stefan Gross-Selbeck	—		—
Nilhan Onal	—		—
Mehmet Seçkin Köseoğlu	—		—
Hakan Karadoğan	—		—
Ender Özgün	—		—
Alexey Shevenkov	—		—
Güneş Özcan Akman	—		—
All executive officers and board members as a group (persons)	—		—
Other Principal Shareholders	—		—
Joint Stock Company Kaspi.kz	306,012,232	(1)	85.66
(1)	Information derived from a Schedule 13D/A filed by Kaspi.kz on March 18, 2026. Includes 306,012,232 ordinary shares held as of March 16, 2026 (including 14,038,032 represented by ADSs). For more information on Kaspi.kz’s share ownership of the Company, see Item 4.A. “Information on the Company—History and Development of the Company—Company History and Brand Development—2025 Change of Control.”

The following changes in the percentage ownership held by shareholders have occurred in the past three years:

With respect to TurkCommerce and Erman Kalkandelen:

●	Pursuant to information derived from a Schedule 13G filed by TurkCommerce on February 14, 2022, Erman Kalkandelen was deemed to own 40,000,000 Class A shares and 77,365,085 Class B ordinary shares solely by virtue of his position as a director of the entities controlling TurkCommerce. Pursuant to information derived from a Schedule 13G/A filed on April 4, 2023, Erman Kalkandelen was no longer deemed to own any Class A shares or Class B ordinary shares as he was no longer identified as a director of the entities controlling TurkCommerce.
●	On September 28, 2023, the Company announced that it had entered into a contribution agreement with TurkCommerce pursuant to which the Company agreed to purchase 4,615,384 Class B ordinary shares from TurkCommerce. The purchase transaction was completed on October 18, 2023, and the change in the share ownership was reported in a Schedule 13G/A filed by TurkCommerce on February 8, 2024. The repurchased shares are held in treasury.
●	On November 11, 2025, TurkCommerce signed a Stock Purchase Agreement with Kaspi.kz to sell 10,000,000 ordinary shares to Kaspi.kz, representing a decrease in TurkCommerce’s ownership to 32,885,686 ordinary shares. The purchase transaction was completed on November 17, 2025.

●	On January 5, 2026, TurkCommerce signed a Stock Purchase Agreement with Kaspi.kz to sell 32,885,686 ordinary shares to Kaspi.kz for an aggregate purchase price of US$97,012,773.70, representing a decrease in TurkCommerce’s ownership to nil, as reported in a Schedule 13G/A filed by TurkCommerce on February 25, 2026. The purchase transaction was completed on January 9, 2026.

With respect to our Founder and other members of the Doğan family:

●	On October 17, 2024, Hanzade Vasfiye Doğan Boyner, our Founder, and Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan signed a Stock Purchase Agreement with Kaspi.kz to sell all their Class A and Class B shares representing 65.41% of the total share capital of Hepsiburada (including treasury shares) (the “Change of Control”). Hepsiburada was not a party to the Stock Purchase Agreement. The table below shows the number of shares then owned by the Selling Shareholders:

Selling Shareholder	Class A Shares	Class B Shares
Hanzade Vasfiye Doğan Boyner	40,000,000	29,864,015
Vuslat Doğan Sabancı	—	48,539,180
Yaşar Begümhan Doğan Faralyalı	—	58,539,170
Arzuhan Doğan Yalçındağ	—	44,271,070
Işıl Doğan	—	2,032,185

With respect to Kaspi.kz:

●	On January 29, 2025, the Change of Control was completed. As a result, Kaspi.kz became the new controlling shareholder of the Company, owning 65.41% of the total share capital of the Company (including treasury shares), while the Selling Shareholders ceased to be shareholders of the Company.
●	On November 11, 2025, Kaspi.kz signed a Stock Purchase Agreement with TurkCommerce to purchase 10,000,000 ordinary shares from TurkCommerce, representing an increase in Kaspi.kz’s ownership of the total share capital of Hepsiburada to 69.46%. The purchase transaction was completed on November 17, 2025, and the change in share ownership was reported in a Schedule 13D/A filed by Kaspi.kz on November 18, 2025.
●	On November 17, 2025, the Company’s Extraordinary General Assembly Meeting of Shareholders approved a capital increase in an aggregate amount of TRY 4,171,960,010.85, of which TRY 7,168,458.80 were allocated to the nominal value of the newly issued shares and the remaining TRY 4,164,791,552.05 were allocated to the share premium. As a result, the nominal share capital of the Company was increased from TRY 65,199,658.00, divided into 325,998,290 shares to TRY 72,368,116.80, divided into 361,840,584 shares, while the nominal value of the shares remained unchanged at TRY 0.20 (20 Kuruş). Kaspi.kz exercised its pre-emptive rights and subscribed for 29,841,006 ordinary shares, and also subscribed for the remaining 6,001,288 ordinary shares for which the Company’s other shareholders did not exercise their rights. As a result, Kaspi.kz acquired an aggregate of 35,842,294 ordinary shares for an aggregate purchase price of TRY 4,171,960,010.85. The capital increase was duly registered with the Istanbul Trade Registry and announced at the Trade Registry Gazette on December 23, 2025.
●	On December 3, 2025, Kaspi.kz purchased, in two separate transactions, an aggregate of 9,983,669 ordinary shares represented by ADSs of the Company from two unrelated counterparties at a purchase price of US$2.95 per share for an aggregate purchase price of US$29,451,823.55, representing an increase in Kaspi.kz’s ownership of the total share capital of Hepsiburada to 72.57%. The change in share ownership was reported in a Schedule 13D/A filed by Kaspi.kz on December 5, 2025.
●	Between December 15 and December 17, 2025, Kaspi.kz purchased an aggregate of 2,280,718 ordinary shares represented by ADSs of the Company in a series of privately negotiated transactions at a purchase price of US$2.95 per share for an aggregate purchase price of US$6,728,118.10. These transactions, in combination with the capital increase approved on November 17, 2025 and effected on December 23, 2025, represented an increase in Kaspi.kz’s ownership of the total share capital of Hepsiburada to 75.96%. The change in share ownership was reported in a Schedule 13D/A filed by Kaspi.kz on December 29, 2025.

●	On January 5, 2026, Kaspi.kz signed a Stock Purchase Agreement with TurkCommerce to purchase 32,885,686 ordinary shares from TurkCommerce for an aggregate purchase price of US$97,012,773.70, representing an increase in Kaspi.kz’s ownership of the total share capital of Hepsiburada to 85.17%. The purchase transaction was completed on January 9, 2026, as reported in a Schedule 13D/A filed by Kaspi.kz on January 7, 2026.
●	On March 16, 2026, Kaspi.kz agreed to purchase 1,773,645 ordinary shares represented by ADSs from an unrelated party at a purchase price of US$2.95 for an aggregate purchase price of US$5,232,252.75. This transaction represented an increase in Kaspi.kz’s ownership of the total share capital of Hepsiburada to 85.66%. The change in share ownership was reported in a Schedule 13D/A filed by Kaspi.kz on March 18, 2026.

The Company is directly controlled by Kaspi.kz, which owns 85.66% of the total voting power (which excludes treasury shares). Kaspi.kz is a joint stock company incorporated under the laws of Kazakhstan.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of control.

B.	Related Party Transactions

The following is a description of related party transactions since January 1, 2025, to which we were party with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares. For additional information on our transactions with related parties, including tables setting forth the related parties with which we have entered into service and product sales transactions, see Note 21 to our audited consolidated financial statements included elsewhere in this annual report. The related party transactions not specifically discussed in this section represent transactions immaterial in amount.

On December 23, 2025, we completed a capital increase that was subscribed by Kaspi.kz, our controlling shareholder. See Item 14 “Material Modifications to the Rights of Security Holders and Use of Proceeds—Amendments to Articles of Association—Capital Increase.”

Transactions with Founder and Members of the Doğan Family

Our Founder and the member of her family were related parties of the Company until the Change of Control and related board changes were completed in January 2025. Between January 1, 2025 and January 29, 2025, we were parties to various transactions with companies whose shareholders include (among others) our Founder, Vuslat Doğan Sabancı, a then-member of our board, and Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan, each of whom were our shareholders until January 29, 2025 (see “—Major Shareholders”). These individuals are relatives and members of the Doğan family (collectively, the “Doğan family”). Members of the Doğan family are also the majority shareholders of Doğan Holding and related companies in the Doğan Group.

Other than as disclosed herein, these transactions consisted of sales and purchases of goods and services from entities controlled by the members of the Doğan family in the ordinary course of our business.

In total, we engaged in sales to companies controlled by members of the Doğan family of TRY 3,676 thousand for the 29-day period ended January 29, 2025, and purchases from companies controlled by members of the Doğan family of TRY 16,574 thousand for the 29-day period ended January 29, 2025. Specifically, we have purchased goods and services at market prices from Doğan Dış Ticaret ve Mümessillik A.Ş., an entity controlled by members of the Doğan family, primarily inventory and importation services in relation to our Direct Sales, in the amount of TRY 4,848 thousand for the 29-day period ended January 29, 2025. We leased the real estate and office space for our corporate headquarters (on an annual basis with monthly rental payments) and purchased office-related services from D Gayrimenkul Yatırımları ve Ticaret A.Ş. (“D Gayrimenkul Yatırımları”), an entity controlled by members of the Doğan family for TRY 8,655 thousand for the 29-day period ended January 29, 2025 under an additional protocol to the lease agreement dated December 24, 2014 entered into with D Gayrimenkul Yatırımları on June 14, 2019 (as amended in June 2019 and August 2019). We have purchased goods at market prices from Doğan Yayınları Yayıncılık ve Yapımcılık Ticaret A.Ş., an entity controlled by members of the Doğan family, in relation to our Direct Sales, in the amount of TRY 2,502 thousand for the 29-day period ended January 29, 2025. We have sold goods at market prices to D Elektronik Şans Oyunları ve Yayıncılık A.Ş., an entity controlled by members of the Doğan family, in the amount of TRY 1,958 thousand for the 29-day period ended January 29, 2025.

Transactions with Board Members

The Company signed employment agreements with a then-member of our board of director, Mr. Tolga Babalı, for provision of services as a senior officer of the Company effective January 2023. Under the terms of the employment agreement, Mr. Tolga Babalı acted as senior officer of the Company and received benefits such as monthly compensation, performance and other bonuses, and social security benefits. As of January 31, 2025, Mr. Tolga Babalı was no longer a board member of the Company, and his consultancy agreement was terminated. Mr. Tolga Babalı remains on the board of directors of certain subsidiaries of the Company.

Directors’ and Officers’ Indemnification and Insurance Arrangements

Our board of directors determined on October 12, 2021 that all the losses that may arise due to the responsibilities of the board members and the members of our senior management arising from their duties, will be indemnified primarily by us to the fullest extent permissible by law and the indemnification agreement(s) to be entered into by and between us and each board member and each executive committee member. Since April 2022, we have entered into indemnification agreements with some of our directors and members of our senior management. These indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted by New York law for losses that may arise due to their responsibilities serving us. We did not record any payments to indemnify our directors in 2025.

In addition to the indemnification agreements, since August 23, 2021, we maintain directors’ and officers’ liability insurance that insures our directors and executive committee members, subject to certain caps and excess thresholds, against the cost of defense, settlement or payment of a judgment that may need to be paid by those directors and officers in some circumstances. Our directors’ and officers’ liability insurance is provided by Ray Sigorta A.Ş, an insurance company based in Türkiye, and the official insurance policy is held on file at the offices of Marsh Türkiye, whereas reinsurance protection is provided by A-rated reinsurers. In addition to customary coverage, due to the Change of Control, a run-off extended coverage was purchased as required pursuant to the terms of the policy relating to corporate takeovers. The policy has been renewed for the year 2026 and is valid until January 28, 2027.

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

Adherence of Kaspi.kz to the Shareholders’ Agreement

Following the Change of Control, our Founder was no longer a shareholder of our Company or a party to the Shareholders’ Agreement. In connection thereto, the new controlling shareholder, Kaspi.kz, signed a Deed of Adherence to become party to the Shareholders’ Agreement and assume the benefits and obligations applicable to the “Class A Shareholder” under the Shareholders’ Agreement, effective as of January 29, 2025. For a description of the Change of Control see Item 4.A. “Information on the Company—History and Development of the Company—Company History and Brand Development—2025 Change of Control.” The Shareholders’ Agreement has remained unchanged in all other respects.

Capital Increases and Restrictions on Share Transfers

Pursuant to the Shareholders’ Agreement, the parties agreed to exercise their statutory preemptive rights to subscribe to additional share issues such that no shares would be issued to the following restricted transferees (the “Restricted Transferees”): (i) a person all or substantially all of whose operations primarily comprise e-commerce platform activity in a Turkish market (a “Restricted Competitor”) or (ii) any non-reputable person (which included, among others, a person who had existing links to organized crime, had a non-transparent ownership structure, or had involvement in corruption, bribery, tax evasion or other fraudulent practices).

Under the Shareholders’ Agreement, TurkCommerce B.V. was prohibited from transferring its ordinary shares (formerly referred to as “Class B” shares) to any Restricted Transferee. In addition, in case of the sale of the ordinary shares formerly referred to as “Class A” shares, the Class A Shareholder was required to give a notice of such sale to TurkCommerce B.V. Our Founder provided such notice of sale to TurkCommerce B.V. as part of the closing mechanics of the Change of Control.

Governance and Management of the Company

The Shareholders’ Agreement provided that as long as TurkCommerce B.V. owned at least 7.5% of our issued share capital and otherwise was in compliance with the restrictions on the share transfers and non-compete obligation thereunder (see “—Capital Increases and Restrictions on Share Transfers”), the Class A Shareholder would vote in favor of one director nominee designated by TurkCommerce B.V. (the “TurkCommerce Director”). As long as TurkCommerce B.V. had a right to designate one director, the following decisions would not be taken unless approved affirmatively by the TurkCommerce Director:

●	acquisition of any interest of the share capital of any related party; and
●	approval, amendment or termination of any internal policies and procedures in respect of anti-bribery and corruption, or that are inconsistent with business principles and environmental and social management system of TurkCommerce B.V. as described in the Shareholders’ Agreement.

In addition, until TurkCommerce B.V. received US$400 million in the IPO or any subsequent sale, the Class A Shareholder would procure that each of the decisions listed below would be taken if affirmatively approved by the TurkCommerce Director:

●	incurring financial indebtedness or off-balance sheet liabilities exceeding 15% of the Company’s revenues for the preceding year or creating any interest, pledge or security in relation thereto;
●	disposing of any interest in any entity or create any interest, pledge or security over the same provided that (i) the enterprise value of any such entity is equal to or exceeding 15% of the Company’s revenues for the preceding year or (ii) the equity value of any such entity is equal to or exceeding 15% of the Company’s revenues for the preceding year;
●	issuance of any new and amendment or cancellation of current management incentive plan or other employee benefit scheme, or granting any management stock option; and
●	delegating powers to board committees and setting the quorum for such committees.

Other

Under the Shareholders’ Agreement, TurkCommerce B.V. covenanted that, as long as it had a right to designate one director, TurkCommerce B.V. or any subsidiary of the Templeton Türkiye Fund GP Ltd would not be engaged with or interested economically or otherwise in a Restricted Competitor. If Templeton Türkiye Fund GP Ltd acted in breach of the non-compete obligation, it would automatically lose all its rights under the Shareholders’ Agreement, including the right to designate the TurkCommerce Director.

Unless terminated earlier in accordance with its terms, the Shareholders’ Agreement stated that it would terminate, among other events, (i) when TurkCommerce B.V.’s Hepsiburada ownership fell below 7.5% or when Templeton Türkiye Fund GP Ltd ceased to exercise more than 50% of the voting power at the board meetings of TurkCommerce B.V.; (ii) on January 1, 2026; (iii) in relation to any party when that party no longer held any shares in our share capital; (iv) in case of breach by Templeton Türkiye Fund GP Ltd. and its subsidiaries of the restrictions on share transfers and/or non-compete covenant, upon the Class A Shareholder’s written demand, subject to certain remedy procedures provided in the Shareholders’ Agreement; or (v) upon mutual written agreement between the Parties.

The Shareholders’ Agreement terminated in accordance with its own terms on January 1, 2026.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal Proceedings

We are not currently involved in any material litigation or regulatory actions that we believe would have a material adverse effect on our financial condition or results of operation, nor are we aware of any such material litigation or regulatory actions threatened against us. From time to time, we are subject to legal proceedings, investigations, and claims incidental to the conduct of our business. For further discussion, see Note 12 to our audited consolidated financial statements included elsewhere in this annual report. For additional information on the TCA’s investigation into our alleged violations of Turkish Competition Law, and investigations initiated by the Personal Data Protection Authority; see also Item 3.D. “Key Information—Risk Factors—Legal and Regulatory Risks—We have in the past been, and may again in the future be, subject to administrative fines imposed by the Turkish Competition Authority, and our reputation may be harmed if we do not comply with Turkish competition laws and regulations or any applicable binding commitments imposed by the Turkish Competition Authority on the Company,” “Key Information—Risk Factors—Legal and Regulatory Risks—We have been and in the future may be involved in litigation, some of which could be material” and “Key Information—Risk Factors—Legal and Regulatory Risks—We have in the past been, and may again in the future be, subject to administrative fines imposed by the Personal Data Protection Authority, and our reputation may be harmed if we do not comply with Turkish Personal Data Protection Law No. 6698.”

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

Service Hosting Service Agreements with Turkcell Superonline and Türk Telekom

Please see Item 4.B. “Information on the Company—Business Overview—Technology.”

Data Center Service Agreement with Equinix Turkey Data Merkezi Üretim Sanayi ve Ticaret Anonim Şirketi

Please see Item 4.B. “Information on the Company—Business Overview—Technology.”

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

Accordingly, a corporate borrower shall be permitted to utilize foreign currency loans if it generates foreign currency-denominated revenue, which is defined as “the revenue derived from export, transit trade, sales and deliveries considered as export and foreign currency generating activities (F/X Revenue Exemption)” in the relevant legislation. In the following cases, generating foreign currency income is not required if: (i) the purpose of the loan is to finance an activity that is exempt from the F/X Loan Restriction (Activity Exemption); (ii) the unpaid outstanding balance of its total foreign currency loans and/or foreign currency indexed loans (Loan Balance) is more than USD 15 million or (iii) the F/X loan to be utilized by a corporate borrower falls within the scope of the exemptions determined by the Ministry of Treasury and Finance (as specified in the Capital Movement Circular). In addition, if the legal entity qualifies as a public institution, bank or factoring, financial leasing and financing company that is resident in Türkiye, the foreign currency income requirement does not apply.

As far as the F/X Revenue Exemption is concerned, (i) if the loan balance of a corporate borrower is below USD 15 million, the sum of (i) the foreign currency loan to be utilized and (ii) the existing loan balance must not be more than the combined value of its foreign currency revenues as stated in its last three years’ financials. Otherwise, the exceeding portion of the foreign currency loan must either be cancelled or converted into Turkish Lira.

In the case of corporate borrowers, the Activity Exemption must relate to an activity in the context of including but not limited to, (i) a domestic tender with an international element awarded to such corporate borrower; (ii) defense industry projects approved by the Undersecretariat of Defence Industry; (iii) public private partnership projects; (iv) an export, transit trade, sales and related deliveries subject to the relevant corporate borrower certifying the scope of its relevant activity and its potential sources of foreign currency revenues or (v) an investment incentive certificate. Note that in order for a corporate borrower to benefit from the Activity Exemption summarized in item (iv), it must not have any foreign currency revenue within the last three financial years (which otherwise would be subject to the F/X Revenue Exemption) and the maximum amount of foreign currency loan such Corporate Borrower can utilize is limited to the amount stated in its certified sources of foreign revenue.

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

Material Türkiye Tax Considerations

Tax Status of Shareholders

Under Turkish income tax laws, there are two types of tax status in determination of income tax liabilities of taxpayers. “Residents” are subject to Turkish income taxation on their worldwide income as taxpayers with full liability. “Non-Residents,” who are considered taxpayers with limited liability, are subject to Turkish income taxation on their taxable income sourced from Türkiye, if applicable.

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

Resident individuals are required to file an annual tax return for their dividend income. One half of the gross amount of dividends derived by Resident individuals from Resident companies is exempt from income tax. If the remaining amount exceeds the monetary threshold (TRY 330,000.00 for 2025) together with other income subject to declaration, this remaining amount should be declared in the annual tax return. Withholding tax charged on the gross amount of such dividend will be credited against income tax calculated on the tax return. If the dividend is distributed as bonus shares, acquisition of such bonus is not subject to declaration.

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

Dividends and Other Distributions on ADSs

As described in Item 8.A. “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy,” we do not currently anticipate paying any cash dividends on our ordinary shares. If we make distributions of cash or property on our ordinary shares, subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to ADSs (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year actually or constructively received by the depositary, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as dividend income will constitute a return of capital and will first be applied to reduce a U.S. Holder’s tax basis in its ADSs, but not below zero, and then any excess will be treated as capital gain realized on a sale or other disposition of the ADSs. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that (1) either the ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Türkiye, (2) we are not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend was paid or the immediately preceding taxable year and (3) certain other requirements are met. In this regard, the ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Global Select Market. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs.

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

Based on the anticipated market price of the ADSs and the current and anticipated composition of the income, assets and operations of us and our subsidiaries, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the assets, of us and our subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the market value of the assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Therefore, there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

A U.S. Holder may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the ADSs to market, provided the ADSs are “marketable stock.” As a result of such an election, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ADSs at the end of the taxable year and such U.S. Holder’s tax basis in such ADSs at that time. Any gain under this computation, and any gain on an actual disposition of the ADSs in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ADSs in a taxable year in which we are a PFIC, would be treated as ordinary loss to the extent of the cumulative net mark-to-market gain previously included. Any remaining loss from marking the ADSs to market will not be allowed, and any remaining loss from an actual disposition of the ADSs generally would be capital loss. A U.S. Holder’s tax basis in the ADSs would be adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that the ADSs will be marketable stock for these purposes. In addition, an election for mark-to-market treatment would likely not be available with respect to any lower-tier PFICs. A mark-to-market election is made on a shareholder- by-shareholder basis, applies to all of the ADSs held or subsequently acquired by an electing U.S. Holder and can only be revoked with the consent of the IRS (except to the extent the ADSs no longer constitute “marketable stock”).

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Documents concerning the Company that are referred to in this annual report may also be inspected on our website at https://investors.hepsiburada.com/. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this annual report. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and 10% shareholders are exempt from some of the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, except for certain reporting obligations under Section 16(a) applicable from March 18, 2026.

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

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Amendments to Articles of Association

Termination of Dual Class Structure

Following the Change of Control, on January 31, 2025, the Extraordinary General Assembly Meeting of Shareholders approved amendments to the Articles of Association to reflect the termination of the dual class structure in accordance with former Article 7/A of the Articles of Association. As a result, all privileges previously attributed to Class A shares have terminated, and any references to Class A or Class B shares in the Articles of Association have been removed. Effective as of March 4, 2025, the share capital of the Company was represented by 321,382,906 ordinary shares. Each ordinary share grants one vote to its holder.

Capital Increase

On November 17, 2025, the Company’s Extraordinary General Assembly Meeting of Shareholders approved an Amendment of Article 6 of the Company’s Articles of Association to increase the share capital of the Company in an aggregate amount of TRY 4,171,960,010.85, of which TRY 7,168,458.80 were allocated to the nominal value of the newly issued shares and the remaining TRY 4,164,791,552.05 were allocated to the share premium. As a result, the nominal share capital of the Company was increased from TRY 65,199,658.00, divided into 325,998,290 shares to TRY 72,368,116.80, divided into 361,840,584 shares, while the nominal value of the shares remained unchanged at TRY 0.20 (20 Kuruş). The share capital increase provided certain shareholders of the Company pre-emptive rights to subscribe for their pro rata portion of the ordinary shares to be issued. Our controlling shareholder, Kaspi.kz, exercised its pre-emptive rights and subscribed for 29,841,006 ordinary shares, and also subscribed for the remaining 6,001,288 ordinary shares for which the Company’s other shareholders did not exercise their rights. As a result, Kaspi.kz acquired an aggregate of 35,842,294 ordinary shares for an aggregate purchase price of TRY 4,171,960,010.85, reflecting all ordinary shares issued pursuant to the capital increase. The preemptive rights of The Bank of New York Mellon, the depositary for the holders of the ADSs, were disapplied in connection with the share capital increase. The capital increase was duly registered with the Istanbul Trade Registry and announced at the Trade Registry Gazette on December 23, 2025.

Other Amendments

Also on November 17, 2025, the Company’s Extraordinary General Assembly Meeting of Shareholders approved the following additional amendments to the Company’s Articles of Association:

●	Amendment of Article 3 titled “Line of Business and Objective” to add the following paragraph to the description of the Company’s main lines of business and objectives: “v- To carry out the production, manufacture, purchase and sale, import and export of packaging materials, boxes, containers, bags and similar packaging products made of plastic, cardboard, paper, wood, metal and other comparable materials”;
●	Amendment of Article 18 titled “General Assembly”, as a result of which it is not possible to participate by electronic means in the General Assembly’s meetings. As the Company is not listed on the Istanbul Stock Exchange, the provisions regarding the electronic participation in general assembly meetings under Article 1527 of the TCC are not mandatory for the Company and were not applied in practice. The amendment aimed to align the text of the Articles of Association with the Company’s current practice to hold General Assembly’s meetings in person. The shareholders continue to be able to participate in the General Assembly’s meetings directly in person or through proxies, as before; and

●	Amendment of Article 29 titled “Compliance with Corporate Governance Principles,” as a result of which the Company no longer takes utmost care to comply on a voluntary basis with the general corporate governance principles set forth by the Capital Markets Board, which are mandatory only for local companies listed on the Istanbul Stock Exchange. The Company continues to comply on a voluntary basis with the specific regulations of the Capital Markets Board on independent directors except as otherwise provided under the Company’s Articles of Association. The amendment removed ambiguity regarding the applicable local legislation to the Company. The Company remains subject to the provisions of the Turkish Commercial Code and the corporate governance principles of Nasdaq, except for those that the Company is exempt from or has elected to disapply, as permitted by applicable law.

For more information, see the amended Articles of Association and the Description of Securities provided in Exhibit 1.1 and Exhibit 2.1 to this annual report, respectively.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2025.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Our internal control over financial reporting generally includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this evaluation, management has concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was not effective because of the material weaknesses described below.

As previously disclosed, as of December 31, 2024, we identified material weaknesses in our internal control over financial reporting related to (i) the design and operating effectiveness of information technology general controls (“ITGCs”) for certain IT applications and IT databases that are relevant to the preparation of our consolidated financial statements and (ii) deficiencies in the control environment, information and communication, control activities and monitoring components of the COSO Framework that constituted material weaknesses, either individually or in the aggregate.

During the fiscal year ended December 31, 2025, we continued to implement remediation measures and enhancements to our internal control over financial reporting. As a result of these efforts, management concluded that the previously identified ITGCs material weaknesses had been remediated as of December 31, 2025.

As of December 31, 2025, management identified material weaknesses in the control environment, information and communication, control activities and monitoring components of the COSO Framework, as described below.

Control Environment. The deficiencies in the control environment component relate to failures to establish and maintain a sufficiently robust framework for accountability, ownership and oversight over internal control over financial reporting, including insufficient prioritization of the design and implementation of preventive, automated and system-dependent controls.

Information and Communication. The deficiencies in the information and communication component relate to failures to maintain and use sufficiently reliable, complete and controlled inputs/used information in the execution of key control activities.

Control Activities. The deficiencies in the control activities component relate to failures in designing certain preventive controls and operating controls at a level of precision sufficient to prevent or detect potentially material errors on a timely basis. These deficiencies include weaknesses in authorization and review controls, limitations in audit traceability and insufficient evidence of control performance. In addition, certain areas continued to rely on manual processes, which may increase the risk of material misstatement.

Monitoring. The deficiencies in the monitoring component relate to failures to perform sufficiently effective and timely operating effectiveness testing, as well as timely monitoring and follow-up activities over internal controls and identified control deficiencies.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating and evaluating the controls and procedures. Accordingly, any system of internal control over financial reporting can provide only reasonable, not absolute, assurance. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but cannot provide assurance that such improvements will be sufficient to provide us with effective internal control over financial reporting.

The material weaknesses described above did not result in material adjustments, or restatements, of our audited consolidated financial statements or disclosures for any prior period previously reported by us. Notwithstanding the existence of these material weaknesses, we believe that the consolidated financial statements in this annual report fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates and for the periods presented, in conformity with IFRS Accounting Standards as issued by the IASB.

Management’s Remediation Activities

Under the supervision of management and the oversight of our Audit Committee, during the fiscal year ended December 31, 2025, we continued remedial actions to address the remaining material weaknesses described above and to strengthen our internal control over financial reporting. These actions include:

●	enhancing preventive and system-dependent controls across key financial reporting processes;
●	strengthening governance, accountability, reviewer responsibilities and implementing additional measures to support effective review within relevant control workflows;
●	improving control documentation, evidence retention and the reliability of information used in control execution;
●	strengthening operating effectiveness testing, monitoring and follow-up over identified control deficiencies and remediation actions; and
●	implementing and maintaining reliable, complete and controlled information used in control activities.

These remediation activities are ongoing. Until the relevant controls have been implemented and have operated for a sufficient period of time to enable management to conclude, based on testing, that the remaining material weaknesses have been remediated, our internal control over financial reporting will remain ineffective.

In addition, as management continues to evaluate and improve our internal control over financial reporting, we may take additional measures to address control deficiencies or modify certain of the remediation measures described above.

Management’s Remediation Activities of Prior Year Material Weaknesses

During the fiscal year ended December 31, 2025, we implemented the following remediation measures and broader internal control enhancement activities to address to the previously identified ITGCs material weakness:

●	We enhanced, redesigned, implemented and tested the effectiveness of elements of our ITGCs framework, including controls over user access management, change management and segregation of duties.
●	We formalized and standardized control processes, including improvements in documentation and monitoring.
●	We strengthened our internal controls to improve governance, accountability and oversight over ITGCs by hiring additional resources with the appropriate expertise.
C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, has been audited by Deloitte LLP, our independent registered public accounting firm based in Kazakhstan, as stated in their report which is included herein on pages F-3 to F-4.

D.	Changes in Internal Control over Financial Reporting

Except for the items noted above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025, that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct that applies to all our employees, officers and directors. The Code of Conduct covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. The full text of the Code of Conduct is available on our website at https://investors.hepsiburada.com. On December 29, 2025, we amended our Code of Conduct to align more closely with the Code of Conduct of our controlling shareholder, Kaspi.kz. The amendments expand the principles of ethics and business conduct, add provisions addressing compliance with financial crime and monitoring legislation, sanctions, anti-corruption and fraud management, address corporate loans and guarantees under Section 402 of the Sarbanes-Oxley Act of 2002, expand conflict of interest guidelines and enhance the enforcement framework administered by the Group Compliance Unit and the Ethics Committee, among other updates. No waiver was granted by the board of directors in favor of any employee with respect to any breach of ethical duties arising under the Code of Conduct in 2025.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On November 20, 2025, the Audit Committee approved the appointment of Deloitte LLP (“Deloitte”) as the Company’s independent registered public accounting firm based in Kazakhstan for the year ended December 31, 2025 in respect of the Company’s PCAOB audit. The Company’s previous auditor, PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (“PwC”), was dismissed on September 15, 2025.

The following table represents aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte and its related entities for the fiscal year ended December 31, 2025. The table also represents aggregate fees in connection with certain professional services rendered by the Company’s previous auditor, PwC, for the period beginning on January 1, 2024 and ended on the date of their dismissal, on September 15, 2025, and by Guney Bagimsiz Denetim Ve Serbest Muhasebeci Mali Musavirlik A.S. (“EY”), the Company’s previous auditor, during fiscal year 2024 in respect of its engagement, which lasted until the date of their dismissal, on August 25, 2023.

(in TRY millions)	For the year ended December 31,
	2025	2024
Audit Fees (1)	92.4	133.6
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	92.4	133.6
(1)

Audit Fees for the years ended December 31, 2025 and 2024 were related to professional services provided for the audit of our consolidated financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory engagements for those fiscal years. The 2025 audit fees comprise the audit fee of Deloitte and its related entities and also comprise fees of our predecessor independent public accounting firm, PwC, amounting to TRY 3.0 million. The 2024 audit fees comprise the audit fee of our predecessor independent public accounting firm, PwC, and also comprise fees of our prior predecessor independent public accounting firm, EY, amounting to TRY 3.1 million.

The Company’s audit committee approves all auditing services and permitted non-audit services performed for the Company by its independent registered public accounting firm in advance of an engagement. All auditing services and permitted non-audit services to be performed for the Company by its independent registered public accounting firm must be approved by the Chair of the audit committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. All audit fees were approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 20, 2025, the Audit Committee approved the appointment of Deloitte LLP as the Company’s independent registered public accounting firm based in Kazakhstan for the fiscal year ended December 31, 2025. Deloitte’s appointment as our independent registered public accounting firm was effective as of that date. PwC was dismissed on September 15, 2025, the date of the Company’s 2025 annual general assembly and conclusion of PwC’s responsibilities relating to the audit of the consolidated financial statements for the fiscal year ended December 31, 2024. The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2024, and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period from January 1, 2025 through September 15, 2025, there were (i) no disagreements with PwC, as that term is used in Item 16F(a)(1)(iv) of Form 20-F and defined in Instruction 4 to Item 16F over any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years; and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F, other than:

●	in 2023, we identified two material weaknesses in our internal controls over financial reporting related to the design and operating effectiveness of ITGCs for information systems with respect to certain IT applications and IT databases that are relevant to the preparation of our consolidated financial statements, and deficiencies in the control environment, information and communication, monitoring and control activities components of the COSO Framework that constitute material weaknesses, either individually or in the aggregate; and
●	in 2024, as part of management’s assessment of its internal control over financial reporting for the fiscal year ended December 31, 2024, our management concluded that the material weaknesses identified in 2023 had not yet been remediated as of December 31, 2024.

During the Company’s two fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through September 15, 2025, neither the Company nor anyone acting on the Company’s behalf consulted Deloitte regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of the Company, and neither a written report was provided to the Company or oral advice was provided that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F, including the matters described above.

The Company has provided PwC with a copy of the foregoing disclosure and has requested PwC to provide it with a letter addressed to the SEC stating whether or not PwC agrees with the above statements. A copy of such letter, dated April 30, 2026 is filed as an exhibit to this annual report on Form 20-F, see Exhibit 15.1.

ITEM 16G. CORPORATE GOVERNANCE

Matters related to corporate governance in Türkiye are regulated by the Turkish Commercial Code, or the “TCC.” We are not listed on Borsa Istanbul or any stock exchange market other than Nasdaq.

Accordingly, we are not a publicly held company for purposes of the Turkish Capital Markets Laws and Regulations unless and until the number of shareholders holding our shares amounts to 500 or more or a public offering of our shares is made in Türkiye.

We have chosen to voluntarily comply with some of the principles to which publicly held and listed companies are subject under Turkish Capital Markets Laws and Regulations, to the extent compatible with our status as a non-public company in Türkiye, namely the requirements that:

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

On November 17, 2025, we amended our Articles of Association to remove references to our voluntary compliance with the general corporate governance principles set forth by the Capital Markets Board.

Unless and until such time as we attain publicly held company status under Turkish Capital Markets Laws and Regulations, we will not be subject to the general provisions thereof, including the TCMB Corporate Governance Principles, which would in any event become fully applicable only upon admission of our shares to trading on a stock exchange.

The following summarizes the main rules applicable to publicly held companies under the Turkish Capital Markets Laws and Regulations, certain of which apply only upon being listed:

●	The percentage of independent members of the board of directors cannot be less than one-third of the total number of the members of the board of directors. In calculating the percentage of independent members on a board, a fraction would be rounded up to the nearest integer. The number of the independent board members on the board cannot be less than two. The term of office of independent members of the board of directors is up to three years and they can be nominated again and re-elected. However, among other criteria, an individual who has served on the board of a company for more than six years within the last ten years, cannot be appointed as an independent member of the board.
●	The following committees of the board of directors shall be established by listed companies:
●	Audit Committee;
●	Corporate Governance Committee;
●	Nomination Committee;
●	Renumeration Committee; and
●	Early Detection of Risk Committee.

However, in cases where a separate nomination committee and remuneration committee cannot be established due to the structure of the board of directors, the corporate governance committee shall perform the duties of such committees.

●	Each committee should consist of at least two members. It is mandatory that both (in the case of committees with two members) or the majority of the members (in the case of committees with three or more members) of the committees be non-executive board members, provided that all of the members of the Audit Committee must be independent members. Expert people who are not board members may be elected as committee members except for the Audit Committee which must consist only of board members. The chief executive officer/general manager cannot hold a position on the committees. Terms of reference, working principles and members of the committees shall be determined and disclosed to the public by the board of directors.
•	Mandatory rules relating to enhanced shareholder information:
●	There are enhanced requirements as to the contents of the general assembly notice.
●	A written remuneration policy for board members and senior management must be prepared. This policy must be posted on the company’s website and submitted at the ordinary general assembly as a separate agenda item for the shareholders’ information. Dividends, share options or payment plans based on the company’s performance cannot be used in the remuneration of independent board members. Remuneration of independent board members must protect their level of independence.
●	There are rules relating to distribution of dividends, disclosure of shareholdings, mandatory tender offer, material transactions and related party transactions or guarantees to third parties, that:
●	require any person acquiring “management control” of the Company within the meaning of Turkish Capital Markets Laws and Regulations to make a mandatory tender offer to the shareholders as of the date of the disclosure/announcement of the acquisition of such shares or voting rights;
●	require any person whose shares or total voting rights directly or indirectly, solely or jointly with others, reach, exceed or fall below 5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95% of our ordinary shares or total voting rights to notify the public;

●	require the disclosure of any inside information and any changes in such information that has previously been disclosed to the public;
●	provide for approval by the general assembly of shareholders of any “material transactions” within the meaning of the Turkish Capital Markets Laws and Regulations;
●	require approval of material related party transactions and granting guarantees, pledges, mortgages and sureties in favor of other third parties for the purpose of ordinary commercial activities of the Company by a majority of independent directors;
●	require disclosure by the directors, senior management and their related parties with respect to their transactions regarding the shares exceeding TRY 15,000,000 within a calendar year;
●	impose a “short-swing” profits rule on transactions in our ordinary shares by directors or senior management occurring within a six-month period;
●	require approval by the general assembly of shareholders of certain transactions with related parties which exceed certain thresholds if the decision to enter into such transaction is not approved by a majority of the independent directors;
●	require the adoption of specified policies and procedures governing the distribution of dividends;
●	require a provision in the company’s articles of association regulating donations, and general assembly approval regarding the limit of the donations if not specified in the articles of association;
●	require approval by the Ministry of Trade and the Capital Markets Board for an amendment to the company’s articles of association; and
●	permit the squeeze-out of minority shareholders by any shareholder who holds more than 98% of all voting rights related to our outstanding ordinary shares.

These provisions would apply to us from such time as (i) the number of shareholders holding our ordinary shares equals or exceeds 500 provided that certain of the applicable rules will only apply upon the listing of our shares or (ii) we make a public offering of our shares in Türkiye.

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

We rely on these exemptions with respect to the following Nasdaq requirements:

●	we do not comply with the requirement under Nasdaq Listing Rule 5605(b)(1) that a majority of the members of our board of directors be independent (we follow the requirement under the Turkish Capital Markets Laws and Regulations as described above);
●	we do not comply with the requirement under Nasdaq Listing Rule 5605(b)(2) to have regularly scheduled meetings at which only independent directors attend and will follow home country practice that permits us not to hold regular executive sessions where only independent directors are present;
●	we do not comply with the requirement under Nasdaq Listing Rule 5605(d) to have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum duties, subject to certain exceptional and limited circumstances (our Corporate Governance Committee carries out the functions of a compensation committee, and consists of a majority of independent directors);

●	we do not comply with the requirement under Nasdaq Listing Rule 5605(e) that director nominees be selected or recommended by either (i) a nominations committee comprised solely of independent directors with a written charter or (ii) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate pursuant to a process adopted in a board resolution. We follow home country practice which permits us to appoint directors by resolution at the general assembly of shareholders as set forth in our Articles of Association and the TCC;
●	we do not comply with the requirement under Nasdaq Listing Rule 5620(b) that a company solicit proxies for all shareholder meetings and will follow home country practice that permits us not to solicit proxies;
●	we do not comply with the requirement under Nasdaq Listing Rule 5620(c) that an issuer provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one third of the outstanding voting stock (under Turkish law one-fourth of the outstanding voting stock of a company is adequate for a meeting of the shareholders, except in specific circumstances where Turkish law requires a higher quorum);
●	we do not comply with the requirement under Nasdaq Listing Rule 5630 that the audit committee or another independent body of the board of directors review and oversee all related party transactions (Turkish law only requires approval by a majority of independent directors for material related party transactions and such rule would only apply to us from such time as the number of shareholders holding our ordinary shares amounts to 500 or more and we become a listed company); and
●	we do not comply with the requirements under Nasdaq Listing Rule 5635 relating to matters requiring shareholder approval (Turkish law and our Articles of Association generally permit us, with approval of our board of directors and without shareholder approval, to take the actions set out in Nasdaq Listing Rule 5635).

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

Additionally, we maintain oversight of cybersecurity risks associated with our engagement of third-party service providers, with controlled access and other processes in place to manage these risks effectively. Although we rely on our internal teams to manage our cybersecurity processes, we also collaborate with external experts, including assessors and consultants, to support various aspects of our cybersecurity initiatives, including vulnerability analysis, cyber intelligence monitoring, external penetration testing, and advanced log management. We also engage third-party specialists to test our compliance with applicable regulations on a periodic basis. Our cybersecurity processes are integrated into our broader risk management framework, which is managed by our Internal Control team reporting to the CFO and Information Security and Compliance team reporting to the CTO, ensuring alignment with our overall strategic objectives.

Despite the processes outlined here, we may experience cybersecurity incidents from time to time. For example, during February 2024, a threat actor used compromised merchant login details to access an immaterial number of merchant accounts on our merchant portal and, in July 2024, our systems were impacted for a brief period of time by a software update from CrowdStrike that caused issues with the operations of computer systems running on Windows software. For more information on these cybersecurity incidents and for a broader description of how risks from cybersecurity threats could materially affect us, including our business strategy, results of operations or financial condition, see Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—A cybersecurity incident impacting our systems or the systems of our service providers, including undetected software errors and hacking, may cause material delays or interruptions in our information systems and may reduce the use of our services and damage our brand reputation, which may hinder our ability to conduct our business effectively or result in lost revenues or other costs, including in connection with increasing compliance requirements.” and “—Unauthorized disclosure of sensitive or confidential customer information or our failure, or the perception by our users that we failed, to comply with privacy laws or properly address privacy concerns could harm our business and reputation with customers, merchants and suppliers” which are incorporated by reference into this Item 16K.

Governance

Management plays a critical role in assessing and managing Hepsiburada’s material risks from cybersecurity threats. The Information Security and Compliance team, which is tasked with evaluating and addressing these risks, is led by our Chief Information Security Officer, and reports to the CTO, both of whom have significant experience and expertise in the cybersecurity, IT, and risk management domains. The CTO spent 16 years at Yandex, a leading Russian technology company, most recently as CTO of Yandex. Market, the group’s flagship online marketplace. He joined Yandex as a software developer in 2005 and went on to become head of software engineering in 2009, before assuming the role of CTO in 2016.

Monthly reports detailing the monitoring, prevention, detection, mitigation and remediation of cybersecurity incidents are generated by the Information Security and Compliance team. These reports are then shared with C-level executives, providing them with insights into the current cybersecurity landscape and informing strategic decision-making.

In addition to the monthly reports, the Information Security and Compliance team engages in ongoing communication with relevant teams, such as IT, to ensure a proactive approach to cybersecurity. Reports and updates from this team regarding cybersecurity matters, including the Company’s security initiatives and its most significant internal and external threats, are presented by our CTO and Chief Information Security Officer and by our Internal Control team, to the Audit Committee of our Board of Directors, ensuring governance oversight and alignment with strategic objectives.

Should Hepsiburada become the subject of a material cybersecurity incident, a reporting mechanism exists to escalate the matter up the management chain to the board level, so that prompt and effective response measures can be implemented. Our procedures provide that incidents be promptly notified to the CTO and our Chief Information Security Officer. Following an initial technical assessment, incidents are also notified to the Vice President of Legal Affairs and Group Risk Officer, who help manage further escalation or notification to the Audit Committee and regulatory bodies and to consider the need for public disclosure. Remediation measures are reviewed by the Chief Information Security Officer and CTO to help prepare for future occurrences.

PART III

ITEM 17. FINANCIAL STATEMENTS

We provide financial statements pursuant to Item 18. “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under this Item 18 are attached hereto starting on page F-1 of this annual report. The audit reports of Deloitte LLP, an independent registered public accounting firm, and of PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş., an independent registered public accounting firm, are included herein preceding the audited consolidated financial statements.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished Herewith
1.1	Articles of Association of the Registrant					*
2.1	Description of Securities					*
2.2	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon as depositary and the holders and beneficial owners from time to time of the American Depositary Shares issued thereunder	F-1/A	333-256654	4.1	June 17, 2021
2.3	Form of American Depositary Receipt	424B3	333-257160		March 19, 2025
4.1†	English translation of the server hosting service agreement between Türk Telekomünikasyan A.Ş. and the Registrant, dated June 19, 2017	F-1	333-256654	10.9	May 28, 2021
4.2†	English translation of Additional Agreement between Türk Telekomünikasyon A.Ş., TTNET A.Ş. and the Registrant regarding the provision of server hosting and data center access services, dated January 1, 2023	20-F	001-40553	4.2	May 1, 2023
4.3	Revised Incentive Plan dated April 24, 2023	20-F	001-40553	4.4	May 1, 2023
4.4†	English translation of the framework agreement for various hosting-related services between Superonline İletişim Hizmetleri A.Ş. and the Registrant, dated May 24, 2021	F-1	333-256654	10.10	May 28, 2021
4.5	Form of Director and Executive Committee Member Indemnification Agreement	20-F	001-40553	4.16	May 2, 2022
4.6†	English translation of the Lease Agreement between Üstünkarli Makine Anonim Şirketi, as lessor and the Registrant, as lessee, dated June 1, 2024	20-F	001-40553	4.8	April 30, 2025

4.7†	English translation of the Lease Agreement between İbrahim Akkuş and Gokhan Akkuş, as lessors and the Registrant, as lessee, dated September 1, 2024	20-F	001-40553	4.9	April 30, 2025
4.8†	English translation of the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated April 2014	F-1	333-256654	10.1	May 28, 2021
4.9	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated September 1, 2015	F-1	333-256654	10.15	May 28, 2021
4.10	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated February 1, 2022	20-F	001-40553	4.18	May 2, 2022
4.11†	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated August 15, 2022	20-F	001-40553	4.11	May 1, 2023
4.12†	English translation of Additional Protocol to the Lease Agreement between Megeye Lojistik Anonim Şirketi, as lessor and the Registrant, as lessee, dated January 17, 2025	20-F	001-40553	4.14	April 30, 2025
4.13†	English translation of the Lease Agreement between Ortadoğu Otomotiv Ticaret A.Ş., as lessor and the Registrant, as lessee, dated December 24, 2014	F-1	333-256654	10.7	May 28, 2021
4.14†	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları, as lessor and the Registrant, as lessee, dated June 14, 2019	F-1	333-256654	10.12	May 28, 2021
4.15	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları, as lessor and the Registrant, as lessee, dated June 15, 2019	F-1	333-256654	10.13	May 28, 2021
4.16	English translation of the Additional Protocol to the Lease Agreement between D Gayrimenkul Yatırımları, as lessor and the Registrant, as lessee, dated August 21, 2019	F-1	333-256654	10.14	May 28, 2021
4.17†	English translation of the Lease Agreement between A. Vedat Yakupoğlu Gayrimenkul Yatırımcılığı, as lessor and the Registrant, as lessee, dated August 10, 2020	F-1	333-256654	10.2	May 28, 2021

4.18†	English translation of the Lease Agreement between AZC Hazır Beton İhtiyaç Maddeleri Tekstil Maddeleri Tekstil Turizm Petrol Ürünleri Pazarlama Sanayi ve Ticaret Ltd. Şti., as lessor and the Registrant, as lessee, dated August 18, 2020	F-1	333-256654	10.4	May 28, 2021
4.19†	English translation of the Lease Agreement between Emrenes Orman Ürünleri Sanayi ve Ticaret Ltd. Şti., as lessor and the Registrant, as lessee, dated August 31, 2020	F-1	333-256654	10.5	May 28, 2021
4.20	English translation of Additional Protocol to the Lease Agreement between Emrenes Orman Ürünleri San. ve Tic. Ltd. Şti., as lessor and the Registrant, as lessee, dated April 6, 2022	20-F	001-40553	4.20	May 2, 2022
4.21†

English translation of Assignment of Lease Agreement between Emrenes Orman Ürünleri San. ve Tic. Ltd. Şti., as lessor, D Fast Dağıtım Hizmetleri ve Lojistik A.Ş., as assignee and the Registrant, as assignor, dated September 1, 2025

						*
4.22†	English translation of Sub-Lease Agreement between D Fast Dağıtım Hizmetleri ve Lojistik A.Ş., as lessor and the Registrant, as lessee, dated October 1, 2022	20-F	001-40553	4.22	May 1, 2023
4.23†	English translation of Lease Agreement between Doğruer Uluslararası Nakliye ve Dış Ticaret A.Ş., as lessor and the Registrant, as lessee, dated March 1, 2023	20-F	001-40553	4.24	May 1, 2023
4.24†	English translation of Lease Agreement between Emrenes Orman Ürünleri Sanayi ve Ticaret Ltd. Şti., as lessor and the Registrant, as lessee, dated January 1, 2025					*
4.25†	English translation of Data Center Agreement between Equinix Turkey Data Merkezi Üretim Sanayi ve Ticaret Anonim Şirketi and the Registrant, dated December 11, 2025					*
4.26†

English translation of Lease Agreement between Tercan Karhanlar Otomotiv Gıda Turizm İnşaat Taahhüt Petrol Ürünleri Ticaret Sanayi Limited Şirtketi, as lessor and D Fast Dağıtım Hizmetleri ve Lojistik A.Ş., as lessee, dated January 1, 2023

						*
8.1	List of subsidiaries of the Registrant					*
11.1	Insider Trading Policy	20-F	001-40553	11.1	April 30, 2025
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	PwC Letter, dated April 30, 2026					*
97.1	D-Market Elektronik Hizmetler Ve Ticaret A.Ş. Incentive Compensation Recovery Policy	20-F	001-40553	97.1	April 30, 2024
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document					*
101.SCH	Inline XBRL Taxonomy Extension Schema					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase					*
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101)					*
*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted because they are both (i) not material and (ii) the Registrant customarily and actually treats such information as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

D-MARKET ELECTRONIC SERVICES & TRADING

	By:	/s/ Nilhan Gökçetekin

Name: Nilhan Gökçetekin

Title: Chief Executive Officer

Date: April 30, 2026

	By:	/s/ Mehmet Seçkin Köseoğlu

Name: Mehmet Seçkin Köseoğlu

Title: Chief Financial Officer
Date: April 30, 2026

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi and subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of comprehensive (loss)/income, changes in equity, and cash flows, for the year ended December 31, 2025, and the related notes collectively referred to as the “financial statements”. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2026, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Sales of goods and marketplace commission – Refer to Notes 2.7, 16 to the Financial Statements

Critical Audit Matter Description

The Company generates revenue from offering products through a hybrid model combining sales of goods to customers where the Company acts as a principal to the sale and marketplace commission model where the Company acts as an agent. For sales of goods, the Company acts directly as the seller of goods purchased from the suppliers. For marketplace commission model, the Company charges commission fees to third-party sellers (“merchants”) for selling their goods through the Company’s platform. The processing and recording of revenues are highly automated and are based on contractual terms with customers and merchants. Because of the nature of the Company’s sales price and transaction-based fees, the Company uses automated systems to process and record these revenue transactions.

We identified revenue recognition of sales of goods and marketplace commission as a critical audit matter because the Company’s systems to process and record these transactions are complex and highly automated. This required an increased extent of effort, including the need for us to involve professionals with expertise in information technology (“IT”), to identify, test, and evaluate the Company’s systems, general IT controls, system interface controls, automated controls and controls designed to ensure the accuracy and completeness of underlying data supporting the accounting for revenue.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to sales of goods and marketplace commission included the following, among others:

●	With the assistance of our IT specialists, we:
o	Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.
o	Performed testing of system interface controls and automated controls within the sales of goods and marketplace commission revenue streams.
●	We tested controls designed to ensure the accuracy and completeness of the underlying data supporting the accounting for revenue.
●	For a sample of sales of goods and marketplace commission transactions, we performed detail testing by agreeing the amounts recognized to supporting details, testing the mathematical accuracy of the recorded amount, and reconciling cash collected through card transactions to the Company’s accounting records.

/s/ Deloitte LLP

Almaty, Kazakhstan
April 30, 2026

We have served as the Company’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 30, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

Control Environment. The deficiencies in the control environment component relate to failures to establish and maintain a sufficiently robust framework for accountability, ownership and oversight over internal control over financial reporting, including insufficient prioritization of the design and implementation of preventive, automated and system-dependent controls.

Information and Communication. The deficiencies in the information and communication component relate to failures to maintain and use sufficiently reliable, complete and controlled inputs/used information in the execution of key control activities.

Control Activities. The deficiencies in the control activities component relate to failures in designing certain preventive controls and operating controls at a level of precision sufficient to prevent or detect potentially material errors on a timely basis. These deficiencies include weaknesses in authorization and review controls, limitations in audit traceability and insufficient evidence of control performance. In addition, certain areas continued to rely on manual processes, which may increase the risk of material misstatement.

Monitoring. The deficiencies in the monitoring component relate to failures to perform sufficiently effective and timely operating effectiveness testing, as well as timely monitoring and follow-up activities over internal controls and identified control deficiencies.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2025, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte LLP

Almaty, Kazakhstan
April 30, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of D-MARKET Elektronik Hizmetler ve Ticaret A.Ş.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of D-MARKET Elektronik Hizmetler ve Ticaret A.Ş. and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of comprehensive (loss)/income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/ PwC Bağımsız Denetim ve

Serbest Muhasebeci Mali Müşavirlik A.Ş.

/s/ Mehmet Cenk Uslu

Mehmet Cenk Uslu

Partner

Istanbul, Türkiye

April 30, 2025, except for the effects of restatement of comparative information in accordance with IAS 29, “Financial Reporting in Hyperinflationary Economies” discussed in Note 2.1 to the consolidated financial statements, as to which the date is April 30, 2026

We served as the Company’s auditor from 2023 to 2025.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2025 AND 2024

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

	Notes	2025	2024

ASSETS

Current assets:
Cash and cash equivalents	3	11,307,632	8,835,465
Restricted cash		205,052	177,059
Financial investments	4	2,016,090	3,121,445
Trade and loan receivables	6	6,239,270	6,604,349
Due from related parties	21	206	19,057
Inventories	7	8,729,268	7,855,450
Contract assets	8	—	58,550
Other current assets	14	1,169,667	625,814

Total current assets		29,667,185	27,297,189

Non-current assets:
Property and equipment	9	1,087,477	1,088,256
Intangible assets	10	3,872,677	4,004,059
Right of use assets	11	2,204,016	1,701,293
Trade and loan receivables	6	26,751	114,655
Deferred tax assets	20	47,929	—
Other non-current assets	14	40,555	16,237

Total non-current assets		7,279,405	6,924,500

Total assets		36,946,590	34,221,689

These consolidated financial statements have been approved by Board of Directors on 30 April 2026. The General Assembly has the right to amend these consolidated financial statements.

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2025 AND 2024

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

	Notes	2025	2024

LIABILITIES AND EQUITY

Current liabilities:
Bank borrowings	5	596,550	2,202,507
Lease liabilities	11, 24	1,050,937	535,459
Wallet deposits		261,187	232,474
Trade payables and payables to merchants	6	25,879,493	19,599,492
Due to related parties	21	—	16,939
Provisions	12	322,167	284,111
Employee benefit obligations	13	1,016,638	683,420
Contract liabilities and merchant advances	8	2,785,921	2,496,045
Other current liabilities	14	1,477,389	2,203,998

Total current liabilities		33,390,282	28,254,445

Non-current liabilities:
Lease liabilities	11, 24	778,337	764,000
Employee benefit obligations	13	262,943	201,287
Other non-current liabilities	14	503,432	654,391

Total non-current liabilities		1,544,712	1,619,678

Equity:
Share capital	15	949,542	942,373
Treasury shares	15	(320,970)	(320,970)
Other capital reserves		—	1,440,737
Share premium	15	19,713,114	27,370,776
Accumulated deficit		(18,330,090)	(25,085,350)

Total equity		2,011,596	4,347,566

Total equity and liabilities		36,946,590	34,221,689

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

		1 January –	1 January –	1 January –
		31 December	31 December	31 December
	Notes	2025	2024	2023

Revenues	16	84,651,820	74,669,572	67,198,755

Operating expenses
Cost of inventory sold		(53,981,418)	(46,672,956)	(46,845,818)
Shipping and packaging expenses		(9,199,079)	(7,975,827)	(6,281,581)
Payroll and outsource staff expenses		(9,130,713)	(8,576,921)	(6,621,903)
Advertising expenses		(7,305,917)	(5,617,923)	(4,587,984)
Technology expenses		(828,647)	(969,429)	(778,935)
Depreciation and amortization	9, 10, 11	(3,171,434)	(2,680,858)	(2,218,886)
Other operating income	17	499,885	468,973	898,748
Other operating expenses	17	(2,717,970)	(2,089,671)	(2,045,451)
Impairment losses	6	(846,574)	(532,764)	(87,013)

Operating (loss)/profit		(2,030,047)	22,196	(1,370,068)

Financial income	18	4,928,114	5,259,222	6,689,179
Financial expenses and fees	19	(11,996,533)	(10,026,763)	(7,578,232)
Monetary gains/(losses)		3,356,145	2,644,648	2,401,865

(Loss)/income before income taxes		(5,742,321)	(2,100,697)	142,744

Income taxes	20	43,145	—	—

(Loss)/income for the year		(5,699,176)	(2,100,697)	142,744

Basic and diluted (loss)/income per share (TRY per share)	25	(15.31)	(6.40)	0.44

Other comprehensive loss: Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	13	(3,737)	(28,890)	(141,942)
Tax effect of actuarial loss of defined benefit plan	13	(1,228)	—	—

Total comprehensive (loss)/income for the year		(5,704,141)	(2,129,587)	802

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

	Share	Treasury	Other capital	Share	Accumulated	Total
	capital	shares	reserves	premium	deficit	equity

Balance at 1 January 2023	942,373	—	1,004,123	27,370,776	(22,956,565)	6,360,707

Net income for the year	—	—	—	—	142,744	142,744
Other comprehensive loss for the year	—	—	—	—	(141,942)	(141,942)
Share-based payments (Note 13)	—	—	201,080	—	—	201,080
Acquisition of treasury shares (Note 15)	—	(320,970)	—	—	—	(320,970)

Balance at 31 December 2023	942,373	(320,970)	1,205,203	27,370,776	(22,955,763)	6,241,619

Net loss for the year	—	—	—	—	(2,100,697)	(2,100,697)
Other comprehensive loss for the year	—	—	—	—	(28,890)	(28,890)
Share-based payments (Note 13)	—	—	235,534	—	—	235,534

Balance at 31 December 2024	942,373	(320,970)	1,440,737	27,370,776	(25,085,350)	4,347,566

Net loss for the year	—	—	—	—	(5,699,176)	(5,699,176)
Other comprehensive loss for the year	—	—	—	—	(4,965)	(4,965)
Capital increase (Note 15)	7,169	—	—	4,164,791	—	4,171,960
Share-based payments (Note 13)	—	—	76,098	—	—	76,098
Modification of equity-settled awards to cash-settled awards (Note 13)	—	—	(1,516,835)	—	636,948	(879,887)
Transfer to accumulated deficit (Note 15)	—	—	—	(11,822,453)	11,822,453	—

Balance at 31 December 2025	949,542	(320,970)	—	19,713,114	(18,330,090)	2,011,596

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

	Note	2025	2024	2023

(Loss)/income for the year		(5,699,176)	(2,100,697)	142,744

Adjustments to reconcile (loss)/ income for the year to cash flows from operating activities:		14,257,086	12,084,040	12,240,861
Interest and fees expenses	19	11,549,248	9,580,709	6,054,846
Depreciation and amortization	9, 10, 11	3,171,434	2,680,858	2,218,886
Impairment loss on intangible assets	10	269,457	—	—
Interest income on time deposits	18	(2,697,906)	(2,263,220)	(952,565)
Interest income on credit sales	18	(1,425,428)	(1,797,837)	(703,562)
Interest income on financial investments	18	(13,097)	(2,194)	(2,238)
Tax income	20	(43,145)	—	—
Provision for unused vacation liability	13	213,113	54,598	148,785
Provision for personnel bonus	13	614,603	586,535	442,547
Provision for Competition Authority investigation	12	—	—	(239,227)
Provision for Turkish Capital Markets Board fee	12	—	—	45,408
Provision for legal disputes	12	37,074	23,837	35,158
Provision for license fee	12	289,025	235,637	—
Provision for doubtful receivables	6	552,651	338,403	92,688
Provision for loan receivables	6	301,312	209,609	—
Provision for impairment of trade goods, net	7	115,224	(23,051)	65,826
Provision for post-employment benefits	13	102,569	91,304	108,934
Share-based payment expense	13	216,074	235,534	201,079
Fair value gains of financial investments	4, 18, 19	(64,703)	(167,046)	(448,858)
Contribution income for settlement		—	—	(230,216)
Net foreign exchange differences		(428,994)	(674,547)	(540,078)
Monetary losses on non-operating activities		2,013,275	3,312,230	6,502,816
Monetary gains on provisions		(514,700)	(337,319)	(559,368)

Changes in net working capital
Change in trade payables and payables to merchants		6,570,639	(296,274)	1,973,057
Change in inventories		(1,158,546)	(463,766)	(2,219,744)
Change in trade and loan receivables		(155,853)	(2,694,618)	(2,737,729)
Change in contract liabilities and merchant advances		289,876	(195,923)	549,524
Change in contract assets		58,550	(16,161)	5,403
Change in other liabilities		(848,863)	544,095	553,509
Change in other assets		(514,273)	1,081,045	139,775
Change in due from related parties		18,850	(1,704)	(12,004)
Change in due to related parties		(16,939)	8,173	(16,240)
Post-employment benefits paid	13	(64,073)	(46,289)	(39,166)
Payments for concluded litigation	12	(9,381)	(90,779)	(746,064)
Payments for personnel bonus	13	(505,700)	(356,966)	(332,036)
Payments for unused vacation liabilities	13	(22,500)	(11,599)	(21,234)
Collections of doubtful receivables	6	7,389	15,249	4,512
Payments for license fee	12	(214,093)	—	—
Payments for share based compensation plan	13	(708,548)	—	—
Net cash provided by operating activities		11,284,445	7,457,826	9,485,168

Investing activities:
Purchases of property and equipment and intangible assets	9, 10	(2,414,849)	(2,631,648)	(2,180,306)
Proceeds from sale of property and equipment		7,355	19,356	14,283
Purchases of financial investments		(2,386,119)	(8,414,213)	(9,585,389)
Proceeds from sale of financial investment	4	3,395,329	8,046,523	6,477,461
Interest received on time deposits		2,689,498	2,262,980	970,314
Interest received on credit sales		1,274,066	1,888,106	1,131,991
Net cash provided by/ (used in) investing activities		2,565,280	1,171,104	(3,171,646)

Financing activities:
Proceeds from bank borrowings	24	8,389,902	6,837,080	1,091,058
Repayment of bank borrowings	24	(9,859,023)	(4,962,417)	(717,660)
Interest and fees paid		(10,818,491)	(8,935,766)	(5,994,672)
Lease payments	24	(1,123,562)	(616,958)	(581,069)
Capital Increase	15	4,171,960	—	—
Acquisition of treasury shares	15	—	—	(90,754)
Net cash used in financing activities		(9,239,214)	(7,678,061)	(6,293,097)

Net increase in cash and cash equivalents		4,610,511	950,869	20,425

Cash and cash equivalents at beginning of the year		8,833,647	10,392,362	16,378,445

Effects of exchange rate changes on cash and cash equivalents		36,752	65,342	329,625
Effects of inflation on cash and cash equivalents		(2,183,505)	(2,574,926)	(6,336,133)

Cash and cash equivalents at end of the year	3	11,297,405	8,833,647	10,392,362

Accompanying notes are an integral part of these consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 1 – ORGANISATION AND NATURE OF OPERATIONS

D-Market Elektronik Hizmetler ve Ticaret A.Ş. (“D-Market” or “Hepsiburada” or together with its subsidiaries the “Group”) was established in April 2000. D-Market currently operates as a retail website (www.hepsiburada.com) offering its retail customers a wide selection of merchandise including electronics and non-electronics (including books, sports, toys, kids and baby products, cosmetics, furniture, etc.). As of 31 December 2025, the controlling shareholder of D-Market is Joint Stock Company Kaspi.kz. (Note 15).

On 6 July 2021, the Company completed an initial public offering (“IPO”) of 65,251,000 American Depositary Shares (“ADSs”) representing 65,251,000 Class B ordinary shares, at a price to the public of $12.00 per ADS on Nasdaq. The offering included 41,670,000 ADSs offered by the Company and 23,581,000 ADSs offered by a selling shareholder, which included 8,511,000 ADSs sold by the selling shareholder pursuant to the underwriters’ exercise in full of their over-allotment option. The ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “HEPS” on 1 July 2021.

On 17 October 2024, the Group’s then-controlling shareholders, being Hanzade Vasfiye Doğan Boyner, and Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan (collectively, the “Selling Shareholders”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Joint Stock Company Kaspi.kz (“Kaspi.kz”), a joint stock company incorporated under the laws of Kazakhstan, for all outstanding Class A shares and Class B shares of the Company held by the Selling Shareholders, corresponding to 65% of the Group’s share capital. The transaction was approved by the Turkish Competition Board, the Banking Regulation and Supervision Agency, the Information Technologies and Communications Authority and the Central Bank of the Republic of Türkiye and was completed on 29 January 2025, on which date Kaspi.kz became our new controlling shareholder (the “Change of Control”). Following the Change of Control, in accordance with former Article 7/A of the Articles of Association, all outstanding Class A shares were converted into Class B shares.

As of 31 December 2025, the Group has 3,611 employees (2024: 3,743). The address of the registered office is as follows:

Kuştepe Mahallesi, Mecidiyeköy Yolu Caddesi No:

12 Tower 2 Floor 2

Şişli, Istanbul — Türkiye

Subsidiaries

The subsidiaries included in these consolidated financial statements are as follows:

◾	D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. (“D-Ödeme” or “Hepsipay”)
◾	D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. (“D-Fast” or “Hepsijet”)
◾	Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”)
◾	Hepsi Finansman A.Ş. (“Hepsi Finansman”) (former trade name “Doruk Finansman A.Ş.”)
◾	Hepsiburada Global B.V. (“Hepsiburada Global”)
◾	Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş. (“Hepsiburada Global A.Ş.”)

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

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

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

2.1    Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Hepsiburada and its subsidiaries maintain their books of account in Turkish Lira (“TRY”) based on the Turkish Commercial Code (“TCC”), Turkish tax legislation and the Uniform Chart of Accounts issued by the Ministry of Finance of Türkiye. These consolidated financial statements are based on the statutory records, which are maintained under the historical cost convention except for the financial investments which are measured at fair value, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS Accounting Standards as issued by the IASB.

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB requires the use of certain critical accounting estimates. It also requires judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.2.

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

Adjustments have been made in accordance with the terms of IAS 29 “Financial Reporting in Hyperinflationary Economies” regarding the changes in the general purchasing power of the Turkish Lira as of 31 December 2025. The terms of IAS 29 require that financial statements prepared in the currency in the economy with hyperinflation should be expressed in terms of the measuring unit current at the end of the reporting period and the amounts for the corresponding previous periods should also be stated in terms of the measuring unit current at the end of the reporting period.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.1    Basis of preparation (Continued)

Financial reporting in hyperinflationary economy (Continued)

For the application of IAS 29, the Group used the conversion coefficient derived from the CPI in Türkiye published by the Statistical Institute of Türkiye. The indices and coefficients used to prepare the consolidated financial statements are as follows:

Date	Index	Adjustment Coefficient	Three years compound inflation rates

31 December 2025	3,513.87	1.000	211%
31 December 2024	2,684.55	1.309	291%
31 December 2023	1,859.38	1.890	268%

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

The application of IAS 29 results in an adjustment for the gain/(loss) of purchasing power of the Turkish Lira recognized as monetary gain/(losses) in the profit or loss section of the consolidated statements of comprehensive income/(loss). In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power and an entity with an excess of monetary liabilities over monetary assets gains purchasing power to the extent the assets and liabilities are not linked to a price level. This gain or loss on the net monetary position is derived as the difference resulting from the restatement of non-monetary assets, owners’ equity and items in the statements of comprehensive income/(loss) and the adjustment of index linked assets and liabilities.

Corresponding figures for the years ended 31 December 2023 and 31 December 2024 have also been restated so that they are presented in terms of the purchasing power of the Turkish Lira as of 31 December 2025.

In the first reporting period in which hyperinflation exists, the requirements of IAS 29 are applied as if the economy had always been hyperinflationary. Therefore, the balance sheet at the beginning of the earliest comparative period, is restated as the base of all subsequent reporting. Restated accumulated deficit in the balance sheet at the beginning of the earliest comparative period is derived as balancing figure in the restated balance sheet.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.1    Basis of preparation (Continued)

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which they operate (the “functional currency”). The consolidated financial statements are presented in thousand Turkish Lira (TRY), which is both the functional currency and the presentation currency of the Group.

Going concern

The Group incurred operating losses for the past two years. An operating loss of TRY2,030 million was incurred during the year 2025, while accumulated deficit as of 31 December 2025 amounted to TRY18,330 million. The Group generated positive operating cash flows amounting to TRY11,284 million in 2025 and its cash and cash equivalents as of 31 December 2025 amounts to TRY11,308 million.

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

As further disclosed in Note 13, the Group has granted an equity settled share-based payment plan where management personnel, other employees and directors are entitled to receive Company’s shares based on the fair value at the date when the grant is made using an appropriate valuation model. Determination of estimated fair value of the Company before it consummated its initial public offering required complex and subjective judgments.

The estimated number of stock awards that will ultimately vest based on service condition requires judgement, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. In 2025, equity-settled share based payment plans are modified to cash settled as disclosed in Note 13.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.2    Significant accounting estimates and assumptions (Continued)

Recognition and estimated useful lives of website development costs

Costs that are directly associated with the development of websites controlled by the Group are recognized as intangible assets as they meet the recognition criteria of IAS 38 and SIC 32 (for further information refer to Note 2.7).

The Group anticipates that its website development costs are capable of generating revenues and satisfy the requirement of future probable economic benefit. The carrying amounts of the Group’s intangible assets are reviewed at each reporting date to determine whether there is an indication of impairment, considering future profit projections.

Website development costs recognized as assets are amortized over their estimated useful lives between 2 and 4 years. However, the actual useful life may be shorter or longer than estimated useful lives, depending on technical innovations and competitor actions. If the useful lives were increased/decreased by one year, the carrying amount would be TRY795,828 thousand higher/TRY856,162 thousand lower as at 31 December 2025 (2024: TRY631,082 thousand higher/TRY815,463 thousand lower).

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

Recognition and measurement of deferred tax assets

The Group has only recognised deferred income tax assets for Hepsijet. The Group has not recognised deferred income tax assets for the rest of the entities in the Group. With respect to rest of the Group carry forward tax losses, unused tax incentives and other deductible temporary differences due to macroeconomic challenges give rise to uncertainties as to the generation of future taxable profits for the realization of such deferred tax assets in the foreseeable future. If actual events differ from the Group’s estimates, or to the extent of that these estimates are adjusted in the future, changes in the amount of an unrecognized deferred tax assets could materially impact the Group’s result of operations.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

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

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade receivables, Buy Now Pay Later (“BNPL”) receivables, loan receivables and credit card receivables; when there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of asset and those events have an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. The allowance for doubtful receivables is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable progresses.

2.3    Basis of consolidation

The consolidation principles used in the preparation of these consolidated financial statements are summarized below:

a)	These consolidated financial statements include the accounts of the parent company, D-Market and its subsidiaries (collectively referred to as the “Group”) on the basis set out in sections (a) to (b) below. The financial statements of the companies included in consolidation are based on the accounting principles and presentation basis applied by the Group.
b)	Subsidiaries are all companies over which D-Market has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and it has the ability to affect those returns through its power over the investee. Thus, the principle of control sets out the following three elements of control:
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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.3    Basis of consolidation (Continued)

The table below sets out the subsidiaries included in the scope of consolidation and shows the Group’s ownership interests at 31 December 2025, 2024 and 2023:

Subsidiaries	2025	2024	2023

D-Ödeme	100.00%	100.00%	100.00%
D-Fast	100.00%	100.00%	100.00%
Hepsi Finansal	100.00%	100.00%	100.00%
Hepsi Finansman	100.00%	100.00%	100.00%
Hepsiburada Global	100.00%	100.00%	100.00%
Hepsiburada Global A.Ş (*)	100.00%	100.00%	—

(*)Hepsiburada Global A.Ş. was founded on 29 March 2024, with an aggregate issued share capital of TRY5,050,000 of which total amount was paid in on 29 March 2024. Hepsiburada Global A.Ş. was used to aim to facilitate the management of Hepsiburada’s cross border e-commerce operations. As of 31 December 2025 cross-border e-commerce operations has been downsized.

The balance sheets and statements of comprehensive income/(loss) of the subsidiaries are consolidated on a line-by-line basis and the carrying value of the investment held by D-Market in its subsidiaries is eliminated against equity. The intercompany transactions and balances between D-Market and its subsidiaries are eliminated on consolidation. The cost of, and the dividends arising from, shares held by D-Market in its subsidiaries are eliminated from equity and income for the period, respectively. The subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

2.4    Offsetting

Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.5    Comparative information

The current period consolidated financial statements of the Group include comparative financial information to enable the determination of the trends in financial position and performance. Comparative figures are reclassified, where necessary, to conform to the changes in the presentation of the current period consolidated financial statements.

2.6    Recent accounting pronouncements

The accounting policies adopted in preparation of the consolidated financial statements as at 31 December 2025 are consistent with those of the previous financial year, except for the adoption of new and amended IFRS Accounting Standards as issued by the IASB and IFRIC interpretations effective as of 1 January 2025 and thereafter. The effects of these amendments and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6    Recent accounting pronouncements (Continued)

i)Standards, amendments and interpretations applicable as of 31 December 2025:

●	Amendments to IAS 21 – Lack of Exchangeability; effective from annual periods beginning on or after 1 January 2025. An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations. This change had no material impact on the financial position and performance of the Group.

ii)Standards, amendments, and interpretations that are issued but not effective as of 31 December 2025:

●	Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments; effective from annual reporting periods beginning on or after 1 January 2026 (early adoption is available). These amendments:
●	clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
●	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

Management does not expect that this standard will have material impact on the consolidated financial statements.

●	Annual improvements to IFRS – Volume 11; effective from annual periods beginning on or after 1 January 2026 (earlier application permitted). Annual improvements are limited to changes that either clarify the wording in an Accounting Standard or correct relatively minor unintended consequences, oversights or conflicts between the requirements in the Accounting Standards. The 2024 amendments are to the following standards:
●	IFRS 1 First-time Adoption of International Financial Reporting Standards;
●	IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
●	IFRS 9 Financial Instruments;
●	IFRS 10 Consolidated Financial Statements; and
●	IAS 7 Statement of Cash Flows.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6    Recent accounting pronouncements (Continued)

ii)Standards, amendments, and interpretations that are issued but not effective as of 31 December 2025: (Continued)

Management does not expect that this amendment will have material impact on the consolidated financial statements.

●	Amendment to IFRS 9 and IFRS 7 - Power Purchase Arrangements; effective from annual periods beginning on or after 1 January 2026 but can be early adopted subject to local endorsement where required. These amendments change the ‘own use’ and hedge accounting requirements of IFRS 9 and include targeted disclosure requirements to IFRS 7. These amendments apply only to contracts that expose an entity to variability in the underlying amount of electricity because the source of its generation depends on uncontrollable natural conditions (such as the weather). These are described as ‘contracts referencing nature-dependent electricity’. Management does not expect that this amendment will have material impact on the consolidated financial statements.
●	Amendments to IAS 21 - Translation to a Hyperinflationary Presentation Currency; effective from annual periods beginning on or after 1 January 2027. These narrow-scope amendments specify the translation procedures for an entity whose presentation currency is that of a hyperinflationary economy. The entity applies the amendments if:
●	its functional currency is that of a non-hyperinflationary economy and it is translating its results and financial position into the currency of a hyperinflationary economy; or
●	it is translating into the currency of a hyperinflationary economy the results and financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy. Management does not expect that this amendment will have material impact on the consolidated financial statements.

The amendments aim to improve the usefulness of the resulting information in a cost-effective manner. Developed in response to stakeholder feedback, these amendments are expected to reduce diversity in practice and provide a clearer basis for reporting in a hyperinflationary currency.

●	Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37- Disclosures about Uncertainties in the Financial Statements; These amendments include Examples illustrating how an entity applies the requirements in IFRS Accounting Standards as issued by the IASB to disclose the effects of uncertainties in its financial statements. The Examples demonstrate how to disclose the impacts of uncertainties within climate-related scenarios, but the principles and requirements are also applicable to disclosure of other uncertainties. The Examples do not add to or change requirements in IFRS Accounting Standards as issued by the IASB and therefore there are no transition requirements. Instead, these Examples will accompany the respective IFRS Accounting Standards as issued by the IASB to which they relate. The Examples do not have an effective date. Management does not expect that this amendment will have material impact on the consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6    Recent accounting pronouncements (Continued)

ii)Standards, amendments, and interpretations that are issued but not effective as of 31 December 2025: (Continued)

●	IFRS 18 Presentation and Disclosure in Financial Statements; effective from annual periods beginning on or after 1 January 2027. This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
●	the structure of the statement of profit or loss;
●	required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
●	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

a. Disclosures are expected to become increasingly detailed as entities implementation process progresses toward 2027.

The level of detail that an entity includes in its disclosures will depend on the progress of its implementation activities, including those related to internal controls. For the year ending December 2025, entities that have yet to make significant progress in implementation might only disclose that they are actively assessing the impact of IFRS 18 and that more comprehensive disclosures cannot reasonably be provided.

b. Where appropriate and reliable, consider including quantitative information.

It may be appropriate to disclose preliminary figures, when the company has an appropriate and reliable basis for making such disclosures and provides clear explanations regarding their provisional nature. For example, an entity might quantify the effects on profit and loss subtotals. If the quantitative impact is not reasonably estimable, a statement to that effect should be included. An entity may disclose known and reasonably quantifiable impacts, but it is not expected to early provide IFRS 18 disclosures, such as an Management Performance Measure reconciliation, before the application date.

c. Consider alignment with other public communications.

If management has publicly detailed anticipated impacts, such as in an investor presentation, the IAS 8 financial statement disclosures should be consistent with these communications.

d. Disclosures should be based on the information available through the date of issuance of the financial statements,

not only the end of the reporting period.

Management does not expect that this standard will have material impact on the consolidated financial statements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of material accounting policies

The material accounting policies followed in the preparation of these consolidated financial statements are summarized below:

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

Contract liabilities and merchant advances

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (i.e., a receivable) before the Group transfers a good or service, the Group presents the respective amount as a contract liability when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services).

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of material accounting policies (Continued)

Financial assets

The Group classified its financial assets in three categories; financial assets carried at amortized cost, financial assets carried at fair value through profit or loss, financial assets carried at fair value through other comprehensive income. Classification is performed in accordance with the business model determined based on the purpose of benefits from financial assets and expected cash flows. Management performs the classification of financial assets at the acquisition date. The Group did not hold any financial assets in the “fair value through other comprehensive income” category as at 31 December 2025.

a)	Financial assets carried at amortized cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, whose payments are fixed or predetermined, which are not actively traded and which are not derivative instruments are measured at amortized cost. They are included in current assets, except for maturities more than 12 months after the balance sheet date. Those with maturities more than 12 months are classified as non-current assets. The Group’s financial assets carried at amortized cost comprise “trade and loan receivables”, “due from related parties”, “contract assets”, “financial investments”, “restricted cash” and “cash and cash equivalents” in the consolidated balance sheet.

Impairment for trade receivables and contract assets

The Group applies the IFRS 9 simplified approach to measure expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The Group has further concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The expected loss rates are based on the payment profiles of sales over a period before reporting date and the corresponding credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. While cash and cash equivalents and financial investments carried at amortized cost are also subject to the impairment requirements of IFRS 9.

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

“Stage 1”, includes financial instruments that have not had a significant increase in credit risk since initial recognition or that have low credit risk at the reporting date. For these assets, 12-month expected credit losses (“ECL”) are recognized and interest revenue is calculated on the gross carrying amount of the asset (that is, without deduction for credit allowance). 12-month ECL are the expected credit losses that result from default events that are possible within 12 months after the reporting date.

“Stage 2”, includes financial instruments that have had a significant increase in credit risk since initial recognition but those do not have objective evidence of impairment. For these assets, lifetime expected credit losses are recognized and interest revenue is calculated on the gross carrying amount of the asset. Lifetime ECL are the expected credit losses that result from all possible default events over the expected life of the financial instrument.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of material accounting policies (Continued)

Financial assets (Continued)

“Stage 3”, includes financial assets that have objective evidence of impairment at the reporting date. For these assets, lifetime expected credit losses are recognized. Group appropriately classifies its financial instruments considering common risk factors (such as the type of the instrument, credit risk rating, guarantees, time to maturity and sector) to determine whether the credit risk on a financial instrument has increased significantly and to account appropriate amount of credit losses in the consolidated financial statements. The changes in the expected credit losses on these receivables are accounted for under “other operating income/expenses” account of the consolidated statement of income.

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

b)	Financial assets carried at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the consolidated balance sheet at fair value with net changes in fair value recognized in the consolidated statement of profit or loss. Financial assets at fair value through profit or loss consist of financial investments which are acquired to benefit from short-term price or other fluctuations in the market or which are a part of a portfolio aiming to earn profit in the short-run, irrespective of the reason of acquisition, and kept for trading purposes.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of material accounting policies (Continued)

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

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (discounted cash flows an asset is expected to generate based upon management’s expectations of future economic and operating conditions). For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased.

Subsequent increase in the asset’s recoverable amount due to the reversal of a previously recognized impairment loss cannot be higher than the previous carrying value (net of depreciation and amortization).

Property and equipment and related depreciation

Property and equipment are carried at cost less accumulated depreciation and are amortized on a straight-line basis. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to other operating expenses of the statement of comprehensive income/(loss) as incurred. The cost includes expenditure that is directly attributable to the acquisition of the items. The assets’ residual values and estimated useful economic lives are reviewed at the end of each reporting period and adjusted prospectively if appropriate. The depreciation periods for property and equipment, which approximate the useful lives of such assets, are as follows:

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of material accounting policies (Continued)

Intangible assets and related amortization

Intangible assets comprise acquired software and rights. Acquired computer software licenses and rights are capitalized on the basis of costs incurred to acquire and bring to use the specific software. Software and rights costs are amortized over their estimated useful lives of 3 to 15 years on a straight line basis.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of material accounting policies (Continued)

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

At the commencement date, the Group recognizes a right of use asset and a lease liability under the lease contract.

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

Lease liability

Lease liability is initially recognized at the present value of future lease payments that are not paid at the commencement date. The lease payments are discounted using the borrowing rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of material accounting policies (Continued)

Lease liability (Continued)

The Group recognizes the amount of the remeasurement of lease liability as an adjustment to the right of use asset. When the carrying amount of the right of use asset is reduced to zero and there is further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

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

Right of use assets

The right of use asset is initially recognized at cost comprised of:

-	The amount of the initial measurement of the lease liability,
-	Any lease payments made at or before the commencement date, less any lease incentives received,
-	Any initial direct costs incurred by the Group, and
-	An estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognized as part of the cost of right of use asset when the Group incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

Right of use assets are amortized on a straight-line basis over their estimated useful lives and carried at cost less accumulated amortization and impairment losses, and adjusted for any re-measurement of lease liabilities. Useful lives are determined over the shorter of its estimated useful life and the lease term. Useful lives of right of use assets are as follows:

Useful lives

Buildings	2 – 5 years
Furniture and fixtures	4 – 5 years
Software and rights	3 – 15 years
Vehicles	3 years

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of material accounting policies (Continued)

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of material accounting policies (Continued)

Provisions, contingent assets and liabilities (Continued)

Letters of guarantees given

Letters of guarantees given are not recognized in the financial statements. They are disclosed only unless the possibility of an outflow of resources embodying economic benefits is remote. Consequently, these guarantees are measured at their nominal value and disclosed in Note 12.

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

At contract inception, if the Group expects that the period between the transfer of the promised good or service and the payment is one year or less, the Group applies the practical expedient and does not make any adjustment for the effect of a significant financing component on the promised amount of consideration, except interest income from credit card sales with installments. On the other hand, when the contract effectively constitutes a financing component, the fair value of the consideration is determined by discounting all future receipts using an imputed rate of interest. The difference between the fair value and the nominal amount of the consideration is recognized as a reduction of revenue.

The Group launched a paid subscription service “Hepsiburada Premium”, which allows subscribers to benefit from free deliveries, specific campaigns, discounts, cashbacks and subscription to a paid-TV channel. The Group estimates the unused amount of these incentives (for example cashbacks) that will be redeemed and recognizes a contract liability, as necessary, with the corresponding reduction in revenue over the subscription period.

The Group launched Hepsipay Cüzdanım (Wallet), an embedded digital wallet product in June 2021 and introduced “Hepsipara”, a cashback points program that allows customers to earn and redeem points during purchases with the Wallet on the platform. The unused amount of cashback points provided to the customers are accounted as a contract liability and a revenue deduction when used.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of material accounting policies (Continued)

Revenue recognition (Continued)

ii.    Services revenues

Service revenue includes marketplace commissions, transaction fees, charges for delivery services and other service revenues (mainly includes advertising revenues, fulfilment revenues, subscription services revenue and other commissions).

Marketplace commission

The Group offers a marketplace platform that enables third-party sellers (“merchants”) to sell their products. Marketplace commission represents commission fees charged to merchants for selling their goods through this platform. In the Marketplace sales, the Group does not obtain control of the goods before delivery of the goods to the customer. Upon sale, the Group charges the merchants a fixed-rate commission fee based on the order amount. The Group recognizes revenue for the commission fee at completion of the order delivery. The Group records any commission revenue recognized net of any anticipated returns of commissions that might affect the consideration the Group will retain. The Group may, at times, provide discounts to customers. Any such discounts affect the amount of commission the Group will retain and are thus recognized as a reduction of revenue since they are a discount provided to a customer by the Group and therefore reduce the commission to be received.

Other contractual charges

The Group charges contractual fees to its merchants mainly for late deliveries and cancellations caused by merchants. Such fees are recognized as revenue at a point in time.

Delivery service revenues

The Group provides end-to-end delivery and logistics services through its subsidiary, Hepsijet. The performance obligation involves the pick-up, sorting, and last-mile delivery of goods purchased both via the Group’s own e-commerce platform and through other e-commerce companies. The Group’s delivery model is designed to ensure a seamless customer experience where the Group controls the logistics network, manages the technological infrastructure, and assumes the primary responsibility for the delivery.Delivery revenues from merchants represent the portion generated through the delivery arrangements the Group provides to Marketplace sellers The Group acts as a principal for delivery revenue as it is primarily responsible for fulfilling the performance obligations and has discretion in establishing the tariffs for all types of delivery service revenues.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of material accounting policies (Continued)

Revenue recognition (Continued)

Interest revenues

Revenue from financial services comprises interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method. The Group launched consumer finance offering through Hepsi Finansman in January 2024. Hepsi Finansman started as embedded payment solution providing customers the opportunity to complete their purchase in Hepsiburada checkout. Hepsi Finansman allows the Group to provide loans for longer maturities (up to 36 months). The Group charges interest to its customers for the loans and recognizes such interest as revenue over the loan term.

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

Borrowings

All bank borrowings including debt securities are initially recognized at cost, being the fair value of the consideration received net of issue cost associated with the borrowing. After initial recognition, bank borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issuance costs and any discount or premium on settlement (Note 5).

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 2 – BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7    Summary of material accounting policies (Continued)

Share-based payments

Share-based payment transactions are accounted for in accordance with IFRS 2. IFRS 2 encompasses all arrangements of an entity’s equity instruments, or cash payments based on the fair value of the entity’s equity instruments, unless the transaction is clearly for a purpose other than payment for goods and services supplied to the entity receiving them. In accordance with IFRS 2, the Group distinguishes between equity settled and cash settled plans. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. The cost of equity settled plans granted on grant date is allocated on a pro rata basis over the expected vesting period against equity. For equity settled share-based payments, the value of the awards is fixed at the grant date. A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized in profit or loss for the year. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. When the terms of share-based payment arrangements are modified such that they transition from equity-settled to cash-settled, the Group derecognizes the previously recognized equity-settled share-based payment reserve and recognizes a liability measured at the fair value as of the modification date. Any difference arising from the reclassification of amounts previously recognized in equity is treated as an equity reclassification and recorded within accumulated deficit. Subsequently, the cash-settled share-based payments are fair value measured at each reporting date until settlement. A description of the existing share-based payment plan is disclosed in Note 13.

Capital increases and dividends

Ordinary shares are classified as equity. Pro-rata increases to existing shareholders are accounted for at par value as approved. Dividends on ordinary shares are recognized in equity in the period in which they are approved by the General Assembly Meeting.

Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

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

Segment reporting of financial information

Operating segments are identified on the same basis as financial information is reported internally to the Group’s chief operating decision maker (“CODM’’), who are the Group CEO and the Board of Directors excluding independent members. Operating segments are determined by reference to the reports reviewed by CODM to make strategic decisions. CODM evaluates the operational results as a whole as one cash generating unit. No segmental information is presented in these consolidated financial statements, since no segmental financial information is reviewed by the CODM.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 3 – CASH AND CASH EQUIVALENTS

The analysis of cash and cash equivalents at 31 December 2025 and 2024 are as follows:

	2025	2024

Banks
- TRY denominated time deposits	10,407,285	2,053,807
- USD denominated time deposits	777,199	548,320
- TRY denominated demand deposits	91,185	110,514
- USD denominated demand deposits	17,104	21,380
- Other foreign currency deposits	14,841	15,441
Money market funds	18	6,086,003

	11,307,632	8,835,465

The weighted average interest rates of time deposits denominated in TRY and USD at 31 December 2025 are 38.27% per annum and 0.76% per annum, respectively (2024: 48.36% per annum for TRY, 0.42% per annum for USD). As of 31 December 2025, average maturity of time deposits is 10 days (31 December 2024: 11 days).

As of 31 December 2025 and 2024, cash and cash equivalents do not include any restricted balances, as restricted cash is presented separately in the balance sheets.

At 31 December 2025, cash and cash equivalents included interest accrual amounting to TRY10,227 thousand (2024: TRY1,818 thousand); consequently, cash and cash equivalents as reported in the consolidated statement of cash flows amounted to TRY11,297,405 thousand (2024: TRY8,833,647 thousand).

Money market funds consist of mutual funds which include reverse repurchase agreements, government and private sector debt instruments which are readily convertible to cash.

NOTE 4 – FINANCIAL INVESTMENTS

	2025	2024

Financial assets measured at fair value through profit or loss	1,833,621	2,889,205
- Funds (*)	1,833,621	2,889,205
Financial assets carried at amortized cost	182,469	232,240
- Eurobonds (**)	182,469	232,240

	2,016,090	3,121,445

(*)Financial assets measured at fair value through profit or loss consists of mainly foreign currency based mutual funds which include government and private sector debt instruments and some venture capital investment funds (2024: Financial assets measured at fair value through profit or loss consists of mutual funds which include government and private sector debt instruments).

(**)Financial assets carried at amortized cost consists of eurobonds and the weighted average interest rate of debt instruments denominated in USD at 31 December 2025 are 6.80%. (2024: denominated in USD, 5.13%). There is a restriction on the financial asset until 6 February 2026 since they are used as collateral to a letter of credit issued by a financial institution on behalf of the Group.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 4 - FINANCIAL INVESTMENTS (Continued)

The movements of financial assets measured at fair value through profit or loss are as follows:

	2025	2024
Beginning of the period - 1 January	2,889,205	3,008,678
Purchase of financial investments	2,206,510	8,216,004
Change in fair value recognized in the statement of comprehensive income/(loss) (Note 18,19)	64,703	167,046
Foreign exchange gains	359,923	575,051
Sales of financial investments	(3,157,108)	(7,808,937)
Monetary loss	(529,612)	(1,268,637)
31 December	1,833,621	2,889,205

The movements of financial assets carried at amortized cost are as follows:

	2025	2024
Beginning of the period - 1 January	232,240	246,974
Purchase of financial investments	209,340	263,365
Foreign exchange gains	32,319	34,156
Change in interest accrual	13,097	2,194
Maturity of financial investments	(238,221)	(237,586)
Monetary loss	(66,306)	(76,863)
31 December	182,469	232,240

NOTE 5 – BANK BORROWINGS

	2025	2024

Short-term bank borrowings	596,550	1,049,058
Debt securities	—	576,666
Other financial liabilities	—	576,783

	596,550	2,202,507

As of 31 December 2025, supplier and merchant financing loans make up TRY488,079 thousand of the short-term bank borrowings (2024: supplier and merchant financing loans make up TRY497,113 thousand of the short-term bank borrowings). For the year ended 31 December 2025, cash inflows of supplier and merchant financing loans are TRY5,887,846 thousand and cash outflows of supplier and merchant financing loans are TRY6,001,857 thousand (2024: cash inflows of supplier and merchant financing loans are TRY4,193,875 thousand and cash outflows of supplier and merchant financing loans are TRY3,802,857 thousand).

All bank borrowings are denominated in Turkish Lira. As of 31 December 2025, the annual effective interest rate for bank borrowings is 51.8% and the average annual effective interest rate for supplier and merchant financing loans is 51.6% (2024: is between 66.7% for bank borrowings and 58.4% for supplier and merchant financing loans).

The Group’s bank borrowings comprise fixed interest rate loans.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 5 - BANK BORROWINGS (Continued)

The repayment schedule of the bank borrowings is as follows:

	2025	2024

To be paid within 1 year	596,550	1,049,058

	596,550	1,049,058

The movement schedule of the Group’s bank borrowings is disclosed in Note 24.

Other financial liabilities

The Group entered into asset-backed secured borrowing arrangements under the factoring agreements related to BNPL receivables during 2025 and 2024. These borrowings had contractual maturities of up to 4 months (2024: 4 months) and carried effective interest rate averaging 43% (2024: 62%). All borrowings were fully repaid prior to year-end and, accordingly, no outstanding balance existed at 31 December 2025.

The movements of asset backed secured borrowings for the years ended 31 December 2025 and 2024 are as follows:

	2025	2024

Beginning of the period - 1 January	576,783	—
Addition	554,763	1,427,293
Change in Interest accrual	79,645	70,196
Payments	(1,123,326)	(835,444)
Monetary gain	(87,865)	(85,262)
31 December	—	576,783

Debt securities

The Group obtained approval from Capital Markets Board of Türkiye (“CMB”) for the issuance of bonds or bills by Hepsi Finansman with a total aggregate principal amount of up to TRY1,050,000 thousand on 1 August 2024. On 10 October 2024, the Group issued a bond with an amount of TRY375,603 thousand (with a nominal amount of TRY250,000 thousand) with a maturity date of 9 January 2025 and 10 April 2025 with 51.50% annual interest rate. On 6 November 2024, the Group issued a bond with an amount of TRY225,362 thousand (with a nominal amount of TRY150,000 thousand) with a maturity date of 5 February 2025 and 15 May 2025 with an annual basic interest rate of 51.50%.

On 4 March 2025, the Group issued a bond with an amount of TRY118,925 thousand (with a nominal amount of TRY100,000 thousand) with a maturity date of 3 September 2025 with 43.00% annual interest rate. On 30 April 2025, the Group issued a bond with an amount of TRY77,304 thousand (with a nominal amount of TRY66,950 thousand) with a maturity date of 27 October 2025 with an annual basic interest rate of 52.00%. On 17 July 2025, the Group obtained approval from the CMB for the continuance of limit for the issuance of bonds or bills by Hepsi Finansman with a total aggregate principal amount of up to TRY1,050,000 thousand until 17 July 2026.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 5 - BANK BORROWINGS (Continued)

Debt securities (Continued)

The movements of debt securities for the years ended 31 December 2025 and 2024 are as follows:

	2025	2024

Beginning of the period - 1 January	576,666	—
Issued securities	196,229	600,965
Change in interest accrual	105,364	60,945
Payments	(732,598)	—
Monetary gain	(145,661)	(85,244)
31 December	—	576,666

NOTE 6 – TRADE AND LOAN RECEIVABLES, TRADE PAYABLES and PAYABLES TO MERCHANTS

The receivables of the Group mostly consist of receivables from individual customers, retail suppliers and corporate customers.

	2025	2024

Trade receivables	1,768,862	1,168,243
Credit card receivables (*)	3,424,248	1,635,576
Buy now pay later (“BNPL”) receivables (**)	1,003,002	2,656,284
Receivables from suppliers (***)	466,390	453,953
Short term loan receivables	500,517	1,182,493
Long term loan receivables	26,751	114,655
Less: Provision for impairment of loan receivables	(201,874)	(195,731)
Less: Provision for impairment of trade receivables(****)	(721,875)	(296,469)

	6,266,021	6,719,004

The movements in provision for impairment of trade receivables for the years ended 31 December 2025 and 2024 are as follows:

	2025	2024

1 January	296,469	117,376
Additions during the year	552,651	338,403
Collections	(7,389)	(14,436)
Unused amount reversed	—	(79,715)
Monetary gain	(119,856)	(65,159)

31 December	721,875	296,469

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 6 – TRADE AND LOAN RECEIVABLES, TRADE PAYABLES and PAYABLES TO MERCHANTS (Continued)

The movements in provision for impairment of loan receivables for the years ended 31 December 2025 and 2024 are as follows:

	2025	2024

1 January	195,731	—
Additions during the year	301,312	209,609
Collections	—	(813)
Unused amount reversed	(219,613)	—
Monetary gain	(75,556)	(13,065)

31 December	201,874	195,731

(*)Credit card receivables are due from banks and they are collectable in 54 days on average (2024: in 38 days on average) whereas they are collected in 19 days on average (2024: are collected in 19 days) if the Company elects to pay a fee to the banks.

(**)The Group’s average maturity of its outstanding BNPL receivables is 64 days (2024: 85 days).

(***)The Group issues rebate invoices to its suppliers and if the Group’s rebate receivables from a supplier exceeds the payables owed to that specific supplier at the reporting date, the net receivable from that specific supplier is classified in trade and other receivables.

(****)Provision for impairment of trade receivables is arisen from trade receivables and BNPL. The portion of BNPL receivables in provision for impairment of trade receivables is TRY541,004 as of 31 December 2025 (2024: TRY 217,750).

As of 31 December 2025, the Group’s exposure to credit risk arising from trade receivables and loan receivables are disclosed in Note 22.

Trade payables and payables to merchants

	2025	2024

Payables to retail suppliers and service providers (*)	15,106,017	11,342,600
Payables to merchants (**)	10,773,476	8,256,892

	25,879,493	19,599,492

(*)As of 31 December 2025, payables arising from supplier and merchant financing arrangements, included in payables to retail suppliers and service providers, amounts to TRY161,327 thousand (2024: TRY374,356 thousand).

(**)Payables to merchants relate to amounts received by the Group for the products delivered by merchants to the customers, net of commissions, service charges and delivery costs.

The Group’s average maturity of its outstanding payables is 71 days for retail suppliers and 20 days for merchandise suppliers (2024: 57 days for retail suppliers and 21 days for merchandise suppliers).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 7 – INVENTORIES

The analysis of inventories at 31 December 2025 and 2024 is as follows:

	2025	2024

Trade goods	8,993,673	8,004,631
Less: Provision for impairment	(264,405)	(149,181)

	8,729,268	7,855,450

Inventories include TRY71,942 thousand of subsequently returned goods based on the Group’s return policy as of 31 December 2025 (2024: TRY101,149 thousand).

The movements in provision for impairment of trade goods were as follows:

	2025	2024

1 January	149,181	172,232
Net charge for the period	115,224	(23,051)

31 December	264,405	149,181

NOTE 8 – CONTRACT ASSETS, CONTRACT LIABILITIES AND MERCHANT ADVANCES

	2025	2024

Contract assets	—	58,550

Contract assets represent earned but not invoiced delivery services revenue. All contract assets are short-term and their maturities are less than 1 month (2024: less than 1 month).

	2025	2024

Contract liabilities and merchant advances	2,785,921	2,496,045

These amounts relate to undelivered orders and include contract liabilities, which will be recognized as revenues, as well as advances received from customers for marketplace transactions amounting to TRY1,475,784 thousand (2024: TRY1,753,532 thousand), where the Group acts as an agent, which are credited as a payable to the merchant (Note 6) when delivery is complete. Average delivery date varies between 1–4 days.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 9 – PROPERTY AND EQUIPMENT

The movements in property and equipment and related accumulated depreciation during the years ended 31 December 2025 and 2024 were as follows:

	1 January			31 December
	2025	Additions	Disposals	2025

Cost:
Vehicles	140,716	787	(5,185)	136,318
Furniture and fixtures (*)	2,209,961	355,469	(43,794)	2,521,636
Leasehold improvements	494,567	70,594	—	565,161

Total	2,845,244	426,850	(48,979)	3,223,115

Accumulated depreciation:
Vehicles	(79,589)	(26,018)	3,098	(102,509)
Furniture and fixtures	(1,297,873)	(331,972)	38,526	(1,591,319)
Leasehold improvements	(379,526)	(62,284)	—	(441,810)

Total	(1,756,988)	(420,274)	41,624	(2,135,638)

Net book value	1,088,256			1,087,477

(*)Addition of furniture and fixtures mainly comprise of purchased computers, servers and machine equipment investments in the Group’s operation center.

	1 January			31 December
	2024	Additions	Disposals	2024

Cost:
Vehicles	136,892	3,824	—	140,716
Furniture and fixtures (*)	1,782,969	490,499	(63,507)	2,209,961
Leasehold improvements	433,926	60,641	—	494,567

Total	2,353,787	554,964	(63,507)	2,845,244

Accumulated depreciation:
Vehicles	(52,492)	(27,097)	—	(79,589)
Furniture and fixtures	(1,032,747)	(309,277)	44,151	(1,297,873)
Leasehold improvements	(318,462)	(61,064)	—	(379,526)

Total	(1,403,701)	(397,438)	44,151	(1,756,988)

Net book value	950,086			1,088,256

(*)Addition of furniture and fixtures mainly comprise of purchased computers, servers and machine equipment investments in the Group’s operation center.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

There is no collateral, pledge or mortgage on tangible assets as of 31 December 2025 (2024: None).

NOTE 10 – INTANGIBLE ASSETS

	1 January				31 December
	2025	Additions(*)	Transfer	Impairment(**)	2025

Cost:
Acquired software and rights	1,846,827	201,143	2,026	—	2,049,996
Website development costs (***)	7,689,742	1,786,047	—	(386,907)	9,088,882
Goodwill	538	—	—	—	538
Other (****)	16,276	3,697	(2,026)	—	17,947

Total	9,553,383	1,990,887	—	(386,907)	11,157,363

Accumulated amortization:
Acquired software and rights	(1,300,272)	(226,346)	—	—	(1,526,618)
Website development costs	(4,249,052)	(1,626,466)	—	117,450	(5,758,068)

Total	(5,549,324)	(1,852,812)	—	117,450	(7,284,686)

Net book value	4,004,059				3,872,677

(*)Personnel bonus provision related to direct employee costs amounting to TRY149,239 thousand is capitalized as part of the website development costs for the year ended 31 December 2025 (2024: TRY146,352 thousand).

(**)During the year ended 31 December 2025, the Group recognised an impairment loss of TRY269,457 thousand related to certain website development costs.

(***)Website development costs include projects under development amounting to TRY852,601 thousand (2024: TRY429,764 thousand) which are not amortized as of 31 December 2025.

(****)Other mainly includes projects in progress which are transferred to acquired software and rights upon completion.

	1 January			31 December
	2024	Additions(*)	Transfer	2024

Cost:
Acquired software and rights	1,578,717	264,912	3,198	1,846,827
Website development costs (***)	5,871,504	1,818,238	—	7,689,742
Goodwill	538	—	—	538
Other (****)	11,651	7,823	(3,198)	16,276

Total	7,462,410	2,090,973	—	9,553,383

Accumulated amortization:
Acquired software and rights	(1,134,181)	(166,091)	—	(1,300,272)
Website development costs	(2,825,310)	(1,423,742)	—	(4,249,052)

Total	(3,959,491)	(1,589,833)	—	(5,549,324)

Net book value	3,502,919			4,004,059

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

There is no collateral, pledge or mortgage on intangible assets as of 31 December 2025 (2024: None).

NOTE 11 – LEASES

Right of use assets

	1 January		31 December
	2025	Additions	2025

Cost:
Buildings	3,585,314	868,345	4,453,659
Furniture and fixtures	1,077,529	351,489	1,429,018
Software and rights	324,881	52,688	377,569
Vehicles	937,694	128,549	1,066,243

Total	5,925,418	1,401,071	7,326,489

Accumulated amortization:
Buildings	(2,429,989)	(634,923)	(3,064,912)
Furniture and fixtures	(877,642)	(97,936)	(975,578)
Software and rights	(285,285)	(10,556)	(295,841)
Vehicles	(631,209)	(154,933)	(786,142)

Total	(4,224,125)	(898,348)	(5,122,473)

Net book value	1,701,293		2,204,016

	1 January			31 December
	2024	Additions	Disposals	2024

Cost:
Buildings	2,562,075	1,023,239	—	3,585,314
Furniture and fixtures	1,083,058	—	(5,529)	1,077,529
Software and rights	324,881	—	—	324,881
Vehicles	633,503	304,191	—	937,694

Total	4,603,517	1,327,430	(5,529)	5,925,418

Accumulated amortization:
Buildings	(1,997,803)	(432,186)	—	(2,429,989)
Furniture and fixtures	(733,343)	(148,548)	4,249	(877,642)
Software and rights	(276,018)	(9,267)	—	(285,285)
Vehicles	(527,623)	(103,586)	—	(631,209)

Total	(3,534,787)	(693,587)	4,249	(4,224,125)

Net book value	1,068,730			1,701,293

Lease liabilities are discounted using the Group’s incremental borrowing rates in the lease (where applicable). As of 31 December 2025, the weighted average annual incremental borrowing rates of the Group for TRY is 40% (2024: TRY; 43%).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 11 – LEASES (Continued)

Right of use assets (Continued)

The Group has adopted the practical expedient included in IFRS 16 for short-term lease agreements with a lease term of 12 months or less and lease agreements determined by the Group as having a low value. The Group accounts for the lease payments in other operating expenses in the period in which they are incurred. Such expenses are not material to the Group’s consolidated financial statements.

Lease liabilities

	2025	2024

Short-term lease liabilities	1,050,937	535,459
Long-term lease liabilities	778,337	764,000

	1,829,274	1,299,459

Maturity analysis of lease liabilities is disclosed in Note 22 and the movement of lease liabilities is disclosed in Note 24.

NOTE 12 – PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES

Short term provisions

	2025	2024
License fee (*)	260,494	235,637
Provision for Competition Authority penalty (**)	—	4,746
Provision for legal disputes (***)	61,673	43,728

	322,167	284,111

(*)The E-Commerce Law and the E-Commerce Regulation provide an obligation for electronic commerce intermediary service providers operating in Türkiye to obtain and annually renew an e-commerce license. Therefore, the Group has calculated and recognized a provision amounting to TRY289,025 thousand for the 2025 license fee in its consolidated financial statements. (2024: TRY235,637 thousand).

(**)In April 2021, the Turkish Competition Authority (the “TCA”) initiated an investigation against 37 companies in total regarding anti-competitive agreements in the labor markets (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding us) to determine whether those entities had violated the Law on the Protection of Competition (the “Competition Law”), which prohibits such anti-competitive agreements. The allegations that led to the investigation solely related to direct or indirect agreements regarding non-solicitation of employees that potentially restricted competition in the labor markets in Türkiye. In June 2021, without notice, TCA officials conducted an on-site inspection at our headquarters and reviewed the digital correspondence of a limited number of senior managers and human resources employees. In August 2021, we received a notification from the TCA stating that the Competition Board, the decision-making body of the TCA, had decided to initiate an investigation against 11 additional companies including Hepsiburada the subject of which was the same as the existing April 2021 investigation, and to merge these two investigations. In April 2022, we received notice that the rapporteurs completed an investigation report stating their opinion that we violated the Competition Law that prohibits anti-competitive agreements in the labor markets and an administrative fine should be imposed. Following an oral hearing meeting on 18 July 2023, the Competition Board concluded its investigation and rendered its decision on 26 July 2023 and numbered 23-34/649-218, stating that the Company had violated Article 4 of the Competition Law prohibiting anti-competitive agreements. The Competition Board imposed an administrative fine in the amount of TRY3,985 thousand (with a 25% discount on early payment) on Hepsiburada. The reasoned decision of the Competition Board was served on Hepsiburada on 27 June

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

2025 and was subsequently published on the official website of the TCA on 10 July 2025. The administrative fine imposed by the Competition Board has been paid by applying the 25% early payment discount and the process has been completed.

NOTE 12 – PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Short term provisions (Continued)

(***)Legal disputes mainly comprise labour lawsuits claimed against the Group in the amount of TRY54,106 (2024: TRY26,419).

The movements in provisions for the years ended 31 December 2025 and 2024 are as follows:

		Current	Paid
	1 January	year	during	Monetary	31 December
	2025	charge/(reverse)	the year	gain	2025

License fee	235,637	289,025	(214,093)	(50,075)	260,494
Competition Authority penalty	4,746	—	(3,985)	(761)	—
Legal disputes	43,728	37,074	(5,396)	(13,733)	61,673

	284,111	326,099	(223,474)	(64,569)	322,167

		Current	Paid
	1 January	year	during	Monetary	31 December
	2024	charge/(reverse)	the year	gain	2024

License fee	—	235,637	—	—	235,637
Provision for Turkish Capital Markets Board fee	100,114	—	(78,637)	(21,477)	—
Competition Authority penalty	6,852	—	—	(2,106)	4,746
Legal disputes	47,484	23,837	(12,143)	(15,450)	43,728

	154,450	259,474	(90,780)	(39,033)	284,111

Contingent liabilities

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

Letters of guarantee given

The letters of guarantees provided to public institutions and suppliers within the framework of banks being a guarantor are amounting to TRY9,178,544 thousand at 31 December 2025 (2024: TRY7,001,726 thousand).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 13 – PROVISION FOR EMPLOYEE BENEFITS

Short term provision for employee benefits

	2025	2024

Provision for personnel bonus	561,613	531,151
Provision for unused vacation	289,063	152,269
Cash-settled share-based payment liabilities	165,962	—

	1,016,638	683,420

The movements in short term provisions for employee benefits for the years ended 31 December 2025 and 2024 are as follows:

		Current	Paid
	1 January	year	during	Monetary	31 December
	2025	Charge	the year	gain	2025

Personnel bonus (*)	531,151	617,491	(505,700)	(81,329)	561,613
Unused vacation	152,269	213,113	(22,500)	(53,819)	289,063
Cash-settled share-based payment liabilities	—	215,093	—	(49,131)	165,962

	683,420	1,045,697	(528,200)	(184,279)	1,016,638

		Current	Paid
	1 January	year	during	Monetary	31 December
	2024	charge	the year	gain	2024

Personnel bonus (*)	380,894	600,824	(356,966)	(93,601)	531,151
Unused vacation	166,034	54,598	(11,599)	(56,764)	152,269

	546,928	655,422	(368,565)	(150,365)	683,420

(*)Personnel bonus provision related to direct employee costs amounting to TRY149,239 thousand is capitalized as part of the website development costs for the year ended 31 December 2025 (2024: TRY146,352 thousand).

Long term provision for employee benefits

	2025	2024

Provision for post-employment benefits	188,703	201,287
Cash-settled share-based payment liabilities	74,240	—

	262,943	201,287

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 13 – PROVISION FOR EMPLOYEE BENEFITS (Continued)

Long term provision for employee benefits (Continued)

The movements in provisions for long term cash-settled share-based payment liabilities for the year ended 31 December 2025 is as follows:

	1 January	Current year	Paid during	Monetary	31 December
	2025	charge	the year	gain	2025

Cash-settled share-based payment liabilities	—	96,218	—	(21,978)	74,240

	—	96,218	—	(21,978)	74,240

Post-employment benefits

Under the Turkish Labour Law, the Company is required to pay post-employment benefits to each employee who has completed one year of service and whose employment is terminated without due cause, or who is called up for military service, dies or retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). The maximum amount payable is equivalent to one month’s salary for each year of service limited to a maximum of TRY53,919.68 for each year of service at 31 December 2025 (2024: TRY41,828.42 (historical amount).

Post-employment benefit liability is not funded and there is no legal funding requirement.

IAS 19 “Employee Benefits” requires actuarial valuation methods to be developed to estimate the Group’s obligation under the defined benefit plans. Actuarial gain/(loss) is accounted under the “Actuarial gain/(loss) on the equity”. The following actuarial assumptions are used in the calculation of the total liability:

	2025	2024

Discount rate (%)	4.00	3.00
Probability of retirement (%)	69.80	74.65

The principal assumption is that the maximum liability for each year of service will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the anticipated effects of future inflation. The retirement pay provision ceiling TRY64,948.77 (historical amount) which is effective from 1 January 2026, is taken into consideration in the calculation of provision for employment termination benefits (31 December 2024: TRY46,655.43 (historical amount) effective from 1 January 2025).

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 13 – PROVISION FOR EMPLOYEE BENEFITS (Continued)

Long term provision for employee benefits (Continued)

Post-employment benefit liability is not funded and there is no legal funding requirement (Continued)

The movements in the provision for the post-employment benefit for the years ended 31 December 2025 and 2024 are as follows:

	2025	2024

At 1 January	201,287	197,075
Charge for the year	61,086	63,157
Interest cost	41,483	28,147
Actuarial losses	4,965	28,890
Payments during the year	(64,073)	(46,289)
Monetary gain	(56,045)	(69,693)

At 31 December	188,703	201,287

Share-based payments

On 25 March 2021, the Group approved a new share-based payment plan to some of its key management personnel which modified the previously created share-based payment plans. Additionally, on 31 July 2021, the Group decided to grant ordinary shares to some of its other executives, a share-based payment award in the form of the Company’s ordinary shares with similar terms offered to its executives. The share-based payment awards consist of a cash settlement clause (20% of the total shares awarded) in the event that an initial public offering (“IPO”) takes place until 2021 year-end and at least 20% of the Company’s shares are sold in the IPO (non-market performance condition). Both the cash and equity settlement (which depend on the valuation of the shares during the IPO) take place only in case the valuation of the Company’s shares in the IPO achieves a certain threshold (market performance condition). The share-based payment awards have an equity settlement clause where the executives will be entitled to receive Company’s shares based on the value of the shares in the IPO (20% of the share-based payment award for each year starting from 18 months after the IPO for the next 3 years). Shares will be delivered to executives in the condition that they continue working for the Company in the respective payment dates (service condition). The remaining 20% of the share-based payment awards will be delivered on the above same dates to executives in terms of Company’s shares based on Company’s meeting at least 90% of its targets established in the business plans as of respective years (non-market performance condition) and depending on the individual’s performance in the relevant period as evaluated by the Board of Directors.

On 24 April 2023, the Board of Directors adopted revisions to Group’s share-based payment plan dated 24 March 2021 for key executives, directors, managers, officers, employees and consultants who contribute to the Group’s performance. The revisions made to the share-based payment plan consisted of allocating the unused portion of the share amount of the first period into two newly created periods, namely, the fourth period and the fifth period, without changing the eligibility criteria of the share-based payment plan and without affecting the vested rights of the individuals that have been covered under the first, second and third period based on their individual agreement signed prior to the date of the revision.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 13 - PROVISION FOR EMPLOYEE BENEFITS (Continued)

Long term provision for employee benefits (Continued)

Share-based payments (Continued)

The equity settled payments are triggered upon meeting certain “vesting” and “performance target” conditions which are evaluated separately. In the share-based payment plan approved on 25 March 2021, service-based awards vest in three tranches until 31 January 2025. In the share-based payment plan approved on 24 April 2023, service-based awards vest in three tranches until 31 January 2027. The cost of equity settled share-based payment plans granted on grant date is allocated over the expected vesting period against equity on a pro rata basis. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. Fair value calculation prior to the realization of IPO was performed using a combination of income approach and market approach. For equity-settled share-based payment awards granted after the realization of IPO, fair value of shares traded in NASDAQ at grant date was used.

The following table summaries the movement in the Group’s equity-settled share-based payment awards:

	Number of	Weighted average
	ordinary shares	grant date fair value
Outstanding as of 31 December 2024	2,486,954	579.24

Units granted	—	—
Units vested	(982,837)	77.61
Units forfeited (vested)	(95,697)	21.95
Units modified to cash-settled	(1,408,420)	1,077

Outstanding as of 31 December 2025	—	—

	Number of	Weighted average
	ordinary shares	grant date fair value
Outstanding as of 31 December 2023	2,835,380	425.06

Units granted	2,367,881	128.72
Units vested	(2,632,362)	89.41
Units forfeited (vested)	(83,945)	57.81

Outstanding as of 31 December 2024	2,486,954	579.24

On 4 July 2025, the Group modified certain equity-settled share-based payment awards into cash-settled awards following a management decision. The modification did not change the number of granted units but changed the classification of the awards from equity-settled to cash-settled in accordance with IFRS 2.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 13 - PROVISION FOR EMPLOYEE BENEFITS (Continued)

Long term provision for employee benefits (Continued)

Share-based payments (Continued)

Upon modification, the previously recognized equity-settled share-based payment reserve relating to the unvested portion of the awards amounting to TRY1,516,835 thousand was derecognized and replaced with cash-settled share-based payment liabilities measured at fair value at the modification date. The difference between the carrying amount of the equity-settled share-based payment reserve and the fair value of the cash-settled share-based payment liabilities was recognized amounting to TRY636,948 thousand within accumulated deficit as an equity reclassification adjustment, as it relates to amounts previously recognized amounting to TRY879,887 thousand in equity. Cash-settled share-based payment awards are measured at the fair value of the liability incurred. The cash-settled share-based payment liability is subsequently measured at each reporting date and at settlement date using appropriate valuation techniques that consider the terms and conditions of the awards and the underlying share price. Changes in fair value after the modification date are recognized in profit or loss over the remaining vesting period.

During the year, a portion of the cash-settled awards was settled in cash. The remaining balance represents the liability for awards that have vested or partially vested but remain unpaid as of the reporting date.

The movement in the liability recognized for cash-settled share-based payment awards is as follows:

	2025	2024
At 1 January	—	—
Liability recognized upon modification of equity-settled awards	879,887	—
Cash payments	(708,548)	—
Service cost recognized during the year	139,976	—
Monetary gain	(71,113)	—

At 31 December	240,202	—

During the year, cash payments amounting to TRY708,548 thousand were made to employees. In addition, a further expense of TRY139,976 thousand was recognized in relation to services received from employees under the cash-settled arrangement.

As of 31 December 2025, the remaining liability related to cash-settled share-based payment award amounted to TRY240,202 thousand.

Scheduled vesting of outstanding share-based payment awards (restricted stock units) as of 31 December 2025 and 2024 is as follows:

	2025	2024
2025	—	1,792,403
2026	73,163	653,423
2027	546,085	41,128

Total	619,248	2,486,954

As of 31 December 2024, all outstanding restricted stock units were classified as equity-settled share-based payment awards. During 2025, 1,408,420 units were modified from equity-settled to cash-settled awards. During the year, the cash settled portion of 789,172 units vested. Accordingly, as of 31 December 2025, all restricted stock units represent cash-settled share-based payment awards. The modification did not affect the contractual vesting schedules of the awards.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 14 – OTHER ASSETS AND LIABILITIES

The analysis of other current and non-current assets and liabilities at 31 December 2025 and 2024 is as follows:

	2025	2024

Other current assets:
Prepaid expenses	482,810	416,959
Prepaid tax (*)	382,410	88,978
Value added tax (“VAT”) receivables	126,182	13,530
Advances given	33,896	24,931
Restricted cash held at central banks in respect of customers	18,750	24,542
Other	125,619	56,874

	1,169,667	625,814

(*)The increase in prepaid tax is mainly due to holding higher TRY cash in 2025 and the increase in withholding tax on deposit interest income from 15% to 17.5%, effective as of 9 July 2025

	2025	2024

Other non-current assets:
Prepaid expenses	39,801	15,013
Other	754	1,224

	40,555	16,237

	2025	2024

Other current liabilities:
Taxes and funds payable	831,775	1,167,273
Expense accruals	319,051	293,139
Deferred income (*)	111,835	458,645
Refund liability	107,454	172,678
Received upfront fee under ADS program (**)	102,350	102,350
Payable to personnel	4,473	8,868
Other liabilities	451	1,045

	1,477,389	2,203,998

	2025	2024

Other non-current liabilities:
Deferred income (*)	342,196	390,805
Received upfront fee under ADS program (**)	161,236	263,586

	503,432	654,391

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 15 – EQUITY

a)    Share capital

As of 31 December 2024, the Group’s authorised and paid-in share capital comprised 325,998,290 shares (2023:325,998,290 shares) with a nominal value of TRY 0.20 per share (2023: TRY 0.20). The historical value of paid-in capital was TRY65,200 thousand. Of the total shares, 40,000,000 were Class A shares (owned by Hanzade Vasfiye Doğan Boyner) and 285,998,290 were Class B shares (owned by Hanzade Vasfiye Doğan Boyner and other shareholders).

On 17 October 2024, the Group’s then-controlling shareholders (Hanzade Vasfiye Doğan Boyner, Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, and Işıl Doğan; collectively, the Selling Shareholders) entered into a share purchase agreement with Kaspi.kz for the sale of all Class A and Class B shares held by the Selling Shareholders, representing 65% of the Group’s total share capital (including treasury shares).

The Change of Control was completed on 29 January 2025, at which point Kaspi.kz became the controlling shareholder of the Group and the Selling Shareholders ceased to hold any shares. On the same date, all outstanding Class A shares were converted into Class B shares, resulting in a unified share structure with one vote per share, and these unified shares were subsequently renamed as ‘ordinary shares’.

Following the Change of Control, on 31 January 2025, the Extraordinary General Assembly Meeting of Shareholders approved amendments to the Articles of Association to reflect the termination ofthe dual class share structure in accordance with former Article 7/A of the Articles of Association. As a result, all privileges previously attributed to Class A shares have terminated, and any references to Class A or Class B shares in the Articles of Association have been removed. Effective as of 4 March 2025, the share capital of the Company is represented by 321,382,906 issued and outstanding ordinary shares. Each ordinary share grants one vote to its holder.

On 11 November 2025, Kaspi.kz signed an agreement with TurkCommerce B.V to purchase 10,000,000 ordinary shares, increasing its ownership to 69% including treasury shares (70% excluding treasury shares). The transaction was completed on 17 November 2025 and reported in Schedule 13D/A on 18 November 2025.

Between 3 December and 17 December 2025, Kaspi.kz purchased 12,264,387 ordinary shares represented by ADSs in privately negotiated transactions at US$2.95 per share, increasing its total ownership to 72% including treasury shares (73% excluding treasury shares). with the changes reported in Schedule 13D/A filings on 5 December and 29 December 2025.

On 17 November 2025, the Extraordinary General Assembly approved a share capital increase of TRY4,171,960 thousand of newly issued ordinary shares out of TRY7,169 thousand allocated to nominal capital and TRY4,164,791 thousand to share premium. The nominal share capital increased from TRY65,200 thousand (325,998,290 shares) to TRY72,368 thousand (361,840,584 shares), with the nominal value per share remaining TRY 0.20. Kaspi.kz exercised its pre-emptive rights and additionally subscribed for 6,001,288 ordinary shares not exercised by other shareholders, acquiring a total of 35,842,294 ordinary shares. The capital increase was registered with the Istanbul Trade Registry and published on 23 December 2025.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 15 – EQUITY (Continued)

a)    Share capital (Continued)

The Group is directly controlled by Kaspi.kz, which owns 75% of the total share capital of Group(including treasury shares) and 76% of the total voting power(which excludes treasury shares).

Share capital (restated values of shares) as of 31 December 2025 and 2024 is as follows:

	2025	Share (%)	2024	Share (%)

Joint Stock Company Kaspi.kz	712,084	75%	—	—
Public shares	139,047	15%	188,622	20%
TurkCommerce B.V.	86,299	9%	123,931	13%
Hanzade Vasfiye Doğan Boyner	—	—	201,958	21%
Vuslat Doğan Sabancı	—	—	140,314	15%
Yaşar Begümhan Doğan Faralyalı	—	—	140,314	15%
Arzuhan Doğan Yalçındağ	—	—	127,976	14%
Işıl Doğan	—	—	5,876	>1
Total outstanding share capital	937,430	99	928,991	98

Other (*)	12,112	<1	13,382	<1

Total Issued capital	949,542	100	942,373	100

(*)Represents the nominal value of treasury shares acquired.

b)    Share premium

Share premium as of 31 December 2025 and 2024 is as follows:

	2025	2024

Share premium	19,713,114	27,370,776

	19,713,114	27,370,776

In accordance with the Turkish Commercial Code and the principle set forth in repeated Article 298/A of the Tax Procedure Law stating that inflation differences related to equity items may be set off against prior years’ losses or added to share capital by corporate taxpayers, and that such transactions are not deemed as dividend distribution; the Board of Directors of the Company decided to set off the inflation difference arising from the share issuance premium (emission premium) of the Company, calculated as of 31 December 2023, against prior years’ losses in the amount of TRY11,822,453 thousand.

On 17 November 2025 the Company increased its share capital to a total of an aggregate amount of TRY4,171,960 thousand of which TRY7,169 thousand were allocated to the nominal value of the newly issued ordinary shares and the remaining TRY4,164,791 thousand were allocated to the share premium.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 15 – EQUITY (Continued)

c)    Treasury shares

According to a contribution agreement entered into between the Group and TurkCommerce B.V. on 28 September 2023, TurkCommerce B.V. agreed to contribute TRY230,216 thousand (USD$3,975 thousand) towards the settlement amount and the Group agreed to purchase 4,615,384 shares of the Company from TurkCommerce B.V. against payment of TRY320,970 thousand (USD$5,732 thousand) which was partially offset by the settlement contribution amount owed by TurkCommerce B.V. The share buyback was approved by the Board of Directors on 22 August 2023. The transaction regarding acquisition of these shares was completed on 18 October 2023.

The repurchased shares are recognized as treasury shares and presented as a deduction from equity. Following the termination of the Company’s dual-class share structure in March 2025, all share classes were redesignated as ordinary shares. Accordingly, the treasury shares are presented as ordinary shares as of 31 December 2025. The treasury shares continue to be held by the Company and have not been reissued, distributed, or cancelled during the year.

The shares were originally acquired in connection with the Company’s share-based payment arrangements; as of 31 December 2025, no treasury shares were utilized under share-based payment plans.

NOTE 16 – REVENUE

The analysis of revenue for the years ended 31 December 2025, 2024 and 2023 is as follows:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2025	2024	2023

Sales of goods	57,102,793	50,494,375	49,803,049
Delivery service revenues	12,355,750	10,295,632	6,845,662
Marketplace revenues (*)	9,874,466	9,491,687	8,478,435
Other revenues (**)	5,318,811	4,387,878	2,071,609

Revenues	84,651,820	74,669,572	67,198,755

(*)Marketplace revenues mainly consist of marketplace commission and other contractual charges to the merchants.

(**)Other revenues mainly include advertising revenues amounting to TRY2,130,834 thousand (2024: TRY1,761,384 thousand; 2023: TRY1,056,688 thousand), subscription service revenues amounting to TRY1,678,359 thousand (2024:TRY1,311,733 thousand; 2023: TRY376,519 thousand) and interest revenues and other commissions.

The Group recognizes revenue from the sales of goods and marketplace revenues at a point in time, which is at the completion of the order delivery. Delivery service revenues are recognized over time. Subscription service and advertising revenues included in other revenues are recognized at a point in time or over the period and other commissions included in other revenues are recognized at a point in time. All contracts are for periods of the expected original duration of one year or less.

The Group’s revenues are mostly generated in Türkiye, therefore no disaggregated geographical information is presented.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 17 – OTHER OPERATING INCOME AND EXPENSES

The analysis of other operating income and expenses for the years ended 31 December 2025, 2024 and 2023 is as follows:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2025	2024	2023
Other operating expenses:
Consultancy	(536,674)	(396,766)	(531,529)
Utilities	(387,631)	(326,129)	(262,649)
License fee (Note 12)	(289,025)	(235,637)	—
Impairment of Intangible assets (Note 10)	(269,457)	—	—
Insurance	(171,537)	(169,873)	(211,173)
Data center	(133,815)	(111,652)	(109,006)
Rent	(116,231)	(165,763)	(74,466)
Maintenance	(89,725)	(63,186)	(38,384)
Travel	(50,055)	(45,437)	(37,518)
Vehicle fuel	(48,220)	(50,933)	(47,740)
Irrecoverable value added tax	(43,790)	(40,035)	(36,950)
Internet line	(26,174)	(22,737)	(22,345)
Credit card chargebacks	(12,397)	(11,746)	(6,149)
Stationary	(9,386)	(8,556)	(6,577)
Withholding tax payments (*)	(632)	(2,004)	(140,817)
Provision for Turkish Capital Markets Board fee (Note 12)	—	—	(45,408)
Other legal provisions	—	—	(17,837)
Other	(533,221)	(439,217)	(456,903)
	(2,717,970)	(2,089,671)	(2,045,451)

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2025	2024	2023
Other operating income:
Bank promotion income	141,374	92,784	131,323
Depository income	102,350	155,860	113,857
Partnership income	76,885	77,096	38,548
Services charged	38,572	30,069	40,079
Income from scrap packaging materials sales	10,059	9,249	5,247
Reversal of provision for Competition Authority investigation (Note 12)	—	—	273,219
Contribution income (**)	—	—	230,216
Other	130,645	103,915	66,259

	499,885	468,973	898,748

(*)Withholding tax payments are in connection with the advertising services received from digital advertising platforms. The Group has previously received withholding tax amounts from the tax authority as a result of the positive outcome of objection lawsuits filed by the Group against the tax authority. Such amounts were recognised as other operating income in 2021 and 2022 upon recollection. The Council of State overruled the positive decision of the primary court in 2023 and 2024 and accordingly, the Group repaid such amounts in 2023 and 2024.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 17 – OTHER OPERATING INCOME AND EXPENSES (Continued)

(**)On 5 December 2022, the Company and TurkCommerce B.V. entered into a binding term sheet according to which TurkCommerce B.V. agreed to contribute TRY230,216 thousand (USD$3,975 thousand) provided that the two class actions involving the Company to be settled and certain other conditions to be met. On 28 September 2023, subsequent to meeting all conditions in the binding term sheet, the Company signed a contribution agreement with TurkCommerce B.V. for a collection of TRY230,216 thousand (USD$3,975 thousand) which has been collected by the Group by purchase of treasury shares (Note 15).

NOTE 18 – FINANCIAL INCOME

The analysis of financial income for the years ended 31 December 2025, 2024 and 2023 is as follows:

Financial income:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2025	2024	2023

Interest income on time deposits	2,697,906	2,263,220	952,565
Interest income on credit sales (*)	1,425,428	1,797,837	703,562
Foreign currency exchange gains	490,169	857,098	4,560,109
Fair value gains on financial assets measured at fair value (Note 4)	66,960	167,046	448,858
Interest income on financial investment (Note 4)	13,097	2,194	2,238
Other	234,554	171,827	21,847

	4,928,114	5,259,222	6,689,179

(*)Interest income on credit sales includes commission income from customers and BNPL interest income.

Foreign currency exchange gains are mainly driven by foreign currency denominated cash and cash equivalents and financial investments.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 19 – FINANCIAL EXPENSES AND FEES

The analysis of financial expenses for the years ended 31 December 2025, 2024 and 2023 is as follows:

Financial expenses and fees:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2025	2024	2023

Fee for collection of credit card receivables (*)	(7,342,911)	(5,829,237)	(3,451,261)
Interest expenses on purchases (**)	(2,972,607)	(3,075,043)	(2,040,053)
Interest expenses on lease liabilities	(617,598)	(278,383)	(145,554)
Interest expenses on bank borrowings	(616,132)	(398,046)	(417,978)
Foreign currency exchange losses (***)	(404,149)	(419,726)	(1,500,647)
Fair value losses on financial assets measured at fair value (Note 4)	(2,257)	—	—
Other	(40,879)	(26,328)	(22,739)

	(11,996,533)	(10,026,763)	(7,578,232)

(*)Fee for collection of credit card receivables represents the fees paid to the banks for processing customers’ credit card transactions.The fees vary based on the settlement timing and the number of installments used by the customers.

(**)Interest expenses on purchases consist of interest embedded in inventories purchased on deferred settlement terms, which is recognized as an interest expense over the period of financing.

(***)Foreign currency exchange losses are mainly driven by foreign currency denominated trade payables and payables to merchants.

NOTE 20 –INCOME TAXES

The tax on the Group’s income/loss before income taxes differs from the theoretical amount that would arise using the weighted average tax rate applicable to income/loss before income tax for the years ended 31 December 2025, 2024 and 2023 as follows:

	1 January –	1 January –	1 January –
	31 December	31 December	31 December
	2025	2024	2023

(Loss)/income/ before income taxes	(5,742,321)	(2,100,697)	142,744

Tax calculated at enacted tax rate of 25% (2024: 25%, 2023: 25%)	1,435,580	525,174	(35,686)
Utilized tax losses and incentives	104,341	388,960	689,314
Effect of unrecognized deferred taxes and inflation adjustments	(1,458,371)	(913,979)	(698,743)
Other	(38,405)	(155)	45,115

Income tax credit/(expense)	43,145	—	—

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 20 – CURRENT INCOME TAX (Continued)

Current income tax

Current income tax for the reporting period exclusively pertains to Hepsijet, (2025: TRY6,012, 2024: None) with no other Group entities incurring taxable income for the year ended 31 December 2025. The Group has no current income tax expense for the years ended 31 December 2024 and 2023.

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

Corporations are required to pay advance corporation tax quarterly at the rate of 25% on their corporate income (2024: 25%; 2023: 25%). Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set off against other liabilities to the government.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 20 –INCOME TAXES (Continued)

Current income tax (Continued)

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

Deferred income taxes

The Group recognizes deferred income tax assets and liabilities based upon temporary differences arising between their financial statements as reported under IFRS Accounting Standards as issued by the IASB and their tax records. These differences usually result in the recognition of income and expenses in different reporting periods for IFRS Accounting Standards as issued by the IASB and tax purposes.

Deferred tax assets resulting from deductible temporary differences, tax losses and tax incentives are recognized to the extent that it is probable that future taxable profit or taxable temporary differences will be available against which the deductible temporary difference can be utilized.

The Group’s tax incentives are related to the Research and Development Tax Incentive regime in Turkiye and the Group accounts for such tax incentives as tax credits, which means that the tax incentive reduces income tax payable and current tax expense. Unused tax incentives have no expiration date.

	2025	2024

Net deferred tax assets /(liabilities):
Deferred tax assets	47,929	—
Deferred tax liabilities (-)	—	—

	47,929	—

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 20 - INCOME TAXES (Continued)

Deferred income taxes (Continued)

As of 31 December 2025 and 2024, Hepsijet has accounted for the remaining deferred tax assets due to uncertainties as to the generation of future taxable profits for the realization of such deferred tax assets in the foreseeable future, as described below:

	Total temporary differences		Deferred income tax assets/(liabilities)
	2025	2024	2025	2024

Deferred income tax assets and liabilities:
Tax incentives	(7,103,220)	(5,230,536)	1,813,403	1,323,925
Property and equipment and intangible assets	(2,423,900)	(2,558,343)	604,694	637,525
Lease liabilities	(1,562,285)	(1,285,378)	392,987	321,832
Carry forward tax losses	(1,363,452)	(733,827)	409,036	220,148
Employee benefit obligations	(1,143,119)	(765,918)	289,662	195,626
Trade receivables	(616,072)	(611,915)	156,699	159,462
Accrued expenses, contract liabilities and merchant advances	(554,694)	(822,050)	138,495	205,045
Inventories	(507,206)	(207,131)	126,802	51,782
Provision for license fee	(260,494)	(235,637)	65,123	58,909
Deferred income	(198,370)	(433,167)	55,153	111,266
Legal provisions	(93,813)	(48,474)	23,453	12,118
Income accruals and contract assets	—	58,551	—	(14,638)
Prepaid expenses	104,399	81,473	(26,236)	(20,411)
Trade payables and payables to merchants	554,384	343,658	(138,596)	(85,915)
Right of use assets	1,854,009	1,643,339	(468,381)	(411,385)

Total			3,442,294	2,765,289
Non recoverable net deferred tax assets (-)			(3,393,137)	(2,765,289)
Deferred income tax assets, net			49,157	—

Since the applicable tax rate is changed to 25% for the following years beginning from 1 January 2023, 25% tax rate is used in the deferred tax calculation of 31 December 2025 for all of the temporary differences.

The expiration dates of carry forward tax losses for which the Group has not recognized any deferred income tax asset are as follows:

	2025	2024

2025	—	3,765
2026	21,255	27,822
2027	72,576	94,996
2028	119,555	156,489
2029	272,005	450,755
2030	878,061	—

Total	1,363,452	733,827

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 20 - CURRENT INCOME TAX (Continued)

Deferred income taxes (Continued)

The movements of deferred tax assets and liabilities are as follows:

	2025	2024

1 January	—	—
Net income for the year charge	49,157	—
Tax charge relating to components of other comprehensive income	(1,228)	—

31 December	47,929	—

Global Minimum Complementary Corporate Tax Regulations

Türkiye began adopting the OECD’s Global Minimum Tax for Multinational Enterprises regulations (Pillar 2) with the laws published in the Official Gazette on 2 August 2024. The impact of these regulations on the Group’s financial position and performance has been assessed, and it has been determined that there is no material impact.

NOTE 21 – BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES

a)    Remuneration of key management personnel:

The remuneration of key management personnel (directors and members of executive officers) for the years ended 31 December 2025, 2024 and 2023 are as follows;

	1 January – 31	1 January – 31	1 January – 31
	December	December	December
	2025	2024	2023

Salaries and other short-term employee benefits	1,442,445	1,321,469	1,127,276

Salaries and other short-term employee benefits include equity settled share-based payments amounting to TRY216,074 thousand in 2025 (2024: TRY235,534 thousand and 2023: TRY201,079 thousand), comprising TRY76,098 thousand related to equity-settled share-based payments and TRY139,976 thousand arising from awards modified to cash-settled share-based payments during the year.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 21 – BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued)

b)    Balances with related parties at 31 December 2025 and 2024:

Due from and to related parties listed as of 31 December 2025 and 2024 are as follows;

Due from related parties:

	2025	2024

Doğan Dış Ticaret ve Mümessillik A.Ş. (“Doğan Dış Ticaret”)	—	13,571
D Elektronik Şans Oyunları ve Yayıncılık A.Ş. (“Nesine”)	—	3,385
Doğan Burda Dergi Yayıncılık ve Pazarlama A.Ş. (“Doğan Burda”)	—	666
Other	206	1,435

	206	19,057

Amounts due from other related parties mainly resulted from sale of goods.

Due to related parties:

	2025	2024

Doğan Yayınları Yayıncılık ve Yapımcılık Ticaret A.Ş. (“Doğan Yayıncılık”)	—	14,155
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	—	923
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	—	263
Doğan Portal ve Elektronik Ticaret A.Ş.	—	76
Other	—	1,522

	—	16,939

Amounts due to related parties mainly resulted from purchase of inventories, advertising services, head quarter rentals and payables due to merchant financing arrangements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 21 – BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued)

c)    Significant sales to and purchases from related parties for the years ended 31 December 2025, 2024 and 2023:

Purchases from and sales to related parties listed as follows;

Service and product sales to related parties:

	1 January – 31	1 January – 31	1 January – 31
	December	December	December
	2025	2024	2023

Nesine (*)	1,958	21,169	25,433
Doğan Yayıncılık (*)	487	6,517	8,315
Doğan Burda (*)	358	4,963	5,528
Doğan Portal ve Elektronik Ticaret A.Ş. (“Doğan Portal”) (*)	361	2,661	2,143
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	137	1,602	2,925
Doğan Dış Ticaret	—	5,554	4,468
Değer Merkezi Hizmetler ve Yönetim A.Ş.	—	2,661	3,113
Otomobilite Motorlu Araçlar Ticaret A.Ş	—	3,016	3,456
Aydın Doğan Vakfı	—	1,880	270
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	—	1,725	901
Milta Turizm İşletmeleri A.Ş.	—	958	1,092
Glokal Dijital Hizmetler ve Pazarlama A.Ş.	—	691	195
Suzuki Motorlu Araçlar Pazarlama A.Ş.	—	433	1,682
Other	375	6,790	6,692

	3,676	60,620	66,213

(*)Transactions with related parties for 2025 herein only include those occurred between 1 January 2025 and 29 January 2025 since these entities were no longer the Group’s related parties after the Change of Control was completed on 29 January 2025.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 21 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued)

c)    Significant sales to and purchases from related parties for the years ended 31 December 2025, 2024 and 2023: (Continued)

Service and product purchases from related parties:

	1 January – 31	1 January – 31	1 January – 31
	December	December	December
	2025	2024	2023

D Gayrimenkul Yatırımları ve Ticaret A.Ş. (*)	8,655	67,747	85,484
Doğan Dış Ticaret (*)	4,848	516,495	368,817
Doğan Yayıncılık (*)	2,502	31,579	27,929
Milta Turizm İşletmeleri A.Ş. (*)	56	844	2,385
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	—	8,420	9,842
Doğan Burda	—	1,216	4,398
Karel Elektronik Sanayi ve Ticaret A.Ş	—	1,204	—
Doğan Müzik Yapım ve Ticaret A.Ş.	—	702	1,357
Değer Merkezi Hizmetler ve Yönetim A.Ş.	—	52	8
Doğan Portal	—	34	2,039
Nesine	—	30	—
Other (*)	513	2,583	395

	16,574	630,906	502,654

(*)Transactions with related parties for 2025 herein only include those occurred between 1 January 2025 and 29 January 2025.

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

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 22 – FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

Financial risk management (Continued)

Foreign currency risk

The table below summarizes the Group’s exposure to foreign exchange rate risk at 31 December 2025 and 2024 in terms of TRY equivalents of foreign currency denominated assets and liabilities.

	As of 31 December 2025
	US Dollar	Euro	GBP	CHF	Total

Assets:
Cash and cash equivalents	794,303	13,164	86	1,407	808,960
Financial investments	1,947,659	22,916	—	—	1,970,575
Trade receivables	44,133	10,462	—	—	54,595
Other current assets	33	—	—	—	33

Total assets	2,786,128	46,542	86	1,407	2,834,163

Liabilities:
Trade payables and payables to merchants	(2,718,908)	(28,039)	(52)	(50)	(2,747,049)
Other current liabilities	(194,459)	(112)	—	—	(194,571)

Total liabilities	(2,913,367)	(28,151)	(52)	(50)	(2,941,620)

Net foreign currency position	(127,239)	18,391	34	1,357	(107,457)

	As of 31 December 2024
	US Dollar	Euro	GBP	CHF	Total

Assets:
Cash and cash equivalents	569,700	15,337	58	47	585,142
Financial investments	3,082,805	—	—	—	3,082,805
Trade receivables	226,746	46,613	—	—	273,359
Other current assets	30	—	—	—	30

Total assets	3,879,281	61,950	58	47	3,941,336

Liabilities:
Trade payables and payables to merchants	(1,826,110)	(17,767)	—	(42)	(1,843,919)
Provisions	(32,758)	(312)	—	—	(33,070)

Total liabilities	(1,858,868)	(18,079)	—	(42)	(1,876,989)

Net foreign currency position	2,020,413	43,871	58	5	2,064,347

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 22 – FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

Financial risk management (Continued)

Foreign currency risk (Continued)

The Group is exposed to foreign exchange risk through the impact of rate changes in the translation of foreign currency denominated liabilities to local currency. These risks are monitored and limited by analysing foreign currency position through obtaining positions within the approved limits.

At 31 December 2025, if the US Dollar had strengthened/weakened by 10% against the TRY with all other variables held constant, loss before income taxes would have been TRY12,724 thousand higher/lower (2024: Loss before tax would have been TRY202,041 thousand lower/higher), mainly as a result of foreign exchange losses/gains on the translation of US Dollar assets and liabilities.

At 31 December 2025, if the Euro had strengthened/weakened by 10% against the TRY with all other variables held constant, loss before income taxes would have been TRY1,839 thousand lower/higher (2024: Loss before tax would have been TRY4,387 thousand lower/higher), mainly as a result of foreign exchange losses/gains on the translation of Euro assets and liabilities.

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

As 31 December 2025 and 2024, expected credit loss from trade receivables and loan receivables are as follows:

		Overdue 0-1	Overdue 1-3	Overdue 3-12	Overdue more than
31 December 2025	Not past due	months	months	months	12 months	Total
Trade receivables	5,068,335	204,594	38,013	1,170,688	180,872	6,662,502
Expected credit loss	4,002	219	8,703	528,079	180,872	721,875
Loan receivables	254,822	19,788	22,856	229,802	—	527,268
Expected credit loss	8,111	708	7,118	185,937	—	201,874

		Overdue 0-1	Overdue 1-3	Overdue 3-12	Overdue more than
31 December 2024	Not past due	months	months	months	12 months	Total
Trade receivables	4,430,856	378,547	350,828	377,696	79,660	5,617,587
Expected credit loss	19,016	22,496	61,733	114,505	78,719	296,469
Loan receivables	711,070	121,154	141,695	127,498	—	1,101,417
Expected credit loss	13,817	13,543	46,400	121,971	—	195,731

Funding risk

The ability to fund the existing and prospective debt requirements is managed by maintaining the availability of adequate funding lines from high quality lenders and supply financing arrangements.

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 22 – FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

Financial risk management (Continued)

Liquidity risk

The Group maintains available line of credit limits with various banks that can be used in obtaining cash, letters of guarantee and cash for payments to suppliers. The Group generates negative working capital as a result of its operating model. The table below shows the Group’s liquidity risk arising from financial liabilities.

		Contractual
	Carrying	undiscounted	Up to	3 – 12	1 – 5
2025	value	cash flow	3 months	months	years

Non-derivative financial instruments:
Trade payables and payables to merchants	25,879,493	26,166,334	25,648,274	518,060	—
Lease liabilities	1,829,274	2,844,635	343,991	923,834	1,576,810
Bank borrowings	596,550	596,550	596,550	—	—
Wallet deposits	261,187	261,187	261,187	—	—

	28,566,504	29,868,706	26,850,002	1,441,894	1,576,810

		Contractual
	Carrying	undiscounted	Up to	3 – 12	1 – 5
2024	value	cash flow	3 months	months	years

Non-derivative financial instruments:
Trade payables and payables to merchants	19,599,492	19,949,685	18,432,602	1,517,083	—
Lease liabilities	1,299,459	2,309,756	217,535	605,033	1,487,188
Bank borrowings	2,202,507	2,347,284	2,258,673	88,611	—
Wallet deposits	232,474	232,474	232,474	—	—
Due to related parties	16,939	16,939	16,939	—	—

	23,350,871	24,856,138	21,158,223	2,210,727	1,487,188

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

Consistent with others in the industry, the Group monitors capital on the basis of the net debt to equity ratio. This ratio is calculated as net debt divided by equity. Net debt is calculated as total bank borrowings and lease liabilities less cash and cash equivalents. Net debt to equity ratios at 31 December 2025 and 2024 were as follows:

	2025	2024

Net debt (Note 24)	(8,881,808)	(5,333,499)
Total equity	2,011,596	4,347,566

Net debt to equity ratio	(442)%	(123)%

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

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

The following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimate fair value:

The fair values of certain financial assets and liabilities carried at amortized cost, including cash and cash equivalents, trade payables and payables to merchants and bank borrowings are considered to approximate their respective carrying values due to their short-term nature.

The carrying value of trade receivables along with the related allowances for uncollectability is estimated to be their fair values.

The estimated fair value of loan receivables and BNPL receivables represents the discounted amount of future cash flows. Cash flows are discounted at current market rates with similar currency and remaining maturity in order to determine their fair value.

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

Based on the fair value hierarchy, the Group’s financial assets and liabilities that are measured at fair value on a recurring basis are categorized as follows:

	As of 31 December 2025
Financial assets	Total	Level 1	Level 2	Level 3

Money market funds (Note 3)	18	18	—	—
Mutual funds at fair value (Note 4)	1,794,871	1,794,871	—	—
Venture capital investment funds at fair value (Note 4)	38,750	—	—	38,750
	1,833,639	1,794,889	—	38,750

	As of 31 December 2024
Financial assets	Total	Level 1	Level 2	Level 3

Money market funds (Note 3)	6,086,003	6,086,003	—	—
Mutual funds at fair value (Note 4)	2,889,205	2,889,205	—	—
	8,975,208	8,975,208	—	—

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 24 – CASH FLOW INFORMATION

Net debt is calculated as total borrowings and lease liabilities less cash and cash equivalents. Movements in net debt for the year ended 31 December 2025, 2024 and 2023 is as follows;

2025	Lease liabilities	Bank borrowings	Total

1 January	1,299,459	2,202,507	3,501,966

Increase in lease liabilities	1,401,071	—	1,401,071
Cash inflows	—	8,389,902	8,389,902
Cash outflows	(1,123,562)	(9,859,023)	(10,982,585)
Other non-cash movements (*)	617,598	264,024	881,622
Monetary gain	(365,292)	(400,860)	(766,152)

31 December	1,829,274	596,550	2,425,824

Less: cash and cash equivalents			(11,307,632)

Net debt			(8,881,808)

2024	Lease liabilities	Bank borrowings	Total

1 January	522,330	352,034	874,364

Increase in lease liabilities	1,326,150	—	1,326,150
Cash inflows	—	6,837,080	6,837,080
Cash outflows	(616,958)	(4,962,417)	(5,579,375)
Other non-cash movements (*)	278,383	373,556	651,939
Monetary gain	(210,446)	(397,746)	(608,192)

31 December	1,299,459	2,202,507	3,501,966

Less: cash and cash equivalents			(8,835,465)

Net debt			(5,333,499)

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2025, 2024 AND 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2025, as described in note 2.1 unless otherwise indicated.)

NOTE 24 – CASH FLOW INFORMATION (continued)

2023	Lease liabilities	Bank borrowings	Total

1 January	816,980	74,648	891,628

Increase in lease liabilities	470,347	—	470,347
Cash inflows	—	1,091,058	1,091,058
Cash outflows	(581,069)	(717,660)	(1,298,729)
Other non-cash movements(*)	145,554	18,782	164,336
Monetary gain	(329,482)	(114,794)	(444,276)

31 December	522,330	352,034	874,364

Less: cash and cash equivalents			(10,393,941)

Net debt			(9,519,577)
(*)	Other non-cash movements mainly consist of interest accruals.

NOTE 25 – (LOSS)/INCOME PER SHARE

(Loss)/income per share is disclosed below:

	1 January – 31	1 January – 31	1 January – 31
	December	December	December
	2025	2024	2023

(Loss)/income for the year	(5,699,176)	(2,100,697)	142,744
Weighted average number of shares with face value of TRY0.20 each	372,266	328,364	324,810

Basic and diluted income/(loss) per share (TRY per share)	(15.31)	(6.40)	0.44

The equity-settled share-based payment awards (restricted stock units) could potentially dilute basic income/(loss) per share in the future but were not included in the calculation because they are antidilutive for the year ended 31 December 2024. There is no equity-settled share-based payment awards as at 31 December 2025.

NOTE 26 – SUBSEQUENT EVENTS

On 5 January 2026, Kaspi.kz signed a Stock Purchase Agreement to purchase 32,885,686 ordinary shares from TurkCommerce B.V for an aggregate purchase price of USD$97,013 thousand, representing an increase in Kaspi.kz’s ownership of the total share capital of Hepsiburada to 85.17%. The purchase transaction was completed on 9 January 2026, as reported in a Schedule 13D/A filed by Kaspi.kz on 7 January 2026.

On 16 March 2026, Kazpi.kz agreed to purchase an aggregate of 1,773,645 ordinary shares (represented by ADSs) of Hepsiburada from an unrelated party at a purchase price of USD$2.95 per share, for an aggregate purchase price of USD$5,232 thousand. As a result of this transaction, Kaspi.kz ownership of Hepsiburada increased to 85.66%.